Form 20-F
period 2003-12-31
JSG FUNDING PLC; JSG ACQUISITIONS I
filed 2004-04-19
CIK 1207316, 1175423

Use these links to rapidly review the document
TABLE OF CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 333-101456

JSG FUNDING PLC (formerly known as MDP Acquisitions plc)
JSG ACQUISITIONS (formerly known as MDCP Acquisitions I)
(Exact name of registrants as specified in their respective charters)

IRELAND
(Jurisdiction of incorporation or organization)

BEECH HILL, CLONSKEAGH, DUBLIN 4, IRELAND
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
 None

Securities registered or to be registered pursuant to Section 12(g) of the Act:
 None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
 10 1/8% Senior Notes due 2012
9 5/8% Senior Notes due 2012
15.5% Subordinated Notes due 2013

        Indicate the number of outstanding shares of each of the JSG Funding's classes of capital or common stock as of December 31, 2003: Ordinary Shares of €0.001 each 40,000,000

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes    ☐ No

        Indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17    ☒ Item 18

Introduction

        In this annual report, unless the context otherwise requires:

  •
  "JSG Funding" refers to JSG Funding plc (formerly known as MDP Acquisitions plc), a direct subsidiary of JSL and indirect owner of JSG;

  •
  "JSG Acquisitions" refers to JSG Acquisitions (formerly known as MDCP Acquisitions I), a wholly-owned subsidiary of JSG Funding and guarantor of the 9 5/8% Senior Notes due 2012 and the 10 1/8% Senior Notes due 2012;

  •
  "JSL" refers to Jefferson Smurfit Group Limited (formerly known as MDCP Acquisitions Limited), an entity ultimately controlled by Madison Dearborn Partners, L.L.C. ("Madison Dearborn") and its affiliates.

  •
  "JSG" refers to Smurfit Packaging Corporation Ltd (formerly Jefferson Smurfit Group Ltd and Jefferson Smurfit Group plc) and its consolidated subsidiaries; and

  •
  "JSG Packaging" refers to JSG Packaging Limited, an Irish limited company which from February 6, 2004 became the ultimate parent of the business conducted by JSG;

  •
  "JSG Holdings" refers to JSG Holdings plc, a direct subsidiary of JSG Packaging and from Februray 6, 2004, the indirect parent of JSG.

  •
  "SSCC" refers to Smurfit-Stone Container Corporation;

  •
  "Group", "we," "us," and "our" and similar terms refer to the consolidated business of JSG Funding plc and all of its consolidated subsidiaries and its predecessors, including JSG.

        See Item 4 "Information on the Company—History and Development of the Company" for more information relating to the acquisition of JSG by JSG Acquisitions.

        The following name changes took place in June 2003:

Former Name	Current Name
MDCP Acquisitions Ltd	Jefferson Smurfit Group Ltd (JSL)
MDP Acquisitions plc	JSG Funding plc (JSG Funding)
MDCP Acquisitions I	JSG Acquisitions (JSG Acquisitions)
Jefferson Smurfit Group Ltd	Smurfit Packaging Corporation Ltd (JSG)

        This annual report on Form 20-F covers both JSG Funding and JSG Acquisitions. JSG Acquisitions is the wholly owned subsidiary of JSG Funding and guarantor of JSG Funding's 10 1/8% Senior Notes due 2012 and the 9 5/8% Senior Notes due 2012. The operating earnings, net income and cash flows of both companies are almost identical. Although the interest expense of both are similar, JSG Funding has a greater third party interest cost while JSG Acquisitions has a substantial inter company interest expense payable to JSG Funding. This relates to the advance to JSG Acquisitions of the proceeds from the issuance of the senior notes and the subordinated notes by JSG Funding. The balance sheets of both companies are also substantially the same with the exception of the composition of their debt. The third party debt of JSG Funding is greater than that of JSG Acquisitions. However, JSG Acquisitions has substantial inter company debt due to JSG Funding relating to the advance of the proceeds of the senior notes and subordinated notes offerings.

Presentation of our Financial Information

        Unless otherwise indicated, financial information in this annual report has been prepared in accordance with generally accepted accounting principles in Ireland ("Irish GAAP"). Irish GAAP differs in certain significant respects from accounting principles generally accepted in the United States ("US GAAP"). For a discussion of the most significant differences between Irish GAAP and US GAAP as they apply to JSG Funding, see note 37 to the historical audited consolidated financial statements included elsewhere in this annual report.

        The financial statements in this annual report do not comprise 'full group accounts' within the meaning of Regulation 40(1) of the European Communities (Companies: Group Accounts) Regulations, 1992 of Ireland insofar as such group accounts would have to comply with the disclosure and other requirements of those Regulations. Full group accounts for predecessor for the year ended December 31, 2001 and for JSL for the period from September 3, 2002 through December 31, 2002, have received unqualified audit reports and have been filed as appropriate with the Irish Registrar of Companies. Full group accounts for the year ended December 31, 2003, will be filed with the Registrar in due course.

Exchange Rate Information

        In this annual report: (1) "IR£" or "Irish punt" refers to the former currency of Ireland; (2) "€" or "euro" refers to the single currency of the participating Member States in the Third Stage of European Economic and Monetary Union of the Treaty Establishing the European Community, as amended from time to time; (3) "$", "US$" or "U.S. dollars" refers to the lawful currency of the United States of America; (4) "£" or "sterling" refers to the lawful currency of the United Kingdom; and (5) "SEK" or "Swedish Krona" refers to the lawful currency of Sweden.

        Ireland is a participant in the European Monetary Union. In accordance with the Maastricht Treaty, the euro was launched as the single European currency on January 1, 1999. Upon the launch of the euro, the exchange rate for the Irish punt was irrevocably fixed at IR£0.787564 = €1.00, and on January 1, 2002, the Irish punt was replaced by the euro. The following tables show for the period from January 1, 1999 through December 31, 2003, the period-end, average, high and low Noon Buying Rates in the City of New York for cable transfers of euro as certified for customs purposes by the Federal Reserve Bank of New York expressed as U.S. dollars per €1.00, which we refer to as the "Noon Buying Rate."

	U.S. dollar/euro Exchange Rates
	At and for the Years Ended December 31,
	1999	2000	2001	2002	2003
Exchange rate at end of period	1.0070	0.9388	0.8822	1.0485	1.2597
Average exchange rate during period(1)	1.0588	0.9207	0.8909	0.9495	1.1412
Highest exchange rate during period	1.1812	1.0335	0.9535	1.0485	1.2597
Lowest exchange rate during period	1.0016	0.8270	0.8370	0.8594	1.0361

(1)
The average of the Noon Buying Rates on the last business day of each month during the applicable period.

	U.S. dollar/euro Exchange Rates
	At and for the Months Ended
	2003												2004
	Jan.	Feb.	Mar.	Apr.	May	June	July	Aug.	Sept.	Oct.	Nov.	Dec.	Jan.	Feb.	Mar.
Exchange rate at end of period	1.07	1.08	1.09	1.12	1.18	1.15	1.12	1.10	1.17	1.16	1.20	1.26	1.25	1.24	1.21
Average exchange rate during period	1.06	1.08	1.08	1.09	1.16	1.17	1.14	1.12	1.13	1.17	1.17	1.23	1.26	1.26	1.23
Highest exchange rate during period	1.09	1.09	1.11	1.12	1.19	1.19	1.16	1.14	1.17	1.18	1.20	1.26	1.29	1.28	1.24
Lowest exchange rate during period	1.04	1.07	1.05	1.06	1.12	1.14	1.12	1.08	1.07	1.16	1.14	1.20	1.24	1.24	1.21

        On April 14, 2004, the Noon Buying Rate was €1.00=$1.194.

        Our inclusion of these exchange rates is not meant to suggest that the euro amounts actually represent such U.S. dollar amounts or that such amounts could have been converted into U.S. dollars at such rate or any other rate. In connection with the preparation of the group profit and loss account and the group cash flow statement, management uses average monthly exchange rates. In connection with the preparation of the group balance sheet, management uses the closing exchange rate at the balance sheet date. For a discussion of the impact of the exchange fluctuations on our financial condition and results of operations, see "Operating and Financial Review and Prospects."

Market, Ranking And Other Data

        The data included in this annual report regarding markets and ranking, including the size of certain markets and JSG's position and the position of JSG's competitors within these markets, are based on independent industry publications, reports from government agencies or other published industry sources and estimates based on JSG management's knowledge and experience in the markets in which it operates. The estimates have been based on information obtained from JSG's customers, distributors, suppliers, trade and business organizations and other contacts in the markets in which it operates. We believe these estimates to be accurate as of the date of this annual report. However, this information may prove to be inaccurate because of the method by which some of the data was obtained or because this information cannot always be verified with complete certainty due to the limits on availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in a survey of market size. All references to market positions of JSG set forth herein are based on a comparison of volumes sold.

Disclosure Regarding Forward-Looking Statements

        This annual report includes forward-looking statements. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes," "estimates," "anticipates," "expects," "intends," "may," "will" or "should" or, in each case, their negative, or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this annual report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth strategies and the industry in which we operate.

        By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from those made in, or suggested by, the forward-looking statements contained in this annual report. In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate are consistent with the forward-looking statements contained in this annual report, those results or developments may not be indicative of results or developments in subsequent periods. Important factors that could cause those differences include, but are not limited to:

  •
  our substantial leverage and our ability to meet our debt service obligations;

  •
  our ability to generate growth or profitable growth;

  •
  the availability and price of raw materials;

  •
  our ability to integrate our operations and acquisitions successfully;

  •
  our exposure to currency or interest rate fluctuations;

  •
  our ability to implement our business strategy successfully;

  •
  our ability to comply with existing or newly implemented environmental regimes in the countries in which we operate;

  •
  our liability for violations, known or unknown, under environmental laws;

  •
  increased competition from other companies in our industry and our ability to retain or increase our market shares;

  •
  our ability to maximize operating and organizational efficiencies; and

  •
  general local and global economic conditions.

        We urge you to read the sections of this annual report entitled "Risk Factors" and "Business Overview" for a more complete discussion of the factors that could affect our future performance and the industry in which we operate. In light of these risks, uncertainties and assumptions, the forward-looking events described in this annual report may not occur.

        We undertake no obligation to publicly update or publicly revise any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the cautionary statements referred to above and contained elsewhere in this annual report.

Item 1.    Identity of directors, senior management and advisors

        Not applicable.

Item 2.    Offer statistics and expected timetable

        Not applicable.

Item 3.    Key Information

Selected Historical Financial Data

        The following table sets forth certain of our historical financial data. The periods prior to and including September 2, 2002 reflect data of JSG, JSG Funding's predecessor for financial accounting purposes. The periods beginning September 3, 2002 reflect data of JSG Funding and its consolidated subsidiaries after the acquisition of JSG. Because of the revaluation of certain assets and liabilities acquired and the increased level of debt as part of the transactions, and their related impact on the financial data, the consolidated financial statements of JSG, JSG Funding's predecessor for the periods prior to September 3, 2002, are not comparable to those of JSG Funding subsequent to that date. We have derived the selected historical consolidated financial data as of and for the fiscal years ended December 31, 2001 and for the period January 1, 2002 through September 2, 2002 from JSG's audited financial statements and the related notes included elsewhere in this annual report. The selected historical consolidated financial data as of and for the fiscal years ended December 31, 1999 and 2000 have been derived from JSG's audited consolidated financial statements for such years, which are not included in this annual report. We have derived the selected historical consolidated financial data for the period from September 3, 2002 through December 31, 2002 and for the year ended December 31, 2003 from JSG Funding's financial statements and the related notes included elsewhere in this annual report. The selected historical financial data set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with the discussion under the heading "Operating and Financial Review and Prospects," and the historical consolidated financial statements of JSG and JSG Funding and accompanying notes included elsewhere in this annual report.

        Unless otherwise indicated, this historical financial data has been prepared in accordance with Irish GAAP. Irish GAAP differs in certain significant respects from US GAAP. For a discussion of the most significant differences between Irish GAAP and US GAAP as they apply to JSG Funding and JSG, see note 37 to JSG Funding's historical audited consolidated financial statements included elsewhere in this annual report.

	Predecessor				Successor
	Years Ended Dec. 31,			Jan. 1, 2002 to Sept. 2, 2002	Sept. 3, 2002 to Dec. 31, 2002
						Year Ended Dec. 31, 2003
	1999	2000	2001
Consolidated Statement of Income Data:
Irish GAAP unless stated otherwise
Net sales	€3,688,595	€4,565,244	€4,511,650	€3,134,080	€1,575,575	€4,746,315
Cost of sales	2,728,050	3,336,671	3,243,372	2,272,287	1,145,857	3,419,820
Impairment of property, plant and equipment	23,235	—	26,642	—	—	—

Gross profit	937,310	1,228,573	1,241,636	861,793	429,718	1,326,495
Net operating expenses	734,897	866,103	883,964	656,419	284,005	982,345
Reorganization and restructuring costs	43,174	20,890	23,763	12,484	11,978	35,006

Operating income subsidiaries	159,239	341,580	333,909	192,890	133,735	309,144
Share of associates' operating income	222,285	403,934	242,212	117,473	7,224	12,155
Share of associates' restructuring costs	(19,621)	(24,894)	(10,895)	(7,541)	—	—

Total operating income	361,903	720,620	565,226	302,822	140,959	321,299
Income on sale of operations subsidiaries	34,529	—	—	20,440	—	5,560
Share of associates' income on sale of operations	148,060	3,105	—	—	—	—
Interest income	26,818	20,511	23,053	10,286	5,230	11,631
Interest expense	(120,470)	(120,370)	(108,621)	(65,881)	(92,718)	(309,368)
Share of associates' net interest	(187,528)	(181,567)	(154,654)	(74,387)	(386)	(2,062)
Other financial expense(1)	—	—	—	—	(10,775)	(15,266)

Income before taxes and equity minority interests	263,312	442,299	325,004	193,280	42,310	11,794
Taxes on income, as reported	(125,519)	(185,551)	(137,565)	(77,889)	(31,395)	(62,354)

Income/(loss) before equity minority interests	137,793	256,748	187,439	115,391	10,915	(50,560)
Equity minority interests	(16,187)	(30,816)	(37,022)	(19,969)	(9,061)	(16,768)

Net income/(loss)	€121,606	€225,932	€150,417	€95,422	€1,854	€(67,328)

Restated financial information applying FRS 19 retrospectively:
Net income, as reported	121,606	n/a	n/a	n/a	n/a	n/a
Unaudited deferred tax adjustment(2),(3)	(11,069)	n/a	n/a	n/a	n/a	n/a

Unaudited and restated net income	€110,537	n/a	n/a	n/a	n/a	n/a

Net income/(loss) in accordance with US GAAP	€116,732	€245,670	€151,921	€95,973	€10,267	€(36,748)

	Predecessor				Successor
	Years Ended Dec. 31,			Jan. 1, 2002 to Sept. 2, 2002	Sept. 3, 2002 to Dec. 31, 2002
						Year Ended Dec. 31, 2003
	1999	2000	2001
Other Financial Data:
EBITDA:(4)	€411,672	€576,431	€572,673	€385,684	€215,621	€597,452
Depreciation, depletion and amortization expense	217,904	234,851	238,764	172,354	92,661	298,014
Net cash provided by (used in):
Operating activities	€392,417	€482,298	€584,492	€356,514	€271,698	€690,964
Capital expenditure and financial investment	(125,356)	(116,327)	(136,627)	(121,206)	(90,307)	(161,680)
Acquisitions and disposals	60,681	(109,067)	(42,431)	(297,064)	(2,516,819)	(180,546)
Financing activities	(688,592)	(19,956)	(128,032)	43,502	2,561,209	(7,421)
Capital expenditures	(171,088)	(147,629)	(177,213)	(119,620)	(91,139)	(207,518)
Balance Sheet Data (at end of period):
Cash at bank and in hand	€457,408	€427,092	€440,109	n/a	€184,331	€179,067
Property, plant and equipment	2,085,678	2,138,827	2,088,019	n/a	2,214,254	2,435,946
Total assets	5,390,423	5,901,002	5,936,617	n/a	5,842,608	5,816,927
Total long term debt and other long term liabilities	1,205,363	1,337,515	1,404,432	n/a	3,027,284	3,022,350
Shareholders' equity	2,263,984	2,505,175	2,525,191	n/a	878,099	895,356
Restated financial information applying FRS 19 retrospectively:
Total assets, as reported	€5,390,423	€5,901,002	n/a	n/a	n/a	n/a
Unaudited deferred tax adjustment(2),(3)	(44,006)	(56,258)	n/a	n/a	n/a	n/a
Unaudited and restated total assets	€5,346,417	€5,844,744	n/a	n/a	n/a	n/a
Shareholders' equity, as reported	2,263,984	2,505,175	n/a	n/a	n/a	n/a
Unaudited deferred tax adjustment(2),(3)	(97,364)	(118,445)	n/a	n/a	n/a	n/a
Unaudited and restated shareholders' equity	2,166,620	2,386,730	n/a	n/a	n/a	n/a
US GAAP:
Total assets	€5,531,224	€5,975,685	€5,913,972	n/a	€6,071,534	€5,965,772
Shareholders' equity	2,398,395	2,607,526	2,685,847	n/a	691,685	751,402

(1)
Income before taxes for JSG Funding is shown after charging "Other financial expense," which is an element of the cost of retirement benefits. In accordance with Irish accounting standards the segmental analyses are presented on a geographical and product basis which aligns with our management and operational structure. However the pension schemes are primarily aligned with our legal structure. Due to the number of pension plans and their different costs they have not been allocated. This preserves comparability with other companies which are not subject to FRS 17 and complies with the information covenants in our borrowing agreements.

(2)
From January 1, 2002, we adopted Financial Reporting Standard (FRS) 19—"Deferred Tax" which requires full provision to be made for deferred tax arising from timing differences between the recognition of gains and losses in the financial statements and the tax computation. FRS 19 applies to accounting periods ending on or after January 23, 2002. In adopting

  FRS 19, we have chosen not to discount deferred tax assets and liabilities. The cumulative effect of the change in policy has been accounted for as a prior year adjustment and for the sole purposes of this summary historical consolidated financial data, previously reported figures have been restated. As a consequence of this change in policy, accounting for deferred taxation under Irish GAAP is more closely aligned to US GAAP.

(3)
The summary historical financial data for the fiscal years 2000 and 2001 was derived from JSG's audited financial statements included elsewhere in this annual report. As outlined in note (2) above, we have reflected the impact of FRS 19 in the financial data for these periods. The cumulative financial impact of the new standard as at January 1, 2000 and the financial impact on the years ended December 31, 2000 and 2001 has been audited. The financial impact on the year ended December 31, 1999 has not been audited.

(4)
EBITDA represents "operating income subsidiaries" plus "income on sale of operations subsidiaries" plus "depreciation, depletion and amortization expense" less "other financial expense". EBITDA is included in this annual report because it is a basis upon which JSG Funding assesses its financial performance and debt service capabilities, and because certain covenants in JSG Funding's (and subsidiaries') borrowing arrangements are tied to similar measures. You should not consider EBITDA in isolation from or as a substitute for cash flows from operations, net income or other consolidated income or cash flow statement data prepared in accordance with Irish GAAP or US GAAP or as a measure of a company's profitability or liquidity. JSG Funding understands that while EBITDA is frequently used by securities analysts, lenders and others in their evaluation of companies, EBITDA as used herein is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation. For example, EBITDA does not include income or expense relating to associates or equity minority interests.

The
following is a reconciliation of net income to EBITDA:

	Year Ended Dec. 31,
	Predecessor				Successor
	1999	2000	2001	Jan. 1, 2002 to Sept. 2, 2002	Sept. 3, 2002 to Dec. 31, 2002	Year Ended Dec. 31, 2003
Net income/(loss)	€110,537	€225,932	€150,417	€95,422	€1,854	€(67,328)
Equity minority interests	16,187	30,816	37,022	19,969	9,061	16,768
Taxes on income	136,588	185,551	137,565	77,889	31,395	62,354
Share of associates pre-tax income	(163,196)	(200,578)	(76,663)	(35,545)	(6,838)	(10,093)
Net interest expense	93,652	99,859	85,568	55,595	87,488	297,737
Depreciation, depletion and amortization expense	217,904	234,851	238,764	172,354	92,661	298,014

EBITDA	€411,672	€576,431	€572,673	€385,684	€215,621	€597,452

Risk Factors

        You should carefully consider the risks described below that could affect our business. The risks below are not the only ones that we face—some risks are not yet known to us and some that we do not currently believe to be material could later turn out to be material. All of these risks could significantly harm our business, revenues, operating income, net income, net assets and liquidity and capital resources.

        This annual report contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of many factors, including the risks faced by us described below and elsewhere in this annual report. You should also refer to other information in this annual report, including the Consolidated Financial Statements and the related Notes.

Risks Relating to Our Indebtedness

Our substantial indebtedness could have a material adverse effect on our financial health and prevent us from fulfilling our outstanding debt obligation.

        We have significant debt service obligations as a result of completing the acquisition of JSG in October 2002. As of December 31, 2003, we had outstanding long term indebtedness of approximately €3,166 million (including the current portion of €48 million) and shareholders' equity of approximately €895 million.

        Our substantial debt could have important consequences. For example, it could:

  •
  make it more difficult for us to satisfy our obligations with respect to the senior notes, the subordinated notes and our obligations under the senior credit facility;

  •
  require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, which would reduce the funds available for working capital, capital expenditures, acquisitions and other general corporate purposes;

  •
  limit our flexibility in planning for, or reacting to, changes in the manufacture, production, distribution or marketing of our products, customer demand, competitive pressures, and the industries we serve;

  •
  place us at a competitive disadvantage compared to any of our competitors that are less leveraged than we are;

  •
  increase our vulnerability to both general and industry-specific adverse economic conditions; and

  •
  limit our ability to borrow additional funds.

        We are able to incur substantial additional debt in the future under the senior notes indentures and the subordinated notes indentures. The addition of further debt to our current debt levels could intensify the leverage-related risks that we now face. The senior notes indentures also permit us to incur additional debt which may be senior to the senior notes and the guarantees and which may be secured. The subordinated notes indentures also permit us to incur additional debt which may be senior to the subordinated notes and which may be secured.

        In addition, the senior notes indentures and the subordinated notes indentures and the senior credit facility contain financial and other restrictive covenants that limit our ability to engage in activities that may be in our long term best interests. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our debts.

Our ability to make payments on, and to refinance our indebtedness depends on our ability to generate sufficient cash in the future.

        Our ability to make payments on and to refinance our indebtedness, and to fund planned capital and development expenditures or opportunities that may arise, such as acquisitions of other businesses, will depend on our ability to generate sufficient cash in the future. This, to some extent, is subject to general economic, financial, competitive and other factors that are beyond our control.

        If our future cash flows from operations and other capital resources are insufficient to pay our obligations as they mature or to fund our liquidity needs, we may be forced to reduce or delay our business activities and capital expenditures, sell assets, obtain additional debt or equity capital or restructure or refinance all or a portion of our debt, including the senior notes and the subordinated notes. We may not be able to accomplish any of these alternatives on a timely basis or on satisfactory terms, if at all. In addition, the terms of our existing and future indebtedness, including the senior notes, the senior credit facility and the subordinated notes, may limit our ability to pursue any of these alternatives.

Increases in market interest rates will increase our debt service obligations.

        A portion of our debt, including all of the debt we incur under the senior credit facility, bears interest at variable rates. An increase in the interest rates on our debt will reduce our funds available to repay our debt and to finance our operations and future business opportunities and, as a result, will intensify the consequences of our leveraged capital structure. The senior credit facility requires that we hedge at least 50% of the floating rate interest cost on our financial indebtedness. As of December 31,

2003, €977 million or 32% of our total outstanding net borrowing of €3,073 million bore interest at variable rates.

Risks Relating to Our Business

We are exposed to changes in market conditions for our products, the cyclicality of the packaging industry and the resulting threat of overcapacity.

        The principal factor affecting the demand for our products, both globally and regionally, is the general level of economic growth and activity. Since the markets for paper-based packaging products in the developed world are generally mature, there is a close correlation between economic growth and demand for packaging products such as corrugated containers and their component materials, including containerboard. Accordingly, the demand for our products may be adversely affected by an economic slowdown, particularly if such a slowdown affects the global economy rather than any one region. This occurred in 2000, 2001, 2002 and 2003.

        In addition, our operating results reflect the packaging industry's general cyclical pattern. This cyclicality arises, in part, from the capital intensity of facilities such as paper mills, which generally results in continued production as long as prices are sufficient to cover marginal costs, the long lead time between the planning and completion of a new mill, the commodity-like nature of a majority of our products and substantial price competition. Consequently, the industry has from time to time experienced intermittent periods of substantial overcapacity. For example, a new testliner mill has recently been constructed in Germany which may result in some regional overcapacity when it becomes fully operational. Periods of overcapacity combined with weak demand cause the industry to take downtime periodically to reduce inventory levels. In a period of weak corrugated container demand in Europe during the second half of 2001, our European containerboard mills took 200,000 metric tons of downtime, representing 8% of our annual capacity. In the event that we were to take downtime at our mills but our competitors were to continue production at high levels, our sales volumes could be adversely affected without any significant offsetting benefit of improved prices in the market. Further, these adverse effects could be exacerbated in the event that U.S. producers increase their level of containerboard exports to Europe.

Our industry is highly competitive and price fluctuations could diminish our sales volumes and revenues.

        The paperboard and paper-based packaging products industries are highly competitive and no single company is dominant. Our competitors include large, vertically integrated paperboard and packaging products companies and numerous smaller companies. The industries in which we compete are particularly sensitive to price fluctuations as well as other factors, including innovation, design, quality and service, with varying emphasis on these factors depending on the product line. To the extent that one or more of our competitors becomes more successful with respect to any key competitive factor, our ability to attract and retain customers could be materially adversely affected, which could diminish our sales volumes and revenues.

Price fluctuations in raw materials could adversely affect our ability to obtain the materials needed to manufacture our products and could adversely affect our manufacturing costs.

        Wood fiber purchased from third parties and recycled wastepaper, particularly old corrugated containers, or "OCC," the principal raw materials used in the manufacture of our products, are purchased in highly competitive, price sensitive markets. These raw materials have historically exhibited price and demand cyclicality and extreme volatility. The price of OCC in Europe has peaked three times in recent years—in June 2000, in June 2002 and in April 2003. In each case, a relatively low level of supply was matched with a relatively high level of demand, principally caused by increased demand from Asia. In the first two cases, the free-on-board price rose to over €150 per metric ton. Within a period of three months, supply and demand conditions leveled to return the price to around €100 per metric ton. In 2003, the spike was even more rapid with recycled waste paper prices falling back to previous levels almost immediately. In particular, the supply and price of such fiber depends on a variety of factors over which we have no control, including environmental and conservation regulations, natural disasters and weather. A decrease in the supply of such fiber has caused, and likely will continue to cause, higher fiber costs. In addition, the increase in demand for products manufactured, in whole or in part, from OCC has caused an occasional tightness in the supply of OCC. It may also cause a significant increase in the cost of such fiber used in the manufacture of recycled containerboard and related products. Recycled wastepaper supplies, primarily OCC, increased during the second quarter of 2002, resulting in a price increase of approximately €60 to €80 per metric ton during such period. The strong OCC price increase which began at the end of the first quarter of 2002 adversely affected the profitability of our mills, prompting an increase in the paper prices charged by our mills. Although such price increases were implemented in the third quarter of 2002, they were insufficient to cover the OCC price increases. With OCC prices declining in the third quarter of 2002, paper price increases were eroded in part. Overall, however, OCC price decreases were greater than paper price increases. Such costs are likely to continue to fluctuate based upon demand and supply characteristics.

Our ability to maximize our cash flow and profitability depends on a number of factors, including the successful implementation of our business strategy.

        Our business strategy is to maximize our cash flow and strengthen our position as one of the world's leading providers of containerboard, corrugated containers and other paper-based packaging products by implementing initiatives aimed at achieving cost savings and generating profitable growth. In order to realize the expected cost savings, we must successfully reduce our overhead costs, improve our procurement process, realize certain operating efficiencies and rationalize our manufacturing capacity. Our ability to generate growth will depend on our successful promotion of our products, our ability to develop new innovations and, ultimately, customer demand for and acceptance of our products. The success of our efforts to implement our strategy and accomplish these goals could be affected by a number of factors beyond our control, such as operating difficulties, increased operating costs, personnel turnover, competitors and customers, delays in implementing initiatives and general economic or industry conditions. In addition, implementing our strategy will require significant management resources and may divert or strain our management's ability to focus on other company objectives. We cannot assure you that we will be successful in achieving cost savings, generating growth or in increasing our cash flows or profitability. If we are unsuccessful in implementing our business strategy and achieving cost savings, we may be unable to fulfill our obligations under the notes.

We are exposed to currency rate fluctuations.

        Our exposure to exchange rate fluctuation arises mainly in relation to the U.S. dollar, sterling and the Swedish krona. With our substantial U.S. dollar debt and the use of the U.S. dollar as the functional currency of our Latin American operations, the U.S. dollar is the most important foreign currency in which we conduct our business.

        Fluctuations in the value of the U.S. dollar have a significant effect on our operations and on our reported results in euro. A weaker U.S. dollar will decrease and, conversely, a stronger U.S. dollar will increase, the euro figures reported in our consolidated financial statements with respect to our Latin American and U.S. operations. The depreciation in the U.S. dollar adversely affected our reported non-euro denominated sales revenues in 2003 by €214 million. As a considerable amount of our debt is in U.S. dollars, a decrease in the value of the dollar has a significant effect on our debt. For example, borrowing in foreign currencies decreased by €152 million during the year ended December 31, 2003, principally as a result of the relative weakness of the U.S. dollar, which declined approximately 20% during the year relative to the value of the euro. In addition, the relative strength or weakness of the U.S. dollar is important for the European industry because U.S. containerboard prices tend to influence the world market. A weak U.S. dollar over a sustained period could result in lower sales into the United States by European manufacturers that ship products in corrugated containers and, as a result, lower European demand for our containers. A weak U.S. dollar could also result in additional competition in the European market from U.S. manufacturers that have an incentive to sell more products in Europe due to increased European demand for the relatively lower priced U.S. goods. The decline in the value of the U.S. dollar during 2003 adversely affected European demand growth with finished goods for export to the United States significantly less competitive relative to U.S. goods. Therefore, the sustained strength of the euro relative to the U.S. dollar could adversely affect our operating results and financial condition.

We are subject to numerous environmental laws and regulations.

        We are subject to a wide range of environmental, health and safety laws and regulations in all the jurisdictions where we operate. These requirements are complex, frequently changing and have tended to become more stringent over time. In particular, we are subject to the European Union's Integrated Pollution Prevention and Control, or "IPPC," program, which requires that most of our European mills obtain IPPC permits and achieve specified pollution control measures by 2007. While we have obtained IPPC permits for many of our mills that require them, we remain in the process of obtaining such permits for other mills. Additionally, as part of the IPPC program, we are required to conduct "baseline" environmental investigations or otherwise provide information regarding the condition of the underlying soil and groundwater at our European mill sites. In the event we incur unforeseen significant containment and clean-up expenses, our operating results could be adversely affected. See "Business—Environmental Issues" for a more complete discussion of the environmental regulatory regimes applicable to our operations.

        We may be adversely affected by the Kyoto Protocol, by which most industrialized nations agreed to reduce their emissions of carbon dioxide and other "greenhouse gasses." Although the Kyoto Protocol has not been fully ratified, the European Union has committed itself to the Kyoto Protocol and the European Union's regulatory actions aiming to achieve the Kyoto Protocol's reduction targets may require us to increase the energy efficiency of our operations, which could particularly affect certain of our older European mills.

        We cannot assure you that we have been or will be at all times in complete compliance with these or other environmental health and safety requirements or that we will not incur material costs or liabilities in connection with such requirements in the future. We can similarly provide no assurance that we will not experience an accident or otherwise become liable for contamination that may have occurred in the past (including such liability to buyers of properties or businesses that we have sold). Additionally, if environmental, health and safety laws and regulations change, or new information comes to our attention regarding our compliance with such laws and regulations, we may have to make additional expenditures or incur liabilities beyond what is currently anticipated, and such expenditures and liabilities could adversely affect our operating results and financial condition.

We are exposed to the risk of product substitution.

        Our main product, corrugated containers, competes with other forms of packaging, principally reusable plastic containers. Within Europe, this competition has been felt mainly in the container market for fruit, vegetable, meat, poultry and dairy produce, collectively referred to as the "short shelf-life sector." This sector is estimated to account for approximately 14% of the European corrugated market. Any significant substitution away from paper-based packaging products will adversely affect our profitability. Although we believe the substitution of reusable plastic containers in the short shelf-life sector has now reached its limit, we can provide no assurance that further substitution will not occur in this sector or in other sectors, nor can we provide any assurance that future packaging developments and trends will not drive further substitution.

The loss of key personnel could have a material adverse effect on our business, financial condition and results of operations.

        Our ability to effectively sell existing products, develop and introduce new products, and integrate certain acquired businesses will depend on the efforts and abilities of our executive officers and key employees. Our operations could be adversely affected if, for any reason, a number of these officers or key employees did not remain with us.

Terrorist attacks, war or other civil disturbances could lead to further economic instability and could have a material adverse effect on our business, financial condition and results of operations.

        The current global economic and political climate is one of uncertainty. Recent acts of terrorism throughout the world, the threat of additional terrorist attacks and the fear of a prolonged global conflict have exacerbated volatility in the financial markets and caused consumer, corporate and financial confidence to weaken, increasing the risk of a "self-reinforcing" economic downturn. Since September 11, 2001, many companies have experienced difficulties in achieving their revenue goals and have cancelled or delayed investments, expansions and recruitment. This and other economic and political uncertainty, such as the insolvency of several major global companies, also increase the difficulty of modeling market conditions, reducing the accuracy and reliability of management's internal forecasts. This downturn may have an adverse effect on some of our customers and may lead to a decline in demand for our products. If this were to occur, it could have a material adverse effect on our business, financial condition or results of operations.

The costs and difficulties of acquiring and integrating complementary businesses and technologies could impede our future growth and adversely affect our competitiveness.

        As part of our growth strategy, we intend to consider acquiring complementary businesses. Currently we do not have any commitments or agreements relating to any material acquisitions. Future acquisitions could result in the incurrence of debt and contingent liabilities, which could have a material adverse effect upon our business, financial condition and results of operations. Risks we could face with respect to acquisitions include:

  •
  greater than expected costs and management time and effort involved in identifying, completing and integrating acquisitions;

  •
  potential disruption of our ongoing business and difficulty in maintaining our standards, controls, information systems and procedures;

  •
  the inability to successfully integrate the services, products and personnel of any acquisition into our operations;

  •
  a need to incur debt, which may reduce our cash available for operations and other uses due to increased debt service obligations; and

  •
  realizing little, if any, return on our investment.

We are engaged in a number of active litigation matters, the outcome of which could have a material adverse effect on our financial condition and results of operations.

        In addition to litigation arising in the ordinary course of business, we are involved in a number of active litigation matters, the outcome of which could have a material adverse effect on our financial condition and results of operations. See "Item 8. Financial Information—Legal Proceedings" for a more complete discussion of such legal proceedings.

Item 4. Information on the Company

History and Development of the Company

The JSG Acquisition

        JSG Funding, a public limited company, was incorporated in Ireland on June 12, 2002 to act as a financing company in connection with the acquisition of JSG by Madison Dearborn and management. Prior to the acquisition of JSG, JSG Funding had not engaged in any business. The registered office of JSG Funding is Beech Hill, Clonskeagh, Dublin 4, Ireland.

        On October 7, 2002, JSG Acquisitions, a wholly-owned subsidiary of JSG Funding, completed the acquisition of all of the outstanding equity interests of Jefferson Smurfit Group Limited (formerly Jefferson Smurfit Group plc). In connection with the acquisition, JSG distributed to its shareholders by way of a share capital reduction its 29.3% interest in SSCC and transferred certain of its non-operating assets and non-core operating assets to newly formed, wholly owned subsidiaries of JSL (the "newcos") in exchange for intercompany notes. The newcos borrowed €125 million under a bank credit facility, which was non-recourse to JSG Funding and its subsidiaries. The newcos then loaned the proceeds to JSL, and JSL used them to make a capital contribution to JSG Funding. The newcos facility was fully paid before December 31, 2003.

        The funding required to purchase all of the outstanding equity interests of JSG, to refinance certain existing indebtedness of JSG and to pay related fees and expenses of the transactions was approximately €3,510 million. These cash costs were financed by the following transactions:

  •
  the equity contribution of approximately €857 million in cash. The equity contribution was comprised of the following:

  •
  the purchase by Madison Dearborn Partners LLC and its affiliates, certain other co-investors and certain members of management in ordinary shares of JSL and related capital contributions of approximately €732 million in cash, and

  •
  a capital contribution by JSL of €125 million in cash, which funds were provided by the newcos in the form of an intercompany loan;

  •
  proceeds from the issuance and sale of 250,000 units (consisting of €100 million and $150 million aggregate principal amount of 15 1/2% subordinated notes due 2013 and warrants to purchase JSL's ordinary shares);

  •
  proceeds from the issuance and sale of senior notes due 2012; and

  •
  borrowing by JSG Acquisitions under a new senior credit facility.

        The proceeds of the senior notes offering and proceeds from the sale of the units were provided to JSG Acquisitions by JSG Funding by way of an intercompany loan.

        In addition, approximately €637 million of existing indebtedness of JSG, which is comprised of amounts outstanding under its 6.75% notes due 2005 and 7.50% debentures due 2025 (after adjusting such amounts for related hedging obligations), certain local bank borrowing, capital lease obligations, Latin America funded debt and bank overdrafts, was left outstanding.

New Corporate Structure

        On February 6, 2004 JSG Packaging completed an exchange offer for the existing shares of JSL for an identical number of newly issued shares of JSG Packaging having substantially identical rights, privileges, terms and conditions. Upon completion of the exchange, JSG Packaging contributed its shares of JSL to JSG Holdings ("the exchange") in exchange for newly issued shares of JSG Holdings. JSG Holdings is a public limited company newly incorporated in Ireland. As a result, JSG Holdings became a subsidiary of JSG Packaging and the holder of all of the outstanding capital stock of JSL. All outstanding warrants to purchase ordinary shares of JSL were converted, without any action of the holders thereof, into the right to purchase ordinary shares of JSG Packaging in accordance with the terms of those instruments.

History of JSG

        JSG was originally incorporated in Ireland as a private company on January 15, 1934, becoming a public company on June 30, 1964. JSG was re-registered as a public limited company on February 1, 1985. On November 18, 2002, JSG converted to a private limited company. JSG's principal executive offices are located at Beech Hill, Clonskeagh, Dublin 4, Ireland and its telephone number is +353 1 202 7000.

        JSG has grown from its original Irish base to become a major international manufacturer of containerboard, corrugated containers and other paper-based packaging products with operations in 20 countries. Initial expansion in Ireland in the 1960s and early 1970s was followed by a series of acquisitions in the United Kingdom, the United States, Latin America and, during the 1990s, in continental Europe. In 1998, JSG extended its operations to Canada with the acquisition of a 50% holding in Smurfit MBI, formerly MacMillan Bathurst, the remaining 50% being owned by our former associate, SSCC.

        JSG has continued to expand its geographic reach and to simplify its overall structure. Some of its more recent material acquisitions and investments are as follows:

  •
  an additional 67% share in Munksjö AB, our former Swedish associate, in March 2002, for approximately €274 million and acquired debt of €152 million.

  •
  the remaining 54% shareholding of Papelera Navarra, our former Spanish associate, in June 2003 for approximately €30 million, €3 million of which is expected to be paid during 2004; and

  •
  the remaining 25% share of Nettingsdorfer, our Austrian kraftliner mill, in December 2000, for a non-interest bearing note of approximately €55 million in aggregate principal amount, paid in 2003.

SSCC Asset Swap Transaction

        On March 31, 2003 the Group completed the acquisition of SSCC's European packaging assets. In this transaction which we refer to as the 'SSCC Asset Swap', JSG Funding exchanged its 50% ownership in Smurfit MBI, Canada and approximately €185 million for SSCC's European assets. The cash consideration for the transaction was financed by U.S.$205 million of 9 5/8% senior notes due 2012 issued in February 2003.

        In connection with the SSCC Asset Swap, we acquired 3 paper mills (located in Hoya and Viersen, Germany and Cordoba, Spain), 21 corrugated container plants (11 located in Germany, 3 in Spain, 4 in Belgium, 2 in The Netherlands and 1 in France) and 5 reclamation plants located in Germany. The primary products produced in these facilities include corrugated containers, containerboard and coated recycled boxboard. Production for these mills and sales volumes for the corrugated container facilities for 2002 and 2003 were:

	2002	2003
Metric tons produced (in thousands):
Containerboard	337	343
Coated boxboard	68	72
Corrugated containers sold (in billion sq. metres.)	1.14	1.14

Business Overview

        We are the largest European-based integrated manufacturer of containerboard, corrugated containers and other paper-based packaging products, with operations mainly in Europe and Latin America. In the first quarter of 2003, we also owned 50% of a business in Canada, which is reported under our North American operations. JSG was incorporated in Ireland in 1934 as the owner of a single converting plant. It has grown to its current position, owning 46 mills, most of which produce containerboard used to manufacture corrugated containers, 199 converting plants, most of which convert containerboard into corrugated containers, 31 reclamation facilities, which provide some of the wastepaper requirement for our mills, and 27 other production facilities. Our European, Latin American and North American operations accounted for approximately 84%, 14% and 2% respectively, of our net sales for the year ended December 31, 2003.

        Our containerboard mills and converting operations are highly integrated, as our corrugated container plants convert much of our own containerboard production. For the year ended December 31, 2003, we produced approximately 2,800,000 metric tons of containerboard in Europe, and around 2,400,000 metric tons of corrugated containers. In Latin America, we produced over 600,000 metric tons of containerboard and a similar volume of corrugated containers. In addition, our mills in Europe produced approximately 800,000 metric tons of other grades of paper, including sack kraft, which is used to make industrial grade paper sacks, boxboard, which is used in the manufacture of folding cartons, together with non packaging grades, such as décor base paper, graphic board and printing and writing paper, while our mills in Latin America produced 300,000 metric tons of other grades of paper, including boxboard, sack kraft and printing and writing paper. Our conversion plants in Europe produced over 200,000 metric tons of other paper based packaging products, such as paper sacks and folding cartons, while our Latin American operations produced approximately 100,000 metric tons of these products.

Industry Overview

        Corrugated containers are a safe and economical means of transporting consumer and industrial products. More goods are shipped in corrugated containers than in any other type of packaging. Containerboard, which is a generic term used to describe various types of paperboard such as linerboard and corrugating medium, is the principal raw material used to manufacture corrugated containers. Linerboard is used as the inner and outer facing (liner) of a corrugated container. The two main types of linerboard are kraftliner, which is produced using primarily virgin fiber, and testliner, which is produced using primarily recycled fiber. Corrugating medium is fluted and laminated to linerboard in a corrugator plant to produce corrugated sheets. The sheets are then printed, cut, folded and glued in corrugator plants or sheet plants to produce corrugated containers.

        Recycled fiber is obtained principally from old corrugated case material, or OCC, acquired through open market purchases or from company-owned reclamation facilities. Virgin fiber is obtained in the form of wood chips or pulp wood acquired through open market purchases of wood fiber or from company-owned timberland. These fibers are chemically treated and then processed through paper machines, which consist of a paper-forming section, a press section (where water is removed by pressing the wet containerboard between rolls), and a drying section. The containerboard is then wound into rolls, which are shipped to company-owned converting plants or outside converters.

        The dispersion of customers for corrugated containers and the high bulk, low density and low value of corrugated containers, which typically are delivered by truck, make shipping costs a relatively high percentage of total costs. As a result, corrugator plants usually serve markets within a 250-kilometer radius of the plant and employ a local sales force to serve the market area.

        Containerboard pricing is driven significantly by price movements in OCC and wood pulp, as well as by market supply/demand balances and by increases in other input costs, while corrugated container pricing is driven significantly by movements in containerboard pricing, as well as by market supply/demand balances and by increases in other input costs. Price movements at the corrugated level tend to lag behind containerboard price movements, sometimes by months. As a result, the greater the level of forward integration, the slower generally is the rate of change in net profits resulting from containerboard price movements.

        Recycled waste paper, principally OCC, is the principal raw material used in the manufacture of our products. Recycled fiber prices can vary widely at times and are very dependent upon mill demand, fluctuations in Asian demand and on supply conditions relating to the amount of OCC that is actually recycled. While wood prices are relatively stable, currency differences between the euro and the U.S. dollar and seasonal supply issues have been the principal factors driving the price of OCC.

        Historically, the market for paper-based packaging products and paperboard has tended to be cyclical. Because of the capital intensity of the production facilities and the long lead time between the planning and completion of a new mill, capacity cannot readily be adapted to changing demand conditions. This has resulted in significant short term imbalances when capacity has exceeded demand, leading to significant price cuts and inventory growth. More recently, particularly in the U.S. but also in Europe, the industry has reacted to reduced demand by taking downtime and by rationalizing high cost or inefficient capacity.

Competitive Strengths

        We believe we possess the following competitive strengths:

        Leading Market Positions and Economies of Scale.    The industry in which we operate remains fragmented, and few of our competitors have comparable scales of production. We are one of Europe's largest integrated producers of containerboard and corrugated containers. We are the leading producer of kraftliner and the second largest producer of testliner in Europe and command a leading share of the European corrugated container market. In Latin America, we are the largest producer of corrugated containers and the second largest producer of containerboard.

        Highly Integrated Producer.    We are a highly integrated producer of containerboard and corrugated packaging products. The capacity of our converting plants is more than 90% of the production capacity of our containerboard mills.

        Cost Competitive and Well-Positioned Manufacturing Base.    Our containerboard mill system benefits from a favorable delivered cost position in the production of containerboard and thus has been consistently profitable.

        Diversified Product Offerings, Geographic Markets and Customer Base.    With leading positions in the production of kraftliner, testliner, corrugated containers and specialties, an operating presence in 20 countries and thousands of customers, our cash flows are broadly diversified across product offerings, geography and customer type.

        Experienced Management with Substantial Equity Interest.    We have an experienced senior team with an average of approximately 20 years of experience with JSG. We are led by Gary McGann (Chief Executive Officer), Anthony Smurfit (Chief Operating Officer) and Ian Curley (Chief Financial Officer) with Dr. Michael Smurfit as our Chairman. The senior team have invested approximately €61 million in equity of JSL.

        Principal Shareholder with Proven Paper and Packaging Sector Expertise.    Madison Dearborn is one of the world's largest and most experienced private equity investment firms and is considered to be among the most active private equity investors in the U.S. in the paper and packaging industry.

Business Strategy

        Our primary strategic objectives are to maximize cash generation and strengthen our position as one of the world's leading providers of containerboard, corrugated containers and other paper-based packaging products. The key elements of our strategy are as follows:

        Streamline and Simplify our Structure.    The focus of the company is on its main business and on its development. In the past 2 years we have greatly simplified its structure through: the purchase of Munksjö AB and Papelera Navarra SA, previously associate companies; the spin off to our original shareholders of the shares in the publicly quoted SSCC of which we owned 29.3%; the sale of 50% of SMBI, a Canadian corrugated operation, to SSCC and the purchase from SSCC of its European operations in Germany, Belgium and Spain; the sale of our U.S. voting equipment and print businesses; the sale of two associate companies in the Far East and the sale of other smaller assets and associates in various locations.

        Maximize Cash Generation.    Our top priority is to maximize cash generation for debt reduction. We intend to achieve this through cash generated from our operations, a review of our business portfolio, transaction-related cost reductions and the continuation of our disciplined capital expenditure program. Management plans to review its portfolio of businesses on an ongoing basis to identify opportunities to realize value by exiting businesses that are both not critical for JSG from a strategic perspective and are capable of being sold to third parties at attractive prices. In addition, we believe we have historically been able to acquire assets at well below their replacement cost and we consider acquisitions a more capital-efficient and responsible method of expanding our operations. Therefore, we plan to pursue selected acquisitions if opportunities arise that meet both our stringent return on capital requirements and our business objectives of increasing integration and otherwise strengthening our competitive position.

        Pursue Continuous Operating Improvements.    We intend to continue focusing on operating improvements, including leveraging our technical design and production tools, which we believe will reduce costs and improve the value we provide to our customers. We are implementing a program designed to improve profits across JSG by reducing costs in areas such as raw materials, services, transportation and spare parts through the sharing of information, increased coordination and exchange of best practices within JSG. We intend to maintain a well positioned manufacturing asset base through benchmarking, improving asset utilization and leveraging our critical mass.

Operations

        Our main focus is on the production of containerboard and its conversion into corrugated containers. We also produce boxboard, sack kraft paper, greyboard and non-packaging grades of paper, as well as converted products such as folding cartons and paper sacks.

        Containerboard, boxboard, sack kraft paper and greyboard are all forms of paperboard. Containerboard is a form of paperboard used primarily for the production of corrugated materials.

Boxboard is used for the production of folding cartons. Sack kraft paper is used for the production of durable paper sacks. Greyboard is used for the production of, among other things, book covers.

        We use OCC and, to a lesser extent, wood to produce our paperboard and paper. We then use the paperboard and paper that we produce as a source of raw materials for our converted product facilities, and we also sell some of our paperboard and paper to third parties. We outsource some paperboard and paper from third parties as raw materials for our converted product facilities, particularly where, for reasons of geographic proximity or price, it can be more efficiently outsourced.

        OCC is the principal raw material used in our production of paperboard and is the essential component of recycled containerboard, one of the two types of containerboard we produce. Recycled containerboard can be subdivided into testliner and fluting. Wood is the principal component used in the manufacture of the second type of containerboard we make, which is called kraftliner. Both testliner and kraftliner serve as the outer facing component of containerboard. Fluting is the wavy inner layer of paper.

        There is significant price volatility in the market for OCC. However, the market for wood is relatively stable. Accordingly, to the extent that we are able to source wood that we convert into virgin pulp at our own mills, we have a raw material source with greater price stability that helps protect margins. Our Latin American mills in Colombia and Venezuela primarily use wood from our nearby forestry operations and thereby benefit from the price stability of this raw material source.

        We make a relatively higher margin on our production of kraftliner than we do on our production of recycled containerboard. Demand for kraftliner, however, is price sensitive relative to recycled containerboard, which moderates our ability to raise prices during an upturn in the industry cycle. We believe that the market demand for recycled containerboard in Europe and in Latin America will grow over time at a faster rate than the market demand for kraftliner, and we believe that we are well positioned in these markets to respond to this expected change in demand mix.

        Our operations are now managed on the basis of two regions: Europe and Latin America. Having sold the majority of our U.S subsidiaries and completed the SSCC Asset Swap, we no longer conduct significant operations in the United States and Canada.

        The table below shows a regional breakdown of our production volumes in 2003.

Product	Europe(1)	Latin America(2)	United States and Canada(3)	Total JSG
	(metric tons in thousands)
Raw materials
Recycling	818	358	—	1,176
Market pulp	158	—	—	158

Total raw materials	976	358	—	1,334

Mill:
Containerboard	2,781	626	—	3,407
Sack kraft	121	33	—	154
Boxboard	53	151	—	204
Greyboard	225	—	—	225
Other paperboard	—	39	—	39

Total containerboard and other paperboard	3,180	849	—	4,029
Other non-packaging paper(4)	362	85	—	447

Total mill	3,542	934	—	4,476

Conversion
Corrugated containers	2,425	606	95	3,126
Paper sacks	103	30	—	133
Folding cartons	35	45	—	80
Other	92	—	—	92

Total conversion	2,655	681	95	3,431

(1)
Austria, Belgium, Denmark, France, Germany, Ireland, Italy, The Netherlands, Norway, Poland, Portugal, Spain, Sweden and the United Kingdom.

(2)
Argentina, Colombia, the Dominican Republic, Mexico, Venezuela and Puerto Rico.

(3)
In 2003, we acquired substantially all of the assets that formerly constituted SSCC's European operations in exchange for JSG's 50% ownership in Smurfit MBI and a cash payment of approximately €185 million. Following the swap we no longer conduct significant operations in the United States or Canada.

(4)
Other grades of non-packaging papers include printing and writing paper, tissue, décor base and other specialty papers.

Europe

        Within Europe, our largest region, we have two segments, packaging and specialties. Our packaging segment is comprised principally of our containerboard mills and corrugated container plants. These operations are highly integrated, with the production of our mills exceeding the volume of product being converted into corrugated containers in our plants. There is also a degree of third party sales of containerboard for reasons of both product mix and logistics. Our specialties segment is principally comprised of décor base paper, other specialty papers and greyboard production. This segment also includes some non paper/packaging businesses such as Bag in Box and Print businesses.

Packaging

        Paperboard.    The principal paperboard product in our packaging segment is containerboard. However, our mills produce other grades of paperboard for use in packaging products, such as sack kraft paper for use in the production of durable paper sacks, and boxboard, used in the production of folding cartons.

        The main market for containerboard is the corrugated containers market. Pricing for containerboard is principally driven by the price of its inputs, particularly OCC, the demand conditions for the product and the supply conditions in the industry. The demand for corrugated containers is ultimately a function of the rate of industrial growth. There have been significant additions to capacity in Europe in recent years as well as a number of announcements of new capacity additions in the coming years. In 2003, there were also some announcements of the closure of high cost capacity, amounting to some 500,000 tons. In 2003, a combination of the increased supply and the relatively poor economic conditions across Europe caused the pricing of recycled containerboard to be lower than in 2002. The same relative economic weakness, along with the growing strength of the euro compared with the U.S. dollar, caused pricing in kraftliner in Europe to be lower than in 2002. There was an increase in recycled containerboard pricing in the fourth quarter of 2003, amounting to around €20 per ton on average.

        OCC is the principal raw material for our paperboard mills. While we have reclamation operations in Ireland, the United Kingdom and Germany, we source most of our OCC requirements on the open market. In addition to our recycled paperboard mills, we have three mills in Europe for which wood pulp is the primary raw material. These are our two kraftliner mills, Facture in France and Nettingsdorfer in Austria, and our Spanish sack kraft mill, Smurfit Nervion. While Nettingsdorfer purchases its wood fiber requirements on the open market, we co-operate with landowners to develop forest resources, primarily in the Aquitaine region of France, which facilitates the supply of wood fiber to Facture. We own a wood procurement business in Spain, which facilitates the supply of wood to our Nervion mill.

        Paper-based packaging products.    The raw material for our paper-based packaging products is paperboard, primarily containerboard. Our conversion plants convert paperboard into corrugated containers and paper-based packaging products. The predominant product of our packaging segment is corrugated containers.

        Corrugated containers are sold to a broad range of manufacturers of consumable goods and are used to ship a range of diverse consumer products, such as food and beverages, agricultural produce, household goods and electrical appliances. Corrugated products are also used for many other applications. We provide innovative packaging solutions with an emphasis on the value-added aspects of our corrugated containers in terms of design and presentation, including the use of multicolor graphics. Some of our value-added products and services include point-of-sale displays, "white top," a specialty grade of kraftliner on which graphics can be printed, and Innobook, a comprehensive product database which gives our customers the ability to customize their corrugated containers.

        Our corrugated container plants are widely spread across the various regional and international markets that we serve. In Europe, our largest regional market, we are one of the largest integrated producers of corrugated containers, with an estimated 15.8% market share in 2003 in the countries in which we have operations. We believe that we are the market leader in France, Ireland and Italy and one of the leading two or three producers in Germany, the United Kingdom, Spain, The Netherlands, Belgium, Denmark and Sweden.

        In 2003, the demand for corrugated containers was relatively weak as industrial growth in Europe was limited, and indeed negative in the case of certain countries. With little demand growth and reducing raw material prices, there was no upward pressure in pricing for corrugated containers in 2003.

Specialties

        Our European specialties segment includes our principal greyboard mills together with our paper sack, folding carton operations and, following the acquisition of Munksjö in March 2002, décor base, tissue and other specialty non-packaging papers. In 2003, Munksjö produced over 250,000 metric tons of these specialty non-packaging papers.

        Décor base paper is used as an outer layer on particle board and plywood in the manufacture of furniture, kitchen units, flooring and other products. Munksjö produces décor base paper at five mills, four of which are located in Europe and one of which is located in the United States, but reported under our European Specialties segment. Other specialty grades include electro technical paper (used for insulating high-voltage cables), sandpaper, thin paper (used as a protective layer between sheets of glass or steel) and tissue paper. These other grades are produced at our Scandinavian mills. We also produce wood pulp at our Aspa mill in Sweden.

        Multi-wall paper sacks are used in a wide range of industries including agriculture, food and cement. While the industrial products sector predominates, the use of these durable sacks is growing in the retail or take-home sector where paper sacks provide a convenient means of carrying such goods as pet food and "do-it-yourself" products. Our paper sack plants are based in the United Kingdom, France, Spain, Ireland, Italy, Sweden and Poland.

Latin America

        In Latin America, we are the largest producer of corrugated containers and the second largest producer of containerboard. Our Latin American operations are located principally in Mexico, Colombia, Venezuela and Argentina, with smaller operations in the Dominican Republic and Puerto Rico.

        Our Latin American operations are highly integrated, from the reclamation of wastepaper and the production of wood pulp to conversion into paper-based packaging products of a substantial portion of the paperboard produced by our mills. Our reclamation operations, located in Venezuela, Puerto Rico, Colombia, Mexico and Argentina, processed approximately 280,000 metric tons of OCC in 2003. The OCC we recover in Venezuela and Puerto Rico is consumed entirely by our mills in Venezuela, largely satisfying their recycled fiber requirements. Likewise, the OCC we collect in Colombia is consumed entirely by our mills in Colombia, largely satisfying Colombia's recycled fiber requirements. Our paperboard mills in Mexico purchase the major part of their recycled fiber requirements from third parties.

        We also have forestry operations in Latin America. In Colombia and Venezuela, we own over 230,000 acres (95,000 hectares) and manage a further 10,000 acres (4,100 hectares). These plantations provide the local mills with a significant portion of their total wood fiber needs. Because wood has more stable pricing than both the pre-processed virgin pulp that we purchase from third parties and OCC, our mills that source from these plantations benefit from relatively greater margin protection. We also procure raw materials from third parties.

        Mexico is the largest of the four main Latin American markets in which we operate. We believe we are the second largest manufacturer of paperboard and paper-based packaging products in Mexico. Additionally, we also believe that we are the leading producer in Colombia and Venezuela and one of the largest in Argentina.

United States and Canada

        In connection with the SSCC Asset Swap in March 2003, we transferred our 50% ownership interest in Smurfit MBI of Canada, our principal subsidiary operation in Canada, in exchange for SSCC's European assets. Our principal subsidiary operation in the United States on an historical basis was our 150,000 metric tons per year capacity recycled newsprint mill in Pomona, California. This newsprint business is no longer part of our operations as it was transferred to the newcos in the third quarter of 2002. We sold our U.S. printing and election systems businesses in early 2002. As a result of these transactions we no longer have a significant presence in the United States or Canada. Our remaining asset in the United States is a Décor base paper mill in Fitchburg, Massachusetts, which is reported under our European Specialties segment.

Marketing and Sales

        We concentrate our marketing and sales activities in our regional and local business units in order to remain close to our customers, our competitors and local market developments. On a worldwide basis, we predominantly sell directly to the end-user rather than through agents. Our marketing strategy is to focus on the quality of products and the high caliber of service we offer to our customers. This strategy is geared towards maintaining margins for our products throughout the business cycle and enhancing profitability. Through continuous communication with customers, our goal is to improve the quality of service we provide.

        The marketing strategy for our mills is to profitably match the sale of paper and paperboard to the demand requirements of both internal and external converters located within an economically reasonable shipping distance from each mill. The strategy in the corrugated container and other converting plants focuses on both customized products tailored to fit customers' needs and high volume sales of commodity products. Most sales of converted products are made on the basis of spot sales or short term orders for specified volumes at market rates. These orders are priced based on a number of factors such as currency, volume, weight and geographic area. We seek to maintain a broad customer base for each of our markets rather than concentrate on only a few accounts for each plant.

        No single customer accounts for more than 5% of our global sales.

Patents, Licenses and Research and Development

        The paper and packaging industry is not characterized by proprietary products and, although we hold or are licensed to use certain patents, the successful continuation of any important part of our business is not dependent upon such patents.

        Accordingly, the focus of research on papermaking is on providing the materials that will enable our converting operations and other packaging manufacturers to meet the challenges of a changing market place. In recent years, the focus in the corrugated container industry, for example, has been on more efficiently meeting the performance characteristics required of the corrugated container as a transport, storage and point of display medium. In addition to improved containerboard quality, research programs have provided improvements in printing processes. Furthermore, the need to meet the changing demands of customers' automated packaging lines requires us to stay abreast of innovations in industrial processes.

Competition

        The markets in which we operate are international, highly competitive and comprised of many participants. While containerboard and many other paperboard and paper grades are marketed and sold internationally, the paper-based packaging industry tends to be more regionally or locally based. Many of the largest producers have multinational operations, but there are also many smaller regional and local operators. Some producers have fully integrated operations from forestry and waste fiber through to paperboard production and on to paper-based packaging while others focus more narrowly on certain intermediate or end products or in certain markets.

        As no single company is dominant, we face significant competition in each of our businesses and the geographic markets in which we operate. Our competitors include other large vertically integrated companies as well as numerous smaller companies. The European and Latin American containerboard markets are more fragmented than the U.S. and Canadian markets. Our principal competitors in the geographic regions in which we operate are listed in the table below:

Europe	Latin America
DS Smith plc	Cartonajes Estrella, S.A. de C.V.
Mondi Packaging Europe	Corporacion Durango, S.A. de C.V.
Kappa Packaging B.V.	Klabin S.A.
Sociedad Anónima Industrias Celulosa Aragonesa (SAICA)	Empresas CMPC, S.A.
Svenska Cellulosa Aktiebolaget (SCA)

        The level of competition in a given product market may be affected by the relative strength of the U.S. dollar against the euro and other market factors including geographic location, general economic conditions and the operating efficiencies of competitors. Although price is an important factor because many of our products are characterized by commodity pricing, other factors affecting competition include product quality and performance, service and product innovation. In addition, our paper-based packaging products compete with various other packaging materials, including products made of plastic and wood.

        The markets in which we operate are large relative to the production capacity of any one company, particularly with respect to paper and paperboard. Due to the high density and consequent easy transportability of paper and paperboard, the geographic market for kraftliner is worldwide. Because of the number and scale of recycled mills, the geographic market for testliner tends to be regional. The geographic market for converted products, such as corrugated containers, is somewhat limited by their low density and larger required transport space, which results in higher transportation costs.

Environmental Issues

        We are subject to a wide range of environmental, health and safety laws and regulations. These requirements are complex, frequently changing and tend to become more stringent over time. We are committed to environmental, health and safety excellence and devote substantial resources to tracking applicable requirements and monitoring compliance. Despite these efforts, we cannot assure you that we have been or will be at all times in complete compliance with all such requirements or that we will not incur material costs or liabilities in connection with such requirements in the future.

Compliance with Environmental Regulatory Requirements

        The most significant impact from environmental, health and safety regulatory requirements on our operations relates to our mills, which constitute 46 of our 303 facilities. Our manufacturing processes result in discharges to water and emissions to air, and they can produce elevated noise levels. At the same time, most of our mills are recycled mills, and therefore do not handle black liquor (a by-product of certain wood pulping operations) or employ chlorine bleaching, which in each case can create additional environmental challenges. Nonetheless, we are impacted by increasingly stringent environmental regulations in the countries where we operate.

        In addition, our mill in Nervion, Spain has an internal landfill which was used between 1975 and 1985 to store waste calcium carbonate prior to its application as a neutralizing agent to farming and forest lands. In 1985, the provincial government required us to cease the land application, and we stopped using the landfill for storage and began disposing of the material offsite in controlled landfills. In 1998, in response to complaints from the local municipality, we conducted a hydrogeological study to assess the potential impacts of the landfill on the Ibaizabal River. The study concluded that the material has not adversely affected the river, but it can affect the pH of storm water runoff. We installed a collecting drain around the material to collect and treat storm water. We are currently under no regulatory obligation to take further action. If we elect to remove the material at some future time or if a regulatory obligation to remove the material is imposed in the future, the cost would be approximately €5 million, which would be incurred over a period of five to ten years.

        Our mills in Europe are subject to the European Union's Integrated Pollution Prevention and Control, or "IPPC," program. The IPPC program requires member countries to ensure that industries employ Best Available Technologies, or "BAT," when upgrading facilities, for all environmental aspects of their operations, including wastewater discharges, air emissions, noise, energy use and environmental management. Most of our European mills are required to obtain permits imposing BAT by 2007. While we have obtained IPPC permits for many of our mills that require them, we remain in the process of obtaining such permits for other mills. Overall, we have incurred approximately €12 million in capital expenditures for environmental controls at our facilities worldwide in fiscal year 2002 and approximately €7 million in fiscal year 2003 and expect to incur approximately €12 million in fiscal year 2004. We anticipate that our annual environmental capital expenditures will continue at about this level through 2007.

        Our European operations are also subject to the European Union's Directive on Packaging and Packaging Waste, which imposes mandatory targets for the recovery and recycling of packaging wastes. Member countries were required to comply with the Directive by 2001, but implementation to date has varied greatly from country to country. We do not expect the Directive to have a material adverse effect on our business or financial condition, primarily because the targets imposed by the Directive are not significantly higher than the existing levels of recovery and recycling in most member countries.

        Our European mills are also subject to requirements stemming from the Kyoto Protocol, by which the European Union agreed to reduce emissions of "greenhouse gasses" by 8%, as compared with 1990 emission levels, over the first commitment period (2008-2012). Participating countries must have made "demonstrable progress" in achieving this reduction commitment in the period 2005–2007. The European pulp and paper industry has announced its concern that the Kyoto Protocol may adversely impact the competitiveness of the industry and has called on the European Union to consider industry-wide impacts as it decides how to implement the Kyoto Protocol. Although the Kyoto Protocol has not been ratified, the European Union has committed itself to the Kyoto Protocol and has begun regulatory actions necessary to achieve compliance with the Kyoto Protocol's emission reduction commitment. The impact of the Kyoto Protocol on us depends upon several factors, including: (1) how efficiently we use energy, as compared with our competitors; (2) how well the emissions trading regime will assist us in complying with the Kyoto Protocol; and (3) the level of allowances allocated to us under each country's national allocation plan. Initial indications are that we will be allocated sufficient free allowances to maintain current production levels. We believe our larger mills in Europe are already quite energy efficient. They make use of either combined heat and power systems or have on-site co-generation facilities. Nonetheless, our smaller European mills are less energy efficient and may present compliance challenges, depending upon how the emissions trading regime is implemented. Currently, we do not expect compliance with the Kyoto Protocol to have a material adverse effect on our business or financial condition.

        We presently are not involved in any environmental regulatory legal proceedings which are expected to have a material adverse effect on our business or financial condition.

Environmental Contamination

        We may also be held liable for releases of contaminants from our operations, or historical contamination that is discovered at our facilities or facilities that we have divested.

        The IPPC program requires, as part of the permit process, that our European mills conduct "baseline" environmental investigations or otherwise provide the regulatory authorities information regarding the condition of the underlying soil and groundwater at the mills. While the purpose of providing such information is not to force a facility to clean up historical contamination that is identified, several member countries intend to review the results and, if significant contamination is detected, may issue orders to address the contamination. Thus, providing such information may result in our having to address contamination that is currently undetected at some of our mills. The cost of addressing the contamination, if necessary, will depend upon the extent of contamination detected and the required remedies, and therefore, cannot yet be determined at some of our mills. We may also be required to address contamination at any mills we decide to close or have sold in the past. In November 2001, black liquor was released from our mill in Nervion, Spain to the local municipal waste water treatment plant in Iurreta, Spain. As a result of the waste water treatment plant being unable to handle this additional load, the contamination reached the Ibaizabal River and caused a fish kill. An ecological group filed a complaint for an ecological crime. This resulted in preliminary assessments, which took place during December 2001 and February 2002. A number of people, including the mill manager, have provided evidence. Two of our employees and a third person have been accused. This matter is currently in the allegations phase, and we have not been formally named or charged in a proceeding.

        Our Facture, France mill is the subject of litigation arising from ruptures of sewer pipe seals that resulted in contamination in 1997 and 1987. Remedial repairs have been estimated at €6.4 million, which will be shared between several companies. We do not expect our share of the repairs to be material.

        As part of our application for an IPPC permit for our mill in Townsend Hook, U.K., we conducted an environmental investigation in 2001. The investigation detected contamination in portions of the property. We submitted the results of the investigation to the governmental authorities in June 2002. In 2003, we received our IPPC permit for this mill and submitted a site closure plan for part of the site. We are awaiting a response to the closure plan. We may be required to conduct some soil and/or groundwater cleanup at the site, although we do not expect the associated costs to be material.

Raw Materials

        OCC is the principal raw material used in our production of paperboard and is the essential component of testliner, one of the two types of containerboard we produce. Wood is the principal component used in the manufacture of kraftliner, the second type of containerboard we make.

        We source most of our OCC supply on the open market; however, at December 31, 2003, we had 31 reclamation plants located in Europe and Latin America, the primary focus of which is sourcing fiber for our mills.

        In Europe, we generally procure virgin fiber from third parties. However, in Latin America we also source virgin fiber needs from our local forestry operations. In Colombia and Venezuela, we own over 230,000 acres (95,000 hectares) and manage a further 10,000 acres (4,100 hectares). These plantations provide our local mills with a significant portion of their total virgin fiber needs. Our two European kraftliner mills, Facture in France and Nettingsdorfer in Austria, as well as our Spanish sack kraft mill, Smurfit Nervion, use primarily virgin fiber in their production of paperboard.

        Increases in the price of wastepaper and virgin fiber as raw materials could result from a variety of factors. The prices we pay for these raw materials tend to be cyclical, subject to significant volatility, and vary on a regional basis.

        The price of OCC in Europe has peaked dramatically three times in recent years—in June 2000, in June 2002 and in April 2003. In each case, a relatively low level of supply was matched by a relatively high level of demand. On the supply side the causes were mainly a combination of seasonal factors and the relatively low price leading up to the spike which in turn discouraged recovery levels. Demand peaked principally due to increased demand from Asia, again primarily a seasonal phenomenon. In the first two cases, the free-on-board price rose to over €150 per metric ton. Within a period of three months, supply and demand conditions leveled to return the price to around €100 per metric ton. In 2003, the spike was even more rapid, with waste prices increasing to around €135 per metric ton but then falling almost immediately.

        The table below provides information on European OCC pricing per metric ton at and for each of the four years ended December 31, 2003.

Free-on-board OCC Price per Metric Ton

	At and for the Years Ended December 31,
	2000	2001	2002	2003
	(euro)
Price at the end of the period	120	100	119	106
Average price during the period	143	95	124	114
Highest price during the period	174	100	156	135
Lowest price during the period	109	87	100	103

        We believe that our available sources of virgin fiber and OCC (including from our own reclamation activities) will be adequate to supply our raw material needs for the foreseeable future.

Segmental information

        We have identified reportable segments primarily on a geographic basis. In Europe, we have two reportable product segments: Packaging and Specialities. The operations in the Packaging segment are highly integrated and include a system of mills and conversion plants producing containerboard and corrugated containers. The primary products of the Specialities segment include greyboard and paper sacks. The tables below set out the total sales, including internal sales, net sales and income (before taxes and equity minority interests), generated by our operations in each region in the last three years.

Segmental Analysis of Total Sales

	2003	2002	2001
	(€ million)	(€ million)	(€ million)
Packaging	4,030	3,376	3,364
Specialities	1,048	918	516

Europe	5,078	4,294	3,880
United States and Canada	104	556	666
Latin America	1,067	1,180	1,315

Total Subsidiaries	€6,249	€6,030	€5,861

Segmental Analysis of Net Sales

Subsidiaries	2003	2002	2001
	(€ million)	(€ million)	(€ million)
Packaging	2,969	2,536	2,523
Specialities	992	868	489

Europe	3,961	3,404	3,012
United States and Canada	104	557	666
Latin America	681	749	834

Total Subsidiaries	€4,746	€4,710	€4,512

Associates	2003	2002	2001
	(€ million)	(€ million)	(€ million)
Associates' net sales	€209	€6,382	€10,465

Share of associates' net sales	€80	€1,911	€3,132

Segmental Analysis of Income (before taxes and equity minority interests)

	2003	2002	2001
	(€ million)	(€ million)	(€ million)
Packaging	214	220	265
Specialities	88	60	22
Associates	9	24	29

Europe	311	304	316

Packaging	8	35	22
Associates	—	92	208

United States and Canada	8	127	230

Packaging	86	80	127
Associates	1	5	6

Latin America	87	85	133

Asia (Associates)	2	4	1

Centre costs	(22)	(39)	(43)

Income before goodwill amortization, interest and exceptional items	386	481	637
Goodwill amortization	(45)	(16)	(9)
Group net interest	(298)	(143)	(86)
Share of associates' net interest	(2)	(75)	(155)

Income before exceptional items	41	247	387
Reorganization and restructuring costs	(35)	(24)	(24)
Impairment of property, plant and equipment	—	—	(27)
Income on the sale of assets and businesses	6	20	—
Share of associates' exceptional costs	—	(7)	(11)

	€12	€236	€325

Organizational Structure

        Each of JSL, JSG Funding, JSG Acquisitions and JSG are holding companies with no operations of their own. A listing of JSG's principal subsidiaries is set out below.

Subsidiaries	Principal Activities	Country of Incorporation	Holding %
Carton de Colombia, S.A. Apartado Aereo 219, Cali, Colombia	Manufacture of paperboard and packaging products	Colombia	70
Carton de Venezuela, S.A. Apartado Aereo 609, Caracas, Venezuela	Manufacture of paperboard and packaging products	Venezuela	87
Nettingsdorfer Papierfabrik AG & Co KG A-4054 Nettingsdorf-Fabrik, Austria	Manufacture of containerboard and holding company for Austrian and Italian operations which manufacture corrugated board	Austria	100
Smurfit, S.A. Paque Saenz Pena 308—8th Floor, Buenos Aires, Argentina	Manufacture of paperboard and packaging products	Argentina	100
Smurfit Capital Funding Limited Beech Hill, Clonskeagh, Dublin 4, Ireland	Finance company	Ireland	100
Smurfit Deutschland GmbH & Co KG Tilsiter Strasse 144, 22047 Hamburg, Germany	Holding company for German operations which manufacture paperboard and packaging products	Germany	100
Smurfit Grupo Mexico, S.A. de C.V. Jaime Balmes, No. 11 Torre D. 7 Piso, Col. Los Morales Polanco 11510, Mexico D.F., Mexico	Manufacture of paperboard and packaging products	Mexico	100
Smurfit International B.V. Fred Roeskestraat 123, 1076 EE Amsterdam, The Netherlands	Principal international holding company	The Netherlands	100
Smurfit International France S.A. 2 rue Goethe, 75116 Paris, France	Holding company for French operations whose activities are the manufacture of paperboard and packaging products	France	100
Smurfit Investments UK Limited Darlington Road, West Auckland, Bishop Auckland, Co. Durham DL14 9PE, United Kingdom	Holding company for UK operations whose principal activities are the manufacture of paperboard and packaging products	United Kingdom	100
Smurfit Ireland Limited Beech Hill, Clonskeagh, Dublin 4, Ireland	Manufacture of paperboard and packaging products and printing	Ireland	100

Smurfit Munksjö AB Box 624, SE-551 18 Jönköping, Sweden	Holding company for operations in Sweden and other countries which manufacture paper-based packaging products	Sweden	100
Smurfit Nervion, S.A. B Arriandi s/n, 48215 lurreta, Vizcaya, Spain	Manufacture of sack paper and holding company for Spanish, Portuguese and sack converting operations whose principal activities are the manufacture of paperboard, packaging and paper sack products	Spain	99
Smurfit SISA, S.p.A Strada Serravalle 30, 15067 Novi Ligure (AL), Italy	Manufacture of paperboard and packaging products	Italy	90

Property, plant and equipment

        Our manufacturing facilities are mainly spread across Europe and Latin America. Our paper and paperboard mills are our main assets. We believe that our facilities are suitable and adequate for our business purposes for the foreseeable future. At December 31, 2003, the net book value of our tangible fixed assets amounted to €2,436 million, of which €66 million related to capitalized leased assets.

        The table below provides a regional summary of our facilities at December 31, 2003.

Facilities	Europe	Latin America	USA	Total JSG
Reclamation	13	18	—	31
Mills	34	11	1	46
Corrugated containers	139	27	—	166
Folding cartons	3	3	—	6
Paper sacks	14	3	—	17
Other conversion	9	1	—	10
Other	25	2	—	27

Total facilities	237	65	1	303

Item 5. Operating and Financial Review and Prospects

        The following discussion and analysis is based on our consolidated financial statements, which are prepared in accordance with Irish GAAP. Our accounting policies are discussed in the notes to the consolidated financial statements. Irish GAAP differs in certain respects from US GAAP. A description of the principal differences, as they apply to JSG Funding, and reconciliations of net income for 2003, 2002 and 2001 and shareholders' equity at December 31, 2003 and 2002 are set forth in note 37 to the audited consolidated financial statements.

        Our financial statements for periods after the JSG Acquisition and the SSCC Asset Swap vary in important respects from the consolidated historical financial statements of JSG. In particular, as a result of the JSG Acquisition, there is a significant increase in interest expense and a significant increase in amortization of intangible assets. For more information, see "—General—Comparability of Periods." Similarly, there is no longer any contribution from our interest in SSCC, and we no longer conduct significant operations in the United States and Canada after the transfer of our 50% ownership interest in Smurfit MBI of Canada for substantially all of SSCC's European operations.

        Certain information in the review set forth below and elsewhere in this annual report includes forward-looking statements that involve risks and uncertainties. See "Disclosure Regarding Forward-Looking Statements" and "Risk Factors" for a discussion of important factors that could cause actual results to differ materially from the results described in the forward-looking statements.

General

        We are the largest European-based integrated manufacturer of containerboard, corrugated containers and other paper-based packaging products. JSG, which was incorporated in Ireland in 1934 as the owner of a single converting plant, has grown to its current position with operations in 20 countries serving thousands of customers. For the year ended December 31, 2003, we generated net sales, pre-exceptional EBITDA and a net loss of €4,746 million, €627 million and €67 million, respectively.

        We have historically organized and managed our operations on the basis of three regions:

        Europe, Latin America and the United States and Canada.

  •
  Europe. Our European operations are spread across the major economies of Western Europe. Within Europe, our operations are divided into two segments: packaging and specialties. Our packaging segment is comprised principally of our containerboard and corrugated container operations, and our specialties segment consists primarily of our production of décor base paper, greyboard and paper sacks. On March 28, 2002, we significantly increased our operating cash flows through the purchase of substantially all of the outstanding shares that we did not already own of Munksjö, formerly our Swedish associate. This acquisition expanded our European specialties business to include décor base paper and expanded our corrugated container operations. Through the SSCC Asset Swap, we further expanded our European presence by acquiring 3 paper mills, 21 corrugated container plants and 5 reclamation plants. The primary products from these facilities include containerboard, corrugated containers and coated recycled boxboard.

  •
  Latin America. Our Latin American operations are located principally in Mexico, Colombia, Venezuela and Argentina. Our largest businesses are in Mexico and Colombia. Together they accounted for approximately 59% of our Latin American EBITDA in 2003. Since our initial investments in the late 1980s, Latin America has contributed significantly to our earnings and cash flow. In each of the last three years, aggregate annual EBITDA from our Latin American operations has been in excess of €120 million.

  •
  United States and Canada. Historically, our principal investment in the United States and Canada was our 29.3% interest in SSCC. As a result of the spin-off, we no longer hold any interest in SSCC. In addition, we have sold substantially all of our remaining U.S. and Canadian businesses, including through the SSCC Asset Swap. Accordingly, when you review our historical results, you should note that discussions of the United States and Canada reflect certain businesses that we do not currently own or operate.

        The table below sets forth our actual net sales generated by our subsidiary operations in each region in the last three years:

	Years Ended December 31,
Region:
	2003	2002	2001
	€000	€000	€000
Europe:
Packaging	2,968,784	2,536,018	2,523,264
Specialities	991,874	868,149	489,061

Total	3,960,658	3,404,167	3,012,325
Latin America	681,302	749,063	833,599
United States and Canada	104,355	556,425	665,726

Total	€4,746,315	€4,709,655	€4,511,650

        Our European, Latin American and United States and Canadian operations accounted for approximately 84%, 14% and 2%, respectively, of our net sales for the year ended December 31, 2003. We no longer conduct significant operations in the United States and Canada.

        We conduct our business primarily through wholly owned subsidiaries. Within JSG's operations, however, there are several subsidiaries in which JSG's ownership is less than 100% and in respect of which minority interests exist. For example, we own approximately 70% and 87% of the outstanding equity interests of our Colombian and Venezuelan subsidiaries, respectively.

Overview

        We generate sales principally through the production of paperboard and the conversion of paperboard into paper-based packaging products. Our paper mills sell containerboard and other grades of paperboard primarily to JSG-owned converting operations. We also sell containerboard and other grades of paperboard to third parties.

        Key factors that impact our operating results are;

  •
  changes in demand

  •
  changes in industry capacity

  •
  recovery of paperboard price increases from our packaging customers

  •
  the cost of recycled wastepaper and

  •
  certain currency exchange rate movements.

        Demand for our products is generally driven by the level of economic growth and activity. Increased levels of economic growth and activity typically result in higher per capita use of packaging materials, both with respect to transportation of goods and consumer presentation. Because the markets for containerboard and packaging products in developed economies are generally mature, historically there has been a close correlation between general economic growth and demand for packaging products such as corrugated containers and, therefore, for the component materials such as containerboard. In contrast, less-developed economies, including those in Latin America, generally have a lower rate of per capita consumption of packaging materials and containerboard, and thus, we believe, offer the potential opportunity for growth rates that exceed those of general economic growth in those economies.

        Demand for containerboard and packaging products is affected to a lesser degree by changes in their market prices. Significant increases in the price of containerboard and corrugated containers have, on some occasions, resulted in decreased demand as customers elect to purchase substitute products, such as returnable plastic containers, wood crates or shrink-wrap.

        Historically, prices for containerboard and packaging products have tended to be cyclical. This cyclicality has resulted from significant imbalances in supply and demand for paper. On the one hand, paper production capacity cannot be readily adapted to reflect changing market conditions due to the capital intensity of paper production facilities and the long lead time between the planning and completion of a new paper mill. On the other hand, significant containerboard and corrugated container price cuts and inventory growth have resulted when capacity has exceeded demand. More recently, many leading paper manufacturers have reacted to reduced demand by taking downtime and by rationalizing high cost or inefficient capacity. This has resulted in a reduced level of capacity expansion with production decisions increasingly being based more on current rather than projected demand.

        The profitability of our mills can be affected by the different characteristics of the markets for testliner and kraftliner. Because the primary raw material for the production of testliner is wastepaper, and wastepaper prices tend to fluctuate, our testliner mills can experience temporary increases and decreases in profits but earn a relatively stable margin over time. In contrast, the primary raw material for the production of kraftliner is wood, the cost of which is relatively more stable. As a result, our kraftliner mills can earn relatively strong margins during periods of high prices, but relatively lower margins when prices decline. Moreover, a majority of our kraftliner sales are made to third parties (in contrast to our testliner sales). Consequently, changes in the profitability of kraftliner have a more immediate impact on our operating results than testliner, which we primarily sell to our converting plants.

        Our overall profitability is also affected not only by supply and demand for raw materials and our finished products, but also by the length of time it takes us to translate price increases in raw materials to prices we charge for third party sales of containerboard and paper-based packaging products. To the extent our containerboard is sold internally, our profitability will only be affected by the ability to recover any price increases from third-party sales of paper-based packaging products. Price increases at the corrugated level tend to lag containerboard price movements, sometimes by months. As a result, during periods of rising containerboard prices, our profitability is generally adversely affected. Conversely, during periods of declining containerboard prices, our profitability is generally positively affected.

        The principal determinant of the cost of our paperboard products is wastepaper, which is used extensively in the manufacture of our paperboard products. An important driver of recycled wastepaper prices is the balance of supply and demand for paper products in general. When the price of recycled wastepaper begins to rise, paper and containerboard manufacturers attempt to raise their prices to preserve profit margins, which generally narrow as a result of increased raw material costs. It generally takes approximately two months for the mills to pass along their price increases to the paper-based packaging products manufacturers. In turn, the manufacturers of paper-based packaging products generally attempt to raise prices to recover containerboard cost increases. It generally takes approximately four months for these manufacturers to pass through their price increases. In a down cycle, as recycled wastepaper and containerboard prices fall, manufacturers of paper and paper-based packaging products attempt to maintain prices. From our experience, our mills are able to maintain prices for between two and three months while our paper-based packaging operations are able to maintain prices for between four and six months. As a result, the effect of price fluctuations on our mills and converting operations will vary depending on the relevant point in the industry cycle.

        Given the wide geographic spread of our operations, we are exposed to currency rate fluctuations. Since the introduction of the euro on January 1, 1999, our exposure to fluctuations in exchange rates within the European Union has been reduced. However, the United Kingdom, Sweden, Norway and

Denmark have not adopted the euro as their national currency. The results of our operations in Latin America and the United States are denominated in U.S. dollars meaning that fluctuations in the value of the U.S. dollar may have a significant effect on our operations and on our reported results in euro. A weaker U.S. dollar decreases and, conversely, a stronger U.S. dollar increases, the euro figures we report in our financial statements with respect to our Latin American and U.S. operations. As a result, comparability of performance between financial periods can be significantly affected by fluctuations in the value of the U.S. dollar against the euro. In addition, the relative strength or weakness of the U.S. dollar is important for the European industry because U.S. containerboard prices tend to influence the world market. Movements in the U.S. dollar exchange rate may also have an effect on trading since a strong U.S. dollar tends to make U.S. exports less competitive. Conversely, a weak U.S. dollar over a sustained period could result in lower sales into the United States by European manufacturers who ship products in corrugated containers resulting in lower European demand for our containers. A weak U.S. dollar could also result in additional competition in the European market from U.S. manufacturers that have an incentive to sell more products in Europe due to increased European demand for the relatively lower priced U.S. goods over higher priced European goods. Therefore, the sustained strength of the euro relative to the U.S. dollar could adversely affect our operating results and financial condition.

Comparability of Periods

        Our financial statements after the completion of the JSG Acquisition and the SSCC Asset Swap vary in important respects from JSG's consolidated historical financial statements. The acquisition of JSG was accounted for using the purchase method of accounting. As a result, the aggregate purchase price for JSG's equity (including transaction expenses) of approximately €2,500 million was allocated to the tangible and intangible assets acquired and liabilities assumed based upon their respective fair values as of the date of the acquisition. The allocation of the purchase price to the assets acquired in the acquisition results in a significant increase in our amortization and depreciation expense. In addition, due to the effects of the increased borrowing to finance the acquisition, our interest expense increases significantly in the periods following the acquisition. As a result of the spin-off, our operating results no longer include a share of the operating results of SSCC. In addition, our future operating results will reflect the completion of the SSCC Asset Swap. Period to period comparisons are also affected by the acquisition of Munksjö, our former Swedish associate, and fluctuations in foreign currency exchange rates.

Results of Operations

        JSL and certain of its affiliates were established solely for the purpose of effecting the JSG Acquisition. Because of the revaluation of certain assets and liabilities acquired as part of the JSG Acquisition and the related impact on cost of sales and expenses, the financial statements of JSG for periods prior to September 3, 2002 are not comparable to those of JSG Funding and JSG Acquisitions subsequent to that date. The following table sets forth each category of our consolidated income statement data and expresses such data as a percentage of net sales for:

  •
  JSG Funding for the year ended December 31, 2003;

  •
  JSG and JSG Funding on a combined basis for the year ended December 31, 2002; and

  •
  JSG for the year ended December 31, 2001:

	Successor	Combined(a)	Predecessor
	Years Ended December 31,
	2003	2002	2001
Consolidated Income Statement Data
Net sales	100.0%	100.0%	100.0%
Cost of sales	72.1%	72.6%	71.9%
Impairment of property, plant and equipment	—	—	0.6%

Gross profit	27.9%	27.4%	27.5%
Net operating expenses	20.7%	20.0%	19.6%
Reorganization and restructuring costs	0.7%	0.5%	0.5%

Operating income subsidiaries	6.5%	6.9%	7.4%
Share of associates' operating income	0.3%	2.7%	5.3%
Share of associates' restructuring costs	—	0.2%	0.2%

Total operating income	6.8%	9.4%	12.5%
Income on sales of assets and businesses	0.1%	0.4%	—
Net interest	6.3%	3.0%	1.9%
Share of associates' net interest	—	1.6%	3.4%
Other financial expense	0.3%	0.2%	—

Income before taxes and equity minority interests	0.3%	5.0%	7.2%
Taxes on income	1.3%	2.3%	3.1%

(Loss)/income before equity minority interests	(1.0)%	2.7%	4.1%
Equity minority interests	0.4%	0.6%	0.8%

Net (loss)/income available to ordinary shareholders	(1.4)%	2.1%	3.3%

(a)
For comparison purposes, the financial results of JSG and its subsidiaries for the periods prior to its acquisition on September 3, 2002 have been combined with those of JSG Funding for periods following such acquisition.

Comparison of Year Ended December 31, 2003 and Combined Year Ended December 31, 2002

        Net Sales.    Net sales from continuing operations for the twelve months to December 2003 at €4,111.8 million were 1.0% lower than in 2002 reflecting generally weak demand and difficult trading conditions. Including the sales of acquisitions and disposals, principally the SSCC Asset Swap, net sales for the year at €4,746.3 million were €36.7 million or 0.8% higher than in 2002. Although net sales in 2003 were boosted by the SSCC Asset Swap, the benefit was offset by the impact of the relative strengthening of the euro against the U.S. dollar. In 2003, the euro appreciated by approximately 19% from an average of U.S.$ 0.94 in 2002 to U.S.$ 1.12 in 2003.

        Excluding the impact of net acquisitions, overall volumes in our European operations were slightly higher in 2003. Kraftliner volumes were 5% higher in 2003, primarily because of a weak 2002, while recycled containerboard volumes were flat year-on-year. In overall terms, corrugated volumes were 1% higher than in 2002 although market conditions varied across the region.

        In terms of net sales, however, the benefit of higher volumes in Europe was more than offset by the impact of weaker selling prices for containerboard and, to a lesser extent, corrugated containers. In Latin America also, overall volumes were higher than in 2002 although the situation varied from country to country with trading conditions remaining weak in Mexico where overall volumes were down on 2002.

        Net sales from our European operations were €3,960.7 million in 2003 compared to €3,404.2 million in 2002, an increase of €556.5 million. This increase, equivalent to 16.3%, resulted primarily from the inclusion of the sales of the former European operations of SSCC and of Papelera Navarra as well as from the presence of Munksjö for a full twelve months compared to only nine in 2002. The benefit of the inclusion of these operations more than offset the decrease in net sales from the continuing operations.

        The decline in net sales from the United States and Canada reflects both the SSCC Asset Swap and the disposal during 2002 of our U.S. subsidiaries. The reported sales in 2003 are solely those of Smurfit MBI for the first quarter.

        Net sales from our Latin American operations decreased by 9% to €681.3 million in 2003 compared to €749.1 million in 2002 as a result of the strength of the euro relative to the U.S. dollar, the reporting currency for our operations in the region. Excluding currency, there was an underlying increase in net sales of approximately 10% helped by acquisitions.

INCOME BEFORE INTEREST EXPENSE AND TAXES

        Gross profit in the twelve months to December 2003 was €1,326.5 million, 2.7% higher than in 2002. Although both net sales and costs of sales were higher than in 2002, the increase in cost of sales was relatively modest. As a percentage of net sales, cost of sales represented 72.1% in 2003 compared to 72.6% in 2002. Although energy costs were higher in 2003, the impact was offset by lower raw material costs, both in terms of waste fiber to the mills and paperboard to the conversion plants.

        Net operating expenses increased by 4.5% to €982.3 million in 2003 from €940.4 million in 2002. The year-on-year increase reflects the impact of net acquisitions as offset by a combination of currency movements and one-off items such as the €18 million gain on the sale of development property at the K Club. Excluding one-off gains and the impact of currency and net acquisitions, the underlying move was a slight decrease in net operating expenses.

        Profit before goodwill amortization, interest, exceptional items and taxation of €385.6 million was 19.8% lower than in 2002 reflecting the underlying weak trading conditions, particularly in Europe. Profit from our European operations at €311.4 million was 2.5% higher than in 2002, boosted by the presence of the former European operations of SSCC and by the inclusion in Specialities of the gain of €18 million on the sale of development property at the K Club. In addition, the acquisition in 2002 and 2003 respectively of our former associates, Munksjö and Papelera Navarra, increased our reported subsidiary profits in 2003. Conversely, our profit from associates was lower in 2003.

        Profit from our Latin American operations at €86.7 million was 2.8% higher overall than in 2002 with the acquisition of certain former associates increasing subsidiary profits while reducing the contribution from associates. The underlying increase in terms of U.S. dollars, which reflected a good performance across the region other than in Mexico, was partly offset by currency given the relative strength of the euro.

        As a result of the SSCC Asset Swap, our profit from the United States and Canada in 2004 was solely that of Smurfit MBI for the first quarter. In 2002, we had Smurfit MBI for a full year together with SSCC prior to the spin-off and our U.S. subsidiaries prior to their disposal.

        Profit from our associates in Asia was lower in 2003 as a result of the disposal of our investments in Leefung Asco and Smurfit Toyo during 2003. Unallocated central costs in 2003 were €22.5 million compared to €38.6 million in 2002, the decrease reflecting a generally lower level of costs in the year.

        Exceptional items in 2003 comprised reorganization and restructuring costs of €35.0 million in respect of our European operations, as offset by disposal gains of €5.6 million mainly in respect of the sale of property. Exceptional items in 2002 comprised reorganization and restructuring costs of €

24.5 million as offset by a profit of €20.4 million on the disposal of our printing and voting systems businesses.

INTEREST EXPENSE AND INCOME TAXES

        As a result of the increased level of net debt following the acquisition of JSG in September 2002, Group net interest in 2003 at €297.7 million was considerably higher than in 2002. Our share of associates' net interest was €2.1 million in 2003 compared to €74.8 million, mainly relating to SSCC, in 2002. Other financial expense, the interest element of our post retirement benefits cost, was €15.3 million in 2003 compared to €10.8 million in 2002.

        Reflecting a combination of a lower level of total operating profit and a higher interest charge, the profit before taxation in 2003 was €11.8 million compared to €235.6 million in 2002.

        Taxation in 2003 was €62.4 million, €59.3 million of which related to our subsidiaries. The relatively high rate of tax in our subsidiaries results from the presence of unrelieved losses and of items not allowable for tax (such as goodwill amortization) and the fact that not all of the Group interest charge is tax deductible. Adjusting for these items and for unrelieved current year losses, the underlying tax rate in our subsidiaries was approximately 31% in 2003.

Comparison of Combined Year Ended December 31, 2002 and JSG Year Ended December 31, 2001

        Consolidated net sales from continuing operations of €4,153 million in the combined year ended December 31, 2002 decreased by approximately 8% compared to 2001 as a result of weak demand and difficult trading conditions. Although volumes were reasonably good, average prices were lower and revenues declined accordingly. With the inclusion of Munksjö's post-acquisition sales of over €500 million, reported net sales amounted to €4,710 million, 4% higher than in 2001.

        Net sales from our European operations of €3,404 million in the combined year ended December 31, 2002 increased by 13% compared to 2001 by virtue of the inclusion of Munksjö's post-acquisition sales. Excluding Munksjö's contribution, net sales decreased by 3% reflecting weaker pricing rather than reduced volume. Average prices in Europe for containerboard and, to a lesser extent, corrugated containers weakened over the course of 2001. This decline continued into the first half of 2002, albeit at a more moderate rate. Although price increases were implemented in the third quarter of 2002, their impact on average price levels for the period was limited. Accordingly, average prices for containerboard and, to a lesser extent, corrugated containers were lower than in 2001. Corrugated container volumes were generally higher than in 2001 while containerboard volumes were at or above 2001 levels.

        Reflecting a difficult economic environment, net sales from our Latin American operations of €749 million in the combined year ended December 31, 2002 represented a decrease of over 10% as compared to 2001. As in the case of Europe, weaker pricing was the dominant factor. Trading conditions were particularly difficult in Argentina while our Mexican operations were adversely affected by the economic downturn in the United States.

        Net sales from our operations in the United States and Canada of €556 million in the combined year ended December 31, 2002 decreased by over 16% compared to 2001 reflecting in part a reduced scale following the disposal of our printing and voting equipment businesses in early 2002. Although corrugated container volumes in Canada were higher than in 2001, the benefit was offset by lower average prices while our U.S. newsprint mill faced a difficult market and significantly lower prices than in 2001.

INCOME BEFORE INTEREST EXPENSE AND TAXES

        Reflecting higher consolidated third party sales in the combined year ended December 31, 2002, gross profit from subsidiaries of €1,292 million represented a 3% increase compared to 2001. Cost of sales increased also to 72.6%, representing a marginally higher percentage of net sales than in 2001. This resulted in part from the strong increase in waste fiber prices from the end of the first quarter, which adversely affected the profitability of our recycled mills prompting increases in paper prices. Although paper price increases were implemented in the third quarter of 2002, they were insufficient to cover the waste fiber cost increases. With waste fiber costs declining in the third quarter, further price increases did not occur in the final quarter of 2002.

        Net operating expenses, primarily selling, general and administration costs, also increased in the combined year ended December 31, 2002, representing 20% of consolidated sales compared to 19.6% of consolidated sales in 2001. With sales revenues declining because of reductions in price rather than a decrease in volume, selling costs did not fall in line with revenue.

        Our share of associates' operating income of €125 million in the combined year ended December 31, 2002 decreased by 49% compared to 2001, reflecting reduced earnings from SSCC, partly as a result of its inclusion for only eight months in 2002 after completion of the spin-off. Lower average prices in 2002 for SSCC's principal products affected its operating income and, consequently, our reported share of its earnings. In addition, we continue to account for the amortization of goodwill under Irish GAAP, the absence of which charge under US GAAP boosted SSCC's reported earnings. Under Irish GAAP, our share of SSCC goodwill amortization amounts to approximately €20 million for the period prior to the spin-off.

        Total operating income before exceptional items of €465 million in the combined year ended December 31, 2002 represented a decrease of 26% as compared to 2001, reflecting the generally weaker operating conditions. The decline in profitability in Europe was offset by the inclusion of over €47 million from Munksjö as a subsidiary, without which the overall decrease in operating income before exceptional items would have been 20%. Conversely, the decline in the profitability of our Latin American operations reflected partly the benefit in 2001 of non-recurring items. The profitability of our operations in the United States and Canada increased reflecting partly the disposal of the printing and voting equipment businesses, which generated large losses in 2001.

        Exceptional items in the combined year ended December 31, 2002 included a net gain of over €20 million on the disposal of our U.S. printing and voting equipment businesses less reorganization and restructuring costs of €24 million, mainly in respect of our European operations. The resulting net loss of €4 million was augmented by a charge of €7 million in respect of our share of exceptional items arising in SSCC. Exceptional items in 2001 amounted to €61 million and comprised €50 million within our subsidiaries in respect of the impairment of fixed assets and reorganization and restructuring costs and €11 million in respect of our share of exceptional items arising in SSCC.

INTEREST EXPENSE AND INCOME TAXES

        Group net interest, including approximately €50 million in respect of transaction-related debt, amounted to €143 million in the combined year ended December 31, 2002 compared to €86 million in 2001. Excluding the transaction related interest, the increased charge reflected the impact of an increased level of debt following the acquisition of Munksjö in March 2002, which more than offset the benefit of lower average interest rates. Our share of associates' net interest, which related principally to SSCC, was lower by €80 million in 2002 compared to 2001, the decrease reflecting the benefit of both lower debt levels and lower average interest rates and the presence of SSCC for only eight months of the year.

        Reflecting the impact of the JSG Acquisition and the lower level of profits in the combined year ended December 31, 2002, the overall tax charge of €109 million represented an average rate of 46.4% compared to 42.3% (as restated to reflect a full provision for deferred taxation) in 2001. The overall average rate for our subsidiaries was 47% compared to 40.9% in 2001. This apparently high rate of tax reflects the impact of non-deductible goodwill amortization and the absence as yet of tax relief on much of the transaction-related interest. The overall average rate for our associates, primarily SSCC, was 43.4% in the combined year ended December 31, 2002 compared to 47.0% (as restated) in 2001.

Liquidity And Capital Resources

        Summary cash flows for the years ended 2003, 2002 and 2001 are set out in the following table:

	JSG Funding Year Ended Dec 31 2003	JSG Funding/JSG* Year Ended Dec 31 2002	JSG* Year Ended Dec 31 2001
	€ Million	€ Million	€ Million
Profit before tax—subsidiaries	2	193	248
Exceptional items	11	(20)	15
Depreciation and amortization	295	262	236
Non cash interest expense	59	10	—
Working capital change	63	21	19
Capital expenditure (incl. capital creditors)	(207)	(209)	(192)
Sales of fixed assets	12	—	27
Tax paid	(59)	(130)	(114)
Dividends from associates	1	6	11
Other	1	13	(3)

Free cash flow	178	146	247
Investments	(181)	(306)	(55)
Sale of businesses and investments	36	27	12
Share issues	—	11	2
Dividends	(7)	(64)	(95)
Transaction related movements	(57)	(1,781)	—

Net cash (outflow)/inflow	(31)	(1,967)	111
Net cash/(debt) acquired/disposed	56	(150)	(3)
SSCC I/C debt repaid	(97)	—	—
Non-cash interest accrued	(41)	(10)	—
Currency translation adjustments	152	128	(54)

Decrease/(increase) in net borrowing (excluding leases)	€39	€(1,999)	€54

*
For comparison purposes, the financial results of Jefferson Smurfit Group plc and subsidiary companies (JSG) for the periods prior to its acquisition on September 3, 2002 have been combined with those of JSG Funding plc for periods following such acquisition. See note 1 of the Notes to the Financial Statements for more information regarding the basis of presentation of this financial information.

        Free cash flow for the year ended December 31, 2003 was €178 million compared to €146 million in 2002 and €247 million in 2001. The shortfall in profit before tax was more than offset by reduced tax payments, a larger working capital inflow and a level of capital expenditure below depreciation, together with add-backs such as goodwill amortization, the non-cash element of exceptional items (net of disposal gains reclassified to fixed asset sales or disposals) and non-cash interest.

        Cash tax payments amounted to €59 million in 2003 compared to €130 million in 2002 as a result of the changed structure of the Group. As a percentage of taxable profit (adjusting for non-deductible items and for unrelieved current year losses), our cash tax represented approximately 31% in 2003. Tax payments in the combined year ended December 31, 2002 increased to €130 million from €114 million in 2001, reflecting mainly an acceleration in tax payment dates in certain jurisdictions based on slightly larger profits in 2001 against 2000.

        Working capital decreased by €63 million in 2003 compared to €21 million in 2002 and €19 million in 2001. Factors contributing to the 2003 inflow included a general focus on cash collection, which resulted in a significant reduction in the level of receivables at the year-end. The generally lower level of selling prices in 2003 has also led to receivables inflows as higher value debtors are collected and replaced by those of lower value.

        Reflecting the changed structure of the Group since September 2002, goodwill amortization was approximately €45 million in 2003 compared to €16 million in 2002. Depreciation, however, was only slightly higher in 2003 compared to 2002. Capital expenditure in the year ended December 31, 2003 represented 82% of depreciation compared to 85% in 2002. Depreciation and amortization of €262 million in 2002 was approximately 11% higher than 2001, reflecting the consolidation of Munksjö for 9 months in 2002. Capital expenditure was 81% of depreciation in 2001.

        Investments amounted to €181 million in 2003 and included payments of €90 million for the equity of SSCC Europe, €55 million deferred consideration for Nettingsdorfer and over €30 million (€3 million of which will not be paid until 2004) in respect of Papelera Navarra, taking our shareholding from approximately 46% at the beginning of the year to 100%. In 2002, investments amounted to €306 million and included €274 million in respect of Munksjö. Other investments included the purchase of the assets of Venepal, De La Rue Inc. (now held by the newcos) where we took a 15% shareholding in the purchaser of our U.S. voting systems business, and Cosmos in Mexico (a project with which we did not ultimately proceed). Investments in 2001 amounted to €55 million and included an investment of 25% in Leefung-Asco in Asia, the buy out of minority interests within the Nettingsdorfer Italian operations and the buyback of shares in Colombia.

        Sale of businesses and investments in 2003 included the refund of our investment in Cosmos as well as the proceeds from the sale of our Asian associates, Leefung Asco and Smurfit Toyo, and of our Irish Post subsidiary. The proceeds from the sale of our Asian associates were transferred to the newcos. The €27 million inflow in 2002 related primarily to the sale of our U.S. printing and voting systems businesses.

        Including dividends to minorities and transaction related payments, which included fees and expenses in addition to the transfer of sale proceeds to the newcos, the overall result for the twelve months to December 2003 was a net outflow of €31 million. This compared to a net outflow of €1,967 million in 2002, which resulted primarily from the acquisition of JSG and a net inflow of €111 million in 2001.

        Reflecting the strengthening of the euro, primarily against the U.S. dollar, the value of our non-euro denominated debt decreased in 2003 giving rise to a currency adjustment of €152 million compared to €128 million in 2002. In both years, the euro appreciated strongly moving from approximately U.S.$ 0.88 at December 2001 to U.S.$ 1.05 at December 2002 and U.S.$ 1.26 at December 2003. Borrowing denominated in foreign currencies in 2001 increased by €54 million, principally as a result of the relative weakness of the euro against the U.S. dollar.

        Group's primary sources of liquidity are cash flow from operations and borrowings under the revolving credit facility. Group's primary uses of cash are for debt service and capital expenditures. We expect to be able to fund our debt service and capital expenditures from these sources.

        At December 31, 2003 JSG Funding had outstanding €350 million 10 1/8% senior notes due 2012 and $750 million 9 5/8% senior notes due 2012. On February 14, 2003 JSG Funding increased its 9 5/8% senior notes issue due 2012 from $545 to $750 by issuing $205 million at a price of 102%. The proceeds of this issue were used to fund the SSCC Asset Swap. In addition at December 31, 2003 JSG

Funding had outstanding $175 million and €116 million subordinated notes due 2013 each with a coupon of 15.5%. JSG Acquisitions and certain subsidiaries are party to the senior credit facility which provides for three term loans in an aggregate amount of €1.7 billion and a revolving credit facility with up to €425 million in availability. The following table provides the range of interest rates as of December 31, 2003 for each of the drawings under the term loans and the revolving credit facility.

Borrowing arrangement	Currency	Interest Rate
Term Loan A	EUR	4.3575% - 4.3963%
	USD	3.38375%
	GBP	6.1373%
Term Loan B	EUR	4.895% - 4.92%
	USD	3.9%
Term Loan C	EUR	5.395% - 5.42%
	USD	4.4%

        Borrowing under the revolving credit facility are available to fund the Group's working capital requirements, capital expenditures and other general corporate purposes. As of December 31, 2003, no amounts were drawn under the revolving credit facility under which €425 million was available. The Term Loan A must be repaid by installments from December 2003 through September 2009. The Term Loan B must be repaid in September 2010. The Term Loan C must be repaid in September 2011. The revolving credit facility will terminate in September 2009.

        The instruments governing our indebtedness, including the senior credit facility and the indentures governing the senior and subordinated notes, contain financial and other covenants that restrict, among other things, the ability of JSG Funding and its subsidiaries to:

  •
  incur additional indebtedness and issue preference shares

  •
  pay dividends or make certain other restricted payments

  •
  consummate certain asset sales

  •
  incur liens

  •
  enter into certain transactions with affiliates, or

  •
  merge or consolidate with any other person or sell or otherwise dispose of all or substantially all of the assets of the Group.

        These limitations, together with the highly leveraged nature of JSG Funding, could limit corporate and operating activities.

        JSG Funding believes that cash generated from operations will be adequate to meet its anticipated debt service requirements, capital expenditures and working capital needs for the next 12 months, and that cash generated from operations and amounts available under the revolving credit facility will be adequate to meet its anticipated debt service requirements, capital expenditures and working capital needs for the foreseeable future. There can be no assurance, however, that JSG Funding's business will generate sufficient cash flow from operations or that future borrowings will be available under the senior credit facility or otherwise to enable it to service its indebtedness, including the senior credit facility, the senior and subordinated notes, to retire or redeem the notes or to make anticipated capital expenditures. JSG Funding's future operating performance and its ability to service or refinance the notes and to service, extend or refinance the senior credit facility will be subject to future economic conditions and to financial, business and other factors, many of which are beyond our control.

Critical Accounting Policies and Estimates

        Certain accounting issues require management estimates and judgments for the preparation of financial statements. Our most significant policies requiring the use of estimates and judgments are listed below.

Long lived assets and goodwill

        We conduct impairment reviews of long-lived assets and goodwill in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" and SFAS No. 142, respectively. Such reviews require us to make estimates of future cash flows and fair values. We have performed the required reviews in 2003 and no impairment charges were recognized. Our cash flow projections include significant assumptions about economic conditions, demand and pricing for our products and costs. Our estimates of fair value are determined using a variety of valuation techniques, including pricing of recent industry acquisitions. While significant judgment is required, we believe that our estimates of future cash flows and fair values are reasonable. However, should our assumptions change in future years, our fair value models could indicate lower fair values for long-lived assets and goodwill. This could result in material impairment provisions affecting the carrying value of property, plant and equipment, goodwill and results of operations.

Allowance for doubtful accounts

        We evaluate the collectibility of our accounts receivable on a case-by-case basis, and make adjustments to the bad debt reserve for expected losses. We consider such things as ability to pay, bankruptcy, credit ratings and payment history. For all other accounts, we estimate reserves for bad debts based on historical experience and past due status of the accounts. Our bad debt write-offs in 2003 and 2002 were €10 million and €11 million, respectively.

Legal and environmental contingencies

        Accruals for legal and environmental matters are recorded when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. Such liabilities are developed based on currently available information and require judgments as to probable outcomes. Assumptions are based on historical experience and recommendations of legal counsel. Environmental estimates include assumptions and judgments about particular sites, remediation alternatives and environmental regulations. We believe our accruals are adequate. However, due to uncertainties associated with these assumptions and judgments, as well as potential changes to governmental regulations and environmental technologies, actual costs could differ materially from the estimated amounts.

Post retirement benefits

        From September 3, 2002 (the date of the JSG acquisition), JSG Funding has adopted FRS 17—"Retirement Benefits." FRS 17 applies to all types of benefits that an employer provides after employees have completed their service, including pensions and other post retirement benefits. The cost of the expected increase in the present value of scheme liabilities arising from employee service in the current or prior periods, together with the difference between the increase in the present value of scheme liabilities arising from a closer benefit settlement date and the expected returns on the schemes assets at the start of the period, is recognized in the income statement. Differences between the expected and the actual return on plan assets, together with the effect of changes in the current or prior assumptions underlying the liabilities are recognized in the statement of recognized gains and losses. Scheme assets are valued at fair value and scheme liabilities are measured using the projected unit method. Net scheme assets and liabilities, reduced by deferred tax amounts, are recorded on the balance sheet as a pension surplus or deficit as appropriate.

        There are several assumptions that impact the actuarial calculation of pension obligations and, in turn, net periodic pension expense in accordance with Statement No.87. These assumptions require various degrees of judgement. The most significant assumptions are (1) the expected return on plan assets and (2) the discount rate. Changes in these assumptions can have a material impact on pension obligations and pension expense. For example, holding all other assumptions constant, a one percentage point decrease in our estimated discount rate would increase the estimated 2004 pension expense by approximately €11 million. A one percentage point increase in the estimated discount rate would decrease the estimated pension expense for 2004 by approximately €10 million.

        Similarly, holding other assumptions constant, a one percentage point decrease in JSL's estimated long-term rate of return on plan assets would increase the pension expense for the year ended December 31, 2004 by approximately €6 million. A one percentage point increase in the estimated long-term rate of return would decrease pension expense by approximately €6 million for the same period.

        Prior to September 3, 2002, pension costs were recognized in income on a systematic basis so that the cost of providing retirement benefits to employees was evenly matched to the service lives of the employees concerned. Any excess or deficiency of the actuarial value of assets over the actuarial value of liabilities was amortized over the average remaining service lives of the relevant, then current employees. Any surplus or deficit within a scheme was not recognized on the balance sheet. The cost of providing post retirement health care benefits to employees was recognized on an actuarial basis. The effect of the adoption of FRS 17 on reported income from the date of acquisition is not material.

Income tax matters

        Deferred tax assets and liabilities reflect our assessment of future taxes to be paid in the jurisdictions in which we operate. These assessments involve temporary differences resulting from differing treatment of items for tax and accounting purposes, as well as estimates of our current tax exposures. Based on our evaluation of our tax positions, we believe we are adequately reserved for these matters at December 31, 2003.

        At December 31, 2003, we had net operating loss carryforwards of €210 million which are available indefinitely. These loss carryforwards have a tax value of €65 million. Valuation allowances of €50 million have been established for a portion of these deferred tax assets. The realization of these deferred tax assets is dependent on future taxable income. Based upon recent levels of taxable income, we expect that our deferred tax assets, net of valuation allowances, will be fully utilized.

        We frequently face challenges from domestic and foreign tax authorities regarding the amount of taxes due. These challenges include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. To the extent we prevail in matters for which accruals have been established or are required to pay amounts in excess of our reserves, our effective tax rate in a given financial statement period may be materially impacted. While the ultimate results cannot be predicted with certainty, we believe that the conclusion of any such challenge will not have a material adverse effect on our consolidated financial condition or results of operations.

Research And Development

        We are committed to continuous innovation in our products and processes in order to reduce costs, improve operating efficiencies and increase profitability. Innovation is also an important factor in meeting our customers' needs. To meet this commitment, we have a major research and innovation center in Bordeaux, France. The research and development activities embrace all aspects of our business from the consumption of both recycled and virgin fibers by our mills and the manufacture of paper and paperboard to the conversion of paperboard into paper-based packaging products. In 2003,

2002 and 2001, the Group's research and development costs were approximately €5 million, €4.9 million and €5.2 million respectively.

Trend Information

Europe:

        Volumes of our core grades of product—kraftliner, recycled containerboard and corrugated containers, were up 5%, 28% and 26% respectively in 2003 over 2002. The increases in recycled containerboard and in corrugated reflected the acquisition of SSCC's European packaging operations in March 2003 and the acquisition of the former Spanish associate, Papelera Navarra, in June 2003. Excluding acquisitions, recycled containerboard and corrugated container volumes were in line with 2002.

        Volumes of corrugated containers closely follow increases in industrial production. In 2003, industrial production was flat in European economies, reflecting relatively weak economic activity. Kraftliner and recycled containerboard are used in the manufacture of corrugated containers and are therefore indirectly affected by the same factors as those affecting corrugated containers. Kraftliner volumes grew due to a relatively higher level of internal integration, utilizing more of our own paper in our system, and selling paper to the newly acquired operations. A couple of the recycled containerboard mills were shut down for significant capital projects during the year and therefore volumes of recycled containerboard did not follow the same trend as kraftliner.

        Pricing for corrugated depends on the levels of supply and demand in the marketplace as well as the cost of production, particularly the cost of kraftliner and recycled containerboard. Kraftliner prices depend on the levels of supply and demand, as well as the cost of production. Kraftliner prices can also be affected by the exchange rate differential between the euro and the U.S. dollar, given that kraftliner is a worldwide commodity and in many cases is sold in U.S. dollars. Recycled containerboard prices are affected by supply and demand conditions as well as the cost of production, particularly the cost of OCC.

        Increases in the price of wastepaper and virgin fiber as raw materials could result from a variety of factors. The prices we pay for these raw materials tend to be cyclical, subject to significant volatility, and vary on a regional basis.

        The price of OCC in Europe has peaked dramatically three times in recent years—in June 2000, in June 2002 and in April 2003. In each case, a relatively low level of supply—caused mainly by a combination of seasonal factors and the relatively low price leading up to the spike which discouraged collection—was matched by a relatively high level of demand, principally caused by increased demand from Asia—which is once again primarily a seasonal phenomenon. In the first two cases, the free-on-board price rose to over €150 per metric ton. Within a period of three months, supply and demand conditions leveled to return the price to around €100 per metric ton. In 2003, the spike was even more rapid, with waste prices increasing to around €135 per metric ton but then falling almost immediately.

        The table below provides information about the European OCC price information per metric ton at and for the years ended December 31, 2000, 2001, 2002 and 2003.

Free-on-board OCC Price per Metric Ton

	At and for the Years Ended December 31,
	2000	2001	2002	2003
	(euro)
Price at the end of the period	120	100	119	106
Average price during the period	143	95	124	114
Highest price during the period	174	100	156	135
Lowest price during the period	109	87	100	103

        We believe that our available sources of virgin fiber and OCC (including from our own reclamation activities) will be adequate to supply our raw material needs for the foreseeable future.

        In 2003, with a rapid rise in April and then the rapid decline in the price of OCC, there was no increase of recycled containerboard prices to compensate for the increase. A more gradual rise in the fourth quarter of 2003 was reflected in an increase in the price of recycled containerboard in certain markets. Kraftliner prices were stable in the first half of 2003, but declined through the second half. Corrugated prices declined marginally in the first quarter, were stable in the second and third quarters and declined in the fourth quarter.

Latin America:

        Pricing and volume trends for our main products in Latin America are affected by the same factors as those in Europe.

        In 2003, our Latin American operations had varying performances. Overall, volumes of containerboard and corrugated increased 14% and 11% respectively, reflecting acquisitions (in 2002) in Venezuela and the consolidation of a former associate in Colombia. Excluding acquisitions, containerboard and corrugated volumes increased 8% and 1% year on year. Volumes of both containerboard and corrugated were down 1% in Mexico, reflecting a relatively weak domestic economy, a relatively weak U.S. economy and the migration of manufacturing to the Far East. Volumes in Argentina and Venezuela were reasonable despite difficult economic circumstances in those countries. The Colombian economy continued to grow at a modest pace.

Off Balance Sheet Arrangements

        JSG has not used special purpose vehicles or similar financing arrangements on a historical basis. In addition, JSG has not had off balance sheet arrangements with any of our affiliates. As part of the transactions, the Newcos entered into the Newco credit facility, which was non-recourse to us. For more information, see "History and Development of the Company—The JSG Acquisition"

Tabular Disclosure of Contractual Arrangements

	Payments due by period
	Total	Less than 1 year	1 to 5 years	After 5 years
	(euro in millions)
Long term debt	3,166	48	605	2,513
Capital lease obligations	28	13	13	2
Operating leases	58	18	26	14

Total contractual cash obligations	€3,252	€79	€644	€2,529

        We have sufficient facilities available to meet our working capital requirements.

Cautionary Note Regarding Forward-Looking Statements

        This annual report includes forward-looking statements. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes," "estimates," "anticipates," "expects," "intends," "may," "will" or "should" or, in each case, their negative, or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this annual report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth strategies and the industry in which we operate.

        By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from those made in, or suggested by, the forward-looking statements contained in this annual report. In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate are consistent with the forward-looking statements contained in this annual report, those results or developments may not be indicative of results or developments in subsequent periods. Important factors that could cause those differences include, but are not limited to:

  •
  our substantial leverage and our ability to meet our debt service obligations;

  •
  our ability to generate growth or profitable growth;

  •
  the availability and price of raw materials;

  •
  our ability to integrate our operations and acquisitions successfully;

  •
  our exposure to currency or interest rate fluctuations;

  •
  our ability to implement our business strategy successfully;

  •
  our ability to comply with existing or newly implemented environmental regimes in the countries in which we operate;

  •
  our liability for violations, known or unknown, under environmental laws;

  •
  increased competition from other companies in our industry and our ability to retain or increase our market shares;

  •
  our ability to maximize operating and organizational efficiencies; and

  •
  general local and global economic conditions.

        We urge you to read the sections of this annual report entitled "Risk Factors" and "Business" for a more complete discussion of the factors that could affect our future performance and the industry in which we operate. In light of these risks, uncertainties and assumptions, the forward-looking events described in this annual report may not occur.

        We undertake no obligation to publicly update or publicly revise any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the cautionary statements referred to above and contained elsewhere in this annual report.

Item 6. Directors, Senior Management and Employees

Directors and Executive Officers

        JSG is a wholly owned subsidiary of JSG Acquisitions, approximately 100% of which is owned by JSG Funding. JSG Funding is owned approximately 100% by JSL, whose ultimate owners include Madison Dearborn, certain co-investors and certain management investors identified herein. Shareholders of JSL who accepted the exchange offer have entered into an exchange and shareholders agreement with JSG Packaging in which such shareholders have exchanged their shares of JSL for an identical number of newly issued shares of JSG Packaging having identical terms. Upon completion of the exchange, JSG Packaging contributed such shares of JSL to JSG Funding in the form of a share for share exchange.

        Certain members of the board of directors of JSG Funding also serve as directors of JSL, JSG Packaging and JSG Acquisitions, as noted below.

        The directors and executive officers of JSG Packaging, and their ages and positions, are as follows:

Name	Age	Position
Michael W.J. Smurfit	67	Chairman
Gary W. McGann	53	Chief Executive Officer and Director
Anthony P.J. Smurfit	40	Chief Operations Officer and Director
Ian J. Curley	41	Chief Financial Officer and Director
John A. Canning, Jr	59	Non-executive Director
Justin S. Huscher	50	Non-executive Director
Christopher J. McGowan	32	Non-executive Director
Samuel M. Mencoff	47	Non-executive Director
Thomas S. Souleles	35	Non-executive Director

        Dr. Michael W.J. Smurfit serves as our Chairman and as a director of JSG Acquisitions, JSL and JSG Packaging. Dr. Smurfit retired as Chief Executive Officer of JSL on November 1, 2002. He was appointed Chairman and Chief Executive Officer of JSG in 1977 prior to which he was a Deputy Chairman and Joint Managing Director. Dr. Smurfit currently holds the position of Honorary Irish Consul to the Principality of Monaco.

        Gary W. McGann serves as our Chief Executive Officer and as a director of JSG Acquisitions, JSG Funding, JSL and JSG Packaging. He became Chief Executive Officer in November 2002 upon the retirement of Dr. Smurfit. He was appointed President and Chief Operations Officer of JSL on January 28, 2000. He joined JSG in 1998 as Chief Financial Officer. He had previously held a number of senior positions in both the private and public sectors over the last 20 years, including Chief Executive of Gilbeys of Ireland Limited and Aer Lingus Group. He is also a director of Anglo Irish Bank Corporation plc.

        Anthony P.J. Smurfit serves as our Chief Operations Officer and as a director of JSG Acquisitions, JSL and JSG Packaging. He has worked in various parts of JSG in Europe and the United States. Prior to taking up his position as Chief Executive of Smurfit Europe in October 1999 and Chief Operations Officer on November 1, 2002, he was Deputy Chief Executive of Smurfit Europe and previously Chief Executive Officer of Smurfit France. He is also a director of The Irish National Stud Company.

        Ian J. Curley serves as our Chief Financial Officer and as a director of JSG Acquisitions, JSG Funding, JSL and JSG Packaging. He was appointed Chief Financial Officer of Smurfit Europe in 1997, prior to which he served as financial controller of Smurfit Continental Europe.

        John A. Canning, Jr.    serves as a director of JSG Acquisitions, JSL and JSG Packaging. Mr. Canning has been employed principally by Madison Dearborn since 1993 and currently serves as its Chairman and Chief Executive Officer. From 1969 to 1993, Mr. Canning worked in various positions with First Chicago Corporation, most recently as Executive Vice President of The First National Bank of Chicago and President of First Chicago Venture Capital. Mr. Canning is a member of the board of directors of the Children's Inner City Educational Fund, Federal Reserve Bank of Chicago, Milwaukee Brewers Baseball Club, Norfolk Tides Baseball Club and Northwestern Memorial Hospital.

        Justin S. Huscher serves as a director of JSG Acquisitions, JSL and JSG Packaging. Mr. Huscher has been employed principally by Madison Dearborn since 1993 and currently serves as a Managing Director. From 1990 until 1993, Mr. Huscher served as Senior Investment Manager of First Chicago Venture Capital. Mr. Huscher is a member of the board of directors of Bay State Paper Holding Company, Magellan GP, LLC as general partner of Magellan Midstream Partners, L.P., Packaging Corporation of America, Williams Energy Partners, the Association of American Rhodes Scholars and the Institute for the International Education of Students.

        Christopher J. McGowan serves as a director of JSG Acquisitions, JSL and JSG Packaging. Mr. McGowan has been employed principally by Madison Dearborn since 1999 and currently serves as a Director. Prior to joining Madison Dearborn, Mr. McGowan attended Harvard Graduate School of Business Administration, where he received an M.B.A. Mr. McGowan is a member of the board of directors of AutoTradeCenter, Inc.

        Samuel M. Mencoff serves as a director of JSG Acquisitions, JSG Funding, JSL and JSG Packaging. Mr. Mencoff has been employed principally by Madison Dearborn since 1993 and currently serves as a Co-President. From 1987 until 1993, Mr. Mencoff served as Vice President of First Chicago Venture Capital. Mr. Mencoff is a member of the board of directors of Bay State Paper Holding Company, Buckeye Technologies, Inc, Evanston Northwestern Healthcare, Great Lakes Dredge & Dock Corporation and Packaging Corporation of America, and a member of the board of trustees of Brown University and Moses Brown School.

        Thomas S. Souleles serves as a director of JSG Acquisitions, JSG Funding, JSL and JSG Packaging. Mr. Souleles has been employed principally by Madison Dearborn since 1995 and currently serves as a Managing Director. Mr. Souleles is a member of the board of directors of Bay State Paper Holding Company, Great Lakes Dredge & Dock Corporation and Packaging Corporation of America, and a member of the board of trustees of the National Multiple Sclerosis Society—Greater Illinois Chapter.

        The mailing address for Dr. Michael Smurfit and Messrs. McGann, Anthony Smurfit and Curley is c/o Jefferson Smurfit Group Limited, Beech Hill, Clonskeagh, Dublin 4, Ireland and the mailing address for Messrs. Canning, Huscher, McGowan, Mencoff and Souleles is c/o Madison Dearborn Partners, L.L.C., Three First National Plaza, Suite 3800, Chicago, Illinois 60602, United States.

        Except as described in this annual report, there are no arrangements or understandings between any member of the board of directors or executive officer and any other person pursuant to which that person was elected or appointed to his position.

        JSG Packaging's board of directors has the power to appoint officers. Each officer will hold office for the term determined by JSG Packaging's board of directors and until such person's successor is chosen and qualified or until such person's death, resignation or removal. JSG Packaging's board of directors has two committees: the Audit Committee and the Compensation Committee. The Audit Committee is comprised of Samuel Mencoff, Thomas Souleles and Christopher McGowan. The Compensation Committee is comprised of John Canning, Samuel Mencoff and Justin Huscher.

        The responsibilities of the Audit Committee include:

  •
  Reviewing the Group's annual and interim reports.

  •
  Reviewing the scope of the external audit and considering reports of the external auditors.

  •
  The approval of services provided by the external auditors.

  •
  Recommendation of the appointment of external auditors to the Board and the members.

  •
  Reviewing the effectiveness of internal control.

  •
  Appointment of the Group Internal Auditor.

  •
  Approval of the Internal Audit plan and review of internal audit reports.

        The responsibilities of the Compensation Committee include:

  •
  Determining the contracts of service and remuneration of all the executive directors.

  •
  Monitoring the level and structure of remuneration for senior management.

  •
  Operation of the Group's Management Equity Plan.

Family Relationships

        Mr. Anthony Smurfit is the son of Dr. Michael Smurfit.

Compensation

        None of JSG Funding's, JSL's or JSG Packaging's directors is entitled to receive any fees for serving as directors, other than Dr. Michael Smurfit who receives fees for serving as chairman of JSL. All of the directors are reimbursed for out-of-pocket expenses related to their service as directors.

        For the year ended December 31, 2003, the aggregate compensation paid to officers of JSL and its subsidiaries, including fees, salaries, bonuses, other benefits and payments to pension plans, was approximately €7,348,000. Of this amount, approximately €502,000 was set aside or accrued to provide pension, retirement or similar benefits for officers of JSL and its subsidiaries and approximately €2,150,000 was paid or is payable to officers in the form of performance related benefits.

Management Employment Agreements

        JSL, JSG Packaging and the management investors listed in the table below, which are referred to collectively as the "management investors," have entered into certain amended and restated letter agreements, dated as of February 6, 2004, regarding the terms of employment of the management investors, which are referred to collectively as the "management employment agreements". The terms of each management employment agreement were originally established pursuant to arm's length negotiations between Madison Dearborn and each management investor and were amended to account for the exchange from JSL to JSG Packaging and otherwise reaffirmed. A summary of the material terms of the management employment agreements is set forth below:

        Pursuant to the terms of the management employment agreements, the senior team of JSL consists of the following:

Name	Position with Jefferson Smurfit Group Limited
Dr. Michael W.J. Smurfit	Chairman
Mr. Gary W. McGann	Chief Executive Officer
Mr. Anthony P.J. Smurfit	Chief Operations Officer
Mr. Ian J. Curley	Chief Financial Officer

        Under the terms of the management employment agreements, each management investor has been provided with a letter from JSL, pursuant to which JSL has agreed to procure his employment by JSL and its subsidiaries upon terms described below. Each letter sets forth the management investor's title and principal duties and responsibilities from November 1, 2002.

        The payment date of Dr. Smurfit's Management Incentive Plan, or "MIP," entitlement for 2002, which was agreed at €1,269,738, was December 20, 2002 as a result of his retirement as Chief Executive Officer.

        Dr. Michael Smurfit has a six-year term as Chairman of JSL and is entitled to a total benefit package of €2.75 million per annum from JSL and its subsidiaries, with a one year total benefits severance package in the case of termination by JSL.

        Pursuant to the terms of the management employment agreements, the employment terms applicable to each of Messrs. Gary McGann, Anthony Smurfit and Ian Curley remained the same as those prevailing prior to consummation of the take-over offer, subject only to salary increases previously agreed.

        Each of Messrs. Gary McGann, Anthony Smurfit and Ian Curley covenanted to JSL that he would not exercise his contractual right to leave JSG after its acquisition by JSL and thereby trigger payment obligations from JSG thereunder and is agreeing not to trigger any rights that he may have as a result of the exchange. In consideration for this undertaking, JSG Packaging has provided each such individual a "put" letter with terms identical to those currently applicable, except that:

  •
  a "Relevant Event" will be the sale of JSG Packaging, except for a sale to the underwriters of an initial public offering and the consummation of the take-over offer and the exchange of ordinary shares of JSL for shares of JSG Packaging, which is referred to as the "exchange;" and

  •
  the period within which he must exercise his rights upon a Relevant Event will be 12 months after the Relevant Event or, if his obligation to offer his services to purchasers upon a vesting of his unvested convertible equity is enforced, 12 months following the expiration of such period of employment.

        In addition, the management employment agreements provide that in the event of termination of the employment of Messrs. Gary McGann, Anthony Smurfit or Ian Curley by JSL or JSG other than for just cause, such individual will be entitled to compensation equal to two times his prevailing annual remuneration/benefits package (including MIP, pension, etc.). Mr. Gary McGann will retain his existing notice period of 360 days but the notice period for Messrs. Anthony Smurfit and Ian Curley will be 90 days.

        In consideration for the foregoing severance obligations, each of Messrs. Gary McGann, Anthony Smurfit and Ian Curley will enter into covenants with JSL whereby each will agree that, provided the foregoing severance payments have been paid to them, they will not for a period of two years after their termination (i) compete with JSL and its subsidiaries in a material part of its business, or (ii) solicit the employees, customers or suppliers of JSL and its subsidiaries.

        Pursuant to the terms of the management employment agreements and the management incentive plan, a minimum payment of 60% of salary is guaranteed under the MIP to each of Messrs. Gary McGann, Anthony Smurfit and Ian Curley for each of the years 2003 through 2006 and the remaining 40% will be dependent upon the achievement of appropriate objectives established by JSL's board of directors or its compensation committee.

Management Equity Agreement

        Purchase of Equity.    Under the Amended and Restated Management Equity Agreement, dated as of September 5, 2002, by and among JSL and each of the executives that become party thereto, which we refer to as the "management equity agreement," JSL undertook to sell to each executive that is a party to such agreement, certain of JSL's ordinary shares, nominal value €0.001 per share, and certain of JSL's class A convertible shares, nominal value €0.001 per share, which we refer to as class A convertible shares, class B convertible shares, nominal value €0.001 per share, which we refer to as class B convertible shares, and class C convertible shares, nominal value €0.001 per share, which we refer to as class C convertible shares, each of which is convertible into ordinary shares of JSL. Each shareholder of JSL has entered into an exchange and shareholders agreement with JSG Packaging to which each shareholder has exchanged their existing shares of JSL for an identical number of newly issued shares of JSG Packaging having identical terms. JSG Packaging and each of the executives have entered into a new management equity agreement on the same terms as the existing management equity agreement. Following is a summary of the material terms of the new management equity agreement.

        Vesting.    The class A convertible shares, class B convertible shares and class C convertible shares will be subject to vesting.

        So long as the executive is and has continued to be employed by or served as an officer or director for JSG Packaging and its subsidiaries, such executive's class A convertible shares will vest as follows:

Vesting Date	Cumulative Percentage of Class A Convertible Shares Vested
December 31, 2005	33.3%
December 31, 2006	66.7%
December 31, 2007	100.0%

        None of an executive's class A convertible shares will become vested if such executive ceases to be employed by, or to serve as an officer or director for, JSG Packaging or its subsidiaries prior to December 31, 2005. If an executive ceases to be employed by, or to serve as an officer or director for, JSG Packaging or its subsidiaries on any date other than any vesting date set forth in the table above after December 31, 2005 but prior to December 31, 2007, the cumulative percentage of such executive's class A convertible shares to become vested will be determined on a pro rata basis according to the number of days elapsed from the immediately preceding vesting date. However, upon the sale of JSG Packaging or certain public listing events, which we refer to as an "acceleration event," all of an executive's class A convertible shares will become vested and will convert to an equal number of class D convertible shares of JSG Packaging, nominal value €0.001 per share, which we refer to as "class D convertible shares," unless at such time such executive is no longer employed by, or no longer serves as an officer or director for, JSG Packaging and its subsidiaries.

        On each vesting date set forth in the table above, 33.3% of the aggregate number of each executive's class B convertible shares will become vested if, and only if, the internal rate of return, or "IRR," of MDCP IV Global Investments LP, MDCP III Global Investments LP, MDSE III Global Investments LP and any affiliate of the foregoing entities that owns or holds ordinary shares of JSG Packaging, which we refer to collectively as the "MDCP co-investors," equals or exceeds 25%. However, if the IRR of the MDCP co-investors as of such vesting date is greater than 15% but less than 25%, the percentage of the aggregate class B convertible shares which will become vested as of such vesting date will be the percentage determined by multiplying 3.33 by the excess of (i) the IRR of the MDCP co-investors as of the applicable vesting date over (ii) 15%. Further, if the IRR of the MDCP co-investors as of the date of an acceleration event, which we refer to as the "acceleration date," is equal to or greater than 25%, 100% of the class B convertible shares not previously eligible for vesting will vest as of such acceleration date. If the IRR of the MDCP co-investors as of the acceleration date is greater than 15% but less than 25%, the percentage of class B convertible shares not previously eligible for vesting prior to the acceleration date that will vest as of such acceleration date will be the percentage determined by multiplying 10 by the excess of (i) the IRR of the MDCP co-investors as of the applicable vesting date over (ii) 15%. Vesting with respect to the class B convertible shares will be cumulative such that if the IRR of the MDCP co-investors as of an acceleration date or any subsequent applicable vesting date is greater than any preceding applicable vesting date, the percentage of each executive's entire holding of class B convertible shares vested will be recalculated to be equal to the percentage vested for such acceleration date or subsequent applicable vesting date. No class B convertible shares will vest for any executive as of any applicable vesting date or acceleration date if the executive holding such class B convertible shares is no longer employed by, or no longer serves as an officer or director for, JSG Packaging and its subsidiaries as of such date.

        On December 31, 2007, 100% of each executive's class C convertible shares will become vested if, and only if, the IRR of the MDCP co-investors as of such date is equal to or greater than 30%. In the event that an acceleration event occurs prior to December 31, 2007, 100% of the class C convertible shares will become vested as of the acceleration date if, and only if, the IRR of the MDCP co-investors as of such acceleration date is equal to or greater than 30%. No class C convertible shares will vest for any executive as of December 31, 2007 or the acceleration date if the executive holding such class C convertible shares is no longer employed by, or no longer serves as an officer or director for, JSG Packaging and its subsidiaries as of such date.

        As a condition to accelerated vesting of an executive's class A convertible shares, class B convertible shares and class C convertible shares in connection with a sale of JSG Packaging, such executive will, if requested by the purchaser of JSG Packaging and for no additional consideration therefor, agree to continued employment for up to 12 months following such sale so long as such executive's compensation package and job description is substantially similar immediately following such sale.

        Conversion.    Each class A convertible share, class B convertible share and class C convertible share will automatically convert into one class D convertible share once it has fully vested. An executive may at any time and from time to time, upon payment in full in cash of the conversion price per share, convert all or any portion of such executive's class D convertible shares into ordinary shares of JSG Packaging. The conversion price per share will equal the excess of the fair market value of an ordinary share of JSG Packaging as of the date of sale of a convertible share over the subscription price for such convertible share (or, in the case of class D convertible shares, the subscription price for the convertible share from which it was converted) as reduced, in an amount per share, in the case of convertible shares currently in issue or issued on or prior to the third month after consummation of the proposed payment to the shareholders of JSG Packaging, equal to a fraction the numerator of which is the sum of the amount of the proposed share capital reduction plus interest accrued (including through capitalization) or paid on the notes, plus fees and expenses related to the offering and the denominator of which is the number of ordinary shares of JSG Packaging plus the number of shares of JSG Packaging issuable upon exercise of warrants, in each case determined as of the date of consummation of the proposed share capital reduction. No convertible share issued under the management equity agreement will be convertible after the seventh anniversary of the date of issuance of such convertible share and with respect to any class D convertible share, the date of issuance for the class A convertible share, class B convertible share or class C convertible share from which such class D convertible share has been converted. For all purposes of the management equity agreement, the date of issuance of a convertible share of JSL for which such convertible share of JSG Packaging was issued shall be deemed that date of issuance of such new convertible share.

        Redemption.    In the event any executive ceases to be employed by, or to serve as an officer of or director for, JSG Packaging or its subsidiaries, which we refer to as a "termination," all of such executive's ordinary shares and convertible shares issued or issuable under the management equity agreement (except for ordinary shares of JSG Packaging exchanged for ordinary shares of JSL purchased by such executive at the closing of the transactions contemplated by the management equity agreement on September 17, 2002) may be redeemed or purchased by, in order of priority, each of JSG Packaging and the MDCP co-investors. In the case of any termination other than for cause, the purchase price for each class A convertible share, class B convertible share and class C convertible share will be such executive's original cost for such share, and the purchase price for each class D convertible share and ordinary share will be the fair market value for such share. In the event of a termination for cause, the purchase price for each convertible share and ordinary share will be the lower of (i) the fair market value of such share and (ii) the original cost for such share. Such redeemed shares will be made available for sale by JSG Packaging and the MDCP co-investors to any member of JSG Packaging's management for the same purchase price and on the same terms as such shares were purchased by JSG Packaging and the MDCP co-investors.

        Restrictions on Transfer.    The management equity agreement prohibits the executives from transferring any of their ordinary shares or convertible shares, subject to certain exceptions.

        Participation and Preemptive Rights.    The executives party to the management equity agreement are granted certain "tag-along" rights under the management equity agreement which entitle them to participate in certain sales by any MDCP co-investors. In addition, if JSG Packaging proposes to issue any newly issued ordinary shares to the MDCP co-investors or any of their affiliates or co-investors, each executive will have the right to purchase on the same terms and conditions a pro rata portion of such new issuance.

        Voting.    So long as the MDCP co-investors, their affiliates and co-investors collectively hold a majority of the ordinary shares of JSG Packaging, each executive holding ordinary shares will vote all of such executive's ordinary shares and take all other necessary stockholder actions as are requested by the holders of a majority of the shares held by such MDCP co-investors, their affiliates and co-investors, which we refer to as the "co-investor majority," to cause the representatives to be elected as members of the board of directors of JSG Packaging as directed by the co-investor majority.

Board Practices

        Each member of JSG Packaging's board of directors was elected in accordance with the terms of the Corporate Governance Agreement. See "Related Party Transactions—Corporate Governance Agreement." In addition, each of the officers of JSL has entered into an agreement with JSG Packaging relating to his terms of employment. See "Management Employment Agreements."

        JSG Packaging's board of directors has the power to appoint officers. Each officer will hold office for the term determined by JSG Packaging's board of directors and until such person's successor is chosen and qualified or until such person's death, resignation or removal.

        JSG Packaging's board of directors has two committees: the Audit Committee and the Compensation Committee.

Employees

        We employed an average of 30,305 people on a full time basis in 2003. The table below sets forth the average number of employees for the last three years by region and reporting segment.

Segment/Region	2003	2002	2001
Europe:
Packaging	18,190	14,619	13,904
Specialties	4,158	4,578	3,157

Total	22,348	19,197	17,061
Latin America	7,318	6,765	6,659
United States and Canada	639	2,726	3,031

Total	30,305	28,688	26,751

        The employee make up of our European divisions have undergone considerable change since 2001. The 2002 numbers increased as a result of the acquisition of Munksjö, with the greatest impact arising in the specialties division. In 2003 the numbers increased in packaging as a result of the SSCC Asset Swap and the acquisition of Papelera Navarra and Sacks Polska.

        There was little change in our employee numbers in Latin America between 2001 and 2002. In 2003 Colombia accounts for the majority of the increase, which can be attributed to the inclusion of Papelsa and Packing.

        Employee numbers in the United States and Canada decreased in 2002 from 2001 as a result of the disposal of our U.S. printing and voting equipment business. In 2003 the numbers decreased further as a result of the SSCC Asset Swap.

Share Ownership

        JSL is a limited company ultimately owned, in part, by the MDCP co-investors, the additional co-investors and the management investors. Shareholders of JSL who accepted the exchange offer have entered into an exchange and shareholders agreement with JSG Packaging pursuant to which such shareholders exchanged their existing shares of JSL for an identical number of newly issued shares of JSG Packaging having identical terms. Upon completion of the exchange, JSG Packaging contributed such shares of JSL to JSG Holdings in the form of a share for share exchange. All outstanding warrants to purchase ordinary shares of JSL have been converted, without any action of the holders thereof, to the right to purchase ordinary shares of JSG Packaging in accordance with the terms of such instruments.

        The following table sets forth certain information regarding the beneficial ownership of JSL, as of December 31, 2003 by: (i) each person or entity known to us to own more than 5% of any class of JSL's outstanding securities and (ii) each member of JSL's board of directors, each of its named executive officers and all members of the board of directors and executive officers as a group. Approximately 73,210,000 ordinary shares of JSL are beneficially owned. To our knowledge, each of such securityholders has sole voting and investment power as to the ordinary shares shown unless otherwise noted. Beneficial ownership of the securities listed in the table has been determined in accordance with the applicable rules and regulations promulgated under the U.S. Exchange Act.

	Beneficial Ownership(1)
	Number of Ordinary Shares	Percentage of Ordinary Shares
Principal Securityholders:
MDCP Co-investors(2) c/o Walkers SPV Limited Walkers House Mary Street P.O. Box 908GT George Town Grand Cayman, Cayman Islands	46,682,056	63.8%
MidOcean Europe GP (Jersey) Limited 22 Grenville Street St. Helier Jersey JB4 8PX Channel Islands	7,500,000	10.2%
Directors and Executive Officers:
John A. Canning, Jr(3)	—	—
Justin S. Huscher(3)	—	—
Christopher J. McGowan(3)	—	—
Samuel M. Mencoff(3)	—	—
Thomas S. Souleles(3)	—	—
Dr. Michael W.J. Smurfit(4),(5)	5,400,000	7.4%
Gary W. McGann(4)	150,000	0.2%
Anthony P.J. Smurfit(4)	400,000	0.6%
Ian J. Curley(4)	150,000	0.2%
All directors and executive officers as a group (9 persons)	6,100,000	8.3%

(1)
"Beneficial ownership" generally means any person who, directly or indirectly, has or shares voting or investment power with respect to a security. The MDCP co-investors, the additional co-investors and the management investors entered into the corporate governance agreement, which provides for, among other things, certain agreements of the parties as to the composition of JSL's board of directors. The number of ordinary shares indicated in the table by each party does not include any ordinary shares held by other parties solely by virtue of the corporate governance agreement. For further information regarding the terms of the corporate governance agreement, see "Certain Relationships and Related Transactions—Corporate Governance Agreement."

(2)
Includes: (a) 39,020,270 ordinary shares beneficially owned by MDCP IV Global Investments LP, whose sole general partner is MDP IV Global GP, LP, a Cayman Islands exempted limited partnership, whose sole general partner is MDP Global Investors Limited, a Cayman Islands exempted company (MDP Investors); (b) 7,495,357 ordinary shares beneficially owned by MDCP III Global Investments LP, whose sole general partner is MDP III Global GP, LP, a Cayman Islands exempted limited partnership (MDP III Global), whose sole general partner is MDP Investors; and (c) 166,429 ordinary shares beneficially owned by MDSE III Global Investments LP, whose sole general partner is MDP III Global. 14 shareholders own MDP Investors, each of whom are principals of Madison Dearborn, with all voting and investment decision-making determined on a majority-vote basis based on capital and with no individual shareholder owning more than 10% of the capital stock of MDP Global Investors Limited. An aggregate 26,517,944 shares owned beneficially by holders other than the MDCP Co-Investors are subject to a voting agreement pursuant to which such holders agree to vote on any matter submitted to shareholders for a vote in the same manner as a majority of the ordinary shares owned by MDCP Co-Investors are voted, unless such vote is adversely discriminatory to any such holder in a manner different than the MDCP Co-Investors.

(3)
The address of each of Messrs. Canning, Huscher, McGowan, Mencoff and Souleles is c/o Madison Dearborn Partners, L.L.C., Three First National Plaza, 70 West Madison, Suite 3800, Chicago, Illinois 60602, United States of America.

(4)
The address of Dr. Michael Smurfit and Messrs. McGann, Anthony Smurfit and Curley is c/o Jefferson Smurfit Group Limited, Beech Hill, Clonskeagh, Dublin 4, Ireland. Pursuant to the terms of the management equity agreement, these management investors have received class A convertible shares, class B convertible shares and class C convertible shares. The convertible shares will be non-voting and subject to certain vesting restrictions. Upon vesting, class A convertible shares, class B convertible shares and class C convertible shares convert into non-voting class D convertible shares. Holders of class D convertible shares may convert their class D convertible shares into ordinary shares of JSL upon payment in full in cash of the conversion price per share. For further information with respect to the vesting and conversion of the convertible shares, see "Management—Management Equity Agreement."

(5)
An entity controlled by Dr. Smurfit purchased 5,000 units in the October 2002 units private placement. The units include warrants to purchase, in the aggregate, 14,787.88 ordinary shares of JSL. The warrants are exercisable.

Item 7. Major Shareholders and Related Party Transactions

Certain Relationships and Related Transactions

Exchange and Shareholders Agreement

        JSG Packaging, the MDCP co-investors and certain additional co-investors, which we refer to as the additional co-investors, entered into an Exchange and Shareholders Agreement, dated as of February 6, 2004, which we refer to as the "shareholders agreement." The shareholders agreement replaces the Subscription and Shareholders Agreement, dated as of September 5, 2002, among JSL, the MDCP co-investors and certain additional co-investors, which had substantially the same terms. The MDCP co-investors and the additional co-investors party thereto agreed to exchange each ordinary share of JSL for one ordinary share of JSG Packaging and agreed to certain arrangements regarding their participation in JSG Packaging. Following is a summary of the material terms of the shareholders agreement.

        Covenants.    Under the terms of the shareholders agreement and until the occurrence of an acceleration event, JSG Packaging undertakes to deliver to each party and to each other holder of at least 15% of the ordinary shares (i) monthly and quarterly unaudited consolidated statements of income and cash flows of JSG Packaging and its subsidiaries, (ii) annual consolidated statements of income and cash flows of JSG Packaging and its subsidiaries, and (iii) an annual budget prepared on a monthly basis for JSG Packaging and its subsidiaries.

        Preemptive Rights.    If JSG Packaging proposes to issue any additional ordinary shares or equity securities or equity equivalents that are convertible or exercisable into ordinary shares to the MDCP co-investors or any of their respective affiliates, which we refer to as the new shares, each party will have the right to purchase all or part of a portion of the new shares equal to the product of (i) the total number of new shares proposed to be issued, multiplied by (ii) a fraction, the numerator of which is the number of class D convertible shares and ordinary shares held by such shareholder as of the date of the shareholders agreement and the denominator of which is the total number of class D convertible shares and ordinary shares which are held by all shareholders immediately prior to the proposed issuance.

        Restrictions on Transfer.    The shareholders agreement prohibits any party from transferring any of its ordinary shares, subject to certain exceptions such as pursuant to applicable laws of descent in the case of individuals and, in the case of a party which is a company or partnership, among its affiliates.

        Sale of JSG Packaging.    If JSG Packaging's board of directors and the MDCP majority approve a sale of JSG Packaging, which we refer to as an approved sale, each party will vote for and consent to such approved sale and will take all necessary and desirable actions in connection with the consummation of the approved sale as requested by the board of directors, in each case subject to the satisfaction of certain conditions.

        Participation Rights.    The parties to the shareholders agreement are granted certain "tag-along" rights which entitle them to participate in certain sales by any MDCP co-investors or their permitted transferees.

        Voting.    So long as the MDCP co-investors and their respective permitted transferees collectively hold a majority of the ordinary shares, each party to the shareholders agreement will vote all of its equity securities and take all other necessary or desirable actions as are requested by the MDCP majority in order to cause the representatives to be elected as members of JSG Packaging's board of directors as set forth in the corporate governance agreement and as otherwise directed by the MDCP majority. In addition, each party will at all times vote such party's equity securities on all matters presented to JSG Packaging's shareholders as directed by the MDCP majority as long as such vote is not materially adversely discriminatory to such party in a manner different from the MDCP majority. The foregoing voting provisions terminate upon the occurrence of an acceleration event.

Registration Rights Agreement

        As part of the exchange, each of the MDCP co-investors, the management investors and certain additional co-investors entered into the Amended and Restated Registration Rights Agreement with JSG Packaging, which we refer to as the "registration rights agreement." The registration rights agreement replaces the Registration Rights Agreement entered into by the MDCP co-investors, the management investors, certain additional co-investors and JSL in connection with the JSG Acquisition, which had substantially the same terms.

        Demand Registrations.    Under the registration rights agreement, the holders of a majority of the registrable securities held by the MDCP co-investors and their affiliates have the right at any time (i) prior to an initial public offering of JSG Packaging's ordinary shares, to require JSG Packaging to register any or all of such securities under the Securities Act on Form F-1 or any similar long-form registration statement, which we refer to as a long-form registration, at JSG Packaging's expense and (ii) after an initial public offering of JSG Packaging's ordinary shares, to require JSG Packaging to register any or all of their securities under up to three long-form registrations and if available, an unlimited number of registrations on Forms F-2 and F-3 or similar short-form registrations, which we refer to as short-form registrations, at JSG Packaging's expense. We refer to each of these types of registrations as demand registrations.

        JSG Packaging is not required, however, to effect any long-form registration within 180 days after the effective date of a previous demand registration which was a long-form registration or a registration in which the holders of the registrable securities were given piggyback rights pursuant to the registration rights agreement. In addition, JSG Packaging may postpone for up to 180 days the filing or the effectiveness of a registration statement for a demand registration if JSG Packaging's board of directors determines that such demand registration would reasonably be expected to have a material adverse effect on any proposal or plan by JSG Packaging or any of its subsidiaries to engage in any material acquisition of assets or any material merger, tender offer, reorganization or similar transaction.

        Piggyback Registrations.    All holders of registrable securities are entitled to request the inclusion of such securities in any registration statement at JSG Packaging's expense whenever JSG Packaging proposes to register any offering of its equity securities (other than pursuant to a registration statement on Form F-4 or Form S-8 under the Securities Act) and the registration form to be used may be used for the registration of such registrable securities.

Corporate Governance Agreement

        In connection with the exchange, each of the MDCP co-investors, the management investors and certain additional co-investors, which we collectively refer to as the investors, entered into a Corporate Governance Agreement with JSG Packaging, which we refer to as the "corporate governance agreement." The corporate governance agreement replaces the Amended and Restated Corporate Governance Agreement entered into by the MDCP co-investors, the management investors, certain additional co-investors and JSL in connection with the JSG Acquisition, which had substantially the same terms.

        Voting.    Under the terms of the corporate governance agreement, each investor undertakes to vote all of such investor's ordinary shares and any other voting securities of JSG Packaging and to take all other reasonably necessary or desirable actions within such investor's control to ensure that, among other things:

  •
  the authorized number of directors on JSG Packaging's board of directors is initially established at nine directors;

  •
  four representatives designated by MDCP IV Global Investments LP, who we refer to as the MDCP IV directors, and one representative designated by MDCP III Global Investments LP, whom we refer to as the MDCP III director, be elected to the board of directors of JSG Packaging;

  •
  each of the management investors is elected to the board of directors of JSG Packaging;

  •
  at the election of the holders of a majority of the ordinary shares held by all MDCP co-investors, including any affiliates, which we refer to as the MDCP majority, the composition of the board of directors of all or any of JSG Packaging's subsidiaries will be the same as, or as close to proportionally equivalent to that of, the board of directors of JSG Packaging;

  •
  in the event that any MDCP IV director or MDCP III director ceases to serve as a member of the board of directors, such vacancy will be filled by a representative designated by MDCP IV Global Investments LP or MDCP III Global Investments LP, as the case may be;

  •
  each management investor will resign or be removed as a member of JSG Packaging's board of directors, any board of directors of any subsidiary and any committees by a vote of a majority of ordinary shares then held by the investors as of any date after November 1, 2002 if such management investor is no longer employed by JSG Packaging and its subsidiaries;

  •
  at the election of MDCP IV Global Investments LP, the authorized number of directors on JSG Packaging's board of directors will be increased to no more than 13 directors, with such additional directors being appointed by MDCP IV Global Investments LP; and

  •
  in the event that any of the management investors is removed or resigns from the board of directors of JSG Packaging, and board of directors of any subsidiary or any committee,

    MDCP IV Global Investments LP will be entitled to appoint any replacement director, subject to the right of any management investor to appoint a director, as described below.

        Any management investor who, together with any affiliates or family members, owns (i) ordinary shares of JSG Packaging with an aggregate investment cost of not less than €50 million prior to any public listing of the ordinary shares of JSG Packaging or (ii) on or after a public listing of JSG Packaging's ordinary shares, a number of ordinary shares having an aggregate value of not less than €50 million or a number of ordinary shares with an aggregate investment cost of not less than 50% of the aggregate investment cost of the ordinary shares held by such investor and such investor's affiliates and family members as of date for settlement of consideration after the offer was declared unconditional will have the collective right, together with any other management investors satisfying such requirements, to appoint one member of the board of directors of JSG Packaging, whom we refer to as the purchased equity director.

        However, in the event that a purchased equity director becomes an employee of, serves as a director of or otherwise provides services for any person other than SSCC and its subsidiaries without the board of director's consent, such person will be removed from the board of directors of JSG Packaging upon the written request of MDCP IV Global Investments LP.

        Covenants.    The corporate governance agreement contains certain covenants, which, among other things, limit JSG Packaging's ability to enter into any affiliate transactions outside the ordinary course of business or to change any accounting policy of JSG Packaging in a manner that would adversely affect the calculation of any management incentive target or performance.

        Termination.    The corporate governance agreement will terminate upon the earlier of a public listing of the ordinary shares of JSG Packaging and a sale of JSG Packaging to an independent third party pursuant to which such party acquires (i) capital stock of JSG Packaging possessing the voting power to elect a majority of JSG Packaging's board of directors or (ii) all or substantially all of JSG Packaging's assets. However, with respect to the right of any management investor to appoint a purchased equity director, such management investor's rights will not terminate until the earlier of a sale of JSG Packaging of the type described above or the date on which such management investor no longer satisfies the ordinary share ownership requirements entitling such management investor to appoint a purchased equity director.

Transactions with SSCC

        Prior to the spin-off, Smurfit International B.V., a wholly owned subsidiary of JSG, owned 71,638,462 shares, or approximately 29.3%, of SSCC's outstanding common stock. In connection with the spin-off by JSG to its shareholders of its SSCC common stock, Smurfit International sold its SSCC shares to JSG. The number of shares distributed in the spin-off were then delivered to SSCC and it instructed its transfer agent to cancel those shares and reissue the same number of shares of SSCC common stock in the names designated by JSG. The spin-off was approved by the JSG shareholders on July 29, 2002 and confirmed by the High Court of Ireland on August 27, 2002.

        In the ordinary course of business, JSG sells products to and purchases products from, and may continue to sell products to and purchase products from, SSCC and its subsidiaries and affiliates on terms generally similar to those prevailing with unrelated parties. SSCC also provided JSG and certain of its affiliates with general management and elective management services under separate management services agreements. In addition, prior to the completion of the SSCC Asset Swap, JSG and SSCC operated in Europe pursuant to a joint management arrangement that was permissible under the antitrust rules of the European Union in light of their former affiliate status.

Board Membership

        Messrs. Howard E. Kilroy, Dermot F. Smurfit and Anthony P.J. Smurfit were directors of SSCC. Dr. Michael W.J. Smurfit was SSCC's Chairman of the Board and served on its board of directors. Each of these individuals retired from the SSCC board of directors on May 8, 2003. Dr. Michael W.J. Smurfit, Dr. Dermot Smurfit, Mr. Anthony Smurfit and Mr. Kilroy are or were officers and/or directors of JSG.

        For detailed financial information relating to transactions entered into with our associates, including SSCC, please see note 26 to the audited consolidated financial statements included elsewhere in this annual report.

Transactions with Directors and Executive Officers

        No transaction material to us, on a consolidated basis, has been entered into in the last three years with any director, executive officer or member of their respective families or with any major shareholder. There are no loans outstanding between us or our subsidiaries and any director or executive officer or member of their respective families or with any major shareholder.

Transaction Fees

        Madison Dearborn received a fee of approximately €38.0 million at the closing of the transactions plus out-of-pocket expenses incurred in connection with the transactions. Madison Dearborn may be paid additional fees from time to time in the future for providing management, consulting or advisory services and related expenses.

Interests of Experts and Counsel

        Certain partners of Kirkland & Ellis LLP are members of a limited liability company that is an investor in funds affiliated with Madison Dearborn. Kirkland & Ellis LLP has from time to time represented, and may continue to represent, Madison Dearborn and certain of its affiliates in connection with certain legal matters.

Item 8. Financial Information

Consolidated Statements and Other Financial Information

        See "Item 18. Financial Statements".

Legal Proceedings

        In addition to litigation arising in the ordinary course of business, we were involved in certain civil and criminal proceedings in Spain arising out of a past acquisition. In November 1988, a subsidiary of JSG acquired ICSA, a Spanish incorporated company, from a subsidiary of Torras. In early 1989, JSG acquired a 35% interest in another Spanish company, INPACSA, a former parent of ICSA. A number of individuals associated with Torras were charged by the public prosecutor in Madrid with diverting, for their own use, a substantial part of the purchase consideration paid by JSG for ICSA. The public prosecutor, on behalf of the minority shareholders of INPACSA, also claimed that certain transactions, including the transfer of ICSA by INPACSA which took place prior to JSG's acquisition of ICSA, caused damage to the minority shareholders of INPACSA. In 1998, the public prosecutor also charged JSG's Chairman, Dr. Michael W.J. Smurfit, as the representative of JSG, in these proceedings with respect to the alleged damage to the minority shareholders of INPACSA and Torras. A JSG subsidiary is also one of a number of parties against whom secondary civil liability had been claimed. JSG and Smurfit International B.V. have each indemnified Dr. Smurfit against loss or liability due to such proceedings. Bonds were posted with the Spanish court in the amount of €47 million, which equaled the amount of alleged damages, excluding interest. The maximum estimated total exposure relating to the liabilities, including interest through December 31, 2002, was approximately €118 million, for which no reserve was taken and which amount could accrue interest until payment of any final judgment. Preliminary proceedings commenced in March 2003 and on April 11, 2003, the court dismissed the proceedings against Dr. Smurfit, the JSG subsidiary and others. The bonds previously posted were released and the Spanish court took a lien over certain Spanish assets pending final resolution of the case including appeals. The final decision of the court was handed down in March 2004 and confirmed the earlier dismissal with respect to Dr. Smurfit and the JSG subsidiary. This decision may be appealed to a higher court. Should any appeal arise we would continue to defend our position vigorously. We cannot assure you, however, that the consequences of any future adverse findings, if any, will not have a material adverse effect on our financial position or results of operations.

        We are also the subject of litigation in the Dominican Republic arising from the acquisition in 1996 of a controlling interest in a small local corrugator owned by Industria Cartonera Dominicana. The lawsuits, alleging damages in excess of $300 million, are brought by a local competitor who is claiming loss of potential profits, as a consequence of our entry to the market. He is also alleging breach of contract. We believe these lawsuits are without merit and are defending them vigorously.

        We are also a party to various claims and legal actions that arise in the ordinary course of business, including with respect to environmental matters. For more information, see "—Environmental Issues." We believe such claims and legal actions, individually and in the aggregate, will not have a material adverse effect on our business, financial condition and results of operations.

Dividends

        The senior notes indentures, the subordinated notes indentures and the senior credit facility contain financial and other restrictive covenants that limit our ability to engage in activities that may be in our long term best interests. For example, these covenants significantly restrict our ability to:

  •
  pay dividends or make certain other payments, investments, loans and guarantees;

  •
  incur additional indebtedness;

  •
  create liens or other encumbrances; and

  •
  sell or otherwise dispose of assets and merge or consolidate with another entity.

        In addition, the senior credit facility requires us to comply with certain financial covenants. You should read the discussions under the headings "Description of Certain Indebtedness—Senior Credit Facility" for further information about these covenants.

Significant Changes

        On February 6, 2004 JSG Packaging completed an exchange offer for the existing shares of JSL for an identical number of newly issued shares of JSG Packaging having substantially identical rights, privileges, terms and conditions. Upon completion of the exchange, JSG Packaging contributed its shares of JSL to JSG Holdings in exchange for newly issued shares of JSG Holdings. JSG Holdings is a public limited company newly incorporated in Ireland. As a result, JSG Holdings became a subsidiary of JSG Packaging and the holder of all of the outstanding capital stock of JSL. All outstanding warrants to purchase ordinary shares of JSL were converted, without any action of the holders thereof, into the right to purchase ordinary shares of JSG Packaging in accordance with the terms of those instruments.

Item 9. The Offer and Listing

        Not applicable.

Item 10. Additional Information

Memorandum and Articles of Association

        The following is a summary of JSG Funding plc's Memorandum and Articles of Association. A copy of the Memorandum and Articles of Association of JSG Funding plc is included as an exhibit to this annual report.

        JSG Funding plc is registered with the Companies Registration Office in Ireland and its company number is 357958.

  Objects and Purposes of JSG

        The objects of JSG Funding, as set out more fully in clause 3 of its memorandum of association are as follows:

  •
  To carry on in any or all of its branches the business of manufacturing, producing, selling, exporting, importing and dealing in and with any and all kinds of paper, paperboard, cardboard, strawboard, plastic, paper substitutes and paper materials generally which may be manufactured or produced from any material or by any process or method and any and all ingredients, by-products and compounds thereof and all articles, commodities, materials or substances made of the foregoing may be utilised, including, without limiting the generality of the foregoing, cartons, boxes, gabs, packaging, books, insulating material, wall board, corrugated wrappers, plastic wrappers and containers, building supplies, stationer, toilet accessories, clothing and every other kind of goods, wares and merchandise in the manufacture, production or processing of which paper or its components or compositions might be employed and any and all materials that may be used or useful in connection with such manufacture or production.

  •
  To acquire and hold controlling and other interests in the share or loan capital of any company or companies.

Directors

        JSG Funding plc is managed by directors. There shall be no less than two nor more than ten directors. The directors may exercise all such powers of JSG Funding as are not, under the Articles of Association or the Irish Companies Act, 1963 to 1990, which we refer to as the "Irish Companies Acts," required to be exercised by JSG Funding in the general meeting of shareholders.

        The directors may delegate any of their powers to any committee consisting of one or more directors. The directors may by power of attorney appoint any company, firm or person, whether nominated directly or indirectly by the directors, to be the attorneys of JSG Funding and with such powers, authorities and discretions for such period and subject to such conditions as they may think fit.

  Material Interests

        A director who is in any way, whether directly or indirectly, interested in a contract or a proposed contract with JSG Funding shall declare the nature of his interest at a meeting of the directors in accordance with the Irish Companies Acts.

        Except as provided for in JSG Funding's Articles of Association, a director shall not vote in respect of any contract or arrangement or any other proposal in which he has any material interest which conflicts or may conflict with the interest of JSG Funding otherwise than by virtue of his interest in shares or debentures or other securities of or otherwise in or through JSG Funding. A director shall not be counted in the quorum present at a meeting related to such a resolution where he is not entitled to vote.

  Remuneration

        The remuneration of directors is determined by ordinary resolution of JSG Funding and is divisible among the directors as they agree, or failing agreement, equally. However, any director who holds office for only part of the period in respect of which remuneration is payable shall be entitled only to rank in such division for portion of remuneration to the period during which he has held office.

        Any director who is called upon to perform extra services which in the opinion of the directors are outside the scope of the ordinary duties of a director, JSG Funding may remunerate such director either by a fixed sum or by a percentage of profits or otherwise as may be determined by resolution passed and a meeting of the directors and such remuneration may be either in addition or in substitution for any other remuneration to which he may be entitled as a director.

        The directors may also be paid all traveling, hotel and other expenses properly incurred by them in attending and returning from meetings of the directors or any committee of the directors or general meetings of JSG Funding or in connection with the business of JSG Funding. The directors have the power to provide benefits, including pension, gratuities, or otherwise, for any director, former director or other officer or former officer of JSG Funding.

  Borrowing Powers

        Subject to the Companies (Amendment) Act, 1983, the directors may exercise all the powers of JSG Funding to borrow or raise money, to mortgage or charge its undertaking, property, assets or uncalled capital, and to issue debentures, debenture stock and other securities whether outright or as collateral security for debts, liability, or obligation of JSG Funding or any third party, without any limitation as to amount.

  Retirement

        At every annual general meeting one-third of the directors (other than any managing director and any director holding an executive office) or if their number is not three or a multiple of three then the number nearest one-third, shall retire from office. A retiring director is eligible for re-election. Those directors to retire by rotation shall be the directors who have been in office the longest since the last election.

  Number of Shares for Directors' Qualification

        Currently, a director is not required to hold any shares of JSG Funding in order to qualify for directorship. A shareholding qualification for directors may be fixed by JSG Funding in general meeting.

Rights of Each Class of Shares

  Dividend Rights

        Each share, subject to the provisions of the Articles of Association and the Irish Companies Act, may be issued with such rights and restrictions as JSG Funding may determine by ordinary resolution.

        Subject to the provisions of the Companies (Amendment) Act, 1983, JSG Funding may in general meeting declare dividends in accordance with the respective rights of the shareholders. No dividend shall exceed the amount recommended by the directors. The directors may also from time to time pay interim dividends.

        The directors, before recommending any dividend, set aside out of the profits of JSG Funding such sums as they think proper as a reserve or reserves.

  Capitalization of Distributable and Non-distributable Profits and Reserves

        At a general meeting of shareholders, JSG Funding may, upon the recommendation of the directors, resolve that it is advantageous to capitalize any part of the amount for the time being standing to the credit of any of JSG Funding's reserve accounts or to the credit of the profit and loss account.

  Voting Rights

        Shareholders may exercise their votes either personally or by proxy, subject to any rights and restrictions attached to any class or classes of shares. Voting is conducted by a show of hands and every member present in person and every proxy shall have one vote. On a poll, every member present or by proxy shall have one vote per share.

        If there are joint holders of a share, the vote of a senior shall prevail over all other joint holders. Seniority is determined by the order in which the names of the holders appear on the register with respect to the share.

        If at any time the share capital is divided into different classes of shares, the rights attached to any class may be varied or abrogated with the consent in writing of the holders of three-fourths of the nominal value of the issued shares of that class, or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of the class, and may be so varied or abrogated whether or not JSG Funding is being wound-up. The quorum at any such meeting, other than the adjourned meeting, shall be two persons holding or representing the proxy of at least one-third of the issued shares of the class. If at any adjourned meeting of such holders a quorum as defined above is not present within thirty minutes of the time appointed for such adjourned meeting those members who are present in person or by proxy shall be a quorum.

        The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

  Reserves

        The directors may, before recommending any dividend, set aside out of the profits of the company such sums as they think proper as a reserve or reserves which shall, at the discretion of the directors, be applicable for any purpose to which the profits of the company may be properly applied and pending such application may at the like discretion either be employed in the business of the Company or be invested in such investments as the directors may lawfully determine. The directors may also, without placing the same to reserve, carry forward any profits which they may think it prudent not to divide.

  Redemption Provisions

        Subject to the provisions of the 1990 Act, JSG Holding may agree with any shareholder that all or part of such shareholder's shares are to be redeemed or are liable to be redeemed at the option of JSG Holding or the shareholder on such terms and in such manner as may be determined by the directors of JSG Holding. Also, subject to the provisions of the 1990 Act, JSG Holding may issue any shares of the company which are to be redeemed or are liable to be redeemed at the option of the company or the shareholder on such terms and in such manner as may be determined by the company in general meeting by special resolution on the recommendation of the directors.

Changing the Rights of Holders of Stock

  Disclosure of Interests

        The directors may, in their absolute discretion, when they consider it to be in the best interests of JSG Funding, give notice to the holder of any share requiring them to notify JSG Funding of the particulars of certain matters, as follows:

  •
  his interest in such share;

  •
  interest of all persons having beneficial interest in the share; and/or

  •
  any agreement that pertains to the transferability of the share.

        Depending on whether the person who has a beneficial interest in the share is a corporation, trust, society or any other legal entity or association of individuals, the directors may require full and accurate information about the names and addresses of the individuals who control the shares, interest or unit of such corporation, trust, society, or other entity or association.

  Alteration of Share Capital

        JSG Funding may, pursuant to an ordinary resolution of shareholders, increase its share capital. JSG Funding may also, subject to the provisions of the Articles of Association, consolidate, subdivide, or cancel any shares. JSG Funding may, by special resolution, reduce its share capital, any capital redemption reserve fund or any share premium in any manner and with, and subject to, any incident authorized, and consent required, by law. JSG Funding has first and senior lien on every share not being a fully paid share for all monies (whether immediately payable or not) called or payable at a fixed time in respect of that share.

  Transfer of Shares

        All transfers of shares may be effected by transfer in writing in any usual or common form or in any form acceptable to the directors and must be executed by or on behalf of the transferor and, if the shares transferred are not fully paid, by or on behalf of the transferee. The transferor will be deemed to remain the holder of the shares transferred until the name of the transferee is entered in the register of JSG Funding.

        The directors may, in their absolute discretion and without assigning any reason, refuse to register:

  •
  the transfer of a share warrant if the conditions of issue of any share warrants so authorize or permit the directors to so refuse; or

  •
  any transfer of a share which is not fully paid.

        The directors may also decline to recognize any instrument of transfer unless the instrument of transfer:

  •
  is accompanied by the certificate of the shares or share warrants to which it relates and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer;

  •
  in respect of only one class of share or share warrant only; and

  •
  in favor of not more than four transferees.

  Restriction of Voting Rights

        When a specified event occurs shareholders' rights may be restricted. These events are:

  •
  failure of the holder or holders to pay any call or installment of a call in the correct manner and by the time required for such payment;

  •
  failure of the holder or holders to comply, to the satisfaction of the directors, with the terms of Article 15 of JSG Funding's Articles of Association regarding disclosure of beneficial ownership in respect of any notice or notices given to him or any of them; or

  •
  the failure by a transferee named in a transfer presented for registration to comply, to the satisfaction of the directors, with all or any of the terms of Article 15 of the Articles of Association in respect of any notice or notices given to him or any transferee.

        If any of these events occur, the directors may serve a restriction notice to the holder of the shares. This restriction notice shall prevent such holder from attending, speaking or voting either personally or by proxy at any general meeting.

  Purchase of Own Shares

        Subject to the provisions of the Irish Companies Acts and the Articles of Association, JSG Funding may purchase any of its shares (without any obligation to purchase on any pro rata basis as between shareholders of the same class) on such terms and conditions in such manner as the directors may determine. JSG Funding may cancel any shares so purchased, hold them as treasury shares or resissue any such shares. The manner in which shares can be purchased and held is described in Section 211 and Section 209 of the Companies Act, 1990.

  General Meetings

        Each year JSG Funding shall hold a general meeting as its annual general meeting in addition to any other meeting in that year and shall specify this in the meeting notice. Any general meeting other than the annual general meeting shall be called an extraordinary general meeting. Directors may call general meetings, and extraordinary meetings may be called on such requisition, or in default, in such manner as provided by the Irish Companies Acts.

        Subject to provision of the Irish Companies Acts, any annual general meeting and a meeting called for passing of a special resolution shall be called upon at least 21 days' notice in writing and other meetings shall be called upon at least 14 days' notice in writing. The notice period shall be calculated by excluding the day when notice is given or deemed to be given and the day for which it is given or on which it is to take effect. The notice shall specify the time, place and general nature of the business to be transacted. The accidental omission to give notice of a meeting, or the non-receipt of notice of a meeting, shall not invalidate the proceedings at that meeting.

        No business shall be transacted at any general meeting unless there is quorum. Three members present in person or by proxy and entitled to vote shall be a quorum.

        The chairman, if any, shall preside at every general meeting, and if there is no such chairman or in his absence the directors shall elect one of them to act as chairman of the meeting. The chairman with consent of a meeting at which quorum is present, may adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than business left unfinished at the meeting from which the adjournment took place.

  Winding-Up

        If JSG Funding is wound up, the liquidator may, with the sanction of a special resolution of JSG Funding and any other sanction required by the Irish Companies Acts, divide among the members in specie or kind the whole or any part of the assets of JSG Funding (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the members or different classes of members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the contributories as the liquidator, with the like sanction, shall think fit, but so that no member shall be compelled to accept any shares or other securities whereon there is any liability.

  Untraced Members

        JSG Funding is entitled to sell, at the best price reasonably obtainable, any share registered in the name of holder or person entitled by transmission, who remain untraced after 12 years. This is provided that:

  •
  the holder failed to communicate with JSG Funding during the 12 year period;

  •
  JSG Funding by advertisement has indicated its intent to sell the share;

  •
  JSG Funding has received no communication from the untraced member for three months following its advertisement; and

  •
  if any shares are listed or dealt in on the Irish Stock Exchange, JSG Funding has first given notice in writing to the Irish Stock Exchange of its intention to sell such shares.

To give effect to such a sale, JSG Funding may appoint any person to serve as a transferee of the proceeds. The net proceeds shall be held in a separate account which shall be a debt of JSG Funding.

Material Contracts

        Substantially all of the material contracts described below were entered into in connection with the acquisition of Jefferson Smurfit Group plc by an investor group led by Madison Dearborn Partners and management of JSG (the "JSG Acquisition"). The JSG Acquisition was completed on October 7, 2002.

        Financing Arrangements.    The following contracts were entered into by the parties named below to finance the JSG Acquisition:

        Senior Credit Facility.    In connection with the JSG Acquisition, JSG Acquisitions as original borrower entered into the senior credit facility on September 12, 2002, with Deutsche Bank AG London, as facility agent and security agent, Deutsche Bank AG London and Merrill Lynch International as joint arrangers and joint bookrunners, Deutsche Bank AG London and Merrill Lynch Capital Corporation and others as original lenders, JSL, JSG Funding and JSG Acquisitions as original guarantors, and a syndicate of financial institutions and institutional lenders. The senior credit facility originally provided for facilities of up to €2.525 billion as follows:

  •
  a seven-year term loan A facility of €1.05 billion;

  •
  an eight-year term loan B facility of €525 million;

  •
  a nine-year term loan C facility of €525 million; and

  •
  a seven-year revolving credit facility of up to €425 million.

        The revolving credit facility is being used for the working capital and general corporate purposes of JSG. The term loan A facility and the revolving credit facility may be used for letters of credit and other documentary credits and ancillary facilities. Although term loans in an aggregate amount of €2,100 million were available under the senior credit facility, approximately €200 million was undrawn as at December 31, 2003. The revolving credit facility will be available under September 2009. The indebtedness under the senior credit facility and related hedging arrangements is guaranteed and secured by a first priority security interest over all of the tangible and intangible assets of JSL, JSG Funding (other than the intercompany loan agreements) and certain exceptions. The senior credit facility permits JSG to secure its obligations under the Spanish Litigation Bond (as defined in the senior credit facility) using the same security being granted in support of the senior credit facility. These obligations will rank equally with outstanding obligations under the senior credit facility. The senior credit facility contains customary covenants, including financial tests and maintenance covenants, and events of default.

        Senior Notes due 2012 of JSG Funding.    As part of the JSG Acquisition, JSG Funding issued €350 million in aggregate principal amount of 10 1/8% senior notes due 2012, pursuant to a Euro Indenture, dated as of September 30, 2002, among JSG Funding, JSG Acquisitions and Deutsche Bank Trust Company Americas, as trustee, and $545 million in aggregate principal amount of 9 5/8% senior notes due 2012, pursuant to a Dollar Indenture, dated September 30, 2002, among JSG Funding, JSG Acquisitions and Deutsche Bank Trust Company Americas, as trustee. As part of the SSCC Asset Swap (as defined below), JSG Funding issued an additional $205 million in aggregate principal amount of 9 5/8% senior notes due 2012 under the Dollar Indenture. The senior notes mature on October 1, 2012. The senior euro notes bear interest at a rate equal to 10 1/8% per annum. The senior dollar notes bear interest at a rate equal to 9 5/8% per annum. Through maturity, interest on the senior notes is payable semi-annually in arrears on April 1 and October 1 of each year. The senior notes are general, unsecured obligations of JSG Funding and rank equally with or senior in right of payment to all current and future indebtedness of JSG Funding. Each series of the senior notes will rank pari passu with the other and senior in right of payment to, among other things, the subordinated notes. The senior notes effectively rank junior to all of the existing and future indebtedness of JSG Funding's subsidiaries, including those of JSG Acquisitions and all borrowing under the senior credit facility, whether such debt is secured or unsecured. JSG Acquisitions is the guarantor of the senior notes on a senior subordinated basis. The guarantees rank behind all current and future senior indebtedness of JSG Acquisitions, including all borrowing under the senior credit facility. The guarantees also rank behind all liabilities of JSG Acquisitions' subsidiaries. The indentures governing the senior notes contain customary covenants and events of default.

        Units Private Placement.    As part of the JSG Acquisition, JSL and JSG Funding issued 100,000 euro units and 150,000 dollar units for an aggregate of approximately €252.7 million in net proceeds (at the September 23, 2002 exchange rate of €1.00 = $0.9822). The units were issued pursuant to a Euro Unit Agreement, dated as of October 2, 2002, among JSG Funding, JSL, Deutsche Bank AG London, as Euro Unit Agent, and Deutsche Bank Trust Company Americas, as Euro Trustee and Warrant Agent, and a Dollar Unit Agreement, dated as of October 3, 2002, among JSG Funding, JSL, Deutsche Bank Trust Company Americas, as Dollar Unit Agent and Deutsche Bank AG London, as Co-Warrant Agent. Each euro unit consisted of a €1,000 principal amount 15.5% subordinated note due 2013 of JSG Funding, and a warrant to subscribe for ordinary shares of JSL. Each dollar unit consists of a $1,000 principal amount 15.5% subordinated note due 2013 of JSG Funding, and a warrant to subscribe for ordinary shares of JSL.

        15.5% Subordinated Notes due 2013 of JSG Funding.    JSG Funding issued the 15.5% euro subordinated notes in an aggregate principal amount of €100 million under a Euro Indenture, dated

October 2, 2002, between JSG Funding and Deutsche Bank Trust Company Americas, as trustee, Deutsche Bank Luxembourg S.A., as paying agent and transfer agent, and Deutsche Bank AG London, as principal paying agent and transfer agent, and issued the 15.5% dollar subordinated notes in an aggregate principal amount of $150 million under a Dollar Indenture, dated as of October 2, 2002, between JSG Funding and Deutsche Bank Trust Company Americas, as trustee, and Deutsche Bank Luxembourg S.A., as paying agent and transfer agent. The subordinated notes mature on October 1, 2013 and bear interest at a rate equal to 15.5% per annum. Through maturity, the interest on the subordinated notes is payable quarterly in cash or in the form of additional subordinated notes, at JSG Funding's option. The subordinated notes are general unsecured obligations of JSG Funding and are subordinated in right of payment to all existing and future senior indebtedness of JSG Funding, including the senior notes. The subordinated notes are not guaranteed by any of JSG Funding's subsidiaries. As a result, they also effectively rank behind all current and future liabilities, including trade payables, of JSG Funding's subsidiaries. The indentures governing the subordinated notes contain customary covenants and events of default.

        Equity Warrants.    Holders of the 15.5% subordinated notes received warrants to purchase, in the aggregate, 1.0% of the outstanding ordinary shares of JSL, inclusive of the ordinary shares issuable upon the exercise of the warrants, at the price of €0.001 per ordinary shares, subject to certain anti-dilution protections. The warrants were issued pursuant to a Warrant Agreement, dated as of October 2, 2002, by and among JSL, Deutsche Bank Trust Company Americas, as Warrant Agent, Deutsche Bank AG London, as Co-Warrant Agent and MDCP Co-Investors (as defined therein), as amended by the First Amendment to Warrant Agreement, dated as of March 31, 2003, among the Company, the Warrant Agent and the Co-Warrant Agent, and as supplemented by the Supplemental Warrant Agreement, dated as of February 6, 2004, among JSL, the Warrant Agent, the Co-Warrant Agent and JSG Packaging. The warrants are separable from the existing 15.5% subordinated notes and will expire on October 1, 2013. In addition, the holders of warrants are entitled to certain registration rights, tag-along rights and drag-along obligations.

        Management Arrangements.    In connection with the JSG Acquisition, each of the executive officers of JSG entered into an employment agreement and management equity agreement with JSL. The management employment agreements and the management equity agreement was amended and restated in January 2004 in connection with the formation of JSG Packaging. A detailed description of each of these contracts is set forth in this Form 20-F under Item 6 under the captions "Management Employment Agreements" and "Management Equity Agreements."

        Investor Arrangements.    In connection with the JSG Acquisition, substantially all of the investors in the JSG Acquisition (including the management investors) entered into a number of agreements relating to their equity investment in JSL. Each of these agreements were amended and restated in January 2004 in connection with the formation of JSG Packaging. A detailed description of each of these contracts is set forth in this Form 20-F under Item 6 under the captions "Subscription and Shareholder Agreement," "Registration Rights Agreement" and "Corporate Governance Agreement."

        SSCC Asset Swap.    Pursuant to (i) that certain Stock Purchase Agreement, dated February 20, 2003, by and among Smurfit-Stone Container Corporation ("SSCC"), Stone Container France S.A. ("SIF") and Smurfit International B.V. ("SIBV") (the "EC Agreement") and (ii) that certain Exchange and Sale Agreement, dated February 20, 2003, by and among SSCC, Stone, SSCC LUX I S.A.R.L., SSCC LUX VII S.A.R.L. ("Lux VII"), SIBV, SIF and Smurfit Canada Holdings Limited (the "MBI Agreement" and together with the EC Agreement, the "Agreements"), JSG purchased substantially all of the assets that comprised SSCC's European operations for JSG's 50% ownership interest in Smurfit MBI of Canada and a cash payment of approximately €185 million (the "SSCC Asset Swap"). The Agreements contain standard representations and warranties as to the respective businesses involved in the transaction and requires both parties to provide indemnification to the other against certain losses in certain circumstances. The SSCC Asset Swap was completed on March 30, 2003.

Exchange Control

        There are no Irish foreign exchange control restrictions on the payment of dividends on the Ordinary Shares to holders non resident in Ireland or on the conduct of our operations.

Taxation

United States Taxation

        The following is a description of the material U.S. tax consequences of the acquisition, ownership and disposition of the notes. The statements regarding U.S. tax laws and practices set out below, including the statements regarding U.S./Irish double taxation convention relating to income and capital gains, which we refer to as the Tax Treaty, assume that the notes were issued, and transfers thereof and payments thereon will be made, in accordance with the applicable notes indenture. For purposes of the Tax Treaty and the U.S. Internal Revenue Code of 1986, as amended to the date hereof, which we refer to as the Code, U.S. Holders of book-entry interests will be treated as owners of the notes underlying such book-entry interests and, except as noted below, the tax consequences of owning book-entry interests will be the same as those applicable to ownership of the notes.

        Holders of the notes are also advised to consult their own tax advisors as to the U.S. or other tax consequences of the purchase, ownership and disposition of the notes, including the effect of any state, local, or foreign tax laws.

        This discussion deals only with investors that hold notes as capital assets. The discussion does not cover all aspects of U.S. federal taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on, the acquisition, ownership or disposition of notes by particular investors, and does not address state, local, foreign or other tax laws. In particular, this discussion does not address all of the tax considerations that may be relevant to certain types of investors subject to special treatment under the U.S. federal income tax laws (such as banks, insurance companies, regulated investment companies, real estate investment trusts, investors liable for the alternative minimum tax, individual retirement accounts and other tax-deferred accounts, tax-exempt organizations, dealers in securities or currencies, investors that will hold the notes as part of a straddle or hedging, constructive sale, integrated or conversion transactions for U.S. federal tax purposes, a person that actually or constructively owns more than 10% of the voting stock of JSL, traders in securities that have elected the mark-to-market method of accounting for their securities, or investors whose functional currency is not the U.S. dollar).

        As used herein, the term "U.S. Holder" generally means (i) a citizen or resident of the U.S. for U.S. federal income tax purposes, (ii) a corporation, partnership or limited liability company created or organized under the laws of the U.S. or any political subdivision thereof, (iii) a person or entity that is otherwise subject to U.S. federal income tax on a net income basis in respect of income derived from the notes or (iv) a partnership to the extent the interest therein is owned by a person who is described in clause (i), (ii) or (iii) of this paragraph. As used herein, the term "Non-U.S. Holder" means anyone that is not a U.S. Holder.

        This discussion assumes that, for U.S. federal income tax purposes, the notes are treated as debt. The discussion is based on the Code, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as currently in effect and all subject to change at any time, perhaps with retroactive effect. If a partnership holds the notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partners in partnerships that hold our notes should consult their tax advisors.

        The discussion may not address your particular circumstances. You are thus urged to consult your tax advisors as to the federal, state, local, foreign and other tax consequences of acquiring, owning and disposing of the notes to you based on your particular circumstances.

Consequences to U.S. Holders

  Senior Notes

        Payment of Interest.    The senior notes were not issued with original issue discount. Accordingly, a U.S. Holder will be taxed on the interest on a senior note at ordinary income rates at the time at which such interest accrues or is received in accordance with such U.S. Holder's regular method of accounting for U.S. federal income tax purposes.

        A U.S. Holder who uses the cash method of accounting for federal income tax purposes and who receives interest on a euro senior note, which we refer to as a "foreign currency senior note," in a currency other than the U.S. dollar, which we refer to as "foreign currency," will be required to include in income the U.S. dollar value of such foreign currency, determined using the spot rate in effect on the date such payment is received, regardless of whether the payment is in fact converted to U.S. dollars at that time. No currency exchange gain or loss will be recognized by such holder on such interest payments if the foreign currency is converted into U.S. dollars on the date received at that spot rate. The U.S. federal income tax consequences to a U.S. Holder of a foreign currency senior note of the conversion of foreign currency received in respect of the foreign currency senior note to U.S. dollars are described below. See "—Exchange of Foreign Currencies."

        A U.S. Holder who uses the accrual method of accounting for federal income tax purposes will be required to include in income the U.S. dollar value of the amount of interest income accrued with respect to a foreign currency senior note in a taxable year in accordance with either of two methods. Under the first method, the U.S. dollar value of such accrued income will be determined by translating such income at the average rate of exchange for the relevant interest accrual period, or with respect to an accrual period that spans two taxable years, at the average rate for the portion of such accrual period within the taxable year. The average rate of exchange for an interest accrual period (or portion thereof) is the simple average of the spot rates for each business day of such period (or such other average that is reasonably derived and consistently applied). Under the second method, an accrual basis U.S. Holder may elect to translate such accrued interest income using the spot rate in effect on the last day of the accrual period or, with respect to a partial accrual period, using the spot rate in effect on the last day of the taxable year. If the last day of an accrual period is within five business days of the receipt of the accrued interest, a U.S. Holder may translate such interest using the spot rate in effect on the date of receipt. The above described election must be made in a statement filed with the U.S. Holder's first U.S. tax return for which the election is effective and must be applied consistently to all debt obligations held by the U.S. Holder from year to year and may not be changed without the consent of the Internal Revenue Service. Whether or not such election is made, a U.S. Holder may recognize exchange gain or loss (which will be treated as ordinary income or loss) with respect to accrued interest income on the date such interest income is actually paid or received (including upon a sale or other disposition of such note, the receipt of proceeds of which include amounts attributable to accrued interest previously included in income). The amount of ordinary income or loss recognized will be equal to the difference, if any, between the U.S. dollar value of the foreign currency received (determined using the spot rate in effect on the date such payment is received) in respect of such accrued interest and the U.S. dollar value of the interest income that accrued during such interest accrual period (as determined above). No additional exchange gain or loss will be recognized by such holder if such foreign currency is converted to U.S. dollars on the date received at that spot rate. The U.S. federal tax consequences of the conversion of foreign currency into U.S. dollars are described below. See "—Exchange of Foreign Currencies."

        Disposition of Senior Notes.    Upon the sale, exchange, retirement, or other disposition of a senior note, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized upon the sale, exchange, retirement, or other disposition (less any portion attributable to accrued but unpaid interest or market discount (discussed below), both of which will be treated as ordinary income for U.S. federal income tax purposes) and such U.S. Holder's adjusted tax basis in a senior note. A U.S. Holder's adjusted tax basis in a dollar senior note generally will equal the cost of the dollar senior note to such U.S. Holder, less any principal payments received by such U.S. Holder plus any market discount previously included in income by the holder with respect the senior note. Assuming the foreign currency notes are not traded on an established securities market, (1) the amount realized by a U.S. Holder on a sale, exchange, retirement, or other disposition of a foreign currency senior note generally will be based on the U.S. dollar value of the foreign currency on the date of disposition, and (2) a U.S. Holder's adjusted tax basis in a foreign currency senior note will equal the U.S. dollar cost of the foreign currency senior note to such holder on the date of purchase less any principal payments received by the U.S. Holder plus any market discount previously included in income by the holder with respect the senior note.

        If the foreign currency senior notes are traded on an established securities market, a special rule applies for the determination of the amount realized and the basis of the foreign currency senior notes held by a cash basis taxpayer. Pursuant to this rule, units of foreign currency paid or received are translated into U.S. dollars at the spot rate on the settlement date of the purchase or sale. In that case, no exchange gain or loss will result from currency fluctuations between the trade date and the settlement date of such a purchase or sale. An accrual basis taxpayer may elect the same treatment required of cash basis taxpayers with respect to purchases and sales of foreign currency senior notes that are traded on an established securities market, provided the election is applied consistently from year to year. Such election may not be changed without the consent of the Internal Revenue Service.

        Except as provided below with respect to gain or loss on a foreign currency senior note attributable to currency fluctuations, a U.S. Holder's gain or loss realized upon the sale, exchange, retirement or other disposition of a senior note will generally be treated as U.S. source gain or loss and will be long term capital gain or loss if, at the time of the sale, exchange, retirement or other disposition of a senior note, the U.S. Holder has held the senior note for more than one year. If a U.S. Holder is an individual and the senior note being sold, exchanged, or retired is a capital asset held for more than one year, the U.S. Holder may be eligible for reduced rates of taxation on any capital gain recognized. The ability to deduct capital losses is subject to limitations.

        To the extent that the amount realized on a sale, exchange, retirement, or other disposition of a senior note represents accrued but unpaid interest, such amount must be taken into account as interest income, if it was not previously included in income, and exchange gain or loss may be realized as described above. See "—Payment of Interest." In the case of a U.S. Holder who acquired the senior notes with market discount (discussed below), any gain recognized upon the sale, exchange, redemption, or other disposition of the senior notes generally will be treated as ordinary income to the extent of the market discount that accrued during the period such U.S. Holder held such senior notes, unless the U.S. Holder previously had elected to include such accrued market discount in the U.S. Holder's income on a current basis. See "—Market Discount and Bond Premium."

        Gain or loss realized by a U.S. Holder upon the sale, exchange, or retirement, or other disposition of a foreign currency senior note that is attributable to fluctuations in the rate of exchange between the U.S. dollar and the foreign currency will be ordinary income or loss and generally will be treated as U.S. source gain or loss. Gain or loss attributable to fluctuations in exchange rates will equal the difference between (i) the U.S. dollar value of the foreign currency principal amount of the foreign currency senior note, determined at the spot rate on the date such payment is received or the foreign currency senior note is disposed of (or, where the foreign currency senior note is traded on an established securities market and the holder is a cash-basis taxpayer or an electing accrual basis taxpayer, on the settlement date), and (ii) the U.S. dollar value of the principal amount of the foreign currency senior note, determined at the spot rate on the date the U.S. Holder acquired the foreign currency senior note. Such foreign currency exchange gain or loss will be recognized only to the extent of the total gain or loss realized by the U.S. Holder on the sale, exchange, retirement, or other disposition of the foreign currency senior note.

Market Discount and Bond Premium

        A U.S. Holder who purchases a senior note at a "market discount" that exceeds a statutorily defined de minimis amount will be subject to the "market discount" rules. In general, "market discount" is the excess of a debt instrument's stated redemption price at maturity over the holder's basis in such debt instrument immediately after its acquisition. The stated redemption price at maturity of a debt instrument is the sum of all amounts payable with respect to the debt instrument, whether denominated as principal or interest (other than qualified stated interest payments). Qualified stated interest generally means stated interest that is unconditionally payable in cash or other property (other than additional debt instruments of the JSG Funding) at least annually at a single fixed rate (or at certain qualifying variable rates).

        Any gain on sale of a debt instrument attributable to a U.S. Holder's unrecognized accrued market discount is generally treated as ordinary income to the U.S. Holder. The amount of accrued market discount is calculated on a ratable basis or, at the election of the holder, on a constant yield to maturity basis. In addition, a U.S. Holder who acquires a debt instrument at a market discount may be required to defer a portion of any interest expense that otherwise may be deductible on any indebtedness incurred or maintained to purchase or carry the debt instrument until the U.S. Holder disposes of the debt instrument in a taxable transaction.

        Instead of recognizing any market discount upon a disposition of a senior note (and being required to defer any applicable interest expense), a U.S. Holder may elect to include market discount in income currently as the discount accrues. Any current accruals of market discount with respect to senior notes pursuant to such election should be treated as interest on the senior notes (as discussed above). The current income inclusion election, once made, applies to all market discount obligations acquired by the electing U.S. Holder on or after the first day of the first taxable year in which the election applies, and may not be revoked without the consent of the IRS.

        Accrued market discount on a foreign currency senior note (other than market discount that a U.S. Holder has elected to currently include in income) will be translated into U.S. dollars at the spot rate on the date the foreign currency senior note is sold, exchanged, redeemed, or otherwise disposed of. No part of such accrued market discount is treated as exchange gain or loss. Accrued market discount that a U.S. Holder has elected to currently include in income will be translated into U.S. dollars at the average exchange rate for the accrual period. Such U.S. Holder may recognize exchange gain or loss (which will be treated as ordinary income or loss) with respect to market discount on the date such market discount is actually received (including upon a sale or other disposition of such note, the receipt of the proceeds of which include amounts attributable to accrued market discount previously included in income). The amount of ordinary income or loss recognized will be equal to the difference, if any, between the U.S. dollar value of the foreign currency received (determined using the spot rate in effect on the date such payment is received) in respect of such accrued market discount and the U.S. dollar value of the market discount that accrued during such accrual period. No additional exchange gain or loss will be recognized by such holder if such foreign currency is converted to U.S. dollars on the date received at that spot rate. The U.S. federal tax consequences of the conversion of foreign currency into U.S. dollars are described below. See "—Exchange of Foreign Currencies."

        In the event that a senior note is purchased at a premium, i.e., for an amount in excess of the amount payable at maturity, a U.S. Holder generally may elect to offset payments of qualified stated interest on such senior note by an allocable portion of the premium (which will result in a corresponding reduction in such U.S. Holder's tax basis in the senior note). The portion of the premium allocable to each interest payment generally is calculated based on the U.S. Holder's yield to maturity for the senior note. If a U.S. Holder elects to amortize bond premium with respect to the senior note, such election will also apply to all other debt instruments held by such U.S. Holder during the year in which the election is made and to all debt instruments acquired after that year. The election may not be revoked without the consent of the IRS.

        A U.S. Holder of foreign currency senior notes who has elected to offset payment of qualified stated interest on such foreign currency notes with an allocable portion of the premium will reduce interest income in units of foreign currency. Exchange gain or loss will be realized with respect to such premium by treating the portion of such premium amortized as a return of principal. With respect to a holder who does not elect to amortize premium, the amount of premium will constitute a market loss when the foreign currency note matures.

        Exchange of Foreign Currencies.    A U.S. Holder will have a tax basis in any foreign currency received as interest or on the sale, exchange, retirement or other disposition of a senior note equal to such currency's U.S. dollar value at the time such foreign currency is received. As discussed above, however, if the foreign currency senior notes are traded on an established securities market, cash basis taxpayers (or, upon election, accrual basis taxpayers) will determine the U.S. dollar value of any foreign currency received in connection with the sale, exchange, retirement or other disposition by translating such foreign currency received at the spot rate of exchange on the settlement date of the sale, exchange, retirement or other disposition. Any gain or loss realized by a U.S. Holder on a sale or other disposition of foreign currency (including the exchange of such currency for U.S. dollars) will be ordinary income or loss and generally will be U.S. source gain or loss.

        Foreign Tax Credit.    Interest received (and market discount recognized) by a U.S. Holder generally will be treated as foreign source income and will be considered "passive" income or "financial services" income, which is treated separately from other types of income in computing the foreign tax credit such U.S. Holder may take under U.S. federal income tax laws.

  Subordinated Notes

        Payment of Stated Interest and OID.    The subordinated notes were issued with OID equal to the difference between their issue price and their stated redemption price at maturity. The original issue price of each dollar subordinated note was $970.94 (as reduced by any payments made by JSG Funding of Irish stamp duty on the initial issuance of the warrants, which is technically a liability of the initial beneficial holder of the warrant). The original issue price of each euro subordinated note was €970.42 (as reduced by any payments made by JSG Funding of Irish stamp duty on the initial issuance of the warrants, which is technically a liability of the initial beneficial holder of the warrant).

        The stated redemption price at maturity of the subordinated notes is the sum of all amounts payable with respect to the subordinated notes, whether denominated as principal or interest (other than qualified stated interest payments). Qualified stated interest generally means stated interest that is unconditionally payable in cash or other property (other than additional debt instruments of JSG Funding) at least annually at a single fixed rate (or at certain qualifying variable rates). Because interest on the subordinated notes is not unconditionally payable in cash or other property (other than additional debt instruments of JSG Funding) at least annually, none of the stated interest with respect to the subordinated notes will be qualified stated interest. Consequently, all of the stated interest payments (including any additional debt instruments of JSG Funding, if any, issued in respect to a subordinated note) on a subordinated note will be included in the stated redemption price at maturity of such subordinated note for U.S. federal income tax purposes and must be accrued by a U.S. holder pursuant to the original issue discount rules, as described below.

        Generally, U.S. Holders will be required to include the OID in ordinary income for U.S. federal income tax purposes as it accrues in advance of cash payments attributable to such income (regardless of whether the U.S. Holder is a cash or accrual method taxpayer). OID will generally be treated as interest income to the U.S. Holder and will accrue on a constant yield-to-maturity basis over the life of the subordinated notes.

        The amount of OID accruing with respect to any subordinated note will be the sum of the "daily portions" of OID with respect to such subordinated note for each day during the taxable year in which a U.S. Holder owns a subordinated note, or accrued OID. The daily portion is determined by allocating to each day in any "accrual period" a pro rata portion of the OID allocable to that accrual period. An accrual period may be of any length and may vary in length over the term of a subordinated note, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs either on the final day or on the first day of an accrual period. The amount of OID accruing during any full accrual period with respect to a subordinated note will be equal to: (i) the "adjusted issue price" of such subordinated note at the beginning of that accrual period, multiplied by (ii) the yield to maturity of such subordinated note. The yield to maturity is the discount rate which, when used in computing the present value of all principal and interest payments to be made under a subordinated note, produces an amount equal to the subordinated note's issue price.

        OID allocable to a final accrual period is the difference between the amount payable at maturity and the adjusted issue price at the beginning of the final accrual period. If all accrual periods are of equal length, except for an initial short accrual period, the amount of OID allocable to the initial short accrual period may be computed under any reasonable method. The adjusted issue price of a subordinated note at the beginning of its first accrual period will be equal to its issue price. The adjusted issue price at the beginning of any subsequent accrual period will be equal to (i) the adjusted issue price at the beginning of the preceding accrual period, plus (ii) the amount of OID accrued during the preceding accrual period, minus (iii) payments made on the subordinated note during the preceding accrual period.

        A U.S. Holder of a euro subordinated note will be required to include in income the U.S. dollar value of the amount of OID accrued with respect to such euro subordinated note in a taxable year in accordance with either of two methods. Under the first method, the U.S. dollar value of such accrued OID will be determined by translating such income at the average rate of exchange for the relevant accrual period, or with respect to an accrual period that spans two taxable years, at the average rate for the portion of such accrual period within the taxable year. The average rate of exchange for an accrual period (or portion thereof) is the simple average of the spot rates for each business day of such period (or such other average that is reasonably derived and consistently applied). Under the second method, a U.S. Holder may elect to translate such accrued OID using the spot rate in effect on the last day of the accrual period or, with respect to a partial accrual period, using the spot rate in effect on the last day of the taxable year. If the last day of an accrual period is within five business days of the receipt of the accrued OID, a U.S. Holder may translate such OID using the spot rate in effect on the date of receipt. The above-described election must be made in a statement filed with the U.S. Holder's first U.S. tax return for which the election is effective and must be applied consistently to all debt obligations held by the U.S. Holder from year to year and may not be changed without the consent of the Internal Revenue Service. Whether or not such election is made, a U.S. Holder may recognize exchange gain or loss (which will be treated as ordinary income or loss) with respect to accrued OID on the date such OID is actually paid or received (including upon a sale or other disposition of such subordinated note, the receipt of proceeds of which include amounts attributable to accrued OID previously included in income). The amount of ordinary income or loss recognized will be equal to the difference, if any, between the U.S. dollar value of the foreign currency received (determined using the spot rate in effect on the date such payment is received) in respect of such accrued OID and the U.S. dollar value of the OID that accrued during such accrual period (as determined above). No additional exchange gain or loss will be recognized by such holder if such foreign currency is converted to U.S. dollars on the date received at that spot rate. The U.S. federal tax consequences of the conversion of foreign currency into U.S. dollars are described below. See "—Exchange of Foreign Currencies."

        Additional Subordinated Notes Affecting Yield to Maturity for OID Calculations.    Interest accruing on the subordinated notes will be payable, at JSG Funding's option, in cash or in the form of additional subordinated notes. For purposes of computing the amount of OID and the yield to maturity of the subordinated notes, we will be deemed to exercise or not exercise such payment option in a manner which minimizes the yield to maturity on the subordinated notes. Because the subordinated notes were issued at a discount, under the Treasury Regulations, we will be assumed to exercise the option to pay interest in the form of additional subordinated notes for purposes of calculating the yield to maturity. However, if, contrary to such assumption, we actually make payments in cash, the original subordinated note is treated as if we made a pro rata prepayment equal to the amount of the cash interest payment. A pro rata prepayment is treated as a payment in retirement of a portion of a debt instrument, which would likely result in gain to a U.S. Holder because the subordinated notes were issued at a discount. In such case, a U.S. Holder will be required to allocate the adjusted tax basis and adjusted issue price of such holder's subordinated note (which is treated as a single debt instrument for U.S. federal income tax purposes) between the original subordinated note and any additional subordinated notes received with respect thereto in proportion to their relative principal amounts. For determining whether such gain is short or long term, a U.S. Holder's holding period in any additional subordinated notes with respect to an original subordinated note would likely be identical to the such holder's holding period for the original subordinated note with respect to the additional subordinated notes were received. Prospective investors are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of the option to pay interest in the form of additional subordinated notes.

        Disposition of Subordinated Notes.    Upon the sale, exchange, retirement, or other disposition of a subordinated note, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized upon the sale, exchange, retirement, or other disposition and such U.S. Holder's adjusted tax basis in a subordinated note. Foreign currency received with respect to a euro subordinated note will be considered first as the payment of unpaid OID (on which exchange gain or loss is recognized as described above) and then as payment of principal.

        A U.S. Holder's adjusted tax basis in a dollar subordinated note generally will equal the cost of the dollar subordinated note to such U.S. Holder, increased by any OID previously accrued in gross income in respect to the dollar subordinated note and any market discount previously included in income by the holder with respect the subordinated note, and decreased by all payments received on the dollar subordinated note.

        Assuming the euro subordinated notes are not traded on an established securities market, (1) the amount realized by a U.S. Holder on a sale, exchange, retirement, or other disposition of a euro subordinated note generally will be based on the U.S. dollar value of the foreign currency on the date of disposition, and (2) a U.S. Holder's adjusted tax basis in a euro subordinated note will equal the U.S. dollar cost of the euro subordinated note to such holder on the date of purchase, increased by any OID previously accrued in gross income in respect to the euro subordinated note and any market discount previously included in income by the holder with respect to the subordinated note, and decreased by all payments received on the euro subordinated note.

        If the euro subordinated notes are traded on an established securities market, a special rule applies for the determination of the amount realized and the basis of the euro subordinated notes held by a cash basis taxpayer. Pursuant to this rule, units of foreign currency paid or received are translated into U.S. dollars at the spot rate on the settlement date of the purchase or sale. In that case, no exchange gain or loss will result from currency fluctuations between the trade date and the settlement date of such a purchase or sale. An accrual basis taxpayer may elect the same treatment required of cash basis taxpayers with respect to purchases and sales of euro subordinated notes that are traded on an established securities market, provided the election is applied consistently from year to year. Such election may not be changed without the consent of the Internal Revenue Service.

        Except as provided below with respect to gain or loss on a euro subordinated note attributable to currency fluctuations, a U.S. Holder's gain or loss realized upon the sale, exchange, retirement, or other disposition of a subordinated note will generally be treated as U.S. source gain or loss and will be long term capital gain or loss if, at the time of the sale, exchange, retirement or other disposition of a subordinated note, the U.S. Holder has held the subordinated note for more than one year. If a U.S. Holder is an individual and the subordinated note being sold, exchanged, or retired is a capital asset held for more than one year, the U.S. Holder may be eligible for reduced rates of taxation on any capital gain recognized. The ability to deduct capital losses is subject to limitations.

        In the case of a U.S. Holder who acquired the subordinated notes with market discount (discussed below), any gain recognized upon the sale, exchange, redemption, or other disposition of the subordinated notes generally will be treated as ordinary income to the extent of the market discount that accrued during the period such U.S. Holder held such subordinated notes, unless the U.S. Holder previously had elected to include such accrued market discount in the U.S. Holder's income on a current basis. See "—Market Discount and Acquisition Premium."

        Gain or loss realized by a U.S. Holder upon the sale, exchange, retirement, or other disposition of a euro subordinated note that is attributable to fluctuations in the rate of exchange between the U.S. dollar and the foreign currency will be ordinary income or loss and generally will be treated as U.S. source gain or loss. Gain or loss attributable to fluctuations in exchange rates will equal the difference between (i) the U.S. dollar value of the foreign currency principal amount of the euro subordinated note, determined at the spot rate on the date such payment is received or the euro subordinated note is disposed of (or, where the euro subordinated note is traded on an established securities market and the holder is a cash-basis taxpayer or an electing accrual basis taxpayer, on the settlement date), and (ii) the U.S. dollar value of the principal amount of the euro subordinated note, determined at the spot rate on the date the U.S. Holder acquired the euro subordinated note. Such foreign currency exchange gain or loss will be recognized only to the extent of the total gain or loss realized by the U.S. Holder on the sale, exchange, retirement, or other disposition of the euro subordinated note.

        Treatment of Additional Subordinated Notes.    Interest accruing on the subordinated notes will be payable, at JSG Funding's option, in cash or in the form of additional subordinated notes. For U.S. federal income tax purposes, payment of interest in the form additional subordinated notes is not considered a payment made on the original subordinated notes, and additional subordinated notes issued as payment of interest will be aggregated with the original subordinated note and treated as a single debt instrument for U.S. federal income tax purposes. The above discussion therefore assumes that the sale, exchange, retirement, or other disposition of a subordinated note by a U.S. Holder is a disposition of such single debt instrument (i.e., is a disposition of such holder's interest in the original subordinated note and any additional subordinated notes received with respect thereto). If, contrary to such assumption, the sale, exchange, retirement, or other disposition of the original subordinated note or any additional subordinated notes received with respect thereto occurs in separate transactions, although not free from doubt, a U.S. Holder would likely be required to allocate the adjusted tax basis and adjusted issue price of such holder's subordinated note (which, as described above, is treated as a single debt instrument for U.S. federal income tax purposes) between the original subordinated note and any additional subordinated notes received with respect thereto in proportion to their relative principal amounts. In such case, a U.S. Holder's holding period in any additional subordinated notes with respect to an original subordinated note would likely be identical to the such holder's holding period for the original subordinated note with respect to the additional subordinated notes were received. Prospective purchasers are advised to consult their own tax advisors as to the U.S. federal income tax consequences of disposing of the original subordinated note and any additional subordinated notes received with respect thereto in separate transactions.

Market Discount and Acquisition Premium

        A U.S. Holder who purchases a subordinated note at a "market discount" that exceeds a statutorily defined de minimis amount will be subject to the "market discount" rules. In general, in the case of a debt instrument issued with OID, "market discount" is the excess of the debt instrument's "revised issue price" over the holder's basis in the debt instrument immediately after its acquisition. The "revised issue price" of a debt instrument is the sum of the issue price of the debt instrument and all OID income on the debt instrument includible in the income of all holders prior to the taxpayer's acquisition of the debt instrument (although the matter is not free from doubt, such amount will likely be reduced by the amount of any payments on the debt instrument prior to the taxpayers acquisition thereof).

        Any gain on sale of such instrument attributable to a U.S. Holder's unrecognized accrued market discount is generally treated as ordinary income to the U.S. Holder. The amount of accrued market discount is calculated on a ratable basis or, at the election of the holder, on a constant yield to maturity basis. In addition, a U.S. Holder who acquires a debt instrument at a market discount may be required to defer a portion of any interest expense that otherwise may be deductible on any indebtedness incurred or maintained to purchase or carry the debt instrument until the U.S. Holder disposes of the debt instrument in a taxable transaction.

        Instead of recognizing any market discount upon a disposition of a subordinated note (and being required to defer any applicable interest expense), a U.S. Holder may elect to include market discount in income currently as the discount accrues. Any current accruals of market discount with respect to subordinated notes pursuant to such election should be treated in a manner consistent with accruals of OID on the subordinated notes (as discussed above). The current income inclusion election, once made, applies to all market discount obligations acquired by the electing U.S. Holder on or after the first day of the first taxable year in which the election applies, and may not be revoked without the consent of the IRS.

        Accrued market discount on a euro subordinated note (other than market discount that a U.S. Holder has elected to currently include in income) will be translated into U.S. dollars at the spot rate on the date the foreign currency senior note is sold, exchanged, redeemed, or otherwise disposed of. No part of such accrued market discount is treated as exchange gain or loss. Accrued market discount that a U.S. Holder has elected to currently include in income will be translated into U.S. dollars at the average exchange rate for the accrual period. Such U.S. Holder may recognize exchange gain or loss (which will be treated as ordinary income or loss) with respect to market discount on the date such market discount is actually received (including upon a sale or other disposition of such note, the receipt of the proceeds of which include amounts attributable to accrued market discount previously included in income). The amount of ordinary income or loss recognized will be equal to the difference, if any, between the U.S. dollar value of the foreign currency received (determined using the spot rate in effect on the date such payment is received) in respect of such accrued market discount and the U.S. dollar value of the market discount that accrued during such accrual period. No additional exchange gain or loss will be recognized by such holder if such foreign currency is converted to U.S. dollars on the date received at that spot rate. The U.S. federal tax consequences of the conversion of foreign currency into U.S. dollars are described below. See "—Exchange of Foreign Currencies."

        A U.S. Holder who purchases a subordinated note at a price exceeding the adjusted issue price of the subordinated note will have "acquisition premium" equal to such excess. The amount of OID includible in gross income is reduced by a proportional amount of the acquisition premium. In effect, the amount of OID required to be included is equal to the gross amount of the required OID inclusion multiplied by a constant fraction whose numerator is the excess of the subordinated note's "stated redemption price at maturity" over its purchase price and whose denominator is the OID remaining to be accrued. A U.S. Holder of a euro subordinated note who has purchased such euro subordinated note with an acquisition premium will reduce OID accruals in units of foreign currency. Exchange gain or loss will be realized with respect to such acquisition premium on the date such acquisition premium is received by treating the amount of such acquisition premium received as a return of principal.

        Exchange of Foreign Currencies.    A U.S. Holder will have a tax basis in any foreign currency received as stated interest or on the sale, exchange, retirement or other disposition of a subordinated note equal to such currency's U.S. dollar value at the time such foreign currency is received. As discussed above, however, if the euro subordinated notes are traded on an established securities market, cash basis taxpayers (or, upon election, accrual basis taxpayers) will determine the U.S. dollar value of any foreign currency received in connection with the sale, exchange, retirement or other disposition by translating such foreign currency received at the spot rate of exchange on the settlement date of the sale, exchange, retirement or other disposition. Any gain or loss realized by a U.S. Holder on a sale or other disposition of foreign currency (including the exchange of such currency for U.S. dollars) will be ordinary income or loss and generally will be U.S. source gain or loss.

        Foreign Tax Credit.    Income from accrued OID (and market discount recognized) generally will be treated as foreign source income and will be considered "passive" income or "financial services" income, which is treated separately from other types of income in computing the foreign tax credit a U.S. Holder may take under U.S. federal income tax laws.

Consequences to Non-U.S. Holders

  Senior Notes

        Interest and Market Discount on the Senior Notes.    A Non-U.S. Holder generally will not be subject to U.S. federal income tax or withholding with respect to the interest (or market discount) on a senior note. If, however, the interest (including market discount) on a senior note is effectively connected to a U.S. trade or business of the Non-U.S. Holder or, if a tax treaty applies, is attributable to a U.S. permanent establishment of the Non-U.S. Holder, such holder, although exempt from U.S. withholding tax, will be subject to U.S. federal income tax on such interest (and market discount) on a net income basis in a similar manner as if it were a U.S. Holder. Interest (and market discount) received by a Non-U.S. Holder on a senior note generally will be considered effectively connected with a U.S. trade or business only if the Non-U.S. Holder is (i) an insurance company carrying on a U.S. business to which such interest (or market discount) is attributable, within the meaning of the Code, or (ii) has an office or other fixed place of business in the U.S. to which the interest (or market discount) is attributable and either (x) the interest (or market discount) is derived in the active conduct of a banking, financing, or similar business within the U.S. or (y) the interest (or market discount) is received by a corporation the principal business of which is trading in stock or securities for its own account. In addition, if such holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits for the taxable year, subject to adjustments. For this purpose, interest (and market discount) on a senior note will be included in such foreign corporation's earnings and profits.

        Disposition of Senior Notes.    A Non-U.S. Holder will generally not be subject to U.S. federal income tax with respect to gain recognized on a sale, exchange, redemption or other disposition of senior notes, provided that (i) the gain is not effectively connected with a trade or business of the Non-U.S. Holder in the U.S. (or, if a tax treaty applies, is attributable to a U.S. permanent establishment of the Non-U.S. Holder) and (ii) in the case of a foreign individual, the foreign person is not present in the U.S. for 183 days or more in the taxable year, and certain other conditions are met.

        If an individual Non-U.S. Holder meets the effectively connected requirement described above, he will be taxed on his net gain (including any gain attributable to market discount) derived from the sale or other disposition under U.S. federal income tax rates applicable to a U.S. Holder.

        If a Non-U.S. Holder that is a foreign corporation meets the "effectively connected" requirement described above, it will be taxed on its gain (including any gain attributable to market discount) under U.S. federal income tax rates applicable to a U.S. Holder and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits within the meaning of the Code for the taxable year, as adjusted for certain items, unless it qualifies for a lower rate under an applicable income tax treaty.

Subordinated Notes

        Payment of Stated Interest, Market Discount, and OID.    A Non-U.S. Holder generally will not be subject to U.S. federal income tax or withholding with respect to the interest (or market discount or OID) on a subordinated note. If, however, the interest including market discount and OID on a subordinated note is effectively connected to a U.S. trade or business of the Non-U.S. Holder or, if a tax treaty applies, is attributable to a U.S. permanent establishment of the Non-U.S. Holder, such holder, although exempt from U.S. withholding tax, will be subject to U.S. federal income tax on such interest (and market discount and OID) on a net income basis in a similar manner as if it were a U.S. Holder. Interest (and market discount and OID) received by a Non-U.S. Holder on a subordinated note generally will be considered effectively connected with a U.S. trade or business only if the Non-U.S. Holder is (i) an insurance company carrying on a U.S. business to which such interest (or market discount or OID) is attributable, within the meaning of the Code, or (ii) has an office or other fixed place of business in the U.S. to which the interest (or market discount or OID) is attributable and either (x) the interest (or market discount or OID) is derived in the active conduct of a banking, financing, or similar business within the U.S. or (y) the interest (or market discount or OID) is received by a corporation the principal business of which is trading in stock or securities for its own account. In addition, if such holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits for the taxable year, subject to adjustments. For this purpose, interest (and market discount and OID) on a subordinated note will be included in such foreign corporation's earnings and profits.

        Disposition of Subordinated Notes.    A Non-U.S. Holder will generally not be subject to U.S. federal income tax with respect to gain recognized on a sale, exchange, redemption or other disposition of subordinated notes, provided that (i) the gain is not effectively connected with a trade or business of the Non-U.S. Holder in the U.S. (or, if a tax treaty applies, is attributable to a U.S. permanent establishment of the Non-U.S. Holder) and (ii) in the case of a foreign individual, the foreign person is not present in the U.S. for 183 days or more in the taxable year, and certain other conditions are met.

        If an individual Non-U.S. Holder meets the effectively connected requirement described above, he will be taxed on his net gain (including any gain attributable to market discount) derived from the sale or other disposition under U.S. federal income tax rates applicable to a U.S. Holder.

        If a Non-U.S. Holder that is a foreign corporation meets the "effectively connected" requirement described above, it will be taxed on its gain (including any gain attributable to market discount) under U.S. federal income tax rates applicable to a U.S. Holder and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits within the meaning of the Code for the taxable year, as adjusted for certain items, unless it qualifies for a lower rate under an applicable income tax treaty.

Backup Withholding and Information Reporting

        In general, holders may be subject to information reporting requirements and backup withholding at a rate of 28% with respect to interest on the notes and proceeds received on the sale, exchange or redemption of the notes. The information reporting and backup withholding rules generally do not apply to payments to corporations, whether domestic or foreign.

        An individual U.S. Holder generally will be subject to backup withholding on payments or proceeds received through a U.S. broker or nominee unless such U.S. Holder provides its taxpayer identification number to the payor on a properly executed Internal Revenue Service Form W-9 or if the Internal Revenue Service notifies the payor that backup withholding is required for such U.S. Holder.

        A Non-U.S. Holder generally will be subject to backup withholding on payments or proceeds received through a U.S. broker or nominee unless such Non-U.S. Holder certifies its foreign status by providing a properly executed Internal Revenue Service Form W-8 BEN, W-8IMY, or W-8ECI.

        Any amount withheld under the backup withholding rules will be creditable against the U.S. federal tax liability of a U.S. Holder upon furnishing the required information to the Internal Revenue Service.

Irish Taxation

        The following is a summary of the material current Irish tax law and practice with regard to holders of the exchange notes (the "notes"). It does not purport to be a complete description of all of the tax considerations that may be relevant to a decision to buy, hold, sell, redeem or dispose of the notes and does not constitute tax or legal advice but is a summary of the material Irish tax considerations. The comments relate only to the position of persons who are the beneficial owners of the notes and all coupons and other rights thereon, and who will hold notes as capital assets, and may not apply to certain classes of persons such as dealers in securities. The comments are generally based upon Irish tax law and the practice of the Irish Revenue Commissioners as of the date hereof, which may be subject to change. Prospective noteholders are advised to consult their own tax advisers concerning the overall tax consequences of such ownership.

Withholding Tax

        Withholding tax will not apply to interest payments (whether satisfied in cash or in kind) made by JSG Funding to holders of the notes to the extent:

  (1)
  the notes are represented by a global note in bearer form and are quoted on a recognized stock exchange, which we refer to as "quoted eurobonds," and interest payments are made:

  a)
  by or through a non-Irish paying agent; or

  b)
  by or through an Irish paying agent and:

  (i)
  the notes are held in a recognized clearing system such as Euroclear, or Clearstream, Luxembourg, or DTC; or

  (ii)
  an appropriate form of declaration of non-residence is provided to the paying agent by or on behalf of the person who is the beneficial owner of the notes and entitled to the interest (or, where the provisions of Irish tax legislation deem the interest to be that of some other person, by that person); or

  (2)
  the interest is paid in the ordinary course of a trade or business of JSG Funding and the holder is an excluded company". An excluded company for these purposes is a company which is tax resident in a Member State of the European Union, or in a territory with which Ireland has a double tax treaty, is not tax resident in Ireland, does not carry on a trade or business in Ireland through a branch or agency with which the interest is connected, and has provided the required confirmation of same to JSG Funding on or before the date on which the interest is paid; or

  (3)
  the holder is resident in a jurisdiction which has concluded a double tax treaty with Ireland which provides that payment of interest may be paid either without deduction or withholding or with reduced withholding in respect of taxes and the holder is entitled to the benefit of that exemption from, or, as the case may be, reduction of withholding tax and has made all the requisite filings with the appropriate authorities to obtain relief under that treaty in advance of any interest payment.

        As the notes are listed on the Luxembourg Stock Exchange and provided they remain in global bearer form, they will qualify as "quoted eurobonds". Furthermore the paying agent is located outside Ireland. Accordingly, for so long as this is the case, the exemption under 1(a) above should apply to payments of interest on the notes.

        Original issue discount, if any, payable on the notes will not be subject to Irish withholding tax irrespective of the place of residence or ordinary residence of the holder.

Encashment Tax

        A collection or encashment agent in Ireland obtaining payment of interest whether in Ireland or elsewhere on a note or realizing in Ireland any interest on behalf of a holder of a note must withhold income tax at the standard rate (which is currently 20%) on making payments of such interest. This obligation does not arise where the person that is the beneficial owner of the note and entitled to the interest is not resident in Ireland and has made a declaration in the prescribed form and has provided that declaration to the collection or encashment agent, and the interest is not deemed, under the provisions of Irish tax legislation, to be that of some other person. Holders should note that appointment of an Irish collection or encashment agent may (subject to the above) bring them within the charge to Irish encashment tax.

Taxation of Interest arising on the notes

        Interest paid on notes issued in Ireland whether paid gross or not, or in cash or in kind, is Irish source income and may be chargeable to Irish income tax or corporation tax, as the case may be. In general, holders that are resident or ordinarily resident in Ireland for tax purposes will be chargeable to Irish corporation tax or income tax in respect of interest on the notes.

        Holders that are not resident or ordinarily resident in Ireland for tax purposes will be exempt from Irish income tax in respect of interest on the notes where:

  •
  the holder is an "excluded company" as described above;

  •
  the notes constitute "quoted eurobonds" and the interest is paid free of withholding tax in the circumstances described above, to a person who is tax resident in a Member State of the European Union, or in a territory with which Ireland has a double taxation treaty and is not resident in Ireland, which we refer to as an "excluded person"; or

  •
  the holder is resident in a country with which Ireland has a double tax treaty, the provisions of which exempt such person from Irish income tax on the interest, which we refer to as an "exempt double tax treaty resident."

        Ireland operates a self assessment system of tax and any person other than an "excluded company", "excluded person" or "exempt double tax treaty resident" in receipt of Irish source income comes within its scope, including a person who is neither resident nor ordinarily resident in Ireland. However, in the absence of a withholding tax there is currently no mechanism to enable the Irish Revenue Commissioners to obtain payment of any liability from a non-resident person and for that reason to date it has been the practice of the Revenue Commissioners not to seek to collect the liability from such non-resident persons unless the recipient of the income has any other tax connection with Ireland such as a claim for repayment of Irish tax deducted at source, an Irish agency, branch, trustee or trade.

        Generally, original issue discount payable by an Irish resident JSG Funding is regarded as Irish source income and therefore, although paid gross, may be chargeable to Irish income tax or corporation tax as the case may be. Holders that are resident or ordinarily resident in Ireland for tax purposes may be chargeable to Irish corporation tax or income tax in respect of original issue discount, if any, payable on the notes depending on their circumstances.

EU Savings Tax Directive

        On June 3, 2003, the European Union adopted the directive regarding the taxation of savings income in the form of interest payments from debt-claims. Each Member State was required to implement the Directive before January 1, 2004 and to apply the Directive from January 1, 2005, although the application is conditional on the outcome of negotiations with certain non-European Union countries including the United States and Switzerland. Finance Act 2004 implements the Directive into Irish tax legislation. The aim of the Directive is to ensure that individual tax residents within the EU are subject to effective taxation on any interest income received by them. In order to achieve this, a system of automatic exchange of information between Member States has been agreed. A number of Member States, Belgium, Austria and Luxembourg, will apply a withholding tax regime as part of a transitional agreement under the Directive. This transitional arrangement will come into force once an agreement has been reached with certain non-European Union countries.

Capital Gains Tax

        Holders resident or ordinarily resident in Ireland may be subject to Irish capital gains tax on any gain realized on the disposal (including redemptions) of the notes. Irish capital gains tax is chargeable (currently at the rate of 20%) on taxable capital gains, subject to any applicable indexation or loss relief.

        Holders that are neither resident nor ordinarily resident in Ireland will not be subject to Irish capital gains tax on any gain realized on the disposal of the notes unless the notes either (i) are or were held for the purposes of a trade or business carried on by the holder in Ireland; or (ii) are not quoted on a stock exchange and derive (directly or indirectly) the greater part of their value from Irish land or exploration rights.

Anti Avoidance

        Holders of the notes who are resident or ordinarily resident in Ireland for tax purposes ("Irish Holders") may be subject to Irish income tax or corporation tax, as the case may be, arising from their disposal. The nature of the tax charge will depend on the particular circumstances of the holder.

        Irish Holders should have regard, where appropriate, to the provisions relating to the taxation of income deemed to arise on certain sales of securities and other provisions contained in the Taxes Consolidation Act, 1997 relating to the purchase and sale of securities. In particular, certain Irish Holders should note that if they dispose of their notes "cum" interest they may be subject to income tax on the interest which has accrued on the notes up to the date of sale in certain circumstances. Irish Holders who sell or transfer the right to receive interest (whether paid in cash or in kind) on the notes without selling or transferring the notes, may be liable to pay income tax on that interest, in the tax year in which the right to receive the interest is sold. In addition, certain Irish holders who purchase the notes "cum" interest and who subsequently sell the notes "ex" interest may be disallowed loss relief for income tax in certain circumstances.

Stamp Duty

        No Irish stamp duty will be payable on the issue or subsequent transfer of the notes.

Capital Acquisitions Tax

        A gift or inheritance consisting of the notes will generally be within the charge to Irish capital acquisitions tax (which subject to available exemptions and reliefs, is currently levied at 20%) if either (i) the disponer or the donee/successor in relation to the gift or inheritance is resident or ordinarily resident in Ireland (or in certain circumstances, if the disponer is domiciled in Ireland irrespective of his residence or that of the donee/successor) on the relevant date or (ii) if the notes are Irish situated property. Bearer instruments (such as the notes while in bearer form) would not usually be Irish situated property unless they are physically located in Ireland or there is a register of such notes maintained in Ireland. In the event that the notes cease to be represented by a global bearer note and are issued in definitive form, the notes would be Irish situate property if the principal register is maintained or required to be maintained in Ireland.

Documents on Display

        We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and file reports, including Annual Reports on Form 20-F, and other information with the SEC. You may read and copy any document we file with the SEC at its public reference rooms at 450 Fifth Street, N.W. Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. In addition, the SEC maintains an Internet site at http://www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC. These filings are also available to the public from commercial document retrieval services.

        JSG Funding's annual report on Form 20-F, current reports on Form 6-K, the April 2003 registration statement on Form F-4 and all amendments to those reports are made available free of charge through our website (www.smurfit-group.com) as soon as practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Market Risk

        We are exposed to changes in interest rates. Our senior credit facility is variable rate debt. Interest rate changes therefore generally do not affect the market value of such debt but do impact the amount of our interest payments and, therefore, our future earnings and cash flows, assuming other factors are held constant. As at December 31, 2003, we had variable rate debt of approximately €977 million. Holding other variables constant, including levels of indebtedness, a one percentage point increase in interest rates would have had an estimated impact on pre-tax earnings of approximately €10 million. Under the terms of the senior credit facility, we have entered into one or more interest rate protection agreements establishing a fixed maximum interest rate with respect to some of the outstanding term loan borrowing under the senior credit facility. We are required to keep these agreements or their replacements in place for at least two years after the closing of the transactions.

Currency Sensitivity

        The consolidated group operates in the following principal currency areas: the Euro, the U.S. Dollar, the Swedish Krona, the Norwegian Krona and Pounds Sterling. At the end of 2003, 25% of our net assets were denominated in currencies other than the euro, as compared to 27% at year-end 2002. In 2003, we reported a translation gain of €59 million on our foreign currency net assets, compared to a loss of €137 million in 2002. We believe that a strengthening of the euro exchange rate by 10%

against all other foreign currencies from December 31, 2003 would reduce the shareholders' equity at the end of 2003 by approximately €21 million.

Qualitative Information about Market Risk

        The operating parameters and policies of treasury management are established under formal board authority. The formal treasury policy covers the areas of funding, counterparty risk, foreign exchange, controls and derivatives. Risk arising on counterparty default is controlled within a framework of dealing with high quality institutions and, by policy, limit the amount of credit exposure to any one bank or institution. We use financial instruments, including fixed and variable rate debt, to finance operations, for capital spending programs and for general corporate purposes. Additionally, financial instruments, including derivative instruments, are used to hedge exposure to interest rate and foreign currency risks. We do not use financial instruments for trading purposes. We mitigate the risk that counterparties to derivatives will fail to perform by contracting with major financial institutions having high credit ratings and consider the likelihood of counterparty failure to be remote.

        The successful management of our currency and interest rate exposure depends on a variety of factors, some of which are outside of our control. We are exposed to the impact of interest rate changes and foreign currency fluctuations due to our investing and funding activities and our operations in foreign currencies. We manage interest rate exposure to achieve an appropriate balance of fixed and variable rate funding. To achieve this objective, we enter into interest rate swaps, options and forward rate agreements. Interest rate swap agreements are used to change the interest payable or receivable on our underlying borrowing and cash from variable to fixed rate or from fixed to variable rate. At December 31, 2003, the proportion of our total borrowing that was at fixed interest rates was 70% (as compared to 65% at December 31, 2002 and 43% at December 31, 2001).

        The fair value of our interest rate swap agreements at December 31, 2003, 2002 and 2001 was €(13.8) million, €(1.1) million and €26.4 million, respectively. See note 20 to the consolidated financial statements of JSG Funding and JSG Acquisitions included elsewhere in this document. The weighted average interest rate on our total borrowing as of December 31, 2003 was 7.89% (as compared to 8.15% at December 31, 2002 and 5.71% at December 31, 2001).

        We manage our balance sheet having regard to the currency exposures arising from our assets being denominated in a wide range of currencies. To this end, where foreign currency assets are funded by borrowing, such borrowing is generally sourced in the currency of the related assets. We also hedge our currency exposure through the use of currency swaps, options and forward contracts.

Item 12. Description of Securities Other Than Equity Securities

        Not applicable.

Item 13. Defaults, Dividends Arrearages and Delinquencies

        None.

Item 14. Material Modifications to Rights of Security Holders and Use of Proceeds

        Not applicable.

Item 15. Controls and Procedures

        The Company's management, including the Chief Executive Officer and Chief Financial Officer, have conducted an evaluation of the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this report, as contemplated by Securities Exchange Act Rule 13a-15. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective in ensuring that all material information required to be filed in this annual report has been made known to them in a timely fashion. There have been no significant changes in internal controls, or in factors that could significantly affect internal controls, subsequent to the date the Chief Executive Officer and Chief Financial Officer completed their evaluation.

Item 16. Reserved

Item 16A. Audit Committee Financial Expert

        Mr. Thomas Souleles serves as the Audit Committee financial expert. He has been a member of the Audit Committee since it was established.

Item 16B. Code of Ethics

        The company has adopted a code of ethics that applies to its Chief Executive Officer, Chief Financial Officer, principal accounting officer and other corporate and divisional employees. Our code of ethics is filed as an exhibit to this report. You can also download a copy from our web site, which is www.smurfit-group.com.

Item 16C. Principal Accountant Fees and Services

        The following table presents aggregate professional fees paid or accrued during the 2003 and 2002 fiscal years in the categories specified. All services performed received pre-approval by the Audit Committee.

	Successor		Predecessor
	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002
	€000	€000	€000
Audit Fees(1)	4,083	2,936	1,739
Audit-Related Fees(2)	198	800	182
Tax Fees(3)	3,158	1,769	2,282
All Other Fees	105	40	35

	€7,544	€5,545	€4,238

(1)
Audit fees consist of audit work performed in the preparation of financial statements, as well as work generally only the independent auditor can reasonably be expected to provide, such as statutory audits and review of SEC filings.

(2)
Audit-related fees consist principally of audits of subsidiaries requested by the Company which was not required by statute or regulation and due diligence relating to business combinations.

(3)
Tax fees for 2003 represents fees related to tax compliance (tax returns, refunds, and payment planning) and for tax consultation and planning which provided, or are expected to provide, benefits to the Company in excess of the fees paid.

Audit Committee Pre-Approval of Audit and Non-Audit Services

        The Audit Committee is responsible for appointment, compensation and oversight of the work of the independent auditor. The Audit Committee has established, and the Board of Directors has ratified, a policy for the pre-approval of all audit and permissible non-audit services. The policy sets out the procedures and conditions subject to which services proposed to be performed by the independent auditor may be pre-approved. Under the policy, the Audit Committee appoints the independent auditor and pre-approves the engagement of the independent auditor for the audit services, and related fees, to be provided for each fiscal year. In accordance with the policy, the Audit Committee has established detailed pre-approved categories of non-audit services that may be performed by the independent auditor during each fiscal year, subject to annual fee limitations set by the committee. All other non-audit services must be pre-approved by the Audit Committee.

Item 16D. Exemptions from the Listing Standards for Audit Committees

        Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer

        Not applicable.

Item 17. Financial Statements

        Not applicable.

Item 18. Financial Statements

        The following financial statements and related schedules, together with the reports thereon of Ernst & Young, are filed as part of this annual report.

Page
JSG Funding
Report of Independent Auditors	F-2
Consolidated Statement of Operations for the year ended December 31, 2003; for the period from September 3, 2002 through December 31, 2002; for the period from January 1, 2002 through September 2, 2002; and for the year ended December 31, 2001	F-3
Consolidated Statement of Total Recognized Gains and Losses for the year ended December 31, 2003; for the period from September 3, 2002 through December 31, 2002; for the period from January 1, 2002 through September 2, 2002; and for the year ended December 31, 2001	F-4
Consolidated Balance Sheet as at December 31, 2003 and 2002	F-5
Consolidated Statement of Changes in Shareholders' Equity for the years ended December 31, 2003, 2002 and 2001	F-6
Consolidated Statement of Cash Flows for the year ended December 31, 2003; for the period from September 3, 2002 through December 31, 2002; for the period from January 1, 2002 through September 2, 2002; and for the year ended December 31, 2001	F-8
JSG Acquisitions
Report of Independent Auditors	F-77
Consolidated Statement of Operations for the year ended December 31, 2003; for the period from September 3, 2002 through December 31, 2002; for the period from January 1, 2002 through September 2, 2002; and for the year ended December 31, 2001	F-78
Consolidated Statement of Total Recognized Gains and Losses for the year ended December 31, 2003; for the period from September 3, 2002 through December 31, 2002; for the period from January 1, 2002 through September 2, 2002; and for the year ended December 31, 2001	F-79
Consolidated Balance Sheet as at December 31, 2003 and 2002	F-80
Consolidated Statement of Changes in Shareholders' Equity for the years ended December 31, 2003, 2002 and 2001	F-81
Consolidated Statement of Cash Flows for the year ended December 31, 2003; for the period from September 3, 2002 through December 31, 2002; for the period from January 1, 2002 through September 2, 2002; and for the year ended December 31, 2001	F-83

JSG Funding
Schedule II—Valuation and Qualifying Accounts for the year ended December 31, 2003; for the period from September 3, 2002 through December 31, 2002; and for the year ended December 31, 2001	S-1
JSG Acquisitions
Schedule II—Valuation and Qualifying Accounts for the year ended December 31, 2003; for the period from September 3, 2002 through December 31, 2002; and for the year ended December 31, 2001	S-2

Item 19. Exhibits

        The following exhibits are filed as part of this annual report:

1.1	Memorandum and Articles of Association of JSG Funding plc.
8.1	List of Subsidiaries.
10.1	Management Equity Agreement dated as of February 6, 2004 among JSG Packaging Limited and each of Gary McGann, Anthony P.J. Smurfit, Ian J. Curley and Dr. Michael W.J. Smurfit.
10.2	Registration Rights Agreement dated as of February 6, 2004 among JSG Packaging Limited, each of the MDCP co-investors and each of the other investors listed on the schedule thereto.
10.3
Corporate Governance Agreement dated as of February 6, 2004 among JSG Packaging Limited, each of the MDCP co-investors, Dr. Michael W.J. Smurfit, Gary McGann, Anthony P.J. Smurfit, Ian J. Curley and each of the investors listed on the schedule thereto.
10.4	JSG Packaging Limited 2004 Management Equity Plan, adopted by the board of directors of JSG Packaging Ltd on February 6, 2004.
10.5	Exchange and Shareholders Agreement, dated February 6, 2004, among JSG Packaging Limited and certain other parties thereto.
10.6	Letter Agreement dated on or about October 31, 2003 between Jefferson Smurfit Group Limited and Dr. Michael W.J. Smurfit.
10.7	Letter Agreement dated on or about October 31, 2003 between S.I. Holdings Limited and Dr. Michael W.J. Smurfit.
11.1	Code of Ethics.
12.1	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rules 13a-14(a) or 15d-14(b) of the Exchange Act.
13.1	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rules 13a-14(b) or 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

Signatures

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

JSG Funding plc
/s/ I. J. CURLEY I. J. Curley Date: 15 April, 2004.

INDEX TO FINANCIAL STATEMENTS

PREDECESSOR OPERATIONS AND JSG FUNDING

        Audited Consolidated Financial Statements of Jefferson Smurfit Group plc and Subsidiary Companies for the year ended December 31, 2001 and for the period from January 1, 2002 through September 2, 2002, and of JSG Funding plc and Subsidiary Companies as of December 31, 2003 and 2002 and for the year ended December 31, 2003 and for the period from June 12, 2002 through December 31, 2002:

PREDECESSOR OPERATIONS AND JSG ACQUISITIONS

        Audited Consolidated Financial Statements of Jefferson Smurfit Group plc and Subsidiary Companies for the year ended December 31, 2001 and for the period from January 1, 2002 through September 2, 2002, and of JSG Acquisitions and Subsidiary Companies as of December 31, 2003 and 2002 and for the year ended December 31, 2003 and for the period from June 14, 2002 through December 31, 2002:

JSG Funding plc and Subsidiary Companies

Report of Independent Auditors

To the Board of Directors
JSG Funding plc

        We have audited the accompanying consolidated balance sheets of JSG Funding plc (successor company) and subsidiaries as of December 31, 2003 and December 31, 2002, and the related consolidated statements of operations, total recognized gains and losses, changes in shareholders' equity, and cash flows for the year ended December 31, 2003 and for the period from June 12, 2002 to December 31, 2002. We have also audited the related consolidated statements of operations, total recognized gains and losses, changes in shareholders' equity and cash flows of Jefferson Smurfit Group plc (predecessor company) and subsidiaries for the eight month and two day period ended September 2, 2002 and for the year ended December 31, 2001. Our audits also included the financial statement schedule listed in the Index at Item 18. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

        We conducted our audits in accordance with Irish auditing standards and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of JSG Funding plc (successor company) and subsidiaries at December 31, 2003 and December 31, 2002, and the consolidated results of their operations and their cash flows for the year ended December 31, 2003 and for the period from June 12, 2002 to December 31, 2002, and the consolidated results of operations and cash flows of Jefferson Smurfit Group plc (predecessor company) for the eight month and two day period ended September 2, 2002 and for the year ended December 31, 2001, in conformity with accounting principles generally accepted in Ireland, which differ in certain respects from those followed in the United States of America (see Note 37 of Notes to the Consolidated Financial Statements). Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

        As discussed in Note 2 to the Consolidated Financial Statements, Jefferson Smurfit Group plc (predecessor company) changed its method of accounting for Deferred Taxation.

Ernst & Young

Dublin, Ireland.
April 15, 2004

JSG Funding plc and Subsidiary Companies

Consolidated Statement of Operations

		Successor		Predecessor
	Note	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002	2001
		€000	€000	€000	€000
Net sales	3
Continuing operations		4,111,814	1,422,237	2,729,404	3,842,704
Acquisitions		530,146	—	—	—
Disposals		104,355	153,338	404,676	668,946

		4,746,315	1,575,575	3,134,080	4,511,650
Cost of sales		3,419,820	1,145,857	2,272,287	3,243,372
Impairment of property, plant and equipment	5	—	—	—	26,642

Gross profit		1,326,495	429,718	861,793	1,241,636
Net operating expenses	4	982,345	284,005	656,419	883,964
Reorganization and restructuring costs	5	35,006	11,978	12,484	23,763

Operating income subsidiaries
Continuing operations		259,909	121,188	175,225	310,447
Acquisitions		41,609	—	—	—
Disposals		7,626	12,547	17,665	23,462

		309,144	133,735	192,890	333,909
Share of associates' operating income		12,155	7,224	117,473	242,212
Share of associates' restructuring costs	5	—	—	(7,541)	(10,895)

Total operating income		321,299	140,959	302,822	565,226
Income on sale of assets and businesses	5	5,560	—	20,440	—
Interest income		11,631	5,230	10,286	23,053
Interest expense	7	(309,368)	(92,718)	(65,881)	(108,621)
Other financial expense	25	(15,266)	(10,775)	—	—
Share of associates' net interest		(2,062)	(386)	(74,387)	(154,654)

Income before taxes and equity minority interests	8	11,794	42,310	193,280	325,004
Taxes on income	9	62,354	31,395	77,889	137,565

(Loss)/income before equity minority interests		(50,560)	10,915	115,391	187,439
Equity minority interests		16,768	9,061	19,969	37,022

Net (loss)/income for the period(1)		€(67,328)	€1,854	€95,422	€150,417

(1)
A summary of the significant adjustments to net (loss) / income which would be required if accounting principles generally accepted in the United States had been applied instead of those generally accepted in Ireland is given in Note 37.

The Notes to the Consolidated Financial Statements are an integral part of these Financial Statements.

JSG Funding plc and Subsidiary Companies

Consolidated Statement of Total Recognized Gains and Losses

	Successor		Predecessor
	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002	2001
	€000	€000	€000	€000
(Loss)/income for the period
Group	(71,927)	(2,165)	84,060	125,841
Associates	4,599	4,019	11,362	24,576

	(67,328)	1,854	95,422	150,417

Translation adjustments on foreign currency net investments
Group	58,982	7,444	(144,099)	60,638

Actuarial gain recognized in retirement benefit schemes	25,603	4,407	—	—

Total recognized gains and losses
Group	12,658	9,686	(60,039)	186,479
Associates	4,599	4,019	11,362	24,576

	€17,257	€13,705	€(48,677)	€211,055

Note of Historical Cost Profits and Losses

        The results disclosed in the Consolidated Statement of Operations are not materially different to the results based on an unmodified historical basis.

The Notes to the Consolidated Financial Statements are an integral part of these Financial Statements.

JSG Funding plc and Subsidiary Companies

Consolidated Balance Sheet

	Note	2003	2002
		€000	€000
Assets
Current assets
Cash	11	179,067	184,331
Accounts receivable and prepayments	12	911,443	1,016,181
Amounts due by affiliates		—	4,412
Amounts due by affiliates after more than one year		277,264	244,435
Inventories	13	477,432	470,207

Total current assets		1,845,206	1,919,566

Fixed assets
Investments	14	80,642	165,243
Property, plant and equipment	15	2,435,946	2,214,254
Intangible assets	16	1,455,133	1,543,545

Total fixed assets		3,971,721	3,923,042

Total assets		€5,816,927	€5,842,608

Liabilities, minority interests and shareholders' equity
Current liabilities
Bank loans, overdrafts and other borrowing	20	133,815	162,154
Accounts payable and accrued liabilities	17	1,044,642	1,097,429

Total current liabilities		1,178,457	1,259,583
Non current liabilities
Long term debt and other long term liabilities	19	3,022,350	3,027,384
Amounts due to affiliates		1,702	—
Provisions for liabilities and charges	21	234,952	222,853
Pension liabilities	25	355,309	294,696
Capital grants deferred		15,155	12,043
Minority interests (equity interests)		113,646	147,950

Total liabilities and minority interests		4,921,571	4,964,509

Shareholders' equity(1)
Share capital		40	40
Other reserves		930,780	871,798
Retained earnings/(deficit)		(35,464)	6,261

Shareholders' equity		895,356	878,099

Total liabilities, minority interests and shareholders' equity		€5,816,927	€5,842,608

(1)
A summary of the significant adjustments to shareholders' equity which would be required if accounting principles generally accepted in the United States had been applied instead of those generally accepted in Ireland is given in Note 37.

The Notes to the Consolidated Financial Statements are an integral part of these Financial Statements.

JSG Funding plc and Subsidiary Companies

Consolidated Statements of Changes in Shareholders' Equity

Successor

        JSG Funding was incorporated on June 12, 2002, with an authorized share capital of 100,000 shares of €1 each, of which 40,000 were issued. On September 2, 2002, the shares were redesignated as 100,000,000 ordinary shares of €0.001 each.

Predecessor	Number of ordinary shares	Ordinary shares of 30c each	Total share capital
	'000	€000	€000
Authorized
Balance at December 31, 2001	1,401,214	€420,364	€420,364

Allotted, called up and fully paid
Balance at December 31, 2000	1,108,632	332,589	332,589
Issued during the year	1,093	328	328

Balance at December 31, 2001	1,109,725	€332,917	€332,917

        The options outstanding over ordinary shares at December 31, 2001 were 76,084,708. During the year ended December 31, 2001, a total of 1,092,729 ordinary shares with a nominal value of €328,000 were issued as a result of the exercise of options under the JSG share option schemes. The net proceeds arising from these issues, €2,011,000 was used for normal business purposes.

        The called up share capital of JSG included 25,000,000 shares (nominal value €7,500,000) held by a subsidiary, which had not been cancelled. These shares did not rank for dividend as the related dividend entitlements had been waived.

The Notes to the Consolidated Financial Statements are an integral part of these Financial Statements.

Successor	Share capital	Other reserves(1)	Retained earnings	Total shareholders' equity
	€000	€000	€000	€000
Shares issued	40	—	—	40
Capital contribution	—	864,354	—	864,354
Income	—	—	1,854	1,854
Actuarial gain recognized in retirement benefit schemes	—	—	4,407	4,407
Currency translation adjustments	—	7,444	—	7,444

Balance at December 31, 2002	40	871,798	6,261	878,099
Loss	—	—	(67,328)	(67,328)
Actuarial gain recognized in retirement benefit schemes	—	—	25,603	25,603
Currency translation adjustments	—	58,982	—	58,982

Balance at December 31, 2003	€40	€930,780	€(35,464)	€895,356

(1)
Other reserves of €864,354,000 are comprised of the following:

An
investment of €731,960,000 by Madison Dearborn Partners LLC and its affiliates, certain other co-investors and certain members of management by way of capital contributions; a capital contribution by JSL of €125,000,000. JSL obtained the funds for this contribution by way of a loan from the newcos which they borrowed under a bank credit facility. The newcos borrowing was non recourse to JSG Funding and was fully paid in December 2003; the remaining €7,394,000 represents the value ascribed to the warrants to purchase shares in JSL issued as part of the PIK units (see Note 20).

Predecessor	Share capital	Premium in excess of par value(1)	Other reserves(1)	Retained earnings	Total shareholders' equity(2)
	€000	€000	€000	€000	€000
Balance at December 31, 2000	332,589	100,339	247,618	1,706,184	2,386,730
Shares issued	328	1,683	—	—	2,011
Income	—	—	—	150,417	150,417
Dividends on ordinary shares (note 10)	—	—	—	(79,021)	(79,021)
Currency translation adjustments	—	—	60,638	—	60,638
Goodwill on disposals	—	—	—	4,416	4,416

Balance at December 31, 2001	€332,917	€102,022	€308,256	€1,781,996	€2,525,191

(1)
The premium in excess of par value, revaluation reserve, capital conversion reserve fund, and capital redemption reserve fund and other reserves were not available for distribution.

(2)
Retained earnings and other reserves at December 31, 2001 included cumulative translation gains of €261,974,000.

The Notes to the Consolidated Financial Statements are an integral part of these Financial Statements.

JSG Funding plc and Subsidiary Companies

Consolidated Financial Statements of Cash Flows

		Successor		Predecessor
	Note	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002	2001
		€000	€000	€000	€000
Net cash flow from operating activities	27	690,964	271,698	356,514	584,942

Dividends received from associates		1,258	1,552	4,060	11,118

Returns on investments and servicing of finance
Interest received		11,689	5,597	11,328	23,463
Interest paid		(252,382)	(58,211)	(70,654)	(107,037)
Interest paid on finance leases		(2,164)	(605)	(1,151)	(1,728)
Other financial interest paid		(15,266)	(10,775)	—	—
Dividends paid to minority interests		(7,496)	(5,259)	(8,222)	(18,584)
Deferred debt issuance costs		(7,558)	(129,819)	—	—

		(273,177)	(199,072)	(68,699)	(103,886)

Taxation
Irish corporation tax refunded/(paid)		2,616	(315)	(9,625)	(7,786)
Overseas tax paid		(61,589)	(35,708)	(83,986)	(106,676)

		(58,973)	(36,023)	(93,611)	(114,462)

Capital expenditure and financial investment
Purchase of tangible fixed assets		(207,518)	(91,139)	(119,620)	(177,213)
Less new finance leases		—	—	—	7,537

		(207,518)	(91,139)	(119,620)	(169,676)
Capital grants received		1,995	919	2,460	5,154
Purchase of other investments		(1,052)	(1,600)	(4,963)	(6,303)
Retirement of fixed assets	30	44,895	1,513	917	34,198

		(161,680)	(90,307)	(121,206)	(136,627)

Acquisitions and disposals
Purchase of subsidiaries and minorities	33	(102,081)	(2,495,618)	(320,640)	(13,697)
Deferred acquisition consideration		(54,773)	—	—	—
Business disposals		4,596	—	25,207	4,406
Advances to affiliates		(28,206)	(14,890)	—	—
Investments in and advances to associates		(82)	(6,311)	(1,631)	(33,140)

		(180,546)	(2,516,819)	(297,064)	(42,431)

Equity dividends paid	29	—	(255)	(50,662)	(76,570)

Cash inflow/(outflow) before use of liquid resources and financing		17,846	(2,569,226)	(270,668)	122,084

Management of liquid resources		18,889	(10,521)	239,468	(2,970)

Financing
Issue of shares including minorities		—	870,013	5,796	2,011
(Decrease)/increase in term debt	31	(2,142)	1,699,908	42,651	(120,636)
Advances from/(to) JSL		410	(6,681)	—	—
Capital elements of finance leases repaid		(5,689)	(2,031)	(4,945)	(9,407)

		(7,421)	2,561,209	43,502	(128,032)

Increase/(decrease) in cash		€29,314	€(18,538)	€12,302	€(8,918)

        The significant differences between the cash flow statement prepared under accounting principles generally accepted in the United States and that prepared under accounting principles generally accepted in Ireland are given in Note 37.

The Notes to the Consolidated Financial Statements are an integral part of these Financial Statements.

JSG Funding plc and Subsidiary Companies

Notes to the Consolidated Financial Statements

1 Basis of preparation

        The following name changes took place in June 2003:

Former Name	Current Name
MDCP Acquisitions Ltd	Jefferson Smurfit Group Ltd (JSL)
MDP Acquisitions plc	JSG Funding plc (JSG Funding)
MDCP Acquisitions I	JSG Acquisitions (JSG Acquisitions)
Jefferson Smurfit Group Ltd	Smurfit Packaging Corporation Ltd (JSG)

        On July 5, 2002, JSG Acquisitions, a wholly-owned subsidiary of JSG Funding, commenced a public tender offer ('the offer') for all of the issued and to be issued share capital of JSG. On September 3, 2002, JSG Acquisitions declared the offer unconditional in all respects. JSG Acquisitions subsequently acquired all of the ordinary shares, completing the acquisition in October 2002.

        At the time the offer was declared unconditional, JSG distributed to its shareholders by way of a share capital reduction its 29.3% interest in Smurfit-Stone Container Corporation (`SSCC'). We refer to that distribution as the `spin-off'. In connection with the acquisition, certain non-operating assets and non-core operating assets of JSG were transferred to newly formed, wholly owned subsidiaries of JSL, which we collectively refer to as the `newcos', in exchange for intercompany notes. On October 2, 2002, the newcos borrowed €125 million under a bank credit facility, which was non-recourse to JSG Funding. The newcos then loaned the proceeds to JSL, and JSL used them to make a capital contribution to JSG Funding. JSG Funding in turn made a capital contribution to JSG Acquisitions. The newcos facility was fully paid before December 31, 2003.

        The funding required to purchase all of the outstanding equity interests of JSG, to refinance certain existing indebtedness of JSG and to pay related fees and expenses was approximately €3,510 million. These cash costs were financed as follows:

  1.
  approximately €857 million of cash equity contributed by JSL, which we refer to as the "equity contribution." The equity contribution was comprised of the following:

  •
  the investment by Madison Dearborn Partners LLC and its affiliates, certain other co-investors and certain members of management in ordinary shares of JSL and related capital contributions of approximately €732 million in cash, and

  •
  a capital contribution by JSL of €125 million in cash, which funds were provided by the newcos to JSL in the form of an intercompany loan;

  2.
  proceeds from the issuance and sale of 250,000 units, which we refer to as the `units', consisting of €100 million and $150 million aggregate principal amount of 15 1/2% subordinated notes due 2013, which we refer to as the `PIK notes', and warrants to purchase JSL's ordinary shares;

  3.
  proceeds from the issuance and sale of senior notes due 2012; and

  4.
  borrowing by JSG Acquisitions under a new senior credit facility.

        In addition, approximately €637 million of existing borrowing of JSG was left outstanding. This amount was comprised of amounts outstanding under our 6.75% notes due 2005 and 7.50% debentures due 2025, certain local bank borrowing, capital lease obligations, funded debt in Latin America and bank overdrafts.

        On March 31, 2003 the Group completed the acquisition of SSCC's European packaging assets. In this transaction which we refer to as the `SSCC Asset Swap', JSG Funding exchanged its 50% ownership in Smurfit MBI, Canada and approximately €185 million for SSCC's assets. The cash consideration for the transaction was financed by US$205 million of 9 5/8% senior notes due 2012 issued in February 2003. Smurfit MBI has been accounted for as a discontinued operation.

        Under Irish GAAP fair value exercises are required to be completed as soon as practicable after the date of acquisition with the final fair value adjustments incorporated in the financial statements for the first full financial year following the acquisition. The fair value exercise relating to the acquisition of SSCC's European packaging assets is substantially finalized. The significant adjustments expected were in respect of the fair value of land and buildings, plant and equipment and post retirement benefits. The actuarial valuations of the various pension-type funds have been finalized and resulted in an increase in pension liabilities of approximately €42 million at the date of acquisition. During 2003 we have substantially completed the exercise in relation to land and buildings and plant and equipment, which has resulted in an increase in fixed assets of €114 million. The acquisition of SSCC's European packaging assets resulted in a net increase in goodwill of €157 million.

2 Accounting Policies

(a) Basis of accounting:

        The financial statements are prepared under the historical cost convention and in accordance with generally accepted accounting principles in Ireland (Irish GAAP). They are prepared and presented in euro (€). In preparing these financial statements, certain items have been included in order to comply with accounting presentation and disclosure requirements applicable in the United States in respect of foreign registrants. An explanation of the significant differences between Irish and US GAAP as they apply to the Group and a reconciliation to US GAAP are set out in Note 37. The financial statements do not comprise full group accounts within the meaning of Regulation 40(1) of the European Communities (Companies: Group Accounts) Regulations, 1992 of Ireland insofar as such group accounts would have to comply with the disclosure and other requirements of those Regulations.

(b) Group consolidation:

        The financial statements comprise a consolidation of the financial statements of JSG Funding or predecessor and their respective subsidiaries. Associates are accounted for under the equity method of accounting. Where accounting policies followed by subsidiaries and associates differ significantly from those adopted for the purpose of the consolidated financial statements, appropriate adjustments are made in order to achieve a consistent basis of accounting. The results of subsidiaries acquired or sold are consolidated and the Group's share of the results of associates are included for the periods from their effective date of acquisition or to their effective date of sale.

(c) Net sales and revenue recognition:

        Net sales consist of sales to third parties after trade discounts and exclude sales taxes. Revenue is recognized at the time products are delivered or services rendered to external customers.

(d) Goodwill:

        Goodwill represents the excess of the cost of shares in subsidiaries over the fair value of their net assets acquired based on Group accounting policies. It is capitalized and amortized over a period of 40 years as the directors believe that the durability of the business can be demonstrated and the value of goodwill is capable of being continually reassessed. The carrying value of goodwill is subject to an impairment review at the end of the first full year following the year of acquisition and annually thereafter.

(e) Depreciation:

        Freehold and long leasehold land are not depreciated. Short leasehold land and buildings are depreciated over the remaining period of the lease, adjusted for estimated residual value. In the main, other tangible fixed assets are depreciated by equal annual installments over their estimated useful lives at the following rates:

Freehold and long leasehold buildings	1–5%	Plant and machinery	3–33%
Fixtures and fittings	10–25%	Motor vehicles	20–25%

(f) Timberlands:

        The cost of acquiring, establishing and maintaining forestry plantations are classified as timberlands. Depletion of timberlands represents the charge to income relating to the timber extracted in the year.

(g) Leasing:

        Assets acquired under finance leases are capitalized and included in tangible fixed assets and depreciated in accordance with Group depreciation policy. Payments under operating leases are expensed over the period of the lease.

(h) Inventory valuation:

        Inventory is valued at the lower of cost and net realizable value. Cost includes direct costs plus applicable factory and other overheads. Net realizable value is the actual or estimated selling price less all applicable costs incurred or likely to be incurred in the realization of the selling price. Full provision is made for all damaged, deteriorated, obsolete and unusable materials.

(i) Debt instruments:

        The finance costs of debt instruments, which is the difference between the net proceeds and the total amount payable under the instrument, are accounted for over the life of the instrument at a constant rate of interest on the outstanding balance. The proceeds of debt instruments, net of issue costs, are shown as liabilities on the balance sheet.

(j) Derivative instruments:

        The Group uses forward currency contracts to reduce exposure to foreign exchange rates. The Group also uses interest rate swaps to adjust interest rate exposures. The Group considers its derivative instruments qualify for hedge accounting when certain criteria are met.

Forward foreign currency contracts

        The criteria for forward foreign currency contracts are:

  •
  The instrument must be related to a foreign currency asset or liability that is probable and whose characteristics have been identified; and

  •
  It must reduce the risk of foreign currency exchange movements on our operations.

        The rates under such contracts are used to record the hedged item. As a result, gains and losses are offset against the foreign exchange gains and losses on the related financial assets and liabilities, or where the instrument is used to hedge a committed, or probable, future transaction, are deferred until the transaction occurs. Gains/losses arising on hedges of anticipated transactions are recorded in the income statement when such anticipated transactions are no longer likely to occur.

Interest rate swaps

        The Group's criteria for interest rate swaps are:

  •
  The instrument must be related to an asset or a liability; and

  •
  It must change the character of the interest rate by converting a variable rate to a fixed rate or vice versa.

        Interest differentials are recognized and included in interest payable or receivable as appropriate.

        Interest rate swaps are not revalued to fair value and are not shown on the Group balance sheet.

Currency swaps

        The Group enters currency swap agreements to reduce the impact of foreign currency rate fluctuations arising from unmatched foreign currency assets and liabilities. Related foreign currency assets and liabilities are accounted for in the currency of the underlying swap agreement and translated at the closing rate.

(k) Foreign Currencies:

        Foreign currency transactions are translated at the rate of exchange ruling at the date of the transaction or, if hedged forward, at the rate of exchange under the related forward currency contract. Assets and liabilities denominated in foreign currencies are translated at the closing rate or, if hedged forward, at the rate of exchange under the related forward currency contract. The resulting profits or losses are dealt with in the statement of income.

        The balance sheets of subsidiaries are translated using the closing rate method. The statements of operations and cash flow are translated at average rates ruling for the relevant period. Resulting currency differences, together with those arising on hedging activities, are dealt with in reserves. The transactions of operations in hyper-inflationary economies are reported using a relatively stable currency as the functional currency. The translation gains and losses arising are recognized in the statement of operations.

(l) Post Retirement Benefits:

        From September 3, 2002 (the date of acquisition), JSG Funding has adopted FRS 17—`Retirement Benefits'. FRS 17 applies to all types of benefits that an employer provides after employees have completed their service, including pensions and other post retirement benefits. The expected increase in the present value of scheme liabilities arising from employee service in the current or prior periods is charged against operating income. The expected returns on the schemes assets and the increase during the period in the present value of the schemes liabilities arising from the passage of time are included in the statement of income as `Other Financial Expense'. Differences between the expected and the actual return on plan assets, together with the effect of changes in the current or prior assumptions underlying the liabilities are recognized in the statement of recognized gains and losses. Scheme assets are valued at fair value and scheme liabilities are measured using the projected unit method. Net scheme assets and liabilities, reduced by deferred tax amounts, are recorded on the balance sheet as a pension surplus or deficit as appropriate.

        Prior to September 3, 2002, pension costs were recognized in income on a systematic basis so that the cost of providing retirement benefits to employees was evenly matched to the service lives of the employees concerned. Any excess or deficiency of the actuarial value of assets over the actuarial value of liabilities was amortized over the average remaining service lives of the relevant, then current employees. Any surplus or deficit within a scheme was not recognized on the balance sheet. The cost of providing post retirement health care benefits to employees was recognized on an actuarial basis. The effect of the adoption of FRS 17 on reported income from the date of acquisition is not material.

(m) Deferred taxation:

        Predecessor adopted FRS 19—'Deferred Tax' effective from January 1, 2002. Under this standard full provision is made for deferred tax arising from timing differences between the recognition of gains and losses in the financial statements and their recognition in tax computations. In adopting FRS 19, we have chosen not to discount deferred tax assets and liabilities.

(n) Research and development:

        Research and development expenditure is written off as incurred.

(o) Use of estimates:

        The preparation of financial statements requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from those estimates.

3 Segmental Analyses

        The Group is an integrated paper and board manufacturer and converter. The Group has identified reportable segments on a geographic basis. In Europe, the Group has two reportable segments: (1) Packaging and (2) Specialities. The Packaging segment is highly integrated. It includes a system of mills and plants that produces a full line of containerboard that is converted into corrugated containers. The primary products of the Specialities segment include décor base paper (from April 1, 2002), graphicboard and paper sacks. Additionally, there are central costs which represent corporate governance costs, including executive costs, and costs of the Group's legal, company secretarial, pension administration, tax, treasury and controlling functions and other administrative costs.

        Set out below are segmental analyses of sales, income before taxes and equity minority interests, total assets, long lived assets, net operating assets, capital expenditure, depreciation, depletion and amortization expense and investments in equity method investees. The analysis of income includes the Group's share of the income before exceptional items, interest and taxes of associates. A geographical analysis of employees can be found in Note 6 and of income taxes in Note 9.

Sales—third party (external net sales)

	Successor		Predecessor
	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002	2001
	€000	€000	€000	€000
Packaging	2,968,784	849,820	1,686,198	2,523,264
Specialities	991,874	347,952	520,197	489,061

Europe	3,960,658	1,197,772	2,206,395	3,012,325
United States and Canada	104,355	153,339	403,086	665,726
Latin America	681,302	224,464	524,599	833,599

	€4,746,315	€1,575,575	€3,134,080	€4,511,650

        Third party sales in Ireland were: €201,530,000 for the year ended December 31, 2003; €68,354,000 for the period September 3, 2002 through December 31, 2002; €126,349,000 for the period January 1, 2002 through September 2, 2002; and €206,655,000 for the year ended December 31, 2001.

Sales—Group and third party

	Successor		Predecessor
	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002	2001
	€000	€000	€000	€000
Packaging	4,029,387	1,129,725	2,246,357	3,364,145
Specialities	1,048,035	367,860	550,243	516,265

Europe	5,077,422	1,497,585	2,796,600	3,880,410
United States and Canada	104,355	153,339	403,086	665,726
Latin America	1,067,021	350,831	828,750	1,314,834

	€6,248,798	€2,001,755	€4,028,436	€5,860,970

Income before taxes and equity minority interests

	Successor		Predecessor
	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002	2001
	€000	€000	€000	€000
Packaging	213,918	91,710	128,400	265,030
Specialities	88,020	24,821	34,985	22,157
Associates	9,447	5,608	18,120	28,594

Europe	311,385	122,139	181,505	315,781

Packaging	7,775	16,966	18,114	21,557
Associates	—	—	92,408	207,582

United States and Canada	7,775	16,966	110,522	229,139

Packaging	86,180	18,129	61,638	127,453
Associates	506	791	3,726	5,476

Latin America	86,686	18,920	65,364	132,929

Asia (Associates)	2,202	826	3,218	560

Unallocated centre costs	(22,461)	(6,599)	(31,968)	(43,063)

Income before goodwill amortization,
interest and exceptional items	385,587	152,252	328,641	635,346
Goodwill amortization	(44,548)	(10,090)	(5,794)	(8,820)
Group net interest	(297,737)	(87,488)	(55,595)	(85,568)
Share of associates net interest	(2,062)	(386)	(74,387)	(154,654)

Income before exceptional items	41,240	54,288	192,865	386,304
Reorganization and restructuring costs	(35,006)	(11,978)	(12,484)	(23,763)
Impairment of property, plant and equipment	—	—	—	(26,642)
Income on sale of assets and businesses	5,560	—	20,440	—
Share of associates' exceptional costs	—	—	(7,541)	(10,895)

	€11,794	€42,310	€193,280	€325,004

Total assets

	2003	2002
	€000	€000
Packaging	2,524,444	2,068,710
Specialities	757,590	867,302

Europe	3,282,034	2,936,012
United States and Canada	2,729	185,682
Latin America	700,197	763,161
Asia	—	28,006
Group centre	99,570	137,355

	4,084,530	4,050,216
Consolidated goodwill	1,455,133	1,543,545
Amounts due by affiliates	277,264	248,847

	€5,816,927	€5,842,608

Long lived assets

	2003	2002
	€000	€000
Packaging	1,523,821	1,159,530
Specialities	463,882	491,696

Europe	1,987,703	1,651,226
United States and Canada	—	81,465
Latin America	443,336	476,259
Group centre	4,907	5,304

	2,435,946	2,214,254
Consolidated goodwill	1,455,133	1,543,545

	€3,891,079	€3,757,799

        Long lived assets in Ireland were €191,139,000 and €174,086,000 at the years ended December 31, 2003 and 2002 respectively.

Net operating assets

	2003	2002
	€000	€000
Packaging	1,792,346	1,446,584
Specialities	582,744	620,241

Europe	2,375,090	2,066,825
United States and Canada	(5,541)	137,104
Latin America	559,432	621,147
Asia	(1,106)	26,053
Group centre	(4,708)	(15,573)

Net operating assets	2,923,167	2,835,556
Consolidated goodwill	1,455,133	1,543,545
Amounts due by affiliates	275,562	248,847
Unallocated net liabilities	(3,758,506)	(3,749,849)

Group shareholders' equity	€895,356	€878,099

A reconciliation of net operating assets above to shareholders' equity is as follows:

	2003	2002
	€000	€000
Per segmental analysis of net operating assets	2,923,167	2,835,556

Consolidated goodwill	1,455,133	1,543,545
Amounts due by affiliates	275,562	248,847

Unallocated assets	1,730,695	1,792,392

Net borrowing	(3,072,822)	(3,112,259)
Deferred debt issuance costs	110,650	125,255
Corporation tax	(64,147)	(74,759)
Dividends proposed	—	—
Capital lease creditors	(28,280)	(22,587)
Deferred income	—	—
Provisions for liabilities and charges	(234,952)	(222,853)
Pension liabilities	(355,309)	(294,696)
Minority interests (equity interests)	(113,646)	(147,950)

Unallocated net liabilities	(3,758,506)	(3,749,849)

Shareholders' equity	€895,356	€878,099

        Total assets comprise fixed assets and current assets. Long lived assets comprise property, plant and equipment and capitalized goodwill. Net operating assets comprise total assets less total liabilities but excluding all assets and liabilities of a financing nature.

Capital expenditure

	Successor		Predecessor
	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002	2001
	€000	€000	€000	€000
Packaging	130,340	56,967	53,329	73,398
Specialities	45,499	15,462	25,461	40,104

Europe	175,839	72,429	78,790	113,502
United States and Canada	1,365	4,804	7,343	11,831
Latin America	30,308	13,640	33,403	51,506
Group centre	6	266	84	374

	€207,518	€91,139	€119,620	€177,213

Depreciation, depletion and amortization expense

	Successor		Predecessor
	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002	2001
	€000	€000	€000	€000
Packaging	164,762	48,171	99,748	143,039
Specialities	43,700	15,503	24,039	20,129

Europe	208,462	63,674	123,787	163,168
United States and Canada	2,244	3,077	10,213	17,510
Latin America	42,490	15,546	32,158	48,224
Group Centre	270	274	402	1,042

Depreciation and depletion	253,466	82,571	166,560	229,944
Goodwill amortization	44,548	10,090	5,794	8,820

	€298,014	€92,661	€172,354	€238,764

Investments in equity method investees

	2003	2002
	€000	€000
Europe	57,769	79,199
United States and Canada	—	6,450
Latin America	11,516	38,441
Asia	—	26,949

	€69,285	€151,039

4 Net Operating Expenses

	Successor		Predecessor
	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002	2001
	€000	€000	€000	€000
Distribution costs	337,489	94,905	188,221	244,874
Administrative expenses	647,734	190,904	469,816	641,972
Other operating income	(2,878)	(1,804)	(1,618)	(2,882)

	€982,345	€284,005	€656,419	€883,964

        In 2003, a gain of €18 million on the sale of development land at the K Club has been netted against administrative expenses.

5 Exceptional Items

	Successor		Predecessor
	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002	2001
	€000	€000	€000	€000
Group
Property, plant and equipment impairment provision	—	—	—	(26,642)
Reorganization and restructuring costs	(35,006)	(11,978)	(12,484)	(23,763)
Income on sale of assets and businesses	5,560	—	20,440	—

	€(29,446)	€(11,978)	€7,956	€(50,405)

	Successor		Predecessor
	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002	2001
	€000	€000	€000	€000
Associates
Merger and restructuring costs	—	—	(3,253)	(7,573)
Debt extinguishment costs	—	—	(4,288)	(3,322)

	—	—	€(7,541)	€(10,895)

Group

        The Group has recorded costs of €35,006,000 representing reorganization and restructuring costs, mainly in the European Packaging division. This figure includes redundancy, closure and reorganization costs. The main closure costs relate to our Lestrem mill in France, which was permanently closed in October 2003. The related tax relief of €9,367,179 is included in Taxes on income.

        The Group has reported a gain of €5,560,000 in respect of the disposal of its Maltese box plant and the sale of land at Orsenigo and Asti in Italy. The related tax charge of €2,085,620 is included in Taxes on income.

6 Employees and Remuneration

        The average number of persons employed by the Group by geographical area in the financial year was:

	Successor		Predecessor
	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002	2001
Europe	22,348	19,842	19,053	17,061
United States and Canada	639	2,620	2,773	3,031
Latin America	7,318	6,871	6,727	6,659

	30,305	29,333	28,553	26,751

Associates' employees	1,798	1,966	43,555	43,968

	Successor		Predecessor
	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002	2001
	€000	€000	€000	€000
The staff costs comprise:
Wages and salaries	881,043	294,887	575,625	822,896
Social welfare	190,586	57,894	106,281	142,138
Pensions	65,859	24,686	43,285	62,507

	€1,137,488	€377,467	€725,191	€1,027,541

7 Interest Expense

	Successor		Predecessor
	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002	2001
	€000	€000	€000	€000
Interest payable and similar charges:
On bank loans and overdrafts
—repayable within 5 years, by instalment	26,614	9,513	8,376	10,990
—repayable within 5 years, other than by instalment	3,207	9,350	10,239	22,949

	29,821	18,863	18,615	33,939
On all other loans	279,547	73,855	47,266	74,682

	€309,368	€92,718	€65,881	€108,621

8 Income Before Taxes

	Successor		Predecessor
	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002	2001
	€000	€000	€000	€000
Income before taxes is stated after charging:
Depreciation, depletion and amortization expense	298,014	92,661	172,354	238,764

Auditors' remuneration (including expenses)	3,675	2,171	1,448	2,728

Operating lease rentals plant and machinery	10,404	2,200	4,434	11,506

Operating lease rentals other	6,110	1,910	4,204	4,973

Loss/(gain) on foreign currency borrowing less deposits	6,401	893	(2,813)	2,154

Research and development costs	4,979	1,486	3,425	5,240

        Directors' emoluments, including pension contributions, for 2003 amounted to €3,250,000. Directors' emoluments, including pension contributions, for the period from September 3, 2002, through December 31, 2002, amounted to €1,877,000.

        The following amounts relating to acquisitions and discontinued operations are included in arriving at Cost of sales and Net operating expenses in the Consolidated Statement of Operations.

	Successor		Predecessor
	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002	2001
	€000	€000	€000	€000
Cost of sales:
Acquisitions	362,094	—	—	—
Disposals	84,663	123,510	336,162	555,717
Net operating expenses:
Acquisitions	126,443	—	—	—
Disposals	12,066	17,281	50,849	89,767

9 Taxation

	Successor		Predecessor
	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002	2001
	€000	€000	€000	€000
Current taxation
Europe	32,463	18,114	36,858	79,783
United States and Canada	(686)	1,660	4,224	5,311
Latin America	25,547	7,216	19,005	26,165

	57,324	26,990	60,087	111,259

Deferred taxation
Europe	4,769	1,482	1,291	(12,268)
United States and Canada	5	337	667	1,916
Latin America	(2,811)	1,233	(1,188)	631

	1,963	3,052	770	(9,721)

Taxes on income
Holding Company and subsidiaries	59,287	30,042	60,857	101,538
Share of associates	3,067	1,353	17,032	36,027

	€62,354	€31,395	€77,889	€137,565

Deferred taxation arises as follows
Capital allowances	1,068	345	1,791	(6,996)
Other	895	2,707	(1,021)	(2,725)

	€1,963	€3,052	€770	€(9,721)

        Current taxation represents corporation tax or its equivalent on the taxable income in each jurisdiction and unrelieved overseas tax on dividends. In 2003, unrelieved overseas tax on dividends amounted to €473,631. For the periods January 1 through September 2, 2002 and September 3 through December 31, 2002 respectively, unrelieved overseas tax on dividends amounted to €488,827 and €108,686 (2001: €526,971). In 2003, the amount of current taxation relating to Ireland was a credit of €3,295,000. For the periods January 1 through September 2, 2002 and September 3 through December 31, 2002 respectively, the amount of current taxation relating to Ireland was €4,667,000 and €1,100,000 (2001: €11,120,000). In 2003, the amount of deferred taxation relating to Ireland was €5,225,000. For the periods January 1 through September 2, 2002 and September 3 through December 31, 2002 respectively, the amount of deferred taxation relating to Ireland was nil (2001: nil).

        From January 1, 2002, the Group adopted FRS 19—'Deferred Tax', which requires full provision to be made for deferred taxation arising on timing differences between the recognition of gains and losses in the financial statements and their recognition in the tax computation.

        The deferred taxation charge of €1,963,000 for 2003 includes €251,000 in respect of pensions.

        The Group has availed of a reduced taxation rate of 10%, which applies to certain manufacturing and financial service operations in Ireland. The reduced rate is due to expire in 2005 for financial service operations and 2010 for manufacturing operations.

Income before tax is analyzed as follows:

	Successor		Predecessor
	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002	2001
	€000	€000	€000	€000
Ireland	(35,622)	(19,404)	17,468	61,316
Foreign	111,317	76,944	138,105	246,250
Associates	10,093	6,838	43,086	87,558
Unallocated goodwill amortization	(44,548)	(10,090)	(5,794)	(8,820)
Exceptional items (Note 5)	(29,446)	(11,978)	415	(61,300)

	€11,794	€42,310	€193,280	€325,004

        Based on current capital investment plans, the Group expects to continue to be able to claim capital allowances in excess of depreciation in future years but at a slightly lower level than in the current year.

        The total tax charge in future periods will be affected by any changes to the corporation tax rates in force in the countries in which the Group operates. The current tax charges will also be affected by changes in the excess of tax depreciation over book depreciation and the use of tax credits.

        The following table relates the applicable Republic of Ireland statutory tax rate to the effective tax rate of the Group, obtained by computing the tax charge as a percentage of income before taxes and minority shareholders' interest:

	Successor		Predecessor
	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002	2001
	%	%	%	%
Corporation tax at Irish statutory rate	12.5	16.0	16.0	20.0
Adjusted for:
Income subject to a higher rate of tax than the Irish statutory rate	387.6	36.6	27.6	23.8
Income subject to a lower rate of tax than the Irish statutory rate	—	—	—	(11.1)
Expenditure not deductible for tax purposes	268.8	30.9	7.3	11.3
Utilization of tax losses	(139.1)	(6.5)	(3.1)	(0.9)
Adjustments to tax charge in respect of previous periods	2.8	3.7	0.5	(0.8)
Profits arising not subject to tax	(3.9)	(6.5)	(8.0)	—

	528.7	74.2	40.3	42.3

10 Dividends

	Successor		Predecessor
	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002	2001
	€000	€000	€000	€000
Ordinary:
Paid
Ordinary interim per share (2001: 2.625c)	—	—	—	28,446

Proposed
Final dividend per share (2001: 4.662c)	—	—	—	50,575

	—	—	—	€79,021

11 Net Borrowing

	2003	2002
	€000	€000
Cash at bank and in hand	179,067	184,331
Total borrowing (Note 20)	3,251,889	3,296,590

	€3,072,822	€3,112,259

12 Accounts Receivable and Prepayments

	2003	2002
	€000	€000
Amounts falling due within one year:
Trade receivables	876,008	900,424
Less: Provision for bad and doubtful debts	54,840	42,657

	821,168	857,767
Amounts owed by associates	6,056	10,140
Other receivables	37,173	87,274
Prepayments and accrued income	34,441	43,753

	898,838	998,934
Amounts falling due after more than one year:
Other receivables	12,605	17,247

	€911,443	€1,016,181

13 Inventories

	2003	2002
	€000	€000
Raw materials	120,026	145,325
Work in progress	26,238	34,892
Finished goods	204,678	182,490
Other	126,490	107,500

	€477,432	€470,207

14 Investments

	2003	2002
	€000	€000
Associates (Note 14 (i))	69,285	151,039
Other investments (Note 14 (ii))	11,357	14,204

	€80,642	€165,243

Note 14 (i): Associates

Successor	Share of net assets	Loans	Total
	€000	€000	€000
September 3, 2002 Acquired	142,058	8,792	150,850
Additions	6,279	—	6,279
Retained earnings	4,019	—	4,019
Transfer to affiliates	(9,523)	—	(9,523)
Repayment	—	(1,368)	(1,368)
Reclassification	91	—	91
Currency adjustment	1,079	(388)	691

December 31, 2002	144,003	7,036	151,039
Fair value adjustment	(5,646)	—	(5,646)
Additions	4,089	—	4,089
Acquisitions	763	—	763
Retained earnings	4,603	—	4,603
Sales	(41,656)	—	(41,656)
Repayment	—	(6,728)	(6,728)
Reclassification on acquisition	(35,030)	—	(35,030)
Currency adjustment	(2,153)	4	(2,149)

December 31, 2003	€68,973	€312	€69,285

        We have one remaining significant associate—Duropack AG in Austria, of which we own 40%.

Predecessor	Share of net assets	Loans	Total
	€000	€000	€000
December 31, 2000	1,484,859	4,816	1,489,675
Additions	28,429	4,707	33,136
Retained earnings	24,577	—	24,577
Sales	(5,058)	—	(5,058)
Reclassification	8,844	—	8,844
Currency adjustment	69,670	263	69,933

December 31, 2001	€1,611,321	€9,786	€1,621,107

Note 14 (ii): Other Investments

Successor	Listed* Cost	Unlisted Cost	Total
	€000	€000	€000
September 3, 2002 Acquired	6,717	74,940	81,657
Additions	753	583	1,336
Transfer to affiliates	—	(68,090)	(68,090)
Reclassification	(467)	32	(435)
Sales	(52)	(24)	(76)
Write off to statement of operations	(21)	—	(21)
Currency adjustment	(4)	(163)	(167)

December 31, 2002	6,926	7,278	14,204
Additions	392	269	661
Acquisitions	19	2,834	2,853
Reclassification	38	(5,260)	(5,222)
Sales	(787)	(16)	(803)
Currency adjustment	(15)	(321)	(336)

December 31, 2003	€6,573	€4,784	€11,357

Predecessor	Listed* Cost	Unlisted Cost	Total
	€000	€000	€000
December 31, 2000	6,085	53,497	59,582
Additions	702	5,601	6,303
Reclassification	(2)	(8,562)	(8,564)
Sales	(50)	(3,708)	(3,758)
Write off to statement of operations	(14)	—	(14)
Currency adjustment	5	141	146

December 31, 2001	€6,726	€46,969	€53,695

*
Listed on a recognized stock exchange

        Other investments are stated at cost. The market value of the listed investments at December 31, 2003 was €6,545,000 (2002: €7,028,000; 2001: €6,987,000)

15 Property, Plant and Equipment

	Land & Buildings
Successor			Plant and Equipment
	Freehold	Leasehold		Total
	€000	€000	€000	€000
Cost or valuation
September 3, 2002 Acquired	897,687	33,821	3,058,488	3,989,996
Additions	12,374	—	76,420	88,794
Retirements	(4,466)	(2)	(37,962)	(42,430)
Reclassification	23,810	—	(11,693)	12,117
Transfer to affiliates	(52,745)	—	(104,000)	(156,745)
Currency adjustment	(15,366)	(103)	(67,255)	(82,724)

December 31, 2002	861,294	33,716	2,913,998	3,809,008

Fair value adjustment	97,459	—	97,670	195,129
Reclassification	8,404	(329)	(46,191)	(38,116)
Acquisitions	93,412	6,562	169,411	269,385
Additions	21,354	—	179,652	201,006
Businesses sold	—	—	(165,386)	(165,386)
Retirements	(16,217)	(302)	(82,874)	(99,393)
Currency adjustment	(47,025)	(1,494)	(153,406)	(201,925)

December 31, 2003	1,018,681	38,153	2,912,874	3,969,708

Depreciation
September 3, 2002 Acquired	146,042	7,814	1,555,428	1,709,284
Charged	12,093	333	67,449	79,875
Retirements	(1,989)	3	(34,054)	(36,040)
Reclassification	687	—	(5,116)	(4,429)
Transfer to affiliates	(11,173)	—	(36,906)	(48,079)
Currency adjustment	(3,743)	(5)	(40,161)	(43,909)

December 31, 2002	141,917	8,145	1,506,640	1,656,702

Reclassification	(1,159)	(92)	(43,525)	(44,776)
Charged	25,141	1,231	220,438	246,810
Businesses sold	—	—	(96,144)	(96,144)
Retirements	(4,494)	(316)	(72,059)	(76,869)
Currency adjustment	(9,542)	(84)	(91,825)	(101,451)

December 31, 2003	151,863	8,884	1,423,525	1,584,272

Net book amount December 31, 2003	€866,818	€29,269	€1,489,349	€2,385,436

Net book amount December 31, 2002	€719,377	€25,571	€1,407,358	€2,152,306

Timberland
€000
September 3, 2002 Acquired	66,854
Additions	2,345
Depletion	(2,696)
Currency adjustment	(4,555)

31 December 2002	61,948

Additions	6,512
Fair value adjustment	(945)
Depletion	(6,656)
Currency adjustment	(10,349)

31 December 2003	€50,510

Net book amount December 31, 2003	€2,435,946

Net book amount December 31, 2002	€2,214,254

	Land & Buildings
Predecessor			Plant and Equipment
	Freehold	Leasehold		Total
	€000	€000	€000	€000
Cost or valuation
December 31, 2000	891,317	32,578	2,713,119	3,637,014
Acquisitions	—	—	3,410	3,410
Additions	17,934	5,106	144,075	167,115
Retirements	(26,540)	(1,693)	(93,078)	(121,311)
Reclassification	(100,684)	(747)	(67)	(101,498)
Currency adjustment	16,586	209	56,205	73,000

December 31, 2001	798,613	35,453	2,823,664	3,657,730

Depreciation
December 31, 2000	133,061	8,620	1,356,506	1,498,187
Charged	19,737	1,099	201,781	222,617
Retirements	(7,054)	(1,179)	(77,525)	(85,758)
Reclassification	(5,477)	(664)	(20,553)	(26,694)
Impairment writedown	—	—	26,642	26,642
Currency adjustment	3,669	64	30,710	34,443

December 31, 2001	143,936	7,940	1,517,561	1,669,437

Net book amount December 31, 2001	€654,677	€27,513	€1,306,103	€1,988,293

Timberland
€000
December 31, 2000	—
Additions	10,098
Reclassification	92,633
Depletion	(7,327)
Currency adjustment	4,322

December 31, 2001	€99,726

Net book amount December 31, 2001	€2,088,019

Land and Buildings

        Included in tangible assets is an amount for land of €288,434,000 (2002: €243,964,000; 2001 €225,288,000).

Capitalized leased property, plant and equipment

        Included in the net book amount of tangible assets is an amount for capitalized leased assets of €65,687,000 (2002: €70,981,000; 2001: €115,943,000). The depreciation charge for capitalized leased assets for 2003 was €10,794,000 and the related finance charges amounted to €2,164,000. The depreciation charge for capitalized leased assets for the periods January 1, 2002 through September 2, 2002 and September 3, 2002 through December 31, 2002 was €8,866,000 and €3,799,000 respectively and the related finance charges amounted to €1,186,000 and €570,000 respectively (2001: €14,530,000 and €1,728,000 respectively).

Reclassifications

        The reclassifications, in 2001, within both Cost and Depreciation relate principally to the reclassification of Timberlands. Historically, both the original cost and the related aggregate depreciation were recorded in Freehold Land and Buildings. Other amounts relate mainly to the removal of fully depreciated assets no longer in use. These reclassifications have no impact on the net book value or the annual depreciation charge.

16 Intangible Assets

Successor	Goodwill
€000
September 3, 2002 Arising on Acquisition	1,558,994
Amortization	(10,090)
Currency adjustment	(5,359)

December 31, 2002	1,543,545
Acquisitions	174,659
Disposals	(80,543)
Fair value adjustments	(142,723)
Amortization	(44,548)
Currency adjustment	4,743

December 31, 2003	€1,455,133

Predecessor	Goodwill
€000
December 31, 2000	146,778
Acquisitions	19,573
Amortization	(8,820)
Currency adjustment	(1,014)

December 31, 2001	€156,517

17 Accounts Payable and Accrued Liabilities

	2003	2002
	€000	€000
Trade payables	603,947	608,959
Amounts owed to associates—trading balances	3,239	2,314
Taxation creditors (Note 18)	86,975	108,135
Deferred acquisition consideration	3,178	—
Social welfare	51,450	41,413
Accruals	200,051	211,150
Capital payables	23,372	21,185
Other payables	59,076	99,889
Capitalized lease obligations	13,354	4,384

	€1,044,642	€1,097,429

18 Taxation Creditors

	2003	2002
	€000	€000
Current taxation	64,147	74,759
Payroll taxes	27,593	27,053
VAT and other sales taxes	(4,765)	6,323

	€86,975	€108,135

19 Long Term Debt and Other Long Term Liabilities

	2003	2002
	€000	€000
Borrowing—due after more than one year (Note 20)	3,118,074	3,134,436
Deferred debt issuance costs	(110,650)	(125,255)
Capitalized lease obligations	14,926	18,203

	€3,022,350	€3,027,384

20 Borrowing

Analysis of Net Debt

	2003	2002
	€000	€000
Senior credit facility:
Revolving credit facility(1)—interest at relevant interbank rate + 2.25%	—	23,839
Tranche A term loan(2a)—interest at relevant interbank rate + 2.25%	530,231	570,009
Tranche B term loan(2b)—interest at relevant interbank rate + 2.75%	469,178	469,178
Tranche C term loan(2c)—interest at relevant interbank rate + 3.25%	469,178	469,178
Yankee bonds (including accrued interest)(3)	415,971	428,086
Bank loans and overdrafts (net of cash)	(68,326)	15,279

Total subsidiary debt	1,816,232	1,975,569
2012 bonds (including accrued interest)(4)	998,689	891,465

Total senior debt	2,814,921	2,867,034
PIK units (including accrued interest)(5)	257,901	245,225

Net debt	3,072,822	3,112,259
Leases	28,280	22,587

Total net debt including leases	€3,101,102	€3,134,846

(1)
Revolving credit facility of €425 million (available under the senior credit facility) to be repaid in full in 2009.

(2a)
Term loan A due to be repaid in certain instalments up to 2009.

(2b)
Term loan B due to be repaid in full in 2010.

(2c)
Term loan C due to be repaid in full in 2011.

(3)
6.75% senior notes due 2005 of $234 million and 7.50% senior debentures due 2025 of $292.3 million.

(4)
10.125% senior notes due 2012 of €350 million and 9.625% senior notes due 2012 of $750 million.

(5)
100,000 € units and 150,000 US$ units of 15.5% subordinated notes due 2013.

	2003			2002
	Bank Loans and Overdrafts	Other Borrowing	Total	Bank Loans and Overdrafts	Other Borrowing	Total
	€000	€000	€000	€000	€000	€000
Analysis of borrowing by year of repayment
Within one year	102,439	31,376	133,815	126,935	35,219	162,154

Between 1 and 2 years	75,988	185,823	261,811	72,724	2,635	75,359
Between 2 and 3 years	86,585	1,934	88,519	77,475	150,481	227,956
Between 3 and 4 years	156,056	1,668	157,724	101,019	2,256	103,275
Between 4 and 5 years	95,770	1,160	96,930	127,239	12,591	139,830
Thereafter
By instalment	155,078	3,571	158,649	253,198	5,295	258,493
Other than by instalment	921,282	1,433,159	2,354,441	948,139	1,381,384	2,329,523

Due after more than one year	1,490,759	1,627,315	3,118,074	1,579,794	1,554,642	3,134,436

Total borrowing	€1,593,198	€1,658,691	€3,251,889	€1,706,729	€1,589,861	€3,296,590

	2003		2002
	Within One Year	After One Year	Within One Year	After One Year
	€000	€000	€000	€000
Analysis of borrowing
Secured bank loans and overdrafts:
Overseas loans	13,143	11,860	9,542	44,998
Domestic loans	42,647	1,390,540	14,706	1,479,602

	55,790	1,402,400	24,248	1,524,600
Unsecured bank loans and overdrafts:
Overseas loans	31,749	11,253	80,977	41,139
Domestic loans	14,900	77,106	21,710	14,055

	46,649	88,359	102,687	55,194

Total bank loans and overdrafts	102,439	1,490,759	126,935	1,579,794

Secured other loans	—	412,535	—	423,829
Unsecured other loans	31,376	1,214,780	35,219	1,130,813

Total other loans	31,376	1,627,315	35,219	1,554,642

Total borrowing	€133,815	€3,118,074	€162,154	€3,134,436

        Security comprises fixed and floating charges over the assets of certain subsidiaries and pledges over the Group's shareholding in certain of its subsidiaries.

        Included in secured other loans are the following long term obligations:

'000
Guaranteed Senior Notes 6.75% due 2005	$234,000
Guaranteed Debentures 7.50% due 2025	$292,300

        Included in unsecured other loans are the following long term obligations:

'000
Senior Notes 10.125% due 2012	€350,000
Senior Notes 9.625% due 2012	$750,000
100,000 € units of 15.5% subordinated notes due 2013	€100,000
150,000 $ units of 15.5% subordinated notes due 2013	$150,000

        Committed facilities amounted to €3,517,760,000 (2002: €3,597,165,000) of which €3,091,589,000 (2002: €3,145,750,000) were utilized at December 31, 2003. The weighted average period until maturity of undrawn committed facilities is 5.7 years (2002: 6.1 years).

Maturity of Undrawn Committed Facilities

	2003	2002
	€000	€000
Within 1 year	—	848
Between 1 and 2 years	1,171	48,056
More than 2 years	425,000	402,511

	€426,171	€451,415

Financial instruments and risk management

        The operating parameters and policies of treasury management are established under board authority. The formal treasury policy covers the areas of funding, counterparty risk, foreign exchange, controls and derivatives. Risk arising on counterparty default is controlled within a framework of dealing with high quality institutions that meet certain minimum criteria. The Group uses derivative instruments in the management of interest rate and currency risk.

        The Group's financial instruments, other than derivatives, comprise borrowing, cash and liquid resources, and various items, such as trade debtors, trade creditors etc, that arise directly from its operations. The Group uses derivative financial instruments primarily to manage its exposure to market risks from changes in interest and foreign exchange rates. The Group does not enter into or issue derivative financial instruments for trading or speculative purposes. The Group's policy is to centrally manage interest rate and currency exposure.

(a)   Interest rate risk management

        The Group manages interest rate exposure to achieve an appropriate balance of fixed and variable rate funding. To achieve this objective, the Group enters into interest rate swaps, options and forward rate agreements. Interest rate swap agreements are used to change the interest receivable or payable on the Group's underlying cash and borrowing from variable to fixed rates or from fixed to variable rates. At the year end, 70% (2002: 65%) of the Group's borrowing was at fixed rates after taking account of interest rate swaps. The weighted average interest rate on borrowing outstanding at the year end was 7.89% (2002: 8.15%).

        Outstanding interest rate swap agreements at December 31, 2003 are summarized as follows:

Currency	Notional Principal (Millions)	Termination Dates	% Fixed Payable	% Variable Receivable		% Fixed Receivable	% Variable Payable
EUR	600	2005	3.43-3.505	Euribor	(1)	—	—
EUR	10	2006	4.37	Euribor		—	—
SEK	94	2006	—	—		5.24	Stibor	(2)
EUR	400	2007	3.39-3.457	Euribor		—	—

(1)
European Interbank Offered Rate

(2)
Stockholm Interbank Offered Rate

        Outstanding interest rate swap agreements at December 31, 2002 are summarized as follows:

Currency	Notional Principal (Millions)	Termination Dates	% Fixed Payable	% Variable Receivable		% Fixed Receivable	% Variable Payable
GBP	1	2003	7.46	Libor	(3)	—	—
GBP	1	2004	7.87	Libor		—	—
EUR	10	2003	5.37	Euribor		—	—
EUR	1,010	2005-2006	3.3825-4.37	Euribor		—	—
SEK	94	2006	—	—		5.24	Stibor

(3)
London Interbank Offered Rate

        After taking into account the various interest rate swaps and currency swaps entered into by the Group, the interest rate profile of the Group's financial liabilities at December 31, 2003 was:

				Fixed Rate financial liabilities
Currency	Total	Floating rate financial liabilities	Fixed rate financial liabilities	Weighted average interest rate %	Weighted average period until maturity Years
	€ Million	€ Million	€ Million
Euro	2,348	652	1,696	8.17	5.2
Sterling	125	124	1	6.96	1.7
US Dollar	645	52	593	11.08	9.0
Norwegian	44	44	—
Swedish Krona	86	86	—
Other	32	19	13

Total	€3,280	€977	€2,303

(b)   Foreign exchange risk management

        The Group manages its balance sheet having regard to the currency exposures arising from its assets being denominated in a wide range of currencies. To this end, where foreign currency assets are funded by borrowing, such borrowing is generally sourced in the currency of the related assets. The Group also hedges a portion of its currency exposure through the use of currency swaps and forward contracts. At December 31, 2003 the Group had entered into €185 million (2002: €156 million) currency equivalent of forward contracts and €85 million (2002: €93 million) equivalent of options contracts in respect of its day to day trading.

        Outstanding currency swap agreements at December 31, 2003 are summarized as follows:

Currency swapped		Currency received		Maturity date	Interest rate paid	Interest rate received
(Millions)		(Millions)
USD	195	EUR	200	2007	Euribor + 318	Libor + 300
USD	204	EUR	190	2012	9.6481	9.6491
USD	231	EUR	199	2005	Euribor + 464	6.8238
USD	136	EUR	101	2005	Euribor + 81	Libor + 93
USD	35	EUR	25	2005	Euribor + 708	7.55
USD	113	SEK	749	2005	Stibor + 597	7.55
USD	5	SEK	33	2005	Stibor + 110	Libor + 93

        Outstanding currency swap agreements at December 31, 2002 are summarized as follows:

Currency swapped		Currency received		Maturity date	Interest rate paid	Interest rate received
(Millions)		(Millions)
USD	195	EUR	200	2007	Euribor + 318	Libor + 300
USD	247	EUR	210	2005	Euribor + 462	6.8238
USD	136	EUR	101	2005	Euribor + 81	Libor + 93
USD	35	EUR	25	2005	Euribor + 708	7.55
USD	113	SEK	749	2005	Stibor + 597	7.55
USD	5	SEK	33	2005	Stibor + 110	Libor + 93

        At December 31, 2003 the Group had also entered into currency swaps of €187 million equivalent (2002: €291 million) as part of its short term liquidity management.

        Excluding the Group's Latin American operations, there were no significant transactional currency exposures at December 31, 2003, that gave rise to net currency gains and losses recognised in the profit and loss account. Such exposures comprise the monetary assets and liabilities of the Group that are not denominated in the operating (or 'functional') currency of the operating unit involved. As at December 31, 2003, transactional currency exposures in the Group's Latin American operations amounted to €20 million (2002: €3 million).

(c)   Fair value of financial instruments

        The carrying amounts and estimated fair values of the material financial instruments of the Group are as follows:

	2003		2002
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	€000	€000	€000	€000
Assets
Cash, short term deposits and liquid investments	179,067	179,067	184,331	184,331
Accounts receivable and prepayments	898,838	898,838	998,934	998,934
Publicly traded investments	6,573	6,545	6,926	7,028
Liabilities
Short term debt	133,815	133,815	162,154	162,154
Accounts payable and accrued liabilities	1,044,642	1,044,642	1,097,429	1,097,429
Medium and long term debt	3,118,074	3,231,342	3,134,436	3,123,381
Derivative financial instruments
Interest rate swap agreements		(13,802)		(1,105)
Currency swap agreements		(70,830)		77,269
Foreign exchange contracts		24,430		22,080
Energy hedging contracts		1,603		7,069

        The following methods and assumptions were used by the Group in estimating its fair value disclosures for financial instruments:

Cash, short term deposits and liquid investments, debtors and creditors:

        The carrying amount reported in the balance sheet approximates fair value because of the short maturity of these instruments.

Listed investments:

        These are valued based on quoted prices.

Short term debt and medium and long term debt:

        The fair value of the Group's debt is estimated using discounted cash flow analysis, based on the Group's current incremental borrowing rates for similar types of borrowing arrangements and maturities.

Interest rate swap agreements:

        The fair value of the Group's interest rate swap agreements is estimated using discounted cash flow analysis. In addition, the fair value amount includes the interest rate component of currency swaps.

Currency swap agreements and foreign exchange contracts:

        The fair value of these instruments is based on the estimated replacement cost of equivalent instruments at the balance sheet date.

        Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised. Unrecognised gains and losses on instruments used for hedging, and the movement therein, are as follows:

	Gains	Losses	Total net gains/(losses)
	€ Million	€ Million	€ Million
Unrecognized gains and losses on hedges at December 31, 2002	61	33	28
Gains and losses arising in previous years that were recognized in 2003	29	11	18

Gains and losses arising before December 31, 2002 that were not recognized in 2003	32	22	10
Gains and losses arising in 2003 that were not recognized in 2003	8	10	(2)

Unrecognized gains and losses on hedges at December 31, 2003	€40	€32	€8

Of which:
Gains and losses expected to be recognized in 2004	25	16	9

Gains and losses expected to be recognized in 2005 or later	15	16	(1)

(d)   Credit Risk

        Potential concentrations of credit risk to the Group consist principally of cash deposits, short term investments and trade debtors. The Group only deposits cash surpluses with quality credit rated banks and institutions that meet certain criteria and by policy limits the amount of credit exposure to any one bank or institution. Trade debtors comprise a large, widespread customer base. The Group mitigates the risk that counterparties to derivatives will fail to perform by contracting with major financial institutions having high credit ratings and considers the likelihood of counterparty failure to be remote. At December 31, 2003 the Group did not consider there to be any significant concentration of credit risk.

21 Provision for Liabilities and Charges

Successor	Deferred Income Taxes	Other Deferred Provisions	Total
	€000	€000	€000
September 3, 2002 Acquired	159,691	80,560	240,251
Charge to income	3,052	(7,659)	(4,607)
Paid in year	—	(2,061)	(2,061)
Transfer to affiliates	—	64	64
Reclassification	(1,283)	(5,408)	(6,691)
Currency adjustment	(2,564)	(1,539)	(4,103)

December 31, 2002	158,896	63,957	222,853
Charge to income	1,712 (1)	5,628	7,340
Paid in year	—	3,253	3,253
Acquisitions	3,626	2,571	6,197
Reclassification	18,001	(14,787)	3,214
Fair value adjustments	674	—	674
Currency adjustment	(6,083)	(2,496)	(8,579)

December 31, 2003	€176,826	€58,126	€234,952

Predecessor	Deferred Income Taxes	Other Deferred Provisions	Total
	€000	€000	€000
December 31, 2000	147,946	35,133	183,079
Charge to income	(9,721)	2,386	(7,335)
Paid in year	—	(4,373)	(4,373)
Acquisitions	—	(5)	(5)
Reclassification	(365)	1,913	1,548
Currency adjustment	853	974	1,827

December 31, 2001	€138,713	€36,028	€174,741

	Successor		Predecessor
	2003	2002	2001
	€000	€000	€000
Deferred taxation arises as follows:
Accelerated capital allowances	112,672	108,527	101,921
Other timing differences	64,154	50,369	36,792

	€176,826	€158,896	€138,713

(1)
The 2003 deferred tax charge to income of €1,712,000 excludes the deferred tax charge relating to pensions of €251,000. The 2003 deferred tax charge to income in Note 9 Taxation includes this amount.

        From January 1, 2002, we adopted FRS 19—'Deferred Tax' which requires full provision to be made for deferred tax arising from timing differences between the recognition of gains and losses in the financial statements and the tax computation. FRS 19 applies to accounting periods ending on or after January 23, 2002. In adopting FRS 19, we have chosen not to discount deferred tax assets and liabilities.

        At December 31, 2003, we had net operating loss carryforwards of €210 million which are available indefinitely. These loss carryforwards have a tax value of €65 million. Valuation allowances of €50 million have been established for a portion of these deferred tax assets. The realization of these deferred tax assets is dependent on future taxable income. Based upon recent levels of taxable income, we expect that our deferred tax assets, net of valuation allowances, will be fully utilized.

22 Contingent Liabilities

        In addition to litigation arising in the ordinary course of business, we are involved in certain civil and criminal proceedings in Spain arising out of a past acquisition. In November 1988, a subsidiary of JSG acquired Industrial Cartonera, S.A., or ICSA, a Spanish incorporated company, from a subsidiary of Torras Hostench S.A., or Torras. In early 1989, JSG acquired a 35% interest in another Spanish company called Industrias del Papel y de la Celulosa, S.A., or INPACSA, a former parent of ICSA. A number of individuals associated with Torras were charged by the public prosecutor in Madrid with diverting, for their own use, a substantial part of the purchase consideration paid by JSG for ICSA. The public prosecutor, on behalf of the minority shareholders of INPACSA, also claimed that certain transactions, including the transfer of ICSA by INPACSA which took place prior to JSG's acquisition of ICSA, caused damage to the minority shareholders of INPACSA. In 1998, the public prosecutor also charged JSG's Chairman, Dr. Michael W.J. Smurfit, as the representative of JSG, in these proceedings with respect to the alleged damage to the minority shareholders of INPACSA and Torras. A JSG subsidiary is also one of a number of parties against whom secondary civil liability has been claimed.

        JSG and Smurfit International B.V. have each indemnified Dr. Smurfit against loss or liability due to such proceedings. Bonds were posted with the Spanish court in the amount of €47 million, which equaled the amount of alleged damages, excluding interest. The maximum estimated total exposure relating to the liabilities, including interest through December 31, 2002, was approximately €118 million, for which no reserve had been taken and which amount will accrue interest until payment of any final judgment. Preliminary proceedings commenced in late March 2003 and on April 11, 2003, the court dismissed the proceedings against Dr. Smurfit, the JSG subsidiary and others. The bonds previously posted were released and the Spanish court took a lien over certain Spanish assets pending final resolution of the case including appeals. The final decision of the court was handed down in March 2004 and confirmed the earlier dismissal with respect to Dr. Smurfit and the JSG subsidiary. This decision may be appealed to a higher court. In the event of an appeal, we will defend the case vigorously. We cannot assure you, however, that the consequences of any future adverse findings, if any, will not have a material adverse effect on our financial position or results of operations.

        We are also the subject of litigation in the Dominican Republic arising from our acquisition in 1996 of a controlling interest in a small local corrugator owned by Industria Cartonera Dominicana. The lawsuits, alleging damages in excess of $300 million, are brought by a local competitor who is claiming loss of potential profits, as a consequence of our entry to the market. He is also alleging breach of contract. We believe these lawsuits are without merit and are defending them vigorously.

23 Lease Obligations

        Obligations under finance leases:

	2003	2002
	€000	€000
Payable within one year	14,307	5,902
Payable in one to two years	5,083	4,059
Payable in two to three years	3,640	4,586
Payable in three to four years	3,393	4,009
Payable in four to five years	2,890	3,561
Payable thereafter	2,572	5,088

Total minimum lease payments	31,885	27,205
Less amount representing interest	(3,605)	(4,618)

Present value of minimum lease payments	€28,280	€22,587

Current portion of capital lease obligations	13,354	4,384
Non-current portion of capital lease obligations	14,926	18,203

	€28,280	€22,587

        Commitments under operating leases, payable in the coming year, relate to leases expiring in the following periods:

	Land and Buildings	Other	Total
	€000	€000	€000
Within one year	363	8,445	8,808
Within two to five years inclusive	66	5,721	5,787
Over five years	3,065	507	3,572

	€3,494	€14,673	€18,167

        The total commitments under non-cancelable operating leases at December 31, 2003 are as follows:

2003
€000
Payable within one year	18,167
Payable in one to two years	10,051
Payable in two to three years	6,455
Payable in three to four years	5,079
Payable in four to five years	3,847
Payable thereafter	14,011

€57,610

24 Capital Commitments

        The following capital commitments authorized by the directors had not been provided for in the Group financial statements:

	2003	2002
	€000	€000
Contracted for	59,939	27,107
Not contracted for	37,125	33,532

	€97,064	€60,639

25 Employee Pension Plans and Similar Obligations

Successor

        The Group has pension plans for its employees in many of the countries in which it operates. The major occupational pension plans are of the defined benefit type. The Group's pension plans are accounted for in accordance with Financial Reporting Standard (FRS) 17—Retirement Benefits. FRS 17 applies to all types of benefits that an employer provides after employees have completed their service, including pensions and other post retirement benefits. The pension cost for the Group's major occupational pension plans has been determined using the projected unit credit method. The current agreed rates of contribution for future years are comparable to current levels.

        Periodic actuarial valuations are performed on all of the major plans, by independent professionally qualified actuaries, as follows: Europe between January 1, 2001 and December 31, 2003; United States on December 31, 2003; and Latin America between January 1, 2003 and December 31, 2003.

        The Group also operates plans in the U.S., which provide certain employees with post retirement health care benefits. Actuarial valuations of these plans were performed as at December 31, 2003 using the projected unit credit method. The principal assumption made by the actuaries was that the per capita weighted average assumed rate of increase in covered benefits was 11% (2002: 12%), reducing by 1% per annum until 2009. The effect of a 1% increase or decrease in the health care trend rate would not materially increase the accumulated post retirement benefit obligation as at December 31, 2003.

        The main financial assumptions used to calculate scheme liabilities under FRS 17 are set out below:

Major Assumptions	Europe	USA	Latin America
	%	%	%
December 2003
Rate of increase in salaries	1.5–4.00	4.00	2.00–7.50
Rate of increase to pensions in payment	Nil–4.00	Nil	Nil
Discount rate for scheme liabilities	5.00–6.50	6.25	6.25–12.66
Inflation	1.00–4.00	2.25	2.75–4.00
	Europe	USA and Canada	Latin America
	%	%	%
December 2002
Rate of increase in salaries	1.25–4.00	3.35–4.00	3.45–7.00
Rate of increase to pensions in payment	Nil–2.75	Nil–2.00	Nil
Discount rate for scheme liabilities	5.00–6.00	6.50–6.75	6.75–10.50
Inflation	1.25–3.00	2.00–2.25	3.45–4.50

        The expected long term rates of return on the assets of the significant plans were as follows:

	Europe	USA	Latin America
	%	%	%
December 2003
Equities	8.00	8.50	8.50–13.00
Bonds	4.51–7.00	4.50	4.50–10.00
Other	3.00–7.00	3.50	Nil–3.50

	Europe	USA and Canada	Latin America
	%	%	%
December 2002
Equities	5.00–8.50	9.20–10.50	7.75
Bonds	4.61–5.75	5.30–5.50	7.00
Other	5.00–6.35	3.50–8.70	4.50

        The market values of the assets of the schemes were as follows:

December 2003	Europe	USA	Latin America	Total
	€000	€000	€000	€000
Equities	294,891	14,208	11,641	320,740
Bonds	220,760	7,932	10,195	238,887
Other	60,599	1,049	557	62,205

Total market value	576,250	23,189	22,393	621,832
Present value of scheme liabilities	977,308	45,437	45,627	1,068,372

(Deficit) in the plans	(401,058)	(22,248)	(23,234)	(446,540)
Deferred tax asset	83,285	—	7,946	91,231

Net pension (liability)	€(317,773)	€(22,248)	€(15,288)	€(355,309)

December 2002	Europe	USA and Canada	Latin America	Total
	€000	€000	€000	€000
Equities	252,291	71,428	11,342	335,061
Bonds	196,362	34,171	3,021	233,554
Other	92,848	11,438	11,567	115,853

Total market value	541,501	117,037	25,930	684,468
Present value of scheme liabilities	795,088	204,488	36,929	1,036,505

(Deficit) in the plans	(253,587)	(87,451)	(10,999)	(352,037)
Deferred tax asset/(liability)	35,636	23,713	(2,008)	57,341

Net pension (liability)	€(217,951)	€(63,738)	€(13,007)	€(294,696)

        The following tables set out the components of the defined benefit cost:

Analysis of the amount charged to operating profit

Year ended December 31, 2003	€000
Current service cost	36,593
Past service cost	655

Total operating charge	€37,248

Period from September 3, 2002 through December 31, 2002	€000
Current service cost	11,011
Past service cost	1,533

Total operating charge	€12,544

Analysis of the amount charged to other financial expense

Year ended December 31, 2003	€000
Expected return on pension scheme assets	(39,460)
Interest cost on pension scheme liabilities	54,726

Net charge	€15,266

Period from September 3, 2002 through December 31, 2002	€000
Expected return on pension scheme assets	(19,048)
Interest cost on pension scheme liabilities	29,823

Net charge	€10,775

Analysis of the amount recognized in the statement of recognized gains and losses

Year ended December 31, 2003	€000
Actual return less expected return on pension scheme assets	20,475
Net experience gains/(losses) on scheme liabilities	8,901
Changes in financial assumptions underlying the scheme liabilities	(1,576)

Actuarial gain recognized in the statement of recognized gains and losses	€27,800

Period from September 3, 2002 through December 31, 2002	€000
Actual return less expected return on pension scheme assets	7,218
Net experience gains/(losses) on scheme liabilities	27,515
Changes in financial assumptions underlying the scheme liabilities	(22,226)

Actuarial gain recognized in the statement of recognized gains and losses	€12,507

Movement in pension liability

€000
September 3, 2002 Acquired	376,436
Current service cost	11,011
Past service cost	1,533
Contributions	(18,508)
Other finance income	10,775
Reclassification	(12,255)
Actuarial gain	(12,507)
Currency adjustment	(4,448)

Deficit in scheme at January 1, 2003	352,037
Current service cost	36,593
Past service cost	655
Contributions	(52,253)
Other finance income	15,266
Actuarial gain	(27,800)
Fair value adjustment	68,431
Acquisitions	133,137
Disposals	(59,614)
Currency adjustment	(19,912)

Deficit in scheme at December 31, 2003	€446,540

History of amounts recognized in the statement of recognized gains and losses

Difference between actual and expected return on pension scheme assets
Year ended December 31, 2003
Amount	€20,475,000
Percentage of scheme assets	3%
Period from September 3, 2002 through December 31, 2002
Amount	€7,218,000
Percentage of scheme assets	1%
Experience gains and losses on scheme liabilities
Year ended December 31, 2003
Amount	€8,901,000
Percentage of the present value of scheme liabilities	1%
Period from September 3, 2002 through December 31, 2002
Amount	€27,515,000
Percentage of the present value of scheme liabilities	3%
Total actuarial gain recognized in the statement of recognized gains and losses
Year ended December 31, 2003
Amount	€27,800,000
Percentage of the present value of scheme liabilities	3%
Period from September 3, 2002 through December 31, 2002
Amount	€12,507,000
Percentage of the present value of scheme liabilities	1%

        In certain countries, in accordance with local practice, plans are financed internally and the provisions relating to such cases are included in pension liabilities. At December 31, 2003 these amount to €263,165,000 (2002: €169,330,000).

        The defined contribution pension scheme expense for the year ended December 31, 2003 was €14,950,000 (period from September 3, 2002 to December 31, 2002: €5,047,000).

Predecessor

        Prior to September 3, 2002, the pension cost for JSG's major occupational pension plans had been determined in accordance with the advice of actuaries, mainly using the projected unit credit or attained age methods and accounted for in accordance with SSAP 24.

        The principal assumptions used in the calculation of the profit and loss expense under SSAP 24 of €43,285,000 for the period from January 1, 2002 through September 2, 2002 (year ended December 31, 2001: €62,507,000) was that the projected annual rate of investment return will exceed the projected annual rate of increase in pensionable earnings by between 2% to 4%. Under SSAP 24, surpluses or deficits on the pension plans arising from the actuarial valuations are spread over the expected weighted average service lives of the members of the relevant plan. The actuarial reports are available for inspection by the members of the relevant schemes only.

        The defined contribution pension scheme expense for the period from January 1, 2002 to September 2, 2002: €9,926,000 (year ended December 31, 2001 was €14,699,000).

        The December 31, 2001 FRS 17 disclosures are set out below:

Main assumptions	Europe	USA and Canada	Latin America
	%	%	%
Rate of increase in salaries	2.50–4.00	3.00–4.00	1.00–3.50
Rate of increase to pensions in payment	Nil–2.50	Nil	Nil
Discount rate for scheme liabilities	5.75–6.50	6.50–7.25	5.50–7.00
Inflation	2.50–3.00	2.75	2.75–6.00

        The expected long term rates of return on the assets of the significant plans at December 31, 2001 were as follows:

	Europe	USA and Canada	Latin America
	%	%	%
Equities	8.00–8.50	9.50	10.00
Bonds	5.00–5.75	6.25	6.00
Other	4.00–7.00	3.50–8.20	4.75

        The market values of the assets of the significant schemes at December 31, 2001 were as follows:

	Europe	USA and Canada	Latin America	Total
	€000	€000	€000	€000
Equities	334,500	92,333	15,626	442,459
Bonds	192,824	40,672	13,893	247,389
Other	65,476	9,127	629	75,232

Total market value	592,800	142,132	30,148	765,080
Present value of scheme liabilities	605,106	173,283	24,611	803,000

(Deficit)/surplus in the plans	(12,306)	(31,151)	5,537	(37,920)
Deferred tax asset/(liability)	6,989	11,041	(1,827)	16,203

Net pension (liability)/asset	€(5,317)	€(20,110)	€3,710	€(21,717)

        If FRS 17 had been adopted in the financial statements, JSG's shareholders' equity and retained earnings at December 31, 2001 would have been as follows:

€000
Shareholders' equity excluding net pension asset	2,525,191
Net pension (liability)	(21,717)

Shareholders' equity	€2,503,474

Retained earnings excluding net pension asset	1,781,996
Net pension reserve	(21,717)

Retained earnings	€1,760,279

26 Related Party Transactions

Transactions with associates

        We conduct certain transactions with associates in the normal course of business. A significant level of predecessor's transactions were conducted with SSCC.

        The transactions with associates for each period are summarized as follows:

	Successor		Predecessor
	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002	2001
	€000	€000	€000	€000
Sale of goods	41,612	17,225	67,403	102,069
Purchase of goods	11,484	18,517	179,986	280,911
Receiving of services	265	1,573	2,854	668
Rendering of services	697	727	1,445	2,023

Transactions with related parties

        In connection with the acquisition, certain non-operating assets and non-core operating assets of JSG were transferred to the newcos, in exchange for intercompany notes.

	Successor
	2003	Sept. 3, 2002 through Dec. 31, 2002
	€000	€000
Rendering and receiving of services (net)	679	—
Transfer of businesses	—	104,892
Transfer of tangible assets	—	17,500
Transfer of financial assets	—	76,728
Transfer of cash from business disposals	28,206	14,891
Transfer of other assets	—	28,444

27 Net Cash Flow from Operating Activities

	Successor		Predecessor
	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002	2001
	€000	€000	€000	€000
Operating income	309,144	133,735	192,890	333,909
Impairment of property, plant and equipment	—	—	—	13,751
Reorganization and restructuring costs	16,357	(2,799)	2,799	1,175
Depreciation and depletion (net of government grants amortized)	250,590	80,760	164,942	227,061
Goodwill amortization	44,548	10,090	5,794	8,820
Finance lease interest paid	2,164	605	1,151	1,728
Decrease/(increase) in other payables and provisions	6,451	4,993	5,510	(1,814)
Decrease/(increase) in working capital (Note 28)	62,832	35,975	(13,060)	3,830
Currency adjustment	(1,122)	8,339	(3,512)	(3,518)

	€690,964	€271,698	€356,514	€584,942

28 Movement in Working Capital

Successor	Inventories	Receivables	Payables*	Total
	€000	€000	€000	€000
December 31, 2002	470,207	1,016,181	(1,018,286)	468,102
Acquisitions	59,724	115,628	(109,936)	65,416
Disposals	(33,890)	(72,899)	44,173	(62,616)
Reclassification	(1,267)	(12,566)	57,676	43,843
Deferred acquisition consideration	—	—	(3,178)	(3,178)
Decrease in working capital	4,638	(102,680)	35,210	(62,832)
Currency adjustment	(21,980)	(32,221)	27,200	(27,001)

December 31, 2003	€477,432	€911,443	€(967,141)	€421,734

	Inventories	Receivables	Payables*	Total
	€000	€000	€000	€000
September 3, 2002 Acquired	508,433	1,140,679	(1,113,171)	535,941
Disposals	(3,360)	(12,341)	18,152	2,451
Decrease in working capital	(23,064)	(76,401)	63,490	(35,975)
Currency adjustment	(11,802)	(35,756)	13,243	(34,315)

December 31, 2002	€470,207	€1,016,181	€(1,018,286)	€468,102

28 Movement in Working Capital

Predecessor	Inventories	Receivables	Payables*	Total
	€000	€000	€000	€000
December 31, 2001	423,510	1,084,612	(1,002,516)	505,606
Acquisitions	88,205	127,264	(112,494)	102,975
Disposals	(6,572)	(13,436)	19,940	(68)
Increase in working capital	21,542	(26,184)	17,702	13,060
Currency adjustment	(18,252)	(31,577)	(35,803)	(85,632)

September 2, 2002	€508,433	€1,140,679	€(1,113,171)	€535,941

*
Amounts falling due within one year not including borrowing due within one year, corporation tax, proposed dividends, and capitalized lease obligations.

29 Equity Dividends Paid

	Successor		Predecessor
	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002	2001
	€000	€000	€000	€000
Dividends to Group shareholders	—	€255	€50,662	€76,570

30 Retirement of Fixed Assets

	Successor		Predecessor
	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002	2001
	€000	€000	€000	€000
Property, plant and equipment	12,351	(401)	786	26,589
Investments	32,544	1,914	131	7,609

	€44,895	€1,513	€917	€34,198

31 Reconciliation of Net Cash Flow to Movement in Net Debt

	Successor		Predecessor
	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002	2001
	€000	€000	€000	€000
Increase/(decrease) in cash	29,314	(18,538)	12,302	(8,918)
Decrease/(increase) in term debt	2,142	(1,699,908)	(42,651)	120,636
(Decrease)/increase in liquid resources	(18,889)	10,521	(239,468)	2,970
Capital elements of finance leases repaid	5,689	2,031	4,945	9,407

Change in net debt resulting from cash flows	18,256	(1,705,894)	(264,872)	124,095
New finance leases	—	—	—	(7,537)
Loans and finance leases acquired	(122,952)	(1,432,276)	(124,709)	(5,000)
Loans and finance leases disposed	23,695	—	—	—
Other non cash movements	(38,537)	(34,875)	3,731	(1,994)
Currency adjustment	153,282	38,199	90,737	(54,517)

Movement in net debt	33,744	(3,134,846)	(295,113)	55,047
Net debt at beginning of period	(3,134,846)	—	(1,137,163)	(1,192,210)

Net debt at end of period	€(3,101,102)	€(3,134,846)	€(1,432,276)	€(1,137,163)

32 Analysis of Net Debt

Successor	December 2002	Cash Flow	Acquisition and Disposals	Non Cash	Currency	December 2003
	€000	€000	€000	€000	€000	€000
Cash	69,224	22,493	—	—	(5,580)	86,137
Short term deposits and liquid resources	115,107	(18,889)	—	(58)	(3,230)	92,930

Cash and investments	184,331	3,604	—	(58)	(8,810)	179,067

Bank overdrafts and demand loans	(51,378)	6,821	—	—	22,189	(22,368)
Loans repayable within one year	(110,776)	36,206	—	2,279	(39,156)	(111,447)

Short term borrowing	(162,154)	43,027	—	2,279	(16,967)	(133,815)

Long and medium term borrowing	(3,134,436)	(34,064)	(86,119)	(40,758)	177,303	(3,118,074)

Net borrowing	(3,112,259)	12,567	(86,119)	(38,537)	151,526	(3,072,822)
Finance leases	(22,587)	5,689	(13,138)	—	1,756	(28,280)

Net debt	€(3,134,846)	€18,256	€(99,257)	€(38,537)	€153,282	€(3,101,102)

	September 3 2002	Cash Flow	Acquisitions and Disposals	Non Cash	Currency	December 2002
	€000	€000	€000	€000	€000	€000
Cash	—	(14,484)	86,143	—	(2,435)	69,224
Short term deposits and liquid resources	—	10,521	106,791	(367)	(1,838)	115,107

Cash and investments	—	(3,963)	192,934	(367)	(4,273)	184,331

Bank overdrafts and demand loans	—	(4,054)	(57,820)	—	10,496	(51,378)
Loans repayable within one year	—	51,257	(116,416)	(34,508)	(11,109)	(110,776)

Short term borrowing	—	47,203	(174,236)	(34,508)	(613)	(162,154)

Long and medium term borrowing	—	(1,751,165)	(1,426,333)	—	43,062	(3,134,436)

Net borrowing	—	(1,707,925)	(1,407,635)	(34,875)	38,176	(3,112,259)
Finance leases	—	2,031	(24,641)	—	23	(22,587)

Net debt	—	€(1,705,894)	€(1,432,276)	€(34,875)	€38,199	€(3,134,846)

Predecessor	December 2001	Cash Flow	Acquisitions and Disposals	Non Cash	Currency	September 2 2002
	€000	€000	€000	€000	€000	€000
Cash	87,756	961	—	—	(2,574)	86,143
Short term deposits and liquid resources	352,353	(239,468)	—	(1,041)	(5,053)	106,791

Cash and investments	440,109	(238,507)	—	(1,041)	(7,627)	192,934

Bank overdrafts and demand loans	(76,419)	11,341	—	—	7,258	(57,820)
Loans repayable within one year	(174,569)	24,994	—	4,772	28,387	(116,416)

Short term borrowing	(250,988)	36,335	—	4,772	35,645	(174,236)

Long and medium term borrowing	(1,302,687)	(67,645)	(118,477)	—	62,476	(1,426,333)

Net borrowing	(1,113,566)	(269,817)	(118,477)	3,731	90,494	(1,407,635)
Finance leases	(23,597)	4,945	(6,232)	—	243	(24,641)

Net debt	€(1,137,163)	€(264,872)	€(124,709)	€3,731	€90,737	€(1,432,276)

	December 2000	Cash Flow	Acquisitions and Disposals	Non Cash	Currency	December 2001
	€000	€000	€000	€000	€000	€000
Cash	79,932	6,131	—	—	1,693	87,756
Short term deposits and liquid resources	347,160	2,970	—	(410)	2,633	352,353

Cash and investments	427,092	9,101	—	(410)	4,326	440,109

Bank overdrafts and demand loans	(57,580)	(15,049)	—	—	(3,790)	(76,419)
Loans repayable within one year	(305,006)	162,612	—	(1,584)	(30,591)	(174,569)

Short term borrowing	(362,586)	147,563	—	(1,584)	(34,381)	(250,988)

Long and medium term borrowing	(1,231,744)	(41,976)	(5,000)	—	(23,967)	(1,302,687)

Net borrowing	(1,167,238)	114,688	(5,000)	(1,994)	(54,022)	(1,113,566)
Finance leases	(24,972)	9,407	—	(7,537)	(495)	(23,597)

Net debt	€(1,192,210)	€124,095	€(5,000)	€(9,531)	€(54,517)	€(1,137,163)

        Cash comprises cash in hand and overnight deposits. The movement in liquid resources represents movement in all monetary assets (excluding cash, short term deposits and overnight borrowing) which are convertible into cash at, or close to, their carrying value in the balance sheet. These specifically comprise government gilts, commercial paper and deposits, with maturities of less than one year when acquired. They are categorized as held-to-maturity because the Group has both the intent and the ability to hold these investments until maturity.

33 Acquisitions and disposals

	Successor		Predecessor
	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002	2001
	€000	€000	€000	€000
Net assets acquired (see below)	6,180	936,624	319,630	(4,042)
Reclassification from associates	(35,030)	—	(90,045)	—
Goodwill	174,659	1,558,994	59,240	19,573

	€145,809	€2,495,618	€288,825	€15,531

Satisfied by:
Cash payments	145,809	2,495,618	288,825	15,531
Cash acquired	(52,683)	—	(12,853)	(1,834)
Bank overdrafts acquired	8,955	—	44,668	—

Net cash outflows	€102,081	€2,495,618	€320,640	€13,697

        Summary of net assets acquired:

	Successor		Predecessor
	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002	2001
	€000	€000	€000	€000
Net assets acquired:
Fixed assets:
Property, plant and equipment	269,385	2,347,566	417,383	3,410
Investments	3,616	232,507	2,030	—
Current assets:
Inventories	59,724	508,433	88,205	254
Accounts receivable and prepayments	115,628	1,140,679	127,264	1,066
Cash and investments held as current assets	52,683	192,934	12,853	1,834

Total assets	501,036	4,422,119	647,735	6,564
Accounts payable and accrued liabilities	(135,268)	(1,376,856)	(164,241)	(1,468)
Long term debt and other payables	(113,896)	(1,459,696)	(124,519)	(22,441)
Provisions for liabilities and charges	(6,197)	(520,301)	(39,241)	(25)
Fair value adjustment	(239,495)	25,326	—	—
Minority interest	—	(153,968)	(104)	13,328

Net assets acquired at fair value to the Group	€6,180	€936,624	€319,630	€(4,042)

        The acquisition of predecessor was completed on September 3, 2002. It had not been possible to complete the investigation for determining fair values for this acquisition by April 8, 2003 and accordingly estimated fair values were used in the financial statements for the year ended December 31, 2002. The final fair value adjustments incorporated during 2003 are set out below.

	Provisional values at December 31, 2002	Revaluation	Final fair value
	€ millions	€ millions	€ millions
Cash	193		193
Accounts receivable and prepayments	1,141	(4)	1,137
Inventories	508		508
Investments	233		233
Property, plant and equipment	2,373	195	2,568
Accounts payable and accruals	(1,377)	(8)	(1,385)
Long term debt and other long term liabilities	(1,460)		(1,460)
Other liabilities	(520)	(31)	(551)
Minorities	(154)	(9)	(163)

Net assets acquired	937	143	1,080
Goodwill	1,559	(143)	1,416

Consideration	€2,496	—	€2,496

Summary of effects of the acquisition of the SSCC European assets (provisional)

	Book value	Revaluations	Fair value
	€ millions	€ millions	€ millions
Cash	29		29
Accounts receivable and prepayments	103		103
Inventories	49		49
Property, plant and equipment	103	114	217
Accounts payable and accruals	(98)		(98)
Long term debt and other long term liabilities	(115)		(115)
Other liabilities	(95)	(42)	(137)

Net assets acquired	€(25)	€72	48

Goodwill			(157)

Consideration			€(205)

34 Comparative Figures

      Certain figures for the prior years have been adjusted to conform with 2003 classifications and disclosure requirements.

35 Parent Undertaking and Controlling Party

        At December 31, 2003, the immediate and ultimate controlling party and the parent undertaking of the smallest and largest group of which the company was a member, and for which group financial statements were prepared, was JSL, a company incorporated in Ireland. On January 16, 2004, JSG Packaging, a holding company, was incorporated in Ireland. On February 6, 2004, JSG Packaging completed an exchange offer for the existing shares of JSL for an identical number of newly issued shares of JSG Packaging having substantially identical rights, privileges, terms and conditions. Upon completion of the exchange, JSG Packaging contributed its shares of JSL to JSG Holdings in exchange for newly issued shares of JSG Holdings. JSG Holdings is a public limited company newly incorporated in Ireland. As a result, JSG Holdings became a subsidiary of JSG Packaging and the holder of all of the outstanding capital stock of JSL. All outstanding warrants to purchase ordinary shares of JSL were converted, without any action of the holders thereof, into the right to purchase ordinary shares of JSG Packaging in accordance with the terms of those instruments.

36 Companies (Amendment) Act, 1986

        The financial statements in this report do not comprise `full group accounts' within the meaning of Regulation 40(1) of the European Communities (Companies: Group Accounts) Regulations, 1992 of Ireland insofar as such group accounts would have to comply with the disclosure and other requirements of those Regulations. Full group accounts for predecessor for the year ended December 31, 2001 and for JSL for the period from September 3, 2002 through December 31, 2002, have received unqualified audit reports and have been filed as appropriate with the Irish Registrar of Companies. Full group accounts for JSL for the year ended December 31, 2003, will be filed with the Registrar in due course.

37 Differences Between Accounting Principles Generally Accepted in Ireland and in the
United States

        The Group's consolidated financial statements are prepared in accordance with accounting principles generally accepted in Ireland (`Irish GAAP'), which differ in certain respects from accounting principles generally accepted in the United States (`US GAAP'). The significant differences as they apply to the Group and the necessary adjustments are summarized below.

Goodwill

        Irish GAAP, FRS 10, 'Goodwill and Intangible Assets,' requires goodwill to be capitalized as an intangible fixed asset and amortized in the statement of operations over its estimated useful live. For US GAAP, the Group applies SFAS No. 142 'Goodwill and Other Intangible Assets', which was published in June 2001. Under SFAS No. 142, goodwill is no longer amortized, but is tested for impairment on an annual basis and whenever indicators of impairment arise. The Group's identified indicators of impairment under SFAS No. 142 are the same as under SAB No. 100, 'Restructuring and Impairment Charges'. Goodwill is no longer be allocated to other long lived assets for impairment testing in accordance with APB 17, 'Intangible Assets'.

        The goodwill impairment test, which is based on fair value, is to be performed on a reporting unit level using a two-step impairment test. A reporting unit is an operating segment as defined by SFAS No. 131 or one level lower. In the first step, the fair value of a reporting unit is compared with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds their carrying value, goodwill is not deemed to be impaired and step two of the impairment test is not required. If the fair value of the reporting unit is lower than the carrying value of long term assets and net working capital, step two needs to be performed to measure the amount of impairment. The second step of the goodwill impairment test, used to measure the amount of impairment loss, compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss shall be recognized in an amount equal to that excess. The loss recognized cannot exceed the carrying amount of goodwill.

        The initial impairment test was carried out on the date these accounting rules were adopted. JSG's transitional impairment test was performed as of January 1, 2002. The fair value of each reporting unit was determined based upon JSG's segment reporting. According to these calculations, the fair value of the reporting units exceeded the carrying value of their net assets. Therefore, the additional analysis was not required and there was no impairment of goodwill upon adoption of SFAS No. 142.

        The Group's annual impairment test is performed during the fourth quarter of each year. The Group performed an annual impairment test as of December 31, 2002 and 2003. No indicators of impairment were identified.

        As required by SFAS No. 142 the following table presents pro forma US GAAP net (loss)/income for the year ended December 31, 2003, the period from September 3, 2002, through December 31,

2002, the period ended September 2, 2002, and the year ended December 31, 2001, adjusted to exclude amortization of goodwill:

	Successor		Predecessor
	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002	2001
	€000	€000	€000	€000
Reported net (loss)/income under US GAAP	(36,748)	10,267	95,973	151,921
SFAS No. 142 effect—Goodwill amortization	—	—	—	21,148

Pro forma net (loss)/income under US GAAP	€(36,748)	€10,267	€95,973	€173,069

        Prior to January 1, 2002, under US GAAP, goodwill would be capitalized as an intangible fixed asset and amortized against income over its estimated economic life, not exceeding 40 years. Under Irish GAAP, prior to January 1, 1998, goodwill was immediately written off against shareholders' equity. Predecessor did not reinstate goodwill previously written off to reserves, as this was not required under FRS 10. Consequently an adjustment was required under US GAAP to capitalize and amortize all goodwill previously written off to shareholders' equity.

        Under Irish GAAP the fair value adjustments to tangible fixed assets were recorded as of December 31, 2003. If the 2003 depreciation charge was calculated based on the fair value of the relevant assets from the acquisition date, net income would have been lower by €10.7 million. However this would have been offset by a decrease in the goodwill amortization charge. The difference between these amounts would have an immaterial effect on the net loss and shareholders' equity under Irish GAAP. As a result of the above the goodwill amortization expense under Irish GAAP of €44.5 million, which is eliminated under US GAAP is reduced by €10.7 million, comprised mainly of depreciation, resulting in a net amortization credit of €33.8 million.

Deferred taxation

        Irish GAAP, FRS 19—`Deferred Tax' requires full provision to be made for deferred tax arising from timing differences between the recognition of gains and losses in the financial statements and their recognition in tax computations. In adopting FRS 19, we have chosen not to discount deferred tax assets and liabilities. This standard eliminates a number of the differences between accounting for deferred tax under Irish and US GAAP. However under SFAS No. 109—`Accounting for Income Taxes', deferred taxation would also be provided under US GAAP on the difference between the accounting and taxation bases of assets and liabilities of subsidiaries acquired. Deferred income taxes on the taxable US GAAP adjustments are included within the reconciliations.

Retirement benefits

        Under Irish GAAP, FRS 17—`Retirement Benefits' requires that scheme assets are valued at fair value and scheme liabilities are measured using the projected unit method. Net scheme assets and liabilities, reduced by deferred tax amounts, are required to be shown on the face of the balance sheet as a pension surplus or deficit as appropriate. JSG Funding has also adopted Urgent Issues Task Force Abstract 35—`Death-in-service and incapacity benefits' (`UITF 35'). Under US GAAP the main differences with Irish GAAP arise in relation to the recognition of actuarial gains and losses and the treatment of death-in-service and incapacity benefits. Under US GAAP, net scheme assets and liabilities are also required to be shown gross of deferred tax amounts.

        Predecessor, under Irish GAAP, followed SSAP 24—`Accounting for Pension Costs', whereby the pension costs in respect of predecessor's defined benefit plans were assessed in accordance with the advice of independent actuaries using assumptions and methods which, taken as a whole, produced the actuaries' best estimates of the cost of providing the relevant pension benefits. US GAAP specifically requires the use of the Projected Unit Credit method and the matching of the projected benefit obligation against the fair value of the plan's assets, adjusted to reflect any unrecognised obligations or assets, in determining the pension cost or credit for the period. In addition, under US GAAP, the assumptions used must be based on current market rates.

Exceptional and extraordinary items

        Under Irish GAAP, profits and losses associated with early debt extinguishment are included in income before taxation. For predecessor, these costs would have been treated as extraordinary items under US GAAP.

        In April 2002, the FASB issued SFAS No. 145—`Rescission of FASB Statements No.s 4, 44 and 62, Amendment of FASB No. 13 and Technical Corrections'. SFAS No. 145 requires, in most cases, gains and losses on extinguishments of debt to be classified as income or loss from continuing operations, rather than extraordinary items. The statement is effective for fiscal years after May 15, 2002.

Investment in SSCC

        Prior to the acquisition of JSG on September 3, 2002, the Group's main investment in the U.S. was in SSCC. At the time of the acquisition, JSG distributed to its shareholders by way of a share capital reduction its 29.3% interest in SSCC. In the periods presented prior to the acquisition, SSCC was an associate of which JSG owned between 33% and 29.3%. For the periods prior to the acquisition, Group equity accounted for SSCC. For the periods after the acquisition, Group did not equity account for SSCC.

        The reconciliation of net (loss)/income below reflects the effects in each year presented of the differences between Irish GAAP and US GAAP of the Group's share of SSCC's results of operations. The reconciliation of shareholders' equity reflects the cumulative effects of the adjustments to operations and the different basis of the Group's investment under US GAAP.

Hyper-inflationary economies

        The Group accounts for the activities of its subsidiaries in Mexico, Colombia, Venezuela and Argentina, which have high rates of inflation, using the US dollar as the functional currency.

        Under US GAAP for each of the periods presented, Mexico, Colombia and Argentina would not be regarded as hyper-inflationary and the Mexican Peso, the Colombian Peso and the Argentinean Peso respectively would have been used as the functional currency. For year ended December 31, 2003 and the periods January 1, 2002 through September 2, 2002 and September 3, 2002 through December 31, 2002, Venezuela would not be regarded as hyper-inflationary and the Bolivar would have been used as the functional currency. For the year ended December 31, 2001, Venezuela would be regarded as hyper-inflationary and the Group's reporting currency, the euro, would be used as the functional currency rather than the US dollar. The application of US GAAP has no material effect on the reported net income of these subsidiaries.

Stock based employee compensation expense

        Predecessor operated variable option plans. As the options did not vest until certain targets were achieved, the number of shares which could be acquired by employees was not fully determinable until after the date of grant. In accordance with Urgent Issues Task Force Abstract 17—`Employee Share Schemes' (`UITF 17'), under Irish GAAP predecessor's employee options did not result in charges against income except to the extent that the market value of the shares at the date of grant exceeded the amount the employee must pay to exercise the option.

        Under US GAAP, following the measurement principles of APB 25, Accounting for Stock Issued to Employees (`APB 25'), compensation expense would be accrued and booked to income over the vesting period. The vesting period commences when it becomes probable that the underlying targets attaching to the options will be achieved and the number of shares will be known and ends with the date when the granting of the shares is not contingent upon the performance of additional services or other conditions. Compensation expense would be booked on a period by period basis to reflect the difference between the price an employee must pay to acquire the shares underlying the option and the quoted market price of the shares, at the end of each accounting period until the final vesting date.

        SFAS No. 123—Accounting for Stock Based Compensation encourages, but does not require, compensation expense for employee stock options to be measured based on their fair value at the date of grant, determined using option valuation models. Successor has elected to continue to account for stock based employee compensation in accordance with APB 25 and related interpretations and to provide the proforma information required by SFAS No. 123.

Debt instruments issue costs

        Under Irish GAAP debt issue costs are deducted from the proceeds of the relevant debt instruments. Under US GAAP such costs would be shown as deferred charges in the balance sheet. In both cases the amount of such costs are expensed at a constant rate of interest on the outstanding balance of the debt.

Accounting for associates

        Irish GAAP requires separate disclosure of operating earnings, net interest, exceptional items and the taxation charge arising in associates. Under US GAAP earnings of associates, net of taxation would be shown as a single line item in arriving at net income.

Financial instruments

        Under Irish GAAP all hedging instruments are matched with their underlying hedged item. Each instrument's gain or loss is brought into the profit and loss account and its fair value into the balance sheet at the same time as is the matched underlying asset, liability, income or cost.

        Under SFAS No. 133, all derivative instruments are recognized on the balance sheet at their fair values. Changes in fair value are either recognized periodically in income or in shareholders' equity as a component of comprehensive income depending on whether the derivative qualifies for hedge accounting in accordance with the requirements of SFAS No. 133, and if so, whether it qualifies as a fair value hedge or cash flow hedge. Changes in fair value of derivatives accounted for as fair value hedges are recorded in income along with the corresponding portions of the changes in the fair value of the hedged items, to the extent they are effective as hedges. Changes in fair value of derivatives accounted for as cash flow hedges, to the extent they are effective as hedges, are recorded in other comprehensive income net of deferred taxes. Changes in fair values of derivatives not qualifying as hedges are reported in net income.

        The Group adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, on January 1, 2001.

Impairment writedowns

        Under Irish GAAP, impairment writedowns are included in accumulated depreciation. Under US GAAP they would be deducted from the cost of the assets identified as being impaired.

        In August 2001, the FASB issued SFAS No. 144, 'Accounting for the Impairment or Disposal of Long Lived Assets'. SFAS No. 144 establishes a single accounting model for long lived assets to be disposed of by sale consistent with the fundamental provisions of SFAS No. 121. While it supersedes portions of APB Opinion 30, 'Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions', it retains the discontinued operations presentation, yet it broadens that presentation to include a component of an entity (rather than a segment of a business). However, discontinued operations are no longer recorded at net realizable value and future operating losses are no longer recognized before they occur. Under SFAS No. 144, it is no longer necessary to allocate goodwill to long lived assets and then perform impairment testing. Furthermore, it has been stipulated that in situations where it is expected that certain flows of capital will be accumulated in areas subject to impairment testing, these can be calculated on the basis of a probability-weighted cash flow estimate. SFAS No. 144 also establishes criteria for determining when an asset should be treated as held for sale.

        SFAS No. 144 was effective for the fiscal years beginning after December 15, 2001. Accordingly, the Group adopted SFAS No. 144 as of January 1, 2002. The adoption of SFAS No. 144 did not have a material impact on the Group's financial position, results of operations or cash flows.

Restructuring and integration costs

        The rules for recognizing restructuring and integration costs in the statement of income are generally consistent between Irish and US GAAP. However, under Irish GAAP, on the acquisition of a business, costs in connection with restructuring would not be recorded in purchase accounting but would be expensed as incurred post acquisition. Under US GAAP, a purchase accounting liability would be recorded for qualifying costs and goodwill increased if, the requirements of EITF Issue 95-3
—'Recognition of Liabilities in connection with a Purchase Business Combination', are satisfied.

Purchase price allocation

        Under Irish GAAP the entire excess purchase price is allocated to goodwill. Under US GAAP, the excess purchase price over the fair value of the net tangible assets acquired would first be allocated to identifiable intangible assets based on their estimated fair values, with the remainder being allocated to goodwill.

Leveraged buyout transactions

        Under US GAAP, because of the application of the EITF Issue 88-16, 'Basis in Leveraged Buyout Transactions', only partial purchase accounting applied to the acquisition of JSG. The approximate 8% rollover investment by senior management shareholders was valued at their predecessor basis in JSG as opposed to the inherent new basis in successor. The primary effect of that adjustment was to reduce goodwill and shareholders equity. Under Irish GAAP, no such adjustment is required.

Composition of JSG Funding Group—consolidation of companies sold to affiliates

        As part of the MDP acquisition, certain assets were transferred to newcos, wholly owned subsidiaries of JSL. The newcos borrowed €125 million which was lent to JSL to fund a €125 million capital contribution in JSG Funding. Under US GAAP, the newcos would be consolidated in JSG Funding's financial statements, causing debt of JSG Funding to increase and equity of JSG Funding to decrease. Even though JSG Funding under US GAAP would consolidate the newcos, JSG Funding has no repayment obligations relating to the newco debt, which was recourse only to the assets of the newcos. The newcos facility was fully paid before December 31, 2003.

Inventory valuation—fair value

        Under Irish GAAP the fair value of inventory in an acquisition would be based either, on the current cost to the acquired entity of reproducing the inventory or on the historical cost of the inventory (including the interest cost of holding the inventory) where it is difficult to find replacement cost as replacement would be impossible. Under US GAAP inventory would be valued at fair market value having regard to the intentions of the acquirer when identifying and allocating these fair values.

Currency swaps

        Under Irish GAAP, the fair value of currency swaps relating to outstanding debt is an adjustment to the carrying value of debt. Under US GAAP, it would be separately recorded as part of other assets or liabilities.

Long term receivables

        Under Irish GAAP, certain long term receivables are included in current assets. Under US GAAP, they are included in long term assets.

        The following is a summary of the significant adjustments to income and shareholders' equity which would be required if US GAAP were to be applied instead of Irish GAAP.

	Successor		Predecessor
	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002	2001
	€000	€000	€000	€000
Income
Net (loss)/income reported in the consolidated statement of operations	(67,328)	1,854	95,422	150,417

Adjustments:
Goodwill amortization	33,817	10,087	5,801	(12,328)
Cumulative goodwill amortization on businesses disposed	—	—	183	—
Retirement benefits	(3,999)	1,738	7,403	8,546
Share of earnings of associates—SSCC	—	—	17,116	7,668
Deferred taxation	22,699	773	(15,717)	(4,570)
Stock based compensation expense	(493)	—	(17,699)	(5,277)
Inventory valuation—fair value	(5,264)	—	—	—
Management rollover investment	894	—	—	—
Financial instruments—fair value	(13,779)	61	3,464	12,522
Cumulative effect on prior years of adoption of SFAS No. 133	—	—	—	(5,057)
Consolidation of companies sold to affiliates	(3,295)	(4,246)	—	—

	30,580	8,413	551	1,504

Net (loss)/income as adjusted to accord with US GAAP	€(36,748)	€10,267	€95,973	€151,921

Arising from:
Continuing operations	(40,434)	10,267	98,544	158,971

Income available to ordinary shareholders as adjusted to accord with US GAAP	(40,434)	10,267	98,544	158,971
Extraordinary items (net of tax: September 2, 2002:
€1,715,000; 2001: €1,329,000)	—	—	(2,571)	(1,993)
Cumulative effect on prior year of change in accounting policy—adoption of SFAS No. 133	—	—	—	(5,057)
Discontinued activities	3,686	—	—	—

Net (loss)/income as adjusted to accord with US GAAP	€(36,748)	€10,267	€95,973	€151,921

	Successor		Predecessor
	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002	2001
	€000	€000	€000	€000
Comprehensive Income
Net (loss)/income as adjusted to accord with US GAAP	(36,748)	10,267	95,973	151,921
Other comprehensive income/(loss):
Financial instruments—fair value	(1,757)	(4,534)	12,202	4,138
Cumulative effect on prior years adoption of SFAS No. 133	—	—	—	(3,361)
Unrealised foreign currency translation adjustments	91,196	16,900	(193,666)	28,906
Net actuarial gain recognized in retirement benefit schemes	6,533	3,773	—	—
Net minimum pension liability adjustment	—	—	(151,605)	—
Share of associates other comprehensive income/(loss):
Minimum pension liability adjustment	—	—	—	(33,174)
Deferred hedge loss	—	—	1,605	(3,613)
Unrealised losses and foreign currency translation adjustments	—	—	2,889	(1,642)
Net loss reclassified into earnings	—	—	2,247	—

Comprehensive income/(loss)	€59,224	€26,406	€(230,355)	€143,175

        Net gains of €6,403,000 of the accumulated adjustments to comprehensive income in respect of the fair value of financial instruments are expected to be reclassified into earnings in the next twelve months. These instruments derive from gains and losses on derivatives hedging cash flows on forecasted transactions (the maximum period for which is two years) and on interest rate swaps qualifying as cash flow hedges.

	2003	2002
	€000	€000
Shareholders' Equity
Shareholders' equity as reported in the consolidated balance sheet	895,356	878,099

Adjustments:
Goodwill—Gross	137,127	59,846
—Aggregate amortization	43,770	9,953
Hyper-inflationary economies—property, plant and equipment
—Cost	91,200	17,519
—Aggregate depreciation	(38,996)	(7,372)
Hyper-inflationary economies—investments	2,239	37
Retirement benefits	(34,736)	(16,146)
Deferred taxation	(134,831)	(65,785)
Financial instruments—fair value	3,899	19,435
Minority share of US GAAP adjustments	(2,582)	(662)
Consolidate newcos	(125,000)	(125,000)
Rollover investment by JSG management	(76,190)	(77,084)
Shareholders' equity of companies sold to affiliates	(9,854)	(1,155)

	(143,954)	(186,414)

Shareholders' equity as adjusted to accord with US GAAP	€751,402	€691,685

Cumulative Other Comprehensive Income Amounts

	Currency Translation Adjustments	Financial Instruments Gains/(Losses)	Net Actuarial Gain / (Loss) Recognized in Retirement Benefit Schemes	Total
	€000	€000	€000	€000
Successor
September 3, 2002	—	—	—	—
Movement from September 3, 2002 through December 31, 2002	16,900	(4,534)	3,773	16,139

Balance at December 31, 2002	16,900	(4,534)	3,773	16,139
Movement in the year	91,196	(1,757)	6,533	95,972

Balance at December 31, 2003	€108,096	€(6,291)	€10,306	€112,111

	Currency Translation Adjustments	Financial Instruments Gains/(losses)	Share of Associates Other Comprehensive Income	Total
	€000	€000	€000	€000
Predecessor
Balance at December 31, 2000	28,530	—	(4,148)	24,382
Cumulative effect on prior years of adoption of SFAS No. 133		(3,361)	—	(3,361)
Movement in the year	28,906	4,138	(38,429)	(5,385)

Balance at December 31, 2001	€57,436	€777	€(42,577)	€15,636

Cash Flows

        The consolidated statement of cash flows prepared under Irish GAAP presents substantially the same information as that required under US GAAP by SFAS No. 95—Statement of Cash Flows. This standard differs, however, with regard to the classification of items within the statements and as regards the definition of cash and cash equivalents. Under US GAAP, cash would not include bank overdrafts. The movements on such bank overdrafts are required to be included in financing activities under SFAS No. 95. Under US GAAP only short term investments with a maturity of three months or less at the date of acquisition are included in cash equivalents. Under Irish GAAP movements in short term investments are classified as management of liquid resources. Under Irish GAAP, cash flows are presented separately for operating activities, dividends received from associates, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and disposals, equity dividends paid, management of liquid resources and financing. US GAAP, however, requires only three categories of cash flow activity to be reported: operating, investing and financing.

        Cash flows from taxation and returns on investments and servicing of finance shown under Irish GAAP would be included as operating activities under US GAAP. Cash flows from capital expenditure, financial investment and aquisitions and disposals would be included as investing activities under US GAAP. The payment of dividends would be included as a financing activity under US GAAP. Under US GAAP, capitalized interest is treated as part of the cost of the asset to which it relates and is thus included as part of investing cash flows; under Irish GAAP all interest is treated as part of returns on investments and servicing of finance. The categories of cash flow activity under US GAAP are summarized as follows:

	Successor		Predecessor
	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002	Restated 2001
	€000	€000	€000	€000
Cash inflow from operating activities	375,126	173,234	206,485	396,295
Cash (outflow) on investing activities	(333,626)	(2,596,026)	(211,558)	(252,341)
Cash (outflow)/inflow from financing activities	(29,296)	2,429,931	(26,723)	(208,137)

Increase/(decrease) in cash and cash equivalents	12,204	7,139	(31,796)	(64,183)
Currency adjustment on cash and cash equivalents	(8,810)	(4,273)	(7,627)	4,326
Cash and cash equivalents at beginning of period	172,929	170,063	209,486	269,343

Cash and cash equivalents at end of period	€176,323	€172,929	€170,063	€209,486

Deferred taxation—additional information required by SFAS No. 109

        The analysis of the US GAAP deferred taxation liability required by SFAS No. 109 is as follows:

	2003	2002
	€000	€000
Deferred taxation liabilities:
Excess of book value over tax value of fixed assets	302,859	214,334
Other timing differences	101,069	85,447

	403,928	299,781

Deferred taxation assets:
Net operating loss carry forwards	(65,120)	(53,387)
Valuation allowances	49,546	36,234
Retirement benefits	(93,690)	(61,047	)(1)
Other timing differences	(74,238)	(54,241)

	(183,502)	(132,441)

	€220,426	€167,340

Split as follows:
Current	(31,930)	(9,894)
Non current	252,356	177,234

	€220,426	€167,340

(1)
Retirement benefits includes €91,231,000 (2002: €57,341,000) in relation to deferred tax which has been recorded within 'Pension liabilities" (note 25).

        Valuation allowances are set up for losses carried forward in those jurisdictions in which it is more likely than not that the losses carried forward will not be utilized to offset future taxable income or in which there is no deferred tax liability against which the related asset can be offset prior to expiry.

Share option schemes—additional information required by SFAS No. 123

        Under the Group's 1987 Option Schemes, the 1999 Executive Share Option Plan and the 2000 United Kingdom Executive Approved Share Option Plan (the "Schemes"), selected employees of the Company and its subsidiaries were granted non-qualified options to acquire ordinary shares of the Company. The share options were exercisable at a price equal to the market price, as defined, of the Company's ordinary shares at the time of grant. The options became exercisable upon the occurrence of certain trigger events, as defined, within 10 years from the date of grant. The options were to expire not later than 10 years from the date of grant.

        The Group elected to follow APB 25 and related interpretations in accounting for its share options because the alternative fair value accounting provided for under SFAS No. 123 requires use of option valuation models that were not developed for use in valuing employee share options. SFAS No. 123 requires pro forma information regarding net income. This information has been determined as if the Group had accounted for those employee share options issued subsequent to December 31, 1994 under the fair value method of that statement. Due to the recognition of option expense over the vesting period, the pro forma net income information required by SFAS No. 123 is not likely to be representative of the effects on the reported pro forma net income. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions:

Predecessor	2001
Expected option life (years)	5
Risk-free weighted interest rate	4.4%
Stock volatility	50.0%
Dividend yield	3.4%

        The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected share price volatility. Because the Group's employees share options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee share options. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period (see "Stock based employee compensation expense" above for a description of the vesting period).

        As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation" and amended by SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure," the Group has elected to account for shares to be issued under the Management Participation Agreement under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and adopt the disclosure only provisions of SFAS No. 123 and SFAS No. 148. Under SFAS No. 123,

options are valued at the grant date using the Black-Scholes valuation model and compensation expenses are recognized ratably over the vesting period. Had compensation expenses been determined as prescribed by SFAS No. 123, the Company's net income for the period presented would have been the following:

	Successor		Predecessor
	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002	2001
	€000	€000	€000	€000
Net (loss)/income attributable to common shareholders under US GAAP
As reported	(36,748)	10,267	95,973	151,921
Add: Stock based employee compensation expense included in reported net income, net of related tax effects	394	—	21,540	11,437
Deduct: Total stock based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(769)	—	(15,076)	(7,531)

Pro forma	€(37,123)	€10,267	€102,437	€155,827

        The Group's 1999 Performance Share Plan allowed participating executives to receive annual allocations that could result in the award of rights to acquire ordinary shares in the Company for a nominal consideration. Awards were granted over a proportion of the shares over which an allocation was made to the extent that pre-set performance targets were achieved over a performance period of not less than four years.

        Under the Special Long Term Incentive Plans adopted in 2000, the Chairman & Chief Executive Officer, President & Chief Operations Officer and Chief Financial Officer each received an allocation that could result in the award of rights to acquire ordinary shares in the Company for a nominal consideration. Awards were granted over a proportion of the shares over which an allocation was made to the extent that pre-set performance targets were achieved over a performance period of three years.

        During 2000, the Company introduced save as you earn share option schemes for eligible employees in both Ireland (the "Irish SAYE Scheme") and the UK (the "UK SAYE Scheme"). Under these schemes, employees could opt to save fixed amounts on a regular basis, over a three-year, five-year or seven-year period, subject to a maximum monthly saving of €320 (Irish SAYE Scheme) or Stg£250 (UK SAYE Scheme). The participants could use the amounts saved plus interest earned to acquire shares under options granted by the Company at the start of the savings period.

        A summary of the Company's share options and related activity is as follows:

	Shares under option	Option Price Range	Weighted Average Exercise Price
Outstanding at December 31, 2000	63,820,228	€0.00 - €2.62	€1.66
Granted	17,342,570	€0.00 - €2.21	€1.68
Exercised	(1,092,779)	€1.25 - €2.29	€1.86
Cancelled	(3,985,311)	€0.00 - €2.62	€1.96

Outstanding at December 31, 2001	76,084,708	€0.00 - €2.62	€1.64
Exercised	(55,601,020)	€0.00 - €2.62	€1.63
Cancelled	(20,483,688)	€0.00 - €2.62	€1.66

Outstanding at September 2, 2002	—	—	—

        The number of options exercisable at December 31, 2001 was 7,722,892 and the weighted average exercise price of these options was €1.94.

        No options were outstanding at September 2, 2002. Successor had no options outstanding at December 31, 2002 or December 31, 2003.

Pension costs and termination indemnities—information required by SFAS No. 87 and SFAS No. 132

        The components of the defined benefit net pension expense for the Group's principal schemes and termination indemnities for the years ended December 31, 2003 and 2001 and the periods ended September 2, 2002 and December 31, 2002 under SFAS No. 87 are estimated to be as follows:

	Successor		Predecessor
	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002	2001
	€000	€000	€000	€000
Service cost	26,162	9,433	17,085	25,531
Interest cost	47,682	19,509	36,548	49,351
Expected return on plan assets	(36,674)	(15,455)	(37,950)	(55,525)
Amortization of unrecognized transition obligation or asset	—	(84)	(674)	(1,047)
Recognized gains and losses	160	(2,053)	(308)	(563)
Prior service cost recognized	655	1,226	607	879
Loss due to settlement or curtailment	—	64	516	3,934

	€37,985	€12,640	€15,824	€22,560

        The Group's principal defined benefit schemes are in Europe and the US and, up to the date of the asset swap, Canada. The estimated fund status of these schemes under SFAS No. 87 amended by SFAS No. 132 was as follows:

	2003	Sept. 3, 2002 through Dec. 31, 2002
	€000	€000
Change in benefit obligation
Benefit obligation at beginning of period	883,681	885,688
Service cost	25,205	8,708
Interest cost	44,954	17,248
Contributions by plan participants	7,366	4,070
Actuarial gains and losses	(9,062)	6,419
Benefits paid	(33,885)	(11,487)
Divestitures, curtailments or settlements	—	(344)
Plan amendments	655	1,216
Fair value adjustments	40,237	—
Acquisitions	133,968	—
Disposals	(135,934)	—
Currency adjustments	(38,076)	(27,837)

Benefit obligation at end of period	919,109	883,681

Change in plan assets
Fair value of plan assets at beginning of period	644,322	637,767
Actual return on assets	56,893	8,100
Contributions by employer	34,242	15,048
Contributions by plan participants	7,366	4,070
Benefits paid	(33,885)	(11,487)
Divestitures	—	5
Fair value adjustments	2,254	—
Acquisitions	830	—
Disposals	(99,812)	—
Currency adjustment	(30,406)	(9,181)

Fair value of plan assets at end of period	581,804	644,322

Funded status of the plans	(337,305)	(239,359)
Amounts available to be applied as an increase/(reduction) of future pension costs:
Unrecognized actuarial gains or losses	(22,438)	(2,832)

(Accrued) pension costs	€(359,743)	€(242,191)

        Plan assets less than projected benefit obligations include overfunded plans at December 31, 2003 of €602,000 (2002: nil) and underfunded plans at December 31, 2003 of €337,907,000

(2002: €239,359,000). The calculation of the US GAAP pension expense for the year ended December 31, 2003 and the projected benefit obligation at that date assumed a discount rate of approximately 5.4% (2002: 5.9%). The other main assumption was that the rate of increase in the compensation levels is expected to average 3.2% (2002: 3.6%; 2001: 4.2%) and that the long term return on plan assets is expected to average 6.5% (2002: 7.1%; 2001: 8.3%).

        The assets of the plans are invested primarily in equities, fixed interest securities, insurance contracts and property.

        The Group operates termination indemnity plans in certain countries as appropriate to local circumstances. In accordance with local practice, these are financed internally and the projected benefit obligations of these plans are provided for in the financial statements. The projected benefit obligations of these plans were €60,293,000 at December 31, 2003 (2002: €51,862,000). The calculation of the expense for the year ended December 31, 2003 and the projected benefit obligation at those dates assumed a weighted average discount rate of approximately 5.0% (2002: 6.9%). The other main assumptions used are the same as those used for the purposes of Irish GAAP. These include the assumption that the rate of increase in compensation levels is expected to average 2.1% (2002: 2.7%).

        The components of the Group postretirement healthcare defined benefit expense for the years ended December 31, 2003 and 2001 and the periods ended September 2, 2002 and December 31, 2002 under SFAS No. 87 are estimated to be as follows:

	Successor		Predecessor
	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002	2001
	€000	€000	€000	€000
Service cost	305	316	522	631
Interest cost	546	570	980	1,254
Recognized gains and losses	—	790	6,323	(28)
Gain due to settlement or curtailment	—	(42)	(535)	—

	€851	€1,634	€7,290	€1,857

        The Group's postretirement healthcare defined benefit schemes are in the US and, up to the date of the asset swap, Canada. The estimated fund status of these schemes under SFAS No. 87 amended by SFAS No. 132 was as follows:

	2003	Sept. 3, 2002 through Dec. 31, 2002
	€000	€000
Change in benefit obligation
Benefit obligation at beginning of period	25,401	25,821
Service cost	305	316
Interest cost	551	570
Contributions by plan participants	89	33
Actuarial gains and losses	33	790
Benefits paid	(426)	(220)
Divestitures, curtailments or settlements	—	(42)
Disposals	(23,491)	—
Currency adjustments	183	(1,867)

Benefit obligation at end of period	2,645	25,401

Change in plan assets
Fair value of plan assets at beginning of period	—	—
Contributions by employer	337	187
Contributions by plan participants	89	33
Benefits paid	(426)	(220)

Fair value of plan assets at end of period	—	—

Funded status of the plans	(2,645)	(25,401)
Amounts available to be applied as an increase/(reduction) of future pension costs:
Unamortized prior service cost	—	(8)
Unrecognized actuarial gains or losses	25	741

(Accrued) pension costs	€(2,620)	€(24,668)

        The weighted-average asset allocations at December 31, 2003 and 2002 by asset category of the defined benefit pension schemes in Ireland is shown below:

	Plan assets
	Target Allocation	Percentage of Plan Assets at December 31,
	2004	2003	2002
Equity securities	50–80%	70%	67%
Debt securities	15–50%	17%	20%
Other	0–20%	13%	13%

Total		100%	100%

        The Group maintains target allocation percentages among various asset classes based on an investment policy established for the pension plans which is designed to achieve long term rate of return objectives, while mitigating against downside risk and considering expected cash flows. Our investment policy is reviewed from time to time to ensure consistency with our long term objective of funding 100% of the projected benefit obligation.

        The expected long term rate of return on plan assets reflects the average return rates expected on the funds invested or to be invested to provide for the benefits included in the projected benefit obligation. In estimating those rates, appropriate consideration is given to the current returns being earned by the plan assets in the fund and the rates of return expected to be available for reinvestment.

        The Group's expected return on assets of the defined benefit schemes in Ireland is based on recommendations from the plan actuary, having considered anticipated future long term performance of individual asset classes. Consideration is also given to the appropriate asset allocation strategy, given the anticipated requirements of the plan to determine the average rate of return expected on the funds invested to provide for the pension plan benefits. While appropriate consideration is given to recent fund performance and historical returns, the assumption is primarily a long term, prospective rate. Based on our most recent study, the expected long term return assumption for our Irish plans effective January 1, 2004 will remain at 7.14%.

        The expected contributions to the defined benefit pension schemes in Ireland is anticipated to be €9,037,000 in the year ended December 31, 2004. The accumulated benefit obligation of these schemes at December 31, 2003 is €177,877,000 (2002: €138,400,000).

38 New Accounting Standards

        In June 2001, the Financial Accounting Standards Board, or FASB, issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. It also provides accounting guidance for legal obligations associated with the retirement of tangible long lived assets. This statement is effective for fiscal years beginning after June 15, 2002. The adoption of SFAS No. 143 on January 1, 2003 did not have a material impact on our financial position, results of operations or cash flows.

        In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." Effective for fiscal year 2003, under SFAS No. 145, gains and losses on extinguishments of debt will be required to be classified as income or loss from continuing operations rather than as extraordinary items as previously required under Statement 4. Extraordinary treatment will be required for certain extinguishments as provided in APB Opinion No. 30. All other provisions for SFAS No. 145 became effective for transactions occurring after May 15, 2002. Statement 145 also amends Statement 13 to require certain modifications to capital leases be treated as a sale-leaseback and modifies the accounting for sub-leases when the original lessee remains a secondary obligor (or guarantor). In addition, the FASB rescinded Statement 44, which addressed the accounting for intangible assets of motor carriers and made numerous technical corrections. The adoption of SFAS No. 145 did not have a material impact on the Group's financial position, results of operations or cash flows.

        In July 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 replaces EITF Issue No. 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The adoption of SFAS No. 146 on January 1, 2003 did not have a material impact on our financial position and results of operations.

        In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken by it in issuing the guarantee. It also expands the disclosure requirements in the financial statements of the guarantor with respect to its obligations under certain guarantees that it has issued. The Group is required to adopt the initial recognition and initial measurement accounting provisions of this interpretation on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption FIN 45 did not have a material adverse effect on the Group's financial position, results of operations or cash flows.

        In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51," which addresses consolidation by business enterprises of variable interest entities ("VIEs") either: (1) that do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support, or (2) in which the equity investors lack an essential characteristic of a controlling financial interest. In December 2003, the FASB completed deliberations of proposed modifications to FIN 46 ("Revised Interpretations") resulting in multiple effective dates based on the nature as well as the creation date of the VIE. VIEs created after January 31, 2003, but prior to January 1, 2004, may be accounted for either based on the original interpretation or the Revised Interpretations. However, the Revised Interpretations must be applied no later than the Company's second quarter of fiscal 2004. VIES created after January 1, 2004 must be accounted for under the Revised Interpretations. Special Purpose Entities ("SPEs") created prior to February 1, 2003 may be accounted for under the original Accounting Standards or revised interpretation's provisions no later than the Company's first quarter of fiscal 2004. Non-SPEs created prior to February 1, 2003, should be accounted for under the revised interpretation's provisions no later than the Company's second quarter of fiscal 2004. The Group has not entered into any material arrangements with VIEs created after January 31, 2003. The Group is currently evaluating the effect that the adoption of FIN 46 for VIEs created prior to February 1, 2003 will have on its results of operations and financial condition.

        In April 2003, the FASB issued SFAS No. 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". SFAS No. 149 amends SFAS No. 133 by requiring that contracts with comparable characteristics be accounted for similarly. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, except as stated below and for hedging relationships designated after June 30, 2003. In addition, except as stated below, all provisions of this Statement should be applied prospectively. The provisions of this Statement that relate to Statement 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. In addition, certain other issues, which relate to forward purchases or sales of when-issued securities or other securities that do not yet exist, should be applied to both existing contracts and new contracts entered into after June 30, 2003. The impact on our financial position, results of operations or cash flows is not expected to be material.

        In May 2003, SFAS No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity", was issued. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). This Statement is effective for financial instruments entered into or modified after May 31, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The impact on our financial position is not expected to be material.

        In December 2003, the Securities & Exchange Commission ("SEC") published Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition." This SAB updates portions of the SEC staff's interpretive guidance provided in SAB 101 and included in Topic 13 of the Codification of Staff Accounting Bulletins. SAB 104 deletes interpretative material no longer necessary, and conforms the interpretive material retained, because of pronouncements issued by the FASB's EITF on various revenue recognition topics, including EITF 00-21, "Revenue Arrangements with Multiple Deliverables." SAB 104 also incorporates into the SAB Codification certain sections of the SEC staff's "Revenue Recognition in Financial Statements—Frequently Asked Questions and Answers." To the extent not incorporated into the SAB codification, the SEC staff's FAQ on SAB 101 (Topic 13) has been rescinded. The adoption SAB 104 will not have a material effect on the Group's financial position, results of operations or cash flows.

        In December 2003, the FASB issued SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits" ("SFAS No. 132-R"). SFAS No. 132-R revises employers' disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition provisions of SFAS No. 87, "Employers' Accounting for Pensions, No. 88, Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." SFAS No. 132-R retains the disclosure requirements contained in SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," which it replaces. It requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. The required information should be provided separately for pension plans and for other postretirement benefit plans. The provisions of Statement 132 remain in effect until the provisions of SFAS No. 132-R are adopted. Except as noted below, SFAS No. 132-R is effective for financial statements with fiscal years ending after December 15, 2003. The interim-period disclosures required by SFAS No. 132-R are effective for interim periods beginning after December 15, 2003. The additional disclosure of information about foreign plans required by SFAS No. 132-R is effective for fiscal years ending after June 15, 2004. Disclosure of the benefits expected to be paid in each of the next five fiscal years, and in the aggregate for the five fiscal years thereafter is effective for fiscal years ending after June 15, 2004. The additional disclosure of information for nonpublic entities required by SFAS No. 132-R is effective for fiscal years ending after June 15, 2004. The adoption of SFAS No. 132-R will not have a material effect on the Group's financial position, results of operations or cash flows.

JSG Acquisitions and Subsidiary Companies

Report of Independent Auditors

To the Board of Directors
JSG Acquisitions

        We have audited the accompanying consolidated balance sheets of JSG Acquisitions (successor company) and subsidiaries as of December 31, 2003 and December 31, 2002, and the related consolidated statements of operations, total recognized gains and losses, changes in shareholders' equity, and cash flows for the year ended December 31, 2003 and for the period from June 14, 2002 to December 31, 2002. We have also audited the related consolidated statements of operations, total recognized gains and losses, changes in shareholders' equity and cash flows of Jefferson Smurfit Group plc (predecessor company) and subsidiaries for the eight month and two day period ended September 2, 2002 and for the year ended December 31, 2001. Our audits also included the financial statement schedule listed in the Index at Item 18. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

        We conducted our audits in accordance with Irish auditing standards and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of JSG Acquisitions (successor company) and subsidiaries at December 31, 2003 and December 31, 2002, and the consolidated results of their operations and their cash flows for the year ended December 31, 2003 and for the period from June 14, 2002 to December 31, 2002, and the consolidated results of operations and cash flows of Jefferson Smurfit Group plc (predecessor company) for the eight month and two day period ended September 2, 2002 and for the year ended December 31, 2001, in conformity with accounting principles generally accepted in Ireland, which differ in certain respects from those followed in the United States of America (see Note 37 of Notes to the Consolidated Financial Statements). Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

        As discussed in Note 2 to the Consolidated Financial Statements, Jefferson Smurfit Group plc (predecessor company) changed its method of accounting for Deferred Taxation.

Ernst & Young

Dublin, Ireland.
April 15, 2004

JSG Acquisitions and Subsidiary Companies

Consolidated Statement of Operations

		Successor		Predecessor
	Note	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002	2001
		€000	€000	€000	€000
Net sales	3
Continuing operations		4,111,814	1,422,237	2,729,404	3,842,704
Acquisitions		530,146	—	—	—
Disposals		104,355	153,338	404,676	668,946

		4,746,315	1,575,575	3,134,080	4,511,650
Cost of sales		3,419,820	1,145,857	2,272,287	3,243,372
Impairment of property, plant and equipment	5	—	—	—	26,642

Gross profit		1,326,495	429,718	861,793	1,241,636
Net operating expenses	4	982,296	284,662	656,419	883,964
Reorganization and restructuring costs	5	35,006	11,978	12,484	23,763

Operating income subsidiaries
Continuing operations		259,958	120,531	175,225	310,447
Acquisitions		41,609	—	—	—
Disposals		7,626	12,547	17,665	23,462

		309,193	133,078	192,890	333,909
Share of associates' operating income		12,155	7,224	117,473	242,212
Share of associates' restructuring costs	5	—	—	(7,541)	(10,895)

Total operating income		321,348	140,302	302,822	565,226
Income on sale of assets and businesses	5	5,560	—	20,440	—
Interest income		11,631	5,230	10,286	23,053
Interest expense	7	(308,754)	(91,790)	(65,881)	(108,621)
Other financial expense	25	(15,266)	(10,775)	—	—
Share of associates' net interest		(2,062)	(386)	(74,387)	(154,654)

Income before taxes and equity minority interests	8	12,457	42,581	193,280	325,004
Taxes on income	9	62,354	31,395	77,889	137,565

(Loss)/income before equity minority interests		(49,897)	11,186	115,391	187,439
Equity minority interests		16,768	9,061	19,969	37,022

Net (loss)/income for the period(1)		€(66,665)	€2,125	€95,422	€150,417

(1)
A summary of the significant adjustments to net (loss)/income which would be required if accounting principles generally accepted in the United States had been applied instead of those generally accepted in Ireland is given in Note 37.

The Notes to the Consolidated Financial Statements are an integral part of these Financial Statements.

JSG Acquisitions and Subsidiary Companies

Consolidated Statement of Total Recognized Gains and Losses

	Successor		Predecessor
	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002	2001
	€000	€000	€000	€000
(Loss)/income for the period
Group	(71,264)	(1,894)	84,060	125,841
Associates	4,599	4,019	11,362	24,576

	(66,665)	2,125	95,422	150,417

Translation adjustments on foreign currency net investments
Group	58,982	7,444	(144,099)	60,638

Actuarial gain recognized in retirement benefit schemes	25,603	4,407	—	—

Total recognized gains and losses
Group	13,321	9,957	(60,039)	186,479
Associates	4,599	4,019	11,362	24,576

	€17,920	€13,976	€(48,677)	€211,055

Note of Historical Cost Profits and Losses

        The results disclosed in the Consolidated Statement of Operations are not materially different to the results based on an unmodified historical basis.

The Notes to the Consolidated Financial Statements are an integral part of these Financial Statements.

JSG Acquisitions and Subsidiary Companies
Consolidated Balance Sheet

	Note	2003	2002
		€000	€000
Assets
Current assets
Cash	11	179,067	184,255
Accounts receivable and prepayments	12	911,443	1,016,181
Amounts due by affiliates		—	4,412
Amounts due by affiliates after more than one year		277,439	244,523
Inventories	13	477,432	470,207

Total current assets		1,845,381	1,919,578

Fixed assets
Investments	14	80,642	165,243
Property, plant and equipment	15	2,435,946	2,214,254
Intangible assets	16	1,455,119	1,543,531

Total fixed assets		3,971,707	3,923,028

Total assets		€5,817,088	€5,842,606

Liabilities, minority interests and shareholders' equity
Current liabilities
Bank loans, overdrafts and other borrowing	20	110,511	130,963
Accounts payable and accrued liabilities	17	1,044,642	1,097,429

Total current liabilities		1,155,153	1,228,392
Non current liabilities
Long term debt and other long term liabilities	19	1,820,624	1,921,885
Amounts due to affiliates		1,233,353	1,143,811
Provisions for liabilities and charges	21	234,952	222,853
Pension liabilities	25	355,309	294,696
Capital grants deferred		15,155	12,043
Minority interests (equity interests)		113,646	147,950

Total liabilities and minority interests		4,928,192	4,971,630

Shareholders' equity(1)
Share capital		40	40
Other reserves		923,386	864,404
Retained earnings (deficit)		(34,530)	6,532

Shareholders' equity		888,896	870,976

Total liabilities, minority interests and shareholders' equity		€5,817,088	€5,842,606

(1)
A summary of the significant adjustments to shareholders' equity which would be required if accounting principles generally accepted in the United States had been applied instead of those generally accepted in Ireland is given in Note 37.

The Notes to the Consolidated Financial Statements are an integral part of these Financial Statements.

JSG Acquisitions and Subsidiary Companies

Consolidated Statements of Changes in Shareholders' Equity

Successor

        JSG Acquisitions was incorporated on June 14, 2002, with an authorized share capital of 100,000 shares of €1 each, of which 40,000 were issued.

Predecessor	Number of ordinary shares	Ordinary shares of 30c each	Total share capital
	000	€000	€000
Authorized
Balance at December 31, 2001	1,401,214	€420,364	€420,364

Allotted, called up and fully paid
Balance at December 31, 2000	1,108,632	332,589	332,589
Issued during the year	1,093	328	328

Balance at December 31, 2001	1,109,725	€332,917	€332,917

        The options outstanding over ordinary shares at December 31, 2001 were 76,084,708. During the year ended December 31, 2001, a total of 1,092,729 ordinary shares with a nominal value of €328,000 were issued as a result of the exercise of options under the JSG share option schemes. The net proceeds arising from these issues, €2,011,000 was used for normal business purposes.

        The called up share capital of JSG included 25,000,000 shares (nominal value €7,500,000) held by a subsidiary, which had not been cancelled. These shares did not rank for dividend as the related dividend entitlements had been waived.

The Notes to the Consolidated Financial Statements are an integral part of these Financial Statements.

Successor	Share capital	Other reserves(1)	Retained earnings	Total shareholders' equity
	€000	€000	€000	€000
Shares issued	40	—	—	40
Capital contribution	—	856,960	—	856,960
Income	—	—	2,125	2,125
Actuarial gain recognized in retirement benefit schemes	—	—	4,407	4,407
Currency translation adjustments	—	7,444	—	7,444

Balance at December 31, 2002	40	864,404	6,532	870,976
Loss	—	—	(66,665)	(66,665)
Actuarial gain recognized in retirement benefit schemes	—	—	25,603	25,603
Currency translation adjustments	—	58,982	—	58,982

Balance at December 31, 2003	€40	€923,386	€(34,530)	€888,896

(1)
Other reserves of €856,960,000 are comprised of investments by JSG Funding by way of capital contributions.

Predecessor	Share capital	Premium in excess of par value(1)	Other reserves(1)	Retained earnings	Total shareholders' equity(2)
	€000	€000	€000	€000	€000
Balance at December 31, 2000	332,589	100,339	247,618	1,706,184	2,386,730
Shares issued	328	1,683	—	—	2,011
Income	—	—	—	150,417	150,417
Dividends on ordinary shares (note 10)	—	—	—	(79,021)	(79,021)
Currency translation adjustments	—	—	60,638	—	60,638
Goodwill on disposals	—	—	—	4,416	4,416

Balance at December 31, 2001	€332,917	€102,022	€308,256	€1,781,996	€2,525,191

(1)
The premium in excess of par value, revaluation reserve, capital conversion reserve fund, and capital redemption reserve fund and other reserves were not available for distribution.

(2)
Retained earnings and other reserves at December 31, 2001 included cumulative translation gains of €261,974,000.

The Notes to the Consolidated Financial Statements are an integral part of these Financial Statements.

JSG Acquisitions and Subsidiary Companies

Consolidated Financial Statements of Cash Flows

		Successor		Predecessor
	Note	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002	2001
		€000	€000	€000	€000
Net cash flow from operating activities	27	691,027	271,041	356,514	584,942

Dividends received from associates		1,258	1,552	4,060	11,118

Returns on investments and servicing of finance
Interest received		11,687	5,597	11,328	23,463
Interest paid		(292,701)	(57,052)	(70,654)	(107,037)
Interest paid on finance leases		(2,164)	(605)	(1,151)	(1,728)
Other financial interest paid		(15,266)	(10,775)	—	—
Dividends paid to minority interests		(7,496)	(5,259)	(8,222)	(18,584)
Deferred debt issuance costs		(7,558)	(129,819)	—	—

		(313,498)	(197,913)	(68,699)	(103,886)

Taxation
Irish corporation tax refunded/(paid)		2,616	(315)	(9,625)	(7,786)
Overseas tax paid		(61,589)	(35,708)	(83,986)	(106,676)

		(58,973)	(36,023)	(93,611)	(114,462)

Capital expenditure and financial investment
Purchase of tangible fixed assets		(207,518)	(91,139)	(119,620)	(177,213)
Less new finance leases		—	—	—	7,537

		(207,518)	(91,139)	(119,620)	(169,676)
Capital grants received		1,995	919	2,460	5,154
Purchase of other investments		(1,052)	(1,600)	(4,963)	(6,303)
Retirement of fixed assets	30	44,895	1,513	917	34,198

		(161,680)	(90,307)	(121,206)	(136,627)

Acquisitions and disposals
Purchase of subsidiaries and minorities	33	(102,081)	(2,495,618)	(320,640)	(13,697)
Deferred acquisition consideration		(54,773)	—	—	—
Business disposals		4,596	—	25,207	4,406
Advances to affiliates		(28,206)	(14,890)	—	—
Investments in and advances to associates		(82)	(6,311)	(1,631)	(33,140)

		(180,546)	(2,516,819)	(297,064)	(42,431)

Equity dividends paid	29	—	(255)	(50,662)	(76,570)

Cash (outflow)/inflow before use of liquid resources and financing		(22,412)	(2,568,724)	(270,668)	122,084

Management of liquid resources		18,812	(10,445)	239,468	(2,970)

Financing
Issue of shares including minorities		—	862,619	5,796	2,011
(Decrease)/increase in term debt	31	(49,789)	560,115	42,651	(120,636)
Advances from JSL		88,392	1,139,928	—	—
Capital elements of finance leases repaid		(5,689)	(2,031)	(4,945)	(9,407)

		32,914	2,560,631	43,502	(128,032)

Increase/(decrease) in cash		€29,314	€(18,538)	€12,302	€(8,918)

The significant differences between the cash flow statement prepared under accounting principles generally accepted in the United States and that prepared under accounting principles generally accepted in Ireland are given in Note 37.

The Notes to the Consolidated Financial Statements are an integral part of these Financial Statements.

JSG Acquisitions and Subsidiary Companies

Notes to the Consolidated Financial Statements

1 Basis of preparation

        The following name changes took place in June 2003:

Old Name	Current Name
MDCP Acquisitions Ltd	Jefferson Smurfit Group Ltd (JSL)
MDP Acquisitions plc	JSG Funding plc (JSG Funding)
MDCP Acquisitions I	JSG Acquisitions (JSG Acquisitions)
Jefferson Smurfit Group Ltd	Smurfit Packaging Corporation Ltd (JSG)

        On July 5, 2002, JSG Acquisitions, a wholly-owned subsidiary of JSG Funding, commenced a public tender offer ('the offer') for all of the issued and to be issued share capital of JSG. On September 3, 2002, JSG Acquisitions declared the offer unconditional in all respects. JSG Acquisitions subsequently acquired all of the ordinary shares, completing the acquisition in October 2002.

        At the time the offer was declared unconditional, JSG distributed to its shareholders by way of a share capital reduction its 29.3% interest in Smurfit-Stone Container Corporation ('SSCC'). We refer to that distribution as the 'spin-off'. In connection with the acquisition, certain non-operating assets and non-core operating assets of JSG were transferred to newly formed, wholly owned subsidiaries of JSL, which we collectively refer to as the 'newcos', in exchange for intercompany notes. On October 2, 2002, the newcos borrowed €125 million under a bank credit facility, which was non-recourse to JSG Acquisitions and JSG Funding. The newcos then loaned the proceeds to JSL, and JSL used them to make a capital contribution to JSG Funding. JSG Funding in turn made a capital contribution to JSG Acquisitions. The newcos facility was fully paid before December 31, 2003.

        The funding required to purchase all of the outstanding equity interests of JSG, to refinance certain existing indebtedness of JSG and to pay related fees and expenses was approximately €3,510 million. These cash costs were financed as follows:

1.
approximately €857 million of cash equity contributed by JSL, which we refer to as the "equity contribution." The equity contribution was comprised of the following:

•
the investment by Madison Dearborn Partners LLC and its affiliates, certain other co-investors and certain members of management in ordinary shares of JSL and related capital contributions of approximately €732 million in cash, and

•
a capital contribution by JSL of €125 million in cash, which funds were provided by the newcos to JSL in the form of an intercompany loan;

2.
proceeds from the issuance and sale of 250,000 units, which we refer to as the 'units', consisting of €100 million and $150 million aggregate principal amount of 15 1/2% subordinated notes due 2013, which we refer to as the 'PIK notes', and warrants to purchase JSL's ordinary shares;

3.
proceeds from the issuance and sale of senior notes due 2012; and

4.
borrowing by JSG Acquisitions under a new senior credit facility.

        In addition, approximately €637 million of existing borrowing of JSG was left outstanding. This amount was comprised of amounts outstanding under our 6.75% notes due 2005 and 7.50% debentures due 2025, certain local bank borrowing, capital lease obligations, funded debt in Latin America and bank overdrafts.

        JSG Funding, as the immediate parent of JSG Acquisitions, issued the notes of 2 and 3 above and loaned the proceeds to JSG Acquisitions.

        On March 31, 2003 the Group completed the acquisition of SSCC's European packaging assets. In this transaction which we refer to as the 'SSCC Asset Swap', JSG Funding exchanged its 50% ownership in Smurfit MBI, Canada and approximately €185 million for SSCC's assets. The cash consideration for the transaction was financed by US$205 million of 9 5/8% senior notes due 2012, issued in February 2003. Smurfit MBI has been accounted for as a discontinued operation.

        Under Irish GAAP fair value exercises are required to be completed as soon as practicable after the date of acquisition with the final fair value adjustments incorporated in the financial statements for the first full financial year following the acquisition. The fair value exercise relating to the acquisition of SSCC's European packaging assets is substantially finalized. The significant adjustments expected were in respect of the fair value of land and buildings, plant and equipment and post retirement benefits. The actuarial valuations of the various pension-type funds have been finalized and resulted in an increase in pension liabilities of approximately €42 million at the date of acquisition. During 2003 we have substantially completed the exercise in relation to land and buildings and plant and equipment, which has resulted in an increase in fixed assets of €114 million. The acquisition of SSCC's European packaging assets resulted in a net increase in goodwill of €157 million.

2 Accounting Policies

(a) Basis of accounting:

        The financial statements are prepared under the historical cost convention and in accordance with generally accepted accounting principles in Ireland (Irish GAAP). They are prepared and presented in euro (€). In preparing these financial statements, certain items have been included in order to comply with accounting presentation and disclosure requirements applicable in the United States in respect of foreign registrants. An explanation of the significant differences between Irish and US GAAP as they apply to the Group and a reconciliation to US GAAP are set out in Note 37. The financial statements do not comprise full group accounts within the meaning of Regulation 40(1) of the European Communities (Companies: Group Accounts) Regulations, 1992 of Ireland insofar as such group accounts would have to comply with the disclosure and other requirements of these Regulations.

(b) Group consolidation:

        The financial statements comprise a consolidation of the financial statements of JSG Acquisitions or predecessor and their respective subsidiaries. Associates are accounted for under the equity method of accounting. Where accounting policies followed by subsidiaries and associates differ significantly from those adopted for the purpose of the consolidated financial statements, appropriate adjustments are made in order to achieve a consistent basis of accounting. The results of subsidiaries acquired or sold are consolidated and the Groups' share of the results of associates are included for the periods from their effective date of acquisition or to their effective date of sale.

(c) Net sales and revenue recognition:

        Net sales consist of sales to third parties after trade discounts and exclude sales taxes. Revenue is recognized at the time products are delivered or services rendered to external customers.

(d) Goodwill:

        Goodwill represents the excess of the cost of shares in subsidiaries over the fair value of their net assets acquired based on Group accounting policies. It is capitalized and amortized over a period of 40 years as the directors believe that the durability of the business can be demonstrated and the value of goodwill is capable of being continually reassessed. The carrying value of goodwill is subject to an impairment review at the end of the first full year following the year of acquisition and annually thereafter.

(e) Depreciation:

        Freehold and long leasehold land are not depreciated. Short leasehold land and buildings are depreciated over the remaining period of the lease, adjusted for estimated residual value. The main other tangible fixed assets are depreciated by equal annual installments over their estimated useful lives at the following rates:

Freehold and long leasehold buildings	1–5%	Plant and machinery	3–33%
Fixtures and fittings	10–25%	Motor vehicles	20–25%

(f) Timberlands:

        The cost of acquiring, establishing and maintaining forestry plantations are classified as timberlands. Depletion of timberlands represents the charge to income relating to the timber extracted in the year.

(g) Leasing:

        Assets acquired under finance leases are capitalized and included in tangible fixed assets and depreciated in accordance with Group depreciation policy. Payments under operating leases are expensed over the period of the lease.

(h) Inventory valuation:

        Inventory is valued at the lower of cost and net realizable value. Cost includes direct costs plus applicable factory and other overheads. Net realizable value is the actual or estimated selling price less all applicable costs incurred or likely to be incurred in the realization of the selling price. Full provision is made for all damaged, deteriorated, obsolete and unusable materials.

(i) Debt instruments:

        The finance costs of debt instruments, which is the difference between the net proceeds and the total amount payable under the instrument, are accounted for over the life of the instrument at a constant rate of interest on the outstanding balance. The proceeds of debt instruments, net of issue costs, are shown as liabilities on the balance sheet.

(j) Derivative instruments:

        The Group uses forward currency contracts to reduce exposure to foreign exchange rates. The Group also uses interest rate swaps to adjust interest rate exposures. The Group considers its derivative instruments qualify for hedge accounting when certain criteria are met.

  Forward foreign currency contracts

        The criteria for forward foreign currency contracts are:

  •
  The instrument must be related to a foreign currency asset or liability that is probable and whose characteristics have been identified; and

  •
  It must reduce the risk of foreign currency exchange movements on our operations.

        The rates under such contracts are used to record the hedged item. As a result, gains and losses are offset against the foreign exchange gains and losses on the related financial assets and liabilities, or where the instrument is used to hedge a committed or probable, future transaction, are deferred until the transaction occurs. Gains/losses arising on hedges of anticipated transactions are recorded in the income statement when such anticipated transactions are no longer likely to occur.

  Interest rate swaps

        The Group's criteria for interest rate swaps are:

  •
  The instrument must be related to an asset or a liability; and

  •
  It must change the character of the interest rate by converting a variable rate to a fixed rate or vice versa.

        Interest differentials are recognized and included in interest payable or receivable as appropriate.

        Interest rate swaps are not revalued to fair value and are not shown on the Group balance sheet.

  Currency swaps

        The Group enters currency swap agreements to reduce the impact of foreign currency rate fluctuations arising from unmatched foreign currency assets and liabilities. Related foreign currency assets and liabilities are accounted for in the currency of the underlying swap agreement and translated at the closing rate.

(k) Foreign Currencies:

        Foreign currency transactions are translated at the rate of exchange ruling at the date of the transaction or, if hedged forward, at the rate of exchange under the related forward currency contract. Assets and liabilities denominated in foreign currencies are translated at the closing rate or, if hedged forward, at the rate of exchange under the related forward currency contract. The resulting profits or losses are dealt with in the statement of income.

        The balance sheets of subsidiaries are translated using the closing rate method. The statements of operations and cash flow are translated at average rates ruling for the relevant period. Resulting currency differences, together with those arising on hedging activities, are dealt with in reserves. The transactions of operations in hyper-inflationary economies are reported using a relatively stable currency as the functional currency. The translation gains and losses arising are recognized in the statement of operations.

(l) Post Retirement Benefits:

        From September 3, 2002 (the date of acquisition), JSG Acquisitions has adopted FRS 17—'Retirement Benefits'. FRS 17 applies to all types of benefits that an employer provides after employees have completed their service, including pensions and other post retirement benefits. The expected increase in the present value of scheme liabilities arising from employee service in the current or prior periods is charged against operating income. The expected returns on the schemes assets and the increase during the period in the present value of the schemes liabilities arising from the passage of time are included in the statement of income as 'Other Financial Expense'. Differences between the expected and the actual return on plan assets, together with the effect of changes in the current or prior assumptions underlying the liabilities are recognized in the statement of recognized gains and losses. Scheme assets are valued at fair value and scheme liabilities are measured using the projected unit method. Net scheme assets and liabilities, reduced by deferred tax amounts, are recorded on the balance sheet as a pension surplus or deficit as appropriate.

        Prior to September 3, 2002, pension costs were recognized in income on a systematic basis so that the cost of providing retirement benefits to employees was evenly matched to the service lives of the employees concerned. Any excess or deficiency of the actuarial value of assets over the actuarial value of liabilities was amortized over the average remaining service lives of the relevant, then current employees. Any surplus or deficit within a scheme was not recognized on the balance sheet. The cost of providing post retirement health care benefits to employees was recognized on an actuarial basis. The effect of the adoption of FRS 17 on reported income from the date of acquisition is not material.

(m) Deferred taxation:

        Predecessor adopted FRS 19—'Deferred Tax' effective from January 1, 2002. Under this standard full provision is made for deferred tax arising from timing differences between the recognition of gains and losses in the financial statements and their recognition in tax computations. In adopting FRS 19, we have chosen not to discount deferred tax assets and liabilities.

(n) Research and development:

        Research and development expenditure is written off as incurred.

(o) Use of estimates:

        The preparation of financial statements requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from those estimates.

3 Segmental Analyses

        The Group is an integrated paper and board manufacturer and converter. The Group has identified reportable segments on a geographic basis. In Europe, the Group has two reportable segments: (1) Packaging and (2) Specialities. The Packaging segment is highly integrated. It includes a system of mills and plants that produces a full line of containerboard that is converted into corrugated containers. The primary products of the Specialities segment include décor base paper (from April 1, 2002), graphicboard and paper sacks. Additionally, there are central costs which represent corporate governance costs, including executive costs, and costs of the Group's legal, company secretarial, pension administration, tax, treasury and controlling functions and other administrative costs. Set out below are segmental analyses of sales, income before taxes and equity minority interests, total assets, long lived assets, net operating assets, capital expenditure, depreciation, depletion and amortization expense and investments in equity method investees. The analysis of income includes the Groups' share of the income before exceptional items, interest and taxes of associates. A geographical analysis of employees can be found in Note 6 and of income taxes in Note 9.

Sales—third party (external net sales)

	Successor		Predecessor
	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002	2001
	€000	€000	€000	€000
Packaging	2,968,784	849,820	1,686,198	2,523,264
Specialities	991,874	347,952	520,197	489,061

Europe	3,960,658	1,197,772	2,206,395	3,012,325
United States and Canada	104,355	153,339	403,086	665,726
Latin America	681,302	224,464	524,599	833,599

	€4,746,315	€1,575,575	€3,134,080	€4,511,650

        Third party sales in Ireland were: €201,530,000 for the year ended December 31, 2003; €68,354,000 for the period September 3, 2002 through December 31, 2002; €126,349,000 for the period January 1, 2002 through September 2, 2002; and €206,655,000 for the year ended December 31, 2001.

Sales—Group and third party

	Successor		Predecessor
	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002	2001
	€000	€000	€000	€000
Packaging	4,029,387	1,129,725	2,246,357	3,364,145
Specialities	1,048,035	367,860	550,243	516,265

Europe	5,077,422	1,497,585	2,796,600	3,880,410
United States and Canada	104,355	153,339	403,086	665,726
Latin America	1,067,021	350,831	828,750	1,314,834

	€6,248,798	€2,001,755	€4,028,436	€5,860,970

Income before taxes and equity minority interests

	Successor		Predecessor
	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002	2001
	€000	€000	€000	€000
Packaging	213,918	91,710	128,400	265,030
Specialities	88,020	24,821	34,985	22,157
Associates	9,447	5,608	18,120	28,594

Europe	311,385	122,139	181,505	315,781

Packaging	7,775	16,966	18,114	21,557
Associates	—	—	92,408	207,582

United States and Canada	7,775	16,966	110,522	229,139

Packaging	86,180	18,129	61,638	127,453
Associates	506	791	3,726	5,476

Latin America	86,686	18,920	65,364	132,929

Asia (Associates)	2,202	826	3,218	560

Unallocated centre costs	(22,412)	(7,256)	(31,968)	(43,063)

Income before goodwill amortization, interest and exceptional items	385,636	151,595	328,641	635,346
Goodwill amortization	(44,548)	(10,090)	(5,794)	(8,820)
Group net interest	(297,123)	(86,560)	(55,595)	(85,568)
Share of associates net interest	(2,062)	(386)	(74,387)	(154,654)

Income before exceptional items	41,903	54,559	192,865	386,304
Reorganization and restructuring costs	(35,006)	(11,978)	(12,484)	(23,763)
Impairment of property, plant and equipment	—	—	—	(26,642)
Income on sale of assets and businesses	5,560	—	20,440	—
Share of associates' exceptional costs	—	—	(7,541)	(10,895)

	€12,457	€42,581	€193,280	€325,004

Total assets

	2003	2002
	€000	€000
Packaging	2,524,444	2,068,710
Specialities	757,590	867,302

Europe	3,282,034	2,936,012
United States and Canada	2,729	185,682
Latin America	700,197	763,161
Asia	—	28,006
Group centre	99,570	137,279

	4,084,530	4,050,140
Consolidated goodwill	1,455,119	1,543,531
Amounts due by affiliates	277,439	248,935

	€5,817,088	€5,842,606

Long lived assets

	2003	2002
	€000	€000
Packaging	1,523,821	1,159,530
Specialities	463,882	491,696

Europe	1,987,703	1,651,226
United States and Canada	—	81,465
Latin America	443,336	476,259
Group centre	4,907	5,304

	2,435,946	2,214,254
Consolidated goodwill	1,455,119	1,543,531

	€3,891,065	€3,757,785

        Long lived assets in Ireland were €191,139,000 and €174,086,000 at the years ended December 31, 2003 and 2002 respectively.

Net operating assets

	2003	2002
	€000	€000
Packaging	1,792,346	1,446,584
Specialities	582,744	620,241

Europe	2,375,090	2,066,825
United States and Canada	(5,541)	137,104
Latin America	559,432	621,147
Asia	(1,106)	26,053
Group centre	(4,708)	(15,573)

Net operating assets	2,923,167	2,835,556
Consolidated goodwill	1,455,119	1,543,531
Amounts due by affiliates	277,439	248,935
Unallocated net liabilities	(3,766,829)	(3,757,046)

Group shareholders' equity	€888,896	€870,976

A reconciliation of net operating assets above to shareholders' equity is as follows:

	2003	2002
	€000	€000
Per segmental analysis of net operating assets	2,923,167	2,835,556

Consolidated goodwill	1,455,119	1,543,531
Amounts due by affiliates	277,439	248,935

Unallocated assets	1,732,558	1,792,466

Net borrowing	(1,847,792)	(1,975,645)
Deferred debt issuance costs	110,650	125,255
Intra-Group indebtedness	(1,233,353)	(1,143,811)
Corporation tax	(64,147)	(74,759)
Dividends proposed	—	—
Capital lease creditors	(28,280)	(22,587)
Deferred income	—	—
Provisions for liabilities and charges	(234,952)	(222,853)
Pension liabilities	(355,309)	(294,696)
Minority interests (equity interests)	(113,646)	(147,950)

Unallocated net liabilities	(3,766,829)	(3,757,046)

Shareholders' equity	€888,896	€870,976

        Total assets comprise fixed assets and current assets. Long lived assets comprise property, plant and equipment and capitalized goodwill. Net operating assets comprise total assets less total liabilities but excluding all assets and liabilities of a financing nature.

Capital expenditure

	Successor		Predecessor
	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002	2001
	€000	€000	€000	€000
Packaging	130,340	56,967	53,329	73,398
Specialities	45,499	15,462	25,461	40,104

Europe	175,839	72,429	78,790	113,502
United States and Canada	1,365	4,804	7,343	11,831
Latin America	30,308	13,640	33,403	51,506
Group centre	6	266	84	374

	€207,518	€91,139	€119,620	€177,213

Depreciation, depletion and amortization expense

	Successor		Predecessor
	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002	2001
	€000	€000	€000	€000
Packaging	164,762	48,171	99,748	143,039
Specialities	43,700	15,503	24,039	20,129

Europe	208,462	63,674	123,787	163,168
United States and Canada	2,244	3,077	10,213	17,510
Latin America	42,490	15,546	32,158	48,224
Group centre	270	274	402	1,042

Depreciation and depletion	253,466	82,571	166,560	229,944
Goodwill amortization	44,548	10,090	5,794	8,820

	€298,014	€92,661	€172,354	€238,764

Investments in equity method investees

	2003	2002
	€000	€000
Europe	57,769	79,199
United States and Canada	—	6,450
Latin America	11,516	38,441
Asia	—	26,949

	€69,285	€151,039

4 Net Operating Expenses

	Successor		Predecessor
	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002	2001
	€000	€000	€000	€000
Distribution costs	337,489	94,905	188,221	244,874
Administrative expenses	647,685	190,904	469,816	641,972
Other operating income	(2,878)	(1,147)	(1,618)	(2,882)

	€982,296	€284,662	€656,419	€883,964

        In 2003, a gain of €18 million on the sale of development land at the K Club has been netted against administrative expenses.

5 Exceptional Items

	Successor		Predecessor
	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002	2001
	€000	€000	€000	€000
Group
Property, plant and equipment impairment provision	—	—	—	(26,642)
Reorganization and restructuring costs	(35,006)	(11,978)	(12,484)	(23,763)
Income on sale of assets and operations	5,560	—	20,440	—

	€(29,446)	€(11,978)	€7,956	€(50,405)

	Successor		Predecessor
	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002	2001
	€000	€000	€000	€000
Associates
Merger and restructuring costs	—	—	(3,253)	(7,573)
Debt extinguishment costs	—	—	(4,288)	(3,322)

	—	—	€(7,541)	€(10,895)

Group

        The Group has recorded costs of €35,006,000 representing reorganization and restructuring costs, mainly in the European Packaging division. This figure includes redundancy, closure and reorganization costs. The main closure costs relate to our Lestrem mill in France, which was permanently closed in October, 2003. The related tax relief of €9,367,179 is included in Taxes on income.

        The Group has reported a gain of €5,560,000 in respect of the disposal of its Malta box plant and the sale of land at Orsenigo and Asti in Italy. The related tax charge of €2,085,620 is included in Taxes on income.

6 Employees and Remuneration

        The average number of persons employed by the Group by geographical area in the financial year was:

	Successor		Predecessor
	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002	2001
Europe	22,348	19,842	19,053	17,061
United States and Canada	639	2,620	2,773	3,031
Latin America	7,318	6,871	6,727	6,659

	30,305	29,333	28,553	26,751

Associates employees	1,798	1,966	43,555	43,968

	Successor		Predecessor
	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002	2001
	€000	€000	€000	€000
Wages and salaries	881,043	294,887	575,625	822,896
Social welfare	190,586	57,894	106,281	142,138
Pensions	65,859	24,686	43,285	62,507

	€1,137,488	€377,467	€725,191	€1,027,541

7 Interest Expense

	Successor		Predecessor
	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002	2001
	€000	€000	€000	€000
Interest payable and similar charges:
On bank loans and overdrafts
—repayable within 5 years, by instalment	26,614	9,513	8,376	10,990
—repayable within 5 years, other than by instalment	3,207	9,350	10,239	22,949

	29,821	18,863	18,615	33,939
Payable to affiliates	136,941	31,672	—	—
On all other loans	141,992	41,255	47,266	74,682

	€308,754	€91,790	€65,881	€108,621

8 Income Before Taxes

	Successor		Predecessor
	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002	2001
	€000	€000	€000	€000
Income before taxes is stated after charging:
Depreciation, depletion and amortization expense	298,014	92,661	172,354	238,764

Auditors' remuneration (including expenses)	3,654	2,171	1,448	2,728

Operating lease rentals plant and machinery	10,404	2,200	4,434	11,506

Operating lease rentals other	6,110	1,910	4,204	4,973

Loss/(gain) on foreign currency borrowing less deposits	6,401	893	(2,813)	2,154

Research and development costs	4,979	1,486	3,425	5,240

        Directors' emoluments, including pension contributions for 2003 amounted to €7,048,000. Directors' emoluments, including pension contributions, for the period from September 3, 2002, through December 31, 2002, amounted to €3,323,000.

        The following amounts relating to acquisitions and discontinued operations are included in arriving at Cost of sales and Net operating expenses in the Consolidated Statement of Operations.

	Successor		Predecessor
	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002	2001
	€000	€000	€000	€000
Cost of sales:
Acquisitions	362,094	—	—	—
Disposals	84,663	123,510	336,162	555,717
Net operating expenses:
Acquisitions	126,443	—	—	—
Disposals	12,066	17,281	50,849	89,767

9 Taxation

	Successor		Predecessor
	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002	2001
	€000	€000	€000	€000
Current taxation
Europe	32,463	18,114	36,858	79,783
United States and Canada	(686)	1,660	4,224	5,311
Latin America	25,547	7,216	19,005	26,165

	57,324	26,990	60,087	111,259

Deferred taxation
Europe	4,769	1,482	1,291	(12,268)
United States and Canada	5	337	667	1,916
Latin America	(2,811)	1,233	(1,188)	631

	1,963	3,052	770	(9,721)

Taxes on income
Holding Company and subsidiaries	59,287	30,042	60,857	101,538
Share of associates	3,067	1,353	17,032	36,027

	€62,354	€31,395	€77,889	€137,565

Deferred taxation arises as follows
Capital allowances	1,068	345	1,791	(6,996)
Other	895	2,707	(1,021)	(2,725)

	€1,963	€3,052	€770	€(9,721)

        Current taxation represents corporation tax or its equivalent on the taxable income in each jurisdiction and unrelieved overseas tax on dividends. In 2003, unrelieved overseas tax on dividends amounted to €473,631. For the periods January 1 through September 2, 2002 and September 3 through December 31, 2002 respectively, unrelieved overseas tax on dividends amounted to €488,827 and €108,686 (2001: €526,971). In 2003, the amount of current taxation relating to Ireland was a credit of €3,295,000. For the periods January 1 through September 2, 2002 and September 3 through December 31, 2002 respectively, the amount of current taxation relating to Ireland was €4,667,000 and €1,100,000 (2001: €11,120,000). In 2003, the amount of deferred taxation relating to Ireland was €5,225,000. For the periods January 1 through September 2, 2002 and September 3 through December 31, 2002 respectively, the amount of deferred taxation relating to Ireland was nil (2001: nil).

        From January 1, 2002, the Group adopted FRS 19—'Deferred Tax', which requires full provision to be made for deferred taxation arising on timing differences between the recognition of gains and losses in the financial statements and their recognition in the tax computation.

        The deferred taxation charge of €1,963,000 for 2003 includes €251,000 in respect of pensions.

        The Group has availed of a reduced taxation rate of 10%, which applies to certain manufacturing and financial service operations in Ireland. The reduced rate is due to expire in 2005 for financial service operations and 2010 for manufacturing operations.

Income before tax is analyzed as follows:

	Successor		Predecessor
	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002	2001
	€000	€000	€000	€000
Ireland	(34,959)	(19,133)	17,468	61,316
Foreign	111,317	76,944	138,105	246,250
Associates	10,093	6,838	43,086	87,558
Unallocated goodwill amortization	(44,548)	(10,090)	(5,794)	(8,820)
Exceptional items (Note 5)	(29,446)	(11,978)	415	(61,300)

	€12,457	€42,581	€193,280	€325,004

        Based on current capital investment plans, the Group expects to continue to be able to claim capital allowances in excess of depreciation in future years but at a slightly lower level than in the current year.

        The total tax charge in future periods will be affected by any changes to the corporation tax rates in force in the countries in which the Group operates. The current tax charges will also be affected by changes in the excess of tax depreciation over book depreciation and the use of tax credits.

        The following table relates the applicable Republic of Ireland statutory tax rate to the effective tax rate of the Group, obtained by computing the tax charge as a percentage of income before taxes and minority shareholders' interest:

	Successor		Predecessor
	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002	2001
	%	%	%	%
Corporation tax at Irish statutory rate	12.5	16.0	16.0	20.0
Adjusted for:
Income subject to a higher rate of tax than the Irish statutory rate	367.4	36.3	27.6	23.8
Income subject to a lower rate of tax than the Irish statutory rate	—	—	—	(11.1)
Expenditure not deductible for tax purposes	253.2	30.7	7.3	11.3
Utilization of tax losses	(131.5)	(6.5)	(3.1)	(0.9)
Adjustments to tax charge in respect of previous periods	2.7	3.7	0.5	(0.8)
Profits arising not subject to tax	(3.7)	(6.5)	(8.0)	—

	500.6	73.7	40.3	42.3

10 Dividends

	Successor		Predecessor
	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002	2001
	€000	€000	€000	€000
Ordinary:
Paid
Ordinary interim per share (2001: 2.625c)	—	—	—	28,446

Proposed
Final dividend per share (2001: 4.662c)	—	—	—	50,575

	—	—	—	€79,021

11 Net Borrowing

	2003	2002
	€000	€000
Cash at bank and in hand	179,067	184,255
Total borrowing (Note 20)	2,026,859	2,159,900

	€1,847,792	€1,975,645

12 Accounts Receivable and Prepayments

	2003	2002
	€000	€000
Amounts falling due within one year:
Trade receivables	876,008	900,424
Less: Provision for bad and doubtful debts	54,840	42,657

	821,168	857,767
Amounts owed by associates	6,056	10,140
Other receivables	37,173	87,274
Prepayments and accrued income	34,441	43,753

	898,838	998,934
Amounts falling due after more than one year:
Other receivables	12,605	17,247

	€911,443	€1,016,181

13 Inventories

	2003	2002
	€000	€000
Raw materials	120,026	145,325
Work in progress	26,238	34,892
Finished goods	204,678	182,490
Other	126,490	107,500

	€477,432	€470,207

14 Investments

	2003	2002
	€000	€000
Associates (Note 14 (i))	69,285	151,039
Other investments (Note 14 (ii))	11,357	14,204

	€80,642	€165,243

Note 14 (i): Associates

Successor	Share of net assets	Loans	Total
	€000	€000	€000
September 3, 2002 Acquired	142,058	8,792	150,850
Additions	6,279	—	6,279
Retained earnings	4,019	—	4,019
Transfer to affiliates	(9,523)	—	(9,523)
Repayment	—	(1,368)	(1,368)
Reclassification	91	—	91
Currency adjustment	1,079	(388)	691

December 31, 2002	144,003	7,036	151,039
Fair value adjustment	(5,646)	—	(5,646)
Additions	4,089	—	4,089
Acquisitions	763	—	763
Retained earnings	4,603	—	4,603
Sales	(41,656)	—	(41,656)
Repayment	—	(6,728)	(6,728)
Reclassification on acquisition	(35,030)	—	(35,030)
Currency adjustment	(2,153)	4	(2,149)

December 31, 2003	€68,973	€312	€69,285

        We have one remaining significant associate—Duropack AG in Austria, of which we own 40%.

Predecessor	Share of net assets	Loans	Total
	€000	€000	€000
December 31, 2000	1,484,859	4,816	1,489,675
Additions	28,429	4,707	33,136
Retained earnings	24,577	—	24,577
Sales	(5,058)	—	(5,058)
Reclassification	8,844	—	8,844
Currency adjustment	69,670	263	69,933

December 31, 2001	€1,611,321	€9,786	€1,621,107

Note 14 (ii): Other Investments

Successor	Listed* Cost	Unlisted Cost	Total
	€000	€000	€000
September 3, 2002 Acquired	6,717	74,940	81,657
Additions	753	583	1,336
Transfer to affiliates	—	(68,090)	(68,090)
Reclassification	(467)	32	(435)
Sales	(52)	(24)	(76)
Write off to statement of operations	(21)	—	(21)
Currency adjustment	(4)	(163)	(167)

December 31, 2002	6,926	7,278	14,204
Additions	392	269	661
Acquisitions	19	2,834	2,853
Reclassification	38	(5,260)	(5,222)
Sales	(787)	(16)	(803)
Currency adjustment	(15)	(321)	(336)

December 31, 2003	€6,573	€4,784	€11,357

Predecessor	Listed* Cost	Unlisted Cost	Total
	€000	€000	€000
December 31, 2000	6,085	53,497	59,582
Additions	702	5,601	6,303
Reclassification	(2)	(8,562)	(8,564)
Sales	(50)	(3,708)	(3,758)
Write off to statement of operations	(14)	—	(14)
Currency adjustment	5	141	146

December 31, 2001	€6,726	€46,969	€53,695

*
Listed on a recognized stock exchange

        Other investments are stated at cost. The market value of the listed investments at December 31, 2003 was €6,545,000 (2002: €7,028,000; 2001: €6,987,000)

15 Property, Plant and Equipment

	Land & Buildings
Successor			Plant and Equipment
	Freehold	Leasehold		Total
	€000	€000	€000	€000
Cost or valuation
September 3, 2002 Acquired	897,687	33,821	3,058,488	3,989,996
Additions	12,374	—	76,420	88,794
Retirements	(4,466)	(2)	(37,962)	(42,430)
Reclassification	23,810	—	(11,693)	12,117
Transfer to affiliates	(52,745)	—	(104,000)	(156,745)
Currency adjustment	(15,366)	(103)	(67,255)	(82,724)

December 31, 2002	861,294	33,716	2,913,998	3,809,008

Fair value adjustment	97,459	—	97,670	195,129
Reclassification	8,404	(329)	(46,191)	(38,116)
Acquisitions	93,412	6,562	169,411	269,385
Additions	21,354	—	179,652	201,006
Businesses sold	—	—	(165,386)	(165,386)
Retirements	(16,217)	(302)	(82,874)	(99,393)
Currency adjustment	(47,025)	(1,494)	(153,406)	(201,925)

December 31, 2003	1,018,681	38,153	2,912,874	3,969,708

Depreciation
September 3, 2002 Acquired	146,042	7,814	1,555,428	1,709,284
Charged	12,093	333	67,449	79,875
Retirements	(1,989)	3	(34,054)	(36,040)
Reclassification	687	—	(5,116)	(4,429)
Transfer to affiliates	(11,173)	—	(36,906)	(48,079)
Currency adjustment	(3,743)	(5)	(40,161)	(43,909)

December 31, 2002	141,917	8,145	1,506,640	1,656,702

Reclassification	(1,159)	(92)	(43,525)	(44,776)
Charged	25,141	1,231	220,438	246,810
Businesses sold	—	—	(96,144)	(96,144)
Retirements	(4,494)	(316)	(72,059)	(76,869)
Currency adjustment	(9,542)	(84)	(91,825)	(101,451)

December 31, 2003	151,863	8,884	1,423,525	1,584,272

Net book amount December 31, 2003	€866,818	€29,269	€1,489,349	€2,385,436

Net book amount December 31, 2002	€719,377	€25,571	€1,407,358	€2,152,306

Timberland
€000
September 3, 2002 Acquired	66,854
Additions	2,345
Depletion	(2,696)
Currency adjustment	(4,555)

31 December 2002	61,948

Additions	6,512
Fair value adjustment	(945)
Depletion	(6,656)
Currency adjustment	(10,349)

31 December 2003	€50,510

Net book amount December 31, 2003	€2,435,946

Net book amount December 31, 2002	€2,214,254

	Land & Buildings
Predecessor			Plant and
	Freehold	Leasehold	Equipment	Total
	€000	€000	€000	€000
Cost or valuation
December 31, 2000	891,317	32,578	2,713,119	3,637,014
Acquisitions	—	—	3,410	3,410
Additions	17,934	5,106	144,075	167,115
Retirements	(26,540)	(1,693)	(93,078)	(121,311)
Reclassification	(100,684)	(747)	(67)	(101,498)
Currency adjustment	16,586	209	56,205	73,000

December 31, 2001	798,613	35,453	2,823,664	3,657,730

Depreciation
December 31, 2000	133,061	8,620	1,356,506	1,498,187
Charged	19,737	1,099	201,781	222,617
Retirements	(7,054)	(1,179)	(77,525)	(85,758)
Reclassification	(5,477)	(664)	(20,553)	(26,694)
Impairment writedown	—	—	26,642	26,642
Currency adjustment	3,669	64	30,710	34,443

December 31, 2001	143,936	7,940	1,517,561	1,669,437

Net book amount December 31, 2001	€654,677	€27,513	€1,306,103	€1,988,293

Timberland
€000
December 31, 2000	—
Additions	10,098
Reclassification	92,633
Depletion	(7,327)
Currency adjustment	4,322

December 31, 2001	€99,726

Net book amount December 31, 2001	€2,088,019

Land and Buildings

        Included in tangible assets is an amount for land of €288,434,000 (2002: €243,964,000; 2001 €225,288,000).

Capitalized leased property, plant and equipment

        Included in the net book amount of tangible assets is an amount for capitalized leased assets of €65,687,000 (2002: €70,981,000; 2001: €115,943,000). The depreciation charge for capitalized leased assets for 2003 was €10,794,000 and the related finance charges amounted to €2,164,000. The depreciation charge for capitalized leased assets for the periods January 1, 2002 through September 2, 2002 and September 3, 2002 through December 31, 2002 was €8,866,000 and €3,799,000 respectively and the related finance charges amounted to €1,186,000 and €570,000 respectively (2001: €14,530,000 and €1,728,000 respectively).

Reclassifications

        The reclassifications, in 2001, within both Cost and Depreciation relate principally to the reclassification of Timberlands. Historically, both the original cost and the related aggregate depreciation were recorded in Freehold Land and Buildings. Other amounts relate mainly to the removal of fully depreciated assets no longer in use. These reclassifications have no impact on the net book value or the annual depreciation charge.

16 Intangible Assets

Successor	Goodwill
€000
September 3, 2002 Arising on Acquisition	1,558,980
Amortization	(10,090)
Currency adjustment	(5,359)

December 31, 2002	1,543,531
Acquisitions	174,659
Disposals	(80,543)
Fair value adjustments	(142,723)
Amortization	(44,548)
Currency adjustment	4,743

December 31, 2003	€1,455,119

Predecessor	Goodwill
€000
December 31, 2000	146,778
Acquisitions	19,573
Amortization	(8,820)
Currency adjustment	(1,014)

December 31, 2001	€156,517

17 Accounts Payable and Accrued Liabilities

	2003	2002
	€000	€000
Trade payables	603,947	608,959
Amounts owed to associates—trading balances	3,239	2,314
Taxation creditors (Note 18)	86,975	108,135
Deferred acquisition consideration	3,178	—
Social welfare	51,450	41,413
Accruals	200,051	211,150
Capital payables	23,372	21,185
Other payables	59,076	99,889
Capitalized lease obligations	13,354	4,384

	€1,044,642	€1,097,429

18 Taxation Creditors

	2003	2002
	€000	€000
Current taxation	64,147	74,759
Payroll taxes	27,593	27,053
VAT and other sales taxes	(4,765)	6,323

	€86,975	€108,135

19 Long Term Debt and Other Long Term Liabilities

	2003	2002
	€000	€000
Borrowing—due after more than one year (Note 20)	1,916,348	2,028,937
Deferred debt issuance costs	(110,650)	(125,255)
Capitalized lease obligations	14,926	18,203

	€1,820,624	€1,921,885

20 Borrowing

Analysis of Net Debt

	2003	2002
	€000	€000
Senior credit facility:
Revolving credit facility(1)—interest at relevant interbank rate + 2.25%	—	23,839
Tranche A term loan(2a)—interest at relevant interbank rate + 2.25%	530,231	570,009
Tranche B term loan(2b)—interest at relevant interbank rate + 2.75%	469,178	469,178
Tranche C term loan(2c)—interest at relevant interbank rate + 3.25%	469,178	469,178
Yankee bonds (including accrued interest)(3)	415,971	428,086
Bank loans and overdrafts (net of cash)	(36,766)	15,355

Net debt	1,847,792	1,975,645
Leases	28,280	22,587

Total net debt including leases	€1,876,072	€1,998,232

(1)
Revolving credit facility of €425 million (available under the senior credit facility) to be repaid in full in 2009.

(2a)
Term loan A due to be repaid in certain instalments up to 2009.

(2b)
Term loan B due to be repaid in full in 2010.

(2c)
Term loan C due to be repaid in full in 2011.

(3)
6.75% senior notes due 2005 of USD 234 million and 7.50% senior debentures due 2025 of USD 292.3 million.

	2003			2002
	Bank Loans and Overdrafts	Other Borrowing	Total	Bank Loans and Overdrafts	Other Borrowing	Total
	€000	€000	€000	€000	€000	€000
Analysis of borrowing by year of repayment
Within one year	102,439	8,072	110,511	126,935	4,028	130,963

Between 1 and 2 years	75,988	185,823	261,811	72,724	2,635	75,359
Between 2 and 3 years	86,585	1,934	88,519	77,475	150,481	227,956
Between 3 and 4 years	156,056	1,668	157,724	101,019	2,256	103,275
Between 4 and 5 years	95,770	1,160	96,930	127,239	12,591	139,830
Thereafter
By instalment	155,078	3,571	158,649	253,198	5,295	258,493
Other than by instalment	921,282	231,433	1,152,715	948,139	275,885	1,224,024

Due after more than one year	1,490,759	425,589	1,916,348	1,579,794	449,143	2,028,937

Total borrowing	€1,593,198	€433,661	€2,026,859	€1,706,729	€453,171	€2,159,900

	2003		2002
	Within One Year	After One Year	Within One Year	After One Year
	€000	€000	€000	€000
Analysis of borrowing
Secured bank loans and overdrafts:
Overseas loans	13,143	11,860	9,542	44,998
Domestic loans	42,647	1,390,540	14,706	1,479,602

	55,790	1,402,400	24,248	1,524,600
Unsecured bank loans and overdrafts:
Overseas loans	31,749	11,253	80,977	41,139
Domestic loans	14,900	77,106	21,710	14,055

	46,649	88,359	102,687	55,194

Total bank loans and overdrafts	102,439	1,490,759	126,935	1,579,794

Secured other loans	—	412,535	—	423,829
Unsecured other loans	8,072	13,054	4,028	25,314

Total other loans	8,072	425,589	4,028	449,143

Total borrowing	€110,511	€1,916,348	€130,963	€2,028,937

        Security comprises fixed and floating charges over the assets of certain subsidiaries and pledges over the Group's shareholding in certain of its subsidiaries.

        Included in secured other loans are the following long term obligations:

000
Guaranteed Senior Notes 6.75% due 2005	$234,000
Guaranteed Debentures 7.50% due 2025	$292,300

Committed facilities amounted to €2,325,899,000 (2002: €2,491,665,000) of which €1,899,728,000 (2002: €2,040,250,000) were utilized at December 31, 2003. The weighted average period until maturity of undrawn committed facilities is 5.7 years (2002: 6.1 years).

Maturity of Undrawn Committed Facilities	2003	2002
	€000	€000
Within 1 year	—	848
Between 1 and 2 years	1,171	48,056
More than 2 years	425,000	402,511

	€426,171	€451,415

Financial instruments and risk management

        The operating parameters and policies of treasury management are established under board authority. The formal treasury policy covers the areas of funding, counterparty risk, foreign exchange, controls and derivatives. Risk arising on counterparty default is controlled within a framework of dealing with high quality institutions that meet certain minimum criteria. The Group uses derivative instruments in the management of interest rate and currency risk.

        The Group's financial instruments, other than derivatives, comprise borrowing, cash and liquid resources, and various items, such as trade debtors, trade creditors etc, that arise directly from its operations. The Group uses derivative financial instruments primarily to manage its exposure to market risks from changes in interest and foreign exchange rates. The Group does not enter into or issue derivative financial instruments for trading or speculative purposes. The Group's policy is to centrally manage interest rate and currency exposure.

(a) Interest rate risk management

        The Group manages interest rate exposure to achieve an appropriate balance of fixed and variable rate funding. To achieve this objective, the Group enters into interest rate swaps, options and forward rate agreements. Interest rate swap agreements are used to change the interest receivable or payable on the Group's underlying cash and borrowing from variable to fixed rates or from fixed to variable rates. At the year end, 52% (2002: 48%) of the Group's borrowing was at fixed rates after taking account of interest rate swaps. The weighted average interest rate on borrowing outstanding at the year end was 6.2% (2002: 6.79%).

        Outstanding interest rate swap agreements at December 31, 2003 are summarized as follows:

Currency	Notional Principal (Millions)	Termination Dates	% Fixed Payable	% Variable Receivable		% Fixed Receivable	% Variable Payable
EUR	600	2005	3.43-3.505	Euribor	(1)	—	—
EUR	10	2006	4.37	Euribor		—	—
SEK	94	2006	—	—		5.24	Stibor	(2)
EUR	400	2007	3.39-3.457	Euribor		—	—

(1)
European Interbank Offered Rate.

(2)
Stockholm Interbank Offered Rate.

        Outstanding interest rate swap agreements at December 31, 2002 are summarized as follows:

Currency	Notional Principal (Millions)	Termination Dates	% Fixed Payable	% Variable Receivable		% Fixed Receivable	% Variable Payable
GBP	1	2003	7.46	Libor	(3)	—	—
GBP	1	2004	7.87	Libor		—	—
EUR	10	2003	5.37	Euribor		—	—
EUR	1,010	2005–2006	3.3825-4.37	Euribor		—	—
SEK	94	2006	—	—		5.24	Stibor

(3)
London Interbank Offered Rate.

        After taking into account the various interest rate swaps and currency swaps entered into by the Group, the interest rate profile of the Group's financial liabilities at December 31, 2003 was:

				Fixed rate financial liabilities
Currency	Total € Million	Floating rate financial liabilities € Million	Fixed rate financial liabilities € Million	Weighted average interest rate %	Weighted average period until maturity Years
Euro	1,875	652	1,223	6.87	3.7
Sterling	125	124	1	6.96	1.7
US Dollar	(107)	52	(159)	9.65	8.8
Norwegian	44	44	—
Swedish Krona	86	86	—
Other	32	19	13

Total	€2,055	€977	€1,078

(b) Foreign exchange risk management

        The Group manages its balance sheet having regard to the currency exposures arising from its assets being denominated in a wide range of currencies. To this end, where foreign currency assets are funded by borrowing, such borrowing is generally sourced in the currency of the related assets. The

Group also hedges a portion of its currency exposure through the use of currency swaps and forward contracts. At December 31, 2003 the Group had entered into €185 million (2002: €156 million) currency equivalent of forward contracts and €85 million (2002: €93 million) equivalent of options contracts in respect of its day to day trading.

        Outstanding currency swap agreements at December 31, 2003 are summarized as follows:

Currency Swapped (Millions)	Currency Received (Millions)	Maturity date	Interest rate paid	Interest rate received
USD 195	EUR 200	2007	Euribor + 318	Libor + 300
USD 204	EUR 190	2012	9.6481	9.6491
USD 231	EUR 199	2005	Euribor + 464	6.8238
USD 136	EUR 101	2005	Euribor + 81	Libor + 93
USD 35	EUR 25	2005	Euribor + 708	7.55
USD 113	SEK 749	2005	Stibor + 597	7.55
USD 5	SEK 33	2005	Stibor + 110	Libor + 93

        Outstanding currency swap agreements at December 31, 2002 are summarized as follows:

Currency Swapped (Millions)	Currency received (Millions)	Maturity date	Interest rate paid	Interest rate received
USD 195	EUR 200	2007	Euribor + 318	Libor + 300
USD 247	EUR 210	2005	Euribor + 462	6.8238
USD 136	EUR 101	2005	Euribor + 81	Libor + 93
USD 35	EUR 25	2005	Euribor + 708	7.55
USD 113	SEK 749	2005	Stibor + 597	7.55
USD 5	SEK 33	2005	Stibor + 110	Libor + 93

        At December 31, 2003 the Group had also entered into currency swaps of €187 million equivalent (2002: €291 million) as part of its short term liquidity management.

        Excluding the Group's Latin American operations, there were no significant transactional currency exposures at December 31, 2003, that gave rise to net currency gains and losses recognized in the income statement. Such exposures comprise the monetary assets and liabilities of the Group that are not denominated in the operating (or "functional') currency of the operating unit involved. As at December 31, 2003, transactional currency exposures in the Group's Latin American operations amounted to €20 million (2002: €3 million).

(c) Fair value of financial instruments

        The carrying amounts and estimated fair values of the material financial instruments of the Group are as follows:

	2003		2002
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	€000	€000	€000	€000
Assets
Cash, short term deposits and liquid investments	179,067	179,067	184,225	184,225
Accounts receivable and prepayments	898,838	898,838	998,934	998,934
Publicly traded investments	6,573	6,545	6,926	7,028
Liabilities
Short term debt	110,511	110,511	130,963	130,963
Accounts payable and accrued liabilities	1,044,642	1,044,642	1,097,429	1,097,429
Medium and long term debt	1,916,348	2,029,612	2,028,937	2,051,227
Derivative financial instruments
Interest rate swap agreements		(13,802)		(1,105)
Currency swap agreements		(70,830)		77,269
Foreign exchange contracts		24,430		22,080
Energy hedging contracts		1,603		7,069

        The following methods and assumptions were used by the Group in estimating its fair value disclosures for financial instruments:

Cash, short term deposits and liquid investments, debtors and creditors:

        The carrying amount reported in the balance sheet approximates fair value because of the short maturity of these instruments.

Listed investments:

        These are valued based on quoted prices.

Short term debt and medium and long term debt:

        The fair value of the Group's debt is estimated using discounted cash flow analysis, based on the Group's current incremental borrowing rates for similar types of borrowing arrangements and maturities.

Interest rate swap agreements:

        The fair value of the Group's interest rate swap agreements is estimated using discounted cash flow analysis. In addition, the fair value amount includes the interest rate component of currency swaps.

Currency swap agreements and foreign exchange contracts:

        The fair value of these instruments is based on the estimated replacement cost of equivalent instruments at the balance sheet date.

        Gains and losses on instruments used for hedging are not recognized until the exposure that is being hedged, is itself recognized. Unrecognized gains and losses on instruments used for hedging, and the movement therein, are as follows:

	Gains	Losses	Total net gains/(losses)
	€ million
Unrecognized gains and losses on hedges at December 31, 2002	61	33	28
Gains and losses arising in previous years that were recognized in 2003	29	11	18

Gains and losses arising before December 31, 2002 that were not recognized in 2003	32	22	10
Gains and losses arising in 2003 that were not recognized in 2003	8	10	(2)

Unrecognized gains and losses on hedges at December 31, 2003	€40	€32	€8

Of which:
Gains and losses expected to be recognized in 2004	25	16	9

Gains and losses expected to be recognized in 2005 or later	15	16	(1)

(d) Credit Risk

        Potential concentrations of credit risk to the Group consist principally of cash deposits, short term investments and trade debtors. The Group only deposits cash surpluses with quality credit rated banks and institutions that meet certain criteria and by policy limits the amount of credit exposure to any one bank or institution. Trade debtors comprise a large, widespread customer base. The Group mitigates the risk that counterparties to derivatives will fail to perform by contracting with major financial institutions having high credit ratings and considers the likelihood of counterparty failure to be remote. At December 31, 2003 the Group did not consider there to be any significant concentration of credit risk.

21 Provision for Liabilities and Charges

Successor	Deferred Income Taxes	Other Deferred Provisions	Total
	€000	€000	€000
September 3, 2002 Acquired	159,691	80,560	240,251
Charge to income	3,052	(7,659)	(4,607)
Paid in year	—	(2,061)	(2,061)
Transfer to affiliates	—	64	64
Reclassification	(1,283)	(5,408)	(6,691)
Currency adjustment	(2,564)	(1,539)	(4,103)

December 31, 2002	158,896	63,957	222,853
Charge to income	1,712 (1)	5,628	7,340
Paid in year	—	3,253	3,253
Acquisitions	3,626	2,571	6,197
Reclassification	18,001	(14,787)	3,214
Fair value adjustments	674	—	674
Currency adjustment	(6,083)	(2,496)	(8,579)

December 31, 2003	€176,826	€58,126	€234,952

Predecessor	Deferred Income Taxes	Other Deferred Provisions	Total
	€000	€000	€000
December 31, 2000	147,946	35,133	183,079
Charge to income	(9,721)	2,386	(7,335)
Paid in year	—	(4,373)	(4,373)
Acquisitions	—	(5)	(5)
Reclassification	(365)	1,913	1,548
Currency adjustment	853	974	1,827

December 31, 2001	€138,713	€36,028	€174,741

	Successor		Predecessor
	2003	2002	2001
	€000	€000	€000
Deferred taxation arises as follows:
Accelerated capital allowances	112,672	108,527	101,921
Other timing differences	64,154	50,369	36,792

	€176,826	€158,896	€138,713

(1)
The 2003 deferred tax charge to income of €1,712,000 excludes the deferred tax charge relating to pensions of €251,000. The 2003 deferred tax charge to income in Note 9 Taxation includes this amount.

        From January 1, 2002, we adopted FRS 19—'Deferred Tax' which requires full provision to be made for deferred tax arising from timing differences between the recognition of gains and losses in the financial statements and the tax computation. FRS 19 applies to accounting periods ending on or after January 23, 2002. In adopting FRS 19, we have chosen not to discount deferred tax assets and liabilities.

        At December 31, 2003, we had net operating loss carryforwards of €210 million which are available indefinitely. These loss carryforwards have a tax value of €65 million. Valuation allowances of €50 million have been established for a portion of these deferred tax assets. The realization of these deferred tax assets is dependent on future taxable income. Based upon recent levels of taxable income, we expect that our deferred tax assets, net of valuation allowances, will be fully utilized.

22 Contingent Liabilities

        Pursuant to the provisions of Section 17, Companies (Amendment) Act, 1986, JSG Acquisitions, an indirect subsidiary of JSL, has irrevocably guaranteed the liabilities of certain of its Irish subsidiaries and as a result such subsidiaries have been exempted from the filing provisions of Section 7, Companies (Amendment) Act, 1986. The principal subsidiaries guaranteed are Smurfit Packaging Corporation Ltd, Jefferson Smurfit & Sons Ltd., Smurfit International Ltd., Smurfit Investment (Ireland) Ltd., Smurfit Ireland Ltd., Smurfit Services Ltd., Smurfit Capital Ltd. and The Kildare Hotel and Country Club Ltd. JSG Acquistions has also, in accordance with Article 403, Book 2 of the Dutch Civil Code guaranteed the debts of its following Dutch subsidiaries—Smurfit Mercurius Golfkarton BV, Smurfit Lona Golfkarton BV, Smurfit Shared Services BV, Smurfit Solidpack BV, Smurfit Nederland Holding BV, Smurfit de Halm Karton BV, Smurfit Holdings BV, Smurfit International BV, Smurfit Investments BV, Smurfit Corrugated BV, Packaging Investments Netherlands (PIN) BV, Packaging Investments Holdings (PIH) BV and Packaging Investments International (PII) BV. In addition, JSG Acquisitions has, in accordance with Section 13 of the Companies (Accounts) Ordinance 1999, Gibraltar, guaranteed the debt of Sandlee Investments Ltd., a Gibraltar subsidiary.

        In addition to litigation arising in the ordinary course of business, we are involved in certain civil and criminal proceedings in Spain arising out of a past acquisition. In November 1988, a subsidiary of JSG acquired Industrial Cartonera, S.A., or ICSA, a Spanish incorporated company, from a subsidiary of Torras Hostench S.A., or Torras. In early 1989, JSG acquired a 35% interest in another Spanish company called Industrias del Papel y de la Celulosa, S.A., or INPACSA, a former parent of ICSA. A number of individuals associated with Torras were charged by the public prosecutor in Madrid with diverting, for their own use, a substantial part of the purchase consideration paid by JSG for ICSA. The public prosecutor, on behalf of the minority shareholders of INPACSA, also claimed that certain transactions, including the transfer of ICSA by INPACSA which took place prior to JSG's acquisition of ICSA, caused damage to the minority shareholders of INPACSA. In 1998, the public prosecutor also charged JSG's Chairman, Dr. Michael W.J. Smurfit, as the representative of JSG, in these proceedings with respect to the alleged damage to the minority shareholders of INPACSA and Torras. A JSG subsidiary is also one of a number of parties against whom secondary civil liability has been claimed.

        JSG and Smurfit International B.V. have each indemnified Dr. Smurfit against loss or liability due to such proceedings. Bonds were posted with the Spanish court in the amount of €47 million, which equaled the amount of alleged damages, excluding interest. The maximum estimated total exposure relating to the liabilities, including interest through December 31, 2002, was approximately €118 million, for which no reserve had been taken and which amount will accrue interest until payment of any final judgment. Preliminary proceedings commenced in late March 2003 and on April 11, 2003, the court dismissed the proceedings against Dr. Smurfit, the JSG subsidiary and others. The bonds previously posted were released and the Spanish court took a lien over certain Spanish assets pending final resolution of the case including appeals. The final decision of the court was handed down in March 2004 and confirmed the earlier dismissal with respect to Dr. Smurfit and the JSG subsidiary. This decision may be appealed to a higher court. In the event of an appeal, we will defend the case vigorously. We cannot assure you, however, that the consequences of any future adverse findings, if any, will not have a material adverse effect on our financial position or results of operations.

        We are also the subject of litigation in the Dominican Republic arising from our acquisition in 1996 of a controlling interest in a small local corrugator owned by Industria Cartonera Dominicana. The lawsuits, alleging damages in excess of $300 million, are brought by a local competitor who is claiming loss of potential profits, as a consequence of our entry to the market. He is also alleging breach of contract. We believe these lawsuits are without merit and are defending them vigorously.

23 Lease Obligations

        Obligations under finance leases:

	2003	2002
	€000	€000
Payable within one year	14,307	5,902
Payable in one to two years	5,083	4,059
Payable in two to three years	3,640	4,586
Payable in three to four years	3,393	4,009
Payable in four to five years	2,890	3,561
Payable thereafter	2,572	5,088

Total minimum lease payments	31,885	27,205
Less amount representing interest	(3,605)	(4,618)

Present value of minimum lease payments	€28,280	€22,587

Current portion of capital lease obligations	13,354	4,384
Non-current portion of capital lease obligations	14,926	18,203

	€28,280	€22,587

        Commitments under operating leases, payable in the coming year, relate to leases expiring in the following periods:

	Land and Buildings	Other	Total
	€000	€000	€000
Within one year	363	8,445	8,808
Within two to five years inclusive	66	5,721	5,787
Over five years	3,065	507	3,572

	€3,494	€14,673	€18,167

        The total commitments under non-cancellable operating leases at December 31, 2003 are as follows:

2003
€000
Payable within one year	18,167
Payable in one to two years	10,051
Payable in two to three years	6,455
Payable in three to four years	5,079
Payable in four to five years	3,847
Payable thereafter	14,011

€57,610

24 Capital Commitments

        The following capital commitments authorized by the directors had not been provided for in the Group financial statements:

	2003	2002
	€000	€000
Contracted for	59,939	27,107
Not contracted for	37,125	33,532

	€97,064	€60,639

25 Employee Pension Plans and Similar Obligations

Successor

        The Group has pension plans for its employees in many of the countries in which it operates. The major occupational pension plans are of the defined benefit type. The Group's pension plans are accounted for in accordance with Financial Reporting Standard (FRS) 17—Retirement Benefits. FRS 17 applies to all types of benefits that an employer provides after employees have completed their service, including pensions and other post retirement benefits. The pension cost for the Group's major occupational pension plans has been determined using the projected unit credit method. The current agreed rates of contribution for future years are comparable to current levels.

        Periodic actuarial valuations are performed on all of the major plans, by independent professionally qualified actuaries, as follows: Europe between January 1, 2001 and December 31, 2003; United States on December 31, 2003; and Latin America between January 1, 2003 and December 31, 2003.

        The Group also operates plans in the U.S., which provide certain employees with post retirement health care benefits. Actuarial valuations of these plans were performed as at December 31, 2003 using the projected unit credit method. The principal assumption made by the actuaries was that the per capita weighted average assumed rate of increase in covered benefits was 11% (12%—2002), reducing by 1% per annum until 2009. The effect of a 1% increase or decrease in the health care trend rate would not materially increase/decrease the accumulated post retirement benefit obligation as at December 31, 2003.

        The main financial assumptions used to calculate scheme liabilities under FRS 17 are set out below:

Major Assumptions	Europe	USA	Latin America
	%	%	%
December 2003
Rate of increase in salaries	1.5–4.00	4.00	2.00–7.50
Rate of increase to pensions in payment	Nil–4.00	Nil	Nil
Discount rate for scheme liabilities	5.00–6.50	6.25	6.25–12.66
Inflation	1.00–4.00	2.25	2.75–4.00
	Europe	USA and Canada	Latin America
	%	%	%
December 2002
Rate of increase in salaries	1.25–4.00	3.35–4.00	3.45–7.00
Rate of increase to pensions in payment	Nil–2.75	Nil–2.00	Nil
Discount rate for scheme liabilities	5.00–6.00	6.50–6.75	6.75–10.50
Inflation	1.25–3.00	2.00–2.25	3.45–4.50

        The expected long term rates of return on the assets of the significant plans were as follows:

	Europe	USA	Latin America
	%	%	%
December 2003
Equities	8.00	8.50	8.50–13.00
Bonds	4.51–7.00	4.50	4.50–10.00
Other	3.00–7.00	3.50	Nil–3.50
	Europe	USA and Canada	Latin America
	%	%	%
December 2002
Equities	5.00–8.50	9.20–10.50	7.75
Bonds	4.61–5.75	5.30–5.50	7.00
Other	5.00–6.35	3.50–8.70	4.50

        The market values of the assets of the schemes were as follows:

	Europe	USA	Latin America	Total
	€000	€000	€000	€000
December 2003
Equities	294,891	14,208	11,641	320,740
Bonds	220,760	7,932	10,195	238,887
Other	60,599	1,049	557	62,205

Total market value	576,250	23,189	22,393	621,832
Present value of scheme liabilities	977,308	45,437	45,627	1,068,372

(Deficit) in the plans	(401,058)	(22,248)	(23,234)	(446,540)
Deferred tax asset	83,285	—	7,946	91,231

Net pension (liability)	€(317,773)	€(22,248)	€(15,288)	€(355,309)

	Europe	USA and Canada	Latin America	Total
	€000	€000	€000	€000
December 2002
Equities	252,291	71,428	11,342	335,061
Bonds	196,362	34,171	3,021	233,554
Other	92,848	11,438	11,567	115,853

Total market value	541,501	117,037	25,930	684,468
Present value of scheme liabilities	795,088	204,488	36,929	1,036,505

(Deficit) in the plans	(253,587)	(87,451)	(10,999)	(352,037)
Deferred tax asset/(liability)	35,636	23,713	(2,008)	57,341

Net pension (liability)	€(217,951)	€(63,738)	€(13,007)	€(294,696)

The following tables set out the components of the defined benefit cost:

Analysis of the amount charged to operating profit	€000
Year ended December 31, 2003
Current service cost	36,593
Past service cost	655

Total operating charge	€37,248

€000
Period from September 3, 2002 through December 31, 2002
Current service cost	11,011
Past service cost	1,533

Total operating charge	€12,544

Analysis of the amount charged to other financial expense	€000
Year ended December 31, 2003
Expected return on pension scheme assets	(39,460)
Interest cost on pension scheme liabilities	54,726

Net charge	€15,266

€000
Period from September 3, 2002 through December 31, 2002
Expected return on pension scheme assets	(19,048)
Interest cost on pension scheme liabilities	29,823

Net charge	€10,775

Analysis of the amount recognized in the statement of recognized gains and losses	€000
Year ended December 31, 2003
Actual return less expected return on pension scheme assets	20,475
Net experience gains/(losses) on scheme liabilities	8,901
Changes in financial assumptions underlying the scheme liabilities	(1,576)

Actuarial gain recognized in the statement of recognized gains and losses	€27,800

€000
Period from September 3, 2002 through December 31, 2002
Actual return less expected return on pension scheme assets	7,218
Net experience gains/(losses) on scheme liabilities	27,515
Changes in financial assumptions underlying the scheme liabilities	(22,226)

Actuarial gain recognized in the statement of recognized gains and losses	€12,507

Movement in pension liability	€000
September 3, 2002 Acquired	376,436
Current service cost	11,011
Past service cost	1,533
Contributions	(18,508)
Other finance income	10,775
Reclassification	(12,255)
Actuarial gain	(12,507)
Currency adjustment	(4,448)

Deficit in scheme at January 1, 2003	352,037
Current service cost	36,593
Past service cost	655
Contributions	(52,253)
Other finance income	15,266
Actuarial gain	(27,800)
Fair value adjustment	68,431
Acquisitions	133,137
Disposals	(59,614)
Currency adjustment	(19,912)

Deficit in scheme at December 31, 2003	€446,540

History of amounts recognized in the statement of recognized gains and losses
Difference between actual and expected return on pension scheme assets
Year ended December 31, 2003
Amount	€20,475,000
Percentage of scheme assets	3%
Period from September 3, 2002 through December 31, 2002
Amount	€7,218,000
Percentage of scheme assets	1%
Experience gains and losses on scheme liabilities
Year ended December 31, 2003
Amount	€8,901,000
Percentage of the present value of scheme liabilities	1%
Period from September 3, 2002 through December 31, 2002
Amount	€27,515,000
Percentage of the present value of scheme liabilities	3%
Total actuarial gain recognized in the statement of recognized gains and losses
Year ended December 31, 2003
Amount	€27,800,000
Percentage of the present value of scheme liabilities	3%
Period from September 3, 2002 through December 31, 2002
Amount	€12,507,000
Percentage of the present value of scheme liabilities	1%

        In certain countries, in accordance with local practice, plans are financed internally and the provisions relating to such cases are included in pension liabilities. At December 31, 2003 these amount to €263,165,000 (2002: €169,330,000).

        The defined contribution pension scheme expense for the year ended December 31, 2003 was €14,950,000 (period from September 3, 2002 to December 31, 2002: €5,047,000).

Predecessor

        Prior to September 3, 2002, the pension cost for JSG's major occupational pension plans had been determined in accordance with the advice of actuaries, mainly using the projected unit credit or attained age methods and accounted for in accordance with SSAP 24.

        The principal assumptions used in the calculation of the profit and loss expense under SSAP 24 of €43,285,000 for the period from January 1, 2002 through September 2, 2002 (year ended December 31, 2001: €62,507,000) was that the projected annual rate of investment return will exceed the projected annual rate of increase in pensionable earnings by between 2% to 4%. Under SSAP 24, surpluses or deficits on the pension plans arising from the actuarial valuations are spread over the expected weighted average service lives of the members of the relevant plan. The actuarial reports are available for inspection by the members of the relevant schemes only.

        The defined contribution pension scheme expense for the period from January 1, 2002 to September 2, 2002: €9,926,000 (year ended December 31, 2001 was €14,699,000).

        The December 31, 2001 FRS 17 disclosures are set out below:

Main assumptions	Europe	USA and Canada	Latin America
	%	%	%
Rate of increase in salaries	2.50–4.00	3.00–4.00	1.00–3.50
Rate of increase to pensions in payment	Nil–2.50	Nil	Nil
Discount rate for scheme liabilities	5.75–6.50	6.50–7.25	5.50–7.00
Inflation	2.50–3.00	2.75	2.75–6.00

        The expected long term rates of return on the assets of the significant plans at December 31, 2001 were as follows:

	Europe	USA and Canada	Latin America
	%	%	%
Equities	8.00–8.50	9.50	10.00
Bonds	5.00–5.75	6.25	6.00
Other	4.00–7.00	3.50–8.20	4.75

        The market values of the assets of the significant schemes at December 31, 2001 were as follows:

	Europe	USA and Canada	Latin America	Total
	€000	€000	€000	€000
Equities	334,500	92,333	15,626	442,459
Bonds	192,824	40,672	13,893	247,389
Other	65,476	9,127	629	75,232

Total market value	592,800	142,132	30,148	765,080
Present value of scheme liabilities	605,106	173,283	24,611	803,000

(Deficit)/surplus in the plans	(12,306)	(31,151)	5,537	(37,920)
Deferred tax asset/(liability)	6,989	11,041	(1,827)	16,203

Net pension (liability)/asset	€(5,317)	€(20,110)	€3,710	€(21,717)

        If FRS 17 had been adopted in the financial statements, JSG's shareholders' equity and retained earnings at December 31, 2001 would have been as follows:

€000
Shareholders' equity excluding net pension asset	2,525,191
Net pension (liability)	(21,717)

Shareholders' equity	€2,503,474

Retained earnings excluding net pension asset	1,781,996
Net pension reserve	(21,717)

Retained earnings	€1,760,279

26 Related Party Transactions

Transactions with associates

        We conduct certain transactions with associates in the normal course of business. A significant level of predecessor's transactions were conducted with SSCC.

        The transactions with associates for each period are summarized as follows:

	Successor		Predecessor
	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002	2001
	€000	€000	€000	€000
Sale of goods	41,612	17,225	67,403	102,069
Purchase of goods	11,484	18,517	179,986	280,911
Receiving of services	265	1,573	2,854	668
Rendering of services	697	727	1,445	2,023

Transactions with related parties

        In connection with the acquisition, certain non-operating assets and non-core operating assets of JSG were transferred to the newcos, in exchange for intercompany notes.

	Successor
	2003	Sept. 3, 2002 through Dec. 31, 2002
	€000	€000
Rendering and receiving of services (net)	679	—
Transfer of businesses	—	104,892
Transfer of tangible assets	—	17,500
Transfer of financial assets	—	76,728
Transfer of cash from business disposals	28,206	14,891
Transfer of other assets	—	28,444

27 Net Cash Flow from Operating Activities

	Successor		Predecessor
	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002	2001
	€000	€000	€000	€000
Operating income	309,193	133,078	192,890	333,909
Impairment of property, plant and equipment	—	—	—	13,751
Reorganization and restructuring costs	16,357	(2,799)	2,799	1,175
Depreciation and depletion (net of government grants amortized)	250,590	80,760	164,942	227,061
Goodwill amortization	44,548	10,090	5,794	8,820
Finance lease interest paid	2,164	605	1,151	1,728
Decrease/(increase) in other payables and provisions	6,451	4,993	5,510	(1,814)
Decrease/(increase) in working capital (Note 28)	62,848	35,975	(13,060)	3,830
Currency adjustment	(1,124)	8,339	(3,512)	(3,518)

	€691,027	€271,041	€356,514	€584,942

28 Movement in Working Capital

Successor	Inventories	Receivables	Payables*	Total
	€000	€000	€000	€000
December 31, 2002	470,207	1,016,181	(1,018,286)	468,102
Acquisitions	59,724	115,628	(109,936)	65,416
Disposals	(33,890)	(72,899)	44,173	(62,616)
Reclassification	(1,267)	(12,566)	57,676	43,843
Deferred acquisition consideration	—	—	(3,178)	(3,178)
Decrease in working capital	4,638	(102,680)	35,194	(62,848)
Currency adjustment	(21,980)	(32,221)	27,216	(26,985)

December 31, 2003	€477,432	€911,443	€(967,141)	€421,734

	Inventories	Receivables	Payables*	Total
	€000	€000	€000	€000
September 3, 2002 Acquired	508,433	1,140,679	(1,113,171)	535,941
Disposals	(3,360)	(12,341)	18,152	2,451
Decrease in working capital	(23,064)	(76,401)	63,490	(35,975)
Currency adjustment	(11,802)	(35,756)	13,243	(34,315)

December 31, 2002	€470,207	€1,016,181	€(1,018,286)	€468,102

Predecessor	Inventories	Receivables	Payables*	Total
	€000	€000	€000	€000
December 31, 2001	423,510	1,084,612	(1,002,516)	505,606
Acquisitions	88,205	127,264	(112,494)	102,975
Disposals	(6,572)	(13,436)	19,940	(68)
Increase in working capital	21,542	(26,184)	17,702	13,060
Currency adjustment	(18,252)	(31,577)	(35,803)	(85,632)

September 2, 2002	€508,433	€1,140,679	€(1,113,171)	€535,941

*
Amounts falling due within one year not including borrowing due within one year, corporation tax, proposed dividends and capitalized lease obligations.

29 Equity Dividends Paid

	Successor		Predecessor
	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002	2001
	€000	€000	€000	€000
Dividends to Group shareholders	—	€255	€50,662	€76,570

30 Retirement of Fixed Assets

	Successor		Predecessor
	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002	2001
	€000	€000	€000	€000
Property, plant and equipment	12,351	(401)	786	26,589
Investments	32,544	1,914	131	7,609

	€44,895	€1,513	€917	€34,198

31 Reconciliation of Net Cash Flow to Movement in Net Debt

	Successor		Predecessor
	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002	2001
	€000	€000	€000	€000
Increase/(decrease) in cash	29,314	(18,538)	12,302	(8,918)
Decrease/(increase) in term debt	49,789	(560,115)	(42,651)	120,636
(Decrease)/increase in liquid resources	(18,812)	10,445	(239,468)	2,970
Capital elements of finance leases repaid	5,689	2,031	4,945	9,407

Change in net debt resulting from cash flows	65,980	(566,177)	(264,872)	124,095
New finance leases	—	—	—	(7,537)
Loans and finance leases acquired	(122,952)	(1,432,276)	(124,709)	(5,000)
Loans and finance leases disposed	23,695	—	—	—
Other non cash movements	2,221	(34,875)	3,731	(1,994)
Currency adjustment	153,216	35,096	90,737	(54,517)

Movement in net debt	122,160	(1,998,232)	(295,113)	55,047
Net debt at beginning of period	(1,998,232)	—	(1,137,163)	(1,192,210)

Net debt at end of period	€(1,876,072)	€(1,998,232)	€(1,432,276)	€(1,137,163)

32 Analysis of Net Debt

Successor	December 2002	Cash Flow	Acquisitions and Disposals	Non Cash	Currency	December 2003
	€000	€000	€000	€000	€000	€000
Cash	69,224	22,493	—	—	(5,580)	86,137
Short term deposits and liquid resources	115,031	(18,812)	—	(58)	(3,231)	92,930

Cash and investments	184,255	3,681	—	(58)	(8,811)	179,067

Bank overdrafts and demand loans	(51,379)	6,821	—	—	22,185	(22,373)
Loans repayable within one year	(79,584)	31,085	—	2,279	(41,918)	(88,138)

Short term borrowing	(130,963)	37,906	—	2,279	(19,733)	(110,511)

Long and medium term borrowing	(2,028,937)	18,704	(86,119)	—	180,004	(1,916,348)

Net borrowing	(1,975,645)	60,291	(86,119)	2,221	151,460	(1,847,792)
Finance leases	(22,587)	5,689	(13,138)	—	1,756	(28,280)

Net debt	€(1,998,232)	€65,980	€(99,257)	€2,221	€153,216	€(1,876,072)

	September 3 2002	Cash Flow	Acquisitions and Disposals	Non Cash	Currency	December 2002
	€000	€000	€000	€000	€000	€000
Cash	—	(14,484)	86,143	—	(2,435)	69,224
Short term deposits and liquid resources	—	10,445	106,791	(367)	(1,838)	115,031

Cash and investments	—	(4,039)	192,934	(367)	(4,273)	184,255

Bank overdrafts and demand loans	—	(4,054)	(57,820)	—	10,495	(51,379)
Loans repayable within one year	—	83,653	(116,416)	(34,508)	(12,313)	(79,584)

Short term borrowing	—	79,599	(174,236)	(34,508)	(1,818)	(130,963)

Long and medium term borrowing	—	(643,768)	(1,426,333)	—	41,164	(2,028,937)

Net borrowing	—	(568,208)	(1,407,635)	(34,875)	35,073	(1,975,645)
Finance leases	—	2,031	(24,641)	—	23	(22,587)

Net debt	—	€(566,177)	€(1,432,276)	€(34,875)	€35,096	€(1,998,232)

Predecessor	December 2001	Cash Flow	Acquisitions and Disposals	Non Cash	Currency	September 2 2002
	€000	€000	€000	€000	€000	€000
Cash	87,756	961	—	—	(2,574)	86,143
Short term deposits and liquid resources	352,353	(239,468)	—	(1,041)	(5,053)	106,791

Cash and investments	440,109	(238,507)	—	(1,041)	(7,627)	192,934

Bank overdrafts and demand loans	(76,419)	11,341	—	—	7,258	(57,820)
Loans repayable within one year	(174,569)	24,994	—	4,772	28,387	(116,416)

Short term borrowing	(250,988)	36,335	—	4,772	35,645	(174,236)

Long and medium term borrowing	(1,302,687)	(67,645)	(118,477)	—	62,476	(1,426,333)

Net borrowing	(1,113,566)	(269,817)	(118,477)	3,731	90,494	(1,407,635)
Finance leases	(23,597)	4,945	(6,232)	—	243	(24,641)

Net debt	€(1,137,163)	€(264,872)	€(124,709)	€3,731	€90,737	€(1,432,276)

	December 2000	Cash Flow	Acquisitions and Disposals	Non Cash	Currency	December 2001
	€000	€000	€000	€000	€000	€000
Cash	79,932	6,131	—	—	1,693	87,756
Short term deposits and liquid resources	347,160	2,970	—	(410)	2,633	352,353

Cash and investments	427,092	9,101	—	(410)	4,326	440,109

Bank overdrafts and demand loans	(57,580)	(15,049)	—	—	(3,790)	(76,419)
Loans repayable within one year	(305,006)	162,612	—	(1,584)	(30,591)	(174,569)

Short term borrowing	(362,586)	147,563	—	(1,584)	(34,381)	(250,988)

Long and medium term borrowing	(1,231,744)	(41,976)	(5,000)	—	(23,967)	(1,302,687)

Net borrowing	(1,167,238)	114,688	(5,000)	(1,994)	(54,022)	(1,113,566)
Finance leases	(24,972)	9,407	—	(7,537)	(495)	(23,597)

Net debt	€(1,192,210)	€124,095	€(5,000)	€(9,531)	€(54,517)	€(1,137,163)

        Cash comprises cash in hand and overnight deposits. The movement in liquid resources represents movement in all monetary assets (excluding cash, short term deposits and overnight borrowing) which are convertible into cash at, or close to, their carrying value in the balance sheet. These specifically comprise government gilts, commercial paper and deposits, with maturities of less than one year when acquired. They are categorized as held-to-maturity because the Group has both the intent and the ability to hold these investments until maturity.

33 Acquisitions and disposals

	Successor		Predecessor
	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002	2001
	€000	€000	€000	€000
Net assets acquired (see below)	6,180	936,638	319,630	(4,042)
Reclassification from associates	(35,030)	—	(90,045)	—
Goodwill	174,659	1,558,980	59,240	19,573

	€145,809	€2,495,618	€288,825	€15,531

Satisfied by:
Cash payments	145,809	2,495,618	288,825	15,531
Cash acquired	(52,683)	—	(12,853)	(1,834)
Bank overdrafts acquired	8,955	—	44,668	—
Deferred acquisition consideration	—	—	—	—

Net cash outflows	€102,081	€2,495,618	€320,640	€13,697

        Summary of net assets acquired:

	Successor		Predecessor
	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002	2001
	€000	€000	€000	€000
Net assets acquired:
Fixed assets:
Property, plant and equipment	269,385	2,347,566	417,383	3,410
Investments	3,616	232,507	2,030	—
Current assets:
Inventories	59,724	508,433	88,205	254
Accounts receivable and prepayments	115,628	1,140,679	127,264	1,066
Cash and investments held as current assets	52,683	192,934	12,853	1,834

Total assets	501,036	4,422,119	647,735	6,564
Accounts payable and accrued liabilities	(135,268)	(1,376,842)	(164,241)	(1,468)
Long term debt and other payables	(113,896)	(1,459,696)	(124,519)	(22,441)
Provisions for liabilities and charges	(6,197)	(520,301)	(39,241)	(25)
Fair value adjustment	(239,495)	25,326	—	—
Minority interest	—	(153,968)	(104)	13,328

Net assets acquired at fair value to the Group	€6,180	€936,638	€319,630	€(4,042)

        The acquisition of predecessor was completed on September 3, 2002. It had not been possible to complete the investigation for determining fair values for this acquisition by April 8, 2003 and accordingly estimated fair values were used in the financial statements for the year ended Decenber 31, 2002. The final fair value adjustments incorporated during 2003 are set out below.

	Provisional values at December 31, 2002	Revaluation	Final fair value
	€ millions	€ millions	€ millions
Cash	193		193
Accounts receivable and prepayments	1,141	(4)	1,137
Inventories	508		508
Investments	233		233
Property, plant and equipment	2,373	195	2,568
Accounts payable and accruals	(1,377)	(8)	(1,385)
Long term debt and other long term liabilities	(1,460)		(1,460)
Other liabilities	(520)	(31)	(551)
Minorities	(154)	(9)	(163)

Net assets acquired	937	143	1,080
Goodwill	1,559	(143)	1,416

Consideration	€2,496	—	€2,496

Summary of effects of the acquisition of the SSCC European assets (provisional)

	Book value	Revaluations	Fair value
	€ millions	€ millions	€ millions
Cash	29		29
Accounts receivable and prepayments	103		103
Inventories	49		49
Property, plant and equipment	103	114	217
Accounts payable and accruals	(98)		(98)
Long term debt and other long term liabilities	(115)		(115)
Other liabilities	(95)	(42)	(137)

Net assets acquired	€(25)	€72	48

Goodwill			(157)

Consideration			€(205)

34 Comparative Figures

      Certain figures for the prior years have been adjusted to conform with 2003 classifications and disclosure requirements.

35 Parent Undertaking and Controlling Party

        The immediate controlling party and the parent undertaking of the smallest group of which the company is a member, and for which group financial statements are prepared, is JSG Funding, a company incorporated in Ireland. At December 31, 2003, the ultimate controlling party and the parent undertaking of the largest group of which the company is a member, and for which group financial statements are prepared, is JSL, a company incorporated in Ireland. On January 16, 2004, JSG Packaging, a holding company, was incorporated in Ireland. On February 6, 2004, JSG Packaging completed an exchange offer for the existing shares of JSL for an identical number of newly issued shares of JSG Packaging having substantially identical rights, privileges, terms and conditions. Upon completion of the exchange, JSG Packaging contributed its shares of JSL to JSG Holdings in exchange for newly issued shares of JSG Holdings. JSG Holdings is a public limited company newly incorporated in Ireland. As a result, JSG Holdings became a subsidiary of JSG Packaging and the holder of all of the outstanding capital stock of JSL. All outstanding warrants to purchase ordinary shares of JSL were converted, without any action of the holders thereof, into the right to purchase ordinary shares of JSG Packaging in accordance with the terms of those instruments.

36 Companies (Amendment) Act, 1986

        The financial statements in this report do not comprise 'full group accounts' within the meaning of Regulation 40(1) of the European Communities (Companies: Group Accounts) Regulations, 1992 of Ireland insofar as such group accounts would have to comply with the disclosure and other requirements of those Regulations. Full group accounts for predecessor for the year ended December 31, 2001 and for JSL for the period from September 3, 2002 through December 31, 2002, have received unqualified audit reports and have been filed as appropriate with the Irish Registrar of Companies. Full group accounts for JSL for the year ended December 31, 2003, will be filed with the Registrar in due course.

37 Differences Between Accounting Principles Generally Accepted in Ireland and in the
United States

        The Group's consolidated financial statements are prepared in accordance with accounting principles generally accepted in Ireland ('Irish GAAP'), which differ in certain respects from accounting principles generally accepted in the United States ('US GAAP'). The significant differences as they apply to the Group and the necessary adjustments are summarized below.

Goodwill

        Irish GAAP, FRS 10, "Goodwill and Intangible Assets," requires goodwill to be capitalized as an intangible fixed asset and amortized in the statement of operations over its estimated useful live. For US GAAP, the Group applies SFAS No. 142 "Goodwill and Other Intangible Assets", which was published in June 2001. Under SFAS No. 142, goodwill is no longer amortized, but is tested for impairment on an annual basis and whenever indicators of impairment arise. The Group's identified indicators of impairment under SFAS No. 142 are the same as under SAB No. 100, "Restructuring and Impairment Charges". Goodwill is no longer be allocated to other long-lived assets for impairment testing in accordance with APB 17, "Intangible Assets".

        The goodwill impairment test, which is based on fair value, is to be performed on a reporting unit level using a two-step impairment test. A reporting unit is an operating segment as defined by SFAS No. 131 or one level lower. In the first step, the fair value of a reporting unit is compared with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds their carrying value, goodwill is not deemed to be impaired and step two of the impairment test is not required. If the fair value of the reporting unit is lower than the carrying value of long-term assets and net working capital, step two needs to be performed to measure the amount of impairment. The second step of the goodwill impairment test, used to measure the amount of impairment loss, compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss shall be recognized in an amount equal to that excess. The loss recognized cannot exceed the carrying amount of goodwill.

        The initial impairment test was carried out on the date these accounting rules were adopted. JSG's transitional impairment test was performed as of January 1, 2002. The fair value of each reporting unit was determined based upon JSG's segment reporting. According to these calculations, the fair value of the reporting units exceeded the carrying value of their net assets. Therefore, the additional analysis was not required and there was no impairment of goodwill upon adoption of SFAS No. 142.

        The Group's annual impairment test is performed during the fourth quarter of each year. The Group performed an annual impairment test as of December 31, 2002 and 2003. No indicators of impairment were identified.

        As required by SFAS No. 142 the following table presents pro forma US GAAP net (loss)/income for the year ended December 31, 2003, the period from September 3, 2002, through December 31, 2002, the period ended September 2, 2002, and the year ended December 31, 2001, adjusted to exclude amortization of goodwill:

	Successor		Predecessor
	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002	2001
	€000	€000	€000	€000
Reported net (loss)/income under US GAAP	(36,085)	10,538	95,973	151,921
SFAS No. 142 effect—Goodwill amortization	—	—	—	21,148

Pro forma net (loss)/income under US GAAP	€(36,085)	€10,538	€95,973	€173,069

        Prior to January 1, 2002, under US GAAP, goodwill would be capitalized as an intangible fixed asset and amortized against income over its estimated economic life, not exceeding 40 years. Under Irish GAAP, prior to January 1, 1998, goodwill was immediately written off against shareholders' equity. Predecessor did not reinstate goodwill previously written off to reserves, as this was not required under FRS 10. Consequently an adjustment was required under US GAAP to capitalize and amortize all goodwill previously written off to shareholders' equity.

        Under Irish GAAP the fair value adjustments to tangible fixed assets were recorded as of December 31, 2003. If the 2003 depreciation charge was calculated based on the fair value of the relevant assets from the acquisition date, net income would have been lower by €10.7 million. However this would have been offset by a decrease in the goodwill amortization charge. The difference between these amounts would have an immaterial effect on the net loss and shareholders' equity under Irish GAAP. As a result of the above the goodwill amortization expense under Irish GAAP of €44.5 million, which is eliminated under US GAAP is reduced by €10.7 million, comprised mainly of depreciation, resulting in a net amortization credit of €33.8 million.

Deferred taxation

        Irish GAAP, FRS 19—'Deferred Tax' requires full provision to be made for deferred tax arising from timing differences between the recognition of gains and losses in the financial statements and their recognition in tax computations. In adopting FRS 19, we have chosen not to discount deferred tax assets and liabilities. This standard eliminates a number of the differences between accounting for deferred tax under Irish and US GAAP. However under SFAS No. 109—'Accounting for Income Taxes', deferred taxation would also be provided under US GAAP on the difference between the accounting and taxation bases of assets and liabilities of subsidiaries acquired. Deferred income taxes on the taxable US GAAP adjustments are included within the reconciliations.

Retirement benefits

        Under Irish GAAP, FRS 17—'Retirement Benefits' requires that scheme assets are valued at fair value and scheme liabilities are measured using the projected unit method. Net scheme assets and liabilities, reduced by deferred tax amounts, are required to be shown on the face of the balance sheet as a pension surplus or deficit as appropriate. JSG Funding has also adopted Urgent Issues Task Force Abstract 35—'Death-in-service and incapacity benefits' ('UITF 35'). Under US GAAP the main differences with Irish GAAP arise in relation to the recognition of actuarial gains and losses and the treatment of death-in-service and incapacity benefits. Under US GAAP, net scheme assets and liabilities are also required to be shown gross of deferred tax amounts.

        Predecessor, under Irish GAAP, followed SSAP 24—'Accounting for Pension Costs', whereby the pension costs in respect of predecessor's defined benefit plans were assessed in accordance with the advice of independent actuaries using assumptions and methods which, taken as a whole, produced the actuaries' best estimates of the cost of providing the relevant pension benefits. US GAAP specifically requires the use of the Projected Unit Credit method and the matching of the projected benefit obligation against the fair value of the plan's assets, adjusted to reflect any unrecognised obligations or assets, in determining the pension cost or credit for the period. In addition, under US GAAP, the assumptions used must be based on current market rates.

Exceptional and extraordinary items

        Under Irish GAAP, profits and losses associated with early debt extinguishment are included in income before taxation. For predecessor, these costs would have been treated as extraordinary items under US GAAP.

        In April 2002, the FASB issued SFAS No. 145—'Rescission of FASB Statements No.s 4, 44 and 62, Amendment of FASB No. 13 and Technical Corrections'. SFAS No. 145 requires, in most cases, gains and losses on extinguishments of debt to be classified as income or loss from continuing operations, rather than extraordinary items. The statement is effective for fiscal years after May 15, 2002.

Investment in SSCC

        Prior to the acquisition of JSG on September 3, 2002, the Group's main investment in the U.S. was in SSCC. At the time of the acquisition, JSG distributed to its shareholders by way of a share capital reduction its 29.3% interest in SSCC. In the periods presented prior to the acquisition SSCC was an associate of which JSG owned between 33% and 29.3%. For the periods prior to the acquisition, Group equity accounted for SSCC. For the periods after the acquisition, Group did not equity account for SSCC.

        The reconciliation of net (loss)/income below reflects the effects in each year presented of the differences between Irish GAAP and US GAAP of the Group's share of SSCC's results of operations. The reconciliation of shareholders' equity reflects the cumulative effects of the adjustments to income and the different basis of the Group's investment under US GAAP.

Hyper-inflationary economies

        The Group accounts for the activities of its subsidiaries in Mexico, Colombia, Venezuela and Argentina, which have high rates of inflation, using the US dollar as the functional currency.

        Under US GAAP for each of the periods presented, Mexico, Colombia and Argentina would not be regarded as hyper-inflationary and the Mexican Peso, the Colombian Peso and the Argentinean Peso respectively would have been used as the functional currency. For year ended December 31, 2003 and the periods January 1, 2002 through September 2, 2002 and September 3, 2002 through December 31, 2002, Venezuela would not be regarded as hyper-inflationary and the Bolivar would have been used as the functional currency. For the year ended December 31, 2001, Venezuela would be regarded as hyper-inflationary and the Group's reporting currency, the euro, would be used as the functional currency rather than the US dollar. The application of US GAAP has no material effect on the reported net income of these subsidiaries.

Stock based employee compensation expense

        Predecessor operated variable option plans. As the options did not vest until certain targets were achieved, the number of shares which could be acquired by employees was not fully determinable until after the date of grant. In accordance with Urgent Issues Task Force Abstract 17—'Employee Share Schemes' ('UITF 17'), under Irish GAAP predecessor's employee options did not result in charges against income except to the extent that the market value of the shares at the date of grant exceeded the amount the employee must pay to exercise the option.

        Under US GAAP, following the measurement principles of APB 25, Accounting for Stock Issued to Employees ('APB 25'), compensation expense would be accrued and booked to income over the vesting period. The vesting period commences when it becomes probable that the underlying targets attaching to the options will be achieved and the number of shares will be known and ends with the date when the granting of the shares is not contingent upon the performance of additional services or other conditions. Compensation expense would be booked on a period by period basis to reflect the difference between the price an employee must pay to acquire the shares underlying the option and the quoted market price of the shares, at the end of each accounting period until the final vesting date.

        SFAS No. 123—Accounting for Stock Based Compensation encourages, but does not require, compensation expense for employee stock options to be measured based on their fair value at the date of grant, determined using option valuation models. Successor has elected to continue to account for stock based employee compensation in accordance with APB 25 and related interpretations and to provide the proforma information required by SFAS No. 123.

Debt instruments issue costs

        Under Irish GAAP debt issue costs are deducted from the proceeds of the relevant debt instruments. Under US GAAP such costs would be shown as deferred charges in the balance sheet. In both cases the amount of such costs are expensed at a constant rate of interest on the outstanding balance of the debt.

Accounting for associates

        Irish GAAP requires separate disclosure of operating earnings, net interest, exceptional items and the taxation charge arising in associates. Under US GAAP earnings of associates, net of taxation would be shown as a single line item in arriving at net income.

Financial instruments

        Under Irish GAAP all hedging instruments are matched with their underlying hedged item. Each instrument's gain or loss is brought into the income statement and its fair value into the balance sheet at the same time as is the matched underlying asset, liability, income or cost.

        Under SFAS No. 133, all derivative instruments are recognized on the balance sheet at their fair values. Changes in fair value are either recognized periodically in income or in shareholders' equity as a component of comprehensive income depending on whether the derivative qualifies for hedge accounting in accordance with the requirements of SFAS No. 133, and if so, whether it qualifies as a fair value hedge or cash flow hedge. Changes in fair value of derivatives accounted for as fair value hedges are recorded in income along with the corresponding portions of the changes in the fair value of the hedged items, to the extent they are effective as hedges. Changes in fair value of derivatives accounted for as cash flow hedges, to the extent they are effective as hedges, are recorded in other comprehensive income net of deferred taxes. Changes in fair values of derivatives not qualifying as hedges are reported in net income.

        The Group adopted SFAS No. 133, 'Accounting for Derivative Instruments and Hedging Activities', on January 1, 2001.

Impairment writedowns

        Under Irish GAAP, impairment writedowns are included in accumulated depreciation. Under US GAAP they would be deducted from the cost of the assets identified as being impaired.

        In August 2001, the FASB issued SFAS No. 144, 'Accounting for the Impairment or Disposal of Long Lived Assets'. SFAS No. 144 establishes a single accounting model for long lived assets to be disposed of by sale consistent with the fundamental provisions of SFAS No. 121. While it supersedes portions of APB Opinion 30, 'Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions', it retains the discontinued operations presentation, yet it broadens that presentation to include a component of an entity (rather than a segment of a business). However, discontinued operations are no longer recorded at net realizable value and future operating losses are no longer recognized before they occur. Under SFAS No. 144, it is no longer necessary to allocate goodwill to long lived assets and then perform impairment testing. Furthermore, it has been stipulated that in situations where it is expected that certain flows of capital will be accumulated in areas subject to impairment testing, these can be calculated on the basis of a probability-weighted cash flow estimate. SFAS No. 144 also establishes criteria for determining when an asset should be treated as held for sale.

        SFAS No. 144 was effective for the fiscal years beginning after December 15, 2001. Accordingly, the Group adopted SFAS No. 144 as of January 1, 2002. The adoption of SFAS No. 144 did not have a material impact on the Group's financial position, results of operations or cash flows.

Restructuring and integration costs

        The rules for recognizing restructuring and integration costs in the statement of income are generally consistent between Irish and US GAAP. However, under Irish GAAP, on the acquisition of a business, costs in connection with restructuring would not be recorded in purchase accounting but would be expensed as incurred post acquisition. Under US GAAP, a purchase accounting liability would be recorded for qualifying costs and goodwill would be increased if the requirements of EITF Issue 95-3—"Recognition of Liabilities in connection with a Purchase Business Combination", are satisfied.

Purchase price allocation

        Under Irish GAAP the entire excess purchase price is allocated to goodwill. Under US GAAP, the excess purchase price over the fair value of the net tangible assets acquired would first be allocated to identifiable intangible assets based on their estimated fair values, with the remainder being allocated to goodwill.

Leveraged buyout transactions

        Under US GAAP, because of the application of the EITF Issue 88-16, 'Basis in Leveraged Buyout Transactions', only partial purchase accounting applied to the acquisition. The approximate 8% rollover investment by senior management shareholders was valued at their predecessor basis in JSG as opposed to the inherent new basis in successor. The primary effect of that adjustment was to reduce goodwill and shareholders equity. Under Irish GAAP, no such adjustment is required.

Composition of JSG Funding Group—consolidation of companies sold to affiliates

        As part of the MDP acquisition, certain assets were transferred to newcos, wholly owned subsidiaries of JSL. The newcos borrowed €125 million which was lent to JSL to fund a €125 million capital contribution in JSG Funding. JSG Funding then made a €125 million capital contribution to JSG Acquisitions. Under US GAAP, the newcos would be consolidated in JSG Acquisition's financial statements, causing debt of JSG Acquisition to increase and equity of JSG Acquisition to decrease. Even though JSG Acquisition under US GAAP would consolidate the newcos, JSG Acquisition has no repayment obligations relating to the newco debt, which was recourse only to the assets of the newcos. The newcos facility was fully paid before December 31, 2003.

Inventory valuation—fair value

        Under Irish GAAP the fair value of inventory in an acquisition would be based either, on the current cost to the acquired entity of reproducing the inventory or on the historical cost of the inventory (including the interest cost of holding the inventory) where it is difficult to find replacement cost as replacement would be impossible. Under US GAAP inventory would be valued at fair market value having regard to the intentions of the acquirer when identifying and allocating these fair values.

Currency swaps

        Under Irish GAAP, the fair value of currency swaps relating to outstanding debt is an adjustment to the carrying value of debt. Under US GAAP, it would be separately recorded as part of other assets or liabilities.

Long term receivables

        Under Irish GAAP, certain long term receivables are included in current assets. Under US GAAP, they are included in long term assets.

        The following is a summary of the significant adjustments to income and shareholders' equity which would be required if US GAAP were to be applied instead of Irish GAAP.

	Successor		Predecessor
	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002	2001
	€000	€000	€000	€000
Income
Net (loss)/income reported in the consolidated statement of operations	(66,665)	2,125	95,422	150,417

Adjustments:
Goodwill amortization	33,817	10,087	5,801	(12,328)
Cumulative goodwill amortization on businesses disposed	—	—	183	—
Retirement benefits	(3,999)	1,738	7,403	8,546
Share of earnings of associates—SSCC	—	—	17,116	7,668
Deferred taxation	22,699	773	(15,717)	(4,570)
Stock based compensation expense	(493)	—	(17,699)	(5,277)
Inventory valuation—fair value	(5,264)	—	—	—
Management rollover investment	894	—	—	—
Financial instruments—fair value	(13,779)	61	3,464	12,522
Cumulative effect on prior years of adoption of SFAS No. 133	—	—	—	(5,057)
Consolidation of companies sold to affiliates	(3,295)	(4,246)	—	—

	30,580	8,413	551	1,504

Net (loss)/income as adjusted to accord with US GAAP	€(36,085)	€10,538	€95,973	€151,921

Arising from:
Continuing operations	(32,399)	10,538	98,544	158,971

Income available to ordinary shareholders as adjusted to accord with US GAAP	(32,399)	10,538	98,544	158,971
Extraordinary items (net of tax: September 2, 2002:
€1,715,000; 2001: €1,329,000)	—	—	(2,571)	(1,993)
Cumulative effect on prior year of change in accounting policy—adoption of SFAS No. 133	—	—	—	(5,057)
Discontinued activities	3,686	—	—	—

Net (loss)/income as adjusted to accord with US GAAP	€(36,085)	€10,538	€95,973	€151,921

Comprehensive Income

	Successor		Predecessor
	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002	2001
	€000	€000	€000	€000
Net (loss)/income as adjusted to accord with US GAAP	(36,085)	10,538	95,973	151,921
Other comprehensive income/(loss):
Financial instruments—fair value	(1,757)	(4,534)	12,202	4,138
Cumulative effect on prior years adoption of SFAS No. 133	—	—	—	(3,361)
Unrealized foreign currency translation adjustments	91,196	16,900	(193,666)	28,906
Net actuarial gain recognized in retirement benefit schemes	6,533	3,773	—	—
Net minimum pension liability adjustment	—	—	(151,605)	—
Share of associates other comprehensive income/(loss):
Minimum pension liability adjustment	—	—	—	(33,174)
Deferred hedge loss	—	—	1,605	(3,613)
Unrealized losses and foreign currency translation adjustments	—	—	2,889	(1,642)
Net loss reclassified into earnings	—	—	2,247	—

Comprehensive income/(loss)	€59,887	€26,677	€(230,355)	€143,175

        Net gains of €6,403,000 of the accumulated adjustments to comprehensive income in respect of the fair value of financial instruments are expected to be reclassified into earnings in the next twelve months. These instruments derive from gains and losses on derivatives hedging cash flows on forecasted transactions (the maximum period for which is two years) and on interest rate swaps qualifying as cash flow hedges.

Shareholders' Equity

	2003	2002
	€000	€000
Shareholders' equity as reported in the consolidated balance sheet	888,896	870,976

Adjustments:
Goodwill—Gross	137,127	59,846
—Aggregate amortization	43,770	9,953
Hyper-inflationary economies—property, plant and equipment
—Cost	91,200	17,519
—Aggregate depreciation	(38,996)	(7,372)
Hyper-inflationary economies—investments	2,239	37
Retirement benefits	(34,736)	(16,146)
Deferred taxation	(134,831)	(65,785)
Financial instruments—fair value	3,899	19,435
Minority share of US GAAP adjustments	(2,582)	(662)
Consolidate newcos	(125,000)	(125,000)
Rollover investment by JSG management	(76,190)	(77,084)
Shareholders' equity of companies sold to affiliates	(9,854)	(1,155)

	(143,954)	(186,414)

Shareholders' equity as adjusted to accord with US GAAP	€744,942	€684,562

Cumulative Other Comprehensive Income Amounts

Successor	Currency Translation Adjustments	Financial Instruments Gains/(Losses)	Net Actuarial Gain/(Loss) Recognized in Retirement Benefit Schemes	Total
	€000	€000	€000	€000
September 3, 2002	—	—	—	—
Movement from September 3, 2002 through December 31, 2002	16,900	(4,534)	3,773	16,139

Balance at December 31, 2002	16,900	(4,534)	3,773	16,139
Movement in the year	91,196	(1,757)	6,533	95,972

Balance at December 31, 2003	€108,096	€(6,291)	€10,306	€112,111

Predecessor	Currency Translation Adjustments	Financial Instruments Gains/(Losses)	Share of Associates Other Comprehensive Income	Total
	€000	€000	€000	€000
Balance at December 31, 2000	28,530	—	(4,148)	24,382
Cumulative effect on prior years of adoption of SFAS No. 133	—	(3,361)	—	(3,361)
Movement in the year	28,906	4,138	(38,429)	(5,385)

Balance at December 31, 2001	€57,436	€777	€(42,577)	€15,636

Cash Flows

        The consolidated statement of cash flows prepared under Irish GAAP presents substantially the same information as that required under US GAAP by SFAS No. 95—'Statement of Cash Flows'. This standard differs, however, with regard to the classification of items within the statements and as regards the definition of cash and cash equivalents. Under US GAAP, cash would not include bank overdrafts. The movements on such bank overdrafts are required to be included in financing activities under SFAS No. 95. Under US GAAP only short term investments with a maturity of three months or less at the date of acquisition are included in cash equivalents. Under Irish GAAP movements in short term investments are classified as management of liquid resources. Under Irish GAAP, cash flows are presented separately for operating activities, dividends received from associates, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and disposals, equity dividends paid, management of liquid resources and financing. US GAAP, however, requires only three categories of cash flow activity to be reported: operating, investing and financing.

        Cash flows from taxation and returns on investments and servicing of finance shown under Irish GAAP would be included as operating activities under US GAAP. Cash flows from capital expenditure, financial investment and aquisitions and disposals would be included as investing activities under US GAAP. The payment of dividends would be included as a financing activity under US GAAP. Under US GAAP, capitalized interest is treated as part of the cost of the asset to which it relates and is thus included as part of investing cash flows; under Irish GAAP all interest is treated as part of returns on investments and servicing of finance.

        The categories of cash flow activity under US GAAP are summarized as follows:

	Successor		Predecessor
	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002	Restated 2001
	€000	€000	€000	€000
Cash inflow from operating activities	334,868	173,736	206,485	396,295
Cash (outflow) on investing activities	(333,626)	(2,598,294)	(211,558)	(252,341)
Cash inflow/(outflow) from financing activities	11,039	2,431,620	(26,723)	(208,137)

Increase/(decrease) in cash and cash equivalents	12,281	7,062	(31,796)	(64,183)
Currency adjustment on cash and cash equivalents	(8,810)	(4,273)	(7,627)	4,326
Cash and cash equivalents at beginning of period	172,852	170,063	209,486	269,343

Cash and cash equivalents at end of period	€176,323	€172,852	€170,063	€209,486

Deferred taxation—additional information required by SFAS No. 109

        The analysis of the US GAAP deferred taxation liability required by SFAS No. 109 is as follows:

	2003	2002
	€000	€000
Deferred taxation liabilities:
Excess of book value over tax value of fixed assets	302,859	214,334
Other timing differences	101,069	85,447

	403,928	299,781

Deferred taxation assets:
Net operating loss carry forwards	(65,120)	(53,387)
Valuation allowances	49,546	36,234
Retirement benefits	(93,690)	(61,047	)(1)
Other timing differences	(74,238)	(54,241)

	(183,502)	(132,441)

	€220,426	€167,340

Split as follows:
Current	(31,930)	(9,894)
Non current	252,356	177,234

	€220,426	€167,340

(1)
Retirement benefits includes €91,231,000 (2002: €57,341,000) in relation to deferred tax which has been recorded within 'Pension liabilities' (note 25).

        Valuation allowances are set up for losses carried forward in those jurisdictions in which it is more likely than not that the losses carried forward will not be utilized to offset future taxable income or in which there is no deferred tax liability against which the related asset can be offset prior to expiry.

Share option schemes—additional information required by SFAS No. 123

        Under the Group's 1987 Option Schemes, the 1999 Executive Share Option Plan and the 2000 United Kingdom Executive Approved Share Option Plan (the "Schemes"), selected employees of the Company and its subsidiaries were granted non-qualified options to acquire ordinary shares of the Company. The share options were exercisable at a price equal to the market price, as defined, of the Company's ordinary shares at the time of grant. The options became exercisable upon the occurrence of certain trigger events, as defined, within 10 years from the date of grant. The options were to expire not later than 10 years from the date of grant.

        The Group elected to follow APB 25 and related interpretations in accounting for its share options because the alternative fair value accounting provided for under SFAS No. 123 requires use of option valuation models that were not developed for use in valuing employee share options. SFAS No. 123 requires pro forma information regarding net income. This information has been determined as if the Group had accounted for those employee share options issued subsequent to December 31, 1994 under the fair value method of that statement. Due to the recognition of option expense over the vesting period, the pro forma net income information required by SFAS No. 123 is not likely to be representative of the effects on the reported pro forma net income for future years. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions:

Predecessor	2001
Expected option life (years)	5
Risk-free weighted interest rate	4.4%
Stock volatility	50.0%
Dividend yield	3.4%

        The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected share price volatility. Because the Group's employees share options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee share options. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period (see "Stock based employee compensation expense" above for a description of the vesting period).

        As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation" and amended by SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure," the Group has elected to account for shares to be issued under the Management Participation Agreement under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and adopt the disclosure only provisions of SFAS No. 123 and SFAS No. 148. Under SFAS No. 123, options are valued at the grant date using the Black-Scholes valuation model and compensation expenses are recognized ratably over the vesting period. Had compensation expenses been determined as prescribed by SFAS No. 123, the Company's net income for the period presented would have been the following:

	Successor		Predecessor
	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002	2001
	€000	€000	€000	€000
Net (loss)/income attributable to common shareholders under US GAAP
As reported	(36,085)	10,538	95,973	151,921
Add: Stock based employee compensation expense included in reported net income, net of related tax effects	394	—	21,540	11,437
Deduct: Total stock based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(769)	—	(15,076)	(7,531)

Pro forma	€(36,460)	€10,538	€102,437	€155,827

        The Group's 1999 Performance Share Plan allowed participating executives to receive annual allocations that could result in the award of rights to acquire ordinary shares in the Company for a nominal consideration. Awards were granted over a proportion of the shares over which an allocation was made to the extent that pre-set performance targets were achieved over a performance period of not less than four years.

        Under the Special Long Term Incentive Plans adopted in 2000, the Chairman & Chief Executive Officer, President & Chief Operations Officer and Chief Financial Officer each received an allocation that could result in the award of rights to acquire ordinary shares in the Company for a nominal consideration. Awards were granted over a proportion of the shares over which an allocation was made to the extent that pre-set performance targets were achieved over a performance period of three years.

        During 2000, the Company introduced save as you earn share option schemes for eligible employees in both Ireland (the "Irish SAYE Scheme") and the UK (the "UK SAYE Scheme"). Under these schemes, employees could opt to save fixed amounts on a regular basis, over a three-year, five-year or seven-year period, subject to a maximum monthly saving of €320 (Irish SAYE Scheme) or Stg£250 (UK SAYE Scheme). The participants could use the amounts saved plus interest earned to acquire shares under options granted by the Company at the start of the savings period.

        A summary of the Company's share options and related activity is as follows:

	Shares under option	Option Price Range	Weighted Average Exercise Price
Outstanding at December 31, 2000	63,820,228	€0.00–€2.62	€1.66
Granted	17,342,570	€0.00–€2.21	€1.68
Exercised	(1,092,779)	€1.25–€2.29	€1.86
Cancelled	(3,985,311)	€0.00–€2.62	€1.96

Outstanding at December 31, 2001	76,084,708	€0.00–€2.62	€1.64
Exercised	(55,601,020)	€0.00–€2.62	€1.63
Cancelled	(20,483,688)	€0.00–€2.62	€1.66

Outstanding at September 2, 2002	—	—	—

        The number of options exercisable at December 31, 2001 was 7,722,892 and the weighted average exercise price of these options was €1.94.

        No options were outstanding at September 2, 2002.

        Successor had no options outstanding at December 31, 2002 or December 31, 2003.

Pension costs and termination indemnities—information required by SFAS No. 87 and SFAS No. 132

        The components of the defined benefit net pension expense for the Group's principal schemes and termination indemnities for the years ended December 31, 2003 and 2001 and the periods ended September 2, 2002 and December 31, 2002 under SFAS No. 87 are estimated to be as follows:

	Successor		Predecessor
	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002	2001
	€000	€000	€000	€000
Service cost	26,162	9,433	17,085	25,531
Interest cost	47,682	19,509	36,548	49,351
Expected return on plan assets	(36,674)	(15,455)	(37,950)	(55,525)
Amortization of unrecognized transition obligation or asset	—	(84)	(674)	(1,047)
Recognized gains and losses	160	(2,053)	(308)	(563)
Prior service cost recognized	655	1,226	607	879
Loss due to settlement or curtailment	—	64	516	3,934

	€37,985	€12,640	€15,824	€22,560

        The Group's principal defined benefit schemes are in Europe and the US and, up to the date of the asset swap, Canada. The estimated fund status of these schemes under SFAS No. 87 amended by SFAS No. 132 was as follows:

	2003	Sept. 3, 2002 through Dec. 31, 2002
	€000	€000
Change in benefit obligation
Benefit obligation at beginning of period	883,681	885,688
Service cost	25,205	8,708
Interest cost	44,954	17,248
Contributions by plan participants	7,366	4,070
Actuarial gains and losses	(9,062)	6,419
Benefits paid	(33,885)	(11,487)
Divestitures, curtailments or settlements	—	(344)
Plan amendments	655	1,216
Fair value adjustments	40,237	—
Acquisitions	133,968	—
Disposals	(135,934)	—
Currency adjustments	(38,076)	(27,837)

Benefit obligation at end of period	919,109	883,681

Change in plan assets
Fair value of plan assets at beginning of period	644,322	637,767
Actual return on assets	56,893	8,100
Contributions by employer	34,242	15,048
Contributions by plan participants	7,366	4,070
Benefits paid	(33,885)	(11,487)
Divestitures	—	5
Fair value adjustments	2,254	—
Acquisitions	830	—
Disposals	(99,812)	—
Currency adjustment	(30,406)	(9,181)

Fair value of plan assets at end of period	581,804	644,322

Funded status of the plans	(337,305)	(239,359)
Amounts available to be applied as an increase/(reduction) of future pension costs:
Unrecognized actuarial gains or losses	(22,438)	(2,832)

(Accrued) pension costs	€(359,743)	€(242,191)

        Plan assets less than projected benefit obligations include overfunded plans at December 31, 2003 of €602,000 (2002: nil) and underfunded plans at December 31, 2003 of €337,907,000

(2002: €239,359,000). The calculation of the US GAAP pension expense for the year ended December 31, 2003 and the projected benefit obligation at that date assumed a discount rate of approximately 5.4% (2002: 5.9%). The other main assumption was that the rate of increase in the compensation levels is expected to average 3.2% (2002: 3.6%; 2001: 4.2%) and that the long term return on plan assets is expected to average 6.5% (2002: 7.1%; 2001: 8.3%).

        The assets of the plans are invested primarily in equities, fixed interest securities, insurance contracts and property.

        The Group operates termination indemnity plans in certain countries as appropriate to local circumstances. In accordance with local practice, these are financed internally and the projected benefit obligations of these plans are provided for in the financial statements. The projected benefit obligations of these plans were €60,293,000 at December 31, 2003 (2002: €51,862,000). The calculation of the expense for the year ended December 31, 2003 and the projected benefit obligation at those dates assumed a weighted average discount rate of approximately 5.0% (2002: 6.9%). The other main assumptions used are the same as those used for the purposes of Irish GAAP. These include the assumption that the rate of increase in compensation levels is expected to average 2.1% (2002: 2.7%).

        The components of the Group postretirement healthcare defined benefit expense for the years ended December 31, 2003 and 2001 and the periods ended September 2, 2002 and December 31, 2002 under SFAS 87 are estimated to be as follows:

	Successor		Predecessor
	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002	2001
	€000	€000	€000	€000
Service cost	305	316	522	631
Interest cost	546	570	980	1,254
Recognized gains and losses	—	790	6,323	(28)
Gain due to settlement or curtailment	—	(42)	(535)	—

	€851	€1,634	€7,290	€1,857

        The Group's postretirement healthcare defined benefit schemes is the US and, up to the date of the asset swap, Canada. The estimated fund status of these schemes under SFAS No. 87 amended by SFAS No. 132 was as follows:

	2003	Sept. 3, 2002 through Dec. 31, 2002
	€000	€000
Change in benefit obligation
Benefit obligation at beginning of period	25,401	25,821
Service cost	305	316
Interest cost	551	570
Contributions by plan participants	89	33
Actuarial gains and losses	33	790
Benefits paid	(426)	(220)
Divestitures, curtailments or settlements	—	(42)
Disposals	(23,491)	—
Currency adjustments	183	(1,867)

Benefit obligation at end of period	2,645	25,401

Change in plan assets
Fair value of plan assets at beginning of period	—	—
Contributions by employer	337	187
Contributions by plan participants	89	33
Benefits paid	(426)	(220)

Fair value of plan assets at end of period	—	—

Funded status of the plans	(2,645)	(25,401)
Amounts available to be applied as an increase/(reduction) of future pension costs:
Unamortized prior service cost		(8)
Unrecognized actuarial gains or losses	25	741

(Accrued) pension costs	€(2,620)	€(24,668)

        The weighted-average asset allocations at December 31, 2003 and 2002 by asset category of the defined benefit pension schemes in Ireland is shown below:

	Plan assets
		Percentage of Plan Assets at December 31,
	Target Allocation 2004
		2003	2002
Equity securities	50–80%	70%	67%
Debt securities	15–50%	17%	20%
Other	0–20%	13%	13%

Total		100%	100%

        The Group maintains target allocation percentages among various asset classes based on an investment policy established for the pension plans which is designed to achieve long term rate of return objectives, while mitigating against downside risk and considering expected cash flows. Our investment policy is reviewed from time to time to ensure consistency with our long term objective of funding 100% of the projected benefit obligation.

        The expected long term rate of return on plan assets reflects the average return rates expected on the funds invested or to be invested to provide for the benefits included in the projected benefit obligation. In estimating those rates, appropriate consideration is given to the current returns being earned by the plan assets in the fund and the rates of return expected to be available for reinvestment.

        The Group's expected return on assets of the defined benefit schemes in Ireland is based on recommendations from the plan actuary, having considered anticipated future long term performance of individual asset classes. Consideration is also given to the appropriate asset allocation strategy, given the anticipated requirements of the plan to determine the average rate of return expected on the funds invested to provide for the pension plan benefits. While appropriate consideration is given to recent fund performance and historical returns, the assumption is primarily a long term, prospective rate. Based on our most recent study, the expected long term return assumption for our Irish plans effective January 1, 2004 will remain at 7.14%.

        The expected contributions to the defined benefit pension schemes in Ireland is anticipated to be €9,037,000 in the year ended December 31, 2004. The accumulated benefit obligation of these schemes at December 31, 2003 is €177,877,000 (2002: €138,400,000).

38 New Accounting Standards

        In June 2001, the Financial Accounting Standards Board, or FASB, issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 establishes an accounting standard for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. It also provides accounting guidance for legal obligations associated with the retirement of tangible long lived assets. This statement is effective for fiscal years beginning after June 15, 2002. The adoption of SFAS No. 143 on January 1, 2003 did not have a material impact on our financial position, results of operations or cash flows.

        In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections". Effective for fiscal year 2003, under SFAS No. 145, gains and losses on extinguishments of debt will be required to be classified as income or loss from continuing operations rather than as extraordinary items as previously required under Statement 4. Extraordinary treatment will be required for certain extinguishments as provided in APB Opinion No. 30. All other provisions for SFAS No. 145 became effective for transactions occurring after May 15, 2002. Statement 145 also amends Statement 13 to require certain modifications to capital leases being treated as a sale-leaseback and modifies the accounting for sub-leases when the original lessee remains a secondary obligor (or guarantor). In addition, the FASB rescinded Statement 44, which addressed the accounting for intangible assets of motor carriers and made numerous technical corrections. The adoption of SFAS No. 145 did not have a material impact on the Group's financial position, results of operations or cash flows.

        In July 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 replaces EITF Issue No. 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". The adoption of SFAS No. 146 on January 1, 2003 did not have a material impact on our financial position and results of operations.

        In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN 45 requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken by it in issuing the guarantee. It also expands the disclosure requirements in the financial statements of the guarantor with respect to its obligations under certain guarantees that it has issued. The Group is required to adopt the initial recognition and initial measurement accounting provisions of this interpretation on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption FIN 45 did not have a material adverse effect on the Group's financial position, results of operations or cash flows.

        In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51", which addresses consolidation by business enterprises of variable interest entities ("VIEs") either: (1) that do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support, or (2) in which the equity investors lack an essential characteristic of a controlling financial interest. In December 2003, the FASB completed deliberations of proposed modifications to FIN 46 ("Revised Interpretations") resulting in multiple effective dates based on the nature as well as the creation date of the VIE. VIEs created after January 31, 2003, but prior to January 1, 2004, may be accounted for either based on the original interpretation or the Revised Interpretations. However, the Revised Interpretations must be applied no later than the Company's second quarter of fiscal 2004. VIES created after January 1, 2004 must be accounted for under the Revised Interpretations. Special Purpose Entities ("SPEs") created prior to February 1, 2003 may be accounted for under the original Accounting Standards or revised interpretation's provisions no later than the Company's first quarter of fiscal 2004. Non-SPEs created prior to February 1, 2003, should be accounted for under the revised interpretation's provisions no later than the Company's second quarter of fiscal 2004. The Group has not entered into any material arrangements with VIEs created after January 31, 2003. The Group is currently evaluating the effect that the adoption of FIN 46 for VIEs created prior to February 1, 2003 will have on its results of operations and financial condition.

        In April 2003, the FASB issued SFAS No. 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". SFAS No. 149 amends SFAS No. 133 by requiring that contracts with comparable characteristics be accounted for similarly. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, except as stated below and for hedging relationships designated after June 30, 2003. In addition, except as stated below, all provisions of this Statement should be applied prospectively. The provisions of this Statement that relate to Statement 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. In addition, certain other issues, which relate to forward purchases or sales of when-issued securities or other securities that do not yet exist, should be applied to both existing contracts and new contracts entered into after June 30, 2003. The impact on our financial position, results of operations or cash flows is not expected to be material.

        In May 2003, SFAS No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity", was issued. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). This Statement is effective for financial instruments entered into or modified after May 31, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The impact on our financial position is not expected to be material.

        In December 2003, the Securities & Exchange Commission ("SEC") published Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition". This SAB updates portions of the SEC staff's interpretive guidance provided in SAB 101 and included in Topic 13 of the Codification of Staff Accounting Bulletins. SAB 104 deletes interpretative material no longer necessary, and conforms the interpretive material retained, because of pronouncements issued by the FASB's EITF on various revenue recognition topics, including EITF 00-21, "Revenue Arrangements with Multiple Deliverables". SAB 104 also incorporates into the SAB Codification certain sections of the SEC staff's "Revenue Recognition in Financial Statements—Frequently Asked Questions and Answers". To the extent not incorporated into the SAB codification, the SEC staff's FAQ on SAB 101 (Topic 13) has been rescinded. The adoption SAB 104 will not have a material effect on the Group's financial position, results of operations or cash flows.

        In December 2003, the FASB issued SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits" ("SFAS No 132-R"). SFAS No. 132-R revises employers' disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition provisions of SFAS No. 87, "Employers' Accounting for Pensions, No. 88, Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits", and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions". SFAS No. 132-R retains the disclosure requirements contained in SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits", which it replaces. It requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. The required information should be provided separately for pension plans and for other postretirement benefit plans. The provisions of Statement 132 remain in effect until the provisions of SFAS No. 132-R are adopted. Except as noted below, SFAS No. 132-R is effective for financial statements with fiscal years ending after December 15, 2003. The interim-period disclosures required by SFAS No. 132-R are effective for interim periods beginning after December 15, 2003. The additional disclosure of information about foreign plans required by SFAS No. 132-R is effective for fiscal years ending after June 15, 2004. Disclosure of the benefits expected to be paid in each of the next five fiscal years, and in the aggregate for the five fiscal years thereafter is effective for fiscal years ending after June 15, 2004. The additional disclosure of information for nonpublic entities required by SFAS No. 132-R is effective for fiscal years ending after June 15, 2004. The adoption of SFAS No. 132-R will not have a material effect on the Group's financial position, results of operations or cash flows.

Schedule II

JSG Funding plc and Subsidiary Companies

Valuation and Qualifying Accounts

Successor

Description

	Acquired on September 3, 2002	Additions charged to costs and expenses	Exchange differences	Acquisitions and Deductions	Balance at end of year
	€000	€000	€000	€000	€000
Period from September 3, 2002 through December 31, 2002
Provision for bad and doubtful debts	€41,812	€1,430	€(585)	—	€42,657
	Balance at beginning of year	Additions charged to costs and expenses	Exchange differences	Acquisitions and Deductions	Balance at end of year
	€000	€000	€000	€000	€000
Year ended December 31, 2003
Provision for bad and doubtful debts	€42,657	€10,493	€(1,408)	€3,098	€54,840

Predecessor

Description

	Balance at beginning of year	Additions charged to costs and expenses	Exchange differences	Acquisitions and Deductions	Balance at end of year
	€000	€000	€000	€000	€000
Year ended December 31, 2001
Provision for bad and doubtful debts	€30,172	€10,017	€756	€(5,362)	€35,583

S-1

Schedule II

JSG Acquisitions and Subsidiary Companies

Valuation and Qualifying Accounts

Successor

Description

	Acquired on September 3, 2002	Additions charged to costs and expenses	Exchange differences	Acquisitions and Deductions	Balance at end of year
	€000	€000	€000	€000	€000
Period from September 3, 2002 through December 31, 2002
Provision for bad and doubtful debts	€41,812	€1,430	€(585)	—	€42,657

	Balance at beginning of year	Additions charged to costs and expenses	Exchange differences	Acquisitions and Deductions	Balance at end of year
	€000	€000	€000	€000	€000
Year ended December 31, 2003
Provision for bad and doubtful debts	€42,657	€10,493	€(1,408)	€3,098	€54,840

Predecessor

Description

	Balance at beginning of year	Additions charged to costs and expenses	Exchange differences	Acquisitions and Deductions	Balance at end of year
	€000	€000	€000	€000	€000
Year ended December 31, 2001
Provision for bad and doubtful debts	€30,172	€10,017	€756	€(5,362)	€35,583

S-2