Form 20-F
period 2004-12-31
JSG FUNDING PLC; JSG ACQUISITIONS I
filed 2005-04-29
CIK 1207316, 1175423

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 333-101456

JSG FUNDING PLC
JSG ACQUISITIONS
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
 10 1/8% Senior Notes due 2012
9 5/8% Senior Notes due 2012
15.5% Subordinated Notes due 2013

        Indicate the number of outstanding shares of each of the JSG Funding's classes of capital or common stock as of December 31, 2004: Ordinary Shares of €0.001 each 40,000,000.

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

  •
  "JSG Funding" refers to JSG Funding plc, a direct subsidiary of JSL and indirect owner of JSG;

  •
  "JSG Acquisitions" refers to JSG Acquisitions, a wholly-owned subsidiary of JSG Funding and guarantor of the 9 5/8% Senior Notes due 2012 and the 10 1/8% Senior Notes due 2012;

  •
  "JSL" refers to Jefferson Smurfit Group Limited, an entity ultimately controlled by Madison Dearborn Partners, L.L.C. ("Madison Dearborn") and its affiliates;

  •
  "JSG" refers to Smurfit Packaging Corporation Ltd and its consolidated subsidiaries;

  •
  "JSG Packaging" refers to JSG Packaging Limited, an Irish limited company which from February 6, 2004 became the ultimate parent of the business conducted by JSG;

  •
  "JSG Holdings" refers to JSG Holdings plc, a direct subsidiary of JSG Packaging and from February 6, 2004, the indirect parent of JSG;

  •
  "SSCC" refers to Smurfit-Stone Container Corporation; and

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

Presentation of our Financial Information

        Unless otherwise indicated, financial information in this annual report has been prepared in accordance with generally accepted accounting principles in Ireland ("Irish GAAP"). Irish GAAP differs in certain significant respects from accounting principles generally accepted in the United States ("U.S. GAAP"). For a discussion of the significant differences between Irish GAAP and U.S. GAAP as they apply to JSG Funding, see note 37 to the historical audited consolidated financial statements included elsewhere in this annual report.

        The financial statements in this annual report do not comprise "full group accounts" within the meaning of Regulation 40(1) of the European Communities (Companies: Group Accounts) Regulations, 1992 of Ireland insofar as such group accounts would have to comply with the disclosure and other requirements of those Regulations. Full group accounts for JSL for the year ended December 31, 2003 and for the period from September 3, 2002 through December 31, 2002, have received unqualified audit reports and have been filed as appropriate with the Irish Registrar of Companies. Full group accounts for the year ended December 31, 2004, will be filed with the Registrar in due course.

Exchange Rate Information

        In this annual report: (1) "IR£" or "Irish punt" refers to the former currency of Ireland; (2) "€" or "euro" refers to the single currency of the participating Member States in the Third Stage of European Economic and Monetary Union of the Treaty Establishing the European Community, as amended from time to time; (3) "$" or "U.S. dollars" refers to the lawful currency of the United States of America; (4) "£" or "sterling" refers to the lawful currency of the United Kingdom; and (5) "SEK" or "Swedish Krona" refers to the lawful currency of Sweden.

        Ireland is a participant in the European Monetary Union. In accordance with the Maastricht Treaty, the euro was launched as the single European currency on January 1, 1999. Upon the launch of the euro, the exchange rate for the Irish punt was irrevocably fixed at IR£0.787564 = €1.00, and on January 1, 2002, the Irish punt was replaced by the euro. The following tables show for the period from January 1, 2000 through December 31, 2004, the period-end, average, high and low Noon Buying Rates in the City of New York for cable transfers of euro as certified for customs purposes by the Federal Reserve Bank of New York expressed as U.S. dollars per €1.00, which we refer to as the "Noon Buying Rate."

	U.S. dollar/euro Exchange Rates
	At and for the Years Ended December 31,
	2000	2001	2002	2003	2004
Exchange rate at end of period	0.9388	0.8822	1.0485	1.2597	1.3538
Average exchange rate during period(1)	0.9207	0.8909	0.9495	1.1412	1.2478
Highest exchange rate during period	1.0335	0.9535	1.0485	1.2597	1.3625
Lowest exchange rate during period	0.8720	0.8370	0.8594	1.0361	1.1801

(1)
The average of the Noon Buying Rates on the last business day of each month during the applicable period.

	U.S. dollar/euro Exchange Rates
	At and for the Months Ended
	2004												2005
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Jan	Feb	Mar
Exchange rate at end of period	1.25	1.24	1.23	1.20	1.22	1.22	1.20	1.22	1.24	1.28	1.33	1.35	1.30	1.33	1.30
Average exchange rate during period	1.26	1.26	1.23	1.20	1.20	1.22	1.23	1.22	1.22	1.25	1.30	1.34	1.31	1.30	1.32
Highest exchange rate during period	1.29	1.29	1.24	1.24	1.23	1.23	1.24	1.24	1.24	1.28	1.33	1.36	1.35	1.33	1.35
Lowest exchange rate during period	1.24	1.24	1.21	1.18	1.18	1.20	1.20	1.20	1.21	1.23	1.27	1.32	1.30	1.28	1.29

        On April 27, 2005, the Noon Buying Rate was €1.00=$1.2938.

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

Item 1.    Identity of Directors, Senior Management and Advisers

        Not applicable.

Item 2.    Offer Statistics and Expected Timetable

        Not applicable.

Item 3.    Key Information

Selected Historical Financial Data

        The following table sets forth our selected historical financial data. The periods prior to and including September 2, 2002 reflect data of JSG, JSG Funding's predecessor for financial accounting purposes. The periods beginning September 3, 2002 reflect data of JSG Funding and its consolidated subsidiaries after the acquisition of JSG. Because of the revaluation of certain assets and liabilities acquired and the increased level of debt as part of the acquisition of JSG, and their related impact on the financial data, the consolidated financial statements of JSG, JSG Funding's predecessor for the periods prior to September 3, 2002, are not comparable to those of JSG Funding subsequent to that date. We have derived the selected historical consolidated financial data for the period January 1, 2002 through September 2, 2002 from JSG's audited consolidated financial statements and the related notes included elsewhere in this annual report. The selected historical consolidated financial data as of and for the fiscal years ended December 31, 2000 and 2001 have been derived from JSG's audited consolidated financial statements for such years, which are not included in this annual report. We have derived the selected historical consolidated financial data for the period from September 3, 2002 through December 31, 2002 and for the years ended December 31, 2003 and 2004 from JSG Funding's consolidated financial statements and the related notes included elsewhere in this annual report. The selected historical financial data set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with the discussion under the heading "Operating and Financial Review and Prospects," and the historical consolidated financial statements of JSG and JSG Funding and accompanying notes included elsewhere in this annual report.

        Unless otherwise indicated, this historical financial data has been prepared in accordance with Irish GAAP. Irish GAAP differs in certain significant respects from U.S. GAAP. For a discussion of the most significant differences between Irish GAAP and U.S. GAAP as they apply to JSG Funding and JSG, see note 37 to JSG Funding's historical consolidated financial statements included elsewhere in this annual report.

	Predecessor			Successor
	Year Ended Dec. 31,		Jan. 1, 2002 to Sept. 2, 2002	Sept. 3, 2002 to Dec. 31, 2002	Year Ended Dec. 31,
	2000	2001			2003	2004
Consolidated Statement of Income Data:
Irish GAAP unless stated otherwise
Net sales	€4,565,244	€4,511,650	€3,134,080	€1,575,575	€4,746,315	€4,805,082
Cost of sales	3,336,671	3,243,372	2,272,287	1,145,857	3,419,820	3,473,299
Impairment of property, plant and equipment	—	26,642	—	—	—	—

Gross profit	1,228,573	1,241,636	861,793	429,718	1,326,495	1,331,783
Net operating expenses	866,103	883,964	656,419	284,005	982,345	1,010,564
Reorganization and restructuring costs	20,890	23,763	12,484	11,978	35,006	39,430

Operating income subsidiaries —continuing	341,580	333,909	192,890	133,735	309,144	281,789
Share of associates' operating income	403,934	242,212	117,473	7,224	12,155	12,611
Share of associates' restructuring costs	(24,894)	(10,895)	(7,541)	—	—	—

Total operating income	720,620	565,226	302,822	140,959	321,299	294,400
Income on sale of operations subsidiaries—continuing	—	—	20,440	—	5,560	22,173
Share of associates' income on sale of operations	3,105	—	—	—	—	—
Interest income	20,511	23,053	10,286	5,230	11,631	8,335
Interest expense	(120,370)	(108,621)	(65,881)	(92,718)	(309,368)	(299,338)
Share of associates' net interest	(181,567)	(154,654)	(74,387)	(386)	(2,062)	(1,301)
Other financial expense(1)	—	—	—	(10,775)	(15,266)	(15,718)

Income before taxes and equity minority interests	442,299	325,004	193,280	42,310	11,794	8,551
Taxes on income	(185,551)	(137,565)	(77,889)	(31,395)	(62,354)	(26,973)

Income/(loss) before equity minority interests	256,748	187,439	115,391	10,915	(50,560)	(18,422)
Equity minority interests	(30,816)	(37,022)	(19,969)	(9,061)	(16,768)	(16,067)

Net income/(loss)	€225,932	€150,417	€95,422	€1,854	€(67,328)	€(34,489)

Net income/(loss) in accordance with U.S. GAAP	€245,670	€151,921	€95,973	€10,267	€(36,748)	€(31,500)

Other Financial Data:
EBITDA:(2)	€576,431	€572,673	€385,684	€215,621	€597,452	€591,370
Depreciation, depletion and amortization expense	234,851	238,764	172,354	92,661	298,014	303,126
Net cash provided by (used in):
Operating activities	€482,298	€584,492	€356,514	€271,698	€690,964	€640,929
Capital expenditure and financial investment	(116,327)	(136,627)	(121,206)	(90,307)	(161,680)	(166,013)
Acquisitions and disposals	(109,067)	(42,431)	(297,064)	(2,516,819)	(180,546)	5,619
Financing activities	(19,956)	(128,032)	43,502	2,561,209	(7,421)	(123,548)
Capital expenditures	(147,629)	(177,213)	(119,620)	(91,139)	(207,518)	(206,466)
Balance Sheet Data (at end of period):
Cash at bank and in hand	€427,092	€440,109	n/a	€184,331	€179,067	€248,033
Property, plant and equipment	2,138,827	2,088,019	n/a	2,214,254	2,435,946	2,334,858
Total assets	5,901,002	5,936,617	n/a	5,842,608	5,816,927	5,768,077
Total long term debt and other long term liabilities	1,337,515	1,404,432	n/a	3,027,284	3,022,350	2,959,840
Shareholders' equity	2,505,175	2,525,191	n/a	878,099	895,356	869,101
Restated financial information applying FRS 19 retrospectively:
Total assets, as reported	€5,901,002	n/a	n/a	n/a	n/a	n/a
Unaudited deferred tax adjustment(3),(4)	(56,258)	n/a	n/a	n/a	n/a	n/a
Unaudited and restated total assets	€5,844,744	n/a	n/a	n/a	n/a	n/a
Shareholders' equity, as reported	2,505,175	n/a	n/a	n/a	n/a	n/a
Unaudited deferred tax adjustment(3),(4)	(118,445)	n/a	n/a	n/a	n/a	n/a
Unaudited and restated shareholders' equity	2,386,730	n/a	n/a	n/a	n/a	n/a
U.S. GAAP:
Total assets	€5,975,685	€5,913,972	n/a	€6,071,534	€5,965,772	€5,898,108
Shareholders' equity	2,607,526	2,685,847	n/a	691,685	751,402	727,549

(1)
Other financial expense represents the difference between the expected return on pension scheme assets and the interest cost of pension scheme liabilities and is disclosed in accordance with FRS 17—"Retirement Benefits."

(2)
EBITDA represents "operating income subsidiaries—continuing" plus "income on sale of operations subsidiaries—continuing" plus "depreciation, depletion and amortization" less "other financial expense". EBITDA is included in this annual report because it is a basis upon which we assess our financial performance and debt service capabilities, and because certain covenants in our (and our subsidiaries') borrowing arrangements are tied to similar measures. You should not consider EBITDA in isolation from or as a substitute for cash flows from operations, net income or other consolidated statement of operations or cash flow statement data prepared in accordance with Irish GAAP or U.S. GAAP or as a measure of a company's profitability or liquidity. We understand that while EBITDA is frequently used by securities analysts, lenders and others in their evaluation of companies, EBITDA as used herein is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation. For example, EBITDA does not include income or expense relating to associates or equity minority interests.

        The following is a reconciliation of net income/(loss) to EBITDA:

	Predecessor			Successor
	Year Ended Dec. 31,		Jan. 1, 2002 to Sept. 2, 2002	Sept. 3, 2002 to Dec. 31, 2002	Year Ended Dec. 31,
	2000	2001			2003	2004
Net income/(loss) available to ordinary shareholders	€225,932	€150,417	€95,422	€1,854	€(67,328)	€(34,489)
Equity minority interests	30,816	37,022	19,969	9,061	16,768	16,067
Taxes on income	185,551	137,565	77,889	31,395	62,354	26,973
Share of associates income	(200,578)	(76,663)	(35,545)	(6,838)	(10,093)	(11,310)
Net interest expense	99,859	85,568	55,595	87,488	297,737	291,003
Depreciation, depletion and amortization expense	234,851	238,764	172,354	92,661	298,014	303,126

EBITDA	€576,431	€572,673	€385,684	€215,621	€597,452	€591,370

(3)
From January 1, 2002, we adopted Financial Reporting Standard (FRS) 19—"Deferred Tax" which requires full provision to be made for deferred tax arising from timing differences between the recognition of gains and losses in the financial statements and the tax computation. FRS 19 applies to accounting periods ending on or after January 23, 2002. In adopting FRS 19, we have chosen not to discount deferred tax assets and liabilities. The cumulative effect of the change in policy has been accounted for as a prior year adjustment and for the sole purposes of this summary historical consolidated financial data, previously reported figures have been restated. As a consequence of this change in policy, accounting for deferred taxation under Irish GAAP is more closely aligned to U.S. GAAP.

(4)
The summary historical financial data for the fiscal years 2000 and 2001 was derived from JSG's audited consolidated financial statements. As outlined in note (3) above, we have reflected the impact of FRS 19 in the financial data for these periods. The cumulative financial impact of the new standard as at January 1, 2000 and the financial impact on the years ended December 31, 2000 and 2001 has been audited.

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

Risks Relating to Our Indebtedness

Our substantial indebtedness could have a material adverse effect on our financial health and prevent us from fulfilling our outstanding obligations.

        We have significant debt service obligations. As of December 31, 2004, we had outstanding long term indebtedness of approximately €3,072 million (including the current portion of €27 million) and shareholders' equity of approximately €869 million.

        Our substantial debt could have important consequences. For example, it could:

  •
  make it more difficult for us to satisfy our obligations with respect to the senior notes, the 7.75% senior subordinated notes and our obligations under the senior credit facility;

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

        We are able to incur substantial additional debt in the future under the senior notes indentures and the 7.75% senior subordinated notes indentures. The addition of further debt to our current debt levels could intensify the leverage-related risks that we now face. The senior notes indentures also permit us to incur additional debt which may be senior to the senior notes and the guarantees and which may be secured. The 7.75% senior subordinated notes indentures also permit us to incur additional debt which may be senior to the 7.75% senior subordinated notes and which may be secured.

        In addition, the senior notes indentures and the 7.75% senior subordinated notes indentures and the senior credit facility contain financial and other restrictive covenants that limit our ability to engage in activities that may be in our long term best interests. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our debts.

Our ability to make payments on and to refinance our indebtedness depends on our ability to generate sufficient cash in the future.

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

        We cannot assure you that our business will generate sufficient cash flows from operations or that future borrowing will be available to us under our senior credit facility in an amount sufficient to enable us to pay our debt, including the notes, or to fund our other liquidity needs. If our future cash flows from operations and other capital resources are insufficient to pay our obligations as they mature or to fund our liquidity needs, we may be forced to reduce or delay our business activities and capital expenditures, sell assets, obtain additional debt or equity capital or restructure or refinance all or a portion of our debt. We cannot assure you that we would be able to accomplish any of these alternatives on a timely basis or on satisfactory terms, if at all. In addition, the terms of our existing and future indebtedness, including the senior notes, the senior credit facility and the 7.75% senior subordinated notes, may limit our ability to pursue any of these alternatives.

        Moreover, as a result of the refinancing transactions since December 31, 2004, we have replaced our existing 15.5% subordinated notes, on which we had the option of paying interest in the form of additional 15.5% subordinated notes, with the 7.75% senior subordinated notes, on which we are required to pay interest only in cash, increasing our annual cash-pay obligations by approximately €29 million.

Increases in market interest rates will increase the debt service obligations of our subsidiaries.

        A portion of our debt, including all of the debt we incur under the senior credit facility, bears interest at variable rates. An increase in the interest rates on our debt will reduce our funds available to repay our debt and to finance our operations and future business opportunities and, as a result, will intensify the consequences of our leveraged capital structure. The senior credit facility requires that we hedge at least 50% of the floating rate interest cost on our financial indebtedness. As of December 31, 2004, €862 million of our total outstanding debt of €2,895 million bore interest at variable rates.

Risks Relating to Our Business

We are exposed to changes in market conditions for our products, the cyclicality of the packaging industry and the resulting threat of overcapacity.

        The principal factor affecting the demand for our products, both globally and regionally, is the general level of economic growth and activity. Since the markets for paper-based packaging products in the developed world are generally mature, there is a close correlation between economic growth and demand for packaging products such as corrugated containers and their component materials, including containerboard. Accordingly, the demand for our products is adversely affected by an economic slowdown. This occurred in 2001, 2002, 2003 and 2004.

        In addition, our operating results reflect the packaging industry's general cyclical pattern. This cyclicality arises, in part, from the capital intensity of facilities such as paper mills, which generally results in continued production as long as prices are sufficient to cover marginal costs, the long lead time between the planning and completion of a new mill, the commodity-like nature of a majority of our products and substantial price competition. Consequently, the industry has from time to time experienced intermittent periods of substantial overcapacity. A number of new paper mills are under construction, and the product from these mills will be introduced to the market between 2005 and 2007. In Europe, such new construction is expected to add approximately 1,620,000 metric tons of new capacity. In the absence of sufficient economic growth or the closure of other capacity, these new mills could cause a period of regional overcapacity. On the other hand, approximately 700,000 metric tons of capacity was removed from the market in 2003 and 2004. Periods of overcapacity, combined with weak demand, cause the industry to take downtime periodically to reduce inventory levels. In a period of weak corrugated container demand in Europe during the second half of 2001, our European containerboard mills took 200,000 metric tons of downtime, representing 8% of our annual capacity. We continue to take downtime as necessary to manage our inventories, but we have not needed downtime of this magnitude since 2001. In the event we take downtime at our mills but our competitors continue production at high levels, our sales volumes could be adversely affected without any significant offsetting benefit of improved prices in the market. Further, these adverse effects could be exacerbated in the event U.S. producers continue production and increase their level of containerboard exports to Europe.

Our industry is highly competitive and price fluctuations could diminish our sales volumes and revenues.

        The paperboard and paper-based packaging products industries are highly competitive, and no single company is dominant. Our competitors include large, vertically integrated paperboard and packaging products companies and numerous smaller companies. The industries in which we compete are particularly sensitive to price fluctuations as well as other factors, including innovation, design, quality and service, with varying emphasis on these factors depending on the product line. To the extent that one or more of our competitors becomes more successful with respect to any key competitive factor, our ability to attract and retain customers could be materially adversely affected, which could diminish our sales volumes and revenues.

Price fluctuations in raw materials and energy costs could adversely affect our ability to obtain the materials needed to manufacture our products and could adversely affect our manufacturing costs.

        Wood fiber purchased from third parties and recycled wastepaper, particularly old corrugated containers, or "OCC," the principal raw materials used in the manufacture of our products, are purchased in highly competitive, price sensitive markets. These raw materials have historically exhibited price and demand cyclicality and extreme volatility even within a single year. The price of OCC in Europe has peaked dramatically two times in recent years—in June 2002 and in April 2003. In each case, a relatively low level of supply was matched with a relatively high level of demand, principally caused by increased demand from Asia. In the first case, the free-on-board price rose to over €150 per metric ton. Within a period of three months, supply and demand conditions leveled to return the price to around €100 per metric ton. In the second case, the spike was even more rapid with recycled waste paper prices falling back to previous levels almost immediately. Prices were more stable throughout 2004, partly as a result of flat Asian demand and Asian buyers focusing more on the U.S. market due to the weakness of the U.S. dollar. Monthly price variations were not more than €5 to €10 per metric ton in 2004. In particular, the supply and price of such fiber depends on a variety of factors over which we have no control, including environmental and conservation regulations, natural disasters and weather. A decrease in the supply of such fiber has caused, and likely will continue to cause, higher fiber costs. In addition, the increase in demand for products manufactured, in whole or in part, from OCC has caused an occasional tightness in the supply of OCC. It may also cause a significant increase in the cost of such fiber used in the manufacture of recycled containerboard and related products. Such costs are likely to continue to fluctuate based upon demand and supply characteristics. The table below provides information about the European OCC price information per metric ton at and for the years ended December 31, 2001, 2002, 2003 and 2004.

Free-on-Board OCC Price per Metric Ton

	As of and for the Year Ended December 31,
	2001	2002	2003	2004
	(euro)
Price at the end of the period	100	119	100	97
Average price during period	95	124	112	102
Highest price during period	100	156	135	107
Lowest price during period	87	100	99	97

        The cost of producing our products is also sensitive to the price of energy. Energy prices, in particular oil and natural gas, have experienced significant volatility in recent years, with a corresponding effect on our production costs. Two significant increases occurred in the last four years. In January 2001, natural gas prices reached a high of nearly $10.00 per million British thermal units, or "mmBtu," compared to a historical 10-year average of $2.61 per mmBtu. Natural gas prices normalized in the second half of 2001. In 2004, gas prices reached $6.00 per mmBtu in March 2004, rising to a peak of almost $10.00 in October 2004 before falling again to $6.80 per mmBtu by the end of the year. Energy prices may not remain at current rates and may rise to higher levels, in which case our production costs, competitive position and results of operations could be adversely affected thereby.

Our ability to maximize our cash flow and profitability depends on a number of factors, including the successful implementation of our business strategy.

        Our business strategy is to maximize our cash flow and strengthen our position as one of the world's leading providers of containerboard, corrugated containers and other paper-based packaging products by implementing initiatives aimed at achieving cost savings and generating profitable growth. In order to continue to realize cost savings, we must successfully reduce our overhead costs, improve our procurement process, realize certain operating efficiencies and rationalize our manufacturing capacity. Our ability to generate growth will depend on our successful promotion of our products, our ability to innovate and, ultimately, customer demand for and acceptance of our products. The success of our efforts to implement our strategy and accomplish these goals could be affected by a number of factors beyond our control, such as operating difficulties, increased operating costs, personnel turnover, competitors and customers, delays in implementing initiatives and general economic or industry conditions. In addition, implementing our strategy requires significant management resources and may divert or strain our management's ability to focus on other company objectives. We cannot assure you that we will be successful in achieving cost savings, generating growth or in increasing our cash flows or profitability. If we are unsuccessful in implementing our business strategy and achieving cost savings, we may be unable to fulfill our obligations under the notes.

We are exposed to currency rate fluctuations.

        With the introduction of the euro in 15 of the present 25 European Union Member States, our exposure to exchange rate fluctuation arises mainly in relation to the U.S. dollar, sterling and the Swedish krona. In light of the use of the U.S. dollar as the functional currency of our Latin American operations, the U.S. dollar is the most important foreign currency in which we conduct our business.

        Fluctuations in the value of the U.S. dollar have a significant effect on our operations and on our reported results in euro. A weaker U.S. dollar will decrease and, conversely, a stronger U.S. dollar will increase, the euro figures reported in our consolidated financial statements with respect to our Latin American and U.S. operations. The depreciation in the U.S. dollar adversely affected our reported non-euro denominated sales revenues in 2003 and 2004. During the year ended December 31, 2004, the euro strengthened by approximately 8% against the U.S. dollar, resulting in a €40 million reduction in our borrowing in foreign currencies. Borrowing in foreign currencies decreased by €152 million during the year ended December 31, 2003, principally as a result of the relative weakness of the U.S. dollar, which declined approximately 20% during the year relative to the value of the euro. In addition, borrowing in foreign currencies decreased by €128 million during the year ended December 31, 2002, principally as a result of the relative weakness of the U.S. dollar, which declined approximately 19% during the year relative to the value of the euro. In addition, the relative strength or weakness of the U.S. dollar is important for the European industry because U.S. containerboard prices tend to influence the world market. A weak U.S. dollar over a sustained period could result in lower sales into the United States by European manufacturers that ship products in corrugated containers and, as a result, lower European demand for our containers. A weak U.S. dollar could also result in additional competition in the European market from U.S. manufacturers that have an incentive to sell more products in Europe due to increased European demand for the relatively lower priced U.S. goods. The decline in the value of the U.S. dollar during 2003 and 2004 adversely affected European demand growth because finished goods for export to the United States were significantly less competitive relative to U.S. goods.

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

        We may in the future be adversely affected by the Kyoto Protocol, by which most industrialized nations agreed to reduce their emissions of carbon dioxide and other "greenhouse gases." On January 1, 2005, the Emissions Trading Scheme, or "ETS," came into force. As part of this regime, each member state of the EU had to adopt a National Allocation Plan under which the main operators of thermal based energy plants were allocated permits to release specified amounts of carbon dioxide and other gases without charge. Operators will have to purchase ETS credits if their carbon dioxide output exceeds the free or permitted volume. Our European plants have been allocated sufficient allowances to avoid the need to purchase ETS credits for the 2005 to 2008 first stage. With the recent decision by Russia to ratify the Kyoto Protocol, the Kyoto Protocol came into force on February 16, 2005. In anticipation of such approval, the EU had determined to adopt the Kyoto Protocol into European law and had agreed how the overall 8% reduction would be borne by the member states.

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

        Our main product, corrugated containers, competes with other forms of packaging, principally reusable plastic containers. Within Europe, this competition has been felt mainly in the container market for fruit, vegetable, meat, poultry and dairy produce, collectively referred to as the "short shelf-life sector." This sector is estimated to account for approximately 14% of the European corrugated market. Any significant substitution away from paper-based packaging products will adversely affect our profitability. Although we believe the substitution of reusable plastic containers in the short shelf-life sector has now reached its limit in countries within Europe, we can provide no assurance that further substitution will not occur in this sector or in other sectors, nor can we provide any assurance that future packaging developments and trends will not drive further substitution.

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

  •
  the inability to successfully integrate the services, products and personnel of any acquisition into our operations or realize any expected cost savings or other synergies from any acquisition;

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

        JSG has grown from its original Irish base to become a major international manufacturer of containerboard, corrugated containers and other paper-based packaging products with operations in over 20 countries. Initial expansion in Ireland in the 1960s and early 1970s was followed by a series of acquisitions in the United Kingdom, the United States, Latin America and, during the 1990s, in continental Europe. In 1998, JSG extended its operations to Canada with the acquisition of a 50% holding in Smurfit MBI, formerly MacMillan Bathurst, the remaining 50% being owned by our former associate, SSCC.

The JSG Acquisition

        JSG Funding, a public limited company, was incorporated in Ireland on June 12, 2002 to act as a financing company in connection with the acquisition of JSG by Madison Dearborn and management. For ease of reference, we refer to this acquisition as "the JSG Acquisition." Prior to the acquisition of JSG, JSG Funding had not engaged in any business. The registered office of JSG Funding is Beech Hill, Clonskeagh, Dublin 4, Ireland and its telephone number is +353 1 202 7000.

        On October 7, 2002, JSG Acquisitions, a wholly-owned subsidiary of JSG Funding, completed the acquisition of all of the outstanding equity interests of JSG. In connection with the acquisition, JSG distributed to its shareholders by way of a share capital reduction its 29.3% interest in SSCC and transferred certain of its non-operating assets and non-core operating assets to newly formed, wholly owned subsidiaries of JSL (the "newcos") in exchange for intercompany notes. The newcos borrowed €125 million under a bank credit facility, which was non-recourse to JSG Funding and its subsidiaries. The newcos then loaned the proceeds to JSL, and JSL used them to make a capital contribution to JSG Funding. The newcos facility was fully paid before December 31, 2003.

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

  •
  proceeds from the issuance and sale of 250,000 units (consisting of €100 million and $150 million aggregate principal amount of 15.5% subordinated notes due 2013 and warrants to purchase JSL's ordinary shares);

  •
  proceeds from the issuance and sale of senior notes due 2012; and

  •
  borrowing by JSG Acquisitions under a new senior credit facility.

SSCC Asset Swap Transaction

        On March 31, 2003, we completed the acquisition of SSCC's European packaging assets. In this transaction which we refer to as the "SSCC Asset Swap,' JSG Funding exchanged its 50% ownership in Smurfit MBI, Canada and approximately €185 million for SSCC's European assets. The cash consideration for the transaction was financed by U.S. $205 million of 9 5/8% senior notes due 2012 issued in February 2003.

        In connection with the SSCC Asset Swap, we acquired three paper mills (located in Hoya and Viersen, Germany and Cordoba, Spain), 20 corrugated container plants (11 located in Germany, three in Spain, four in Belgium, one in The Netherlands and one in France), one contract packaging plant in the Netherlands and five reclamation plants located in Germany. The primary products produced in these facilities include corrugated containers, containerboard and coated recycled boxboard.

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

Munksjö Specialties Disposal

        On December 22, 2004, we announced that we had signed a definitive agreement to sell our Munksjö specialties business to The EQT III Fund for approximately €450 million. On December 14, 2004, SCA (Svenska Cellullosa Aktiebolaget) announced that it had agreed to buy our Munksjö tissue business for approximately €28 million. The sale of our Munksjö specialties business to The EQT III Fund was completed on March 1, 2005 and the proceeds from the disposal have been used to pay down part of the term portion of our senior credit facility. The sale of our Munksjö tissue business is subject to customary closing conditions. For ease of reference, we refer to the sales of the Munksjö specialty paper and tissue businesses as the "Munksjö Specialties Disposal."

        The Munksjö specialty assets comprised pulp, décor paper, and specialty paper businesses and had sales from operations for 2004 of approximately €480 million. The Munksjö tissue assets being sold comprise a paper mill producing base paper for tissue and two tissue conversion plants, and generated sales from operations of approximately €50 million in 2004.

        We are retaining the Munksjö containerboard and corrugated assets, located in Norway, Sweden and Poland, which comprise approximately 90,000 metric tons of containerboard and 150,000 metric tons of corrugated capacity.

Refinancing Transactions

        On January 13, 2005, JSG Funding commenced a tender offer to purchase for cash all outstanding existing 15.5% subordinated notes, which we refer to as the "tender offer." As of January 1, 2005, $211,110,848 aggregate principal amount of our 15.5% subordinated notes due 2013 and €140,740,568 aggregate principal amount of our 15.5% subordinated notes due 2013 were outstanding. In connection with the tender offer, we also solicited consents to amend the indentures governing the existing 15.5% subordinated notes to remove substantially all of the restrictive covenants thereunder. The tender offer was completed and the proposed amendments became operative on February 14, 2005. We intend to redeem the .01% of the 15.5% dollar subordinated notes not tendered pursuant to the tender offer in accordance with the terms and conditions of the indenture governing the existing 15.5% dollar subordinated notes. Under this indenture, the earliest we may redeem the 15.5% subordinated notes not tendered is October 1, 2005, at a redemption price of 108.0% of the aggregate principal amount of the existing 15.5% subordinated notes. All of the euro 15.5% subordinated notes were tendered. In January 2005, JSG completed an offering of approximately €217.5 million of 7.75% senior subordinated notes and $200 million of 7.75% senior subordinated notes. JSG Funding applied the net proceeds from such offering to fund the purchase of its existing 15.5% subordinated notes pursuant to the tender offer and to pay related fees and expenses.

        In January 2005, JSG Holdings completed an offering of €325 million in aggregate principal amount of 11.5% senior pay-in-kind notes due 2015 (the "PIK notes"), substantially all of the net proceeds of which were loaned to JSG Packaging, which, in turn, paid such net proceeds to its shareholders by means of a share capital reduction under Irish law. Neither JSG Funding nor any of its subsidiaries guarantee the PIK notes and thus the PIK notes are effectively subordinated to all debt and other liabilities and preferred stock, if any, of JSG Funding and its subsidiaries.

Business Overview

        We are the largest European-based integrated manufacturer of containerboard, corrugated containers and other paper-based packaging products, with operations mainly in Europe and Latin America. JSG was incorporated in Ireland in 1934 as the owner of a single converting plant. It has grown to its current position, owning 45 mills, most of which produce containerboard used to manufacture corrugated containers, 197 converting plants, most of which convert containerboard into corrugated containers, 40 reclamation facilities, which provide some of the wastepaper requirement for our mills, and 26 other production facilities (before giving effect to the Munksjö Specialties Disposal). Our European and Latin American operations accounted for approximately 85% and 15% respectively, of our net sales for the year ended December 31, 2004.

        Consistent with our business strategy, in December 2004 we agreed to sell the specialty paper and tissue operations of Munksjö which comprise a pulp mill, seven specialty paper mills, the main product of which is décor base paper, a tissue mill, two tissue conversion plants and a printing facility.

        We command a leading share of the European corrugated container market and are one of Europe's largest producers of containerboard. In Latin America, we believe we are the largest producer of corrugated containers and the second largest producer of containerboard.

        Our containerboard mills and converting operations are highly integrated, as our corrugated container plants convert much of our own containerboard production. For the year ended December 31, 2004, we produced over 2,900,000 metric tons of containerboard in Europe, and around 2,600,000 metric tons of corrugated containers. In Latin America, we produced approximately 700,000 metric tons of containerboard and a similar volume of corrugated containers. In addition, our mills in Europe produced approximately 800,000 metric tons of other grades of paper, including sack kraft, which is used to make industrial grade paper sacks, boxboard, which is used in the manufacture of folding cartons, together with non packaging grades, such as décor base paper, graphic board and printing and writing paper, while our mills in Latin America produced 300,000 metric tons of other grades of paper, including boxboard, sack kraft and printing and writing paper. Our conversion plants in Europe produced over 200,000 metric tons of other paper based packaging products, such as paper sacks and folding cartons, while our Latin American operations produced approximately 100,000 metric tons of these products. Our décor base paper mills were sold as part of the Munksjö Specialties Disposal.

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

        Recycled fiber is obtained principally from old corrugated case material, or OCC, acquired through open market purchases or from company-owned reclamation facilities. Virgin fiber is obtained in the form of wood chips or pulp wood acquired through open market purchases of wood fiber or from company-owned timberland. These fibers are chemically treated and then processed through paper machines, which consist of a paper-forming section, a press section (where water is removed by pressing the wet containerboard between rolls) and a drying section. The containerboard is then wound into rolls, which are shipped to company-owned converting plants or outside converters.

        The dispersion of customers for corrugated containers and the high bulk, low density and low value of corrugated containers, which typically are delivered by truck, make shipping costs a relatively high percentage of total costs. As a result, corrugator plants usually serve markets within a 250-kilometer radius of the plant and employ a local sales force to serve the market area.

        Containerboard pricing is driven primarily by the supply/demand balance and price movements in OCC and wood pulp, while corrugated container pricing is driven significantly by movements in containerboard pricing. Price increases at the corrugated level tend to lag behind containerboard price movements, sometimes by months. As a result, the greater the level of forward integration, the slower generally is the rate of change in net profits resulting from containerboard price movements.

        Recycled waste paper, principally OCC, is the principal raw material used in the manufacture of our products. Recycled fiber prices can vary widely at times and are very dependent upon mill demand. While wood prices are relatively stable, fluctuations in Asian demand and reduced collections in the United States have been the principal factors driving the price of OCC.

        Historically, the market for paper-based packaging products and paperboard has tended to be cyclical. Because of the capital intensity of the production facilities and the long lead time between the planning and completion of a new mill, capacity cannot readily be adapted to changing demand conditions. This has resulted in significant short term imbalances when capacity has exceeded demand, leading to significant price cuts and inventory growth. Many leading paper manufacturers have continued to react to reduced demand by taking downtime and by rationalizing high cost or inefficient capacity.

Competitive Strengths

        We believe we possess the following competitive strengths:

        Leading Market Positions and Economies of Scale.    The industry in which we operate remains fragmented, and few of our competitors have comparable scales of production. We are one of Europe's largest integrated producers of containerboard and corrugated containers. We are the leading producer of kraftliner and the second largest producer of testliner in Europe and command a leading share of the European corrugated container market. In Latin America, we believe we are the largest producer of corrugated containers and the second largest producer of containerboard. The scale and density of our production network allows us to benefit from economies of scale in purchasing, production, distribution, marketing, research and development and the application of best practices. In addition, our extensive European presence allows us to provide better service to our pan-European customers. The financial barriers to entry into the containerboard segment and our long-standing customer relationships in the converting segment also help to protect our leading market positions.

        Highly Integrated Producer.    We are a highly integrated producer of containerboard and corrugated packaging products. We have the ability to utilize substantially all of our containerboard mills' production internally because our converting plants' volume requirements for containerboard generally meet or exceed our mills' production. We believe we can manage our operations to achieve more stable operating performance than competitors that are not as integrated. Integration provides us with stability, largely because fluctuations in the earnings of our mills tend to be offset by changes in the earnings of our converting operations. Moreover, our high level of integration ensures consistent demand for our mills' containerboard production, which allows us to optimize capacity utilization, even during trough demand periods. This integration also secures containerboard supply for our converting plants during peak demand periods. In addition, our vertical integration allows us to realize certain efficiencies throughout the production process by increasing control over the quality of the containerboard, its particular specifications and the timing of delivery to our converting facilities.

        Cost Competitive and Well-Positioned Manufacturing Base.    Our containerboard mill system benefits from a favorable cost position in the production and delivery of containerboard and thus has been consistently profitable. We believe that we incur among the lowest delivered cost to our customers as a result of our efficient, long-lived manufacturing base and the close proximity of our mills to customers and raw material sources. In addition, we believe we operate the two lowest delivered-cost European kraftliner mills.

        Diversified Product Offerings, Geographic Markets and Customer Base.    With leading positions in the production of kraftliner, testliner and corrugated containers, an operating presence in over 20 countries and thousands of customers, our cash flows are broadly diversified across product offerings, geography and customer type. Our management believes that this diversification reduces our dependence on any single product, economy, market or customer and helps to offset the cyclical nature of the paper and packaging business.

        Experienced Management with Substantial Equity Interest.    We have an experienced senior team with an average of approximately 20 years of experience with JSG. We are led by Gary McGann (Chief Executive Officer), Anthony Smurfit (Chief Operations Officer) and Ian Curley (Chief Financial Officer), with Dr. Michael Smurfit as our Chairman. This senior team has invested approximately €35 million in the equity of JSG Packaging, after giving effect to the share capital reduction. In addition, over 200 other JSG managers have invested approximately €7 million in the equity of JSG Packaging, after giving effect to the share capital reduction. We believe that these equity stakes which, in combination with a significant equity-based compensation program, collectively represent up to 20% of the fully diluted ownership of JSG Packaging, will provide a significant incentive to achieve financial targets.

        Principal Shareholder with Proven Paper and Packaging Sector Expertise.    Madison Dearborn is one of the world's largest and most experienced private equity investment firms. Madison Dearborn invests across a broad range of industries with a principal focus on basic industrial sectors, including the paper and packaging sector. Madison Dearborn is considered to be among the most active private equity investor in the United States in the paper and packaging industry, having previously made investments in Boise Cascade, L.L.C., Packaging Corporation of America, Graphic Packaging Corporation (formerly known as Riverwood Holding Corp.), Buckeye Technologies, Inc. and Bay State Paper Holding Company.

Business Strategy

        Our primary strategic objectives are to maximize cash flow and strengthen our position as one of the world's leading providers of containerboard, corrugated containers and other paper-based packaging products. The key elements of our strategy are as follows:

        Maximize Cash Flow.    We intend to maximize our cash flow available for debt reduction by continuing our disciplined capital expenditure program and the divestiture of non-core operating and non-operating assets. Management has completed implementing the cost reductions in overhead and procurement that were identified at the time of the JSG Acquisition. Over the last five years, our capital expenditures have remained below depreciation levels, reflecting our strategy of growing through the acquisition of well-invested assets instead of building new capacity. Since the JSG Acquisition, we have repaid the €125 million borrowed by certain subsidiaries of JSL at the time of the JSG Acquisition through the disposal of a significant number of non-operating and non-core assets. We believe additional non-operating and non-core assets can be sold at attractive prices in the short to medium-term. Going forward, we intend to continue to maximize our cash flow through a disciplined capital expenditure program focused on return on invested capital in which annual expenditures remain below depreciation levels and through further asset disposals.

        Pursue Continuous Operating Improvements.    We intend to continue focusing on operating improvements, including leveraging our technical design and production tools, which we believe will reduce costs and improve the value we provide to our customers. In connection with the JSG Acquisition, we implemented a program designed to improve profits across JSG by reducing costs in areas such as raw materials, services, transportation and spare parts through the sharing of information, increased coordination and exchange of best practices within JSG. For example, we have introduced initiatives in the area of purchasing and supply chain management. We undertake focused reviews of fixed and variable costs, and we intend to maintain our well-positioned manufacturing base through benchmarking, improving asset utilization and realizing centralization savings.

        Optimize Business Portfolio.    Management continues to review its portfolio of businesses on an ongoing basis to identify opportunities to realize value by exiting businesses that are both not critical for JSG from a strategic perspective and are capable of being sold to third parties at attractive prices. Accordingly, we have agreed to the sale of the specialty paper and tissue operations of Munksjö, our Swedish subsidiary, while retaining its containerboard and corrugated container operations. In addition, we believe we have historically been able to acquire strategic assets at well below their replacement cost, and we consider acquisitions a more capital-efficient and responsible method of expanding our operations. For example, we acquired substantially all of the European assets of SSCC in exchange for JSG's 50% interest in Smurfit MBI of Canada and approximately €185 million in cash on March 31, 2003. We plan to continue to pursue selected acquisitions if opportunities arise that meet both our stringent return on capital requirements and our business objectives of increasing integration and otherwise strengthening our competitive position, particularly in Europe.

Operations

        Our main focus is on the production of containerboard and its conversion into corrugated containers. We also produce boxboard, sack kraft paper, graphicboard and non-packaging grades of paper, as well as converted products such as folding cartons and paper sacks.

        Containerboard, boxboard, sack kraft paper and graphicboard are all forms of paperboard. Containerboard is a form of paperboard used primarily for the production of corrugated materials. Boxboard is used for the production of folding cartons. Sack kraft paper is used for the production of durable paper sacks. Graphicboard is used for the production of, among other things, book covers.

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

        Our operations are currently managed on the basis of two regions: Europe and Latin America. After the sale of the majority of our U.S subsidiaries and the completion of the SSCC Asset Swap, we no longer conduct significant operations in the United States and Canada.

        The table below shows a regional breakdown of our production volumes in 2004.

Product	Europe(1)	Latin America(2)	Total JSG
	(metric tons in thousands)
Raw Materials:
Recycling	1,688	398	2,110
Market Pulp	175	—	175

Total raw materials	1,863	398	2,285

Mill:
Containerboard	2,945	652	3,597
Sack kraft	124	38	162
Boxboard	74	173	247
Graphicboard	216	—	216
Other paperboard	—	40	40

Total containerboard and other paperboard	3,359	903	4,262
Other non-packaging paper(3)	388	85	473

Total mill	3,747	988	4,735

Conversion:
Corrugated containers	2,594	688	3,282
Paper sacks	103	39	142
Folding cartons	35	41	76
Other	97	—	97

Total conversion	2,829	768	3,597

(1)
Austria, Belgium, Denmark, France, Germany, Ireland, Italy, The Netherlands, Norway, Poland, Portugal, Spain, Sweden and the United Kingdom.

(2)
Argentina, Chile, Colombia, the Dominican Republic, Mexico, Venezuela and Puerto Rico.

(3)
Other grades of non-packaging papers include printing and writing paper, tissue, décor base and other specialty papers.

Europe

        Within Europe, our largest region, we have two segments, packaging and specialties. Our European packaging segment is comprised principally of our containerboard mills and corrugated container plants. These operations are highly integrated, with the production of our mills exceeding the volume of the containerboard being converted into corrugated containers in our plants. There is also a degree of third-party sales of containerboard for reasons of both product mix and logistics. Our specialties segment, prior to the Munksjö Specialties Disposal, was principally comprised of décor base paper, other specialty papers and graphicboard production. This segment also includes some non-paper/packaging businesses such as our Bag in Box and Print businesses.

Packaging

        Paperboard.    The principal paperboard product in our packaging segment is containerboard. However, our mills produce other grades of paperboard for use in packaging products, such as sack kraft paper for use in the production of durable paper sacks, and boxboard, used in the production of folding cartons.

        The main market for containerboard is the corrugated containers market. Pricing for containerboard is principally driven by the price of its inputs, particularly OCC, the demand conditions for the product and the supply conditions in the industry. The demand for corrugated containers is ultimately a function of the rate of industrial growth. There have been significant additions to capacity in Europe in recent years as well as a number of announcements of new capacity additions in the coming years. In 2003 and 2004, there were also some announcements of the closure of high cost capacity, amounting to an aggregate of 700,000 metric tons. In 2003, a combination of the increased supply and the relatively poor economic conditions across Europe caused the pricing of recycled containerboard to be lower than in 2002. In 2004, with slightly improved demand and no significant increase in supply, prices were more stable and on average were slightly higher than in 2003. The same relative economic weakness, along with the growing strength of the euro against the U.S. dollar, caused pricing in kraftliner in Europe to be lower in 2003 than in 2002. Although kraft prices increased towards the end of 2004 on average they were lower in 2004 than in 2003.

        OCC is the principal raw material for our paperboard mills. While we have our own reclamation operations in Ireland, the United Kingdom and Germany, we source most of our OCC requirements on the open market. In addition to our recycled paperboard mills, we have three mills in Europe for which wood pulp is the primary raw material. These are our two kraftliner mills, Facture in France and Nettingsdorfer in Austria, and our Spanish sack kraft mill, Smurfit Nervion. While Nettingsdorfer purchases its wood fiber requirements on the open market, we co-operate with landowners to develop forest resources, primarily in the Aquitaine region of France, which facilitates the supply of wood fiber to Facture. We own a wood procurement business in Spain, which facilitates the supply of wood to our Nervion mill.

        Paper-based packaging products.    The raw material for our paper-based packaging products is paperboard, primarily containerboard. Our conversion plants convert paperboard into corrugated containers and paper-based packaging products. The predominant product of our packaging segment is corrugated containers.

        Corrugated containers are sold to a broad range of manufacturers of consumable goods and are used to ship a range of diverse consumer products, such as food and beverages, agricultural produce, household goods and electrical appliances. Corrugated products are also used for many other applications. We provide innovative packaging solutions with an emphasis on the value-added aspects of our corrugated containers in terms of design and presentation, including the use of multicolor graphics. Some of our value-added products and services include point-of-sale displays, "white top," a grade of kraftliner on which graphics can be printed, and Innobook, a comprehensive product database which gives our customers the ability to customize their corrugated containers.

        Our corrugated container plants are widely spread across the various regional and international markets that we serve. In Europe, our largest regional market, we are one of the largest integrated producers of corrugated containers, with an estimated aggregate market share in excess of 15% in 2004 of the European markets in which we have operations. We believe that we are the market leader in France, Ireland and Italy and one of the leading two or three producers in Germany, the United Kingdom, Spain, The Netherlands, Belgium, Denmark and Sweden.

        In 2003, the demand for corrugated containers was relatively weak as industrial growth in Europe was limited, and indeed negative in the case of certain countries. With little demand growth and reducing raw material prices, there was no upward pressure in pricing for corrugated containers in 2003. This situation continued into 2004, where estimated market growth was around 2.3%. However, increased competition and a lack of a cost "push" from paper pricing helped cause a decrease in corrugated pricing of approximately 2.5%.

Specialties

        Our European specialties segment included our principal graphicboard mills together with our paper sack, bag-in-box and folding carton operations and, following the acquisition of Munksjö in

March 2002, décor base, tissue and other specialty non-packaging papers. In 2004, Munksjö produced over 280,000 metric tons of these specialty non-packaging papers. In December 2004, we entered into agreements to sell the specialty paper and tissue operations of Munksjö, leaving primarily our paper sack, bag-in-box and folding carton operations. The sale of our Munksjö specialties business was completed on March 1, 2005 while the sale of our Munksjö tissue business is subject to customary closing conditions.

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

Latin America

        In Latin America, we believe we are the largest producer of corrugated containers and the second largest producer of containerboard. Our Latin American operations are located principally in Mexico, Colombia, Venezuela and Argentina, with smaller operations in the Dominican Republic, Puerto Rico and Chile.

        Our Latin American operations are highly integrated, from the reclamation of wastepaper and the production of wood pulp to conversion into paper-based packaging products of a substantial portion of the paperboard produced by our mills. Our reclamation operations, located in Venezuela, Puerto Rico, Colombia, Mexico and Argentina, processed approximately 326,000 metric tons of OCC in 2004. The OCC we recover in Venezuela and Puerto Rico is consumed entirely by our mills in Venezuela, largely satisfying their recycled fiber requirements. Likewise, the OCC we collect in Colombia is consumed entirely by our mills in Colombia, largely satisfying Colombia's recycled fiber requirements. Our paperboard mills in Mexico purchase the major part of their recycled fiber requirements from third parties.

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

United States and Canada

        After the completion of the SSCC Asset Swap in March 2003, we no longer have significant operations in the United States or Canada. As part of the SSCC Asset Swap, we transferred our 50% ownership interest in Smurfit MBI Canada, our principal subsidiary operation in Canada, in exchange for some of SSCC's European assets. Our principal subsidiary operation in the United States on an historical basis was our 150,000 metric tons per year capacity recycled newsprint mill in Pomona, California. This newsprint business is no longer part of our business as it was transferred to the newcos in the third quarter of 2002. We sold our U.S. printing and election systems businesses in early 2002. Our remaining asset in the United States is a décor base paper mill in Fitchburg, Massachusetts, which is reported under our European Specialties segment and is part of the Munksjö Specialties Disposal.

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

        The marketing strategy for our mills is to profitably match the sale of paper and paperboard to the demand requirements of both internal and external converters located within an economically reasonable shipping distance from each mill. The strategy in the corrugated container and other converting plants focuses on both customized products tailored to fit customers' needs and high volume sales of commodity products. Most sales of converted products are made on the basis of spot sales or short-term orders for specified volumes at market rates. These orders are priced based on a number of factors such as currency, volume, weight and geographic area. We seek to maintain a broad customer base for each of our markets rather than concentrate on only a few accounts for each plant.

        No single customer accounts for more than 5% of our global sales.

Patents, Licenses and Research and Development

        Proprietary products do not generally characterize the paper and packaging industry and although we hold or are licensed to use certain patents, the successful continuation of any important part of our business is not dependent upon such patents.

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

Competition

        The markets in which we operate are international, highly competitive and consist of many participants. While containerboard and many other paperboard and paper grades are marketed and sold internationally, the paper-based packaging industry tends to be more regionally or locally based. Many of the largest producers have multinational operations, but there are also many smaller regional and local operators. Some producers have fully integrated operations from forestry and waste fiber through to paperboard production and on to paper-based packaging while others focus more narrowly on certain intermediate or end products or in certain markets.

        Although no single company is dominant, we do face significant competition in each of our businesses and the geographic markets in which we operate. Our competitors include other large vertically integrated companies as well as numerous smaller companies. The European and Latin

American containerboard markets are more fragmented than the U.S. and Canadian markets. Our principal competitors in the geographic regions in which we operate are listed in the table below:

Europe	Latin America
DS Smith plc	Cartonajes Estrella, S.A. de C.V.
Kappa Packaging B.V.	Corporacion Durango, S.A. de C.V.
Mondi Packaging Europe	Empresas CMPC, S.A.
Sociedad Anonima Industrias Celulosa Aragonesa (SAICA)	Klabin S.A.
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

Compliance with Environmental Regulatory Requirements

        The most significant impact from environmental, health and safety regulatory requirements on our operations relates to our mills, which constitute 45 of our 308 facilities. Our manufacturing processes result in discharges to water and emissions to air, and they can produce elevated noise levels. At the same time, most of our mills are recycle mills, and therefore do not handle black liquor (a by-product of certain wood pulping operations) or employ chlorine bleaching, which in each case can create additional environmental challenges. Nonetheless, we are affected by increasingly stringent environmental regulations in the countries where we operate.

        Our mill in Nervion, Spain has an internal landfill which was used between 1975 and 1985 to store waste calcium carbonate prior to its application as a neutralizing agent to farming and forest lands. In 1985, the provincial government required us to cease the land application, and we stopped using the landfill for storage and began disposing of the material offsite. In 1998, in response to complaints from the local municipality, we conducted a hydrogeological study to assess the potential impacts of the landfill on the Ibaizabal River. The study concluded that the material has not adversely affected the river, but it can affect the pH of storm water runoff. We installed a collecting drain around the material to collect and treat storm water. We are currently under no regulatory obligation to take further action. If we elect to remove the material at some future time or if a regulatory obligation to remove the material is imposed in the future, the cost would be approximately €5 million, which would be incurred over a period of five to ten years.

        Our mills in Europe are subject to the European Union's Integrated Pollution Prevention and Control, or "IPPC," program. The IPPC program requires member countries to ensure that industries employ Best Available Technologies, or "BAT," for all environmental aspects of their operations, including wastewater discharges, air emissions, noise, energy use and environmental management. Most of our European mills are required to obtain permits imposing BAT by 2007. While we have obtained IPPC permits for many of our mills that require them, we remain in the process of obtaining such permits for other mills. Overall, we have incurred approximately €7 million in capital expenditures for environmental controls at our facilities worldwide in fiscal year 2003 and approximately €8 million in fiscal year 2004. We anticipate that our annual environmental capital expenditures will continue at about this level through 2007.

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

        Our European mills are also subject to requirements stemming from the Kyoto Protocol, by which the European Union agreed to reduce emissions of "greenhouse gasses" by 8%, as compared with 1990 emission levels, over the first commitment period (2008-2012). Participating countries must have made "demonstrable progress" in achieving this reduction commitment in the period 2005-2007. The European pulp and paper industry has announced its concern that the Kyoto Protocol may adversely impact the competitiveness of the industry and has called on the European Union to consider industry-wide impacts as it decides how to implement the Kyoto Protocol. The European Union has committed itself to the Kyoto Protocol and has begun regulatory actions necessary to achieve compliance with the Kyoto Protocol's emission reduction commitment. The impact of the Kyoto Protocol on us depends upon several factors, including: (1) how efficiently we use energy, as compared with our competitors; (2) how well the emissions trading regime will assist us in complying with the Kyoto Protocol; and (3) the extent to which we will be able to earn emissions credits for our forestry holdings as greenhouse gas "sinks."

        On January 1, 2005 the Emissions Trading Scheme, or "ETS," came into force. As part of this regime, each member state of the EU had to adopt a National Allocation Plan under which the main operators of thermal based energy plants were allocated permits to release specified amounts of carbon dioxide and other gases without charge. Operators will have to purchase ETS credits if their carbon dioxide output exceeds the free or permitted volume. Our European plants have been allocated sufficient allowances to avoid the need to purchase ETS credits for the 2005 to 2008 first stage. With the recent decision by Russia to ratify the Kyoto Protocol, the Kyoto Protocol came into force on February 16, 2005. In anticipation of such approval, the EU had determined to adopt the Kyoto Protocol into European law and had agreed how the overall 8% reduction would be borne by the member states.

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

        In November 2001, black liquor was released from our mill in Nervion, Spain to the local municipal waste water treatment plant in Iurreta, Spain. As a result of the waste water treatment plant being unable to handle this additional load, the contamination reached the Ibaizabal River and caused a fish kill. An ecological group filed a complaint for an ecological crime. This resulted in preliminary assessments, which took place during December 2001 and February 2002. A number of people, including the mill manager, have provided evidence. Two of our employees and a third person have been accused. In October 2004, the court agreed to provisionally stay the proceedings and consequently the three accused individuals were automatically released from the case. A report is expected to be issued regarding the provisional shelving of the case dictated by the criminal court. As of today's date there is no evidence that this report has been issued by the Public Prosecutor.

        Our Facture, France mill is the subject of litigation arising from ruptures of sewer pipe seals that resulted in contamination in 1997 and 1987. Remedial repairs have been estimated at €6.4 million, which will be shared between several companies. We do not expect our share of the repairs to be material.

        In November 2002, we were notified by the Spanish Environmental Enforcement Agency, Seprona, that they had become aware of an accumulation of rain water mixed with manufacturing waste and that such concentration posed a potential environmental hazard at our Sanguesa Plant. The rain water was removed and new procedures were put in place to prevent any recurrence. Management is currently in discussions with the local municipality regarding ongoing environmental compliance. Three of our managers have been imputed by the court for an offence against natural resources and the environment and we intend to fully defend these proceedings.

        As part of our application for an IPPC permit for our mill in Townsend Hook, U.K., we conducted an environmental investigation in 2001. The investigation detected contamination in portions of the property. We submitted the results of the investigation to the governmental authorities in June 2002. In 2003, we received our IPPC permit for this mill and submitted a site closure plan for part of the site. No action has been required by the authorities since the issuance of the IPPC permit in 2003. The dismantling of an old building was approved and has been completed with no adverse consequences.

Raw Materials

        OCC is the principal raw material used in our production of paperboard and is the essential component of testliner, one of the two types of containerboard we produce. Wood is the principal component used in the manufacture of kraftliner, the second type of containerboard we make. We source most of our OCC supply on the open market; however, at December 31, 2004, we had

40 reclamation plants located in Europe and Latin America, the primary focus of which is sourcing fiber for our mills.

        In Europe, we generally procure virgin fiber through long-term relationships with third parties. However, we also source a significant proportion of our virgin fiber needs from our forestry operations which are located principally in Latin America. In Colombia and Venezuela, we own over 230,000 acres (95,000 hectares) and manage a further 10,000 acres (4,100 hectares). These plantations provide our local mills with a significant portion of their total virgin fiber needs. Our two European kraftliner mills, Facture in France and Nettingsdorfer in Austria, as well as our Spanish sack kraft mill, Smurfit Nervion, use primarily virgin fiber in their production of paperboard.

        Increases in the price of wastepaper and virgin fiber as raw materials could result from a variety of factors. The prices we pay for these raw materials tend to be cyclical, subject to significant volatility, and vary on a regional basis.

        The price of OCC in Europe has peaked dramatically twice in recent years—in June 2002 and in April 2003. In each case, a relatively low level of supply was matched with a relatively high level of demand, principally caused by increased demand from Asia. In the first case, the free-on-board price rose to over €150 per metric ton. Within a period of three months, supply and demand conditions levelled to return the price to around €100 per metric ton. In the second case, the spike was even more rapid with waste prices falling back to previous levels almost immediately. During 2004, the price per metric ton remained relatively stable.

        We believe that our available sources of virgin fiber and OCC (including from our own reclamation activities) will be adequate to supply our raw material needs for the foreseeable future.

        The table below provides information on European OCC pricing per metric ton during and at the end of each year in the three year period from 2002 to 2004:

Free-on-Board OCC Price per Metric Ton

	As of and for the Year Ended December 31,
	2002	2003	2004
	(euro)
Price at the end of the period	119	106	97
Average price during period	124	114	102
Highest price during period	156	135	107
Lowest price during period	100	103	97

Segmental Information

        We have identified reportable segments primarily on a geographic basis. In Europe, we have two reportable product segments: Packaging and Specialities. The operations in the Packaging segment are highly integrated and include a system of mills and conversion plants producing containerboard and corrugated containers. The primary products of the Specialities segment include specialty papers, graphicboard and paper sacks. The tables below set out the total sales, including internal sales, net sales and income (before taxes and equity minority interests), generated by our operations in each region in the last three years.

Segmental Analysis of Total Sales

Subsidiaries	2004	2003	2002
	(€ million)	(€ million)	(€ million)
Packaging	4,314	4,030	3,376
Specialities	1,081	1,048	918

Europe	5,395	5,078	4,294
United States and Canada	—	104	556
Latin America	1,090	1,067	1,180

Total Subsidiaries	€6,485	€6,249	€6,030

Segmental Analysis of Net Sales

Subsidiaries	2004	2003	2002
	(€ million)	(€ million)	(€ million)
Packaging	3,094	2,969	2,536
Specialities	1,008	992	868

Europe	4,102	3,961	3,404
United States and Canada	—	104	557
Latin America	703	681	749

Total Subsidiaries	€4,805	€4,746	€4,710

Associates	2004	2003	2002
	(€ million)	(€ million)	(€ million)
Associates' net sales	€212	€209	€6,382

Share of associates' net sales	€81	€80	€1,911

Segmental Analysis of Income (before taxes and equity minority interests)

Subsidiaries	2004	2003	2002
	(€ million)	(€ million)	(€ million)
Packaging	155	214	220
Specialities	97	88	60
Associates	10	9	24

Europe	262	311	304

Packaging	—	8	35
Associates	—	—	92

United States and Canada	—	8	127

Packaging	116	86	80
Associates	3	1	5

Latin America	119	87	85

Asia (Associates)	—	2	4

Unallocated centre costs	(25)	(22)	(39)

Income before goodwill amortization, interest and exceptional items	356	386	481
Goodwill amortization	(38)	(45)	(16)
Group net interest	(291)	(298)	(143)
Share of associates' net interest	(1)	(2)	(75)

Income before exceptional items	26	41	247
Reorganization and restructuring costs	(39)	(35)	(24)
Impairment of property, plant and equipment	—	—	—
Income on the sale of operations	22	6	20
Share of associates' exceptional costs	—	—	(7)

	€9	€12	€236

Organizational Structure

        Each of JSG Packaging, JSG Holdings, JSL, JSG Funding, JSG Acquisitions and JSG are holding companies with no operations of their own. A listing of JSG's principal subsidiaries is set out below.

Subsidiaries	Principal Activities	Country of Incorporation	Holding %
Carton de Colombia, S.A. Apartado Aereo 219, Cali, Colombia	Manufacture of paperboard and packaging products	Colombia	70
Carton de Venezuela, S.A. Apartado Aereo 609, Caracas, Venezuela	Manufacture of paperboard and packaging products	Venezuela	88
Grupo Smurfit Mexico, S.A. de C.V. Jaime Balmes, No. 11 Torre D. 7 Piso, Col. Los Morales Polanco 11510, Mexico D.F., Mexico	Manufacture of paperboard and packaging products	Mexico	100
Nettingsdorfer Papierfabrik AG & Co KG A-4054 Nettingsdorf-Fabrik, Austria	Manufacture of containerboard and holding company for Austrian operations which manufacture corrugated board	Austria	100
Smurfit, S.A. Paque Saenz Pena 308—8th Floor, Buenos Aires, Argentina	Manufacture of paperboard and packaging products	Argentina	100
Smurfit Capital Funding Limited Beech Hill, Clonskeagh, Dublin 4, Ireland	Finance company	Ireland	100
Smurfit Deutschland GmbH & Co KG Tilsiter Strasse 144, 22047 Hamburg, Germany	Holding company for German operations which manufacture paperboard and packaging products	Germany	100
Smurfit International B.V. Fred Roeskestraat 123, 1076 EE Amsterdam, The Netherlands	Principal international holding company	The Netherlands	100
Smurfit International France S.A. 2 rue Goethe, 75116 Paris, France	Holding company for French operations whose activities are the manufacture of paperboard and packaging products	France	100
Smurfit Investments UK Limited Darlington Road, West Auckland, Bishop Auckland, Co. Durham DL14 9PE, United Kingdom	Holding company for UK operations whose principal activities are the manufacture of paperboard and packaging products	United Kingdom	100

Smurfit Ireland Limited Beech Hill, Clonskeagh, Dublin 4, Ireland	Manufacture of paperboard and packaging products and printing	Ireland	100
Smurfit Munksjö AB(1) Box 624, SE-551 18 Jönköping, Sweden	Holding company for operations in Sweden and other countries which manufacture specialty papers and packaging products	Sweden	100
Smurfit Nervion, S.A. B Arriandi s/n, 48215 lurreta, Vizcaya, Spain	Manufacture of sack paper and holding company for Spanish, Portuguese and sack converting operations whose principal activities are the manufacture of paperboard, packaging and paper sack products	Spain	99
Smurfit SISA, S.p.A Strada Serravalle 30, 15067 Novi Ligure (AL), Italy	Manufacture of paperboard and packaging products	Italy	90

(1)
Sold subsequent to the year end.

Property, Plant and Equipment

        Our manufacturing facilities are mainly spread across Europe and Latin America. Our paper and paperboard mills are our main assets. We believe that our facilities are suitable and adequate for our business purposes for the foreseeable future. At December 31, 2004, the net book value of our tangible fixed assets amounted to €2,335 million, of which €50 million related to capitalized leased assets.

        The table below provides a regional summary of our facilities at December 31, 2004.

Facilities	Europe	Latin America	USA & Canada	Total JSG
Reclamation	14	26	—	40
Mills	33	11	1	45
Corrugated containers	133	28	—	161
Folding cartons	3	3	—	6
Paper sacks	13	4	—	17
Other conversion	12	1	—	13
Other	23	2	1	26

Total facilities	231	75	2	308

        Upon completion of the Munksjö Specialties Disposal in 2005 the number of mills will decline by nine, the number of other conversion plants will decline by two and the number of other plants will decline by one.

Item 5.    Operating and Financial Review and Prospects

        The following discussion and analysis is based on our consolidated financial statements, which are prepared in accordance with Irish GAAP. Our accounting policies are discussed in the notes to the consolidated financial statements. Irish GAAP differs in certain significant respects from U.S. GAAP. A description of the principal differences as they apply to JSG and reconciliations of net income/(loss) for 2004, 2003 and 2002 and shareholders' equity at December 31, 2004 and 2003 are set forth in note 37 to the audited consolidated financial statements.

        Our financial statements for periods after the JSG Acquisition and the SSCC Asset Swap vary in important respects from the consolidated historical financial statements of JSG. In particular, as a result of the acquisition, there is a significant increase in interest expense and a significant increase in amortization of intangible assets. For more information, see "—General—Comparability of Periods." Similarly, there is no longer any contribution from our interest in SSCC, and we no longer conduct significant operations in the United States and Canada after the transfer of our 50% ownership interest in Smurfit MBI of Canada for substantially all of SSCC's European operations.

        Certain information in the review set forth below and elsewhere in this annual report includes forward-looking statements that involve risks and uncertainties. See "Disclosure Regarding Forward-Looking Statements" and "Risk Factors" for a discussion of important factors that could cause actual results to differ materially from the results described in the forward-looking statements.

General

        We are the largest European-based integrated manufacturer of containerboard, corrugated containers and other paper-based packaging products. JSG, which was incorporated in Ireland in 1934 as the owner of a single converting plant, has grown to its current position with thousands of customers and operations in over 20 countries. For the year ended December 31, 2004, we generated net sales, pre-exceptional EBITDA and a net loss of €4,805 million, €606 million and €34 million, respectively.

        We have historically organized and managed our operations on the basis of three regions: Europe, Latin America and the United States and Canada.

  •
  Europe.    Our European operations are spread across the major economies of Western Europe. Within Europe, our operations are divided into two segments: packaging and specialties. Our packaging segment consists principally of our containerboard and corrugated container operations, and our specialties segment consists primarily of our graphicboard and paper sack operations. In late 2004, we agreed to sell the specialty paper and tissue operations of Munksjö. Munksjö was an associate until March 28, 2002 when we acquired substantially all of the outstanding shares that we did not already own, achieving full ownership later that year. We completed the sale of the specialty paper operations in March, 2005, while the disposal of the tissue operations is currently subject to customary closing conditions. Until the end of 2004, the décor base paper and other specialty papers produced by Munksjö formed part of our specialities segment. The acquisition of Munksjö extended the geographic spread of our packaging operations, primarily within Scandinavia. We are retaining the packaging operations of Munksjö. Through the SSCC Asset Swap, we further expanded our European presence by acquiring three paper mills, 21 corrugated container plants, one contract packaging plant and five reclamation plants. The primary products from these facilities include containerboard, corrugated containers and coated recycled boxboard.

  •
  Latin America.    Our Latin American operations are located principally in Mexico, Colombia, Venezuela and Argentina. Since our initial investments in the late 1980s, Latin America has contributed significantly to our earnings and cash flow. While our largest businesses are in

    Mexico and Colombia, the profitability of our Venezuelan operations has been positively enhanced during 2004 by the fact that the economy and currency remain relatively protected.

  •
  United States and Canada.    Historically, our principal investment in the United States and Canada was our 29.3% interest in SSCC. As a result of the spin-off, we no longer hold any interest in SSCC. In addition, with the exception of Munksjö's décor base paper mill, which was reported within our European specialties segment until the end of 2004, we sold substantially all of our remaining U.S. and Canadian businesses through the SSCC Asset Swap. Accordingly, when you review our historical results, you should note that discussions of the United States and Canada reflect businesses that we do not currently own or operate.

        The table below sets forth our actual net sales generated by our subsidiary operations in each region in the last three years:

	Years Ended December 31,
Region:
	2004	2003	2002
	€000	€000	€000
Europe:
Packaging	3,094,045	2,968,784	2,536,018
Specialities	1,008,477	991,874	868,149

Total Europe	4,102,522	3,960,658	3,404,167
Latin America	702,560	681,302	749,063
United States and Canada	—	104,355	556,425

Total	€4,805,082	€4,746,315	€4,709,655

        Our European and Latin American operations accounted for approximately 85% and 15% respectively of our net sales for the year ended December 31, 2004. We no longer conduct significant operations in the United States and Canada.

        We conduct our business primarily through wholly owned subsidiaries. Within JSG's operations, however, there are several subsidiaries in which JSG's ownership is less than 100% and in respect of which minority interests exist. For example, we own approximately 70% and 88% of the outstanding equity interests of our Colombian and Venezuelan subsidiaries, respectively.

        In addition to the activities of our subsidiaries, we conduct our operations through a number of associated companies in which we hold minority interests. We account for these associated companies under the equity method of accounting. Accordingly, we include in our operating results our proportionate share (based on our ownership percentage) of the net earnings or losses of such associates. Before the spin-off, our principal associated company was SSCC.

Overview

        We generate sales principally through the production of paperboard and the conversion of paperboard into paper-based packaging products. Our paper mills sell containerboard and other grades of paperboard primarily to JSG-owned converting operations. We also sell containerboard and other grades of paperboard to third parties.

        Key factors that impact our operating results are:

  •
  changes in demand;

  •
  changes in industry capacity;

  •
  recovery of paperboard price increases from our packaging customers;

  •
  the cost of recycled wastepaper; and

  •
  certain currency exchange rate movements.

        Demand for our products is generally driven by the level of economic growth and activity. Increased levels of economic growth and activity typically result in higher per capita use of packaging materials, both with respect to transportation of goods and consumer presentation. Because the markets for containerboard and packaging products in developed economies are generally mature, historically there has been a close correlation between general economic growth and demand for packaging products such as corrugated containers and, therefore, for their component materials such as containerboard. In contrast, less-developed economies, including those in Latin America, generally have a lower rate of per capita consumption of packaging materials and containerboard. Thus, we believe they offer greater opportunity for growth.

        Demand for containerboard and packaging products is affected to a lesser degree by changes in their market prices. Significant increases in the price of containerboard and corrugated containers have, on some occasions, resulted in decreased demand as customers elect to purchase substitute products, such as returnable plastic containers, wood crates or shrink-wrap.

        Historically, prices for containerboard and packaging products have tended to be cyclical. This cyclicality has resulted from significant imbalances in supply and demand for paper. On the one hand, paper production capacity cannot be readily adapted to reflect changing market conditions due to the capital intensity of paper production facilities and the long lead time between the planning and completion of a new paper mill. On the other hand, significant containerboard and corrugated container price cuts and inventory growth have resulted when capacity has exceeded demand. Many leading paper manufacturers have continued to react to reduced demand by taking downtime and by rationalizing high cost or inefficient capacity. This has resulted in a reduced level of capacity expansion with production decisions increasingly being based more on current rather than projected demand.

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

        Our overall profitability is also affected not only by supply and demand for raw materials and our finished products, but also by the length of time it takes us to translate price increases in raw materials to prices we charge for third-party sales of containerboard and paper-based packaging products. To the extent our containerboard is sold internally, our profitability will only be affected by the ability to recover any price increases from third-party sales of paper-based packaging products. Price increases at the corrugated level tend to lag containerboard price movements, sometimes by months. As a result, during periods of rising containerboard prices, our profitability is generally adversely affected. Conversely, during periods of declining containerboard prices, our profitability is generally positively affected.

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

        Given the wide geographic spread of our operations, we are exposed to currency rate fluctuations. Since the introduction of the euro on January 1, 1999, our exposure to fluctuations in exchange rates within the European Union has been reduced. However, the United Kingdom, Sweden, Norway, Denmark and Poland have not adopted the euro as their national currency. The results of our operations in Latin America and the United States are denominated in U.S. dollars, meaning that fluctuations in the value of the U.S. dollar may have a significant effect on our operations and on our reported results in euro. A weaker U.S. dollar decreases and, conversely, a stronger U.S. dollar increases, the euro figures we report in our financial statements with respect to our Latin American and U.S. operations. As a result, comparability of performance between financial periods can be significantly affected by fluctuations in the value of the U.S. dollar against the euro. In addition, the relative strength or weakness of the U.S. dollar is important for the European industry because U.S. containerboard prices tend to influence the world market. Movements in the U.S. dollar exchange rate may also have an effect on trading since a strong U.S. dollar tends to make U.S. exports less competitive. Conversely, a weak U.S. dollar over a sustained period has, to some degree, resulted in lower sales into the United States by European manufacturers who ship products in corrugated containers resulting in lower European demand for our containers. A weak U.S. dollar has, to some degree, also resulted in additional competition in the European market from U.S. manufacturers that have an incentive to sell more products in Europe due to increased European demand for the relatively lower priced U.S. goods over higher priced European goods. Therefore, the sustained strength of the euro relative to the U.S. dollar could adversely affect our operating results and financial condition.

Comparability of Periods

        Our financial statements after the completion of the JSG Acquisition and the SSCC Asset Swap vary in important respects from JSG's historical consolidated financial statements. The JSG Acquisition was accounted for using the purchase method of accounting. As a result, the aggregate purchase price for JSG's equity (including transaction expenses) of approximately €2,500 million was allocated to the tangible and intangible assets acquired and liabilities assumed based upon their respective fair values as of the date of the acquisition. The allocation of the purchase price to the assets acquired in the acquisition resulted in a significant increase in our amortization and depreciation expense. In addition, due to the effects of the increased borrowing to finance the acquisition, our interest expense increased significantly in the periods following the acquisition. As a result of the spin-off, our operating results no longer include a share of the operating results of SSCC. In addition, our future operating results will reflect the completion of the SSCC Asset Swap, the sale of Munksjö's specialty paper operations and, if completed, the sale of Munksjö's tissue operations. Period to period comparisons are also affected by the acquisition of Munksjö in March 2002, the SSCC Asset Swap and fluctuations in foreign currency exchange rates.

Results of Operations

        JSG Funding and certain of its affiliates were established solely for the purpose of effecting the JSG Acquisition. Because of the revaluation of certain assets and liabilities acquired as part of the JSG Acquisition and the related impact on cost of sales and expenses, the financial statements of JSG for periods prior to September 3, 2002 are not comparable to those of JSG Funding subsequent to that date. The following table sets forth each category of our consolidated statement of operations data, expressed as a percentage of net sales for:

  •
  JSG Funding for the years ended December 31, 2004 and 2003; and

  •
  JSG and JSG Funding on a combined basis for the year ended December 31, 2002:

	Successor	Successor	Combined(a)
	Years Ended December 31,
	2004	2003	2002
Consolidated Statement of Operations Data
Net sales	100.0%	100.0%	100.0%
Cost of sales	72.3%	72.1%	72.6%

Gross profit	27.7%	27.9%	27.4%
Net operating expenses	21.0%	20.7%	20.0%
Reorganization and restructuring costs	0.8%	0.7%	0.5%

Operating income subsidiaries	5.9%	6.5%	6.9%
Share of associates' operating income	0.2%	0.3%	2.6%
Share of associates' restructuring costs	—	—	0.2%

Total operating income	6.1%	6.8%	9.4%
Profit on sales of operations subsidiaries	0.5%	0.1%	0.4%
Net interest	6.1%	6.3%	3.0%
Share of associates' net interest	—	—	1.6%
Other financial expense	0.3%	0.3%	0.2%

Income before taxes and equity minority interests	0.2%	0.3%	5.0%
Taxes on income	0.6%	1.3%	2.3%

(Loss)/income before equity minority interests	(0.4)%	(1.0)%	2.7%
Equity minority interests	0.3%	0.4%	0.6%

Net (loss)/income available to ordinary shareholders	(0.7)%	(1.4)%	2.1%

(a)
For comparison purposes, the financial results of JSG and its subsidiaries for the period prior to its acquisition on September 3, 2002 have been combined with those of JSG Funding for periods following such acquisition. See note 1 of the Notes to the Financial Statements for more information regarding the basis of presentation of this financial information.

Comparison of Year Ended December 31, 2004 and Year Ended December 31, 2003

        Net Sales.    Net sales from continuing operations for the year ended December 31, 2004 were €4,294 million compared to €4,159 million in 2003. Including the discontinued sales of Munksjö's specialty paper and tissue businesses and, in 2003, the sales of Smurfit MBI, total net sales for 2004 were €4,805 million compared to €4,746 million in 2003, an increase of €59 million. Allowing for the impact of net acquisitions and currency, however, the increase was €82 million or 1.7%. While net acquisitions, primarily the SSCC Asset Swap and Papelera Navarra, increased sales by €47 million, this increase was partially offset by currency movements of €70 million as a result of the relatively stronger euro in 2004. In 2004, the euro appreciated by approximately 12% from an average of approximately U.S. $1.12 in 2003 to U.S. $1.24 in 2004.

        Excluding the impact of net acquisitions, overall volumes in our European operations were higher in 2004 than in 2003. Kraftliner volumes were 6% higher in 2004 than in 2003 while recycled containerboard volumes were 3% higher. In overall terms, corrugated volumes were 1% higher than in 2003 although market conditions varied from country to country.

        In terms of net sales, however, the benefit of higher volumes in Europe was partially offset by the impact of weaker selling prices for corrugated containers and kraftliner. Recycled containerboard prices were broadly unchanged year-on-year. Overall, our Latin America operations benefited from a combination of higher volumes and, to a lesser extent, higher average prices for containerboard and corrugated containers.

        Net sales from our European operations increased to €4,103 million in 2004 from €3,961 million in 2003, representing an increase of approximately 4%. This increase arose principally as a result of the inclusion of the sales of the former European operations of SSCC and of Papelera Navarra for the full twelve months compared to only nine months and seven months respectively in 2003. In total, acquisitions added approximately €184 million to net sales with an offset of €34 million from the absence in 2004 of operations such as the Lestrem mill and the Noveant sack plant.

        Excluding both the former European operations of SSCC and of Papelera Navarra, net sales from our remaining packaging operations would have been lower in 2004 than in 2003 with the negative impact of lower average prices more than offsetting the benefit of higher containerboard and corrugated container volumes. While recycled containerboard prices were marginally higher in 2004, reflecting the recovery in the fourth quarter, average prices for kraftliner were 5% lower than in 2003, a decrease of approximately €20 per metric ton. Although the corrugated operations benefited from the weakness of containerboard pricing and from slightly higher volumes, box prices across Europe were lower than in 2003. Despite the absence of the Lestrem mill in 2004 and the presence of the Noveant sack plant for only part of the year, net sales from Specialties operations were higher in 2004 reflecting mainly an improved performance in Munksjö's décor base paper and pulp operations and in bag-in-box operations.

        Net sales from our Latin American operations increased to €703 million in 2004 from €681 million in 2003, representing an increase of approximately 3%. Reflecting the continued strength of our markets in 2004, sales growth was achieved across the region through a combination of higher volumes and average prices. Overall containerboard and corrugated volumes were approximately 9% higher in 2004 compared to 2003 while average prices for containerboard and corrugated volumes increased by 1% and 5% respectively year-on-year. Although the underlying increase was approximately 14% in terms of U.S. dollars, this increase was reduced when translated into euro given the substantially weaker U.S. currency in 2004.

INCOME BEFORE INTEREST EXPENSE AND TAXES

        Gross profit from subsidiaries for 2004 was €1,331.8 million, an increase of €5.3 million or 0.4% from 2003. Although both net sales and costs of sales were higher than in 2003, the increase in cost of sales was slightly higher. Accordingly, cost of sales as a percentage of net sales in 2004 was 72.3% compared to 72.1% in 2003. The higher percentage in 2004 resulted mainly from lower average selling prices with the impact of higher energy costs in 2004, partially offset by the benefit of lower waste fiber costs in Europe.

        Net operating expenses, which consist of selling and administration costs as well as distribution costs, increased by 2.9% to €1,010.6 million in 2004 from €982.3 million in 2003. The increase of €28.3 million resulted primarily from net acquisitions and the €18.2 million gain on the sale of property at The K Club in 2003. Allowing for the impact of currency, net acquisitions and this one-off gain in 2003, net operating expenses were broadly unchanged year-on-year. Net operating expenses represented 21.0% of third party sales compared to 21.1% (adjusting for The K Club property disposal gain) in 2003.

        Operating income from subsidiaries after reorganization and restructuring costs amounted to €281.8 million in 2004 compared to €309.1 million in 2003. Continuing operations contributed €224.1 million in 2004, with the decrease from 2003 reflecting primarily the impact of lower average prices, while discontinued operations contributed €57.7 million.

        Profit before goodwill amortization, interest, exceptional items and taxation amounted to €356.0 million in 2004 compared to €385.6 million in 2003. This decrease of €29.6 million, or approximately 8%, reflected a combination of difficult trading conditions in Europe in 2004 and the benefit in 2003 of the one-off disposal gain on the sale of property at The K Club.

        Profit from our European operations was €262.4 million, a decrease of €49.0 million (€30.8 million excluding the disposal gain) from 2003, despite the presence of both the former European operations of SSCC and Papelera Navarra for a full year in 2004. Within Europe, the results varied with an improved performance in our specialities operations partly offsetting the shortfall in our packaging operations. Although both containerboard and corrugated container volumes were higher in 2004, partly as a result of net acquisitions, profitability was adversely affected by generally lower average prices.

        Profit from our Latin American operations was €118.9 million, 37% higher than in 2003 reflecting a strong performance across the region, especially in Venezuela and Mexico. The underlying increase for the region was greater in U.S. dollars, taking into account the relative weakness of the U.S. currency in 2004.

        The absence of earnings in both the United States and Canada and Asia in 2004 reflected the sale during 2003 of our Canadian subsidiary, Smurfit MBI, as part of the SSCC Asset Swap and of our investments in Leefung Asco and Smurfit Toyo. Unallocated centre costs were €25.3 million in 2004 compared to €22.5 million in 2003, the increase reflecting higher charges for professional services in areas such as Sarbanes-Oxley compliance and our accounts receivable securitization program.

        Exceptional items in 2004 amounted to €17.2 million and comprised reorganization and restructuring costs of €39.4 million net of disposal gains of €22.2 million. The reorganization and restructuring costs arose mainly in the fourth quarter of 2004 with the largest charges relating to the Cordoba mill in Spain and to the Tamworth corrugated container facility and the Witham folding cartons facility in the United Kingdom. The disposal gains related to the sale of surplus property in Europe. In 2003, exceptional items of €29.4 million comprised reorganization and restructuring costs of €35.0 million, over €14 million of which related to the Lestrem mill, net of disposal gains of approximately €5.6 million.

INTEREST EXPENSE AND TAXES

        Group net interest of €291.0 million in 2004 was lower than in 2003, despite an accelerated debt issuance cost write-off of €5.7 million following the accounts receivable securitization. The comparable year-on-year decrease of approximately €12 million reflected mainly a lower level of net borrowing and the positive effect of the stronger euro. In addition, we benefited from generally lower interest rates in respect of our non-fixed rate debt. Our share of associates' net interest was modest in 2004 as a result of the reducing scale of our associates.

        After other financial expense of €15.7 million, which represents the difference between the expected return on pension scheme assets and the interest cost of pension scheme liabilities and is disclosed in accordance with FRS 17—"Retirement Benefits," the result before taxation for the year to December 2004 was a profit of €8.6 million (€23.2 million pre-exceptional) compared to a profit of €11.8 million (€41.2 million pre-exceptional) in 2003.

        The accounting tax charge was €27.0 million in 2004 compared to €62.4 million in 2003 with the decrease reflecting mainly the benefit of the €20 million credit booked in respect of tax refunded in the Netherlands under the Bosal judgement. Our overall effective accounting tax rate is adversely affected by the presence of items not allowable for tax (such as the goodwill amortization). Against a backdrop of low profitability, these add-backs have a significant impact on our overall effective tax rate resulting in a significant charge despite a relatively modest reported overall profit.

Comparison of Year Ended December 31, 2003 and Combined Year Ended December 31, 2002

        Net Sales.    Net sales from continuing operations for the year ended December 31, 2003 were €4,159.2 million, approximately 10% higher than in 2002 reflecting primarily the impact of acquisitions, which added €530.1 million. While our principal acquisition in 2003 was the SSCC Asset Swap, others included Papelera Navarra in Spain and certain former associates in Colombia. Excluding the contribution from acquisitions, net sales in 2003 were 4.2% lower than in 2002 reflecting generally weak demand and difficult trading conditions. Including the discontinued sales of Munksjö's specialty paper and tissue businesses and the sales of Smurfit MBI, total net sales for 2003 amounted to €4,746.3 million compared to €4,709.7 million in 2002, an increase of €36.6 million or 0.8%. Although net sales in 2003 were boosted by the SSCC Asset Swap, the benefit was offset by the impact of the relative strengthening of the euro against the U.S. dollar. In 2003, the euro appreciated by approximately 19% from an average of U.S. $0.94 in 2002 to U.S. $1.12 in 2003.

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

        Net sales from our European operations were €3,960.6 million in 2003 compared to €3,404.2 million in 2002, an increase of €556.5 million. This increase, equivalent to 16.3%, resulted primarily from the inclusion of the sales of the former European operations of SSCC and of Papelera Navarra as well as from the presence of Munksjö for a full twelve months compared to only nine months in 2002. The benefit of the inclusion of these operations more than offset the decrease in net sales from the continuing operations.

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

        Operating income from subsidiaries after reorganization and restructuring costs amounted to €309.1 million in 2003 compared to €326.6 million in 2002. Continuing operations contributed €261.2 million in 2003, slightly less than in 2002 despite the benefit in 2003 of €41.6 million from acquisitions. Discontinued operations, comprising Munksjö's specialty paper and tissue businesses and Smurfit MBI, contributed €47.9 million in 2003.

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

        Exceptional items in 2003 comprised reorganization and restructuring costs of €35.0 million in respect of our European operations, as offset by disposal gains of €5.6 million mainly in respect of the sale of property. Exceptional items in 2002 comprised reorganization and restructuring costs of €24.5 million as offset by a profit of €20.4 million on the disposal of our printing and voting systems businesses.

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

Liquidity and Capital Resources

Historical Cash Flow

        Summary cash flows for the years ended 2004, 2003 and 2002 are set out in the following table:

	JSG Funding Year Ended December 31, 2004	JSG Funding Year Ended December 31, 2003	JSG Funding/JSG* Year Ended December 31, 2002
	€ Million	€ Million	€ Million
(Loss)/profit before tax—subsidiaries	(3)	2	193
Exceptional items	1	11	(20)
Depreciation and depletion	263	253	249
Goodwill amortization	38	45	16
Non cash interest expense	68	59	10
Working capital change	42	63	21
Capital expenditure	(206)	(207)	(209)
Change in capital creditors	7	—	—
Sale of fixed assets	34	12	—
Tax paid	(37)	(59)	(130)
Dividends from associates	3	1	6
Other	(23)	(2)	10

Free cash flow	187	178	146
Investments	(6)	(181)	(306)
Sale of businesses and investments	3	36	27
Dividends	(6)	(7)	(64)
Share issues	—	—	875
Debt issue costs	(6)	(8)	(130)
Acquisition costs and fees	(3)	(21)	(2,493)
Transfer of cash from/(to) affiliates	13	(28)	(22)

Net cash inflow/(outflow)	182	(31)	(1,967)
Net cash acquired/disposed	—	56	(150)
SSCC inter-company debt repaid	—	(97)	—
Non-cash interest accrued	(45)	(41)	(10)
Currency translation adjustments	40	152	128

Decrease/(increase) in net borrowing	€177	€39	€(1,999)

*
For comparison purposes, the financial results of JSG for the period prior to its acquisition on September 3, 2002 have been combined with those of JSG Funding for period following such acquisition. See note 1 of the Notes to the Financial Statements for more information regarding the basis of presentation of this financial information.

        Free cash flow for the year ended December 31, 2004 was €187 million compared to €178 million in 2003 and €146 million in 2002. Free cash flow in 2004 mainly reflects lower tax payments in 2004 offset by a reduced working capital inflow.

        Depreciation was higher in 2004, reflecting the acquisition of the former Smurfit-Stone European packaging operations during 2003 and the adjustments to fixed assets effected at the end of 2003 arising from the completion of the fair value exercise. Capital expenditure at €206 million for 2004 represented 79% of depreciation compared to 82% in 2003. This is consistent with JSG's target to control capital expenditure at or close to the 80% level. Goodwill amortization in 2004 amounted to €38 million, down from €45 million in 2003 and €16 million in 2002. This reflects the changing structure of the Group and fair value adjustments mentioned above.

        The non cash interest resulted from the issuance of the 15.5% subordinated notes issued in connection with the MDP acquisition in 2002. These notes were subsequently redeemed in 2005.

        We continued to focus on managing our working capital levels in 2004. Although the level of receivables increased, working capital decreased by €42 million in 2004. Working capital of €360 million at December 2004 represented 7.6% of annualized fourth quarter sales compared to 9.1% at December 2003. During 2003 our working capital decreased by €63 million from 2002. Factors contributing to the 2003 inflow included a general focus on cash collection, which resulted in a significant reduction in the level of receivables at the year-end. We have made considerable progress since privatization in reducing our working capital, despite weak product prices. On a combined basis, our working capital inflow for 2004 and 2003 has amounted to €105 million increasing our cash flow at a time when market conditions have hampered efforts to increase the profitability of our operations.

        Capital expenditure of €206 million for 2004 represented 79% of depreciation compared to 82% in 2003. We continue to tightly control capital expenditure at the level which we believe is needed to maintain the current standard of our asset base. We continued to focus on generating cash flow from sales of surplus assets during 2004. Sale of fixed assets for the year generated an inflow of €34 million, including €29 million from the sale of unused property.

        Cash tax payments in 2004, of €37 million, were lower than the €59 million paid in 2003, reflecting a Dutch tax refund and tax repayments in certain other European countries. These credits were partly offset by higher payments in Latin America as a result of the growth in regional profits. Under the Bosal judgement, JSG received approximately €20 million from the Dutch authorities in 2004. Cash tax payments amounted to €130 million in 2002. The reduction in the following years results mainly from the changed structure of the Group after the MDP acquisition. Cash generation was partly offset by accelerated profit sharing payments to employees of €13 million coupled with a one-time lease payment of €10 million, reflected in "other". Changed tax laws in France reduced the length of the deferral period and resulted in accelerating payments to employees in respect of deferred compensation.

        Financing and investment outflows were modest in 2004 resulting in an overall net cash inflow of approximately €182 million for the year. Dividend payments, investments and transaction costs were offset by dividend receipts, business disposal proceeds and the transfer of surplus funds from the newcos. The €182 million net cash inflow was offset by the add-back of non-cash interest but positively impacted by a currency adjustment of €40 million. As a result, net borrowing decreased by €177 million year-on-year.

        Investments in 2003 amounted to €181 million and included payments of €90 million for the equity of SSCC Europe, €55 million deferred consideration for Nettingsdorfer and over €30 million in respect of Papelera Navarra. In 2002, investments amounted to €306 million and included €274 million in respect of Munksjö. Sale of businesses and investments in 2003 included our Asian associates, Leefung Asco and Smurfit Toyo, the proceeds from which were transferred to the newcos. The €27 million inflow in 2002 related primarily to the sale of our U.S. printing and voting systems businesses. Including dividends to minorities and transaction related payments, the overall result for the twelve months to December 2003 was a net cash outflow of €31 million. This compared to a net outflow of €1,967 million in 2002, which resulted primarily from the acquisition of JSG.

        Reflecting the strengthening of the euro, primarily against the U.S. dollar, the value of our non-euro denominated debt decreased in 2004 giving rise to a currency adjustment of €40 million compared to €152 million in 2003. In both years, the euro appreciated strongly moving from approximately U.S. $1.05 at December 2002 to U.S. $1.26 at December 2003 and U.S. $1.36 at December 2004.

Capital Resources

        Our primary sources of liquidity are cash flow from operations and borrowings under the revolving credit facility. Our primary uses of cash are for debt service and capital expenditures.

        At December 31, 2004, JSG Funding had outstanding €350 million 10 1/8% senior notes due 2012 and $750 million 9 5/8% senior notes due 2012. In addition at December 31, 2004, JSG Funding had outstanding $203 million and €135 million of 15.5% subordinated notes due 2013. All of the euro 15.5% subordinated notes and approximately 99.9% of the dollar 15.5% subordinated notes were redeemed in 2005. JSG Acquisitions and certain subsidiaries are party to the senior credit facility which provides for three term loans in an aggregate amount of €1.2 billion and a revolving credit facility with up to €425 million in availability. The following table provides the range of interest rates as of December 31, 2004 for each of the drawings under the term loans and the revolving credit facility.

Borrowing arrangement	Currency	Interest Rate
Term Loan A	EUR	4.4000%–4.4790%
	USD	4.5168%–4.6700%
	GBP	7.1050%
Term Loan B	EUR	4.9000%–4.9260%
	USD	4.7950%
Term Loan C	EUR	5.4000%–5.4260%
	USD	5.295%

        Borrowing under the revolving credit facility is available to fund our working capital requirements, capital expenditures and other general corporate purposes. As of December 31, 2004, no amounts were drawn under the revolving credit facility under which €425 million was available. The Term Loan A must be repaid by installments from December 2003 through September 2009. On March 15, 2004 €15.6 million was repaid covering the second installment due on term loan A. On April 29, 2004 €62.8 million of senior credit facility was repaid of which €50.4 million, €6.3 million and €6.1 million was allocated against tranche A, B and C respectively. During September 2004 we completed a seven year receivables securitization. Proceeds of €207.6 million were used to repay the senior credit facility of which €175.4 million, €19.2 million and €13 million was allocated against tranche A, B and C respectively. The Term Loan B must be repaid in September 2010. The Term Loan C must be repaid in September 2011. The revolving credit facility will terminate in September 2009.

        The instruments governing our indebtedness, including the senior credit facility and the indentures governing the senior notes and the 7.75% senior subordinated notes, contain financial and other covenants that restrict, among other things, the ability of JSG Funding and its subsidiaries to:

  •
  incur additional indebtedness and issue preference shares,

  •
  pay dividends or make certain other restricted payments,

  •
  consummate certain asset sales,

  •
  incur liens,

  •
  enter into certain transactions with affiliates, or

  •
  merge or consolidate with any other person or sell or otherwise dispose of all or substantially all of our assets.

        These limitations, together with the highly leveraged nature of JSG Funding, could limit corporate and operating activities.

        Securitization Transactions.    In September 2004, we initiated a securitization transaction where we raised seven-year funding of €210 million, which was used to repay a portion of our term loans under our senior credit facility. Receivables generated by certain of our operating companies in the United Kingdom, Germany and France are sold to special purpose subsidiaries and entities to support the funding provided by a JP Morgan conduit. We are currently looking at the opportunity to expand this program into additional countries and to bring the transaction to the capital markets. The sale of the securitized receivables is not intended to, and will not, meet the requirements for off-balance sheet treatment under Irish GAAP, with the result that the sold receivables will, as an accounting matter, continue to be shown on our balance sheet and the notes to be issued to fund the purchase of the receivables will be shown as liabilities. The gross amount of receivables collateralizing the receivables securitization at December 31, 2004 was €261,225,000. At December 31, 2004 cash of €12,655,000 was in securitization bank accounts which was not available for transfer to other group subsidiaries.

Capital Expenditures and Other Contingencies

        From 1996 through 2004, the level of capital expenditures on aggregate were at or below annual depreciation levels. Management expects this trend to continue for at least the next three years. We made approximately €120 million in capital expenditures from July 2002 through year-end. We made approximately €200 million in capital expenditures for each of the years ended December 31, 2003 and 2004. These expenditures were used primarily for cost reduction, business growth, maintenance and environmental and other regulatory compliance. We currently estimate approximately €200 million in capital expenditures in 2005.

        In order to comply with increasingly stringent environmental requirements, we continue to incur capital expenditures to upgrade certain wastewater treatment facilities and to address air emissions, solid waste and noise at our mills. Our mills in Europe are subject to the European Union's IPPC program. The IPPC program requires member countries to ensure that industries employ Best Available Techniques, or "BAT," for all environmental aspects of their operation, including wastewater discharges, air emissions, noise, energy use and environmental management. Overall, we have incurred approximately €7 million in capital expenditures for environmental controls at our facilities worldwide in fiscal year 2003 and approximately €8 million in fiscal year 2004. We anticipate that our annual environmental capital expenditures will continue at about this level through 2007. See Item 4 "Information on the Company—Environmental Issues."

        We are subject to several put arrangements and capital commitments in certain companies which are not wholly owned or in which we hold only a minority interest, namely Fustelpack S.p.A. in Italy, Industria Cartonera Dominicana in the Dominican Republic and Cajas de Carton Sultana S.A. de C.V. in Mexico. The owner of a 12% shareholding in Fustelpack S.p.A. (of which we own 69%) has the right every two years to put his shareholding to the other shareholders for a put price presently estimated to be approximately €1 million. The owner of almost 20% of Industria Cartonera Dominicana (of which we own 80%) has a put option on such shareholding, with the put price presently estimated to be approximately €1 million. In addition, we have an option expiring at the end of December 2008 to acquire the approximate 55% shareholding of Cajas de Carton Sultana S.A. de C.V. that we do not already own. The price for such option, which will be determined by an appraiser at the time it is exercised, is currently estimated at approximately €13 million.

        In addition, we are a party to various lawsuits and are subject to various contingent liabilities for which we have not taken a reserve. In the event we are found liable in any or all of such lawsuits, or the contingencies relating to such liabilities actually occur, our business and financial condition could be adversely affected. For more information, see Item 3 "Key Information—Risk Factors" and Item 4 "Information on the Company—Legal Proceedings."

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

Long Lived Assets and Goodwill

        We conduct impairment reviews of long-lived assets and goodwill in accordance with FRS 10 "Goodwill and Intangible Assets", FRS 11 "Impairment of Fixed Assets and Goodwill" and SFAS No. 142 "Goodwill and Other Intangible Assets", respectively. Such reviews require us to make estimates of future cash flows and fair values. We have performed the required reviews in 2004 and no impairment charges were recognized. Our cash flow projections include significant assumptions about economic conditions, demand and pricing for our products and costs. Our estimates of fair value are determined using a variety of valuation techniques, including pricing of recent industry acquisitions. While significant judgment is required, we believe that our estimates of future cash flows and fair values are reasonable. However, should our assumptions change in future years, our fair value models could indicate lower fair values for long-lived assets and goodwill. This could result in material impairment provisions affecting the carrying value of property, plant and equipment, goodwill and results of operations.

Allowance for Doubtful Accounts

        We evaluate the collectibility of our accounts receivable on a case-by-case basis, and make adjustments to the bad debt reserve for expected losses. We consider such things as ability to pay, bankruptcy, credit ratings and payment history. For all other accounts, we estimate reserves for bad debts based on historical experience and past due status of the accounts. Our bad debt write-offs in 2004 and 2003 were €4 million and €10 million, respectively.

Legal and Environmental Contingencies

        Accruals for legal and environmental matters are recorded when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. Such accruals are developed based on currently available information and require judgments as to probable outcomes. Assumptions are based on historical experience and recommendations of environmental consultants and legal counsel. Environmental estimates include assumptions and judgments about particular sites, remediation alternatives and environmental regulations. We believe our accruals are adequate. However, due to uncertainties associated with these assumptions and judgments, as well as potential changes to governmental regulations and environmental technologies, actual costs could differ materially from the estimated amounts.

Post Retirement Benefits

        From September 3, 2002 (the date of the JSG Acquisition), JSG Funding has adopted FRS 17—"Retirement Benefits." FRS 17 applies to all types of benefits that an employer provides after employees have completed their service, including pensions and other post retirement benefits. The cost of the expected increase in the present value of scheme liabilities arising from employee service in the current or prior periods, together with the change in the present value of scheme liabilities arising from settlements and curtailments and the expected returns on the schemes assets at the start of the period, is recognized in the statement of operations. Differences between the expected and the actual return on plan assets, together with the effect of changes in the current or prior assumptions underlying the liabilities are recognized in the statement of recognized gains and losses. Scheme assets are valued at fair value and scheme liabilities are measured using the projected unit method. Net scheme assets and liabilities, reduced by deferred tax amounts, are recorded on the balance sheet as a pension surplus or deficit as appropriate.

        There are several assumptions that impact the actuarial calculation of pension obligations and, in turn, net periodic pension expense in accordance with SFAS No.87, "Employer's Accounting for Pensions". These assumptions require various degrees of judgment. The most significant assumptions are (1) the expected return on plan assets and (2) the discount rate. Changes in these assumptions can have a material impact on pension obligations and pension expense. For example, holding all other assumptions constant, a one percentage point decrease in our estimated discount rate would increase the estimated 2005 pension expense by approximately €3 million. A one percentage point increase in the estimated discount rate would decrease the estimated pension expense for 2005 by approximately €3 million. Similarly, holding other assumptions constant, a one percentage point decrease in JSL's estimated long-term rate of return on plan assets would increase the pension expense for the year ended December 31, 2005 by approximately €7 million. A one percentage point increase in the estimated long-term rate of return would decrease pension expense by approximately €7 million for the same period.

Income Tax Matters

        Deferred tax assets and liabilities reflect our assessment of future taxes to be paid in the jurisdictions in which we operate. These assessments involve temporary differences resulting from differing treatment of items for tax and accounting purposes, as well as estimates of our current tax exposures. Based on our evaluation of our tax positions, we believe we are adequately reserved for these matters at December 31, 2004.

        At December 31, 2004, we had net operating loss carryforwards of €200 million. These loss carryforwards have a tax value of €61 million. Valuation allowances of €30 million have been established for a portion of these deferred tax assets. The realization of these deferred tax assets is dependent on future taxable income. Based upon recent levels of taxable income, we expect that our deferred tax assets, net of valuation allowances, will be fully utilized. We frequently face challenges from domestic and foreign tax authorities regarding the amount of taxes due. These challenges include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. To the extent we prevail in matters for which accruals have been established or are required to pay amounts in excess of our reserves, our effective tax rate in a given financial statement period may be materially impacted. While the ultimate results cannot be predicted with certainty, we believe that the conclusion of any such challenge will not have a material adverse effect on our consolidated financial condition or results of operations.

International Financial Reporting Standards

        In 2002 the European Union issued regulations requiring all companies with securities admitted to trading on a regulated market in any EEA State to prepare their financial statements in accordance with accounting standards issued by the International Accounting Standards Board ("IASB"). For companies with equity securities publicly traded the regulations apply for accounting periods starting on or after January 1, 2005. For companies whose debt securities only are publicly traded the regulations may be applied for accounting periods starting on or after January 1, 2007. As we only have debt securities publicly traded we have opted to avail of the January 1, 2007 starting date. Thereafter our financial statements will, unless otherwise exempted, be prepared in accordance with standards issued by the IASB.

Research and Development

        We are committed to continuous innovation in our products and processes in order to reduce costs, improve operating efficiencies and increase profitability. Innovation is also an important factor in meeting our customers' needs. To meet this commitment, we have a major research and innovation center in Bordeaux, France. The research and development activities embrace all aspects of our business from the consumption of both recycled and virgin fibers by our mills and the manufacture of paper and paperboard to the conversion of paperboard into paper-based packaging products. In 2004, 2003 and 2002, our research and development costs were approximately €4.9 million, €5.0 million and €4.9 million respectively.

Trend Information

Europe

        Volumes of our core grades of product—kraftliner, recycled containerboard and corrugated containers, were up 6%, 12% and 7% respectively in 2004 compared to 2003. The increases in recycled containerboard and corrugated containers reflected mainly the acquisition of SSCC's European packaging operations in March 2003 and the acquisition of the former Spanish associate, Papelera Navarra in June 2003. Excluding these acquisitions, recycled containerboard and corrugated container volume were up 3% and 1% respectively in 2004 compared to 2003.

        Volumes of corrugated containers closely follow increases in industrial production. In 2004, industrial production was up around 1% on aggregate through the Western European countries. This reflected relatively weak economic conditions, particularly in the manufacturing sector and was exacerbated by a relatively strong currency, particularly when compared with the U.S. dollar. As kraftliner and recycled containerboard are the primary raw materials used in the manufacture of corrugated containers, the growth in these products tends to closely follow that of corrugated containers. We achieved higher growth rates in kraftliner and recycled containerboard in 2004 than in corrugated containers due to our strategy of increasing our levels of integration—utilizing more of our own paper in our system.

        Pricing for corrugated depends on the levels of supply and demand in the marketplace as well as the cost of production, particularly the cost of kraftliner and recycled containerboard. Kraftliner prices depend on levels of supply and demand and can also be affected by the exchange rate differential between the euro and the U.S. dollar, given that kraftliner is a worldwide commodity and in many cases is sold in U.S. dollars. Recycled containerboard prices are affected by supply and demand conditions, as well as the cost of production, particularly the cost of OCC.

        Increases in the price of wastepaper and virgin fiber as raw materials could result from a variety of factors. The prices we pay for these materials tend to be cyclical, subject to significant volatility, particularly in the case of wastepaper, and vary on a regional basis.

        The price of OCC has peaked dramatically twice in recent years—in June 2002 and in April 2003. In each case, a relatively low level of supply—caused mainly by a combination of seasonal factors and a relatively low price in the months leading up to the spike, discouraging collection—was matched by a relatively high level of demand—caused principally by increased demand from Asia, which in itself tended to be a seasonal phenomenon. In the first case, the free-on-board price rose to over €150 per metric ton. Within a period of three months, supply and demand conditions levelled to return the price to around €100 per metric ton. In 2003, the spike was even more rapid, with waste prices increasing to around €135 per metric ton but then falling almost immediately. In 2004, there was no spike in Europe, partially due to relatively weak Asian demand, caused by relative economic conditions but also by the weakness of the U.S. dollar, which encouraged Asian purchasers to source wastepaper in the United States rather than in Europe. There was a slight increase in wastepaper prices in the second quarter, which was relatively quickly eroded.

        The table below provides information about the European OCC price information per metric ton at and for the years ended December 31, 2001, 2002, 2003 and 2004.

Free-on-board OCC Price per Metric Ton

	At and for the Year Ended December 31,
	2001	2002	2003	2004
	(euro)
Price at the end of the period	100	119	100	97
Average price during the period	95	124	112	102
Highest price during the period	100	156	135	107
Lowest price during the period	87	100	99	97

        We believe that our available sources of virgin fiber and OCC (including from our own reclamation facilities) will be adequate to supply our raw material needs for the foreseeable future.

        Kraftliner and recycled containerboard prices entered 2004 on a relatively low base. With a slight movement upwards in wastepaper prices in the second quarter, there was an increase in recycled containerboard prices in the second quarter. This was, however eroded in the third and fourth quarters in many European countries. Overall, recycled containerboard prices were up around 1% on 2003. Kraftliner prices rose during the year, through a combination of stable demand and increasing prices in the United States. However, with declines that occurred in 2003, average kraftliner prices in 2004 were down 5% year on year for JSG.

        There was no particular trend in corrugated pricing across the European region for JSG operations, with various demand and competitive pressures on pricing, as well as relatively little in terms of cost push from kraftliner and recycled containerboard prices. Overall, corrugated prices on average in 2004 were 3% below those of 2003.

Latin America

        Pricing and volume trends for our main products in Latin America are affected by the same factors as those in Europe.

        In 2004, the performances of our individual Latin American countries were not uniform. Corrugated volumes in Venezuela were up 28%, in part reflecting a poor 2003, which included a general strike in the first six weeks of the year, but also reflecting a recovery of domestic production. Volumes in Argentina were up 16%, which again reflected growth in the industrial and agricultural sectors of the economy. Corrugated volumes in Mexico were up 3% and in Colombia 7%, reflecting levels of growth in both of these countries. In total, corrugated growth was 9% and containerboard growth was 8%. The difference in growth rates reflects capacity constraints for containerboard in the region.

        Pricing in Latin America was relatively stable through the year with, if anything, an increasing trend. On average, containerboard prices rose 6% compared to 2003, while corrugated prices increased 4%.

Off Balance Sheet Arrangements

        JSG has not used special purpose vehicles or similar financing arrangements on a historical basis. In addition, JSG has not had off-balance sheet arrangements with any of our affiliates. However, in connection with the JSG Acquisition, certain non-operating assets and non-core operating assets were transferred to the newcos in exchange for intercompany notes. On October 2, 2002, the newcos borrowed €125 million under a bank credit facility, which was non-recourse to JSG Funding. The newcos then loaned the proceeds to JSL, and JSL used them to make a capital contribution to JSG Funding. JSG Funding in turn made a capital contribution to JSG Acquisitions. JSG Funding's debt and shareholders' equity under U.S. GAAP would reflect the consolidation of the newcos with JSG Funding for financial reporting purposes. The newcos facility was repaid in full prior to December 31, 2003. We do not have off-balance sheet arrangements with any of our other affiliates.

Effect of Inflation

        We do not believe that inflation has had any material effect on our results of operations during fiscal years 2004, 2003 and 2002.

Tabular Disclosure of Contractual Arrangements

        The table below sets out our contractual arrangements without taking into account the effects of the Munksjö Specialties Disposal expected to be completed in 2005.

	Payments due by period
	Total	Less than 1 year	1 to 5 years	After 5 years
	(euro in millions)
Long term debt	3,066	27	542	2,497
Capital lease obligations	17	4	11	2
Operating leases	88	22	38	28

Total contractual cash obligations	€3,171	€53	€591	€2,527

        We believe we have sufficient facilities available to meet our working capital requirements.

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

Item 6.    Directors, Senior Management and Employees

Directors and Executive Officers

        JSG Funding is owned approximately 100% by JSL, which is a wholly owned subsidiary of JSG Holdings. JSG Holdings is a wholly owned subsidiary of JSG Packaging, whose owners include Madison Dearborn, certain co-investors and certain management investors identified herein.

        Certain members of the board of directors of JSG Funding also serve as directors of JSL, JSG Packaging and JSG Holdings, as noted below.

        The directors and executive officers of JSG Packaging, and their ages and positions, are as follows:

Name	Age	Position
Michael W.J. Smurfit	68	Chairman
Gary W. McGann	54	Chief Executive Officer and Director
Anthony P.J. Smurfit	41	Chief Operations Officer and Director
Ian J. Curley	43	Chief Financial Officer and Director
John A. Canning, Jr	60	Non-executive Director
Christopher J. McGowan	33	Non-executive Director
Samuel M. Mencoff	48	Non-executive Director
Thomas S. Souleles	36	Non-executive Director

        Dr. Michael W.J. Smurfit serves as our Chairman and as a director of JSL, JSG Packaging and JSG Holdings. Dr. Smurfit retired as Chief Executive Officer of JSL on November 1, 2002. He was appointed Chairman and Chief Executive Officer of JSG in 1977 prior to which he was a Deputy Chairman and Joint Managing Director. Dr. Smurfit currently holds the position of Honorary Irish Consul to the Principality of Monaco.

        Gary W. McGann serves as our Chief Executive Officer and as a director of JSG Funding, JSL, JSG Packaging and JSG Holdings. He became Chief Executive Officer in November 2002 upon the retirement of Dr. Smurfit. He was appointed President and Chief Operations Officer of JSL on January 28, 2000. He joined JSG in 1998 as Chief Financial Officer. He had previously held a number of senior positions in both the private and public sectors over the last 20 years, including Chief Executive of Gilbeys of Ireland Limited and Aer Lingus Group. He is also Chairman of Dublin Airport Authority plc and a director of Anglo Irish Bank Corporation plc, United Drug plc and Aon MacDonagh Boland Group Limited.

        Anthony P.J. Smurfit serves as our Chief Operations Officer and as a director of JSL, JSG Packaging and JSG Holdings. He has worked in various parts of JSG in Europe and the United States. Prior to taking up his position as Chief Executive of Smurfit Europe in October 1999 and Chief Operations Officer on November 1, 2002, he was Deputy Chief Executive of Smurfit Europe and previously Chief Executive Officer of Smurfit France. He is also a director of The Irish National Stud Company.

        Ian J. Curley serves as our Chief Financial Officer and as a director of JSG Funding, JSL, JSG Packaging and JSG Holdings. He was appointed Chief Financial Officer of Smurfit Europe in 1997, prior to which he served as financial controller of Smurfit Continental Europe.

        John A. Canning, Jr.    serves as a director of JSL, JSG Packaging and JSG Holdings. Mr. Canning has been employed principally by Madison Dearborn since 1993 and currently serves as its Chairman and Chief Executive Officer. From 1969 to 1993, Mr. Canning worked in various positions with First Chicago Corporation, most recently as Executive Vice President of The First National Bank of Chicago and President of First Chicago Venture Capital. Mr. Canning is a member of the board of directors of the Milwaukee Brewers Baseball Club, Norfolk Tides Baseball Club, Northwestern Memorial Hospital, Children's Inner City Educational Fund and the Federal Reserve Bank of Chicago.

        Christopher J. McGowan serves as a director of JSL, JSG Packaging and JSG Holdings. Mr. McGowan has been employed principally by Madison Dearborn since 1999 and currently serves as a Director. Prior to joining Madison Dearborn, Mr. McGowan attended Harvard Graduate School of Business Administration, where he received an M.B.A. Mr. McGowan is a member of the board of directors of AutoTradeCenter, Inc.

        Samuel M. Mencoff serves as a director of JSG Funding, JSL, JSG Packaging and JSG Holdings. Mr. Mencoff has been employed principally by Madison Dearborn since 1993 and currently serves as a

Co-President and Managing Director. From 1987 until 1993, Mr. Mencoff served as Vice President of First Chicago Venture Capital. Mr. Mencoff is a member of the board of directors of Bay State Paper Holding Company, Buckeye Technologies, Inc, Evanston Northwestern Healthcare, Great Lakes Dredge & Dock Corporation and Packaging Corporation of America, and a member of the board of trustees of Brown University and Moses Brown School.

        Thomas S. Souleles serves as a director of JSG Funding, JSL, JSG Packaging and JSG Holdings. Mr. Souleles has been employed principally by Madison Dearborn since 1995 and currently serves as a Managing Director. Mr. Souleles is a member of the board of directors of Bay State Paper Holding Company, Great Lakes Dredge & Dock Corporation and Packaging Corporation of America, and a member of the board of trustees of the National Multiple Sclerosis Society—Greater Illinois Chapter.

        Justin S. Huscher resigned as a director of the board with effect from October 11, 2004.

        The mailing address for Dr. Michael Smurfit and Messrs. McGann, Anthony Smurfit and Curley is c/o Jefferson Smurfit Group Limited, Beech Hill, Clonskeagh, Dublin 4, Ireland and the mailing address for Messrs. Canning, McGowan, Mencoff and Souleles is c/o Madison Dearborn Partners, L.L.C., Three First National Plaza, Suite 3800, Chicago, Illinois 60602, United States.

        Except as described in this annual report, there are no arrangements or understandings between any member of the board of directors or executive officer and any other person pursuant to which that person was elected or appointed to his position.

        JSG Packaging's board of directors has the power to appoint officers. Each officer will hold office for the term determined by JSG Packaging's board of directors and until such person's successor is chosen and qualified or until such person's death, resignation or removal. The JSG Packaging board of directors has two committees: the Audit Committee and the Compensation Committee. The Audit Committee is comprised of Samuel Mencoff, Thomas Souleles and Christopher McGowan. The Compensation Committee is comprised of John Canning, Samuel Mencoff and Thomas Souleles.

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

        For the year ended December 31, 2004, the aggregate compensation paid to officers of JSL and its subsidiaries, including fees, salaries, bonuses, other benefits and payments to pension plans, was approximately €10,305,000. Of this amount, approximately €2,985,000 was set aside or accrued to provide pension, retirement or similar benefits for officers of JSL and its subsidiaries and approximately €2,536,000 was paid or is payable to officers in the form of performance related benefits.

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

        Each of Messrs. Gary McGann, Anthony Smurfit and Ian Curley covenanted to JSL that he would not exercise his contractual right to leave JSG after its acquisition by JSL and thereby trigger payment obligations from JSG thereunder and agreed not to trigger any rights that he may have had as a result of the exchange. In consideration for this undertaking, JSG Packaging has provided each such individual a "put" letter with terms identical to those currently applicable, except that:

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

Management Equity Agreement

        Purchase of Equity.    In connection with the exchange, JSG Packaging entered into the Management Equity Agreement, dated as of February 6, 2004, which we refer to as the "management equity agreement," with each of the executives party thereto. On February 6, 2004, the shareholders of JSL exchanged their shares of JSL for an identical number of newly issued shares of JSG Packaging having substantially identical terms. Upon completion of the exchange, JSG Packaging and each of the executives entered into the management equity agreement, replacing the Amended and Restated Management Equity Agreement, dated as of September 5, 2002, entered into by JSL and each of the executives that became party thereto in connection with the JSG Acquisition, which had substantially the same terms. Pursuant to the management equity agreement, JSL exchanged with each executive such executive's holdings of ordinary shares, nominal value €0.001 per share, of JSL, for an identical number of newly issued ordinary shares of JSG Packaging having substantially identical terms. JSL also exchanged with each executive such executive's holdings of (i) class A convertible shares, nominal value €0.001 per share, of JSL, for an identical number of newly issued class A convertible shares of JSG Packaging having substantially identical terms, which we refer to as the "class A convertible shares," (ii) class B convertible shares, nominal value €0.001 per share, of JSL, for an identical number of newly issued class B convertible shares of JSG Packaging having substantially identical terms, which we refer to as the "class B convertible shares," and (iii) class C convertible shares, nominal value €0.001 per share, of JSL, for an identical number of newly issued class C convertible shares of JSG Packaging having substantially identical terms, which we refer to as the "class C convertible shares," each of which is convertible into ordinary shares of JSG Packaging. Following is a summary of the material terms of the management equity agreement.

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

        None of an executive's class A convertible shares will become vested if such executive ceases to be employed by, or to serve as an officer or director for, JSG Packaging or its subsidiaries prior to December 31, 2005. If an executive ceases to be employed by, or to serve as an officer or director for, JSG Packaging or its subsidiaries on any date other than any vesting date set forth in the table above after December 31, 2005 but prior to December 31, 2007, the cumulative percentage of such executive's class A convertible shares to become vested will be determined on a pro rata basis according to the number of days elapsed from the immediately preceding vesting date. However, upon the sale of JSG Packaging or certain public listing events, which we refer to as an "acceleration event," all of an executive's class A convertible shares will become vested and will convert to an equal number of class D convertible shares of JSG Packaging, nominal value €0.001 per share, which we refer to as "class D convertible shares," unless at such time such executive is no longer employed by, or no longer serves as an officer or director for, JSG Packaging and its subsidiaries. On each vesting date set forth in the table above, 33.3% of the aggregate number of each executive's class B convertible shares will become vested if, and only if, the internal rate of return, or "IRR," of MDCP IV Global Investments LP, MDCP III Global Investments LP, MDSE III Global Investments LP and any affiliate of the foregoing entities that owns or holds ordinary shares of JSG Packaging, which we refer to collectively as the "MDCP co-investors," equals or exceeds 25%. However, if the IRR of the MDCP co-investors as of such vesting date is greater than 15% but less than 25%, the percentage of the aggregate class B convertible shares which will become vested as of such vesting date will be the percentage determined by multiplying 3.33 by the excess of (i) the IRR of the MDCP co-investors as of the applicable vesting date over (ii) 15%. Further, if the IRR of the MDCPco-investors as of the date of an acceleration event, which we refer to as the "acceleration date," is equal to or greater than 25%, 100% of the class B convertible shares not previously eligible for vesting will vest as of such acceleration date. If the IRR of the MDCP co-investors as of the acceleration date is greater than 15% but less than 25%, the percentage of class B convertible shares not previously eligible for vesting prior to the acceleration date that will vest as of such acceleration date will be the percentage determined by multiplying 10 by the excess of (i) the IRR of the MDCP co-investors as of the applicable vesting date over (ii) 15%. Vesting with respect to the class B convertible shares will be cumulative such that if the IRR of the MDCP co-investors as of an acceleration date or any subsequent applicable vesting date is greater than any preceding applicable vesting date, the percentage of each executive's entire holding of class B convertible shares vested will be recalculated to be equal to the percentage vested for such acceleration date or subsequent applicable vesting date. No class B convertible shares will vest for any executive as of any applicable vesting date or acceleration date if the executive holding such class B convertible shares is no longer employed by, or no longer serves as an officer or director for, JSG Packaging and its subsidiaries as of such date.

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

        Conversion.    Each class A convertible share, class B convertible share and class C convertible share will automatically convert into one class D convertible share once it has fully vested. An executive may at any time and from time to time, upon payment in full in cash of the conversion price per share, convert all or any portion of such executive's class D convertible shares into ordinary shares of JSG Packaging. The conversion price per share will equal the excess of the fair market value of an ordinary share of JSG Packaging as of the date of sale of a convertible share over the subscription price for such convertible share (or, in the case of class D convertible shares, the subscription price for the convertible share from which it was converted) as reduced, in an amount per share, in the case of convertible shares currently in issue or issued on or prior to the third month after consummation of the payment to the shareholders of JSG Packaging, equal to a fraction the numerator of which is the sum of the amount of the share capital reduction plus interest accrued (including through capitalization) or paid on the notes, plus fees and expenses related to the offering and the denominator of which is the number of ordinary shares of JSG Packaging plus the number of shares of JSG Packaging issuable upon exercise of warrants, in each case determined as of the date of consummation of the share capital reduction. No convertible share issued under the management equity agreement will be convertible after the seventh anniversary of the date of issuance of such convertible share and with respect to any class D convertible share, the date of issuance for the class A convertible share, class B convertible share or class C convertible share from which such class D convertible share has been converted. For all purposes of the management equity agreement, the date of issuance of a convertible share of JSL for which such convertible share of JSG Packaging was issued shall be deemed that date of issuance of such new convertible share.

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

Board Practices

        Each member of JSG Packaging's board of directors was elected in accordance with the terms of the Corporate Governance Agreement. See "Major Shareholders and Related Party Transactions—Certain Relationships and Related Transactions—Corporate Governance Agreement." In addition, each of the officers of JSL has entered into an agreement with JSG Packaging relating to his terms of employment. See "Management Employment Agreements."

        JSG Packaging's board of directors has the power to appoint officers. Each officer will hold office for the term determined by JSG Packaging's board of directors and until such person's successor is chosen and qualified or until such person's death, resignation or removal.

        JSG Packaging's board of directors has two committees: the Audit Committee and the Compensation Committee.

Employees

        We employed an average of 30,371 people on a full time basis in 2004. The table below sets forth the average number of employees for the last three years by region and reporting segment.

Segment/Region	2004	2003	2002
Europe:
Packaging	18,014	18,190	14,619
Specialties	4,917	4,158	4,578

Total	22,931	22,348	19,197
Latin America	7,440	7,318	6,765
United States & Canada	—	639	2,726

Total	30,371	30,305	28,688

        The employee make up of our European divisions have undergone considerable change since 2002. The 2002 numbers increased as a result of the acquisition of Munksjö, with the greatest impact arising in the specialties division. In 2003 the numbers increased in packaging as a result of the acquisition of Smurfit Stone Europe, Navarra and Sacks Polska. In 2004, there was a slight increase across the division.

        In 2003 Colombia accounts for the majority of the increase which can be attributed to the acquisition of Papelsa and Packing. In 2004 the start up of the Chile operation increased employee numbers by an average of 110.

        Employee numbers in the United States and Canada have been on the decrease since 2002 as a result of the disposal of our U.S. printing and voting equipment business. In 2003 the numbers decreased further as a result of the SMBI asset swap with Smurfit Stone Europe at the end of March. By 2004, our operations in the United States and Canada have ceased.

Share Ownership

        JSG Packaging is a limited company owned, in part, by the MDCP co-investors, the additional co-investors and the management investors. JSG Funding is an indirect, wholly owned subsidiary of JSG Packaging.

        The following table sets forth certain information regarding the beneficial ownership of JSG Packaging, as of February 28, 2005 by: (i) each person or entity known to us to own more than 5% of any class of JSG Packaging's outstanding securities and (ii) each member of JSG Packaging's board of directors, each of its named executive officers and all members of the board of directors and executive officers as a group. 73,520,546 ordinary shares of JSG Packaging are beneficially owned. To our knowledge, each of such securityholders has sole voting and investment power as to the ordinary shares shown unless otherwise noted. Beneficial ownership of the securities listed in the table has been determined in accordance with the applicable rules and regulations promulgated under the U.S. Exchange Act.

	Beneficial Ownership(1)
	Number of Ordinary Shares	Percentage of Ordinary Shares
Principal Securityholders:
MDCP Co-investors(2) c/o Walkers SPV Limited Walkers House Mary Street P.O. Box 908GT George Town Grand Cayman, Cayman Islands	46,682,056	63.5%
MidOcean Europe GP (Jersey) Limited 22 Grenville Street St. Helier Jersey JB4 8PX Channel Islands	7,500,000	10.2%
Directors and Executive Officers:
John A. Canning, Jr(3)	—	—
Christopher J. McGowan(3)	—	—
Samuel M. Mencoff(3)	—	—
Thomas S. Souleles(3)	—	—
Dr. Michael W.J. Smurfit(4),(5)	5,414,788	7.4%
Gary W. McGann(4)	150,000	0.2%
Anthony P.J. Smurfit(4)	400,000	0.6%
Ian J. Curley(4)	150,000	0.2%
All directors and executive officers as a group (8 persons)	6,114,788	8.3%

(1)
"Beneficial ownership" generally means any person who, directly or indirectly, has or shares voting or investment power with respect to a security. The MDCP co-investors, the additional co-investors and the management investors entered into the corporate governance agreement, which provides for, among other things, certain agreements of the parties as to the composition of JSG Packaging's board of directors. The number of ordinary shares indicated in the table by each party does not include any ordinary shares held by other parties solely by virtue of the corporate governance agreement. For further information regarding the terms of the corporate governance agreement, see "Certain Relationships and Related Transactions—Corporate Governance Agreement."

(2)
Includes: (a) 39,020,270 ordinary shares beneficially owned by MDCP IV Global Investments LP, whose sole general partner is MDP IV Global GP, LP, a Cayman Islands exempted limited partnership, whose sole general partner is MDP Global Investors Limited, a Cayman Islands exempted company (MDP Investors); (b) 7,495,357 ordinary shares beneficially owned by MDCP III Global Investments LP, whose sole general partner is MDP III Global GP, LP, a Cayman Islands exempted limited partnership (MDP III Global), whose sole general partner is MDP Investors; and (c) 166,429 ordinary shares beneficially owned by MDSE III Global Investments LP, whose sole general partner is MDP III Global. MDP Investors is owned by 14 shareholders, each of whom are principals of Madison Dearborn, with all voting and investment decision-making determined on a majority-vote basis based on capital and with no individual shareholder owning more than 10% of the capital stock of MDP Global Investors Limited. An aggregate 26,542,732 shares owned beneficially by holders other than the MDCP Co-Investors are subject to a voting agreement pursuant to which such holders agree to vote on any matter submitted to shareholders for a vote in the same manner as a majority of the ordinary shares owned by MDCP Co-Investors are voted, unless such vote is adversely discriminatory to any such holder in a manner different than the MDCP Co-Investors.

(3)
The address of each of Messrs. Canning, McGowan, Mencoff and Souleles is c/o Madison Dearborn Partners, L.L.C., Three First National Plaza, 70 West Madison, Suite 3800, Chicago, Illinois 60602, United States of America.

(4)
The address of Dr. Michael Smurfit and Messrs. McGann, Anthony Smurfit and Curley is c/o Jefferson Smurfit Group Limited, Beech Hill, Clonskeagh, Dublin 4, Ireland. Pursuant to the terms of the management equity agreement, these management investors have received class A convertible shares, class B convertible shares and class C convertible shares. The convertible shares will be non-voting and subject to certain vesting restrictions. Upon vesting, class A convertible shares, class B convertible shares and class C convertible shares convert into non-voting class D convertible shares. Holders of class D convertible shares may convert their class D convertible shares into ordinary shares of JSG Packaging upon payment in full in cash of the conversion price per share. For further information with respect to the vesting and conversion of the convertible shares, see "Management—Management Equity Agreement."

(5)
An entity controlled by Dr. Smurfit purchased 5,000 units in the October 2002 units private placement. The units include warrants to purchase, in the aggregate, 14,788 ordinary shares of JSG Packaging. These warrants were exercised in February 2005 and are included in the number of ordinary shares owned by Dr Smurfit.

Item 7.    Major Shareholders and Related Party Transactions

Certain Relationships and Related Transactions

Exchange and Shareholders Agreement

        JSG Packaging, the MDCP co-investors and certain additional co-investors, which we refer to as the additional co-investors, have entered into a Exchange and Shareholders Agreement, dated as of February 6, 2004, which we refer to as the "shareholders agreement." The shareholders agreement replaces the Subscription and Shareholders Agreement, dated as of September 5, 2002, among JSL, the MDCP co-investors and certain additional co-investors, which had substantially the same terms. The MDCP co-investors and the additional co-investors party thereto exchanged each ordinary share of JSL for one ordinary share of JSG Packaging and agreed to certain arrangements regarding their participation in JSG Packaging. Following is a summary of the material terms of the shareholders agreement.

        Transfer Obligations.    Each party to the shareholders agreement agrees that if requested by the holders of a majority of the shares held by the MDCP co-investors, which we refer to as the "MDCP majority," in connection with the financing of the offer, such party shall transfer to any other person directed by the MDCP majority a number of ordinary shares as directed by the MDCP majority. The price per ordinary share paid to such party will not be less than the per share price. Notwithstanding the foregoing, no party will be required to transfer a higher percentage of the ordinary shares owned by such party than the percentage of ordinary shares being transferred by the MDCP co-investors.

        Covenants.    Under the terms of the shareholders agreement and until the occurrence of an acceleration event, JSG Packaging undertakes to deliver to each party and to each other holder of at least 15% of the ordinary shares (i) monthly and quarterly unaudited consolidated statements of operations and cash flows of JSG Packaging and its subsidiaries, (ii) annual consolidated statements of operations and cash flows of JSG Packaging and its subsidiaries, and (iii) an annual budget prepared on a monthly basis for JSG Packaging and its subsidiaries.

        Preemptive Rights.    If JSG Packaging proposes to issue any additional ordinary shares or equity securities or equity equivalents that are convertible or exercisable into ordinary shares to the MDCP co-investors or any of their respective affiliates, which we refer to as the "new shares," each party will have the right to purchase all or part of a portion of the new shares equal to the product of (i) the total number of new shares proposed to be issued, multiplied by (ii) a fraction, the numerator of which is the number of class D convertible shares and ordinary shares held by such shareholder as of the date of the shareholders agreement and the denominator of which is the total number of class D convertible shares and ordinary shares which are held by all shareholders immediately prior to the proposed issuance.

        Restrictions on Transfer.    The shareholders agreement prohibits any party from transferring any of its ordinary shares, subject to certain exceptions such as pursuant to applicable laws of descent in the case of individuals and, in the case of a party which is a company or partnership, among its affiliates.

        Sale of JSG Packaging.    If JSG Packaging's board of directors and the MDCP majority approve a sale of JSG Packaging, which we refer to as an "approved sale," each party will vote for and consent to such approved sale and will take all necessary and desirable actions in connection with the consummation of the approved sale as requested by the board of directors, in each case subject to the satisfaction of certain conditions.

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

Registration Rights Agreement

        In connection with the exchange, each of the MDCP co-investors, the management investors, certain additional co-investors and JSG Packaging entered into the Registration Rights Agreement, dated as of February 6, 2004, which we refer to as the "registration rights agreement." The registration rights agreement replaces the Amended and Restated Registration Rights Agreement, dated as of September 5, 2002, entered into by the MDCP co-investors, the management investors, certain additional co-investors and JSL in connection with the JSG Acquisition, which had substantially the same terms.

        Demand Registrations.    Under the registration rights agreement, the holders of a majority of the registrable securities held by the MDCP co-investors and their affiliates have the right at any time (i) prior to an initial public offering of JSG Packaging's ordinary shares, to require JSG Packaging to register any or all of such securities under the U.S. Securities Act on Form F-1 or any similar long-form registration statement, which we refer to as a "long-form registration," at JSG Packaging's expense and (ii) after an initial public offering of JSG Packaging's ordinary shares, to require JSG Packaging to register any or all of their securities under up to three long-form registrations and if available, an unlimited number of registrations on Forms F-2 and F-3 or similar short-form registrations, which we refer to as "short-form registrations," at JSG Packaging's expense. We refer to each of these types of registrations as "demand registrations."

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

        Piggyback Registrations.    All holders of registrable securities are entitled to request the inclusion of such securities in any registration statement at JSG Packaging's expense whenever JSG Packaging proposes to register any offering of its equity securities (other than pursuant to a registration statement on Form F-4 or Form S-8 under the U.S. Securities Act) and the registration form to be used may be used for the registration of such registrable securities.

Corporate Governance Agreement

        In connection with the exchange, each of the MDCP co-investors, the management investors, certain additional co-investors, which we collectively refer to as the "investors," and JSG Packaging entered into a Corporate Governance Agreement, dated as of February 6, 2004, which we refer to as the "corporate governance agreement." The corporate governance agreement replaces the Amended and Restated Corporate Governance Agreement, dated as of September 5, 2002, entered into by the MDCP co-investors, the management investors, certain additional co-investors and JSL in connection with the JSG Acquisition, which had substantially the same terms.

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

  •
  four representatives designated by MDCP IV Global Investments LP, who we refer to as the "MDCP IV directors," and one representative designated by MDCP III Global Investments LP, whom we refer to as the "MDCP III director," be elected to the board of directors of JSG Packaging;

  •
  each of the management investors is elected to the board of directors of JSG Packaging;

  •
  at the election of the holders of a majority of the ordinary shares held by all MDCP co-investors, including any affiliates, which we refer to as the "MDCP majority," the composition of the board of directors of all or any of JSG Packaging's subsidiaries will be the same as, or as close to proportionally equivalent to that of, the board of directors of JSG Packaging;

  •
  in the event that any MDCP IV director or MDCP III director ceases to serve as a member of the board of directors, such vacancy will be filled by a representative designated by MDCP IV Global Investments LP or MDCP III Global Investments LP, as the case may be;

  •
  each management investor will resign or be removed as a member of JSG Packaging's board of directors, any board of directors of any subsidiary and any committees by a vote of a majority of ordinary shares then held by the investors if such management investor is no longer employed by JSG Packaging and its subsidiaries;

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

        Any management investor who, together with any affiliates or family members, owns (i) ordinary shares of JSG Packaging with an aggregate investment cost of not less than €50 million (which includes the investment cost in the underlying shares of JSL which were exchanged for shares of JSG Packaging) prior to any public listing of the ordinary shares of JSG Packaging or (ii) on or after a public listing of JSG Packaging's ordinary shares, a number of ordinary shares having an aggregate value of not less than €50 million or a number of ordinary shares with an aggregate investment cost of not less than 50% of the aggregate investment cost of the ordinary shares held by such investor and such investor's affiliates and family members as of the date for settlement of consideration after the offer was declared unconditional will have the collective right, together with any other management investors satisfying such requirements, to appoint one member of the board of directors of JSG Packaging, whom we refer to as the "purchased equity director."

        However, in the event that a purchased equity director becomes an employee of, serves as a director of or otherwise provides services for any person other than SSCC and its subsidiaries without the board of directors' consent, such person will be removed from the board of directors of JSG Packaging upon the written request of MDCP IV Global Investments LP.

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

Transactions with SSCC

        Spin-Off of SSCC Shares.    Prior to the spin-off of our SSCC shares, Smurfit International B.V., a wholly owned subsidiary of JSG, owned 71,638,462 shares, or approximately 29.3%, of SSCC's outstanding common stock. In connection with the spin-off by JSG to its shareholders of its SSCC common stock, Smurfit International B.V. sold its SSCC shares to JSG. The number of shares distributed in the spin-off were then delivered to SSCC and it instructed its transfer agent to cancel those shares and reissue the same number of shares of SSCC common stock in the names designated by JSG. The spin-off was approved by the JSG shareholders on July 29, 2002 and confirmed by the High Court of Ireland on August 27, 2002.

        SSCC Asset Swap.    On March 31, 2003, certain subsidiaries of JSG completed the purchase of substantially all of the assets that previously comprised SSCC's European operations for JSG's 50%

ownership interest in Smurfit MBI Canada and a cash payment of approximately €185 million. On February 14, 2003, we sold $205 million in aggregate principal amount of our 9 5/8% senior notes due 2012 to fund the cash consideration for the SSCC Asset Swap.

        In connection with the SSCC Asset Swap, we acquired three paper mills (located in Hoya and Viersen, Germany and Cordoba, Spain), 20 corrugated container plants (11 located in Germany, three in Spain, four in Belgium, one in The Netherlands and one in France), one contract packaging plant in the Netherlands and five reclamation plants located in Germany. The primary products produced in these facilities include corrugated containers, containerboard and coated recycled boxboard.

        Transactions with SSCC.    In the ordinary course of business, JSG sells products to and purchases products from, and may continue to sell products to and purchase products from, SSCC and its subsidiaries and affiliates on terms generally similar to those prevailing with unrelated parties. In addition, SSCC provides, and may continue to provide, JSG and certain of its affiliates with general management and elective management services under separate management services agreements.

        In addition, prior to the completion of the SSCC Asset Swap, JSG and SSCC operated in Europe pursuant to a joint management arrangement that was permissible under the antitrust rules of the European Union in light of their former affiliate status.

        Board Membership.    Mr. Anthony P.J. Smurfit was a director of SSCC prior to May 8, 2003, and Dr. Michael W.J. Smurfit was SSCC's Chairman of the Board and served on its board of directors prior to May 8, 2003. Each of these individuals retired from the SSCC board of directors on May 8, 2003. Dr. Michael W.J. Smurfit and Mr. Anthony P.J. Smurfit are officers and/or directors of JSL, JSG Packaging and JSG Holdings.

        For detailed financial information relating to transactions entered into with our associates, including SSCC, please see note 25 to the audited consolidated financial statements included elsewhere in this annual report.

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

Transaction Fees

        Madison Dearborn received a fee of approximately €38.0 million at the closing of the JSG Acquisition plus out-of-pocket expenses incurred in connection with the JSG Acquisition. Madison Dearborn may be paid additional fees from time to time in the future for providing management, consulting or advisory services and related expenses.

Effect of Capital Reduction on Certain Shareholders

        In connection with the payment to shareholders of JSG Packaging of substantially all of the net proceeds of the JSG Holdings offering, certain significant shareholders, directors and officers as shareholders of JSG Packaging received their pro rata portion of the payment. The MDP Investors, MidOcean Europe GP (Jersey) Limited, Dr. Michael W.J. Smurfit, Mr. Anthony P.J. Smurfit, Mr. Gary W. McGann, and Mr. Ian J. Curley have received approximately €202 million, approximately €32million, approximately €23 million, approximately €1.7 million, approximately €0.6 million, and approximately €0.6 million respectively, as a result of the share capital reduction.

Item 8.    Financial Information

Consolidated Statements and Other Financial Information

        See "Item 18. Financial Statements."

Legal Proceedings

        In addition to litigation arising in the ordinary course of business, we were involved in certain civil and criminal proceedings in Spain arising out of a past acquisition. In November 1988, a subsidiary of JSG acquired ICSA, a Spanish incorporated company, from a subsidiary of Torras. In early 1989, JSG acquired a 35% interest in another Spanish company, INPACSA, a former parent of ICSA. A number of individuals associated with Torras were charged by the public prosecutor in Madrid with diverting, for their own use, a substantial part of the purchase consideration paid by JSG for ICSA. The public prosecutor, on behalf of the minority shareholders of INPACSA, also claimed that certain transactions, including the transfer of ICSA by INPACSA which took place prior to JSG's acquisition of ICSA, caused damage to the minority shareholders of INPACSA. In 1998, the public prosecutor also charged JSG's Chairman, Dr. Michael W.J. Smurfit, as the representative of JSG, in these proceedings with respect to the alleged damage to the minority shareholders of INPACSA and Torras. A JSG subsidiary is also one of a number of parties against whom secondary civil liability had been claimed. JSG and Smurfit International B.V. have each indemnified Dr. Smurfit against loss or liability due to such proceedings. Bonds were posted with the Spanish court in the amount of €47 million, which equals the amount of alleged damages, excluding interest. The maximum estimated total exposure relating to the liabilities, including interest through December 31, 2002, was approximately €118 million, for which no reserve has been taken and which amount could accrue interest until payment of any final judgment. Preliminary proceedings commenced in March 2003 and on April 11, 2003, the court dismissed the proceedings against Dr. Smurfit, the JSG subsidiary and others. The bonds previously posted were released and the Spanish court has now taken a lien over certain Spanish assets pending final resolution of the case. The final decision of the court was handed down in March 2004 and confirmed the earlier dismissal with respect to Dr. Smurfit and the JSG subsidiary. The decision is being appealed to a higher court by two private complainants but not by the public prosecutor. We cannot assure you, however, that the consequences of any future adverse findings, if any, will not have a material adverse effect on our financial position or results of operations.

        We are also the subject of litigation in the Dominican Republic arising from the acquisition in 1996 of a controlling interest in a small local corrugator owned by Industria Cartonera Dominicana. The lawsuits, alleging damages in excess of $300 million, are brought by a local competitor who is claiming loss of potential profits, as a consequence of our entry to the market. He is also alleging breach of contract. In June 2004 we received an adverse ruling in our main lawsuit, which found for the original plaintiff but which made no determination as to damages. The damage amount has been left for yet another court to decide. We have appealed this ruling and are challenging a number of due process irregularities surrounding the ruling.

        We believe the foregoing lawsuits are without merit and are defending them vigorously.

        In July 2004, representatives of the Office of Fair Trading visited our UK operation. We understand that the investigation, which centers on the sheet-feeding business, was prompted by consumer complaints, which were filed during the UK Competition Commission's investigation of the March 2004 acquisition proposal by David S. Smith Limited for Linpac Limited, a competitor of our sheet feeding business. The investigation is looking into the high levels of pricing transparency which exist in the sector and which are a function of, inter alia, vertical integration, swaps and market concentration. We are co-operating fully with the ongoing investigation.

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

  •
  incur additional indebtedness;

  •
  create liens or other encumbrances; and

  •
  sell or otherwise dispose of assets and merge or consolidate another entity.

        In addition, the senior credit facility requires us to comply with certain financial covenants. You should read the discussions under the heading "Description of Certain Indebtedness—Senior Credit Facility" for further information about these covenants.

Significant Changes

Munksjö Specialties Disposal

        On December 22, 2004, we announced that we had signed a definitive agreement to sell our Munksjö specialties business to The EQT III Fund for approximately €450 million. On December 14, 2004 SCA (Svenska Cellullosa Aktiebolaget) announced that it had agreed to buy our Munksjö tissue business for approximately €28 million. The sale of our Munksjö specialties business to The EQT III Fund was completed on March 1, 2005 and the proceeds from the disposal have been used to pay down part of the term portion of our senior credit facility. The sale of our Munksjö tissue business is subject to customary closing conditions.

        The Munksjö specialty assets comprised pulp, décor paper, and specialty paper businesses and had sales from operations for 2004 of approximately €480 million. The Munksjö tissue assets being sold comprise two paper mills producing base paper for tissue and generated sales from operations of approximately €50 million in 2004.

        We are retaining the Munksjö containerboard and corrugated assets, located in Norway, Sweden and Poland, which comprise approximately 90,000 metric tons of containerboard and 150,000 metric tons of corrugated capacity.

Refinancing Transactions

        On January 13, 2005, JSG Funding commenced a tender offer to purchase for cash all outstanding existing 15.5% subordinated notes, which we refer to as the "tender offer." As of January 1, 2005, $211,110,848 aggregate principal amount of our 15.5% subordinated notes due 2013 and €140,740,568 aggregate principal amount of our 15.5% subordinated notes due 2013 were outstanding. In connection with the tender offer, we also solicited consents to amend the indentures governing the existing 15.5% subordinated notes to remove substantially all of the restrictive covenants thereunder. The tender offer was completed and the proposed amendments became operative on February 14, 2005. We intend to redeem the .01% of the 15.5% dollar subordinated notes not tendered pursuant to the tender offer in accordance with the terms and conditions of the indentures governing the existing 15.5% U.S. dollar subordinated notes. Under this indenture, the earliest we may redeem the 15.5% subordinated notes not tendered is October 1, 2005, at a redemption price of 108.0% of the aggregate principal amount of the existing 15.5% subordinated notes. All of the euro 15.5% subordinated notes were tendered. In January 2005, JSG completed an offering of approximately €370 million of 7.75% senior subordinated notes. JSG Funding applied the net proceeds from such offering to fund the purchase of its existing 15.5% subordinated notes pursuant to the tender offer and to pay related fees and expenses.

        In January 2005, JSG Holdings completed an offering of €325 million in aggregate principal amount of 11.5% senior Pay-in-kind notes due 2015 (the "PIK notes"), substantially all of the net proceeds of which were loaned to JSG Packaging, which, in turn, paid such net proceeds to its shareholders by means of a share capital reduction under Irish law. Neither JSG Funding nor any of its subsidiaries guarantee the PIK notes and thus the PIK notes are effectively subordinated to all debt and other liabilities and preferred stock, if any, of JSG Funding and its subsidiaries.

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

  Objects and Purposes of JSG

        The objects of JSG Funding, as set out more fully in clause 3 of its memorandum of association are as follows:

  •
  To carry on in any or all of its branches the business of manufacturing, producing, selling, exporting, importing and dealing in and with any and all kinds of paper, paperboard, cardboard, strawboard, plastic, paper substitutes and paper materials generally which may be manufactured or produced from any material or by any process or method and any and all ingredients, by-products and compounds thereof and all articles, commodities, materials or substances made of the foregoing may be utilized, including, without limiting the generality of the foregoing, cartons, boxes, gabs, packaging, books, insulating material, wall board, corrugated wrappers, plastic wrappers and containers, building supplies, stationer, toilet accessories, clothing and every other kind of goods, wares and merchandise in the manufacture, production or processing of which paper or its components or compositions might be employed and any and all materials that may be used or useful in connection with such manufacture or production.

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

  Purchase of Own Shares

        Subject to the provisions of the Irish Companies Acts and the Articles of Association, JSG Funding may purchase any of its shares (without any obligation to purchase on any pro rata basis as between shareholders of the same class) on such terms and conditions in such manner as the directors may determine. JSG Funding may cancel any shares so purchased, hold them as treasury shares or reissue any such shares. The manner in which shares can be purchased and held is described in Section 211 and Section 209 of the Companies Act, 1990.

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

        The revolving credit facility is being used for the working capital and general corporate purposes of JSG. The term loan A facility and the revolving credit facility may be used for letters of credit and other documentary credits and ancillary facilities. As at December 31, 2004, term loans in an aggregate amount of €1,356 million were available under the senior credit facility, approximately €187 million was undrawn as at December 31, 2004. The revolving credit facility will be available until September 2009. The indebtedness under the senior credit facility and related hedging arrangements is guaranteed and secured by a first priority security interest over all of the tangible and intangible assets of JSL, JSG Funding (other than the intercompany loan agreements) and certain exceptions. The senior credit facility contains customary covenants, including financial tests and maintenance covenants, and events of default. All of the euro 15.5% subordinated notes and approximately 99.9% of the dollar 15.5% subordinated notes were tendered in a tender offer and redeemed on February 14, 2005.

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

        Equity Warrants.    Holders of the 15.5% subordinated notes received warrants to purchase, in the aggregate, 1.0% of the outstanding ordinary shares of JSL, inclusive of the ordinary shares issuable upon the exercise of the warrants, at the price of €0.001 per ordinary shares, subject to certain anti-dilution protections. The warrants were issued pursuant to a Warrant Agreement, dated as of October 2, 2002, by and among JSL, Deutsche Bank Trust Company Americas, as Warrant Agent, Deutsche Bank AG London, as Co-Warrant Agent and MDCP Co-Investors (as defined therein), as amended by the First Amendment to Warrant Agreement, dated as of March 31, 2003, among the Company, the Warrant Agent and the Co-Warrant Agent, and as supplemented by the Supplemental Warrant Agreement, dated as of February 6, 2004, among JSL, the Warrant Agent, the Co-Warrant Agent and JSG Packaging. The warrants have separated from the 15.5% subordinated notes and will expire on October 1, 2013. In addition, the holders of warrants are entitled to certain registration rights, tag-along rights and drag-along obligations.

        2005 Refinancing Transactions.    The following contract was entered into by the parties named below as part of the Refinancing Transactions to finance the repayment of the 15.5% Subordinated Notes due 2013 of JSG Funding.

        7.75% Senior Subordinated Notes due 2015 of JSG Funding.    JSG Funding issued the 7.75% euro senior subordinated notes in an aggregate principal amount of €217.5 million under a Euro Indenture, dated January 31, 2005, between JSG Funding and Deutsche Bank Trust Company Americas, as trustee, Deutsche Bank Luxembourg S.A., as paying agent and transfer agent, and Deutsche Bank AG London, as principal paying agent and transfer agent, and issued the 7.75% dollar senior subordinated notes in an aggregate principal amount of $200 million under a Dollar Indenture, dated as of January 31, 2005, between JSG Funding and Deutsche Bank Trust Company Americas, as trustee, and Deutsche Bank Luxembourg S.A., as paying agent and transfer agent. The senior subordinated notes mature on April 1, 2015 and bear interest at a rate equal to 7.75% per annum. Through maturity, the interest on the subordinated notes is payable each April 1 and October 1 in cash. The senior subordinated notes are unsecured obligations of JSG Funding and are subordinated in right of payment to all existing and future senior indebtedness of JSG Funding. The subordinated notes are not guaranteed by any of JSG Funding's subsidiaries. As a result, they also effectively rank behind all current and future liabilities, including trade payables, of JSG Funding's subsidiaries. The indentures governing the senior subordinated notes contain customary covenants and events of default.

        Management Arrangements.    In connection with the JSG Acquisition, each of the executive officers of JSG entered into an employment agreement and management equity agreement with JSL.

The management employment agreements and the management equity agreement was amended and restated in February 2004 in connection with the formation of JSG Packaging. A detailed description of each of these contracts is set forth in this Form 20-F under Item 6 under the captions "Management Employment Agreements" and "Management Equity Agreements."

        Investor Arrangements.    In connection with the JSG Acquisition, substantially all of the investors in the JSG Acquisition (including the management investors) entered into a number of agreements relating to their equity investment in JSL. Each of these agreements were amended and restated in February 2004 in connection with the formation of JSG Packaging. A detailed description of each of these contracts is set forth in this Form 20-F under Item 6 under the captions "Subscription and Shareholder Agreement," "Registration Rights Agreement" and "Corporate Governance Agreement."

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

(a)
by or through a non-Irish paying agent; or

(b)
by or through an Irish paying agent and:

(i)
the notes are held in a recognized clearing system such as Euroclear, or Clearstream, Luxembourg, or DTC; or

(ii)
an appropriate form of declaration of non-residence is provided to the paying agent by or on behalf of the person who is the beneficial owner of the notes and entitled to the interest (or, where the provisions of Irish tax legislation deem the interest to be that of some other person, by that person); or

(2)
the interest is paid in the ordinary course of a trade or business of JSG Funding and the holder is an "excluded company". An excluded company for these purposes is a company which is tax resident in a Member State of the European Union, or in a territory with which Ireland has a double tax treaty, is not tax resident in Ireland, does not carry on a trade or business in Ireland through a branch or agency with which the interest is connected, and has provided the required confirmation of same to JSG Funding on or before the date on which the interest is paid; or

(3)
the holder is resident in a jurisdiction which has concluded a double tax treaty with Ireland which provides that payment of interest may be paid either without deduction or withholding or with reduced withholding in respect of taxes and the holder is entitled to the benefit of that exemption from, or, as the case may be, reduction of withholding tax and has made all the requisite filings with the appropriate authorities to obtain relief under that treaty in advance of any interest payment.

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

Item 11.    Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Market Risk

        We are exposed to changes in interest rates. Our senior credit facility is variable rate debt. Interest rate changes therefore generally do not affect the market value of such debt but do impact the amount of our interest payments and, therefore, our future earnings and cash flows, assuming other factors are held constant. As at December 31, 2004, we had variable rate debt of approximately €849 million. Holding other variables constant, including levels of indebtedness, a one percentage point increase in interest rates would have had an estimated impact on pre-tax earnings of approximately €8 million. Under the terms of our senior credit facility, we have entered into one or more interest rate protection agreements establishing a fixed maximum interest rate with respect to some of the outstanding term loan borrowing under the senior credit facility. We are required to keep these agreements or their replacements in place for at least two years after the closing of the transactions.

Currency Sensitivity

        The consolidated group operates in the following principal currency areas: the euro, the U.S. dollar, the Swedish Krona and sterling. At the end of 2004, 29% of our net assets were denominated in currencies other than the euro, as compared to 25% at year-end 2003. In 2004, we reported a translation gain of €15 million on our foreign currency net assets, compared to a translation gain of €59 million in 2003. We believe that a strengthening of the euro exchange rate by 10% against all other foreign currencies from December 31, 2004 would reduce the shareholders' equity at the end of 2004 by approximately €23 million (as compared to €21 million at end of 2003).

Commodity Pricing Risks

        We are exposed to commodity price risks through our dependence on OCC, the principal raw material used in the manufacture of containerboard. The price of OCC is dependent on both demand and supply conditions. Demand conditions include the production of recycled containerboard in Europe and the demand for OCC for the production of recycled containerboard outside of Europe, principally in Asia. Supply conditions include the rate of recovery of OCC, itself dependant on historic pricing related to the cost of recovery, and have some slight seasonal variations.

        Just over 1.05 metric tons of OCC are required to manufacture 1.0 metric tons of recycled containerboard. Consequently, an increase in the price of OCC of, for example, €20 per metric ton would increase the cost of production of recycled containerboard by €21 per metric ton. Historically, increases in the cost of OCC have led to a rapid rise in the price of recycled containerboard, with a lag of one to two months.

        The price of OCC in Europe has peaked dramatically twice in recent years—in June 2002 and in April 2003. In each case, a relatively low level of supply was matched with a relatively high level of demand, principally caused by increased demand from Asia. In the first case, the free-on-board price rose to over €150 per metric ton. Within a period of three months, supply and demand conditions leveled to return the price to around €100 per metric ton. In the second case, the spike was even more rapid with waste prices falling back to previous levels almost immediately. In 2004, the price per metric ton has remained relatively stable.

        The table below provides information about the European OCC price per metric ton at and for the years ended December 31, 2001, 2002, 2003 and 2004.

Free-on-Board OCC Price per Metric Ton

	As of and for the Year Ended December, 31
	2001	2002	2003	2004
	(euro)
Price at the end of the period	100	119	100	97
Average price during period	95	124	112	102
Highest price during period	100	156	135	107
Lowest price during period	87	100	99	97

        The cost of producing our products is also sensitive to the price of energy. Energy prices, in particular oil and natural gas, have experienced significant volatility in recent years, with a corresponding effect on our production costs. Two significant increases occurred in the last four years. In January 2001, natural gas prices reached a high of nearly $10.00 per million British thermal units, or "mmBtu," compared to a historical 10-year average of $2.61 per mmBtu. Natural gas prices normalized in the second half of 2001. In 2004, gas prices reached $6.00 per mmBtu in March 2004, rising to a peak of almost $10.00 in October 2004 before falling again to $6.80 per mmBtu by the end of the year. Energy prices may not remain at current rates and may rise to higher levels, in which case our production costs, competitive position and results of operations could be adversely affected thereby.

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

        The successful management of our currency and interest rate exposure depends on a variety of factors, some of which are outside of our control. We are exposed to the impact of interest rate changes and foreign currency fluctuations due to our investing and funding activities and our operations in foreign currencies. We manage interest rate exposure to achieve an appropriate balance of fixed and variable rate funding. To achieve this objective, we enter into interest rate swaps, options and forward rate agreements. Interest rate swap agreements are used to change the interest payable or receivable on our underlying borrowing and cash from variable to fixed rate or from fixed to variable rate. At December 31, 2004, the proportion of our total borrowing that was at fixed interest rates was 73% (as compared to 70% at December 31, 2003 and 65% at December 31, 2002).

        The fair value of our interest rate swap agreements at December 31, 2004, 2003 and 2002 was €(57.4) million, €(13.8) million and €(1.1) million, respectively. See note 20 to the consolidated financial statements included elsewhere in this document. The weighted average interest rate on our total borrowing as of December 31, 2004 was 7.91% (as compared to 7.89% at December 31, 2003 and 8.15% at December 31, 2002).

        Certain of our currency swaps are not designated as hedges under SFAS No. 133 due to the fact that the maturity dates of the underlying debt do not match the maturity dates of the swap transactions. The cash flows on these swaps do however economically hedge US dollar cash flows on the underlying debt for the period of the swap by effectively converting the underlying US dollar cash flows on the debt into euro cash flows.

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

Item 16C.    Principal Accountant Fees and Services

	2004	2003
	€000	€000
Audit Fees(1)	4,190	4,083
Audit Related Fees(2)	318	198
Tax Fees(3)	1,462	3,158
All Other Fees	870	105

	€6,840	€7,544

(1)
Audit fees consist of audit work performed in the preparation of financial statements as well as work generally only the independent auditor can reasonably be expected to provide, such as statutory audits and review of SEC filings.

(2)
Audit related fees consist primarily of audits of subsidiaries requested by the Company which was not required by statute or regulation and due diligence relating to business combinations.

(3)
Tax fees for 2004 and 2003 represents fees related to tax compliance (tax returns, refunds and payment planning) and for tax consultation and planning which provided, or are expected to provide, benefits to the Company in excess of the fees paid.

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

Item 16E.    Purchases of Equity Securities by the Issuer

        Not applicable.

Item 17.    Financial Statements

        Not applicable.

Item 18.    Financial Statements

        The following financial statements and related schedules, together with the reports thereon of Ernst & Young, are filed as part of this annual report.

Page
JSG Funding
Report of Independent Registered Public Accounting Firm	F-2

Consolidated Statements of Operations for the year ended December 31, 2004; for the year ended December 31, 2003; for the period from September 3, 2002 through December 31, 2002; and for the period from January 1, 2002 through September 2, 2002	F-3

Consolidated Statements of Total Recognized Gains and Losses for the year ended December 31, 2004; for the year ended December 31, 2003; for the period from September 3, 2002 through December 31, 2002; and for the period from January 1, 2002 through September 2, 2002	F-4
Consolidated Balance Sheets as at December 31, 2004 and 2003	F-5
Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 2004, 2003 and 2002	F-6

Consolidated Statements of Cash Flows for the year ended December 31, 2004; for the year ended December 31, 2003; for the period from September 3, 2002 through December 31, 2002; and for the period from January 1, 2002 through September 2, 2002;	F-7
Notes to the Consolidated Financial Statements	F-8
JSG Acquisitions
Report of Independent Registered Public Accounting Firm	F-75

Consolidated Statements of Operations for the year ended December 31, 2004; for the year ended December 31, 2003; for the period from September 3, 2002 through December 31, 2002; and for the period from January 1, 2002 through September 2, 2002	F-76

Consolidated Statements of Total Recognized Gains and Losses for the year ended December 31, 2004; for the year ended December 31, 2003; for the period from September 3, 2002 through December 31, 2002; and for the period from January 1, 2002 through September 2, 2002	F-77
Consolidated Balance Sheets as at December 31, 2004 and 2003	F-78
Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 2004, 2003 and 2002	F-79

Consolidated Statements of Cash Flows for the year ended December 31, 2004; for the year ended December 31, 2003; for the period from September 3, 2002 through December 31, 2002; and for the period from January 1, 2002 through September 2, 2002;	F-80
Notes to the Consolidated Financial Statements	F-81
JSG Funding
Schedule II—Valuation and Qualifying Accounts for the year ended December 31, 2004; for the year ended December 31, 2003; and for the period from September 3, 2002 through December 31, 2002	S-1
JSG Acquisitions
Schedule II—Valuation and Qualifying Accounts for the year ended December 31, 2004; for the year ended December 31, 2003; and for the period from September 3, 2002 through December 31, 2002	S-2

Item 19.    Exhibits

        The following exhibits are filed as part of this annual report:

1.1	Memorandum and Articles of Association of JSG Funding plc.
2.1
Euro Indenture, dated January 31, 2005, among JSG Funding plc, Deutsche Bank Trust Company Americas, as Trustee, Registrar and Paying Agent, Deutsche Bank Luxembourg S.A., as Paying Agent and Transfer Agent and Deutsche Bank AG acting through its London Branch, as Principal Paying Agent and Transfer Agent, relating to the 7.75% euro senior subordinated notes.
2.2
Dollar Indenture, dated January 31, 2005, among JSG Funding plc, Deutsche Bank Trust Company Americas, as Trustee, Registrar and Paying Agent, and Deutsche Bank Luxembourg S.A., as Paying Agent and Transfer Agent, relating to the 7.75% dollar senior subordinated notes.
2.3
Euro Registration Rights Agreement, dated January 31, 2005, among JSG Funding plc and Deutsche Bank AG London and Citigroup Global Markets Limited, as initial purchasers, relating to the 7.75% euro senior subordinated notes.
2.4
Dollar Registration Rights Agreement, dated January 31, 2005, among JSG Funding plc and Deutsche Bank AG London and Citigroup Global Markets Limited, as initial purchasers, relating to the 7.75% dollar senior subordinated notes.
2.5
Euro Deposit and Custody Agreement, dated January 31, 2005, among JSG Funding plc, Deutsche Bank Trust Company Americas, as Book-Entry Depositary and Note Custodian, relating to the 7.75% euro senior subordinated notes.
2.6
Dollar Deposit and Custody Agreement, dated January 31, 2005, among JSG Funding plc, Deutsche Bank AG acting through its London Branch, as Book-Entry Depositary and Note Custodian, relating to the 7.75% dollar senior subordinated notes.
2.7
Euro Indenture, dated September 30, 2002, among MDP Acquisitions plc (now known as JSG Funding plc), MDCP Acquisitions I (now known as JSG Acquisitions), Deutsche Bank Trust Company Americas, as Trustee, Registrar and Paying Agent, Deutsche Bank Luxembourg S.A., as Paying Agent and Transfer Agent, and Deutsche Bank AG London, as Principal Paying Agent and Transfer Agent, relating to the euro senior notes issued on September 30, 2002 (incorporated by reference to Exhibit 4.3 to the registrant's registration statement on Form F-4 (File No. 333-101456), filed on November 25, 2002).
2.8
Dollar Indenture, dated September 30, 2002, among MDP Acquisitions plc (now known as JSG Funding plc), MDCP Acquisitions I (now known as JSG Acquisitions), Deutsche Bank Trust Company Americas, as Trustee, Registrar and Paying Agent, and Deutsche Bank Luxembourg S.A., as Paying Agent and Transfer Agent, relating to the dollar senior notes issued on September 30, 2002 (incorporated by reference to Exhibit 4.4 to the registrant's registration statement on Form F-4 (File No. 333-101456), filed on November 25, 2002).
2.9
Supplemental Indenture, dated February 14, 2003, among MDP Acquisitions plc (now known as JSG Funding plc), MDCP Acquisitions I (now known as JSG Acquisitions) and Deutsche Bank Trust Company Americas, as Trustee, relating to the euro senior notes (incorporated by reference to Exhibit 4.15 to the registrant's registration statement on Form F-4 (File No. 333-104617), filed on April 17, 2003).
2.10
Supplemental Indenture, dated February 14, 2003, among MDP Acquisitions plc (now known as JSG Funding plc), MDCP Acquisitions I (now known as JSG Acquisitions), and Deutsche Bank Trust Company Americas, as Trustee, relating to the dollar senior notes (incorporated by reference to Exhibit 4.14 to the registrant's registration statement on Form F-4/A (File No. 333-101456), filed on March 5, 2003).

2.11
Euro Deposit and Custody Agreement, dated September 30, 2002, between MDP Acquisitions plc (now known as JSG Funding plc) and Deutsche Bank AG London as the Euro Book-entry Depositary and the Euro Custodian, relating to the euro senior notes (incorporated by reference to Exhibit 4.5 to the registrant's registration statement on Form F-4 (File No. 333-101456), filed on November 25, 2002).
2.12
Dollar Deposit and Custody Agreement, dated September 30, 2002, between MDP Acquisitions plc (now known as JSG Funding plc) and Deutsche Bank Trust Company Americas as the Dollar Book-entry Depositary and the Dollar Custodian, relating to the dollar senior notes (incorporated by reference to Exhibit 4.6 to the registrant's registration statement on Form F-4 (File No. 333-101456), filed on November 25, 2002).
4.1
Purchase Agreement, dated January 12, 2005, among JSG Funding plc and Deutsche Bank AG London and Citigroup Global Markets Limited, as initial purchasers, relating to the 7.75% senior subordinated notes (incorporated by reference to the registrant's current report on Form 8-K (File No. 333-101456), filed on January 18, 2005).
4.2
Senior Credit Facility dated as of September 12, 2002 by and among MDCP Acquisitions plc (now known as Jefferson Smurfit Group Limited), MDCP Acquisitions I (now known as JSG Acquisitions), MDP Acquisitions plc (now known as JSG Funding plc), Deutsche Bank AG London, Merrill Lynch International, Merrill Lynch Capital Corporation, JPMorgan Chase Bank, ABN AMRO Bank N.V., AIB Capital Markets, plc, Bank of America N.A., The Governor and Company of the Bank of Ireland, The Governor and Company of the Bank of Scotland, Credit Lyonnais, Bayerische Hypo- und Vereinsbank AG, London Branch and Lehman Commercial Paper Inc. (incorporated by reference to Exhibit 99(b)(1) to the Schedule TO/A filed by Jefferson Smurfit Group plc on September 16, 2002 (File No. 005-78329)).
4.3
Bridge Facility dated September 10, 2002 by and among MDP Acquisitions plc (now known as JSG Funding plc), Deutsche Bank AG London, Merrill Lynch Capital Corporation, JPMorgan Chase Bank, Lehman Commercial Paper Inc. and ABN AMRO Bank N.V. (incorporated by reference to Exhibit 99(b)(2) to the Schedule TO/A filed by Jefferson Smurfit Group plc on September 16, 2002 (File No. 005-78329)).
4.4
Priority Agreement dated September 16, 2002, as amended September 27, 2002, among MDCP Acquisitions Limited (now known as Jefferson Smurfit Group Limited), MDP Acquisitions plc (now known as JSG Funding plc) and certain affiliated companies, Deutsche Bank AG London and certain other parties thereto (incorporated by reference to Exhibits 10.3 and 10.6 of the registrant's registration statement on Form F-4 (File No. 333-101456), filed on November 25, 2002).
4.5
Intercompany Loan Agreement, entered into on September 16, 2002, as amended September 27, 2002, between MDP Acquisitions plc (now known as JSG Funding plc) and MDCP Acquisitions I (now known as JSG Acquisitions) (incorporated by reference to Exhibit 10.5 of the registrant's registration statement on Form F-4 (File No. 333-101456), filed on November 25, 2002).
4.6	Intercompany Loan Agreement, dated February 14, 2003, between MDP Acquisitions plc (now known as JSG Funding plc) and MDCP Acquisitions I (now known as JSG Acquisitions).
4.7
Priority Agreement, dated February 14, 2003, among MDCP Acquisitions Limited (now known as Jefferson Smurfit Group Limited), MDP Acquisitions plc (now known as JSG Funding plc) and certain affiliated companies, Deutsche Bank AG London and certain other parties thereto.

4.8	Intercompany Loan Agreement, dated January 31, 2005, between JSG Funding plc, as Lender, and JSG Acquisitions, as Borrower.
4.9	Priority Agreement, dated January 31, 2005, among Jefferson Smurfit Group Limited and certain of its subsidiaries, Deutsche Bank AG London and certain other parties thereto.
4.10	Management Equity Agreement dated as of February 6, 2004 among JSG Packaging Limited and each of Gary McGann, Anthony P.J. Smurfit, Ian J. Curley and Dr. Michael W.J. Smurfit.
4.11	Registration Rights Agreement dated as of February 6, 2004 among JSG Packaging Limited, each of the MDCP co-investors and each of the other investors listed on the schedule thereto.
4.12
Corporate Governance Agreement dated as of February 6, 2004 among JSG Packaging Limited, each of the MDCP co-investors, Dr. Michael W.J. Smurfit, Gary McGann, Anthony P.J. Smurfit, Ian J. Curley and each of the investors listed on the schedule thereto.
4.13	JSG Packaging Limited 2004 Management Equity Plan, adopted by the board of directors of JSG Packaging Ltd on February 6, 2004.
4.14	Exchange and Shareholders Agreement, dated February 6, 2004, among JSG Packaging Limited and certain other parties thereto.
8.1	List of Subsidiaries.
11.1	Code of Ethics (incorporated by reference to Exhibit 11.1 of the registrant's annual report on Form 20-F (File No. 333-101456), filed on April 19, 2004).
12.1	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rules 13a-14(a) or 15d-14(a) of the Exchange Act.
13.1	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rules 13a-14(b) or 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

Signatures

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

JSG Funding plc
/s/ I. J. CURLEY I. J. Curley Chief Financial Officer Date: April 28, 2005.

INDEX TO FINANCIAL STATEMENTS

PREDECESSOR OPERATIONS AND JSG FUNDING

        Audited Consolidated Financial Statements of Jefferson Smurfit Group plc and Subsidiary Companies for the period from January 1, 2002 through September 2, 2002 and of JSG Funding plc and Subsidiary Companies as of December 31, 2004 and 2003 and for the years ended December 31, 2004 and 2003 and for the period from June 12, 2002 through December 31, 2002:

PREDECESSOR OPERATIONS AND JSG ACQUISITIONS

        Audited Consolidated Financial Statements of Jefferson Smurfit Group plc and Subsidiary Companies for the period from January 1, 2002 through September 2, 2002 and of JSG Acquisitions and Subsidiary Companies as of December 31, 2004 and 2003 and for the year ended December 31, 2004 and 2003 and for the period from June 14, 2002 through December 31, 2002:

JSG Funding plc and Subsidiary Companies

Report of Independent Registered Public Accounting Firm

To the Board of Directors

JSG Funding plc

        We have audited the accompanying consolidated balance sheets of JSG Funding plc (successor company) and subsidiaries (the "Company") as of December 31, 2004 and December 31, 2003, and the related consolidated statements of operations, total recognized gains and losses, changes in shareholders' equity, and cash flows for each of the two years in the period ended December 31, 2004 and for the period from June 12, 2002 to December 31, 2002. We have also audited the related consolidated statements of operations, total recognized gains and losses, changes in shareholders' equity and cash flows of Jefferson Smurfit Group plc (predecessor company) and subsidiaries for the eight month and two day period ended September 2, 2002. Our audits also included the financial statement schedule listed in the Index at Item 18. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

        We conducted our audits in accordance with Auditing Standards issued by the Auditing Practices Board for use in Ireland and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of JSG Funding plc (successor company) and subsidiaries at December 31, 2004 and December 31, 2003, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2004 and for the period from June 12, 2002 to December 31, 2002, and the consolidated results of operations and cash flows of Jefferson Smurfit Group plc (predecessor company) for the eight month and two day period ended September 2, 2002, in conformity with accounting principles generally accepted in Ireland, which differ in certain respects from those followed in the United States of America (see Note 37 of Notes to the Consolidated Financial Statements). Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

Ernst & Young

Dublin, Ireland.

April 28, 2005

JSG Funding plc and Subsidiary Companies

Consolidated Statements of Operations

		Successor			Predecessor
	Note	2004	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002
		€000	€000	€000	€000
Net sales	3
Continuing operations		4,293,540	4,159,166	1,264,832	2,523,477
Discontinued operations		511,542	587,149	310,743	610,603

		4,805,082	4,746,315	1,575,575	3,134,080
Cost of sales		3,473,299	3,419,820	1,145,857	2,272,287

Gross profit		1,331,783	1,326,495	429,718	861,793
Net operating expenses	4	1,010,564	982,345	284,005	656,419
Reorganization and restructuring costs	5	39,430	35,006	11,978	12,484

Operating income subsidiaries
Continuing operations		224,062	261,228	108,013	156,634
Discontinued operations		57,727	47,916	25,722	36,256

		281,789	309,144	133,735	192,890
Share of associates' operating income		12,611	12,155	7,224	117,473
Share of associates' restructuring costs	5	—	—	—	(7,541)

Total operating income		294,400	321,299	140,959	302,822
Income on sale of assets and businesses—continuing	5	22,173	5,560	—	20,440
Interest income		8,335	11,631	5,230	10,286
Interest expense	7	(293,641)	(309,368)	(92,718)	(65,881)
Finance costs on debt repurchased		(5,697)	—	—	—
Other financial expense	24	(15,718)	(15,266)	(10,775)	—
Share of associates' net interest		(1,301)	(2,062)	(386)	(74,387)

Income before taxes and equity minority interests	8	8,551	11,794	42,310	193,280
Taxes on income	9	26,973	62,354	31,395	77,889

(Loss)/income before equity minority interests		(18,422)	(50,560)	10,915	115,391
Equity minority interests		16,067	16,768	9,061	19,969

Net (loss)/income for the period(1)		€(34,489)	€(67,328)	€1,854	€95,422

(1)
A summary of the significant adjustments to net (loss)/income which would be required if accounting principles generally accepted in the United States had been applied instead of those generally accepted in Ireland is given in Note 37.

The Notes to the Consolidated Financial Statements are an integral part of these Financial Statements.

JSG Funding plc and Subsidiary Companies

Consolidated Statements of Total Recognized Gains and Losses

	Successor			Predecessor
	2004	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002
	€000	€000	€000	€000
(Loss)/income for the period
Group	(38,433)	(71,927)	(2,165)	84,060
Associates	3,944	4,599	4,019	11,362

	(34,489)	(67,328)	1,854	95,422

Translation adjustments on foreign currency net investments
Group	15,222	58,982	7,444	(144,099)

Actuarial (loss)/gain recognized in retirement benefit schemes	(6,988)	25,603	4,407	—

Total recognized gains and losses
Group	(30,199)	12,658	9,686	(60,039)
Associates	3,944	4,599	4,019	11,362

	€(26,255)	€17,257	€13,705	€(48,677)

Note of Historical Cost Profits and Losses

        The results disclosed in the Consolidated Statements of Operations are not materially different to the results based on an unmodified historical basis.

The Notes to the Consolidated Financial Statements are an integral part of these Financial Statements.

JSG Funding plc and Subsidiary Companies

Consolidated Balance Sheets

	Note	2004	2003
		€000	€000
Assets
Current assets
Cash	10	248,033	179,067
Accounts receivable and prepayments	11	925,048	911,443
Amounts due by affiliates		395	—
Amounts due by affiliates after more than one year		270,552	277,264
Inventories	12	452,166	477,432

Total current assets		1,896,194	1,845,206

Fixed assets
Investments	13	81,895	80,642
Property, plant and equipment	14	2,334,858	2,435,946
Intangible assets	15	1,455,130	1,455,133

Total fixed assets		3,871,883	3,971,721

Total assets		€5,768,077	€5,816,927

Liabilities, minority interests and shareholders' equity
Current liabilities
Bank loans, overdrafts and other borrowing	19	104,841	133,815
Accounts payable and accrued liabilities	16	1,064,831	1,044,642

Total current liabilities		1,169,672	1,178,457
Non current liabilities
Long term debt and other long term liabilities	18	2,959,840	3,022,350
Amounts due to affiliates		7,372	1,702
Provisions for liabilities and charges	20	221,403	234,952
Pension liabilities	24	411,237	355,309
Capital grants deferred		14,260	15,155
Minority interests (equity interests)		115,192	113,646

Total liabilities and minority interests		4,898,976	4,921,571

Shareholders equity(1)
Share capital		40	40
Other reserves		946,002	930,780
Retained deficit		(76,941)	(35,464)

Shareholders' equity		869,101	895,356

Total liabilities, minority interests and shareholders' equity		€5,768,077	€5,816,927

(1)
A summary of the significant adjustments to shareholders' equity which would be required if accounting principles generally accepted in the United States had been applied instead of those generally accepted in Ireland is given in Note 37.

The Notes to the Consolidated Financial Statements are an integral part of these Financial Statements.

JSG Funding plc and Subsidiary Companies

Consolidated Statements of Changes in Shareholder's Equity

        JSG Funding was incorporated on June 12, 2002, with an authorized share capital of 100,000 shares of €1 each, of which 40,000 were issued. On September 2, 2002, the shares were redesignated as 100,000,000 ordinary shares of €0.001 each.

	Share capital	Other reserves(1)	Retained (deficit)/earnings	Total shareholders' equity
	€000	€000	€000	€000
Shares issued	40	—	—	40
Capital contribution	—	864,354	—	864,354
Income	—	—	1,854	1,854
Actuarial gain recognized in retirement benefit schemes	—	—	4,407	4,407
Currency translation adjustments	—	7,444	—	7,444

Balance at December 31, 2002	40	871,798	6,261	878,099
Loss	—	—	(67,328)	(67,328)
Actuarial gain recognized in retirement benefit schemes	—	—	25,603	25,603
Currency translation adjustments	—	58,982	—	58,982

Balance at December 31, 2003	40	930,780	(35,464)	895,356
Loss	—	—	(34,489)	(34,489)
Actuarial loss recognized in retirement benefit schemes	—	—	(6,988)	(6,988)
Currency translation adjustments	—	15,222	—	15,222

Balance at December 31, 2004	€40	€946,002	€(76,941)	€869,101

(1)
Other reserves of €864,354,000 are comprised of the following:

        An investment of €731,960,000 by Madison Dearborn Partners LLC and its affiliates, certain other co-investors and certain members of management by way of capital contributions; a capital contribution by JSL of €125,000,000. JSL obtained the funds for this contribution by way of a loan from the newcos which they borrowed under a bank credit facility. The newcos borrowing was non recourse to JSG Funding and was fully paid in December 2003; the remaining €7,394,000 represents the value ascribed to the warrants to purchase shares in JSL issued as part of the PIK units (see Note 19).

The Notes to the Consolidated Financial Statements are an integral part of these Financial Statements.

JSG Funding plc and Subsidiary Companies

Consolidated Financial Statements of Cash Flows

		Successor			Predecessor
	Note	2004	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002
		€000	€000	€000	€000
Net cash flow from operating activities	26	640,929	690,964	271,698	356,514

Dividends received from associates		2,989	1,258	1,552	4,060

Returns on investments and servicing of finance
Interest received		8,370	11,689	5,597	11,328
Interest paid		(234,540)	(252,382)	(58,211)	(70,654)
Interest paid on finance leases		(1,962)	(2,164)	(605)	(1,151)
Other financial interest paid		(15,718)	(15,266)	(10,775)	—
Dividends to minority interests		(5,707)	(7,496)	(5,259)	(8,222)
Deferred debt issuance costs		(5,814)	(7,558)	(129,819)	—

		(255,371)	(273,177)	(199,072)	(68,699)

Taxation
Irish corporation tax paid		(8,515)	2,616	(315)	(9,625)
Overseas tax paid		(50,249)	(61,589)	(35,708)	(83,986)
Overseas tax refunded		21,433	—	—	—

		(37,331)	(58,973)	(36,023)	(93,611)

Capital expenditure and financial investment
Purchase of tangible fixed assets		(206,466)	(207,518)	(91,139)	(119,620)
Less new finance leases		2,963	—	—	—

		(203,503)	(207,518)	(91,139)	(119,620)
Capital grants received		1,874	1,995	919	2,460
Purchase of other investments		(772)	(1,052)	(1,600)	(4,963)
Retirement of fixed assets	29	36,388	44,895	1,513	917

		(166,013)	(161,680)	(90,307)	(121,206)

Acquisitions and disposals
Purchase of subsidiaries and minorities	32	(2,731)	(102,081)	(2,495,618)	(320,640)
Deferred acquisition consideration		(2,390)	(54,773)	—	—
Business disposals		—	4,596	—	25,207
Receipts/(advances) from/to affiliates		11,934	(28,206)	(14,890)	—
Investments in and advances to associates		(1,194)	(82)	(6,311)	(1,631)

		5,619	(180,546)	(2,516,819)	(297,064)

Equity dividends paid	28	—	—	(255)	(50,662)

Cash inflow/(outflow) before use of liquid resources and financing		190,822	17,846	(2,569,226)	(270,668)

Management of liquid resources		(16,989)	18,889	(10,521)	239,468

Financing
Issue of shares including minorities		27	—	870,013	5,796
(Decrease)/increase in term debt	30	(111,101)	(2,142)	1,699,908	42,651
Advances from/(to) JSL		1,102	410	(6,681)	—
Capital elements of finance leases repaid		(13,576)	(5,689)	(2,031)	(4,945)

		(123,548)	(7,421)	2,561,209	43,502

Increase/(decrease) in cash		€50,285	€29,314	€(18,538)	€12,302

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

JSG Funding plc and Subsidiary Companies

Notes to the Consolidated Financial Statements

1 Basis of preparation

        On July 5, 2002, JSG Acquisitions, a wholly owned subsidiary of JSG Funding plc ("JSG Funding"), commenced a public tender offer (the offer) for all of the issued and to be issued share capital of Smurfit Packaging Corporation Ltd ("JSG"). On September 3, 2002, JSG Acquisitions declared the offer unconditional in all respects. JSG Acquisitions subsequently acquired all of the ordinary shares of JSG, completing the acquisition in October 2002.

        At the time the offer was declared unconditional, JSG distributed to its shareholders by way of a share capital reduction its 29.3% interest in Smurfit-Stone Container Corporation ("SSCC"). We refer to that distribution as the "spin-off". In connection with the acquisition, certain non-operating assets and non-core operating assets of JSG were transferred, in exchange for intercompany notes, to newly formed, wholly owned subsidiaries of Jefferson Smurfit Group Ltd ("JSL"). We refer to these subsidiaries collectively as the "newcos". On October 2, 2002, the newcos borrowed €125 million under a bank credit facility, which was non-recourse to JSG Funding. The newcos then loaned the proceeds to JSL, and JSL used them to make a capital contribution to JSG Funding. JSG Funding in turn made a capital contribution to JSG Acquisitions. The newcos facility was repaid in full prior to December 31, 2003.

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

2.
proceeds from the issuance and sale of 250,000 units, which we refer to as the "units", consisting of €100 million and $150 million aggregate principal amount of 15 1/2% subordinated notes due 2013, which we refer to as the "PIK notes", and warrants to purchase JSL's ordinary shares;

3.
proceeds from the issuance and sale of senior notes due 2012; and

4.
borrowing by purchaser under a new senior credit facility.

        In addition, approximately €637 million of existing borrowing of JSG was left outstanding. This amount was comprised of amounts outstanding under our 6.75% notes due 2005 and 7.50% debentures due 2025, certain local bank borrowing, capital lease obligations, funded debt in Latin America and bank overdrafts.

        On March 31, 2003 the Group completed the acquisition of SSCC's European packaging assets. In this transaction which we refer to as the "SSCC Asset Swap", JSG Funding exchanged its 50% ownership in Smurfit MBI, Canada and approximately €185 million in cash for SSCC's European assets. The cash consideration was financed by US$205 million of 9 5/8% senior notes due 2012 issued in February 2003.

        On December 22, 2004, we announced that we had signed a definitive agreement to sell our Munksjö specialty paper business to The EQT III Fund for approximately €450 million. On

December 14, 2004, SCA (Svenska Cellullosa Aktiebolaget) announced that it had agreed to buy our Munksjö tissue business for approximately €28 million. The completion of the sale of the specialty paper business, which comprises pulp, decor paper and speciality paper operations, was completed on March 1, 2005 and the proceeds from the disposal have been used to pay down part of the term portion of our senior credit facility. The agreement to sell the tissue business is subject to customary closing conditions. Together, the operations being sold had net sales of approximately €512 million for the year to December 31, 2004 (2003: €483 million). These operations together with Smurfit MBI, which was sold as part of the SSCC Asset Swap in 2003, are reported as discontinued operations in the Consolidated Statements of Operations.

2 Accounting Policies

(a) Basis of accounting:

        The financial statements are prepared under the historical cost convention and in accordance with generally accepted accounting principles in Ireland (Irish GAAP). They are prepared and presented in euro (€). In preparing these financial statements, certain items have been included in order to comply with accounting presentation and disclosure requirements applicable in the United States in respect of foreign registrants. An explanation of the significant differences between Irish and US GAAP as they apply to the Group and a reconciliation to US GAAP are set out in Note 37. The financial statements do not constitute full group accounts within the meaning of Regulation 40(1) of the European Communities (Companies: Group Accounts) Regulations, 1992 of Ireland insofar as such group accounts would have to comply with the disclosure and other requirements of those Regulations.

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

(e) Property, plant and equipment:

        Property, plant and equipment is carried at cost less accumulated depreciation.

(f) Depreciation:

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

(g) Timberlands:

        The cost of acquiring, establishing and maintaining forestry plantations are classified as timberlands. Depletion of timberlands represents the charge to income relating to the timber extracted in the year.

(h) Leasing:

        Assets acquired under finance leases are capitalized and included in tangible fixed assets and depreciated in accordance with Group depreciation policy. Payments under operating leases are expensed over the period of the lease.

(i) Inventory valuation:

        Inventory is valued at the lower of cost and net realizable value. Cost includes direct costs plus applicable factory and other overheads. Net realizable value is the actual or estimated selling price less all applicable costs incurred or likely to be incurred in the realization of the selling price. Full provision is made for all damaged, deteriorated, obsolete and unusable materials.

(j) Debt instruments:

        The finance costs of debt instruments, which is the difference between the net proceeds and the total amount payable under the instrument, are accounted for over the life of the instrument at a constant rate of interest on the outstanding balance. The proceeds of debt instruments, net of issue costs, are shown as liabilities on the balance sheet.

(k) Derivative instruments:

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

        The rates under such contracts are used to record the hedged item. As a result, gains and losses are offset against the foreign exchange gains and losses on the related financial assets and liabilities, or where the instrument is used to hedge a committed, or probable, future transaction, are deferred until the transaction occurs. Gains/losses on hedges of anticipated transactions are recorded in the Consolidated Statements of Operations when such anticipated transactions are no longer likely to occur.

Interest rate swaps

        The Group's criteria for interest rate swaps are:

  •
  The instrument must be related to an asset or a liability; and

  •
  It must change the character of the interest rate by converting a variable rate to a fixed rate or vice versa.

        Interest differentials are recognized and included in interest payable or receivable as appropriate.

        Interest rate swaps are not revalued to fair value and are not shown on the Group Balance Sheets.

Currency swaps

        The Group enters currency swap agreements to reduce the impact of foreign currency rate fluctuations arising from unmatched foreign currency assets and liabilities. Related foreign currency assets and liabilities are accounted for in the currency of the underlying swap agreement and translated at the closing rate.

(l) Foreign Currencies:

        Foreign currency transactions are translated at the rate of exchange ruling at the date of the transaction or, if hedged forward, at the rate of exchange under the related forward currency contract. Assets and liabilities denominated in foreign currencies are translated at the closing rate or, if hedged forward, at the rate of exchange under the related forward currency contract. The resulting profits or losses are dealt with in the Consolidated Statements of Operations.

        The balance sheets of subsidiaries are translated using the closing rate method. The statements of operations and cash flows are translated at average rates ruling for the relevant period. Resulting currency differences, together with those arising on hedging activities, are dealt with in reserves. The transactions of operations in hyper-inflationary economies are reported using a relatively stable currency as the functional currency. The translation gains and losses arising are recognized in the Consolidated Statements of Operations.

(m) Post Retirement Benefits:

        From September 3, 2002 (the date of acquisition), JSG Funding has adopted FRS 17—"Retirement Benefits". FRS 17 applies to all types of benefits that an employer provides after employees have completed their service, including pensions and other post retirement benefits. The expected increase in the present value of scheme liabilities arising from employee service in the current or prior periods is charged against operating income. The expected returns on the schemes' assets and the increase during the period in the present value of the schemes' liabilities arising from the passage of time are included in the Consolidated Statements of Operations as "Other Financial Expense". Differences between the expected and the actual return on plan assets, together with the effect of changes in the current or prior assumptions underlying the liabilities are recognized in the Statement of Recognized Gains and Losses. Scheme assets are valued at fair value and scheme liabilities are measured using the projected unit method. Net scheme assets and liabilities, reduced by deferred tax amounts, are recorded on the Balance Sheets as a pension surplus or deficit as appropriate.

        Prior to September 3, 2002, pension costs were recognized in income on a systematic basis so that the cost of providing retirement benefits to employees was evenly matched to the service lives of the employees concerned. Any excess or deficiency of the actuarial value of assets over the actuarial value of liabilities was amortized over the average remaining service lives of the relevant, then current employees. Any surplus or deficit within a scheme was not recognized on the Balance Sheets. The cost of providing post retirement health care benefits to employees was recognized on an actuarial basis. The effect of the adoption of FRS 17 on reported income from the date of acquisition is not material.

(n) Deferred taxation:

        The Group provides deferred tax in accordance with FRS 19—"Deferred Tax". Under this standard full provision is made for deferred tax arising from timing differences between the recognition of gains and losses in the financial statements and their recognition in tax computations. We have chosen not to discount deferred tax assets and liabilities.

(o) Research and development:

        Research and development expenditure is written off as incurred.

(p) Use of estimates:

        The preparation of financial statements requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from those estimates.

3 Segmental Analyses

        The Group is an integrated paper and board manufacturer and converter. The Group has identified reportable segments on a geographic basis. In Europe, the Group has two reportable segments: (1) Packaging and (2) Specialities. The Packaging segment is highly integrated. It includes a system of mills and plants that produces a full line of containerboard that is converted into corrugated containers. Our specialties segment, prior to the Munksjö Specialties Disposal, was principally comprised of décor base paper, other specialty papers and graphicboard production. This segment also includes some non paper/packaging businesses such as our Bag in Box and Print businesses. Additionally, there are central costs which represent corporate governance costs, including executive costs, and costs of the Group's legal, company secretarial, pension administration, tax, treasury and controlling functions and other administrative costs.

        Set out below are segmental analyses of sales (by source), income before taxes and equity minority interests, total assets, long lived assets, net operating assets, capital expenditure, depreciation, depletion and amortization expense and investments in equity method investees. Sales by destination are not materially different from sales by source. The analysis of income includes the Group's share of the income before exceptional items, interest and taxes of associates. A geographical analysis of employees can be found in Note 6 and of income taxes in Note 9.

Sales—third party (external net sales)

	Successor			Predecessor
	2004	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002
	€000	€000	€000	€000
Packaging	3,094,045	2,968,784	849,820	1,686,198
Specialities	1,008,477	991,874	347,952	520,197

Europe	4,102,522	3,960,658	1,197,772	2,206,395
United States and Canada	—	104,355	153,339	403,086
Latin America	702,560	681,302	224,464	524,599

	€4,805,082	€4,746,315	€1,575,575	€3,134,080

        Third party sales in Ireland were: €196,346,000 for the year ended December 31, 2004; €201,530,000 for the year ended December 31, 2003; €68,354,000 for the period September 3, 2002 through December 31, 2002; and €126,349,000 for the period January 1, 2002 through September 2, 2002.

Sales—Group and third party

	Successor			Predecessor
	2004	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002
	€000	€000	€000	€000
Packaging	4,314,053	4,029,387	1,129,725	2,246,357
Specialities	1,080,583	1,048,035	367,860	550,243

Europe	5,394,636	5,077,422	1,497,585	2,796,600
United States and Canada	—	104,355	153,339	403,086
Latin America	1,090,229	1,067,021	350,831	828,750

	€6,484,865	€6,248,798	€2,001,755	€4,028,436

Income before taxes and equity minority interests

	Successor			Predecessor
	2004	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002
	€000	€000	€000	€000
Packaging	155,562	213,918	91,710	128,400
Specialities	96,777	88,020	24,821	34,985
Associates	10,064	9,447	5,608	18,120

Europe	262,403	311,385	122,139	181,505

Packaging	—	7,775	16,966	18,114
Associates	—	—	—	92,408

United States and Canada	—	7,775	16,966	110,522

Packaging	116,360	86,180	18,129	61,638
Associates	2,546	506	791	3,726

Latin America	118,906	86,686	18,920	65,364

Asia (Associates)	—	2,202	826	3,218

Unallocated centre costs	(25,272)	(22,461)	(6,599)	(31,968)

Income before goodwill amortization, interest and exceptional items	356,037	385,587	152,252	328,641
Goodwill amortization	(37,925)	(44,548)	(10,090)	(5,794)
Group net interest	(291,003)	(297,737)	(87,488)	(55,595)
Share of associates' net interest	(1,301)	(2,062)	(386)	(74,387)

Income before exceptional items	25,808	41,240	54,288	192,865
Reorganization and restructuring costs	(39,430)	(35,006)	(11,978)	(12,484)
Income on sale of assets and businesses	22,173	5,560	—	20,440
Share of associates' exceptional costs	—	—	—	(7,541)

	€8,551	€11,794	€42,310	€193,280

Total assets

	2004	2003
	€000	€000
Packaging	2,439,979	2,524,444
Specialities	775,260	757,590

Europe	3,215,239	3,282,034
United States and Canada	3,357	2,729
Latin America	661,025	700,197
Group centre	162,379	99,570

	4,042,000	4,084,530
Consolidated goodwill	1,455,130	1,455,133
Amounts due by affiliates	270,947	277,264

	€5,768,077	€5,816,927

Long lived assets

	2004	2003
	€000	€000
Packaging	1,444,102	1,523,821
Specialities	478,067	463,882

Europe	1,922,169	1,987,703
Latin America	407,692	443,336
Group centre	4,997	4,907

	2,334,858	2,435,946
Consolidated goodwill	1,455,130	1,455,133

	€3,789,988	€3,891,079

        Long lived assets in Ireland were €203,058,000 and €191,139,000 at December 31, 2004 and 2003 respectively.

Net operating assets

	2004	2003
	€000	€000
Packaging	1,663,743	1,792,346
Specialities	596,740	582,744

Europe	2,260,483	2,375,090
United States and Canada	(8,541)	(5,541)
Latin America	522,857	559,432
Asia	—	(1,106)
Group centre	(12,152)	(4,708)

Net operating assets	2,762,647	2,923,167
Consolidated goodwill	1,455,130	1,455,133
Amounts due by affiliates	262,421	275,562
Unallocated net liabilities	(3,611,097)	(3,758,506)

Shareholders' equity	€869,101	€895,356

A reconciliation of net operating assets above to shareholders' equity is as follows:

	2004	2003
	€000	€000
Per segmental analysis of net operating assets	2,762,647	2,923,167

Consolidated goodwill	1,455,130	1,455,133
Amounts due by affiliates	262,421	275,562

Unallocated assets	1,717,551	1,730,695

Net borrowing	(2,895,346)	(3,072,822)
Deferred debt issuance costs	91,628	110,650
Corporation tax	(42,147)	(64,147)
Capital lease creditors	(17,400)	(28,280)
Provisions for liabilities and charges	(221,403)	(234,952)
Pension liabilities	(411,237)	(355,309)
Minority interests (equity interests)	(115,192)	(113,646)

Unallocated net liabilities	(3,611,097)	(3,758,506)

Shareholders' equity	€869,101	€895,356

        Total assets comprise fixed assets and current assets. Long lived assets comprise property, plant and equipment and capitalized goodwill. Net operating assets comprise total assets less total liabilities but excluding all assets and liabilities of a financing nature.

Capital expenditure

	Successor			Predecessor
	2004	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002
	€000	€000	€000	€000
Packaging	114,251	130,340	56,967	53,329
Specialities	55,117	45,499	15,462	25,461

Europe	169,368	175,839	72,429	78,790
United States and Canada	—	1,365	4,804	7,343
Latin America	36,689	30,308	13,640	33,403
Group centre	409	6	266	84

	€206,466	€207,518	€91,139	€119,620

Depreciation, depletion and amortization expense

	Successor				Predecessor
	2004		2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002
	€000		€000	€000	€000
Packaging	179,610		164,762	48,171	99,748
Specialities	41,983		43,700	15,503	24,039

Europe	221,593		208,462	63,674	123,787
United States and Canada	—		2,244	3,077	10,213
Latin America	40,806		42,490	15,546	32,158
Group centre	218		270	274	402

Depreciation and depletion	262,617		253,466	82,571	166,560
Goodwill amortization	37,925	(1)	44,548	10,090	5,794

	€300,542		€298,014	€92,661	€172,354

(1)
Excludes goodwill written off of €2,586,000 in relation to businesses disposed. This has been included within reorganization and restructuring costs (note 5).

Investments in equity method investees

	2004	2003
	€000	€000
Europe	60,051	57,769
Latin America	12,244	11,516

	€72,295	€69,285

4 Net Operating Expenses

	Successor			Predecessor
	2004	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002
	€000	€000	€000	€000
Distribution costs	349,047	337,489	94,905	188,221
Administrative expenses	664,303	647,734	190,904	469,816
Other operating income	(2,786)	(2,878)	(1,804)	(1,618)

	€1,010,564	€982,345	€284,005	€656,419

        In 2003, a gain of €18 million on the sale of development land at The K Club was netted against administrative expenses.

5 Exceptional Items

	Successor			Predecessor
	2004	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002
	€000	€000	€000	€000
Group
Reorganization and restructuring costs	(39,430)	(35,006)	(11,978)	(12,484)
Income on sale of assets and operations	22,173	5,560	—	20,440

	€(17,257)	€(29,446)	€(11,978)	€7,956

	Successor			Predecessor
	2004	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002
	€000	€000	€000	€000
Associates
Merger and restructuring costs	—	—	—	(3,253)
Debt extinguishment costs	—	—	—	(4,288)

	—	—	—	€(7,541)

Group

        The Group has recorded costs of €39,430,000 in 2004, representing reorganization and restructuring costs mainly in the European Packaging division. This figure includes redundancy, closure and reorganization costs. The main closure costs relate to our Cordoba mill in Spain, which was permanently closed in the third quarter of 2004, and to our Tamworth corrugated plant and Witham cartons plant in the United Kingdom, for which closures were announced in the final quarter of 2004. The related tax relief of €4,048,000 is included in Taxes on income.

        The Group has reported a gain of €22,173,000 in respect of the sale of the Botanic Road property in Dublin, the sale of surplus property in Italy and Spain and the disposal of our investment in Cartonnerie de Valois. The related tax charge of €1,939,000 is included in Taxes on income.

        In 2003, the Group recorded costs of €35,006,000 representing reorganization and restructuring costs mainly in the European Packaging division. This figure includes redundancy, closure and reorganization costs. The main closure costs relate to our Lestrem mill in France, which was permanently closed in October 2003. The related tax relief of €9,367,179 is included in Taxes on income. The Group has reported a gain of €5,560,000 in respect of the disposal of its Maltese box plant and the sale of land at Orsenigo and Asti in Italy. The related tax charge of €2,085,620 is included in Taxes on income.

6 Employees and Remuneration

        The average number of persons employed by the Group by geographical area in the financial year was:

	Successor			Predecessor
	2004	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002
	€000	€000	€000	€000
Europe	22,931	22,348	19,842	19,053
United States and Canada	—	639	2,620	2,773
Latin America	7,440	7,318	6,871	6,727

	30,371	30,305	29,333	28,553

Associates employees	1,758	1,798	1,966	43,555

	Successor			Predecessor
	2004	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002
	€000	€000	€000	€000
The staff costs comprise:
Wages and salaries	890,748	873,702	294,887	575,625
Social welfare	194,858	190,586	57,894	106,281
Pensions	71,623	73,200	24,686	43,285

	€1,157,229	€1,137,488	€377,467	€725,191

7 Interest Expense

	Successor			Predecessor
	2004	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002
	€000	€000	€000	€000
Interest payable and similar charges:
On bank loans and overdrafts
—repayable within 5 years, by installment	25,123	26,614	9,513	8,376
—repayable within 5 years, other than by installment	2,965	3,207	9,350	10,239

	28,088	29,821	18,863	18,615
On all other loans	265,553	279,547	73,855	47,266

	€293,641	€309,368	€92,718	€65,881

8 Income Before Taxes

	Successor			Predecessor
	2004	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002
	€000	€000	€000	€000
Income before taxes is stated after charging:
Depreciation, depletion and amortization expense	300,542	298,014	92,661	172,354

Auditors' remuneration (including expenses)	4,073	3,675	2,171	1,448

Operating lease rentals plant and machinery	13,042	10,404	2,200	4,434

Operating lease rentals other	9,171	6,110	1,910	4,204

(Gain)/loss on foreign currency borrowing less deposits	(376)	6,401	893	(2,813)

Research and development costs	4,924	4,979	1,486	3,425

Government grants	2,786	2,878	1,804	1,618

        Directors' emoluments, including pension contributions amounted to €4,894,000 (2003: €3,250,000). Directors' emoluments, including pension contributions, for the period from September 3, 2002, through December 31, 2002, amounted to €1,877,000.

        The following amounts relating to discontinued operations are included in arriving at Cost of sales and Net operating expenses in the Consolidated Statements of Operations.

	Successor			Predecessor
	2004	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002
	€000	€000	€000	€000
Cost of sales:
Discontinued operations	382,016	455,620	247,455	491,237
Net operating expenses:
Discontinued operations	71,799	83,613	37,566	83,110

9 Taxes on income

	Successor			Predecessor
	2004	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002
	€000	€000	€000	€000
Current Taxation
Europe	(7,219)	32,463	18,114	36,858
United States and Canada	—	(686)	1,660	4,224
Latin America	26,975	25,547	7,216	19,005

	19,756	57,324	26,990	60,087

Deferred Taxation
Europe	3,354	4,769	1,482	1,291
United States and Canada	8	5	337	667
Latin America	1,257	(2,811)	1,233	(1,188)

	4,619	1,963	3,052	770

Taxes on income
Holding Company and subsidiaries	24,375	59,287	30,042	60,857
Share of associates	2,598	3,067	1,353	17,032

	€26,973	€62,354	€31,395	€77,889

Deferred taxation arises as follows
Capital allowances	3,873	1,068	345	1,791
Other	746	895	2,707	(1,021)

	€4,619	€1,963	€3,052	€770

        Current taxation represents corporation tax or its equivalent on the taxable income in each jurisdiction and unrelieved overseas tax on dividends. The net credit in Europe in 2004 arises as a result of the refund of €20,527,000 in the Netherlands under the Bosal judgement. In 2004, unrelieved overseas tax on dividends amounted to €485,682 (2003: €473,631). For the periods January 1 through September 2, 2002 and September 3 through December 31, 2002 respectively, unrelieved overseas tax on dividends amounted to €488,827 and €108,686. In 2004, the amount of current taxation relating to Ireland was nil (2003: a credit of €3,295,000). For the periods January 1 through September 2, 2002 and September 3 through December 31, 2002 respectively, the amount of current taxation relating to Ireland was €4,667,000 and €1,100,000. In 2004, the amount of deferred taxation relating to Ireland was a credit of €3,630,000 (2003: a charge of €5,225,000). For the periods January 1 through September 2, 2002 and September 3 through December 31, 2002 respectively, the amount of deferred taxation relating to Ireland was nil.

        The deferred taxation charge of €4,619,000 (2003: €1,963,000) includes €635,000 (2003: €251,000) in respect of pensions. The balance of €3,984,000 (2003: €1,712,000) is shown as a movement in the liability for Deferred Income Taxes.

        The Group has availed of a reduced taxation rate of 10%, which applies to certain manufacturing and financial service operations in Ireland. The reduced rate is due to expire in 2005 for financial service operations and 2010 for manufacturing operations.

Income before tax is analyzed as follows:

	Successor			Predecessor
	2004	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002
	€000	€000	€000	€000
Ireland	(30,709)	(35,622)	(19,404)	17,468
Foreign	83,132	111,317	76,944	138,105
Associates	11,310	10,093	6,838	43,086
Unallocated goodwill amortization	(37,925)	(44,548)	(10,090)	(5,794)
Exceptional items (Note 5)	(17,257)	(29,446)	(11,978)	415

	€8,551	€11,794	€42,310	€193,280

        The total tax charge in future periods will be affected by any changes to the corporation tax rates in force in the countries in which the Group operates. The current tax charges will also be affected by changes in the excess of tax depreciation over book depreciation and the use of tax credits. The total tax charge for 2004 included €12,771,000 in respect of the discontinued Munksjö specialties and tissue businesses.

        No deferred taxation is recognized on the unremitted earnings of overseas subsidiaries, joint ventures and associates; as earnings are continually reinvested by the Group, no taxation is expected to be payable on them in the foreseeable future.

        The following table relates the applicable Republic of Ireland statutory tax rate to the effective tax rate of the Group, obtained by computing the tax charge as a percentage of income before taxes and minority shareholders' interest:

	Successor			Predecessor
	2004	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002
	%	%	%	%
Corporation tax at Irish statutory rate	12.5	12.5	16.0	16.0
Adjusted for:
Income subject to a higher rate of tax than Irish statutory rate	639.6	387.6	36.6	27.6
Expenditure not deductible for tax purposes	170.1	268.8	30.9	7.3
Tax losses unutilized/(utilized)	101.3	(139.1)	(6.5)	(3.1)
Adjustments to tax charge in respect of previous periods	(485.3)	2.8	3.7	0.5
Losses/(income) arising not subject to tax	(122.8)	(3.9)	(6.5)	(8.0)

	315.4	528.7	74.2	40.3

10 Net Borrowing

	2004	2003
	€000	€000
Cash at bank and in hand	248,033	179,067
Total borrowing (Note 19)	3,143,379	3,251,889

	€2,895,346	€3,072,822

11 Accounts Receivable and Prepayments

	2004	2003
	€000	€000
Amounts falling due within one year:
Trade receivables	896,874	876,008
Less: Provision for bad and doubtful debts	52,910	54,840

	843,964	821,168
Amounts owed by associates	5,764	6,056
Other receivables	37,740	37,173
Prepayments and accrued income	31,317	34,441

	918,785	898,838
Amounts falling due after more than one year:
Other receivables	6,263	12,605

	€925,048	€911,443

12 Inventories

	2004	2003
	€000	€000
Raw materials	114,264	120,026
Work in progress	22,283	26,238
Finished goods	184,060	204,678
Other	131,559	126,490

	€452,166	€477,432

13 Investments

	2004	2003
	€000	€000
Associates (Note 13 (i))	72,295	69,285
Other investments (Note 13 (ii))	9,600	11,357

	€81,895	€80,642

13 (i): Associates

	Share of net assets	Loans	Total
	€000	€000	€000
September 3, 2002 Acquired	142,058	8,792	150,850
Additions	6,279	—	6,279
Retained earnings	4,019	—	4,019
Transfer to affiliates	(9,523)	—	(9,523)
Repayment	—	(1,368)	(1,368)
Reclassification	91	—	91
Currency adjustment	1,079	(388)	691

December 31, 2002	144,003	7,036	151,039
Fair value adjustment	(5,646)	—	(5,646)
Additions	4,089	—	4,089
Acquisitions	763	—	763
Retained earnings	4,603	—	4,603
Sales	(41,656)	—	(41,656)
Repayment	—	(6,728)	(6,728)
Reclassification on acquisition	(35,030)	—	(35,030)
Currency adjustment	(2,153)	4	(2,149)

December 31, 2003	68,973	312	69,285
Additions	441	—	441
Retained earnings	3,944	—	3,944
Sales	(124)	—	(124)
Reclassification	(414)	—	(414)
Currency adjustment	(837)	—	(837)

December 31, 2004	€71,983	€312	€72,295

        We have one remaining significant associate—Duropack AG in Austria, of which we own 40%.

13 (ii): Other Investments

	Listed* Cost	Unlisted Cost	Total
	€000	€000	€000
September 3, 2002 Acquired	6,717	74,940	81,657
Additions	753	583	1,336
Transfer to affiliates	—	(68,090)	(68,090)
Reclassification	(467)	32	(435)
Sales	(52)	(24)	(76)
Write off to statement of operations	(21)	—	(21)
Currency adjustment	(4)	(163)	(167)

December 31, 2002	6,926	7,278	14,204
Additions	392	269	661
Acquisitions	19	2,834	2,853
Reclassification	38	(5,260)	(5,222)
Sales	(787)	(16)	(803)
Currency adjustment	(15)	(321)	(336)

December 31, 2003	6,573	4,784	11,357
Additions	231	541	772
Transfers	—	(14)	(14)
Reclassification	—	(1,426)	(1,426)
Sales	(509)	(465)	(974)
Currency adjustment	8	(123)	(115)

December 31, 2004	€6,303	€3,297	€9,600

*
Listed on a recognized stock exchange.

        Other investments are stated at cost. The market value of the listed investments at December 31, 2004 was €6,304,000 (2003: €6,545,000; 2002: €7,028,000).

14 Property, Plant and Equipment

	Land & Buildings
			Plant and Equipment
	Freehold	Leasehold		Total
	€000	€000	€000	€000
Cost or valuation
September 3, 2002 Acquired	897,687	33,821	3,058,488	3,989,996
Additions	12,374	—	76,420	88,794
Retirements	(4,466)	(2)	(37,962)	(42,430)
Reclassification	23,810	—	(11,693)	12,117
Transfer to affiliates	(52,745)	—	(104,000)	(156,745)
Currency adjustment	(15,366)	(103)	(67,255)	(82,724)

December 31, 2002	861,294	33,716	2,913,998	3,809,008

Fair value adjustment	97,459	—	97,670	195,129
Reclassification	8,404	(329)	(46,191)	(38,116)
Acquisitions	93,412	6,562	169,411	269,385
Additions	21,354	—	179,652	201,006
Businesses sold	—	—	(165,386)	(165,386)
Retirements	(16,217)	(302)	(82,874)	(99,393)
Currency adjustment	(47,025)	(1,494)	(153,406)	(201,925)

December 31, 2003	1,018,681	38,153	2,912,874	3,969,708

Fair value adjustment	—	—	1,195	1,195
Reclassification	8,849	(8,305)	(17,952)	(17,408)
Additions	27,076	2,950	167,634	197,660
Retirements	(10,567)	(2,726)	(66,863)	(80,156)
Currency adjustment	(14,254)	158	(44,416)	(58,512)

December 31, 2004	1,029,785	30,230	2,952,472	4,012,487

Depreciation
September 3, 2002 Acquired	146,042	7,814	1,555,428	1,709,284
Charged	12,093	333	67,449	79,875
Retirements	(1,989)	3	(34,054)	(36,040)
Reclassification	687	—	(5,116)	(4,429)
Transfer to affiliates	(11,173)	—	(36,906)	(48,079)
Currency adjustment	(3,743)	(5)	(40,161)	(43,909)

December 31, 2002	141,917	8,145	1,506,640	1,656,702

Reclassification	(1,159)	(92)	(43,525)	(44,776)
Charged	25,141	1,231	220,438	246,810
Businesses sold	—	—	(96,144)	(96,144)
Retirements	(4,494)	(316)	(72,059)	(76,869)
Currency adjustment	(9,542)	(84)	(91,825)	(101,451)

December 31, 2003	151,863	8,884	1,423,525	1,584,272

Reclassification	(4,787)	(2,621)	(6,473)	(13,881)
Charged	27,895	1,141	227,503	256,539
Retirements	(1,882)	(713)	(64,287)	(66,882)
Currency adjustment	(3,487)	141	(29,731)	(33,077)

December 31, 2004	169,602	6,832	1,550,537	1,726,971

Net book amount December 31, 2004	€860,183	€23,398	€1,401,935	€2,285,516

Net book amount December 31, 2003	€866,818	€29,269	€1,489,349	€2,385,436

Net book amount December 31, 2002	€719,377	€25,571	€1,407,358	€2,152,306

Timberland
€000
September 3, 2002 Acquired	66,854
Additions	2,345
Depletion	(2,696)
Currency adjustment	(4,555)

December 31, 2002	61,948
Additions	6,512
Fair value adjustment	(945)
Depletion	(6,656)
Currency adjustment	(10,349)

December 31, 2003	50,510
Additions	8,806
Depletion	(6,078)
Currency adjustment	(3,896)

December 31, 2004	€49,342

Net book amount December 31, 2004	€2,334,858

Net book amount December 31, 2003	€2,435,946

Net book amount December 31, 2002	€2,214,254

Land and Buildings

        Included in tangible assets is an amount for land of €282,021,000 (2003: €288,434,000; 2002: €243,964,000).

Capitalized leased property, plant and equipment

        Included in the net book amount of tangible assets is an amount for capitalized leased assets of €50,355,000 (2003: €65,687,000; 2002: €70,981,000). The depreciation charge for capitalized leased assets for 2004 was €10,139,000 and the related finance charges amounted to €1,962,000. The depreciation charge for capitalized leased assets for 2003 was €10,794,000 and the related finance charges amounted to €2,164,000. The depreciation charge for capitalized leased assets for the periods January 1, 2002 through September 2, 2002 and September 3, 2002 through December 31, 2002 was €8,866,000 and €3,799,000 respectively and the related finance charges amounted to €1,186,000 and €570,000 respectively.

15 Intangible Assets

Goodwill
€000
September 3, 2002 Arising on Acquisition	1,558,994
Amortization	(10,090)
Currency adjustment	(5,359)

December 31, 2002	1,543,545
Acquisitions	174,659
Disposals	(80,543)
Fair value adjustments	(142,723)
Amortization	(44,548)
Currency adjustment	4,743

December 31, 2003	1,455,133
Acquisitions	2,731
Disposals	(2,586)
Fair value adjustments	40,457
Amortization	(37,925)
Currency adjustment	(2,680)

December 31, 2004	€1,455,130

        Accumulated amortization at December 31, 2004 and 2003 was €75,110,000 and €37,292,000 respectively.

16 Accounts Payable and Accrued Liabilities

	2004	2003
	€000	€000
Trade payables	652,744	603,947
Amounts owed to associates—trading balances	3,683	3,239
Amounts due to affiliates	1,154	—
Taxation creditors (Note 17)	70,829	86,975
Deferred acquisition consideration	2,330	3,178
Social welfare	48,740	51,450
Accruals	189,079	200,051
Capital payables	29,305	23,372
Other payables	62,497	59,076
Capitalized lease obligations	4,470	13,354

	€1,064,831	€1,044,642

17 Taxation Creditors

	2004	2003
	€000	€000
Current taxation	42,147	64,147
Payroll taxes	29,256	27,593
VAT and other sales taxes	(574)	(4,765)

	€70,829	€86,975

18 Long Term Debt and Other Long Term Liabilities

	2004	2003
	€000	€000
Borrowing—due after more than one year (Note 19)	3,038,538	3,118,074
Deferred debt issuance costs	(91,628)	(110,650)
Capitalized lease obligations	12,930	14,926

	€2,959,840	€3,022,350

19 Borrowing

Analysis of Net Debt

	2004	2003
	€000	€000
Senior credit facility:
Revolving credit facility(1)—interest at relevant interbank rate + 2.25%	—	—
Tranche A Term loan(2a)—interest at relevant interbank rate + 2.25%	275,090	530,231
Tranche B Term loan(2b)—interest at relevant interbank rate + 2.75%	444,068	469,178
Tranche C Term loan(2c)—interest at relevant interbank rate + 3.25%	450,262	469,178
Yankee bonds including accrued interest(3)	416,245	415,971
Bank loans and overdrafts/(cash)	(155,812)	(68,326)

Total subsidiary debt	1,429,853	1,816,232
Receivables securitization floating rate notes 2011(4)	210,000	—

Total subsidiary debt including securitization notes 2011	1,639,853	1,816,232
2012 Bonds (including accrued interest)(5)	965,645	998,689

Total senior debt	2,605,498	2,814,921
PIK units (including accrued interest)(6)	289,848	257,901

Net debt	2,895,346	3,072,822
Leases	17,400	28,280

Net debt including leases	€2,912,746	€3,101,102

(1)
Revolving credit facility of €425 million (available under the senior credit facility) to be repaid in full in 2009.

(2a)
Term loan A due to be repaid in certain installments up to 2009.

(2b)
Term loan B due to be repaid in full in 2010.

(2c)
Term loan C due to be repaid in full in 2011.

(3)
6.75% senior notes due 2005 of $234 million and 7.50% senior debentures due 2025 of $292.3 million.

(4)
Receivables securitization floating rate notes mature September 2011.

(5)
10.125% senior notes due 2012 of €350 million and 9.625% senior notes due 2012 of $750 million.

(6)
100,000 € units of 15.5% subordinated notes due 2013 and 150,000 US$ units of 15.5% subordinated notes due 2013.

	2004			2003
	Bank Loans and Overdrafts	Other Borrowing	Total	Bank Loans and Overdrafts	Other Borrowing	Total
	€000	€000	€000	€000	€000	€000
Analysis of borrowing by year of repayment
Within one year	78,283	26,558	104,841	102,439	31,376	133,815

Between 1 and 2 years	75,515	6,277	81,792	75,988	185,823	261,811
Between 2 and 3 years	171,966	2,429	174,395	86,585	1,934	88,519
Between 3 and 4 years	118,411	1,938	120,349	156,056	1,668	157,724
Between 4 and 5 years	163,427	1,738	165,165	95,770	1,160	96,930
Thereafter
By installment	—	3,970	3,970	155,078	3,571	158,649
Other than by installment	837,491	1,655,376	2,492,867	921,282	1,433,159	2,354,441

Due after more than one year	1,366,810	1,671,728	3,038,538	1,490,759	1,627,315	3,118,074

Total borrowing	€1,445,093	€1,698,286	€3,143,379	€1,593,198	€1,658,691	€3,251,889

	2004		2003
	Within One Year	After One Year	Within One Year	After One Year
	€000	€000	€000	€000
Analysis of borrowing
Secured bank loans and overdrafts:
Overseas loans	7,453	7,496	13,143	11,860
Domestic loans	29,514	1,355,521	42,647	1,390,540

	36,967	1,363,017	55,790	1,402,400
Unsecured bank loans and overdrafts:
Overseas loans	24,855	3,793	31,749	11,253
Domestic loans	16,461	—	14,900	77,106

	41,316	3,793	46,649	88,359

Total bank loans and overdrafts	78,283	1,366,810	102,439	1,490,759

Secured other loans	—	462,912	—	412,535
Unsecured other loans	26,558	1,208,816	31,376	1,214,780

Total other loans	26,558	1,671,728	31,376	1,627,315

Total borrowing	€104,841	€3,038,538	€133,815	€3,118,074

        Security comprises fixed and floating charges over the assets of certain subsidiaries and pledges over the Group's shareholding in certain of its subsidiaries. The gross amount of receivables collateralizing the receivables securitization at December 31, 2004 was €261,225,000. At December 31, 2004 cash of €12,655,000 was in securitization bank accounts which was not available for transfer to other group subsidiaries.

        Included in secured other loans are the following long term obligations:

'000
Guaranteed Debentures 7.50% due 2025	$292,300
Receivables securitization floating rate notes due 2011	€210,000

        Included in unsecured other loans are the following long term obligations:

'000
Senior Notes 10.125% due 2012	€350,000
Senior Notes 9.625% due 2012	$750,000
100,000 € units of 15.5% subordinated notes due 2013	€135,490
150,000 $ units of 15.5% subordinated notes due 2013	$203,235

        Committed facilities amounted to €3,497,533,000 (2003: €3,517,760,000) of which €3,069,466,000 (2003: €3,091,589,000) were utilized at December 31, 2004. The weighted average period until maturity of undrawn committed facilities is 4.6 years (2003: 5.7 years).

Maturity of Undrawn Committed Facilities

	2004	2003
	€000	€000
Within 1 year	3,067	—
Between 1 and 2 years	—	1,171
More than 2 years	425,000	425,000

	€428,067	€426,171

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

        The Group's financial instruments, other than derivatives, comprise borrowing, cash and liquid resources, and various items, such as trade debtors, trade creditors etc, that arise directly from its operations. The Group uses derivative financial instruments primarily to manage its exposure to market risks from changes in interest and foreign exchange rates. The Group does not enter into or issue derivative financial instruments for trading purposes. The Group's policy is to centrally manage interest rate and currency exposure.

(a)   Interest rate risk management

        The Group manages interest rate exposure to achieve an appropriate balance of fixed and variable rate funding. To achieve this objective, the Group enters into interest rate swaps, options and forward rate agreements. Interest rate swap agreements are used to change the interest receivable or payable on the Group's underlying cash and borrowing from variable to fixed rates or from fixed to variable rates. At the year end, 73% (2003: 70%) of the Group's borrowing was at fixed rates after taking account of interest rate swaps. The weighted average interest rate on borrowing outstanding at the year end was 7.91% (2003: 7.89%). The weighted average interest rate on short term borrowing was 6.11% (2003: 5.26%).

        Outstanding interest rate swap agreements at December 31, 2004 are summarized as follows:

Currency	Notional Principal (Millions)	Termination Dates	% Fixed Payable	% Variable Receivable		% Fixed Receivable	% Variable Payable
EUR	200	2005	3.43-3.485	Euribor	(1)	—	—
EUR	110	2006	3.49-4.37	Euribor		—	—
SEK	94	2006	—	—		5.24	Stibor	(2)
EUR	700	2007	3.39-3.62	Euribor		—	—

(1)
European Interbank Offered Rate.

(2)
Stockholm Interbank Offered Rate.

        Outstanding interest rate swap agreements at December 31, 2003 are summarized as follows:

Currency	Notional Principal (Millions)	Termination Dates	% Fixed Payable	% Variable Receivable	% Fixed Receivable	% Variable Payable
EUR	600	2005	3.43-3.505	Euribor	—	—
EUR	10	2006	4.37	Euribor	—	—
SEK	94	2006	—	—	5.24	Stibor
EUR	400	2007	3.39-3.457	Euribor	—	—

        After taking into account the various interest rate swaps and currency swaps entered into by the Group, the interest rate profile of the Group's financial liabilities at December 31, 2004 was:

				Fixed rate financial liabilities
Currency	Total	Floating rate financial liabilities	Fixed rate financial liabilities	Weighted average interest rate	Weighted average period until maturity
	€ Million	€ Million	€ Million	%	Years
Euro	2,345	628	1,717	8.25	4.6
Sterling	77	77	—
US Dollar	595	23	572	11.21	8.0
Norwegian	43	43	—
Swedish Krona	79	79	—
Other	22	18	4	13.20	2.3

Total	€3,161	€868	€2,293

(b)   Foreign exchange risk management

        The Group manages its balance sheet having regard to the currency exposures arising from its assets being denominated in a wide range of currencies. To this end, where foreign currency assets are funded by borrowing, such borrowing is generally sourced in the currency of the related assets. The Group also hedges a portion of its currency exposure through the use of currency swaps and forward contracts. At December 31, 2004 the Group had entered into €163 million (2003: €185 million) currency equivalent of forward contracts and €66 million (2003: €85 million) equivalent of options contracts in respect of its day to day trading.

        Outstanding currency swap agreements at December 31, 2004 are summarized as follows:

Currency swapped		Currency received		Maturity date	Interest rate paid	Interest rate received
(Millions)		(Millions)
USD	195	EUR	200	2007	Euribor + 318	Libor(1) + 300
USD	204	EUR	190	2012	9.6481	9.6491
USD	231	EUR	199	2005	Euribor + 464	6.8238
USD	136	EUR	101	2005	Euribor + 81	Libor + 93
USD	35	EUR	25	2005	Euribor + 708	7.55
USD	113	SEK	749	2005	Stibor + 597	7.55
USD	5	SEK	33	2005	Stibor + 110	Libor + 93

(1)
London Interbank Offered Rate.

        Outstanding currency swap agreements at December 31, 2003 are summarized as follows:

Currency swapped		Currency received		Maturity date	Interest rate paid	Interest rate received
(Millions)		(Millions)
USD	195	EUR	200	2007	Euribor + 318	Libor + 300
USD	204	EUR	190	2012	9.6481	9.6491
USD	231	EUR	199	2005	Euribor + 464	6.8238
USD	136	EUR	101	2005	Euribor + 81	Libor + 93
USD	35	EUR	25	2005	Euribor + 708	7.55
USD	113	SEK	749	2005	Stibor + 597	7.55
USD	5	SEK	33	2005	Stibor + 110	Libor + 93

        At December 31, 2004 the Group had also entered into currency swaps of €90 million equivalent (2003: €187 million) as part of its short term liquidity management.

        Excluding the Group's Latin American operations, there were no significant transactional currency exposures at December 31, 2004, that gave rise to net currency gains and losses recognized in the Consolidated Statements of Operations. Such exposures comprise the monetary assets and liabilities of the Group that are not denominated in the operating (or "functional") currency of the operating unit involved. As at December 31, 2004, transactional currency exposures in the Group's Latin American operations amounted to €19 million (2003: €20 million).

(c)   Fair value of financial instruments

        The carrying amounts and estimated fair values of the material financial instruments of the Group are as follows:

	2004		2003
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	€000	€000	€000	€000
Assets
Cash, short term deposits and liquid investments	248,033	248,033	179,067	179,067
Accounts receivable and prepayments	918,785	918,785	898,838	898,838
Publicly traded investments	6,303	6,304	6,573	6,545
Liabilities
Short term debt	104,841	104,841	133,815	133,815
Accounts payable and accrued liabilities	1,064,831	1,064,831	1,044,642	1,044,642
Medium and long term debt	3,038,538	3,196,014	3,118,074	3,231,342
Derivative financial instruments
Interest rate swap agreements		(57,397)		(13,802)
Currency swap agreements		(125,743)		(70,830)
Foreign exchange contracts		12,068		24,430
Energy/pulp hedging contracts		(6,024)		1,603

        The following methods and assumptions were used by the Group in estimating its fair value disclosures for financial instruments:

Cash, short term deposits and liquid investments, debtors and creditors:

        The carrying amounts reported in the Balance Sheets approximates fair value because of the short maturity of these instruments.

Listed investments:

        These are valued based on quoted prices.

Short term debt and medium and long term debt:

        The fair value of the Group's debt is estimated using either the replacement cost of equivalent instruments or discounted cash flow analysis, based on the Group's current incremental borrowing rates for similar types of borrowing arrangements and maturities.

Interest rate swap agreements:

        The fair value of the Group's interest rate swap agreements is estimated using discounted cash flow analysis. In addition the fair value amount includes the interest rate component of currency swaps.

Currency swap agreements and foreign exchange contracts:

        The fair value of these instruments is based on the estimated replacement cost of equivalent instruments at the balance sheet date.

        Gains and losses on instruments used for hedging are not recognized until the exposure that is being hedged is itself recognized. Unrecognized gains and losses on instruments used for hedging, and the movement therein, are as follows:

	Gains	Losses	Total net gains/(losses)
	€ Million	€ Million	€ Million
Unrecognized gains and losses on hedges at December 31, 2003	40	32	8
Gains and losses arising in previous years that were recognized in 2004	25	16	9

Gains and losses arising before December 31, 2003 that were not recognized in 2004	15	16	(1)
Gains and losses arising in 2004 that were not recognized in 2004	(9)	48	(57)

Unrecognized gains and losses on hedges at December 31, 2004	€6	€64	€(58)

Of which:
Gains and losses expected to be recognized in 2005	5	23	(18)

Gains and losses expected to be recognized in 2006 or later	1	41	(40)

(d)   Credit Risk

        Potential concentrations of credit risk to the Group consist principally of cash deposits, short term investments and trade debtors. The Group only deposits cash surpluses with quality credit rated banks and institutions that meet certain criteria and by policy limits the amount of credit exposure to any one bank or institution. Trade debtors comprise a large, widespread customer base. The Group mitigates the risk that counterparties to derivatives will fail to perform by contracting with major financial institutions having high credit ratings and considers the likelihood of counterparty failure to be remote. At December 31, 2004 the Group did not consider there to be any significant concentration of credit risk.

20 Provision for Liabilities and Charges

	Deferred Income Taxes	Other Deferred Provisions	Total
	€000	€000	€000
September 3, 2002 Acquired	159,691	80,560	240,251
Charge to statement of operations	3,052	(7,659)	(4,607)
Paid in year	—	(2,061)	(2,061)
Transfer to affiliates	—	64	64
Reclassification	(1,283)	(5,408)	(6,691)
Currency adjustment	(2,564)	(1,539)	(4,103)

December 31, 2002	158,896	63,957	222,853
Charge to statement of operations	1,712 (1)	5,628	7,340
Paid in year	—	3,253	3,253
Acquisitions	3,626	2,571	6,197
Reclassification	18,001	(14,787)	3,214
Fair value adjustments	674	—	674
Currency adjustment	(6,083)	(2,496)	(8,579)

December 31, 2003	176,826	58,126	234,952
Charge to statement of operations	3,984 (1)	(42)	3,942
Paid in year	—	(9,769)	(9,769)
Acquisitions	1	—	1
Fair value adjustments	(7,134)	—	(7,134)
Reclassification	4,406	(2,592)	1,814
Currency adjustment	(1,647)	(756)	(2,403)

December 31, 2004	€176,436	€44,967	€221,403

	2004	2003	2002
	€000	€000	€000
Deferred taxation arises as follows:
Accelerated capital allowances	158,246	112,672	108,527
Other timing differences	18,190	64,154	50,369

	€176,436	€176,826	€158,896

(1)
The 2004 deferred tax charge to income of €3,984,000 excludes the deferred tax charge relating to pensions of €635,000 (2003: €251,000). The 2004 deferred tax charge to income in Note 9 "Taxes on income" includes this amount. The 2003 deferred tax charge to income of €1,712,000 excludes the deferred tax charge relating to pensions of €251,000. The 2003 deferred tax charge to income in Note 9 "Taxes on income" includes this amount.

        At December 31, 2004, we had net operating loss carryforwards of €200 million (2003: €210 million), which are available indefinitely. These loss carryforwards have a tax value of €61 million (2003: €65 million). Valuation allowances of €30 million (2003: €50 million) have been established for a portion of these deferred tax assets. The realization of these deferred tax assets is dependent on future taxable income. Based upon recent levels of taxable income, we expect that our deferred tax assets, net of valuation allowances, will be fully utilized.

21 Contingent Liabilities

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

        JSG and Smurfit International B.V. have each indemnified Dr. Smurfit against loss or liability due to such proceedings. Bonds have been posted with the Spanish court in the amount of €47 million, which equals the amount of alleged damages, excluding interest. The maximum estimated current total exposure relating to the liabilities, including interest through December 31, 2002, is approximately €118 million, for which no reserve has been taken and which amount will accrue interest until payment of any final judgment. Preliminary proceedings commenced in late March 2003 and on April 11, 2003, the court dismissed the proceedings against Dr. Smurfit, the JSG subsidiary and others. The bonds previously posted were released and the Spanish court has now taken a lien over certain Spanish assets pending final resolution of the case. The final decision of the court was handed down in March 2004 and confirmed the earlier dismissal with respect to Dr. Smurfit and the JSG subsidiary. The decision is being appealed to a higher court by two private complainants but not by the public prosecutor. We cannot assure you, however, that the consequences of any adverse findings, if any, will not have a material adverse effect on our financial position or results of operations.

        We are also the subject of litigation in the Dominican Republic arising from our acquisition in 1998 of a controlling interest in a small local corrugator owned by Industria Cartonera Dominicana. The lawsuits, alleging damages in excess of $300 million, are brought by a local competitor who is claiming loss of potential profits, as a consequence of our entry to the market. He is also alleging breach of contract. In June 2004 we received an adverse ruling in our main lawsuit, which found for the original plaintiff but which made no determination as to damages. The damage amount has been left for yet another court to decide. We have appealed this ruling and are challenging a number of due irregularities surrounding the ruling.

        We believe the foregoing lawsuits are without merit and are defending them vigorously.

        In July 2004, representatives of the Office of Fair Trading visited our UK operation. We understand that the investigation, which centers on the sheet feeding business, was prompted by consumer complaints, which were filed during the UK Competition Commission's investigation of the March 2004 acquisition proposal by David S. Smith Limited for Linpac Limited, a competitor of our sheet feeding business. The investigation is looking into high levels of pricing transparency which exist in the sector and which are a function of, inter alia, vertical integration, SWAPs and market concentration. We are co-operating fully with the ongoing investigation.

22 Lease Obligations

        Obligations under finance leases:

	2004	2003
	€000	€000
Payable within one year	5,283	14,307
Payable in one to two years	3,902	5,083
Payable in two to three years	3,406	3,640
Payable in three to four years	2,884	3,393
Payable in four to five years	2,475	2,890
Payable thereafter	1,974	2,572

Total minimum lease payments	19,924	31,885
Less amount representing interest	(2,524)	(3,605)

Present value of minimum lease payments	€17,400	€28,280

Current portion of capital lease obligations	4,470	13,354
Non-current portion of capital lease obligations	12,930	14,926

	€17,400	€28,280

        Commitments under operating leases, payable in the coming year, relate to leases expiring in the following periods:

	Land and Buildings	Other	Total
	€000	€000	€000
Within one year	1,126	7,286	8,412
Within two to five years inclusive	1,513	7,125	8,638
Over five years	4,615	102	4,717

	€7,254	€14,513	€21,767

        The total commitments under non-cancelable operating leases at December 31, 2004 are as follows:

2004
€000
Payable within one year	21,767
Payable in one to two years	14,594
Payable in two to three years	10,020
Payable in three to four years	7,619
Payable in four to five years	6,097
Payable thereafter	27,952

€88,049

23 Capital Commitments

        The following capital commitments authorized by the directors had not been provided for in the Group financial statements:

	2004	2003
	€000	€000
Contracted for	41,813	59,939
Not contracted for	76,172	37,125

	€117,985	€97,064

24 Employee Pension Plans and Similar Obligations

Successor

        The Group has pension plans for its employees in many of the countries in which it operates. The major occupational pension plans are of the defined benefit type. The Group's pension plans are accounted for in accordance with Financial Reporting Standard (FRS) 17—"Retirement Benefits." FRS 17 applies to all types of benefits that an employer provides after employees have completed their service, including pensions and other post retirement benefits. The pension cost for the Group's major occupational pension plans has been determined using the projected unit credit method. The current agreed rates of contribution for future years are comparable to current levels.

        Periodic actuarial valuations are performed on all of the major plans, by independent professionally qualified actuaries, between December 31, 2003 and December 31, 2004.

        In general, actuarial valuations are not available for public inspection; however, the results of valuations are advised to members of the various schemes.

        The Group also operates plans in the U.S., which provide certain employees with post retirement health care benefits. Actuarial valuations of these plans were performed as at December 31, 2003 using the projected unit credit method. The principal assumption made by the actuaries was that the per capita weighted average assumed rate of increase in covered benefits was 10% (2003: 11%), reducing by 1% per annum until reaching the ultimate of 5% in 2009. The effect of a 1% increase or decrease in the health care trend rate would not materially increase the accumulated post retirement benefit obligation as at December 31, 2004.

        The main financial assumptions used to calculate scheme liabilities under FRS 17 are set out below:

Major Assumptions

	Europe	USA	Latin America
	%	%	%
December 2004
Rate of increase in salaries	1.50–4.00	3.75–4.00	3.50–6.85
Rate of increase to pensions in payment	Nil–4.00	Nil	Nil
Discount rate for scheme liabilities	4.50–6.50	6.00–6.25	5.25–12.00
Inflation	1.25–4.00	2.00	2.75–3.50

	Europe	USA	Latin America
	%	%	%
December 2003
Rate of increase in salaries	1.50–4.00	4.00	2.00–7.50
Rate of increase to pensions in payment	Nil–4.00	Nil	Nil
Discount rate for scheme liabilities	5.00–6.50	6.25	6.25–12.66
Inflation	1.00–4.00	2.25	2.75–4.00
	Europe	USA and Canada	Latin America
	%	%	%
December 2002
Rate of increase in salaries	1.25–4.00	3.35–4.00	3.45–7.00
Rate of increase to pensions in payment	Nil–2.75	Nil–2.00	Nil
Discount rate for scheme liabilities	5.00–6.00	6.50–6.75	6.75–10.50
Inflation	1.25–3.00	2.00–2.25	3.45–4.50

        The expected long term rates of return on the assets of the significant plans were as follows:

	Europe	USA	Latin America
	%	%	%
December 2004
Equities	7.50–8.00	8.50	8.25–10.50
Bonds	3.75–7.00	4.50	4.25–5.25
Property	6.50–7.00	n/a	n/a
Other	2.75–7.36	3.50	3.25–3.50
	Europe	USA	Latin America
	%	%	%
December 2003
Equities	8.00	8.50	8.50–13.00
Bonds	4.51–7.00	4.50	4.50–10.00
Other	3.00–7.00	3.50	Nil–3.50
	Europe	USA and Canada	Latin America
	%	%	%
December 2002
Equities	5.00–8.50	9.20–10.50	7.75
Bonds	4.61–5.75	5.30–5.50	7.00
Other	5.00–6.35	3.50–8.70	4.50

        The market values of the assets of the schemes were as follows:

	Europe	USA	Latin America	Total
	€000	€000	€000	€000
December 2004
Equities	299,530	16,391	8,006	323,927
Bonds	237,519	8,890	5,999	252,408
Property	40,117	—	—	40,117
Other	36,536	737	1,380	38,653

Total market value	613,702	26,018	15,385	655,105
Present value of scheme liabilities	1,027,593	42,844	40,224	1,110,661

(Deficit) in the plans	(413,891)	(16,826)	(24,839)	(455,556)
Deferred tax asset	42,835	—	1,484	44,319

Net pension (liability)	€(371,056)	€(16,826)	€(23,355)	€(411,237)

	Europe	USA	Latin America	Total
	€000	€000	€000	€000
December 2003
Equities	294,891	14,208	11,641	320,740
Bonds	220,760	7,932	10,195	238,887
Other	60,599	1,049	557	62,205

Total market value	576,250	23,189	22,393	621,832
Present value of scheme liabilities	977,308	45,437	45,627	1,068,372

(Deficit) in the plans	(401,058)	(22,248)	(23,234)	(446,540)
Deferred tax asset	83,285	—	7,946	91,231

Net pension (liability)	€(317,773)	€(22,248)	€(15,288)	€(355,309)

	Europe	USA and Canada	Latin America	Total
	€000	€000	€000	€000
December 2002
Equities	252,291	71,428	11,342	335,061
Bonds	196,362	34,171	3,021	233,554
Other	92,848	11,438	11,567	115,853

Total market value	541,501	117,037	25,930	684,468
Present value of scheme liabilities	795,088	204,488	36,929	1,036,505

(Deficit) in the plans	(253,587)	(87,451)	(10,999)	(352,037)
Deferred tax asset/(liability)	35,636	23,713	(2,008)	57,341

Net pension (liability)	€(217,951)	€(63,738)	€(13,007)	€(294,696)

        The following tables set out the components of the defined benefit cost:

Analysis of the amount charged to operating income

Year ended December 31, 2004	€000
Current service cost	37,163
Past service benefit	(1,793)
Gain on settlements and curtailments	(542)

Total operating charge	€34,828

Year ended December 31, 2003	€000
Current service cost	36,593
Past service cost	655

Total operating charge	€37,248

Period from September 3, 2002 through December 31, 2002	€000
Current service cost	11,011
Past service cost	1,533

Total operating charge	€12,544

Analysis of the amount charged to other financial expense

Year ended December 31, 2004	€000
Expected return on pension scheme assets	(40,137)
Interest cost on pension scheme liabilities	55,855

Net charge	€15,718

Year ended December 31, 2003	€000
Expected return on pension scheme assets	(39,460)
Interest cost on pension scheme liabilities	54,726

Net charge	€15,266

Period from September 3, 2002 through December 31, 2002	€000
Expected return on pension scheme assets	(19,048)
Interest cost on pension scheme liabilities	29,823

Net charge	€10,775

Analysis of the amount recognized in the statement of recognized gains and losses

Year ended December 31, 2004	€000
Actual return less expected return on pension scheme assets	9,573
Net experience (losses) on scheme liabilities	(5,901)
Changes in financial assumptions underlying the scheme liabilities	(13,963)

Actuarial loss recognized in the statement of recognized gains and losses	€(10,291)

Year ended December 31, 2003	€000
Actual return less expected return on pension scheme assets	20,475
Net experience gains on scheme liabilities	8,901
Changes in financial assumptions underlying the scheme liabilities	(1,576)

Actuarial gain recognized in the statement of recognized gains and losses	€27,800

Period from September 3, 2002 through December 31, 2002	€000
Actual return less expected return on pension scheme assets	7,218
Net experience gains on scheme liabilities	27,515
Changes in financial assumptions underlying the scheme liabilities	(22,226)

Actuarial gain recognized in the statement of recognized gains and losses	€12,507

Movement in pension liability

€000
September 3, 2002 Acquired	376,436
Current service cost	11,011
Past service cost	1,533
Contributions	(18,508)
Other finance expense	10,775
Reclassification	(12,255)
Actuarial gain	(12,507)
Currency adjustment	(4,448)

Deficit in scheme at January 1, 2003	352,037
Current service cost	36,593
Past service cost	655
Contributions	(52,253)
Other finance expense	15,266
Actuarial gain	(27,800)
Fair value adjustment	68,431
Acquisitions	133,137
Disposals	(59,614)
Currency adjustment	(19,912)

Deficit in scheme at January 1, 2004	446,540
Current service cost	37,163
Past service benefit	(1,793)
Recognition of gain on settlement and curtailments	(542)
Contributions	(51,921)
Other finance expense	15,718
Actuarial loss	10,291
Reclassification	2,291
Disposals	(101)
Currency adjustment	(2,090)

Deficit in scheme at December 31, 2004	€455,556

History of amounts recognized in the statement of recognized gains and losses

Difference between actual and expected return on pension scheme assets

Year ended December 31, 2004
Amount	9,573,000
Percentage of scheme assets	1%
Year ended December 31, 2003
Amount	20,475,000
Percentage of scheme assets	3%
Period from September 3, 2002 through December 31, 2002
Amount	7,218,000
Percentage of scheme assets	1%
Experience gains and losses on scheme liabilities
Year ended December 31, 2004
Amount	5,901,000
Percentage of the present value of scheme liabilities	1%
Year ended December 31, 2003
Amount	8,901,000
Percentage of the present value of scheme liabilities	1%
Period from September 3, 2002 through December 31, 2002
Amount	27,515,000
Percentage of the present value of scheme liabilities	3%
Total actuarial gains and losses recognized in the statement of recognized gains and losses
Year ended December 31, 2004
Amount	10,291,000
Percentage of the present value of scheme liabilities	1%
Year ended December 31, 2003
Amount	27,800,000
Percentage of the present value of scheme liabilities	3%
Period from September 3, 2002 through December 31, 2002
Amount	12,507,000
Percentage of the present value of scheme liabilities	1%

        Some of the schemes are closed schemes and therefore under the projected unit method the current service cost would be expected to increase as the members of the scheme approach retirement and reduce as members retire or leave service.

        In certain countries, in accordance with local practice, plans are financed internally and the provisions relating to such cases are included in pension liabilities. At December 31, 2004 these amount to €277,274,000 (2003: €263,165,000; 2002: €169,330,000).

        The defined contribution pension scheme expense for the year ended December 31, 2004 was €21,077,000 (2003: €20,686,000; period from September 3, 2002 to December 31, 2002: €5,047,000).

Predecessor

        Prior to September 3, 2002, the pension cost for JSG's major occupational pension plans had been determined in accordance with the advice of actuaries, mainly using the projected unit credit or attained age methods and accounted for in accordance with SSAP 24.

        The principal assumptions used in the calculation of the profit and loss expense under SSAP 24 of €43,285,000 for the period from January 1, 2002 through September 2, 2002 was that the projected annual rate of investment return will exceed the projected annual rate of increase in pensionable earnings by between 2% to 4%. Under SSAP 24, surpluses or deficits on the pension plans arising from the actuarial valuations are spread over the expected weighted average service lives of the members of the relevant plan. The actuarial reports are available for inspection by the members of the relevant schemes only.

        The defined contribution pension scheme expense for the period from January 1, 2002 to September 2, 2002 was €9,926,000.

25 Related Party Transactions

Transactions with associates

        We conduct certain transactions with associates in the normal course of business. A significant level of predecessor's transactions were conducted with SSCC.

        The transactions with associates for each period are summarized as follows:

	Successor			Predecessor
	2004	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002
	€000	€000	€000	€000
Sale of goods	28,725	41,612	17,225	67,403
Purchase of goods	9,930	11,484	18,517	179,986
Receiving of services	922	265	1,573	2,854
Rendering of services	776	697	727	1,445

Transactions with related parties

        In connection with the acquisition, certain non-operating assets and non-core operating assets of JSG were transferred to the newcos, in exchange for intercompany notes.

	Successor
	2004	2003	Sept. 3, 2002 through Dec. 31, 2002
	€000	€000	€000
Rendering and receiving of services (net)	—	679	—
Transfer of businesses	—	—	104,892
Transfer of tangible assets	—	—	17,500
Transfer of financial assets	—	—	76,728
Transfer of cash from business disposals	11,934	28,206	14,891
Transfer of other assets	—	—	28,444

26 Net Cash Flow from Operating Activities

	Successor			Predecessor
	2004	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002
	€000	€000	€000	€000
Operating income	281,789	309,144	133,735	192,890
Reorganization and restructuring costs	23,231	16,357	(2,799)	2,799
Depreciation and depletion (net of government grants amortized)	259,831	250,590	80,760	164,942
Goodwill amortization	37,925	44,548	10,090	5,794
Finance lease interest paid	1,962	2,164	605	1,151
(Increase)/decrease in other payables and provisions	(12,891)	6,451	4,993	5,510
Decrease/(increase) in working capital (Note 27)	47,419	62,832	35,975	(13,060)
Currency adjustment	1,663	(1,122)	8,339	(3,512)

	€640,929	€690,964	€271,698	€356,514

27 Movement in Working Capital

	Inventories	Receivables	Payables*	Total
	€000	€000	€000	€000
December 31, 2003	477,432	911,443	(967,141)	421,734
Reclassification	4,151	(15,903)	3,202	(8,550)
Deferred acquisition consideration	—	—	854	854
Decrease in working capital	(22,434)	38,291	(63,276)	(47,419)
Currency adjustment	(6,983)	(8,783)	9,301	(6,465)

December 31, 2004	€452,166	€925,048	€(1,017,060)	€360,154

	Inventories	Receivables	Payables*	Total
	€000	€000	€000	€000
December 31, 2002	470,207	1,016,181	(1,018,286)	468,102
Acquisitions	59,724	115,628	(109,936)	65,416
Disposed	(33,890)	(72,899)	44,173	(62,616)
Reclassification	(1,267)	(12,566)	57,676	43,843
Deferred acquisition consideration	—	—	(3,178)	(3,178)
Decrease in working capital	4,638	(102,680)	35,210	(62,832)
Currency adjustment	(21,980)	(32,221)	27,200	(27,001)

December 31, 2003	€477,432	€911,443	€(967,141)	€421,734

	Inventories	Receivables	Payables*	Total
	€000	€000	€000	€000
September 3, 2002 Acquired	508,433	1,140,679	(1,113,171)	535,941
Disposals	(3,360)	(12,341)	18,152	2,451
Decrease in working capital	(23,064)	(76,401)	63,490	(35,975)
Currency adjustment	(11,802)	(35,756)	13,243	(34,315)

December 31, 2002	€470,207	€1,016,181	€(1,018,286)	€468,102

*
Amounts falling due within one year not including borrowing due within one year, corporation tax, proposed dividends, capitalized lease obligations and amounts due to affiliates.

28 Equity Dividends Paid

	Successor			Predecessor
	2004	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002
	€000	€000	€000	€000
Dividends to Group shareholders	—	—	€255	€50,662

29 Retirement of Fixed Assets

	Successor			Predecessor
	2004	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002
	€000	€000	€000	€000
Property, plant and equipment	33,860	12,351	(401)	786
Investments	2,528	32,544	1,914	131

	€36,388	€44,895	€1,513	€917

30 Reconciliation of Net Cash Flow to Movement in Net Debt

	Successor			Predecessor
	2004	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002
	€000	€000	€000	€000
Increase/(decrease) in cash	50,285	29,314	(18,538)	12,302
Decrease/(increase) in term debt	111,101	2,142	(1,699,908)	(42,651)
Increase/(decrease) in liquid resources	16,989	(18,889)	10,521	(239,468)
Capital elements of finance leases repaid	13,576	5,689	2,031	4,945

Change in net debt resulting from cash flows	191,951	18,256	(1,705,894)	(264,872)
New finance leases	(2,963)	—	—	—
Loans and finance leases acquired	—	(122,952)	(1,432,276)	(124,709)
Loans and finance leases disposed	—	23,695	—	—
Other non cash movements	(40,876)	(38,537)	(34,875)	3,731
Currency adjustment	40,244	153,282	38,199	90,737

Movement in net debt	188,356	33,744	(3,134,846)	(295,113)
Net debt at beginning of period	(3,101,102)	(3,134,846)	—	(1,137,163)

Net debt at end of period	€(2,912,746)	€(3,101,102)	€(3,134,846)	€(1,432,276)

31 Analysis of Net Debt

Successor	December 2003	Cash Flow	Acquisitions and disposals	Non Cash	Currency	December 2004
	€000	€000	€000	€000	€000	€000
Cash	86,137	55,623	—	—	(1,611)	140,149
Short term deposits and liquid resources	92,930	16,989	—	(35)	(2,000)	107,884

Cash and investments	179,067	72,612	—	(35)	(3,611)	248,033

Bank overdrafts and demand loans	(22,368)	(5,338)	—	—	(962)	(28,668)
Loans repayable within one year	(111,447)	54,348	—	3,698	(22,772)	(76,173)

Short term borrowing	(133,815)	49,010	—	3,698	(23,734)	(104,841)

Long and medium term borrowing	(3,118,074)	56,753	—	(44,539)	67,322	(3,038,538)

Net borrowing	(3,072,822)	178,375	—	(40,876)	39,977	(2,895,346)
Finance leases	(28,280)	13,576	—	(2,963)	267	(17,400)

Net debt	€(3,101,102)	€191,951	—	€(43,839)	€40,244	€(2,912,746)

	December 2002	Cash Flow	Acquisitions and disposals	Non Cash	Currency	December 2003
	€000	€000	€000	€000	€000	€000
Cash	69,224	22,493	—	—	(5,580)	86,137
Short term deposits and liquid resources	115,107	(18,889)	—	(58)	(3,230)	92,930

Cash and investments	184,331	3,604	—	(58)	(8,810)	179,067

Bank overdrafts and demand loans	(51,378)	6,821	—	—	22,189	(22,368)
Loans repayable within one year	(110,776)	36,206	—	2,279	(39,156)	(111,447)

Short term borrowing	(162,154)	43,027	—	2,279	(16,967)	(133,815)

Long and medium term borrowing	(3,134,436)	(34,064)	(86,119)	(40,758)	177,303	(3,118,074)

Net borrowing	(3,112,259)	12,567	(86,119)	(38,537)	151,526	(3,072,822)
Finance leases	(22,587)	5,689	(13,138)	—	1,756	(28,280)

Net debt	€(3,134,846)	€18,256	€(99,257)	€(38,537)	€153,282	€(3,101,102)

	September 3, 2002	Cash Flow	Acquisitions and Disposals	Non Cash	Currency	December 2002
	€000	€000	€000	€000	€000	€000
Cash	—	(14,484)	86,143	—	(2,435)	69,224
Short term deposits and liquid resources	—	10,521	106,791	(367)	(1,838)	115,107

Cash and investments	—	(3,963)	192,934	(367)	(4,273)	184,331

Bank overdrafts and demand loans	—	(4,054)	(57,820)	—	10,496	(51,378)
Loans repayable within one year	—	51,257	(116,416)	(34,508)	(11,109)	(110,776)

Short term borrowing	—	47,203	(174,236)	(34,508)	(613)	(162,154)

Long and medium term borrowing	—	(1,751,165)	(1,426,333)	—	43,062	(3,134,436)

Net borrowing	—	(1,707,925)	(1,407,635)	(34,875)	38,176	(3,112,259)
Finance leases	—	2,031	(24,641)	—	23	(22,587)

Net debt	—	€(1,705,894)	€(1,432,276)	€(34,875)	€38,199	€(3,134,846)

Predecessor	December 2001	Cash Flow	Acquisitions and Disposals	Non Cash	Currency	September 2, 2002
	€000	€000	€000	€000	€000	€000
Cash	87,756	961	—	—	(2,574)	86,143
Short term deposits and liquid resources	352,353	(239,468)	—	(1,041)	(5,053)	106,791

Cash and investments	440,109	(238,507)	—	(1,041)	(7,627)	192,934

Bank overdrafts and demand loans	(76,419)	11,341	—	—	7,258	(57,820)
Loans repayable within one year	(174,569)	24,994	—	4,772	28,387	(116,416)

Short term borrowing	(250,988)	36,335	—	4,772	35,645	(174,236)

Long and medium term borrowing	(1,302,687)	(67,645)	(118,477)	—	62,476	(1,426,333)

Net borrowing	(1,113,566)	(269,817)	(118,477)	3,731	90,494	(1,407,635)
Finance leases	(23,597)	4,945	(6,232)	—	243	(24,641)

Net debt	€(1,137,163)	€(264,872)	€(124,709)	€3,731	€90,737	€(1,432,276)

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

32 Acquisitions and disposals

	Successor			Predecessor
	2004	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002
	€000	€000	€000	€000
Net assets acquired (see below)	—	6,180	936,624	319,630
Reclassification from associates	—	(35,030)	—	(90,045)
Goodwill	2,731	174,659	1,558,994	59,240

	€2,731	€145,809	€2,495,618	€288,825

Satisfied by:
Cash payments	2,731	145,809	2,495,618	288,825
Cash acquired	—	(52,683)	—	(12,853)
Bank overdrafts acquired	—	8,955	—	44,668

Net cash outflows	€2,731	€102,081	€2,495,618	€320,640

        Summary of net assets acquired:

	Successor			Predecessor
	2004	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002
	€000	€000	€000	€000
Net assets acquired:
Fixed assets:
Property, plant and equipment	—	269,385	2,347,566	417,383
Investments	—	3,616	232,507	2,030
Current assets:
Inventories	—	59,724	508,433	88,205
Accounts receivable and prepayments	—	115,628	1,140,679	127,264
Cash and investments held as current assets	—	52,683	192,934	12,853

Total assets	—	501,036	4,422,119	647,735
Accounts payable and accrued liabilities	—	(135,268)	(1,376,856)	(164,241)
Long term debt and other payables	—	(113,896)	(1,459,696)	(124,519)
Provisions for liabilities and charges	—	(6,197)	(520,301)	(39,241)
Fair value adjustment	—	(239,495)	25,326	—
Minority interest	—	—	(153,968)	(104)

Net assets acquired at fair value to the Group	—	€6,180	€936,624	€319,630

        The acquisition of predecessor was completed on September 3, 2002. It had not been possible to complete the investigation for determining fair values for this acquisition by April 8, 2003 and accordingly estimated fair values were used in the financial statements for the year ended December 31, 2002. The final fair value adjustments incorporated during 2003 are set out below.

	Provisional values at December 31, 2002	Revaluation	Final fair value
	€ millions	€ millions	€ millions
Cash	193	—	193
Accounts receivable and prepayments	1,141	(4)	1,137
Inventories	508	—	508
Investments	233	—	233
Property, plant and equipment	2,373	195	2,568
Accounts payable and accruals	(1,377)	(8)	(1,385)
Long term debt and other long term liabilities	(1,460)	—	(1,460)
Other liabilities	(520)	(31)	(551)
Minorities	(154)	(9)	(163)

Net assets acquired	937	143	1,080
Goodwill	1,559	(143)	1,416

Consideration	€2,496	—	€2,496

Summary of effects of the acquisition of the SSCC European assets

	Book value	Revaluations	Fair value
	€ millions	€ millions	€ millions
Cash	29	—	29
Accounts receivable and prepayments	103	—	103
Inventories	49	—	49
Property, plant and equipment	103	115	218
Accounts payable and accruals	(98)	—	(98)
Long term debt and other long term liabilities	(115)	—	(115)
Other liabilities	(95)	(59)	(154)

Net assets acquired	€(24)	€56	32

Goodwill			174

Consideration			€206

33 Post Balance Sheet Events

      On December 22, 2004 we announced that we had signed a definitive agreement to sell our Munksjö specialties business to The EQT III Fund for approximately €450 million. On December 14, 2004 SCA (Svenska Cellullosa Aktiebolaget) announced that it had agreed to buy our Munksjö Tissue business for approximately €28 million. The sale of our Munksjö specialties business to The EQT III Fund was completed on March 1, 2005 and the proceeds from the disposal have been used to pay down part of the term portion of our senior credit facility. The sale of our Munksjo tissue business is subject to customary closing conditions. The Munksjö specialty assets comprised pulp, decor paper, and specialty paper businesses and had sales from operations for 2004 of approximately €480 million. The Munksjö tissue assets being sold comprise a paper mill producing base paper for tissue and two tissue conversion plants, and generated sales from operations of approximately €50 million in 2004. We are retaining the Munksjö containerboard and corrugated assets, located in Norway, Sweden and Poland, which comprise approximately 90,000 metric tons of containerboard and 150,000 metric tons of corrugated capacity.

        A summary of the assets and liabilities disposed is as follows:

€ millions
Cash	5
Accounts receivable and prepayments	59
Inventories	64
Property, plant and equipment	254
Accounts payable and accruals	(60)
Long term debt and other long term liabilities	(40)
Other liabilities	(25)

€257

        On January 13, 2005, JSG Funding commenced a tender offer to purchase for cash all outstanding existing 15.5% subordinated notes, which we refer to as the "tender offer". As of January 1, 2005, $211,110,848 aggregate principal amount of our 15.5% subordinated notes due 2013 and €140,740,568 aggregate principal amount of our 15.5% subordinated notes due 2013 were outstanding. In connection with the tender offer, we also solicited consents to amend the indentures governing the existing 15.5% subordinated notes to remove substantially all of the restrictive covenants thereunder. The tender offer was completed and the proposed amendments became effective on February 14, 2005. We intend to redeem the .01% of the 15.5% dollar subordinated notes not tendered pursuant to the tender offer in accordance with the terms and conditions of the indentures governing the existing 15.5% subordinated notes. Under these indentures, the earliest we may redeem the 15.5% subordinated notes not tendered is October 1, 2005, at a redemption price of 108.0% of the aggregate principal amount of the existing 15.5% subordinated notes. All of the euro 15.5% subordinated notes were tendered. In January 2005, JSG completed an offering of approximately €370 million of 7.75% subordinated cash-pay notes. JSG Funding applied the net proceeds from this offering to fund the purchase of its existing 15.5% subordinated notes pursuant to the tender offer and to pay related fees and expenses.

        Concurrently with the completion of this offering of notes, JSG Holdings completed an offering of €325 million in aggregate principal amount of 11.5% senior PIK notes due 2015 (the "PIK notes"), substantially all of the net proceeds of which were loaned to JSG Packaging, which, in turn, paid such net proceeds to its shareholders by means of a share capital reduction under Irish law. Neither JSG Funding nor any of its subsidiaries guarantee the PIK notes and thus the PIK notes are effectively subordinated to all debt and other liabilities and preferred stock, if any, of JSG Funding and its subsidiaries.

34 Parent Undertakings and Controlling Parties

        The immediate controlling party of the company is JSL. The ultimate controlling party and parent undertaking of the largest group of which the company is a member, and for which group financial statements are prepared, is JSG Packaging Ltd. (JSG Packaging). The parent undertaking of the smallest group of which the company is a member, and for which group financial statements are prepared, is JSG Holdings. JSG Packaging, JSG Holdings plc (JSG Holdings) and JSL are companies incorporated in Ireland.

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

35 Companies (Amendment) Act, 1986

        The financial statements in this report do not comprise "full group accounts" within the meaning of Regulation 40(1) of the European Communities (Companies: Group Accounts) Regulations, 1992 of Ireland in so far as such group accounts would have to comply with the disclosure and other requirements of those Regulations. Full group accounts for JSL for the period from September 3, 2002 through December 31, 2002 and for the year ended December 31, 2003 have been filed with the Irish Registrar of Companies. Full accounts for JSG Packaging Ltd. for the year ended December 31, 2004 will be filed with the Registrar in due course.

36 Comparative Figures

        Certain figures for the prior years have been adjusted to conform with 2004 classifications and disclosure requirements.

37 Differences Between Accounting Principles Generally Accepted in Ireland and in the
United States

        The Group's consolidated financial statements are prepared in accordance with accounting principles generally accepted in Ireland ("Irish GAAP"), which differ in certain respects from accounting principles generally accepted in the United States ("US GAAP"). The significant differences as they apply to the Group and the necessary adjustments are summarized below.

Goodwill

        Irish GAAP, FRS 10—"Goodwill and Intangible Assets," requires goodwill to be capitalized as an intangible fixed asset and amortized in the statement of operations over its estimated useful live. For US GAAP, the Group applies SFAS No. 142 "Goodwill and Other Intangible Assets". Under SFAS No. 142, goodwill is no longer amortized, but is tested for impairment on an annual basis and whenever indicators of impairment arise. The Group's identified indicators of impairment under SFAS No. 142 are the same as under SAB No. 100, "Restructuring and Impairment Charges".

        The goodwill impairment test, which is based on fair value, is to be performed on a reporting unit level using a two-step impairment test. A reporting unit is an operating segment as defined by SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", or one level lower. In the first step, the fair value of a reporting unit is compared with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying value, goodwill is not deemed to be impaired and step two of the impairment test is not required. If the fair value of the reporting unit is lower than the carrying value of long term assets and net working capital, step two needs to be performed to measure the amount of impairment. The second step of the goodwill impairment test, used to measure the amount of impairment loss, compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss shall be recognized in an amount equal to that excess. The loss recognized cannot exceed the carrying amount of goodwill.

        The fair value of each reporting unit was determined based upon JSG's segment reporting. According to these calculations, the fair value of the reporting units exceeded the carrying value of their net assets. Therefore, the additional analysis was not required and there was no impairment of goodwill upon adoption of SFAS No. 142. The Group performed an annual impairment test as of December 31, 2002, 2003 and 2004. No indicators of impairment were identified.

Deferred taxation

        Irish GAAP, FRS 19—"Deferred Tax" requires full provision to be made for deferred tax arising from timing differences between the recognition of gains and losses in the financial statements and their recognition in tax computations. In adopting FRS 19, we have chosen not to discount deferred tax assets and liabilities. This standard eliminates a number of the differences between accounting for deferred tax under Irish and US GAAP. However under SFAS 109—"Accounting for Income Taxes", deferred taxation would also be provided under US GAAP on the difference between the accounting and taxation bases of assets and liabilities of subsidiaries acquired. Deferred income taxes on the taxable US GAAP adjustments are included within the reconciliations.

Retirement benefits

        Under Irish GAAP, FRS 17—"Retirement Benefits" requires that scheme assets are valued at fair value and scheme liabilities are measured using the Projected Unit Credit method. Net scheme assets and liabilities, reduced by deferred tax amounts, are required to be shown on the face of the balance sheet as a pension asset or liability as appropriate. JSG Funding has also adopted Urgent Issues Task Force abstract 35—"Death-in-service and incapacity benefits" ("UITF 35"). Under US GAAP the main differences with Irish GAAP arise in relation to the recognition of actuarial gains and losses and the treatment of death-in-service and incapacity benefits. Under US GAAP, net scheme assets and liabilities are required to be shown gross of deferred tax amounts.

        Predecessor, under Irish GAAP, followed SSAP 24—"Accounting for Pension Costs", whereby the pension costs in respect of predecessor's defined benefit plans were assessed in accordance with the advice of independent actuaries using assumptions and methods which, taken as a whole, produced the actuaries' best estimates of the cost of providing the relevant pension benefits. US GAAP specifically requires the use of the Projected Unit Credit method and the matching of the projected benefit obligation against the fair value of the plan's assets, adjusted to reflect any unrecognized obligations or assets, in determining the pension cost or credit for the period. In addition, under US GAAP, the assumptions used must be based on current market rates.

Exceptional and extraordinary items

        Under Irish GAAP, profits and losses associated with early debt extinguishment are included in income before taxation. For predecessor, these costs would have been treated as extraordinary items under US GAAP.

        In April 2002, the FASB issued SFAS No. 145—"Rescission of FASB Statements No.4, 44 and 62, Amendment of FASB No.13 and Technical Corrections". SFAS No. 145 requires, in most cases, gains and losses on extinguishments of debt to be classified as income or loss from continuing operations, rather than extraordinary items. The statement was effective for fiscal years after May 15, 2002.

Investment in SSCC

        Prior to the acquisition of JSG on September 3, 2002, the Group's main investment in the U.S. was in SSCC. At the time of the acquisition, JSG distributed to its shareholders by way of a share capital reduction its 29.3% interest in SSCC. In the period presented prior to the acquisition SSCC was an associate of which JSG owned approximately 29.3%. For the period presented prior to the acquisition, Group equity accounted for SSCC. For the periods after the acquisition, Group did not equity account for SSCC.

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

        Under US GAAP for each of the periods presented, Mexico, Colombia, Argentina and Venezuela would not be regarded as hyper-inflationary and the Mexican Peso, the Colombian Peso, the Argentinean Peso and the Bolivar respectively would have been used as the functional currency. The application of US GAAP has no material effect on the reported net income of these subsidiaries.

Stock based employee compensation expense

        SFAS No. 123—"Accounting for Stock Based Compensation" encourages, but does not require, compensation expense for employee stock options to be measured based on their fair value at the date of grant, determined using option valuation models. Successor has elected to continue to account for stock based employee compensation in accordance with APB Opinion No. 25—"Accounting for Stock Issued to Employees" ("APB 25") and related interpretations and to provide the pro forma information required by SFAS No. 123.

        Predecessor operated variable option plans. As the options did not vest until certain targets were achieved, the number of shares which could be acquired by employees was not fully determinable until after the date of grant. In accordance with Urgent Issues Task Force abstract 17—"Employee Share Schemes" ("UITF 17"), under Irish GAAP predecessor's employee options did not result in charges against income except to the extent that the market value of the shares at the date of grant exceeded the amount the employee must pay to exercise the option.

        Under US GAAP, following the measurement principles of APB 25, compensation expense would be accrued and booked to income over the vesting period. The vesting period commences when it becomes probable that the underlying targets attaching to the options will be achieved and the number of shares will be known and ends with the date when the granting of the shares is not contingent upon the performance of additional services or other conditions. Compensation expense would be booked on a period by period basis to reflect the difference between the price an employee must pay to acquire the shares underlying the option and the market price of the shares, at the end of each accounting period until the final vesting date.

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

        Under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" all derivative instruments are recognized on the balance sheet at their fair values. Changes in fair value are either recognized periodically in income or in shareholders' equity as a component of comprehensive income depending on whether the derivative qualifies for hedge accounting in accordance with the requirements of SFAS No. 133, and if so, whether it qualifies as a fair value hedge or cash flow hedge. Changes in fair value of derivatives accounted for as fair value hedges are recorded in income along with the corresponding portions of the changes in the fair value of the hedged items, to the extent they are effective as hedges. Changes in fair value of derivatives accounted for as cash flow hedges, to the extent they are effective as hedges, are recorded in other comprehensive income net of deferred taxes. Changes in fair values of derivatives not qualifying as hedges are reported in net income.

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

        Under US GAAP, SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" establishes a single accounting model for long-lived assets to be disposed of by sale consistent with the fundamental provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". While it supersedes portions of APB Opinion 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", it retains the discontinued operations presentation, yet it broadens that presentation to include a component of an entity (rather than a segment of a business). However, discontinued operations are no longer recorded at net realizable value and future operating losses are no longer recognized before they occur. Under

SFAS No. 144, it is no longer necessary to allocate goodwill to long-lived assets and then perform impairment testing. Furthermore, it has been stipulated that in situations where it is expected that certain flows of capital will be accumulated in areas subject to impairment testing, these can be calculated on the basis of a probability-weighted cash flow estimate. SFAS No. 144 also establishes criteria for determining when an asset should be treated as held for sale.

        SFAS No. 144 was effective for the fiscal years beginning after December 15, 2001. Accordingly, the Group adopted SFAS No. 144 as of January 1, 2002. The adoption of SFAS No. 144 did not have a material impact on the Group's financial position, results of operations or cash flows.

Restructuring and integration costs

        The rules for recognizing restructuring and integration costs in the statement of income are generally consistent between Irish and US GAAP. However, under Irish GAAP, on the acquisition of a business, costs in connection with restructuring would not be recorded in purchase accounting but would be expensed as incurred post acquisition. Under US GAAP, a purchase accounting liability would be recorded for qualifying costs and goodwill increased if certain requirements are satisfied.

Purchase price allocation

        Under Irish GAAP the entire excess purchase price is allocated to goodwill. Under US GAAP, the excess purchase price over the fair value of the net tangible assets acquired would first be allocated to identifiable intangible assets based on their estimated fair values, with the remainder being allocated to goodwill.

Leveraged buyout transactions

        Under US GAAP, because of the application of the EITF issue 88-16, "Basis in Leveraged Buyout Transactions", only partial purchase accounting applied to the acquisition of JSG. The approximate 8% rollover investment by senior management shareholders would be valued at their predecessor basis in JSG as opposed to the inherent new basis in successor. The primary effect of that adjustment was to reduce goodwill and shareholders' equity. Under Irish GAAP, no such adjustment is required.

Composition of JSG Funding Group—consolidation of companies sold to affiliates

        As part of the MDP acquisition, certain assets were transferred to newcos, wholly owned subsidiaries of JSL. The newcos borrowed €125 million which was lent to JSL to fund a €125 million capital contribution in JSG Funding. Under US GAAP, the newcos would be consolidated in JSG Funding's financial statements, causing debt of JSG Funding to increase and equity of JSG Funding to decrease. Even though JSG Funding under US GAAP would consolidate the newcos, JSG Funding had no repayment obligations relating to the newco debt, which was recourse only to the assets of the newcos. The newcos facility was fully paid before December 31, 2003.

Inventory valuation—fair value

        Under Irish GAAP the fair value of inventory in an acquisition would be based either, on the current cost to the acquired entity of reproducing the inventory or on the historical cost of the inventory (including the interest cost of holding the inventory) where it is difficult to find replacement cost as replacement would be impossible. Under US GAAP, inventory would be valued at fair market value having regard to the intentions of the acquirer when identifying and allocating these fair values.

Long term receivables

        Under Irish GAAP, certain long term receivables are included in current assets. Under US GAAP, they are included in long term assets.

        The following is a summary of the significant adjustments to income and shareholders' equity which would be required if US GAAP were to be applied instead of Irish GAAP.

Income

	Successor			Predecessor
	2004	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002
	€000	€000	€000	€000
Net (loss)/income reported in the consolidated statements of operations	(34,489)	(67,328)	1,854	95,422
Adjustments:
Goodwill amortization	37,925	33,817	10,087	5,984
Retirement benefits	(3,061)	(3,999)	1,738	7,403
Share of earnings of associates—SSCC	—	—	—	17,116
Deferred taxation	9,309	22,699	773	(15,717)
Stock based compensation expense	(330)	(493)	—	(17,699)
Inventory valuation—fair value	—	(5,264)	—	—
Management rollover investment	616	894	—	—
Financial instruments—fair value	(33,275)	(13,779)	61	3,464
Consolidation of companies sold to affiliates	(8,195)	(3,295)	(4,246)	—

	2,989	30,580	8,413	551

Net (loss)/income as adjusted to accord with US GAAP	€(31,500)	€(36,748)	€10,267	€95,973
Arising from:
Continuing operations	(70,588)	(60,201)	(14,632)	110,059
Extraordinary items (net of tax: September 2, 2002:
€1,715,000)	—	—	—	(2,571)
Discontinued activities	39,088	23,453	24,899	(11,515)

Net (loss)/income available to ordinary shareholders as adjusted to accord with US GAAP	€(31,500)	€(36,748)	€10,267	€95,973

Comprehensive Income

	Successor			Predecessor
	2004	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002
	€000	€000	€000	€000
Net (loss)/income available to ordinary shareholders as adjusted to accord with US GAAP	(31,500)	(36,748)	10,267	95,973
Other comprehensive income/(loss):
Financial instruments—fair value	(19,365)	(1,757)	(4,534)	12,202
Unrealized foreign currency translation adjustments	31,500	91,196	16,900	(193,666)
Retirement benefits	(4,824)	6,533	3,773	(151,605)
Share of associates other comprehensive income/(loss):
Deferred hedge loss	—	—	—	1,605
Unrealized losses and foreign currency translation adjustments	—	—	—	2,889
Net loss reclassified into earnings	—	—	—	2,247

Comprehensive (loss)/income	€(24,189)	€59,224	€26,406	€(230,355)

        Net losses of €3,697,000 of the accumulated adjustments to comprehensive income in respect of the fair value of financial instruments are expected to be reclassified into earnings in the next twelve months. These instruments derive from gains and losses on derivatives hedging cash flows on forecasted transactions (the maximum period for which is two years) and on interest rate swaps qualifying as cash flow hedges.

Shareholders' Equity

	2004	2003
	€000	€000
Shareholders' equity as reported in the consolidated balance sheets	869,101	895,356

Adjustments:
Goodwill—Gross	137,538	137,127
—Aggregate amortization	81,695	43,770
Hyper-inflationary economies—property, plant and equipment
—Cost	140,133	91,200
—Aggregate depreciation	(63,141)	(38,996)
Hyper-inflationary economies—investments	3,013	2,239
Retirement benefits	(34,147)	(34,736)
Deferred taxation	(127,194)	(134,831)
Financial instruments—fair value	(48,741)	3,899
Minority share of US GAAP adjustments	(8,615)	(2,582)
Consolidate newcos	(125,000)	(125,000)
Rollover investment by JSG management	(75,574)	(76,190)
Shareholders' equity of companies sold to affiliates	(21,519)	(9,854)

	(141,552)	(143,954)

Shareholders' equity as adjusted to accord with US GAAP	€727,549	€751,402

Cumulative Other Comprehensive Income Amounts

	Currency Translation Adjustments	Financial Instruments (Losses)	Retirement Benefits	Total
	€000	€000	€000	€000
September 3, 2002	—	—	—	—
Movement from September 3, 2002 through December 31, 2002	16,900	(4,534)	3,773	16,139

Balance at December 31, 2002	16,900	(4,534)	3,773	16,139
Movement in the year	91,196	(1,757)	6,533	95,972

Balance at December 31, 2003	108,096	(6,291)	10,306	112,111
Movement in the year	31,500	(19,365)	(4,824)	7,311

Balance at December 31, 2004	€139,596	€(25,656)	€5,482	€119,422

Cash Flows

        The consolidated statement of cash flows prepared under Irish GAAP presents substantially the same information as that required under US GAAP by SFAS No. 95—"Statement of Cash Flows". This standard differs, however, with regard to the classification of items within the statements and as regards the definition of cash and cash equivalents. Under US GAAP, cash would not include bank overdrafts. The movements on such bank overdrafts are required to be included in financing activities under SFAS No. 95. Under US GAAP only short term investments with a maturity of three months or less at the date of acquisition are included in cash equivalents. Under Irish GAAP movements in short term investments are classified as management of liquid resources. Under Irish GAAP, cash flows are presented separately for operating activities, dividends received from associates, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and disposals, equity dividends paid, management of liquid resources and financing. US GAAP, however, requires only three categories of cash flow activity to be reported: operating, investing and financing.

        Cash flows from taxation and returns on investments and servicing of finance shown under Irish GAAP would be included as operating activities under US GAAP. Cash flows from capital expenditure, financial investment and acquisitions and disposals would be included as investing activities under US GAAP. The payment of dividends would be included as a financing activity under US GAAP. Under US GAAP, capitalized interest is treated as part of the cost of the asset to which it relates and is thus included as part of investing cash flows; under Irish GAAP all interest is treated as part of returns on investments and servicing of finance.

        The categories of cash flow activity under US GAAP are summarized as follows:

	Successor			Predecessor
	2004	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002
	€000	€000	€000	€000
Cash inflow from operating activities	362,737	375,126	173,234	206,485
Cash (outflow) on investing activities	(174,770)	(333,626)	(2,596,026)	(211,558)
Cash (outflow)/inflow from financing activities	(129,731)	(29,296)	2,429,931	(26,723)

Increase/(decrease) in cash and cash equivalents	58,236	12,204	7,139	(31,796)
Currency adjustment on cash and cash equivalents	(3,611)	(8,810)	(4,273)	(7,627)
Cash and cash equivalents at beginning of period	176,323	172,929	170,063	209,486

Cash and cash equivalents at end of period	€230,948	€176,323	€172,929	€170,063

Deferred taxation—additional information required by SFAS 109

        The analysis of the US GAAP deferred taxation liability required by SFAS 109 is as follows:

	2004	2003
	€000	€000
Deferred taxation liabilities:
Excess of book value over tax value of fixed assets	295,702	302,859
Other timing differences	83,526	101,069

	379,228	403,928

Deferred taxation assets:
Net operating loss carry forwards	(61,422)	(65,120)
Valuation allowances	29,631	49,546
Retirement benefits(1)	(45,679)	(93,690)
Other timing differences	(42,447)	(74,238)

	(119,917)	(183,502)

	€259,311	€220,426

Split as follows:
Current	(20,177)	(31,930)
Non current	279,488	252,356

	€259,311	€220,426

(1)
Retirement benefits includes €44,319,000 (2003: €91,231,000) in relation to deferred tax which has been recorded within "Pension liabilities" (note 24).

        Valuation allowances are set up for losses carried forward in those jurisdictions in which it is more likely than not that the losses carried forward will not be utilized to offset future taxable income or in which there is no deferred tax liability against which the related asset can be offset prior to expiry.

Share option schemes—additional information required by SFAS No. 123

        As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation" and amended by SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure," the Group has elected to account for shares to be issued under the Management Participation Agreement under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and adopt the disclosure only provisions of SFAS No. 123 and SFAS No. 148. Under SFAS No. 123, options are valued at the grant date using the Black-Scholes valuation model and compensation expenses are recognized ratably over the vesting period. Had compensation expenses been determined as prescribed by SFAS No. 123, the Group's net income for the period presented would have been as shown in the table below.

        Under Predecessor's 1987 Option Schemes, the 1999 Executive Share Option Plan and the 2000 United Kingdom Executive Approved Share Option Plan (the "Schemes"), selected employees of JSG and its subsidiaries were granted non-qualified options to acquire ordinary shares of JSG. The share options were exercisable at a price equal to the market price, as defined, of JSG's ordinary shares at the time of grant. The options became exercisable upon the occurrence of certain trigger events, as defined, within 10 years from the date of grant. The options were to expire not later than 10 years from the date of grant.

        Predecessor elected to follow APB 25 and related interpretations in accounting for its share options because the alternative fair value accounting provided for under SFAS No. 123 requires use of option valuation models that were not developed for use in valuing employee share options. SFAS No. 123 requires pro forma information regarding net income. This information has been determined as if JSG had accounted for those employee share options issued subsequent to December 31, 1994 under the fair value method of that statement. Due to the recognition of option expense over the vesting period, the pro forma net income information required by SFAS No. 123 is not likely to be representative of the effects on the reported pro forma net income for future years. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model.

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

	Successor			Predecessor
	2004	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002
	€000	€000	€000	€000
Net (loss)/income attributable to common shareholders under US GAAP
As reported	(31,500)	(36,748)	10,267	95,973
Add: Stock based employee compensation expense included in reported net income, net of related tax effects	259	394	—	21,540
Deduct: Total stock based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(1,073)	(769)	—	(15,076)

Pro forma	€(32,314)	€(37,123)	€10,267	€102,437

        JSG's 1999 Performance Share Plan allowed participating executives to receive annual allocations that could result in the award of rights to acquire ordinary shares in JSG for a nominal consideration. Awards were granted over a proportion of the shares over which an allocation was made to the extent that pre-set performance targets were achieved over a performance period of not less than four years.

        Under the Special Long Term Incentive Plans adopted in 2000, the Chairman & Chief Executive Officer, President & Chief Operations Officer and Chief Financial Officer each received an allocation that could result in the award of rights to acquire ordinary shares in JSG for a nominal consideration. Awards were granted over a proportion of the shares over which an allocation was made to the extent that pre-set performance targets were achieved over a performance period of three years.

        During 2000, JSG introduced save as you earn share option schemes for eligible employees in both Ireland (the "Irish SAYE Scheme") and the UK (the "UK SAYE Scheme"). Under these schemes, employees could opt to save fixed amounts on a regular basis, over a three-year, five-year or seven-year period, subject to a maximum monthly saving of €320 (Irish SAYE Scheme) or Stg£250 (UK SAYE Scheme). The participants could use the amounts saved plus interest earned to acquire shares under options granted by JSG at the start of the savings period.

        A summary of the Group's share options and related activity is as follows:

	Shares under option	Option Price Range	Weighted Average Exercise Price
Outstanding at December 31, 2001	76,084,708	€0.00–€2.62	€1.64
Exercised	(55,601,020)	€0.00–€2.62	€1.63
Cancelled	(20,483,688)	€0.00–€2.62	€1.66

Outstanding at September 2, 2002	—	—	—

        No options were outstanding at September 2, 2002. Successor had no options outstanding at December 31, 2002, December 31, 2003 or December 31, 2004.

Pension costs and termination indemnities—information required by SFAS No. 87 and SFAS No. 132

        The components of the defined benefit net pension expense for the Group's defined benefit plans, termination indemnities and post retirement healthcare defined benefit plans for the years ended

December 31, 2004 and 2003 and the periods ended September 2, 2002 and December 31, 2002 under SFAS No. 87 amended by SFAS No. 132 are estimated to be as follows:

	Successor			Predecessor
	2004	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002
	€000	€000	€000	€000
Service cost	38,470	36,885	9,433	17,085
Interest cost	56,282	55,573	19,509	36,548
Expected return on plan assets	(40,627)	(39,669)	(15,455)	(37,950)
Amortization of unrecognized transition obligation or asset	—	—	(84)	(674)
Recognized gains and losses	61	4,118	(2,053)	(308)
Recognized prior service cost	57	655	1,226	607
Loss due to settlement or curtailment	(636)	—	64	516

	€53,607	€57,562	€12,640	€15,824

        The defined benefit net pension expense for 2004 and 2003 includes all of the Group's pension plans. Because of the difficulty in obtaining the information for 2002, the defined benefit net pension expense for 2002 includes only the Group's principal pension plans.

        The estimated fund status of the Group's defined benefit plans, termination indemnities and post retirement healthcare defined benefit schemes under SFAS No. 87 amended by SFAS No. 132 was as follows:

	2004	2003
	€000	€000
Change in benefit obligation
Benefit obligation at beginning of period	1,081,891	1,051,246
Service cost	38,470	36,885
Interest cost	56,282	55,573
Contributions by plan participants	7,908	7,455
Actuarial gains and losses	8,486	(10,996)
Benefits paid	(60,748)	(52,682)
Divestitures, curtailments or settlements	(542)	—
Plan amendments	(1,793)	655
Reclassification	2,291	—
Fair value adjustments	—	70,685
Acquisitions	—	133,967
Disposals	(101)	(159,426)
Currency adjustments	(8,872)	(51,471)

Benefit obligation at end of period	1,123,272	1,081,891

Change in plan assets
Fair value of plan assets at beginning of period	621,833	684,468
Actual return on assets	40,999	61,640
Contributions by employer	51,921	52,253
Contributions by plan participants	7,908	7,455
Benefits paid	(60,748)	(52,682)
Fair value adjustments	—	2,254
Acquisitions	—	830
Disposals	—	(99,812)
Currency adjustment	(6,808)	(34,573)

Fair value of plan assets at end of period	655,105	621,833

Funded status of the plans	(468,167)	(460,058)
Amounts available to be applied as an increase/(reduction)
of future pension costs:
Unrecognized actuarial gains or losses	(13,162)	(21,218)
Unrecognized prior service cost	(1,680)	—
Minimum pension liability	(6,694)	—

(Accrued) pension costs	€(489,703)	€(481,276)

        The Group's postretirement healthcare defined benefit schemes are in the US and, up to the date of the asset swap, Canada. The estimated fund status of these schemes at December 31, 2004 were €2,245,000 (2003: €2,620,000).

        Plan assets less than projected benefit obligations include overfunded plans at December 31, 2004, nil (2003: €730,000) and underfunded plans at December 31, 2004 of €468,167,000 (2003: €460,788,000).

        The following assumptions were used to determine the defined benefit expense for the Group.

	2004	2003	2002
Weighted average assumed discount rate	5.5%	5.4%	5.9%
Weighted average rates of compensation increase	3.3%	3.2%	3.6%
Weighted average expected long term rates of return on planned assets	6.7%	6.5%	7.1%

        The calculation of the projected benefit obligation at December 31, 2004 assumed a discount rate of approximately 5.1% (2003: 5.5%).

        The assets of the plans are invested primarily in equities, fixed interest securities, insurance contracts and real estate.

        The weighted-average asset allocations at December 31, 2004 and 2003 by asset category of the defined benefit pension schemes is shown below:

	Plan assets
		Percentage of Plan Assets at December 31,
	Target Allocation
		2004	2003
Equity securities	15–80%	49%	51%
Debt securities	20–85%	39%	38%
Real Estate	0–10%	6%	5%
Other	0–10%	6%	6%

Total		100%	100%

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

        The Group's expected return on assets of the defined benefit schemes is based on recommendations from the plan actuary, having considered anticipated future long term performance of individual asset classes. Consideration is also given to the appropriate asset allocation strategy, given the anticipated requirements of the plan to determine the average rate of return expected on the funds invested to provide for the pension plan benefits. While appropriate consideration is given to recent fund performance and historical returns, the assumption is primarily a long-term, prospective rate. Based on our most recent study, the expected long term return assumption effective January 1, 2005 will be 6.4%.

        The expected contributions to the defined benefit plans is anticipated to be €49,842,000 in the year ended December 31, 2005. The accumulated benefit obligation of all schemes at December 31, 2004 is €968,427,000.

        Expected future benefit payments for each of the next five fiscal years and in the aggregate for the five fiscal years thereafter are shown below:

Year	Benefit Payments
€000
2005	62,045
2006	63,445
2007	64,982
2008	66,533
2009	68,079
2010–2014	365,935

38 New Accounting Standards

        On December 17, 2003 the Financial Accounting Standards Board ("FASB") issued revised FASB Interpretation No. 46 ("FIN 46R"). FIN 46R delayed the effective date for variable interest entities created before February 1, 2003, with the exception of special-purpose entities, until the first fiscal year or interim period after December 15, 2003. As of January 1, 2004, we adopted FIN 46R. We performed a review to identify any variable interest entities on the adoption of FIN 46R. The adoption of FIN 46R did not have a material effect on our US GAAP reconciliations of net income and shareholders' equity.

        On January 12, 2004, the FASB issued Staff Position No. FAS 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" ("FSP 106-1"). The FSP 106-1 permits employers that sponsor post retirement benefit plans that provide prescription drug benefits to retirees to make a one-time election to defer accounting for any effects of the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (the "Medicare Act"). The Medicare Act only affects post retirement benefit plans of our employees based in the United States and is not expected to have a material effect on our results of operations or financial condition.

        In November 2004, the FASB issued SFAS No. 151, "Inventory Costs—An Amendment of ARB No. 43, Chapter 4." SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Among other provisions, the new rule requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal" as stated in ARB No. 43. Additionally, SFAS No. 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005 and is required to be adopted by us in the first quarter of fiscal 2006, beginning on January 1, 2006. We are currently evaluating the effect that the adoption of SFAS No. 151 will have on our consolidated results of operations and financial condition but we do not expect SFAS No. 151 to have a material impact.

        In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123R"), which replaces SFAS No. 123, "Accounting for Stock-Based Compensation," and supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first fiscal year beginning after June 15, 2005, with early adoption encouraged. The pro forma disclosures previously permitted under SFAS No. 123 no longer will be an alternative to financial statement recognition. Under SFAS No. 123R, we must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption. The transition methods include prospective and retroactive adoption options. Under the retroactive option, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The prospective method requires that compensation expense be recorded for all unvested stock options and restricted stock at the beginning of the first quarter of adoption of SFAS No. 123R, while the retroactive methods would record compensation expense for all unvested stock options and restricted stock beginning with the first period restated. We are evaluating the requirements of SFAS No. 123R and have not yet determined the method of adoption or the effect of adopting SFAS No. 123R, and we have not determined whether the adoption will result in amounts that are similar to the current pro forma disclosures under SFAS No. 123.

        In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets—An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions." SFAS No. 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, "Accounting for Nonmonetary Transactions," and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for the fiscal periods beginning after June 15, 2005 and is required to be adopted by us in the first quarter of fiscal 2006, beginning on January 1, 2006. We are currently evaluating the effect that the adoption of SFAS No. 153 will have on our consolidated results of operations and financial condition but we do not expect it to have a material impact.

39 Organizational Structure

        Each of JSG Packaging, JSG Holdings, JSL, JSG Funding, JSG Acquisitions and JSG are holding companies with no operations of their own. A listing of JSG's principal subsidiaries is set out below.

Subsidiaries	Principal Activities	Country of Incorporation	Holding %
Carton de Colombia, S.A. Apartado Aereo 219, Cali, Colombia	Manufacture of paperboard and packaging products	Colombia	70
Carton de Venezuela, S.A. Apartado Aereo 609, Caracas, Venezuela	Manufacture of paperboard and packaging products	Venezuela	88
Grupo Smurfit Mexico, S.A. de C.V. Jaime Balmes, No. 11 Torre D. 7 Piso, Col. Los Morales Polanco 11510, Mexico D.F., Mexico	Manufacture of paperboard and packaging products	Mexico	100
Nettingsdorfer Papierfabrik AG & Co KG A-4054 Nettingsdorf-Fabrik, Austria	Manufacture of containerboard and holding company for Austrian operations which manufacture corrugated board	Austria	100
Smurfit, S.A. Paque Saenz Pena 308—8th Floor, Buenos Aires, Argentina	Manufacture of paperboard and packaging products	Argentina	100
Smurfit Capital Funding Limited Beech Hill, Clonskeagh, Dublin 4, Ireland	Finance company	Ireland	100
Smurfit Deutschland GmbH & Co KG Tilsiter Strasse 144, 22047 Hamburg, Germany	Holding company for German operations which manufacture paperboard and packaging products	Germany	100
Smurfit International B.V. Fred Roeskestraat 123, 1076 EE Amsterdam, The Netherlands	Principal international holding company	The Netherlands	100
Smurfit International France S.A. 2 rue Goethe, 75116 Paris, France	Holding company for French operations whose activities are the manufacture of paperboard and packaging products	France	100

Smurfit Investments UK Limited Darlington Road, West Auckland, Bishop Auckland, Co. Durham DL14 9PE, United Kingdom	Holding company for UK operations whose principal activities are the manufacture of paperboard and packaging products	United Kingdom	100
Smurfit Ireland Limited Beech Hill, Clonskeagh, Dublin 4, Ireland	Manufacture of paperboard and packaging products and printing	Ireland	100
Smurfit Munksjö AB(1) Box 624, SE-551 18 Jönköping, Sweden	Holding company for operations in Sweden and other countries which manufacture specialty papers and packaging products	Sweden	100
Smurfit Nervion, S.A. B Arriandi s/n, 48215 lurreta, Vizcaya, Spain	Manufacture of sack paper and holding company for Spanish, Portuguese and sack converting operations whose principal activities are the manufacture of paperboard, packaging and paper sack products	Spain	99
Smurfit SISA, S.p.A Strada Serravalle 30, 15067 Novi Ligure (AL), Italy	Manufacture of paperboard and packaging products	Italy	90

(1)
Sold subsequent to the year end.

JSG Acquisitions and Subsidiary Companies

Report of Independent Registered Public Accounting Firm

To the Board of Directors
JSG Acquisitions

        We have audited the accompanying consolidated balance sheets of JSG Acquisitions (successor company) and subsidiaries (the "Company") as of December 31, 2004 and December 31, 2003, and the related consolidated statements of operations, total recognized gains and losses, changes in shareholders' equity, and cash flows for each of the two years in the period ended December 31, 2004 and for the period from June 14, 2002 to December 31, 2002. We have also audited the related consolidated statements of operations, total recognized gains and losses, changes in shareholders' equity and cash flows of Jefferson Smurfit Group plc (predecessor company) and subsidiaries for the eight month and two day period ended September 2, 2002. Our audits also included the financial statement schedule listed in the Index at Item 18. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

        We conducted our audits in accordance with Auditing Standards issued by the Auditing Practices Board for use in Ireland and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of JSG Acquisitions (successor company) and subsidiaries at December 31, 2004 and December 31, 2003, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2004 and for the period from June 14, 2002 to December 31, 2002, and the consolidated results of operations and cash flows of Jefferson Smurfit Group plc (predecessor company) for the eight month and two day period ended September 2, 2002, in conformity with accounting principles generally accepted in Ireland, which differ in certain respects from those followed in the United States of America (see Note 37 of Notes to the Consolidated Financial Statements). Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

Ernst & Young

Dublin, Ireland.
April 28, 2005

JSG Acquisitions and Subsidiary Companies

Consolidated Statements of Operations

		Successor			Predecessor
	Note	2004	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002
		€000	€000	€000	€000
Net sales	3
Continuing operations		4,293,540	4,159,166	1,264,832	2,523,477
Discontinued operations		511,542	587,149	310,743	610,603

		4,805,082	4,746,315	1,575,575	3,134,080
Cost of sales		3,473,299	3,419,820	1,145,857	2,272,287

Gross profit		1,331,783	1,326,495	429,718	861,793
Net operating expenses	4	1,010,565	982,296	284,662	656,419
Reorganization and restructuring costs	5	39,430	35,006	11,978	12,484

Operating income subsidiaries
Continuing operations		224,061	261,277	107,356	156,634
Discontinued operations		57,727	47,916	25,722	36,256

		281,788	309,193	133,078	192,890
Share of associates' operating income		12,611	12,155	7,224	117,473
Share of associates' restructuring costs	5	—	—	—	(7,541)

Total operating income		294,399	321,348	140,302	302,822
Income on sale of assets and businesses—continuing	5	22,173	5,560	—	20,440
Interest income		8,335	11,631	5,230	10,286
Interest expense	7	(293,009)	(308,754)	(91,790)	(65,881)
Finance costs on debt repurchased		(5,697)	—	—	—
Other financial expense	24	(15,718)	(15,266)	(10,775)	—
Share of associates' net interest		(1,301)	(2,062)	(386)	(74,387)

Income before taxes and equity minority interests	8	9,182	12,457	42,581	193,280
Taxes on income	9	26,973	62,354	31,395	77,889

(Loss)/income before equity minority interests		(17,791)	(49,897)	11,186	115,391
Equity minority interests		16,067	16,768	9,061	19,969

Net (loss)/income for the period(1)		€(33,858)	€(66,665)	€2,125	€95,422

(1)
A summary of the significant adjustments to net (loss)/income which would be required if accounting principles generally accepted in the United States had been applied instead of those generally accepted in Ireland is given in Note 37.

The Notes to the Consolidated Financial Statements are an integral part of these Financial Statements.

JSG Acquisitions and Subsidiary Companies

Consolidated Statements of Total Recognized Gains and Losses

	Successor			Predecessor
	2004	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002
	€000	€000	€000	€000
(Loss)/income for the period
Group	(37,802)	(71,264)	(1,894)	84,060
Associates	3,944	4,599	4,019	11,362

	(33,858)	(66,665)	2,125	95,422

Translation adjustments on foreign currency net investments
Group	15,222	58,982	7,444	(144,099)

Actuarial (loss)/gain recognized in retirement benefit schemes	(6,988)	25,603	4,407	—

Total recognized gains and losses
Group	(29,569)	13,321	9,957	(60,039)
Associates	3,945	4,599	4,019	11,362

	€(25,624)	€17,920	€13,976	€(48,677)

Note of Historical Cost Profits and Losses

        The results disclosed in the Consolidated Statements of Operations are not materially different to the results based on an unmodified historical basis.

The Notes to the Consolidated Financial Statements are an integral part of these Financial Statements.

JSG Acquisitions and Subsidiary Companies

Consolidated Balance Sheets

	Note	2004	2003
		€000	€000
Assets
Current assets
Cash	10	247,958	179,067
Accounts receivable and prepayments	11	925,048	911,443
Amounts due by affiliates		395	—
Amounts due by affiliates after more than one year		270,698	277,439
Inventories	12	452,166	477,432

Total current assets		1,896,265	1,845,381

Fixed assets
Investments	13	81,895	80,642
Property, plant and equipment	14	2,334,858	2,435,946
Intangible assets	15	1,455,116	1,455,119

Total fixed assets		3,871,869	3,971,707

Total assets		€5,768,134	€5,817,088

Liabilities, minority interests and shareholders' equity
Current liabilities
Bank loans, overdrafts and other borrowing	19	82,550	110,511
Accounts payable and accrued liabilities	16	1,064,831	1,044,642

Total current liabilities		1,147,381	1,155,153
Non current liabilities
Long term debt and other long term liabilities	18	1,769,376	1,820,624
Amounts due to affiliates		1,226,013	1,233,353
Provisions for liabilities and charges	20	221,403	234,952
Pension liabilities	24	411,237	355,309
Capital grants deferred		14,260	15,155
Minority interests (equity interests)		115,192	113,646

Total liabilities and minority interests		4,904,862	4,928,192

Shareholders' equity(1)
Share capital		40	40
Other reserves		938,608	923,386
Retained deficit		(75,376)	(34,530)

Shareholders' equity		863,272	888,896

Total liabilities, minority interests and shareholders' equity		€5,768,134	€5,817,088

(1)
A summary of the significant adjustments to shareholders' equity which would be required if accounting principles generally accepted in the United States had been applied instead of those generally accepted in Ireland is given in Note 37.

The Notes to the Consolidated Financial Statements are an integral part of these Financial Statements.

JSG Acquisitions and Subsidiary Companies

Consolidated Statements of Changes in Shareholders' Equity

        JSG Acquisitions was incorporated on June 14, 2002, with an authorized share capital of 100,000 shares of €1 each, of which 40,000 were issued.

	Share capital	Other reserves(1)	Retained (deficit)/ earnings	Total shareholders' equity
	€000	€000	€000	€000
Shares issued	40	—	—	40
Capital contribution	—	856,960	—	856,960
Income	—	—	2,125	2,125
Actuarial gain recognized in retirement benefit schemes	—	—	4,407	4,407
Currency translation adjustments	—	7,444	—	7,444

Balance at December 31, 2002	40	864,404	6,532	870,976
Loss	—	—	(66,665)	(66,665)
Actuarial gain recognized in retirement benefit schemes	—	—	25,603	25,603
Currency translation adjustments	—	58,982	—	58,982

Balance at December 31, 2003	40	923,386	(34,530)	888,896

Loss	—	—	(33,858)	(33,858)
Actuarial loss recognized in retirement benefit schemes	—	—	(6,988)	(6,988)
Currency translation adjustments	—	15,222	—	15,222

Balance at December 31, 2004	€40	€938,608	€(75,376)	€863,272

(1)
Other reserves of €856,960,000 are comprised of investments by JSG Funding by way of capital contributions.

The Notes to the Consolidated Financial Statements are an integral part of these Financial Statements.

JSG Acquisitions and Subsidiary Companies

Consolidated Financial Statements of Cash Flows

		Successor			Predecessor
	Note	2004	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002
		€000	€000	€000	€000
Net cash flow from operating activities	26	640,928	691,027	271,041	356,514

Dividends received from associates		2,989	1,258	1,552	4,060

Returns on investments and servicing of finance
Interest received		8,370	11,687	5,597	11,328
Interest paid		(278,449)	(292,701)	(57,052)	(70,654)
Interest paid on finance leases		(1,962)	(2,164)	(605)	(1,151)
Other financial interest paid		(15,718)	(15,266)	(10,775)	—
Dividends to minority interests		(5,707)	(7,496)	(5,259)	(8,222)
Deferred debt issuance costs		(5,814)	(7,558)	(129,819)	—

		(299,280)	(313,498)	(197,913)	(68,699)

Taxation
Irish corporation tax (paid)/refunded		(8,515)	2,616	(315)	(9,625)
Overseas tax paid		(50,249)	(61,589)	(35,708)	(83,986)
Overseas tax refunded		21,433	—	—	—

		(37,331)	(58,973)	(36,023)	(93,611)

Capital expenditure and financial investment
Purchase of tangible fixed assets		(206,466)	(207,518)	(91,139)	(119,620)
Less new finance leases		2,963	—	—	—

		(203,503)	(207,518)	(91,139)	(119,620)
Capital grants received		1,874	1,995	919	2,460
Purchase of other investments		(772)	(1,052)	(1,600)	(4,963)
Retirement of fixed assets	29	36,388	44,895	1,513	917

		(166,013)	(161,680)	(90,307)	(121,206)

Acquisitions and disposals
Purchase of subsidiaries and minorities	32	(2,731)	(102,081)	(2,495,618)	(320,640)
Deferred acquisition consideration		(2,390)	(54,773)	—	—
Business disposals		—	4,596	—	25,207
Receipts/(advances) from/to affiliates		11,934	(28,206)	(14,890)	—
Investments in and advances to associates		(1,194)	(82)	(6,311)	(1,631)

		5,619	(180,546)	(2,516,819)	(297,064)

Equity dividends paid	28	—	—	(255)	(50,662)

Cash inflow/(outflow) before use of liquid resources and financing		146,912	(22,412)	(2,568,724)	(270,668)

Management of liquid resources		(16,914)	18,812	(10,445)	239,468

Financing
Issue of shares including minorities		27	—	862,619	5,796
(Decrease)/increase in term debt	30	(67,266)	(49,789)	560,115	42,651
Advances from JSL		1,102	88,392	1,139,928	—
Capital elements of finance leases repaid		(13,576)	(5,689)	(2,031)	(4,945)

		(79,713)	32,914	2,560,631	43,502

Increase/(decrease) in cash		€50,285	€29,314	€(18,538)	€12,302

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

JSG Acquisitions and Subsidiary Companies

Notes to the Consolidated Financial Statements

1 Basis of preparation

        On July 5, 2002, JSG Acquisitions, a wholly owned subsidiary of JSG Funding plc ("JSG Funding"), commenced a public tender offer (the offer) for all of the issued and to be issued share capital of Smurfit Packaging Corporation Ltd ("JSG"). On September 3, 2002, JSG Acquisitions declared the offer unconditional in all respects. JSG Acquisitions subsequently acquired all of the ordinary shares of JSG, completing the acquisition in October 2002.

        At the time the offer was declared unconditional, JSG distributed to its shareholders by way of a share capital reduction its 29.3% interest in Smurfit-Stone Container Corporation ("SSCC"). We refer to that distribution as the "spin-off". In connection with the acquisition, certain non-operating assets and non-core operating assets of JSG were transferred, in exchange for intercompany notes, to newly formed, wholly owned subsidiaries of Jefferson Smurfit Group Ltd ("JSL"). We refer to these subsidiaries collectively as the "newcos". On October 2, 2002, the newcos borrowed €125 million under a bank credit facility, which was non-recourse to JSG Funding. The newcos then loaned the proceeds to JSL, and JSL used them to make a capital contribution to JSG Funding. JSG Funding in turn made a capital contribution to JSG Acquisitions. The newcos facility was repaid in full prior to December 31, 2003.

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

2.
proceeds from the issuance and sale of 250,000 units, which we refer to as the "units", consisting of €100 million and $150 million aggregate principal amount of 15 1/2% subordinated notes due 2013, which we refer to as the "PIK notes", and warrants to purchase JSL's ordinary shares;

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

        On March 31, 2003 the Group completed the acquisition of SSCC's European packaging assets. In this transaction which we refer to as the "SSCC Asset Swap", JSG Funding exchanged its 50% ownership in Smurfit MBI, Canada and approximately €185 million in cash for SSCC's European assets. The cash consideration was financed by US$205 million of 9 5/8% senior notes due 2012 issued in February 2003.

        On December 22, 2004, we announced that we had signed a definitive agreement to sell our Munksjö specialty paper business to The EQT III Fund for approximately €450 million. On December 14, 2004, SCA (Svenska Cellulosa Aktiebolaget) announced that it had agreed to buy our Munksjö tissue business for approximately €28 million. The completion of the sale of the specialty paper business, which comprises pulp, decor paper and speciality paper operations, was announced on March 1, 2005 and the proceeds from the disposal have been used to pay down part of the term portion of our senior facility. The agreement to sell the tissue business is subject to customary closing conditions. Together, the operations being sold had net sales of approximately €512 million for the year to December 31, 2004 (2003: €483 million). These operations together with Smurfit MBI, which was sold as part of the SSCC Asset Swap in 2003, are reported as discontinued operations in the Consolidated Statements of Operations.

2 Accounting Policies

(a) Basis of accounting:

        The financial statements are prepared under the historical cost convention and in accordance with generally accepted accounting principles in Ireland (Irish GAAP). They are prepared and presented in euro (€). In preparing these financial statements, certain items have been included in order to comply with accounting presentation and disclosure requirements applicable in the United States in respect of foreign registrants. An explanation of the significant differences between Irish and US GAAP as they apply to the Group and a reconciliation to US GAAP are set out in Note 37. The financial statements do not constitute full group accounts within the meaning of Regulation 40(1) of the European Communities (Companies: Group Accounts) Regulations, 1992 of Ireland insofar as such group accounts would have to comply with the disclosure and other requirements of those Regulations

(b) Group consolidation:

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

(e) Property, plant and equipment:

        Property, plant and equipment is carried at cost less accumulated depreciation.

(f) Depreciation:

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

(g) Timberlands:

        The cost of acquiring, establishing and maintaining forestry plantations are classified as timberlands. Depletion of timberlands represents the charge to income relating to the timber extracted in the year.

(h) Leasing:

        Assets acquired under finance leases are capitalized and included in tangible fixed assets and depreciated in accordance with Group depreciation policy. Payments under operating leases are expensed over the period of the lease.

(i) Inventory valuation:

        Inventory is valued at the lower of cost and net realizable value. Cost includes direct costs plus applicable factory and other overheads. Net realizable value is the actual or estimated selling price less all applicable costs incurred or likely to be incurred in the realization of the selling price. Full provision is made for all damaged, deteriorated, obsolete and unusable materials.

(j) Debt instruments:

        The finance costs of debt instruments, which is the difference between the net proceeds and the total amount payable under the instrument, are accounted for over the life of the instrument at a constant rate of interest on the outstanding balance. The proceeds of debt instruments, net of issue costs, are shown as liabilities on the balance sheet.

(k) Derivative instruments:

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

        The rates under such contracts are used to record the hedged item. As a result, gains and losses are offset against the foreign exchange gains and losses on the related financial assets and liabilities, or where the instrument is used to hedge a committed, or probable, future transaction, are deferred until the transaction occurs. Gains/losses on hedges of anticipated transactions are recorded in the Consolidated Statements of Operations when such anticipated transactions are no longer likely to occur.

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

(l) Foreign Currencies:

        Foreign currency transactions are translated at the rate of exchange ruling at the date of the transaction or, if hedged forward, at the rate of exchange under the related forward currency contract. Assets and liabilities denominated in foreign currencies are translated at the closing rate or, if hedged forward, at the rate of exchange under the related forward currency contract. The resulting profits or losses are dealt with in the Consolidated Statements of Operations.

        The balance sheets of subsidiaries are translated using the closing rate method. The statements of operations and cash flows are translated at average rates ruling for the relevant period. Resulting currency differences, together with those arising on hedging activities, are dealt with in reserves. The transactions of operations in hyper-inflationary economies are reported using a relatively stable currency as the functional currency. The translation gains and losses arising are recognized in the Consolidated Statements of Operations.

(m) Post Retirement Benefits:

        From September 3, 2002 (the date of acquisition), JSG Acquisitions has adopted FRS 17—"Retirement Benefits". FRS 17 applies to all types of benefits that an employer provides after employees have completed their service, including pensions and other post retirement benefits. The expected increase in the present value of scheme liabilities arising from employee service in the current or prior periods is charged against operating income. The expected returns on the schemes' assets and the increase during the period in the present value of the schemes' liabilities arising from the passage of time are included in the Consolidated Statements of Operations as "Other Financial Expense". Differences between the expected and the actual return on plan assets, together with the effect of changes in the current or prior assumptions underlying the liabilities are recognized in the Statement of Recognized Gains and Losses. Scheme assets are valued at fair value and scheme liabilities are measured using the projected unit method. Net scheme assets and liabilities, reduced by deferred tax amounts, are recorded on the Balance Sheet as a pension surplus or deficit as appropriate.

        Prior to September 3, 2002, pension costs were recognized in income on a systematic basis so that the cost of providing retirement benefits to employees was evenly matched to the service lives of the employees concerned. Any excess or deficiency of the actuarial value of assets over the actuarial value of liabilities was amortized over the average remaining service lives of the relevant, then current employees. Any surplus or deficit within a scheme was not recognized on the Balance Sheets. The cost of providing post retirement health care benefits to employees was recognized on an actuarial basis. The effect of the adoption of FRS 17 on reported income from the date of acquisition is not material.

(n) Deferred taxation:

        The Group provides deferred tax in accordance with FRS 19—"Deferred Tax". Under this standard full provision is made for deferred tax arising from timing differences between the recognition of gains and losses in the financial statements and their recognition in tax computations. We have chosen not to discount deferred tax assets and liabilities.

(o) Research and development:

        Research and development expenditure is written off as incurred.

(p) Use of estimates:

        The preparation of financial statements requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from those estimates.

3 Segmental Analyses

        The Group is an integrated paper and board manufacturer and converter. The Group has identified reportable segments on a geographic basis. In Europe, the Group has two reportable segments: (1) Packaging and (2) Specialities. The Packaging segment is highly integrated. It includes a system of mills and plants that produces a full line of containerboard that is converted into corrugated containers. Our specialities segment, prior to the Munksjö Specialties Disposal, was principally comprised of décor base paper, other specialty papers and graphicboard production. This segment also includes some non paper/packaging businesses such as our Bag in Box and Print businesses. Additionally, there are central costs which represent corporate governance costs, including executive costs, and costs of the Group's legal, company secretarial, pension administration, tax, treasury and controlling functions and other administrative costs.

        Set out below are segmental analyses of sales (by source), income before taxes and equity minority interests, total assets, long-lived assets, net operating assets, capital expenditure, depreciation, depletion and amortization expense and investments in equity method investees. Sales by destination are not materially different from sales by source. The analysis of income includes the Groups' share of the income before exceptional items, interest and taxes of associates. A geographical analysis of employees can be found in Note 6 and of income taxes in Note 9.

Sales—third party (external net sales)

	Successor			Predecessor
	2004	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002
	€000	€000	€000	€000
Packaging	3,094,045	2,968,784	849,820	1,686,198
Specialities	1,008,477	991,874	347,952	520,197

Europe	4,102,522	3,960,658	1,197,772	2,206,395
United States and Canada	—	104,355	153,339	403,086
Latin America	702,560	681,302	224,464	524,599

	€4,805,082	€4,746,315	€1,575,575	€3,134,080

        Third party sales in Ireland were: €196,346,000 for the year ended December 31, 2004; €201,530,000 for the year ended December 31, 2003; €68,354,000 for the period September 3, 2002 through December 31, 2002; and €126,349,000 for the period January 1, 2002 through September 2, 2002.

Sales—Group and third party

	Successor			Predecessor
	2004	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002
	€000	€000	€000	€000
Packaging	4,314,053	4,029,387	1,129,725	2,246,357
Specialities	1,080,583	1,048,035	367,860	550,243

Europe	5,394,636	5,077,422	1,497,585	2,796,600
United States and Canada	—	104,355	153,339	403,086
Latin America	1,090,229	1,067,021	350,831	828,750

	€6,484,865	€6,248,798	€2,001,755	€4,028,436

Income before taxes and equity minority interests

	Successor			Predecessor
	2004	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002
	€000	€000	€000	€000
Packaging	155,562	213,918	91,710	128,400
Specialities	96,777	88,020	24,821	34,985
Associates	10,064	9,447	5,608	18,120

Europe	262,403	311,385	122,139	181,505

Packaging	—	7,775	16,966	18,114
Associates	—	—	—	92,408

United States and Canada	—	7,775	16,966	110,522

Packaging	116,360	86,180	18,129	61,638
Associates	2,546	506	791	3,726

Latin America	118,906	86,686	18,920	65,364

Asia (Associates)	—	2,202	826	3,218

Unallocated centre costs	(25,273)	(22,412)	(7,256)	(31,968)

Income before goodwill amortization,
interest and exceptional items	356,036	385,636	151,595	328,641
Goodwill amortization	(37,925)	(44,548)	(10,090)	(5,794)
Group net interest	(290,371)	(297,123)	(86,560)	(55,595)
Share of associates' net interest	(1,301)	(2,062)	(386)	(74,387)

Income before exceptional items	26,439	41,903	54,559	192,865
Reorganization and restructuring costs	(39,430)	(35,006)	(11,978)	(12,484)
Income on sale of assets and businesses	22,173	5,560	—	20,440
Share of associates' exceptional costs	—	—	—	(7,541)

	€9,182	€12,457	€42,581	€193,280

Total assets

	2004	2003
	€000	€000
Packaging	2,439,979	2,524,444
Specialities	775,260	757,590

Europe	3,215,239	3,282,034
United States and Canada	3,357	2,729
Latin America	661,025	700,197
Group centre	162,304	99,570

	4,041,925	4,084,530
Consolidated goodwill	1,455,116	1,455,119
Amounts due by affiliates	271,093	277,439

	€5,768,134	€5,817,088

Long lived assets

	2004	2003
	€000	€000
Packaging	1,444,102	1,523,821
Specialities	478,067	463,882

Europe	1,922,169	1,987,703
Latin America	407,692	443,336
Group centre	4,997	4,907

	2,334,858	2,435,946
Consolidated goodwill	1,455,116	1,455,119

	€3,789,974	€3,891,065

        Long lived assets in Ireland were €203,058,000 and €191,139,000 at December 31 2004 and 2003 respectively.

Net operating assets

	2004	2003
	€000	€000
Packaging	1,663,743	1,792,346
Specialities	596,740	582,744

Europe	2,260,483	2,375,090
United States and Canada	(8,541)	(5,541)
Latin America	522,857	559,432
Asia	—	(1,106)
Group centre	(12,152)	(4,708)

Net operating assets	2,762,647	2,923,167
Consolidated goodwill	1,455,116	1,455,119
Amounts due by affiliates	269,939	277,439
Unallocated net liabilities	(3,624,430)	(3,766,829)

Shareholders' equity	€863,272	€888,896

A reconciliation of net operating assets above to shareholders' equity is as follows:

	2004	2003
	€000	€000
Per segmental analysis of net operating assets	2,762,647	2,923,167

Consolidated goodwill	1,455,116	1,455,119
Amounts due by affiliates	269,939	277,439

Unallocated assets	1,725,055	1,732,558

Net borrowing	(1,682,666)	(1,847,792)
Deferred debt issuance costs	91,628	110,650
Amounts due to affiliates	(1,226,013)	(1,233,353)
Corporation tax	(42,147)	(64,147)
Capital lease creditors	(17,400)	(28,280)
Provisions for liabilities and charges	(221,403)	(234,952)
Pension liabilities	(411,237)	(355,309)
Minority interests (equity interests)	(115,192)	(113,646)

Unallocated net liabilities	(3,624,430)	(3,766,829)

Shareholders' equity	€863,272	€888,896

        Total assets comprise fixed assets and current assets. Long lived assets comprise property, plant and equipment and capitalized goodwill. Net operating assets comprise total assets less total liabilities but excluding all assets and liabilities of a financing nature.

Capital expenditure

	Successor			Predecessor
	2004	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002
	€000	€000	€000	€000
Packaging	114,251	130,340	56,967	53,329
Specialities	55,117	45,499	15,462	25,461

Europe	169,368	175,839	72,429	78,790
United States and Canada	—	1,365	4,804	7,343
Latin America	36,689	30,308	13,640	33,403
Group centre	409	6	266	84

	€206,466	€207,518	€91,139	€119,620

Depreciation, depletion and amortization expense

	Successor				Predecessor
	2004		2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002
	€000		€000	€000	€000
Packaging	179,610		164,762	48,171	99,748
Specialities	41,983		43,700	15,503	24,039

Europe	221,593		208,462	63,674	123,787
United States and Canada	—		2,244	3,077	10,213
Latin America	40,806		42,490	15,546	32,158
Group centre	218		270	274	402

Depreciation and depletion	262,617		253,466	82,571	166,560
Goodwill amortization	37,925	(1)	44,548	10,090	5,794

	€300,542		€298,014	€92,661	€172,354

(1)
Excludes goodwill written off of €2,586,000 in relation to businesses disposed. This has been included within reorganization and restructuring costs (note 5).

Investments in equity method investees

	2004	2003
	€000	€000
Europe	60,051	57,769
Latin America	12,244	11,516

	€72,295	€69,285

4 Net Operating Expenses

	Successor			Predecessor
	2004	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002
	€000	€000	€000	€000
Distribution costs	349,047	337,489	94,905	188,221
Administrative expenses	664,304	647,685	190,904	469,816
Other operating income	(2,786)	(2,878)	(1,147)	(1,618)

	€1,010,565	€982,296	€284,662	€656,419

        In 2003, a gain of €18 million on the sale of development land at The K Club was netted against administrative expenses.

5 Exceptional Items

	Successor			Predecessor
	2004	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002
	€000	€000	€000	€000
Group
Reorganization and restructuring costs	(39,430)	(35,006)	(11,978)	(12,484)
Income on sale of assets and operations	22,173	5,560	—	20,440

	€(17,257)	€(29,446)	€(11,978)	€7,956

	Successor			Predecessor
	2004	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002
	€000	€000	€000	€000
Associates
Merger and restructuring costs	—	—	—	(3,253)
Debt extinguishment costs	—	—	—	(4,288)

	—	—	—	€(7,541)

Group

        The Group has recorded costs of €39,430,000 in 2004 representing reorganization and restructuring costs mainly in the European Packaging division. This figure includes redundancy, closure and reorganization costs. The main closure costs relate to our Cordoba mill in Spain, which was permanently closed in the third quarter of 2004, and to our Tamworth corrugated plant and Witham cartons plant in the United Kingdom, for which closures were announced in the final quarter of 2004. The related tax relief of €4,048,000 is included in Taxes on income.

        The Group has reported a gain of €22,173,000 in respect of the sale of the Botanic Road property in Dublin, the sale of surplus property in Italy and Spain and the disposal of our investment in Cartonnerie de Valois. The related tax charge of €1,939,000 is included in Taxes on income.

        In 2003, the Group recorded costs of €35,006,000 representing reorganization and restructuring costs mainly in the European Packaging division. This figure includes redundancy, closure and reorganization costs. The main closure costs relate to our Lestrem mill in France, which was permanently closed in October 2003. The related tax relief of €9,367,179 is included in Taxes on income. The Group has reported a gain of €5,560,000 in respect of the disposal of its Maltese box plant and the sale of land at Orsenigo and Asti in Italy. The related tax charge of €2,085,620 is included in Taxes on income.

6 Employees and Remuneration

        The average number of persons employed by the Group by geographical area in the financial year was:

	Successor			Predecessor
	2004	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002
	€000	€000	€000	€000
Europe	22,931	22,348	19,842	19,053
United States and Canada	—	639	2,620	2,773
Latin America	7,440	7,318	6,871	6,727

	30,371	30,305	29,333	28,553

Associates' employees	1,758	1,798	1,966	43,555

	Successor			Predecessor
	2004	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002
	€000	€000	€000	€000
The staff costs comprise:
Wages and salaries	890,748	873,702	294,887	575,625
Social welfare	194,858	190,586	57,894	106,281
Pensions	71,623	73,200	24,686	43,285

	€1,157,229	€1,137,488	€377,467	€725,191

7 Interest Expense

	Successor			Predecessor
	2004	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002
	€000	€000	€000	€000
Interest payable and similar charges:
On bank loans and overdrafts
—repayable within 5 years, by installment	25,123	26,614	9,513	8,376
—repayable within 5 years, other than by installment	2,965	3,207	9,350	10,239

	28,088	29,821	18,863	18,615
Payable to affiliates	137,730	136,941	31,672	—
On all other loans	127,191	141,992	41,255	47,266

	€293,009	€308,754	€91,790	€65,881

8 Income Before Taxes

	Successor			Predecessor
	2004	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002
	€000	€000	€000	€000
Income before taxes is stated after charging:
Depreciation, depletion and amortization expense	300,542	298,014	92,661	172,354

Auditors' remuneration (including expenses)	4,059	3,654	2,171	1,448

Operating lease rentals plant and machinery	13,042	10,404	2,200	4,434

Operating lease rentals other	9,171	6,110	1,910	4,204

(Gain)/loss on foreign currency borrowing less deposits	(376)	6,401	893	(2,813)

Research and development costs	4,924	4,979	1,486	3,425

Government grants	2,786	2,878	1,804	1,618

        Directors' emoluments, including pension contributions amounted to €10,005,000 (2003: €7,048,000). Directors' emoluments, including pension contributions, for the period from September 3, 2002, through December 31, 2002, amounted to €3,323,000.

        The following amounts relating to discontinued operations are included in arriving at Cost of sales and Net operating expenses in the Consolidated Statements of Operations.

	Successor			Predecessor
	2004	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002
	€000	€000	€000	€000
Cost of sales:
Discontinued operations	382,016	455,620	247,455	491,237
Net operating expenses:
Discontinued operations	71,799	83,613	37,566	83,110

9 Taxes on income

	Successor			Predecessor
	2004	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002
	€000	€000	€000	€000
Current Taxation
Europe	(7,219)	32,463	18,114	36,858
United States and Canada	—	(686)	1,660	4,224
Latin America	26,975	25,547	7,216	19,005

	19,756	57,324	26,990	60,087

Deferred Taxation
Europe	3,354	4,769	1,482	1,291
United States and Canada	8	5	337	667
Latin America	1,257	(2,811)	1,233	(1,188)

	4,619	1,963	3,052	770

Taxation on income
Holding Company and subsidiaries	24,375	59,287	30,042	60,857
Share of associates	2,598	3,067	1,353	17,032

	€26,973	€62,354	€31,395	€77,889

Deferred taxation arises as follows
Capital allowances	3,873	1,068	345	1,791
Other	746	895	2,707	(1,021)

	€4,619	€1,963	€3,052	€770

        Current taxation represents corporation tax or its equivalent on the taxable income in each jurisdiction and unrelieved overseas tax on dividends. The net credit in Europe in 2004 arises as a result of the refund of €20,527,000 in the Netherlands under the Bosal judgement. In 2004, unrelieved overseas tax on dividends amounted to €485,682 (2003: €473,631). For the periods January 1 through September 2, 2002 and September 3 through December 31, 2002 respectively, unrelieved overseas tax on dividends amounted to €488,827 and €108,686. In 2004, the amount of current taxation relating to Ireland was nil (2003: a credit of €3,295,000). For the periods January 1 through September 2, 2002 and September 3 through December 31, 2002 respectively, the amount of current taxation relating to Ireland was €4,667,000 and €1,100,000. In 2004, the amount of deferred taxation relating to Ireland was a credit of €3,630,000 (2003: a charge of €5,225,000). For the periods January 1 through September 2, 2002 and September 3 through December 31, 2002 respectively, the amount of deferred taxation relating to Ireland was nil.

        The deferred taxation charge of €4,619,000 (2003: €1,963,000) includes €635,000 (2003: €251,000) in respect of pensions. The balance of €3,984,000 (2003: €1,712,000) is shown as a movement in the liability for Deferred Income Taxes.

        The Group has availed of a reduced taxation rate of 10%, which applies to certain manufacturing and financial service operations in Ireland. The reduced rate is due to expire in 2005 for financial service operations and 2010 for manufacturing operations.

Income before tax is analyzed as follows:

	Successor			Predecessor
	2004	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002
	€000	€000	€000	€000
Ireland	(30,078)	(34,959)	(19,133)	17,468
Foreign	83,133	111,317	76,944	138,105
Associates	11,309	10,093	6,838	43,086
Unallocated goodwill amortization	(37,925)	(44,548)	(10,090)	(5,794)
Exceptional items (Note 5)	(17,257)	(29,446)	(11,978)	415

	€9,182	€12,457	€42,581	€193,280

        The total tax charge in future periods will be affected by any changes to the corporation tax rates in force in the countries in which the Group operates. The current tax charges will also be affected by changes in the excess of tax depreciation over book depreciation and the use of tax credits. The total tax charge for 2004 included €12,771,000 in respect of the discontinued Munksjö specialties and tissue businesses.

        No deferred taxation is recognized on the unremitted earnings of overseas subsidiaries, joint ventures and associates; as earnings are continually reinvested by the Group, no taxation is expected to be payable on them in the foreseeable future.

        The following table relates the applicable Republic of Ireland statutory tax rate to the effective tax rate of the Group, obtained by computing the tax charge as a percentage of income before taxes and minority shareholders' interest:

	Successor			Predecessor
	2004	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002
	%	%	%	%
Corporation tax at Irish statutory rate	12.5	12.5	16.0	16.0
Adjusted for:
Income subject to a higher rate of tax than Irish statutory rate	595.6	367.4	36.3	27.6
Expenditure not deductible for tax purposes	157.6	253.2	30.7	7.3
Tax losses unutilized/(utilized)	94.3	(131.5)	(6.5)	(3.1)
Adjustments to tax charge in respect of previous periods	(451.9)	2.7	3.7	0.5
Losses)/(income) arising not subject to tax	(114.3)	(3.7)	(6.5)	(8.0)

	293.8	500.6	73.7	40.3

10 Net Borrowing

	2004	2003
	€000	€000
Cash at bank and in hand	247,958	179,067
Total borrowing (Note 19)	1,930,624	2,026,859

	€1,682,666	€1,847,792

11 Accounts Receivable and Prepayments

	2004	2003
	€000	€000
Amounts falling due within one year:
Trade receivables	896,874	876,008
Less: Provision for bad and doubtful debts	52,910	54,840

	843,964	821,168
Amounts owed by associates	5,764	6,056
Other receivables	37,740	37,173
Prepayments and accrued income	31,317	34,441

	918,785	898,838
Amounts falling due after more than one year:
Other receivables	6,263	12,605

	€925,048	€911,443

12 Inventories

	2004	2003
	€000	€000
Raw materials	114,264	120,026
Work in progress	22,283	26,238
Finished goods	184,060	204,678
Other	131,559	126,490

	€452,166	€477,432

13 Investments

	2004	2003
	€000	€000
Associates (Note 13 (i))	72,295	69,285
Other investments (Note 13 (ii))	9,600	11,357

	€81,895	€80,642

13 (i): Associates

	Share of net assets	Loans	Total
	€000	€000	€000
September 3, 2002 Acquired	142,058	8,792	150,850
Additions	6,279	—	6,279
Retained earnings	4,019	—	4,019
Transfer to affiliates	(9,523)	—	(9,523)
Repayment	—	(1,368)	(1,368)
Reclassification	91	—	91
Currency adjustment	1,079	(388)	691

December 31, 2002	144,003	7,036	151,039
Fair value adjustment	(5,646)	—	(5,646)
Additions	4,089	—	4,089
Acquisitions	763	—	763
Retained earnings	4,603	—	4,603
Sales	(41,656)	—	(41,656)
Repayment	—	(6,728)	(6,728)
Reclassification on acquisition	(35,030)	—	(35,030)
Currency adjustment	(2,153)	4	(2,149)

December 31, 2003	68,973	312	69,285
Additions	441	—	441
Retained earnings	3,944	—	3,944
Sales	(124)	—	(124)
Reclassification	(414)	—	(414)
Currency adjustment	(837)	—	(837)

December 31, 2004	€71,983	€312	€72,295

        We have one remaining significant associate—Duropack AG in Austria, of which we own 40%.

13 (ii): Other Investments

	Listed* Cost	Unlisted Cost	Total
	€000	€000	€000
September 3, 2002 Acquired	6,717	74,940	81,657
Additions	753	583	1,336
Transfer to affiliates	—	(68,090)	(68,090)
Reclassification	(467)	32	(435)
Sales	(52)	(24)	(76)
Write off to statement of operations	(21)	—	(21)
Currency adjustment	(4)	(163)	(167)

December 31, 2002	6,926	7,278	14,204
Additions	392	269	661
Acquisitions	19	2,834	2,853
Reclassification	38	(5,260)	(5,222)
Sales	(787)	(16)	(803)
Currency adjustment	(15)	(321)	(336)

December 31, 2003	6,573	4,784	11,357
Additions	231	541	772
Transfers	—	(14)	(14)
Reclassification	—	(1,426)	(1,426)
Sales	(509)	(465)	(974)
Currency adjustment	8	(123)	(115)

December 31, 2004	€6,303	€3,297	€9,600

*
Listed on a recognized stock exchange.

        Other investments are stated at cost. The market value of the listed investments at December 31, 2004 was €6,304,000 (2003: €6,545,000; 2002: €7,028,000).

14 Property, Plant and Equipment

	Land & Buildings
			Plant and Equipment
	Freehold	Leasehold		Total
	€000	€000	€000	€000
Cost or valuation
September 3, 2002 Acquired	897,687	33,821	3,058,488	3,989,996
Additions	12,374	—	76,420	88,794
Retirements	(4,466)	(2)	(37,962)	(42,430)
Reclassification	23,810	—	(11,693)	12,117
Transfer to affiliates	(52,745)	—	(104,000)	(156,745)
Currency adjustment	(15,366)	(103)	(67,255)	(82,724)

December 31, 2002	861,294	33,716	2,913,998	3,809,008

Fair value adjustment	97,459	—	97,670	195,129
Reclassification	8,404	(329)	(46,191)	(38,116)
Acquisitions	93,412	6,562	169,411	269,385
Additions	21,354	—	179,652	201,006
Businesses sold	—	—	(165,386)	(165,386)
Retirements	(16,217)	(302)	(82,874)	(99,393)
Currency adjustment	(47,025)	(1,494)	(153,406)	(201,925)

December 31, 2003	1,018,681	38,153	2,912,874	3,969,708

Fair value adjustment	—	—	1,195	1,195
Reclassification	8,849	(8,305)	(17,952)	(17,408)
Additions	27,076	2,950	167,634	197,660
Retirements	(10,567)	(2,726)	(66,863)	(80,156)
Currency adjustment	(14,254)	158	(44,416)	(58,512)

December 31, 2004	1,029,785	30,230	2,952,472	4,012,487

Depreciation
September 3, 2002 Acquired	146,042	7,814	1,555,428	1,709,284
Charged	12,093	333	67,449	79,875
Retirements	(1,989)	3	(34,054)	(36,040)
Reclassification	687	—	(5,116)	(4,429)
Transfer to affiliates	(11,173)	—	(36,906)	(48,079)
Currency adjustment	(3,743)	(5)	(40,161)	(43,909)

December 31, 2002	141,917	8,145	1,506,640	1,656,702

Reclassification	(1,159)	(92)	(43,525)	(44,776)
Charged	25,141	1,231	220,438	246,810
Businesses sold	—	—	(96,144)	(96,144)
Retirements	(4,494)	(316)	(72,059)	(76,869)
Currency adjustment	(9,542)	(84)	(91,825)	(101,451)

December 31, 2003	151,863	8,884	1,423,525	1,584,272

Reclassification	(4,787)	(2,621)	(6,473)	(13,881)
Charged	27,895	1,141	227,503	256,539
Retirements	(1,882)	(713)	(64,287)	(66,882)
Currency adjustment	(3,487)	141	(29,731)	(33,077)

December 31, 2004	169,602	6,832	1,550,537	1,726,971

Net book amount December 31, 2004	€860,183	€23,398	€1,401,935	€2,285,516

Net book amount December 31, 2003	€866,818	€29,269	€1,489,349	€2,385,436

Net book amount December 31, 2002	€719,377	€25,571	€1,407,358	€2,152,306

Timberland
€000
September 3, 2002 Acquired	66,854
Additions	2,345
Depletion	(2,696)
Currency adjustment	(4,555)

December 31, 2002	61,948
Additions	6,512
Fair value adjustment	(945)
Depletion	(6,656)
Currency adjustment	(10,349)

December 31, 2003	50,510
Additions	8,806
Depletion	(6,078)
Currency adjustment	(3,896)

December 31, 2004	€49,342

Net book amount December 31, 2004	€2,334,858

Net book amount December 31, 2003	€2,435,946

Net book amount December 31, 2002	€2,214,254

Land and Buildings

        Included in tangible assets is an amount for land of €282,021,000 (2003: €288,434,000; 2002: €243,964,000).

Capitalized leased property, plant and equipment

        Included in the net book amount of tangible assets is an amount for capitalized leased assets of €50,355,000 (2003: €65,687,000; 2002: €70,981,000). The depreciation charge for capitalized leased assets for 2004 was €10,139,000 and the related finance charges amounted to €1,962,000. The depreciation charge for capitalized leased assets for 2003 was €10,794,000 and the related finance charges amounted to €2,164,000. The depreciation charge for capitalized leased assets for the periods January 1, 2002 through September 2, 2002 and September 3, 2002 through December 31, 2002 was €8,866,000 and €3,799,000 respectively and the related finance charges amounted to €1,186,000 and €570,000 respectively.

15 Intangible Assets

Goodwill
€000
September 3, 2002 Arising on Acquisition	1,558,980
Amortization	(10,090)
Currency adjustment	(5,359)

December 31, 2002	1,543,531
Acquisitions	174,659
Disposals	(80,543)
Fair value adjustments	(142,723)
Amortization	(44,548)
Currency adjustment	4,743

December 31, 2003	1,455,119
Acquisitions	2,731
Disposals	(2,586)
Fair value adjustments	40,457
Amortization	(37,925)
Currency adjustment	(2,680)

December 31, 2004	€1,455,116

        Accumulated amortization at December 31, 2004 and 2003 was €75,110,000 and €37,292,000 respectively.

16 Accounts Payable and Accrued Liabilities

	2004	2003
	€000	€000
Trade payables	652,744	603,947
Amounts owed to associates—trading balances	3,683	3,239
Amounts due to affiliates	1,154	—
Taxation creditors (Note 17)	70,829	86,975
Deferred acquisition consideration	2,330	3,178
Social welfare	48,740	51,450
Accruals	189,079	200,051
Capital payables	29,305	23,372
Other payables	62,497	59,076
Capitalized lease obligations	4,470	13,354

	€1,064,831	€1,044,642

17 Taxation Creditors

	2004	2003
	€000	€000
Current taxation	42,147	64,147
Payroll taxes	29,256	27,593
VAT and other sales taxes	(574)	(4,765)

	€70,829	€86,975

18 Long Term Debt and Other Long Term Liabilities

	2004	2003
	€000	€000
Borrowing—due after more than one year (Note 19)	1,848,074	1,916,348
Deferred debt issuance costs	(91,628)	(110,650)
Capitalized lease obligations	12,930	14,926

	€1,769,376	€1,820,624

19 Borrowing

Analysis of Net Debt

	2004	2003
	€000	€000
Senior credit facility:
Revolving credit facility(1)—interest at relevant interbank rate + 2.25%	—	—
Tranche A Term loan(2a)—interest at relevant interbank rate + 2.25%	275,090	530,231
Tranche B Term loan(2b)—interest at relevant interbank rate + 2.75%	444,068	469,178
Tranche C Term loan(2c)—interest at relevant interbank rate + 3.25%	450,262	469,178
Yankee bonds including accrued interest(3)	416,245	415,971
Bank loans and overdrafts/(cash)	(112,999)	(36,766)

Total subsidiary debt	1,472,666	1,847,792
Receivables securitization floating rate notes 2011(4)	210,000	—

Net debt	1,682,666	1,847,792
Leases	17,400	28,280

Net debt including leases	€1,700,066	€1,876,072

(1)
Revolving credit facility of €425 million (available under the senior credit facility) to be repaid in full in 2009.

(2a)
Term loan A due to be repaid in certain installments up to 2009.

(2b)
Term loan B due to be repaid in full in 2010.

(2c)
Term loan C due to be repaid in full in 2011.

(3)
6.75% senior notes due 2005 of $234 million and 7.50% senior debentures due 2025 of $292.3 million.

(4)
Receivables securitization floating rate notes mature September 2011.

	2004			2003
	Bank Loans and Overdrafts	Other Borrowing	Total	Bank Loans and Overdrafts	Other Borrowing	Total
	€000	€000	€000	€000	€000	€000
Analysis of borrowing by year of repayment
Within one year	78,283	4,267	82,550	102,439	8,072	110,511

Between 1 and 2 years	75,515	6,277	81,792	75,988	185,823	261,811
Between 2 and 3 years	171,966	2,429	174,395	86,585	1,934	88,519
Between 3 and 4 years	118,411	1,938	120,349	156,056	1,668	157,724
Between 4 and 5 years	163,427	1,738	165,165	95,770	1,160	96,930
Thereafter
By installment	—	3,970	3,970	155,078	3,571	158,649
Other than by installment	837,491	464,912	1,302,403	921,282	231,433	1,152,715

Due after more than one year	1,366,810	481,264	1,848,074	1,490,759	425,589	1,916,348

Total borrowing	€1,445,093	€485,531	€1,930,624	€1,593,198	€433,661	€2,026,859

	2004		2003
	Within One Year	After One Year	Within One Year	After One Year
	€000	€000	€000	€000
Analysis of borrowing
Secured bank loans and overdrafts:
Overseas loans	7,453	7,496	13,143	11,860
Domestic loans	29,514	1,355,521	42,647	1,390,540

	36,967	1,363,017	55,790	1,402,400
Unsecured bank loans and overdrafts:
Overseas loans	24,855	3,793	31,749	11,253
Domestic loans	16,461	—	14,900	77,106

	41,316	3,793	46,649	88,359

Total bank loans and overdrafts	78,283	1,366,810	102,439	1,490,759

Secured other loans	—	462,912	—	412,535
Unsecured other loans	4,267	18,352	8,072	13,054

Total other loans	4,267	481,264	8,072	425,589

Total borrowing	€82,550	€1,848,074	€110,511	€1,916,348

        Security comprises fixed and floating charges over the assets of certain subsidiaries and pledges over the Group's shareholding in certain of its subsidiaries. The gross amount of receivables collateralizing the receivables securitization at December 31, 2004 was €261,225,000. At December 31,

2004 cash of €12,655,000 was in securitization bank accounts which was not available for transfer to other group subsidiaries.

        Included in secured other loans are the following long term obligations:

000
Guaranteed Debentures 7.50% due 2025	$292,300
Receivables securitization floating rate notes due 2011	€210,000

        Committed facilities amounted to €2,307,064,000 (2003: €2,325,889,000) of which €1,878,997,000 (2003: €1,899,728,000) were utilized at December 31, 2004. The weighted average period until maturity of undrawn committed facilities is 4.6 years (2003: 5.7 years).

Maturity of Undrawn Committed Facilities	2004	2003
	€000	€000
Within 1 year	3,067	—
Between 1 and 2 years	—	1,171
More than 2 years	425,000	425,000

	€428,067	€426,171

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

        The Group's financial instruments, other than derivatives, comprise borrowing, cash and liquid resources, and various items, such as trade debtors, trade creditors etc, that arise directly from its operations. The Group uses derivative financial instruments primarily to manage its exposure to market risks from changes in interest and foreign exchange rates. The Group does not enter into or issue derivative financial instruments for trading purposes. The Group's policy is to centrally manage interest rate and currency exposure.

(a) Interest rate risk management

        The Group manages interest rate exposure to achieve an appropriate balance of fixed and variable rate funding. To achieve this objective, the Group enters into interest rate swaps, options and forward rate agreements. Interest rate swap agreements are used to change the interest receivable or payable on the Group's underlying cash and borrowing from variable to fixed rates or from fixed to variable rates. At the year end, 55% (2003: 52%) of the Group's borrowing was at fixed rates after taking account of interest rate swaps. The weighted average interest rate on borrowing outstanding at the year end was 6.1% (2003: 6.2%). The weighted average interest rate on short term borrowing was 6.11% (2003: 5.26%).

        Outstanding interest rate swap agreements at December 31, 2004 are summarized as follows:

Currency	Notional Principal (Millions)	Termination Dates	% Fixed Payable	% Variable Receivable	% Fixed Receivable	% Variable Payable
EUR	200	2005	3.43–3.485	Euribor(1)	—	—
EUR	110	2006	3.49–4.37	Euribor	—	—
SEK	94	2006	—	—	5.24	Stibor(2)
EUR	700	2007	3.39–3.62	Euribor	—	—

(1)
European Interbank Offered Rate.

(2)
Stockholm Interbank Offered Rate.

        Outstanding interest rate swap agreements at December 31, 2003 are summarized as follows:

Currency	Notional Principal (millions)	Termination Dates	% Fixed Payable	% Variable Receivable	% Fixed Receivable	% Variable Payable
EUR	600	2005	3.43–3.505	Euribor	—	—
EUR	10	2006	4.37	Euribor	—	—
SEK	94	2006	—	—	5.24	Stibor
EUR	400	2007	3.39–3.457	Euribor	—	—

        After taking into account the various interest rate swaps and currency swaps entered into by the Group, the interest rate profile of the Group's financial liabilities at December 31, 2004 was:

				Fixed rate financial liabilities
Currency	Total	Floating rate financial liabilities	Fixed rate financial liabilities	Weighted average interest rate	Weighted average period until maturity
	€ million	€ million	€ million	%	Years
Euro	1,851	628	1,223	6.91	3.2
Sterling	77	77	—
US Dollar	(124)	23	(147)	9.65	7.8
Norwegian	43	43	—
Swedish Krona	79	79	—
Other	22	18	4	13.20	2.3

Total	€1,948	€868	€1,080

(b) Foreign exchange risk management

        The Group manages its balance sheet having regard to the currency exposures arising from its assets being denominated in a wide range of currencies. To this end, where foreign currency assets are funded by borrowing, such borrowing is generally sourced in the currency of the related assets. The Group also hedges a portion of its currency exposure through the use of currency swaps and forward contracts. At December 31, 2004 the Group had entered into €163 million (2003: €185 million)

currency equivalent of forward contracts and €66 million (2003: €85 million) equivalent of options contracts in respect of its day to day trading.

        Outstanding currency swap agreements at December 31, 2004 are summarized as follows:

Currency swapped (millions)	Currency received (millions)	Maturity date	Interest rate paid	Interest rate received
USD 195	EUR 200	2007	Euribor + 318	Libor(1) + 300
USD 204	EUR 190	2012	9.6481	9.6491
USD 231	EUR 199	2005	Euribor + 464	6.8238
USD 136	EUR 101	2005	Euribor + 81	Libor + 93
USD 35	EUR 25	2005	Euribor + 708	7.55
USD 113	SEK 749	2005	Stibor + 597	7.55
USD 5	SEK 33	2005	Stibor + 110	Libor + 93

(1)
London Interbank Offered Rate.

        Outstanding currency swap agreements at December 31, 2003 are summarized as follows:

Currency swapped (millions)	Currency received (millions)	Maturity date	Interest rate paid	Interest rate received
USD 195	EUR 200	2007	Euribor + 318	Libor + 300
USD 204	EUR 190	2012	9.6481	9.6491
USD 231	EUR 199	2005	Euribor + 464	6.8238
USD 136	EUR 101	2005	Euribor + 81	Libor + 93
USD 35	EUR 25	2005	Euribor + 708	7.55
USD 113	SEK 749	2005	Stibor + 597	7.55
USD 5	SEK 33	2005	Stibor + 110	Libor + 93

        At December 31, 2004 the Group had also entered into currency swaps of €90 million equivalent (2003: €187 million) as part of its short term liquidity management.

        Excluding the Group's Latin American operations, there were no significant transactional currency exposures at December 31, 2004, that gave rise to net currency gains and losses recognized in the Consolidated Statements of Operations. Such exposures comprise the monetary assets and liabilities of the Group that are not denominated in the operating (or "functional") currency of the operating unit involved. As at December 31, 2004, transactional currency exposures in the Group's Latin American operations amounted to €19 million (2003: €20 million).

(c) Fair value of financial instruments

        The carrying amounts and estimated fair values of the material financial instruments of the Group are as follows:

	2004		2003
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	€000	€000	€000	€000
Assets
Cash, short term deposits and liquid investments	247,958	247,958	179,067	179,067
Accounts receivable and prepayments	918,785	918,785	898,838	898,838
Publicly traded investments	6,303	6,304	6,573	6,545
Liabilities
Short term debt	82,550	82,550	110,511	110,511
Accounts payable and accrued liabilities	1,064,831	1,064,831	1,044,642	1,044,642
Medium and long term debt	1,848,074	1,846,788	1,916,348	2,029,612
Derivative financial instruments
Interest rate swap agreements		(57,397)		(13,802)
Currency swap agreements		(125,743)		(70,830)
Foreign exchange contracts		12,068		24,430
Energy/pulp hedging contracts		(6,024)		1,603

        The following methods and assumptions were used by the Group in estimating its fair value disclosures for financial instruments:

Cash, short term deposits and liquid investments, debtors and creditors:

        The carrying amounts reported in the Balance Sheets approximates fair value because of the short maturity of these instruments.

Listed investments:

        These are valued based on quoted prices.

Short term debt and medium and long term debt:

        The fair value of the Group's debt is estimated using either the replacement cost of equivalent instruments or discounted cash flow analysis, based on the Group's current incremental borrowing rates for similar types of borrowing arrangements and maturities.

Interest rate swap agreements:

        The fair value of the Group's interest rate swap agreements is estimated using discounted cash flow analysis. In addition the fair value amount includes the interest rate component of currency swaps.

Currency swap agreements and foreign exchange contracts:

        The fair value of these instruments is based on the estimated replacement cost of equivalent instruments at the balance sheet date.

        Gains and losses on instruments used for hedging are not recognized until the exposure that is being hedged is itself recognized. Unrecognized gains and losses on instruments used for hedging, and the movement therein, are as follows:

	Gains	Losses	Total net gains/(losses)
	€ million	€ million	€ million
Unrecognized gains and losses on hedges at December 31, 2003	40	32	8
Gains and losses arising in previous years that were recognized in 2004	25	16	9
Gains and losses arising before December 31, 2003 that were not recognized in 2004	15	16	(1)
Gains and losses arising in 2004 that were not recognized in 2004	(9)	48	(57)

Unrecognized gains and losses on hedges at December 31, 2004	€6	€64	€(58)

Of which: Gains and losses expected to be recognized in 2005	5	23	(18)

Gains and losses expected to be recognized in 2006 or later	1	41	(40)

(d) Credit Risk

        Potential concentrations of credit risk to the Group consist principally of cash deposits, short term investments and trade debtors. The Group only deposits cash surpluses with quality credit rated banks and institutions that meet certain criteria and by policy limits the amount of credit exposure to any one bank or institution. Trade debtors comprise a large, widespread customer base. The Group mitigates the risk that counterparties to derivatives will fail to perform by contracting with major financial institutions having high credit ratings and considers the likelihood of counterparty failure to be remote. At December 31, 2004 the Group did not consider there to be any significant concentration of credit risk.

20 Provision for Liabilities and Charges

	Deferred Income Taxes	Other Deferred Provisions	Total
	€000	€000	€000
		€000
September 3, 2002 Acquired	159,691	80,560	240,251
Charge to statement of operations	3,052	(7,659)	(4,607)
Paid in year	—	(2,061)	(2,061)
Transfer to affiliates	—	64	64
Reclassification	(1,283)	(5,408)	(6,691)
Currency adjustment	(2,564)	(1,539)	(4,103)

December 31, 2002	158,896	63,957	222,853
Charge to statement of operations	1,712 (1)	5,628	7,340
Paid in year	—	3,253	3,253
Acquisitions	3,626	2,571	6,197
Reclassification	18,001	(14,787)	3,214
Fair value adjustments	674	—	674
Currency adjustment	(6,083)	(2,496)	(8,579)

December 31, 2003	176,826	58,126	234,952
Charge to statement of operations	3,984 (1)	(42)	3,942
Paid in year	—	(9,769)	(9,769)
Acquisitions	1	—	1
Fair value adjustments	(7,134)	—	(7,134)
Reclassification	4,406	(2,592)	1,814
Currency adjustment	(1,647)	(756)	(2,403)

December 31, 2004	€176,436	€44,967	€221,403

	2004	2003	2002
	€000	€000	€000
Deferred taxation arises as follows:
Accelerated capital allowances	158,246	112,672	108,527
Other timing differences	18,190	64,154	50,369

	€176,436	€176,826	€158,896

(1)
The 2004 deferred tax charge to income of €3,984,000 excludes the deferred tax charge relating to pensions of €635,000 (2003: €251,000). The 2004 deferred tax charge to income in Note 9 "Taxes on income" includes this amount. The 2003 deferred tax charge to income of €1,712,000 excludes the deferred tax charge relating to pensions of €251,000. The 2003 deferred tax charge to income in Note 9 "Taxes on income" includes this amount.

        At December 31, 2004, we had net operating loss carryforwards of €200 million (2003: €210 million), which are available indefinitely. These loss carryforwards have a tax value of €61 million (2003: €65 million). Valuation allowances of €30 million (2003: €50 million) have been established for a portion of these deferred tax assets. The realization of these deferred tax assets is dependent on future taxable income. Based upon recent levels of taxable income, we expect that our deferred tax assets, net of valuation allowances, will be fully utilized.

21 Contingent Liabilities

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

        JSG and Smurfit International B.V. have each indemnified Dr. Smurfit against loss or liability due to such proceedings. Bonds have been posted with the Spanish court in the amount of €47 million, which equals the amount of alleged damages, excluding interest. The maximum estimated current total exposure relating to the liabilities, including interest through December 31, 2002, is approximately €118 million, for which no reserve has been taken and which amount will accrue interest until payment of any final judgment. Preliminary proceedings commenced in late March 2003 and on April 11, 2003, the court dismissed the proceedings against Dr. Smurfit, the JSG subsidiary and others. The bonds previously posted were released and the Spanish court has now taken a lien over certain Spanish assets pending final resolution of the case. The final decision of the court was handed down in March 2004 and confirmed the earlier dismissal with respect to Dr. Smurfit and the JSG subsidiary. The decision is being appealed to a higher court by two private complainants but not by the public prosecutor. We cannot assure you, however, that the consequences of any adverse findings, if any, will not have a material adverse effect on our financial position or results of operations.

        We are also the subject of litigation in the Dominican Republic arising from our acquisition in 1998 of a controlling interest in a small local corrugator owned by Industria Cartonera Dominicana. The lawsuits, alleging damages in excess of $300 million, are brought by a local competitor who is claiming loss of potential profits, as a consequence of our entry to the market. He is also alleging breach of contract. In June 2004 we received an adverse ruling in our main lawsuit, which found for the original plaintiff but which made no determination as to damages. The damage amount has been left for yet another court to decide. We have appealed this ruling and are challenging a number of due irregularities surrounding the ruling.

        We believe the foregoing lawsuits are without merit and are defending them vigorously.

        In July 2004, representatives of the Office of Fair Trading visited our UK operation. We understand that the investigation, which centers on the sheet feeding business, was prompted by consumer complaints, which were filed during the UK Competition Commission's investigation of the March 2004 acquisition proposal by David S. Smith Limited for Linpac Limited, a competitor of our sheet feeding business. The investigation is looking into high levels of pricing transparency which exist in the sector and which are a function of, inter alia, vertical integration, SWAPs and market concentration. We are co-operating fully with the ongoing investigation.

22 Lease Obligations

        Obligations under finance leases:

	2004	2003
	€000	€000
Payable within one year	5,283	14,307
Payable in one to two years	3,902	5,083
Payable in two to three years	3,406	3,640
Payable in three to four years	2,884	3,393
Payable in four to five years	2,475	2,890
Payable thereafter	1,974	2,572
Total minimum lease payments	19,924	31,885

Less amount representing interest	(2,524)	(3,605)

Present value of minimum lease payments	€17,400	€28,280

Current portion of capital lease obligations	4,470	13,354
Non-current portion of capital lease obligations	12,930	14,926

	€17,400	€28,280

        Commitments under operating leases, payable in the coming year, relate to leases expiring in the following periods:

	Land and Buildings	Other	Total
	€000	€000	€000
Within one year	1,126	7,286	8,412
Within two to five years inclusive	1,513	7,125	8,638
Over five years	4,615	102	4,717

	€7,254	€14,513	€21,767

        The total commitments under non-cancelable operating leases at December 31, 2004 are as follows:

2004
€000
Payable within one year	21,767
Payable in one to two years	14,594
Payable in two to three years	10,020
Payable in three to four years	7,619
Payable in four to five years	6,097
Payable thereafter	27,952

€88,049

23 Capital Commitments

        The following capital commitments authorized by the directors had not been provided for in the Group financial statements:

	2004	2003
	€000	€000
Contracted for	41,813	59,939
Not contracted for	76,172	37,125

	€117,985	€97,064

24 Employee Pension Plans and Similar Obligations

Successor

        The Group has pension plans for its employees in many of the countries in which it operates. The major occupational pension plans are of the defined benefit type. The Group's pension plans are accounted for in accordance with Financial Reporting Standard (FRS) 17—"Retirement Benefits". FRS 17 applies to all types of benefits that an employer provides after employees have completed their service, including pensions and other post retirement benefits. The pension cost for the Group's major occupational pension plans has been determined using the projected unit credit method. The current agreed rates of contribution for future years are comparable to current levels.

        Periodic actuarial valuations are performed on all of the major plans, by independent professionally qualified actuaries, between December 31, 2003 and December 31, 2004.

        In general, actuarial valuations are not available for public inspection; however, the results of valuations are advised to members of the various schemes.

        The Group also operates plans in the U.S., which provide certain employees with post retirement health care benefits. Actuarial valuations of these plans were performed as at December 31, 2003 using the projected unit credit method. The principal assumption made by the actuaries was that the per capita weighted average assumed rate of increase in covered benefits was 10% (2003: 11%), reducing by 1% per annum until reaching the ultimate of 5% in 2009. The effect of a 1% increase or decrease in the health care trend rate would not materially increase the accumulated post retirement benefit obligation as at December 31, 2004.

        The main financial assumptions used to calculate scheme liabilities under FRS 17 are set out below:

Major Assumptions	Europe	USA	Latin America
	%	%	%
December 2004
Rate of increase in salaries	1.50–4.00	3.75–4.00	3.50–6.85
Rate of increase to pensions in payment	Nil–4.00	Nil	Nil
Discount rate for scheme liabilities	4.50–6.50	6.00–6.25	5.25–12.00
Inflation	1.25–4.00	2.00	2.75–3.50

	Europe	USA	Latin America
	%	%	%
December 2003
Rate of increase in salaries	1.50–4.00	4.00	2.00–7.50
Rate of increase to pensions in payment	Nil–4.00	Nil	Nil
Discount rate for scheme liabilities	5.00–6.50	6.25	6.25–12.66
Inflation	1.00–4.00	2.25	2.75–4.00
	Europe	USA and Canada	Latin America
	%	%	%
December 2002
Rate of increase in salaries	1.25–4.00	3.35–4.00	3.45–7.00
Rate of increase to pensions in payment	Nil–2.75	Nil–2.00	Nil
Discount rate for scheme liabilities	5.00–6.00	6.50–6.75	6.75–10.50
Inflation	1.25–3.00	2.00–2.25	3.45–4.50

        The expected long term rates of return on the assets of the significant plans were as follows:

	Europe	USA	Latin America
	%	%	%
December 2004
Equities	7.50–8.00	8.50	8.25–10.50
Bonds	3.75–7.00	4.50	4.25–5.25
Property	6.50–7.00	n/a	n/a
Other	2.75–7.36	3.50	3.25–3.50
	Europe	USA	Latin America
	%	%	%
December 2003
Equities	8.00	8.50	8.50–13.00
Bonds	4.51–7.00	4.50	4.50–10.00
Other	3.00–7.00	3.50	Nil–3.50
	Europe	USA and Canada	Latin America
	%	%	%
December 2002
Equities	5.00–8.50	9.20–10.50	7.75
Bonds	4.61–5.75	5.30–5.50	7.00
Other	5.00–6.35	3.50–8.70	4.50

        The market values of the assets of the schemes were as follows:

	Europe	USA	Latin America	Total
	€000	€000	€000	€000
December 2004
Equities	299,530	16,391	8,006	323,927
Bonds	237,519	8,890	5,999	252,408
Property	40,117	—	—	40,117
Other	36,536	737	1,380	38,653

Total market value	613,702	26,018	15,385	655,105
Present value of scheme liabilities	1,027,593	42,844	40,224	1,110,661

(Deficit) in the plans	(413,891)	(16,826)	(24,839)	(455,556)
Deferred tax asset	42,835	—	1,484	44,319

Net pension (liability)	€(371,056)	€(16,826)	€(23,355)	€(411,237)

	Europe	USA	Latin America	Total
	€000	€000	€000	€000
December 2003
Equities	294,891	14,208	11,641	320,740
Bonds	220,760	7,932	10,195	238,887
Other	60,599	1,049	557	62,205

Total market value	576,250	23,189	22,393	621,832
Present value of scheme liabilities	977,308	45,437	45,627	1,068,372

(Deficit) in the plans	(401,058)	(22,248)	(23,234)	(446,540)
Deferred tax asset	83,285	—	7,946	91,231

Net pension (liability)	€(317,773)	€(22,248)	€(15,288)	€(355,309)

	Europe	USA and Canada	Latin America	Total
	€000	€000	€000	€000
December 2002
Equities	252,291	71,428	11,342	335,061
Bonds	196,362	34,171	3,021	233,554
Other	92,848	11,438	11,567	115,853

Total market value	541,501	117,037	25,930	684,468
Present value of scheme liabilities	795,088	204,488	36,929	1,036,505

(Deficit) in the plans	(253,587)	(87,451)	(10,999)	(352,037)
Deferred tax asset/(liability)	35,636	23,713	(2,008)	57,341

Net pension (liability)	€(217,951)	€(63,738)	€(13,007)	€(294,696)

        The following tables set out the components of the defined benefit cost:

Analysis of the amount charged to operating income

Year ended December 31, 2004	€000
Current service cost	37,163
Past service benefit	(1,793)
Gain on settlements and curtailments	(542)

Total operating charge	€34,828

Year ended December 31, 2003	€000
Current service cost	36,593
Past service cost	655

Total operating charge	€37,248

Period from September 3, 2002 through December 31, 2002	€000
Current service cost	11,011
Past service cost	1,533

Total operating charge	€12,544

Analysis of the amount charged to other financial expense

Year ended December 31, 2004	€000
Expected return on pension scheme assets	(40,137)
Interest cost on pension scheme liabilities	55,855

Net charge	€15,718

Year ended December 31, 2003	€000
Expected return on pension scheme assets	(39,460)
Interest cost on pension scheme liabilities	54,726

Net charge	€15,266

Period from September 3, 2002 through December 31, 2002	€000
Expected return on pension scheme assets	(19,048)
Interest cost on pension scheme liabilities	29,823

Net charge	€10,775

Analysis of the amount recognized in the statement of recognized gains and losses

Year ended December 31, 2004	€000
Actual return less expected return on pension scheme assets	9,573
Net experience (losses) on scheme liabilities	(5,901)
Changes in financial assumptions underlying the scheme liabilities	(13,963)

Actuarial loss recognized in the statement of recognized gains and losses	€(10,291)

Year ended December 31, 2003	€000
Actual return less expected return on pension scheme assets	20,475
Net experience gains on scheme liabilities	8,901
Changes in financial assumptions underlying the scheme liabilities	(1,576)

Actuarial gain recognized in the statement of recognized gains and losses	€27,800

Period from September 3, 2002 through December 31, 2002	€000
Actual return less expected return on pension scheme assets	7,218
Net experience gains on scheme liabilities	27,515
Changes in financial assumptions underlying the scheme liabilities	(22,226)

Actuarial gain recognized in the statement of recognized gains and losses	€12,507

Movement in pension liability

€000
September 3, 2002 Acquired	376,436
Current service cost	11,011
Past service cost	1,533
Contributions	(18,508)
Other finance expense	10,775
Reclassification	(12,255)
Actuarial gain	(12,507)
Currency adjustment	(4,448)

Deficit in scheme at January 1, 2003	352,037
Current service cost	36,593
Past service cost	655
Contributions	(52,253)
Other finance expense	15,266
Actuarial gain	(27,800)
Fair value adjustment	68,431
Acquisitions	133,137
Disposals	(59,614)
Currency adjustment	(19,912)

Deficit in scheme at January 1, 2004	446,540
Current service cost	37,163
Past service benefit	(1,793)
Recognition of gain on settlement and curtailments	(542)
Contributions	(51,921)
Other finance expense	15,718
Actuarial loss	10,291
Reclassification	2,291
Disposals	(101)
Currency adjustment	(2,090)

Deficit in scheme at December 31, 2004	€455,556

History of amounts recognized in the statement of recognized gains and losses

Difference between actual and expected return on pension scheme assets

Year ended December 31, 2004
Amount	9,573,000
Percentage of scheme assets	1%
Year ended December 31, 2003
Amount	20,475,000
Percentage of scheme assets	3%
Period from September 3, 2002 through December 31, 2002
Amount	7,218,000
Percentage of scheme assets	1%
Experience gains and losses on scheme liabilities
Year ended December 31, 2004
Amount	5,901,000
Percentage of the present value of scheme liabilities	1%
Year ended December 31, 2003
Amount	8,901,000
Percentage of the present value of scheme liabilities	1%
Period from September 3, 2002 through December 31, 2002
Amount	27,515,000
Percentage of the present value of scheme liabilities	3%
Total actuarial gains and losses recognized in the statement of recognized gains and losses
Year ended December 31, 2004
Amount	10,291,000
Percentage of the present value of scheme liabilities	1%
Year ended December 31, 2003
Amount	27,800,000
Percentage of the present value of scheme liabilities	3%
Period from September 3, 2002 through December 31, 2002
Amount	12,507,000
Percentage of the present value of scheme liabilities	1%

        Some of the schemes are closed schemes and therefore under the projected unit method the current service cost would be expected to increase as the members of the scheme approach retirement and reduce as members retire or leave service.

        In certain countries, in accordance with local practice, plans are financed internally and the provisions relating to such cases are included in pension liabilities. At December 31, 2004 these amount to €277,274,000 (2003: €263,165,000; 2002: €169,330,000).

        The defined contribution pension scheme expense for the year ended December 31, 2004 was €21,077,000 (2003: €20,686,000; period from September 3, 2002 to December 31, 2002: €5,047,000).

Predecessor

        Prior to September 3, 2002, the pension cost for JSG's major occupational pension plans had been determined in accordance with the advice of actuaries, mainly using the projected unit credit or attained age methods and accounted for in accordance with SSAP 24.

        The principal assumptions used in the calculation of the profit and loss expense under SSAP 24 of €43,285,000 for the period from January 1, 2002 through September 2, 2002 was that the projected annual rate of investment return will exceed the projected annual rate of increase in pensionable earnings by between 2% to 4%. Under SSAP 24, surpluses or deficits on the pension plans arising from the actuarial valuations are spread over the expected weighted average service lives of the members of the relevant plan. The actuarial reports are available for inspection by the members of the relevant schemes only.

        The defined contribution pension scheme expense for the period from January 1, 2002 to September 2, 2002 was €9,926,000.

25 Related Party Transactions

Transactions with associates

        We conduct certain transactions with associates in the normal course of business. A significant level of predecessor's transactions were conducted with SSCC.

        The transactions with associates for each period are summarized as follows:

	Successor			Predecessor
	2004	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002
	€000	€000	€000	€000
Sale of goods	28,725	41,612	17,225	67,403
Purchase of goods	9,930	11,484	18,517	179,986
Receiving of services	922	265	1,573	2,854
Rendering of services	776	697	727	1,445

Transactions with related parties

        In connection with the acquisition, certain non-operating assets and non-core operating assets of JSG were transferred to the newcos, in exchange for intercompany notes.

	Successor
	2004	2003	Sept. 3, 2002 through Dec. 31, 2002
	€000	€000	€000
Rendering and receiving of services (net)	—	679	—
Transfer of businesses	—	—	104,892
Transfer of tangible assets	—	—	17,500
Transfer of financial assets	—	—	76,728
Transfer of cash from business disposals	11,934	28,206	14,891
Transfer of other assets	—	—	28,444

26 Net Cash Flow from Operating Activities

	Successor			Predecessor
	2004	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002
	€000	€000	€000	€000
Operating income	281,788	309,193	133,078	192,890
Reorganization and restructuring costs	23,231	16,357	(2,799)	2,799
Depreciation and depletion (net of government grants amortized)	259,831	250,590	80,760	164,942
Goodwill amortization	37,925	44,548	10,090	5,794
Finance lease interest paid	1,962	2,164	605	1,151
(Increase)/decrease in other payables and provisions	(12,891)	6,451	4,993	5,510
Decrease/(increase) in working capital (Note 27)	47,419	62,848	35,975	(13,060)
Currency adjustment	1,663	(1,124)	8,339	(3,512)

	€640,928	€691,027	€271,041	€356,514

27 Movement in Working Capital

	Inventories	Receivables	Payables*	Total
	€000	€000	€000	€000
December 31, 2003	477,432	911,443	(967,141)	421,734
Reclassification	4,151	(15,903)	3,202	(8,550)
Deferred acquisition consideration	—	—	854	854
Decrease in working capital	(22,434)	38,291	(63,276)	(47,419)
Currency adjustment	(6,983)	(8,783)	9,301	(6,465)

December 31, 2004	€452,166	€925,048	€(1,017,060)	€360,154

	Inventories	Receivables	Payables*	Total
	€000	€000	€000	€000
December 31, 2002	470,207	1,016,181	(1,018,286)	468,102
Acquisitions	59,724	115,628	(109,936)	65,416
Disposed	(33,890)	(72,899)	44,173	(62,616)
Reclassification	(1,267)	(12,566)	57,676	43,843
Deferred acquisition consideration	—	—	(3,178)	(3,178)
Decrease in working capital	4,638	(102,680)	35,194	(62,848)
Currency adjustment	(21,980)	(32,221)	27,216	(26,985)

December 31, 2003	€477,432	€911,443	€(967,141)	€421,734

	Inventories	Receivables	Payables*	Total
	€000	€000	€000	€000
September 3, 2002 Acquired	508,433	1,140,679	(1,113,171)	535,941
Disposals	(3,360)	(12,341)	18,152	2,451
Decrease in working capital	(23,064)	(76,401)	63,490	(35,975)
Currency adjustment	(11,802)	(35,756)	13,243	(34,315)

December 31, 2002	€470,207	€1,016,181	€(1,018,286)	€468,102

*
Amounts falling due within one year not including borrowing due within one year, corporation tax, proposed dividends, capitalized lease obligations and amounts due to affiliates.

28 Equity Dividends Paid

	Successor			Predecessor
	2004	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002
	€000	€000	€000	€000
Dividends to Group shareholders	—	—	€255	€50,662

29 Retirement of Fixed Assets

	Successor			Predecessor
	2004	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002
	€000	€000	€000	€000
Property, plant and equipment	33,860	12,351	(401)	786
Investments	2,528	32,544	1,914	131

	€36,388	€44,895	€1,513	€917

30 Reconciliation of Net Cash Flow to Movement in Net Debt

	Successor			Predecessor
	2004	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002
	€000	€000	€000	€000
Increase/(decrease) in cash	50,285	29,314	(18,538)	12,302
Decrease/(increase) in term debt	67,266	49,789	(560,115)	(42,651)
Increase/(decrease) in liquid resources	16,914	(18,812)	10,445	(239,468)
Capital elements of finance leases repaid	13,576	5,689	2,031	4,945

Change in net debt resulting from cash flows	148,041	65,980	(566,177)	(264,872)
New finance leases	(2,963)	—	—	—
Loans and finance leases acquired	—	(122,952)	(1,432,276)	(124,709)
Loans and finance leases disposed	—	23,695	—	—
Other non cash movements	3,663	2,221	(34,875)	3,731
Currency adjustment	27,265	153,216	35,096	90,737

Movement in net debt	176,006	122,160	(1,998,232)	(295,113)
Net debt at beginning of period	(1,876,072)	(1,998,232)	—	(1,137,163)

Net debt at end of period	€(1,700,066)	€(1,876,072)	€(1,998,232)	€(1,432,276)

31 Analysis of Net Debt

Successor	December 2003	Cash Flow	Acquisitions and Disposals	Non Cash	Currency	December 2004
	€000	€000	€000	€000	€000	€000
Cash	86,137	55,623	—	—	(1,611)	140,149
Short term deposits and liquid resources	92,930	16,914	—	(35)	(2,000)	107,809

Cash and investments	179,067	72,537	—	(35)	(3,611)	247,958

Bank overdrafts and demand loans	(22,373)	(5,338)	—	—	(962)	(28,673)
Loans repayable within one year	(88,138)	54,280	—	3,698	(23,717)	(53,877)

Short term borrowing	(110,511)	48,942	—	3,698	(24,679)	(82,550)

Long and medium term borrowing	(1,916,348)	12,986	—	—	55,288	(1,848,074)

Net borrowing	(1,847,792)	134,465	—	3,663	26,998	(1,682,666)
Finance leases	(28,280)	13,576	—	(2,963)	267	(17,400)

Net debt	€(1,876,072)	€148,041	—	€700	€27,265	€(1,700,066)

	December 2002	Cash Flow	Acquisitions and Disposals	Non Cash	Currency	December 2003
	€000	€000	€000	€000	€000	€000
Cash	69,224	22,493	—	—	(5,580)	86,137
Short term deposits and liquid resources	115,031	(18,812)	—	(58)	(3,231)	92,930

Cash and investments	184,255	3,681	—	(58)	(8,811)	179,067

Bank overdrafts and demand loans	(51,379)	6,821	—	—	22,185	(22,373)
Loans repayable within one year	(79,584)	31,085	—	2,279	(41,918)	(88,138)

Short term borrowing	(130,963)	37,906	—	2,279	(19,733)	(110,511)

Long and medium term borrowing	(2,028,937)	18,704	(86,119)	—	180,004	(1,916,348)

Net borrowing	(1,975,645)	60,291	(86,119)	2,221	151,460	(1,847,792)
Finance leases	(22,587)	5,689	(13,138)	—	1,756	(28,280)

Net debt	€(1,998,232)	€65,980	€(99,257)	€2,221	€153,216	€(1,876,072)

	September 3, 2002	Cash Flow	Acquisitions and Disposals	Non Cash	Currency	December 2002
	€000	€000	€000	€000	€000	€000
Cash	—	(14,484)	86,143	—	(2,435)	69,224
Short term deposits and liquid resources	—	10,445	106,791	(367)	(1,838)	115,031

Cash and investments	—	(4,039)	192,934	(367)	(4,273)	184,255

Bank overdrafts and demand loans	—	(4,054)	(57,820)	—	10,495	(51,379)
Loans repayable within one year	—	83,653	(116,416)	(34,508)	(12,313)	(79,584)

Short term borrowing	—	79,599	(174,236)	(34,508)	(1,818)	(130,963)

Long and medium term borrowing	—	(643,768)	(1,426,333)	—	41,164	(2,028,937)

Net borrowing	—	(568,208)	(1,407,635)	(34,875)	35,073	(1,975,645)
Finance leases	—	2,031	(24,641)	—	23	(22,587)

Net debt	—	€(566,177)	€(1,432,276)	€(34,875)	€35,096	€(1,998,232)

Predecessor	December 2001	Cash Flow	Acquisitions and Disposals	Non Cash	Currency	September 2, 2002
	€000	€000	€000	€000	€000	€000
Cash	87,756	961	—	—	(2,574)	86,143
Short term deposits and liquid resources	352,353	(239,468)	—	(1,041)	(5,053)	106,791

Cash and investments	440,109	(238,507)	—	(1,041)	(7,627)	192,934

Bank overdrafts and demand loans	(76,419)	11,341	—	—	7,258	(57,820)
Loans repayable within one year	(174,569)	24,994	—	4,772	28,387	(116,416)

Short term borrowing	(250,988)	36,335	—	4,772	35,645	(174,236)

Long and medium term borrowing	(1,302,687)	(67,645)	(118,477)	—	62,476	(1,426,333)

Net borrowing	(1,113,566)	(269,817)	(118,477)	3,731	90,494	(1,407,635)
Finance leases	(23,597)	4,945	(6,232)	—	243	(24,641)

Net debt	€(1,137,163)	€(264,872)	€(124,709)	€3,731	€90,737	€(1,432,276)

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

32 Acquisitions and disposals

	Successor			Predecessor
	2004	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002
	€000	€000	€000	€000
Net assets acquired (see below)	—	6,180	936,638	319,630
Reclassification from associates	—	(35,030)	—	(90,045)
Goodwill	2,731	174,659	1,558,980	59,240

	€2,731	€145,809	€2,495,618	€288,825

Satisfied by:
Cash payments	2,731	145,809	2,495,618	288,825
Cash acquired	—	(52,683)	—	(12,853)
Bank overdrafts acquired	—	8,955	—	44,668

Net cash outflows	€2,731	€102,081	€2,495,618	€320,640

        Summary of net assets acquired:

	Successor			Predecessor
	2004	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002
	€000	€000	€000	€000
Net assets acquired:
Fixed assets:
Property, plant and equipment	—	269,385	2,347,566	417,383
Investments	—	3,616	232,507	2,030
Current assets:
Inventories	—	59,724	508,433	88,205
Accounts receivable and prepayments	—	115,628	1,140,679	127,264
Cash and investments held as current assets	—	52,683	192,934	12,853

Total assets	—	501,036	4,422,119	647,735
Accounts payable and accrued liabilities	—	(135,268)	(1,376,842)	(164,241)
Long term debt and other payables	—	(113,896)	(1,459,696)	(124,519)
Provisions for liabilities and charges	—	(6,197)	(520,301)	(39,241)
Fair value adjustment	—	(239,495)	25,326	—
Minority interest	—	—	(153,968)	(104)

Net assets acquired at fair value to the Group	—	€6,180	€936,638	€319,630

        The acquisition of predecessor was completed on September 3, 2002. It had not been possible to complete the investigation for determining fair values for this acquisition by April 8, 2003 and accordingly estimated fair values were used in the financial statements for the year ended December 31, 2002. The final fair value adjustments incorporated during 2003 are set out below.

	Provisional values at December 31, 2002	Revaluation	Final fair value
	€ millions	€ millions	€ millions
Cash	193	—	193
Accounts receivable and prepayments	1,141	(4)	1,137
Inventories	508	—	508
Investments	233	—	233
Property, plant and equipment	2,373	195	2,568
Accounts payable and accruals	(1,377)	(8)	(1,385)
Long term debt and other long term liabilities	(1,460)	—	(1,460)
Other liabilities	(520)	(31)	(551)
Minorities	(154)	(9)	(163)

Net assets acquired	937	143	1,080
Goodwill	1,559	(143)	1,416

Consideration	€2,496	—	€2,496

Summary of effects of the acquisition of the SSCC European assets

	Book Value	Revaluations	Fair Value
	€ millions	€ millions	€ millions
Cash	29	—	29
Accounts receivable and prepayments	103	—	103
Inventories	49	—	49
Property, plant and equipment	103	115	218
Accounts payable and accruals	(98)	—	(98)
Long term debt and other long term liabilities	(115)	—	(115)
Other liabilities	(95)	(59)	(154)

Net assets acquired	€(24)	€56	32

Goodwill			174

Consideration			€206

33 Post Balance Sheet Events

        On December 22, 2004 we announced that we had signed a definitive agreement to sell our Munksjö specialties business to The EQT III Fund for approximately €450 million. On December 14, 2004 SCA (Svenska Cellullosa Aktiebolaget) announced that it had agreed to buy our Munksjö Tissue business for approximately €28 million. The sale of our Munksjö specialties business to The EQT III Fund was completed on March 1, 2005 and the proceeds from the disposal have been used to pay down part of the term portion of our senior credit facility. The sale of our Munksjö tissue business is subject to customary closing conditions. The Munksjö specialty assets comprised pulp, decor paper, and specialty paper businesses and had sales from operations for 2004 of approximately €480 million. The Munksjö tissue assets being sold comprise a paper mill producing base paper for tissue and two tissue conversion plants, and generated sales from operations of approximately €50 million in 2004. We are retaining the Munksjö containerboard and corrugated assets, located in Norway, Sweden and Poland, which comprise approximately 90,000 metric tons of containerboard and 150,000 metric tons of corrugated capacity.

        A summary of the assets and liabilities disposed is as follows:

€ millions
Cash	5
Accounts receivable and prepayments	59
Inventories	64
Property, plant and equipment	254
Accounts payable and accruals	(60)
Long term debt and other long term liabilities	(40)
Other liabilities	(25)

€257

        On January 13, 2005, JSG Funding commenced a tender offer to purchase for cash all outstanding existing 15.5% subordinated notes, which we refer to as the "tender offer". As of January 1, 2005, $211,110,848 aggregate principal amount of our 15.5% subordinated notes due 2013 and €140,740,568 aggregate principal amount of our 15.5% subordinated notes due 2013 were outstanding. In connection with the tender offer, we also solicited consents to amend the indentures governing the existing 15.5% subordinated notes to remove substantially all of the restrictive covenants thereunder. The tender offer was completed and the proposed amendments became effective on February 14, 2005. We intend to redeem the .01% of the 15.5% dollar subordinated notes not tendered pursuant to the tender offer in accordance with the terms and conditions of the indentures governing the existing 15.5% subordinated notes. Under these indentures, the earliest we may redeem the 15.5% subordinated notes not tendered is October 1, 2005, at a redemption price of 108.0% of the aggregate principal amount of the existing 15.5% subordinated notes. All of the euro 15.5% subordinated notes were tendered. In January 2005, JSG completed an offering of approximately €370 million of 7.75% subordinated cash-pay notes. JSG Funding applied the net proceeds from this offering to fund the purchase of its existing 15.5% subordinated notes pursuant to the tender offer and to pay related fees and expenses.

        Concurrently with the completion of this offering of notes, JSG Holdings completed an offering of €325 million in aggregate principal amount of 11.5% senior PIK notes due 2015 (the "PIK notes"), substantially all of the net proceeds of which were loaned to JSG Packaging, which, in turn, paid such net proceeds to its shareholders by means of a share capital reduction under Irish law. Neither JSG Funding nor any of its subsidiaries guarantee the PIK notes and thus the PIK notes are effectively subordinated to all debt and other liabilities and preferred stock, if any, of JSG Funding and its subsidiaries.

34 Parent Undertakings and Controlling Parties

        The immediate controlling party and the parent undertaking of the smallest group of which the company is a member, and for which group financial statements are prepared, is JSG Funding, a company incorporated in Ireland. The ultimate controlling party and the parent undertaking of the largest group of which the company is a member, and for which group financial statements are prepared, is JSG Packaging Ltd. (JSG Packaging), a company incorporated in Ireland.

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

35 Companies (Amendment) Act, 1986

        The financial statements in this report do not comprise "full group accounts" within the meaning of Regulation 40(1) of the European Communities (Companies: Group Accounts) Regulations, 1992 of Ireland in so far as such group accounts would have to comply with the disclosure and other requirements of those Regulations. Full group accounts for JSL for the period from September 3, 2002 through December 31, 2002 and for the year ended December 31, 2003 have been filed with the Irish Registrar of Companies. Full accounts for JSG Packaging for the year ended December 31, 2004 will be filed with the Registrar in due course.

36 Comparative Figures

        Certain figures for the prior years have been adjusted to conform with 2004 classifications and disclosure requirements.

37 Differences Between Accounting Principles Generally Accepted in Ireland and in the
United States

        The Group's consolidated financial statements are prepared in accordance with accounting principles generally accepted in Ireland ("Irish GAAP"), which differ in certain respects from accounting principles generally accepted in the United States ("US GAAP"). The significant differences as they apply to the Group and the necessary adjustments are summarized below.

Goodwill

        Irish GAAP, FRS 10—"Goodwill and Intangible Assets," requires goodwill to be capitalized as an intangible fixed asset and amortized in the statement of operations over its estimated useful live. For US GAAP, the Group applies SFAS No. 142 "Goodwill and Other Intangible Assets". Under SFAS No. 142, goodwill is no longer amortized, but is tested for impairment on an annual basis and whenever indicators of impairment arise. The Group's identified indicators of impairment under SFAS No. 142 are the same as under SAB No. 100, "Restructuring and Impairment Charges".

        The goodwill impairment test, which is based on fair value, is to be performed on a reporting unit level using a two-step impairment test. A reporting unit is an operating segment as defined by SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", or one level lower. In the first step, the fair value of a reporting unit is compared with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying value, goodwill is not deemed to be impaired and step two of the impairment test is not required. If the fair value of the reporting unit is lower than the carrying value of long term assets and net working capital, step two needs to be performed to measure the amount of impairment. The second step of the goodwill impairment test, used to measure the amount of impairment loss, compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss shall be recognized in an amount equal to that excess. The loss recognized cannot exceed the carrying amount of goodwill.

        The fair value of each reporting unit was determined based upon JSG's segment reporting. According to these calculations, the fair value of the reporting units exceeded the carrying value of their net assets. Therefore, the additional analysis was not required and there was no impairment of goodwill upon adoption of SFAS No. 142. The Group performed an annual impairment test as of December 31, 2002, 2003 and 2004. No indicators of impairment were identified.

Deferred taxation

        Irish GAAP, FRS 19—"Deferred Tax" requires full provision to be made for deferred tax arising from timing differences between the recognition of gains and losses in the financial statements and their recognition in tax computations. In adopting FRS 19, we have chosen not to discount deferred tax assets and liabilities. This standard eliminates a number of the differences between accounting for deferred tax under Irish and US GAAP. However under SFAS 109—"Accounting for Income Taxes", deferred taxation would also be provided under US GAAP on the difference between the accounting and taxation bases of assets and liabilities of subsidiaries acquired. Deferred income taxes on the taxable US GAAP adjustments are included within the reconciliations.

Retirement benefits

        Under Irish GAAP, FRS 17—"Retirement Benefits" requires that scheme assets are valued at fair value and scheme liabilities are measured using the Projected Unit Credit method. Net scheme assets and liabilities, reduced by deferred tax amounts, are required to be shown on the face of the balance sheet as a pension asset or liability as appropriate. JSG Acquisitions has also adopted Urgent Issues Task Force abstract 35—"Death-in-service and incapacity benefits" ("UITF 35"). Under US GAAP the main differences with Irish GAAP arise in relation to the recognition of actuarial gains and losses and the treatment of death-in-service and incapacity benefits. Under US GAAP, net scheme assets and liabilities are required to be shown gross of deferred tax amounts.

        Predecessor, under Irish GAAP, followed SSAP 24—"Accounting for Pension Costs", whereby the pension costs in respect of predecessor's defined benefit plans were assessed in accordance with the advice of independent actuaries using assumptions and methods which, taken as a whole, produced the actuaries' best estimates of the cost of providing the relevant pension benefits. US GAAP specifically requires the use of the Projected Unit Credit method and the matching of the projected benefit obligation against the fair value of the plan's assets, adjusted to reflect any unrecognized obligations or assets, in determining the pension cost or credit for the period. In addition, under US GAAP, the assumptions used must be based on current market rates.

Exceptional and extraordinary items

        Under Irish GAAP, profits and losses associated with early debt extinguishment are included in income before taxation. For predecessor, these costs would have been treated as extraordinary items under US GAAP.

        In April 2002, the FASB issued SFAS No. 145—"Rescission of FASB Statements No.4, 44 and 62, Amendment of FASB No. 13 and Technical Corrections". SFAS No. 145 requires, in most cases, gains and losses on extinguishments of debt to be classified as income or loss from continuing operations, rather than extraordinary items. The statement was effective for fiscal years after May 15, 2002.

Investment in SSCC

        Prior to the acquisition of JSG on September 3, 2002, the Group's main investment in the U.S. was in SSCC. At the time of the acquisition, JSG distributed to its shareholders by way of a share capital reduction its 29.3% interest in SSCC. In the period presented prior to the acquisition SSCC was an associate of which JSG owned approximately 29.3%. For the period presented prior to the acquisition, Group equity accounted for SSCC. For the periods after the acquisition, Group did not equity account for SSCC.

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

        Under US GAAP for each of the periods presented, Mexico, Colombia, Argentina and Venezuela would not be regarded as hyper-inflationary and the Mexican Peso, the Colombian Peso, the Argentinean Peso and the Bolivar respectively would have been used as the functional currency. The application of US GAAP has no material effect on the reported net income of these subsidiaries.

Stock based employee compensation expense

        SFAS No. 123—"Accounting for Stock Based Compensation encourages", but does not require, compensation expense for employee stock options to be measured based on their fair value at the date of grant, determined using option valuation models. Successor has elected to continue to account for stock based employee compensation in accordance with APB Opinion No. 25—"Accounting for Stock Issued to Employees" ("APB 25") and related interpretations and to provide the pro forma information required by SFAS No. 123.

        Predecessor operated variable option plans. As the options did not vest until certain targets were achieved, the number of shares which could be acquired by employees was not fully determinable until after the date of grant. In accordance with Urgent Issues Task Force abstract 17—"Employee Share Schemes" ("UITF 17"), under Irish GAAP predecessor"s employee options did not result in charges against income except to the extent that the market value of the shares at the date of grant exceeded the amount the employee must pay to exercise the option.

        Under US GAAP, following the measurement principles of APB 25, compensation expense would be accrued and booked to income over the vesting period. The vesting period commences when it becomes probable that the underlying targets attaching to the options will be achieved and the number of shares will be known and ends with the date when the granting of the shares is not contingent upon the performance of additional services or other conditions. Compensation expense would be booked on a period by period basis to reflect the difference between the price an employee must pay to acquire the shares underlying the option and the market price of the shares, at the end of each accounting period until the final vesting date.

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

        Under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", all derivative instruments are recognized on the balance sheet at their fair values. Changes in fair value are either recognized periodically in income or in shareholders' equity as a component of comprehensive income depending on whether the derivative qualifies for hedge accounting in accordance with the requirements of SFAS No. 133, and if so, whether it qualifies as a fair value hedge or cash flow hedge. Changes in fair value of derivatives accounted for as fair value hedges are recorded in income along with the corresponding portions of the changes in the fair value of the hedged items, to the extent they are effective as hedges. Changes in fair value of derivatives accounted for as cash flow hedges, to the extent they are effective as hedges, are recorded in other comprehensive income net of deferred taxes. Changes in fair values of derivatives not qualifying as hedges are reported in net income.

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

        Under US GAAP, SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" establishes a single accounting model for long-lived assets to be disposed of by sale consistent with the fundamental provisions of SFAS No. 121. While it supersedes portions of APB Opinion 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", it retains the discontinued operations presentation, yet it broadens that presentation to include a component of an entity (rather than a segment of a business). However, discontinued operations are no longer recorded at net realizable value and future operating losses are no longer recognized before they occur. Under SFAS No. 144, it is no longer necessary to allocate goodwill to long-lived assets and then perform impairment testing. Furthermore, it has been stipulated that in situations where it is expected that certain flows of capital will be accumulated in areas subject to impairment testing, these can be calculated on the basis of a probability-weighted cash flow estimate. SFAS No. 144 also establishes criteria for determining when an asset should be treated as held for sale.

        SFAS No. 144 was effective for the fiscal years beginning after December 15, 2001. Accordingly, the Group adopted SFAS No. 144 as of January 1, 2002. The adoption of SFAS No. 144 did not have a material impact on the Group's financial position, results of operations or cash flows.

Restructuring and integration costs

        The rules for recognizing restructuring and integration costs in the statement of income are generally consistent between Irish and US GAAP. However, under Irish GAAP, on the acquisition of a business, costs in connection with restructuring would not be recorded in purchase accounting but would be expensed as incurred post acquisition. Under US GAAP, a purchase accounting liability would be recorded for qualifying costs and goodwill increased if the requirements of EITF Issue 95-3—"Recognition of Liabilities in connection with a Purchase Business Combination", are satisfied.

Purchase price allocation

        Under Irish GAAP the entire excess purchase price is allocated to goodwill. Under US GAAP, the excess purchase price over the fair value of the net tangible assets acquired would first be allocated to identifiable intangible assets based on their estimated fair values, with the remainder being allocated to goodwill.

Leveraged buyout transactions

        Under US GAAP, because of the application of the EITF issue 88-16, "Basis in Leveraged Buyout Transactions", only partial purchase accounting applied to the acquisition of JSG. The approximate 8% rollover investment by senior management shareholders would be valued at their predecessor basis in JSG as opposed to the inherent new basis in successor. The primary effect of that adjustment was to reduce goodwill and shareholders' equity. Under Irish GAAP, no such adjustment is required.

Composition of JSG Funding Group—consolidation of companies sold to affiliates

        As part of the MDP acquisition, certain assets were transferred to newcos, wholly owned subsidiaries of JSL. The newcos borrowed €125 million which was lent to JSL to fund a €125 million capital contribution in JSG Funding. Under US GAAP, the newcos would be consolidated in JSG Acquisitions's financial statements, causing debt of JSG Acquisitions to increase and equity of JSG Acquisition to decrease. Even though JSG Acquisition under US GAAP would consolidate the newcos, JSG Acquisitions had no repayment obligations relating to the newco debt, which was recourse only to the assets of the newcos. The newcos facility was fully paid before December 31, 2003.

Inventory valuation—fair value

        Under Irish GAAP the fair value of inventory in an acquisition would be based either, on the current cost to the acquired entity of reproducing the inventory or on the historical cost of the inventory (including the interest cost of holding the inventory) where it is difficult to find replacement cost as replacement would be impossible. Under US GAAP, inventory would be valued at fair market value having regard to the intentions of the acquirer when identifying and allocating these fair values.

Long term receivables

        Under Irish GAAP, certain long term receivables are included in current assets. Under US GAAP, they are included in long term assets.

        The following is a summary of the significant adjustments to income and shareholders' equity which would be required if US GAAP were to be applied instead of Irish GAAP.

Income

	Successor			Predecessor
	2004	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002
	€000	€000	€000	€000
Net (loss)/income reported in the consolidated statements of operations	(33,858)	(66,665)	2,125	95,422
Adjustments:
Goodwill amortization	37,925	33,817	10,087	5,984
Retirement benefits	(3,061)	(3,999)	1,738	7,403
Share of earnings of associates—SSCC	—	—	—	17,116
Deferred taxation	9,309	22,699	773	(15,717)
Stock based compensation expense	(330)	(493)	—	(17,699)
Inventory valuation—fair value	—	(5,264)	—	—
Management rollover investment	616	894	—	—
Financial instruments—fair value	(33,275)	(13,779)	61	3,464
Consolidation of companies sold to affiliates	(8,195)	(3,295)	(4,246)	—

	2,989	30,580	8,413	551

Net (loss)/income as adjusted to accord with US GAAP	€(30,869)	€(36,085)	€10,538	€95,973

Arising from:
Continuing operations	(69,957)	(59,538)	(14,361)	110,059
Extraordinary items (net of tax: September 2, 2002: €1,715,000)	—	—	—	(2,571)
Discontinued activities	39,088	23,453	24,899	(11,515)

Net (loss)/income available to ordinary shareholders as adjusted to accord with US GAAP	€(30,869)	€(36,085)	€10,538	€95,973

Comprehensive Income

	Successor			Predecessor
	2004	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002
	€000	€000	€000	€000
Net (loss)/income available to ordinary shareholders as adjusted to accord with US GAAP	(30,869)	(36,085)	10,538	95,973
Other comprehensive income/(loss):
Financial instruments—fair value	(19,365)	(1,757)	(4,534)	12,202
Unrealized foreign currency translation adjustments	31,500	91,196	16,900	(193,666)
Retirement benefits	(4,824)	6,533	3,773	(151,605)
Share of associates other comprehensive income/(loss):
Deferred hedge loss	—	—	—	1,605
Unrealized losses and foreign currency translation adjustments	—	—	—	2,889
Net loss reclassified into earnings	—	—	—	2,247

Comprehensive (loss)/income	€(23,558)	€59,887	€26,667	€(230,355)

        Net losses of €3,697,000 of the accumulated adjustments to comprehensive income in respect of the fair value of financial instruments are expected to be reclassified into earnings in the next twelve months. These instruments derive from gains and losses on derivatives hedging cash flows on forecasted transactions (the maximum period for which is two years) and on interest rate swaps qualifying as cash flow hedges.

Shareholders' Equity

	2004	2003
	€000	€000
Shareholders' equity as reported in the consolidated balance sheets	863,272	888,896
Adjustments:
Goodwill—Gross	137,538	137,127
—Aggregate amortization	81,695	43,770
Hyper-inflationary economies—property, plant and equipment
—Cost	140,133	91,200
—Aggregate depreciation	(63,141)	(38,996)
Hyper-inflationary economies—investments	3,013	2,239
Retirement benefits	(34,147)	(34,736)
Deferred taxation	(127,194)	(134,831)
Financial instruments—fair value	(48,741)	3,899
Minority share of US GAAP adjustments	(8,615)	(2,582)
Consolidate newcos	(125,000)	(125,000)
Rollover investment by JSG management	(75,574)	(76,190)
Shareholders' equity of companies sold to affiliates	(21,519)	(9,854)

	(141,552)	(143,954)

Shareholders' equity as adjusted to accord with US GAAP	€721,720	€744,942

Cumulative Other Comprehensive Income Amounts

	Currency Translation Adjustments	Financial Instruments (Losses)	Retirement Benefits	Total
	€000	€000	€000	€000
September 3, 2002	—	—	—	—
Movement from September 3, 2002 through December 31, 2002	16,900	(4,534)	3,773	16,139

Balance at December 31, 2002	16,900	(4,534)	3,773	16,139
Movement in the year	91,196	(1,757)	6,533	95,972

Balance at December 31, 2003	108,096	(6,291)	10,306	112,111
Movement in the year	31,500	(19,365)	(4,824)	7,311

Balance at December 31, 2004	€139,596	€(25,656)	€5,482	€119,422

Cash Flows

        The consolidated statement of cash flows prepared under Irish GAAP presents substantially the same information as that required under US GAAP by SFAS No. 95—"Statement of Cash Flows." This standard differs, however, with regard to the classification of items within the statements and as regards the definition of cash and cash equivalents. Under US GAAP, cash would not include bank overdrafts. The movements on such bank overdrafts are required to be included in financing activities under SFAS No. 95. Under US GAAP only short term investments with a maturity of three months or less at the date of acquisition are included in cash equivalents. Under Irish GAAP movements in short term investments are classified as management of liquid resources. Under Irish GAAP, cash flows are presented separately for operating activities, dividends received from associates, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and disposals, equity dividends paid, management of liquid resources and financing. US GAAP, however, requires only three categories of cash flow activity to be reported: operating, investing and financing.

        Cash flows from taxation and returns on investments and servicing of finance shown under Irish GAAP would be included as operating activities under US GAAP. Cash flows from capital expenditure, financial investment and acquisitions and disposals would be included as investing activities under US GAAP. The payment of dividends would be included as a financing activity under US GAAP. Under US GAAP, capitalized interest is treated as part of the cost of the asset to which it relates and is thus included as part of investing cash flows; under Irish GAAP all interest is treated as part of returns on investments and servicing of finance.

        The categories of cash flow activity under US GAAP are summarized as follows:

	Successor			Predecessor
	2004	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002
	€000	€000	€000	€000
Cash inflow from operating activities	318,827	334,868	173,736	206,485
Cash (outflow) on investing activities	(174,770)	(333,626)	(2,598,294)	(211,558)
Cash (outflow)/inflow from financing activities	(85,896)	11,039	2,431,620	(26,723)

Increase/(decrease) in cash and cash equivalents	58,161	12,281	7,062	(31,796)
Currency adjustment on cash and cash equivalents	(3,611)	(8,810)	(4,273)	(7,627)
Cash and cash equivalents at beginning of period	176,323	172,852	170,063	209,486

Cash and cash equivalents at end of period	€230,873	€176,323	€172,852	€170,063

Deferred taxation—additional information required by SFAS 109

        The analysis of the US GAAP deferred taxation liability required by SFAS 109 is as follows:

	2004	2003
	€000	€000
Deferred taxation liabilities:
Excess of book value over tax value of fixed assets	295,702	302,859
Other timing differences	83,526	101,069

	379,228	403,928

Deferred taxation assets:
Net operating loss carry forwards	(61,422)	(65,120)
Valuation allowances	29,631	49,546
Retirement benefits(1)	(45,679)	(93,690)
Other timing differences	(42,447)	(74,238)

	(119,917)	(183,502)

	€259,311	€220,426

Split as follows:
Current	(20,177)	(31,930)
Non current	279,488	252,356

	€259,311	€220,426

(1)
Retirement benefits includes €44,319,000 (2003: €91,231,000) in relation to deferred tax which has been recorded within "Pension liabilities" (note 24).

        Valuation allowances are set up for losses carried forward in those jurisdictions in which it is more likely than not that the losses carried forward will not be utilized to offset future taxable income or in which there is no deferred tax liability against which the related asset can be offset prior to expiry.

Share option schemes—additional information required by SFAS No. 123

        As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation" and amended by SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure," the Group has elected to account for shares to be issued under the Management Participation Agreement under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and adopt the disclosure only provisions of SFAS No. 123 and SFAS No. 148. Under SFAS No. 123, options are valued at the grant date using the Black-Scholes valuation model and compensation expenses are recognized ratably over the vesting period. Had compensation expenses been determined as prescribed by SFAS No. 123, the Group's net income for the period presented would have been as shown in the table below.

        Under Predecessor's 1987 Option Schemes, the 1999 Executive Share Option Plan and the 2000 United Kingdom Executive Approved Share Option Plan (the "Schemes"), selected employees of JSG and its subsidiaries were granted non-qualified options to acquire ordinary shares of JSG. The share options were exercisable at a price equal to the market price, as defined, of JSG's ordinary shares at the time of grant. The options became exercisable upon the occurrence of certain trigger events, as defined, within 10 years from the date of grant. The options were to expire not later than 10 years from the date of grant.

        Predecessor elected to follow APB 25 and related interpretations in accounting for its share options because the alternative fair value accounting provided for under SFAS No. 123 requires use of option valuation models that were not developed for use in valuing employee share options. SFAS No. 123 requires pro forma information regarding net income. This information has been determined as if JSG had accounted for those employee share options issued subsequent to December 31, 1994 under the fair value method of that statement. Due to the recognition of option expense over the vesting period, the pro forma net income information required by SFAS No. 123 is not likely to be representative of the effects on the reported pro forma net income for future years. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model.

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

	Successor			Predecessor
	2004	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002
	€000	€000	€000	€000
Net (loss)/income attributable to common shareholders under US GAAP
As reported	(30,869)	(36,085)	10,538	95,973
Add: Stock based employee compensation expense
included in reported net income, net of related tax effects	259	394	—	21,540
Deduct: Total stock based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(1,073)	(769)	—	(15,076)

Pro forma	€(31,683)	€(36,460)	€10,538	€102,437

        JSG's Performance Share Plan allowed participating executives to receive annual allocations that could result in the award of rights to acquire ordinary shares in JSG for a nominal consideration.

Awards were granted over a proportion of the shares over which an allocation was made to the extent that pre-set performance targets were achieved over a performance period of not less than four years.

        Under the Special Long Term Incentive Plans adopted in 2000, the Chairman & Chief Executive Officer, President & Chief Operations Officer and Chief Financial Officer each received an allocation that could result in the award of rights to acquire ordinary shares in JSG for a nominal consideration. Awards were granted over a proportion of the shares over which an allocation was made to the extent that pre-set performance targets were achieved over a performance period of three years.

        During 2000, JSG introduced save as you earn share option schemes for eligible employees in both Ireland (the "Irish SAYE Scheme") and the UK (the "UK SAYE Scheme"). Under these schemes, employees could opt to save fixed amounts on a regular basis, over a three-year, five-year or seven-year period, subject to a maximum monthly saving of €320 (Irish SAYE Scheme) or Stg£250 (UK SAYE Scheme). The participants could use the amounts saved plus interest earned to acquire shares under options granted by JSG at the start of the savings period.

        A summary of the Group's share options and related activity is as follows:

	Shares under option	Option Price Range	Weighted Average Exercise Price
Outstanding at December 31, 2001	76,084,708	€0.00–€2.62	€1.64
Exercised	(55,601,020)	€0.00–€2.62	€1.63
Cancelled	(20,483,688)	€0.00–€2.62	€1.66

Outstanding at September 2, 2002	—	—	—

        No options were outstanding at September 2, 2002. Successor had no options outstanding at December 31, 2002, December 31, 2003 or December 31, 2004.

Pension costs and termination indemnities—information required by SFAS No. 87 and SFAS No. 132

        The components of the defined benefit net pension expense for the Group's defined benefit plans, termination indemnities and post retirement healthcare defined benefit plans for the years ended December 31, 2004 and 2003 and the periods ended September 2, 2002 and December 31, 2002 under SFAS No. 87 amended by SFAS No. 132 are estimated to be as follows:

	Successor			Predecessor
	2004	2003	Sept. 3, 2002 through Dec. 31, 2002	Jan. 1, 2002 through Sept. 2, 2002
	€000	€000	€000	€000
Service cost	38,470	36,885	9,433	17,085
Interest cost	56,282	55,573	19,509	36,548
Expected return on plan assets	(40,627)	(39,669)	(15,455)	(37,950)
Amortization of unrecognized transition obligation or asset	—	—	(84)	(674)
Recognized gains and losses	61	4,118	(2,053)	(308)
Recognized prior service cost	57	655	1,226	607
Loss due to settlement or curtailment	(636)	—	64	516

	€53,607	€57,562	€12,640	€15,824

        The defined benefit net pension expense for 2004 and 2003 includes all of the Group's pension plans. Because of the difficulty in obtaining the information for 2002, the defined benefit net pension expense for 2002 includes only the Group's principal pension plans.

        The estimated fund status of the Group's defined benefit plans, termination indemnities and post retirement healthcare defined benefit schemes under SFAS No. 87 amended by SFAS No. 132 was as follows:

	2004	2003
	€000	€000
Change in benefit obligation
Benefit obligation at beginning of period	1,081,891	1,051,246
Service cost	38,470	36,885
Interest cost	56,282	55,573
Contributions by plan participants	7,908	7,455
Actuarial gains and losses	8,486	(10,996)
Benefits paid	(60,748)	(52,682)
Divestitures, curtailments or settlements	(542)	—
Plan amendments	(1,793)	655
Reclassification	2,291	—
Fair value adjustments	—	70,685
Acquisitions	—	133,967
Disposals	(101)	(159,426)
Currency adjustments	(8,872)	(51,471)

Benefit obligation at end of period	1,123,272	1,081,891

Change in plan assets
Fair value of plan assets at beginning of period	621,833	684,468
Actual return on assets	40,999	61,640
Contributions by employer	51,921	52,253
Contributions by plan participants	7,908	7,455
Benefits paid	(60,748)	(52,682)
Fair value adjustments	—	2,254
Acquisitions	—	830
Disposals	—	(99,812)
Currency adjustment	(6,808)	(34,573)

Fair value of plan assets at end of period	655,105	621,833

Funded status of the plans	(468,167)	(460,058)
Amounts available to be applied as an increase/(reduction) of future pension costs:
Unrecognized actuarial gains or losses	(13,162)	(21,218)
Unrecognized prior service cost	(1,680)	—
Minimum pension liability	(6,694)	—

(Accrued) pension costs	€(489,703)	€(481,276)

        The Group's postretirement healthcare defined benefit schemes are in the US and, up to the date of the asset swap, Canada. The estimated fund status of these schemes at December 31, 2004 were €2,245,000 (2003: €2,620,000).

        Plan assets less than projected benefit obligations include overfunded plans at December 31, 2004, nil (2003: €730,000) and underfunded plans at December 31, 2004 of €468,167,000 (2003: €460,788,000).

        The following assumptions were used to determine the defined benefit expense for the Group.

	2004	2003	2002
Weighted average assumed discount rate	5.5%	5.4%	5.9%
Weighted average rates of compensation increase	3.3%	3.2%	3.6%
Weighted average expected long term rates of return on plan assets	6.7%	6.5%	7.1%

        The calculation of the projected benefit obligation at December 31, 2004 assumed a discount rate of approximately 5.1% (2003: 5.5%).

        The assets of the plans are invested primarily in equities, fixed interest securities, insurance contracts and real estate.

        The weighted-average asset allocations at December 31, 2004 and 2003 by asset category of the defined benefit pension schemes is shown below:

	Plan assets
	Target Allocation	Percentage of Plan Assets at December 31,
		2004	2003
Equity securities	15–80%	49%	51%
Debt securities	20–85%	39%	38%
Real Estate	0–10%	6%	5%
Other	0–10%	6%	6%

Total		100%	100%

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

        The Group's expected return on assets of the defined benefit schemes is based on recommendations from the plan actuary, having considered anticipated future long term performance of individual asset classes. Consideration is also given to the appropriate asset allocation strategy, given the anticipated requirements of the plan to determine the average rate of return expected on the funds invested to provide for the pension plan benefits. While appropriate consideration is given to recent fund performance and historical returns, the assumption is primarily a long-term, prospective rate. Based on our most recent study, the expected long term return assumption effective January 1, 2005 will be 6.4%.

        The expected contributions to the defined benefit plans is anticipated to be €49,842,000 in the year ended December 31, 2005. The accumulated benefit obligation of all schemes at December 31, 2004 is €968,427,000.

        Expected future benefit payments for each of the next five fiscal years and in the aggregate for the five fiscal years thereafter are shown below:

Year	Benefit Payments
€000
2005	62,045
2006	63,445
2007	64,982
2008	66,533
2009	68,079
2010–2014	365,935

38 New Accounting Standards

        On December 17, 2003 the Financial Accounting Standards Board ("FASB") issued revised FASB Interpretation No. 46 ("FIN 46R"). FIN 46R delayed the effective date for variable interest entities created before February 1, 2003, with the exception of special-purpose entities, until the first fiscal year or interim period after December 15, 2003. As of January 1, 2004, we adopted FIN 46R. We performed a review to identify any variable interest entities on the adoption of FIN 46R. The adoption of FIN 46R did not have a material effect on our US GAAP reconciliations of net income and shareholders' equity.

        On January 12, 2004, the FASB issued Staff Position No. FAS 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" ("FSP 106-1"). The FSP 106-1 permits employers that sponsor post retirement benefit plans that provide prescription drug benefits to retirees to make a one-time election to defer accounting for any effects of the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (the "Medicare Act"). The Medicare Act only affects post retirement benefit plans of our employees based in the United States and is not expected to have a material effect on our results of operations or financial condition.

        In November 2004, the FASB issued SFAS No. 151, "Inventory Costs—An Amendment of ARB No. 43, Chapter 4." SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Among other provisions, the new rule requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal" as stated in ARB No. 43. Additionally, SFAS No. 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005 and is required to be adopted by us in the first quarter of fiscal 2006, beginning on January 1, 2006. We are currently evaluating the effect that the adoption of SFAS No. 151 will have on our consolidated results of operations and financial condition but we do not expect SFAS No. 151 to have a material impact.

        In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123R"), which replaces SFAS No. 123, "Accounting for Stock-Based Compensation," and supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first fiscal year beginning after June 15, 2005, with early adoption encouraged. The pro forma disclosures previously permitted under SFAS No. 123 no longer will be an alternative to financial statement recognition. Under SFAS No. 123R, we must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption. The transition methods include prospective and retroactive adoption options. Under the retroactive option, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The prospective method requires that compensation expense be recorded for all unvested stock options and restricted stock at the beginning of the first quarter of adoption of SFAS No. 123R, while the retroactive methods would record compensation expense for all unvested stock options and restricted stock beginning with the first period restated. We are evaluating the requirements of SFAS No. 123R and have not yet determined the method of adoption or the effect of adopting SFAS No. 123R, and we have not determined whether the adoption will result in amounts that are similar to the current pro forma disclosures under SFAS No. 123.

        In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets—An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions." SFAS No. 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, "Accounting for Nonmonetary Transactions," and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for the fiscal periods beginning after June 15, 2005 and is required to be adopted by us in the first quarter of fiscal 2006, beginning on January 1, 2006. We are currently evaluating the effect that the adoption of SFAS No. 153 will have on our consolidated results of operations and financial condition but we do not expect it to have a material impact.

39 Organizational Structure

        Each of JSG Packaging, JSG Holdings, JSL, JSG Funding, JSG Acquisitions and JSG are holding companies with no operations of their own. A listing of JSG's principal subsidiaries is set out below.

Subsidiaries	Principal Activities	Country of Incorporation	Holding %
Carton de Colombia, S.A. Apartado Aereo 219, Cali, Colombia	Manufacture of paperboard and packaging products	Colombia	70
Carton de Venezuela, S.A. Apartado Aereo 609, Caracas, Venezuela	Manufacture of paperboard and packaging products	Venezuela	88
Grupo Smurfit Mexico, S.A. de C.V. Jaime Balmes, No. 11 Torre D. 7 Piso, Col. Los Morales Polanco 11510, Mexico D.F., Mexico	Manufacture of paperboard and packaging products	Mexico	100
Nettingsdorfer Papierfabrik AG & Co KG A-4054 Nettingsdorf-Fabrik, Austria	Manufacture of containerboard and holding company for Austrian operations which manufacture corrugated board	Austria	100
Smurfit, S.A. Paque Saenz Pena 308—8th Floor, Buenos Aires, Argentina	Manufacture of paperboard and packaging products	Argentina	100
Smurfit Capital Funding Limited Beech Hill, Clonskeagh, Dublin 4, Ireland	Finance company	Ireland	100
Smurfit Deutschland GmbH & Co KG Tilsiter Strasse 144, 22047 Hamburg, Germany	Holding company for German operations which manufacture paperboard and packaging products	Germany	100
Smurfit International B.V. Fred Roeskestraat 123, 1076 EE Amsterdam, The Netherlands	Principal international holding company	The Netherlands	100
Smurfit International France S.A. 2 rue Goethe, 75116 Paris, France	Holding company for French operations whose activities are the manufacture of paperboard and packaging products	France	100

Smurfit Investments UK Limited Darlington Road, West Auckland, Bishop Auckland, Co. Durham DL14 9PE, United Kingdom	Holding company for UK operations whose principal activities are the manufacture of paperboard and packaging products	United Kingdom	100
Smurfit Ireland Limited Beech Hill, Clonskeagh, Dublin 4, Ireland	Manufacture of paperboard and packaging products and printing	Ireland	100
Smurfit Munksjö AB(1) Box 624, SE-551 18 Jönköping, Sweden	Holding company for operations in Sweden and other countries which manufacture specialty papers and packaging products	Sweden	100
Smurfit Nervion, S.A. B Arriandi s/n, 48215 lurreta, Vizcaya, Spain	Manufacture of sack paper and holding company for Spanish, Portuguese and sack converting operations whose principal activities are the manufacture of paperboard, packaging and paper sack products	Spain	99
Smurfit SISA, S.p.A Strada Serravalle 30, 15067 Novi Ligure (AL), Italy	Manufacture of paperboard and packaging products	Italy	90

(1)
Sold subsequent to the year end.

Schedule II

JSG Funding plc and Subsidiary Companies
Valuation and Qualifying Accounts

Description

	Acquired on September 3, 2002	Additions charged to costs and expenses	Exchange differences	Acquisitions and Deductions	Balance at end of year
	€000	€000	€000	€000	€000
Period from September 3, 2002 through December 31, 2002
Provision for bad and doubtful debts	€41,812	€1,430	€(585)	—	€42,657
	Balance at beginning of year	Additions charged to costs and expenses	Exchange differences	Acquisitions and Deductions	Balance at end of year
	€000	€000	€000	€000	€000
Year ended December 31, 2003
Provision for bad and doubtful debts	€42,657	€10,493	€(1,408)	€3,098	€54,840
	Balance at beginning of year	Additions charged to costs and expenses	Exchange differences	Acquisitions and Deductions	Balance at end of Year
	€000	€000	€000	€000	€000
Year ended December 31, 2004
Provision for bad and doubtful debts	€54,840	€4,048	€(385)	€(5,593)	€52,910

S-1

Schedule II

JSG Acquisitions and Subsidiary Companies
Valuation and Qualifying Accounts

Description

	Acquired on September 3, 2002	Additions charged to costs and expenses	Exchange differences	Acquisitions and Deductions	Balance at end of year
	€000	€000	€000	€000	€000
Period from September 3, 2002 through December 31, 2002
Provision for bad and doubtful debts	€41,812	€1,430	€(585)	—	€42,657
	Balance at beginning of year	Additions charged to costs and expenses	Exchange differences	Acquisitions and Deductions	Balance at end of year
	€000	€000	€000	€000	€000
Year ended December 31, 2003
Provision for bad and doubtful debts	€42,657	€10,493	€(1,408)	€3,098	€54,840
	Balance at beginning of year	Additions charged to costs and expenses	Exchange differences	Acquisitions and Deductions	Balance at end of year
	€000	€000	€000	€000	€000
Year ended December 31, 2004
Provision for bad and doubtful debts	€54,840	€4,048	€(385)	€(5,593)	€52,910

S-2

QuickLinks

TABLE OF CONTENTS
  Item 1. Identity of Directors, Senior Management and Advisers
  Item 2. Offer Statistics and Expected Timetable
  Item 3. Key Information
RISK FACTORS
  Item 4. Information on the Company
  Item 5. Operating and Financial Review and Prospects
Free-on-board OCC Price per Metric Ton
  Item 6. Directors, Senior Management and Employees
  Item 7. Major Shareholders and Related Party Transactions
  Item 8. Financial Information
  Item 9. The Offer and Listing
  Item 10. Additional Information
  Item 11. Quantitative and Qualitative Disclosures About Market Risk
Free-on-Board OCC Price per Metric Ton
  Item 12. Description of Securities Other Than Equity Securities
  Item 13. Defaults, Dividends Arrearages and Delinquencies
  Item 14. Material Modifications to Rights of Security Holders and Use of Proceeds
  Item 15. Controls and Procedures
  Item 16. Reserved
  Item 16A. Audit Committee Financial Expert
  Item 16B. Code of Ethics
  Item 16C. Principal Accountant Fees and Services
  Item 16D. Exemptions from the Listing Standards for Audit Committees
  Item 16E. Purchases of Equity Securities by the Issuer
  Item 17. Financial Statements
  Item 18. Financial Statements
  Item 19. Exhibits
INDEX TO FINANCIAL STATEMENTS
JSG Funding plc and Subsidiary Companies Report of Independent Registered Public Accounting Firm
JSG Funding plc and Subsidiary Companies Consolidated Statements of Operations
JSG Funding plc and Subsidiary Companies Consolidated Statements of Total Recognized Gains and Losses
JSG Funding plc and Subsidiary Companies Consolidated Balance Sheets
JSG Funding plc and Subsidiary Companies Consolidated Statements of Changes in Shareholder's Equity
JSG Funding plc and Subsidiary Companies Consolidated Financial Statements of Cash Flows
JSG Funding plc and Subsidiary Companies Notes to the Consolidated Financial Statements
JSG Acquisitions and Subsidiary Companies Report of Independent Registered Public Accounting Firm
JSG Acquisitions and Subsidiary Companies Consolidated Statements of Operations
JSG Acquisitions and Subsidiary Companies Consolidated Statements of Total Recognized Gains and Losses
Note of Historical Cost Profits and Losses
JSG Acquisitions and Subsidiary Companies Consolidated Balance Sheets
JSG Acquisitions and Subsidiary Companies Consolidated Statements of Changes in Shareholders' Equity
JSG Acquisitions and Subsidiary Companies Consolidated Financial Statements of Cash Flows
JSG Acquisitions and Subsidiary Companies Notes to the Consolidated Financial Statements
  Schedule II
  Schedule II