Form 20-F/A
period 2005-12-31
SMURFIT KAPPA FUNDING PLC; SMURFIT KAPPA ACQUISITIONS
filed 2006-11-24
CIK 1207316, 1175423

JSG Funding plc

Form 20-F/A

2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1 to

FORM 20-F

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

Commission file number 333-125371

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

10 1/8% Senior Notes due 2012

9 5/8% Senior Notes due 2012

7.75% Senior Subordinated Notes due 2015

Indicate the number of outstanding shares of each of the JSG Funding’s classes of capital or common stock as of December 31, 2005: Ordinary Shares of €0.001 each 40,000,000.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes    ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes    ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes    ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

☐ Large accelerated filer   ☐ Accelerated filer   ☒ Non-accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes    ☒ No

Explanatory Note

This Amendment No.1 on Form 20-F/A (this “Amendment”) amends Items 3, 15, 18 and 19 of the annual report on Form 20-F for the fiscal year ended December 31, 2005, filed on May 1, 2006.  Each of Smurfit Kappa Funding plc (formerly known as JSG Funding plc) and Smurfit Kappa Acquisitions (formerly known as JSG Acquisitions) has filed this Amendment to reflect the Restatement of U.S. GAAP financial information for each of the three years in the period ended December 31, 2005 as presented in Note 35 (Differences Between Accounting Principles Generally Accepted in Ireland and in the United States) to the consolidated financial statements included in the Form 20-F. This Amendment reflects push-down accounting under U.S. GAAP in respect of an €89 million subordinated promissory note issued by Smurfit Kappa Group Limited, primarily to Kappa’s former shareholders, as part of the acquisition of Kappa Holding B.V. (“Kappa”) on December 1, 2005. This amendment also reflects the restatement of translation gains and losses originally recorded in other comprehensive income to net income. These gains and losses arise on US$ 545 million of the senior notes 9.625% due 2012. The Group has also restated shareholders’ equity presented in accordance with US GAAP to correct certain clerical errors in relation to the fair value adjustments arising on the acquisition of Kappa. These changes had no effect on the Group’s financial statements and related notes prepared in accordance with Irish GAAP. This Amendment also addresses management’s re-evaluation of disclosure controls and procedures resulting from the US GAAP restatements. Other than as expressly set forth above, this Amendment does not, and does not purport to, amend, update or restate the information in any other item of the Form 20-F filed on May 1, 2006 or reflect any events that have occurred after the Form 20-F was filed on May 1, 2006.  Therefore, you should read this Amendment together with our Quarterly Information Packages on Form 6-K for the quarters ended March 31, 2006 and June 30, 2006, as well as the other documents that we have filed since December 31, 2005 with the Securities and Exchange Commission.  Information in such reports and documents supersedes certain information contained in this Amendment. This Amendment also includes (i) our auditors’ signature on updated Reports of Independent Registered Public Accounting Firm, and (ii) new certifications of our chief executive officer and chief financial officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934 and Section 906 of the Sarbanes-Oxley Act of 2002.

Introduction

In this annual report, unless the context otherwise requires:

•        “JSG Funding” refers to JSG Funding plc, a direct subsidiary of JSL and indirect owner of JSG and Kappa, and issuer of the 9 5/8% senior notes due 2012, the 10 1/8% senior notes due 2012 and the 7.75% senior subordinated notes due 2015;

•        “JSG Acquisitions” refers to JSG Acquisitions, a wholly-owned subsidiary of JSG Funding and guarantor of the 9 5/8% Senior Notes due 2012 and the 10 1/8% Senior Notes due 2012;

•        “JSL” refers to Jefferson Smurfit Group Limited;

•        “JSG” refers to Smurfit Packaging Corporation Ltd and its consolidated subsidiaries;

•        “SKGL” refers to Smurfit Kappa Group Limited (formerly known as JSG Packaging Limited (“JSG Packaging”), an Irish limited company which from February 6, 2004 became the ultimate parent;

•        “JSG Holdings” refers to JSG Holdings plc, a direct subsidiary of SKGL and from February 6, 2004, the indirect parent of JSG and from December 1, 2005, the indirect parent of Kappa;

•        “Kappa” refers to Kappa Holding B.V. and its consolidated subsidiaries;

•        “SSCC” refers to Smurfit-Stone Container Corporation; and

•        “SKG,” “Group”, “we,” “us,” and “our” and similar terms refer to the consolidated business of JSG Funding plc and all of its consolidated subsidiaries and its predecessors, including JSG and Kappa.

SKG’s 2005 results include 11 months of JSG and one month of Kappa and JSG combined. See Item 4 “Information on the Company—History and Development of the Company” for more information relating to the merger of JSG and Kappa and the acquisition of JSG by JSG Acquisitions.

This annual report on Form 20-F covers both JSG Funding and JSG Acquisitions. JSG Acquisitions is the wholly owned subsidiary of JSG Funding and guarantor of JSG Funding’s 10 1/8% Senior Notes due 2012 and the 9 5/8% Senior Notes due 2012. The operating earnings, net income and cash flows of both companies are almost identical. Although the interest expense of both are similar, JSG Funding has a greater third party interest cost while JSG Acquisitions has a substantial inter company interest expense payable to JSG Funding. This relates to the advance to JSG Acquisitions of the proceeds from the issuance of the senior notes, the subordinated notes and the senior subordinated notes by JSG Funding. The balance sheets of both companies are also substantially the same with the exception of the composition of their debt. The third party debt of JSG Funding is greater than that of JSG Acquisitions. However, JSG Acquisitions has substantial inter company debt due to JSG Funding relating to the advance of the proceeds of the senior notes, subordinated notes and senior subordinated notes offerings.

Presentation of our Financial Information

Unless otherwise indicated, financial information in this annual report has been prepared in accordance with generally accepted accounting principles in Ireland (“Irish GAAP”). Irish GAAP differs in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). For a discussion of the significant differences between Irish GAAP and U.S. GAAP as they apply to JSG Funding, see note 35 to the historical audited consolidated financial statements included elsewhere in this annual report.

The financial statements in this annual report do not comprise ‘full group accounts’ within the meaning of Regulation 40(1) of the European Communities (Companies: Group Accounts) Regulations, 1992 of Ireland insofar as such group accounts would have to comply with the disclosure and other requirements of those Regulations. Full group accounts for JSL for the year ended December 31, 2003 and full group accounts for JSG Packaging (now known as SKGL) for the year ended December 31, 2004, have received unqualified audit reports and have been filed as appropriate with the Irish Registrar of Companies. Full group accounts for SKGL for the year ended December 31, 2005, will be filed with the Registrar in due course.

Exchange Rate Information

In this annual report: (1) “IR£” or “Irish punt” refers to the former currency of Ireland; (2) “€” or “euro” refers to the single currency of the participating Member States in the Third Stage of European Economic and Monetary Union of the Treaty Establishing the European Community, as amended from time to time; (3) “$” or “U.S. dollars” refers to the lawful currency of the United States of America; (4) “£” or “sterling” refers to the lawful currency of the United Kingdom; and (5) “SEK” or “Swedish Krona” refers to the lawful currency of Sweden.

Ireland is a participant in the European Monetary Union. In accordance with the Maastricht Treaty, the euro was launched as the single European currency on January 1, 1999. Upon the launch of the euro, the exchange rate for the Irish punt was irrevocably fixed at IR£0.787564 = €1.00, and on January 1, 2002, the Irish punt was replaced by the euro. The following tables show for the period from January 1, 2001 through December 31, 2005, the period-end, average, high and low Noon Buying Rates in the City of New York for cable transfers of euro as certified for customs purposes by the Federal Reserve Bank of New York expressed as U.S. dollars per €1.00, which we refer to as the “Noon Buying Rate.”

	U.S. dollar/euro Exchange Rates
	At and for the Years Ended December 31,
	2001	2002	2003	2004	2005
Exchange rate at end of period	0.8822	1.0485	1.2597	1.3538	1.1842
Average exchange rate during period(1)	0.8909	0.9495	1.1412	1.2478	1.2400
Highest exchange rate during period	0.9535	1.0485	1.2597	1.3625	1.3476
Lowest exchange rate during period	0.8370	0.8594	1.0361	1.1801	1.1667

(1)          The average of the Noon Buying Rates on the last business day of each month during the applicable period.

	U.S. dollar/euro Exchange Rates
	At and for the Months Ended
	2005												2006
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Jan	Feb	Mar
Exchange rate at end of period	1.30	1.33	1.30	1.29	1.21	1.21	1.23	1.23	1.21	1.20	1.18	1.18	1.22	1.19	1.21
Average exchange rate during period	1.31	1.30	1.32	1.29	1.27	1.20	1.23	1.23	1.22	1.20	1.18	1.19	1.21	1.19	1.20
Highest exchange rate during period	1.35	1.33	1.35	1.31	1.23	1.22	1.24	1.24	1.25	1.21	1.21	1.20	1.23	1.21	1.22
Lowest exchange rate during period	1.30	1.28	1.28	1.28	1.20	1.19	1.21	1.21	1.20	1.19	1.17	1.17	1.20	1.19	1.19

On April 27, 2006, the Noon Buying Rate was €1.00=$1.2525.

Our inclusion of these exchange rates is not meant to suggest that the euro amounts actually represent such U.S. dollar amounts or that such amounts could have been converted into U.S. dollars at such rate or any other rate. In connection with the preparation of the group profit and loss account and the group cash flow statement, management uses average monthly exchange rates. In connection with the preparation of the group balance sheet, management uses the closing exchange rate at the balance sheet date. For a discussion of the impact of the exchange fluctuations on our financial condition and results of operations, see “Operating and Financial Review and Prospects.”

Market, Ranking And Other Data

The data included in this annual report regarding markets and ranking, including the size of certain markets and SKG’s position and the position of SKG’s competitors within these markets, are based on independent industry publications, reports from government agencies or other published industry sources and estimates based on SKG management’s knowledge and experience in the markets in which it operates. The estimates have been based on information obtained from SKG’s customers, distributors, suppliers, trade and business organizations and other contacts in the markets in which it operates. We believe these estimates to be accurate as of the date of this annual report. However, this information may prove to be inaccurate because of the method by which some of the data was obtained or because this information cannot always be verified with complete certainty due to the limits on availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in a survey of market size. All references to market positions of SKG set forth herein are based on a comparison of volumes sold.

Disclosure Regarding Forward-Looking Statements

This annual report includes forward-looking statements. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “intends,” “may,” “will” or “should” or, in each case, their negative, or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this annual report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth strategies and the industry in which we operate.

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

•        our ability to integrate the JSG operations with the Kappa operations successfully;

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

We urge you to read the sections of this annual report entitled Item 3 “Key Information—Risk Factors” and Item 4 “Information on the Company—Business Overview” for a more complete discussion of the factors that could affect our future performance and the industry in which we operate. In light of these risks, uncertainties and assumptions, the forward-looking events described in this annual report may not occur.

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

Item 3.        Key Information

Selected Historical Financial Data

The following table sets forth our selected historical financial data. The periods prior to and including September 2, 2002 reflect data of JSG, JSG Funding’s predecessor for financial accounting purposes. The periods beginning September 3, 2002 reflect data of JSG Funding and its consolidated subsidiaries after the acquisition of JSG. Because of the revaluation of certain assets and liabilities acquired and the increased level of debt as part of the acquisition of JSG, and their related impact on the financial data, the consolidated financial statements of JSG, JSG Funding’s predecessor for the periods prior to September 3, 2002, are not comparable to those of JSG Funding subsequent to that date.

We have derived the selected historical consolidated financial data for the period January 1, 2002 through September 2, 2002 and for the fiscal year ended December 31, 2001 from JSG’s audited consolidated financial statements, which are not included in this annual report. We have derived the selected historical consolidated financial data for the period from September 3, 2002 through December 31, 2002 from JSG Funding’s audited consolidated financial statements, which are not included in this annual report. We have derived the selected historical consolidated financial data for the years ended December 31, 2003, 2004 and 2005 from JSG Funding’s audited consolidated financial statements and the related notes included elsewhere in this annual report. The selected historical financial data set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with the discussion under the heading “Operating and Financial Review and Prospects,” and the historical consolidated financial statements of JSG Funding and accompanying notes included elsewhere in this annual report.

Unless otherwise indicated, this historical financial data has been prepared in accordance with Irish GAAP. Irish GAAP differs in certain significant respects from U.S. GAAP. For a discussion of the most significant differences between Irish GAAP and U.S. GAAP as they apply to JSG Funding, see note 35 to JSG Funding’s historical financial statements included elsewhere in this annual report.

	Predecessor		Successor
	Year Ended	Jan. 1, 2002 to	Sept. 3, 2002 to	Year Ended	Year Ended	Year Ended
	Dec. 31,	Sept. 2,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2001	2002	2002	2003	2004	2005(1)
Consolidated Statement of Income Data:
Irish GAAP unless stated otherwise
Net sales	€4,511,650	€3,134,080	€1,575,575	€4,746,315	€4,805,082	€4,437,329
Cost of sales	3,243,372	2,272,287	1,145,857	3,419,820	3,473,299	3,222,705
Impairment of property, plant and equipment	26,642	—	—	—	—	45,214
Gross profit	1,241,636	861,793	429,718	1,326,495	1,331,783	1,169,410
Net operating expenses	883,964	656,419	284,005	982,345	1,010,564	977,292
Reorganization and restructuring costs	23,763	12,484	11,978	35,006	39,430	25,090
Operating income subsidiaries— continuing	333,909	192,890	133,735	309,144	281,789	167,028
Share of associates’ operating income	242,212	117,473	7,224	12,155	12,611	7,287
Share of associates’ restructuring costs	(10,895)	(7,541)	—	—	—	—
Total operating income	€565,226	€302,822	€140,959	€321,299	€294,400	€174,315
Income on sale of operations subsidiaries—continuing	—	20,440	—	5,560	22,173	52,587
Interest income	23,053	10,286	5,230	11,631	8,335	10,730
Interest expense	(108,621)	(65,881)	(92,718)	(309,368)	(299,338)	(360,009)
Share of associates’ net interest	(154,654)	(74,387)	(386)	(2,062)	(1,301)	(1,336)
Other financial expense(2)	—	—	(10,775)	(15,266)	(15,718)	(13,259)
Income/(loss) before taxes and equity minority interests	325,004	193,280	42,310	11,794	8,551	(136,972)
Taxes on income, as reported	(137,565)	(77,889)	(31,395)	(62,354)	(26,973)	(21,561)
Income/(loss) before equity minority interests	187,439	115,391	10,915	(50,560)	(18,422)	(158,533)
Equity minority interests	(37,022)	(19,969)	(9,061)	(16,768)	(16,067)	(18,813)
Net income/(loss)	€150,417	€95,422	€1,854	€(67,328)	€(34,489)	€(177,346)
Net income/(loss) in accordance with US GAAP (Restated)(4)	€151,921	€95,973	€52,676	€79,306	€12,556	€(300,229)

	Predecessor		Successor
	Year Ended	Jan. 1, 2002 to	Sept. 3, 2002 to	Year Ended	Year Ended	Year Ended
	Dec. 31,	Sept. 2,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2001	2002	2002	2003	2004	2005(1)
Other Financial Data:
EBITDA:(3)	€572,673	€385,684	€215,621	€597,452	€591,370	€649,371
Depreciation, depletion and amortization expense	238,764	172,354	92,661	298,014	303,126	443,015
Net cash provided by (used in):
Operating activities	€584,492	€356,514	€271,698	€690,964	€640,929	€512,869
Capital expenditure and financial investment	(136,627)	(121,206)	(90,307)	(161,680)	(166,013)	(166,880)
Acquisitions and disposals	(42,431)	(297,064)	(2,516,819)	(180,546)	5,619	374,670
Financing activities	(128,032)	43,502	2,561,209	(7,421)	(123,548)	475,449
Capital expenditures	(177,213)	(119,620)	(91,139)	(207,518)	(206,466)	(192,434)
Balance Sheet Data (at end of period):
Cash at bank and in hand	€440,109	n/a	€184,331	€179,067	€248,033	€247,807
Property, plant and equipment	2,088,019	n/a	2,214,254	2,435,946	2,334,858	3,499,084
Total assets	5,936,617	n/a	5,842,608	5,816,927	5,768,077	9,375,777
Total long term debt and other long term liabilities	1,404,432	n/a	3,027,284	3,022,350	2,959,840	4,537,329
Shareholders’ equity	2,525,191	n/a	878,099	895,356	869,101	1,418,862
U.S. GAAP (Restated):(4)
Total assets	€5,913,972	n/a	€6,071,534	€5,880,648	€5,926,319	€9,630,288
Shareholders’ equity	2,685,847	n/a	691,685	666,278	634,016	776,935

(1)           The financial data reflects the combination of JSG and Kappa with effect from December 1, 2005, incorporating one month’s results for the combined business.

(2)           Other financial expense represents the difference between the expected return on pension scheme assets and the interest cost of pension scheme liabilities and is disclosed in accordance with FRS 17—“Retirement Benefits.”

(3)           EBITDA represents “operating income subsidiaries—continuing” plus “income on sale of operations subsidiaries—continuing” plus “depreciation, depletion and amortization” less “other financial expense”. EBITDA is included in this annual report because it is a basis upon which we assess our financial performance and debt service capabilities, and because certain covenants in our (and our subsidiaries’) borrowing arrangements are tied to similar measures. You should not consider EBITDA in isolation from or as a substitute for cash flows from operations, net income or other consolidated statement of operations or cash flow statement data prepared in accordance with Irish GAAP or U.S. GAAP or as a measure of a company’s profitability or liquidity. We understand that while EBITDA is frequently used by securities analysts, lenders and others in their evaluation of companies, EBITDA as used herein is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation. For example, EBITDA does not include income or expense relating to associates or equity minority interests.

(4)           The amounts as at December 31, 2005 and for the periods ended December 31, 2005, 2004, 2003 and 2002 have been restated as indicated in note 35 to the consolidated financial statements.

The following is a reconciliation of net income/(loss) to EBITDA:

	Predecessor		Successor
	Year Ended	Jan. 1, 2002 to	Sept. 3, 2002 to	Year Ended	Year Ended	Year Ended
	Dec. 31,	Sept. 2,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2001	2002	2002	2003	2004	2005
Net income/(loss) available to ordinary shareholders	€150,417	€95,422	€1,854	€(67,328)	€(34,489)	€(177,346)
Equity minority interests	37,022	19,969	9,061	16,768	16,067	18,813
Taxes on income	137,565	77,889	31,395	62,354	26,973	21,561
Share of associates income	(76,663)	(35,545)	(6,838)	(10,093)	(11,310)	(5,951)
Net interest expense	85,568	55,595	87,488	297,737	291,003	349,279
Depreciation, depletion and amortization expense	238,764	172,354	92,661	298,014	303,126	443,015
EBITDA	€572,673	€385,684	€215,621	€597,452	€591,370	€649,371

Item 15.                 Controls and Procedures

We maintain disclosure controls and procedures (as defined in Rules13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), that are designed to ensure that information we are required to disclose in reports that are filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms specified by the Securities and Exchange Commission and that such information is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

In accordance with regulations issued by the European Union and Irish law, certain companies are or will be required to prepare their financial statements in compliance with accounting standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). We intend to prepare financial statements in accordance with IFRS with effect from January 1, 2007.

In preparation for the adoption of IFRS, we employed third party consultants to assist in reviewing our accounting policies and practices and in the identification of differences between Irish GAAP and IFRS. We also considered the effect of IFRS adoption on our US GAAP reconciliation process as part of this review, due to the IASB and FASB projects for convergence of IFRS and US GAAP. As a result of this review management concluded that its US GAAP accounting treatment for net investment hedge accounting using a tandem currency debt instrument was not correct. In addition, management concluded that its US GAAP accounting treatment for parent company third party debt was not correct. Details of the restatements arising from this review are provided in Note 35 to the consolidated financial statements (Differences Between Accounting Principles Generally Accepted in Ireland and in the United States).

These changes had no effect on the Group’s financial statements and related notes prepared in accordance with Irish GAAP. Management, including the Chief Executive Officer and Chief Financial Officer, re-evaluated our disclosure controls and procedures in respect of the period covered by this report. Arising from the restated items above, management has determined that our US GAAP disclosure controls and procedures at the end of the period were not effective in enabling us to meet our Exchange Act reporting obligations. Management has not identified any other control issues that would have led them to conclude that the Group's disclosure controls and procedures were not effective for the period covered by this annual report.

We are in the process of implementing improved US GAAP accounting procedures and controls including the use of outside consultants to provide enhanced US GAAP technical expertise and additional training of accounting staff. We are also implementing enhancements to our procedures to ensure full compliance with all disclosure requirements. As previously reported, there were no changes in our internal controls over financial reporting that occurred during the period covered by this Form 20-F that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting. However we have subsequently begun to take the remedial actions described above.

The Group is currently engaged in a project to comply with Section 404 of the Sarbanes Oxley Act. The Group is not currently required to report on management's assessment of the effectiveness of the Group's internal controls over financial reporting and has not undertaken the kind of review of such controls that would be required in order to make such a report. However, management will be required to report on internal control over financial reporting when it files an annual report for a fiscal year ending on or after December 15, 2007. The Group’s Independent Registered Public Accounting Firms attestation report on internal control over financial reporting will be required when the Group files an annual report for a fiscal year ending on or after December 15, 2008.

Item 18.                 Financial Statements

The following financial statements and related schedules, together with the reports thereon of Ernst & Young and PricewaterhouseCoopers, are filed as part of this annual report.

Item 19.                 Exhibits

The following exhibits are filed as part of this annual report:

1.1	Memorandum and Articles of Association of JSG Funding plc (incorporated by reference to Exhibit 1.1 to the registrant’s annual report on Form 20-F (File No. 333-101456), filed on April 29, 2005).
2.1

Euro Indenture, dated January 31, 2005, among JSG Funding plc, Deutsche Bank Trust Company Americas, as Trustee, Registrar and Paying Agent, Deutsche Bank Luxembourg S.A., as Paying Agent and Transfer Agent and Deutsche Bank AG acting through its London Branch, as Principal Paying Agent and Transfer Agent, relating to the 7.75% euro senior subordinated notes (incorporated by reference to Exhibit 2.1 to the registrant’s annual report on Form 20-F (File No. 333-101456), filed on April 29, 2005).

2.2

Dollar Indenture, dated January 31, 2005, among JSG Funding plc, Deutsche Bank Trust Company Americas, as Trustee, Registrar and Paying Agent, and Deutsche Bank Luxembourg S.A., as Paying Agent and Transfer Agent, relating to the 7.75% dollar senior subordinated notes (incorporated by reference to Exhibit 2.2 to the registrant’s annual report on Form 20-F (File No. 333-101456), filed on April 29, 2005)

2.3

Euro Deposit and Custody Agreement, dated January 31, 2005, among JSG Funding plc, Deutsche Bank Trust Company Americas, as Book-Entry Depositary and Note Custodian, relating to the 7.75% euro senior subordinated notes (incorporated by reference to Exhibit 2.5 to the registrant’s annual report on Form 20-F (File No. 333-101456), filed on April 29, 2005)

2.4

Dollar Deposit and Custody Agreement, dated January 31, 2005, among JSG Funding plc, Deutsche Bank AG acting through its London Branch, as Book-Entry Depositary and Note Custodian, relating to the 7.75% dollar senior subordinated notes (incorporated by reference to Exhibit 2.6 to the registrant’s annual report on Form 20-F (File No. 333-101456), filed on April 29, 2005).

2.5

Euro Indenture, dated September 30, 2002, among MDP Acquisitions plc (now known as JSG Funding plc), MDCP Acquisitions I (now known as JSG Acquisitions), Deutsche Bank Trust Company Americas, as Trustee, Registrar and Paying Agent, Deutsche Bank Luxembourg S.A., as Paying Agent and Transfer Agent, and Deutsche Bank AG London, as Principal Paying Agent and Transfer Agent, relating to the euro senior notes issued on September 30, 2002 (incorporated by reference to Exhibit 4.3 to the registrant’s registration statement on Form F-4 (File No. 333-101456), filed on November 25, 2002).

2.6

Dollar Indenture, dated September 30, 2002, among MDP Acquisitions plc (now known as JSG Funding plc), MDCP Acquisitions I (now known as JSG Acquisitions), Deutsche Bank Trust Company Americas, as Trustee, Registrar and Paying Agent, and Deutsche Bank Luxembourg S.A., as Paying Agent and Transfer Agent, relating to the dollar senior notes issued on September 30, 2002 (incorporated by reference to Exhibit 4.4 to the registrant’s registration statement on Form F-4 (File No. 333-101456), filed on November 25, 2002).

2.7

Supplemental Indenture, dated February 14, 2003, among MDP Acquisitions plc (now known as JSG Funding plc), MDCP Acquisitions I (now known as JSG Acquisitions) and Deutsche Bank Trust Company Americas, as Trustee, relating to the euro senior notes (incorporated by reference to Exhibit 4.15 to the registrant’s registration statement on Form F-4 (File No. 333-104617), filed on April 17, 2003).

2.8

Supplemental Indenture, dated February 14, 2003, among MDP Acquisitions plc (now known as JSG Funding plc), MDCP Acquisitions I (now known as JSG Acquisitions), and Deutsche Bank Trust Company Americas, as Trustee, relating to the dollar senior notes (incorporated by reference to Exhibit 4.14 to the registrant’s registration statement on Form F-4/A (File No. 333-101456), filed on March 5, 2003).

2.9

Euro Deposit and Custody Agreement, dated September 30, 2002, between MDP Acquisitions plc (now known as JSG Funding plc) and Deutsche Bank AG London as the Euro Book-entry Depositary and the Euro Custodian, relating to the euro senior notes (incorporated by reference to Exhibit 4.5 to the registrant’s registration statement on Form F-4 (File No. 333-101456), filed on November 25, 2002).

2.10

Dollar Deposit and Custody Agreement, dated September 30, 2002, between MDP Acquisitions plc (now known as JSG Funding plc) and Deutsche Bank Trust Company Americas as the Dollar Book-entry Depositary and the Dollar Custodian, relating to the dollar senior notes (incorporated by reference to Exhibit 4.6 to the registrant’s registration statement on Form F-4 (File No. 333-101456), filed on November 25, 2002).

4.1

Share Purchase Agreement, dated November 23, 2005, among JSG Packaging Limited, JSG Acquisitions, Smurfit Kappa Feeder G.P. Limited (in its capacity as general partner of Smurfit Kappa Feeder L.P.), certain investment funds managed or advised by Cinven Limited and certain investment funds managed or advised by CVC Capital Partners Limited, which are the controlling shareholders of Kappa Holding B.V. (“Kappa”), and the other Kappa shareholders (incorporated by reference to Exhibit 1 to the registrant’s report of foreign private issuer on Form 6-K (File No. 333-101456), filed on December 6, 2005).

4.2

Purchase Agreement, dated January 12, 2005, among JSG Funding plc and Deutsche Bank AG London and Citigroup Global Markets Limited, as initial purchasers, relating to the 7.75% senior subordinated notes (incorporated by reference to the registrant’s report of foreign private issuer on Form 6-K (File No. 333-101456), filed on January 18, 2005).

4.3

Senior Credit Facility, dated November 30, 2005, among Jefferson Smurfit Group Limited, JSG Acquisitions, certain other subsidiaries of Jefferson Smurfit Group Limited as borrowers or guarantors, Deutsche Bank AG, London Branch, Citigroup Global Markets Limited, Credit Suisse First Boston International and JP Morgan PLC, as arrangers, certain lenders named therein, and Deutsche Bank AG, London Branch, as issuing bank, facility agent and security agent (incorporated by reference to Exhibit 2 to the registrant’s report of foreign private issuer on Form 6-K (File No. 333-101456), filed on December 6, 2005).

4.4

Bridge Facility dated September 10, 2002 by and among MDP Acquisitions plc (now known as JSG Funding plc), Deutsche Bank AG London, Merrill Lynch Capital Corporation, JPMorgan Chase Bank, Lehman Commercial Paper Inc. and ABN AMRO Bank N.V. (incorporated by reference to Exhibit 99(b)(2) to the Schedule TO/A filed by Jefferson Smurfit Group plc on September 16, 2002 (File No. 005-78329)).

4.5

Priority Agreement, dated November 30, 2005, among Jefferson Smurfit Group Limited, the companies named therein as obligors, the banks and financial institutions named therein as senior creditors, Deutsche Bank Trust Company Americas, as bond trustee, Adavale (Netherlands) B.V., as junior creditor, the banks and financial institutions named therein as hedging banks, and Deutsche Bank AG, London Branch, as senior agent and security agent (incorporated by reference to Exhibit 3 to the registrant’s report of foreign private issuer on Form 6-K (File No. 333-101456), filed on December 6, 2005).

4.6

Intercompany Loan Agreement, entered into on September 16, 2002, as amended September 27, 2002, between MDP Acquisitions plc (now known as JSG Funding plc) and MDCP Acquisitions I (now known as JSG Acquisitions) (incorporated by reference to Exhibit 10.5 of the registrant’s registration statement on Form F-4 (File No. 333-101456), filed on November 25, 2002).

4.7

Intercompany Loan Agreement, dated February 14, 2003, between MDP Acquisitions plc (now known as JSG Funding plc) and MDCP Acquisitions I (now known as JSG Acquisitions) (incorporated by reference to Exhibit 4.6 to the registrant’s annual report on Form 20-F (File No. 333-101456), filed on April 29, 2005).

4.8

Intercompany Loan Agreement, dated January 31, 2005, between JSG Funding plc, as Lender, and JSG Acquisitions, as Borrower (incorporated by reference to Exhibit 4.8 to the registrant’s annual report on Form 20-F (File No. 333-101456), filed on April 29, 2005).

4.9

Amended and Restated Management Equity Agreement dated as of December 1, 2005 among JSG Packaging Limited (now known as Smurfit Kappa Group Limited) and each of Gary McGann, Anthony P.J. Smurfit, Ian J. Curley and Sir Michael W.J. Smurfit.*

4.10

Registration Rights Agreement dated as of December 1, 2005 among Smurfit Kappa Group Limited, each of the MDCP co-investors, the CVC/Cinven Partnership and each of the other investors listed on the schedule thereto.*

4.11

Shareholders and Corporate Governance Agreement dated as of December 1, 2005 among Smurfit Kappa Group Limited, each of the MDCP co-investors, the CVC/Cinven Partnership and each of the investors listed on the schedule thereto.*

4.12

JSG Packaging Limited 2004 Management Equity Plan, adopted by the board of directors of JSG Packaging Ltd on February 6, 2004 (incorporated by reference to Exhibit 4.13 to the reigstrant’s annual report on Form 20-F (File No. 333-101456), filed on April 29, 2005).

4.13	Letter Agreement dated October 31, 2003 between Jefferson Smurfit Group Limited and Dr. Michael W.J. Smurfit.*
4.14	Letter Agreement dated October 31, 2003 between S.I. Holdings Limited and Dr. Michael W.J. Smurfit.*
4.15	Letter Agreement dated as of February 6, 2004 between JSG Packaging Limited (now known as Smurfit Kappa Group Limited), Jefferson Smurfit Group Limited and Anthony P.J. Smurifit.*
4.16	Letter Agreement dated as of February 6, 2004 between JSG Packaging Limited (now known as Smurfit Kappa Group Limited), Jefferson Smurfit Group Limited and Gary McGann.*
4.17	Letter Agreement dated as of February 6, 2004 between JSG Packaging Limited (now known as Smurfit Kappa Group Limited), Jefferson Smurfit Group Limited and Ian Curley.*
4.18	Directorship Agreement dated as of December 1, 2005 between JSC Packaging Limited (now known as Smurfit Kappa Group Limited) and Frits Beurskens.*
8.1	List of Subsidiaries.*
11.1	Code of Ethics (incorporated by reference to Exhibit 11.1 to the registrant’s annual report on Form 20-F (File No. 333-101456), filed on April 19, 2004).
12.1	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rules 13a-14(a) or 15d-14(a) of the Exchange Act.
13.1	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rules 13a-14(b) or 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

*       Previously filed.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

JSG FUNDING PLC
/s/ I. J. CURLEY
I. J. Curley
Chief Financial Officer
Date: November 24, 2006.

INDEX TO FINANCIAL STATEMENTS

JSG FUNDING

Audited Consolidated Financial Statements of JSG Funding plc and Subsidiary Companies as of December 31, 2005 and 2004 and for the years ended December 31, 2005, 2004 and 2003:

JSG ACQUISITIONS

Audited Consolidated Financial Statements of JSG Acquisitions and Subsidiary Companies as of December 31, 2005 and 2004 and for the years ended December 31, 2005, 2004 and 2003:

JSG Funding plc and Subsidiary Companies

Report of Independent Registered Public Accounting Firm

To the Board of Directors
JSG Funding plc

We have audited the accompanying consolidated balance sheets of JSG Funding plc and subsidiary companies (the “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of operations, total recognized gains and losses, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2005. Our audits also included the financial statement schedule listed in the Index at Item 18. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits. We did not audit the financial statements of Kappa Holding B.V., a wholly-owned subsidiary, which statements reflect total assets constituting 35.5% as of December 31, 2005 and total revenues constituting 4.5% for the year then ended of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Kappa Holding B.V., is based solely on the report of the other auditors.

We conducted our audits in accordance with International Standards on Auditing (UK and Ireland) and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of JSG Funding plc and subsidiary companies at December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in Ireland, which differ in certain respects from U.S. generally accepted accounting principles (“U.S. GAAP”) (see Note 35 of the Notes to the Consolidated Financial Statements). Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 35 of the Notes to the Consolidated Financial Statements, certain amounts reported in accordance with generally accepted accounting principles in the United States have been restated.

/s/ Ernst & Young

Ernst & Young
Dublin, Ireland

April 30, 2006, except for Note 35 “U.S. GAAP Restatement Items”, as to which the date is November 24, 2006.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of JSG Funding plc

We have audited the combined balance sheet of Kappa Holding B.V. and its subsidiaries (the “Company”) as of December 31, 2005 and the related combined statement of operations, combined statement of cash flows, total recognized gains and losses and changes in shareholders’ equity for the one month ended December 31, 2005 (not presented separately herein). These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2005 and the results of its operations and cash flows for the one month ended December 31, 2005, in conformity with accounting principles generally accepted in Ireland.

Accounting principles generally accepted in Ireland vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 31 to the combined financial statements.

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers
Dublin, Ireland
April 30, 2006

JSG Funding plc and Subsidiary Companies
Consolidated Statements of Operations

	Note	2005	2004	2003
		€000	€000	€000
Net Sales	3
Continuing operations		4,212,514	4,278,439	4,146,061
Continuing operations—acquisitions		199,611	—	—
Discontinued operations		25,204	526,643	600,254
		4,437,329	4,805,082	4,746,315
Cost of sales		3,222,705	3,473,299	3,419,820
Impairment of property, plant and equipment	5	45,214	—	—
Gross profit		1,169,410	1,331,783	1,326,495
Net operating expenses	4	977,292	1,010,564	982,345
Reorganization and restructuring costs	5	25,090	39,430	35,006
Operating income subsidiaries
Continuing operations		174,297	226,029	243,675
Acquired operations		(5,425)	—	—
Discontinued operations		(1,844)	55,760	65,469
		167,028	281,789	309,144
Share of associates’ operating income		7,287	12,611	12,155
Total operating income		174,315	294,400	321,299
Income on sale of assets and businesses	5	52,587	22,173	5,560
Interest income		10,730	8,335	11,631
Interest expense	7	(255,351)	(293,641)	(309,368)
Loss from early extinguishment of debt	7	(104,658)	(5,697)	—
Other financial expense	24	(13,259)	(15,718)	(15,266)
Share of associates’ net interest		(1,336)	(1,301)	(2,062)
(Loss)/income before taxes and equity minority interests	8	(136,972)	8,551	11,794
Taxes on income	9	21,561	26,973	62,354
(Loss) before equity minority interests		(158,533)	(18,422)	(50,560)
Equity minority interests		18,813	16,067	16,768
Net (loss) for the year(1)		€(177,346)	€(34,489)	€(67,328)

(1)          A summary of the significant adjustments to net (loss) which would be required if accounting principles generally accepted in the United States had been applied instead of those generally accepted in Ireland is given in Note 35.

The Notes to the Consolidated Financial Statements are an integral part of these Financial Statements.

JSG Funding plc and Subsidiary Companies
Consolidated Statements of Total Recognized Gains and Losses

	2005	2004	2003
	€000	€000	€000
(Loss) / income for the year
Group	(179,515)	(38,433)	(71,927)
Associates	2,169	3,944	4,599
	(177,346)	(34,489)	(67,328)
Translation adjustments on foreign currency net investments
Group	5,529	15,222	58,982
Actuarial (loss) / gain recognized in retirement benefit schemes	(17,281)	(6,988)	25,603
Minority share of actuarial (loss)	(94)	—	—
Total recognized gains and losses
Group	(191,361)	(30,199)	12,658
Associates	2,169	3,944	4,599
	€(189,192)	€(26,255)	€17,257

Note of Historical Cost Profits and Losses

The results disclosed in the Consolidated Statements of Operations are not materially different to the results based on an unmodified historical basis.

The Notes to the Consolidated Financial Statements are an integral part of these Financial Statements.

 JSG Funding plc and Subsidiary Companies
Consolidated Balance Sheets

	Note	2005	2004
		€000	€000
Assets
Current assets
Cash	10	247,807	248,033
Restricted cash	10	755,575	—
Accounts receivable and prepayments	11	1,314,728	925,048
Assets held for sale and inter-company balances		54,404	—
Amounts due by affiliates		107	395
Amounts due by affiliates after more than one year		262,936	270,552
Inventories	12	663,131	452,166
Total current assets		3,298,688	1,896,194
Fixed assets
Investments	13	87,746	81,895
Property, plant and equipment	14	3,499,084	2,334,858
Intangible assets	15	2,490,259	1,455,130
Total fixed assets		6,077,089	3,871,883
Total assets		€9,375,777	€5,768,077
Liabilities, minority interests and shareholders’ equity
Current liabilities
Bank loans, overdrafts and other borrowing	19	103,777	104,841
Kappa bonds outstanding	19	755,575	—
Accounts payable and accrued liabilities	16	1,500,413	1,064,831
Total current liabilities		2,359,765	1,169,672
Non current liabilities
Long term debt and other long term liabilities	18	4,537,329	2,959,840
Amounts due to affiliates		10,876	7,372
Provisions for liabilities and charges	20	247,733	221,403
Pension liabilities	24	655,368	411,237
Capital grants deferred		14,460	14,260
Minority interests (equity interests)		131,384	115,192
Total liabitilites and minority interests		7,956,915	4,898,976
Shareholders equity(1)
Share capital		40	40
Other reserves	26	1,690,484	946,002
Retained deficit		(271,662)	(76,941)
Shareholders’ equity		1,418,862	869,101
Total liabilities, minority interests and shareholders’ equity		€9,375,777	€5,768,077

(1)          A summary of the significant adjustments to shareholders’ equity which would be required if accounting principles generally accepted in the United States had been applied instead of those generally accepted in Ireland is given in Note 35.

The Notes to the Consolidated Financial Statements are an integral part of these Financial Statements.

JSG Funding plc and Subsidiary Companies
Consolidated Statements of Changes in Shareholders’ Equity

	Share capital	Other reserves	Retained earnings	Total shareholders’ equity
	€000	€000(1)	€000	€000
Balance at December 31, 2002	40	871,798	6,261	878,099
Loss	—	—	(67,328)	(67,328)
Actuarial gain recognized in retirement benefit schemes	—	—	25,603	25,603
Currency translation adjustments	—	58,982	—	58,982
Balance at December 31, 2003	40	930,780	(35,464)	895,356
Loss	—	—	(34,489)	(34,489)
Actuarial loss recognized in retirement benefit schemes	—	—	(6,988)	(6,988)
Currency translation adjustments	—	15,222	—	15,222
Balance at December 31, 2004	40	946,002	(76,941)	869,101
Capital contribution	—	738,953	—	738,953
Loss	—	—	(177,346)	(177,346)
Actuarial loss recognized in retirement benefit schemes	—	—	(17,281)	(17,281)
Minority share of actuarial (loss)	—	—	(94)	(94)
Currency translation adjustments	—	5,529	—	5,529
Balance at December 31, 2005	€40	€1,690,484	€(271,662)	€1,418,862

(1)   See Note 26 for further detail.

The Notes to the Consolidated Financial Statements are an integral part of these Financial Statements.

JSG Funding plc and Subsidiary Companies
Consolidated Statements of Cash Flows

	Note	2005	2004	2003
		€000	€000	€000
Net cash flow from operating activities	27	512,869	640,929	690,964
Dividends received from associates		3,062	2,989	1,258
Returns on investments and servicing of finance
Interest received		10,730	8,370	11,689
Interest paid		(281,114)	(234,540)	(252,382)
Interest paid on finance leases		(1,138)	(1,962)	(2,164)
Other financial interest paid		(13,259)	(15,718)	(15,266)
Dividends to minority interests		(6,152)	(5,707)	(7,496)
Deferred debt issue costs		(98,055)	(5,814)	(7,558)
		(388,988)	(255,371)	(273,177)
Taxation
Irish corporation tax paid		(3,480)	(8,515)	2,616
Overseas tax paid		(39,274)	(50,249)	(61,589)
Overseas tax refunded		—	21,433	—
		(42,754)	(37,331)	(58,973)
Capital expenditure and financial investment
Purchase of tangible fixed assets		(192,434)	(206,466)	(207,518)
Less new finance leases		4,053	2,963	—
		(188,381)	(203,503)	(207,518)
Capital grants received		3,390	1,874	1,995
Purchase of other investments		(87)	(772)	(1,052)
Retirement of fixed assets	28	18,198	36,388	44,895
		(166,880)	(166,013)	(161,680)
Acquisitions and disposals
Purchase of subsidiaries and minorities	31	(205,532)	(2,731)	(102,081)
Deferred acquisition consideration		(1,520)	(2,390)	(54,773)
Business disposals		572,174	—	4,596
Receipts / (advances) from / to affiliates		9,899	11,934	(28,206)
Investments in and advances to associates		(351)	(1,194)	(82)
		374,670	5,619	(180,546)
Cash inflow before use of liquid resources and financing		291,979	190,822	17,846
Management of liquid resources		(789,791)	(16,989)	18,889
Financing
Issue of shares including minorities		5	27	—
Increase / (decrease) in term debt	29	475,449	(111,101)	(2,142)
Advances from affiliates		125	1,102	410
Capital elements of finance leases repaid		(4,812)	(13,576)	(5,689)
		470,767	(123,548)	(7,421)
(Decrease) / increase in cash	29	€(27,045)	€50,285	€29,314

The significant differences between the cash flow statement prepared under accounting principles generally accepted in the United States and that prepared under accounting principles generally accepted in Ireland are given in Note 35.

The Notes to the Consolidated Financial Statements are an integral part of these Financial Statements.

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements

1   Basis of Preparation

JSG Funding plc (“JSG Funding” or the “Group”) was incorporated on June 12, 2002. On October 2, 2002, JSG Acquisitions (“JSG Acquisitions”), a wholly owned subsidiary of JSG Funding acquired all of the ordinary shares of Jefferson Smurfit Group plc in a take private transaction. Prior to this acquisition, JSG Funding had no operations. As part of the acquisition Jefferson Smurfit Group plc distributed its 29.3% interest in Smurfit-Stone Container Corporation (‘SSCC’), its U.S. affiliate, to its shareholders.

On March 31, 2003 the Group completed the acquisition of SSCC’s European Packaging assets. In this transaction, which we refer to as the “SSCC Asset Swap”, JSG Funding exchanged its 50% ownership in Smurfit MBI, Canada and approximately €185 million in cash for SSCC’s European assets.

On March 1, 2005 the Group completed the sale of our Munksjö specialty paper business for approximately €450 million. On May 18, 2005 we completed the sale of our Munksjö tissue business for approximately €28 million. The proceeds from these disposals were used to pay down part of the term portion of our senior credit facility. Together, the operations sold had net sales of approximately €512 million for the year to December 31, 2004 (2003: €483 million).

On June 16, 2005 the Group completed the sale of The Kildare Hotel & Country Club (The K Club), additional land near The K Club and surplus land near our Dublin head office for €115 million to a company controlled by Sir Michael Smurfit. The proceeds from the sale were applied to debt reduction.

The Munksjö specialty businesses and The K Club together with Smurfit MBI, which was sold as part of the SSCC Asset Swap in 2003, are reported as discontinued operations in the Consolidated Statements of Operations.

On December 1, 2005 Smurfit Kappa Group Limited (“SKGL”), (formerly known as JSG Packaging Limited), the ultimate parent of JSG Funding, JSG Acquisitions and the shareholders of Kappa Holding BV (‘Kappa’) concluded an agreement resulting in a merger of the operations of both groups of companies. The merger was completed through the issue of shares by SKGL and the payment of consideration comprising cash of approximately €238 million and an €89 million subordinated promissory note, primarily to Kappa’s former shareholders. The ownership structure results in the existing shareholders of SKGL owning approximately 58.3% of the combination while Kappa’s existing shareholders own approximately 41.7%. The transaction involved financing the cash consideration and refinancing the entire existing Kappa Packaging debt and the existing JSG Acquisitions senior credit facility by way of a new senior credit facility. The merger required European Commission approval which was granted subject to the fulfilment of an agreed schedule of commitments to dispose of a number of businesses. The financial statements reflect the combination with effect from December 1, 2005 incorporating one month’s results for the enlarged business. The combination is accounted for as a purchase.

Under Irish GAAP fair value exercises are required to be completed as soon as practicable after the date of acquisition with the final fair value adjustments incorporated in the financial statements for the first full financial year following the acquisition. The fair value exercise relating to the acquisition of Kappa is preliminary. The significant adjustments expected were in respect of the fair value of land and buildings, plant and equipment, post retirement benefits, goodwill and deferred taxation. The actuarial valuations of the various post retirement plans have been substantially completed and we do not expect the vaulation result to be materially different from the figures included in the 2005 Form 20-F. We have also substantially completed the exercise in relation to land and buildings and plant and equipment, which has

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

1   Basis of Preparation—(continued)

resulted in an increase in fixed assets of €23 million. The acquisition of Kappa resulted in a net increase in goodwill of €1.2 billion.

2   Accounting Policies

(a) Basis of accounting:

The financial statements are prepared under the historical cost convention and in accordance with generally accepted accounting principles in Ireland (Irish GAAP). They are prepared and presented in euro (€). In preparing these financial statements, certain items have been included in order to comply with accounting presentation and disclosure requirements applicable in the United States in respect of foreign registrants. An explanation of the significant differences between Irish and US GAAP as they apply to the Group and a reconciliation to US GAAP are set out in Note 35. The financial statements do not constitute full group accounts within the meaning of Regulation 40(1) of the European Communities (Companies: Group Accounts) Regulations, 1992 of Ireland insofar as such group accounts would have to comply with all of the disclosure and other requirements of those Regulations. The auditors have made reports without qualification and without reference to an emphasis of matter under Section 193 of the Companies Act, 1990, in respect of the consolidated financial statements for the years ended December 31, 2005 and 2004.

(b) Group consolidation:

The financial statements comprise a consolidation of the financial statements of JSG Funding and its subsidiaries. Associates are accounted for under the equity method of accounting. Where accounting policies followed by subsidiaries and associates differ significantly from those adopted for the purpose of the consolidated financial statements, appropriate adjustments are made in order to achieve a consistent basis of accounting. The results of subsidiaries acquired or sold are consolidated and the Group’s share of the results of associates are included for the periods from their effective date of acquisition until their effective date of sale.

(c) Net sales and revenue recognition:

Net sales consist of sales to third parties after trade discounts and exclude sales taxes. Revenue is recognized at the time products are delivered or services rendered to external customers.

(d) Goodwill and other intangible assets:

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

Other intangible assets, namely the value of the Kappa brand name, are stated at fair value and amortized over an estimated useful life of 10 years.

(e) Property, plant and equipment:

Property, plant and equipment is carried at cost less accumulated depreciation.

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

2   Accounting Policies—(continued)

(f) Depreciation:

Freehold and long leasehold land are not depreciated. Short leasehold land and buildings are depreciated over the remaining period of the lease, adjusted for estimated residual value. In the main, other tangible fixed assets are depreciated by equal annual installments over their estimated useful lives at the following rates:

Freehold and long leasehold buildings	1 - 5%
Fixtures and fittings	10 - 25%
Plant and machinery	3 - 33%
Motor vehicles	20 - 25%

(g) Timberlands:

The cost of acquiring, establishing and maintaining forestry plantations are classified as timberlands. Depletion of timberlands represents the charge to income relating to the timber extracted in the year.

(h) Leasing:

Assets acquired under finance leases are capitalized and included in property, plant and equipment and depreciated in accordance with Group depreciation policy. Payments under operating leases are expensed over the period of the lease.

(i) Inventory valuation:

Inventory is valued at the lower of cost on a first in first out basis or net realizable value. Cost includes direct costs plus applicable factory and other overheads. Net realizable value is the actual or estimated selling price less all applicable costs incurred or likely to be incurred in the realization of the selling price. Full provision is made for all damaged, deteriorated, obsolete and unusable materials.

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

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

2   Accounting Policies—(continued)

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

Interest rate swaps

The Group’s criteria for interest rate swaps are:

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

(l) Foreign Currencies:

Foreign currency transactions are translated at the rate of exchange ruling at the date of the transaction or, if hedged forward, at the rate of exchange under the related forward currency contract. Monetary assets and liabilities denominated in foreign currencies are translated at the closing rate or, if hedged forward, at the rate of exchange under the related forward currency contract. The resulting profits or losses are dealt with in the Consolidated Statements of Operations.

The balance sheets of subsidiaries are translated using the closing rate method. The statements of operations and cash flow statements are translated at average rates ruling for the relevant period. Resulting currency differences, together with those arising on hedging activities, are dealt with in reserves. The transactions of operations in hyper-inflationary economies are reported using a relatively stable currency as the functional currency. The translation gains and losses arising are recognized in the Consolidated Statements of Operations.

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

2   Accounting Policies—(continued)

(m) Post Retirement Benefits:

JSG Funding accounts for post retirement benefits in accordance with FRS 17—“Retirement Benefits”. FRS 17 applies to all types of benefits that an employer provides after employees have completed their service, including pensions and other post retirement benefits. The expected increase in the present value of scheme liabilities arising from employee service in the current or prior periods is charged against operating income. The expected returns on the schemes’ assets and the increase during the period in the present value of the schemes’ liabilities arising from the passage of time are included in the Consolidated Statements of Operations as “Other Financial Expense”. Differences between the expected and the actual return on plan assets, together with the effect of changes in the current or prior assumptions underlying the liabilities are recognized in the Consolidated Statements of Total Recognized Gains and Losses. Scheme assets are valued at fair value and scheme liabilities are measured using the projected unit credit method. Net scheme assets and liabilities, reduced by deferred tax amounts, are recorded on the Balance Sheets as a pension surplus or deficit as appropriate.

(n) Deferred taxation:

The Group provides deferred tax in accordance with FRS 19—“Deferred Tax”. Under this standard full provision is made for deferred tax arising from timing differences between the recognition of gains and losses in the financial statements and their recognition in tax computations. We have chosen not to discount deferred tax assets and liabilities.

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

3   Segmental Analyses

The Group is an integrated paper and board manufacturer and converter. The Group has identified reportable segments on a geographic basis. In Europe, the Group has two reportable segments: (1) Packaging and (2) Specialties. The Packaging segment is highly integrated. It includes a system of mills and plants that produces a full line of containerboard that is converted into corrugated containers. Our specialties segment, prior to the Munksjö Specialties disposal, was principally comprised of décor base paper, other specialty papers and graphicboard production. Additionally, there are central costs which represent corporate governance costs, including executive costs, and costs of the Group’s legal, company secretarial, pension administration, tax, treasury and controlling functions and other administrative costs.

Set out below are segmental analyses of sales (by source), income before taxes and equity minority interests, total assets, long lived assets, net operating assets, capital expenditure, depreciation, depletion and amortization expense and investments in equity method investees. Sales by destination are not

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

3   Segmental Analyses—(continued)

materially different from sales by source. The analysis of income includes the Group’s share of the income before exceptional items, interest and taxes of associates. A geographical analysis of employees can be found in Note 6 and of income taxes in Note 9.

Sales—third party (external net sales)

	2005	2004	2003
	€000	€000	€000
Packaging	3,117,403	3,093,484	2,972,383
Specialties	530,629	1,009,038	988,275
Europe	3,648,032	4,102,522	3,960,658
United States & Canada	—	—	104,355
Latin America	789,297	702,560	681,302
	€4,437,329	€4,805,082	€4,746,315

Third party sales in Ireland were: €189,244,000 for the year ended December 31, 2005; €196,346,000 for the year ended December 31, 2004 and €201,530,000 for the year ended December 31, 2003.

Sales—Group and third party

	2005	2004	2003
	€000	€000	€000
Packaging	4,338,640	4,255,869	3,969,405
Specialties	651,972	1,138,767	1,108,017
Europe	4,990,612	5,394,636	5,077,422
United States & Canada	—	—	104,355
Latin America	1,221,240	1,090,229	1,067,021
	€6,211,852	€6,484,865	€6,248,798

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

3   Segmental Analyses—(continued)

Income before taxes and equity minority interests

	2005	2004	2003
	€000	€000	€000
Packaging	129,461	152,000	206,446
Specialties	33,154	98,256	95,136
Associates	6,420	10,064	9,447
Europe	169,035	260,320	311,029
United States and Canada	—	—	7,775
Packaging	113,996	118,443	86,536
Associates	867	2,546	506
Latin America	114,863	120,989	87,042
Asia (Associates)	—	—	2,202
Unallocated centre costs	(23,335)	(25,272)	(22,461)
Income before intangible amortization, interest and exceptional items	260,563	356,037	385,587
Amortization of intangible assets	(29,203)	(37,925)	(44,548)
Group net interest	(244,621)	(285,306)	(297,737)
Loss from early extinguishment of debt	(104,658)	(5,697)	—
Share of associates’ net interest	(1,336)	(1,301)	(2,062)
(Loss)/income before exceptional items	(119,255)	25,808	41,240
Reorganization and restructuring costs	(25,090)	(39,430)	(35,006)
Impairment of property, plant and equipment	(45,214)	—	—
Income on sale of assets and businesses	52,587	22,173	5,560
	€(136,972)	€8,551	€11,794

Total assets

	2005	2004
	€000	€000
Packaging	5,065,437	2,404,855
Specialties	654,357	805,023
Europe	5,719,794	3,209,878
Latin America	774,708	669,743
Group centre	127,973	162,379
	6,622,475	4,042,000
Intangible assets	2,490,259	1,455,130
Amounts due by affiliates	263,043	270,947
	€9,375,777	€5,768,077

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

3   Segmental Analyses—(continued)

Long lived assets

	2005	2004
	€000	€000
Packaging	2,647,603	1,403,645
Specialties	375,213	512,959
Europe	3,022,816	1,916,604
Latin America	475,323	413,257
Group centre	945	4,997
	3,499,084	2,334,858
Intangible assets	2,490,259	1,455,130
	€5,989,343	€3,789,988

Long lived assets in Ireland were €82,952,000 and €203,058,000 at December 31, 2005 and 2004 respectively.

Net operating assets

	2005	2004
	€000	€000
Packaging	3,091,799	1,630,279
Specialities	479,235	624,296
Europe	3,571,034	2,254,575
Latin America	627,697	520,224
Group centre	(69,969)	(12,152)
Net operating assets	4,128,762	2,762,647
Intangible assets	2,490,259	1,455,130
Amounts due by affiliates	263,043	269,793
Unallocated net liabilities	(5,463,202)	(3,618,469)
Shareholders’ equity	€1,418,862	€869,101

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

3   Segmental Analyses—(continued)

A reconciliation of net operating assets above to shareholders’ equity is as follows:

	2005	2004
	€000	€000
Per segmental analysis of net operating assets	4,128,762	2,762,647
Intangible assets	2,490,259	1,455,130
Amounts due by affiliates	263,043	269,793
Unallocated assets	2,753,302	1,724,923
Net borrowing	(4,506,742)	(2,895,346)
Deferred debt issuance costs	132,860	91,628
Amounts due to affiliates	(10,876)	(7,372)
Corporation tax	(20,410)	(42,147)
Capital lease creditors	(23,549)	(17,400)
Provisions for liabilities and charges	(247,733)	(221,403)
Pension liabilities	(655,368)	(411,237)
Minority interests (equity interests)	(131,384)	(115,192)
Unallocated net liabilities	(5,463,202)	(3,618,469)
Shareholders’ equity	€1,418,862	€869,101

Total assets comprise fixed assets and current assets. Long lived assets comprise property, plant and equipment and intangible assets. Net operating assets comprise total assets less total liabilities but excluding all assets and liabilities of a financing nature.

Capital expenditure

	2005	2004	2003
	€000	€000	€000
Packaging	121,300	114,803	128,937
Specialities	28,296	54,565	46,902
Europe	149,596	169,368	175,839
United States and Canada	—	—	1,365
Latin America	42,432	36,689	30,308
Group centre	406	409	6
	€192,434	€206,466	€207,518

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

3   Segmental Analyses—(continued)

Depreciation, depletion and amortization expense

	2005	2004	2003
	€000	€000	€000
Packaging	177,587	178,218	163,753
Specialities	21,907	43,375	44,709
Europe	199,494	221,593	208,462
United States and Canada	—	—	2,244
Latin America	40,527	40,806	42,490
Group centre	155	218	270
Depreciation and depletion	240,176	262,617	253,466
Amortization of intangible assets(1)	29,203	37,925	44,548
	€269,379	€300,542	€298,014

(1)          2005 excludes goodwill written off of €128,422,000 in relation to businesses disposed
(2004: €2,586,000). These have been included within income on sale of assets and operations (Note 5).

Investments in equity method investees

	2005	2004
	€000	€000
Europe	62,264	60,051
Latin America	14,049	12,244
	€76,313	€72,295

4   Net Operating Expenses

	2005	2004	2003
	€000	€000	€000
Distribution costs	366,515	349,047	337,489
Administrative expenses	613,789	664,303	647,734
Other operating income	(3,012)	(2,786)	(2,878)
	€977,292	€1,010,564	€982,345

In 2003, a gain of €18 million on the sale of development land at The K Club was netted against administrative expenses.

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

5   Exceptional Items

	2005	2004	2003
	€000	€000	€000
Reorganization and restructuring costs	(25,090)	(39,430)	(35,006)
Income on sale of assets and operations	13,458	22,173	5,560
Income on sale of assets and operations—discontinued operations	39,129	—	—
Impairment of property, plant and equipment	(45,214)	—	—
	€(17,717)	€(17,257)	€(29,446)

The Group has recorded costs of €25,090,000 in 2005 representing reorganization and restructuring costs mainly in the European Packaging segment. This figure includes redundancy, closure and reorganization costs. The main closure costs relate to our Clonskeagh Mill in Ireland, which was permanently closed in the first quarter of 2005, and to our Gravelines corrugated plant and Cevennes corrugated plant in France, for which closures were announced in the final quarter of 2005. The related tax relief of €5,360,000 is included in Taxes on income.

The Group has also recorded costs of €45,214,000 primarily in the European Packaging segment representing provisions for impairment of property, plant and equipment. In measuring the value in use of the related assets a discount rate of 7.6% was applied to future cash flows.

The Group has reported a net gain of €52,587,000 in respect of the sale of assets and operations. The main profit was in relation to the sale of Munksjo in the first quarter of 2005, partially offset by a loss on the sale of our Tissues operation in the second quarter of 2005, in addition to the profit on the sale of The K Club in the second quarter of 2005. The related tax charge of €156,000 is included in Taxes on income.

In 2004, the Group recorded costs of €39,430,000 representing reorganization and restructuring costs mainly in the European Packaging segment. This figure included redundancy, closure and reorganization costs. The main closure costs related to our Cordoba mill in Spain, which was permanently closed in the third quarter of 2004, and to our Tamworth corrugated plant and Witham cartons plant in the United Kingdom, for which closures were announced in the final quarter of 2004. The related tax relief of €4,048,000 was included in Taxes on income.

The Group reported a gain of €22,173,000 in respect of the sale of the Botanic Road property in Dublin, the sale of surplus property in Italy and Spain and the disposal of our investment in Cartonnerie de Valois. The related tax charge of €1,939,000 was included in Taxes on income.

In 2003, the Group recorded costs of €35,006,000 representing reorganization and restructuring costs mainly in the European Packaging segment. This figure included redundancy, closure and reorganization costs. The main closure costs related to our Lestrem mill in France, which was permanently closed in October 2003. The related tax relief of €9,367,000 is included in Taxes on income.

The Group has reported a gain of €5,560,000 in respect of the disposal of its Maltese box plant and the sale of land at Orsenigo and Asti in Italy. The related tax charge of €2,086,000 is included in Taxes on income.

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

6   Employees and Remuneration

The average number of persons employed by the Group by geographical area in the financial year was:

	2005	2004	2003
Europe	21,384	22,931	22,348
United States and Canada	—	—	639
Latin America	7,828	7,440	7,318
	29,212	30,371	30,305

	2005	2004	2003
	€000	€000	€000
The staff costs comprise:
Wages and salaries	859,131	890,748	873,702
Social welfare	188,543	194,858	190,586
Pensions	66,204	71,623	73,200
	€1,113,878	€1,157,229	€1,137,488

7   Interest Expense

	2005	2004	2003
	€000	€000	€000
Interest payable and similar charges:
On bank loans and overdrafts
—repayable within 5 years, by installment	41,857	25,123	26,614
—repayable within 5 years, other than by installment	17,277	2,965	3,207
	59,134	28,088	29,821
On all other loans	196,217	265,553	279,547
	€255,351	€293,641	€309,368

The loss of €105 million from the early extinguishment of debt arose mainly as a result of our refinancing and debt reduction activities during 2005. The early pay down of the original PIK debt, following the February 2005 refinancing, resulted in the write-off of €14 million in debt issue and other costs as well as cash costs of €53 million, primarily the cash premium paid for early redemption. In addition, the Group wrote off debt issue costs of €10 million in respect of the debt repaid with the Munksjö proceeds.  The Group wrote off a further €4 million in respect of the debt repaid with The K Club proceeds and €24 million as a result of the early pay down of some debt in the former JSG as part of the financing of the merger with Kappa.

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

8   Income Before Taxes

	2005	2004	2003
	€000	€000	€000
Income before taxes is stated after charging / (crediting):
Depreciation, depletion and amortization expense	269,379	300,542	298,014
Auditors’ remuneration (including expenses)	4,472	4,073	3,675
Operating lease rentals plant and machinery	12,456	13,042	10,404
Operating lease rentals other	9,672	9,171	6,110
Loss / (gain) on foreign currency borrowing less deposits	1,174	(376)	6,401
Research and development costs	4,292	4,924	4,979
Government grants	(3,012)	(2,786)	(2,878)

Directors’ emoluments, including pension contributions amounted to €3,563,000 (2004: €4,894,000; 2003: €3,250,000)

The following amounts relating to acquired/discontinued operations are included in arriving at Cost of sales and Net operating expenses in the Consolidated Statements of Operations.

	2005	2004	2003
	€000	€000	€000
Cost of sales:
Acquired operations	158,358	—	—
Discontinued operations	22,737	398,061	468,553
Net operating expenses:
Acquired operations	45,452	—	—
Discontinued operations	4,311	72,822	66,232

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

9   Taxes on income

	2005	2004	2003
	€000	€000	€000
Current Taxation
Europe	18,801	(7,219)	32,463
United States and Canada	(5,378)	—	(686)
Latin America	25,556	26,975	25,547
	38,979	19,756	57,324
Deferred Taxation
Europe	(13,924)	3,354	4,769
United States and Canada	—	8	5
Latin America	(5,406)	1,257	(2,811)
	(19,330)	4,619	1,963
Taxes on income
Holding Company and subsidiaries	19,649	24,375	59,287
Share of associates	1,912	2,598	3,067
	€21,561	€26,973	€62,354
Deferred taxation arises as follows:
Capital allowances	788	3,873	1,068
Other	(20,118)	746	895
	€(19,330)	€4,619	€1,963

Current taxation represents corporation tax or its equivalent on the taxable income in each jurisdiction and unrelieved overseas tax on dividends. In 2005, unrelieved overseas tax on dividends amounted to €559,000 (2004: €486,000; 2003: €474,000). In 2005, the amount of current taxation relating to Ireland was €1,593,000 (2004: nil; 2003: a credit of €3,295,000). In 2005, the amount of deferred taxation relating to Ireland was a credit of €1,658,000 (2004: a credit of €3,630,000; 2003: a charge of €5,225,000).

The deferred taxation credit of €19,330,000 for 2005 includes a charge of €2,172,000 (2004: €635,000; 2003: €251,000) in respect of pensions. The balance of €21,502,000 (2004: €3,984,000; 2003: €1,712,000) is shown as a movement in the liability for Deferred Income Taxes.

The Group has availed of a reduced taxation rate of 10%, which applies to certain manufacturing and financial service operations in Ireland. This reduced rate expired at the end of 2005 for financial services operations and is due to expire for manufacturing operations at the end of 2010.

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

9   Taxes on income —(continued)

(Loss)/income before tax is analyzed as follows:

	2005	2004	2003
	€000	€000	€000
Ireland	(102,679)	(30,709)	(35,622)
Foreign	6,676	83,132	111,317
Associates	5,951	11,310	10,093
Unallocated amortization of intangible assets	(29,203)	(37,925)	(44,548)
Exceptional items (Note 5)	(17,717)	(17,257)	(29,446)
	€(136,972)	€8,551	€11,794

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

No deferred taxation is recognized on the unremitted earnings of overseas subsidiaries, joint venture and associates; as earnings are continually reinvested by the Group, no taxation is expected to be payable on them in the foreseeable future.

The following table relates the applicable Republic of Ireland statutory tax rate to the effective tax rate of the Group, obtained by computing the tax charge as a percentage of income before taxes and minority shareholders’ interest:

	2005	2004	2003
	%	%	%
Corporation tax at Irish statutory rate	12.5	12.5	12.5
Adjusted for:
Income subject to a higher rate of tax than Irish statutory rate	(21.6)	639.6	387.6
Expenditure not deductible for tax purposes	7.9	170.1	268.8
Tax losses (utilised)/unutilised	(4.4)	101.3	(139.1)
Adjustments to tax charge in respect of previous periods	(7.5)	(485.3)	2.8
Profits arising not subject to tax	(2.6)	(122.8)	(3.9)
	(15.7)	315.4	528.7

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

10   Net Borrowing

	2005	2004
	€000	€000
Cash at bank and in hand	247,807	248,033
Restricted cash	755,575	—
Total borrowing (Note 19)	5,510,124	3,143,379
	€4,506,742	€2,895,346

11   Accounts Receivable and Prepayments

	2005	2004
	€000	€000
Amounts falling due within one year:
Trade receivables	1,228,689	896,874
Less: Provision for bad and doubtful debts	45,831	52,910
	1,182,858	843,964
Amounts owed by associates	8,089	5,764
Other receivables	79,763	37,740
Prepayments and accrued income	28,748	31,317
	1,299,458	918,785
Amounts falling due after more than one year:
Other receivables	15,270	6,263
	€1,314,728	€925,048

12   Inventories

	2005	2004
	€000	€000
Raw materials	186,625	114,264
Work in progress	38,911	22,283
Finished goods	297,029	184,060
Other	140,566	131,559
	€663,131	€452,166

13   Investments

	2005	2004
	€000	€000
Associates (Note 13 (i))	76,313	72,295
Other investments (Note 13 (ii))	11,433	9,600
	€87,746	€81,895

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

13   Investments—(continued)

13   (i): Associates

	Share of net assets	Loans	Total
	€000	€000	€000
December 31, 2002	144,003	7,036	151,039
Fair value adjustment	(5,646)	—	(5,646)
Additions	4,089	—	4,089
Acquisitions	763	—	763
Retained earnings	4,603	—	4,603
Sales	(41,656)	—	(41,656)
Repayment	—	(6,728)	(6,728)
Reclassification on acquisition	(35,030)	—	(35,030)
Currency adjustment	(2,153)	4	(2,149)
December 31, 2003	68,973	312	69,285
Additions	441	—	441
Retained earnings	3,944	—	3,944
Sales	(124)	—	(124)
Reclassification	(414)	—	(414)
Currency adjustment	(837)	—	(837)
December 31, 2004	71,983	312	72,295
Additions	305	—	305
Acquisitions	2,643	—	2,643
Retained earnings	2,169	—	2,169
Sales	(873)	—	(873)
Reclassification	(1,899)	(145)	(2,044)
Currency adjustment	1,814	4	1,818
December 31, 2005	€76,142	€171	€76,313

We have one remaining significant associate—Duropack AG in Austria, of which we own 40%.

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

13   Investments—(continued)

13   (ii): Other Investments

	Listed* Cost	Unlisted Cost	Total
	€000	€000	€000
December 31, 2002	6,926	7,278	14,204
Additions	392	269	661
Acquisitions	19	2,834	2,853
Reclassification	38	(5,260)	(5,222)
Sales	(787)	(16)	(803)
Currency adjustment	(15)	(321)	(336)
December 31, 2003	6,573	4,784	11,357
Additions	231	541	772
Transfers	—	(14)	(14)
Reclassification	—	(1,426)	(1,426)
Sales	(509)	(465)	(974)
Currency adjustment	8	(123)	(115)
December 31, 2004	6,303	3,297	9,600
Additions	75	12	87
Acquisitions	—	890	890
Reclassification	—	921	921
Sales	(17)	(219)	(236)
Write off to statement of operations	—	(56)	(56)
Currency adjustment	—	227	227
December 31, 2005	€6,361	€5,072	€11,433

*                    Listed on a recognized stock exchange

Other investments are stated at cost. The market value of the listed investments at December 31, 2005 was €6,371,000 (2004: €6,304,000; 2003: €6,545,000).

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

14   Property, Plant and Equipment

	Land & Buildings		Plant and
	Freehold	Leasehold	Equipment	Total
	€000	€000	€000	€000
Cost
December 31, 2002	861,294	33,716	2,913,998	3,809,008
Fair value adjustment	97,459	—	97,670	195,129
Reclassification	8,404	(329)	(46,191)	(38,116)
Acquisitions	93,412	6,562	169,411	269,385
Additions	21,354	—	179,652	201,006
Businesses sold	—	—	(165,386)	(165,386)
Retirements	(16,217)	(302)	(82,874)	(99,393)
Currency adjustment	(47,025)	(1,494)	(153,406)	(201,925)
December 31, 2003	1,018,681	38,153	2,912,874	3,969,708
Fair value adjustment	—	—	1,195	1,195
Reclassification	8,849	(8,305)	(17,952)	(17,408)
Additions	27,076	2,950	167,634	197,660
Retirements	(10,567)	(2,726)	(66,863)	(80,156)
Currency adjustment	(14,254)	158	(44,416)	(58,512)
December 31, 2004	1,029,785	30,230	2,952,472	4,012,487
Fair value adjustment	40,438	—	(17,449)	22,989
Reclassification	21,567	(2,659)	(42,064)	(23,156)
Acquisitions	525,146	—	1,031,986	1,557,132
Additions	7,964	2,315	173,314	183,593
Businesses sold	(185,169)	(5,457)	(301,857)	(492,483)
Retirements	(30,506)	—	(146,029)	(176,535)
Currency adjustment	29,750	(288)	36,479	65,941
December 31, 2005	1,438,975	24,141	3,686,852	5,149,968
Depreciation
December 31, 2002	141,917	8,145	1,506,640	1,656,702
Reclassification	(1,159)	(92)	(43,525)	(44,776)
Charged	25,141	1,231	220,438	246,810
Businesses sold	—	—	(96,144)	(96,144)
Retirements	(4,494)	(316)	(72,059)	(76,869)
Currency adjustment	(9,542)	(84)	(91,825)	(101,451)
December 31, 2003	151,863	8,884	1,423,525	1,584,272
Reclassification	(4,787)	(2,621)	(6,473)	(13,881)
Charged	27,895	1,141	227,503	256,539
Retirements	(1,882)	(713)	(64,287)	(66,882)
Currency adjustment	(3,487)	141	(29,731)	(33,077)
December 31, 2004	169,602	6,832	1,550,537	1,726,971
Impairment provision	2,256	—	42,958	45,214
Reclassification	525	(1,027)	(18,930)	(19,432)
Charged	31,596	1,428	201,622	234,646
Businesses sold	(17,020)	—	(121,533)	(138,553)
Retirements	(11,354)	—	(128,297)	(139,651)
Currency adjustment	(48)	(306)	2,476	2,122
December 31, 2005	175,557	6,927	1,528,833	1,711,317
Net book amount December 31, 2005	€1,263,420	€17,214	€2,158,017	€3,438,651
Net book amount December 31, 2004	€860,183	€23,398	€1,401,935	€2,285,516
Net book amount December 31, 2003	€866,818	€29,269	€1,489,349	€2,385,436

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

14   Property, Plant and Equipment—(continued)

Timberland
€000
December 31, 2002	61,948
Additions	6,512
Fair value adjustment	(945)
Depletion	(6,656)
Currency adjustment	(10,349)
December 31, 2003	50,510
Additions	8,806
Depletion	(6,078)
Currency adjustment	(3,896)
December 31, 2004	49,342
Additions	8,841
Disposals	(12)
Depletion	(5,530)
Currency adjustment	7,792
December 31, 2005	€60,433
Net book amount December 31, 2005	€3,499,084
Net book amount December 31, 2004	€2,334,858
Net book amount December 31, 2003	€2,435,946

Land and Buildings

Included in tangible assets is an amount for land of €410,140,000 (2004: €282,021,000; 2003: €288,434,000)

Capitalized leased property, plant and equipment

Included in the net book amount of tangible assets is an amount for capitalized leased assets of €42,704,000 (2004: €50,355,000; 2003: €65,687,000). The depreciation charge for capitalized leased assets for 2005 was €6,832,000 and the related finance charges amounted to €1,138,000 (2004: €10,139,000 and €1,962,000; 2003: €10,794,000 and €2,164,000).

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

15   Intangible Assets

		Other	Total
		Intangible	Intangible
	Goodwill	Assets	Assets
	€000	€000	€000
December 31, 2002	1,543,545	—	1,543,545
Acquisitions	174,659	—	174,659
Disposals	(80,543)	—	(80,543)
Fair value adjustments	(142,723)	—	(142,723)
Amortization	(44,548)	—	(44,548)
Currency adjustment	4,743	—	4,743
December 31, 2003	1,455,133	—	1,455,133
Acquisitions	2,731	—	2,731
Disposals	(2,586)	—	(2,586)
Fair value adjustments	40,457	—	40,457
Amortization	(37,925)	—	(37,925)
Currency adjustment	(2,680)	—	(2,680)
December 31, 2004	1,455,130	—	1,455,130
Acquisitions	1,185,705	35,000	1,220,705
Disposals	(128,422)	—	(128,422)
Reclassification	(31,247)	—	(31,247)
Amortization	(28,914)	(289)	(29,203)
Currency adjustment	3,296	—	3,296
December 31, 2005	€2,455,548	€34,711	€2,490,259

Accumulated amortization at December 31, 2005 and 2004 was €94,588,000 and €75,110,000 respectively.

16   Accounts Payable and Accrued Liabilities

	2005	2004
	€000	€000
Trade payables	905,697	652,744
Amounts owed to associates—trading balances	3,289	3,683
Amounts due to affiliates	—	1,154
Taxation creditors (Note 17)	72,859	70,829
Deferred acquisition consideration	33,713	2,330
Social welfare	51,574	48,740
Accruals	323,315	189,079
Capital payables	50,261	29,305
Other payables	55,573	62,497
Capitalized lease obligations	4,132	4,470
	€1,500,413	€1,064,831

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

17   Taxation Creditors

	2005	2004
	€000	€000
Current taxation	20,410	42,147
Payroll taxes	41,020	29,256
VAT and other sales taxes	11,429	(574)
	€72,859	€70,829

18   Long Term Debt and Other Long Term Liabilities

	2005	2004
	€000	€000
Borrowing—due after more than one year (Note 19)	4,650,772	3,038,538
Deferred debt issuance costs	(132,860)	(91,628)
Capitalized lease obligations	19,417	12,930
	€4,537,329	€2,959,840

19   Borrowing

Analysis of Net Debt

	2005	2004
	€’000	€’000
Senior credit facility:
Revolving credit facility(1)—interest at relevant interbank rate + 2.25%	9,210	—
Tranche A Term loan(2a)—interest at relevant interbank rate + 2.25%	475,856	275,090
Tranche B Term loan(2b)—interest at relevant interbank rate + 2.75%(2d)	1,165,518	444,068
Tranche C Term loan(2c)—interest at relevant interbank rate + 3.25%(2d)	1,165,518	450,262
Yankee bonds including accrued interest(3)	251,497	416,245
Kappa bonds(4)	755,575	—
Bank loans and overdrafts / (cash)(5)	(925,752)	(155,812)
2011 Receivables securitization floating rate notes (incl. accrued interest)(6)	210,214	210,000
	3,107,636	1,639,853
2012 Bonds (including accrued interest)(7)	1,021,347	965,645
2015 Cash pay subordinated notes (including accrued interest)(8)	377,759	—
	4,506,742	2,605,498
2013 PIK units (including accrued interest)(9)	—	289,848
Net debt	4,506,742	2,895,346
Leases	23,549	17,400
Net debt including leases	€4,530,291	€2,912,746

(1)          Revolving credit facility of €600 million (available under the senior credit facility) to be repaid in full in 2012. Includes amounts drawn under ancillary facilities and amounts drawn under facilities covered by letters of credit.

(2a)    Term loan A due to be repaid in certain instalments up to 2012.

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

19   Borrowing—(continued)

(2b)   Term loan B due to be repaid in full in 2013.

(2c)    Term loan C due to be repaid in full in 2014.

(2d)   Margin on Tranches B & C reduced by 0.25% on euro term loans and by 0.375% on US Dollar term loans in February 2006.

(3)          7.50% senior debentures due 2025 of $292.3 million (6.75% senior notes of $234 million due 2005 were repaid in November 2005).

(4)          Various Kappa bonds repaid on January 3, 2006.

(5)          Cash at December 31, 2005 includes €756 million which is placed as defeasance deposit with Kappa bond trustee.

(6)          Receivables securitization floating rate notes mature September 2011.

(7)          10.125% senior notes due 2012 of €350 million and 9.625% senior notes due 2012 of $750 million.

(8)          €217.5 million of 7.75% senior subordinated notes due 2015 and US$200.0 million of 7.75% senior subordinated notes due 2015.

(9)          100,000 € units of 15.5% subordinated notes due 2013 and 150,000 US$ units of 15.5% subordinated notes due 2013.

	2005			2004
	Bank			Bank
	Loans and	Other		Loans and	Other
	Overdrafts	Borrowing	Total	Overdrafts	Borrowing	Total
	€000	€000	€000	€000	€000	€000
Analysis by year of repayment
Bank loans, overdrafts and other borrowing	67,609	36,168	103,777	78,283	26,558	104,841
Kappa bonds outstanding	—	755,575	755,575	—	—	—
Within one year	67,609	791,743	859,352	78,283	26,558	104,841
Between 1 and 2 years	79,819	6,254	86,073	75,515	6,277	81,792
Between 2 and 3 years	56,270	2,172	58,442	171,966	2,429	174,395
Between 3 and 4 years	65,669	1,972	67,641	118,411	1,938	120,349
Between 4 and 5 years	67,397	1,761	69,158	163,427	1,738	165,165
Thereafter
By instalment	218,874	2,928	221,802	—	3,970	3,970
Other than by instalment	2,316,851	1,830,805	4,147,656	837,491	1,655,376	2,492,867
Due after more than one year	2,804,880	1,845,892	4,650,772	1,366,810	1,671,728	3,038,538
Total borrowing	€2,872,489	€2,637,635	€5,510,124	€1,445,093	€1,698,286	€3,143,379

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

19   Borrowing—(continued)

	2005		2004
	Within	After	Within	After
	One Year	One Year	One Year	One Year
	€000	€000	€000	€000
Analysis of borrowing
Secured bank loans and overdrafts:
Overseas loans	14,074	804,382	7,453	7,496
Domestic loans	12,150	1,996,648	29,514	1,355,521
	26,224	2,801,030	36,967	1,363,017
Unsecured bank loans and overdrafts:
Overseas loans	30,974	3,850	24,855	3,793
Domestic loans	10,411	—	16,461	—
	41,385	3,850	41,316	3,793
Total bank loans and overdrafts	67,609	2,804,880	78,283	1,366,810
Secured other loans	384	455,581	—	462,912
Unsecured other loans	35,784	1,390,311	26,558	1,208,816
Kappa bonds outstanding	755,575	—	—	—
Total other loans	791,743	1,845,892	26,558	1,671,728
Total borrowing	€859,352	€4,650,772	€104,841	€3,038,538

Security comprises fixed and floating charges over the assets of certain subsidiaries and pledges over the Group’s shareholding in certain of its subsidiaries. The gross amount of receivables collateralizing the receivables securitization at December 31, 2005 was €262,046,000 (2004: €261,225,000). At December 31, 2005 cash of €14,085,000 (2004: €12,655,000) was in securitization bank accounts which was not available for transfer to other group subsidiaries.

Included in secured other loans are the following long term obligations:

000
Guaranteed debentures 7.50% due 2025	$292,300
Receivables securitization floating rate notes due 2011	€210,000

Included in unsecured other loans are the following long term obligations:

000
Senior Notes 10.125% due 2012	€350,000
Senior Notes 9.625% due 2012	$750,000
Senior Subordinated Notes 7.75% due 2015	€217,500
Senior Subordinated Notes 7.75% due 2015	$200,000

Committed facilities amounted to €5,577,642,000 (2004: €3,497,533,000) of which €4,656,306,000 (2004: €3,069,466,000) were utilized at December 31, 2005. The weighted average period until maturity of undrawn committed facilities is 5.3 years (2004: 4.6 years).

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

19   Borrowing—(continued)

Maturity of Undrawn Committed Facilities

	2005	2004
	€000	€000
Within 1 year	55,546	3,067
Between 1 and 2 years	—	—
More than 2 years	865,790	425,000
	€921,336	€428,067

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

The Group’s financial instruments, other than derivatives, comprise borrowing, cash and liquid resources, and various items, such as trade debtors, trade creditors etc, that arise directly from its operations. The Group uses derivative financial instruments primarily to manage its exposure to market risks from changes in interest and foreign exchange rates. The Group does not enter into or issue derivative financial instruments for trading purposes. The Group’s policy is to centrally manage interest rate and currency exposure.

(a) Interest rate risk management

The Group manages interest rate exposure to achieve an appropriate balance of fixed and variable rate funding. To achieve this objective, the Group enters into interest rate swaps, options and forward rate agreements. Interest rate swap agreements are used to change the interest receivable or payable on the Group’s underlying cash and borrowing from variable to fixed rates or from fixed to variable rates. At the year end, 72% (2004: 73%) of the Group’s borrowing was at fixed rates after taking account of interest rate swaps. The weighted average interest rate on borrowing outstanding at the year end was 6.87% (2004: 7.91%). The weighted average interest rate on short term borrowing was 5.48% (2004: 6.11%).

Outstanding interest rate swap agreements at December 31, 2005 are summarized as follows:

Currency	Notional Principal (Millions)	Termination Dates	% Fixed Payable	% Variable Receivable	% Fixed Receivable	% Variable Payable
EUR	175	2006	3.4775 - 3.67	Euribor(1)	—	—
EUR	425	2007	3.455 - 3.67	Euribor	—	—
EUR	480	2008	3.165 - 3.615	Euribor	—	—
EUR	1,100	2009	3.035 - 3.62	Euribor	—	—

(1)          European Interbank Offered Rate

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

19   Borrowing—(continued)

Outstanding interest rate swap agreements at December 31, 2004 are summarized as follows:

Currency	Notional Principal (Millions)	Termination Dates	% Fixed Payable	% Variable Receivable	% Fixed Receivable	% Variable Payable
EUR	200	2005	3.43 - 3.485	Euribor	—	—
EUR	110	2006	3.49 - 4.37	Euribor	—	—
SEK	94	2006	—	—	5.24	Stibor	(2)
EUR	700	2007	3.39 - 3.62	Euribor	—	—

(2)          Stockholm Interbank Offered Rate

After taking into account the various interest rate swaps and currency swaps entered into by the Group, the interest rate profile of the Group’s financial liabilities at December 31, 2005 was:

				Fixed Rate financial liabilities
	Total	Floating rate financial liabilities	Fixed rate financial liabilities	Weighted average interest rate	Weighted average period until maturity
Currency	€ Million	€ Million	€ Million	%	Years
Euro	4,098	1,154	2,944	7.05	4.2
Sterling	84	84	—
US Dollar	480	1	479	9.62	8.6
Polish Zloty	12	11	1	6.17	2.4
Swedish Krona	82	82	—
Other	22	18	4
Total	€4,778	€1,350	€3,428

(b) Foreign exchange risk management

The Group manages its balance sheet having regard to the currency exposures arising from its assets being denominated in a wide range of currencies. To this end, where foreign currency assets are funded by borrowing, such borrowing is generally sourced in the currency of the related assets. The Group also hedges a portion of its currency exposure through the use of currency swaps and forward contracts. At December 31, 2005 the Group had entered into €278 million (2004: €163 million) currency equivalent of forward contracts and there were no options contracts outstanding (2004: €66 million)  in respect of its day to day trading.

Outstanding currency swap agreements at December 31, 2005 are summarized as follows:

Currency swapped (Millions)	Currency received (Millions)	Maturity date	Interest rate paid	Interest rate received
USD 176	EUR 172	2007	Euribor + 332	Libor(1) + 300
USD 222	EUR 190	2007	Euribor + 259	7.50
USD 70	SEK 574	2007	Stibor + 260	7.50
USD 200	EUR 153	2010	6.61	7.75
USD 204	EUR 183	2012	9.98	9.65

(1)          London Interbank Offered Rate

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

19   Borrowing—(continued)

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

At December 31, 2005 the Group had also entered into currency swaps of €374 million equivalent (2004: €90 million) as part of its short term liquidity management.

Excluding the Group’s Latin American operations, there were no significant transactional currency exposures at December 31, 2005, that gave rise to net currency gains and losses recognized in the statement of operations. Such exposures comprise the monetary assets and liabilities of the Group that are not denominated in the operating (or ‘functional’) currency of the operating unit involved. As at December 31, 2005, transactional currency exposures in the Group’s Latin American operations amounted to €35 million (2004: €19 million).

(c) Fair value of financial instruments

The carrying amounts and estimated fair values of the material financial instruments of the Group are as follows:

	2005		2004
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
	€000	€000	€000	€000
Assets
Cash, short term deposits and liquid investments	247,807	247,807	248,033	248,033
Restricted cash	755,575	755,575	—	—
Accounts receivable and prepayments	1,299,458	1,299,458	918,785	918,785
Publicly traded investments	6,361	6,371	6,303	6,304
Liabilities
Short term debt	103,777	103,777	104,841	104,841
Kappa bonds outstanding	755,575	755,575	—	—
Accounts payable and accrued liabilities	1,500,413	1,500,413	1,064,831	1,064,831
Medium and long term debt	4,650,772	4,591,030	3,038,538	3,196,014
Derivative financial instruments
Interest rate swap agreements		(45,800)		(57,397)
Currency swap agreements		(21,895)		(125,743)
Foreign exchange contracts		1,063		12,068
Energy/Pulp hedging contracts		990		(6,024)

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

19   Borrowing—(continued)

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

Short term debt and medium and long term debt:

The fair value of the Group’s debt is estimated using either the replacement cost of equivalent instruments or discounted cash flow analysis, based on the Group’s current incremental borrowing rates for similar types of borrowing arrangements and maturities.

Interest rate swap agreements:

The fair value of the Group’s interest rate swap agreements is estimated using discounted cash flow analysis. In addition the fair value amount includes the interest rate component of currency swaps.

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

Gains and losses on instruments used for hedging are not recognized until the exposure that is being hedged is itself recognized. Unrecognised gains and losses on instruments used for hedging, and the movement therein, are as follows:

	Gains	Losses	Total net gains/(losses)
	€ Million	€ Million	€ Million
Unrecognized gains and losses on hedges at December 31, 2004	6	64	(58)
Gains and losses arising in previous years that were recognized in 2005	5	22	(17)
Gains and losses arising before December 31, 2004 that were not recognized in 2005	1	42	(41)
Gains and losses arising in 2005 that were not recognized in 2005	2	(5)	7
Unrecognized gains and losses on hedges at December 31, 2005	€3	€37	€(34)
Of which:
Gains and losses expected to be recognized in 2006	1	9	(8)
Gains and losses expected to be recognized in 2007 or later	2	28	(26)

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

19   Borrowing—(continued)

(d) Credit Risk

Potential concentrations of credit risk to the Group consist principally of cash deposits, short term investments and trade debtors. The Group only deposits cash surpluses with quality credit rated banks and institutions that meet certain criteria and by policy limits the amount of credit exposure to any one bank or institution. Trade debtors comprise a large, widespread customer base. The Group mitigates the risk that counterparties to derivatives will fail to perform by contracting with major financial institutions having high credit ratings and considers the likelihood of counterparty failure to be remote. At December 31, 2005 the Group did not consider there to be any significant concentration of credit risk.

20   Provision for Liabilities and Charges

	Deferred	Other
	Income	Deferred
	Taxes	Provisions	Total
	€000	€000	€000
December 31, 2002	158,896	63,957	222,853
Charge to statement of operations(1)	1,712	5,628	7,340
Paid in year	—	3,253	3,253
Acquisitions	3,626	2,571	6,197
Reclassification	18,001	(14,787)	3,214
Fair value adjustments	674	—	674
Currency adjustment	(6,083)	(2,496)	(8,579)
December 31, 2003	176,826	58,126	234,952
Charge/(credit) to statement of operations(1)	3,984	(42)	3,942
Paid in year	—	(9,769)	(9,769)
Acquisitions	1	—	1
Fair value adjustments	(7,134)	—	(7,134)
Reclassification	4,406	(2,592)	1,814
Currency adjustment	(1,647)	(756)	(2,403)
December 31, 2004	176,436	44,967	221,403
(Credit)/charge to statement of operations(1)	(21,502)	14,084	(7,418)
Paid in year	—	(5,512)	(5,512)
Acquisitions	65,729	2,392	68,121
Subsidiaries disposed	(26,269)	—	(26,269)
Reclassification	(1,877)	(5,924)	(7,801)
Currency adjustment	3,674	1,535	5,209
December 31, 2005	€196,191	€51,542	€247,733

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

20   Provision for Liabilities and Charges—(continued)

	2005	2004	2003
	€000	€000	€000
Deferred taxation arises as follows:
Accelerated capital allowances	260,686	158,246	112,672
Other timing differences	(64,495)	18,190	64,154
	€196,191	€176,436	€176,826

(1)          The 2005 deferred tax credit to income of €21,502,000 excludes the deferred tax charge relating to pensions of €2,172,000 (2004: €635,000; 2003:€251,000). The 2005 deferred tax credit to income in Note 9 ‘Taxes on income’ includes this amount. The 2004 deferred tax charge to income of €3,984,000 (2003:€1,712,000) excludes the deferred tax charge relating to pensions of €635,000 (2003:€251,000). The 2004 and 2003 deferred tax charge to income in Note 9 “Taxes on Income” includes this amount.

At December 31, 2005, we had net operating loss carryforwards of €1,057 million, (2004: €200 million), which are available indefinitely. These loss carryforwards have a tax value of €294 million (2004: €61 million). Valuation allowances of €167 million (2004: €30 million) have been established for a portion of these deferred tax assets. The realization of these deferred tax assets is dependent on future taxable income. Based upon recent levels of taxable income, we expect that our deferred tax assets, net of valuation allowances, will be fully utilized.

Other deferred provisions includes a number of items including deferred employee profit sharing provisions in certain of the countries in which we operate.

21   Contingent Liabilities

In addition to litigation arising in the ordinary course of business, we are involved in certain civil and criminal proceedings in Spain arising out of a past acquisition. In November 1988, a subsidiary of JSG acquired Industrial Cartonera, S.A., or ICSA, a Spanish incorporated company, from a subsidiary of Torras Hostench S.A., or Torras. In early 1989, JSG acquired a 35% interest in another Spanish company called Industrias del Papel y de la Celulosa, S.A., or INPACSA, a former parent of ICSA. A number of individuals associated with Torras were charged by the public prosecutor in Madrid with diverting, for their own use, a substantial part of the purchase consideration paid by JSG for ICSA. The public prosecutor, on behalf of the minority shareholders of INPACSA, also claimed that certain transactions, including the transfer of ICSA by INPACSA which took place prior to JSG’s acquisition of ICSA, caused damage to the minority shareholders of INPACSA. In 1998, the public prosecutor also charged JSG’s Chairman, Sir Michael W.J. Smurfit, as the representative of JSG, in these proceedings with respect to the alleged damage to the minority shareholders of INPACSA and Torras. A JSG subsidiary is also one of a number of parties against whom secondary civil liability has been claimed.

JSG and Smurfit International B.V. have each indemnified Sir Michael Smurfit against loss or liability due to such proceedings. Bonds were posted with the Spanish court in the amount of €47 million, which equals the amount of alleged damages, excluding interest. The maximum estimated current total exposure relating to the liabilities, including interest through December 31, 2002, is approximately €118 million, for which no reserve has been taken and which amount will accrue interest until payment of any final judgment. Preliminary proceedings commenced in late March 2003 and on April 11, 2003, the court dismissed the proceedings against Sir Michael Smurfit, the JSG subsidiary and others. The bonds

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

21   Contingent Liabilities—(continued)

previously posted were released and the Spanish court has taken a lien over certain Spanish assets pending final resolution of the case. The final decision of the court was handed down in March 2004 and confirmed the earlier dismissal with respect to Sir Michael Smurfit and the JSG subsidiary. The decision is being appealed to a higher court by two private complainants but not by the public prosecutor. We cannot provide any assurances, however, that the consequences of any adverse findings, if any, will not have a material adverse effect on our financial position or results of operations.

We are also the subject of litigation in the Dominican Republic arising from our acquisition in 1998 of a controlling interest in a small local corrugator owned by Industria Cartonera Dominicana. The lawsuits, alleging damages in excess of $300 million, are brought by a local competitor who is claiming loss of potential profits as a consequence of our entry to the market. He is also alleging breach of contract. In June 2004 we received an adverse ruling in our main lawsuit, which found for the original plaintiff but which made no determination as to damages. The damage amount has been left for another court to decide. We have appealed this ruling and are challenging a number of due process irregularities surrounding the ruling.

We believe the foregoing lawsuits are without merit and are defending them vigorously.

In May 2004, Kappa Packaging’s subsidiary Kappa Zülpich was visited by the German “Bundes Kartellamt” regarding a suspicion about possible price co-ordination of recovered paper purchases by paper and board producers. We are cooperating fully with the investigation.

In July 2004, representatives of the Office of Fair Trading visited the Jefferson Smurfit UK operations in West Auckland and Norwich. We understand that the investigation, which centers on the sheet feeding business, was prompted by consumer complaints, which were filed during the UK Competition Commission’s investigation of the March 2004 acquisition proposal by David S. Smith Limited for Linpac Limited, a competitor of our sheet feeding business. The investigation is looking into high levels of pricing transparency which exist in the sector and which are a function of, inter alia, vertical integration, SWAPs and market concentration. We are co-operating fully with the ongoing investigation.

We are subject to a wide range of environmental, health and safety laws and regulations in all the jurisdictions where we operate. These requirements are complex, frequently changing and have tended to become more stringent over time. In the event we incur unforeseen significant containment and clean-up expenses, our operating results could be adversely affected.

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

22   Lease Obligations

Obligations under finance leases:

	2005	2004
	€000	€000
Payable within one year	4,832	5,283
Payable in one to two years	6,323	3,902
Payable in two to three years	4,197	3,406
Payable in three to four years	3,456	2,884
Payable in four to five years	1,289	2,475
Payable thereafter	5,947	1,974
Total minimum lease payments	26,044	19,924
Less amount representing interest	(2,495)	(2,524)
Present value of minimum lease payments	€23,549	€17,400
Current portion of capital lease obligations	4,132	4,470
Non-current portion of capital lease obligations	19,417	12,930
	€23,549	€17,400

Commitments under operating leases, payable in the coming year, relate to leases expiring in the following periods:

	Land and
	Buildings	Other	Total
	€000	€000	€000
Within one year	1,044	6,911	7,955
Within two to five years inclusive	8,365	13,109	21,474
Over five years	9,170	2,279	11,449
	€18,579	€22,299	€40,878

The total commitments under non-cancellable operating leases at December 31, 2005 are as follows:

2005
€000
Payable within one year	40,878
Payable in one to two years	32,031
Payable in two to three years	26,105
Payable in three to four years	20,456
Payable in four to five years	16,655
Payable thereafter	53,999
€190,124

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

23   Capital Commitments

The following capital commitments authorized by the directors had not been provided for in the Group financial statements:

	2005	2004
	€000	€000
Contracted for	124,280	41,813
Not contracted for	143,035	76,172
	€267,315	€117,985

24   Employee Pension Plans and Similar Obligations

The Group has pension plans for its employees in many of the countries in which it operates. The major occupational pension plans are of the defined benefit type. The Group’s pension plans are accounted for in accordance with Financial Reporting Standard (FRS) 17—“Retirement Benefits”. FRS 17 applies to all types of benefits that an employer provides after employees have completed their service, including pensions and other post retirement benefits. The pension cost for the Group's major occupational pension plans has been determined using the projected unit credit method. The current agreed rates of contribution for future years are comparable to current levels.

Periodic actuarial valuations were performed on all of the major plans, by independent professionally qualified actuaries, between January 1, 2003 and December 31, 2005.

In general, actuarial valuations are not available for public inspection; however, the results of valuations are advised to members of the various schemes.

The Group also operates plans in the U.S., which provide certain employees with post retirement health care benefits. Actuarial valuations of these plans were performed as at December 31, 2005 using the projected unit credit method. The principal assumption made by the actuaries was that the per capita weighted average assumed rate of increase in covered benefits was 9% (2004: 10%), reducing by 1% per annum until reaching the ultimate of 5% in 2009. The effect of a 1% increase or decrease in the health care trend rate would not materially increase the accumulated post retirement benefit obligation as at December 31, 2005.

The main financial assumptions used to calculate scheme liabilities under FRS 17 are set out below:

Major Assumptions

	Europe	USA	Latin America
	%	%	%
December 2005
Rate of increase in salaries	1.50 - 4.00	3.50 - 3.75	3.25 - 6.08
Rate of increase to pensions in payment	Nil - 3.00	Nil	Nil
Discount rate for scheme liabilities	4.25 - 5.00	5.50	5.25 - 11.17
Inflation	1.25 - 2.75	1.75	2.50 - 3.50

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

24   Employee Pension Plans and Similar Obligations—(continued)

	Europe	USA	Latin America
	%	%	%
December 2004
Rate of increase in salaries	1.50 - 4.00	3.75 - 4.00	3.50 - 6.85
Rate of increase to pensions in payment	Nil - 4.00	Nil	Nil
Discount rate for scheme liabilities	4.50 - 6.50	6.00 - 6.25	5.25 - 12.00
Inflation	1.25 - 4.00	2.00	2.75 - 3.50

	Europe	USA	Latin America
	%	%	%
December 2003
Rate of increase in salaries	1.50 - 4.00	4.00	2.00 - 7.50
Rate of increase to pensions in payment	Nil - 4.00	Nil	Nil
Discount rate for scheme liabilities	5.00 - 6.50	6.25	6.25 - 12.66
Inflation	1.00 - 4.00	2.25	2.75 - 4.00

The expected long term rates of return on the assets of the significant plans were as follows:

	Europe	USA	Latin America
	%	%	%
December 2005
Equities	7.25 - 8.00	8.50	8.25 -10.50
Bonds	3.25 - 7.00	4.50	4.25 - 5.25
Property	6.50 - 7.00	n/a	n/a
Other	2.50 - 7.14	3.50	3.25 - 3.50

	Europe	USA	Latin America
	%	%	%
December 2004
Equities	7.50 - 8.00	8.50	8.25 -10.50
Bonds	3.75 - 7.00	4.50	4.25 - 5.25
Property	6.50 - 7.00	n/a	n/a
Other	2.75 - 7.36	3.50	3.25 - 3.50

	Europe	USA	Latin America
	%	%	%
December 2003
Equities	8.00	8.50	8.50 - 13.00
Bonds	4.51 - 7.00	4.50	4.50 - 10.00
Other	3.00 - 7.00	3.50	Nil - 3.50

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

24   Employee Pension Plans and Similar Obligations—(continued)

The market values of the assets of the schemes were as follows:

	Europe	USA	Latin America	Total
	€000	€000	€000	€000
December 2005
Equities	628,843	15,717	10,018	654,578
Bonds	487,089	9,118	9,822	506,029
Property	77,451	—	—	77,451
Other	78,622	1,016	531	80,169
Total market value	1,272,005	25,851	20,371	1,318,227
Present value of scheme liabilities	1,929,671	46,506	50,194	2,026,371
(Deficit) in the plans	(657,666)	(20,655)	(29,823)	(708,144)
Deferred tax asset	51,483	—	1,293	52,776
Net pension (liability)	€(606,183)	€(20,655)	€(28,530)	€(655,368)

	Europe	USA	Latin America	Total
	€000	€000	€000	€000
December 2004
Equities	299,530	16,391	8,006	323,927
Bonds	237,519	8,890	5,999	252,408
Property	40,117	—	—	40,117
Other	36,536	737	1,380	38,653
Total market value	613,702	26,018	15,385	655,105
Present value of scheme liabilities	1,027,593	42,844	40,224	1,110,661
(Deficit) in the plans	(413,891)	(16,826)	(24,839)	(455,556)
Deferred tax asset	42,835	—	1,484	44,319
Net pension (liability)	€(371,056)	€(16,826)	€(23,355)	€(411,237)

	Europe	USA	Latin America	Total
	€000	€000	€000	€000
December 2003
Equities	294,891	14,208	11,641	320,740
Bonds	220,760	7,932	10,195	238,887
Other	60,599	1,049	557	62,205
Total market value	576,250	23,189	22,393	621,832
Present value of scheme liabilities	977,308	45,437	45,627	1,068,372
(Deficit) in the plans	(401,058)	(22,248)	(23,234)	(446,540)
Deferred tax asset	83,285	—	7,946	91,231
Net pension (liability)	€(317,773)	€(22,248)	€(15,288)	€(355,309)

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

24   Employee Pension Plans and Similar Obligations—(continued)

The following tables set out the components of the defined benefit cost:

Analysis of the amount charged to operating income

€000
Year ended December 31, 2005
Current service cost	36,697
Past service cost	1,527
Gain on settlements and curtailments	(6,129)
Total operating charge	€32,095

€000
Year ended December 31, 2004
Current service cost	37,163
Past service benefit	(1,793)
Gain on settlements and curtailments	(542)
Total operating charge	€34,828

€000
Year ended December 31, 2003
Current service cost	36,593
Past service cost	655
Total operating charge	€37,248

Analysis of the amount charged to other financial expense

€000
Year ended December 31, 2005
Expected return on pension scheme assets	(43,974)
Interest cost on pension scheme liabilities	57,233
Net charge	€13,259

€000
Year ended December 31, 2004
Expected return on pension scheme assets	(40,137)
Interest cost on pension scheme liabilities	55,855
Net charge	€15,718

€000
Year ended December 31, 2003
Expected return on pension scheme assets	(39,460)
Interest cost on pension scheme liabilities	54,726
Net charge	€15,266

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

24   Employee Pension Plans and Similar Obligations—(continued)

Analysis of the amount recognized in the statement of total recognized gains and losses

€000
Year ended December 31, 2005
Actual return less expected return on pension scheme assets	78,779
Net experience gains on scheme liabilities	4,440
Changes in financial assumptions underlying the scheme liabilities	(98,104)
Actuarial loss recognized in the statement of recognized gains and losses	€(14,885)

€000
Year ended December 31, 2004
Actual return less expected return on pension scheme assets	9,573
Net experience (losses) on scheme liabilities	(5,901)
Changes in financial assumptions underlying the scheme liabilities	(13,963)
Actuarial loss recognized in the statement of recognized gains and losses	€(10,291)

€000
Year ended December 31, 2003
Actual return less expected return on pension scheme assets	20,475
Net experience gains on scheme liabilities	8,901
Changes in financial assumptions underlying the scheme liabilities	(1,576)
Actuarial gain recognized in the statement of recognized gains and losses	€27,800

The analysis of the amount recognized in the statement of recognized gains and losses above excludes deferred tax.

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

24   Employee Pension Plans and Similar Obligations—(continued)

Movement in pension liability

€000
Deficit in scheme at December 31, 2002	352,037
Current service cost	36,593
Past service cost	655
Contributions	(52,253)
Other finance expense	15,266
Actuarial gain	(27,800)
Fair value adjustment	68,431
Acquisitions	133,137
Disposals	(59,614)
Currency adjustment	(19,912)
Deficit in scheme at December 31, 2003	446,540
Current service cost	37,163
Past service benefit	(1,793)
Recognition of gain on settlement and curtailments	(542)
Contributions	(51,921)
Other finance expense	15,718
Actuarial loss	10,291
Reclassification	2,291
Disposals	(101)
Currency adjustment	(2,090)
Deficit in scheme at December 31, 2004	455,556
Current service cost	36,697
Past service cost	1,527
Recognition of gain on settlements and curtailments	(6,129)
Contributions	(51,309)
Other finance expense	13,259
Actuarial loss	14,885
Acquisitions	256,680
Disposals	(22,040)
Currency adjustment	9,018
Deficit in scheme at December, 31 2005	€708,144

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

24   Employee Pension Plans and Similar Obligations—(continued)

History of amounts recognized in the statement of recognized gains and losses

Difference between actual and expected return on pension scheme assets

Year ended December 31, 2005
Amount	78,779,000
Percentage of scheme assets	6%
Year ended December 31, 2004
Amount	9,573,000
Percentage of scheme assets	1%
Year ended December 31, 2003
Amount	20,475,000
Percentage of scheme assets	3%
Period from September 3, 2002 through December 31, 2002
Amount	7,218,000
Percentage of scheme assets	1%

Experience gains and losses on scheme liabilities

Year ended December 31, 2005
Amount	4,440,000
Percentage of the present value of scheme liabilities	0%
Year ended December 31, 2004
Amount	5,901,000
Percentage of the present value of scheme liabilities	1%
Year ended December 31, 2003
Amount	8,901,000
Percentage of the present value of scheme liabilities	1%
Period from September 3, 2002 through December 31, 2002
Amount	27,515,000
Percentage of the present value of scheme liabilities	3%

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

24   Employee Pension Plans and Similar Obligations—(continued)

Total actuarial gains and losses recognized in the statement of recognized gains and losses

Year ended December 31, 2005
Amount	14,885,000
Percentage of the present value of scheme liabilities	1%
Year ended December 31, 2004
Amount	10,291,000
Percentage of the present value of scheme liabilities	1%
Year ended December 31, 2003
Amount	27,800,000
Percentage of the present value of scheme liabilities	3%
Period from September 3, 2002 through December 31, 2002
Amount	12,507,000
Percentage of the present value of scheme liabilities	1%

Some of the schemes are closed schemes and therefore under the projected unit method the current service cost would be expected to increase as the members of the scheme approach retirement and reduce as members retire or leave service.

In certain countries, in accordance with local practice, plans are financed internally and the provisions relating to such cases are included in pension liabilities. At December 31, 2005 these amount to €431,862,000 (2004: €277,274,000; 2003: €263,165,000).

The defined contribution pension scheme expense for the year ended December 31, 2005 was €20,850,000 (2004: €21,077,000; 2003: €20,686,000).

25   Related Party Transactions

Transactions with associates

We conduct certain transactions with associates in the normal course of business.

The transactions with associates for each period are summarized below.

	2005	2004	2003
	€000	€000	€000
Sale of goods	31,277	28,725	41,612
Purchase of goods	13,813	9,930	11,484
Receiving of services	633	922	265
Rendering of services	1,544	776	697

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

25   Related Party Transactions—(continued)

Transactions with related parties

In connection with the acquisition, certain non-operating assets and non-core operating assets of JSG were transferred to the newcos, in exchange for intercompany notes.

	2005	2004	2003
	€000	€000	€000
Rendering and receiving of services (net)	—	—	679
Transfer of cash from business disposals	9,899	11,934	28,206

On June 16, 2005, assets comprising The K Club, additional land near The K Club and the site of the former Clonskeagh paper mill were disposed for an amount of €115 million to a group of investors which included Sir Michael Smurfit, our Chairman.

In 2005 the Group purchased in the normal course of business approximately 28,000 metric tonnes of  paper amounting to approximately €11 million from Savon Sellu, a company controlled by Dr. Dermot Smurfit together with his brothers Sir Michael Smurfit, our Chairman, and Dr. Alan Smurfit. At December 31, 2005, an amount of €3.2 million was owing by SKG to Savon Sellu.

26.   Shareholders’ Equity

Other reserves include the following:

A capital contribution in 2002 of €864,354,000 which is comprised of an investment of €731,960,000 by Madison Dearborn Partners LLC and its affiliates, certain other co-investors and certain members of management by way of capital contributions; a capital contribution by JSL of €125,000,000.  JSL obtained the funds for this contribution by way of a loan from the newcos which they borrowed under a bank credit facility. The newcos borrowing was non recourse to JSG Funding and was fully paid in December 2003; the remaining €7,394,000 represents the value ascribed to the warrants to purchase shares in JSL issued as part of the PIK units (see Note 19).

Investments in 2005 by SKGL of €738,953,000 by way of capital contribution.

JSG Funding has an authorized share capital of 100,000 shares of €1 each, of which 40,000 were issued. On September 2, 2002, the shares were redesignated as 100,000,000 ordinary shares of €0.001 each.

Certain members of management subscribed cash for convertible shares of JSL at nominal value. Pursuant to the completion of the exchange offer on February 6, 2004, these were exchanged for convertible shares of JSG Packaging (the ‘Unvested Convertible Equity’). Subject to the terms and conditions of the Management Equity Agreement, the Unvested Convertible Equity will, upon vesting, be convertible into ordinary shares of JSG Packaging upon payment in cash of a further amount equal to the fair market value of an ordinary share of JSG Packaging on the date of grant adjusted to reflect the capital reduction in February 2005 and interest as it accrues on the inter company debt with JSG Holdings. In the case of the initially allocated Unvested Convertible Equity the additional cash payment is equal to the subscription price plus capital contributions per ordinary share paid by Madison Dearborn Partners LLC and affiliates prior to the offer becoming or being declared unconditional, adjusted to reflect the capital reduction in February 2005 and interest as it accrues on the inter company debt with JSG Holdings, net of the nominal subscription price previously paid by the holder. The ordinary shares into which Unvested

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

26.   Shareholders’ Equity—(continued)

Convertible Equity can, subject to vesting, be converted will represent a maximum of approximately 7 per cent. of JSG Packaging’s outstanding ordinary shares.

Pursuant to the terms of the Management Equity Agreement, the Unvested Convertible Equity will vest as follows:

•  Time vesting.   40 per cent. of the Unvested Convertible Equity will vest in three equal tranches as of December 31 in each of 2005, 2006 and 2007, provided that the holder remains actively employed by JSG Packaging or any of its subsidiaries on the relevant date.

•  Performance vesting.   40 per cent. of the Unvested Convertible Equity will vest in one, two or three tranches as of December 31 in each of 2005, 2006 and 2007, provided that the holder remains actively employed by JSG Packaging or any of its subsidiaries as of such date, subject to the attainment as of each such date of specified performance criteria, which criteria will be cumulative, such that attainment of criteria with respect to any of the foregoing dates will trigger vesting in respect of all previous such dates. The performance criteria will be based on the achievement of a valuation of JSG Packaging measured by notional return on investment achieved by Madison Dearborn Partners LLC from the date of its investments in JSL, calculated by reference to the price paid for JSL and expressed as a compounded percentage rate per annum.

•  Time/performance vesting.   20 per cent. of the Unvested Convertible Equity will vest on December 31, 2007 if return on investment of 30 per cent. or more is achieved up to such date, provided the holder remains actively employed by JSG Packaging or any of its subsidiaries on the relevant date.

•  Early vesting. The board of directors of JSG Packaging will have discretion as to early vesting in certain circumstances.

The Unvested Convertible Equity will vest immediately upon the closing of an initial public offering of JSG Packaging’s equity. However, the convertible shares are subject to certain contractual restrictions on transfer following their acquisition upon exercise of the underlying convertible equity. At December 31, 2005, JSG Packaging had issued 10,404,610 convertible shares.

27   Net Cash Flow from Operating Activities and Movement in Working Capital

	2005	2004	2003
	€000	€000	€000
Operating income	167,028	281,789	309,144
Reorganization and restructuring costs	8,421	23,231	16,357
Depreciation and depletion (net of government grants amortized)	282,378	259,831	250,590
Amortizations of intangible assets	29,203	37,925	44,548
Finance lease interest paid	1,138	1,962	2,164
(Decrease) / increase in other payables and provisions	(14,291)	(12,891)	6,451
Decrease in working capital	40,252	47,419	62,832
Currency adjustment	(1,260)	1,663	(1,122)
	€512,869	€640,929	€690,964

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

27   Net Cash Flow from Operating Activities and Movement in Working Capital—(continued)

	Inventories	Receivables	Payables*	Total
	€000	€000	€000	€000
December 31, 2004	452,166	925,048	(1,017,060)	360,154
Acquisitions	275,804	572,415	(535,081)	313,138
Disposed	(68,698)	(62,196)	69,217	(61,677)
Reclassification	(5,282)	16,328	(16,486)	(5,440)
Assets held for sale	—	(79,810)	25,406	(54,404)
Deferred acquisition consideration	—	—	(31,384)	(31,384)
Decrease in working capital	(7,051)	(76,262)	43,061	(40,252)
Currency adjustment	16,192	19,205	(13,544)	21,853
December 31, 2005	€663,131	€1,314,728	€(1,475,871)	€501,988

	Inventories	Receivables	Payables*	Total
	€000	€000	€000	€000
December 31, 2003	477,432	911,443	(967,141)	421,734
Reclassification	4,151	(15,903)	3,202	(8,550)
Deferred acquisition consideration	—	—	854	854
Decrease in working capital	(22,434)	38,291	(63,276)	(47,419)
Currency adjustment	(6,983)	(8,783)	9,301	(6,465)
December 31, 2004	€452,166	€925,048	€(1,017,060)	€360,154

	Inventories	Receivables	Payables*	Total
	€000	€000	€000	€000
December 31, 2002	470,207	1,016,181	(1,018,286)	468,102
Acquisitions	59,724	115,628	(109,936)	65,416
Disposed	(33,890)	(72,899)	44,173	(62,616)
Reclassification	(1,267)	(12,566)	57,676	43,843
Deferred acquisition consideration	—	—	(3,178)	(3,178)
Decrease in working capital	4,638	(102,680)	35,210	(62,832)
Currency adjustment	(21,980)	(32,221)	27,200	(27,001)
December 31, 2003	€477,432	€911,443	€(967,141)	€421,734

*                    Amounts falling due within one year not including borrowing due within one year, corporation tax, capitalized lease obligations and amounts due to affiliates.

28   Retirement of Fixed Assets

	2005	2004	2003
	€000	€000	€000
Property, plant and equipment	17,756	33,860	12,351
Investments	442	2,528	32,544
	€18,198	€36,388	€44,895

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

29   Reconciliation of Net Cash Flow to Movement in Net Debt

	2005	2004	2003
	€000	€000	€000
(Decrease) / increase in cash	(27,045)	50,285	29,314
(Increase) / decrease in term debt	(475,449)	111,101	2,142
Increase / (decrease) in liquid resources	789,791	16,989	(18,889)
Capital elements of finance leases repaid	4,812	13,576	5,689
Change in net debt resulting from cash flows	292,109	191,951	18,256
New finance leases	(4,053)	(2,963)	—
Loans and finance leases acquired	(1,814,470)	—	(122,952)
Loans and finance leases disposed	1,471	—	23,695
Other non cash movements	(19,665)	(40,876)	(38,537)
Currency adjustment	(72,937)	40,244	153,282
Movement in net debt	(1,617,545)	188,356	33,744
Net debt at beginning of period	(2,912,746)	(3,101,102)	(3,134,846)
Net debt at end of period	€(4,530,291)	€(2,912,746)	€(3,101,102)

30   Analysis of Net Debt

	December 2004	Cash Flow	Acquisitions and Disposals	Non Cash	Currency	December 2005
	€000	€000	€000	€000	€000	€000
Cash	140,149	(44,246)	—	—	3,639	99,542
Short term deposits and liquid resources	107,884	34,216	—	—	6,165	148,265
Restricted cash	—	755,575	—	—	—	755,575
Cash and investments	248,033	745,545	—	—	9,804	1,003,382
Bank overdrafts and demand loans	(28,668)	17,201	—	—	(8,551)	(20,018)
Loans repayable within one year	(76,173)	(21,548)	—	(8,911)	22,873	(83,759)
Kappa bonds outstanding	—	(755,575)	—	—	—	(755,575)
Short term borrowing	(104,841)	(759,922)	—	(8,911)	14,322	(859,352)
Long and medium term borrowing	(3,038,538)	301,674	(1,805,992)	(10,754)	(97,162)	(4,650,772)
Net borrowing	(2,895,346)	287,297	(1,805,992)	(19,665)	(73,036)	(4,506,742)
Finance leases	(17,400)	4,812	(7,007)	(4,053)	99	(23,549)
Net debt	€(2,912,746)	€292,109	€(1,812,999)	€(23,718)	€(72,937)	€(4,530,291)

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

30   Analysis of Net Debt—(continued)

	December 2003	Cash Flow	Acquisitions and Disposals	Non Cash	Currency	December 2004
	€000	€000	€000	€000	€000	€000
Cash	86,137	55,623	—	—	(1,611)	140,149
Short term deposits and liquid resources	92,930	16,989	—	(35)	(2,000)	107,884
Cash and investments	179,067	72,612	—	(35)	(3,611)	248,033
Bank overdrafts and demand loans	(22,368)	(5,338)	—	—	(962)	(28,668)
Loans repayable within one year	(111,447)	54,348	—	3,698	(22,772)	(76,173)
Short term borrowing	(133,815)	49,010	—	3,698	(23,734)	(104,841)
Long and medium term borrowing	(3,118,074)	56,753	—	(44,539)	67,322	(3,038,538)
Net borrowing	(3,072,822)	178,375	—	(40,876)	39,977	(2,895,346)
Finance leases	(28,280)	13,576	—	(2,963)	267	(17,400)
Net debt	€(3,101,102)	€191,951	—	€(43,839)	€40,244	€(2,912,746)

	December 2002	Cash Flow	Acquisitions and Disposals	Non Cash	Currency	December 2003
	€000	€000	€000	€000	€000	€000
Cash	69,224	22,493	—	—	(5,580)	86,137
Short term deposits and liquid resources	115,107	(18,889)	—	(58)	(3,230)	92,930
Cash and investments	184,331	3,604	—	(58)	(8,810)	179,067
Bank overdrafts and demand loans	(51,378)	6,821	—	—	22,189	(22,368)
Loans repayable within one year	(110,776)	36,206	—	2,279	(39,156)	(111,447)
Short term borrowing	(162,154)	43,027	—	2,279	(16,967)	(133,815)
Long and medium term borrowing	(3,134,436)	(34,064)	(86,119)	(40,758)	177,303	(3,118,074)
Net borrowing	(3,112,259)	12,567	(86,119)	(38,537)	151,526	(3,072,822)
Finance leases	(22,587)	5,689	(13,138)	—	1,756	(28,280)
Net debt	€(3,134,846)	€18,256	€(99,257)	€(38,537)	€153,282	€(3,101,102)

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

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

31   Acquisitions and Disposals

	2005	2004	2003
	€000	€000	€000
Net (liabilities) / assets acquired (see below)	(203,598)	—	6,180
Reclassification from associates	—	—	(35,030)
Goodwill	1,185,705	2,731	174,659
	€982,107	€2,731	€145,809
Satisfied by:
Shareholders loan contributed	738,953	—	—
Cash payments	209,608	2,731	145,809
Deferred consideration	33,546	—	—
	€982,107	€2,731	€145,809
Net cash outflows
Cash payments	209,608	2,731	145,809
Cash acquired	(48,887)	—	(52,683)
Bank overdrafts acquired	44,811	—	8,955
	€205,532	€2,731	€102,081

Summary of net (liabilities) / assets acquired:

	2005	2004	2003
	€000	€000	€000
Net assets acquired:
Fixed assets:
Property, plant and equipment	1,557,132	—	269,385
Investments	3,533	—	3,616
Current assets:
Inventories	275,804	—	59,724
Accounts receivable and prepayments	572,415	—	115,628
Cash and investments held as current assets	48,887	—	52,683
Total assets	2,457,771	—	501,036
Accounts payable and accrued liabilities	(587,196)	—	(135,268)
Long term debt and other payables	(1,805,992)	—	(113,896)
Provisions for liabilities and charges	(312,151)	—	(6,197)
Fair value adjustment	45,467	—	(239,495)
Minority interests	(1,497)	—	—
Net (liabilities) / assets acquired at fair value to the Group	€(203,598)	€—	€6,180

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

31   Acquisitions and Disposals—(continued)

Summary of effects of the acquisition of Kappa

The acquisition of Kappa was completed on December 1, 2005. The fair value exercise relating to the acquisition is preliminary and is reflected in the schedule below although the fair value exercise on fixed and intangible assets has been substantially completed and the fair value exercise on pensions has also been substantially completed, and no significant adjustment is expected in relation to these amounts.

	Book Value	Policy Alignment	Revaluations	Fair Value
	€ millions	€ millions	€ million	€ million
Cash	49	—	—	49
Accounts receivable and prepayments	575	(2)	(1)	572
Inventories	258	18	—	276
Financial assets	3	—	—	3
Property, plant and equipment	1,574	(17)	23	1,580
Intangible assets	—	—	35	35
Total assets	2,459	(1)	57	2,515

Accounts payable and accruals	(581)	(6)	(8)	(595)
Long term debt and other long term liabilities	(1,806)	—	(4)	(1,810)
Provisions for liabilities and charges	(385)	73	—	(312)
Minorities	(2)	—	—	(2)
Net (liabilities)/assets acquired	(315)	66	45	(204)
Shareholders loans acquired				(739)
Goodwill				1,186
Total consideration				243
Deferred consideration				(33)
Cash payments				€210

The consolidated financial statements of cash flows for 2005 includes the following significant cash flows in relation to Kappa

€ million
Net cash flow from operating activities	71
Interest paid	(20)
Purchase of tangible fixed assets	(25)

The summarized statements of operations and statements of total recognized gains and losses for Kappa from the beginning of its financial year on January 1, 2005 to November 30, 2005 are set out below. These figures are reported in accordance with accounting standards generally accepted in The Netherlands and are unaudited.

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

31   Acquisitions and Disposals—(continued)

Summarized statements of operations

Jan. 1, 2005 through Nov. 30, 2005
€ millions
Net Sales	2,585
Operating Income	154
Exceptional items	(11)
Profit before interest	143
Net interest	(208)
Loss before taxes	(65)
Tax	(11)
Net loss for the period	€(76)

Statements of total recognized gains and losses

Jan. 1, 2005 through Nov. 30, 2005
€ millions
Net loss for the period	(76)
Translation adjustment on foreign currency net investments	(8)
Total recognized gains and losses	€(84)

The net loss for Kappa for the year ended December 31, 2004 was €79 million.

Summary of effects of the acquisition of the SSCC European assets in 2003

	Book Value	Revaluations	Fair Value
	€ millions	€ millions	€ millions
Cash	29	—	29
Accounts receivable and prepayments	103	—	103
Inventories	49	—	49
Property, plant and equipment	103	115	218
Accounts payable and accruals	(98)	—	(98)
Long term debt and other long term liabilities	(115)	—	(115)
Other liabilities	(95)	(59)	(154)
Net assets acquired	€(24)	€56	32
Goodwill			174
Consideration			€206

32   Parent Undertakings and Controlling Parties

The immediate parent of the company is JSL. The ultimate controlling party and parent undertaking of the largest group of which the company is a member, and for which group financial statements are

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

32   Parent Undertakings and Controlling Parties—(continued)

prepared, is SKGL. The parent undertaking of the smallest group of which the company is a member, and for which group financial statements are prepared, is JSG Holdings. SKGL, JSG Holdings and JSL are companies incorporated in Ireland.

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and file reports, including Annual Reports on Form 20-F, and other information with the SEC. You may read and copy any document we file with the SEC at its public reference rooms at 100 F Street, N.E. Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. In addition, the SEC maintains an Internet site at http://www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC. These filings are also available to the public from commercial document retrieval services.

JSG Funding’s annual report on Form 20-F, current reports on Form 6-K, and all amendments to those reports are made available free of charge through our website (www.smurfitkappa.com) as soon as practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission.

33   Companies (Amendment) Act, 1963 to 2005

The financial statements in this report do not comprise ‘full group accounts’ within the meaning of Regulation 40(1) of the European Communities (Companies: Group Accounts) Regulations, 1992 of Ireland in so far as such group accounts would have to comply with the disclosure and other requirements of those Regulations. The auditors have made reports without qualification and without reference to an emphasis of matter under Section 193 of the Companies Act, 1990, in respect of the consolidated financial statements for the years ended December 31, 2004 and 2003. Full group accounts for JSL for the year ended December 31, 2003 have been filed with the Irish Registrar of Companies. Full accounts for SKGL for the year ended December 31, 2004 have also been filed with the Registrar of Companies. Full accounts for SKGL for the year ended December 31, 2005 will be filed with the Registrar in due course.

34   Comparative Figures

Certain figures for the prior years have been adjusted to conform with 2005 classifications and disclosure requirements.

35   Differences Between Accounting Principles Generally Accepted in Ireland and in the United States

The Group’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in Ireland (“Irish GAAP”), which differ in certain respects from accounting principles generally accepted in the United States (“US GAAP”). The significant differences as they apply to the Group and the necessary adjustments are summarized below.

Goodwill

Irish GAAP, FRS 10—“Goodwill and Intangible Assets,” requires goodwill to be capitalized as an intangible fixed asset and amortized in the statement of operations over its estimated useful life. For US GAAP, the Group applies SFAS No. 142 “Goodwill and Other Intangible Assets”. Under SFAS No. 142, goodwill is no longer amortized, but is tested for impairment on an annual basis and

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

35   Differences Between Accounting Principles Generally Accepted in Ireland and in the United States—(continued)

whenever indicators of impairment arise. The Group’s identified indicators of impairment under SFAS No. 142 are the same as under SAB No. 100, “Restructuring and Impairment Charges”.

The goodwill impairment test, which is based on fair value, is to be performed on a reporting unit level using a two-step impairment test. A reporting unit is an operating segment as defined by SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”, or one level lower. In the first step, the fair value of a reporting unit is compared with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying value, goodwill is not deemed to be impaired and step two of the impairment test is not required. If the fair value of the reporting unit is lower than the carrying value of long term assets and net working capital, step two needs to be performed to measure the amount of impairment. The second step of the goodwill impairment test, used to measure the amount of impairment loss, compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss shall be recognized in an amount equal to that excess. The loss recognized cannot exceed the carrying amount of goodwill.

The fair value of each reporting unit was determined based upon JSG’s segment reporting. According to these calculations, the fair value of the reporting units exceeded the carrying value of their net assets. Therefore, the additional analysis was not required and there was no impairment of goodwill upon adoption of SFAS No. 142. The Group performed an annual impairment test in the last quarter of 2003, 2004 and 2005. No indicators of impairment were identified.

Under Irish GAAP, the Group accounts for goodwill arising on the acquisition of a foreign entity as a euro functional asset. Under U.S. GAAP, SFAS No. 52 requires goodwill and any fair value adjustments arising out of the purchase of a foreign entity to be treated as currency assets and liabilities of the foreign operation and translated at the closing rates with differences taken to the currency translation adjustment recorded in other comprehensive income as a component of shareholders’ equity.

Intangible Assets

Under US GAAP, €141 million representing the allocated value for customer relationships has been accounted for as intangible assets under US GAAP. Irish GAAP does not permit the separate recognition of such assets and thus has included the €141 million amount in goodwill. Such goodwill is amortized under Irish GAAP on a straight-line basis over 40 years. The separately identified intangible assets have been amortized on a straight-line basis over 5 - 8 years under US GAAP.

Deferred taxation

Irish GAAP, FRS 19—“Deferred Tax” requires full provision to be made for deferred tax arising from timing differences between the recognition of gains and losses in the financial statements and their recognition in tax computations. In adopting FRS 19, we have chosen not to discount deferred tax assets and liabilities. This standard eliminated a number of the differences between accounting for deferred tax under Irish and US GAAP. However, under SFAS No. 109—“Accounting for Income Taxes”, deferred taxation would also be provided under US GAAP on the difference between the accounting and taxation bases of assets and liabilities of subsidiaries acquired. Deferred income taxes on the taxable US GAAP adjustments are included within the reconciliations.

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

35   Differences Between Accounting Principles Generally Accepted in Ireland and in the United States—(continued)

Retirement benefits

Under Irish GAAP, FRS 17—“Retirement Benefits” requires that scheme assets are valued at fair value and scheme liabilities are measured using the Projected Unit Credit method. Net scheme assets and liabilities, reduced by deferred tax amounts, are required to be shown on the face of the balance sheet as a pension asset or liability as appropriate. JSG Funding has also adopted Urgent Issues Task Force abstract 35—“Death-in-service and incapacity benefits” (“UITF 35”). Under US GAAP the main differences with Irish GAAP arise in relation to the recognition of actuarial gains and losses and the treatment of death-in-service and incapacity benefits. Under US GAAP, net scheme assets and liabilities are required to be shown gross of deferred tax amounts.

Hyper-inflationary economies

The Group accounts for the activities of its subsidiaries in Mexico, Colombia, Venezuela and Argentina, which historically have high rates of inflation, using the US dollar as the functional currency.

Under US GAAP for each of the periods presented, Mexico, Colombia, Argentina and Venezuela would not be regarded as hyper-inflationary and the Mexican Peso, the Colombian Peso, the Argentinean Peso and the Venezuelan Bolivar respectively would have been used as the functional currency. The application of US GAAP has no material effect on the reported net income of these subsidiaries.

Stock-based employee compensation expense

SFAS No. 123—“Accounting for Stock-Based Compensation” encourages, but does not require, compensation expense for employee stock options to be measured based on their fair value at the date of grant, determined using option valuation models. JSG Funding elected to continue to account for stock based employee compensation in accordance with APB Opinion No. 25—“Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations and to provide the pro forma information required by SFAS No. 123.

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

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

35   Differences Between Accounting Principles Generally Accepted in Ireland and in the United States—(continued)

Accounting for associates

Irish GAAP requires separate disclosure of operating earnings, net interest, exceptional items and the taxation charge arising in associates. Under US GAAP earnings of associates, net of taxation would be shown as a single line item in arriving at net income.

Financial instruments

Under Irish GAAP all hedging instruments are matched with their underlying hedged item. Each instrument’s gain or loss is brought into the profit and loss account and its fair value into the balance sheet at the same time as is the matched underlying asset, liability, income or cost.

Under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” all derivative instruments are recognized on the balance sheet at their fair values. Changes in fair value are either recognized periodically in income or in shareholders’ equity as a component of comprehensive income depending on whether the derivative qualifies for hedge accounting in accordance with the requirements of SFAS No. 133, and if so, whether it qualifies as a fair value hedge or cash flow hedge. Changes in fair value of derivatives accounted for as fair value hedges are recorded in income along with the corresponding portions of the changes in the fair value of the hedged items, to the extent they are effective as hedges. Changes in fair value of derivatives accounted for as cash flow hedges, to the extent they are effective as hedges, are recorded in other comprehensive income net of deferred taxes. Changes in fair values of derivatives not qualifying as hedges are reported in net income.

Under Irish GAAP the functional currency of the Group’s operations in Latin America is the US$. The Group’s investment in these operations is financed by US$ borrowing. The carrying amounts of these operations are translated at the end of each accounting period at the closing rates of exchange. The resulting exchange differences are taken directly to reserves. Exchange gains or losses on the related US$ borrowing are then offset as a reserve movement against the exchange differences.

Under U.S. GAAP the functional currency of our Latin American operations is the local currency of each of the countries in which we operate. While net investment hedge accounting is permitted, the use of a different functional currency for our Latin American operations results in our US$ debt not directly matching the local currency net assets. The Group does not meet the US GAAP criteria for net investment hedge accounting using a tandem currency debt instrument and as a result the translation gains and losses on the debt instrument are recorded in the statement of operations rather than in other comprehensive income.

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

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

35   Differences Between Accounting Principles Generally Accepted in Ireland and in the United States—(continued)

Under US GAAP, SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” establishes a single accounting model for long-lived assets to be disposed of by sale consistent with the fundamental provisions of SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of”. While it supersedes portions of APB Opinion 30, “Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”, it retains the discontinued operations presentation, yet it broadens that presentation to include a component of an entity (rather than a segment of a business). However, discontinued operations are no longer recorded at net realizable value and future operating losses are no longer recognized before they occur. Under SFAS No. 144, it is no longer necessary to allocate goodwill to long-lived assets and then perform impairment testing. Furthermore, it has been stipulated that in situations where it is expected that certain flows of capital will be accumulated in areas subject to impairment testing, these can be calculated on the basis of a probability-weighted cash flow estimate. SFAS No. 144 also establishes criteria for determining when an asset should be treated as held for sale.

Insurance Receipts

Under Irish GAAP insurance receipts related to the interruption of business are deferred and released to income against the related costs.

Under US GAAP, FIN 30, SOP 96-1 and EITF 01-13 require insurance receipts to be recognized on receipt.

Restructuring and integration costs

The rules for recognizing restructuring and integration costs in the statement of operations are generally consistent between Irish and US GAAP. However, under Irish GAAP, on the acquisition of a business, costs in connection with restructuring would not be recorded in purchase accounting but would be expensed as incurred post acquisition. Under US GAAP, a purchase accounting liability would be recorded for qualifying costs and goodwill increased if certain requirements are satisfied as prescribed by EITF 95-3.

Leveraged buyout transactions

Under US GAAP, because of the application of the EITF issue 88-16, “Basis in Leveraged Buyout Transactions”, only partial purchase accounting applied to the acquisition of JSG in 2002. The approximate 8% rollover investment by senior management shareholders would be valued at their predecessor basis in JSG as opposed to the inherent new basis in successor. The primary effect of that adjustment was to reduce goodwill and shareholders’ equity. Under Irish GAAP, no such adjustment is required.

Composition of JSG Funding Group—consolidation of companies sold to affiliates

As part of the MDP acquisition, certain assets were transferred to newcos, wholly owned subsidiaries of JSL. The newcos borrowed €125 million which was lent to JSL to fund a €125 million capital contribution in JSG Funding. Under US GAAP, the newcos would be consolidated in JSG Funding’s

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

35   Differences Between Accounting Principles Generally Accepted in Ireland and in the United States—(continued)

financial statements, causing debt of JSG Funding to increase and equity of JSG Funding to decrease. Even though JSG Funding under US GAAP would consolidate the newcos, JSG Funding had no repayment obligations relating to the newco debt, which was recourse only to the assets of the newcos. The newcos facility was fully paid before December 31, 2003.

Consolidation of assets held for sale

The European Commission approval of the Kappa merger required the divestment by the Group of certain Kappa and Smurfit plants. Under Irish GAAP the Smurfit plants continue to be consolidated until they are sold and the Kappa plants are included as available for sale and are shown as current assets recorded at the lower of cost or net realizable value.

Under US GAAP both the Kappa and the Smurfit plants are consolidated but treated as held for sale under SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”. The assets and liabilities are included at fair value less costs to sell and are shown as current assets and liabilities. Any fair value adjustment on the Kappa plants is treated as part of purchase price accounting but any subsequent adjustments to fair value will be taken to the income statement. Assets held for sale includes assets of €92,901,000 and liabilities of €38,497,000 which are included in the European Specialties segment.

Under US GAAP, the results from operations for assets held for sale are included in the consolidated statement of operations whereas they are excluded under Irish GAAP.

Inventory valuation—fair value

Under Irish GAAP the fair value of inventory in an acquisition would be based either, on the current cost to the acquired entity of reproducing the inventory or on the historical cost of the inventory (including the interest cost of holding the inventory) where it is difficult to find replacement cost as replacement would be impossible.

Under US GAAP, inventory acquired in a transaction accounted for under the purchase method is as follows: (a) finished are valued at estimated selling prices less the sum of the costs of disposal and a normal profit; (b) work in process inventories are valued at estimated selling prices less the sum of the costs of completion, costs of disposal, and a normal profit; and (c) raw material inventories are valued at current replacement cost. The differences in valuation of inventory acquired in the Kappa transaction under Irish GAAP and US GAAP will result in an adjustment to goodwill in the reconciliations.

Long term receivables

Under Irish GAAP, certain long term receivables are included in current assets. Under US GAAP, they are included in long term assets.

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

35   Differences Between Accounting Principles Generally Accepted in Ireland and in the United States—(continued)

Currency Translation Adjustment

Adjustments arising on translation of the results of non-euro entities operations at average rates and on restatement of the opening net assets at closing rates into the consolidated financial statements are dealt with in the consolidated statement of total recognized gains and losses under Irish GAAP and in the statement of other comprehensive income under US GAAP.  The currency translation adjustment included in other comprehensive income includes the translation impact of the adjustments to net loss under US GAAP for each year.  Furthermore, the currency translation adjustment for each Irish GAAP to US GAAP reconciling item has been included in their respective line items in the shareholders’ reconciliation itself.

Scope of Consolidation—push-down of PIK notes

On December 1, 2005 SKGL, JSG Acquisitions and the shareholders of Kappa Holding B.V. (“Kappa”) concluded an agreement resulting in the merger of the operations of both groups of companies. The merger was completed through the issue of shares by SKGL and the payment of consideration comprising cash of approximately €238 million and an €89 million subordinated promissory note, primarily to Kappa’s former shareholders. These 9% shareholder PIK notes mature on December 31, 2016.

In January 2005, JSG Holdings plc (“JSG Holdings”) completed an offering of €325 million in aggregate principle amount of 11.5% senior PIK notes due 2015, through a series of transactions substantially all of the net proceeds were paid to shareholders by means of a capital reduction under Irish law.

Under Irish GAAP, transactions of both SKGL and JSG Holdings are not consolidated in the Group’s consolidated financial statements.

Under US GAAP in certain circumstances, parent company third party debt and associated costs would be pushed-down to the reporting entity.

Effectively, the Group is deemed to absorb a majority of the risk of certain of the debt transactions of JSG Holdings and SKGL. As such, these aforementioned debt transactions have been pushed down into the consolidated financial statements as of December 31, 2005. The JSG Holdings transaction would be reflected as an increase of outstanding debt with the resulting proceeds, net of issue costs, treated as a distribution to shareholders. The SKGL transaction would also be reflected as an increase of outstanding debt with an equal reduction in equity. The accrued interest associated with these notes would be recorded in the statement of operations.

The fair value of the 11.5% senior PIK notes due 2015 and of the 9% subordinated promissory notes as at December 31, 2005 was €322.4 million and €89.6 million respectively.

Gain on Munksjo Disposal

The Company disposed of its Munksjo pulp, specialty paper and tissue operations during the year ended December 31, 2005.  As the carrying value of these entities differed under Irish GAAP and US GAAP, the reconciliation of income includes an adjustment to the gain on disposal accordingly.

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

35   Differences Between Accounting Principles Generally Accepted in Ireland and in the United States—(continued)

The following is a summary of the significant adjustments to net loss and shareholders’ equity which would be required if US GAAP were to be applied instead of Irish GAAP.

	Restated	Restated	Restated
	2005	2004	2003
	€000	€000	€000
Income
Net loss reported in the consolidated statement of operations	(177,346)	(34,489)	(67,328)
Adjustments:
Goodwill amortization	28,914	37,925	33,817
Other intangibles amortization	(2,038)	—	—
Retirement benefits	(8,118)	(3,061)	(3,999)
Deferred taxation	4,936	9,309	22,699
Stock based compensation expense	(17,696)	(330)	(493)
Inventory valuation—fair value	(5,451)	—	(5,264)
Management rollover investment	614	616	894
Financial instruments—fair value	11,414	(33,275)	(13,779)
Translation gains/(losses) arising on net investment hedging	(66,808)	44,056	116,054
Consolidation of companies sold to affiliates	(34,053)	(8,195)	(3,295)
Adjustment to gain on Munksjö disposal	2,597	—	—
Consolidation of assets held for sale	163	—	—
Insurance receipts	(398)	—	—
Push down of PIK notes	(36,959)	—	—
	(122,883)	47,045	146,634
Net (loss) / income as adjusted to accord with US GAAP	€(300,229)	€12,556	€79,306
Arising from:
Continuing operations	(271,804)	(21,332)	33,348
Acquired activities	(26,181)	—	—
Discontinued activities	(2,244)	33,888	45,958
Net (loss) / income available to ordinary shareholders as adjusted to accord with US GAAP	€(300,229)	€12,556	€79,306

Total Comprehensive Income

	Restated	Restated	Restated
	2005	2004	2003
	€000	€000	€000
Net (loss) / income available to ordinary shareholders as adjusted to accord with US GAAP	(300,229)	12,556	79,306
Other comprehensive income / (loss):
Financial instruments—fair value(1)	7,268	(19,365)	(1,757)
Unrealized foreign currency translation adjustments	84,931	(20,965)	(109,982)
Retirement benefits	(77)	(4,824)	6,533
Comprehensive loss	€(208,107)	€(32,598)	€(25,900)

(1)   Financial instruments—fair value of €7,268,000 in 2005 is net of the tax benefit of €773,000.

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

35   Differences Between Accounting Principles Generally Accepted in Ireland and in the United States—(continued)

Net losses of €3,075,000 of the accumulated adjustments to total comprehensive income in respect of the fair value of financial instruments are expected to be reclassified into earnings in the next twelve months. These instruments derive from gains and losses on derivatives hedging cash flows on forecasted transactions (the maximum period for which is two years) and on interest rate swaps qualifying as cash flow hedges.

Shareholders’ Equity

	Restated	Restated
	2005	2004
	€000	€000
Shareholders’ equity as reported in the consolidated balance sheet	1,418,862	869,101
Adjustments:
Goodwill—Gross	112,436	44,005
—Aggregate amortization	101,606	81,695
Other intangibles amortization	(2,038)	—
Hyper-inflationary economies—property, plant and equipment
—Cost	103,026	140,133
—Aggregate depreciation	(49,707)	(63,141)
Hyper-inflationary economies—investments	310	3,013
Retirement benefits	(30,597)	(34,147)
Deferred taxation	(137,896)	(127,194)
Financial instruments—fair value	(30,059)	(48,741)
Minority share of US GAAP adjustments	(6,376)	(8,615)
Consolidation of companies sold to affiliates	(176,859)	(146,519)
Rollover investment by JSG management	(74,961)	(75,574)
Insurance receipts	540	—
Provisions	(8,770)	—
Push down of PIK notes	(442,582)	—
	(641,927)	(235,085)
Shareholders’ equity as adjusted to accord with US GAAP	€776,935	€634,016

Shareholders’ equity under US GAAP includes assets amounting to €157,285,000 and liabilities amounting to €57,403,000 held for sale at December 31, 2005.

U.S. GAAP Restatement Items

SFAS No. 52 requires goodwill and any fair value adjustments arising out of the purchase of a foreign entity to be treated as currency assets and liabilities of the foreign operation and translated at the closing rates with differences taken to the currency translation adjustment recorded in other comprehensive income as a component of shareholders’ equity. Accordingly, in performing this goodwill allocation to subsidiaries and applicable currency translation, the Group has restated financial statement amounts presented in accordance with US GAAP to reflect the currency movement associated with goodwill in the years 2003 and 2004. This resulted in a cumulative increase in currency translation adjustment of €93,533,000 as of December 31, 2004 leading to a reduction in both goodwill and shareholders’ equity

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

35   Differences Between Accounting Principles Generally Accepted in Ireland and in the United States—(continued)

reported under US GAAP for an identical amount. Consequently, the currency translation adjustment in other comprehensive loss for the years ended December 31, 2004 and 2003 increased by €8,409,000 and €85,124,000, respectively, thereby increasing other comprehensive loss by identical amounts in both years. This restatement did not impact the consolidated statement of operations or cash flows for the years ended December 31, 2004 and 2003 as presented in accordance with US GAAP.

US GAAP requires parent company third party debt and associated issue costs to be pushed down to the reporting entity under certain circumstances. Accordingly, on analysis of parent company third party debt, the Group considers it appropriate to adopt push-down accounting in respect of the issuance of PIK notes by SKGL with regard to the Kappa acquisition. This resulted in a cumulative increase in third party debt of €89,620,000 as of December 31, 2005 leading to a reduction in income of €667,000 and a reduction in shareholders’ equity reported under US GAAP of €89,620,000. The Group has also pushed down debt issue costs of €8,330,000 related to the €325,000,000 PIK notes issued by JSG Holdings which leads to an increase in net loss of €751,000 for the year ended December 31, 2005 and an increase in deferred debt issue costs and an increase in shareholders’ equity reported under US GAAP of €7,579,000.  These restatements did not impact the consolidated statement of operations, balance sheet or cash flows for the years ended December 31, 2004 and 2003 as presented in accordance with US GAAP.

Under U.S. GAAP the functional currency of the Group’s Latin American operations is the local currency of each of the countries in which it operates. The Group did not meet the criteria for net investment hedge accounting using a tandem currency debt instrument under US GAAP and as a result the Group has restated the statements of operations and other comprehensive income reclassifying the translation gains and losses on the debt instrument. For 2003 and 2004 net income under US GAAP increased by €116,054,000 and €44,056,000 with a corresponding decrease in other comprehensive income. For 2005 net income under US GAAP decreased by €66,808,000 with a corresponding increase in other comprehensive income. These restatements do not impact the shareholders’ equity or cash flows reported under US GAAP for any of the years presented.

The Group has restated shareholders’ equity presented in accordance with US GAAP to correct certain clerical errors in relation to the fair value adjustments arising on the acquisition of Kappa. These restatements decreased shareholders’ equity reported under US GAAP by €2,544,000 at December 31, 2005. They did not impact the consolidated statement of operations or cash flows for the years ended December 31, 2005, 2004 and 2003 as presented in accordance with US GAAP.

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

35   Differences Between Accounting Principles Generally Accepted in Ireland and in the United States—(continued)

Accumulated Other Comprehensive Income Amounts—Restated

	Currency Translation Adjustments	Financial Instruments (Losses)/Gains	Retirement Benefits	Total
	€000	€000	€000	€000
Balance at December 31, 2002	(25,509)	(4,534)	3,773	(26,270)
Movement in the year	(109,982)	(1,757)	6,533	(105,206)
Balance at December 31, 2003	(135,491)	(6,291)	10,306	(131,476)
Movement in the year	(20,965)	(19,365)	(4,824)	(45,154)
Balance at December 31, 2004	(156,456)	(25,656)	5,482	(176,630)
Movement in the year	84,931	7,268	(77)	92,122
Balance at December 31, 2005	€(71,525)	€(18,388)	€5,405	€(84,508)

Cash Flows

The consolidated statement of cash flows prepared under Irish GAAP presents substantially the same information as that required under US GAAP by SFAS No. 95—“Statement of Cash Flows”. This standard differs, however, with regard to the classification of items within the statements and as regards the definition of cash and cash equivalents. Under US GAAP, cash would not include bank overdrafts. The movements on such bank overdrafts are required to be included in financing activities under SFAS No. 95. Under US GAAP only short term investments with a maturity of three months or less at the date of acquisition are included in cash equivalents. Under US GAAP, movements on restricted cash are included as investing activities. Under Irish GAAP movements in short term maturity investments and restricted cash are classified as management of liquid resources. Under Irish GAAP, cash flows are presented separately for operating activities, dividends received from associates, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and disposals, equity dividends paid, management of liquid resources and financing. US GAAP, however, requires only three categories of cash flow activity to be reported: operating, investing and financing.

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

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

35   Differences Between Accounting Principles Generally Accepted in Ireland and in the United States—(continued)

The categories of cash flow activity under US GAAP are summarized as follows:

	2005	2004	2003
	€000	€000	€000
Cash inflow from operating activities	188,396	362,737	375,126
Cash (outflow) on investing activities	(530,701)	(174,770)	(333,626)
Cash inflow / (outflow) from financing activities	349,360	(129,731)	(29,296)
Increase in cash and cash equivalents	7,055	58,236	12,204
Currency adjustment on cash and cash equivalents	9,804	(3,611)	(8,810)
Cash and cash equivalents at beginning of period	230,948	176,323	172,929
Cash and cash equivalents at end of period	€247,807	€230,948	€176,323

Business Combinations—Additional Information Required

Pro-forma sales and net income/(loss) for Group under US GAAP for the year ended December 31, 2005 were €7,022 million (unaudited) and (€209.1) million (unaudited), respectively (2004: €7,649 million (unaudited) and net income of €107.8 million (unaudited), respectively). Pro forma net income for 2005 includes early debt extinguishment costs of €104.7 million (unaudited) which are not expected to reoccur.

Other intangibles amortization charge is projected to be approximately €24 million annually for the next 5 years.

Deferred taxation—additional information required by SFAS No. 109

The analysis of the US GAAP deferred taxation liability required by SFAS No. 109 is as follows:

	2005	2004
	€000	€000
Deferred taxation liabilities:
Excess of book value over tax value of fixed assets	386,203	295,702
Other timing differences	81,974	83,526
	468,177	379,228
Deferred taxation assets:
Net operating loss carry forwards	(293,035)	(61,422)
Valuation allowances	167,005	29,631
Retirement benefits	(58,264)	(45,679	)(1)
Other timing differences	(2,573)	(42,447)
	(186,867)	(119,917)
	€281,310	€259,311
Split as follows:
Current	(14,418)	(20,177)
Non current	295,728	279,488
	€281,310	€259,311

(1)          Retirement benefits includes €52,776,000 (2004: €44,319,000) in relation to deferred tax which has been recorded within ‘Pension liabilities’ (note 24).

Valuation allowances are set up for losses carried forward in those jurisdictions in which it is more likely than not that the losses carried forward will not be utilized to offset future taxable income or in which there is no deferred tax liability against which the related asset can be offset prior to expiry.

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

35   Differences Between Accounting Principles Generally Accepted in Ireland and in the United States—(continued)

Share option schemes—additional information required by SFAS No. 123

As permitted by SFAS No. 123, “Accounting for Stock-Based Compensation” and amended by SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure,” the Group has elected to account for shares to be issued under the Management Participation Agreement under Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and adopt the disclosure only provisions of SFAS No. 123 and SFAS No. 148. Under SFAS No. 123, options are valued at the grant date using the Black-Scholes valuation model and compensation expenses are recognized ratably over the vesting period. Had compensation expenses been determined as prescribed by SFAS No. 123, the Group’s net loss for the period presented would have been as shown in the table below.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected share price volatility. Because the Group’s employees share options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee share options. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period (see “Stock based employee compensation expense” above for a description of the vesting period).

	2005	2004	2003
	€000	€000	€000
Net loss attributable to common shareholders under US GAAP
As reported (Restated)	(300,229)	12,556	79,306
Add: Stock-based employee compensation expense included in reported net loss	17,696	259	394
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(1,316)	(1,073)	(769)
Pro forma (Restated)	€(283,849)	€11,742	€78,931

In September 2002, Jefferson Smurfit Group Ltd. (f/k/a MDCP Acquisitions plc) (“JSGL”) adopted the 2002 Management Equity Plan (the “2002 Plan”). The Plan provides for the issuance of equity purchase rights for a nominal value of €0.001 each through long-term equity incentive awards to our eligible employees, officers, and directors (“Participants”). Each award is comprised of Series A, Series B and Series C convertible shares in JSGL and is proportioned as 40%, 40% and 20%, respectively. Series A convertible shares vest over a three year period ending on December 31, 2007. Series B and Series C convertible shares will convert over the same time period if certain Internal Rate of Return performance requirements are met. Each series of convertible share would automatically convert into Series D convertible shares upon vesting. Subject to certain criteria, these Series D convertible shares then could be converted into Ordinary Shares of JSGL upon payments of an agreed upon conversion price, usually fair market value of JSGL shares at the date of the original award grant. Each award has a life of ten years from the date of grant. Also, there are certain restrictions on transferring convertible or ordinary shares.

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

35   Differences Between Accounting Principles Generally Accepted in Ireland and in the United States—(continued)

When a Participant terminates employment from JSGL, JSGL reserves the right to redeem or purchase the convertible shares and any Ordinary Shares acquired as a result of the conversion thereof.

In February 2004, the 2002 Plan was amended (the “2004 Plan”) and restated to, among other things, to provide a clause that provides variability in the exercise price for the aforementioned equity awards based upon accrued interest for the senior PIK notes in JSG Holdings plc. Furthermore, the awards were exchanged for an identical number of shares in JSG Packaging Ltd. (subsequently renamed to Smurfit Kappa Group Ltd. (“SKG”) in 2005). These changes to the 2002 Plan did not take affect until February 2005 when a corporate restructuring occurred. All other significant terms and conditions of the 2002 Plan remained unchanged with the amendment.

In December 2005, the 2004 Plan was amended (the “2005 Plan”) in which SKG gave Participants the opportunity to exchange their awards of Series A, Series B and Series C convertible shares into an equal number of Series E, Series F and Series G convertible shares having basically the same terms and conditions. Participants had to exchange their entire award, not just a particular series of convertible shares. The main changes to the convertible shares were that vesting dates were changed to the three years ended December 31, 2010 and the performance criteria for the Series F and Series G convertible shares were slightly different to those for the Series B and Series C convertible shares, which they replaced. Additionally, SKG introduced Series H convertible shares, which automatically convert into Series I convertible shares upon vesting then can be converted into Ordinary Shares of SKG. The vesting provisions for Series H convertible shares are similar to Series F convertible shares except that once converted into Series I convertible shares, they are not subject to the variable exercise price that the other series of convertible shares possess. All other significant terms and conditions of the 2004 Plan remained unchanged with the amendment.

The opportunity to exchange the convertible shares under the 2005 Plan did not occur until the first quarter of 2006. Accordingly, as of December 31, 2005, no Series E, Series F or Series G convertible shares were outstanding.

A summary of the activity under the 2002 Plan, as amended, for the three years ended December 31, 2005 is presented below:

	A Convertible	B Convertible	C Convertible	H Convertible	Total
April 16, 2003 Shares allotted	3,118,907	3,118,907	1,559,449	—	7,797,263
October 21, 2003 Shares allotted	176,253	176,253	88,126	—	440,632
Balance at December 31, 2003	3,295,160	3,295,160	1,647,575	—	8,237,895
March 5, 2004 Shares allotted	41,534	41,534	20,767	—	103,835
Balance at December 31, 2004	3,336,694	3,336,694	1,668,342	—	8,341,730
December 5, 2005 Shares allotted	—	—	—	2,062,880	2,062,880
Balance at December 31, 2005	3,336,694	3,336,694	1,668,342	2,062,880	10,414,610
Exercisable at December 31, 2005	1,112,231	—	—	—	1,112,231

The exercise price for all convertible shares at December 31, 2005 was €5.12.

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

35   Differences Between Accounting Principles Generally Accepted in Ireland and in the United States—(continued)

Pension costs and termination indemnities—information required by SFAS No. 87 and SFAS No. 132

The components of the defined benefit net pension expense for the Group’s defined benefit plans, termination indemnities and post retirement healthcare defined benefit plans for the years ended December 31, 2005, 2004 and 2003 under SFAS No. 87 amended by SFAS No. 132 are estimated to be as follows:

	2005	2004	2003
	€000	€000	€000
Service cost	37,450	38,470	36,885
Interest cost	57,731	56,282	55,573
Expected return on plan assets	(44,259)	(40,627)	(39,669)
Amortization of unrecognized transition obligation or asset	112	—	—
Recognized gains and losses	5,453	61	4,118
Recognized prior service cost	(451)	57	655
Loss due to settlement or curtailment	(2,564)	(636)	—
	€53,472	€53,607	€57,562

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

35   Differences Between Accounting Principles Generally Accepted in Ireland and in the United States—(continued)

The estimated fund status of the Group’s defined benefit plans, termination indemnities and post retirement healthcare defined benefit schemes under SFAS No. 87 amended by SFAS No. 132 was as follows:

	2005	2004
	€000	€000
Change in benefit obligation
Benefit obligation at beginning of period	1,123,272	1,081,891
Service cost	37,450	38,470
Interest cost	57,731	56,282
Contributions by plan participants	7,180	7,908
Actuarial gains and losses	89,686	8,486
Benefits paid	(58,201)	(60,748)
Divestitures, curtailments or settlements	(8,997)	(542)
Plan amendments	(61)	(1,793)
Reclassification	—	2,291
Acquisitions	799,806	—
Disposals	(29,741)	(101)
Currency adjustments	25,249	(8,872)
Benefit obligation at end of period	2,043,374	1,123,272
Change in plan assets
Fair value of plan assets at beginning of period	655,105	621,833
Actual return on assets	121,834	40,999
Contributions by employer	51,077	51,921
Contributions by plan participants	7,180	7,908
Benefits paid	(58,201)	(60,748)
Divestitures, curtailments or settlements	(3,048)	—
Acquisitions	536,793	—
Disposals	(7,705)	—
Currency adjustment	16,156	(6,808)
Fair value of plan assets at end of period	1,319,191	655,105
Funded status of the plans	(724,183)	(468,167)
Amounts available to be applied as an increase / (reduction) of future pension costs:
Unrecognized actuarial gains or losses	(7,003)	(13,162)
Unrecognized prior service cost	(1,535)	(1,680)
Minimum pension liability	(6,020)	(6,694)
(Accrued) pension costs	€(738,741)	€(489,703)

The Group’s postretirement healthcare defined benefit schemes are in the US. The estimated fund status of these schemes at December 31, 2005 were €2,412,000 (2004: €2,245,000).

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

35   Differences Between Accounting Principles Generally Accepted in Ireland and in the United States—(continued)

Plan assets less than projected benefit obligations include overfunded plans at December 31, 2005, €3,200,000 (2004: nil) and underfunded plans at December 31, 2005 of €727,383,000 (2004: €468,167,000).The following assumptions were used to determine the defined benefit expense for the Group.

	2005	2004	2003
Weighted average assumed discount rate	4.9%	5.5%	5.4%
Weighted average rates of compensation increase	3.1%	3.3%	3.2%
Weighted average expected long term rates of return on plan assets	6.1%	6.7%	6.5%

The calculation of the projected benefit obligation at December 31, 2005 assumed a discount rate of approximately 4.6% (2004: 5.1%).

The assets of the plans are invested primarily in equities, fixed interest securities, insurance contracts and real estate.

The weighted-average asset allocations at December 31, 2005 and 2004 by asset category of the defined benefit pension schemes is shown below:

	Plan assets
	Target Allocation	Percentage of Plan Assets at December 31,
		2005	2004
Equity securities	15 - 80%	50%	49%
Debt securities	20 - 85%	38%	39%
Real Estate	0 - 10%	6%	6%
Other	0 - 10%	6%	6%
Total		100%	100%

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

The Group’s expected return on assets of the defined benefit schemes is based on recommendations from the plan actuary, having considered anticipated future long term performance of individual asset classes. Consideration is also given to the appropriate asset allocation strategy, given the anticipated requirements of the plan to determine the average rate of return expected on the funds invested to provide for the pension plan benefits. While appropriate consideration is given to recent fund performance and

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

35   Differences Between Accounting Principles Generally Accepted in Ireland and in the United States—(continued)

historical returns, the assumption is primarily a long-term, prospective rate. Based on our most recent study, the expected long term return assumption effective January 1, 2006 will be 6.1%.

The expected contributions to the defined benefit plans is anticipated to be €80,330,000 in the year ended December 31, 2006. The accumulated benefit obligation of all schemes at December 31, 2005 is €1,819,813,000.

Expected future benefit payments for each of the next five fiscal years and in the aggregate for the five fiscal years thereafter are shown below:

Year	Benefit Payments
€000
2006	80,748
2007	82,077
2008	83,584
2009	88,015
2010	91,278
2011 - 2015	514,856

36   New Accounting Standards

U.S. GAAP

In November 2004, the FASB issued SFAS 151, “Inventory Costs—An Amendment of ARB No. 43, Chapter 4.” SFAS 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. Among other provisions, the new rule requires that items such as idle facility expense, excessive spoilage, double freight and rehandling costs be recognized as current-period charges. Additionally, SFAS 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005 and we are required to adopt it in the first quarter of fiscal year 2006. We do not expect that the adoption of SFAS 151 will have a material impact on our consolidated results of operations and financial condition.

In December 2004, the FASB issued SFAS 123 (revised 2004), “Share-Based Payment” which replaces SFAS 123, “Accounting for Stock-Based Compensation,” and supercedes APB Opinion 25, “Accounting for Stock Issued to Employees.” SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. This statement is effective for accounting periods starting January 1, 2006. We are currently evaluating the effect that the adoption of SFAS 123R will have on our consolidated results of operations and financial condition.

In December 2004, the FASB issued SFAS 153, “Exchanges of Nonmonetary Assets—An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions.” SFAS 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion 29, “Accounting for Nonmonetary Transactions,” and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a nonmonetary exchange has

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

36   New Accounting Standards—(continued)

commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for the fiscal periods beginning after June 15, 2005 and is required to be adopted by us in the first quarter of fiscal year 2006. We are currently evaluating the effect that the adoption of SFAS 153 will have on our consolidated results of operations and financial condition but we do not expect that it will have a material impact.

In May 2005, the FASB issued SFAS 154, “Accounting Changes and Error Corrections” (“SFAS 154”) which replaces Accounting Principles Board Opinions 20 “Accounting Changes” and SFAS 3, “Reporting Accounting Changes in Interim Financial Statements—An Amendment of APB Opinion No. 28.” SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It requires retrospective application for changes in accounting principle and the correction of errors. SFAS 154 is effective for fiscal years beginning after December 15, 2005. The adoption of this standard is not expected to have a material effect on our results of operations or financial position.

In February 2006, the FASB issued SFAS 155, “Accounting for Certain Hybrid Financial Instruments” (“SFAS 155”), an amendment of SFAS 140 and SFAS 133. SFAS 155 permits election to measure any hybrid financial instrument at fair value (with changes in fair value recognised in earnings) if the hybrid instruments contains an embedded derivative that would otherwise be required to be bifurcated and accounted for separately under SFAS 133. The election to measure the hybrid instrument at fair value is made on an instrument-by-instrument basis and is irreversible. The Statement is effective for all instruments acquired, issued, or subject to a remeasurement event after the beginning of fiscal years begin after September 15, 2006 provided that financial statements for any interim period of that fiscal year have not been issued. We are currently evaluating the effect that the adoption of SFAS 155 will have on our consolidated results of operations and financial condition.

In April 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets, an Amendment to FASB Statement No. 140.”  SFAS No. 156 amends SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” to permit servicing rights to either be: (1) measured at fair value with changes in fair value reported through earnings; or, (2) amortise servicing rights in proportion to and over the estimated net servicing income or loss and assess the rights for impairment or the need for an increased obligation.  SFAS No. 156 is effective for fiscal years beginning after September 15, 2006.  The Company is currently evaluating the impact of adopting SFAS No. 156, but does not expect that the adoption will have a material impact on our consolidated results of operations or financial condition.

International Financial Reporting Standards

In 2002 the European Union issued regulations requiring all companies with securities admitted to trading on a regulated market in any European Economic Area (EEA) State to prepare their financial statements in accordance with accounting standards issued by the International Accounting Standards Board (‘‘IASB’’). For Irish public limited companies with equity securities publicly traded, the regulations apply for accounting periods starting on or after January 1, 2005. For Irish public limited companies whose debt securities only are publicly traded the regulations may be applied for accounting periods starting on or after January 1, 2007. Our equity and debt securities are not admitted to trading on a regulated market of any EEA Member State, however we intend to prepare financial statements in accordance with standards issued by the IASB with effect from January 1, 2007.

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

37   Organizational Structure

Each of SKGL, JSG Holdings, JSL, JSG Funding, JSG Acquisitions and JSG are holding companies with no operations of their own. A listing of SKG’s principal subsidiaries is set out below.

Subsidiaries	Principal Activities	Country of Incorporation	Holding %
Carton de Colombia, S.A. Apartado Aereo 219, Cali, Colombia	Manufacture of paperboard and packaging products	Colombia	70
Carton de Venezuela, S.A Apartado Aereo 609, Caracas, Venezuela	Manufacture of paperboard and packaging products	Venezuela	88
Grupo Smurfit Mexico, S.A. de C.V. Jaime Balmes, No. 11 Torre D. 7 Piso, Col. Los Morales Polanco 11510, Mexico D.F., Mexico	Manufacture of paperboard and packaging products	Mexico	100
Kappa KraftlinerAB SE-941 86, Piteå, Sweden	Manufacture of containerboard and holding company for operations in Sweden and other countries which manufacture specialty papers and packaging products	Sweden	100
Smurfit Kappa Nederland B.V. Dr. Holtroplaan 5, 5652 Eindhoven The Netherlands	Holding company for Dutch operations which manufacture containerboard, solid board and packaging products	The Netherlands	100
Nettingsdorfer Papierfabrik AG & Co KG A-4054 Nettingsdorf-Fabrik, Austria	Manufacture of containerboard and holding company for Austrian operations which manufacture corrugated board	Austria	100
Smurfit, S.A. Paque Saenz Pena 308—8th Floor, Buenos Aires, Argentina	Manufacture of paperboard and packaging products	Argentina	100
Smurfit Capital Funding Limited Beech Hill, Clonskeagh, Dublin 4, Ireland	Finance company	Ireland	100
Smurfit Deutschland GmbH & Co KG Tilsiter Strasse 144, 22047 Hamburg, Germany	Holding company for German operations which manufacture paperboard and packaging products	Germany	100
Smurfit International B.V. Fred Roeskestraat 123,1076 EE Amsterdam, The Netherlands	Principal international holding company	The Netherlands	100

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

37   Organizational Structure—(continued)

Subsidiaries	Principal Activities	Country of Incorporation	Holding %
Smurfit International France S.A. 2 rue Goethe, 75116 Paris, France	Holding company for French operations whose activities are the manufacture of paperboard and packaging products	France	100
Smurfit Investments UK Limited Darlington Road, West Auckland, Bishop Auckland, Co. Durham DL149PE, United Kingdom	Holding company for UK operations whose principal activities are the manufacture of paperboard and packaging products	United Kingdom	100
Smurfit Kappa Ireland Limited Beech Hill, Clonskeagh, Dublin 4, Ireland	Manufacture of paperboard and packaging products and printing	Ireland	100
Smurfit Nervion, S.A. B Arriandi s/n, 48215 lurreta, Vizcaya, Spain	Manufacture of sack paper and holding company for Spanish, Portuguese and sack converting operations whose principal activities are the manufacture of paperboard, packaging and paper sack products	Spain	99
Smurfit SISA, S.p.A Strada Serravalle 30, 15067 Novi Ligure (AL), Italy	Manufacture of paperboard and packaging products	Italy	90

JSG Acquisitions and Subsidiary Companies

Report of Independent Registered Public Accounting Firm

To the Board of Directors
JSG Acquisitions

We have audited the accompanying consolidated balance sheets of JSG Acquisitions and subsidiary companies (the “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of operations, total recognized gains and losses, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2005. Our audits also included the financial statement schedule listed in the Index at Item 18. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits. We did not audit the financial statements of Kappa Holding B.V., a wholly-owned subsidiary, which statements reflect total assets constituting 35.5% as of December 31, 2005 and total revenues constituting 4.5% for the year then ended of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Kappa Holding B.V., is based solely on the report of the other auditors.

We conducted our audits in accordance with International Standards on Auditing (UK and Ireland) and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of JSG Acquisitions and subsidiary companies at December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in Ireland, which differ in certain respects from U.S. generally accepted accounting principles (“U.S. GAAP”) (see Note 35 of the Notes to the Consolidated Financial Statements). Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 35 of the Notes to the Consolidated Financial Statements, certain amounts reported in accordance with generally accepted accounting principles in the United States have been restated.

/s/ Ernst & Young

Ernst & Young
Dublin, Ireland

April 30, 2006, except for Note 35 “U.S.  GAAP Restatement Items”, as to which the date is November 24, 2006.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of JSG Acquisitions

We have audited the combined balance sheet of Kappa Holding B.V. and its subsidiaries (the “Company”) as of December 31, 2005 and the related combined statement of operations, combined statement of cash flows, total recognized gains and losses and changes in shareholders’ equity for the one month ended December 31, 2005 (not presented separately herein). These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2005 and the results of its operations and cash flows for the one month ended December 31, 2005, in conformity with accounting principles generally accepted in Ireland.

Accounting principles generally accepted in Ireland vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 31 to the combined financial statements.

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers
Dublin, Ireland
April 30, 2006

JSG Acquisitions and Subsidiary Companies
Consolidated Statements of Operations

	Note	2005	2004	2003
		€000	€000	€000
Net Sales	3
Continuing operations		4,212,514	4,278,439	4,146,061
Continuing operations—acquisitions		199,611	—	—
Discontinued operations		25,204	526,643	600,254
		4,437,329	4,805,082	4,746,315
Cost of sales		3,222,705	3,473,299	3,419,820
Impairment of property, plant and equipment	5	45,214	—	—
Gross profit		1,169,410	1,331,783	1,326,495
Net operating expenses	4	977,292	1,010,565	982,296
Reorganization and restructuring costs	5	25,090	39,430	35,006
Operating income subsidiaries
Continuing operations		174,297	226,028	243,724
Acquired operations		(5,425)	—	—
Discontinued operations		(1,844)	55,760	65,469
		167,028	281,788	309,193
Share of associates’ operating income		7,287	12,611	12,155
Total operating income		174,315	294,399	321,348
Income on sale of assets and businesses	5	52,587	22,173	5,560
Interest income		10,730	8,335	11,631
Interest expense	7	(249,475)	(293,009)	(308,754)
Loss from early extinguishment of debt	7	(104,658)	(5,697)	—
Other financial expense	24	(13,259)	(15,718)	(15,266)
Share of associates’ net interest		(1,336)	(1,301)	(2,062)
(Loss)/income before taxes and equity minority interests	8	(131,096)	9,182	12,457
Taxes on income	9	21,561	26,973	62,354
(Loss) before equity minority interests		(152,657)	(17,791)	(49,897)
Equity minority interests		18,813	16,067	16,768
Net (loss) for the year(1)		€(171,470)	€(33,858)	€(66,665)

(1)          A summary of the significant adjustments to net (loss) which would be required if accounting principles generally accepted in the United States had been applied instead of those generally accepted in Ireland is given in Note 35.

The Notes to the Consolidated Financial Statements are an integral part of these Financial Statements.

JSG Acquisitions and Subsidiary Companies
Consolidated Statements of Total Recognized Gains and Losses

	2005	2004	2003
	€000	€000	€000
(Loss) / income for the year
Group	(173,639)	(37,802)	(71,264)
Associates	2,169	3,944	4,599
	(171,470)	(33,858)	(66,665)
Translation adjustments on foreign currency net investments
Group	5,529	15,222	58,982
Actuarial (loss) / gain recognized in retirement benefit schemes	(17,281)	(6,988)	25,603
Minority share of actuarial (loss)	(94)	—
Total recognized gains and losses
Group	(185,485)	(29,569)	13,321
Associates	2,169	3,945	4,599
	€(183,316)	€(25,624)	€17,920

Note of Historical Cost Profits and Losses

The results disclosed in the Consolidated Statements of Operations are not materially different to the results based on an unmodified historical basis.

The Notes to the Consolidated Financial Statements are an integral part of these Financial Statements.

JSG Acquistions and Subsidiary Companies
Consolidated Balance Sheets

	Note	2005	2004
		€000	€000
Assets
Current assets
Cash	10	247,727	247,958
Restricted cash	10	755,575	—
Accounts receivable and prepayments	11	1,314,728	925,048
Assets held for sale and inter-company balances		54,404	—
Amounts due by affiliates		107	395
Amounts due by affiliates after more than one year		263,115	270,698
Inventories	12	663,131	452,166
Total current assets		3,298,787	1,896,265
Fixed assets
Investments	13	87,746	81,895
Property, plant and equipment	14	3,499,084	2,334,858
Intangible assets	15	2,490,245	1,455,116
Total fixed assets		6,077,075	3,871,869
Total assets		€9,375,862	€5,768,134
Liabilities, minority interests and shareholders’ equity
Current liabilities
Bank loans, overdrafts and other borrowing	19	72,555	82,550
Kappa bonds outstanding	19	755,575	—
Accounts payable and accrued liabilities	16	1,500,413	1,064,831
Total current liabilities		2,328,543	1,147,381
Non current liabilities
Long term debt and other long term liabilities	18	3,164,540	1,769,376
Amounts due to affiliates		1,414,925	1,226,013
Provisions for liabilities and charges	20	247,733	221,403
Pension liabilities	24	655,368	411,237
Capital grants deferred		14,460	14,260
Minority interests (equity interests)		131,384	115,192
Total liabitilites and minority interests		7,956,953	4,904,862
Shareholders equity(1)
Share capital		40	40
Other reserves	26	1,683,090	938,608
Retained deficit		(264,221)	(75,376)
Shareholders’ equity		1,418,909	863,272
Total liabilities, minority interests and shareholders’ equity		€9,375,862	€5,768,134

(1)          A summary of the significant adjustments to shareholder’s equity which would be required if accounting principles generally accepted in the United States had been applied instead of those generally accepted in Ireland is given in Note 35.

The Notes to the Consolidated Financial Statements are an integral part of these Financial Statements.

JSG Acquistions and Subsidiary Companies
Consolidated Statements of Changes in Shareholders’ Equity

	Share capital	Other reserves	Retained earnings	Total shareholders’ equity
	€000(1)	€000(1)	€000	€000
Balance at December 31, 2002	40	864,404	6,532	870,976
Loss	—	—	(66,665)	(66,665)
Actuarial gain recognized in retirement benefit schemes	—	—	25,603	25,603
Currency translation adjustments	—	58,982	—	58,982
Balance at December 31, 2003	40	923,386	(34,530)	888,896
Loss	—	—	(33,858)	(33,858)
Actuarial loss recognized in retirement benefit schemes	—	—	(6,988)	(6,988)
Currency translation adjustments	—	15,222	—	15,222
Balance at December 31, 2004	40	938,608	(75,376)	863,272
Capital contribution		738,953		738,953
Loss	—	—	(171,470)	(171,470)
Actuarial loss recognized in retirement benefit schemes	—	—	(17,281)	(17,281)
Minority share of actuarial (loss)			(94)	(94)
Currency translation adjustments	—	5,529	—	5,529
Balance at December 31, 2005	€40	€1,683,090	€(264,221)	€1,418,909

(1)   See Note 26 for further detail.

The Notes to the Consolidated Financial Statements are an integral part of these Financial Statements.

JSG Acquisitions and Subsidiary Companies
Consolidated Statements of Cash Flows

	Note	2005	2004	2003
		€000	€000	€000
Net cash flow from operating activities	27	512,871	640,928	691,027
Dividends received from associates		3,062	2,989	1,258
Returns on investments and servicing of finance
Interest received		10,730	8,370	11,687
Interest paid		(286,814)	(278,449)	(292,701)
Interest paid on finance leases		(1,138)	(1,962)	(2,164)
Other financial interest paid		(13,259)	(15,718)	(15,266)
Dividends to minority interests		(6,152)	(5,707)	(7,496)
Deferred debt issue costs		(98,055)	(5,814)	(7,558)
		(394,688)	(299,280)	(313,498)
Taxation
Irish corporation tax (paid) / refunded		(3,480)	(8,515)	2,616
Overseas tax paid		(39,274)	(50,249)	(61,589)
Overseas tax refunded		—	21,433	—
		(42,754)	(37,331)	(58,973)
Capital expenditure and financial investment
Purchase of tangible fixed assets		(192,434)	(206,466)	(207,518)
Less new finance leases		4,053	2,963	—
		(188,381)	(203,503)	(207,518)
Capital grants received		3,390	1,874	1,995
Purchase of other investments		(87)	(772)	(1,052)
Purchase of fixed assets	28	18,198	36,388	44,895
		(166,880)	(166,013)	(161,680)
Acquisitions and disposals
Purchase of subsidiaries and minorities	31	(205,532)	(2,731)	(102,081)
Deferred acquisition consideration		(1,520)	(2,390)	(54,773)
Business disposals		572,174	—	4,596
Receipts / (advances) from / to affiliates		9,899	11,934	(28,206)
Investments in and advances to associates		(351)	(1,194)	(82)
		374,670	5,619	(180,546)
Cash inflow before use of liquid resources and financing		286,281	146,912	(22,412)
Management of liquid resources		(789,786)	(16,914)	18,812
Financing
Issue of shares including minorities		5	27	—
Increase/(decrease) in term debt	29	481,142	(67,266)	(49,789)
Advances from affiliates		125	1,102	88,392
Capital elements of finance leases repaid		(4,812)	(13,576)	(5,689)
		476,460	(79,713)	32,914
(Decrease) / increase in cash	29	€(27,045)	€50,285	€29,314

The significant differences between the cash flow statement prepared under accounting principles generally accepted in the United States and that prepared under accounting principles generally accepted in Ireland are given in Note 35.

The Notes to the Consolidated Financial Statements are an integral part of these Financial Statements.

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements

1   Basis of Preparation

JSG Acquisitions (“JSG Acquisitions”) is a wholly owned subsidiary of JSG Funding plc. On October 2, 2002, JSG Acquisitions acquired all of the ordinary shares of Jefferson Smurfit Group plc in a take private transaction. Prior to this acquisition, JSG Acquisitions had no operations.

On March 31, 2003 the Group completed the acquisition of SSCC’s European Packaging assets. In this transaction, which we refer to as the “SSCC Asset Swap”, JSG Funding exchanged its 50% ownership in Smurfit MBI, Canada and approximately €185 million in cash for SSCC’s European assets.

On March 1, 2005 the Group completed the sale of our Munksjö specialty paper business for approximately €450 million. On May 18, 2005 we completed the sale of our Munksjö tissue business for approximately €28 million. The proceeds from these disposals were used to pay down part of the term portion of our senior credit facility. Together, the operations sold had net sales of approximately €512 million for the year to December 31, 2004 (2003: €483 million).

On June 16, 2005 the Group completed the sale of The Kildare Hotel & Country Club (The K Club), additional land near The K Club and surplus land near our Dublin head office for €115 million to a company controlled by Sir Michael Smurfit. The proceeds from the sale were applied to debt reduction.

The Munksjö specialty businesses and The K Club together with Smurfit MBI, which was sold as part of the SSCC Asset Swap in 2003, are reported as discontinued operations in the Consolidated Statements of Operations.

On December 1, 2005 Smurfit Kappa Group Limited (“SKGL”), (formerly known as JSG Packaging Limited), the ultimate parent of JSG Funding, JSG Acquisitions and the shareholders of Kappa Holding BV (‘Kappa’) concluded an agreement resulting in a merger of the operations of both groups of companies. The merger was completed through the issue of shares by SKGL and the payment of consideration comprising cash of approximately €238 million and an €89 million subordinated promissory note, primarily to Kappa’s former shareholders. The ownership structure results in the existing shareholders of SKGL owning approximately 58.3% of the combination while Kappa’s existing shareholders own approximately 41.7%. The transaction involved financing the cash consideration and refinancing the entire existing Kappa Packaging debt and the existing JSG Acquisitions senior credit facility by way of a new senior credit facility. The merger required European Commission approval, which was granted subject to the fulfilment of an agreed schedule of commitments to dispose of a number of businesses. The financial statements reflect the combination with effect from December 1, 2005 incorporating one month’s results for the enlarged business. The combination is accounted for as a purchase.

Under Irish GAAP fair value exercises are required to be completed as soon as practicable after the date of acquisition with the final fair value adjustments incorporated in the financial statements for the first full financial year following the acquisition. The fair value exercise relating to the acquisition of Kappa is preliminary. The significant adjustments expected were in respect of the fair value of land and buildings, plant and equipment, post retirement benefits, goodwill and deferred taxation. The actuarial valuations of the various post retirement plans have been substantially completed and we do not expect the valuation result to be materially different from the figures included in the 2005 Form 20-F. We have also substantially completed the exercise in relation to land and buildings and plant and equipment, which has resulted in an increase in fixed assets of €23 million. The acquisition of Kappa resulted in a net increase in goodwill of €1.2 billion.

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

2   Accounting Policies

(a) Basis of accounting:

The financial statements are prepared under the historical cost convention and in accordance with generally accepted accounting principles in Ireland (Irish GAAP). They are prepared and presented in euro (€). In preparing these financial statements, certain items have been included in order to comply with accounting presentation and disclosure requirements applicable in the United States in respect of foreign registrants. An explanation of the significant differences between Irish and US GAAP as they apply to the Group and a reconciliation to US GAAP are set out in Note 35. The financial statements do not constitute full group accounts within the meaning of Regulation 40(1) of the European Communities (Companies: Group Accounts) Regulations, 1992 of Ireland insofar as such group accounts would have to comply with all of the disclosure and other requirements of those Regulations. The auditors have made reports without qualification and without reference to an emphasis of matter under Section 193 of the Companies Act, 1990, in respect of the consolidated financial statements for the years ended December 31, 2005 and 2004.

(b) Group consolidation:

The financial statements comprise a consolidation of the financial statements of JSG Acquisitions and its respective subsidiaries. Associates are accounted for under the equity method of accounting. Where accounting policies followed by subsidiaries and associates differ significantly from those adopted for the purpose of the consolidated financial statements, appropriate adjustments are made in order to achieve a consistent basis of accounting. The results of subsidiaries acquired or sold are consolidated and the Group’s share of the results of associates are included for the periods from their effective date of acquisition until their effective date of sale.

(c) Net sales and revenue recognition:

Net sales consist of sales to third parties after trade discounts and exclude sales taxes. Revenue is recognized at the time products are delivered or services rendered to external customers.

(d) Goodwill and other intangible assets:

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

Other intangible assets, namely the value of the Kappa brand name, are stated at fair value and amortised over an estimated useful life of 10 years.

(e) Property, plant and equipment:

Property, plant and equipment is carried at cost less accumulated depreciation.

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

2   Accounting Policies—(continued)

(f) Depreciation:

Freehold and long leasehold land are not depreciated. Short leasehold land and buildings are depreciated over the remaining period of the lease, adjusted for estimated residual value. In the main, other tangible fixed assets are depreciated by equal annual installments over their estimated useful lives at the following rates:

Freehold and long leasehold buildings	1 - 5%
Fixtures and fittings	10 - 25%
Plant and machinery	3 - 33%
Motor vehicles	20 - 25%

(g) Timberlands:

The cost of acquiring, establishing and maintaining forestry plantations are classified as timberlands. Depletion of timberlands represents the charge to income relating to the timber extracted in the year.

(h) Leasing:

Assets acquired under finance leases are capitalized and included in property, plant and equipment and depreciated in accordance with Group depreciation policy. Payments under operating leases are expensed over the period of the lease.

(i) Inventory valuation:

Inventory is valued at the lower of cost on a first in first out basis or net realizable value. Cost includes direct costs plus applicable factory and other overheads. Net realizable value is the actual or estimated selling price less all applicable costs incurred or likely to be incurred in the realization of the selling price. Full provision is made for all damaged, deteriorated, obsolete and unusable materials.

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

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

2   Accounting Policies—(continued)

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

Interest rate swaps

The Group’s criteria for interest rate swaps are:

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

(l) Foreign Currencies:

Foreign currency transactions are translated at the rate of exchange ruling at the date of the transaction or, if hedged forward, at the rate of exchange under the related forward currency contract. Monetary assets and liabilities denominated in foreign currencies are translated at the closing rate or, if hedged forward, at the rate of exchange under the related forward currency contract. The resulting profits or losses are dealt with in the Consolidated Statements of Operations.

The balance sheets of subsidiaries are translated using the closing rate method. The statements of operations and cash flow statements are translated at average rates ruling for the relevant period. Resulting currency differences, together with those arising on hedging activities, are dealt with in reserves. The transactions of operations in hyper-inflationary economies are reported using a relatively stable currency as the functional currency. The translation gains and losses arising are recognized in the Consolidated Statements of Operations.

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

2   Accounting Policies—(continued)

(m) Post Retirement Benefits:

JSG Acquisitions accounts for post retirement benefits in accordance with FRS 17—“Retirement Benefits”. FRS 17 applies to all types of benefits that an employer provides after employees have completed their service, including pensions and other post retirement benefits. The expected increase in the present value of scheme liabilities arising from employee service in the current or prior periods is charged against operating income. The expected returns on the schemes’ assets and the increase during the period in the present value of the schemes’ liabilities arising from the passage of time are included in the Consolidated Statements of Operations as “Other Financial Expense”. Differences between the expected and the actual return on plan assets, together with the effect of changes in the current or prior assumptions underlying the liabilities are recognized in the Consolidated Statements of Total Recognized Gains and Losses. Scheme assets are valued at fair value and scheme liabilities are measured using the projected unit credit method. Net scheme assets and liabilities, reduced by deferred tax amounts, are recorded on the Balance Sheets as a pension surplus or deficit as appropriate.

(n) Deferred taxation:

The Group provides deferred tax in accordance with FRS 19—“Deferred Tax”. Under this standard full provision is made for deferred tax arising from timing differences between the recognition of gains and losses in the financial statements and their recognition in tax computations. We have chosen not to discount deferred tax assets and liabilities.

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

3   Segmental Analyses

The Group is an integrated paper and board manufacturer and converter. The Group has identified reportable segments on a geographic basis. In Europe, the Group has two reportable segments: (1) Packaging and (2) Specialties. The Packaging segment is highly integrated. It includes a system of mills and plants that produces a full line of containerboard that is converted into corrugated containers. Our specialties segment, prior to the Munksjö Specialties disposal, was principally comprised of décor base paper, other specialty papers and graphicboard production. Additionally, there are central costs which represent corporate governance costs, including executive costs, and costs of the Group’s legal, company secretarial, pension administration, tax, treasury and controlling functions and other administrative costs.

Set out below are segmental analyses of sales (by source), income before taxes and equity minority interests, total assets, long lived assets, net operating assets, capital expenditure, depreciation, depletion and amortization expense and investments in equity method investees. Sales by destination are not

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

3   Segmental Analyses—(continued)

materially different from sales by source. The analysis of income includes the Group’s share of the income before exceptional items, interest and taxes of associates. A geographical analysis of employees can be found in Note 6 and of income taxes in Note 9.

Sales—third party (external net sales)

	2005	2004	2003
	€000	€000	€000
Packaging	3,117,403	3,093,484	2,972,383
Specialties	530,629	1,009,038	988,275
Europe	3,648,032	4,102,522	3,960,658
United States & Canada	—	—	104,355
Latin America	789,297	702,560	681,302
	€4,437,329	€4,805,082	€4,746,315

Third party sales in Ireland were: €189,244,000 for the year ended December 31, 2005; €196,346,000 for the year ended December 31, 2004 and €201,530,000 for the year ended December 31, 2003.

Sales—Group and third party

	2005	2004	2003
	€000	€000	€000
Packaging	4,338,640	4,255,869	3,969,405
Specialties	651,972	1,138,767	1,108,017
Europe	4,990,612	5,394,636	5,077,422
United States & Canada	—	—	104,355
Latin America	1,221,240	1,090,229	1,067,021
	€6,211,852	€6,484,865	€6,248,798

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

3   Segmental Analyses—(continued)

Income before taxes and equity minority interests

	2005	2004	2003
	€000	€000	€000
Packaging	129,461	152,000	206,446
Specialties	33,154	98,256	95,136
Associates	6,420	10,064	9,447
Europe	169,035	260,320	311,029
United States and Canada	—	—	7,775
Packaging	113,996	118,443	86,536
Associates	867	2,546	506
Latin America	114,863	120,989	87,042
Asia (Associates)	—	—	2,202
Unallocated centre costs	(23,335)	(25,273)	(22,412)
Income before intangible amortization, interest and exceptional items	260,563	356,036	385,636
Amortization of intangible assets	(29,203)	(37,925)	(44,548)
Group net interest	(238,745)	(284,674)	(297,123)
Loss from early extinguishment of debt	(104,658)	(5,697)	—
Share of associates’ net interest	(1,336)	(1,301)	(2,062)
(Loss)/income before exceptional items	(113,379)	26,439	41,903
Reorganization and restructuring costs	(25,090)	(39,430)	(35,006)
Impairment of property, plant and equipment	(45,214)	—	—
Income on sale of assets and businesses	52,587	22,173	5,560
	€(131,096)	€9,182	€12,457

Total assets

	2005	2004
	€000	€000
Packaging	5,065,437	2,404,855
Specialties	654,357	805,023
Europe	5,719,794	3,209,878
Latin America	774,708	669,743
Group centre	127,893	162,304
	6,622,395	4,041,925
Intangible assets	2,490,245	1,455,116
Amounts due by affiliates	263,222	271,093
	€9,375,862	€5,768,134

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

3   Segmental Analyses—(continued)

Long lived assets

	2005	2004
	€000	€000
Packaging	2,647,603	1,403,645
Specialties	375,213	512,959
Europe	3,022,816	1,916,604
Latin America	475,323	413,257
Group centre	945	4,997
	3,499,084	2,334,858
Intangible assets	2,490,245	1,455,116
	€5,989,329	€3,789,974

Long lived assets in Ireland were €82,952,000 and €203,058,000 at December 31 2005 and 2004 respectively.

Net operating assets

	2005	2004
	€000	€000
Packaging	3,091,799	1,630,279
Specialities	479,235	624,296
Europe	3,571,034	2,254,575
Latin America	627,697	520,224
Group centre	(69,969)	(12,152)
Net operating assets	4,128,762	2,762,647
Intangible assets	2,490,245	1,455,116
Amounts due by affiliates	263,222	269,939
Unallocated net liabilities	(5,463,320)	(3,624,430)
Shareholders’ equity	€1,418,909	€863,272

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

3   Segmental Analyses—(continued)

A reconciliation of net operating assets above to shareholders’ equity is as follows:

	2005	2004
	€000	€000
Per segmental analysis of net operating assets	4,128,762	2,762,647
Intangible assets	2,490,245	1,455,116
Amounts due by affiliates	263,222	269,939
Unallocated assets	2,753,467	1,725,055
Net borrowing	(3,102,811)	(1,682,666)
Deferred debt issuance costs	132,860	91,628
Amounts due to affiliates	(1,414,925)	(1,226,013)
Corporation tax	(20,410)	(42,147)
Capital lease creditors	(23,549)	(17,400)
Provisions for liabilities and charges	(247,733)	(221,403)
Pension liabilities	(655,368)	(411,237)
Minority interests (equity interests)	(131,384)	(115,192)
Unallocated net liabilities	(5,463,320)	(3,624,430)
Shareholders’ equity	€1,418,909	€863,272

Total assets comprise fixed assets and current assets. Long lived assets comprise property, plant and equipment and intangible assets. Net operating assets comprise total assets less total liabilities but excluding all assets and liabilities of a financing nature.

Capital expenditure

	2005	2004	2003
	€000	€000	€000
Packaging	121,300	114,803	128,937
Specialities	28,296	54,565	46,902
Europe	149,596	169,368	175,839
United States and Canada	—	—	1,365
Latin America	42,432	36,689	30,308
Group centre	406	409	6
	€192,434	€206,466	€207,518

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

3   Segmental Analyses—(continued)

Depreciation, depletion and amortization expense

	2005	2004	2003
	€000	€000	€000
Packaging	177,587	178,218	163,753
Specialities	21,907	43,375	44,709
Europe	199,494	221,593	208,462
United States and Canada	—	—	2,244
Latin America	40,527	40,806	42,490
Group centre	155	218	270
Depreciation and depletion	240,176	262,617	253,466
Amortization of intangible assets(1)	29,203	37,925	44,548
	€269,379	€300,542	€298,014

(1)          2005 excludes goodwill written off of €128,422,000 in relation to businesses disposed (2004: €2,586,000). These have been included within income on sale of assets and operations (Note 5).

Investments in equity method investees

	2005	2004
	€000	€000
Europe	62,264	60,051
Latin America	14,049	12,244
	€76,313	€72,295

4   Net Operating Expenses

	2005	2004	2003
	€000	€000	€000
Distribution costs	366,515	349,047	337,489
Administrative expenses	613,789	664,304	647,685
Other operating income	(3,012)	(2,786)	(2,878)
	€977,292	€1,010,565	€982,296

In 2003, a gain of €18 million on the sale of development land at The K Club was netted against administrative expenses.

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

5   Exceptional Items

	2005	2004	2003
	€000	€000	€000
Group
Reorganization and restructuring costs	(25,090)	(39,430)	(35,006)
Income on sale of operations	13,458	22,173	5,560
Income on sale of assets and operations—discontinued operations	39,129	—	—
Impairment of property, plant and equipment	(45,214)	—	—
	€(17,717)	€(17,257)	€(29,446)

Group

The Group has recorded costs of €25,090,000 in 2005 representing reorganization and restructuring costs mainly in the European Packaging segment. This figure includes redundancy, closure and reorganization costs. The main closure costs relate to our Clonskeagh Mill in Ireland, which was permanently closed in the first quarter of 2005, and to our Gravelines corrugated plant and Cevennes corrugated plant in France, for which closures were announced in the final quarter of 2005. The related tax relief of €5,360,000 is included in Taxes on income.

The Group has also recorded costs of €45,214,000 mainly in the European Packaging segment primarily representing provisions for impairment of property, plant and equipment. In measuring the value in use of the related assets a discount rate of 7.6% was applied to future cash flows.

The Group has reported a net gain of €52,587,000 in respect of the sale of assets and operations. The main profit was in relation to the sale of Munksjo in the first quarter of 2005, partially offset by a loss on the sale of our Tissues operation in the second quarter of 2005, in addition to the profit on the sale of The K Club in the second quarter of 2005. The related tax charge of €156,000 is included in Taxes on income.

In 2004, the Group recorded costs of €39,430,000 representing reorganization and restructuring costs mainly in the European Packaging segment. This figure included redundancy, closure and reorganization costs. The main closure costs related to our Cordoba mill in Spain, which was permanently closed in the third quarter of 2004, and to our Tamworth corrugated plant and Witham cartons plant in the United Kingdom, for which closures were announced in the final quarter of 2004. The related tax relief of €4,048,000 was included in Taxes on income.

The Group reported a gain of €22,173,000 in respect of the sale of the Botanic Road property in Dublin, the sale of surplus property in Italy and Spain and the disposal of our investment in Cartonnerie de Valois. The related tax charge of €1,939,000 was included in Taxes on income.

In 2003, the Group recorded costs of €35,006,000 representing reorganization and restructuring costs mainly in the European Packaging segment. This figure included redundancy, closure and reorganization costs. The main closure costs related to our Lestrem mill in France, which was permanently closed in October 2003. The related tax relief of €9,367,000 is included in Taxes on income.

The Group has reported a gain of €5,560,000 in respect of the disposal of its Maltese box plant and the sale of land at Orsenigo and Asti in Italy. The related tax charge of €2,086,000 is included in Taxes on income.

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

6   Employees and Remuneration

The average number of persons employed by the Group by geographical area in the financial year was:

	2005	2004	2003
Europe	21,384	22,931	22,348
United States	—	—	639
Latin America	7,828	7,440	7,318
	29,212	30,371	30,305

	2005	2004	2003
	€000	€000	€000
The staff costs comprise:
Wages and salaries	859,131	890,748	873,702
Social welfare	188,543	194,858	190,586
Pensions	66,204	71,623	73,200
	€1,113,878	€1,157,229	€1,137,488

7   Interest Expense

	2005	2004	2003
	€000	€000	€000
Interest payable and similar charges:
On bank loans and overdrafts
—repayable within 5 years, by instalment	41,857	25,123	26,614
—repayable within 5 years, other than by instalment	17,277	2,965	3,207
	59,134	28,088	29,821
Payable to affiliates	125,204	137,730	136,941
On all other loans	65,137	127,191	141,992
	€249,475	€293,009	€308,754

The loss of €105 million from the early extinguishment of debt arose mainly as a result of our refinancing and debt reduction activities during 2005. The early pay down of the original PIK debt, following the February refinancing, resulted in the write-off of €14 million in debt issue and other costs as well as cash costs of €53 million, primarily the cash premium paid for early redemption. In addition, the Group wrote off debt issue costs of €10 million in respect of the debt repaid with the Munksjö proceeds.  The Group wrote off a further €4 million in respect of the debt repaid with The K Club proceeds and €24 million as a result of the early pay down of some debt in the former JSG as part of the financing of the merger.

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

8   Income Before Taxes

	2005	2004	2003
	€000	€000	€000
Income before taxes is stated after charging/(crediting):
Depreciation, depletion and amortization expense	269,379	300,542	298,014
Auditors’ remuneration (including expenses)	4,388	4,059	3,654
Operating lease rentals plant and machinery	12,456	13,042	10,404
Operating lease rentals other	9,672	9,171	6,110
Loss / (gain) on foreign currency borrowing less deposits	1,174	(376)	6,401
Research and development costs	4,292	4,924	4,979
Government grants	(3,012)	(2,786)	(2,878)

Directors’ emoluments, including pension contributions amounted to €7,757,000 (2004: €10,005,000; 2003: €7,048,000).

The following amounts relating to acquired/discontinued operations and acquired operations are included in arriving at Cost of sales and Net operating expenses in the Consolidated Statements of Operations.

	2005	2004	2003
	€000	€000	€000
Cost of sales:
Acquisitons	160,685	—	—
Disposals	22,737	398,061	468,553
Net operating expenses:
Acquisitons	45,452	—	—
Disposals	4,311	72,822	66,232

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

9   Taxes on income

	2005	2004	2003
	€000	€000	€000
Current Taxation
Europe	18,801	(7,219)	32,463
United States and Canada	(5,378)	—	(686)
Latin America	25,556	26,975	25,547
	38,979	19,756	57,324
Deferred Taxation
Europe	(13,924)	3,354	4,769
United States and Canada	—	8	5
Latin America	(5,406)	1,257	(2,811)
	(19,330)	4,619	1,963
Taxes on income
Holding Company and subsidiaries	19,649	24,375	59,287
Share of associates	1,912	2,598	3,067
	€21,561	€26,973	€62,354
Deferred taxation arises as follows:
Capital allowances	788	3,873	1,068
Other	(20,118)	746	895
	€(19,330)	€4,619	€1,963

Current taxation represents corporation tax or its equivalent on the taxable income in each jurisdiction and unrelieved overseas tax on dividends. In 2005, unrelieved overseas tax on dividends amounted to €559,000 (2004: €486,000; 2003: €474,000). In 2005, the amount of current taxation relating to Ireland was €1,593,000 (2004: nil; 2003: a credit of €3,295,000). In 2005, the amount of deferred taxation relating to Ireland was a credit of €1,658,000 (2004: a credit of €3,630,000; 2003: a charge of €5,225,000).

The deferred taxation credit of €19,330,000 for 2005 includes a charge of €2,172,000 (2004: €635,000; 2003: €251,000) in respect of pensions. The balance of €21,502,000 (2004: €3,984,000; 2003: €1,712,000) is shown as a movement in the liability for Deferred Income Taxes.

The Group has availed of a reduced taxation rate of 10%, which applies to certain manufacturing and financial service operations in Ireland. This reduced rate expired at the end of 2005 for financial services operations and is due to expire for manufacturing operations at the end of 2010.

(Loss)/income before tax is analyzed as follows:

	2005	2004	2003
	€000	€000	€000
Ireland	(96,803)	(30,078)	(34,959)
Foreign	6,676	83,132	111,317
Associates	5,951	11,310	10,093
Unallocated amortization of intangible assets	(29,203)	(37,925)	(44,548)
Exceptional items (Note 5)	(17,717)	(17,257)	(29,446)
	€(131,096)	€9,182	€12,457

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

9   Taxes on income—(continued)

The total tax charge in future periods will be affected by any changes to the corporation tax rates in force in the countries in which the Group operates. The current tax charges will also be affected by changes in the excess of tax depreciation over book depreciation and the use of tax credits. The total tax charge for 2004 included €12,771,000 in respect of discontinued Munksjö specialties and tissue businesses.

No deferred taxation is recognized on the unremitted earnings of overseas subsidiaries, joint venture and associates; as earnings are continually reinvested by the Group, no taxation is expected to be payable on them in the foreseeable future.

The following table relates the applicable Republic of Ireland statutory tax rate to the effective tax rate of the Group, obtained by computing the tax charge as a percentage of income before taxes and minority shareholders’ interest:

	2005	2004	2003
	%	%	%
Corporation tax at Irish statutory rate	12.5	12.5	12.5
Adjusted for:
Income subject to a higher rate of tax than Irish statutory rate	(22.5)	595.6	367.4
Expenditure not deductible for tax purposes	8.2	157.6	253.2
Tax losses (utilised)/unutilised	(4.0)	94.3	(131.5)
Adjustments to tax charge in respect of previous periods	(7.9)	(451.9)	2.7
Profits arising not subject to tax	(2.7)	(114.3)	(3.7)
	(16.4)	293.8	500.6

10   Net Borrowing

	2005	2004
	€000	€000
Cash at bank and in hand	247,727	247,958
Restricted cash	755,575	—
Total borrowing (Note 19)	4,106,113	1,930,624
	€3,102,811	€1,682,666

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

11   Accounts Receivable and Prepayments

	2005	2004
	€000	€000
Amounts falling due within one year:
Trade receivables	1,228,689	896,874
Less: Provision for bad and doubtful debts	45,831	52,910
	1,182,858	843,964
Amounts owed by associates	8,089	5,764
Other receivables	79,763	37,740
Prepayments and accrued income	28,748	31,317
	1,299,458	918,785
Amounts falling due after more than one year:
Other receivables	15,270	6,263
	€1,314,728	€925,048

12   Inventories

	2005	2004
	€000	€000
Raw materials	186,625	114,264
Work in progress	38,911	22,283
Finished goods	297,029	184,060
Other	140,566	131,559
	€663,131	€452,166

13   Investments

	2005	2004
	€000	€000
Associates (Note 13 (i))	76,313	72,295
Other investments (Note 13 (ii))	11,433	9,600
	€87,746	€81,895

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

13   Investments—(continued)

13   (i): Associates

	Share of
	net assets	Loans	Total
	€000	€000	€000
December 31, 2002	144,003	7,036	151,039
Fair value adjustment	(5,646)	—	(5,646)
Additions	4,089	—	4,089
Acquisitions	763	—	763
Retained earnings	4,603	—	4,603
Sales	(41,656)	—	(41,656)
Repayment	—	(6,728)	(6,728)
Reclassification on acquisition	(35,030)	—	(35,030)
Currency adjustment	(2,153)	4	(2,149)
December 31, 2003	68,973	312	69,285
Additions	441	—	441
Retained earnings	3,944	—	3,944
Sales	(124)	—	(124)
Reclassification	(414)	—	(414)
Currency adjustment	(837)	—	(837)
December 31, 2004	71,983	312	72,295
Additions	305	—	305
Acquisitions	2,643	—	2,643
Retained earnings	2,169	—	2,169
Sales	(873)	—	(873)
Reclassification	(1,899)	(145)	(2,044)
Currency adjustment	1,814	4	1,818
December 31, 2005	€76,142	€171	€76,313

We have one remaining significant associate—Duropack AG in Austria, of which we own 40%.

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

13   Investments—(continued)

13   (ii): Other Investments

	Listed*	Unlisted
	Cost	Cost	Total
	€000	€000	€000
December 31, 2002	6,926	7,278	14,204
Additions	392	269	661
Acquisitions	19	2,834	2,853
Reclassification	38	(5,260)	(5,222)
Sales	(787)	(16)	(803)
Currency adjustment	(15)	(321)	(336)
December 31, 2003	6,573	4,784	11,357
Additions	231	541	772
Transfers	—	(14)	(14)
Reclassification	—	(1,426)	(1,426)
Sales	(509)	(465)	(974)
Currency adjustment	8	(123)	(115)
December 31, 2004	6,303	3,297	9,600
Additions	75	12	87
Acquisitions	—	890	890
Reclassification	—	921	921
Sales	(17)	(219)	(236)
Write off to statement of operations	—	(56)	(56)
Currency adjustment	—	227	227
December 31, 2005	€6,361	€5,072	€11,433

*                    Listed on a recognized stock exchange

Other investments are stated at cost. The market value of the listed investments at December 31, 2005 was €6,371,000  (2004: €6,304,000; 2003: €6,545,000).

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

14   Property, Plant and Equipment

	Land & Buildings		Plant and
	Freehold	Leasehold	Equipment	Total
	€000	€000	€000	€000
Cost
December 31, 2002	861,294	33,716	2,913,998	3,809,008
Fair value adjustment	97,459	—	97,670	195,129
Reclassification	8,404	(329)	(46,191)	(38,116)
Acquisitions	93,412	6,562	169,411	269,385
Additions	21,354	—	179,652	201,006
Businesses sold	—	—	(165,386)	(165,386)
Retirements	(16,217)	(302)	(82,874)	(99,393)
Currency adjustment	(47,025)	(1,494)	(153,406)	(201,925)
December 31, 2003	1,018,681	38,153	2,912,874	3,969,708
Fair value adjustment	—	—	1,195	1,195
Reclassification	8,849	(8,305)	(17,952)	(17,408)
Additions	27,076	2,950	167,634	197,660
Retirements	(10,567)	(2,726)	(66,863)	(80,156)
Currency adjustment	(14,254)	158	(44,416)	(58,512)
December 31, 2004	1,029,785	30,230	2,952,472	4,012,487
Fair value adjustment	40,438	—	(17,449)	22,989
Reclassification	21,567	(2,659)	(42,064)	(23,156)
Acquisitions	525,146	—	1,031,986	1,557,132
Additions	7,964	2,315	173,314	183,593
Businesses sold	(185,169)	(5,457)	(301,857)	(492,483)
Retirements	(30,506)	—	(146,029)	(176,535)
Currency adjustment	29,750	(288)	36,479	65,941
December 31, 2005	1,438,975	24,141	3,686,852	5,149,968
Depreciation
December 31, 2002	141,917	8,145	1,506,640	1,656,702
Reclassification	(1,159)	(92)	(43,525)	(44,776)
Charged	25,141	1,231	220,438	246,810
Businesses sold	—	—	(96,144)	(96,144)
Retirements	(4,494)	(316)	(72,059)	(76,869)
Currency adjustment	(9,542)	(84)	(91,825)	(101,451)
December 31, 2003	151,863	8,884	1,423,525	1,584,272
Reclassification	(4,787)	(2,621)	(6,473)	(13,881)
Charged	27,895	1,141	227,503	256,539
Retirements	(1,882)	(713)	(64,287)	(66,882)
Currency adjustment	(3,487)	141	(29,731)	(33,077)
December 31, 2004	169,602	6,832	1,550,537	1,726,971
Impairment provision	2,256	—	42,958	45,214
Reclassification	525	(1,027)	(18,930)	(19,432)
Charged	31,596	1,428	201,622	234,646
Businesses sold	(17,020)	—	(121,533)	(138,553)
Retirements	(11,354)	—	(128,297)	(139,651)
Currency adjustment	(48)	(306)	2,476	2,122
December 31, 2005	175,557	6,927	1,528,833	1,711,317
Net book amount December 31, 2005	€1,263,420	€17,214	€2,158,017	€3,438,651
Net book amount December 31, 2004	€860,183	€23,398	€1,401,935	€2,285,516
Net book amount December 31, 2003	€866,818	€29,269	€1,489,349	€2,385,436

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

14   Property, Plant and Equipment—(continued)

Timberland
€000
December 31, 2002	61,948
Additions	6,512
Fair value adjustment	(945)
Depletion	(6,656)
Currency adjustment	(10,349)
December 31, 2003	50,510
Additions	8,806
Depletion	(6,078)
Currency adjustment	(3,896)
December 31, 2004	49,342
Additions	8,841
Disposals	(12)
Depletion	(5,530)
Currency adjustment	7,792
December 31, 2005	€60,433
Net book amount December 31, 2005	€3,499,084
Net book amount December 31, 2004	€2,334,858
Net book amount December 31, 2003	€2,435,946

Land and Buildings

Included in tangible assets is an amount for land of €410,140,000 (2004: €282,021,000; 2003: €288,434,000).

Capitalized leased property, plant and equipment

Included in the net book amount of tangible assets is an amount for capitalized leased assets of €42,704,000 (2004: €50,355,000; 2003: €65,687,000). The depreciation charge for capitalized leased assets for 2005 was €6,832,000 and the related finance charges amounted to €1,138,000 (2004: €10,139,000 and €1,962,000; 2003: €10,794,000 and €2,164,000).

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

15   Intangible Assets

		Other	Total
		Intangible	Intangible
	Goodwill	Assets	Assets
	€000	€000	€000
December 31, 2002	1,543,531	—	1,543,531
Acquisitions	174,659	—	174,659
Disposals	(80,543)	—	(80,543)
Fair value adjustments	(142,723)	—	(142,723)
Amortization	(44,548)	—	(44,548)
Currency adjustment	4,743	—	4,743
December 31, 2003	1,455,119	—	1,455,119
Acquisitions	2,731	—	2,731
Disposals	(2,586)	—	(2,586)
Fair value adjustments	40,457	—	40,457
Amortization	(37,925)	—	(37,925)
Currency adjustment	(2,680)	—	(2,680)
December 31, 2004	1,455,116	—	1,455,116
Acquisitions	1,185,705	35,000	1,220,705
Disposals	(128,422)	—	(128,422)
Reclassification	(31,247)	—	(31,247)
Amortization	(28,914)	(289)	(29,203)
Currency adjustment	3,296	—	3,296
December 31, 2005	€2,455,534	€34,711	€2,490,245

Accumulated amortization at December 31, 2005 and 2004 was €94,588,000 and €75,110,000 respectively.

16   Accounts Payable and Accrued Liabilities

	2005	2004
	€000	€000
Trade payables	905,697	652,744
Amounts owed to associates—trading balances	3,289	3,683
Amounts due to affiliates	—	1,154
Taxation creditors (Note 17)	72,859	70,829
Deferred acquisition consideration	33,713	2,330
Social welfare	51,574	48,740
Accruals	323,315	189,079
Capital payables	50,261	29,305
Other payables	55,573	62,497
Capitalized lease obligations	4,132	4,470
	€1,500,413	€1,064,831

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

17   Taxation Creditors

	2005	2004
	€000	€000
Current taxation	20,410	42,147
Payroll taxes	41,020	29,256
VAT and other sales taxes	11,429	(574)
	€72,859	€70,829

18   Long Term Debt and Other Long Term Liabilities

	2005	2004
	€000	€000
Borrowing—due after more than one year (Note 19)	3,277,983	1,848,074
Deferred debt issuance costs	(132,860)	(91,628)
Capitalized lease obligations	19,417	12,930
	€3,164,540	€1,769,376

19   Borrowing

Analysis of Net Debt

	2005	2004
	€000	€000
Senior credit facility:
Revolving credit facility(1)—interest at relevant interbank rate + 2.25%	9,210	—
Tranche A Term loan(2a)—interest at relevant inter bank rate + 2.25%	475,856	275,090
Tranche B Term loan(2b)—interest at relevant inter bank rate + 2.75%(2d)	1,165,518	444,068
Tranche C Term loan(2c)—interest at relevant inter bank rate + 3.25%(2d)	1,165,518	450,262
Yankee bonds including accrued interest(3)	251,497	416,245
Kappa bonds(4)	755,575	—
Bank loans and overdrafts / (cash)(5)	(930,577)	(112,999)
2011 Receivables securitization floating rate notes (incl. accrued interest)(6)	210,214	210,000
Net debt	3,102,811	1,682,666
Leases	23,549	17,400
Net debt including leases	€3,126,360	€1,700,066

(1)                Revolving credit facility of €600 million (available under the senior credit facility) to be repaid in full in 2012. Includes amounts drawn under ancillary facilities and amounts drawn under facilities covered by letters of credit.

(2a)          Term loan A due to be repaid in certain instalments up to 2012.

(2b)         Term loan B due to be repaid in full in 2013.

(2c)          Term loan C due to be repaid in full in 2014.

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

19   Borrowing—(continued)

(2d)         Margin on Tranches B & C reduced by 0.25% on euro term loans and by 0.375% on US Dollar term loans in February 2006.

(3)                7.50% senior debentures due 2025 of $292.3 million (6.75% senior notes of $234 million due 2005 were repaid in November 2005).

(4)                Various Kappa bonds repaid on January 3, 2006.

(5)                Cash at December 31, 2005 includes €756 million which is placed as defeasance deposit with Kappa bond trustee.

(6)                Receivables securitization floating rate notes mature September 2011

	2005			2004
	Bank			Bank
	Loans and	Other		Loans and	Other
	Overdrafts	Borrowing	Total	Overdrafts	Borrowing	Total
	€000	€000	€000	€000	€000	€000
Analysis by year of repayment
Bank loans, overdrafts and other borrowing	67,609	4,946	72,555	78,283	4,267	82,550
Kappa bonds outstanding	—	755,575	755,575	—	—	—
Within one year	67,609	760,521	828,130	78,283	4,267	82,550
Between 1 and 2 years	79,819	6,254	86,073	75,515	6,277	81,792
Between 2 and 3 years	56,270	2,172	58,442	171,966	2,429	174,395
Between 3 and 4 years	65,669	1,972	67,641	118,411	1,938	120,349
Between 4 and 5 years	67,397	1,761	69,158	163,427	1,738	165,165
Thereafter
By instalment	218,874	2,928	221,802	—	3,970	3,970
Other than by instalment	2,316,851	458,016	2,774,867	837,491	464,912	1,302,403
Due after more than one year	2,804,880	473,103	3,277,983	1,366,810	481,264	1,848,074
Total borrowing	€2,872,489	€1,233,624	€4,106,113	€1,445,093	€485,531	€1,930,624

	2005		2004
	Within	After	Within	After
	One Year	One Year	One Year	One Year
	€000	€000	€000	€000
Analysis of borrowing
Secured bank loans and overdrafts:
Overseas loans	14,074	804,382	7,453	7,496
Domestic loans	12,150	1,996,648	29,514	1,355,521
	26,224	2,801,030	36,967	1,363,017
Unsecured bank loans and overdrafts:
Overseas loans	30,974	3,850	24,855	3,793
Domestic loans	10,411	—	16,461	—
	41,385	3,850	41,316	3,793
Total bank loans and overdrafts	67,609	2,804,880	78,283	1,366,810
Secured other loans	384	455,581	—	462,912
Unsecured other loans	4,562	17,522	4,267	18,352
Kappa bonds outstanding	755,575	—	—	—
Total other loans	760,521	473,103	4,267	481,264
Total borrowing	€828,130	€3,277,983	€82,550	€1,848,074

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

19   Borrowing—(continued)

Security comprises fixed and floating charges over the assets of certain subsidiaries and pledges over the Group’s shareholding in certain of its subsidiaries. The gross amount of receivables collateralizing the receivables securitization at December 31, 2005 was €262,046,000 (2004: €261,225,000). At December 31, 2005 cash of €14,085,000 (2004: €12,655,000) was in securitization bank accounts which was not available for transfer to other group subsidiaries.

Included in secured other loans are the following long term obligations:

000
Guaranteed debentures 7.50% due 2025	$292,300
Receivables securitization floating rate notes due 2011	€210,000

Committed facilities amounted to €4,204,853,000 (2004: €2,307,064,000) of which €3,283,517,000 (2004: €1,878,997,000) were utilized at December 31, 2005. The weighted average period until maturity of undrawn committed facilities is 5.3 years (2004: 4.6 years).

Maturity of Undrawn Committed Facilities

	2005	2004
	€000	€000
Within 1 year	55,546	3,067
Between 1 and 2 years	—	—
More than 2 years	865,790	425,000
	€921,336	€428,067

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

The Group’s financial instruments, other than derivatives, comprise borrowing, cash and liquid resources, and various items, such as trade debtors, trade creditors etc, that arise directly from its operations. The Group uses derivative financial instruments primarily to manage its exposure to market risks from changes in interest and foreign exchange rates. The Group does not enter into or issue derivative financial instruments for trading purposes. The Group’s policy is to centrally manage interest rate and currency exposure.

(a) Interest rate risk management

The Group manages interest rate exposure to achieve an appropriate balance of fixed and variable rate funding. To achieve this objective, the Group enters into interest rate swaps, options and forward rate agreements. Interest rate swap agreements are used to change the interest receivable or payable on the Group’s underlying cash and borrowing from variable to fixed rates or from fixed to variable rates. At the year end, 60% (2004: 55%) of the Group’s borrowing was at fixed rates after taking account of interest rate

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

19   Borrowing—(continued)

swaps. The weighted average interest rate on borrowing outstanding at the year end was 6.0% (2004: 6.1%). The weighted average interest rate on short term borrowing was 5.48% (2004: 6.11%).

Outstanding interest rate swap agreements at December 31, 2005 are summarized as follows:

Currency	Notional Principal (Millions)	Termination Dates	% Fixed Payable	% Variable Receivable		% Fixed Receivable	% Variable Payable
EUR	175	2006	3.4775 - 3.67	Euribor	(1)	—	—
EUR	425	2007	3.455 - 3.67	Euribor		—	—
EUR	480	2008	3.165 - 3.615	Euribor		—	—
EUR	1,100	2009	3.035 - 3.62	Euribor		—	—

(1)          European Interbank Offered Rate

Outstanding interest rate swap agreements at December 31, 2004 are summarized as follows:

Currency	Notional Principal (Millions)	Termination Dates	% Fixed Payable	% Variable Receivable	% Fixed Receivable	% Variable Payable
EUR	200	2005	3.43 - 3.485	Euribor	—	—
EUR	110	2006	3.49 - 4.37	Euribor	—	—
SEK	94	2006	—	—	5.24	Stibor	(2)
EUR	700	2007	3.39 - 3.62	Euribor	—	—

(2)          Stockholm Interbank Offered Rate

After taking into account the various interest rate swaps and currency swaps entered into by the Group, the interest rate profile of the Group’s financial liabilities at December 31, 2005 was:

				Fixed Rate financial liabilities
	Total € Million	Floating rate financial liabilities € Million	Fixed rate financial liabilities € Million	Weighted average interest rate %	Weighted average period until maturity Years
Currency
Euro	3,518	1,154	2,364	6.53	3.3
Sterling	84	84	—
US Dollar	(344)	1	(345)	8.71	5.5
Polish Zloty	12	11	1	6.17	2.4
Swedish Krona	82	82	—
Other	22	18	4
Total	€3,374	€1,350	€2,024

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

19   Borrowing—(continued)

(b) Foreign exchange risk management

The Group manages its balance sheet having regard to the currency exposures arising from its assets being denominated in a wide range of currencies. To this end, where foreign currency assets are funded by borrowing, such borrowing is generally sourced in the currency of the related assets. The Group also hedges a portion of its currency exposure through the use of currency swaps and forward contracts. At December 31, 2005 the Group had entered into €278 million (2004: €163 million) currency equivalent of forward contracts and there were no options contracts outstanding (2004: €66 million)  in respect of its day to day trading.

Outstanding currency swap agreements at December 31, 2005 are summarized as follows:

Currency swapped (Millions)	Currency received (Millions)	Maturity date	Interest rate paid	Interest rate received
USD 176	EUR 172	2007	Euribor + 332	Libor(1) + 300
USD 222	EUR 190	2007	Euribor + 259	7.50
USD 70	SEK 574	2007	Stibor + 260	7.50
USD 200	EUR 153	2010	6.61	7.75
USD 204	EUR 183	2012	9.98	9.65

(1)             London Interbank Offered Rate

Outstanding currency swap agreements at December 31, 2004 are summarized as follows:

Currency swapped (Millions)	Currency received (Millions)	Maturity date	Interest rate paid	Interest rate received
USD 195	EUR 200	2007	Euribor + 318	Libor + 300
USD 204	EUR 190	2012	9.6481	9.6491
USD 231	EUR 199	2005	Euribor + 464	6.8238
USD 136	EUR 101	2005	Euribor +81	Libor + 93
USD 35	EUR 25	2005	Euribor + 708	7.55
USD 113	SEK 749	2005	Stibor + 597	7.55
USD 5	SEK 33	2005	Stibor + 110	Libor + 93

At December 31, 2005 the Group had also entered into currency swaps of €374 million equivalent (2004: €90 million) as part of its short term liquidity management.

Excluding the Group’s Latin American operations, there were no significant transactional currency exposures at December 31, 2005, that gave rise to net currency gains and losses recognised in the profit and loss account. Such exposures comprise the monetary assets and liabilities of the Group that are not denominated in the operating (or ‘functional’) currency of the operating unit involved. As at December 31, 2005, transactional currency exposures in the Group’s Latin American operations amounted to €35 million (2004: €19 million).

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

19   Borrowing—(continued)

(c) Fair value of financial instruments

The carrying amounts and estimated fair values of the material financial instruments of the Group are as follows:

	2005		2004
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
	€000	€000	€000	€000
Assets
Cash, short term deposits and liquid investments	247,727	247,727	247,958	247,958
Restricted cash	755,575	755,575	—	—
Accounts receivable and prepayments	1,299,458	1,299,458	918,785	918,785
Publicly traded investments	6,361	6,371	6,303	6,304
Liabilities
Short term debt	72,555	72,555	82,550	82,550
Kappa bonds outstanding	755,575	755,575	—	—
Accounts payable and accrued liabilities	1,500,413	1,500,413	1,064,831	1,064,831
Medium and long term debt	3,277,983	3,218,241	1,848,074	1,846,788
Derivative financial instruments
Interest rate swap agreements		(45,800)		(57,397)
Currency swap agreements		(21,895)		(125,743)
Foreign exchange contracts		1,063		12,068
Energy/Pulp hedging contracts		990		(6,024)

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

Short term debt and medium and long term debt:

The fair value of the Group’s debt is estimated using either the replacement cost of equivalent instruments or discounted cash flow analysis, based on the Group’s current incremental borrowing rates for similar types of borrowing arrangements and maturities.

Interest rate swap agreements:

The fair value of the Group’s interest rate swap agreements is estimated using discounted cash flow analysis. In addition the fair value amount includes the interest rate component of currency swaps.

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

19   Borrowing—(continued)

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

Gains and losses on instruments used for hedging are not recognized until the exposure that is being hedged is itself recognized. Unrecognised gains and losses on instruments used for hedging, and the movement therein, are as follows:

	Gains	Losses	Total net gains/(losses)
	€ Million	€ Million	€ Million
Unrecognized gains and losses on hedges at December 31, 2004	6	64	(58)
Gains and losses arising in previous years that were recognized in 2005	5	22	(17)
Gains and losses arising before December 31, 2004 that were not recognized in 2005	1	42	(41)
Gains and losses arising in 2005 that were not recognized in 2005	2	(5)	7
Unrecognized gains and losses on hedges at December 31, 2005	€3	€37	€(34)
Of which:
Gains and losses expected to be recognized in 2006	1	9	(8)
Gains and losses expected to be recognized in 2007 or later	2	28	(26)

(d) Credit Risk

Potential concentrations of credit risk to the Group consist principally of cash deposits, short term investments and trade debtors. The Group only deposits cash surpluses with quality credit rated banks and institutions that meet certain criteria and by policy limits the amount of credit exposure to any one bank or institution. Trade debtors comprise a large, widespread customer base. The Group mitigates the risk that counterparties to derivatives will fail to perform by contracting with major financial institutions having high credit ratings and considers the likelihood of counterparty failure to be remote. At December 31, 2005 the Group did not consider there to be any significant concentration of credit risk.

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

20   Provision for Liabilities and Charges

	Deferred	Other
	Income	Deferred
	Taxes	Provisions	Total
	€000	€000	€000
December 31, 2002	158,896	63,957	222,853
Charge to statement of operations(1)	1,712	5,628	7,340
Paid in year	—	3,253	3,253
Acquisitions	3,626	2,571	6,197
Reclassification	18,001	(14,787)	3,214
Fair value adjustments	674	—	674
Currency adjustment	(6,083)	(2,496)	(8,579)
December 31, 2003	176,826	58,126	234,952
Charge/(credit) to statement of operations(1)	3,984	(42)	3,942
Paid in year	—	(9,769)	(9,769)
Acquisitions	1	—	1
Fair value adjustments	(7,134)	—	(7,134)
Reclassification	4,406	(2,592)	1,814
Currency adjustment	(1,647)	(756)	(2,403)
December 31, 2004	176,436	44,967	221,403
(Credit)/charge to statement of operations(1)	(21,502)	14,084	(7,418)
Paid in year	—	(5,512)	(5,512)
Acquisitions	65,729	2,392	68,121
Subsidiaries disposed	(26,269)	—	(26,269)
Reclassification	(1,877)	(5,924)	(7,801)
Currency adjustment	3,674	1,535	5,209
December 31, 2005	€196,191	€51,542	€247,733

	2005	2004	2003
	€000	€000	€000
Deferred taxation arises as follows:
Accelerated capital allowances	260,686	158,246	112,672
Other timing differences	(64,495)	18,190	64,154
	€196,191	€176,436	€176,826

(1)          The 2005 deferred tax credit to income of €21,502,000 excludes the deferred tax charge relating to pensions of €2,172,000 (2004: €635,000; 2003:€251,000). The 2005 deferred tax credit to income in Note 9 ‘Taxes on income’ includes this amount. The 2004 deferred tax charge to income of €3,984,000 (2003:€1,712,000) excludes the deferred tax charge relating to pensions of €635,000 (2003:€251,000). The 2004 and 2003 deferred tax charge to income in Note 9 “Taxes on Income” includes this amount.

At December 31, 2005, we had net operating loss carryforwards of €1,057 million (2004: €200 million), which are available indefinitely. These loss carryforwards have a tax value of €294 million (2004: €61 million). Valuation allowances of €167 million (2004: €30 million) have been established for a portion of these deferred tax assets. The realization of these deferred tax assets is dependent on future taxable income. Based upon recent levels of taxable income, we expect that our deferred tax assets, net of valuation allowances, will be fully utilized.

Other deferred provisions includes a number of items including deferred employee profit sharing provisions in certain of the countries in which we operate.

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

21   Contingent Liabilities

In addition to litigation arising in the ordinary course of business, we are involved in certain civil and criminal proceedings in Spain arising out of a past acquisition. In November 1988, a subsidiary of JSG acquired Industrial Cartonera, S.A., or ICSA, a Spanish incorporated company, from a subsidiary of Torras Hostench S.A., or Torras. In early 1989, JSG acquired a 35% interest in another Spanish company called Industrias del Papel y de la Celulosa, S.A., or INPACSA, a former parent of ICSA. A number of individuals associated with Torras were charged by the public prosecutor in Madrid with diverting, for their own use, a substantial part of the purchase consideration paid by JSG for ICSA. The public prosecutor, on behalf of the minority shareholders of INPACSA, also claimed that certain transactions, including the transfer of ICSA by INPACSA which took place prior to JSG’s acquisition of ICSA, caused damage to the minority shareholders of INPACSA. In 1998, the public prosecutor also charged JSG’s Chairman, Sir Michael W.J. Smurfit, as the representative of JSG, in these proceedings with respect to the alleged damage to the minority shareholders of INPACSA and Torras. A JSG subsidiary is also one of a number of parties against whom secondary civil liability has been claimed.

JSG and Smurfit International B.V. have each indemnified Sir Michael Smurfit against loss or liability due to such proceedings. Bonds were posted with the Spanish court in the amount of €47 million, which equals the amount of alleged damages, excluding interest. The maximum estimated current total exposure relating to the liabilities, including interest through December 31, 2002, is approximately €118 million, for which no reserve has been taken and which amount will accrue interest until payment of any final judgment. Preliminary proceedings commenced in late March 2003 and on April 11, 2003, the court dismissed the proceedings against Sir Michael Smurfit, the JSG subsidiary and others. The bonds previously posted were released and the Spanish court has taken a lien over certain Spanish assets pending final resolution of the case. The final decision of the court was handed down in March 2004 and confirmed the earlier dismissal with respect to Sir Michael Smurfit and the JSG subsidiary. The decision is being appealed to a higher court by two private complainants but not by the public prosecutor. We cannot provide any assurances, however, that the consequences of any adverse findings, if any, will not have a material adverse effect on our financial position or results of operations.

We are also the subject of litigation in the Dominican Republic arising from our acquisition in 1998 of a controlling interest in a small local corrugator owned by Industria Cartonera Dominicana. The lawsuits, alleging damages in excess of $300 million, are brought by a local competitor who is claiming loss of potential profits as a consequence of our entry to the market. He is also alleging breach of contract. In June 2004 we received an adverse ruling in our main lawsuit, which found for the original plaintiff but which made no determination as to damages. The damage amount has been left for another court to decide. We have appealed this ruling and are challenging a number of due process irregularities surrounding the ruling.

We believe the foregoing lawsuits are without merit and are defending them vigorously.

In May 2004, Kappa Packaging’s subsidiary Kappa Zülpich was visited by the German “Bundes Kartellamt” regarding a suspicion about possible price co-ordination of recovered paper purchases by paper and board producers. We are cooperating fully with the investigation.

In July 2004, representatives of the Office of Fair Trading visited the Jefferson Smurfit UK operations in West Auckland and Norwich. We understand that the investigation, which centers on the sheet feeding business, was prompted by consumer complaints, which were filed during the UK Competition Commission’s investigation of the March 2004 acquisition proposal by David S. Smith Limited for Linpac

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

21   Contingent Liabilities—(continued)

Limited, a competitor of our sheet feeding business. The investigation is looking into high levels of pricing transparency which exist in the sector and which are a function of, inter alia, vertical integration, SWAPs and market concentration. We are co-operating fully with the ongoing investigation.

We are subject to a wide range of environmental, health and safety laws and regulations in all the jurisdictions where we operate. These requirements are complex, frequently changing and have tended to become more stringent over time. In the event we incur unforeseen significant containment and clean-up expenses, our operating results could be adversely affected.

22   Lease Obligations

Obligations under finance leases:

	2005	2004
	€000	€000
Payable within one year	4,832	5,283
Payable in one to two years	6,323	3,902
Payable in two to three years	4,197	3,406
Payable in three to four years	3,456	2,884
Payable in four to five years	1,289	2,475
Payable thereafter	5,947	1,974
Total minimum lease payments	26,044	19,924
Less amount representing interest	(2,495)	(2,524)
Present value of minimum lease payments	€23,549	€17,400
Current portion of capital lease obligations	4,132	4,470
Non-current portion of capital lease obligations	19,417	12,930
	€23,549	€17,400

Commitments under operating leases, payable in the coming year, relate to leases expiring in the following periods:

	Land and
	Buildings	Other	Total
	€000	€000	€000
Within one year	1,044	6,911	7,955
Within two to five years inclusive	8,365	13,109	21,474
Over five years	9,170	2,279	11,449
	€18,579	€22,299	€40,878

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

21   Contingent Liabilities—(continued)

The total commitments under non-cancellable operating leases at December 31, 2005 are as follows:

2005
€000
Payable within one year	40,878
Payable in one to two years	32,031
Payable in two to three years	26,105
Payable in three to four years	20,456
Payable in four to five years	16,655
Payable thereafter	53,999
€190,124

23   Capital Commitments

The following capital commitments authorized by the directors had not been provided for in the Group financial statements:

	2005	2004
	€000	€000
Contracted for	124,280	41,813
Not contracted for	143,035	76,172
	€267,315	€117,985

24   Employee Pension Plans and Similar Obligations

The Group has pension plans for its employees in many of the countries in which it operates. The major occupational pension plans are of the defined benefit type. The Group’s pension plans are accounted for in accordance with Financial Reporting Standard (FRS) 17—“Retirement Benefits”. FRS 17 applies to all types of benefits that an employer provides after employees have completed their service, including pensions and other post retirement benefits. The pension cost for the Group’s major occupational pension plans has been determined using the projected unit credit method. The current agreed rates of contribution for future years are comparable to current levels.

Periodic actuarial valuations were performed on all of the major plans, by independent professionally qualified actuaries, between January 1, 2003 and December 31, 2005.

In general, actuarial valuations are not available for public inspection; however, the results of valuations are advised to members of the various schemes.

The Group also operates plans in the U.S., which provide certain employees with post retirement health care benefits. Actuarial valuations of these plans were performed as at December 31, 2005 using the projected unit credit method. The principal assumption made by the actuaries was that the per capita weighted average assumed rate of increase in covered benefits was 9% (2004: 10%), reducing by 1% per annum until reaching the ultimate of 5% in 2009. The effect of a 1% increase or decrease in the health care trend rate would not materially increase the accumulated post retirement benefit obligation as at December 31, 2005.

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

24   Employee Pension Plans and Similar Obligations—(continued)

The main financial assumptions used to calculate scheme liabilities under FRS 17 are set out below:

Major Assumptions

	Europe	USA	Latin America
	%	%	%
December 2005
Rate of increase in salaries	1.50 - 4.00	3.50 - 3.75	3.25 - 6.08
Rate of increase to pensions in payment	Nil - 3.00	Nil	Nil
Discount rate for scheme liabilities	4.25 - 5.00	5.50	5.25 - 11.17
Inflation	1.25 - 2.75	1.75	2.50 - 3.50

	Europe	USA	Latin America
	%	%	%
December 2004
Rate of increase in salaries	1.50 - 4.00	3.75 - 4.00	3.50 - 6.85
Rate of increase to pensions in payment	Nil - 4.00	Nil	Nil
Discount rate for scheme liabilities	4.50 - 6.50	6.00 - 6.25	5.25 - 12.00
Inflation	1.25 - 4.00	2.00	2.75 - 3.50

	Europe	USA	Latin America
	%	%	%
December 2003
Rate of increase in salaries	1.50 - 4.00	4.00	2.00 - 7.50
Rate of increase to pensions in payment	Nil - 4.00	Nil	Nil
Discount rate for scheme liabilities	5.00 - 6.50	6.25	6.25 - 12.66
Inflation	1.00 - 4.00	2.25	2.75 - 4.00

The expected long term rates of return on the assets of the significant plans were as follows:

	Europe	USA	Latin America
	%	%	%
December 2005
Equities	7.25 - 8.00	8.50	8.25 - 10.50
Bonds	3.25 - 7.00	4.50	4.25 - 5.25
Property	6.50 - 7.00	n/a	n/a
Other	2.50 - 7.14	3.50	3.25 - 3.50

	Europe	USA	Latin America
	%	%	%
December 2004
Equities	7.50 - 8.00	8.50	8.25 -10.50
Bonds	3.75 - 7.00	4.50	4.25 - 5.25
Property	6.50 - 7.00	n/a	n/a
Other	2.75 - 7.36	3.50	3.25 - 3.50

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

24   Employee Pension Plans and Similar Obligations—(continued)

	Europe	USA	Latin America
	%	%	%
December 2003
Equities	8.00	8.50	8.50 - 13.00
Bonds	4.51 - 7.00	4.50	4.50 - 10.00
Other	3.00 - 7.00	3.50	Nil - 3.50

The market values of the assets of the schemes were as follows:

	Europe	USA	Latin America	Total
	€000	€000	€000	€000
December 2005
Equities	628,843	15,717	10,018	654,578
Bonds	487,089	9,118	9,822	506,029
Property	77,451	—	—	77,451
Other	78,622	1,016	531	80,169
Total market value	1,272,005	25,851	20,371	1,318,227
Present value of scheme liabilities	1,929,671	46,506	50,194	2,026,371
(Deficit) in the plans	(657,666)	(20,655)	(29,823)	(708,144)
Deferred tax asset	51,483	—	1,293	52,776
Net pension (liability)	€(606,183)	€(20,655)	€(28,530)	€(655,368)

	Europe	USA	Latin America	Total
	€000	€000	€000	€000
December 2004
Equities	299,530	16,391	8,006	323,927
Bonds	237,519	8,890	5,999	252,408
Property	40,117	—	—	40,117
Other	36,536	737	1,380	38,653
Total market value	613,702	26,018	15,385	655,105
Present value of scheme liabilities	1,027,593	42,844	40,224	1,110,661
(Deficit) in the plans	(413,891)	(16,826)	(24,839)	(455,556)
Deferred tax asset	42,835	—	1,484	44,319
Net pension (liability)	€(371,056)	€(16,826)	€(23,355)	€(411,237)

	Europe	USA	Latin America	Total
	€000	€000	€000	€000
December 2003
Equities	294,891	14,208	11,641	320,740
Bonds	220,760	7,932	10,195	238,887
Other	60,599	1,049	557	62,205
Total market value	576,250	23,189	22,393	621,832
Present value of scheme liabilities	977,308	45,437	45,627	1,068,372
(Deficit) in the plans	(401,058)	(22,248)	(23,234)	(446,540)
Deferred tax asset	83,285	—	7,946	91,231
Net pension (liability)	€(317,773)	€(22,248)	€(15,288)	€(355,309)

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

24   Employee Pension Plans and Similar Obligations—(continued)

The following tables set out the components of the defined benefit cost:

Analysis of the amount charged to operating income

€000
Year ended December 31, 2005
Current service cost	36,697
Past service cost	1,527
Gain on settlements and curtailments	(6,129)
Total operating charge	€32,095

€000
Year ended December 31, 2004
Current service cost	37,163
Past service benefit	(1,793)
Gain on settlements and curtailments	(542)
Total operating charge	€34,828

€000
Year ended December 31, 2003
Current service cost	36,593
Past service cost	655
Total operating charge	€37,248

Analysis of the amount charged to other financial expense

€000
Year ended December 31, 2005
Expected return on pension scheme assets	(43,974)
Interest cost on pension scheme liabilities	57,233
Net charge	€13,259

€000
Year ended December 31, 2004
Expected return on pension scheme assets	(40,137)
Interest cost on pension scheme liabilities	55,855
Net charge	€15,718

€000
Year ended December 31, 2003
Expected return on pension scheme assets	(39,460)
Interest cost on pension scheme liabilities	54,726
Net charge	€15,266

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

24   Employee Pension Plans and Similar Obligations—(continued)

Analysis of the amount recognized in the statement of total recognized gains and losses

€000
Year ended December 31, 2005
Actual return less expected return on pension scheme assets	78,779
Net experience gains on scheme liabilities	4,440
Changes in financial assumptions underlying the scheme liabilities	(98,104)
Actuarial loss recognized in the statement of recognized gains and losses	€(14,885)

€000
Year ended December 31, 2004
Actual return less expected return on pension scheme assets	9,573
Net experience (losses) on scheme liabilities	(5,901)
Changes in financial assumptions underlying the scheme liabilities	(13,963)
Actuarial loss recognized in the statement of recognized gains and losses	€(10,291)

€000
Year ended December 31, 2003
Actual return less expected return on pension scheme assets	20,475
Net experience gains on scheme liabilities	8,901
Changes in financial assumptions underlying the scheme liabilities	(1,576)
Actuarial gain recognized in the statement of recognized gains and losses	€27,800

The analysis of the amount recognized in the statement of recognized gains and losses excludes deferred tax.

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

24   Employee Pension Plans and Similar Obligations—(continued)

Movement in pension liability

€000
Deficit in scheme at December 31, 2002	352,037
Current service cost	36,593
Past service cost	655
Contributions	(52,253)
Other finance expense	15,266
Actuarial gain	(27,800)
Fair value adjustment	68,431
Acquisitions	133,137
Disposals	(59,614)
Currency adjustment	(19,912)
Deficit in scheme at December 31, 2003	446,540
Current service cost	37,163
Past service benefit	(1,793)
Recognition of gain on settlement and curtailments	(542)
Contributions	(51,921)
Other finance expense	15,718
Actuarial loss	10,291
Reclassification	2,291
Disposals	(101)
Currency adjustment	(2,090)
Deficit in scheme at December 31, 2004	455,556
Current service cost	36,697
Past service cost	1,527
Recognition of gain on settlements and curtailments	(6,129)
Contributions	(51,309)
Other finance expense	13,259
Actuarial loss	14,885
Acquisitions	256,680
Disposals	(22,040)
Currency adjustment	9,018
Deficit in scheme at December, 31 2005	€708,144

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

24   Employee Pension Plans and Similar Obligations—(continued)

History of amounts recognized in the statement of recognized gains and losses

Difference between actual and expected return on pension scheme assets

Year ended December 31, 2005
Amount	78,779,000
Percentage of scheme assets	6%
Year ended December 31, 2004
Amount	9,573,000
Percentage of scheme assets	1%
Year ended December 31, 2003
Amount	20,475,000
Percentage of scheme assets	3%
Period from September 3, 2002 through December 31, 2002
Amount	7,218,000
Percentage of scheme assets	1%

Experience gains and losses on scheme liabilities

Year ended December 31, 2005
Amount	4,440,000
Percentage of the present value of scheme liabilities	0%
Year ended December 31, 2004
Amount	5,901,000
Percentage of the present value of scheme liabilities	1%
Year ended December 31, 2003
Amount	8,901,000
Percentage of the present value of scheme liabilities	1%
Period from September 3, 2002 through December 31, 2002
Amount	27,515,000
Percentage of the present value of scheme liabilities	3%

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

24   Employee Pension Plans and Similar Obligations—(continued)

Total actuarial gains and losses recognized in the statement of recognized gains and losses

Year ended December 31, 2005
Amount	14,885,000
Percentage of the present value of scheme liabilities	1%
Year ended December 31, 2004
Amount	10,291,000
Percentage of the present value of scheme liabilities	1%
Year ended December 31, 2003
Amount	27,800,000
Percentage of the present value of scheme liabilities	3%
Period from September 3, 2002 through December 31, 2002
Amount	12,507,000
Percentage of the present value of scheme liabilities	1%

Some of the schemes are closed schemes and therefore under the projected unit method the current service cost would be expected to increase as the members of the scheme approach retirement and reduce as members retire or leave service.

In certain countries, in accordance with local practice, plans are financed internally and the provisions relating to such cases are included in pension liabilities. At December 31, 2005 these amount to €431,862,000 (2004: €277,274,000; 2003: €263,165,000).

The defined contribution pension scheme expense for the year ended December 31, 2005 was €20,850,000 (2004: €21,077,000; 2003: €20,686,000).

25   Related Party Transactions

Transactions with associates

We conduct certain transactions with associates in the normal course of business.

The transactions with associates for each period are summarized as follows:

	2005	2004	2003
	€000	€000	€000
Sale of goods	31,277	28,725	41,612
Purchase of goods	13,813	9,930	11,484
Receiving of services	633	922	265
Rendering of services	1,544	776	697

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

25   Related Party Transactions—(continued)

Transactions with related parties

In connection with the acquisition, certain non-operating assets and non-core operating assets of JSG were transferred to the newcos, in exchange for intercompany notes.

	2005	2004	2003
	€000	€000	€000
Rendering and receiving of services (net)	—	—	679
Transfer of cash from business disposals	9,899	11,934	28,206

On June 16, 2005, assets comprising The K Club, additional land near The K Club and the site of the former Clonskeagh paper mill were disposed for an amount of €115 million to a group of investors which included Sir Michael Smurfit, our Chairman.

In 2005 the Group purchased in the normal course of business approximately 28,000 metric tons of paper amounting to approximately €11 million from Savon Sellu, a company controlled by Dr. Dermot Smurfit together with his brothers Sir Michael Smurfit, our Chairman, and Dr. Alan Smurfit. At December 31, 2005, an amount of €3.2 million was owing by SKG to Savon Sellu.

26   Shareholders’ Equity

Other reserves include the following:

JSG Acquisitions has an authorized share capital of 100,000 shares of €1 each, of which 40,000 were issued.

Other reserves includes €856,960,000 of investments by JSG Funding by way of capital contributions in 2002 and investments by SKGL of €738,953,000 by way of capital contributions in 2005.

Certain members of management subscribed cash for convertible shares of JSL at nominal value. Pursuant to the completion of the exchange offer on February 6, 2004, these were exchanged for convertible shares of JSG Packaging (the ‘Unvested Convertible Equity’). Subject to the terms and conditions of the Management Equity Agreement, the Unvested Convertible Equity will, upon vesting, be convertible into ordinary shares of JSG Packaging upon payment in cash of a further amount equal to the fair market value of an ordinary share of JSG Packaging on the date of grant adjusted to reflect the capital reduction in February 2005 and interest as it accrues on the inter company debt with JSG Holdings. In the case of the initially allocated Unvested Convertible Equity the additional cash payment is equal to the subscription price plus capital contributions per ordinary share paid by Madison Dearborn Partners LLC and affiliates prior to the offer becoming or being declared unconditional, adjusted to reflect the capital reduction in February 2005 and interest as it accrues on the inter company debt with JSG Holdings, net of the nominal subscription price previously paid by the holder. The ordinary shares into which Unvested Convertible Equity can, subject to vesting, be converted will represent a maximum of approximately 7 per cent. of JSG Packaging’s outstanding ordinary shares.

Pursuant to the terms of the Management Equity Agreement, the Unvested Convertible Equity will vest as follows:

•  Time vesting.  40 per cent. of the Unvested Convertible Equity will vest in three equal tranches as of December 31 in each of 2005, 2006 and 2007, provided that the holder remains actively employed by JSG Packaging or any of its subsidiaries on the relevant date.

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

26   Shareholders’ Equity—(continued)

•  Performance vesting.  40 per cent. of the Unvested Convertible Equity will vest in one, two or three tranches as of December 31 in each of 2005, 2006 and 2007, provided that the holder remains actively employed by JSG Packaging or any of its subsidiaries as of such date, subject to the attainment as of each such date of specified performance criteria, which criteria will be cumulative, such that attainment of criteria with respect to any of the foregoing dates will trigger vesting in respect of all previous such dates. The performance criteria will be based on the achievement of a valuation of JSG Packaging measured by notional return on investment achieved by Madison Dearborn Partners LLC from the date of its investments in JSL, calculated by reference to the price paid for JSL and expressed as a compounded percentage rate per annum.

•  Time/performance vesting.   20 per cent. of the Unvested Convertible Equity will vest on December 31, 2007 if return on investment of 30 per cent. or more is achieved up to such date, provided the holder remains actively employed by JSG Packaging or any of its subsidiaries on the relevant date.

•  Early vesting. The board of directors of JSG Packaging will have discretion as to early vesting in certain circumstances.

The Unvested Convertible Equity will vest immediately upon the closing of an initial public offering of JSG Packaging’s equity. However, the convertible shares are subject to certain contractual restrictions on transfer following their acquisition upon exercise of the underlying convertible equity. At December 31, 2005, JSG Packaging had issued 10,404,610 convertible shares.

27   Net Cash Flow from Operating Activities and Movement in Working Capital

	2005	2004	2003
	€000	€000	€000
Operating income	167,028	281,788	309,193
Reorganization and restructuring costs	8,421	23,231	16,357
Depreciation and depletion (net of government grants amortized)	282,378	259,831	250,590
Amortization of intangible assets	29,203	37,925	44,548
Finance lease interest paid	1,138	1,962	2,164
Decrease / (increase) in other payables and provisions	(14,291)	(12,891)	6,451
Decrease / (increase) in working capital	40,252	47,419	62,848
Currency adjustment	(1,258)	1,663	(1,124)
	€512,871	€640,928	€691,027

	Inventories	Receivables	Payables*	Total
	€000	€000	€000	€000
December 31, 2004	452,166	925,048	(1,017,060)	360,154
Acquisitions	275,804	572,415	(535,081)	313,138
Disposed	(68,698)	(62,196)	69,217	(61,677)
Reclassification	(5,282)	16,328	(16,486)	(5,440)
Assets held for sale	—	(79,810)	25,406	(54,404)
Deferred acquisition consideration	—	—	(31,384)	(31,384)
Decrease in working capital	(7,051)	(76,262)	43,061	(40,252)
Currency adjustment	16,192	19,205	(13,544)	21,853
December 31, 2005	€663,131	€1,314,728	€(1,475,871)	€501,988

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

27   Net Cash Flow from Operating Activities and Movement in Working Capital—(continued)

	Inventories	Receivables	Payables*	Total
	€000	€000	€000	€000
December 31, 2003	477,432	911,443	(967,141)	421,734
Reclassification	4,151	(15,903)	3,202	(8,550)
Deferred acquisition consideration	—	—	854	854
Decrease in working capital	(22,434)	38,291	(63,276)	(47,419)
Currency adjustment	(6,983)	(8,783)	9,301	(6,465)
December 31, 2004	€452,166	€925,048	€(1,017,060)	€360,154

	Inventories	Receivables	Payables*	Total
	€000	€000	€000	€000
December 31, 2002	470,207	1,016,181	(1,018,286)	468,102
Acquisitions	59,724	115,628	(109,936)	65,416
Disposed	(33,890)	(72,899)	44,173	(62,616)
Reclassification	(1,267)	(12,566)	57,676	43,843
Deferred acquisition consideration	—	—	(3,178)	(3,178)
Decrease in working capital	4,638	(102,680)	35,194	(62,848)
Currency adjustment	(21,980)	(32,221)	27,216	(26,985)
December 31, 2003	€477,432	€911,443	€(967,141)	€421,734

*                    Amounts falling due within one year not including borrowing due within one year, corporation tax, capitalized lease obligations and amounts due to affiliates.

28   Retirement of Fixed Assets

	2005	2004	2003
	€000	€000	€000
Property, plant and equipment	17,756	33,860	12,351
Investments	442	2,528	32,544
	€18,198	€36,388	€44,895

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

29   Reconciliation of Net Cash Flow to Movement in Net Debt

	2005	2004	2003
	€000	€000	€000
(Decrease) / increase in cash	(27,045)	50,285	29,314
(Increase) / decrease term debt	(481,142)	67,266	49,789
Increase / (decrease) in liquid resources	789,786	16,914	(18,812)
Capital elements of finance leases repaid	4,812	13,576	5,689
Change in net debt resulting from cash flows	286,411	148,041	65,980
New finance leases	(4,053)	(2,963)	—
Loans and finance leases acquired	(1,814,470)	—	(122,952)
Loans and finance leases disposed	1,471	—	23,695
Other non cash movements	(8,088)	3,663	2,221
Currency adjustment	112,435	27,265	153,216
Movement in net debt	(1,426,294)	176,006	122,160
Net debt at beginning of period	(1,700,066)	(1,876,072)	(1,998,232)
Net debt at end of period	€(3,126,360)	€(1,700,066)	€(1,876,072)

30   Analysis of Net Debt

	December	Cash	Acquisitions			December
	2004	Flow	and Disposals	Non Cash	Currency	2005
	€000	€000	€000	€000	€000	€000
Cash	140,149	(44,246)	—	—	3,639	99,542
Short term deposits and liquid resources	107,809	34,211	—	—	6,165	148,185
Restricted cash	—	755,575	—	—	—	755,575
Cash and investments	247,958	745,540	—	—	9,804	1,003,302
Bank overdrafts and demand loans	(28,673)	17,201	—	—	(8,551)	(20,023)
Loans repayable within one year	(53,877)	(14,511)	—	(8,911)	24,767	(52,532)
Kappa bonds outstanding	—	(755,575)	—	—	—	(755,575)
Short term borrowing	(82,550)	(752,885)	—	(8,911)	16,216	(828,130)
Long and medium term borrowing	(1,848,074)	288,944	(1,805,992)	823	86,316	(3,277,983)
Net borrowing	(1,682,666)	281,599	(1,805,992)	(8,088)	112,336	(3,102,811)
Finance leases	(17,400)	4,812	(7,007)	(4,053)	99	(23,549)
Net debt	€(1,700,066)	€286,411	€(1,812,999)	€(12,141)	€112,435	€(3,126,360)

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

30   Analysis of Net Debt—(continued)

	December 2003	Cash Flow	Acquisitions and disposals	Non Cash	Currency	December 2004
	€000	€000	€000	€000	€000	€000
Cash	86,137	55,623	—	—	(1,611)	140,149
Short term deposits and liquid resources	92,930	16,914	—	(35)	(2,000)	107,809
Cash and investments	179,067	72,537	—	(35)	(3,611)	247,958
Bank overdrafts and demand loans	(22,373)	(5,338)	—	—	(962)	(28,673)
Loans repayable within one year	(88,138)	54,280	—	3,698	(23,717)	(53,877)
Short term borrowing	(110,511)	48,942	—	3,698	(24,679)	(82,550)
Long and medium term borrowing	(1,916,348)	12,986	—		55,288	(1,848,074)
Net borrowing	(1,847,792)	134,465	—	3,663	26,998	(1,682,666)
Finance leases	(28,280)	13,576	—	(2,963)	267	(17,400)
Net debt	€(1,876,072)	€148,041	—	€700	€27,265	€(1,700,066)

	December 2002	Cash Flow	Acquisitions and Disposals	Non Cash	Currency	December 2003
	€000	€000	€000	€000	€000	€000
Cash	69,224	22,493	—	—	(5,580)	86,137
Short term deposits and liquid resources	115,031	(18,812)	—	(58)	(3,231)	92,930
Cash and investments	184,255	3,681	—	(58)	(8,811)	179,067
Bank overdrafts and demand loans	(51,379)	6,821	—	—	22,185	(22,373)
Loans repayable within one year	(79,584)	31,085	—	2,279	(41,918)	(88,138)
Short term borrowing	(130,963)	37,906	—	2,279	(19,733)	(110,511)
Long and medium term borrowing	(2,028,937)	18,704	(86,119)	—	180,004	(1,916,348)
Net borrowing	(1,975,645)	60,291	(86,119)	2,221	151,460	(1,847,792)
Finance leases	(22,587)	5,689	(13,138)	—	1,756	(28,280)
Net debt	€(1,998,232)	€65,980	€(99,257)	€2,221	€153,216	€(1,876,072)

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

30   Analysis of Net Debt—(continued)

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

31   Acquisitions and Disposals

	2005	2004	2003
	€000	€000	€000
Net (liabilities) / assets acquired (see below)	(203,598)	—	6,180
Reclassification from associates	—	—	(35,030)
Goodwill	1,185,705	2,731	174,659
	€982,107	€2,731	€145,809
Satisfied by:
Shareholders loan contributed	738,953	—	—
Cash payments	209,608	2,731	145,809
Deferred consideration	33,546	—	—
	€982,107	€2,731	€145,809
Net cash outflows
Cash payments	209,608	2,731	145,809
Cash acquired	(48,887)	—	(52,683)
Bank overdrafts acquired	44,811	—	8,955
	€205,532	€2,731	€102,081

Summary of net (liabilities) / assets acquired:

	2005	2004	2003
	€000	€000	€000
Net assets acquired:
Fixed assets:
Property, plant and equipment	1,557,132	—	269,385
Investments	3,533	—	3,616
Current assets:
Inventories	275,804	—	59,724
Accounts receivable and prepayments	572,415	—	115,628
Cash and investments held as current assets	48,887	—	52,683
Total assets	2,457,771	—	501,036
Accounts payable and accrued liabilities	(587,196)	—	(135,268)
Long term debt and other payables	(1,805,992)	—	(113,896)
Provisions for liabilities and charges	(312,151)	—	(6,197)
Fair value adjustment	45,467	—	(239,495)
Minority interests	(1,497)	—	—
Net (liabilities) / assets acquired at fair value to the Group	€(203,598)	€—	€6,180

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

31   Acquisitions and disposals—(continued)

Summary of effects of the acquisition of Kappa

The acquisition of Kappa was completed on December 1, 2005. The fair value exercise relating to the acquisition is preliminary and is reflected in the schedule below although the fair value exercise on fixed and intangible assets has been substantially completed. The fair value exercise on pensions has also been substantially completed, and no significant adjustment is expected in relation to these amounts.

	Book Value	Policy Alignment	Revaluation	Fair Value
	€ millions	€ millions	€ millions	€ millions
Cash	49	—	—	49
Accounts receivable and prepayments	575	(2)	(1)	572
Inventories	258	18	—	276
Financial assets	3	—	—	3
Property, plant and equipment	1,574	(17)	23	1,580
Intangible assets	—	—	35	35
Total assets	2,459	(1)	57	2,515
Accounts payable and accruals	(581)	(6)	(8)	(595)
Long term debt and other long term liabilities	(1,806)	—	(4)	(1,810)
Provisions for liabilities and charges	(385)	73	—	(312)
Minorities	(2)	—	—	(2)
Net (liabilities) / assets acquired	(315)	66	45	(204)
Shareholders loans acquired				(739)
Goodwill				1,186
Total consideration				243
Deferred consideration				(33)
Cash payments				€210

The consolidated financial statements of cash flows for 2005 includes the following significant cash flows in relation to Kappa.

€ millions
Net cash flow from operating activities	71
Interest paid	(20)
Purchase of tangible fixed assets	(25)

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

31   Acquisitions and disposals—(continued)

The summarized statements of operations and statements of total recognized gains and losses for Kappa from the beginning of its financial year on January 1, 2005 to November 30, 2005 are set out below. These figures are reported in accordance with accounting standards generally accepted in The Netherlands and are unaudited.

Summarized statements of operations

Jan. 1, 2005 through Nov. 30, 2005
€ millions
Net Sales	2,585
Operating Income	154
Exceptional items	(11)
Profit before interest	143
Net interest	(208)
Loss before taxes	(65)
Tax	(11)
Net loss for the period	€(76)

Statements of total recognized gains and losses

Jan. 1, 2005 through Nov. 30, 2005
€ millions
Net loss for the period	(76)
Translation adjustment on foreign currency net investments	(8)
Total recognized gains and losses	€(84)

The net loss for Kappa for the year ended December 31, 2004 was €79 million.

Summary of effects of the acquisition of the SSCC European assets in 2003

	Book Value	Revaluations	Fair Value
	€ millions	€ millions	€ millions
Cash	29		29
Accounts receivable and prepayments	103		103
Inventories	49		49
Property, plant and equipment	103	115	218
Accounts payable and accruals	(98)		(98)
Long term debt and other long term liabilities	(115)		(115)
Other liabilities	(95)	(59)	(154)
Net assets acquired	€(24)	€56	32
Goodwill			174
Consideration			€206

32   Parent Undertakings and Controlling Parties

The immediate controlling party and the parent undertaking of the smallest group of which the company is a member, and for which group financial statements are prepared, is JSG Funding, a company incorporated in Ireland. The ultimate controlling party and the parent undertaking of the largest group of

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

32   Parent Undertakings and Controlling Parties—(continued)

which the company is a member, and for which group financial statements are prepared, is SKGL, a company incorporated in Ireland.

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and file reports, including Annual Reports on Form 20-F, and other information with the SEC. You may read and copy any document we file with the SEC at its public reference rooms at 100 F Street, N.E. Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. In addition, the SEC maintains an Internet site at http://www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC. These filings are also available to the public from commercial document retrieval services.

JSG Funding’s annual report on Form 20-F, current reports on Form 6-K, and all amendments to those reports are made available free of charge through our website (www.smurfitkappa.com) as soon as practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission.

33   Companies (Amendment) Act, 1963 to 2005

The financial statements in this report do not comprise ‘full group accounts’ within the meaning of Regulation 40(1) of the European Communities (Companies: Group Accounts) Regulations, 1992 of Ireland in so far as such group accounts would have to comply with the disclosure and other requirements of those Regulations. Full group accounts for JSL for the year ended December 31, 2003 have been filed with the Irish Registrar of Companies. The auditors have made reports without qualification and without reference to an emphasis of matter under Section 193 of the Companies Act, 1990, in respect of the consolidated financial statements for the years ended December 31, 2004 and 2003. Full accounts for SKGL for the year ended December 31, 2004 have also been filed with the Registrar of Companies. Full accounts for SKGL for the year ended December 31, 2005 will be filed with the Registrar in due course.

34   Comparative Figures

Certain figures for the prior years have been adjusted to conform with 2005 classifications and disclosure requirements

35   Differences Between Accounting Principles Generally Accepted in Ireland and in the United States

The Group’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in Ireland (“Irish GAAP”), which differ in certain respects from accounting principles generally accepted in the United States (“US GAAP”). The significant differences as they apply to the Group and the necessary adjustments are summarized below.

Goodwill

Irish GAAP, FRS 10—“Goodwill and Intangible Assets,” requires goodwill to be capitalized as an intangible fixed asset and amortized in the statement of operations over its estimated useful live. For US GAAP, the Group applies SFAS No. 142 “Goodwill and Other Intangible Assets”. Under SFAS No. 142, goodwill is no longer amortized, but is tested for impairment on an annual basis and whenever indicators of impairment arise. The Group’s identified indicators of impairment under SFAS No. 142 are the same as under SAB No. 100, “Restructuring and Impairment Charges”.

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

35   Differences Between Accounting Principles Generally Accepted in Ireland and in the United States—(continued)

The goodwill impairment test, which is based on fair value, is to be performed on a reporting unit level using a two-step impairment test. A reporting unit is an operating segment as defined by SFAS No. 131, ‘‘Disclosures about Segments of an Enterprise and Related Information’’, or one level lower. In the first step, the fair value of a reporting unit is compared with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying value, goodwill is not deemed to be impaired and step two of the impairment test is not required. If the fair value of the reporting unit is lower than the carrying value of long term assets and net working capital, step two needs to be performed to measure the amount of impairment. The second step of the goodwill impairment test, used to measure the amount of impairment loss, compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss shall be recognized in an amount equal to that excess. The loss recognized cannot exceed the carrying amount of goodwill.

The fair value of each reporting unit was determined based upon JSG’s segment reporting. According to these calculations, the fair value of the reporting units exceeded the carrying value of their net assets. Therefore, the additional analysis was not required and there was no impairment of goodwill upon adoption of SFAS No. 142. The Group performed an annual impairment test in the last quarter of 2003, 2004 and 2005. No indicators of impairment were identified.

Under Irish GAAP, the Group accounts for goodwill arising on the acquisition of a foreign entity as a euro functional asset. Under U.S. GAAP, SFAS No. 52 requires goodwill and any fair value adjustments arising out of the purchase of a foreign entity to be treated as currency assets and liabilities of the foreign operation and translated at the closing rates with differences taken to the currency translation adjustment recorded in other comprehensive income as a component of shareholders’ equity.

Intangible Assets

Under US GAAP, €141 million representing the allocated value for customer relationships has been accounted for as intangible assets under US GAAP. Irish GAAP does not permit the separate recognition of such assets and thus has included the €141 million amount in goodwill under Irish GAAP. Such goodwill is amortized under Irish GAAP on a straight-line basis over 40 years. The separately identified intangible assets have been amortized on a straight-line basis over 5 - 8 years under US GAAP.

Deferred taxation

Irish GAAP, FRS 19—’’Deferred Tax’’ requires full provision to be made for deferred tax arising from timing differences between the recognition of gains and losses in the financial statements and their recognition in tax computations. In adopting FRS 19, we have chosen not to discount deferred tax assets and liabilities. This standard eliminated a number of the differences between accounting for deferred tax under Irish and US GAAP. However, under SFAS No. 109—’’Accounting for Income Taxes’’, deferred taxation would also be provided under US GAAP on the difference between the accounting and taxation bases of assets and liabilities of subsidiaries acquired. Deferred income taxes on the taxable US GAAP adjustments are included within the reconciliations.

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

35   Differences Between Accounting Principles Generally Accepted in Ireland and in the United States—(continued)

Retirement benefits

Under Irish GAAP, FRS 17—“Retirement Benefits” requires that scheme assets are valued at fair value and scheme liabilities are measured using the Projected Unit Credit method. Net scheme assets and liabilities, reduced by deferred tax amounts, are required to be shown on the face of the balance sheet as a pension asset or liability as appropriate. JSG Acquisitions has also adopted Urgent Issues Task Force abstract 35—“Death-in-service and incapacity benefits’’ (‘‘UITF 35’’). Under US GAAP the main differences with Irish GAAP arise in relation to the recognition of actuarial gains and losses and the treatment of death-in-service and incapacity benefits. Under US GAAP, net scheme assets and liabilities are required to be shown gross of deferred tax amounts.

Hyper-inflationary economies

The Group accounts for the activities of its subsidiaries in Mexico, Colombia, Venezuela and Argentina, which historically have high rates of inflation, using the US dollar as the functional currency.

Under US GAAP for each of the periods presented, Mexico, Colombia, Argentina and Venezuela would not be regarded as hyper-inflationary and the Mexican Peso, the Colombian Peso, the Argentinean Peso and the Venezuelan Bolivar respectively would have been used as the functional currency. The application of US GAAP has no material effect on the reported net income of these subsidiaries.

Stock-based employee compensation expense

SFAS No. 123—“Accounting for Stock-Based Compensation’’ encourages, but does not require, compensation expense for employee stock options to be measured based on their fair value at the date of grant, determined using option valuation models. JSG Acquisitions has elected to continue to account for stock based employee compensation in accordance with APB Opinion No. 25—“Accounting for Stock Issued to Employees’’ (‘‘APB 25’’) and related interpretations and to provide the pro forma information required by SFAS No. 123.

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

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

35   Differences Between Accounting Principles Generally Accepted in Ireland and in the United States—(continued)

Accounting for associates

Irish GAAP requires separate disclosure of operating earnings, net interest, exceptional items and the taxation charge arising in associates. Under US GAAP earnings of associates, net of taxation would be shown as a single line item in arriving at net income.

Financial instruments

Under Irish GAAP all hedging instruments are matched with their underlying hedged item. Each instrument’s gain or loss is brought into the profit and loss account and its fair value into the balance sheet at the same time as is the matched underlying asset, liability, income or cost.

Under SFAS No. 133, ‘‘Accounting for Derivative Instruments and Hedging Activities’’ all derivative instruments are recognized on the balance sheet at their fair values. Changes in fair value are either recognized periodically in income or in shareholders’ equity as a component of comprehensive income depending on whether the derivative qualifies for hedge accounting in accordance with the requirements of SFAS No. 133, and if so, whether it qualifies as a fair value hedge or cash flow hedge. Changes in fair value of derivatives accounted for as fair value hedges are recorded in income along with the corresponding portions of the changes in the fair value of the hedged items, to the extent they are effective as hedges. Changes in fair value of derivatives accounted for as cash flow hedges, to the extent they are effective as hedges, are recorded in other comprehensive income net of deferred taxes. Changes in fair values of derivatives not qualifying as hedges are reported in net income.

Under Irish GAAP the functional currency of the Group’s operations in Latin America is the US$. The Group’s investment in these operations is financed by US$ borrowing. The carrying amounts of these operations are translated at the end of each accounting period at the closing rates of exchange. The resulting exchange differences are taken directly to reserves. Exchange gains or losses on the related US$ borrowing are then offset as a reserve movement against the exchange differences.

Under U.S. GAAP the functional currency of our Latin American operations is the local currency of each of the countries in which we operate. While net investment hedge accounting is permitted, the use of a different functional currency for our Latin American operations results in our US$ debt not directly matching the local currency net assets. The Group does not meet the US GAAP criteria for net investment hedge accounting using a tandem currency debt instrument and as a result the translation gains and losses on the debt instrument are recorded in the statement of operations rather than in other comprehensive income.

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

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

35   Differences Between Accounting Principles Generally Accepted in Ireland and in the United States—(continued)

Under US GAAP, SFAS No. 144, ‘‘Accounting for the Impairment or Disposal of Long-Lived Assets’’ establishes a single accounting model for long-lived assets to be disposed of by sale consistent with the fundamental provisions of SFAS No. 121, ‘‘Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of’’. While it supersedes portions of APB Opinion 30, ‘‘Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions’’, it retains the discontinued operations presentation, yet it broadens that presentation to include a component of an entity (rather than a segment of a business). However, discontinued operations are no longer recorded at net realizable value and future operating losses are no longer recognized before they occur. Under SFAS No. 144, it is no longer necessary to allocate goodwill to long-lived assets and then perform impairment testing. Furthermore, it has been stipulated that in situations where it is expected that certain flows of capital will be accumulated in areas subject to impairment testing, these can be calculated on the basis of a probability-weighted cash flow estimate. SFAS No. 144 also establishes criteria for determining when an asset should be treated as held for sale.

Insurance receipts

Under Irish GAAP insurance receipts related to the interruption of business are deferred and released to income against the related costs.

Under US GAAP, FIN 30, SOP 96-1 and EITF 01-13 require insurance receipts to be recognized on receipt.

Restructuring and integration costs

The rules for recognizing restructuring and integration costs in the statement of operations are generally consistent between Irish and US GAAP. However, under Irish GAAP, on the acquisition of a business, costs in connection with restructuring would not be recorded in purchase accounting but would be expensed as incurred post acquisition. Under US GAAP, a purchase accounting liability would be recorded for qualifying costs and goodwill increased if certain requirements are satisfied as prescribed by EITF 95-3.

Leveraged buyout transactions

Under US GAAP, because of the application of the EITF issue 88-16, ‘‘Basis in Leveraged Buyout Transactions’’, only partial purchase accounting applied to the acquisition of JSG in 2002. The approximate 8% rollover investment by senior management shareholders would be valued at their predecessor basis in JSG as opposed to the inherent new basis in successor. The primary effect of that adjustment was to reduce goodwill and shareholders’ equity. Under Irish GAAP, no such adjustment is required.

Composition of JSG Funding Group—consolidation of companies sold to affiliates

As part of the MDP acquisition, certain assets were transferred to newcos, wholly owned subsidiaries of JSL. The newcos borrowed €125 million which was lent to JSL to fund a €125 million capital contribution in JSG Funding. Under US GAAP, the newcos would be consolidated in JSG Acquisitions’s

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

35   Differences Between Accounting Principles Generally Accepted in Ireland and in the United States—(continued)

financial statements, causing debt of JSG Acquisitions to increase and equity of JSG Acquisitions to decrease. Even though JSG Aquisitions under US GAAP would consolidate the newcos, JSG Acquisitions had no repayment obligations relating to the newco debt, which was recourse only to the assets of the newcos. The newcos facility was fully paid before December 31, 2003.

Consolidation of assets held for sale

The European Commission approval of the Kappa merger required the divestment by the group of certain Kappa and Smurfit plants. Under Irish GAAP the Smurfit plants continue to be consolidated until they are sold and the Kappa plants are included as available for sale and are shown as current assets recorded at the lower of cost or net realizable value.

Under US GAAP both the Kappa and the Smurfit plants are consolidated but treated as held for sale under SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”. The assets and liabilities are included at fair value less costs to sell and are shown as current assets and liabilities. Any fair value adjustment on the Kappa plants is treated as part of purchase price accounting but any subsequent adjustments to fair value will be taken to the income statement. Assets held for sale includes assets of €92,901,000 and liabilities of €38,497,000 which are included in the European Specialties segment.

Under US GAAP, the results from operations for assets held for sale are included in the consolidated statement of operations whereas they are excluded under Irish GAAP.

Inventory valuation—fair value

Under Irish GAAP the fair value of inventory in an acquisition would be based either, on the current cost to the acquired entity of reproducing the inventory or on the historical cost of the inventory (including the interest cost of holding the inventory) where it is difficult to find replacement cost as replacement would be impossible.

Under US GAAP, inventory acquired in a transaction accounted for under the purchase method is as follows: (a) finished are valued at estimated selling prices less the sum of the costs of disposal and a normal profit; (b) work in process inventories are valued at estimated selling prices less the sum of the costs of completion, costs of disposal, and a normal profit; and (c) raw material inventories are valued at current replacement cost. The differences in valuation of inventory acquired in the Kappa transaction under Irish GAAP and US GAAP will result in an adjustment to goodwill in the reconciliations.

Long-term receivables

Under Irish GAAP, certain long-term receivables are included in current assets. Under US GAAP, they are included in long term assets

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

35   Differences Between Accounting Principles Generally Accepted in Ireland and in the United States—(continued)

Currency Translation Adjustment

Adjustments arising on translation of the results of non-euro entities operations at average rates and on restatement of the opening net assets at closing rates into the consolidated financial statements are dealt with in the consolidated statement of total recognized gains and losses under Irish GAAP and in the statement of other comprehensive income under US GAAP. The currency translation adjustment included in other comprehensive income includes the translation impact of the adjustments to net loss under US GAAP for each year. Furthermore, the currency translation adjustment for each Irish GAAP to US GAAP reconciling item has been included in their respective line items in the shareholders’ reconciliation itself.

Scope of Consolidation—push-down of PIK notes

On December 1, 2005 SKGL, JSG Acquisitions and the shareholders of Kappa Holding B.V. (“Kappa”) concluded an agreement resulting in the merger of the operations of both groups of companies. The merger was completed through the issue of shares by SKGL and the payment of consideration comprising cash of approximately €238 million and an €89 million subordinated promissory note, primarily to Kappa’s former shareholders. These 9% shareholder PIK notes mature on December 31, 2016.

In January 2005, JSG Holdings plc (“JSG Holdings”) completed an offering of €325 million in aggregate principle amount of 11.5% senior PIK notes due 2015, through a series of transactions substantially all of the net proceeds were paid to shareholders by means of a capital reduction under Irish law.

Under Irish GAAP, transactions of both SKGL and JSG Holdings are not consolidated in the Group’s consolidated financial statements.

Under US GAAP in certain circumstances, parent company third party debt and associated costs would be pushed-down to the reporting entity.

Effectively, the Group is deemed to absorb a majority of the risk of certain of the debt transactions of JSG Holdings and SKGL. As such, these aforementioned debt transactions have been pushed down into the consolidated financial statements as of December 31, 2005. The JSG Holdings transaction would be reflected as an increase of outstanding debt with the resulting proceeds treated as a distribution to shareholders. The SKGL transaction would also be reflected as an increase of outstanding debt with an equal reduction in equity. The accrued interest associated with these notes would be recorded in the statement of operations.

The fair value of the 11.5% senior PIK notes due 2015 and of the 9% subordinated promissory notes as at December 31, 2005 was €322.4 million and €89.6 million respectively.

Gain on Munksjö disposal

The Company disposed of its Munksjö pulp, specialty paper and tissue operations during the year ended December 31, 2005. As the carrying value of these entities differed under Irish GAAP and US GAAP, the reconciliation of income includes an adjustment to the gain on disposal accordingly.

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

35   Differences Between Accounting Principles Generally Accepted in Ireland and in the United States—(continued)

The following is a summary of the significant adjustments to net loss and shareholders’ equity which would be required if US GAAP were to be applied instead of Irish GAAP.

Income	Restated 2005	Restated 2004	Restated 2003
	€000	€000	€000
Net loss reported in the consolidated statement of operations	(171,470)	(33,858)	(66,665)
Adjustments:
Goodwill amortization	28,914	37,925	33,817
Other intangible amortization	(2,038)	—	—
Retirement benefits	(8,118)	(3,061)	(3,999)
Deferred taxation	4,936	9,309	22,699
Stock based compensation expense	(17,696)	(330)	(493)
Inventory valuation—fair value	(5,451)	—	(5,264)
Management rollover investment	614	616	894
Financial instruments—fair value	11,414	(33,275)	(13,779)
Translation gains/(losses) arising on net investment hedging	(66,808)	44,056	116,054
Consolidation of companies sold to affiliates	(34,053)	(8,195)	(3,295)
Adjustment to gain on Munksjö disposal	2,597	—	—
Consolidation of assets held for sale	163	—	—
Insurance receipts	(398)	—	—
Push down of PIK notes	(36,959)	—	—
	(122,883)	47,045	146,634
Net (loss)/income as adjusted to accord with US GAAP	€(294,353)	€13,187	€79,969
Arising from:
Continuing operations	(265,928)	(20,701)	34,011
Acquired activities	(26,181)	—	—
Discontinued activities	(2,244)	33,888	45,958
Net (loss)/income available to ordinary shareholders as adjusted to accord with US GAAP	€(294,353)	€13,187	€79,969

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

35   Differences Between Accounting Principles Generally Accepted in Ireland and in the United States—(continued)

Total Comprehensive Income

	Restated	Restated	Restated
	2005	2004	2003
	€000	€000	€000
Net (loss)/income available to ordinary shareholders as adjusted to accord with US GAAP	(294,353)	13,187	79,969
Other comprehensive income / (loss):
Financial instruments—fair value(1)	7,268	(19,365)	(1,757)
Unrealized foreign currency translation adjustments	84,931	(20,965)	(109,982)
Retirement benefits	(77)	(4,824)	6,533
Total Comprehensive loss	€(202,231)	€(31,967)	€(25,237)

(1)   Financial instruments—fair value of €7,268,000 in 2005 is net of the tax benefit of €773,000.

Net losses of €3,075,000 of the accumulated adjustments to total comprehensive income in respect of the fair value of financial instruments are expected to be reclassified into earnings in the next twelve months. These instruments derive from gains and losses on derivatives hedging cash flows on forecasted transactions (the maximum period for which is two years) and on interest rate swaps qualifying as cash flow hedges.

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

35   Differences Between Accounting Principles Generally Accepted in Ireland and in the United States—(continued)

Shareholders’ Equity

		Restated	Restated
		2005	2004
		€000	€000
	Shareholders’ equity as reported in the consolidated balance sheet	1,418,909	863,272
	Adjustments:
Goodwill	—Gross	112,436	44,005
	—Aggregate amortization	101,606	81,695
	Other intangibles amortization	(2,038)	—
	Hyper-inflationary economies—property, plant and equipment
	—Cost	103,026	140,133
	—Aggregate depreciation	(49,707)	(63,141)
	Hyper-inflationary economies—investments	310	3,013
	Retirement benefits	(30,597)	(34,147)
	Deferred taxation	(137,896)	(127,194)
	Financial instruments—fair value	(30,059)	(48,741)
	Minority share of US GAAP adjustments	(6,376)	(8,615)
	Consolidation of companies sold to affiliates	(176,859)	(146,519)
	Rollover investment by JSG management	(74,961)	(75,574)
	Insurance receipts	540	—
	Provisions	(8,770)	—
	Push down of PIK notes	(442,582)	—
		(641,927)	(235,085)
	Shareholders’ equity as adjusted to accord with US GAAP	€776,982	€628,187

Shareholders’ equity under US GAAP includes assets amounting to €157,285,000 and liabilities amounting €57,443,000, held for sale at December 31, 2005.

U.S. GAAP Restatement Items

SFAS No. 52 requires goodwill and any fair value adjustments arising out of the purchase of a foreign entity to be treated as currency assets and liabilities of the foreign operation and translated at the closing rates with differences taken to the currency translation adjustment recorded in other comprehensive income as a component of shareholders’ equity. Accordingly, in performing this goodwill allocation to subsidiaries and applicable currency translation, the Group has restated financial statement amounts presented in accordance with US GAAP to reflect the currency movement associated with goodwill in the years 2003 and 2004. This resulted in a cumulative increase in currency translation adjustment of €93,533,000 as of December 31, 2004 leading to a reduction in both goodwill and shareholders’ equity reported under US GAAP for an identical amount. Consequently, the currency translation adjustment in other comprehensive loss for the years ended December 31, 2004 and 2003 increased by €8,409,000 and €85,124,000, respectively, thereby increasing other comprehensive loss by identical amounts in both years. This restatement did not impact the consolidated statement of operations or cash flows for the years ended December 31, 2004 and 2003 as presented in accordance with US GAAP.

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

35   Differences Between Accounting Principles Generally Accepted in Ireland and in the United States—(continued)

US GAAP requires parent company third party debt and associated issue costs to be pushed down to the reporting entity under certain circumstances. Accordingly, on analysis of parent company third party debt, the Group considers it appropriate to adopt push-down accounting in respect of the issuance of PIK notes by SKGL with regard to the Kappa acquisition. This resulted in a cumulative increase in third party debt of €89,620,000 as of December 31, 2005 leading to a reduction in income of €667,000 and a reduction in shareholders’ equity reported under US GAAP of €89,620,000. The Group has also pushed down debt issue costs of €8,330,000 related to the €325,000,000 PIK notes issued by JSG Holdings which leads to an increase in net loss of €751,000 for the year ended December 31, 2005, an increase in deferred debt issue costs and an increase in shareholders’ equity reported under US GAAP of €7,579,000.  These restatements did not impact the consolidated statement of operations, balance sheet or cash flows for the years ended December 31, 2004 and 2003 as presented in accordance with US GAAP.

Under U.S. GAAP the functional currency of the Group’s Latin American operations is the local currency of each of the countries in which it operates. The Group did not meet the criteria for net investment hedge accounting using a tandem currency debt instrument under US GAAP and as a result the Group has restated the statements of operations and other comprehensive income reclassifying the translation gains and losses on the debt instrument. For 2003 and 2004 net income under US GAAP increased by €116,054,000 and €44,056,000 with a corresponding decrease in other comprehensive income. For 2005 net income under US GAAP decreased by €66,808,000 with a corresponding increase in other comprehensive income. These restatements do not impact the shareholders’ equity or cash flows reported under US GAAP for any of the years presented.

The Group has restated shareholders’ equity presented in accordance with US GAAP to correct certain clerical errors in relation to the fair value adjustments arising on the acquisition of Kappa. These restatements decreased shareholders’ equity reported under US GAAP by €2,544,000 at December 31, 2005. They did not impact the consolidated statement of operations or cash flows for the years ended December 31, 2005, 2004 and 2003 as presented in accordance with US GAAP.

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

35   Differences Between Accounting Principles Generally Accepted in Ireland and in the United States—(continued)

Accumulated Other Comprehensive Income Amounts-Restated

	Currency Translation Adjustments	Financial Instruments (Losses)	Retirement Benefits	Total
	€000	€000	€000	€000
Balance at December 31, 2002	(25,509)	(4,534)	3,773	(26,270)
Movement in the year	(109,982)	(1,757)	6,533	(105,206)
Balance at December 31, 2003	(135,491)	(6,291)	10,306	(131,476)
Movement in the year	(20,965)	(19,365)	(4,824)	(45,154)
Balance at December 31, 2004	(156,456)	(25,656)	5,482	(176,630)
Movement in the year	84,931	7,268	(77)	92,122
Balance at December 31, 2005	€(71,525)	€(18,388)	€5,405	€(84,508)

Cash Flows

The consolidated statement of cash flows prepared under Irish GAAP presents substantially the same information as that required under US GAAP by SFAS No. 95—“Statement of Cash Flows”. This standard differs, however, with regard to the classification of items within the statements and as regards the definition of cash and cash equivalents. Under US GAAP, cash would not include bank overdrafts. The movements on such bank overdrafts are required to be included in financing activities under SFAS No. 95. Under US GAAP only short term investments with a maturity of three months or less at the date of acquisition are included in cash equivalents. Under Irish GAAP movements in short term investments are classified as management of liquid resources. Under Irish GAAP, cash flows are presented separately for operating activities, dividends received from associates, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and disposals, equity dividends paid, management of liquid resources and financing. US GAAP, however, requires only three categories of cash flow activity to be reported: operating, investing and financing.

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

The categories of cash flow activity under US GAAP are summarized as follows:

	2005	2004	2003
	€000	€000	€000
Cash inflow from operating activities	182,698	318,827	334,868
Cash (outflow) on investing activities	(530,701)	(174,770)	(333,626)
Cash inflow / (outflow) from financing activities	355,052	(85,896)	11,039
Increase in cash and cash equivalents	7,049	58,161	12,281
Currency adjustment on cash and cash equivalents	9,804	(3,611)	(8,810)
Cash and cash equivalents at beginning of period	230,873	176,323	172,852
Cash and cash equivalents at end of period	€247,726	€230,873	€176,323

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

35   Differences Between Accounting Principles Generally Accepted in Ireland and in the United States—(continued)

Business Combinations—Additional Information Required

Pro-forma sales and net income/loss for Group under US GAAP for the year ended December 31, 2005 were €7,022 million (unaudited) and a loss (€209.1) million (unaudited), respectively (2004: €7,649 million (unaudited) and net income of €107.8 million (unaudited), respectively). Pro forma net income for 2005 includes early debt extinguishment costs of €104.7 million (unaudited) which are not expected to reoccur.

Other intangibles amortization charge is projected to be approximately €24 million annually for the next 5 years.

Deferred taxation—additional information required by SFAS No. 109

The analysis of the US GAAP deferred taxation liability required by SFAS No. 109 is as follows:

	2005	2004
	€000	€000
Deferred taxation liabilities:
Excess of book value over tax value of fixed assets	386,203	295,702
Other timing differences	81,974	83,526
	468,177	379,228
Deferred taxation assets:
Net operating loss carry forwards	(293,035)	(61,422)
Valuation allowances	167,005	29,631
Retirement benefits	(58,264)	(45,679	)(1)
Other timing differences	(2,573)	(42,447)
	(186,867)	(119,917)
	€281,310	€259,311
Split as follows:
Current	(14,418)	(20,177)
Non current	295,728	279,488
	€281,310	€259,311

(1)          Retirement benefits includes €52,776,000 (2004: €44,319,000) in relation to deferred tax which has been recorded within ‘Pension liabilities’ (note 24).

Valuation allowances are set up for losses carried forward in those jurisdictions in which it is more likely than not that the losses carried forward will not be utilized to offset future taxable income or in which there is no deferred tax liability against which the related asset can be offset prior to expiry.

Share option schemes—additional information required by SFAS No. 123

As permitted by SFAS No. 123, “Accounting for Stock-Based Compensation” and amended by SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure”, the Group has elected to account for shares to be issued under the Management Participation Agreement under Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and adopt the disclosure only provisions of SFAS No. 123 and SFAS No. 148. Under SFAS No. 123, options are valued at the grant date using the Black-Scholes valuation model and compensation expenses are recognized ratably over the vesting period. Had compensation expenses been determined as prescribed by SFAS No. 123, the Group’s net loss for the period presented would have been as shown in the table below.

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

35   Differences Between Accounting Principles Generally Accepted in Ireland and in the United States—(continued)

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected share price volatility. Because the Group’s employees share options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee share options. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period (see “Stock based employee compensation expense” above for a description of the vesting period).

	2005	2004	2003
	€000	€000	€000
Net loss attributable to common shareholders under US GAAP
As reported (restated)	(294,353)	13,187	79,969
Add: Stock-based employee compensation expense included in reported net loss	17,696	259	394
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(1,316)	(1,073)	(769)
Pro forma (restated)	€(277,973)	€12,373	€79,594

In September 2002, Jefferson Smurfit Group Ltd. (f/k/a MDCP Acquisitions plc) (“JSGL”) adopted the 2002 Management Equity Plan (the “2002 Plan”). The Plan provides for the issuance of equity purchase rights for a nominal value of €0.001 each through long-term equity incentive awards to our eligible employees, officers, and directors (“Participants”). Each award is comprised of Series A, Series B and Series C convertible shares in JSGL and is proportioned as 40%, 40% and 20%, respectively. Series A convertible shares vest over a three year period ending on December 31, 2007. Series B and Series C convertible shares will convert over the same time period if certain Internal Rate of Return performance requirements are met. Each series of convertible share would automatically convert into Series D convertible shares upon vesting. Subject to certain criteria, these Series D convertible shares then could be converted into Ordinary Shares of JSGL upon payments of an agreed upon conversion price, usually fair market value of JSGL shares at the date of the original award grant. Each award has a life of ten years from the date of grant. Also, there are certain restrictions on transferring convertible or ordinary shares. When a Participant terminates employment from JSGL, JSGL reserves the right to redeem or purchase the convertible shares and any Ordinary Shares acquired as a result of the conversion thereof.

In February 2004, the 2002 Plan was amended (the “2004 Plan”) and restated to, among other things, to provide a clause that provides variability in the exercise price for the aforementioned equity awards based upon accrued interest for the senior PIK notes in JSG Holdings plc. Furthermore, the awards were exchanged for an identical number of shares in JSG Packaging Ltd. (subsequently renamed to Smurfit Kappa Group Ltd. (“SKG”) in 2005). These changes to the 2002 Plan did not take affect until February 2005 when a corporate restructuring occurred. All other significant terms and conditions of the 2002 Plan remained unchanged with the amendment.

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

35   Differences Between Accounting Principles Generally Accepted in Ireland and in the United States—(continued)

In December 2005, the 2004 Plan was amended (the “2005 Plan”) in which SKG gave Participants the opportunity to exchange their awards of Series A, Series B and Series C convertible shares into an equal number of Series E, Series F and Series G convertible shares having basically the same terms and conditions. Participants had to exchange their entire award, not just a particular series of convertible shares. The main changes to the convertible shares were that vesting dates were changed to the three years ended December 31, 2010 and the performance criteria for the Series F and Series G convertible shares were slightly different to those for the Series B and Series C convertible shares, which they replaced. Additionally, SKG introduced Series H convertible shares, which automatically convert into Series I convertible shares upon vesting then can be converted into Ordinary Shares of SKG. The vesting provisions for Series H convertible shares are similar to Series F convertible shares except that once converted into Series I convertible shares, they are not subject to the variable exercise price that the other series of convertible shares possess. All other significant terms and conditions of the 2004 Plan remained unchanged with the amendment.

The opportunity to exchange the convertible shares under the 2005 Plan did not occur until the first quarter of 2006. Accordingly, as of December 31, 2005, no Series E, Series F or Series G convertible shares were outstanding.

A summary of the activity under the 2002 Plan, as amended, for the three years ended December 31, 2005 is presented below:

	A Convertible	B Convertible	C Convertible	H Convertible	Total
April 16, 2003 Shares allotted	3,118,907	3,118,907	1,559,449	—	7,797,263
October 21, 2003 Shares allotted	176,253	176,253	88,126	—	440,632
Balance at December 31, 2003	3,295,160	3,295,160	1,647,575	—	8,237,895
March 5, 2004 Shares allotted	41,534	41,534	20,767	—	103,835
Balance at December 31, 2004	3,336,694	3,336,694	1,668,342	—	8,341,730
December 5, 2005 Shares allotted	—	—	—	2,062,880	2,062,880
Balance at December 31, 2005	3,336,694	3,336,694	1,668,342	2,062,880	10,404,610
Exercisable at December 31, 2005	1,112,231	—	—	—	1,112,231

The exercisable price for all convertible shares at December 31, 2005 was €5.12.

Pension costs and termination indemnities—information required by SFAS No. 87 and SFAS No. 132

The components of the defined benefit net pension expense for the Group’s defined benefit plans, termination indemnities and post retirement healthcare defined benefit plans for the years ended December 31, 2005, 2004 and 2003 under SFAS No. 87 amended by SFAS No. 132 are estimated to be as follows:

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

35   Differences Between Accounting Principles Generally Accepted in Ireland and in the United States—(continued)

	2005	2004	2003
	€000	€000	€000
Service cost	37,450	38,470	36,885
Interest cost	57,731	56,282	55,573
Expected return on plan assets	(44,259)	(40,627)	(39,669)
Amortization of unrecognized transition obligation or asset	112	—	—
Recognized gains and losses	5,453	61	4,118
Recognized prior service cost	(451)	57	655
Loss due to settlement or curtailment	(2,564)	(636)	—
	€53,472	€53,607	€57,562

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

35   Differences Between Accounting Principles Generally Accepted in Ireland and in the United States—(continued)

The estimated fund status of the Group’s defined benefit plans, termination indemnities and post retirement healthcare defined benefit schemes under SFAS No. 87 amended by SFAS No. 132 was as follows:

	2005	2004
	€000	€000
Change in benefit obligation
Benefit obligation at beginning of period	1,123,272	1,081,891
Service cost	37,450	38,470
Interest cost	57,731	56,282
Contributions by plan participants	7,180	7,908
Actuarial gains and losses	89,686	8,486
Benefits paid	(58,201)	(60,748)
Divestitures, curtailments or settlements	(8,997)	(542)
Plan amendments	(61)	(1,793)
Reclassification	—	2,291
Acquisitions	799,806	—
Disposals	(29,741)	(101)
Currency adjustments	25,249	(8,872)
Benefit obligation at end of period	2,043,374	1,123,272
Change in plan assets
Fair value of plan assets at beginning of period	655,105	621,833
Actual return on assets	121,834	40,999
Contributions by employer	51,077	51,921
Contributions by plan participants	7,180	7,908
Benefits paid	(58,201)	(60,748)
Divestitures, curtailments or settlements	(3,048)	—
Acquisitions	536,793	—
Disposals	(7,705)	—
Currency adjustment	16,156	(6,808)
Fair value of plan assets at end of period	1,319,191	655,105
Funded status of the plans	(724,183)	(468,167)
Amounts available to be applied as an increase / (reduction) of future pension costs:
Unrecognized actuarial gains or losses	(7,003)	(13,162)
Unrecognized prior service cost	(1,535)	(1,680)
Minimum pension liability	(6,020)	(6,694)
(Accrued) pension costs	€(738,741)	€(489,703)

The Group’s postretirement healthcare defined benefit schemes are in the US. The estimated fund status of these schemes at December 31, 2005 were €2,412,000 (2004: €2,245,000).

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

35   Differences Between Accounting Principles Generally Accepted in Ireland and in the United States—(continued)

Plan assets less than projected benefit obligations include overfunded plans at December 31, 2005, €3,200,000 (2004: nil) and underfunded plans at December 31, 2005 of €727,383,000 (2004: €468,167,000).

The following assumptions were used to determine the defined benefit expense for the Group.

	2005	2004	2003
Weighted average assumed discount rate	4.9%	5.5%	5.4%
Weighted average rates of compensation increase	3.1%	3.3%	3.2%
Weighted average expected long term rates of return on plan assets	6.1%	6.7%	6.5%

The calculation of the projected benefit obligation at December 31, 2005 assumed a discount rate of approximately 4.6% (2004: 5.1%).

The assets of the plans are invested primarily in equities, fixed interest securities, insurance contracts and real estate.

The weighted-average asset allocations at December 31, 2005 and 2004 by asset category of the defined benefit pension schemes is shown below:

	Plan assets
	Target Allocation	Percentage of Plan Assets at December 31,
		2005	2004
Equity securities	15 - 80%	50%	49%
Debt securities	20 - 85%	38%	39%
Real Estate	0 - 10%	6%	6%
Other	0 - 10%	6%	6%
Total		100%	100%

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

The Group’s expected return on assets of the defined benefit schemes is based on recommendations from the plan actuary, having considered anticipated future long term performance of individual asset classes. Consideration is also given to the appropriate asset allocation strategy, given the anticipated requirements of the plan to determine the average rate of return expected on the funds invested to provide for the pension plan benefits. While appropriate consideration is given to recent fund performance and

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

35   Differences Between Accounting Principles Generally Accepted in Ireland and in the United States—(continued)

historical returns, the assumption is primarily a long-term, prospective rate. Based on our most recent study, the expected long term return assumption effective January 1, 2006 will be 6.1%.

The expected contributions to the defined benefit plans is anticipated to be €80,330,000 in the year ending December 31, 2006. The accumulated benefit obligation of all schemes at December 31, 2005 is €1,819,813,000.

Expected future benefit payments for each of the next five fiscal years and in the aggregate for the five fiscal years thereafter are shown below:

Year	Benefit Payments
€000
2006	80,748
2007	82,077
2008	83,584
2009	88,015
2010	91,278
2011 - 2015	514,856

36   New Accounting Standards

U.S. GAAP

In November 2004, the FASB issued SFAS 151, ‘‘Inventory Costs—An Amendment of ARB No. 43, Chapter 4’’. SFAS 151 amends the guidance in ARB No. 43, Chapter 4, ‘‘Inventory Pricing’’, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. Among other provisions, the new rule requires that items such as idle facility expense, excessive spoilage, double freight and rehandling costs be recognized as current-period charges. Additionally, SFAS 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005 and we are required to adopt it in the first quarter of fiscal year 2006. We do not expect that the adoption of SFAS 151 will have a material impact on our consolidated results of operations and financial condition.

In December 2004, the FASB issued SFAS 123 (revised 2004), ‘‘Share-Based Payment’’ which replaces SFAS 123, ‘‘Accounting for Stock-Based Compensation’’, and supercedes APB Opinion 25, ‘‘Accounting for Stock Issued to Employees’’. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. This statement is effective for accounting periods starting January 1, 2006. We are currently evaluating the effect that the adoption of SFAS 123R will have on our consolidated results of operations and financial condition.

In December 2004, the FASB issued SFAS 153, ‘‘Exchanges of Nonmonetary Assets—An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions’’. SFAS 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion 29, ‘‘Accounting for Nonmonetary Transactions’’, and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a nonmonetary

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

36   New Accounting Standards—(continued)

exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for the fiscal periods beginning after June 15, 2005 and is required to be adopted by us in the first quarter of fiscal year 2006. We are currently evaluating the effect that the adoption of SFAS 153 will have on our consolidated results of operations and financial condition but we do not expect that it will have a material impact.

In May 2005, the FASB issued SFAS 154, “Accounting Changes and Error Corrections” (“SFAS 154”) which replaces Accounting Principles Board Opinions 20 “Accounting Changes” and SFAS 3, “Reporting Accounting Changes in Interim Financial Statements—An Amendment of APB Opinion No. 28.” SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It requires retrospective application for changes in accounting principle and the correction of errors. SFAS 154 is effective for fiscal years beginning after December 15, 2005. The adoption of this standard is not expected to have a material effect on our results of operations or financial position.

In February 2006, the FASB issued SFAS 155, ‘Accounting for Certain Hybrid Financial Instruments’ (SFAS 155), an amendment of SFAS 140 and SFAS 133. SFAS 155 permits election to measure any hybrid financial instrument at fair value (with changes in fair value recognised in earnings) if the hybrid instruments contains an embedded derivative that would otherwise be required to be bifurcated and accounted for separately under SFAS 133. The election to measure the hybrid instrument at fair value is made on an instrument-by-instrument basis and is irreversible. The Statement is effective for all instruments acquired, issued, or subject to a remeasurement event after the beginning of fiscal years begin after September 15, 2006 provided that financial statements for any interim period of that fiscal year have not been issued. We are currently evaluating the effect that the adoption of SFAS 155 will have on our consolidated results of operations and financial condition.

In April 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets, an Amendment to FASB Statement No. 140.”  SFAS No. 156 amends SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” to permit servicing rights to either be: (1) measured at fair value with changes in fair value reported through earnings; or, (2) amortise servicing rights in proportion to and over the estimated net servicing income or loss and assess the rights for impairment or the need for an increased obligation.  SFAS No. 156 is effective for fiscal years beginning after September 15, 2006.  The Company is currently evaluating the impact of adopting SFAS No. 156, but does not expect that the adoption will have a material impact on our consolidated results of operations or financial condition.

International Financial Reporting Standards

In 2002 the European Union issued regulations requiring all companies with securities admitted to trading on a regulated market in any European Economic Area (EEA) State to prepare their financial statements in accordance with accounting standards issued by the International Accounting Standards Board (‘‘IASB’’). For Irish public limited companies with equity securities publicly traded, the regulations apply for accounting periods starting on or after January 1, 2005. For Irish public limited companies whose debt securities only are publicly traded the regulations may be applied for accounting periods starting on or after January 1, 2007. Our equity and debt securities are not admitted to trading on a regulated market of any EEA Member State, however we intend to prepare financial statements in accordance with standards issued by the IASB with effect from January 1, 2007.

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

37   Organizational Structure

Each of SKGL, JSG Holdings, JSL, JSG Funding, JSG Acquisitions and JSG are holding companies with no operations of their own. A listing of SKG’s principal subsidiaries is set out below.

Subsidiaries	Principal Activities	Country of Incorporation	Holding %
Carton de Colombia, S.A. Apartado Aereo 219, Cali, Colombia	Manufacture of paperboard and packaging products	Colombia	70
Carton de Venezuela, S.A Apartado Aereo 609, Caracas, Venezuela	Manufacture of paperboard and packaging products	Venezuela	88
Grupo Smurfit Mexico, S.A. de C.V. Jaime Balmes, No. 11 Torre D. 7 Piso, Col. Los Morales Polanco 11510, Mexico D.F., Mexico	Manufacture of paperboard and packaging products	Mexico	100
Kappa KraftlinerAB SE-941 86, Piteå, Sweden	Manufacture of containerboard and holding company for operations in Sweden and other countries which manufacture specialty papers and packaging products	Sweden	100
Smurfit Kappa Nederland B.V. Dr. Holtroplaan 5, 5652 Eindhoven The Netherlands	Holding company for Dutch operations which manufacture containerboard, solid board and packaging products	The Netherlands	100
Nettingsdorfer Papierfabrik AG & Co KG A-4054 Nettingsdorf-Fabrik, Austria	Manufacture of containerboard and holding company for Austrian operations which manufacture corrugated board	Austria	100
Smurfit, S.A. Paque Saenz Pena 308—8th Floor, Buenos Aires, Argentina	Manufacture of paperboard and packaging products	Argentina	100
Smurfit Capital Funding Limited Beech Hill, Clonskeagh, Dublin 4, Ireland	Finance company	Ireland	100
Smurfit Deutschland GmbH & Co KG Tilsiter Strasse 144, 22047 Hamburg, Germany	Holding company for German operations which manufacture paperboard and packaging products	Germany	100
Smurfit International B.V. Fred Roeskestraat 123, 1076 EE Amsterdam, The Netherlands	Principal international holding company	The Netherlands	100

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

37   Organizational Structure—(continued)

Subsidiaries	Principal Activities	Country of Incorporation	Holding %
Smurfit International France S.A. 2 rue Goethe, 75116 Paris, France	Holding company for French operations whose activities are the manufacture of paperboard and packaging products	France	100
Smurfit Investments UK Limited Darlington Road, West Auckland, Bishop Auckland, Co. Durham DL14 9PE, United Kingdom	Holding company for UK operations whose principal activities are the manufacture of paperboard and packaging products	United Kingdom	100
Smurfit Kappa Ireland Limited Beech Hill, Clonskeagh, Dublin 4, Ireland	Manufacture of paperboard and packaging products and printing	Ireland	100
Smurfit Nervion, S.A. B Arriandi s/n, 48215 lurreta, Vizcaya, Spain	Manufacture of sack paper and holding company for Spanish, Portuguese and sack converting operations whose principal activities are the manufacture of paperboard, packaging and paper sack products	Spain	99
Smurfit SISA, S.p.A Strada Serravalle 30, 15067 Novi Ligure (AL), Italy	Manufacture of paperboard and packaging products	Italy	90

JSG Funding and Subsidiary Companies
Valuation and Qualifying Accounts

Schedule II-I

Description

		Additions
	Balance at	charged to		Acquisitions	Balance at
	beginning of	costs and	Exchange	and	end of
	year	expenses	differences	Deductions	year
	€000	€000	€000	€000	€000
Year ended December 31, 2003
Provision for bad and doubtful debts	€42,657	€10,493	€(1,408)	€3,098	€54,840

		Additions
	Balance at	charged to		Acquisitions	Balance at
	beginning of	costs and	Exchange	and	end of
	year	expenses	differences	Deductions	year
	€000	€000	€000	€000	€000
Year ended December 31, 2004
Provision for bad and doubtful debts	€54,840	€4,048	€(385)	€(5,593)	€52,910

		Additions
	Balance at	charged to		Acquisitions	Balance at
	beginning of	costs and	Exchange	and	end of
	year	expenses	differences	Deductions	year
	€000	€000	€000	€000	€000
Year ended December 31, 2005
Provision for bad and doubtful debts	€52,910	€(7,146)	€959	€(892)	€45,831

S-1

JSG Acquisitions and Subsidiary Companies
Valuation and Qualifying Accounts—(continued)

Schedule II-II

Description

		Additions
	Balance at	charged to		Acquisitions	Balance at
	beginning of	costs and	Exchange	and	end of
	year	expenses	differences	Deductions	year
	€000	€000	€000	€000	€000
Year ended December 31, 2003
Provision for bad and doubtful debts	€42,657	€10,493	€(1,408)	€3,098	€54,840

		Additions
	Balance at	charged to		Acquisitions	Balance at
	beginning of	costs and	Exchange	and	end of
	year	expenses	differences	Deductions	year
	€000	€000	€000	€000	€000
Year ended December 31, 2004
Provision for bad and doubtful debts	€54,840	€4,048	€(385)	€(5,593)	€52,910

		Additions
	Balance at	charged to		Acquisitions	Balance at
	beginning of	costs and	Exchange	and	end of
	year	expenses	differences	Deductions	year
	€000	€000	€000	€000	€000
Year ended December 31, 2005
Provision for bad and doubtful debts	€52,910	€(7,146)	€959	€(892)	€45,831

S-2

Merrill Corporation Ltd, London
06-24226-1