Form 20-F
period 2006-12-31
SMURFIT KAPPA FUNDING PLC; SMURFIT KAPPA ACQUISITIONS
filed 2007-04-27
CIK 1207316, 1175423

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐                                 REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒                              ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 333-125371

SMURFIT KAPPA FUNDING PLC

SMURFIT KAPPA ACQUISITIONS

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

Indicate the number of outstanding shares of each of the SK Funding’s classes of capital or common stock as of December 31, 2006: Ordinary Shares of €0.001 each 40,000,000

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes    ☒ No

If this report is an annual or transition report, indicate by checkmark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

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

☐ Item 17  ☒ Item 18

If this is an annual report, indicate by check whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes    ☒ No

Introduction

In this annual report, unless the context otherwise requires:

•       “SK Funding” refers to Smurfit Kappa Funding plc (formerly known as JSG Funding plc), a direct subsidiary of SKCL and indirect owner of JSG, and issuer of the 9 5/8% Senior Notes due 2012, the 10 1/8% Senior Notes due 2012 and the 7.75% Senior Subordinated Notes due 2015;

•       “SK Acquisitions” refers to Smurfit Kappa Acquisitions (formerly known as JSG Acquisitions), a wholly-owned subsidiary of SK Funding and guarantor of the 9 5/8% Senior Notes due 2012 and the 10 1/8% Senior Notes due 2012;

•       “SKCL” refers to Smurfit Kappa Corporation Limited (formerly known as Jefferson Smurfit Group Limited);

•       “JSG” refers to Smurfit Packaging Corporation Limited and its consolidated subsidiaries.

•       “SKGL” refers to Smurfit Kappa Group Limited;

•       “SKG plc” refers to Smurfit Kappa Group plc (formerly known as Smurfit Kappa plc), which from January 31, 2007, became the ultimate parent of the Group;

•       “SK Holdings” refers to Smurfit Kappa Holdings plc (formerly known as JSG Holdings plc), a direct subsidiary of SKGL and from February 6, 2004, the indirect parent of SK Funding, the indirect parent of JSG and from December 1, 2005, the indirect parent of Kappa.

•       “Kappa” refers to Kappa Holding BV and its consolidated subsidiaries, prior to the merger of JSG and Kappa on December 1, 2005;

•       “SSCC” refers to Smurfit-Stone Container Corporation; and

•       “SKG”, “Group”, “we,” “us,” and “our” and similar terms refer to the consolidated business of Smurfit Kappa Funding plc and all of its consolidated subsidiaries and its predecessors, including JSG and Kappa.

SKG’s 2005 results include 11 months of JSG and one month of Kappa and JSG combined. See Item 4 “Information on the Company—History and Development of the Company” for more information relating to the merger of JSG and Kappa and the acquisition of JSG by SK Acquisitions.

This annual report on Form 20-F covers both SK Funding and SK Acquisitions. SK Acquisitions is the wholly owned subsidiary of SK Funding and guarantor of SK Funding’s 10 1/8% Senior Notes due 2012 and the 9 5/8% Senior Notes due 2012. The operating earnings, net income and cash flows of both companies are almost identical. Although the interest expense of both are similar, SK Funding has a greater third party interest cost while SK Acquisitions has a substantial inter company interest expense payable to SK Funding. This relates to the advance to SK Acquisitions of the proceeds from the issuance of the senior notes and the senior subordinated notes by SK Funding. The balance sheets of both companies are also substantially the same with the exception of the composition of their debt. The third party debt of SK Funding is greater than that of SK Acquisitions. However, SK Acquisitions has substantial inter company debt due to SK Funding relating to the advance of the proceeds of the senior notes and senior subordinated notes offerings.

Presentation of our Financial Information

Unless otherwise indicated, financial information in this annual report has been prepared in accordance with generally accepted accounting principles in Ireland (“Irish GAAP”). Irish GAAP differs in certain significant respects from accounting principles generally accepted in the United States (“U.S.

GAAP”). For a discussion of the significant differences between Irish GAAP and U.S. GAAP as they apply to SK Funding, see Note 37 to the historical audited consolidated financial statements included elsewhere in this annual report.

The financial statements in this annual report do not comprise ‘full group accounts’ within the meaning of Regulation 40(1) of the European Communities (Companies: Group Accounts) Regulations, 1992 of Ireland insofar as such group accounts would have to comply with the disclosure and other requirements of those Regulations. Full group accounts for SKCL (formerly known as Jefferson Smurfit Group Limited) for the year ended December 31, 2004 and full group accounts for SKGL for the year ended December 31, 2005, have received unqualified audit reports and have been filed as appropriate with the Irish Registrar of Companies. Full Group accounts for SKGL for the year ended December 31, 2006, which have received an unqualified audit report, will be filed with the Registrar in due course.

Exchange Rate Information

In this annual report: (1) “€” or “euro” refers to the single currency of the participating Member States in the Third Stage of European Economic and Monetary Union of the Treaty Establishing the European Community, as amended from time to time—“the Eurozone”; (2) “$” or “U.S. dollars” refers to the lawful currency of the United States of America; (3) “£” or “sterling” refers to the lawful currency of the United Kingdom; and (4) “SEK” or “Swedish Krona” refers to the lawful currency of Sweden.

The following tables show for the period from January 1, 2002 through December 31, 2006, the period-end, average, high and low Noon Buying Rates in the City of New York for cable transfers of euro as certified for customs purposes by the Federal Reserve Bank of New York expressed as U.S. dollars per €1.00, which we refer to as the “Noon Buying Rate.”

	euro/U.S. dollar Exchange Rates
	At and for the Years Ended December 31,
	2002	2003	2004	2005	2006
Exchange rate at end of period	1.0485	1.2597	1.3538	1.1842	1.3197
Average exchange rate during period(1)	0.9495	1.1412	1.2478	1.2400	1.2661
Highest exchange rate during period	1.0485	1.2597	1.3625	1.3476	1.3327
Lowest exchange rate during period	0.8594	1.0361	1.1801	1.1667	1.1860

(1)          The average of the Noon Buying Rates on the last business day of each month during the applicable period.

	euro/U.S. dollar Exchange Rates
	At and for the Months Ended
	2006												2007
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Jan	Feb	Mar
Exchange rate at end of period	1.22	1.19	1.21	1.26	1.28	1.28	1.28	1.28	1.27	1.28	1.33	1.32	1.30	1.32	1.34
Average exchange rate during period	1.21	1.19	1.20	1.23	1.28	1.27	1.27	1.28	1.27	1.26	1.29	1.32	1.30	1.31	1.32
Highest exchange rate during period	1.23	1.21	1.22	1.26	1.29	1.30	1.28	1.29	1.28	1.28	1.33	1.33	1.33	1.32	1.34
Lowest exchange rate during period	1.20	1.19	1.19	1.21	1.26	1.25	1.25	1.27	1.26	1.25	1.27	1.31	1.29	1.29	1.31

On April 26, 2007, the Noon Buying Rate was €1.00=$1.359.

Our inclusion of these exchange rates is not meant to suggest that the euro amounts actually represent such U.S. dollar amounts or that such amounts could have been converted into U.S. dollars at such rate or any other rate. In connection with the preparation of our consolidated statements of operations and our consolidated statements of cash flows, management uses average monthly exchange rates. In connection with the preparation of the group balance sheets, management uses the closing exchange rate at the balance sheet date. For a discussion of the impact of the exchange fluctuations on our financial condition and results of operations, see “Operating and Financial Review and Prospects.”

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

We urge you to read the sections of this annual report entitled Item 3. “Key Information—Risk Factors” and Item 4 “Information on the Company—Business Overview” for a more complete discussion of the factors that could affect our future performance and the industry in which we operate. In light of these risks, uncertainties and assumptions, the forward-looking events described in this annual report may not occur.

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

Item 2.                        Offer Statistics and Expected Timetable

Not applicable.

Item 3.                        Key Information

Selected Historical Financial Data

The following table sets forth our selected historical financial data. The periods prior to and including September 2, 2002 reflect data of JSG, SK Funding’s (formerly known as JSG Funding) predecessor for financial accounting purposes. The periods beginning September 3, 2002 reflect data of SK Funding and its consolidated subsidiaries after the acquisition of JSG. Because of the revaluation of certain assets and liabilities acquired and the increased level of debt as part of the acquisition of JSG, and their related impact on the financial data, the consolidated financial statements of JSG, SK Funding’s predecessor for the periods prior to September 3, 2002, are not comparable to those of SK Funding subsequent to that date.

We have derived the selected historical consolidated financial data for the period January 1, 2002 through September 2, 2002 from JSG’s audited consolidated financial statements, which are not included in this annual report. We have derived the selected historical consolidated financial data for the period from September 3, 2002 through December 31, 2002 and for the year ended December 31, 2003, from SK Funding’s audited consolidated financial statements, which are not included in this annual report. We have derived the selected historical consolidated financial data for the years ended December 31, 2004, 2005 and 2006 from SK Funding’s audited consolidated financial statements and the related notes included elsewhere in this annual report. The selected historical financial data set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with the discussion under the Item 5 “Operating and Financial Review and Prospects,” and the historical consolidated financial statements of SK Funding and accompanying notes included elsewhere in this annual report.

Unless otherwise indicated, this historical financial data has been prepared in accordance with Irish GAAP. Irish GAAP differs in certain significant respects from U.S. GAAP. For a discussion of the most significant differences between Irish GAAP and U.S. GAAP as they apply to SK Funding, see Note 37 to SK Funding’s historical financial statements included elsewhere in this annual report.

	Predecessor	Successor
			Restated(1)	Restated(1)	Restated(1)
	Jan. 1, 2002 to Sept. 2, 2002	Sept. 3, 2002 to Dec. 31, 2002	Year Ended Dec. 31, 2003	Year Ended Dec. 31, 2004	Year Ended Dec. 31, 2005(2)	Year Ended Dec. 31, 2006
Consolidated Statement of Income Data:
Irish GAAP unless stated otherwise
Net sales	€3,134,080	€1,575,575	€4,746,315	€4,805,082	€4,437,329	€7,032,713
Cost of sales	2,272,287	1,145,857	3,419,820	3,473,299	3,222,705	5,064,797
Impairment of property, plant and equipment	—	—	—	—	45,214	31,299
Gross profit	861,793	429,718	1,326,495	1,331,783	1,169,410	1,936,617
Net operating expenses	656,419	284,005	990,428	1,017,748	982,363	1,542,183
Reorganization and restructuring costs	12,484	11,978	35,006	39,430	25,090	196,563
Impairment of advances to affiliates	—	—	—	—	—	52,821
Operating income—subsidiaries	192,890	133,735	301,061	274,605	161,957	145,050
Share of associates’ operating income	117,473	7,224	12,155	12,611	7,287	11,627
Share of associates’ restructuring costs	(7,541)	—	—	—	—	—
Total operating income	€302,822	€140,959	€313,216	€287,216	€169,244	€156,677
Income/(loss) on sale of operations—subsidiaries	20,440	—	5,560	22,173	52,587	(22,856)
Interest income	10,286	5,230	11,631	8,335	10,730	13,227
Interest expense	(65,881)	(92,718)	(309,368)	(299,338)	(360,009)	(356,182)
Share of associates’ net interest	(74,387)	(386)	(2,062)	(1,301)	(1,336)	(1,950)
Other financial expense(3)	—	(10,775)	(15,266)	(15,718)	(13,259)	(9,064)
Income/(loss) before taxes and equity minority interests	193,280	42,310	3,711	1,367	(142,043)	(220,148)
Taxes on income, as reported	(77,889)	(31,395)	(62,354)	(26,973)	(21,561)	(37,307)
Income/(loss) before equity minority interests	115,391	10,915	(58,643)	(25,606)	(163,604)	(257,455)
Equity minority interests	(19,969)	(9,061)	(16,768)	(16,067)	(18,813)	(14,474)
Net income/(loss)	€95,422	€1,854	€(75,411)	€(41,673)	€(182,417)	€(271,929)
Net income/(loss) in accordance with U.S. GAAP	€95,973	€52,676	€79,306	€12,556	€(300,229)	€(181,977)
Other Financial Data:
EBITDA:(4)	€385,684	€215,621	€589,369	€584,186	€644,300	€583,245
Depreciation, depletion and amortization expense	172,354	92,661	298,014	303,126	443,015	470,115
Net cash provided by (used in):
Operating activities	€356,514	€271,698	€690,964	€640,929	€512,869	€657,710
Capital expenditure and financial investment	(121,206)	(90,307)	(161,680)	(166,013)	(166,880)	(315,050)
Acquisitions and disposals	(297,064)	(2,516,819)	(180,546)	5,619	374,670	5,173
Financing activities	43,502	2,561,209	(7,421)	(123,548)	470,767	(606,372)
Capital expenditures	(119,620)	(91,139)	(207,518)	(206,466)	(192,434)	(344,686)

Balance Sheet Data (at end of period):
Cash at bank and in hand	n/a	€184,331	€179,067	€248,033	€247,807	€370,204
Property, plant and equipment	n/a	2,214,254	2,435,946	2,334,858	3,499,084	3,398,956
Total assets	n/a	5,842,608	5,816,927	5,768,077	9,375,777	8,387,372
Total long term debt and other long term liabilities	n/a	3,027,284	3,022,350	2,959,840	4,537,329	4,544,614
Shareholders’ equity	n/a	878,099	895,356	869,101	1,418,862	1,241,020
U.S. GAAP:
Total assets	n/a	€6,071,534	€5,880,648	€5,926,319	€9,630,288	€8,749,722
Shareholders’ equity	n/a	691,685	666,278	634,016	776,935	627,205

(1)          Irish GAAP amounts restated to reflect the impact of implementing FRS 20 ‘Share-based Payments’. Refer to Note 2 of the Consolidated Financial Statements included elsewhere in this annual report, for further information.

(2)          The financial data reflects the combination of JSG and Kappa with effect from December 1, 2005, incorporating one month’s results for the combined business.

(3)          Other financial expense represents the difference between the expected return on pension scheme assets and the interest cost of pension scheme liabilities and is disclosed in accordance with FRS 17—“Retirement Benefits.”

(4)          EBITDA represents “operating income subsidiaries” plus “income on sale of operations—subsidiaries” plus “depreciation, depletion and amortization” less “other financial expense”. EBITDA is included in this report because it is a basis upon which we assess our financial performance and debt service capabilities, and because certain covenants in our (and our subsidiaries’) borrowing arrangements are tied to similar measures. Management believes EBITDA provides useful information to investors because it is frequently used by securities analysts, lenders and others in their evaluation of companies. In addition, management believes that EBITDA provides a transparent measure of our performance and allows management to readily view operating trends, perform analytical comparisons and identify strategies to improve operating performance. For this reason, EBITDA is the measure we use to assess performance for purposes of determining compensation under our stock compensation plan.

You should not consider EBITDA in isolation from or as a substitute for cash flows from operations, net income or other consolidated statement of operations or cash flow statement data prepared in accordance with Irish GAAP or U.S. GAAP or as a measure of a company’s profitability or liquidity. We understand that while EBITDA is frequently used by securities analysts, lenders and others in their evaluation of companies, EBITDA as used herein is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation. Our use of EBITDA, instead of a GAAP measure, has limitations as an analytical tool, including the inability to determine profitability or liquidity, due to the exclusion of interest expense and the associated significant cash requirements and the exclusion of depreciation and amortization, which represent significant and unavoidable operating costs given the level of indebtedness and capital expenditures needed to maintain our business. For these reasons, we rely primarily on our Irish GAAP operating results and use EBITDA only supplementally. In calculating EBITDA, we exclude the effects of equity minority interests and share of associates income because equity minority interests and share of associates income are generally recognized in the form of dividends paid or received, respectively. In order to maintain comparability and consistency between operating income and EBITDA, we believe it is appropriate to exclude equity minority interests and share of associates income from EBITDA. Management believes that these items do not facilitate an understanding of our continuing operating performance.

The following is a reconciliation of net income/(loss) to EBITDA:

	Predecessor	Successor
			Restated(1)	Restated(1)	Restated(1)
	Jan. 1, 2002 to Sept. 2, 2002	Sept. 3, 2002 to Dec. 31, 2002	Year Ended Dec. 31, 2003	Year Ended Dec. 31, 2004	Year Ended Dec. 31, 2005	Year Ended Dec. 31, 2006
Net income/(loss) available to ordinary shareholders	€95,422	€1,854	€(75,411)	€(41,673)	€(182,417)	€(271,928)
Equity minority interests	19,969	9,061	16,768	16,067	18,813	14,474
Taxes on income	77,889	31,395	62,354	26,973	21,561	37,306
Share of associates’ income	(35,545)	(6,838)	(10,093)	(11,310)	(5,951)	(9,677)
Net interest expense	55,595	87,488	297,737	291,003	349,279	342,955
Depreciation, depletion and amortization expense	172,354	92,661	298,014	303,126	443,015	470,115
EBITDA	€385,684	€215,621	€589,369	€584,186	€644,300	€583,245

(1)          Restated to reflect the impact of implementing FRS 20 ‘Share-based Payments’.

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

Risks Relating to Our Indebtedness

Our level of indebtedness could, in certain circumstances, have a material adverse effect on our operations and prevent us from fulfilling our outstanding obligations

We have significant debt service obligations. As at December 31, 2006, we had total debt outstanding of approximately €4,873 million. Our debt service obligations could have important adverse consequences for our operations. For example, it could:

•       make it more difficult for us to satisfy our obligations with respect to the 9 5/8% senior notes due 2012 (the “9 5/8% senior notes”), the 10 1/8% senior notes due 2012 (together with the 9 5/8% senior notes, the “senior notes”), the 7.75% senior subordinated notes due 2015 (the “7.75% senior subordinated notes”) and our obligations under the senior credit facility;

•       require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, which may reduce the funds available for working capital, capital expenditures, acquisitions and other general corporate purposes and limit our flexibility in operating our business;

•       increase our vulnerability to both general and industry specific adverse economic conditions;

•       limit our ability to borrow additional funds or raise further capital; and

•       limit our ability to pay dividends.

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

Our financing arrangements contain financial and other restrictive covenants that limit the way in which we operate our business. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of a large portion of our debt.

Our ability to make payments and to refinance our indebtedness depends on our ability to generate sufficient cash in the future

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

Increases in market interest rates will increase the debt service obligations of our subsidiaries

A portion of our debt, including all of the debt we incur under the senior credit facility, bears interest at variable rates. An increase in the interest rates on our debt will therefore reduce our funds available to repay our debt and to finance our operations and future business opportunities and, as a result, may have a material adverse impact on our capital structure. As at December 31, 2006, €1.5 billion of our total outstanding debt of €4.9 billion bore interest at variable rates after taking into account interest rate hedges.

Risks Relating to our Business

We are exposed to the risk of an economic slowdown

The principal factor affecting demand for our products, both globally and regionally, is the general level of economic growth and in particular the level of industrial activity. Since the markets for paper based packaging products in  many industrialized countries are generally maturing, there is a close correlation between industrial production growth and demand for packaging products such as corrugated containers and their component materials, including containerboard. Accordingly, the demand for our products is likely to be adversely affected by an economic slowdown which could have a material adverse effect on the profitability of our businesses.

The cyclical nature of the packaging industry could result in overcapacity and consequently threaten our pricing structure

Our operating results reflect the packaging industry’s historical cyclical pattern with periodic overcapacity and resulting pressure on pricing of packaging products. This cyclicality arises, in part, from the capital intensity of facilities such as paper mills (which generally results in continued production by paper mills as long as paper prices are sufficient to cover their marginal costs), the long lead time between the planning and completion of a new mill and the fact that new additions of containerboard capacity tend to be large relative to the overall demand for the product. Consequently, the industry has from time to time experienced periods of substantial overcapacity and there can be no assurance that this will not recur. In the absence of sufficient economic growth to generate increased demand or the closure of facilities (either temporarily or permanently) to mitigate the effect, new capacity can cause a period of regional overcapacity which may lead to downward pricing pressure. There are two significant capacity additions known to be planned in Europe beyond 2007: Progroup’s recently announced intention to build a 650,000 metric tons per year recycled containerboard mill in Germany and Mondi Packaging Group’s recently announced intention to build a lightweight recycled containerboard mill with an annual capacity of 500,000 metric tons. Both mills are expected to be operational in 2009. In periods of overcapacity, industry participants may stop operating certain of their production facilities periodically to reduce inventory levels. In the event that we take downtime at our mills for any significant length of time but our competitors continue production at high levels, our sales volumes could be adversely affected without any significant offsetting benefit of improved prices in the market. This could have a material adverse effect on the profitability of our business.

These adverse effects could be further exacerbated in the event that producers in other regions (particularly the United States and China) experience overcapacity within their own local and regional markets and seek to increase their level of exports into those markets within which we operate and do so at pricing levels which are uneconomic. The effect of such activity would be to depress prices for our products in those markets and could adversely affect our selling prices and profitability.

The standardized nature of containerboard could result in downward pressure on pricing and, as a consequence, lower earnings

Containerboard cannot generally be differentiated by producer, and this standardization has led to intensified price competition. This could in turn lead to a reduction in our market share as well as lower product prices, both of which could reduce earnings and have a material adverse effect on us. Our business has in the past faced significant downward pricing pressure, including as a result of standardization, in certain of the markets in which we operate. In many markets where we operate, we continue to be exposed to such factors and are likely to continue to be so in the future. In circumstances where we are unable to adjust our cost base or achieve economies of scale comparable to our competition in these markets, pricing pressure could have a material adverse effect on our margins and the profitability of the relevant business and its market share.

If operations at any of our facilities (in particular our key mills) were interrupted for any significant length of time it could adversely affect our financial position and results of operations

We have five major mills in Europe, each of which has the capacity to produce in excess of 400,000 metric tons of containerboard, compared with our overall capacity of just over five million metric tons. Our kraftliner mill in Piteå, Sweden is responsible for approximately 750,000 metric tons of capacity, with the other two kraftliner mills (Facture, France, and Nettingsdorfer, Austria) having capacities of 540,000 metric tons and 420,000 metric tons respectively. The other two mills, Roermond, in the Netherlands, and Zülpich, in Germany, produce recycled containerboard, and have capacities of 520,000 metric tons and 450,000 metric tons, respectively. Between them these five mills, and Piteå in particular, represent a substantial amount of our containerboard production. Each is an important part of the business (with Piteå being a critical part of our business). If operations at any of these key mills were interrupted for any significant length of time, either because of natural disaster (such as flooding or fire), man-made disruptions (such as labor strikes), failure to obtain raw materials, or any other reason, it could have a material adverse effect on our financial position and results of operations. Similar occurrences at our other mills may have a lesser but still notable effect on our results.

We are exposed to intense competition in the containerboard and packaging industry

We operate in a highly competitive and fragmented industry. The paper packaging industry is characterized by a high level of price competition, as well as other competitive factors including innovation, design, quality and service. To the extent that any of our competitors are more successful with respect to any key competitive factor, our business, results of operations and financial position could be adversely affected. Pricing pressure could arise from, among other things, limited demand growth and existing overcapacity in the market in question, price reductions by competitors, the ability of competitors to capitalize on their economies of scale and create excess product supply, the ability of competitors to operate or successfully relocate or open production facilities in countries where production costs are lower than those in which we operate and the access of competitors to new technology which we do not possess.

We are exposed to the risk of product substitution

Our main products, corrugated containers and solidboard packaging, compete with other forms of packaging, principally reusable plastic containers. We believe the substitution of reusable plastic containers in the short shelf life sector may now be reaching its limit in many countries within Europe. However, there can be no assurance that further substitution will not occur in this sector or in other sectors or in other regions in which we operate, nor can there be any assurance that future packaging developments and trends will not drive further substitution. Any significant substitution away from paper-based packaging products may adversely affect our profitability. Substitution is also possible between solidboard packaging and corrugated containers, with the generally lower cost of corrugated containers offset by the moisture and temperature handling characteristics of solidboard packaging. If substitution levels increase, the demand for our solidboard products will fall, resulting in lower sales, which may lead to downward pressure on the profitability of our products.

We could be adversely affected by the consolidation of our customers

A number of the industries in which our customers operate have experienced consolidation in the past and may continue to do so in the future. Such consolidation may affect our relations with our customers. In the past, when one customer of ours has combined with another, we have on occasion lost business and there can be no assurance that this will not recur. Additionally, customers’ ability to exert pricing pressure on all suppliers, including us, has increased as their industries have consolidated and these customers have become larger. Any of these circumstances could have an adverse impact on our results or operations and, in particular, stronger customer buying power can cause downward pricing pressure which consequently may have an adverse effect on revenue.

Price fluctuations in raw materials and energy costs could adversely affect our manufacturing costs

Recovered paper, particularly old corrugated containers, or ‘‘OCC’’, is one of the principal raw materials used in the manufacture of our paper-based packaging products and is purchased in increasingly competitive, price sensitive markets. OCC has historically exhibited price and demand cyclicality and extreme price volatility over short periods and may do so again in the future. In particular, the price of OCC depends on a variety of factors over which we have no control, including environmental and conservation regulations, natural disasters and weather. A decrease in the supply of such raw materials has caused, and any such decrease in the future can be expected to cause, higher fiber costs. In addition, the increase in demand for products manufactured, in whole or in part, from OCC has in the past caused an occasional supply/demand imbalance in the market for OCC. It may also cause a significant increase in the cost of such fiber used in the manufacture of recycled containerboard and related products. Such costs are likely to continue to fluctuate based upon demand and supply characteristics. Over recent years, Chinese purchasers have entered the market for OCC and the effect of this has been periodically to increase the price of OCC and there can be no assurance that this effect will not recur.

In response to growing environmental pressure and the need to comply with environmental emission targets, a number of northern European governments have recently sought to encourage the use of wood for energy generation purposes through the use of subsidies. This policy creates a new source of demand for wood, another principal raw material used in the manufacture of our paper-based packaging products. This has the effect of increasing the price of wood and consequently the cost of our raw materials for the production of kraftliner. In the event that this policy continues or is extended, this could lead to further price increases in our raw material and have a material adverse effect on our production costs.

Our production processes are energy intensive and, although certain of our kraftliner mills, as a by-product of the production process, supply some of their own energy needs, elsewhere we are reliant upon third parties for the supply of our energy. Energy prices, in particular oil, natural gas and electricity, have increased significantly in recent years with a corresponding effect on our production costs. If energy prices continue to increase in the future, this would increase our production costs, which could consequently have a material adverse effect on our profitability.

We may fail in successfully implementing our business strategy of maximizing cash flow and profitability

Our business strategy is to maximize our cash flow and use this to repay debt as well as to strengthen our position as one of the world’s leading providers of containerboard, corrugated containers and other paper-based packaging products, implementing initiatives aimed at achieving cost savings and generating profitable growth. In order to continue to realize cost savings, we must continue to reduce our overhead costs, improve our procurement process, realize certain operating efficiencies and rationalize our manufacturing capacity. As we, in common with our competitors, are unable to influence commodity and energy prices directly, our competitiveness and long-term profitability are, to a significant degree, dependent upon our ability to reduce costs (including the costs of raw materials and consumables such as power, labor and transport) and maintain low-cost efficient operations. Our production costs are also significantly affected by production volumes and, therefore, our ability to maintain production levels and maximize capacity utilization will be a key factor in determining our overall cost competitiveness. Our ability to maintain earnings and undertake capital expenditure could be adversely affected in the event of a sustained material fall in prices for our products, an appreciable rise in our production costs or a decline in our production volumes. A number of factors beyond our control, such as operating difficulties, personnel turnover, competition, delays in implementing initiatives and general economic or industry conditions could have an adverse effect on our ability to implement our strategy by reducing our ability to grow or our ability to reduce costs and increase efficiency which could have a material adverse effect on our business. We cannot give any assurance that we will be successful in achieving cost savings, generating growth or in increasing our cash flows or profitability.

The costs and difficulties of acquiring and integrating complementary businesses and technologies could impede our future growth and adversely affect our competitiveness

In the past, we have pursued a strategy of acquiring or merging with complementary businesses in the paper sector and have integrated such businesses to form part of our operations. As part of our growth strategy, we may consider acquiring further complementary businesses in the future.

Risks that we could face with respect to any such future acquisitions may include:

•       greater than expected costs and management time and effort involved in identifying, completing and integrating acquisitions;

•       potential disruption of our ongoing business and difficulty in maintaining our internal control environment, information systems and procedures;

•       the inability to successfully integrate the services, products and personnel of any acquisition into our operations or to realize any expected cost savings or other synergy benefits from any acquisition;

•       customer overlap/loss of customers supplied prior to the acquisition by both us and the acquired business;

•       a need to incur debt, which may reduce our cash available for operations and other uses due to increased debt service obligations; and

•       lack of return on our investment.

The impact of any such future acquisitions on us cannot be predicted and any of the risks outlined above, should they materialize, could have a material adverse effect on our business, financial results and financial position.

We are exposed to currency rate fluctuations

With the introduction of the euro in 15 of the present 27 European Union Member States, our exposure to exchange rate fluctuation arises mainly in relation to the U.S. dollar, sterling and the Swedish krona. In light of the use of the U.S. dollar as the functional currency of our Latin American operations, the U.S. dollar is the most important foreign currency in which we conduct our business.

Fluctuations in the value of the U.S. dollar have a significant effect on our operations and on our reported results in euro. A weaker U.S. dollar will decrease and, conversely, a stronger U.S. dollar will increase the euro figures reported in our consolidated financial statements with respect to our Latin American operations. The depreciation in the U.S. dollar adversely affected our reported non-euro denominated sales revenues in 2006. During the year ended December 31, 2006, the euro strengthened by approximately 12% against the U.S. dollar, resulting in a €48 million decrease in our borrowing in foreign currencies. During the year ended December 31, 2005, the euro weakened by approximately 13% against the U.S. dollar, resulting in a €73 million increase in our borrowing in foreign currencies. During the year ended December 31, 2004, the euro strengthened by approximately 8% against the U.S. dollar, resulting in a €40 million reduction in our borrowing in foreign currencies.

In addition, the relative strength or weakness of the U.S. dollar is important for the industry in which we operate in both Europe and Latin America because U.S. containerboard prices tend to influence the world market. A weak U.S. dollar over a sustained period could result in lower imports into the United States of goods shipped in corrugated containers and, as a result, lower demand for our containers. A weak U.S. dollar could also result in additional competition in our European and Latin American markets from U.S. manufacturers that have an incentive to export more products due to increased demand for relatively lower-priced U.S. goods.

We have a number of pension schemes that are currently in deficit

We operate a number of pension plans throughout the world, devised in accordance with local conditions and practice. Currently, a significant proportion of our employees are members of defined benefit pension arrangements, most of which are closed to new entrants. Under Irish GAAP,  the combined deficit of these defined benefit plans was €493.8 million (net of a deferred tax asset of €75.9 million) as at December 31, 2006. Further information on the funding status of these plans is contained in Note 24 to the consolidated financial statements included elsewhere in this annual report.

An increase in the value of the liabilities or decrease in the value of pension plan assets on an Irish GAAP basis may negatively affect our balance sheet and distributable reserves, any of which could have a material adverse effect on our business, operating results or financial condition. The liabilities will mainly be affected by increases in life expectancy and by changes in long term yields, which are used to discount the liabilities to present value. The assets will be affected by increases in long term yields, which will reduce the value of bond investments and by falls in equity markets. These factors create a considerable degree of volatility in the measurement of any pension scheme’s deficit or surplus.

Failure to maintain good employee relations may affect our operations and the success of our business

While we believe that our relations with our employees and the works councils are currently satisfactory, there can be no assurance that future developments in relation to our businesses could not affect such relationships. A sustained labor dispute leading to a substantial interruption to our overall business could have a material adverse effect on our operating results or financial condition.

We may not be able to attract and retain suitably qualified employees as required for our business

Certain parts of our business are dependent on the availability of skilled and semi-skilled employees. A shortage of labor owing to our inability to attract and retain such employees could have a material adverse effect on our business, operating results or financial condition.

Failure to maintain good health and safety practices may have an adverse effect on our business

Our employees carry out relatively difficult and specialized tasks and a major incident affecting the health and safety of employees would disrupt our operations. There is a risk of fines or litigation if a health and safety incident occurs. Furthermore, disruption of operations caused by a major incident could have a material adverse effect on our business, financial condition and results of operations.

We may be adversely affected by increasing costs in maintaining our required level of workforce

We currently have a workforce of over 40,000 employees, which constitutes a significant proportion of our cost base. Accordingly, inflationary pressures, changes in applicable laws and regulations or other factors resulting in increased labor costs could have a material adverse effect on our business, operating results or financial condition.

We are subject to a growing number of environmental laws and regulations, and the cost of compliance with current and future laws and regulations may negatively affect our business

We are subject to a wide range of environmental, health and safety laws and regulations in all the jurisdictions where we operate, including international, national, state and local laws and regulations. These requirements are complex, frequently changing and have tended to become more stringent over time. There can be no assurance that the requirements of such laws and regulations and the associated cost of compliance will not increase in the future. Such cost increases could have a negative impact on our results of operations.

While we have procedures in place to allow us to comply with our environmental and health and safety  requirements, there can be no assurance that we will be at all times in compliance with our obligations, that we will not incur material costs or liabilities in connection with such requirements in the future or that we will be able to obtain all licenses, consents or other permits necessary to allow us to continue to operate our business as we intend. Similarly, there can be no assurance that we will not experience an accident or otherwise become liable for environmental contamination in the future or that such an event giving rise to such a liability may not have already occurred (including such liability to buyers of properties or businesses that we have sold). We may incur significant expenditure in connection with the required remediation of past environmental conditions. In addition, we may also incur significant expenditure in order to comply with any present and new environmental laws and regulations. There can also be no assurance that we will not be required to incur significant costs to maintain compliance with existing and future laws, regulations and policies relating to these or similar matters. Such expenditures and liabilities could adversely affect our operating results and financial condition.

In addition, part of our operations (paper or board mills) may in the future be adversely affected by the Kyoto Protocol, under which most industrialized countries agreed to reduce their emissions of carbon dioxide and other ‘‘greenhouse gases’’. While we currently have excess carbon credits for our current emission levels, there can be no assurance that we will maintain such emission levels or that our allocations will be sufficient in the future. The failure to maintain our emission levels within our allocation would result in increased costs for us.

We believe that we operate our business in an environmentally sustainable manner. However, there can be no assurance that environmental pressure groups and similar organizations will not mount campaigns against us which, were they to occur, could have an adverse effect on our reputation.

Operating internationally subjects us to the risk that business or market disruptions will result in delays and/or increased costs in the production or delivery of our products and services or disrupt demand for our products

We operate in many different countries. As a result, we are vulnerable to risks in these countries, including:

•       imposition of tariffs, quotas, import duties, additional taxes or other market barriers;

•       increased difficulty in the collection of accounts receivable, including longer collection periods;

•       inconsistent regulations and unexpected changes in legislation or regulatory requirements and increased difficulty and expense in hiring and dismissing employees;

•       imposition of quotas relating to the composition of the employee base or the local sourcing of raw materials or other similar quotas;

•       political and economic instability, disruptions and government intervention in national economies and social structures, including the threat of terrorism;

•       work stoppages, transport interruptions and difficulties in managing international operations;

•       government expropriation of private sector assets;

•       adverse tax consequences and inability to repatriate cash; and

•       adverse currency fluctuations.

The occurrence of any of the foregoing could have a material adverse effect on our earnings as a result of the related delays and/or increased costs in the production and delivery of products and services or otherwise disrupt the demand for our products.

We are exposed to potential risks in relation to our Venezuelan operations

Following the re-election of Venezuela’s Socialist Party, led by President Hugo Chávez, the Venezuelan government is pursuing a nationalization plan with the objective of returning industries that are considered strategic to the Venezuelan national interests to Venezuelan state control. The focus under this plan has, to date, been on utilities such as electricity and communications and natural resources such as oil. Pursuant to this policy, the Venezuelan government is seeking to acquire control of private sector companies owning such assets.

We own substantial lands under forestry in Venezuela, which supply virgin fiber for our local kraftliner production. While neither the lands nor any other assets of our Venezuelan operations have to date been the target of this nationalization action plan and we are not aware of any proposals by the Venezuelan government to target any of our assets for acquisition under its nationalization plan, there can be no assurance that this will not occur in the future. The occurrence of any such event could have an adverse effect on our profitability.

We are subject to anti-trust and similar legislation in the jurisdictions in which we operate

We are subject to a variety of anti-trust and similar legislation in the jurisdictions in which we operate. In a number of markets, we have market positions which may make future significant acquisitions more difficult and may limit our ability to expand by acquisition or merger, if we wished to do so.

In addition, we are subject to legislation in many of the jurisdictions in which we operate relating to unfair competitive practices and similar behavior. There can be no assurance that we will not be subject to allegations of, or regulatory investigations or proceedings into, such practices. In the event that such allegations are made or investigations or proceedings initiated (irrespective of merit), we may be required to devote significant management resources to defending ourselves against such allegations. In the event that such allegations are proved, we may be subject to significant fines, damages awards and other expenses.

We are engaged in a number of active litigation matters, the outcome of which could have a material adverse effect on our financial condition and results of operations

In addition to litigation arising in the ordinary course of business, we are involved in a number of active litigation matters, the outcome of which could have a material adverse effect on our financial condition and results of operations. See Item 8. “Financial Information—Legal Proceedings” for a more complete discussion of such proceedings.

Item 4.                        Information on the Company

History and Development of the Company

History of JSG/SKG

JSG was originally incorporated in Ireland on January 15, 1934 as a private company. Since then, JSG had grown from its original Irish base to become a major international manufacturer of containerboard, corrugated containers and other paper-based packaging products, with operations in over 30 countries. Initial expansion in Ireland in the 1960s and early 1970s was followed by a series of acquisitions in the United Kingdom, the United States, Latin America and, during the late 1980s and 1990s, in continental Europe. In 1998, JSG extended its operations to Canada with the acquisition of a 50% holding in Smurfit MBI, formerly MacMillan Bathurst, the remaining 50% being owned by our former associate, SSCC. On December 1, 2005, JSG merged with Kappa and the combined company was renamed Smurfit Kappa Group (SKG).

JSG was listed as a public company on the Irish Stock Exchange from 1964 until 2002 when it was taken private with funds under the management of Madison Dearborn Partners and the current management team. For ease of reference, we refer to this transaction as the “JSG Acquisition”. SKG plc, our ultimate parent company, completed an initial public offering on March 14, 2007, and became a public company, with a primary listing of its shares on the Irish Stock Exchange and a secondary listing on the London Stock Exchange.

Kappa was a leading pan-European producer of containerboard, solidboard, corrugated containers and solidboard packaging products, having grown from the mid 1990s as a result of its acquisitions of additional businesses in Western and Eastern Europe and through organic growth. Kappa was formerly part of KNP BT, which was formed in 1993 by the merger of the paper and packaging divisions of the publicly listed companies, Koninklijke Nederlanse Papierfabrieken, Bührmann-Tetterode and VRF-Groep N.V. In subsequent years, the various activities of KNP BT were reorganized into three main activities, of which KNP Packaging (which became Kappa) was one. In 1998, KNP BT sold Kappa to funds managed or advised by private equity investors Cinven Limited and CVC Capital Partners.

History of Smurfit Kappa Funding plc

SK Funding, a public limited company, was incorporated in Ireland as MDP Acquisitions plc on June 12, 2002 to act as a financing company in connection with the JSG Acquisition. On October 7, 2002, SK Acquisitions (formerly known as MDP Acquisitions and JSG Acquisitions), a wholly owned subsidiary of SK Funding, acquired all of the ordinary shares of JSG in a take private transaction. Prior to this acquisition, SK Funding had no operations. As part of the JSG Acquisition, JSG distributed its 29.3% interest in SSCC, its U.S. affiliate, to its shareholders. On June 10, 2003, MDP Acquisitions plc changed its name to JSG Funding plc and on May 29, 2006, JSG Funding plc changed its name to Smurfit Kappa Funding plc. The registered office of SK Funding is Beech Hill, Clonskeagh, Dublin 4, Ireland and the telephone number is +353-1-202-7000.

Corporate Structure

On February 6, 2004 SKGL (formerly known as JSG Packaging Limited) completed an exchange offer for the existing shares of SKCL (formerly known as Jefferson Smurfit Group Limited) for an identical number of newly issued shares of SKGL having substantially identical rights, privileges, terms and conditions. Upon completion of the exchange, SKGL contributed its shares of SKCL to SK Holdings (formerly known as JSG Holdings plc) (“the exchange”) in exchange for newly issued shares of SK Holdings. SK Holdings is a public limited company incorporated in Ireland. As a result, SK Holdings became a subsidiary of SKGL and the holder of all of the outstanding capital stock of SKCL. All outstanding warrants to purchase ordinary shares of SKCL were converted, without any action of the holders thereof, into the right to purchase ordinary shares of SKGL in accordance with the terms of those instruments.

On January 31, 2007 SKG plc (formerly known as Smurfit Kappa plc) completed an exchange offer for the existing shares of SKGL whereby the shareholders of SKGL exchanged their shares for an identical number of shares of the same classes in the capital of SKG plc (the “Exchange Offer”). As a consequence of the Exchange Offer, with effect from January 31, 2007, SKG plc became the ultimate holding company of the Group in place of SKGL.

Munksjö Specialties Disposal

On March 1, 2005 we completed the sale of our Munksjö specialty paper business for approximately €450 million. On May 18, 2005, we completed the sale of our Munksjö tissue business for approximately €28 million. The proceeds from these disposals were used to pay down part of the term portion of our senior credit facility. Together, the operations sold had net sales of approximately €512 million for the year ended December 31, 2004.

Refinancing Transactions

In January 2005, SK Funding completed an offering of approximately €370 million of 7.75% senior subordinated notes. SK Funding applied the net proceeds from such offering to fund the purchase of its existing 15.5% subordinated notes due 2013 (the “15.5% subordinated notes”) pursuant to the tender offer described below and to pay related fees and expenses. In February 2005, SK Funding completed a tender offer and consent solicitation for its 15.5% subordinated notes. All of the euro 15.5% subordinated notes were tendered in the tender offer. The 0.1% of the dollar 15.5% subordinated notes not tendered in the tender offer were redeemed in October 2005.

In January 2005, SK Holdings completed an offering of €325 million in aggregate principal amount of 11.5% senior pay-in-kind notes due 2015 (the “PIK notes”), substantially all of the net proceeds of which were loaned to SKGL, which, in turn, paid such net proceeds to its shareholders by means of a share capital reduction under Irish law. Neither SK Funding nor any of its subsidiaries guaranteed the PIK notes and thus the PIK notes were effectively subordinated to all debt and other liabilities and preferred stock, if any, of SK Funding and its subsidiaries. In March 2007, SK Funding completed a tender offer and consent solicitation for the PIK notes. The 10% of PIK notes not tendered in the tender offer were redeemed in April 2007.

Merger of JSG and Kappa

On December 1, 2005 SKGL, SK Acquisitions and the shareholders of Kappa completed the merger of the operations of both groups of companies (the “Merger”). The Merger was completed through the issue of shares by SKGL and the payment of consideration comprising cash of approximately €238 million and an €89 million subordinated promissory note, primarily to Kappa’s former shareholders (the “shareholders PIK note”).

The ownership structure of the combined company resulted in the then shareholders of SKGL owning approximately 58.3% of the combination while Kappa’s then shareholders owned approximately 41.7%. In connection with the Merger, JSG Packaging was renamed Smurfit Kappa Group Limited. As part of the Merger, Kappa’s existing 10.625% senior subordinated notes due 2009 and its 12.5% senior subordinated notes due 2009 were redeemed, and the existing SK Acquisitions and Kappa senior credit facilities were refinanced by way of a new senior credit facility. The Merger required European Commission approval which was granted subject to the fulfillment of an agreed schedule of commitments to dispose of a number of businesses. The financial statements reflect the combination with effect from December 1, 2005 incorporating one month’s results for the enlarged business. The combination is accounted for as a purchase.

Initial Public Offering

On March 14, 2007, SKG plc completed an initial public offering, with the placing to institutional investors of 78,787,879 new ordinary shares in SKG plc (the “Ordinary Shares”), a company formed in January 2007 as the ultimate holding company for the Group. This offering, together with the issue of an additional 11,818,181 Ordinary Shares, generated gross proceeds of €1,495 million, which were used to repay certain debt obligations as set forth below and to prepay the shareholder PIK note issued in connection with the Merger. Trading in the shares (“Admission”) on the Irish Stock Exchange and on the London Stock Exchange commenced on March 20, 2007. The additional shares were issued on Admission by Deutsche Bank acting as stabilizing manager under an over-allocation option representing shares up to a maximum of 15% of the total number of shares comprised in the initial public offering.

The pre-existing shareholders of SKG did not sell any shares and have agreed not to do so for a period of at least 180 days post Admission. The total number of Ordinary Shares in issue at April 25, 2007 was 217,696,296.

Tender Offers for Senior Notes

In March 2007, SK Holdings completed a tender offer and consent solicitation for its PIK notes. 90% of the PIK notes were tendered in the tender offer. SK Holdings used a portion of the net proceeds from the initial public offering proceeds it received from SKG plc to finance the repurchase of notes and to pay fees and expenses related to the tender offer. The 10% of PIK notes not tendered in the tender offer were redeemed in April 2007.

In March 2007, SK Funding completed a tender offer for up to $470 million of its outstanding 9 5/8% Dollar Senior Notes due 2012 (the “Dollar senior notes”) and up to €219 million of its outstanding 10 1/8% euro Senior Notes due 2012 (the “euro senior notes”). In April 2007, SK Funding completed a further tender offer for up to $208 million of its outstanding Dollar senior notes and up to €98 million of its outstanding euro senior notes. Upon completion of the second tender offer, $72 million aggregate principal amount of Dollar senior notes and €33 million of euro senior notes remained outstanding. SK Funding used the net proceeds from the initial public offering proceeds it received from SKG plc to finance the repurchase of notes and to pay fees and expenses related to the tender offers.

Business Overview

We are the largest European integrated manufacturer of containerboard, corrugated containers and other paper-based packaging products, with operations mainly in Europe and Latin America. SKG currently owns 42 mills (most of which produce containerboard used to manufacture corrugated containers), 261 converting plants (most of which convert containerboard into corrugated containers), 43 reclamation facilities (which provide some of the recovered paper requirement for our mills) and 27 other production facilities. Our European and Latin American operations accounted for approximately 88% and 12% respectively, of our net sales for the year ended December 31, 2006.

We command a leading share of the European corrugated container market and are Europe’s largest producer of containerboard. In Latin America, we believe we are the largest producer of corrugated containers and the second largest producer of containerboard.

Our containerboard mills and converting operations are highly integrated, as our corrugated container plants convert much of our own containerboard production. For the year ended December 31, 2006, we produced over 5,000,000 metric tons of containerboard in Europe, and approximately 4,600,000 metric tons of corrugated containers. In Latin America, we produced approximately 720,000 metric tons of containerboard and approximately 780,000 metric tons of corrugated containers. In addition, our mills in Europe produced over 1,210,000 metric tons of other grades of paper, including solidboard, sack kraft, which is used to make industrial grade paper sacks, boxboard, which is used in the manufacture of folding cartons, together with non packaging grades, graphic board and printing and writing paper, while our mills in Latin America produced 350,000 metric tons of other grades of paper, including boxboard, sack kraft and printing and writing paper. Our conversion plants in Europe produced approximately 570,000 metric tons of other paper-based packaging products, such as paper sacks and folding cartons, while our Latin American operations produced 85,000 metric tons of these products.

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

Recovered fiber is obtained principally from old corrugated case material, or “OCC”, acquired through open market purchases or from company-owned reclamation facilities. Virgin fiber is obtained in the form of wood chips or pulp wood acquired through open market purchases of wood fiber or from company-owned timberland. These fibers are chemically treated and then processed through paper machines, which consist of a paper-forming section, a press section (where water is removed by pressing the wet containerboard between rolls) and a drying section. The containerboard is then wound into rolls, which are shipped to company-owned converting plants or outside converters.

The dispersion of customers for corrugated containers and the high bulk, low density and low value of corrugated containers, which typically are delivered by truck, make shipping costs a relatively high percentage of total costs. As a result, corrugated container plants usually serve markets within a 250 to 300 kilometer radius of the plant and employ a local sales force to serve the market area.

Containerboard pricing is driven primarily by the supply/demand balance and price movements in OCC and wood pulp, although upward pressure on pricing has also come as a result of significant increases in energy costs in recent years. Corrugated container pricing is driven significantly by movements in containerboard pricing. Price increases at the corrugated level tend to lag behind containerboard price movements, sometimes by months. Part of the reason for this is that the pricing element in some contracts to sell corrugated is based on changes to a published paper price index, which reflects historic and not anticipated price movements. As a result, the greater the level of forward integration, the slower generally is the rate of change in net profits resulting from containerboard price movements.

Recovered paper, principally OCC, is the principal raw material used in the manufacture of our products. Recycled fiber prices can vary widely at times and are very dependent upon mill demand. While wood prices are relatively stable, fluctuations in Asian demand and reduced collections in the United States have been the principal factors driving the price of OCC.

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

Competitive Strengths

We believe that our key competitive strengths are:

•       our leading market positions;

•       the quality of our assets and active capacity management;

•       our broad geographic reach and exposure to growth markets;

•       our active management of our asset base through acquisitions and disposals;

•       the integrated nature of our business; and

•       our value-driven international management.

Leading market positions

We have a clear focus on paper-based packaging: 95% of our mill capacity relates to core paper-based packaging grades (of containerboard, solidboard, recycled boxboard and sack kraft). Geographically, the major economic environments in which we conduct our business are Europe (principally Eurozone, Sweden and the United Kingdom, together with a growing presence in some Eastern European countries) and Latin America (principally Mexico). We believe, based on management estimates, that we have the largest market share by volume and sales in corrugated containers in seven European countries (Germany, France, Italy, the Netherlands, Belgium, Ireland and Sweden), with the number two position in a further seven countries (Spain, the United Kingdom, Slovakia, Denmark, Norway, Poland and the Czech  Republic), and we believe that we have a top two market position in corrugated containers by volume and sales in each of our main countries of operation in Latin America.

We operate three of the largest kraftliner mills in Western Europe, managing 1,600,000 metric tons of kraftliner capacity—approximately 40% of the total capacity in Europe. The mills are strategically located close to substantial virgin fiber sources and are well positioned to serve our European markets (Piteå, Sweden serving northern Europe; Nettingsdorfer, Austria serving central and Eastern Europe; and Facture, France serving southern Europe). Western Europe does not currently produce sufficient kraftliner for its own needs and, as a result, is a net importer of  approximately 1,000,000 metric tons of kraftliner per annum, representing approximately 25% of the European kraftliner market. There are significant barriers to entry in kraftliner production, particularly in Western Europe. These barriers include obtaining regulatory, planning and environmental consents and the high costs of building new facilities and identifying suitable sites. We also operate three large testliner machines in central Europe (comprising 40% of our total testliner production). In addition, we believe that we operate the only kraftliner mills in both Colombia and Venezuela, a position we view as strategically important as it ensures supply of this grade which would otherwise have to be imported, with transport cost issues and exposure to price volatility.

We believe, based on managements estimates, that we are the largest producer by volume and sales of corrugated containers in Latin America, and the third largest producer by volume and sales of containerboard in Latin America. We believe that we are the only pan-regional producer of containerboard and corrugated containers in Latin America with operations in Mexico, Argentina, Venezuela, Colombia, the Dominican Republic, Puerto Rico, Chile, Ecuador and Costa Rica. By reason of our pan-regional presence in Latin America, we benefit from not being dependent on any one particular country. We believe that our Latin American senior management’s extensive local knowledge, together with their international experience, provide a competitive advantage to our operations in Latin America. Through our European specialties division, we also have operations in sacks (Spain, France, Italy, Sweden, Ireland and Poland), solidboard packaging (the United Kingdom, France, the Netherlands, Belgium, Germany and Norway) and bag-in-box production (France and Italy selling throughout Europe). In Latin America we have operations in sacks (Colombia, Venezuela, Ecuador and Costa Rica) and boxboard (Colombia, Venezuela and Mexico). In many instances, these businesses have strong market positions (by volume) in their own right but also allow us to sell a broader range of packaging solutions. There is no difference in the type of product manufactured and sold by us across our European and Latin America markets.

The quality of our assets and active capacity management

Since the JSG Acquisition in 2002, we have sought to improve the quality of our asset base through the closure or disposal of high-cost, under-performing businesses, investment in more efficient mills and the targeted acquisition of complementary businesses. Between 2002 and 2005, we closed two containerboard mills and five converting businesses.

In order to manage output actively at a competitive cost, we have closed six high-cost mills and two high-cost non-containerboard machines since the Merger was completed in late 2005. We have also closed ten converting businesses and are in the process of transferring equipment and customers elsewhere within our operations in order to optimize service, responsiveness, efficiency and margins in our converting businesses.

As a consequence of the Merger, significant synergies have been achieved throughout our organization, including paper mill rationalization, machine specialization, paper logistics and integration, corrugated system optimization, purchasing savings and central and administrative overhead reductions.

Following the Merger, we have benefited from the improving quality of our asset base, achieved by  an aggressive program of closures of high-cost capacity mills and investments in our more efficient mills. The initial cost benefits of this have been achieved and we intend to continue making improvements. We made multi-million euro investments in each of Piteå, Sweden, Facture, France and Nettingsdorfer, Austria in 2006, in order to  improve efficiency and, in the case of Facture, to increase the capacity of white top kraftliner. An investment in cost efficiency was also approved for the Roermond mill in the Netherlands, which will have a small capacity effect. The initial cost benefits of closing capacity have been to allow existing mills to supply customers closer to their location, reducing transport costs, as well as to more efficiently schedule the mills for particular grades, thereby reducing manufacturing costs. It is anticipated that these types of efficiencies could continue incrementally as better machine scheduling is made and the capabilities of the mills in terms of what grades they can make most efficiently are better understood.

Broad geographic reach and exposure to growth markets

We have an extensive presence across Europe, where we have facilities in 21 countries. With our broad spread of operations in different European countries, we are able to provide a more comprehensive and sophisticated product offering to our customers, together with a higher overall level of service. Furthermore, we have an established and growing presence in Latin America, where we have facilities in nine countries. Current and projected demand growth within the Eastern European and Latin American markets is superior to those of the more mature Western European markets, with forecast corrugated container growth rates of over 4% per annum for the medium term.

Average regional demand growth in corrugated containers in Latin America from 2006 to 2009 is forecast at 4.2% per annum compared with over 2% for Western Europe for the same period. We have developed key markets in Argentina, Colombia, Mexico, Venezuela and Chile, and have a plant in each of the Dominican Republic, Ecuador, Puerto Rico and Costa Rica. We believe, based on management estimates, that we have a top two market position in corrugated containers (by volume and sales) in each of our main countries of operation in Latin America. As we believe that we are the only pan-regional Latin American operator, we benefit from not being dependent on any one particular country.

In Eastern Europe, average regional demand growth in corrugated containers for 2006 to 2009 is forecast at over 6% per annum compared with over 2% for Western Europe. We currently have operations in five countries in Eastern Europe (Poland, the Czech Republic, Slovakia, Lithuania and Russia) and we believe that we have a top two market position by volume and sales in Poland, the Czech Republic and Slovakia.

We believe that the developing markets of the Latin American and Eastern European regions have the potential to generate increased sales for us and will represent significant further opportunities for us in the future.

We have actively managed our asset base through acquisitions and disposals

Our progress towards becoming the leader in paper-based packaging in our chosen markets has been driven to a significant extent by the acquisition of strategically compatible companies and operations. These acquisitions have enhanced our asset base, expanded our product range and geographic reach and upgraded our management skills, work practices and efficiencies.

We have historically undertaken a number of acquisitions and disposals, particularly within the last five years.

Between 2001 and 2005, we significantly advanced our strategy of: disposing of non-core or non-cash generating assets; increasing our spread and penetration in our core paper-based packaging businesses; filling gaps in our portfolio or geographic presence in Europe and Latin America; and progressing our objective of being the clear market leader or number two in our chosen markets.

In doing so, we have established a strong platform for: organic growth; increased productivity and efficiency; further acquisitions in appropriate circumstances; and continued participation in  development of industry practices.

A critical feature of this activity is the ability to identify suitable companies for acquisition, integrate the acquired companies, identify and achieve the synergies, enhance profits, and retain and motivate high-quality management.

The integrated nature of our business

In Europe, we produced approximately 1,600,000 metric tons of kraftliner, 180,000 metric tons of semi-chemical medium and 3,300,000 metric tons of testliner in our mills. We consume 5,000,000 metric tons of containerboard (approximately 20% of which is kraftliner) in our corrugated production facilities, of which approximately 70% is produced in our own mills. Therefore, we are long (sell to third party markets) on kraftliner and short (buy from third party markets) on testliner.

We believe that there are benefits to being integrated which deliver returns, quality of earnings, and an excellent platform for leverage.

Specifically, integration offers:

•       a much lower volatility in the corrugated container and converting businesses over a sustained period, benefiting the profit profile of integrated companies;

•       security of supply during periods of market fluctuation, where major producers have affordable options when paper is long, such as taking market downtime or implementing closures;

•       through the link between paper and corrugated container businesses, an optimal focus on the requirements of end customers (such as quality, grades and innovation) and harmonization of synergies in the specifications and supply chain; and

•       the ability to provide better service to corrugated container customers. If the customer has a problem with a product, this problem can be traced back to the paper supplier. If a customer has unique product requirements or design and innovation needs, these options are available.

The process of integration in 2006 has delivered benefits for us. These benefits include: the ability of paper machines to produce the paper grades that gave us the best levels of efficiency; the ability to produce paper most efficiently in terms of using the width of paper machines that best match the corrugated container manufacturers to whom we are selling; the ability for paper machines to run a single grade of paper for longer, obviating the need to change grades as often and increasing the efficiency of the machines; and improving the logistics of supplying customers, thereby reducing our transport costs.

Value-driven international management

We have an experienced and proven international management team with a strong value-driven management style and experience of managing through several industry cycles. The management team comprises a broad range of nationalities with an average industry experience of 18 years. We have sought to establish a management team comprising the highest available quality of management and reflecting the broad geographic spread of our businesses. The management team includes a number of managers who have joined us from businesses acquired by or integrated with SKG. Our management approach combines strong central disciplines (strategic, professional development, financial and capital allocation) with locally devolved production and marketing decisions. Performance is measured on the basis of profitability as well as cash flow. Investment decisions are made using stringent return-on-investment criteria.

In Latin America, we believe that our significant experience and extensive focus on local, but internationally educated and trained management provides a competitive advantage in our chosen markets. We also believe that our ability to manage successfully over a protracted period in these markets is evidence of the success of our model and gives us opportunities for further growth.

Management in all regions of our operations have demonstrated their capacity to implement our strategic transformations, influence changes in the industry, take rationalization and closure decisions, and to recruit, retain and motivate diverse teams in over 30 countries.

Business Strategy

Our objective is to be the market leader in paper-based packaging in terms of profitability and return on investment, underpinned by a focus on delivering superior customer satisfaction, proactive environmental awareness, and a commitment to both continuous improvement in the area of health and safety and to corporate responsibility, thereby enhancing shareholder value.

Our key objectives and strategies are:

•       To build on our market positions in Western and Eastern Europe and in Latin America through  selective focused growth, including:

•       organic growth from increased market share through consolidating, and where possible, extending our leadership position in Western Europe by leveraging our relationships with our customers across our broad product range and enhancing our profitability by maximizing synergies and optimizing the cost base; and

•       acquisition-led growth in areas where market share and/or coverage facilitates it, particularly in the higher growth markets.

This dual approach of organic growth and acquisition will be pursued in each of Western Europe, Eastern Europe and Latin America.

•       To focus on enhancing our operational excellence, thus continuing to improve our customer offering, by continuously upgrading our products, services, quality and delivery in all markets by:

•       leveraging our high quality asset base through continuous improvement programs, transfer of best practice, industrial engineering, innovation and targeted capital investment;

•       increasing the proportion of added-value converting products in the overall portfolio through the use of our pan-European network in high-value areas such as high quality printing, display and litho-lamination; and

•       ensuring that our operations, whether in the converting or mill divisions, continue to be close to the customers and clearly market-focused rather than production-driven.

•       To focus on cash flow and returns on investment and maintaining an efficient capital structure in order to maximize shareholder returns.

Focused growth

Our focused growth strategy has been designed to build on our existing market leadership position in each of our markets, through organic growth and, where appropriate, by value-enhancing acquisitions. We have an established track record of implementing this strategy through identifying targets, building relationships, and acquiring and effectively integrating paper-based packaging assets. This track record has included a number of significant mergers and acquisitions, including the Merger. Our approach to the implementation of this strategy differs in the two regions in which we currently operate. In general, we intend to increase our exposure to markets with superior demand growth characteristics, through organic growth and an acquisition-led strategy, primarily in markets such as Eastern Europe and Latin America.

Western Europe

We believe that in Western Europe, we currently command the leading market position in corrugated containers by volume and sales in seven of the 14 countries in which we currently operate and we are number two by volume and sales in seven additional countries. One of our key objectives is to be the leading or number two operator in each of the businesses and markets in which we operate, providing total solutions for major customers across our wide range of products, services and geography. In order to achieve this objective, we intend to use a combination of increased market penetration through our sales network, establishment of facilities in new geographic areas, and, where appropriate, acquisition of competitors in the region. Although Western Europe is a more mature market relative to Eastern Europe and Latin America, it continues to be a growth market and it remains our intention to pursue profitable growth in this market. We believe that a key benefit of scale and cost efficiency is the ability to pursue profitable business as opposed to pursuing a solely volume-driven approach.

Eastern Europe

We operate in five Eastern European countries. We believe that we have a top two market position by volume and sales in Poland, the Czech Republic and Slovakia. It is our intention to expand our presence in this region by selectively investing in the countries that have the greatest opportunities and growth patterns consistent with our acquisition strategy. The medium term objective is that, through the selective acquisition of a combination of smaller and medium sized Eastern European facilities, as well as investment in new facilities, we intend to achieve a leading or number two position in the major Eastern European countries. This will involve expanding beyond our existing country footprint.

Latin America

Our progress in Latin America has been made through acquisition and organic growth since our entry into the region in 1986. The packaging business in Latin America is not as homogenous as the business in Europe, and each country has differing market and industry characteristics. We believe that our success to date, based largely on our pan-regional presence (our investment in more than one country, which allows for the impact of macro economic events such as currency devaluations in any individual country to be offset by relative stability in another), provides a strong platform to enhance our businesses in the countries in which we currently operate, both through organic growth where the market is growing strongly, and through acquisitions where we are under-represented. We will consider growth primarily by acquisition in key markets where we are not already present.

Using the domestic and international experience of our local management, investment in new markets in Latin America has been led from countries in which we have existing operations. By extending existing products into the new markets and by acquiring businesses that have upside potential and which present integration synergies, we have been able to expand our presence in the region. For example, the Colombian management led the investment in paper sack operations in Venezuela, Ecuador and Costa Rica, while the Argentinean management led the investment in a greenfield corrugated container operation in Chile.

In the course of our business of selling packaging products in Latin America, we have also been able to identify market opportunities in the specialties business, particularly in the areas of solidboard packaging and bag-in-box. Argentina and Chile have been identified as countries with particular potential in these product areas. We intend to exploit these market opportunities to create a larger market presence in these countries and are evaluating the possibility of establishing production facilities for these products, initially in these countries.

Specialties

Our specialties businesses are related to the core containerboard and corrugated container businesses either through production techniques and manufacturing systems (solidboard, graphicboard, folding boxboard and sack paper) or through the end market user (buyers of packaging products, e.g. solidboard packaging, folding cartons, paper sacks and bag-in-box). In the case of solidboard packaging and folding cartons, both the end market user and the manufacturing systems are related. We will continue to invest in these businesses where we are able to significantly improve the profitability of such businesses, where such businesses can deliver higher margins than our core business, and where they are already of an adequate size, are capable of growing further and are capable of achieving the leading or the number two market position. In addition, we believe there are opportunities to expand these businesses geographically, particularly in Latin America.

Operational excellence

As the business operates in a number of markets, we believe that the growth strategy of the business needs to be underpinned with operational excellence. We have identified three key areas in which to address this objective, based on which we have developed the following strategies.

The improvement of our asset base and the reduction of costs

Our strategies for the packaging segment are driven by the markets in which we operate. Given the maturing aspects of Western European markets, it is essential that we continue to reduce our production costs in order to provide opportunities to increase our profit margins. An ongoing objective of the business is to improve productivity, efficiency and, consequently, our cost base in order to remain competitive. In order to implement this strategy, cost reductions are planned through a combination of more efficient production through numerous operating programs in individual facilities and through the investment of capital for increased efficiency. A proportion of the €300 million per year that is spent on capital investment in our organization will be allocated to initiatives focusing on cost reduction. This applies equally to Eastern Europe and Latin America.

Within the specialties segment, the focus on cost reduction is also an important feature of our strategy. The main strategy for the solidboard business, which  operates in a relatively mature market, is to ensure that our businesses are the lowest-cost  producers in their market segments. The graphicboard market is also relatively mature, and our focus is on the maintenance of market position and continued cost reduction. Our strategies for the paper sack operations lie in reducing costs in Western Europe while expanding our presence in Eastern Europe, where we have a fast-growing paper sack business in Poland.

Increase the proportion of added value converting products in our overall portfolio

In addition to maintaining cost and price competitiveness, we seek to differentiate ourselves in the end market through high-quality products, service, execution, delivery and customer satisfaction. In the corrugated operations, examples of these products are boxes that involve high quality pre- or post-print, litholaminated boxes and displays. We believe that we will grow our market share in these more specialized areas, improve our overall profitability as the contribution of these higher margin businesses increases, and retain the loyalty of our overall customer base by being able to support our customers across a range of existing and innovative products and service offerings. The primary method of implementation will be through capital investment. In some instances, such as high quality print, the investment will be to add machinery to existing plants. In instances such as litholamination, the investment is likely to be in new production plants, which, compared with mills or corrugated container operations, are relatively small. Where suitable value adding acquisitions can be identified, we would also consider this route to expansion.

In solidboard, examples of the implementation of this strategy involve exploiting the characteristics of the product (namely printability, moisture control and its ability to withstand freezing conditions) and identifying new applications to develop and/or defend niche sectors of the business.

Ensure that all our operations are market led

Of particular importance to us is the manner in which our packaging segment operations in Europe and in Latin America work together to achieve synergies and customer responsiveness, rather than solely focusing on maximizing operating rates and mill efficiencies. Growth and efficiency ultimately has to be market-supported rather than purely production-driven. In each of the countries of Europe and Latin America in which we have operations, the key objective of our paper division is to supply the corrugated containers division with the right mix of grades, at the lowest cost, which allows the corrugated containers division in turn to service its customers efficiently and with consistent quality. This mix of grades will either be produced within the mills or sourced by the mills or sourced by the mill division on behalf of the corrugated containers division. The objective is achieved through regular dialogue and meetings between management of the divisions.

The specialties division similarly has the objective to be market-led. For example, the folding carton business, and hence the recycled boxboard mill operations, share a very close customer base with the corrugated container business. Our strategy is to exploit our wider product offering and our ability to cross-sell in order to expand both this and the corrugated containers business, with greater potential benefits for the relatively smaller carton business. This strategy is being successfully pursued in Italy and Ireland and is being advanced elsewhere in our organization.

Focus on cash flow and returns and maintain efficient capital management

We believe that maintaining an efficient capital structure provides a strong basis to maximize shareholder returns. We also believe that our planned level of debt, if managed by experienced  management, facilitates better shareholder returns.

We will continue to focus on cash flow considerations. We will aim to optimize cash flow by enhancing profitability, by optimizing working capital and by continuing our approach to disciplined capital expenditure. This expenditure will continue to focus on a prioritization process that supports operations that can clearly demonstrate the potential for improved returns.

We believe that we are leveraged financially as well as operationally for growth. Historically, we and our management team have demonstrated the ability to operate with a leveraged balance sheet through the active management of working capital and a judicious approach to capital expenditure, supported by a carefully designed debt structure. This approach supports our stated acquisition strategy and optimizes return on equity. In that context, the attainment of investment grade status is not one of our objectives.

Operations

Our main focus is on the production of containerboard and its conversion into corrugated containers. We also produce boxboard, sack kraft paper, solidboard, graphicboard and non-packaging grades of paper, as well as converted products such as folding cartons, solid board packaging and paper sacks.

Containerboard, boxboard, sack kraft paper, solidboard and graphicboard are all forms of paperboard. Containerboard is a form of paperboard used primarily for the production of corrugated materials. Boxboard is used for the production of folding cartons. Sack kraft paper is used for the production of durable paper sacks. Solidboard is used for the production of solidboard packaging. Graphicboard is used for the production of, among other things, book covers.

We use recovered paper and, to a lesser extent, wood to produce our paperboard and paper. We then use the paperboard and paper that we produce as a source of raw materials for our converted product facilities, and we also sell some of our paperboard and paper to third parties. We outsource some paperboard and paper from third parties as raw materials for our converted product facilities, particularly where, for reasons of geographic proximity or price, it can be more efficiently outsourced.

The recycling of OCC provides the primary source of recovered paper and is the principal raw material used in our production of paperboard and is the essential component of recycled containerboard, one of the two main types of containerboard we produce, the other being kraftliner. Recycled containerboard can be subdivided into testliner and fluting. Both testliner and kraftliner serve as the outer facing component of containerboard. Fluting is the wavy inner layer of paper.

Although we have our own reclamation operations in Ireland, the United Kingdom, Germany and the Netherlands, we source most of our OCC requirements on the open market. We have five mills in Europe for which wood pulp (virgin fiber) is the primary raw material. We generally source the fiber requirements of these mills through long-term relationships with third parties. We have our own reclamation operations in Latin America also although our mills in Colombia and Venezuela primarily use wood from our nearby forestry operations.

While wood prices historically have been relatively stable, recovered paper prices can vary widely on a regional basis depending on mill demand and tend to be volatile even within short time periods. The focus of governments on identifying alternative sources of energy in European countries to advance compliance with Kyoto undertakings has led to the use of subsidized wood for business, thereby exerting significant pressure on wood costs. The paper industry is lobbying aggressively to have all such subsidies removed. Fluctuations in Asian demand and seasonal patterns of collection and/or demand have been the principal factors driving the recovered paper price in recent years.

Given the relative stability of wood prices, to the extent that we are able to source wood for conversion into virgin pulp at our own mills, we have a raw material source with greater price stability that helps protect margins. We make a relatively higher margin on our production of kraftliner than we do on our production of recycled containerboard. Demand for kraftliner, however, is price sensitive relative to recycled containerboard, which moderates our ability to raise prices during an upturn in the industry cycle. We believe that the market demand for recycled containerboard in Europe and in Latin America will grow over time at a faster rate than the market demand for kraftliner, and we believe that we are well positioned in these markets to respond to this expected change in demand mix.

Our operations are currently managed on the basis of two regions: Europe and Latin America. After the sale of the majority of our U.S. subsidiaries and an asset swap transaction with SSCC, we no longer conduct significant operations in the United States and Canada.

The table below shows a regional breakdown of our production volumes in 2006.

		Latin
Product	Europe	America	Total SKG
	(metric tons in thousands)
Raw Materials
Recycling	2,747	520	3,267
Total raw materials	2,747	520	3,267
Mills
Containerboard	5,016	716	5,732
Sack kraft	126	37	163
Boxboard	217	167	384
Solidboard and graphicboard	782	—	782
Other paperboard	—	46	46
Total containerboard and other paperboard	6,141	966	7,107
Other non-packaging paper(1)	91	100	191
Total mill	6,232	1,066	7,298
Conversion
Corrugated containers	4,563	783	5,346
Solidboard	445	—	445
Paper sacks	96	52	148
Folding cartons	26	33	59
Total conversion	5,130	868	5,998

(1)          Other grades of non-packaging papers include printing and writing paper, and other specialty papers.

Europe

Within Europe, our largest region, we have two segments, packaging and specialties. Our European packaging segment is comprised principally of our containerboard mills and corrugated container plants. These operations are highly integrated, with the production of our mills approximately matching the volume of the containerboard being converted into corrugated containers in our plants. There is also a degree of third-party sales of containerboard for reasons of both product mix and logistics. Our specialties segment consists of solid and graphic board mills, solid board converting, sackpaper and sack converting operations and some non paper/packaging businesses such as our bag-in-box business.

Packaging

Paperboard.   The principal paperboard product in our packaging segment is containerboard. However, our mills produce other grades of paperboard for use in packaging products, such as sack kraft paper for use in the production of durable paper sacks, and boxboard, used in the production of folding cartons.

Containerboard prices are primarily a function of the prevailing supply-demand balance, raw material prices and other operating costs such as energy, chemicals and transportation. Demand for containerboard has tended to develop in line with industrial growth rates due to the characteristics of the main end-user markets for corrugated containers. In contrast, the supply side of the containerboard market, as with many capital intensive industries characterized by large production facilities, is more volatile reflecting new capacity additions and closures across the industry and, to a lesser extent, increases in mill capacity resulting from productivity gains.

As there is a significant lead time between the planning and completion of new containerboard mills, the supply side tends to lag behind changes in demand. Between 2005 and 2006, new recycled containerboard capacity peaked in Europe, with an estimated 1,600,000 metric tons of new capacity becoming operational. These additions, which represented approximately 8% of the existing capacity, reflected expansion decisions that had been made two or three years earlier. This resulted in a high level of overcapacity in containerboard during a period of weak demand in Europe in 2005 and, in turn, to downward pressure on pricing.

In response to this difficult operating environment, a number of industry leaders gradually began to restructure, with a focus on rationalizing high-cost or inefficient capacity. In August 2005, JSG and Kappa announced a merger agreement and Svenska Cellulosa Aktiebolaget announced a comprehensive rationalization program shortly thereafter. During the 2005 to 2006 period, mills with an estimated 1,900,000 metric tons of containerboard capacity were closed (of which approximately 1,500,000 metric tons was closed in 2006). These closures contributed to a better supply-demand balance in the European market and to positive momentum on pricing.

In 2003, a combination of the increased supply and the relatively poor economic conditions across Europe had caused the pricing of recycled containerboard to be lower than in 2002. In 2004, with slightly improved demand and no significant increase in supply, prices were more stable and on average were slightly higher than in 2003. The same relative economic weakness, along with the growing strength of the euro against the U.S. dollar, had caused pricing in kraftliner in Europe to be lower in 2003 than in 2002. Although kraft prices increased towards the end of 2004 on average they were lower in 2004 than in 2003. In 2005, a combination of new capacity additions to the market, and relatively weak economic conditions, which led to relatively poor demand conditions, resulted in a reduction in containerboard prices, particularly in the second and third quarters. With improving market conditions, however, prices began to strengthen in the latter part of 2005.

Five containerboard price increases have been successfully implemented from the third quarter of 2005 to the fourth quarter of 2006, resulting in increases of over 35% and over 30% in testliner and kraftliner prices respectively. While rising raw material and energy prices provided the main impetus for the first few containerboard price increases, we believe that reduced capacity and the improved supply-side situation was the key driver behind subsequent price increases.

Paper-based packaging products.   The raw material for our paper-based packaging products is paperboard, primarily containerboard. Our conversion plants convert paperboard into corrugated containers and paper-based packaging products. The predominant product of our packaging segment is corrugated containers.

Corrugated containers are sold to a broad range of manufacturers of consumable goods and are used to ship a diverse range of consumer products, such as food and beverages, agricultural produce, household goods and electrical appliances. Corrugated products are also used for many other applications. We provide innovative packaging solutions with an emphasis on the value-added aspects of our corrugated containers in terms of design and presentation, including the use of multicolor graphics. Some of our value-added products and services include point-of-sale displays, “white top,” a grade of kraftliner on which graphics can be printed, and “Innobook”, a comprehensive product database which gives our customers the ability to customize their corrugated containers.

Our corrugated container plants are widely spread across the various regional and international markets that we serve. In Western Europe, our largest regional market, we are the largest integrated producer of corrugated containers, with an estimated market share of 24% in 2006. We believe that we are the market leader in seven European countries (Germany, France, Italy, the Netherlands, Belgium, Ireland and Sweden) and in the number two position in a further seven countries (Spain, the United Kingdom, Slovakia, Denmark, Norway, Poland and the Czech Republic).

In 2003, the demand for corrugated containers was relatively weak as industrial growth in Europe was limited, and indeed negative in the case of certain countries. With little demand growth and reducing raw material prices, there was no upward pressure in pricing for corrugated containers in 2003. This situation continued into 2004, where estimated market growth was around 2.3%. However, increased competition and a lack of a cost “push” from paper pricing helped cause a decrease in corrugated pricing of approximately 2.5%. In 2005, there continued to be relatively low market growth across Europe, with an estimated growth of 1%. When combined with reductions in paper prices, the trend in corrugated prices was downwards in the year. In 2006, however, demand growth in Western Europe was in excess of 3% with selling price increases driven by rising containerboard prices. Market growth has been relatively stronger in Eastern Europe, reflecting the rapid rate of overall economic development and modernisation in the region, particularly in the new EU member states and Russia. This has been driven partially by the current trend for migration of manufacturing from Western European to Eastern European countries.

Specialties

Our European specialties segment includes our principal solidboard and graphicboard mills together with our sack paper, paper sack converting and bag-in-box operations.

Solidboard is a grade of paperboard used primarily in the manufacture of packaging products, mainly for the fish, flower and agricultural sectors. Mills produce the paper while converting plants convert this paper into packaging products. Graphicboard is a grade of paperboard used in the manufacture of a variety of products such as bookbinding, lever arch files and puzzles.

Multi-wall paper sacks are used in a wide range of industries including agriculture, food and cement. While the industrial products sector predominates, the use of these durable sacks is growing in the retail or take-home sector where paper sacks provide a convenient means of carrying such goods as pet food and “do-it-yourself” products. Our paper sack plants are based in the United Kingdom, France, Spain, Ireland, Italy, Sweden and Poland.

Bag-in-box is a form of packaging where a liquid is packed in a flexible plastic film or bag with a tap attached, which is then generally inserted into a corrugated container.

Latin America

In Latin America, we believe we are the largest producer of corrugated containers and the second largest producer of containerboard. Our Latin American operations are located principally in Mexico, Colombia, Venezuela and Argentina, with smaller operations in the Dominican Republic, Puerto Rico, Chile, Ecuador and Costa Rica.

Our Latin American operations are highly integrated, from the reclamation of wastepaper and the production of wood pulp to conversion into paper-based packaging products of a substantial portion of the paperboard produced by our mills.

Our reclamation operations, located in Venezuela, Puerto Rico, Colombia, Mexico and Argentina, processed approximately 520,000 metric tons of OCC in 2006. The OCC we recover in Venezuela and Puerto Rico is consumed entirely by our mills in Venezuela, largely satisfying their recycled fiber requirements. Likewise, the OCC we collect in Colombia is consumed entirely by our mills in Colombia, largely satisfying Colombia’s recycled fiber requirements. Our paperboard mills in Mexico purchase the major part of their recycled fiber requirements from third parties, mainly from within Mexico.

We also have forestry operations in Latin America. In Colombia and Venezuela, we own over 94,000 hectares (228,000 acres) and manage a further 6,000 hectares (15,000 acres). These plantations provide the local mills with a significant portion of their total wood fiber needs. Because wood has more stable pricing than both the pre-processed virgin pulp that we purchase from third parties and OCC, our mills that source from these plantations benefit from relatively greater margin protection. We also procure raw materials from third parties.

Mexico is the largest of the four main Latin American markets in which we operate. We believe we are the second largest manufacturer of paperboard and paper-based packaging products in Mexico. Additionally, we also believe that we are the leading producer in Colombia and Venezuela and one of the largest in Argentina.

United States and Canada

We have reduced our presence in the United States and Canada in recent years with our sole operation now being a bag-in-box operation, which started-up in 2004. In March 2003, as part of an asset swap transaction with SSCC, we transferred our 50% ownership interest in Smurfit MBI Canada, our principal subsidiary operation in Canada, in exchange for some of SSCC’s European assets. Our principal subsidiary operation in the United States, a decor base paper mill in Fitchburg, Massachusetts was sold in 2005.

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

The marketing strategy for our mills is to profitably match the sale of paper and paperboard to the demand requirements of both internal and external converters located within an economically reasonable shipping distance from each mill. The strategy in the corrugated container and other converting plants focuses on both customized products tailored to fit customers’ needs and high volume sales of commodity products. Most sales of converted products are made on the basis of spot sales or short-term orders for specified volumes at market rates. These orders are priced based on a number of factors such as currency, volume, weight and geographic area. We seek to maintain a broad customer base for each of our markets rather than concentrate on only a few accounts for each plant.

No single customer accounts for more than 1% of our third party sales.

Patents, Licenses and Research and Development

Proprietary products do not generally characterize the paper and packaging industry and, although we hold or are licensed to use certain patents, the successful continuation of any important part of our business is not dependent upon such patents. Accordingly, the focus of research in papermaking is on providing the materials that will enable our converting operations and other packaging manufacturers to meet the challenges of a changing, retail-driven marketplace. In recent years, the focus in the corrugated container industry has, for example, been on more efficiently meeting the performance characteristics required of the corrugated container as a transport, storage, retail-ready and point-of-display medium. In addition to improved containerboard quality, research programs have provided improvements in printing processes. Furthermore, the need to meet the changing demands of customers’ automated packaging lines requires us to stay abreast of innovations in industrial processes.

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

In Western Europe, the top five producers represent about 46% of the total containerboard capacity. The level of consolidation varies significantly between grades. In the testliner market, which comprises approximately 80% of the containerboard market in Western Europe, the top five producers represent 43% of total capacity. The market for kraftliner is characterized by a greater degree of concentration, with the top four producers accounting for 82% of the total capacity. In the corrugated market, the top five leaders represent 51% of the total capacity (with the top four of these being the same as the top four in overall containerboard capacity).

Due to the high density and consequent easy transportability of paper and paperboard, the geographic market for kraftliner is worldwide. Because of the number and scale of recycled mills, the geographic market for testliner tends to be regional. The European market for containerboard is a pan-continental market, where inter-company trade in containerboard is commonplace. As corrugated containers can typically only be economically delivered over a relatively short distance of 250 to 300 kilometers (although deliveries can be and are made across national borders), the nature of market conditions and competition tends to be at a more local level. Each country in Latin America, with differing economic, political and currency profiles, represents a more distinct market than is the case in Europe.

Our principal competitors in the geographic regions in which we operate are listed in the table below:

Europe	Latin America
DS Smith plc	Cartonajes Estrella, S.A. de C.V.
Mondi Packaging Europe	Corporacion Durango, S.A. de C.V.
Sociedad Anonima Industrias Celulosa Aragonesa (SAICA)	Empresas CMPC, S.A.
Svenska Cellulosa Aktiebolaget (SCA)	Klabin S.A.

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

Environmental Issues

We are subject to a wide range of environmental laws and regulations. These requirements are complex, frequently changing and tend to become more stringent over time. We devote substantial resources to ensuring and monitoring compliance with environmental requirements. Despite these efforts, we cannot assure you that we have been or will be at all times in complete compliance with all such requirements or that we will not incur material costs or liabilities in connection with such requirements in the future.

Compliance with Environmental Regulatory Requirements

The most significant impact from environmental regulatory requirements on our operations relates to our paper and board mills, which constitute 42 of our 373 facilities. Our manufacturing processes result in discharges to water and emissions to air, and they can produce elevated noise levels. At the same time, most of our paper and board mills are recycled mills, and therefore do not handle black liquor (a by-product of certain wood pulping operations) or employ chlorine bleaching, which in each case can create additional environmental challenges. These integrated paper mills operate with their own combustion plants and they are in compliance with the regulations applying to such large combustion plants. Nonetheless, we are affected by increasingly stringent environmental regulations in the countries where we operate.

We are subject to the European Union’s Integrated Pollution Prevention and Control Directive (“IPPC”). The IPPC has, since its introduction, gradually been incorporated into national legislation, such that all installations must be covered by an IPPC permit before October 31, 2007, although some member states have negotiated an extended timetable beyond this date. We have obtained IPPC permits for most of our mills that require them, are in the process of obtaining such permits for the remaining mills which require them and are taking such actions as are necessary to meet the requirements set out under the new permits. IPPC or a similar multi-country regulatory regime is not applicable to our mills in Latin America. In this region, permit conditions reflect individual country regulations.

Stemming from the Kyoto Protocol, in February 2005, the EU Emission Trading Scheme (“ETS”) came into force. The European Union began emission trading for an initial three-year period (2005—2007) in advance of the commencement of the worldwide Emission Trading Scheme in 2008. Our European paper and board mills have received their carbon dioxide (“CO2”) allocation for the period 2005—2007. Each member state granted each mill an allocation according to their level of production and previous CO2 emission levels. At the end of 2006, the sum of CO2 emissions from our European mills was 16% lower than our allocation. The national allocation plan for the next period, 2008 to 2012, has already been sent to the EU Commission and, although we expect that a lower level of allowance will be granted to our operations, we believe that the allocation will sufficiently cover our CO2 emissions.

Environmental Contamination

We may also be held liable for releases of contaminants from our operations, or historical contamination that is discovered at our facilities or facilities that we have divested.

The IPPC program requires, as part of the permit process, that our European mills conduct “baseline” environmental investigations or otherwise provide information regarding the condition of the underlying soil and groundwater at most of our European mill sites as well as to set up appropriate provisions in case of leak malfunctions, momentary stoppages and definitive cessation of operations. While the purpose of providing such information is not to force a facility to clean up historical contamination that is identified, several member countries intend to review the results and, if significant contamination is detected, may issue orders to address the contamination. Thus, providing such information may result in our having to address contamination that is currently undetected at some of our mills. The cost of addressing the contamination, if necessary, will depend upon the extent of contamination detected and the required remedies, and therefore, cannot yet be determined at some of our mills. We may also be required to address contamination at any mills we decide to close or have sold in the past.

In October 2006, a notice of claim was received by a former Group subsidiary from a local County Administrative Board in Sweden requiring it to investigate and remediate an adjacent lake. This lake was polluted by local industry over a very long period of time. The subsidiary was in dialogue with the County Administrative Board over the past thirty years as some of its operations require operating permits under the local administrative code. The investigation is at a very preliminary stage.

In November 2002, we were notified by the Spanish Environmental Enforcement Agency, Seprona, that it had become aware of an accumulation of rain water mixed with manufacturing waste in the vicinity of our Sanguesa plant and that such concentration posed a potential environmental hazard. The rain water was removed and new procedures were put in place to prevent any recurrence. Three of our local managers have been imputed by the court for an offence against natural resources and the environment in respect of the matter. This case was adjourned for consideration on September 22, 2006 and a decision is expected in due course.

Raw Materials

OCC is the principal raw material used in our production of paperboard and is the essential component of recycled containerboard, one of the two main types of containerboard we produce, the other being kraftliner. Wood is the principal component used in the manufacture of kraftliner. We source most of our OCC supply on the open market; however, at December 31, 2006, we had 43 reclamation plants located in Europe and Latin America, the primary focus of which is sourcing fiber for our mills.

We have five mills in Europe for which wood pulp is the primary raw material. These are our three kraftliner mills, Facture in France, Nettingsdorfer in Austria and Piteå in Sweden, our semi chemical fluting mill in Štúrovo, Slovakia, and our Spanish sack kraft mill, Smurfit Nervion. In Europe, we generally procure virgin fiber through long-term relationships with third parties. While Nettingsdorfer, Piteå and Štúrovo purchase their wood fiber requirements on the open market, we co-operate with landowners to develop forest resources, primarily in the Aquitaine region of France, which facilitates the supply of wood fiber to Facture. We own a wood procurement business in Spain, which facilitates the supply of wood to our Nervion mill.

In Latin America, however, we source a significant proportion of our virgin fiber needs from our forestry operations, which are located in Colombia and Venezuela, where we own over 94,000 hectares (228,000 acres) and manage a further 6,000 hectares (15,000 acres). These plantations provide the local mills with a significant portion of their total wood fiber needs.

Increases in the price of recovered paper and virgin fiber as raw materials could result from a variety of factors. The prices we pay for these raw materials tend to be cyclical, subject to significant volatility, and vary on a regional basis.

The price of recovered paper, using OCC as a basis in Europe, has peaked dramatically twice in recent years—in June 2002 and in April 2003. In each case, a relatively low level of supply was matched with a relatively high level of demand, principally caused by increased demand from Asia. In the first case, the free-on-board price rose to over €150 per metric ton. Within a period of three months, supply and demand conditions leveled to return the price to around €100 per metric ton. In the second case, the spike was even more rapid with prices falling back to previous levels almost immediately. In 2004, the price per metric ton remained relatively stable, fluctuating by a total of €11 per metric ton, but ending the year at the same price as January. Similarly, in 2005, there was relative stability with the annual peak being €13 per metric ton ahead of the trough, and the price ending the year €5 per metric ton above the January price. In 2006, the price of OCC increased by around €10 per metric ton between April and May, and stayed at the higher level for the remainder of the year.

We believe that our available sources of OCC (including from our own reclamation activities) and virgin fiber will be adequate to supply our raw material needs for the foreseeable future.

The table below provides information on average European corrugated waste pricing per metric ton during and at the end of each year in the three year period from 2004 to 2006:

Free-on-Board OCC Price per Metric Ton

	As of and for the YearEnded December 31,
	2004	2005	2006
	(euro)
Price at the end of the period	55	57	67
Average price during period	59	58	63
Highest price during period	65	65	67
Lowest price during period	54	52	57

Segmental Information

We have identified reportable segments primarily on a geographic basis. In Europe, we have two reportable product segments: Packaging and Specialties. The operations in the Packaging segment are highly integrated and include a system of mills and conversion plants producing containerboard and corrugated containers. The primary products of the Specialties segment include specialty papers, solidboard, graphicboard, paper sacks and bag-in-box. The tables below set out the total sales, including internal sales, net sales and income (before taxes and equity minority interests), generated by our operations in each region in the last three years.

Segmental Analysis of Total Sales

	2004	2005	2006
	(€ million)	(€ million)	(€ million)
Packaging	4,256	4,339	7,615
Specialties	1,139	652	1,293
Europe	5,395	4,991	8,908
Latin America	1,090	1,221	1,350
Total Subsidiaries	€6,485	€6,212	€10,258

Segmental Analysis of Net Sales

Subsidiaries	2004	2005	2006
	(€ million)	(€ million)	(€ million)
Packaging	3,093	3,117	5,183
Specialties	1,009	531	978
Europe	4,102	3,648	6,161
Latin America	703	789	872
Total Subsidiaries	€4,805	€4,437	€7,033

Segmental Analysis of Income/ (Loss) (before taxes and equity minority interests)

	2004	2005	2006
	(€ million)	(€ million)	(€ million)
Packaging	152	130	339
Specialties	98	33	51
Associates	10	6	10
Europe	260	169	400
Packaging	118	114	128
Associates	3	1	1
Latin America	121	115	129
Unallocated center costs	(25)	(23)	(27)
Income before goodwill amortization,
interest and exceptional items	356	261	502
Share-based payments	(7)	(5)	(8)
Goodwill amortization	(38)	(30)	(66)
Group net interest	(286)	(244)	(343)
Loss from early extinguishment of debt	(6)	(105)	—
Share of associates’ net interest	(1)	(1)	(2)
Income/(loss) before exceptional items	18	(124)	83
Reorganization and restructuring costs	(39)	(25)	(196)
Impairment of property, plant and equipment	—	(45)	(31)
Impairment of advances to affiliates	—	—	(53)
Income / (loss) on the sale of assets and businesses	22	52	(23)
Income/(loss) before taxation	€1	€(142)	€(220)

Organizational Structure

Each of SKG plc, SKGL, SK Holdings, SKCL, SK Funding and SK Acquisitions are holding companies with no operations of their own. A listing of SKG plc’s principal subsidiaries is set out below.

Subsidiaries	Principal Activities	Country of Incorporation	Holding %
Carton de Colombia, S.A. Apartado Aereo 219, Cali, Colombia	Manufacture of paperboard and packaging products	Colombia	70
Carton de Venezuela, S.A. Apartado Aereo 609, Caracas, Venezuela	Manufacture of paperboard and packaging products	Venezuela	88
Grupo Smurfit Mexico, S.A. de C.V. Jaime Balmes, No. 11 Torre D. 7 Piso, Col. Los Morales Polanco 11510, Mexico D.F., Mexico	Manufacture of paperboard and packaging products	Mexico	100
Kappa Kraftliner AB SE-941 86, Piteå, Sweden	Manufacture of containerboard and holding company for operations in Sweden and other countries which manufacture specialty papers and packaging products	Sweden	100
Smurfit Kappa Nederland B.V. Dr. Holtroplaan 5, 5652 Eindhoven, The Netherlands	Holding company for Dutch operations which manufacture containerboard, solidboard and packaging products	The Netherlands	100
Nettingsdorfer Papierfabrik AG & Co KG A-4054 Nettingsdorf-Fabrik, Austria	Manufacture of containerboard and holding company for Austrian operations which manufacture corrugated board	Austria	100
Smurfit, S.A. Paque Saenz Pena 308—8th Floor, Buenos Aires, Argentina	Manufacture of paperboard and packaging products	Argentina	100
Smurfit Kappa Funding plc Beech Hill, Clonskeagh, Dublin 4, Ireland	Finance company	Ireland	100
Smurfit Deutschland GmbH & Co KG Tilsiter Strasse 144, 22047 Hamburg, Germany	Holding company for German operations which manufacture and sell paperboard and packaging products	Germany	100
Smurfit International B.V. Fred Roeskestraat 123, 1076 EE Amsterdam, The Netherlands	Principal international holding company	The Netherlands	100

Subsidiaries	Principal Activities	Country of Incorporation	Holding %
Smurfit Kappa International France S.A. 2 rue Goethe, 75116 Paris, France	Holding company for French operations whose activities are the manufacture and sale of paperboard and packaging products	France	100
Smurfit Kappa Investments UK Limited Darlington Road, West Auckland, Bishop Auckland, Co. Durham DL14 9PE, United Kingdom	Holding company for UK operations whose principal activities are the manufacture and sale of paperboard and packaging products	United Kingdom	100
Smurfit Kappa Ireland Limited Beech Hill, Clonskeagh, Dublin 4, Ireland	Manufacture and sale of paperboard and packaging products and printing	Ireland	100
Smurfit Nervion, S.A. B Arriandi s/n, 48215 lurreta, Vizcaya, Spain	Manufacture and sale of sack paper and holding company for Spanish, Portuguese and sack converting operations whose principal activities are the manufacture and sale of paperboard, packaging and paper sack products	Spain	99
Smurfit Kappa SISA, S.p.A Strada Serravalle 30, 15067 Novi Ligure (AL), Italy	Manufacture of paperboard and packaging products	Italy	90
Smurfit Kappa Treasury Funding Limited Beech Hill, Clonskeagh, Dublin 4, Ireland	Financial services	Ireland	100

Property, Plant and Equipment

Our manufacturing facilities are mainly spread across Europe and Latin America. Our paper and paperboard mills are our main assets. We believe that our facilities are suitable and adequate for our business purposes for the foreseeable future. At December 31, 2006, the net book value of our tangible fixed assets amounted to €3,399 million, of which €35 million related to capitalized leased assets.

The table below provides a regional summary of our facilities at December 31, 2006.

Facilities	Europe	Latin America	North America	Total SKG
Reclamation	17	26	—	43
Mills	31	11	—	42
Corrugated containers	178	28	—	206
Folding cartons	2	3	—	5
Paper sacks	12	5	—	17
Other conversion(1)	32	1	—	33
Other(2)	25	1	1	27
Total facilities	297	75	1	373

(1)          Other conversion includes solidboard packaging and other plants related to the corrugated business such as display and partitions.

(2)          Other includes plants related to various businesses such as bag-in-box, newspaper printing, publishing and wood products.

Item 4A.                Unresolved Staff Comments

Not applicable.

Item 5.                        Operating and Financial Review and Prospects

The following discussion and analysis is based on our consolidated financial statements, which are prepared in accordance with Irish GAAP. Our accounting policies are discussed in the notes to the consolidated financial statements. Irish GAAP differs in certain significant respects from U.S. GAAP. A description of the principal differences as they apply to SKG and reconciliations of net income for 2006, 2005 and 2004 and shareholders’ equity at December 31, 2006 and 2005 are set forth in Note 37 to the audited consolidated financial statements.

While the Merger of the former JSG and Kappa operations to form SKG has had a major impact on our financial structure, this was primarily evident in the consolidated balance sheet as of December 31, 2005. The impact of the Merger on the reported consolidated statement of operations for the year ended December 31, 2005 was limited, because the Merger was completed on December 1, 2005. In addition, the effect of including the former Kappa operations for one month in 2005 was offset by the absence of the principal Munksjö specialty operations for the year. However, the Merger did have a significant impact on the reported consolidated statement of operations for the year ended December 31, 2006.

Certain information in the review set forth below and elsewhere in this annual report includes forward-looking statements that involve risks and uncertainties. See “Disclosure Regarding Forward-Looking Statements” and Item 3 “Key Information-Risk Factors” for a discussion of important factors that could cause actual results to differ materially from the results described in the forward-looking statements.

General

SKG is the largest European-based integrated manufacturer of containerboard, corrugated containers and other paper-based packaging products. In terms of world market positions, SKG is the largest producer of corrugated containers, the second largest producer of graphicboard and the third largest producer of containerboard. Within the European corrugated container market, the merger combined JSG’s previous strong positions particularly in Western and Southern Europe with those of Kappa who were particularly strong in Northern and Eastern Europe. SKG is the leading European producer of containerboard and also has market leading positions, in both containerboard and corrugated in Latin

America. SKG’s operations span over 30 countries, with total capacity of approximately 6 million metric tons of both containerboard and corrugated. SKG is also a leading producer of solidboard, paper sacks and bag-in-box.

Our operations are organized and managed on the basis of two regions: Europe and Latin America. Prior to the sale of our Canadian subsidiary, Smurfit MBI, as part of an asset swap transaction with SSCC in 2003, we also had operations in the United States and Canada.

•       Europe.   Our European operations are spread across the major economies of Western Europe. Within Europe, our operations are divided into two segments: packaging and specialties. As restructured following the merger, our packaging segment consists principally of our containerboard and corrugated container operations. Our specialties segment consists primarily of our graphic and solid board businesses along with our paper sack (comprising the Nervion mill and the sack conversion plants) and bag-in-box operations. Through the creation of SKG we have extended the geographic spread of our packaging operations and significantly increased our presence in the European solid board market. Prior to the merger, we had earlier expanded our European presence through the asset swap transaction with SSCC in 2003, selling our 50% shareholding in Smurfit MBI as part of this transaction.

•       In late 2004, we agreed to sell Munksjö’s specialty paper and pulp operations with effect from January 1, 2005 and completed this sale in March 2005. While we retained the packaging operations, we also agreed to sell Munksjö’s tissue operations, the sale of which was completed in May 2005. Until the end of 2004, the décor base paper and other specialty papers produced by Munksjö formed part of our specialties segment while the tissue operations formed part of this segment until their disposal.

•       In June 2005, we completed the sale of assets comprising The K Club and the site of the former Clonskeagh, Dublin paper mill. The Munksjö specialty operations and The K Club are treated as discontinued for the year to December 31, 2005.

•       In October 2006, we completed the sale of the facilities required to be sold under the terms of the approval of the Merger by the EU Commission. European Union approval of the Merger was given in November 2005, subject to the disposal of eight facilities in Europe. These comprised Kappa’s two graphicboard mills in the Netherlands along with JSG’s Dutch solidboard mill and converting operation, four corrugated container plants (two in Sweden and two in Denmark) and a partition facility in Scotland. We received the cash proceeds in the fourth quarter of 2006 and recorded a loss of over €40 million (including a goodwill write-off of almost €10 million).

•       Latin America.   Our Latin American operations are located principally in Mexico, Colombia, Venezuela and Argentina. Since our initial investments in the late 1980’s, Latin America has contributed significantly to our earnings and cash flow. As in the case of our European operations, the main products are containerboard and corrugated containers, with most of the containerboard produced by the mills being sold to our own corrugated container plants.

The table below sets forth the actual net sales generated by our subsidiary operations in each region in the last three years:

	Years Ended December 31,
Region:	2004	2005	2006
	€000	€000	€000
Europe:
Packaging	3,093,484	3,117,403	5,183,095
Specialties	1,009,038	530,629	977,395
Total Europe	4,102,522	3,648,032	6,160,490
Latin America	702,560	789,297	872,223
Total	€4,805,082	€4,437,329	€7,032,713

Our European and Latin American operations accounted for approximately 88% and 12% respectively of our net sales for the year ended December 31, 2006.

We conduct our business primarily through wholly owned subsidiaries. Within SKG’s operations, however, there are several subsidiaries in which SKG’s ownership is less than 100% and in respect of which minority interests exist. For example, we own approximately 70% and 88% of the outstanding equity interests of our Colombian and Venezuelan subsidiaries, respectively.

In addition to the activities of our subsidiaries, we conduct our operations through a number of associated companies in which we hold minority interests. We account for these associated companies under the equity method of accounting. Accordingly, we include in our operating results our proportionate share (based on our ownership percentage) of the net earnings or losses of such associates.

Overview

We generate sales revenue principally through the sale of paperboard and paper-based packaging products. We sell our paper-based packaging products, primarily corrugated containers, to third party customers. Our paper mills sell the containerboard and other grades of paperboard they produce primarily to SKG-owned converting operations. We also sell containerboard and other grades of paperboard to third parties.

Key factors that impact our operating results are:

•       changes in demand;

•       changes in industry capacity;

•       the cost of recovered paper and wood;

•       recovery of paperboard price increases from our packaging customers;

•       changes in energy prices; and

•       certain currency exchange rate movements.

Demand for our products is generally driven by the level of economic growth and activity. Increased levels of economic growth and activity typically result in higher per capita use of packaging materials, both with respect to transportation of goods and consumer presentation. Because the markets for containerboard and packaging products in developed economies are generally mature, historically there has been a close correlation between general economic growth and demand for packaging products such as corrugated containers and, therefore, for their component materials such as containerboard. In contrast, less-developed economies, including those in Latin America and Eastern Europe, generally have a lower rate of per capita consumption of packaging materials and containerboard.

To a lesser degree, demand for containerboard and packaging products is affected by changes in their market prices. Significant increases in the price of containerboard and corrugated containers have, on some occasions, resulted in decreased demand as customers elect to purchase substitute products, such as returnable plastic containers, wooden crates or shrink-wrap.

Historically, prices for containerboard and packaging products have tended to be cyclical. This cyclicality has resulted from significant imbalances in supply and demand for paper. On the one hand, paper production capacity cannot be readily adapted to reflect changing market conditions, due to the capital intensity of paper production facilities and the long lead time between the planning and completion of a new paper mill. On the other hand, significant containerboard and corrugated container price cuts and inventory growth have resulted when capacity has exceeded demand. Many leading paper manufacturers have continued to react to reduced demand by taking downtime and by rationalizing high cost or inefficient capacity.

The profitability of our mills can be affected by the different characteristics of the markets for recycled containerboard and kraftliner. Because the primary raw material for the production of recycled containerboard is recovered paper, the price of which tends to fluctuate, our recycled containerboard mills can experience temporary increases and decreases in profits while earning a relatively stable margin over time. In contrast, the primary raw material for the production of kraftliner is wood, the cost of which is relatively more stable. As a result, our kraftliner mills can earn relatively strong margins during periods of high prices, but relatively lower margins when prices decline. Moreover, a relatively larger proportion of our kraftliner sales is made to third parties (in contrast to our recycled containerboard sales). Consequently, a change in the profitability of kraftliner has a more immediate impact on our operating results than recycled containerboard, which we primarily sell to our converting plants.

Our overall profitability is also affected not only by supply and demand for raw materials and our finished products, but also by the length of time it takes us to translate price increases in raw materials into prices we charge for third-party sales of containerboard and paper-based packaging products. To the extent our containerboard is sold internally, our profitability will only be affected by the ability to recover any price increases from third-party sales of paper-based packaging products.

The principal determinant of the cost of our paperboard products is recovered paper, which is used extensively in the manufacture of these products. An important driver of recovered paper prices is the balance of supply and demand for paper products in general. When the price of recovered paper begins to rise, paper and containerboard manufacturers attempt to raise their prices to preserve profit margins, which generally narrow as a result of increased raw material costs. It generally takes approximately two months for the mills to pass along their price increases to the paper-based packaging products manufacturers. In turn, the manufacturers of paper-based packaging products generally attempt to raise prices to recover containerboard cost increases. It generally takes approximately four months for these manufacturers to pass through their price increases.

In a down cycle, as recovered paper prices fall, manufacturers of paper and paper-based packaging products attempt to maintain prices. From our experience, our mills are able to maintain prices for between two and three months, while our paper-based packaging operations are able to maintain prices for between three and six months. As a result, the effect of price fluctuations on our mills and converting operations will vary, depending on the relevant point in the industry cycle. During periods of rising containerboard prices, our profitability is generally adversely affected. Conversely, during periods of declining containerboard prices, our profitability is generally positively affected.

Our production processes are energy intensive and, although certain of the kraftliner mills supply their own energy, our other activities are reliant upon third parties for the supply of their energy. Energy prices, in particular those of oil and natural gas, have significantly increased in recent years, with a corresponding increase in our production costs.

Given the wide geographic spread of our operations, we are exposed to currency rate fluctuations. Since the introduction of the euro on January 1, 1999, our exposure to fluctuations in exchange rates within the European Union has been reduced. However, the United Kingdom, Sweden, Norway, Denmark and Poland have not adopted the euro as their national currency. While the merger has increased our presence in these countries, it has also extended it into other countries outside the Eurozone such as the Czech Republic, Slovakia, Switzerland and Russia. Although, under Irish GAAP, the results of our operations in Latin America are reported in U.S. dollars, they are denominated in local currency meaning that fluctuations in the value of the those currencies against the U.S. dollar and, in turn, in the value of the dollar may have a significant effect on our operations and on our reported results in euro. A weaker U.S. dollar decreases and, conversely, a stronger U.S. dollar increases, the euro figures we report in our financial statements with respect to our Latin American operations. As a result, comparability of performance between financial periods can be significantly affected by fluctuations in the value of the U.S. dollar against the euro.

The relative strength or weakness of the U.S. dollar is also important for the European packaging industry, because U.S. containerboard prices tend to influence the world market. Movements in the U.S. dollar exchange rate may also have an effect on trading since a strong U.S. dollar tends to make U.S. exports less competitive. Conversely, a weak U.S. dollar over a sustained period has, in the past, resulted in lower sales into the United States by European manufacturers who ship products in corrugated containers, resulting in lower European demand for our containers. A weak U.S. dollar may result in additional competition in the European market from U.S. manufacturers that have an incentive to sell more products in Europe, due to increased European demand for the relatively lower-priced U.S. goods over higher-priced European goods. Therefore, the sustained strength of the euro relative to the U.S. dollar could adversely affect our operating results and financial condition.

Comparability of Periods

The Merger was accounted for as an acquisition of the Kappa operations by JSG. As at December 1, 2005, JSG was renamed Smurfit Kappa Group Limited (“SKG”). Accordingly, as reported for the year ended December 31, 2005, the consolidated results of SKG are made up of twelve months of JSG, plus the results of Kappa for the month of December 2005.

The Merger had a significant impact on the reported consolidated balance sheet of SKG as of December 31, 2005 and on the reported consolidated statement of operations for the year ended December 31, 2006. As a result, our consolidated financial information for the year ended December 31, 2006 differed significantly from our consolidated financial information for the year ended December 31, 2005, resulting in a significant impact on the period-to-period comparisons.

Results of Operations

The following table sets forth each category of our consolidated statement of operations data, expressed as a percentage of net sales for the years ended December 31, 2006, 2005 and 2004:

	Years ended December 31,
Consolidated Statement of Operations Data	2006	2005	2004
Net sales	100.0%	100.0%	100.0%
Cost of sales	72.0%	72.6%	72.3%
Impairment of fixed assets	0.4%	1.0%	—
Gross profit	27.6%	26.4%	27.7%
Net operating expenses	21.9%	22.0%	21.0%
Reorganization, restructuring and other exceptional costs	3.6%	0.6%	0.8%
Operating income—subsidiaries	2.1%	3.8%	5.9%
Share of associates’ operating income	0.1%	0.1%	0.2%
Total operating income	2.2%	3.9%	6.1%
(Loss)/profit on sales of assets and businesses	(0.3)%	1.2%	0.5%
Net interest	(4.9)%	(5.5)%	(6.1)%
Exceptional debt issue costs	—	(2.4)%	—
Other financial expense	(0.1)%	(0.3)%	(0.3)%
Income before taxes and equity minority interests	(3.1)%	(3.1)%	(0.2)%
Taxes on income	(0.6)%	(0.5)%	(0.6)%
(Loss) before equity minority interests	(3.7)%	(3.6)%	(0.4)%
Equity minority interests	(0.2)%	(0.4)%	(0.3)%
Net (loss) available to ordinary shareholders	(3.9)%	(4.0)%	(0.7)%

Comparison of Year Ended December 31, 2006 and Year Ended December 31, 2005

Net Sales.   Net sales from continuing operations amounted to €7,033 million in the year to December 2006 compared to €4,412 million in 2005, with the year-on-year increase of €2,621 million primarily reflecting the inclusion of the former Kappa operations for an additional eleven months in 2006. While these operations added over €2,570 million to net sales, other movements were relatively modest, with the positive impact of currency movements, primarily in Latin America, being more than offset by the negative impact of disposals and, to a lesser extent, plant closures.

Disposals and plant closures reduced net sales in 2006 by €37 million. The disposals primarily comprised those operations sold in 2006 under the terms of the approval of the Merger by the EU Commission. Plant closures had a limited impact on net sales, because the containerboard mills that were closed in 2006 had been fully integrated with our corrugated plants.

The positive currency movement in 2006 increased net sales by €49 million. This currency move arose primarily in Latin America as a result of the general appreciation of the local currencies, particularly the Colombian peso, in the countries in which we operate. The exception to this trend was the Venezuelan Bolivar which has a fixed exchange rate against the U.S. dollar.

The performance of our regional operations excluding the former Kappa operations increased  modestly, with the increase arising primarily in Latin America. Comparable sales revenue in Europe was broadly unchanged year-on-year, where the sales growth in the latter part of the year was offset by lower revenue in the six months ended June 30, 2006.

Including the sales of over €25 million generated by Munksjö’s tissue operations and The K Club, net sales amounted to €4,437 million in total in 2005.

Primarily as a result of the Merger, net sales from our European Packaging operations at €5,183 million in 2006 were significantly higher than in 2005. The inclusion of the former Kappa operations for an additional eleven months in 2006 added €2,110 million in net sales. Although overall corrugated volumes were flat year-on-year on a comparable basis, volumes within the former JSG operations were lower as a result of the negative impact of plant closures during 2006. With improving selling prices during 2006, however, average corrugated prices were approximately 2% higher than in 2005. Comparable containerboard volumes were lower year-on-year in both the kraftliner and recycled mills. However, with the benefit of higher selling prices, sales revenue in the mills was higher in 2006 than in 2005. Kraftliner volumes were approximately 3% lower overall in 2006, primarily because of the impact of the partial shut-down at our Facture mill in France in order to facilitate the upgrade of its white-top machine. The decrease in our recycled containerboard arose mainly as a result of mill closures during the year.

The Merger also had a significant impact on our Specialties segment. The inclusion of the former Kappa operations for an additional eleven months in 2006 accounted for €460 million of the net sales of €977 million reported in 2006. Net sales of €531 million in 2005 also included the contribution of €25 million from the discontinued operations. The year-on-year increase mainly reflected sales growth in our graphic board mills and in our bag-in-box business.

In total, net sales by our European operations amounted to €6,160 million in 2006 compared to €3,648 million in 2005.

Latin American sales as reported in euro terms increased by over 10% to €872 million in 2006 from €789 million in 2005. With market conditions generally good across the region, our overall volumes and selling prices were higher than in 2005. Currency movements had a positive impact on reported sales revenue of approximately €45 million.

INCOME BEFORE INTEREST EXPENSE AND TAXES

With higher net sales in 2006, cost of sales increased also while representing 72.0% of net sales compared to 72.6% in 2005. The lower ratio in 2006 reflects the benefit of improved selling prices year-on-year although this was partly offset by the impact of cost increases, primarily in energy and energy related costs. In addition, we benefited from the relative stability of the average cost of recovered paper (the primary raw material for our recycled containerboard mills) and from the impact on overall costs of the synergies resulting from the Merger.

Following increases in 2005, energy costs, particularly in Europe, continued to rise for much of 2006, before easing towards the end of the year. We faced higher costs for gas and electricity, the two main elements of our energy requirements, although the full exposure to market prices was reduced through the operation of medium-term contracts that had been entered into at a time of generally lower energy costs. Total energy costs amounted to over €502.0 million in 2006 compared to €302.6 million in 2005. Energy costs in the former Kappa operations in the eleven months to November 2005 amounted to €157.1 million. Energy costs are net of credits from CO2 certificate sales, which amounted to €11.5 million and €2.2 million in 2006 and 2005, respectively.

Our gross profit was also impacted by an asset impairment charge of €31.3 million in 2006, primarily in respect of facilities closed during the year, and an asset impairment charge of €45.2 million in 2005.

The asset impairment charge of €31.3 million in 2006 related to property, plant and equipment, primarily in Europe. Within the Packaging segment, a total of €21.1 million related both to plants which had been closed in 2006, such as the French recycled containerboard mills and the Wiesloch mill in Germany, and to plants targeted for restructure or closure. Within the Specialties segment, €9.2 million related to the restructuring of our Dutch solidboard mills and the resultant impact on the value of the underlying property, plant and equipment. The €45.2 million charged in 2005 related mainly to our

Packaging operations and to the write down in asset values of those plants which we expected to close in 2006 such as the four French recycled containerboard mills and to a number of corrugated container plants in the United Kingdom.

Net operating expenses, comprising selling and administration costs as well as distribution costs, at €1,542.2 million were higher in 2006 primarily as a result of the increased scale of the Group following the Merger. Net operating expenses were impacted by the inclusion of the expenses within the former Kappa operations and for the impact of disposals, closures and currency fluctuations. The increase was partially offset by lower comparable distribution costs in Europe through a combination of lower volumes and post-merger synergies. Although higher in absolute terms, net operating expenses represented 21.9% of net sales in 2006, compared to 22.0% in 2005 as a result of the positive impact on sales revenue of higher average selling prices in 2006.

Income before intangible assets amortization, interest, exceptional items and taxation in 2006, of which the former Kappa operations accounted for €178.6 million, amounted to €501.9 million compared to €260.6 million reported in 2005. Reflecting the much improved result in the second half of the year, our earnings in 2006 were higher than in 2005 in both Europe and Latin America. While the profitability of our European operations was lower year-on-year in the six months ended June 30, 2006, this shortfall has been more than reversed by the improving earnings in the second half of the year, which in turn reflected the positive impact on mill earnings of higher selling prices and the progress being made in recovering these increases in higher corrugated container prices.

As a result of the increases implemented during 2006, average containerboard prices were considerably higher than in 2005. Although the benefit was partly offset by higher energy costs and by lower volumes, reflecting the mill closures effected earlier in the year, the profitability of our mills was much improved year-on-year. While the higher containerboard prices have put pressure on the margins within the corrugated operations, we made further progress during the fourth quarter in recovering these increases through higher corrugated container prices. Reflecting this progress, average corrugated prices were 2% higher than in 2005.

For our European Packaging operations, the profit for the year to December 31, 2006 was €338.7 million, including the contribution of €165.6 million from the former Kappa operations, compared to 2005’s €129.5 million. Significantly higher mill earnings also contributed to the increase in profits, despite the negative impact of higher energy costs, and reduced earnings from our corrugated operations.

The profit generated by our Specialties operations in 2006 was €51.2 million, including the contribution of €13.0 million from the former Kappa operations, compared to €33.2 million in 2005, which included the negative earnings generated by The K Club, and to a lesser extent, Munksjö tissue prior to their disposal during the second quarter of 2005. The year-on-year growth in segmental earnings arose primarily in our bag-in-box business.

Our Latin American operations continued to perform relatively well in 2006 with profits of €128.2 million compared to €114.0 million in 2005. The year-on-year increase of €14.2 million equated to 12.5%. Although currency movements had an overall positive impact on the year-on-year result, this was relatively modest, while the underlying growth in earnings was approximately 11.7%. While the country results varied, the year-on-year growth in profitability arose mainly in Colombia, reflecting strong economic growth, but also in Mexico and Venezuela. Earnings were lower, however, in Argentina where volumes have been adversely affected by extremely competitive market conditions.

In addition to the impairment charge of €31.3 million in respect of property, plant and equipment, exceptional items in 2006 included reorganization, restructuring and other costs of €196.6 million, a charge of €52.8 million in respect of the impairment of advances to affiliates and a net loss of €22.9 million on the sale of assets and businesses.

The total of €196.6 million comprised reorganization and restructuring charges of €174.0 million and €22.6 million in respect of the cost of settling the legal issues relating to our corrugated container plant in the Dominican Republic. The reorganization and restructuring charges in 2006 related to the significant rationalization program we undertook following the Merger.

This program involved the restructuring of our European paper mills and converting plants and the rationalization of the head-office function. The objective of this program was to fully integrate the combined operations, thereby achieving the synergistic benefits of the Merger. The program included the closure of a number of relatively high-cost containerboard mills, which primarily served our own corrugated container plants, where the requirements of those plants could be better met by other mills in the combined system. The removal of this tonnage also had a positive impact on the overall supply/demand balance in the market, underpinning the positive pricing momentum achieved in 2006.

Of the total of €174.0 million charged in respect of reorganization and restructuring costs in 2006, €159.4 million (including €10.4 million in respect of the former Kappa head office in Eindhoven) and €14.6 million arose in the European packaging and specialties segments respectively. Within the packaging segment, a total of €29.9 million was charged in respect of the closure of four recycled containerboard mills in France and one in Sweden, with a further €9.9 million in respect of the closure of the Wiesloch mill in Germany. In addition, €20.0 million was charged in respect of the coated-paper machine at the Townsend Hook mill in the United Kingdom, with the mill now producing only containerboard. Within our European corrugated operations, restructuring costs of €25.1 million arose in the United Kingdom, primarily in respect of the closure of the Nelson and Chelmsford plants, and €12.6 million in France, primarily in respect of the closure of the Cevennes and Gravelines plants. Other costs arose across the packaging operations, with provision being made for certain closures planned for the first half of 2007. Within our specialties operations, the reorganization and restructuring costs of €14.6 million in total included €8.6 million in respect of the closure of a solidboard mill in the Netherlands and €2.2 million in respect of the closure of our paper sack plant in the United Kingdom.

Reorganization and restructuring costs in 2005 amounted to €25.1 million and arose in Europe, relating mainly to the closure of the Clonskeagh mill in Ireland and the Cevennes and Gravelines corrugated container plants in France.

INTEREST EXPENSE AND TAXES

Group net interest at €343.0 million for the year was considerably higher in 2006 than in 2005 as a result of the increased level of debt following the Merger. In addition to the net interest charge of €244.6 million in 2005, we reported a loss of €104.7 million in respect of the early extinguishment of debt.

After other financial expense of approximately €9.1 million, which represents the interest element of our post retirement benefit costs, the result before taxation was a loss of €220.1 million in 2006 compared to a loss of €142.0 million in 2005. The accounting tax charge amounted to €37.3 million compared to €21.6 million in 2005.

Equity minority interests amounted to €14.5 million in 2006 compared to €18.8 million in 2005 and arose mainly in Latin America. The year-on-year decrease reflected higher minority interests in Latin America as more than offset by a reduced level in Europe. After minorities, the net loss for 2006 was €271.9 million compared to €182.4 million in 2005.

Comparison of Year Ended December 31, 2005 and Year Ended December 31, 2004

Net sales. Net sales from continuing operations at €4,412 million in 2005 were 3.1% higher than in 2004, primarily as a result of the inclusion of €200 million in respect of the former Kappa operations for the month of December 2005. Without this contribution, net sales in 2005 decreased slightly, reflecting the impact, primarily on average selling prices, of weak market conditions in Europe. Allowing for the impact of additions, disposals and closures as offset by a positive currency move, the underlying movement in net sales was an overall decrease of €70 million. The positive currency move in the year arose in Latin America mainly as a result of the strong appreciation of the Colombian Peso in 2005 as offset by the reduced value of the Venezuelan Bolivar following its devaluation in March 2005. Within Europe, currency movements had a marginal impact in overall terms. While the euro was stronger against Sterling and the Swedish Krona, the impact was largely offset by the positive effect of a relative strengthening in the Norwegian and Polish currencies against the euro in 2005.

Including the sales of €25 million generated by Munksjö’s tissue business and The K Club prior to their disposal, net sales in total amounted to €4,437 million in 2005. Including the sales of €527 million generated by Munksjö’s specialty operations and The K Club, net sales in total amounted to €4,805 million in the year ended December 31, 2004.

With the impact of the disposal of Munksjö’s specialty operations and The K Club outweighing that of the inclusion of the sales generated by Kappa’s operations in December 2005, net sales from our European operations decreased from €4,103 million in 2004 to €3,648 million in 2005.

Net sales from our European Packaging operations were €3,117 million in 2005 compared to €3,093 million in 2004. The increase reflects the inclusion of the sales of Kappa’s packaging operations, without which the year-on-year move would have been a decrease of €141 million. With overall containerboard and corrugated volumes within the continuing operations of the former JSG flat year-on-year, the decrease in net sales reflects the impact of lower average selling prices in 2005 for our principal products.

Kraftliner volumes in the former JSG were 2% lower in 2005 than in 2004. This decline in volumes, coupled with lower prices and rising input costs, negatively impacted the financial performance of the kraftliner operations. Recycled containerboard volumes (excluding mills closed or sold) in the former JSG were unchanged in 2005 on 2004 levels, although paper prices declined year-on-year. Paper price increases, of €50 per metric ton on kraftliner and recycled, were partially implemented in the fourth quarter of 2005 in an attempt to commence the recovery of rising input costs; specifically energy prices. Nevertheless, given that price increases were implemented in the latter part of 2004 also, average containerboard prices were lower year-on-year in 2005. Corrugated volumes in the former JSG in 2005 were unchanged on 2004 levels but selling prices declined on 2004 levels reflecting the weakness in paper prices throughout the year.

In Specialties, the decrease in net sales arose primarily as a result of the absence in 2005 of Munksjö’s specialty operations (except for the relatively small tissue business in the early part of the year) although the Kappa operations added approximately €35 million in net sales.

Latin American sales as reported in euro terms increased by 12% to €789 million in 2005 from €703 million in 2004. While part of the increase came from the presence in 2005 of Smurfit Chile and the recently acquired sack plants in Ecuador and Costa Rica, it mainly reflects the underlying strong performance of the operations. Given the general appreciation of the local currencies against the euro in 2005, there is also a positive currency element in the year-on-year move. On a comparable basis, the real growth in sales revenues in the region was approximately 7% and reflects primarily overall higher sales volumes in 2005 although conditions varied from country to country.

INCOME BEFORE INTEREST EXPENSE AND TAXES

With sales revenue lower in 2005, cost of sales decreased also while representing 72.6% of net sales compared to 72.3% in 2004. The slightly higher percentage in 2005 results mainly from lower average selling prices and from the impact of higher costs such as energy. Gross profit in 2005 was €1,169.4 million, after an asset impairment charge of €45.2 million, compared to €1,331.8 million in 2004. The charge was in respect of the write down in asset values of those plants which we were expecting to close during 2006.

Net operating expenses, which consist of selling and administration expenses as well as distribution costs, decreased by 3.4% to €982.4 million in 2005 from €1,017.7 million in 2004. The decrease of €35.3 million resulted mainly from net disposals with the impact of the inclusion of the former Kappa operations for one month being more than offset by that of the Munksjö disposal. Net operating expenses were also impacted by currency fluctuations. Although lower in absolute terms in 2005, net operating expenses represented 22.0% of net sales compared to 21.0% in 2004 with the increase driven primarily by the change in our overall sales mix following the disposal of Munksjö specialties.

Profit before goodwill amortization, interest, exceptional items and taxation amounted to €260.6 million in 2005 compared to €356.0 million in 2004. The shortfall on 2004 arose primarily within Europe and reflected the generally weak market conditions faced by our Packaging operations. Although weak demand conditions affected certain of our businesses within Specialties, the absence of Munksjö’s specialty operations was the underlying reason for the large decrease in the profitability of this segment.

While our Latin American operations generally performed well in 2005, the overall profitability of the region was adversely affected by a decline in Venezuela and, to a lesser extent, by the effect of the relative strength of the euro in 2005. Following a strong result in 2004, lower profits were expected in Venezuela in 2005 reflecting changes to market conditions as a result of increased competition from imports and the devaluation of the Bolivar in March 2005. This decline was more than offset, however, by higher profits in Colombia and, despite a slowdown in the latter part of the year, in Mexico.

Exceptional items in 2005 comprised disposal gains of €52.6 million net of reorganization and restructuring costs of €25.1 million and impairment of property, plant and equipment of €45.2 million. The principal disposal in 2005 was that of Munksjö’s specialty operations, which were sold in two separate transactions with a combined gross gain of approximately €30 million (after the write-off of goodwill relating to the operations sold). Other gains arose in relation to the sale of The K Club (including the Clonskeagh mill site) and the Voghera mill. The reorganization and restructuring costs arose in Europe with the largest charges relating to the closure of our Irish mill and to two of our French corrugated plants.

In 2004, exceptional items amounted to €17.2 million and comprised reorganization and restructuring costs of €39.4 million net of disposal gains of €22.2 million. The reorganization and restructuring costs arose mainly in the fourth quarter with the largest charges relating to the Cordoba mill in Spain and to Tamworth corrugated and Witham cartons in the United Kingdom. In addition to the Botanic Road property, the disposal gains related to the sale of surplus property in Italy and Spain and to the disposal of an investment in a French associate.

INTEREST EXPENSE AND TAXES

Group net interest in 2005 was €244.6 million (before the €104.7 million loss from early extinguishment of debt) compared to €285.3 million (before the €5.7 million loss from early extinguishment of debt) in 2004. The year-on-year decrease arose primarily as a result of lower net borrowing in 2005 with the uplift as a result of the merger affecting only the month of December. Neither currency nor rate had any real impact on the move other than through the redemption earlier in the year of the relatively high cost original PIK debt.

With the pay down of the original PIK debt in February 2005, our PIK interest charge was €33.0 million lower year-on-year while our cash interest was marginally higher due to the switch between non-cash and cash interest as a result of redeeming the PIK and movements in our level of net borrowing. Prior to the completion of the Merger in December, our net borrowing level had fallen during 2005 as a result of our asset sales, principally Munksjö specialties and The K Club, but this trend was reversed with the significant increase in December as a result of the Merger. With significant accelerated write-offs of debt issue costs (included within the loss from the early extinguishment of debt), the amortization charge was also lower in 2005.

The loss of €104.7 million from the early extinguishment of debt arose mainly as a result of our refinancing and debt reduction activities during 2005. We incurred costs of €76.4 million in the first quarter of 2005 as a result of the February refinancing and the subsequent repayment of debt with the Munksjö and The K Club proceeds. The early pay down of the original PIK debt, following the refinancing, resulted in the write-off of €13.5 million in deferred debt issuance and other costs as well as cash costs of €53.0 million, primarily the cash premium paid for early redemption. In addition, we wrote off debt issuance costs of €9.9 million in respect of the debt repaid with the Munksjö proceeds. We wrote off a further €4.0 million in the second quarter in respect of the debt repaid with The K Club proceeds and €24.2 million in the fourth quarter as a result of the early pay down of some debt in the former JSG as part of the financing of the Merger.

After other financial expense of €13.3 million, the result before taxation in 2005 was a loss of €142.0 million compared to a profit of €1.4 million in 2004. The other financial expense represents the difference between the expected return on pension scheme assets and the interest cost of pension scheme liabilities and is disclosed in accordance with FRS 17—“Retirement Benefits”.

The tax charge amounted to €21.6 million in 2005 compared to €27.0 million in 2004. As in 2004, when we had the benefit of the Dutch tax refund following the Bosal judgment, we benefited from tax credits in certain countries in 2005. Our overall effective accounting tax rate is adversely affected by the presence of items not allowable for tax (such as the goodwill amortization). Where profits are low, these add-backs have a significant impact on our overall effective tax rate resulting in a significant charge despite a reported loss before taxation.

Equity minority interests amounted to €18.8 million in 2005 compared to €16.1 million in 2004 and arose mainly in Latin America. After minorities, the net loss for 2005 was €182.4 million compared to €41.7 million in 2004.

Liquidity and Capital Resources

Historical Cash Flow

Summary cash flows for the years ended 2006, 2005 and 2004 are set out in the following table:

	Year Ended December 31, 2006	Restated(1) Year Ended December 31, 2005	Restated(1) Year Ended December 31, 2004
	€ Million	€ Million	€ Million
(Loss) before tax—subsidiaries	(230)	(148)	(10)
Exceptional items	158	(44)	1
Impairment of fixed assets	31	45	—
Depreciation and depletion	364	240	263
Goodwill amortization	66	29	38
Non cash interest expense	11	70	68
Refinancing costs	—	53	—
Share-based payments	8	5	7
Working capital change	(75)	59	43
Current provisions	(23)	(14)	(1)
Capital expenditure	(345)	(192)	(206)
Change in capital creditors	36	(5)	7
Sale of fixed assets	25	18	34
Tax paid	(42)	(43)	(37)
Dividends from associates	4	3	3
Other	(35)	(14)	(23)
Free cash flow	(47)	62	187
Investments	(34)	(207)	(6)
Sale of businesses and investments	16	326	3
Dividends	(7)	(6)	(6)
Debt issue costs	—	(98)	(6)
Acquisition costs and fees	(4)	(4)	(3)
Transfer of cash from affiliates	2	10	13
Refinancing costs	—	(53)	—
Net cash (outflow) / inflow	(74)	30	182
Net (debt)/cash acquired/disposed	1	(1,805)	—
Munksjö inter-company debt repaid	—	157	—
K Club inter-company debt repaid	—	92	—
EU disposals inter-company debt repaid	28	—	—
Non-cash interest accrued	—	(12)	(45)
Currency translation adjustments	48	(73)	40
Decrease/(increase) in net borrowing	€3	€(1,611)	€177

(1)          The financial statements have been restated to reflect the impact of implementing FRS 20 ‘Share-based Payments’ as set out in Note 2—Summary of Accounting Policies.

Free Cash Flow.   We use the non-GAAP financial measure of “free cash flow” as a measure of operating performance and as a measure of liquidity. EBITDA is our primary measure of operating performance, and we use free cash flow to measure cash flows associated with EBITDA. Free cash flow is used by management to assess and understand our sources and uses of cash and to identify underlying trends in our business. Free cash flow is used by management to assess our ability to generate cash flow to reduce debt and invest in our business.

We believe that this financial measure is important to help us monitor and communicate to investors our efforts as it shows the cash inflows and outflows from our operating activities, distinguishing them from cash inflows and outflows arising from acquisition and disposal activities. The format of this simplified cash flow statement was developed in response to comments received from the users of our financial statements, primarily lenders and analysts, who stated that the Irish GAAP cash flow statement included in our financial statements was not user friendly and did not match the models they used for investment decisions.

We define free cash flow as income before tax adding back non-cash expenses which are depreciation, amortization, depletion and impairment of assets and non-cash interest; deducting capital expenditure and adding cash inflows in relation to the purchase or sale of items of property, plant and equipment; deducting corporate taxes paid; adding or deducting the decrease or increase in working capital; other, less significant, items are mainly related to changes in other long term liabilities relating to employee postretirement and profit sharing benefits, and dividends received from associates. In addition we adjust for refinancing costs expensed to enable us to show total outflows from refinancing activities (including outflows capitalized as intangible assets) as a single line item in the financing section of the cash flow statement. Similarly, we adjust for the gain or loss on the disposal of businesses to enable us to show the total sale proceeds in the financing section of the cash flow statement.

You should not consider free cash flow in isolation or as a substitute for cash flow from operating activities. In addition, it may not be comparable to similarly described measures used by other entities, as not all companies and analysts calculate this non-GAAP measure in the same way. A reconciliation between net income/ (loss) and consolidated statement of cash flows to free cash flow is set out on page 59 of this report.

Comparison of Year Ended December 31, 2006 and Year Ended December 31, 2005

The 2006 twelve months cash flow combines the full twelve month cash flows for JSG and Kappa. As the merger was completed on December 1, 2005, the twelve months comparative cash flow includes Kappa for the month of December 2005 only.

Free cash flow, for the twelve months to December 2006 was a net outflow of €47 million compared to a net inflow of €62 million in the same period in 2005. Although the loss before tax was significantly higher in 2006, this was strongly driven by exceptional costs of €281 million, a larger part of which were either non-cash or unpaid at the end of the year, and higher charges for depreciation and amortization (reflecting the enlarged scale of the Group) which are added back to arrive at free cash flow. Exceptional items in 2006 comprised reorganization, restructuring and other costs of €197 million, asset impairment charges of €84 million in total and a net loss of €23 million on the sale of assets and businesses. In 2005, the impact of exceptional items was less pronounced with reorganization and restructuring costs of €25 million and asset impairment charges of €45 million, partly offset by disposal gains of €53 million, mainly from the sale of Munksjö’s specialty operations and The K Club. In addition, however, the loss before tax in 2005 reflected the loss from the early extinguishment of debt of €105 million. This loss in turn is added back in arriving at free cash flow, partly as the refinancing costs of €53 million and partly within the non-cash interest expense of €70 million.

In cash terms, the net cash outflow after the add-backs for exceptional items and the loss in 2005 from the early extinguishment of debt is broadly similar in both years. Consequently, the negative swing of free cash flow in 2006 of €109 million arises mainly as a result of increased capital expenditure and a working capital outflow in 2006 compared to an inflow in 2005.

The inflow of €158 million for exceptional items for the twelve months to December 2006 related primarily to the reclassification of the unpaid element of the reorganization and restructuring costs to current provisions and deferred creditors. It also includes €53 million of a non-cash impairment of advances to affiliates along with the net loss on disposals, which is transferred to sale of businesses and investments. The outflow in 2005 related primarily to the transfer of disposal gains to the sale of businesses and investments and sale of fixed assets.

The impact of the Merger is seen in the figures for depreciation and amortization of intangible assets, which are considerably higher in 2006 than in 2005. Capital expenditure at €345 million in 2006 represented approximately 95% of depreciation compared to 80% in 2005 as a result of major strategic projects. Despite the increased scale of the Group, tax payments were similar year-on-year.

Working capital increased by €75 million in 2006, having decreased by €59 million in 2005. Working capital amounted to €474 million at December 2006, representing 6.7% of annualized net sales compared to 7.4% at December 2005.

Financing and investment activity in 2006 included the payment of the deferred consideration of €34 million to the former Kappa shareholders, which was partly offset by the proceeds from the sale of businesses and investments, primarily in respect of the operations sold as agreed with the E.U. merger control authorities. Together, the free cash outflow of €47 million and the financing and investment usage of €27 million resulted in a total net cash outflow of €74 million in 2006 compared to €30 million in 2005.

Financing and investment activity in 2005 of €32 million included payments of €204 million to the former Kappa shareholders, the refinancing costs of €53 million and the issue costs of €98 million in respect of new debt, primarily in respect of the Merger. Approximately €10 million of the debt issuance costs arose in the first quarter in respect of the new senior notes. The €53 million of refinancing costs comprised the €51 million premium paid for the early redemption of the original PIK debt together with waiver fees of approximately €2 million. These outflows were offset in part by the disposal proceeds of €326 million which included €298 million in respect of the sale of Munksjö’s operations and €23 million in respect of the K Club. Together, the free cash inflow of €62 million and the financing and investment usage of €32 million resulted in a total net cash inflow of €30 million.

The net cash outflow of €74 million in 2006 is reduced by inter-company debt repaid of €28 million and the net debt of €1 million in respect of the E.U. disposals and a currency inflow of €48 million resulting in a decrease in net borrowing of €3 million. In 2005, although the net cash inflow of €30 million is increased by inter-company debt repaid of €157 million and €92 million in respect of Munksjö and The K Club respectively, this was offset by the net borrowing acquired as a result of the Merger and by the add-back of non-cash interest and currency. The overall result in 2005 was an increase in net borrowing of €1,611 million.

A positive currency adjustment on net debt of €48 million arose in 2006 primarily because of a relative strengthening of the euro against the U.S. dollar during the year. Moves in the European currencies had a limited impact. In comparison to a year-end 2005 rate of US$ 1.18, the euro strengthened to US$ 1.317 at the end of December 2006. Conversely, we reported a negative currency adjustment of €73 million in 2005 as a result of a weakening of the euro from US$ 1.36 at December 2004 to approximately US$ 1.18 at December 2005.

Net borrowing in SK Funding amounted to €4,503 million (€4,521 million including capital leases of €18 million) at December 2006 compared to €4,507 million (€4,530 million including leases) at December 2005.

Comparison of the Year Ended December 31, 2005 and Year Ended December 31, 2004

Free cash flow for year ended December 31, 2005 was €62 million compared to €187 million in 2004. Although our loss before taxation was higher in 2005, much of the increase arose from charges, such as the refinancing costs and the impairment of fixed assets, which are added back in arriving at free cash flow. The reduction in free cash flow in 2005 versus 2004 arises mainly due to lower pre-tax profits, lower proceeds from the sale of fixed assets and higher tax payments. On the other hand, outflows such as capital expenditure and other outflows were lower in 2005.

The outflow of €44 million for exceptional items represents the reclassification of the disposal gains of €53 million net of the inflow of approximately €9 million in non-cash reorganization and restructuring costs. While the larger gains relate to the sale of businesses and investments and are transferred to the investment and financing section of the cash flow, the gains made on property disposals are reclassified to sales of fixed assets. Proceeds from the sale of fixed assets in turn related mainly to the properties sold in both Norway and Mexico. The reclassification of exceptional items in 2004 related mainly to the profit on the sale of the Botanic Road site, which is reported within sales of fixed assets, offset by the reclassification of non-cash  reorganization and restructuring costs.

Our interest charge in 2005 included the refinancing costs of €53 million, which are reclassified within the cash flow to financing and investment activity. The non cash interest expense in 2005 at €70 million was broadly unchanged from 2004 though the composition was somewhat different. 2005 includes €46 million in respect of the accelerated write-off of debt issue costs, €8 million in respect of the PIK, together with the normal write-off of debt issue costs. In 2004, the add-back of €68 million comprised mainly the normal write-off of debt issue costs and the PIK interest charge.

At €192 million, our capital expenditure was lower than in 2004, with a reduced level of expenditure in JSG’s continuing operations being partly offset by an uplift reflecting the presence of Kappa operations in 2005, and the absence of Munksjö specialties. For 2005, capital expenditure at €192 million represented 80% of depreciation, compared to 79% in 2004.

Our depreciation and goodwill amortization charges in 2005 reflect an adjustment to the balances determined by the fair value exercise following the privatization of the Group in 2002. As a result, the goodwill amortization charge in 2005 was significantly reduced while the depreciation charge was increased, thereby masking, in part, the impact of the absence of Munksjö’s specialty operations in 2005.

Working capital decreased by approximately €59 million in 2005 with lower debtors and, to a lesser extent, stocks offset by lower creditors. In 2004, despite an increase in debtors, working capital decreased by €43 million due to an increase in creditors and, to a lesser extent, a decrease in stocks. As a percentage of annualized net sales (adjusting for the impact of Kappa’s sales being included for December only), working capital of €502 million at December 2005 represented 7.4% compared to 7.5% at December 2004.

Cash tax payments in 2005 were €43 million compared to €37 million in 2004 when we had the benefit of the Dutch tax refund of approximately €20 million as a result of the Bosal judgment. Allowing for this refund, our tax payments in 2005 are considerably lower than in 2004. The year-on-year reduction reflects in part the absence of Munksjö’s specialty operations, which generated relatively high tax charges and payments, and the benefit of various initiatives taken in 2004 to reduce our liabilities in countries such as Italy and Germany. In addition, we received a tax credit in Mexico as a result of a successful court case.

Financing and investment activity in 2005 of €32 million reflected payments to former Kappa shareholders which more than offset the proceeds arising from the sale of assets, primarily the Munksjö operations and The K Club. The total proceeds received from the sale of the Munksjö operations was €455 million, €298 million of which is shown within sale of businesses and investments and €157 million within the movement on net borrowing as the repayment of inter-company debt. In addition to Munksjö, sale of businesses and investments at €326 million included €23 million in respect of The K Club and €5 million in respect of the cash element of the Voghera proceeds. The total proceeds of €115 million received in respect of The K Club and the Clonskeagh mill site is also split between the sale of businesses and investments and the repayment of inter-company loans.

Of the total of €238 million payable in respect of the Merger, primarily to Kappa’s former shareholders, approximately €204 million was paid in December. The Merger financing resulted in debt issuance costs of €88 million and transaction fees and expenses of €4 million. We incurred an additional €10 million in debt issuance costs, mainly in the first quarter of 2005 in respect of the 7.75% senior subordinated notes. The €53 million of refinancing costs comprise the €51 million premium paid for the early redemption of the subordinated PIK notes together with waiver fees of approximately €2 million.

Financing and investment outflows were modest in 2004 with dividend payments, investments and transaction costs being offset by disposal proceeds and the receipt of almost €13 million in surplus funds from affiliates.

The net cash inflow of €30 million, in 2005, was increased by inter-company debt repaid of
€157 million and €92 million in respect of Munksjö and The K Club respectively. This was offset by the net borrowing acquired following the Merger and by the add-back of non-cash interest and currency. Net borrowing acquired of €1,805 million includes the Kappa borrowings taken on, plus cash of €4 million in the operations sold during 2005. The overall result in 2005 was an increase in net borrowing of €1,611 million. In 2004, net borrowing decreased by €177 million with the net cash inflow for the year of €182 million being offset by the add-back of non-cash interest and enhanced by a positive currency adjustment.

The movement in the relative strengths of the euro and the dollar was different in 2005 than in recent years. In contrast to both 2003 and 2004 when the euro rallied late in the year, the euro suffered a downward trend during 2005 from its relatively strong position at the end of 2004. Primarily as a result of the relative weakness of the euro, the currency adjustment in 2005 was negative at €73 million. Conversely, 2004’s positive adjustment of €40 million reflected a relative strengthening of the euro compared to December 2003.

A reconciliation of net losses to free cash flow is set out in the following table:

	12 months to Dec. 31, 2006	Restated(1) 12 months to Dec. 31, 2005	Restated(1) 12 months to Dec. 31, 2004
	€Million	€Million	€Million
Net losses	(272)	(182)	(42)
Equity minority interests	14	19	16
Taxation	37	21	27
Share of associates’ operating income and interest expense	(9)	(6)	(11)
Loss before tax—subsidiaries	(230)	(148)	(10)
Net loss / (income) on sales of assets and businesses	23	(52)	(22)
Net interest expense	343	349	291
Other financial expense	9	13	16
Operating income	145	162	275
Reorganization and restructuring costs	83	8	23
Impairment of advances to affiliates	53	—	—
Depreciation and depletion (net of amortization of government grants)	393	283	260
Amortization of intangible assets	66	29	38
Share-based payments	8	5	7
Finance lease interest paid	1	1	2
Decrease in deferred creditors	(29)	(14)	(13)
(Increase) / decrease in working capital (including capital creditors)	(62)	40	47
Currency adjustment	(1)	(1)	2
Net cash flow from operating activities	657	513	641
Dividends received from associates	4	3	3
Add back: Dividends paid to minorities	7	6	6
Returns on investments and servicing of finance	(347)	(389)	(255)
Taxation	(42)	(43)	(37)
Capital expenditure and financial investment	(315)	(166)	(166)
Financing: Capital elements of finance leases repaid	(8)	(5)	(13)
Interest on non FRS 1 short term debt	(2)	(9)	4
Add back: Refinancing costs and deferred debt issue costs	—	151	6
Add back: Purchase and sale of other investments	(1)	1	(2)
Free cash flow	€(47)	€62	€187

(1)          The financial statements have been restated to reflect the impact of implementing FRS 20 ‘Share-based Payments’.

Capital Resources

Our primary sources of liquidity are cash flows from operations and borrowings under the senior credit facility. Our primary uses of cash are for debt service and capital expenditures.

Total debt, including finance leases, amounted to €4,891.6 million at December 31, 2006 compared to €5,533.7 million at December 31, 2005. Cash amounted to €370.2 million at December 31, 2006 compared to €1,033.4 million (including restricted cash of €755.6 million) at December 31, 2005. The restricted cash was used in January 2006 to repay various Kappa bonds, which were included in our total debt at December 31, 2005. Total net debt (total debt less cash) amounted to €4,521.4 million (including finance leases of €18.2 million) at December 31, 2006 compared to €4,530.3 million (including finance leases of €23.5 million) at December 31, 2005.

At December 31, 2006, SK Funding had outstanding €350 million 10 1/8% senior notes due 2012, US$750 million 9 5/8% senior notes due 2012, €217.5 million 7.75% senior subordinated notes due 2015 and US$200 million 7.75% senior subordinated notes due 2015. In addition, Smurfit Kappa Treasury Funding Limited had outstanding US$292.3 million 7.50% senior debentures due 2025 and the Group had outstanding €210 million floating rate notes issued under an accounts receivable securitization program maturing in 2011.

As of January 1, 2005, $211,110,848 aggregate principal amount of our 15.5% subordinated notes due 2013 and €140,740,568 aggregate principal amount of our 15.5% subordinated notes due 2013 were outstanding. On January 13, 2005, SK Funding commenced a tender offer to purchase for cash all outstanding existing 15.5% subordinated notes, which we refer to as the ‘‘subordinated notes tender offer’’. In connection with the subordinated notes tender offer, we also solicited consents to amend the indentures governing the existing 15.5% subordinated notes to remove substantially all of the restrictive covenants thereunder. The subordinated notes tender offer was completed and the proposed amendments became effective on February 14, 2005. All of the euro 15.5% subordinated notes were tendered. The .01% of the 15.5% dollar subordinated notes not tendered in February were redeemed on October 28, in accordance with the terms and conditions of the indentures governing the 15.5% subordinated notes, at a redemption price of 108.0%. In January 2005, SK Funding completed an offering of approximately €217.5 million of 7.75% senior subordinated notes and US$200 million of 7.75% senior subordinated notes. SK Funding applied the net proceeds from such offering to fund the purchase of its existing 15.5% subordinated notes pursuant to the subordinated notes tender offer and to pay related fees and expenses.

SK Acquisitions and certain subsidiaries were party to a senior credit facility dated September 12, 2002 which provided for three term loans in an aggregate amount of €1.2 billion as at December 31, 2004 and a revolving credit facility with up to €425 million in availability. In March 2005, €421 million from the proceeds of the sale of Munksjö specialty paper operations was used to repay all of the outstanding term loans under Tranche A and part of the outstanding term loans under Tranches B and C of the facility. In May 2005, €20 million from the proceeds of the Munksjö tissues sale and in June, €112 million from the proceeds of The K Club sale were used to part repay Tranches B and C. The remaining outstanding indebtedness under the 2002 senior credit facility was repaid on December 1, 2005 with the proceeds of a new senior credit facility (the “senior credit facility”) which was arranged to finance the Merger.

On November 30, 2005, SKCL, SK Acquisitions and certain of SKCL’s subsidiaries, including SK Funding, as borrowers or guarantors, Deutsche Bank AG, London Branch, Citigroup Global Markets Limited, Credit Suisse First Boston International and JP Morgan, as arrangers, certain lenders named therein, and Deutsche Bank AG, London Branch, as issuing bank, facility agent and security agent, entered into the senior credit facility. On December 1, 2005, €2,622 million and US$175 million were drawn under the senior credit facility to fund the initial cash consideration for the Merger, to refinance the 2002 senior credit facility of Smurfit Kappa Acquisitions and the existing senior credit facility of Kappa Packaging, and to fund the redemption price for the 10 5/8% senior subordinated notes due 2009 and the 12 1/2% senior subordinated discount notes due 2009 issued by Kappa Beheer B.V., and to pay related costs and expenses. As of December 31, 2006, the senior credit facility consists of a €452 million amortizing A tranche term loan maturing in 2012, a €1,188 million B tranche term loan maturing in 2013 and a €1,189 million C tranche term loan maturing in 2014. The borrowers have €875 million of additional committed borrowing availability under the senior credit facility, including a €600 million revolving credit facility, of which €4.5 million was drawn as at December 31, 2006, and a €275 million restructuring facility, of which €103.2 million was borrowed as at December 31, 2006. The revolving credit facility is available for drawing until December 2012. The restructuring facility is available for drawing until December 1, 2008, at which point all drawings convert to drawings under Tranche A, B and C term loans in the proportion that Tranche A, B and C term loans were available under the senior credit facility at the facility’s inception. During 2006, €33 million was repaid on the Tranche A facility, €32 million of which was funded from the net proceeds of the EU regulatory disposals.

The following table provides the range of interest rates as of December 31, 2006 for each of the drawings under the term loans and the revolving credit facility:

Borrowing arrangement	Currency	Interest Rate
Restructuring facility	EUR	5.81% - 5.91%
Term Loan A	EUR	5.91% - 6.09%
Term Loan B	EUR	5.96% - 6.34%
	USD	7.75%
Term Loan C	EUR	6.46% - 6.84%
	USD	8.25%

Borrowings under the revolving credit facility are available to fund the Group’s working capital requirements, capital expenditures and other general corporate purposes and will terminate in December 2012. The Term Loan A must be repaid by installments from December 2006 through December 2012. The Term Loan B must be repaid in December 2013. The Term Loan C must be repaid in December 2014. As of December 31, 2006 there was €4.5 million drawn under the revolving credit facility by way of drawings on ancillary facilities and facilities supported by letters of credit.

The senior credit facility was amended on January 31, 2007 to permit the use of the IPO proceeds to repay indebtedness and, subject to our ratio of consolidated total net borrowings to consolidated EBITDA being no greater than 4.5:1 (as calculated in accordance with the amended and restated senior credit facility), to permit the upstreaming of funds for the payment of dividends and the relaxation of certain other restrictions on our subsidiaries. In addition, the amended senior credit facility allows SK Acquisitions to incur additional senior secured indebtedness of up to €400 million to be ranked and secured equally with the existing senior credit facilities, without requiring the consent of the existing senior lenders.

The instruments governing our indebtedness, including the senior credit facility and the indentures governing the senior and senior subordinated notes and senior debentures, contain financial and other covenants that restrict, among other things, the ability of SK Funding and its subsidiaries to:

•       incur additional indebtedness and issue preference shares;

•       pay dividends or make certain other restricted payments;

•       consummate certain asset sales;

•       incur liens;

•       enter into certain transactions with affiliates; or

•       merge or consolidate with any other person or sell or otherwise dispose of all or substantially all of our assets.

These limitations, together with the highly leveraged nature of SK Funding, could limit corporate and operating activities.

Securitization Transactions.   In September 2004, we initiated a securitization transaction where we raised seven-year funding of €210 million, which was used to repay a portion of our term loans under our then existing senior credit facility. Receivables generated by certain of our operating companies in the United Kingdom, Germany and France are sold to special purpose subsidiaries and entities to support the funding provided by a JP Morgan conduit. The sale of the securitized receivables is not intended to, and will not, meet the requirements for off-balance sheet treatment under Irish GAAP, with the result that the sold receivables will, as an accounting matter, continue to be shown on our balance sheet and the notes to be issued to fund the purchase of the receivables will be shown as liabilities. The gross amount of receivables collateralizing the receivables securitization at December 31, 2006 was €260 million. At December 31, 2006 cash of over €10 million was in securitization bank accounts and was not available for transfer to our other subsidiaries.

Capital Expenditures and Other Contingencies

From 1996 through 2006, the levels of our capital expenditure in the aggregate were at or below annual depreciation expenses. Management expects this trend to continue. SKG made €345 million and €192 million in capital expenditures in the years ended December 31, 2006 and 2005, respectively, and JSG made €206 million in capital expenditures in the year ended December 31, 2004. These expenditures were used primarily for cost reduction, business growth, maintenance and environmental and other regulatory compliance. Major projects completed or largely completed in 2006 included the re-build of a paper machine at the Mengibar mill in Spain, the upgrade of a paper machine at the Facture mill in France and the refurbishment of a recovery boiler at the Nettingsdorfer mill in Austria. The Mengibar project cost approximately €46 million in total, with expenditure occurring from 2004 to 2006. The expenditure on the Facture and Nettingsdorfer projects, at respective total costs of €30 million and €12 million, occurred primarily in 2006. In addition, we are currently engaged in two major mill projects, one at Piteå in Sweden and one at Cali in Colombia. A new biofuel boiler and steam turbine is being installed at Piteå at a total cost of approximately €80 million, of which over €70 million was spent in 2005 and 2006. Cali is our principal mill in Colombia and the project covers its complete upgrade at a total cost of approximately €50 million, of which €30 million was spent in 2005 and 2006.

At December 31, 2006, we had capital expenditure commitments relating to property, plant and equipment in the amount of €244.1 million, of which €148.2 million had been contracted for. We currently estimate that capital expenditures in 2007 will amount to approximately €325 million.

In order to comply with increasingly stringent environmental requirements, we continue to incur capital expenditures to upgrade certain wastewater treatment facilities and to address air emissions, solid waste and noise at our mills. We are subject to the European Union’s Integrated Pollution Prevention and Control Directive (“IPPC”). The IPPC has, since its introduction, gradually been incorporated into national legislation, such that all installations must be covered by an IPPC permit before October 31, 2007, although some member states have negotiated an extended timetable beyond this date. We have obtained IPPC permits for most of our mills that require them, are in the process of obtaining such permits for the remaining mills which require them and are taking such actions as are necessary to meet the requirements set out under the new permits. Additionally, as part of the IPPC programme, we are required to conduct “baseline” environmental investigations or otherwise provide information regarding the condition of the underlying soil and groundwater at most of our European mill sites as well as set up appropriate provisions in case of leak malfunctions, momentary stoppages and definite cessation of operations. IPPC or a similar multi-country regulatory regime is not applicable to our mills in Latin America. In this region, permit conditions reflect individual country regulations.

Overall, SKG incurred approximately €5 million and €8 million in capital expenditures for environmental controls at our facilities worldwide in 2006 and 2005 respectively, while JSG’s expenditure in 2004 was approximately €8 million. We anticipate that our environmental capital expenditures will be approximately €8 million in 2007. See Item 4 “Information on the Company-Environmental Issues.”

We are subject to several put arrangements and capital commitments in certain companies which are not wholly owned or in which we hold only a minority interest, namely Fustelpack S.p.A. in Italy and Cajas de Carton Sultana S.A. de C.V. in Mexico. The owner of a 12% shareholding in Fustelpack S.p.A. (of which we own 69%) has the right every two years to put his shareholding to other shareholders for a put price presently estimated to be approximately €1 million. In addition, we have an option expiring at the end of December 2008 to acquire the approximate 55% shareholding of Cajas de Carton Sultana S.A. de C.V. that we do not already own. The price for such option, which will be determined by an appraiser at the time it is exercised, is currently estimated at approximately €13 million.

We are a party to various lawsuits and are subject to various contingent liabilities for which we have not taken a reserve. In the event we are found liable in any or all of such lawsuits, or the contingencies relating to such liabilities actually occur, our business and financial condition could be adversely affected. For more information, see Item 3 “Key Information—Risk Factors” and Item 8 “Financial Information—Legal Proceedings”.

SK Funding believes that cash generated from operations will be adequate to meet its anticipated debt service requirements, capital expenditures and working capital needs for the next 12 months, and that cash generated from operations and amounts available under the revolving credit facility will be adequate to meet its anticipated debt service requirements, capital expenditures and working capital needs for the foreseeable future. There can be no assurance, however, that SK Funding’s business will generate sufficient cash flow from operations or that future borrowings will be available under the senior credit facility or otherwise to enable it to service its indebtedness, including the new senior credit facility, the senior and senior subordinated notes, to retire or redeem the notes or to make anticipated capital expenditures. SK Funding’s future operating performance and its ability to service or refinance the notes and to service, extend or refinance the senior credit facility will be subject to future economic conditions and to financial, business and other factors, many of which are beyond our control.

Critical Accounting Policies and Estimates

Certain accounting issues require management estimates and judgments for the preparation of financial statements. Our most significant policies requiring the use of estimates and judgments are listed below.

Long lived assets and goodwill

We conduct impairment reviews of long-lived assets and goodwill in accordance with FRS 10 “Goodwill and Intangible Assets”, FRS 11 “Impairment of Fixed Assets and Goodwill”, FAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” and SFAS No. 142 “Goodwill and Other Intangible Assets”, respectively. Such reviews require us to make estimates of future cash flows and fair values. We have performed the required reviews in 2006 and have recognized an impairment charge of €31 million in respect of property, plant and equipment. Our cash flow projections include significant assumptions about economic conditions, demand and pricing for our products and costs. Our estimates of fair value are determined using a variety of valuation techniques, including pricing of recent industry acquisitions. While significant judgment is required, we believe that our estimates of future cash flows and fair values are reasonable. However, should our assumptions change in future years, our fair value models could indicate lower fair values for long-lived assets and goodwill. This could result in material impairment provisions affecting the carrying value of property, plant and equipment, goodwill and results of operations.

Allowance for doubtful accounts

We evaluate the collectibility of our accounts receivable on a case-by-case basis, and make adjustments to the bad debt reserve for expected losses. We consider such things as ability to pay, bankruptcy, credit ratings and payment history. For all other accounts, we estimate reserves for bad debts based on historical experience and past due status of the accounts. In the fourth quarter of 2005, we conducted a detailed review of the consistency of the application of this policy. Taking this into account, our bad debt provision reduced from €53 million to €46 million in 2005. During 2006, the policy was consistently applied and resulted in a reduction in our bad debt provision from €46 million to €42 million.

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

Post retirement benefits

SK Funding accounts for post retirement benefits in accordance with FRS 17—“Retirement Benefits”. FRS 17 applies to all types of benefits that an employer provides after employees have completed their service, including pensions and other post retirement benefits. The expected increase in the present value of scheme liabilities arising from employee service in the current or prior periods is charged against operating income. The expected returns on the schemes’ assets and the increase during the period in the present value of the schemes’ liabilities arising from the passage of time are included in the Consolidated Statement of Operations as “Other Financial Expense”. Differences between the expected and the actual return on plan assets, together with the effect of changes in the current or prior assumptions underlying the liabilities are recognized in the Consolidated Statement of Total Recognized Gains and Losses. Scheme assets are valued at fair value and scheme liabilities are measured using the projected unit credit method. Net scheme assets and liabilities, reduced by deferred tax amounts, are recorded on the Balance Sheet as a pension surplus or deficit as appropriate.

There are several assumptions that impact the actuarial calculation of pension obligations and, in turn, net periodic pension expense in accordance with SFAS No. 87, “Employer’s Accounting for Pensions”. These assumptions require various degrees of judgment. The most significant assumptions are (1) the expected return on plan assets and (2) the discount rate. Changes in these assumptions can have a material impact on pension obligations and pension expense. For example, holding all other assumptions constant, a one percentage point decrease in our estimated discount rate would increase the estimated 2006 pension expense by approximately €15 million. A one percentage point increase in the estimated discount rate would decrease the estimated pension expense for 2006 by approximately €11 million. Similarly, holding other assumptions constant, a one percentage point decrease in SK Funding’s estimated long-term rate of return on plan assets would increase the pension expense for the year ended December 31, 2006 by approximately €13 million. A one percentage point increase in the estimated long-term rate of return would decrease pension expense by approximately €13 million for the same period.

Share-based payments

The determination of the fair value of awards under the management equity plan involves the use of judgments and estimates. The fair value has been estimated using a binomial lattice model at each grant date and any subsequent modification dates. The binomial lattice model includes judgmental assumptions such as expected volatility rates, risk-free interest rates, a marketability discount and an estimate of the fair value of the awards at grant date.

Income tax matters

Deferred tax assets and liabilities reflect our assessment of future taxes to be paid in the jurisdictions in which we operate. These assessments involve temporary differences resulting from differing treatment of items for tax and accounting purposes, as well as estimates of our current tax exposures. Based on our evaluation of our tax positions, we believe we are adequately reserved for these matters at December 31, 2006.

At December 31, 2006, we had net operating loss carry-forwards of €1,187 million. These loss carry-forwards have a tax value of €357 million. Valuation allowances of €173 million have been established for a portion of these deferred tax assets. The realization of these deferred tax assets is dependent on future taxable income. Based upon recent levels of taxable income, we expect that our deferred tax assets, net of valuation allowances, will be fully utilized.

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

Research and Development

We are committed to continuous innovation in our products and processes in order to reduce costs, improve operating efficiencies and increase profitability. Innovation is also an important factor in meeting our customers’ needs. The research and development activities embrace all aspects of our business from the consumption of both recycled and virgin fibers by our mills and the manufacture of paper and paperboard to the conversion of paperboard into paper-based packaging products. In 2006, 2005 and 2004, the Group’s research and development costs were approximately €2.2 million, €4.3 million and €4.9 million respectively.

Trend Information

Europe

On a comparable basis, volumes of our core grades of product—kraftliner, recycled containerboard and corrugated containers—were generally lower in 2006 compared to 2005, partly as a result of plant closures during 2006. Kraftliner and recycled containerboard volumes were down 3% and 2% respectively, while overall corrugated container volumes were flat year-on-year. Corrugated container volumes within the former JSG operations were lower year-on-year, however, as a result of the negative impact of plant closures.

Volumes of corrugated containers closely follow increases in industrial production. Reflecting improving economic conditions in 2006, demand for corrugated containers in Western Europe grew by more than 3% in 2006. Our corrugated container volumes in 2006 were adversely affected both by plant closures and by our commitment to achieving the box price increases necessary to recover the containerboard price increases implemented during the year. As kraftliner and recycled containerboard are the primary raw materials used in the manufacture of corrugated containers, the growth in these products tends to closely follow that of corrugated containers. In comparison to 2005, however, overall recycled containerboard volumes in 2006 reflected the closure of several mills while the decline in kraftliner volumes resulted primarily from the partial shut-down at the Facture mill in France in order to facilitate a machine upgrade.

Pricing for corrugated containers depends on the levels of supply and demand in the marketplace as well as the cost of production, particularly the cost of kraftliner and recycled containerboard. Kraftliner prices depend on levels of supply and demand and can also be affected by the exchange rate differential between the euro and the U.S. dollar, given that kraftliner is a worldwide commodity and in many cases is sold in U.S. dollars. Recycled containerboard prices are affected by supply and demand conditions, as well as the cost of production, particularly the cost of OCC, the primary raw material.

Increases in the price of wastepaper and virgin fiber as raw materials could result from a variety of factors. The prices we pay for these materials tend to be cyclical, subject to significant volatility, particularly in the case of wastepaper, and vary on a regional basis.

The price of recovered paper, using OCC as a basis in Europe, has peaked dramatically twice in recent years—in June 2002 and in April 2003. In each case, a relatively low level of supply was matched with a relatively high level of demand, principally caused by increased demand from Asia. In the first case, the free-on-board price rose to over €150 per metric ton. Within a period of three months, supply and demand conditions leveled to return the price to around €100 per metric ton. In the second case, the spike was even more rapid with prices falling back to previous levels almost immediately. In 2004, the price per metric ton remained relatively stable, fluctuating by a total of €11 per metric ton, but ending the year at the same price as January. Similarly, in 2005, there was relative stability with the annual peak being €13 per metric ton ahead of the trough, and the price ending the year €5 per metric ton above the January price. In 2006, the price of OCC increased by around €10 per metric ton between April and May, and stayed at the higher level for the remainder of the year.

The table below provides information about the European OCC price information per metric ton at and for the years ended December 31, 2004, 2005, and 2006.

Free-on-Board OCC Price per Metric Ton

	As of and for the Year Ended December 31,
	2004	2005	2006
	(euro)
Price at the end of the period	55	57	67
Average price during period	59	58	63
Highest price during period	65	65	67
Lowest price during period	54	52	57

We believe that our available sources of virgin fiber and OCC (including from our own reclamation facilities) will be adequate to supply our raw material needs for the foreseeable future.

Containerboard prices strengthened progressively from the latter part of 2005 with average kraftliner and recycled containerboard prices higher by approximately 10% and 20% respectively year-on-year. Reflecting both a less pronounced decline in 2005 and the lag in recovering the containerboard price increases implemented during 2006, corrugated prices on average in 2006 for our operations were 2% higher than in 2005.

Latin America

Pricing and volume trends for our main products in Latin America are affected by the same factors as those in Europe.

Reflecting good demand conditions across the region generally, our corrugated container volumes were 7% higher in 2006 than in 2005, although conditions varied from country to country. Reflecting the impact of downtime at our San Felipe mill in Venezuela in the second quarter of 2006 for the installation of a new press section and capacity constraints in Colombia and Mexico, our containerboard volumes were higher year-on-year by only 3%.

Off Balance Sheet Arrangements

We have not used special purpose vehicles or similar financing arrangements on a historical basis. In addition, we have not had off-balance sheet arrangements with any of our affiliates. However, in connection with the acquisition of JSG, certain non-operating assets and non-core operating assets were transferred to two newly formed, wholly owned subsidiaries of SKGL (the “newcos”) in exchange for intercompany notes. On October 2, 2002, the newcos borrowed €125 million under a bank credit facility, which was non-recourse to SK Funding. The newcos then loaned the proceeds to SKCL, and SKCL used them to make a capital contribution to SK Funding. SK Funding in turn made a capital contribution to SK Acquisitions. SK Funding’s debt and shareholders’ equity under U.S. GAAP would reflect the consolidation of the newcos with SK Funding for financial reporting purposes. The newcos facility was repaid in full prior to December 31, 2003. We do not have off-balance sheet arrangements with any of our other affiliates.

Effect of Inflation

We do not believe that inflation has had any material effect on our results of operations during fiscal years 2006, 2005 and 2004.

Tabular Disclosure of Contractual Arrangements

The table below sets out our contractual arrangements as of December 31, 2006:

	Payments due by period
	Total	Less than 1 year	1 to 3 years	3 to 5 years	After 5 years
	(euro in millions)
Long term debt	4,669	25	139	400	4,105
Capital lease obligations	18	4	7	3	4
Operating leases	165	38	52	35	40
Total contractual cash obligations	€4,852	€67	€198	€438	€4,149

We believe we have sufficient facilities available to meet our working capital requirements.

Item 6.                        Directors, Senior Management and Employees

Directors and Executive Officers

SK Funding is owned 100% by SKCL, which is a wholly owned subsidiary of SK Holdings, which in turn is a wholly owned subsidiary of SKGL. SKGL is a wholly owned subsidiary of SKG plc, a public company listed on the Irish and London stock exchanges.

Certain members of the board of directors of SK Funding also serve as directors of SKG plc, SKGL, SK Holdings and SKCL.

The directors and executive officers of SKG plc, and their ages and positions, are as follows as of April 27, 2007:

Name	Age	Position
Sean Fitzpatrick	58	Non-executive Chairman
Frits Beurskens	60	Non-executive Deputy Chairman
Gary W. McGann	56	Group Chief Executive Officer and Director
Anthony P.J. Smurfit	43	Group Chief Operations Officer and Director
Ian J. Curley.	45	Group Chief Financial Officer and Director
Christopher J. McGowan	35	Non-executive Director
Samuel M. Mencoff	50	Non-executive Director
Gordon Moore	40	Non-executive Director
Liam O’Mahony	60	Non-executive Director
Rolly van Rappard	46	Non-executive Director
Nicanor Restrepo	65	Non-executive Director

Sean Fitzpatrick joined the board of SKG plc as our non-executive Chairman on March 20, 2007, following the retirement of Sir Michael Smurfit as non-executive Chairman. He will serve as chairman of the nominations committee. He retired as the Chief Executive Officer and was appointed non-executive chairman of Anglo Irish Bank Corporation plc in January 2005. A chartered accountant by qualification, he also serves as a non-executive director of the Dublin Docklands Development Authority, Greencore plc, Aer Lingus Group plc and as a member of the Council of the Institute of Chartered Accountants in Ireland.

Frits Beurskens serves as our non-executive Deputy Chairman and as a director of SKG plc and certain other subsidiaries of the Group. He joined the Kappa Group in 1990 and held various managing director positions until his appointment as its President in 1996 which he held until the Merger on December 1, 2005. He is chairman of CEPI (Confederation of European Paper Industries) and a member of the executive board of ICCA (International Corrugated Cases Association).

Gary W. McGann serves as our Group Chief Executive Officer and as a director of SKG plc and certain other subsidiaries of the Group. He became Group Chief Executive Officer in November 2002 upon the retirement of Sir Michael Smurfit as Chief Executive Officer. He was appointed President and Chief Operations Officer of JSG on January 28, 2000. He joined JSG in 1998 as Chief Financial Officer. He had previously held a number of senior positions in both the private and public sectors over the last 20 years, including chief executive of Gilbeys of Ireland Limited and Aer Lingus Group plc. He is chairman of Dublin Airport Authority plc and a director of Anglo Irish Bank Corporation plc and United Drug plc.

Anthony P.J. Smurfit serves as our Group Chief Operations Officer and as a director of SKG plc and certain other subsidiaries of the Group. He has worked in various parts of JSG in Europe and the United States. Prior to taking up his position as Chief Executive of Smurfit Europe in October 1999 and Group Chief Operations Officer on November 1, 2002, he was Deputy Chief Executive of Smurfit Europe and previously Chief Executive Officer of Smurfit France.

Ian J. Curley serves as our Group Chief Financial Officer and as a director of SKG plc and certain other subsidiaries of the Group. He became Group Chief Financial Officer in 2000. He joined the Group in 1989 having previously worked for a number of multinationals in Ireland. He was appointed Chief Financial Officer of Smurfit Europe in 1997, prior to which he served as financial controller of Smurfit Continental Europe for a number of years based in the United Kingdom and France.

Christopher J. McGowan serves as a director of SKG plc and certain other subsidiaries of the Group. He has been employed principally by Madison Dearborn since 1999 and currently serves as a Director.

Prior to joining Madison Dearborn, he attended Harvard Graduate School of Business Administration, where he received an M.B.A. He is a member of the board of directors of Forest Product Holdings, LLC (d.b.a. Boise Cascade).

Samuel M. Mencoff serves as a director of SKG plc and certain other subsidiaries of the Group. He has been employed principally by Madison Dearborn since 1993 and currently serves as a Co-President. From 1987 until 1993, he served as Vice President of First Chicago Venture Capital. He is a member of the board of directors of Forest Product Holdings, LLC (d.b.a. Boise Cascade), Evanston Northwestern Healthcare and Packaging Corporation of America, and a member of the board of trustees of Brown University.

Gordon Moore has served as a director of SKG plc and certain other subsidiaries of the Group since December 2006. He joined Cinven in 1996 from S.G. Warburg. Since joining Cinven, he has held directorships with a number of investee companies including Fitness First Holdings Limited, Odeon Cinema Group and NCP, and is currently a director of Sweden DIA (Sweden) AB. He has significant experience working with companies in a wide range of industrial sectors. He is also a director of Worth School.

Liam O’Mahony joined the board of SKG plc on March 20, 2007 and serves as the Company’s senior non-executive director and chairman of the compensation committee. He is the chief executive officer of CRH plc, prior to which he held a number of senior management positions within the CRH group including chief operations officer of its US operations and managing director, Republic of Ireland and UK companies. He is a member of The Irish Management Institute Council and of the Harvard Business School European Advisory Board.

Rolly van Rappard has served as a director of SKG plc and certain other subsidiaries of the Group since December 1, 2005.  He was a member of the Supervisory Board of Kappa from 1998. He held positions at Citicorp prior to becoming a managing partner of CVC Capital Partners in 1989. He is also member of the Supervisory Board of Wavin B.V., Veen Bosch and Keuning Uitgevers N.V and Danske Traelast.

Nicanor Restrepo joined the board of SKG plc on March 20, 2007 as an independent non-executive director and serves as chairman of the audit committee. He is the retired president and chief executive officer of Suramericana de Inversiones S.A. He is a director of Sofasa (Renault/Toyota) and Exito S.A. He has extensive business experience having occupied several positions in the private sector and has received many awards both in Colombia and internationally.

The mailing address of Messrs. Fitzpatrick, Beurskens, McGann, Smurfit, Curley, O’Mahony and Restrepo is c/o Smurfit Kappa Group plc, Beech Hill, Clonskeagh, Dublin 4, Ireland; the mailing address for Messrs. McGowan and Mencoff is c/o Madison Dearborn Partners, L.L.C., Three First National Plaza, Suite 3800, Chicago, Illinois 60602, United States; the mailing address for Mr. Moore is c/o Cinven Ltd, Warwick Court, Paternoster Square, London EC4M 7AG, United Kingdom; and the mailing address for Mr. van Rappard is c/o CVC Capital Partners Group SA ,Chaussee de la Hulpe 166, 1170 Brussels, Belgium.

Board Practices

Christopher J. McGowan and Samuel M. Mencoff were appointed as directors of SKG plc on February 6, 2007 as nominees of MDCP III, MDCP IV and MDSE III (‘‘MDCP’’) pursuant to the terms of the Shareholders’ and Corporate Governance Agreement dated December 1, 2005, as described in Item 7 “Major Shareholders and Related Party Transactions.” Gordon Moore and Rolly van Rappard were appointed as directors of SKG plc on February 6, 2007, as nominees of Smurfit Kappa Feeder G. P.

Limited pursuant to the terms of the Shareholders’ and Corporate Governance Agreement dated December 1, 2005. The Shareholders and Corporate Governance Agreement terminated upon Admission.

Each of the Directors (with the exception of Sir Michael Smurfit) who were Directors of SKG plc on March 12, 2007 submitted themselves for re-election, and were re-elected, by the SKG plc’s shareholders at the extraordinary general meeting of SKG plc held on that date.

Except as described in this annual report of Form 20-F, there are no arrangements or understandings between any member of the board of directors or executive officer and any other person pursuant to which that person was elected or appointed to his position.

SKG plc’s board of directors has the power to appoint officers. Each officer will hold office for the term determined by SKG plc’s board of directors and until such person’s successor is chosen and qualified or until such person’s death, resignation or removal. There are 11 Directors on the Board of SKG plc, comprising: a non-executive Chairman, a non-executive deputy Chairman, 3 executive Directors and 6 non-executive Directors. Pursuant to the Articles of Association, MDCP III, MDCP IV and MSDE III have the right to nominate up to two persons for appointment as Directors for so long as they hold Ordinary Shares of SKG plc representing 15% or more of the entire issued Ordinary Shares of SKG plc. Pursuant to the Articles of Association, Smurfit Kappa Feeder G.P. Limited also has the right to nominate up to two persons for appointment as Directors for so long as it holds Ordinary Shares of SKG plc representing 15% or more of the entire issued Ordinary Shares of SKG plc. If either of their respective shareholdings falls to below 15% but greater than 10% this right reduces to a right to nominate one person for appointment as a director of SKG plc. Pursuant to these appointment rights under the Articles of Association, Christopher J. McGowan and Samuel M. Mencoff will continue as the nominated directors of MDCP and Gordon Moore and Rolly van Rappard will continue as the nominated directors of Smurfit Kappa Feeder G.P. Any Director co-opted to the Board by the Directors will be subject to election by the shareholders at the first annual general meeting after his appointment and all Directors are subject to re-election at intervals of no more than three years.

The SKG plc board of directors has three committees: the Audit Committee, the Compensation Committee and the Nominations Committee. The Audit Committee is comprised of Nicanor Restrepo, Samuel Mencoff, Rolly van Rappard and Gordon Moore. The Compensation Committee is comprised of Liam O’Mahony, Sean Fitzpatrick, Samuel Mencoff and Rolly van Rappard. The Nominations Committee is comprised of Sean Fitzpatrick, Liam O’Mahony, Gordon Moore, Christopher McGowan and Gary McGann.

The responsibilities of the Audit Committee include:

•       reviewing our annual and interim reports;

•       reviewing the scope of the external audit and considering reports of the external auditors;

•       the approval of services provided by the external auditors;

•       recommendation of the appointment of external auditors to the Board;

•       reviewing and reporting to the Board on the effectiveness of our system of internal control;

•       the appointment of the VP Group internal auditor; and

•       approval of the internal audit plan and review of internal audit reports.

The responsibilities of the Compensation Committee include:

•       determining the level and structure of remuneration of all executive directors and the Chairman;

•       monitoring the level and structure of remuneration for senior management; and

•       administering the 2007 Share Incentive Plan.

The responsibilities of the Nominations Committee include:

•       leading the process for appointments to the Board and making recommendations to the Board on the same: and

•       evaluating the balance of skills, knowledge and experience on the Board and preparing descriptions of the role and requirements for appointments.

Family Relationships

Mr.  Anthony Smurfit is the son of Sir Michael Smurfit, who retired from the Board on March 20, 2007.

Compensation

For 2006, none of SK Funding’s, SKCL’s or SKGL’s directors was entitled to receive any fees for serving as directors, other than Sir Michael Smurfit who received fees for serving as chairman of SKGL and Mr Frits Beurskens who receives fees as a director of SKGL and its subsidiaries. All of the directors are reimbursed for out-of-pocket expenses related to their service as directors. Please refer to “Directors’ Service Contracts and Letters of Appointment” below for more information.

The aggregate amount of remuneration paid for the year ended December 31, 2006 (including any contingent or deferred compensation) and benefits-in-kind granted to Sir Michael Smurfit (as Chairman), Frits Beurskens (as deputy chairman) and the executive directors of Smurfit Kappa Group Limited for services in all capacities to the Group was as follows:

Salaries and fees	€5,605,000
Performance related annual	€3,155,000
Pension benefits	€864,000
Other benefits	€103,000
Share-based payments charge	€2,401,000	(1)
Total	€12,128,000

(1)          Reflects share-based payments charge per Note 27 (Share-based payments) to the consolidated financial statements contained elsewhere in this annual report.

All of the directors of Smurfit Kappa Group Limited were reimbursed for out-of-pocket expenses related to their service as directors.

Directors’ Service Contracts and Letters of Appointment

Executive Directors’ Service Contracts

Mr. Gary McGann is employed as our Group Chief Executive Officer, with reporting responsibilities to the Board of Directors. His role is to discharge all normal responsibilities of a chief executive officer. Mr. Anthony Smurfit is employed as our Group Chief Operations Officer, with reporting responsibilities to our Group Chief Executive Officer. His role is to manage the day-to-day operations of the Group. Mr. Ian Curley is employed as our Group Chief Financial Officer with reporting responsibilities to our Group Chief Executive Officer. His role is to oversee our financial affairs.

The Executive Directors have entered into employment letter agreements with SKG plc, dated February 9, 2007, the key terms and conditions of which are summarized as follows: Under the terms of their respective employment letter agreements the base salary payable to Gary McGann is €1,202,325 per annum, to Anthony Smurfit, €848,162 per annum and to Ian Curley, €710,940 per annum. They are also eligible to participate in the existing bonus plan (under which they can earn a bonus of up to 100% of their base salaries for superior performance and achievements) and any of our equity-based incentive plans, as well as any new incentive plans that may be created for senior executives, all in accordance with the terms of such plans. Each of the Executive Directors is also entitled to participate in our defined benefit pension scheme (except for Gary McGann whose benefits are provided through a defined contribution plan) and is entitled to other customary benefits such as life assurance, private medical insurance, a car allowance and reimbursement of expenses. Other than upon dismissal for cause, both SKG plc and each of the Executive Directors may terminate his employment at any time upon 12 months prior notice in writing. SKG plc may dispense with such notice and, in such circumstances, the Executive Director will be entitled to payment in lieu of such notice. Where any of the Executive Directors is dismissed for cause, he is not entitled to any notice of the termination of his employment. Non-compete restrictions are in place for a one-year period from the date of termination of employment in respect of any area of the world where we conducted a material portion of our business in the twelve-month period immediately preceding the termination date. Each of the Executive Directors is bound by confidentiality obligations during the term of his employment letter agreement.

Non-Executive Directors’ Letters of Appointment

Each of the Non-Executive Directors has entered into a letter of appointment with SKG plc which took effect from the date of Admission. Under the terms of their respective letters of appointment, the Non-Executive Directors each receive a basic fee at the rate of €50,000 per financial year.

If a Non-Executive Director performs services which, in the opinion of the Board, are outside the ordinary scope of his duties as a Non-Executive Director (including membership or chairmanship of a Board committee), additional fees will be paid as the compensation committee of the Board determines to be appropriate. All fees will be subject to annual review by the Board. SKG plc will also reimburse all reasonable expenses incurred.

The Non-Executive Directors are expected to bring independent judgment to bear on issues of strategy, performance, resources, key appointments and standards of conduct relating to SKG plc and to attend a minimum number of Board meetings per year.

A Non-Executive Director’s appointment may be terminated in accordance with the Articles of Association and such termination will be effective without any claim for compensation for loss of office or otherwise.

Chairman and Deputy Chairman Agreements

Sir Michael Smurfit entered into an agreement with SKGL under which he had agreed to serve as non-executive chairman for a six-year term from November 1, 2002. Under the agreement Sir Michael Smurfit was entitled to a total benefit package of €2,750,000 per annum from us with a one-year total benefits severance package in the case of termination by the Group. Sir Michael Smurfit resigned from all offices within our company on March 20, 2007 and consequently this agreement was terminated.

By agreements dated February 9, 2007 between Sir Michael Smurfit and SKGL and one of its subsidiaries, Sir Michael Smurfit agreed, with effect from immediately prior to Admission, to resign from all positions within the Group. He also agreed to resign from the boards of directors of, and as chairman of, each Group company. He and his affiliates relinquished any rights that he may have to appoint any person to the board of directors of any Group company. The agreements provided for an aggregate payment to Sir Michael Smurfit of €2,750,000 plus an amount calculated by multiplying €2,750,000 by the number of days between the first anniversary of Admission and June 30, 2010 divided by 365. The shareholders of SKG plc approved the making of this payment at an extraordinary general meeting held on March 12, 2007.

In addition to his appointment letter, Frits Beurskens entered into a two-year directorship agreement with the Group from December 1, 2005, under which he has agreed to provide services as a director to certain Group  companies. Frits Beurskens is entitled to fees of €500,000 per annum under this agreement. Frits Beurskens is also eligible for a term-based bonus of €250,000 per annum for each year of the term that he completes and a success-based bonus of €500,000, which is dependant on the achievement of our synergy targets.

Group Executive Incentive Schemes

Management Equity Agreement

By a series of management equity agreements and exchange offers (including the Exchange Offer) between the successive holding companies since 2002, our principal shareholders and senior executives, the senior executives subscribed at par (€0.001 in all cases) for deferred convertible non-voting redeemable shares of classes A, B, C, E, F, G and H. All of the A and E Convertible Shares, 80% of the  B Convertible Shares and all of the F and H Convertible Shares automatically converted upon Admission, in accordance with their terms, to D Convertible Shares. The D Convertible Shares resulting from the conversions of the A, B, C, E, F and G convertible shares are themselves convertible on a one-to-one basis into Ordinary Shares of SKG plc upon the payment by the holder of a conversion price of approximately €4.44 per share. The D Convertible Shares resulting from the conversion of the H Convertible Shares are themselves convertible on a one-to-one basis into Ordinary Shares of SKG plc upon the payment by the holder of a conversion price of €5.6924 per share. Prior to Admission, amendments were made to the prevailing Management Equity Agreement whereby, upon Admission, all of the B, C, F, G and H Convertible Shares that were not converted to D Convertible Shares were re-designated as A1, A2 and A3 Convertible Shares (as to one-third of each aggregate holding in respect of each class). The A1, A2 and A3 Convertible Shares will automatically convert on a one-to-one basis into D Convertible Shares on the first, second and third anniversaries respectively of Admission, provided their holder (‘‘Relevant Holder’’) or his/her spouse or family trust remains their holder at the relevant anniversary and provided the Relevant Holder remains an employee of our company at the relevant anniversary (the latter condition is subject to exceptions in a number of cases including the retirement or death of the Relevant Holder). The D Convertible Shares resulting from these conversions are convertible on a one-to-one basis into Ordinary Shares of SKG plc, at the instance of the holder, upon the payment by the holder of a conversion price of approximately €4.44 per share.

Redemption.   In the event that any executive ceased to be employed by, or to serve as an officer of or director for, SKG plc or its subsidiaries, all of such executive’s New A Convertible Shares issued under the Management Equity Agreement may be redeemed or purchased by SKG plc. In the case of any termination, the purchase price for each New A Convertible Share, will be such executive’s original cost for such share. Such redeemed or repurchased shares may be made available for sale by SKG plc, to any member of our management for the same purchase price and on the same terms as such shares were acquired by SKG plc.

Restrictions on Transfer.   The Management Equity Agreement prohibits the executives from transferring their New A Convertible Shares and their D Convertible Shares, subject to certain exceptions. There are restrictions on the transfer of certain of the Ordinary Shares of SKG plc contained in the Management Equity Agreement which will terminate as follows:

i.                   with respect to Ordinary Shares of SKG plc purchased directly (as opposed to arising on the conversion of a D or I Convertible Share), as of Admission;

ii.               with respect to Ordinary Shares of SKG plc arising on the conversion of D Convertible Shares which, in turn, arose on the conversion of A, B and C Convertible Shares, in equal tranches on each of December 31, 2005, December 31, 2006 and December 31, 2007;

iii.           with respect to Ordinary Shares of SKG plc arising on the conversion of D and/or I Convertible Shares which, in turn, arose on the conversion of E, F, G and/or H Convertible Shares, in equal tranches on December 31, 2008, December 31, 2009 and December 31, 2010; and

iv.             with respect to Ordinary Shares of SKG plc arising on the conversion of D Convertible Shares arising on the conversion of New A Convertible Shares, upon the issuance of such Ordinary Shares.

Smurfit Kappa plc 2007 Share Incentive Plan

On March 12, 2007, the shareholders approved the 2007 Share Incentive Plan, to become effective on the date of Admission. Incentive awards under the 2007 Share Incentive Plan will be in the form of New B Convertible Shares and New C Convertible Shares for which executives will be invited to subscribe for, at nominal value of  €0.001 per share. On satisfaction of specified performance conditions, the New B Convertible Shares and the New C Convertible Shares will automatically convert on a one-to-one basis into D Convertible Shares. The D Convertible Shares may be converted by the holder on a one-to-one basis into Ordinary Shares of SKG plc, upon payment of a conversion price. The conversion price for each D Convertible Share is the market value of an Ordinary Share of SKG plc on the date the executive was invited to subscribe for the New B or C Convertible Shares, less the nominal subscription price paid per share.

The 2007 Share Incentive Plan will be administered by the Compensation Committee.

The following are the key provisions of the 2007 Share Incentive Plan:

•       Eligibility.   Employees, including executive directors, of any company in the Group may be invited to subscribe for New B or C Convertible Shares.

•       Performance Criteria.   The performance period for the New B and C Convertible Shares is three financial years. The New B Convertible Shares will automatically convert into D Convertible Shares if the growth in our earnings per share over that period is a percentage equal to at least five percent per annum plus the annual percentage increase in the Consumer Prices Index of Ireland, compounded. The New C Convertible Shares are subject to that same performance condition. In addition, the New C Convertible Shares will convert into D Convertible Shares only if SKG plc’s total shareholder return over the three-year period is at least equal to the median total shareholder return of a peer group of companies. 30% of the New C Convertible Shares will convert into D Convertible Shares at the median performance level and 100% will so convert if SKG plc’s total shareholder return is in the upper quartile of the peer group. A sliding scale will apply for performance between the median and upper quartile.

The Compensation Committee has discretion to require that an executive hold a minimum number of Ordinary Shares of SKG plc at the time of subscription for New B Convertible Shares or New C Convertible Shares under the 2007 Share Incentive Plan and that he maintain such minimum shareholding until the end of the performance period applicable to those shares or such later date as the Compensation Committee may determine. In addition, the Compensation Committee may require that an executive not dispose of the Ordinary Shares issuable upon conversion of his D Convertible Shares for a minimum period of up to two years.

•       Dilution Limits.   The aggregate number of New B Convertible Shares and New C Convertible Shares issued under the 2007 Share Incentive Plan over any ten-year period, beginning on the date of Admission, may not be more than 10% of SKG plc’s issued ordinary share capital from time to time. The number of the New B Convertible Shares issued over any ten-year period, beginning on the date of Admission, may not be more than 5% of SKG plc’s issued ordinary share capital from time to time.

The aggregate number of New B Convertible Shares and New C Convertible Shares issued under the 2007 Share Incentive Plan over any period of 3 years, beginning on the date of Admission, may not be more than 3% of SKG plc’s issued ordinary share capital from time to time. The aggregate number that may be issued in the one-year period beginning on the date of Admission may not be more than 1.5%.

•       Individual Limits.   The maximum aggregate value of the New B Convertible Shares and New C Convertible Shares that may be issued to an executive in any year is 150% of his base salary (or 200% for a newly recruited executive). The maximum value of the New B Convertible Shares that may be issued to an executive in any year is 75% of his base salary (or 100% for a newly recruited executive). Value for this purpose is the sum of the nominal subscription price paid for a New B Convertible Share or C Convertible Share and the conversion price applicable to the D Convertible Shares into which such shares may convert.

Shares issued under other employee share schemes implemented by SKG plc after the date of Admission will be included in the calculation of the dilution and individual share limits, excluding, however, shares issued under employee-wide share schemes, up to 5% of the issued ordinary share capital from time to time.

New B Convertible Shares and New C Convertible Shares that cease to be capable of converting into D Convertible Shares, by reason of the executive leaving employment with us before the relevant conversion date or the applicable performance targets not being achieved in full, and D Convertible Shares that cease to be capable of being converted into Ordinary Shares of SKG plc by reason of the executive leaving employment with us or otherwise in accordance with the provisions of the 2007 Share Incentive Plan, will become subject to our right to redeem those shares at the subscription price paid and those shares will cease to be included in the calculation of the dilution and individual limits.

•       Change in Control.   On a change in control of SKG plc, the performance conditions applicable to New B Convertible Shares and New C Convertible Shares will lapse and they will automatically convert into D Convertible Shares. D Convertible Shares must be converted into Ordinary Shares of SKG plc or may be redeemed by SKG plc for the  nominal subscription price paid.

•       Cessation of Employment.   The New B and C Convertible Shares will cease to be capable of conversion to D Convertible Shares on cessation of employment, save where cessation is due to ill-health, retirement, death or other special circumstances, in which event the portion of such shares referable to the portion of the three-year  performance period completed by the executive may convert into D Convertible Shares. D Convertible Shares may be converted into Ordinary Shares within six months after cessation of employment (or 12 months in the case of death).

•       Amendments.   The Board may amend the 2007 Share Incentive Plan. However, amendments to the material advantage of participants which relate to the price payable for shares issued under the 2007 Share Incentive Plan, the maximum aggregate limits and the maximum individual limits on the shares issuable under the 2007 Share Incentive Plan, the basis of a participant’s entitlement or the provisions for adjustment of shares on a variation of share capital require shareholder approval.

On April 13, 2007, Messrs. McGann, Smurfit and Curley received Class B and C Convertible Shares pursuant to the terms of the 2007 Share Incentive Plan. The Class D Convertible Shares issuable upon conversion of the Class B and Class C Convertible Shares are themselves convertible into Ordinary Shares on a one-for-one basis upon payment of a conversion price equal to €18.28 per share.

Employees

We employed an average of 42,259 employees on a full time equivalent basis in 2006. The table below sets forth the average number of employees for the last three years by region and reporting segment.

	2006	2005	2004
Europe:
Packaging	29,214	18,659	18,536
Specialties	4,266	2,725	4,395
Total	33,480	21,384	22,931
Latin America	8,779	7,828	7,440
Total	42,259	29,212	30,371

The significant increase in employees in Europe in 2006 was as a result of the Merger.

We believe that our relationship with our employees and employee representative bodies is satisfactory.

Share Ownership

SKG plc is a public limited company. SK Funding is an indirectly wholly owned subsidiary of SKG plc.

The following table sets forth certain information regarding the beneficial ownership of SKG plc, as of April 26, 2007 by: (i) each person or entity known to us to own more than 5% of any class of SKG plc’s outstanding securities and (ii) each member of SKGL’s board of directors, each of its named executive officers and all members of the board of directors and executive officers as a group. To our knowledge, each of such security holders has sole voting and investment power as to the ordinary shares shown unless otherwise noted. Beneficial ownership of the securities listed in the table has been determined in accordance with the applicable rules and regulations promulgated under the U.S. Exchange Act.

	Beneficial Ownership(1)
	Number of	Percentage of
	Ordinary Shares	Ordinary Shares
Principal Securityholders:
MDCP Co-investors(2)	46,682,056	21.5%
c/o Walkers SPV Limited
Walkers House
Mary Street
P.O. Box 908GT
George Town
Grand Cayman, Cayman Islands
Smurfit Kappa Feeder G.P.	53,181,884	24.5%
22 Grenville Street
St. Helier
Jersey JB4 8PX
Channel Islands

	Ordinary	A1	A2	A3	B	C	D
	Shares(3)	Convert(4)	Convert(4)	Convert(4)	Convert(4)	Convert(4)	Convert(4)
Directors and Executive Officers:
Sean Fitzpatrick	6,060	—	—	—	—	—	—
Frits Beurskens(5)	—	—	—	—	—	—	—
Gary W. McGann(6)	222,727	32,075	32,075	32,074	49,320	49,320	805,890
Anthony P.J. Smurfit(6)	451,515	26,796	26,796	26,797	34,790	34,790	742,554
Ian J. Curley(6)	192,424	25,172	25,172	25,172	29,160	29,160	723,066
Liam O’Mahony	6,060	—	—	—	—	—	—
Christopher J. McGowan	—	—	—	—	—	—	—
Samuel M. Mencoff(7)	—	—	—	—	—	—	—
Gordon Moore	—	—	—	—	—	—	—
Nicanor Restrepo	—	—	—	—	—	—	—
Rolly van Rappard(8)	—	—	—	—	—	—	—

(1)           “Beneficial ownership” generally means any person who, directly or indirectly, has or shares voting or investment power with respect to a security. The MDCP co-investors and Smurfit Kappa Feeder G.P., under the Articles of Association, have rights to nominate persons for appointment as directors.

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

(3)           Each Directors holding of Ordinary Shares is less than 1% of the total of the Ordinary Shares.

(4)           Mr. Gary McGann owns 5.9% of each of the total A1, A2 and A3 Convertible Shares, 3.5% of each of the total B and C Convertible Shares and 9.5% of the total D Convertible Shares. Mr. Anthony Smurfit owns 4.9% of each of the total A1, A2 and A3 Convertible Shares, 2.5% of each of the total B and C Convertible Shares and 8.7% of the total D Convertible Shares. Mr. Ian Curley owns 4.6% of each of the total A1, A2 and A3 Convertible Shares, 2.1% of each of the total B and C Convertible Shares and 8.5% of the total D Convertible Shares.

(5)           Mr. Frits Beurskens has a beneficial interest, through his interest in Stichting Senior Management Kappa “SSMK” a Dutch Foundation which holds current and former Kappa managements interests in Smurfit Kappa Feeder L.P.

(6)           Pursuant to the terms of the management equity agreement, Messrs. McGann, Smurfit and Curley received Class A1, A2,  and A3 Convertible Shares. The D Convertible Shares resulting from these conversions are convertible on a one-to-one basis into Ordinary Shares of SKG plc, at the option of the holder, upon the payment by the holder of a conversion price of approximately €4.44per share. In addition, Messrs. McGann, Smurfit and Curley own certain Class D Convertible Shares that are today convertible on a one-to-one basis into Ordinary Shares of SKG plc, at the instance of the holder, upon the payment by the holder of a conversion price of between €5.69242 to €4.44 per share. See “—Management Equity Agreement.” Pursuant to the terms of the 2007 Share Incentive Plan, Messrs. McGann, Smurfit and Curley have received Class B and C Convertible Shares. The Class D Convertible Shares issuable upon conversion of the Class B and Class C Convertible Shares are themselves convertible into Ordinary Shares on a one-for-one basis upon payment of a conversion price equal to €18.28 per share. See “—Smurfit Kappa plc 2007 Share Incentive Plan.”

(7)           As Mr. Mencoff is Co-President of Madison Dearborn Partners, he may be deemed to share beneficial ownership of the Ordinary Shares owned by the MDP Investors and MDP III Global. Mr. Mencoff expressly disclaims beneficial ownership of the shares owned by the MDP Investors and MDP III Global.

(8)           Mr Rolly van  Rappard has a beneficial interest, through the holding of his immediate family, in 4,789 Ordinary Interests and €472,301 Preference Capital Interests in Smurfit Kappa Feeder L.P., which in turn holds shares in SKG plc.

Item 7.             Related Party Transactions

Going Public Agreement

By an agreement made as of February 13, 2007 (the “Going Public Agreement”) among SKG plc, SK Acquisitions, MDCP IV Global Investments LP, MDCP III Global Investments LP, MDSE III Global Investments LP (collectively, the “MDCP Co-investors”), Smurfit Kappa Feeder GP Limited (in its capacity as general partner of, and on behalf of, the Kappa Limited Partnership), the Partners in the aforesaid Smurfit Kappa Feeder GP (collectively, the CVC/Cinven Co-investors”), Sir Michael W J Smurfit, Gary McGann, Anthony Smurfit and Ian Curley, the parties thereto entered into certain agreements in respect of the matters referred to below.

The shares issued to the Kappa Limited Partnership (a partnership comprising the former Kappa shareholders) in consideration for the Merger were not calculated on a fully-diluted basis. Accordingly, among the terms of the Merger were anti-dilution rights for the Kappa Limited Partnership, whereby it would be entitled to subscribe for new shares in SKGL at par, to avoid dilution by the issue or creation of new ordinary shares pursuant to pre-Merger warrants or conversion rights. The pre-Merger shareholders of SKGL had similar rights in respect of a smaller number of shares under a single set of circumstances. The obligations of SKGL in this regard were assumed by SKG plc pursuant to the Exchange Offer, with rights to subscribe for Ordinary Shares in SKGL being substituted by rights to subscribe for Ordinary Shares in SKG plc.

The parties to the Going Public Agreement agreed that the Kappa Limited Partnership would, immediately prior to Admission, subscribe for 497,973 new B Ordinary Shares for cash at par (these were re-designated as Ordinary Shares of SKG plc effective as of Admission) in full satisfaction of anti-dilution rights of the parties under the Share Purchase Agreement arising at any time after the date of the Going Public Agreement. Upon Admission, all rights and obligations of all parties under the Share Purchase Agreement governing the Merger terminated. The €98 million 9% Shareholder PIK note due December 31, 2016 of SKGL (the “Shareholder PIK”) issued in connection with the Merger was repayable in the event of the admission of SKGL’s Ordinary Shares to listing. The Shareholder PIK was accordingly repaid upon Admission without reduction otherwise provided for in the Share Purchase Agreement. SKGL had the option of repaying the Shareholder PIK in cash or by the issue of Ordinary Shares at the offer price. Pursuant to the Going Public Agreement, the Shareholder PIK was repaid in cash.

The subscription, termination and repayment provisions of the Going Public Agreement described above were conditional upon Admission.

The Going Public Agreement also provided for the parties thereto who are shareholders in SKGL to cast votes in favor of certain resolutions intended to facilitate the initial public offering and to execute the Second Amended and Restated Management Equity Agreement described under “—Management Equity Agreement.”

Shareholders and Corporate Governance Agreement

SKGL, the MDCP Co-Investors, the CVC/Cinven Co-Investors and certain additional investors listed in the schedule thereto, entered into a shareholders and corporate governance agreement, on December 1, 2005 (as subsequently amended in connection with the Exchange Offer, the “Shareholders and Corporate Governance Agreement”).

Pre-emptive Rights.   Under the terms of the Shareholders and Corporate Governance Agreement each party has the proportional right to purchase all or part of a portion of any additional ordinary shares or equity securities or equity equivalents that are convertible or exercisable into such number of Ordinary Shares of SKG plc (the “New Shares”) calculated by reference to the proportion which such party’s shareholding immediately prior to such issue bears to the total number of shares then in issue.

Restrictions on Transfer.   The Shareholders and Corporate Governance Agreement prohibited any co-investor from transferring any of its Ordinary Shares of SKG plc, subject to certain exceptions such as pursuant to applicable laws of descent in the case of individuals and, in the case of a party which is a company or partnership, among its affiliates.

Participation Rights.   The parties to the Shareholders and Corporate Governance Agreement are granted certain “tag-along” rights which entitle them to participate in certain sales by any MDCP Co-Investors and the CVC/Cinven Co-Investors or their permitted transferees. Any management investor who, together with any affiliates or family members, owns (i) ordinary shares of SKGL with an aggregate investment cost of not less than €50 million (which includes the investment cost in the underlying shares of Jefferson Smurfit Group Limited which were exchanged for shares of SKGL) prior to any public listing of the ordinary shares of SKGL or (ii) on or after a public listing of SKGL’s ordinary shares, a number of ordinary shares having an aggregate value of not less than €50 million or a number of ordinary shares with an aggregate investment cost of not less than 50% of the aggregate investment cost of the ordinary shares held by such investor and such investor’s affiliates and family members as of the date for settlement of consideration after the offer was declared unconditional will have the collective right, together with any other management investors satisfying such requirements, to appoint one member of the board of directors of SKGL (the “Purchased Equity Director”).

However, in the event that a Purchased Equity Director becomes an employee of, serves as a director of or otherwise provides services for any person (other than SSCC and its subsidiaries) without the board of directors’ consent, such person will be removed from the board of directors of SKG plc.

Termination.   The Shareholders and Corporate Governance Agreement terminates upon the earlier of a public listing of the ordinary shares of SKGL and a sale of SKGL to an independent third party pursuant to which such party acquires (i) capital stock of SKGL possessing the voting power to elect a majority of SKGL’s board of directors or (ii) all or substantially all of SKGL’s assets. Consequently, the Shareholders and Corporate Governance Agreement terminated upon Admission.

Registration Rights Agreement

Each of the MDCP Co-Investors, the CVC/Cinven Co-Investors, the management investors, certain additional investors listed in the schedule thereto and Smurfit Kappa Group Limited entered into the amended and restated Registration Rights Agreement, dated December 1, 2005 (the “Registration Rights Agreement”).

Demand Registrations.   Under the Registration Rights Agreement, after an initial public offering of equity securities of SKGL registered under the Securities Act on Form S-1 or similar form, the holders of a majority of the registrable securities held by the MDCP Co-Investors and their affiliates have the right at any time to require SKGL to register any or all of their securities under the Securities Act pursuant to up to three long-form registrations (but, after the time that the MDCP Co-Investors and their affiliates ceased to own at least 10% of fully-diluted ordinary shares of SKGL, no more than one long-form registration) and, if available, an unlimited number of registrations on forms F-2 and F-3 or similar short-form registrations, (“Short-Form Registrations”) at SKGL’s expense (each of these types of registrations are “Demand Registrations”).

Furthermore under the Registration Rights Agreement, after an initial public offering of equity securities of SKGL under the Securities Act on Form S-1 or similar form the CVC/Cinven Co-Investors have the right at any time to require Smurfit Kappa Group Limited to register any or all of their securities under the US Securities Act pursuant to up to three long-form registrations (but, after the time that the CVC/Cinven Co-Investors cease to own at least 10% of fully-diluted ordinary shares of SKGL, no more than one long-form registration) and if available, an unlimited number of registrations on Forms F-2 and F-3 or similar Short-Form Registrations, at SKGL’s expense. The aggregate offering value of each long-form registration has to be at least US$100 million and the aggregate offering value of each short-form registration has to be at least US$50 million.

SKG plc is not required, however, to effect any long-form registration within 180 days after the effective date of a previous demand registration which was a long-form registration or a registration in which the holders of the registrable securities were given piggyback rights pursuant to the Registration Rights Agreement. In addition, SKGL has the right to postpone for up to 180 days the filing or the effectiveness of a registration statement for a Demand Registration if SKGL’s board of directors determines that such Demand Registration would reasonably be expected to have a material adverse effect on any proposal or plan by SKGL or any of its subsidiaries to engage in any material acquisition of assets or any material merger, tender offer, reorganisation or similar transaction.

Piggyback Registrations.   All holders of registrable securities were entitled to request the inclusion of such securities in any registration statement at SKGL’s expense whenever SKGL proposed to register any offering of its equity securities (other than pursuant to a registration statement on Form F-4 (business combination transaction) or Form S-8 (securities to be offered to employees pursuant to employee benefit plans) under the Securities Act) and the registration form to be used may have been used for the registration of such registrable securities.

Related Party Transactions

In June 2005, SKG disposed of the Group companies which owned and operated The K Club, some land proximate to The K Club and the site of the former paper mill in Clonskeagh, Dublin for total cash proceeds of €115 million, to a company partly controlled by Sir Michael Smurfit, the Chairman of the Group. As required under Irish law, shareholder approval was obtained for the proposed transaction.

In 2006, the Group purchased, in the normal course of business, approximately 47,000 metric tons of paper, amounting to approximately €20 million, from Savon Sellu, a company controlled by Dr. Dermot Smurfit together with his brothers Sir Michael Smurfit, the Group’s Chairman, and Dr. Alan Smurfit. At 31 December 2006, an amount of €5.5 million was owed by the Group to Savon Sellu.

On February 9, 2007, the Company and its subsidiary, S.I. Holdings Limited entered into an agreement with Sir Michael Smurfit providing (inter alia) for his resignation from all offices in the Group.

Item 8.             Financial Information

Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

Kappa Packaging’s subsidiary, Kappa Zülpich, is, since May 25, 2004, being investigated by the German Bundes Kartellamt regarding alleged price co-ordination of recovered paper purchases by paper and board producers. We are co-operating fully with the Bundes Kartellamt in respect of its investigation.

Our UK operations were, since July 2004, being investigated by the Office of Fair Trading. We understand that the investigation, which centered on the sheet-feeding business, was prompted by consumer complaints, which were filed during the UK Competition Commission’s investigation of the March 2004 acquisition proposal by DS Smith for Linpac Limited, a competitor of our sheet-feeding business. The investigation looked into the high levels of pricing transparency which exist in the sector and which were a function of, inter alia, vertical integration, swaps and market concentration. This investigation was formally closed by way of letter from the Office of Fair Trading dated September 21, 2006.

On January 16, 2007, representatives of the Autoridade da Concorrência (Portuguese National Competition Authority) visited our Portuguese corrugated plant, located in São Paio de Oleiros, as part of what appears to be a local investigation affecting several Portuguese companies in the packaging sector. We have co-operated fully with the Autoridade da Concorrência and as of this date have not received any news or further communication in relation to this matter.

In October 2006, a notice of claim was received by a former subsidiary of ours from a local County Administrative Board in Sweden requiring it to investigate and remediate an adjacent lake. This lake was polluted by local industry over a very long period of time. The subsidiary was in dialogue with the County Administrative Board over the past 30 years as some of its operations require operating permits under the local environmental code. The investigation is at a very preliminary stage.

In November 2002, we were notified by the Spanish Environmental Enforcement Agency, Seprona, that it had become aware of an accumulation of rain water mixed with manufacturing waste in the vicinity of our Sanguesa plant and that such concentration posed a potential environmental hazard. The rain water was removed and new procedures were put in place to prevent any recurrence. Three of our local managers have been imputed by the court for an offence against natural resources and the environment in respect of this matter. This case was adjourned for consideration on September 22, 2006 and a decision is expected in due course.

We were involved in certain civil and criminal proceedings in Spain arising out of a past acquisition. In November 1988, a subsidiary of Smurfit acquired Industrial Cartonera S.A. (“ICSA”), a Spanish incorporated company, from a subsidiary of Torras. In early 1989, Smurfit acquired a 35% interest in another Spanish company, Industrias del Papel y de la Celulosa, S.A. (‘‘INPACSA’’), a former parent of ICSA. A number of individuals associated with Torras were charged by the public prosecutor in Madrid with diverting, for their own use, a substantial part of the purchase consideration paid by Smurfit for ICSA. The public prosecutor, on behalf of the minority shareholders of INPACSA, also claimed that certain transactions, including the transfer of ICSA by INPACSA which took place prior to JSG’s acquisition of ICSA, caused damage to the minority shareholders of INPACSA. In 1998, the public prosecutor also charged JSG’s Chairman, Sir Michael Smurfit, as the representative of JSG, in these proceedings with respect to the alleged damage to the minority shareholders of INPACSA and Torras. A JSG subsidiary was also one of a number of parties against whom secondary civil liability had been claimed. Preliminary proceedings commenced in March 2003 and on April 11, 2003, the court dismissed the proceedings against Sir Michael Smurfit, the JSG subsidiary and others. The final decision of the court was handed down in March 2004 and confirmed the earlier dismissal with respect to Sir Michael Smurfit and the JSG subsidiary. The decision was appealed to a higher court by two private complainants but not by the public prosecutor. In July 2006, the Supreme Court confirmed the decision of the lower court. No provisions have been recognized in relation to the above matters, as we believe that these liabilities are contingent liabilities on the basis that any possible obligations arising from past events will only be confirmed by the occurrence (or non-occurrence) of future events not wholly within our control.

We were the subject of litigation in the Dominican Republic in relation to the ownership of our corrugated container plant. The lawsuits alleged damages in excess of US$300 million. This matter was settled on December 13, 2006. The Group incurred settlement costs of €22.6 million. The settlement included the transfer of title to us of certain assets and included the payment of cash consideration in three tranches in January 2007, 2008 and 2009. As a result, we have retained ownership of the plant and equipment and the goodwill of the business.

Dividends

The Directors of SKG plc intend to adopt a progressive dividend policy which will take into account the underlying growth in our earnings, as well as its capital requirements and cash flows, whilst maintaining an appropriate level of dividend cover. However, as a company incorporated in Ireland, SKG plc may only pay dividends if sufficient distributable profits are available; as a holding company, SKG plc will be dependent upon dividends and interest distributed to it by its subsidiaries. In addition, we are subject to additional restrictions under the terms of our current debt facilities which may limit our ability to pay dividends.

Certain of the subsidiaries of SKG plc (namely, SK Acquisitions, SK Funding, SKCL, SK Holdings and SKGL) have deficits in their distributable reserves which restrict our ability to pursue the dividend policy outlined above. We intend to eliminate these deficits by implementing a restructuring (the ‘‘Restructuring’’) which we expect to complete in time for us to pursue the dividend policy.

The Restructuring will entail, in part, the payment of dividends from companies at lower levels of the Group to their immediate holding companies. The aggregate amount of dividends payable by Group companies will be equal to the aggregate deficits of all of the relevant subsidiaries (except SK Acquisitions). Upon the receipt by the relevant company of a dividend, it will retain a proportion sufficient to eliminate its deficit and will declare a dividend equal to the balance to its holding company.

In addition, SK Acquisitions has unrealized reserves which were created in 2002 and 2005 by the transfer to it of shareholdings in Group companies by way of capital contributions from its holding company, SK Funding. The Restructuring will include the capitalization of an amount of SK Acquisitions’ reserves equal to SK Acquisitions’ current distributable reserves deficit, which will be used to issue new ordinary shares by way of bonus to SK Funding.

Immediately thereafter, SK Acquisitions will reduce its capital by cancelling bonus shares having a nominal value equal to the amount of its distributable reserves deficit (as an unlimited company, SK Acquisitions may reduce its capital without recourse to the courts). The capital reduction will eliminate SK Acquisition’s distributable reserves deficit.

The net effect of the Restructuring will be the elimination of the deficits in the reserves of the relevant Group companies and, assuming it has sufficient distributable reserves, we will be in a position to pursue the dividend policy outlined above.

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

Item 9.               The Offer and Listing

The 10 1/8% Senior Notes due 2012, the 9 5/8% Senior Notes due 2012 and the 7.75% Senior Subordinated Notes due 2015 are listed on the Luxembourg Stock Exchange.

Item 10.        Additional Information

Memorandum and Articles of Association

The following is a summary of SK Funding’s Memorandum and Articles of Association. A copy of the Memorandum and Articles of Association of SK Funding is included as an exhibit to this annual report.

SK Funding is registered with the Companies Registration Office in Ireland and its company number is 357958.

Objects and Purposes of SK Funding

The objects of SK Funding, as set out more fully in clause 3 of its memorandum of association are as follows:

•       To carry on in any or all of its branches the business of manufacturing, producing, selling, exporting, importing and dealing in and with any and all kinds of paper, paperboard, cardboard, strawboard, plastic, paper substitutes and paper materials generally which may be manufactured or produced from any material or by any process or method and any and all ingredients, by-products and compounds thereof and all articles, commodities, materials or substances made of the foregoing may be utilized, including, without limiting the generality of the foregoing, cartons, boxes, bags, packaging, books, insulating material, wall board, corrugated wrappers, plastic wrappers and containers, building supplies, stationery, toilet accessories, clothing and every other kind of goods, wares and merchandise in the manufacture, production or processing of which paper or its components or compositions might be employed and any and all materials that may be used or useful in connection with such manufacture or production.

•       To acquire and hold controlling and other interests in the share or loan capital of any company or companies.

Directors

SK Funding is managed by directors. There shall be no less than two nor more than fourteen directors. The directors may exercise all such powers of SK Funding as are not, under the Articles of Association or the Irish Companies Acts 1963 to 2005, which we refer to as the “Irish Companies Acts” required to be exercised by SK Funding in the general meeting of shareholders.

The directors may delegate any of their powers to any committee consisting of one or more directors. The directors may by power of attorney appoint any company, firm or person, whether nominated directly or indirectly by the directors, to be the attorneys of SK Funding and with such powers, authorities and discretions for such period and subject to such conditions as they may think fit.

Material Interests

A director who is in any way, whether directly or indirectly, interested in a contract or a proposed contract with SK Funding shall declare the nature of his interest at a meeting of the directors in accordance with the Irish Companies Acts.

Except as provided for in SK Funding’s Articles of Association, a director shall not vote in respect of any contract or arrangement or any other proposal in which he has any material interest which conflicts or may conflict with the interest of SK Funding otherwise than by virtue of his interest in shares or debentures or other securities of or otherwise in or through SK Funding. A director shall not be counted in the quorum present at a meeting related to such a resolution where he is not entitled to vote.

Remuneration

The remuneration of directors is determined by ordinary resolution of SK Funding and is divisible among the directors as they agree, or failing agreement, equally. However, any director who holds office for only part of the period in respect of which remuneration is payable shall be entitled only to rank in such division for portion of remuneration to the period during which he has held office.

Any director who is called upon to perform extra services which in the opinion of the directors are outside the scope of the ordinary duties of a director, SK Funding may remunerate such director either by a fixed sum or by a percentage of profits or otherwise as may be determined by resolution passed and a meeting of the directors and such remuneration may be either in addition or in substitution for any other remuneration to which he may be entitled as a director.

The directors may also be paid all travelling, hotel and other expenses properly incurred by them in attending and returning from meetings of the directors or any committee of the directors or general meetings of SK Funding or in connection with the business of SK Funding. The directors have the power to provide benefits, including pension, gratuities, or otherwise, for any director, former director or other officer or former officer of SK Funding.

Borrowing Powers

Subject to the Companies (Amendment) Act 1983, the directors may exercise all the powers of SK Funding to borrow or raise money, to mortgage or charge its undertaking, property, assets or uncalled capital, and to issue debentures, debenture stock and other securities whether outright or as collateral security for debts, liability, or obligation of SK Funding or any third party, without any limitation as to amount.

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

Number of Shares for Directors’ Qualification

Currently, a director is not required to hold any shares of SK Funding in order to qualify for directorship. A shareholding qualification for directors may be fixed by SK Funding in general meeting.

Rights of Each Class of Shares

Dividend Rights

Each share, subject to the provisions of the Articles of Association and the Irish Companies Acts, may be issued with such rights and restrictions as SK Funding may determine by ordinary resolution.

Subject to the provisions of the Companies (Amendment) Act 1983, SK Funding may in general meeting declare dividends in accordance with the respective rights of the shareholders. No dividend shall exceed the amount recommended by the directors. The directors may also from time to time pay interim dividends.

The directors, before recommending any dividend, set aside out of the profits of SK Funding such sums as they think proper as a reserve or reserves.

Capitalization of Distributable and Non-distributable Profits and Reserves

At a general meeting of shareholders, SK Funding may, upon the recommendation of the directors, resolve that it is advantageous to capitalize any part of the amount for the time being standing to the credit of any of SK Funding’s reserve accounts or to the credit of the profit and loss account.

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

If at any time the share capital is divided into different classes of shares, the rights attached to any class may be varied or abrogated with the consent in writing of the holders of three-fourths of the nominal value of the issued shares of that class, or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of the class, and may be so varied or abrogated whether or not SK Funding is being wound-up. The quorum at any such meeting, other than the adjourned meeting, shall be two persons holding or representing the proxy of at least one-third of the issued shares of the class. If at any adjourned meeting of such holders a quorum as defined above is not present within thirty minutes of the time appointed for such adjourned meeting those members who are present in person or by proxy shall be a quorum.

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

Redemption Provisions

Subject to the provisions of the Companies Act 1990 Act, SK Funding may agree with any shareholder that all or part of such shareholder’s shares are to be redeemed or are liable to be redeemed at the option of SK Funding or the shareholder on such terms and in such manner as may be determined by the directors of SK Funding. Also, subject to the provisions of the Companies Act 1990 Act, SK Funding may issue any shares of the company which are to be redeemed or are liable to be redeemed at the option of the company or the shareholder on such terms and in such manner as may be determined by the company in general meeting by special resolution on the recommendation of the directors.

Changing the Rights of Holders of Stock

Disclosure of Interests

The directors may, in their absolute discretion, when they consider it to be in the best interests of SK Funding, give notice to the holder of any share requiring them to notify SK Funding of the particulars of certain matters, as follows:

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

Alteration of Share Capital

SK Funding may, pursuant to an ordinary resolution of shareholders, increase its share capital. SK Funding may also, subject to the provisions of the Articles of Association, consolidate, subdivide, or cancel any shares. SK Funding may, by special resolution, reduce its share capital, any capital redemption reserve fund or any share premium in any manner and with, and subject to, any incident authorized, and consent required, by law. SK Funding has first and senior lien on every share not being a fully paid share for all monies (whether immediately payable or not) called or payable at a fixed time in respect of that share.

Transfer of Shares

All transfers of shares may be effected by transfer in writing in any usual or common form or in any form acceptable to the directors and must be executed by or on behalf of the transferor and, if the shares transferred are not fully paid, by or on behalf of the transferee. The transferor will be deemed to remain the holder of the shares transferred until the name of the transferee is entered in the register of SK Funding.

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

Restriction of Voting Rights

When a specified event occurs shareholders’ rights may be restricted. These events are:

•       failure of the holder or holders to pay any call or installment of a call in the correct manner and by the time required for such payment;

•       failure of the holder or holders to comply, to the satisfaction of the directors, with the terms of Article 15 of SK Funding’s Articles of Association regarding disclosure of beneficial ownership in respect of any notice or notices given to him or any of them; or

•       the failure by a transferee named in a transfer presented for registration to comply, to the satisfaction of the directors, with all or any of the terms of Article 15 of the Articles of Association in respect of any notice or notices given to him or any transferee.

If any of these events occur, the directors may serve a restriction notice to the holder of the shares. This restriction notice shall prevent such holder from attending, speaking or voting either personally or by proxy at any general meeting.

Purchase of Own Shares

Subject to the provisions of the Irish Companies Acts and the Articles of Association, SK Funding may purchase any of its shares (without any obligation to purchase on any pro rata basis as between shareholders of the same class) on such terms and conditions in such manner as the directors may determine. SK Funding may cancel any shares so purchased, hold them as treasury shares or reissue any such shares. The manner in which shares can be purchased and held is described in Section 211 and Section 209 of the Companies Act, 1990.

General Meetings

Each year SK Funding shall hold a general meeting as its annual general meeting in addition to any other meeting in that year and shall specify this in the meeting notice. Any general meeting other than the annual general meeting shall be called an extraordinary general meeting. Directors may call general meetings, and extraordinary meetings may be called on such requisition, or in default, in such manner as provided by the Irish Companies Acts.

Subject to provision of the Irish Companies Acts, any annual general meeting and a meeting called for passing of a special resolution shall be called upon at least 21 days’ notice in writing and other meetings shall be called upon at least 14 days’ notice in writing. The notice period shall be calculated by excluding the day when notice is given or deemed to be given and the day for which it is given or on which it is to take effect. The notice shall specify the time, place and general nature of the business to be transacted. The accidental omission to give notice of a meeting, or the non-receipt of notice of a meeting, shall not invalidate the proceedings at that meeting.

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

Winding-Up

If SK Funding is wound up, the liquidator may, with the sanction of a special resolution of SK Funding and any other sanction required by the Irish Companies Acts, divide among the members in specie or kind the whole or any part of the assets of SK Funding (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the members or different classes of members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the contributories as the liquidator, with the like sanction, shall think fit, but so that no member shall be compelled to accept any shares or other securities whereon there is any liability.

Untraced Members

SK Funding is entitled to sell, at the best price reasonably obtainable, any share registered in the name of holder or person entitled by transmission, who remain untraced after 12 years. This is provided that:

•       the holder failed to communicate with SK Funding during the 12 year period;

•       SK Funding by advertisement has indicated its intent to sell the share;

•       SK Funding has received no communication from the untraced member for three months following its advertisement; and

•       if any shares are listed or dealt in on the Irish Stock Exchange, SK Funding has first given notice in writing to the Irish Stock Exchange of its intention to sell such shares.

To give effect to such a sale, SK Funding may appoint any person to serve as a transferee of the proceeds. The net proceeds shall be held in a separate account which shall be a debt of SK Funding.

Material Contracts

Acquisition of Jefferson Smurfit Group plc

On October 7, 2002, an investor group led by Madison Dearborn Partners and management of SK (the “Transaction”) acquired Jefferson Smurfit Group plc. The following reflect substantially all of the material contracts entered into in connection with the Transaction.

Financing Arrangements.   The following contracts were entered into by the parties named below to finance the Transaction:

Senior Credit Facility.   In connection with the Transaction, SK Acquisitions (formerly known as JSG Acquisitions) as original borrower entered into a senior credit facility on September 12, 2002, with Deutsche Bank AG London, as facility agent and security agent, Deutsche Bank AG London and Merrill Lynch International as joint arrangers and joint bookrunners, Deutsche Bank AG London and Merrill Lynch Capital Corporation and others as original lenders, SKCL (formerly known as Jefferson Smurfit Group Limited), SK Funding (formerly known as JSG Funding) and SK Acquisitions as original guarantors, and a syndicate of financial institutions and institutional lenders. The senior credit facility originally provided for facilities of up to €2.525 billion. This senior credit facility was subsequently refinanced by the senior credit facility referred to below on November 30, 2005 as part of the financing arrangements for the Merger with Kappa Holding B.V. Where references are made to senior credit facility the reference applies to both the 2002 senior credit facility and the 2005 senior credit facility as appropriate.

Senior Notes due 2012 of SK Funding (formerly known as JSG Funding).   As part of the Transaction, SK Funding issued €350 million in aggregate principal amount of 10 1/8% senior notes due 2012, pursuant to a Euro Indenture, dated as of September 30, 2002, among SK Funding, SK Acquisitions (formerly known as JSG Acquisitions) and Deutsche Bank Trust Company Americas, as trustee, and $545 million in aggregate principal amount of 9 5/8% senior notes due 2012, pursuant to a Dollar Indenture, dated September 30, 2002, among SK Funding, SK Acquisitions and Deutsche Bank Trust Company Americas, as trustee. As part of the SSCC Asset Swap (as defined below), SK Funding issued an additional $205 million in aggregate principal amount of 9 5/8% senior notes due 2012 under the Dollar Indenture. The senior notes mature on October 1, 2012. The senior euro notes bear interest at a rate equal to 10 1/8% per annum. The senior dollar notes bear interest at a rate equal to 9 5/8% per annum. Through maturity, interest on the senior notes is payable semi-annually in arrears on April 1 and October 1 of each year. The senior notes are general, unsecured obligations of SK Funding and rank equally with or senior in right of payment to all current and future indebtedness of SK Funding. Each series of the senior notes will rank pari passu with the other and senior in right of payment to, among other things, the senior subordinated notes. The senior notes effectively rank junior to all of the existing and future indebtedness of SK Funding’s subsidiaries, including those of SK Acquisitions and all borrowing under the senior credit facility, whether such debt is secured or unsecured. SK Acquisitions is the guarantor of the senior notes on a senior subordinated basis. The guarantees rank behind all current and future senior indebtedness of SK Acquisitions, including all borrowing under the senior credit facility. The guarantees also rank behind all liabilities of SK Acquisitions’ subsidiaries. The indentures governing the senior notes contain customary covenants and events of default.

Units Private Placement.   As part of the Transaction, SKCL (formerly known as Jefferson Smurfit Group Limited) and SK Funding (formerly known as JSG Funding) issued 100,000 euro units and 150,000 dollar units for an aggregate of approximately €252.7 million in net proceeds (at the September 23, 2002 exchange rate of €1.00 = $0.9822). The units were issued pursuant to a Euro Unit Agreement, dated as of October 2, 2002, among SK Funding, SKCL, Deutsche Bank AG London, as Euro Unit Agent, and Deutsche Bank Trust Company Americas, as Euro Trustee and Warrant Agent, and a Dollar Unit Agreement, dated as of October 3, 2002, among SK Funding, SKCL, Deutsche Bank Trust Company Americas, as Dollar Unit Agent and Deutsche Bank AG London, as Co-Warrant Agent. Each euro unit consisted of a €1,000 principal amount 15.5% subordinated note due 2013 of SK Funding, and a warrant to subscribe for ordinary shares of SKCL. Each dollar unit consists of a $1,000 principal amount 15.5% subordinated note due 2013 of SK Funding, and a warrant to subscribe for ordinary shares of SKCL.

15.5% Subordinated Notes due 2013 of SK Funding (formerly known as JSG Funding).   In January 2005, SK Funding commenced a tender offer to purchase, for cash, all outstanding existing 15.5% subordinated notes (the “subordinated notes tender offer”). The subordinated notes tender offer was completed on February 14, 2005. All of the euro 15.5% subordinated notes were tendered. The approximately 0.01% of the 15.5% dollar subordinated notes not tendered in February 2005 were redeemed on October 28, 2005 at a redemption price of 108.0%, in accordance with the terms and conditions of the indenture governing the dollar subordinated notes.

Equity Warrants.   Holders of the 15.5% subordinated notes received warrants to purchase, in the aggregate, 1.0% of the outstanding ordinary shares of SKCL (formerly known as Jefferson Smurfit Group Limited), inclusive of the ordinary shares issuable upon the exercise of the warrants, at the price of €0.001 per ordinary share, subject to certain anti-dilution protections. The warrants were issued pursuant to a Warrant Agreement, dated as of October 2, 2002, by and among SKCL, Deutsche Bank Trust Company Americas, as Warrant Agent, Deutsche Bank AG London, as Co-Warrant Agent and MDCP Co-Investors (as defined therein), as amended by the First Amendment to Warrant Agreement, dated as of March 31, 2003, among the Company, the Warrant Agent and the Co-Warrant Agent, and as supplemented by the Supplemental Warrant Agreement, dated as of February 6, 2004, among SKCL, the Warrant Agent, the Co-Warrant Agent and SKGL and a Second Supplemental Warrant Agreement dated February 16, 2007, among SKGL, the Warrant Agent, the Co-Warrant Agent and SKG plc. In accordance with the terms of the Supplemental Warrant Agreement, SKGL assumed the obligations of SKCL in respect of the warrants and in accordance with the terms of the Second Supplemental Warrant Agreement, SKG plc assumed the obligations of SKGL in respect of the warrants and, accordingly, the warrants are now in respect of the issue of the outstanding ordinary shares of SKG plc. The warrants will expire on October 1, 2013. In addition, the holders of warrants are entitled to certain registration rights, tag-along rights and drag-along obligations.

2005 Refinancing Transaction.   The following contracts were entered into by the parties named below as part of the Refinancing Transactions to finance the repayment of the 15.5% Subordinated Notes due 2013 of SK Funding.

7.75% Senior Subordinated Notes due 2015 of SK Funding (formerly known as JSG Funding).   SK Funding issued the 7.75% euro senior subordinated notes in an aggregate principal amount of €217.5 million under a Euro Indenture, dated January 31, 2005, between SK Funding and Deutsche Bank Trust Company Americas, as trustee, Deutsche Bank Luxembourg S.A., as paying agent and transfer agent, and Deutsche Bank AG London, as principal paying agent and transfer agent, and issued the 7.75% dollar senior subordinated notes in an aggregate principal amount of $200 million under a Dollar Indenture, dated as of January 31, 2005, between SK Funding and Deutsche Bank Trust Company Americas, as

trustee, and Deutsche Bank Luxembourg S.A., as paying agent and transfer agent. The senior subordinated notes mature on April 1, 2015 and bear interest at a rate equal to 7.75% per annum. Through maturity, the interest on the subordinated notes is payable each April 1 and October 1 in cash. The senior subordinated notes are unsecured obligations of SK Funding and are subordinated in right of payment to all existing and future senior indebtedness of SK Funding. The subordinated notes are not guaranteed by any of SK Funding’s subsidiaries. As a result, they also effectively rank behind all current and future liabilities, including trade payables, of SK Funding’s subsidiaries. The indentures governing the senior subordinated notes contain customary covenants and events of default.

Tender offer for 15.5% Subordinated Notes due 2013 of SK Funding (formerly known as JSG Funding).   On January 13, 2005, SK Funding commenced a tender offer to purchase for cash all outstanding SK Funding 15.5% subordinated notes. SK Funding applied the net proceeds from the offering of the €217.5 million 7.75% Senior Subordinated Notes due 2015 and the $200 million 7.75% Senior Subordinated Notes due 2015 to fund the purchase of its 15.5% subordinated notes.

SSCC Asset Swap.   Pursuant to (i) that certain Stock Purchase Agreement, dated February 20, 2003, by and among Smurfit-Stone Container Corporation (“SSCC”), Stone Container France S.A. (“SIF”) and Smurfit International B.V. (“SIBV”) (the “EC Agreement”) and (ii) that certain Exchange and Sale Agreement, dated February 20, 2003, by and among SSCC, Stone, SSCC LUX I S.A.R.L., SSCC LUX VII S.A.R.L. (“Lux VII”), SIBV, SIF and Smurfit Canada Holdings Limited (the “MBI Agreement” and together with the EC Agreement, the “Agreements”), SKG purchased substantially all of the assets that comprised SSCC’s European operations for JSG’s 50% ownership interest in Smurfit MBI of Canada and a cash payment of approximately €185 million (the “SSCC Asset Swap”). The Agreements contain standard representations and warranties as to the respective businesses involved in the transaction and requires both parties to provide indemnification to the other against certain losses in certain circumstances. The SSCC Asset Swap was completed on March 30, 2003.

Merger with Kappa Holding B.V.   On December 1, 2005, SK Acquisitions (formerly known as JSG Acquisitions) acquired Kappa Holding B.V. (the “Merger”). The following reflect substantially all of the material contracts entered into in connection with the Merger.

Share Purchase Agreement.   On November 23, 2005, Smurfit Kappa Group Limited (formerly known as JSG Packaging), SK Acquisitions (formerly known as JSG Acquisitions), Smurfit Kappa Feeder G.P. Limited (in its capacity as general partner of Smurfit Kappa Feeder L.P.), certain investment funds managed or advised by Cinven Limited and certain investment funds managed or advised by CVC Capital Partners Limited, which are the controlling shareholders of Kappa, and the other Kappa shareholders entered into a Share Purchase Agreement (the “Share Purchase Agreement”). Pursuant to the Share Purchase Agreement, Smurfit Kappa Group Limited and its subsidiaries and Kappa and its subsidiaries merged their respective operations on December 1, 2005. JSG Packaging was re-named Smurfit Kappa Group Limited. The Merger was completed through the issue of class B ordinary shares of Parent and the payment of consideration comprising €238 million in cash and the issuance of a subordinated promissory note in the amount of approximately €89 million to Kappa’s shareholders. As a result of the Merger, Smurfit Kappa Group Limited’s shareholders owned approximately 58.3% and Kappa’s shareholders owned approximately 41.7% of SKGL.

2005 Senior Credit Facility.   The following contract was entered into by the parties named below in connection with the Merger.

On November 30, 2005, SKCL (formerly known as Jefferson Smurfit Group Limited), SK Acquisitions (formerly known as JSG Acquisitions), certain other subsidiaries of SKCL, as borrowers or guarantors, Deutsche Bank AG, London Branch, Citigroup Global Markets Limited, Credit Suisse First Boston International and JP Morgan PLC, as arrangers, certain lenders named therein, and Deutsche Bank AG, London Branch, as issuing bank, facility agent and security agent, entered into a senior credit facility (the “senior credit facility”). This senior credit facility consists of a €485 million amortizing A Tranche maturing in 2012, a €1,188 million B Tranche maturing in 2013 and a €1,189 million C Tranche maturing in 2014. The borrowers have €875 million of additional borrowing availability under the New senior credit facility, including a €600 million revolving credit facility. On December 1, 2005, €2,622 million and US$175 million was drawn under the senior credit facility to fund the initial cash consideration for the Kappa shares, to refinance the existing senior credit facility of SK Acquisitions and the existing senior credit facility of Kappa Packaging B.V. (“Kappa Packaging”), and to fund the redemption price for the 10 5/8% Senior Subordinated Notes due 2009 and the 12½% Senior Subordinated Discount Notes due 2009 issued by Kappa Beheer B.V., and to pay related costs and expenses.

Priority Agreement.   The following contract was entered into by the parties named below in connection with the senior credit facility.

On November 30, 2005, SKCL (formerly known as Jefferson Smurfit Group Limited), certain subsidiaries of SKCL, as obligors, certain banks and financial institutions named therein as senior creditors, Deutsche Bank Trust Company Americas, as bond trustee, Adavale (Netherlands) B.V., as junior creditor, certain banks and financial institutions named therein as hedging banks, and Deutsche Bank AG, London Branch, as senior agent and security agent, entered into a priority agreement (the “Priority Agreement”). The Priority Agreement provides, among other things, that each of the intercompany loans made by SK Funding to SK Acquisitions is subordinated in right of payment to the prior payment in full in cash of all obligations of SK Acquisitions in respect of senior obligations under the senior credit facility. The intercompany loans consist of SK Funding’s loans to SK Acquisitions of the gross proceeds SK Funding received from the issuance of 9 5/8% senior notes due 2012, 10 1/8% senior notes due 2012 and 7.75% senior subordinated notes due 2015.

Management Arrangements.   In connection with the Transaction, each of the executive officers of JSG entered into an employment agreement and management equity agreement with Jefferson Smurfit Group Limited. The management equity agreement was amended and restated in December 2005 in connection with the merger and the formation of SKGL. The employment agreements and management equity agreement were amended and restated in February 2007 and March 2007, respectively, in connection with the initial public offering of SKG plc. SKG plc entered into agreements with Sir Michael Smurfit relating to his retirement. We also adopted the Smurfit Kappa plc 2007 Share Incentive Plan. A detailed description of each of these contracts is set forth in this Form 20-F under Item 6 under the caption “Management Equity Agreements, “Executive Directors’ Service Contracts” and “Smurfit Kappa plc 2007 Share Incentive Plan.”

Investor Arrangements.   In connection with the Transaction, substantially all of the investors in the Transaction (including the management investors) entered into a number of agreements relating to their equity investment in Jefferson Smurfit Group Limited. Each of these agreements were amended and restated in December 2005 in connection with the Merger and the formation of SKGL. A detailed description of each of these contracts is set forth in this Form 20-F under Item 7 under the captions “Registration Rights Agreement” and “Shareholders’ and Corporate Governance Agreement.” The Shareholders’ and Corporate Governance Agreement terminated upon Admission.

Initial Public Offering.   On March 14, 2007, SKG plc completed an initial public offering, with the placing to institutional investors of 78,787,879 new Ordinary Shares in SKG plc, a company formed in January 2007 as the ultimate holding company for the Group. This offering, together with the issue of an additional 11,818,181 Ordinary Shares, generated gross proceeds of €1,495 million, which were used to repay certain debt obligations and to prepay the shareholder PIK note issued in connection with the Merger and related costs and expenses. Trading in the shares (“Admission”) on the Irish Stock Exchange and on the London Stock Exchange commenced on March 20, 2007. The additional shares were issued on Admission by Deutsche Bank acting as stabilizing manager under an over-allocation option representing shares up to a maximum of 15% of the total number of shares comprised in the initial public offering.

Going Public Agreement.   In connection with the initial public offering of SKG plc, we entered into a Going Public Agreement with the principal investors in SKG plc and members of senior management relating to certain matters in connection with the initial public offering of SKG plc. A detailed description of this contract is set forth in this Form 20-F under Item 7 under the caption “Going Public Agreement.”

Tender Offers for Senior Notes.   In March 2007, SK Holdings completed a tender offer and consent solicitation for its PIK notes. 90% of the PIK notes were tendered in the tender offer. SK Holdings used a portion of the net proceeds from the initial public offering proceeds it received from SKG plc to finance the repurchase of notes and to pay fees and expenses related to the tender offer. The 10% of PIK notes not tendered in the tender offer were redeemed in April 2007.

In March 2007, SK Funding completed a tender offer for up to $470 million of its outstanding 9 5/8% Dollar Senior Notes due 2012 (the “Dollar senior notes”) and up to €219 million of its outstanding 10 1/8% euro Senior Notes due 2012 (the “euro senior notes”). In April 2007, SK Funding completed a further tender offer for up to $208 million of its outstanding Dollar senior notes and up to €98 million of its outstanding euro senior notes. Upon completion of the second tender offer, $72 million aggregate principal amount of Dollar senior notes and €33 million of euro senior notes remained outstanding. SK Funding used the net proceeds from the initial public offering proceeds it received from SKG plc to finance the repurchase of notes and to pay fees and expenses related to the tender offers.

Exchange Control

There are no Irish foreign exchange control restrictions on the payment of dividends on the ordinary shares to holders, non resident in Ireland or on the conduct of our operations.

Taxation

United States Taxation

The following is a description of the material U.S. tax consequences of the acquisition, ownership and disposition of the 9 5/8% senior notes due 2012, the 10 1/8% senior notes due 2012 and the 7.75% senior subordinated notes due 2015 (collectively, the “notes”). The statements regarding U.S. tax laws and practices set out below, including the statements regarding U.S./Irish double taxation convention relating to income and capital gains, which we refer to as the Tax Treaty, assume that the notes were issued, and transfers thereof and payments thereon will be made, in accordance with the applicable notes indenture. For purposes of the Tax Treaty and the U.S. Internal Revenue Code of 1986, as amended to the date hereof, which we refer to as the Code, U.S. Holders of book-entry interests will be treated as owners of the notes underlying such book-entry interests and, except as noted below, the tax consequences of owning book-entry interests will be the same as those applicable to ownership of the notes.

Holders of the notes are also advised to consult their own tax advisors as to the U.S. or other tax consequences of the purchase, ownership and disposition of the notes, including the effect of any state, local, or foreign tax laws.

This discussion deals only with investors that hold notes as capital assets. The discussion does not cover all aspects of U.S. federal taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on, the acquisition, ownership or disposition of notes by particular investors, and does not address state, local, foreign or other tax laws. In particular, this discussion does not address all of the tax considerations that may be relevant to certain types of investors subject to special treatment under the U.S. federal income tax laws (such as banks, insurance companies, regulated investment companies, real estate investment trusts, investors liable for the alternative minimum tax, individual retirement accounts and other tax-deferred accounts, tax-exempt organizations, dealers in securities or currencies, investors that will hold the notes as part of a straddle or hedging, constructive sale, integrated or conversion transactions for U.S. federal tax purposes, a person that actually or constructively owns more than 10% of the voting stock of SKCL, traders in securities that have elected the mark-to-market method of accounting for their securities, or investors whose functional currency is not the U.S. dollar).

As used herein, the term “U.S. Holder” generally means (i) a citizen or resident of the U.S. for U.S. federal income tax purposes, (ii) a corporation, partnership or limited liability company created or organized under the laws of the U.S. or any political subdivision thereof, (iii) a person or entity that is otherwise subject to U.S. federal income tax on a net income basis in respect of income derived from the notes or (iv) a partnership to the extent the interest therein is owned by a person who is described in clause (i), (ii) or (iii) of this paragraph. As used herein, the term “Non-U.S. Holder” means anyone that is not a U.S. Holder.

As used herein, the term “U.S. Holder” generally means (i) a citizen or resident of the U.S. for U.S. federal income tax purposes, (ii) a corporation, partnership or limited liability company created or organized under the laws of the U.S. or any political subdivision thereof, (iii) a person or entity that is otherwise subject to U.S. federal income tax on a net income basis in respect of income derived from the notes or (iv) a partnership to the extent the interest therein is owned by a person who is described in clause (i), (ii) or (iii) of this paragraph. As used herein, the term “Non-U.S. Holder” means anyone that is not a U.S. Holder.

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

IRS Circular 230 Disclosure

To ensure compliance with requirements imposed by the U.S. Internal Revenue Service, we inform you that any tax advice contained herein was not intended or written to be used, and cannot be used, by any taxpayer for the purpose of (1) avoiding tax-related penalties under the U.S. Internal Revenue Code or (2) promoting, marketing or recommending to another party any tax-related matters addressed herein. Each taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor.

Consequences to U.S. Holders

Payment of Interest.   The notes were not issued with original issue discount. Accordingly, a U.S. Holder will be taxed on the interest on a note at ordinary income rates at the time at which such interest accrues or is received in accordance with such U.S. Holder’s regular method of accounting for U.S. federal income tax purposes.

A U.S. Holder who uses the cash method of accounting for federal income tax purposes and who receives interest on a euro note, which we refer to as a “foreign currency note,” in a currency other than the U.S. dollar, which we refer to as “foreign currency,” will be required to include in income the U.S. dollar value of such foreign currency, determined using the spot rate in effect on the date such payment is received, regardless of whether the payment is in fact converted to U.S. dollars at that time. No currency exchange gain or loss will be recognized by such holder on such interest payments if the foreign currency is converted into U.S. dollars on the date received at that spot rate. The U.S. federal income tax consequences to a U.S. Holder of a foreign currency note of the conversion of foreign currency received in respect of the foreign currency note to U.S. dollars are described below. See “—Exchange of Foreign Currencies.”

A U.S. Holder who uses the accrual method of accounting for federal income tax purposes will be required to include in income the U.S. dollar value of the amount of interest income accrued with respect to a foreign currency note in a taxable year in accordance with either of two methods. Under the first method, the U.S. dollar value of such accrued income will be determined by translating such income at the average rate of exchange for the relevant interest accrual period, or with respect to an accrual period that spans two taxable years, at the average rate for the portion of such accrual period within the taxable year. The average rate of exchange for an interest accrual period (or portion thereof) is the simple average of the spot rates for each business day of such period (or such other average that is reasonably derived and consistently applied). Under the second method, an accrual basis U.S. Holder may elect to translate such accrued interest income using the spot rate in effect on the last day of the accrual period or, with respect to a partial accrual period, using the spot rate in effect on the last day of the taxable year. If the last day of an accrual period is within five business days of the receipt of the accrued interest, a U.S. Holder may translate such interest using the spot rate in effect on the date of receipt. The above described election must be made in a statement filed with the U.S. Holder’s first U.S. tax return for which the election is effective and must be applied consistently to all debt obligations held by the U.S. Holder from year to year and may not be changed without the consent of the Internal Revenue Service. Whether or not such election is made, a U.S. Holder may recognize exchange gain or loss (which will be treated as ordinary income or loss) with respect to accrued interest income on the date such interest income is actually paid or received (including upon a sale or other disposition of such note, the receipt of proceeds of which include amounts attributable to accrued interest previously included in income). The amount of ordinary income or loss recognized will be equal to the difference, if any, between the U.S. dollar value of the foreign currency received (determined using the spot rate in effect on the date such payment is received) in respect of such accrued interest and the U.S. dollar value of the interest income that accrued during such interest accrual period (as determined above). No additional exchange gain or loss will be recognized by such holder if such foreign currency is converted to U.S. dollars on the date received at that spot rate. The U.S. federal tax consequences of the conversion of foreign currency into U.S. dollars are described below. See “—Exchange of Foreign Currencies.”

Disposition of Notes.   Upon the sale, exchange, retirement, or other disposition of a note, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized upon the sale, exchange, retirement, or other disposition (less any portion attributable to accrued but unpaid interest or market discount (discussed below), both of which will be treated as ordinary income for U.S. federal income tax purposes) and such U.S. Holder’s adjusted tax basis in a note. A U.S. Holder’s adjusted tax basis in a dollar note generally will equal the cost of the dollar note to such U.S. Holder, less any principal payments received by such U.S. Holder plus any market discount previously included in income by the holder with respect the note. Assuming the foreign currency notes are not traded on an established securities market, (1) the amount realized by a U.S. Holder on a sale, exchange, retirement, or other disposition of a foreign currency  note generally will be based on the U.S. dollar value of the foreign currency on the date of disposition, and (2) a U.S. Holder’s adjusted tax basis in a foreign currency  note will equal the U.S. dollar cost of the foreign currency  note to such holder on the date of purchase less any principal payments received by the U.S. Holder plus any market discount previously included in income by the holder with respect the  note.

If the foreign currency notes are traded on an established securities market, a special rule applies for the determination of the amount realized and the basis of the foreign currency notes held by a cash basis taxpayer. Pursuant to this rule, units of foreign currency paid or received are translated into U.S. dollars at the spot rate on the settlement date of the purchase or sale. In that case, no exchange gain or loss will result from currency fluctuations between the trade date and the settlement date of such a purchase or sale. An accrual basis taxpayer may elect the same treatment required of cash basis taxpayers with respect to purchases and sales of foreign currency notes that are traded on an established securities market, provided the election is applied consistently from year to year. Such election may not be changed without the consent of the Internal Revenue Service.

Except as provided below with respect to gain or loss on a foreign currency note attributable to currency fluctuations, a U.S. Holder’s gain or loss realized upon the sale, exchange, retirement or other disposition of a note will generally be treated as U.S. source gain or loss and will be long term capital gain or loss if, at the time of the sale, exchange, retirement or other disposition of a note, the U.S. Holder has held the note for more than one year. If a U.S. Holder is an individual and the note being sold, exchanged, or retired is a capital asset held for more than one year, the U.S. Holder may be eligible for reduced rates of taxation on any capital gain recognized. The ability to deduct capital losses is subject to limitations.

To the extent that the amount realized on a sale, exchange, retirement, or other disposition of a note represents accrued but unpaid interest, such amount must be taken into account as interest income, if it was not previously included in income, and exchange gain or loss may be realized as described above. See “—Payment of Interest.” In the case of a U.S. Holder who acquired the notes with market discount (discussed below), any gain recognized upon the sale, exchange, redemption, or other disposition of the notes generally will be treated as ordinary income to the extent of the market discount that accrued during the period such U.S. Holder held such notes, unless the U.S. Holder previously had elected to include such accrued market discount in the U.S. Holder’s income on a current basis. See “—Market Discount and Bond Premium.”

Gain or loss realized by a U.S. Holder upon the sale, exchange, or retirement, or other disposition of a foreign currency note that is attributable to fluctuations in the rate of exchange between the U.S. dollar and the foreign currency will be ordinary income or loss and generally will be treated as U.S. source gain or loss. Gain or loss attributable to fluctuations in exchange rates will equal the difference between (i) the U.S. dollar value of the foreign currency principal amount of the foreign currency  note, determined at the spot rate on the date such payment is received or the foreign currency  note is disposed of (or, where the foreign currency  note is traded on an established securities market and the holder is a cash-basis taxpayer or an electing accrual basis taxpayer, on the settlement date), and (ii) the U.S. dollar value of the principal amount of the foreign currency  note, determined at the spot rate on the date the U.S. Holder acquired the foreign currency  note. Such foreign currency exchange gain or loss will be recognized only to the extent of the total gain or loss realized by the U.S. Holder on the sale, exchange, retirement, or other disposition of the foreign currency note.

Market Discount and Bond Premium

A U.S. Holder who purchases a note at a “market discount” that exceeds a statutorily defined de minimis amount will be subject to the “market discount” rules. In general, “market discount” is the excess of a debt instrument’s stated redemption price at maturity over the holder’s basis in such debt instrument immediately after its acquisition. The stated redemption price at maturity of a debt instrument is the sum of all amounts payable with respect to the debt instrument, whether denominated as principal or interest (other than qualified stated interest payments). Qualified stated interest generally means stated interest that is unconditionally payable in cash or other property (other than additional debt instruments of the SK Funding at least annually at a single fixed rate (or at certain qualifying variable rates).

Any gain on sale of a debt instrument attributable to a U.S. Holder’s unrecognized accrued market discount is generally treated as ordinary income to the U.S. Holder. The amount of accrued market discount is calculated on a ratable basis or, at the election of the holder, on a constant yield to maturity basis. In addition, a U.S. Holder who acquires a debt instrument at a market discount may be required to defer a portion of any interest expense that otherwise may be deductible on any indebtedness incurred or maintained to purchase or carry the debt instrument until the U.S. Holder disposes of the debt instrument in a taxable transaction.

Instead of recognizing any market discount upon a disposition of a note (and being required to defer any applicable interest expense), a U.S. Holder may elect to include market discount in income currently as the discount accrues. Any current accruals of market discount with respect to notes pursuant to such election should be treated as interest on the notes (as discussed above). The current income inclusion election, once made, applies to all market discount obligations acquired by the electing U.S. Holder on or after the first day of the first taxable year in which the election applies, and may not be revoked without the consent of the IRS.

Accrued market discount on a foreign currency note (other than market discount that a U.S. Holder has elected to currently include in income) will be translated into U.S. dollars at the spot rate on the date the foreign currency  note is sold, exchanged, redeemed, or otherwise disposed of. No part of such accrued market discount is treated as exchange gain or loss. Accrued market discount that a U.S. Holder has elected to currently include in income will be translated into U.S. dollars at the average exchange rate for the accrual period. Such U.S. Holder may recognize exchange gain or loss (which will be treated as ordinary income or loss) with respect to market discount on the date such market discount is actually received (including upon a sale or other disposition of such note, the receipt of the proceeds of which include amounts attributable to accrued market discount previously included in income). The amount of ordinary income or loss recognized will be equal to the difference, if any, between the U.S. dollar value of the foreign currency received (determined using the spot rate in effect on the date such payment is received) in respect of such accrued market discount and the U.S. dollar value of the market discount that accrued during such accrual period. No additional exchange gain or loss will be recognized by such holder if such foreign currency is converted to U.S. dollars on the date received at that spot rate. The U.S. federal tax consequences of the conversion of foreign currency into U.S. dollars are described below. See “—Exchange of Foreign Currencies.”

In the event that a note is purchased at a premium, i.e., for an amount in excess of the amount payable at maturity, a U.S. Holder generally may elect to offset payments of qualified stated interest on such note by an allocable portion of the premium (which will result in a corresponding reduction in such U.S. Holder’s tax basis in the note). The portion of the premium allocable to each interest payment generally is calculated based on the U.S. Holder’s yield to maturity for the note. If a U.S. Holder elects to amortize bond premium with respect to the note, such election will also apply to all other debt instruments held by such U.S. Holder during the year in which the election is made and to all debt instruments acquired after that year. The election may not be revoked without the consent of the IRS.

A U.S. Holder of foreign currency notes who has elected to offset payment of qualified stated interest on such foreign currency notes with an allocable portion of the premium will reduce interest income in units of foreign currency. Exchange gain or loss will be realized with respect to such premium by treating the portion of such premium amortized as a return of principal. With respect to a holder who does not elect to amortize premium, the amount of premium will constitute a market loss when the foreign currency note matures.

Exchange of Foreign Currencies.   A U.S. Holder will have a tax basis in any foreign currency received as interest or on the sale, exchange, retirement or other disposition of a note equal to such currency’s U.S. dollar value at the time such foreign currency is received. As discussed above, however, if the foreign currency notes are traded on an established securities market, cash basis taxpayers (or, upon election, accrual basis taxpayers) will determine the U.S. dollar value of any foreign currency received in connection with the sale, exchange, retirement or other disposition by translating such foreign currency received at the spot rate of exchange on the settlement date of the sale, exchange, retirement or other disposition. Any gain or loss realized by a U.S. Holder on a sale or other disposition of foreign currency (including the exchange of such currency for U.S. dollars) will be ordinary income or loss and generally will be U.S. source gain or loss.

Foreign Tax Credit.   Interest received (and market discount recognized) by a U.S. Holder generally will be treated as foreign source income and will be considered “passive” income or “financial services” income, which is treated separately from other types of income in computing the foreign tax credit such U.S. Holder may take under U.S. federal income tax laws.

Consequences to Non-U.S. Holders

Interest and Market Discount on the Notes.   A Non-U.S. Holder generally will not be subject to U.S. federal income tax or withholding with respect to the interest (or market discount) on a note. If, however, the interest (including market discount) on a note is effectively connected to a U.S. trade or business of the Non-U.S. Holder or, if a tax treaty applies, is attributable to a U.S. permanent establishment of the Non-U.S. Holder, such holder, although exempt from U.S. withholding tax, will be subject to U.S. federal income tax on such interest (and market discount) on a net income basis in a similar manner as if it were a U.S. Holder. Interest (and market discount) received by a Non-U.S. Holder on a  note generally will be considered effectively connected with a U.S. trade or business only if the Non-U.S. Holder is (i) an insurance company carrying on a U.S. business to which such interest (or market discount) is attributable, within the meaning of the Code, or (ii) has an office or other fixed place of business in the U.S. to which the interest (or market discount) is attributable and either (x) the interest (or market discount) is derived in the active conduct of a banking, financing, or similar business within the U.S. or (y) the interest (or market discount) is received by a corporation the principal business of which is trading in stock or securities for its own account. In addition, if such holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits for the taxable year, subject to adjustments. For this purpose, interest (and market discount) on a note will be included in such foreign corporation’s earnings and profits.

Disposition of Notes.   A Non-U.S. Holder will generally not be subject to U.S. federal income tax with respect to gain recognized on a sale, exchange, redemption or other disposition of  notes, provided that (i) the gain is not effectively connected with a trade or business of the Non-U.S. Holder in the U.S. (or, if a tax treaty applies, is attributable to a U.S. permanent establishment of the Non-U.S. Holder) and (ii) in the case of a foreign individual, the foreign person is not present in the U.S. for 183 days or more in the taxable year, and certain other conditions are met.

If an individual Non-U.S. Holder meets the effectively connected requirement described above, he will be taxed on his net gain (including any gain attributable to market discount) derived from the sale or other disposition under U.S. federal income tax rates applicable to a U.S. Holder.

If a Non-U.S. Holder that is a foreign corporation meets the “effectively connected” requirement described above, it will be taxed on its gain (including any gain attributable to market discount) under U.S. federal income tax rates applicable to a U.S. Holder and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits within the meaning of the Code for the taxable year, as adjusted for certain items, unless it qualifies for a lower rate under an applicable income tax treaty.

Tax Shelter Reporting Requirements

If a holder of notes realizes a foreign currency loss in an amount that exceeds a certain threshold, it is possible that the provisions of U.S. Treasury Regulations involving “reportable transactions” could apply, with a resulting requirement to separately disclose the loss generating transactions to the IRS. While these regulations are directed towards “tax shelters”, they are written quite broadly, and apply to transactions that would not typically be considered tax shelters. Significant penalties may be imposed for failure to comply with these requirements. Holders should consult their own tax advisors concerning any possible disclosure obligation with respect to the notes.

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

Irish Taxation

The following is a summary of the material current Irish tax law and practice with regard to holders of the notes. It does not purport to be a complete description of all of the tax considerations that may be relevant to a decision to buy, hold, sell, redeem or dispose of the notes and does not constitute tax or legal advice but is a summary of the material Irish tax considerations. The comments relate only to the position of persons who are the beneficial owners of the notes and all coupons and other rights thereon, and who will hold notes as capital assets, and may not apply to certain classes of persons such as dealers in securities. The comments are generally based upon Irish tax law and the practice of the Irish Revenue Commissioners as of the date hereof, which may be subject to change. Prospective noteholders are advised to consult their own tax advisers concerning the overall tax consequences of such ownership.

Withholding Tax

Withholding tax will not apply to interest payments (whether satisfied in cash or in kind) made by SK Funding to holders of the notes to the extent:

(1)         the notes are represented by a global note and are quoted on a recognized stock exchange, which we refer to as “quoted eurobonds,” and interest payments are made:

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

(2)         the interest is paid in the ordinary course of a trade or business of SK Funding and the holder is an “excluded company”. An excluded company for these purposes is a company which is tax resident in a Member State of the European Union under the law of that Member State, or in a territory with which Ireland has a double tax treaty under the law of that territory, is not tax resident in Ireland, does not carry on a trade or business in Ireland through a branch or agency with which the interest is connected, and has provided the required confirmation of same to SK Funding on or before the date on which the interest is paid; or

(3)         the holder is resident in a jurisdiction which has concluded a double tax treaty with Ireland which provides that payment of interest may be paid either without deduction or withholding or with reduced withholding in respect of taxes and the holder is entitled to the benefit of that exemption from, or, as the case may be, reduction of withholding tax and has made all the requisite filings with the appropriate authorities to obtain relief under that treaty in advance of any interest payment.

As the notes are listed on the Luxembourg Stock Exchange, they will qualify as “quoted eurobonds”. Furthermore the paying agent is located outside Ireland. Accordingly, for so long as this is the case, the exemption under 1(a) above should apply to payments of interest on the notes.

Original issue discount, if any, payable on the notes will not be subject to Irish withholding tax irrespective of the place of residence or ordinary residence of the holder.

Encashment Tax

A collection or encashment agent in Ireland obtaining payment of interest whether in Ireland or elsewhere on a note which is a quoted eurobond or realizing in Ireland any interest on behalf of a holder of a note must withhold income tax at the standard rate (which is currently 20%) on making payments of such interest. This obligation does not arise where the person that is the beneficial owner of the note and entitled to the interest is not resident in Ireland and has made a declaration in the prescribed form and has provided that declaration to the collection or encashment agent, and the interest is not deemed, under the provisions of Irish tax legislation, to be that of some other person. Holders should note that appointment of an Irish collection or encashment agent may (subject to the above) bring them within the charge to Irish encashment tax. Encashment tax will not arise by virtue of the clearing of a cheque or the arrangement for the clearing of a cheque, by a banker.

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

Holders that are not resident or ordinarily resident in Ireland for tax purposes will be exempt from Irish income tax in respect of interest on the notes where:

•       the interest is paid in the ordinary course of business of SK Funding and the holder is an “excluded company” as described above;

•       the notes constitute “quoted eurobonds” and the interest is paid free of withholding tax in the circumstances described above, to a person who is tax resident in a Member State of the European

Union, or in a territory with which Ireland has a double taxation treaty and is not resident in Ireland, which we refer to as an “excluded person”; or

•       the holder is resident in a country with which Ireland has a double tax treaty, the provisions of which exempt such person from Irish income tax on the interest, which we refer to as an “exempt double tax treaty resident.”

•       corporate holders who carry on a trade in Ireland through a branch or agency may be liable to Irish corporation tax where the notes are held in connection with the trade.

Ireland operates a self assessment system of tax and any person other than an “excluded company”, “excluded person” or “exempt double tax treaty resident” in receipt of Irish source income comes within its scope, including a person who is neither resident nor ordinarily resident in Ireland. However, in the absence of a withholding tax there is currently no mechanism to enable the Irish Revenue Commissioners to obtain payment of any liability from a non-resident person and for that reason to date it has been the practice of the Revenue Commissioners not to seek to collect the liability from such non-resident persons unless the recipient of the income has any other tax connection with Ireland such as a claim for repayment of Irish tax deducted at source, an Irish agency, branch, trustee or trade. However, there can be no guarantee that this practice will continue.

Generally, original issue discount payable by an Irish resident SK Funding is regarded as Irish source income and therefore, although paid gross, may be chargeable to Irish income tax or corporation tax as the case may be. Holders that are resident or ordinarily resident in Ireland for tax purposes may be chargeable to Irish corporation tax or income tax in respect of original issue discount, if any, payable on the notes depending on their circumstances.

E.U. Savings Tax Directive

On June 3, 2003, the European Union adopted the directive regarding the taxation of savings income in the form of interest payments from debt-claims. Each Member State was required to implement the Directive before January 1, 2004 and to apply the Directive from January 1, 2005.  With effect from 1 July 2005, the European Savings Directive was incorporated into Irish law. The aim of the Directive is to ensure that individual tax residents within the E.U. are subject to effective taxation on any interest income received by them. In order to achieve this, the majority of Member States have adopted a system of automatic exchange of information, however, certain States, such as Belgium, Austria and Luxembourg have opted to operate a withholding tax rather than exchange information. Certain dependant and associated territories of the UK and the Netherlands, such as Anguilla, Aruba and the British Virgin Islands have also adopted the Savings Directive from 1 July 2005. In addition, a series of agreements between the E.U. and Andorra, Liechtenstein, Monaco, San Marino and Switzerland also came into effect from 1 July 2005.

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

Anti Avoidance

Holders of the notes who are resident or ordinarily resident in Ireland for tax purposes (“Irish Holders”) may be subject to Irish income tax or corporation tax, as the case may be, arising from their disposal. The nature of the tax charge will depend on the particular circumstances of the holder.

Irish Holders should have regard, where appropriate, to the provisions relating to the taxation of income deemed to arise on certain sales of securities and other provisions contained in the Taxes Consolidation Act, 1997 relating to the purchase and sale of securities. In particular, certain Irish Holders should note that if they dispose of their notes “cum” interest they may be subject to income tax on the interest which has accrued on the notes up to the date of sale in certain circumstances. Irish Holders who sell or transfer the right to receive interest (whether paid in cash or in kind) on the notes without selling or transferring the notes, may be liable to pay income tax on that interest, in the tax year in which the right to receive the interest is sold. In addition, certain Irish holders who purchase the notes “cum” interest and who subsequently sell the notes “ex” interest may be disallowed loss relief for income tax in certain circumstances.

Stamp Duty

No Irish stamp duty will be payable on the issue of the notes. No Irish stamp duty will be payable on a transfer of the notes provided the following conditions are met:

1.                the notes do not carry a right of conversion into stocks or marketable securities (other than loan capital) of a company having a register in Ireland or into loan capital having such a right;

2.                the notes do not carry rights of the same kind as shares in the capital of a company, including rights such as voting rights, a share in the profits or a share in the surplus on liquidation;

3.                the notes are redeemable within 30 years of the date of issue and not thereafter;

4.                the notes are issued for a price which is not less than 90% of their nominal value; and

5.                the notes do not carry a right to a sum in respect of repayment or interest which is related to certain movements in an index or indices specified in any instrument or other document relating to the notes.

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

SK Funding’s annual report on Form 20-F, current reports on Form 6-K and all amendments to those reports are made available free of charge through our website (www.smurfitkappa.com) as soon as practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission.

Item 11.                 Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Market Risk

We are exposed to changes in interest rates. Our senior credit facility is variable rate debt. Interest rate changes therefore generally do not affect the market value of such debt but do impact the amount of our interest payments and, therefore, our future earnings and cash flows, assuming other factors are held constant. As at December 31, 2006, we had variable rate debt of approximately €1.5 billion. Holding other variables constant, including levels of indebtedness, a one percentage point increase in interest rates would have had an estimated impact on pre-tax earnings of approximately €15 million. Under the terms of the senior credit facility, we have entered into interest rate protection agreements establishing a fixed interest rate with respect to some of the outstanding term loan borrowing under the senior credit facility. We are required to keep these agreements or their replacements in place for at least two years from December 1, 2005.

Currency Sensitivity

The consolidated group operates in the following principal currency areas: the euro, the U.S. dollar, the Swedish Krona and sterling. In 2006, we reported a translation gain of €24 million on our foreign currency net assets, compared to €6 million in 2005. We believe that a strengthening of the euro exchange rate by 1% against all other foreign currencies from December 31, 2006 would reduce the shareholders’ equity at the end of 2006 by approximately €20 million (as compared to approximately €8 million at end of 2005).

Commodity Pricing Risks

We are exposed to commodity price risks through our dependence on recovered paper, the principal raw material used in the manufacture of containerboard. The price of recovered paper is dependent on both demand and supply conditions. Demand conditions include the production of recycled containerboard in Europe and the demand for recovered paper for the production of recycled containerboard outside of Europe, principally in Asia. Supply conditions include the rate of recovery of recovered paper, itself dependant on historic pricing related to the cost of recovery, and have some slight seasonal variations.

Just over 1.05 metric tons of recovered paper are required to manufacture 1.0 metric ton of recycled containerboard. Consequently, an increase in the price of recovered paper of, for example, €20 per metric ton would increase the cost of production of recycled containerboard by approximately €21 per metric ton. Historically, increases in the cost of recovered paper, if sustained, have led to a rise in the price of recycled containerboard, with a lag of one to two months.

The price of recovered paper using OCC as a basis in Europe has peaked dramatically twice in recent years—in June 2002 and in April 2003. In each case, a relatively low level of supply was matched with a relatively high level of demand, principally caused by increased demand from Asia. In the first case, the free-on-board price rose to over €150 per metric ton. Within a period of three months, supply and demand conditions leveled to return the price to around €100 per metric ton. In the second case, the spike was even more rapid with waste prices falling back to previous levels almost immediately. In 2004, the price per metric ton remained relatively stable, fluctuating by a total of €11 per metric ton, but ending the year at the same price as January. Similarly, in 2005, there was relative stability with the annual peak being €13 per metric ton ahead of the trough, and the price ending the year €5 per metric ton above the January price. In 2006, the price of OCC increased by around €10 per metric ton between April and May, and stayed at the higher level for the remainder of the year.

The table below provides information about the European OCC price per metric ton at and for the years ended December 31, 2004, 2005 and 2006.

Free-on-Board OCC Prices

	2004		2005		2006
	€ per metric ton
January	54		52		57
December	55		57		67
Highest (month)	65	(April)	65	(April)	67	(December)
Lowest (month)	54	(January)	52	(January)	57	(January)
Average	59		58		63

The cost of production is also sensitive to the price of energy. Our main energy exposure is to the cost of gas and electricity. These energy costs have experienced significant price increases and volatility in recent years, with a corresponding effect on our production costs. Electricity and gas prices have approximately doubled in the last three years. The main drivers for the increase in costs have been the increase in the price of crude oil, which traded in a range which was predominantly from US$25-30 per barrel but increased dramatically to over US$70 per barrel between April and August 2006, with a subsequent reduction to the current level of US$55-65 per barrel, and a gas shortage in the United Kingdom in 2006, which resulted in a gas price peak in the United Kingdom. In addition to the increased cost of oil, the price of electricity is also influenced by decreasing overcapacity in electricity production facilities and the increasing influence of CO2 costs in the electricity price.

As of December 31, 2006, our European operations had hedged 72% of their electricity costs for 2007, except for Sweden where our operations hedged 77% of their electricity costs and purchase the balance at spot prices. The gas exposure is indexed on oil products except for the United Kingdom where the gas is linked to the National Balancing Point. Our gas costs are hedged 50% for the main countries in Europe for 2007.

In 2006 our Mexican operations hedged 50% of their gas needs and purchased the balance at spot prices. Our Colombian operations source their energy needs from a combination of electrical energy, natural gas and coal. Our Venezuelan operations’ main energy source is natural gas. All energy deficits are supplied by the government electric utility. In Argentina, all of the energy needs are supplied by the grid, and we use natural gas to supply steam to our paper machines.

Qualitative Information about Market Risk

The operating parameters and policies of treasury management are established under formal board authority. The formal treasury policy covers the areas of funding, counterparty risk, foreign exchange, controls and derivatives. Risk arising on counterparty default is controlled within a framework of dealing with high quality institutions and, by policy, limits the amount of credit exposure to any one bank or institution. We use financial instruments, including fixed and variable rate debt, to finance operations, for capital spending programs and for general corporate purposes. Additionally, financial instruments, including derivative instruments, are used to hedge exposure to interest rate and foreign currency risks. We do not use financial instruments for trading purposes. We mitigate the risk that counterparties to derivatives will fail to perform by contracting with major financial institutions having high credit ratings and consider the likelihood of counterparty failure to be remote.

The successful management of our currency and interest rate exposure depends on a variety of factors, some of which are outside of our control. We are exposed to the impact of interest rate changes and foreign currency fluctuations due to our investing and funding activities and our operations in foreign currencies. We manage interest rate exposure to achieve an appropriate balance of fixed and variable rate funding. To achieve this objective, we enter into interest rate swaps, options and forward rate agreements. Interest rate swap agreements are used to change the interest payable or receivable on our underlying borrowing and cash from variable to fixed rate or from fixed to variable rate. At December 31, 2006, the proportion of our total borrowing that was at fixed interest rates was 68% (as compared to 72% at December 31, 2005 and 73% at December 31, 2004).

We manage our balance sheet having regard to the currency exposures arising from our assets being denominated in a wide range of currencies. To this end, where foreign currency assets are funded by local borrowing, such borrowing is generally sourced in the currency of the related assets. We also hedge our currency exposure through the use of currency swaps, options and forward contracts.

Item 12.                 Description of Securities Other Than Equity Securities

Not applicable.

Item 13.                 Defaults, Dividends Arrearages and Delinquencies

None.

Item 14.                 Material Modifications to Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.                 Controls and Procedures

We maintain disclosure controls and procedures (as defined in Rules13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), that are designed to ensure that information we are required to disclose in reports that are filed or submitted under the Exchange Act is recorded, processed,  summarized and reported within the time periods specified in the rules and forms specified by the Securities and Exchange Commission and that such information is accumulated and communicated to our management, including our Group Chief Executive Officer and Group Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

In accordance with regulations issued by the European Union and Irish law, certain companies are or will be required to prepare their financial statements in compliance with accounting standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). We intend to prepare financial statements in accordance with IFRS with effect from January 1, 2007.

In preparation for the adoption of IFRS, we employed third party consultants, during 2006, to assist in reviewing our accounting policies and practices and in the identification of differences between Irish GAAP and IFRS. We also considered the effect of IFRS adoption on our U.S. GAAP reconciliation process as part of this review, due to the IASB and FASB projects for convergence of IFRS and U.S. GAAP. As a result of this review management concluded that its U.S. GAAP accounting treatment for net investment hedge accounting using a tandem currency debt  instrument was not correct at the year ended December 31, 2005. In addition, management concluded that its U.S. GAAP accounting treatment for parent company third party debt was not correct at the year ended December 31, 2005. Details of the restatements arising from this review were provided in Note 35 to the consolidated financial statements (Differences Between Accounting Principles Generally Accepted in Ireland and in the United States) in our Report on Form 20-F/A, for the year ended December 31, 2005, which was filed on November 24, 2006.

As a result of this restatement, we took the following remedial actions. We continue to implement improved U.S. GAAP accounting procedures and controls through the use of outside consultants to provide enhanced U.S. GAAP technical expertise and additional training of accounting staff. We also implemented enhancements to our procedures to ensure full compliance with all disclosure requirements.

Our management, including our Group Chief Executive Officer and Group Chief Financial Officer, have conducted an evaluation of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this annual report. Based on this evaluation and our response to the matters noted above, our Group Chief Executive Officer and Group Chief Financial Officer concluded that the disclosure controls and procedures are effective in ensuring that all material information required to file this annual report has been made known to them in a timely fashion. There have been no significant changes in internal controls, or in factors that could significantly affect internal controls, subsequent to the date our Group Chief Executive Officer and Group Chief Financial Officer completed their evaluation.

The Group is currently engaged in a project to comply with Section 404 of the Sarbanes Oxley Act. The Group is not currently required to report on management’s assessment of the effectiveness of the Group’s internal controls over financial reporting and has not undertaken the kind of review of such controls that would be required in order to make such a report. However, management will be required to report on internal control over financial reporting when it files an annual report for a fiscal year ending on or after December 15, 2007. The Group’s Independent Registered Public Accounting Firms attestation report on internal control over financial reporting will be required when the Group files an annual report for a fiscal year ending on or after December 15, 2008.

Item 16.                 Reserved

Item 16A.         Audit Committee Financial Expert

Mr. Christopher McGowan, a director of Madison Dearborn, serves as the Audit Committee financial expert.

Item 16B.        Code of Ethics

The company has adopted a code of ethics that applies to its Group Chief Executive Officer, Group Chief Financial Officer, principal accounting officer and other corporate and divisional employees. Our code of ethics is filed as an exhibit to this report. You can also download a copy from our web site, which is www.smurfitkappa.com.

Item 16C.        Principal Accountant Fees and Services

	2006	2005
	€ million	€ million
Audit Fees(1)	8.4	4.5
Audit Related Fees(2)	0.2	0.3
Tax Fees(3)	0.2	1.6
All Other Fees(4)	11.3	0.3
	€20.1	€6.7

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

(3)          Tax fees for 2006 and 2005 represents fees related to tax compliance (tax returns, refunds and payment planning) and for tax consultation and planning which provided, or are expected to provide, benefits to the Company in excess of the fees paid.

(4)          All other fees consist primarily of fees related to SKG plc’s initial public offering and fees related to the Group’s Sarbanes-Oxley project.

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

During 2006, all services by PricewaterhouseCoopers were pre-approved by the Audit Committee in accordance with this policy.

Item 16D.       Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.        Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 17.                 Financial Statements

Not applicable.

Item 18.                 Financial Statements

The following financial statements and related schedules, together with the reports thereon of PricewaterhouseCoopers and Ernst & Young are filed as part of this annual report.

Item 19.                 Exhibits

The following exhibits are filed as part of this annual report:

1.1                                    Memorandum and Articles of Association of SK Funding plc (incorporated by reference to Exhibit 1.1 to the registrant’s annual report on Form 20-F (File No. 333-101456), filed on April 29, 2005).

2.1                                    Euro Indenture, dated January 31, 2005, among SK Funding plc, Deutsche Bank Trust Company Americas, as Trustee, Registrar and Paying Agent, Deutsche Bank Luxembourg S.A., as Paying Agent and Transfer Agent and Deutsche Bank AG acting through its London Branch, as Principal Paying Agent and Transfer Agent, relating to the 7.75% euro senior subordinated notes (incorporated by reference to Exhibit 2.1 to the registrant’s annual report on Form 20-F (File No. 333-101456), filed on April 29, 2005).

2.2                                    Dollar Indenture, dated January 31, 2005, among SK Funding plc, Deutsche Bank Trust Company Americas, as Trustee, Registrar and Paying Agent, Deutsche Bank Luxembourg S.A., as Paying Agent and Transfer Agent, relating to the 7.75% dollar senior subordinated notes (incorporated by reference to Exhibit 2.2 to the registrant’s annual report on Form 20-F (File No. 333-101456), filed on April 29, 2005).

2.3                                    Euro Deposit and Custody Agreement, dated January 31, 2005, among SK Funding plc, Deutsche Bank Trust Company Americas, as Book-Entry Depositary and Note Custodian, relating to the 7.75% euro senior subordinated notes (incorporated by reference to Exhibit 2.5 to the registrant’s annual report on Form 20-F (File No. 333-101456), filed on April 29, 2005).

2.4                                    Dollar Deposit and Custody Agreement, dated January 31, 2005, among SK Funding plc, Deutsche Bank AG acting through its London Branch, as Book-Entry Depositary and Note Custodian, relating to the 7.75% dollar senior subordinated notes (incorporated by reference to Exhibit 2.6 to the registrant’s annual report on Form 20-F (File No. 333-101456), filed on April 29, 2005).

2.5                                    Euro Indenture, dated September 30, 2002, among MDP Acquisitions plc (now known as SK Funding plc), MDCP Acquisitions I (now known as SK Acquisitions), Deutsche Bank Trust Company Americas, as Trustee, Registrar and Paying Agent, Deutsche Bank Luxembourg S.A., as Paying Agent and Transfer Agent, and Deutsche Bank AG London, as Principal Paying Agent and Transfer Agent, relating to the euro senior notes issued on September 30, 2002 (incorporated by reference to Exhibit 4.3 to the registrant’s registration statement on Form F-4 (File No. 333-101456), filed on November 25, 2002).

2.6                                    Dollar Indenture, dated September 30, 2002, among MDP Acquisitions plc (now known as SK Funding plc), MDCP Acquisitions I (now known as SK Acquisitions), Deutsche Bank Trust Company Americas, as Trustee, Registrar and Paying Agent, Deutsche Bank Luxembourg S.A., as Paying Agent and Transfer Agent, relating to the dollar senior notes issued on September 30, 2002 (incorporated by reference to Exhibit 4.4 to the registrant’s registration statement on Form F-4 (File No. 333-101456), filed on November 25, 2002).

2.7                                    Supplemental Indenture, dated February 14, 2003, among MDP Acquisitions plc (now known as SK Funding plc), MDCP Acquisitions I (now known as SK Acquisitions) and Deutsche Bank Trust Company Americas, as Trustee, relating to the euro senior notes (incorporated by reference to Exhibit 4.15 to the registrant’s registration statement on Form F-4 (File No. 333-104617), filed on April 17, 2003).

2.8                                    Supplemental Indenture, dated February 14, 2003, among MDP Acquisitions plc (now known as SK Funding plc), MDCP Acquisitions I (now known as SK Acquisitions) and Deutsche Bank Trust Company Americas, as Trustee, relating to the dollar senior notes (incorporated by reference to Exhibit 4.14 to the registrant’s registration statement on Form F-4/A (File No. 333-101456), filed on March 5, 2003).

2.9                                    Euro Deposit and Custody Agreement, dated September 30, 2002, between MDP Acquisitions plc (now known as SK Funding plc) and Deutsche Bank AG London as the Euro Book-entry Depositary and the Euro Custodian, relating to the euro senior notes (incorporated by reference to Exhibit 4.5 to the registrant’s registration statement on Form F-4 (File No. 333-101456), filed on November 25, 2002).

2.10                             Dollar Deposit and Custody Agreement, dated September 30, 2002, between MDP Acquisitions plc (now known as SK Funding plc) and Deutsche Bank Trust Company Americas as the Dollar Book-entry Depositary and the Dollar Custodian, relating to the dollar senior notes (incorporated by reference to Exhibit 4.6 to the registrant’s registration statement on Form F-4 (File No. 333-101456), filed on November 25, 2002).

4.1                                    Share Purchase Agreement, dated November 23, 2005, among SK Packaging Limited, SK Acquisitions, Smurfit Kappa Feeder G.P. Limited (in its capacity as general partner of Smurfit Kappa Feeder L.P.), certain investment funds managed or advised by Cinven Limited and certain investment funds managed by CVC Capital Partners Limited, which are the controlling shareholders of Kappa Holding B.V. (“Kappa”), and the other Kappa shareholders (incorporated by reference to Exhibit 1 to the registrant’s report of foreign private issuer on Form 6-K (File No. 333-101456), filed on December 6, 2005).

4.2                                    Purchase Agreement, dated January 12, 2005, among SK Funding plc and Deutsche Bank AG London and Citigroup Global Markets Limited, as initial purchasers, relating to the 7.75% senior subordinated notes (incorporated by reference to the registrant’s report of foreign private issuer on Form 6-K (File No. 333-101456), filed on January 18, 2005).

4.3                                    Amendment and Restated Agreement, dated January 31, 2007, for Senior Credit Facility, dated November 30, 2005, among Jefferson Smurfit Group Limited, SK Acquisitions, certain other subsidiaries of Jefferson Smurfit Group Limited as borrowers or guarantors, Deutsche Bank AG, London Branch, Citigroup Global Markets Limited, Credit Suisse First Boston International and JP Morgan PLC, as arrangers, certain lenders named therein, and Deutsche Bank AG, London Branch, as issuing bank, facility agent and security agent.

4.4                                    Bridge Facility dated September 10, 2002 by and among MDP Acquisitions plc (now known as SK Funding plc), Deutsche Bank AG London, Merrill Lynch Capital Corporation, JP Morgan Chase Bank, Lehman Commercial Paper Inc. and ABN AMRO Bank N.V. (incorporated by reference to Exhibit 99(b)(2) to the schedule TO/A filed by Jefferson Smurfit Group plc on September 16, 2002 (File No. 005-78329)).

4.5                                    Deed of Amendment and Restatement, dated January 31, 2007, for Priority Agreement, dated November 30, 2005, among Jefferson Smurfit Group Limited, the companies named therein as obligors, the banks and financial institutions named therein as senior creditors, Deutsche Bank Trust Company Americas, as bond trustee, Adavale (Netherlands) B.V., as junior creditor, the banks and financial institutions named therein as hedging banks, and Deutsche Bank AG, London Branch, as senior agent and security agent.

4.6                                    Intercompany Loan Agreement, entered into on September 16, 2002, as amended September 27, 2002, between MDP Acquisitions plc (now known as SK Funding plc) and MDCP I (now known as SK Acquisitions) (incorporated by reference to Exhibit 10.5 to the registrant’s registration statement on Form F-4 (File No. 333-101456), filed on November 25, 2002).

4.7                                    Intercompany Loan Agreement, entered into on February 14, 2003, between MDP Acquisitions plc (now known as SK Funding plc) and MDCP I (now known as SK Acquisitions) (incorporated by reference to Exhibit 4.6 to the registrant’s annual report on Form 20-F (File No. 333-101456), filed on April 29, 2005).

4.8                                    Intercompany Loan Agreement, dated January 31, 2005, between SK Funding plc, as Lender, and SK Acquisitions, as Borrower (incorporated by reference to Exhibit 4.8 to the registrant’s annual report on Form 20-F (File No. 333-101456), filed on April 29, 2005).

4.9                                    Second Amended and Restated Management Equity Agreement dated as of March 9, 2007 among Smurfit Kappa Public Limited Company (now known as Smurfit Kappa Group plc) and each of Gary McGann, Anthony P.J. Smurfit, Ian J. Curley and Sir Michael W.J. Smurfit.

4.10                             Registration Rights Agreement dated as of December 1, 2005 among Smurfit Kappa Group Limited, each of the MDCP co-investors, the CVC/Cinven Partnership and each of the other investors listed on the schedule thereto (incorporated by reference to Exhibit 4.10 to the registrant’s annual report on Form 20-F (File No. 333-101456), filed on May 1, 2006).

4.11                             Shareholders and Corporate Governance Agreement dated as of December 1, 2005 among Smurfit Kappa Group Limited, each of the MDCP co-investors, the CVC/Cinven Partnership and each of the other investors listed on the schedule thereto (incorporated by reference to Exhibit 4.11 to the registrant’s annual report on Form 20-F (File No. 333-101456), filed on May 1, 2006).

4.12                             Smurfit Kappa plc 2007 Share Incentive Plan, adopted by the shareholders of Smurfit Kappa Group plc on March 12, 2007.

4.13                             Letter Agreement dated October 31, 2003 between Jefferson Smurfit Group Limited and Dr. Michael W.J. Smurfit (incorporated by reference to Exhibit 4.13 to the registrant’s annual report on Form 20-F (File No. 333-101456), filed on May 1, 2006).

4.14                             Letter Agreement dated October 31, 2003 between S.I. Holdings Limited and Dr. Michael W.J. Smurfit (incorporated by reference to Exhibit 4.14 to the registrant’s annual report on Form 20-F (File No. 333-101456), filed on May 1, 2006).

4.15                             Letter Agreement dated as of February 9, 2007 between Smurfit Kappa Group Limited and Anthony P.J, Smurfit.

4.16                             Letter Agreement dated as of February 9, 2007 between Smurfit Kappa Group Limited and Gary McGann.

4.17                             Letter Agreement dated as of February 9, 2007 between Smurfit Kappa Group Limited and Ian Curley.

4.18                             Directorship Agreement dated as of December 1, 2005 between SK Packaging Limited (now known as Smurfit Kappa Group Limited), Jefferson Smurfit Group Limited and Frits Beurskens (incorporated by reference to Exhibit 4.18 to the registrant’s annual report on Form 20-F (File No. 333-101456), filed on May 1, 2006).

4.19                             Letter Agreement dated February 9, 2007 between Smurfit Kappa Group Limited and Sir Michael W.J. Smurfit.

4.20                             Letter Agreement dated February 9, 2007 between S.I. Holdings Limited and Sir Michael W.J. Smurfit.

8.1                                    List of Subsidiaries.

11.1                             Code of Ethics (incorporated by reference to Exhibit 11.1 to the registrant’s annual report on Form 20-F (File No. 333-101456), filed on April 19, 2004).

12.1                             Certifications of Group Chief Executive Officer and Group Chief Financial Officer pursuant to Rules 13a-14(a) or 15d-14(b) of the Exchange Act.

13.1                             Certifications of Group Chief Executive Officer and Group Chief Financial Officer pursuant to Rules 13a-14(b) or 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SMURFIT KAPPA FUNDING PLC

/s/ I. J. CURLEY
I. J. Curley
Group Chief Financial Officer
Date: April 27, 2007

INDEX TO FINANCIAL STATEMENTS

SMURFIT KAPPA FUNDING PLC

Audited Consolidated Financial Statements of Smurfit Kappa Funding plc and Subsidiary Companies as of December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004:

SMURFIT KAPPA ACQUISITIONS

Audited Consolidated Financial Statements of Smurfit Kappa Acquisitions and Subsidiary Companies as of December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004:

Smurfit Kappa Funding plc and Subsidiary Companies
Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Smurfit Kappa Funding plc

We have audited the accompanying consolidated balance sheet of Smurfit Kappa Funding plc and its subsidiaries (the “Company”) as of December 31, 2006, and the related consolidated statements of operations, total recognized gains and losses, changes in shareholders’ equity, and cash flows for the year then ended.  We have also audited the financial statement schedule for the year ended December 31, 2006 listed in the index appearing under Item 18. These financial statements and financial statement schedule are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audit.

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) and in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Smurfit Kappa Funding plc and its subsidiaries at December 31, 2006 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in Ireland.

Accounting principles generally accepted in Ireland vary in certain significant respects from accounting principles generally accepted in the United States of America.  Information relating to the nature and effect of such differences is presented in Note 37 to the consolidated financial statements.

As described in Note 2 to the consolidated financial statements, on January 1, 2006 the Company changed the manner in which it accounts for share-based payments.

We also have audited the adjustments to the 2005 and 2004 consolidated financial statements to retrospectively reflect the change in accounting for share-based payments described in Note 2.  In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2005 or 2004 consolidated financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2005 or 2004 consolidated financial statements taken as a whole.

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers
Dublin, Ireland
April 27, 2007

Smurfit Kappa Funding plc (formerly known as JSG Funding plc) and Subsidiary Companies
Report of Independent Registered Public Accounting Firm

To the Board of Directors
Smurfit Kappa Funding plc (formerly known as JSG Funding plc)

We have audited, before the effects of the adjustments to retrospectively apply the change in accounting described in Note 2, the accompanying consolidated balance sheet of Smurfit Kappa Funding plc (formerly known as  JSG Funding plc) and subsidiary companies (the “Company”) as of December 31, 2005, and the related consolidated statements of operations, total recognized gains and losses, changes in shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2005 (the 2005 and 2004 financial statements before the effects of the adjustments discussed in Note 2 are not presented herein). Our audits also included the financial statement schedule listed in the Index at Item 18. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits. We did not audit the financial statements of Kappa Holding B.V., a  wholly-owned subsidiary, which statements reflect total assets constituting 35.5% as of December 31, 2005 and total revenues constituting 4.5% for the year then ended of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Kappa Holding B.V., is based solely on the report of the other auditors.

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

In our opinion, based on our audits and the report of other auditors, the financial statements referred to above, before the effects of the adjustments to retrospectively apply the change in accounting described in Note 2, present fairly, in all material respects, the consolidated financial position of Smurfit Kappa Funding plc (formerly known as JSG Funding plc) and subsidiary companies at December 31, 2005, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in Ireland, which differ in certain respects from U.S. generally accepted accounting principles (see Note 37 of the Notes to the Consolidated Financial Statements). Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in accounting described in Note 2 and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. These adjustments were audited by PricewaterhouseCoopers.

/s/ ERNST & YOUNG
Ernst & Young
Dublin, Ireland

April 30, 2006, except for Note 37 “US GAAP Restatement Items” as to which the date is November 24, 2006.

Smurfit Kappa Funding plc and Subsidiary Companies
Report of Independent Registered Public Accounting Firm

To the Board of Directors of Smurfit Kappa Funding plc

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

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers
Dublin, Ireland
April 30, 2006

Smurfit Kappa Funding plc and Subsidiary Companies

Consolidated Statements of Operations

			Restated(1)	Restated(1)
	Note	2006	2005	2004
		€000	€000	€000
Net Sales	3
Continuing operations		7,032,713	4,412,125	4,278,439
Discontinued operations		—	25,204	526,643
		7,032,713	4,437,329	4,805,082
Cost of sales		5,064,797	3,222,705	3,473,299
Impairment of property, plant and equipment	5	31,299	45,214	—
Gross profit		1,936,617	1,169,410	1,331,783
Net operating expenses	4	1,542,183	982,363	1,017,748
Reorganization and restructuring costs	5	196,563	25,090	39,430
Impairment of advances to affiliates	5	52,821	—	—
Operating income subsidiaries
Continuing operations		145,050	163,801	218,845
Discontinued operations		—	(1,844)	55,760
		145,050	161,957	274,605
Share of associates’ operating income		11,627	7,287	12,611
Total operating income		156,677	169,244	287,216
(Loss)/income on sale of assets and businesses	5	(22,856)	52,587	22,173
Interest income		13,227	10,730	8,335
Interest expense	7	(356,182)	(255,351)	(293,641)
Loss from early extinguishment of debt	7	—	(104,658)	(5,697)
Other financial expense	24	(9,064)	(13,259)	(15,718)
Share of associates’ net interest		(1,950)	(1,336)	(1,301)
(Loss)/income before taxes and equity minority interests	8	(220,148)	(142,043)	1,367
Taxes on income	9	(37,307)	(21,561)	(26,973)
(Loss) before equity minority interests		(257,455)	(163,604)	(25,606)
Equity minority interests		(14,474)	(18,813)	(16,067)
Net (loss) for the year(2)		€(271,929)	€(182,417)	€(41,673)

(1)          Restated to reflect the impact of implementing FRS 20 “Share-Based Payments”.

(2)          A summary of the significant adjustments to net (loss) which would be required if accounting principles generally accepted in the United States had been applied instead of those generally accepted in Ireland is given in Note 37.

The Notes to the Consolidated Financial Statements are an integral part of these Financial Statements.

Smurfit Kappa Funding plc and Subsidiary Companies

Consolidated Statements of Total Recognized Gains and Losses

			Restated(1)	Restated(1)
	Note	2006	2005	2004
		€000	€000	€000
(Loss)/income for the year
Group		(273,827)	(184,586)	(45,617)
Associates		1,898	2,169	3,944
		(271,929)	(182,417)	(41,673)
Translation adjustments on foreign currency net investments
Group		24,385	5,529	15,222
Actuarial gain/(loss) recognized in retirement benefit schemes(2)	24	61,654	(17,281)	(6,988)
Minority share of actuarial gain		(36)	(94)	—
		61,618	(17,375)	(6,988)
Total recognised gains and losses relating to the year		(185,926)	(194,263)	(33,439)
Prior year adjustment		(20,338)	—	—
Total recognized gains and losses
Group		(208,162)	(196,432)	(37,383)
Associates		1,898	2,169	3,944
		€(206,264)	€(194,263)	€(33,439)

(1)          Restated to reflect the impact of implementing FRS 20 “Share-Based Payments”.

(2)          Net of related deferred taxation charge of €19,229,000 (2005: a charge of €2,396,000; 2004: a credit of €3,303,000).

Note of Historical Cost Profits and Losses

The results disclosed in the Consolidated Statements of Operations are not materially different to the results based on an unmodified historical basis.

The Notes to the Consolidated Financial Statements are an integral part of these Financial Statements.

Smurfit Kappa Funding plc and Subsidiary Companies
Consolidated Balance Sheets

	Note	2006	Restated(1) 2005
		€000	€000
Assets
Current assets
Cash	10	370,204	247,807
Restricted cash	10	—	755,575
Accounts receivable and prepayments	11	1,344,620	1,314,728
Assets held for sale and inter-company balances		5,000	54,404
Amounts due by affiliates		146	107
Amounts due by affiliates after more than one year		210,825	262,936
Inventories	12	626,372	663,131
Total current assets		2,557,167	3,298,688
Fixed assets
Investments	13	82,502	87,746
Property, plant and equipment	14	3,398,956	3,499,084
Intangible assets	15	2,348,747	2,490,259
Total fixed assets		5,830,205	6,077,089
Total assets		€8,387,372	€9,375,777
Liabilities, minority interests and shareholders’ equity
Current liabilities
Bank loans, overdrafts and other borrowing	19	229,255	103,777
Kappa bonds outstanding	19	—	755,575
Accounts payable and accrued liabilities	16	1,544,983	1,500,413
Total current liabilities		1,774,238	2,359,765
Non current liabilities
Long term debt and other long term liabilities	18	4,544,613	4,537,329
Amounts due to affiliates		12,520	10,876
Provisions for liabilities and charges	20	177,561	247,733
Pension liabilities	24	493,763	655,368
Capital grants deferred		13,869	14,460
Minority interests (equity interests)		129,788	131,384
Total liabilities and minority interests		7,146,352	7,956,915
Shareholders equity(2)
Share capital		40	40
Other reserves	26	1,743,291	1,710,822
Retained deficit		(502,311)	(292,000)
Shareholders’ equity		1,241,020	1,418,862
Total liabilities, minority interests and shareholders’ equity		€8,387,372	€9,375,777

(1)          Restated to reflect the impact of implementing FRS 20 “Share-Based Payments”.

(2)          A summary of the significant adjustments to shareholders’ equity which would be required if accounting principles generally accepted in the United States had been applied instead of those generally accepted in Ireland is given in Note 37.

The Notes to the Consolidated Financial Statements are an integral part of these Financial Statements.

Smurfit Kappa Funding plc and Subsidiary Companies
Consolidated Statements of Changes in Shareholders’ Equity

					Restated(1)
	Note	Share capital(2)	Restated(1) Other reserves(2)	Restated(1) Retained earnings	Total shareholders’ equity
		€’000	€’000	€’000	€’000
Balance at December 31, 2003 as reported		40	930,780	(35,464)	895,356
Effect of adoption of FRS 20 ‘Share based payments’		—	8,083	(8,083)	—
Balance at December 31, 2003 as restated		40	938,863	(43,547)	895,356
Share-based payments		—	7,184	—	7,184
Loss for the financial year		—	—	(41,673)	(41,673)
Actuarial loss recognized in retirement benefit schemes(3)	24	—	—	(6,988)	(6,988)
Currency translation adjustments		—	15,222	—	15,222
Balance at December 31, 2004		40	961,269	(92,208)	869,101
Capital contribution		—	738,953	—	738,953
Share-based payments		—	5,071	—	5,071
Loss for the financial year		—	—	(182,417)	(182,417)
Actuarial loss recognized in retirement benefit schemes(3)	24	—	—	(17,281)	(17,281)
Minority share of actuarial gain		—	—	(94)	(94)
Currency translation adjustments		—	5,529	—	5,529
Balance at December 31, 2005		40	1,710,822	(292,000)	1,418,862
Share-based payments		—	8,084	—	8,084
Loss for the financial year		—	—	(271,929)	(271,929)
Actuarial gain recognized in retirement benefit schemes(3)	24	—	—	61,654	61,654
Minority share of actuarial gain		—	—	(36)	(36)
Currency translation adjustments		—	24,385	—	24,385
Balance at December 31, 2006		€40	€1,743,291	€(502,311)	€1,241,020

(1)          Restated to reflect the impact of implementing FRS 20 “Share-Based Payments”.

(2)          See Note 26 for further details.

(3)          Net of related deferred taxation charge of €19,229,000 (2005: a charge of €2,396,000; 2004: a credit of €3,303,000).

The Notes to the Consolidated Financial Statements are an integral part of these Financial Statements.

Smurfit Kappa Funding plc and Subsidiary Companies
Consolidated Statements of Cash Flows

	Note	2006	2005	2004
		€000	€000	€000
Net cash flow from operating activities	28	657,712	512,869	640,929
Dividends received from associates		4,462	3,062	2,989
Returns on investments and servicing of finance
Interest received		13,227	10,730	8,370
Interest paid		(343,131)	(281,114)	(234,540)
Interest paid on finance leases		(1,348)	(1,138)	(1,962)
Other financial interest paid		(9,064)	(13,259)	(15,718)
Dividends to minority interests		(7,175)	(6,152)	(5,707)
Deferred debt issuance costs		—	(98,055)	(5,814)
		(347,491)	(388,988)	(255,371)
Taxation
Irish corporation tax paid		(2,651)	(3,480)	(8,515)
Overseas tax paid		(38,863)	(39,274)	(50,249)
Overseas tax refunded		—	—	21,433
		(41,514)	(42,754)	(37,331)
Capital expenditure and financial investment
Purchase of tangible fixed assets		(344,687)	(192,434)	(206,466)
Less new finance leases		2,987	4,053	2,963
		(341,700)	(188,381)	(203,503)
Capital grants received		784	3,390	1,874
Purchase of other investments		(1,500)	(87)	(772)
Retirement of fixed assets	30	27,365	18,198	36,388
		(315,051)	(166,880)	(166,013)
Acquisitions and disposals
Purchase of subsidiaries and minorities		(4,836)	(205,532)	(2,731)
Deferred acquisition consideration		(33,574)	(1,520)	(2,390)
Business disposals		42,438	572,174	—
Receipts from affiliates		—	9,899	11,934
Investments in and advances to associates		1,145	(351)	(1,194)
		5,173	374,670	5,619
Cash (outflow)/inflow before use of liquid resources and financing		(36,709)	291,979	190,822
Management of liquid resources	31	671,881	(789,791)	(16,989)
Financing
Issue of shares including minorities		—	5	27
(Decrease)/increase in term debt	31	(600,442)	475,449	(111,101)
Advances from affiliates		1,717	125	1,102
Capital elements of finance leases repaid		(7,647)	(4,812)	(13,576)
		(606,372)	470,767	(123,548)
Increase/(decrease) in cash	31	€28,800	€(27,045)	€50,285

The significant differences between the cash flow statement prepared under accounting principles generally accepted in the United States and that prepared under accounting principles generally accepted in Ireland are given in Note 37.

The Notes to the Consolidated Financial Statements are an integral part of these Financial Statements.

Smurfit Kappa Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements

1 General Information

Smurfit Kappa Funding plc (“SK Funding” or the “Group”) (formerly known as JSG Funding) was incorporated on June 12, 2002. In October, 2002, Smurfit Kappa Acquisitions (“SK Acquisitions”) (formerly known as JSG Acquisitions), a wholly owned subsidiary of SK Funding completed the acquisition of all of the ordinary shares of Jefferson Smurfit Group plc (“JSG”) in a take private transaction. Prior to this acquisition, SK Funding had no operations. As part of the acquisition Jefferson Smurfit Group plc distributed its 29.3% interest in Smurfit-Stone Container Corporation (‘SSCC’), its U.S. affiliate, to its shareholders.

On March 31, 2003 the Group completed the acquisition of SSCC’s European Packaging assets. In this transaction, which we refer to as the “SSCC Asset Swap”, SK Funding exchanged its 50% ownership in Smurfit MBI, Canada and approximately €185 million in cash for SSCC’s European assets.

On March 1, 2005 the Group completed the sale of our Munksjö specialty paper business for approximately €450 million. On May 18, 2005 we completed the sale of our Munksjö tissue business for approximately €28 million. The proceeds from these disposals were used to pay down part of the term portion of our senior credit facility. Together, the operations sold had net sales of approximately €512 million for the year to December 31, 2004.

On June 16, 2005 we completed the sale of The Kildare Hotel & Country Club (The K Club), additional land near The K Club and surplus land near our Dublin head office for €115 million to a company controlled by Sir Michael Smurfit. The proceeds from the sale were applied to debt reduction.

The Munksjö specialty businesses and The K Club are reported as discontinued operations in the Consolidated Statements of Operations.

On December 1, 2005 Smurfit Kappa Group Limited (“SKGL”), (formerly known as JSG Packaging Limited), (the then ultimate parent of SK Funding), SK Acquisitions and the shareholders of Kappa Holding BV (‘Kappa’) concluded an agreement resulting in a merger of the operations of both groups of companies. The merger was completed through the issue of shares by SKGL and the payment of consideration comprising cash of approximately €238 million and an €89 million subordinated promissory note, primarily to Kappa’s former shareholders. The ownership structure resulted in the existing shareholders of SKGL owning approximately 58.3% of the combination while Kappa’s existing shareholders owned approximately 41.7%. The transaction involved financing the cash consideration and refinancing the entire existing Kappa Packaging debt and the existing SK Acquisitions senior credit facility by way of a new senior credit facility. The merger required European Commission approval which was granted subject to the fulfilment of an agreed schedule of commitments to dispose of a number of businesses. The financial statements reflect the combination with effect from December 1, 2005 incorporating one month’s results for the enlarged business in 2005. The combination is accounted for as a purchase.

Under Irish GAAP fair value exercises are required to be completed as soon as practicable after the date of acquisition with the final fair value adjustments incorporated in the financial statements for the first full financial year following the acquisition. The fair value exercise relating to the acquisition of Kappa was provisional at December 31, 2005 and has been finalised during 2006. The significant adjustments were in respect of the fair value of land and buildings, plant and equipment, assets held for sale, post retirement benefits, goodwill and deferred taxation. The actuarial valuations of the various post retirement plans have been completed and have resulted in a decrease in the pension liability of €24 million. We have also completed the exercise in relation to land and buildings and plant and equipment, which has

Smurfit Kappa Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

1 General Information—(continued)

resulted in an increase in fixed assets of €53 million. Assets held for sale were fair valued to reflect the final proceeds from the sale of Kappa Graphic Board. This has resulted in an increase to goodwill of over €50 million. The acquisition of Kappa resulted in a net increase in goodwill of €1.1 billion.

2 Accounting Policies

(a) Basis of accounting:

The financial statements are prepared under the historical cost convention as modified by the revaluation of land and buildings and the measurement of fair value of share options and in accordance with generally accepted accounting principles in Ireland (Irish GAAP). They are prepared and presented in euro (€). In preparing these financial statements, certain items have been included in order to comply with accounting presentation and disclosure requirements applicable in the United States in respect of foreign registrants. An explanation of the significant differences between Irish and US GAAP as they apply to the Group and a reconciliation to US GAAP are set out in Note 37. The financial statements do not constitute full group accounts within the meaning of Regulation 40(1) of the European Communities (Companies: Group Accounts) Regulations, 1992 of Ireland insofar as such group accounts would have to comply with all of the disclosure and other requirements of those Regulations. The auditors have made reports without qualification and without reference to an emphasis of matter under Section 193 of the Companies Act, 1990, in respect of the consolidated financial statements for the years ended December 31, 2006, 2005 and 2004.

The financial statements have been prepared using the same accounting policies as set out in the financial statements for the year ended December 31, 2005 with the exception of the accounting policy on share-based payments following the adoption of FRS 20 “Share-Based Payments”. The adoption of this standard represents a change in accounting policy and the comparative figures have been restated accordingly.

The effect of the change in accounting policy on share-based payments was to increase the loss by €8,084,000 (2005: €5,071,000; 2004: €7,184,000) comprising an increase in administrative expenses. The effect of the change in accounting policy on the Consolidated Balance Sheets of December 31, 2006 was to increase the share based compensation reserve by €28,422,000 (2005: €20,338,000) with a corresponding reduction in retained earnings.

(b) Group consolidation:

The financial statements comprise a consolidation of the financial statements of SK Funding and its’ subsidiaries (the “Group”) made up to December 31, 2006. Associates are accounted for under the equity method of accounting. Where accounting policies followed by subsidiaries and associates differ significantly from those adopted for the purpose of the consolidated financial statements, appropriate adjustments are made in order to achieve a consistent basis of accounting. The results of subsidiaries acquired or sold are consolidated, and the Group’s share of the results of associates are included, for the periods from their effective date of acquisition or to their effective date of sale.

Smurfit Kappa Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

2 Accounting Policies—(continued)

(c) Net sales and revenue recognition:

Net sales comprises the fair value of consideration received or receivable for the sale of goods and services supplied to customers in the ordinary course of business during the accounting period, excluding value added tax, returns and allowances for rebates and discounts and after eliminating sales within the Group. Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group, that it can be reliably measured and that the significant risks and rewards of ownership of the goods have passed to the buyer. This generally occurs at the time of delivery at which point the risks of obsolescence and loss have been transferred to the buyer. The amount of revenue is not considered to be reliably measurable until all contingencies relating to the sale have been resolved. The Group bases its estimates of returns and allowances on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

(d) Goodwill and intangible assets:

Goodwill represents the excess of the cost of shares in subsidiaries over the fair value of their net assets acquired based on Group accounting policies. It is capitalized and amortized over a period of 40 years, as the directors believe that the durability of the business can be demonstrated and the value of goodwill is capable of being continually reassessed. The carrying value of goodwill is subject to an impairment review at the end of the first full year following the year of acquisition and annually thereafter.

Other intangible assets, namely the value of the Kappa brand name, are stated at fair value and amortized over an estimated useful life of 10 years.

(e) Property, plant and equipment:

Property, plant and equipment is carried at cost less accumulated depreciation.

(f) Depreciation:

Long-lived assets, consisting primarily of property, plant and equipment, comprise a significant portion of the total assets. The annual depreciation charge depends primarily on the estimated lives of each type of asset and in certain circumstances, estimates of fair values and residual values. The Directors regularly review these asset lives and change them as necessary to reflect current thinking on remaining lives in light of technological change, prospective economic utilization and physical condition of the assets concerned. Changes in asset lives can have a significant impact on depreciation and amortization charges for the period. It is not practical to quantify the impact of changes in asset lives on an overall basis, as asset lives are individually determined and there are a significant number of asset lives in use. Details of the useful lives is included in the accounting policy. The impact of any change would vary significantly depending on the individual changes in assets and the classes of assets impacted. The depreciation rates are as follows:

Freehold and long leasehold buildings	1 - 5%
Fixtures and fittings	10 - 25%
Plant and machinery	3 - 33%
Motor vehicles	20 - 25%

Smurfit Kappa Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

2 Accounting Policies—(continued)

(g) Timberlands:

The cost of acquiring, establishing and maintaining forestry plantations are classified as timberlands. Depletion of timberlands represents the charge to income relating to the timber extracted in the year.

(h) Financial assets:

Financial assets, are shown at cost less provisions for impairments in value. Income from financial assets, together with any related tax credit, is recognized in the Consolidated Statements of Operations in the period in which it is receivable.

(i) Leasing:

Tangible fixed assets acquired under finance leases are included in the Consolidated Balance Sheets at their equivalent capital value and are depreciated over the shorter of the lease term and their useful lives. The corresponding liabilities are recorded as a creditor and the interest element of the finance lease rentals is charged to the Consolidated Statements of Operations on an annuity basis. Operating lease rentals are charged to the Consolidated Statements of Operations on a straight line basis over the lease term.

(j) Inventory valuation:

Inventory is valued at the lower of cost and net realizable value. Cost includes direct costs plus applicable factory and other overheads. Net realizable value is the actual or estimated selling price less all applicable costs incurred or likely to be incurred in the realization of the selling price. Full provision is made for all damaged, deteriorated, obsolete and unusable materials.

(k) Debt instruments:

The finance costs of debt instruments, which is the difference between the net proceeds and the total amount payable under the instrument, are accounted for over the life of the instrument at a constant rate of interest on the outstanding balance. The proceeds of debt instruments, net of issue costs, are shown as liabilities on the Consolidated Balance Sheets.

(l) Derivative instruments:

The Group uses forward currency contracts to reduce exposure to foreign exchange rates. The Group also uses interest rate swaps to adjust interest rate exposures. The Group considers its derivative instruments to qualify for hedge accounting when certain criteria are met.

Forward foreign currency contracts

The criteria for forward foreign currency contracts are:

•       the instrument must be related to a foreign currency asset or liability that is probable and whose characteristics have been identified; and

•       it must reduce the risk of foreign currency exchange movements on our operations.

Smurfit Kappa Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

2 Accounting Policies—(continued)

The rates under such contracts are used to record the hedged item. As a result, gains and losses are offset against the foreign exchange gains and losses on the related financial assets and liabilities, or where the instrument is used to hedge a committed or probable future transaction, are deferred until the transaction occurs. Gains and losses arising on hedges of anticipated transactions are recorded in the Consolidated Statements of Operations when such anticipated transactions are no longer likely to occur.

Interest rate swaps

The Group’s criteria for interest rate swaps are:

•       the instrument must be related to an asset or a liability; and

•       it must change the character of the interest rate by converting a variable rate to a fixed rate or vice versa.

Interest differentials are recognized and included in interest payable or receivable as appropriate.

Interest rate swaps are not revalued to fair value and are not shown on the Consolidated Balance Sheets.

Currency swaps

The Group enters currency swap agreements to reduce the impact of foreign currency rate fluctuations arising from unmatched foreign currency assets and liabilities. Related foreign currency assets and liabilities are accounted for in the currency of the underlying swap agreement and translated at the closing rate.

(m) Foreign currencies:

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

The balance sheets of subsidiaries are translated using the closing rate method. The statements of operations and cash flow statement are translated at average rates ruling for the relevant period. Resulting currency differences, together with those arising on hedging activities, are dealt with in reserves. The transactions of operations in hyper-inflationary economies are reported using a relatively stable currency as the functional currency. The translation gains and losses arising are recognized in the Consolidated Statements of Operations.

(n) Post retirement benefits:

The Group accounts for post retirement benefits in accordance with FRS 17—“Retirement Benefits”. FRS 17 applies to all types of benefits that an employer provides after employees have completed their service, including pensions and other post retirement benefits. The expected increase in the present value of scheme liabilities arising from employee service in the current or prior periods is charged against operating income. The expected returns on the schemes’ assets and the increase during the period in the

Smurfit Kappa Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

2 Accounting Policies—(continued)

present value of the schemes’ liabilities arising from the passage of time are included in the Consolidated Statements of Operations as “Other Financial Expense”. Differences between the expected and the actual return on plan assets, together with the effect of changes in the current or prior assumptions underlying the liabilities are recognized in the Consolidated Statements of Total Recognized Gains and Losses. Scheme assets are valued at fair value and scheme liabilities are measured using the projected unit credit method. Net scheme assets and liabilities, reduced by deferred tax amounts, are recorded on the Consolidated Balance Sheets as a pension surplus or deficit as appropriate.

(o) Share-based payments

The fair value of convertible shares granted under the Group’s management equity plan is recognized as an expense with a corresponding increase in equity. The fair value is measured at grant date and spread over the period during which the awards vest. The fair value is measured using a binomial lattice model, taking into account the terms and conditions upon which the options were granted. The convertible shares issued by the Company are subject to both market-based and non-market based vesting conditions as defined in FRS 20.

Market-based conditions are included in the calculation of fair value at the date of grant. Non-market vesting conditions are not taken into account when estimating the fair value of awards as at the grant date; such conditions are taken into account through adjusting the number of equity instruments included in the measurement of the transaction amount so that, ultimately, the amount recognized equates to the number of equity instruments that actually vest. The expense in the income statement in relation to convertible shares granted represents the product of the total number of options anticipated to vest and the fair value of those shares; this amount is allocated to accounting periods on a straight-line basis over the vesting period. The cumulative charge to the Consolidated Statements of Operations is reversed only where the non-market performance condition is not met or where an employee in receipt of share options relinquishes service prior to completion of the expected vesting period. No reversal of the cumulative charge to the Consolidated Statements of Operations is made where such awards do not vest as a result of the market-based vesting conditions not being achieved.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when vested convertible shares are converted into ordinary shares. To the extent that the Group receives a tax deduction relating to the services paid in shares, deferred tax in respect of share options is provided on the basis of the difference between the market price of the underlying equity as at the date of the financial information and the exercise price of the option; as a result, the deferred tax impact of share options will not directly correlate with the expense reported in the Group’s Consolidated Statements of Operations.

The Group has no cash-settled share-based payment transactions as defined in FRS 20.

(p) Taxation and deferred taxation:

Current tax represents the expected tax payable (or recoverable) on the taxable profits for the year using tax rates enacted or substantively enacted at the balance sheet date and taking into account any adjustments arising from prior years.

Smurfit Kappa Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

2 Accounting Policies—(continued)

Deferred tax is provided on all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Deferred tax assets are only recognized to the extent that tax losses carried forward are considered more likely than not to be recoverable against future taxable profits in the relevant entity.

Timing differences are temporary differences between profits as computed for tax purposes and profits as stated in the financial statements, which arise because certain items of income and expenditure in the financial statements are dealt with in different years for tax purposes.

Deferred tax is measured at the tax rates that are expected to apply in the years in which the timing differences are expected to reverse based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax is not discounted.

(q) Research and development:

Research and development expenditure is written off as incurred.

(r) Use of estimates:

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, rarely equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are outlined below.

(i)              Estimated impairment of goodwill

The Group tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated above. The recoverable amounts of groups of cash-generating units have been determined based on value-in-use calculations. Key assumptions include management’s estimates of future profitability, replacement capital expenditure requirements, trade working capital investment needs, tax considerations and discount rates. Key assumptions in determining terminal value include earnings multiples for estimating fair value.

(ii)           Income taxes

The Group is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Smurfit Kappa Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

2 Accounting Policies—(continued)

(iii)        Measurement of defined benefit obligations

The Group follows guidance of FRS 17 to determine the present value of its obligations to current and past employees in respect of defined benefit pension obligations and other long term employee benefits, which are subject to similar fluctuations in value in the long term. The Group uses a network of professional actuaries co-ordinated under a world wide process to value such liabilities designed to ensure consistency in the quality of the key assumptions underlying the valuations. The critical assumptions and estimates applied are outlined in detail in Note 24.

(iv)        Provisions

The amount recognized for a provision is the best estimate of the expenditure to be incurred. Provisions are remeasured at each balance sheet date based on the best estimate of the settlement amount. Changes to the best estimate of the settlement amount may result from changes in the amount or timing of the outflows or changes in discount rates (when applicable).

(v)           Share-based payments

The determination of the fair value of awards under the management equity plan involves the use of judgements and estimates. The fair value has been estimated using a binomial lattice model in accordance with the judgemental assumptions set out in Note 27.

(vi)        Establishing lives for depreciation purposes of property, plant and equipment

Long-lived assets, consisting primarily of property, plant and equipment, comprise a significant portion of the total assets. The annual depreciation charge depends primarily on the estimated lives of each type of asset and in certain circumstances, estimates of fair values and residual values. The directors regularly review these asset lives and change them as necessary to reflect current thinking on remaining lives in light of technological change, prospective economic utilisation and physical condition of the assets concerned. Changes in asset lives can have a significant impact on depreciation and amortization charges for the period. It is not practical to quantify the impact of changes in asset lives on an overall basis, as asset lives are individually determined and there are a significant number of asset lives in use. Details of the useful lives is included in the accounting policy. The impact of any change would vary significantly depending on the individual changes in assets and the classes of assets impacted.

3  Segmental Analyses

The Group is an integrated paper and board manufacturer and converter. The Group has identified reportable segments on a geographic basis (Europe and Latin America). In Europe, the Group has two reportable segments: (1) Packaging and (2) Specialties. Latin America consists of Packaging only. The Packaging segment is highly integrated. It includes a system of mills and plants that produces a full line of containerboard that is converted into corrugated containers. The Specialties segment primarily consists of graphic board and solidboard businesses, along with paper sack and bag-in-box operations. Additionally, there are central costs which represent corporate governance costs, including executive costs, and costs of the Group’s legal, company secretarial, pension administration, tax, treasury and controlling functions and other administrative costs.

Smurfit Kappa Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

3  Segmental Analyses—(continued)

Set out below are segmental analyses of sales (by source), (loss)/income before taxes and equity minority interests, total assets, long lived assets, net operating assets, capital expenditure, depreciation, depletion and amortization expense and investments in equity method investees. Sales by destination are not materially different from sales by source. The analysis of (loss)/income includes the Group’s share of the (loss)/income before exceptional items, interest and taxes of associates. A geographical analysis of employees can be found in Note 6 and of income taxes in Note 9.

Sales—third party (external net sales)

	2006	2005	2004
	€000	€000	€000
Packaging	5,183,095	3,117,403	3,093,484
Specialties	977,395	530,629	1,009,038
Europe	6,160,490	3,648,032	4,102,522
Latin America	872, 223	789,297	702,560
	€7,032,713	€4,437,329	€4,805,082

Third party sales in Ireland were: €196,469,000 for the year ended December 31, 2006; €189,244,000 for the year ended December 31, 2005 and €196,346,000 for the year ended December 31, 2004.

Sales—Group and third party

	2006	2005	2004
	€000	€000	€000
Packaging	7,614,751	4,338,640	4,255,869
Specialties	1,293,485	651,972	1,138,767
Europe	8,908,236	4,990,612	5,394,636
Latin America	1,349,544	1,221,240	1,090,229
	€10,257,780	€6,211,852	€6,484,865

Smurfit Kappa Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

3 Segmental Analyses—(continued)

(Loss)/income before taxes and equity minority interests

	2006	Restated 2005	Restated 2004
	€000	€000	€000
Packaging	338,718	129,461	152,000
Specialties	51,212	33,154	98,256
Associates	10,192	6,420	10,064
Europe	400,122	169,035	260,320
Packaging	128,189	113,996	118,443
Associates	1,434	867	2,546
Latin America	129,623	114,863	120,989
Unallocated centre costs	(27,832)	(23,335)	(25,272)
Income before intangible amortization, interest and exceptional items	501,913	260,563	356,037
Share-based payments	(8,084)	(5,071)	(7,184)
Amortization of intangible assets	(65,533)	(29,203)	(37,925)
Group net interest	(342,955)	(244,621)	(285,306)
Loss from early extinguishment of debt	—	(104,658)	(5,697)
Share of associates’ net interest	(1,950)	(1,336)	(1,301)
(Loss)/income before exceptional items	83,391	(124,326)	18,624
Reorganization and restructuring costs	(196,563)	(25,090)	(39,430)
Impairment of property, plant and equipment	(31,299)	(45,214)	—
Impairment of advances to affiliates	(52,821)	—	—
(Loss)/income on sale of assets and businesses	(22,856)	52,587	22,173
	€(220,148)	€(142,043)	€1,367

	2006	2005
	€000	€000
Total assets
Packaging	4,226,967	5,065,437
Specialties	631,343	654,357
Europe	4,858,310	5,719,794
Latin America	733,156	774,708
Group centre	236,188	127,973
	5,827,654	6,622,475
Intangible assets	2,348,747	2,490,259
Amounts due by affiliates	210,971	263,043
	€8,387,372	€9,375,777

Smurfit Kappa Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

3 Segmental Analyses—(continued)

	2006	2005
	€000	€000
Long lived assets
Packaging	2,589,590	2,647,603
Specialties	370,519	375,213
Europe	2,960,109	3,022,816
Latin America	438,072	475,323
Group centre	775	945
	3,398,956	3,499,084
Intangible assets	2,348,747	2,490,259
	€5,747,703	€5,989,343

Long lived assets in Ireland were €81,931,000 and €82,952,000 at December 31, 2006 and 2005 respectively.

	2006	2005
	€000	€000
Net operating assets
Packaging	2,920,050	3,091,799
Specialties	457,332	479,235
Europe	3,377,382	3,571,034
Latin America	585,332	627,697
Group centre	(16,062)	(69,969)
Net operating assets	3,946,652	4,128,762
Intangible assets	2,348,747	2,490,259
Amounts due by affiliates	210,971	263,043
Unallocated net liabilities	(5,265,350)	(5,463,202)
Shareholders’ equity	€1,241,020	€1,418,862

Smurfit Kappa Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

3 Segmental Analyses—(continued)

A reconciliation of net operating assets above to shareholders’ equity is as follows:

	2006	2005
	€000	€000
Per segmental analysis of net operating assets	3,946,652	4,128,762
Intangible assets	2,348,747	2,490,259
Amounts due by affiliates	210,971	263,043
Unallocated assets	2,559,718	2,753,302
Net borrowing	(4,503,227)	(4,506,742)
Deferred debt issuance costs	113,141	132,860
Amounts due to affiliates	(12,520)	(10,876)
Corporation tax	(43,476)	(20,410)
Capital lease creditors	(18,156)	(23,549)
Provisions for liabilities and charges	(177,561)	(247,733)
Pension liabilities	(493,763)	(655,368)
Minority interests (equity interests)	(129,788)	(131,384)
Unallocated net liabilities	(5,265,350)	(5,463,202)
Shareholders’ equity	€1,241,020	€1,418,862

Total assets comprise fixed assets and current assets. Long lived assets comprise property, plant and equipment and intangible assets. Net operating assets comprise total assets less total liabilities but exclude all assets and liabilities of a financing nature.

	2006	2005	2004
	€000	€000	€000
Capital expenditure
Packaging	264,902	121,300	114,803
Specialties	28,820	28,296	54,565
Europe	293,722	149,596	169,368
Latin America	50,811	42,432	36,689
Group centre	154	406	409
	€344,687	€192,434	€206,466

Smurfit Kappa Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

3 Segmental Analyses—(continued)

	2006	2005	2004
	€000	€000	€000
Depreciation, depletion and amortization expense
Packaging	286,064	177,587	178,218
Specialties	37,193	21,907	43,375
Europe	323,257	199,494	221,593
Latin America	40,239	40,527	40,806
Group centre	144	155	218
Depreciation and depletion	363,640	240,176	262,617
Amortization of intangible assets(1)	65,533	29,203	37,925
	€429,173	€269,379	€300,542

(1)          2006 excludes goodwill written off of €9,643,000 in relation to businesses disposed (2005: €128,422,000; 2004: €2,586,000). These have been included within income on sale of assets and operations (Note 5).

	2006	2005
	€000	€000
Investments in equity method investees
Europe	62,147	62,264
Latin America	12,696	14,049
	€74,843	€76,313

4 Net Operating Expenses

	2006	Restated 2005	Restated 2004
	€000	€000	€000
Distribution costs	597,284	366,515	349,047
Administrative expenses	946,871	618,860	671,487
Other operating income	(1,972)	(3,012)	(2,786)
	€1,542,183	€982,363	€1,017,748

5 Exceptional Items

	2006	2005	2004
	€000	€000	€000
Reorganization and restructuring costs	(196,563)	(25,090)	(39,430)
(Loss)/income on sale of assets and operations	(22,856)	13,458	22,173
Income on sale of assets and operations—discontinued operations	—	39,129	—
Impairment of property, plant and equipment	(31,299)	(45,214)	—
Impairment of advances to affiliates	(52,821)	—	—
	€(303,539)	€(17,717)	€(17,257)

Smurfit Kappa Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

5 Exceptional Items—(continued)

During 2006, following the completion of the merger with Kappa Packaging in December 2005, the Group undertook a significant restructuring program with the objective of fully integrating the combined operations of the Jefferson Smurfit Group and Kappa Packaging in order to achieve planned synergy benefits. This program involves the restructuring of our European paper mills and converting plants and rationalization of our head office function. The restructuring expense of €174.0 million reflects the substantial progress made in relation to the program during 2006 and is comprised of redundancy payments and other closure costs.

The paper mill rationalization program has resulted in the closure of six high-cost containerboard mills; four in France, one in Germany and one in Sweden. In addition, the Group completed the closure of the coated paper operations at the Townsend Hook mill in the UK. The Group’s corrugated converting plants in Europe were restructured to optimize the enlarged system and make it more efficient. The program resulted in the closure of five plants; two in France, two in the UK and one in Germany. Other costs arose across the operations with provision being made for certain closures which are planned for the first half of 2007. Within the Specialties operations, the Group completed the closure of a solid board machine in the Netherlands and the closure of the Group’s paper sack plant in the UK.

As a result of the restructuring program significant synergies have been achieved throughout the Group, including paper mill rationalization, machine specialization, paper logistics and integration, corrugated system optimization, purchasing savings and central and administrative overhead reductions.

The Group was subject to a long running court action in relation to the ownership of its corrugated container plant in the Dominican Republic. Following the completion of court proceedings in 2006, the Group incurred settlement costs of €22.6 million. The settlement includes the transfer of title to certain assets and payment of cash consideration in three tranches in January 2007, 2008 and 2009. The Group has retained ownership of the plant and equipment and the goodwill of the business. This cost is included within the reorganization, restructuring and exceptional costs of €196.6 million.

An impairment charge of €9.2 million is reflected in the Specialties segment and resulted from the restructuring of certain operations in the Netherlands and the resulting impact on recoverable amounts of underlying property, plant and equipment. An impairment charge amounting to €22.1 million was also recognized in relation to a number of entities predominantly located in the Eurozone, which results primarily from the restructuring program.

During 2006, the Group completed the disposal of eight facilities as required under the European Union (“EU”) approval of the merger with Kappa Packaging (Kappa) comprising two graphic board mills in the Netherlands; one solid board mill and converting operation in the Netherlands; two corrugated facilities in Sweden; two corrugated facilities in Denmark; and one partition facility in Scotland. Total consideration for the eight facilities was approximately €40 million, the net proceeds arising from which was applied to debt reduction. Losses arising on these disposals, net of other less significant gains and losses, gave rise to the overall loss of €22.9 million above.

In 2005, the Group recorded costs of €25.1 million representing reorganization and restructuring costs mainly in the European Packaging division. This figure includes redundancy, closure and reorganization costs. The main closure costs relate to our Clonskeagh Mill in Ireland, which was permanently closed in the first quarter of 2005, and to our Gravelines corrugated plant and Cevennes corrugated plant in France, for

Smurfit Kappa Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

5 Exceptional Items—(continued)

which closures were announced in the final quarter of 2005. The related tax relief of €5.4 million is included in Taxes on income.

The Group has also reported costs of €45.2 million representing provisions for impairment of property, plant and equipment primarily in the European Packaging segment. In measuring the value in use of the related assets a discount rate of 7.6% was applied to future cash flows.

The Group has reported a net gain of €52.6 million in respect of the sale of assets and operations. The main profit was in relation to the sale of Munksjö in the first quarter of 2005, partially offset by a loss on the sale of our Tissues operation in the second quarter of 2005, in addition to the profit on the sale of The K Club in the second quarter of 2005.

In 2004, the Group recorded costs of €39.4 million representing reorganization and restructuring costs mainly in the European Packaging division. This figure included redundancy, closure and reorganization costs. The main closure costs related to our Cordoba mill in Spain, which was permanently closed in the third quarter of 2004, and to our Tamworth corrugated plant and Witham cartons plant in the United Kingdom, for which closures were announced in the final quarter of 2004. The related tax relief of €4.0 million was included in Taxes on income.

The Group reported a gain of €22.2 million, in respect of the sale of the Botanic Road property in Dublin, the sale of surplus property in Italy and Spain and the disposal of our investment in Cartonnerie de Valois. The related tax charge of €1.9 million was included in Taxes on income.

6 Employees and Remuneration

The average number of persons employed by the Group by geographical area in the financial year was:

	2006	2005	2004
Europe	33,480	21,384	22,931
Latin America	8,779	7,828	7,440
	42,259	29,212	30,371

	2006	Restated 2005	Restated 2004
	€000	€000	€000
The staff costs comprise:
Wages and salaries	1,320,904	859,131	890,748
Social welfare	263,922	188,543	194,858
Pensions	89,945	66,204	71,623
Share-based payments	8,084	5,071	7,184
	€1,682,855	€1,118,949	€1,164,413

Smurfit Kappa Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

7 Interest Expense

	2006	2005	2004
	€000	€000	€000
Interest payable and similar charges:
On bank loans and overdrafts
—repayable within 5 years, by installment	75,836	41,857	25,123
—repayable within 5 years, other than by installment	13,712	17,277	2,965
	89,548	59,134	28,088
On all other loans	266,634	196,217	265,553
	€356,182	€255,351	€293,641

In addition to the above table, the 2005 loss of €105 million from the early extinguishment of debt arose mainly as a result of our refinancing and debt reduction activities during 2005. The early pay down of the original PIK debt, following the February 2005 refinancing, resulted in the write-off of €14 million in debt issue and other costs as well as cash costs of €53 million, primarily the cash premium paid for early redemption. In addition, the Group wrote off debt issue costs of €10 million in respect of the debt repaid with the Munksjö proceeds. The Group wrote off a further €4 million in respect of the debt repaid with The K Club proceeds and €24 million as a result of the early pay down of some debt in the former JSG as part of the financing of the merger with Kappa.

8 (Loss)/income Before Taxes

	2006	2005	2004
	€000	€000	€000
(Loss)/income before taxes is stated after charging/(crediting):
Depreciation, depletion and amortization expense	429,173	269,379	300,542
Auditors’ remuneration (including expenses)	6,910	4,472	4,073
Operating lease rentals plant and machinery	35,822	12,456	13,042
Operating lease rentals other	974	9,672	9,171
(Gain)/loss on foreign currency borrowing less deposits	(421)	1,174	(376)
Research and development costs	2,160	4,292	4,924
Government grants	(1,972)	(3,012)	(2,786)

Directors’ emoluments, including pension contributions amounted to €9,727,000 (2005: €3,563,000;
2004: €4,894,000). Directors’ emoluments, including pension contributions, increased in 2006 as new directors joined the board.

Smurfit Kappa Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

8 (Loss)/income Before Taxes—(continued)

The following amounts relating to acquisitions and discontinued operations are included in arriving at Cost of Sales and Net Operating Expenses in the Consolidated Statements of Operations.

	2006	2005	2004
	€000	€000	€000
Cost of sales:
Acquired operations	—	158,358	—
Discontinued operations	—	22,737	398,061
Net operating expenses:
Acquired operations	—	45,452	—
Discontinued operations	—	4,311	72,822

9 Taxes on income

	2006	2005	2004
	€000	€000	€000
Current Taxation
Europe	14,543	18,801	(7,219)
United States and Canada	86	(5,378)	—
Latin America	25,708	25,556	26,975
	40,337	38,979	19,756
Deferred Taxation-originating timing differences
Europe	5,489	(13,924)	3,354
United States and Canada	—	—	8
Latin America	(11,836)	(5,406)	1,257
	(6,347)	(19,330)	4,619
Taxes on income
Holding Company and subsidiaries	33,990	19,649	24,375
Share of associates	3,317	1,912	2,598
	€37,307	€21,561	€26,973
Deferred taxation arises as follows:
Capital allowances	(11,753)	788	3,873
Other	5,406	(20,118)	746
	€(6,347)	€(19,330)	€4,619

Current taxation represents corporation tax or its equivalent on the taxable income in each jurisdiction and unrelieved overseas tax on dividends. In 2006, unrelieved overseas tax on dividends amounted to €532,000 (2005: €559,000; 2004: €486,000). In 2006, the amount of current taxation relating to Ireland was €4,025,000 (2005: €1,593,000; 2004: nil). In 2006, the amount of deferred taxation relating to Ireland was a credit of €3,697,000 (2005: a credit of €1,658,000; 2004: a credit of €3,630,000).

The deferred taxation credit of €6,347,000 for 2006 includes a credit of €25,769,000 (2005: a charge of €2,172,000; 2004: a charge of €635,000) in respect of pensions. The balance of €19,422,000 (2005: €21,502,000; 2004: €3,984,000) is shown as a movement in the liability for Deferred Income Taxes.

Smurfit Kappa Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

9 Taxes on income—(continued)

The Group has availed of a reduced taxation rate of 10%, which applies to certain manufacturing and financial service operations in Ireland. This reduced rate expired at the end of 2005 for financial services operations and is due to expire for manufacturing operations at the end of 2010.

(Loss)/income before tax is analyzed as follows:

	2006	Restated 2005	Restated 2004
	€000	€000	€000
Ireland	23,927	(102,679)	(30,709)
Foreign	115,321	1,605	75,948
Associates	9,676	5,951	11,310
Unallocated amortization of intangible assets	(65,533)	(29,203)	(37,925)
Exceptional items (Note 5)	(303,539)	(17,717)	(17,257)
	€(220,148)	€(142,043)	€1,367

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

The following table relates the applicable Republic of Ireland statutory tax rate to the effective tax rate of the Group, obtained by computing the tax charge as a percentage of income before taxes and minority shareholders’ interest:

	2006	Restated 2005	Restated 2004
	%	%	%
Corporation tax at Irish statutory rate	12.5	12.5	12.5
Adjusted for:
Income subject to a higher rate of tax than Irish statutory rate	(23.1)	(20.8)	4,000.9
Expenditure not deductible for tax purposes	(16.5)	7.1	1,129.9
Tax losses (utilized)/unutilized	0.9	(4.3)	633.7
Adjustments to tax charge in respect of previous periods	(1.1)	(7.2)	(3,035.7)
Income/(loss) arising not subject to tax	4.5	(2.5)	(768.1)
Previously unrecognized deferred tax assets now recognized	5.9	—	—
	(16.9)	(15.2)	1,973.2

Smurfit Kappa Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

10 Net Borrowing

	2006	2005
	€000	€000
Cash at bank and in hand	370,204	247,807
Restricted cash	—	755,575
Total borrowing (Note 19)	4,873,431	5,510,124
	€4,503,227	€4,506,742

11 Accounts Receivable and Prepayments

	2006	2005
	€000	€000
Amounts falling due within one year:
Trade receivables	1,247,808	1,228,689
Less: Provision for bad and doubtful debts	42,268	45,831
	1,205,540	1,182,858
Amounts owed by associates	4,076	8,089
Other receivables	89,046	79,763
Prepayments and accrued income	33,280	28,748
	1,331,942	1,299,458
Amounts falling due after more than one year:
Other receivables	12,678	15,270
	€1,344,620	€1,314,728

12 Inventories

	2006	2005
	€000	€000
Raw materials	174,961	186,625
Work in progress	33,416	38,911
Finished goods	279,952	297,029
Consumables and spare parts	138,043	140,566
	€626,372	€663,131

13 Investments

	2006	2005
	€000	€000
Associates (Note 13 (i))	74,843	76,313
Other investments (Note 13 (ii))	7,659	11,433
	€82,502	€87,746

Smurfit Kappa Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

13 Investments—(continued)

13 (i): Associates

	Share of
	net assets	Loans	Total
	€000	€000	€000
December 31, 2003	68,973	312	69,285
Additions	441	—	441
Retained earnings	3,944	—	3,944
Sales	(124)	—	(124)
Reclassification	(414)	—	(414)
Currency adjustment	(837)	—	(837)
December 31, 2004	71,983	312	72,295
Additions	305	—	305
Acquisitions	2,643	—	2,643
Retained earnings	2,169	—	2,169
Sales	(873)	—	(873)
Reclassification	(1,899)	(145)	(2,044)
Currency adjustment	1,814	4	1,818
December 31, 2005	76,142	171	76,313
Additions	130	—	130
Retained earnings	1,897	—	1,897
Sales	(1,728)	—	(1,728)
Write off to statement of operations	(481)	—	(481)
Reclassification	(113)	—	(113)
Currency adjustment	(1,178)	3	(1,175)
December 31, 2006	€74,669	€174	€74,843

The Group has one remaining significant associate—Duropack AG in Austria, of which the Group owns 40%.

Smurfit Kappa Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

13 Investments—(continued)

13 (ii):  Other Investments

	Listed*	Unlisted
	Cost	Cost	Total
	€000	€000	€000
December 31, 2003	6,573	4,784	11,357
Additions	231	541	772
Transfers	—	(14)	(14)
Reclassification	—	(1,426)	(1,426)
Sales	(509)	(465)	(974)
Currency adjustment	8	(123)	(115)
December 31, 2004	6,303	3,297	9,600
Additions	75	12	87
Acquisitions	—	890	890
Reclassification	—	921	921
Sales	(17)	(219)	(236)
Write off to statement of operations	—	(56)	(56)
Currency adjustment	—	227	227
December 31, 2005	6,361	5,072	11,433
Additions	—	1,500	1,500
Reclassification	—	(4,755)	(4,755)
Sales	(530)	(380)	(910)
Write off to statement of operations	(66)	602	536
Currency adjustment	—	(145)	(145)
December 31, 2006	€5,765	€1,894	€7,659

*  Listed on a recognized stock exchange

Other investments are stated at cost. The market value of the listed investments at December 31, 2006 was €5,787,000 (2005: €6,371,000; 2004: €6,304,000)

Smurfit Kappa Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

14 Property, Plant and Equipment

	Land & Buildings		Plant and
	Freehold	Leasehold	Equipment	Total
	€000	€000	€000	€000
Cost or valuation
December 31, 2003	1,018,681	38,153	2,912,874	3,969,708
Fair value adjustment	—	—	1,195	1,195
Reclassification	8,849	(8,305)	(17,952)	(17,408)
Additions	27,076	2,950	167,634	197,660
Retirements	(10,567)	(2,726)	(66,863)	(80,156)
Currency adjustment	(14,254)	158	(44,416)	(58,512)
December 31, 2004	1,029,785	30,230	2,952,472	4,012,487
Fair value adjustment	40,438	—	(17,449)	22,989
Reclassification	21,567	(2,659)	(42,064)	(23,156)
Acquisitions	525,146	—	1,031,986	1,557,132
Additions	7,964	2,315	173,314	183,593
Businesses sold	(185,169)	(5,457)	(301,857)	(492,483)
Retirements	(30,506)	—	(146,029)	(176,535)
Currency adjustment	29,750	(288)	36,479	65,941
December 31, 2005	1,438,975	24,141	3,686,852	5,149,968
Fair value adjustment	13,638	—	16,455	30,093
Reclassification	23,126	2,071	85,881	111,078
Additions	6,398	233	326,882	333,513
Businesses sold	(18,031)	—	(88,164)	(106,195)
Retirements	(22,550)	(205)	(123,458)	(146,213)
Currency adjustment	(18,907)	488	(54,510)	(72,929)
December 31, 2006	1,422,649	26,728	3,849,938	5,299,315
Depreciation
December 31, 2003	151,863	8,884	1,423,525	1,584,272
Reclassification	(4,787)	(2,621)	(6,473)	(13,881)
Charged	27,895	1,141	227,503	256,539
Retirements	(1,882)	(713)	(64,287)	(66,882)
Currency adjustment	(3,487)	141	(29,731)	(33,077)
December 31, 2004	169,602	6,832	1,550,537	1,726,971
Impairment provision	2,256	—	42,958	45,214
Reclassification	525	(1,027)	(18,930)	(19,432)
Charged	31,596	1,428	201,622	234,646
Businesses sold	(17,020)	—	(121,533)	(138,553)
Retirements	(11,354)	—	(128,297)	(139,651)
Currency adjustment	(48)	(306)	2,476	2,122
December 31, 2005	175,557	6,927	1,528,833	1,711,317
Impairment provision	10,147	—	21,152	31,299
Reclassification	17,398	(160)	91,861	109,099
Charged	48,592	1,020	308,274	357,886
Businesses sold	(8,247)	—	(63,095)	(71,342)
Retirements	(11,703)	(37)	(114,354)	(126,094)
Currency adjustment	(6,348)	355	(46,701)	(52,694)
December 31, 2006	225,396	8,105	1,725,970	1,959,471
Net book amount December 31, 2006	€1,197,253	€18,623	€2,123,968	€3,339,844
Net book amount December 31, 2005	€1,263,418	€17,214	€2,158,019	€3,438,651
Net book amount December 31, 2004	€860,183	€23,398	€1,401,935	€2,285,516

Smurfit Kappa Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

14 Property, Plant and Equipment—(continued)

Timberland
€000
December 31, 2003	50,510
Additions	8,806
Depletion	(6,078)
Currency adjustment	(3,896)
December 31, 2004	49,342
Additions	8,841
Disposals	(12)
Depletion	(5,530)
Currency adjustment	7,792
December 31, 2005	60,433
Additions	11,174
Reclassification	(172)
Depletion	(5,754)
Currency adjustment	(6,569)
December 31, 2006	59,112
Net book amount December 31, 2006	€3,398,956
Net book amount December 31, 2005	€3,499,084
Net book amount December 31, 2004	€2,334,858

Land and Buildings

Included in tangible assets is an amount for land of €383,477,000 (2005: €410,140,000; 2004: €282,021,000).

Capitalized leased property, plant and equipment

Included in the net book amount of tangible assets is an amount for capitalized leased assets of €35,053,000 (2005: €42,704,000; 2004: €50,355,000). The depreciation charge for capitalized leased assets for 2006 was €8,520,000 (2005: €6,832,000; 2004: €10,139,000) and the related finance charges amounted to €1,009,000 (2005: €1,138,000; 2004: €1,962,000).

Smurfit Kappa Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

15 Intangible Assets

	Goodwill	Other Intangible Assets	Total Intangible Assets
	€000	€000	€000
December 31, 2003	1,455,133	—	1,455,133
Acquisitions	2,731	—	2,731
Disposals	(2,586)	—	(2,586)
Fair value adjustments	40,457	—	40,457
Amortization	(37,925)	—	(37,925)
Currency adjustment	(2,680)	—	(2,680)
December 31, 2004	1,455,130	—	1,455,130
Acquisitions	1,185,705	35,000	1,220,705
Disposals	(128,422)	—	(128,422)
Reclassification	(31,247)	—	(31,247)
Amortization	(28,914)	(289)	(29,203)
Currency adjustment	3,296	—	3,296
December 31, 2005	2,455,548	34,711	2,490,259
Disposals	(9,643)	—	(9,643)
Fair value adjustments	(71,311)	—	(71,311)
Amortization	(62,033)	(3,500)	(65,533)
Reclassification	2,780	—	2,780
Currency adjustment	2,195	—	2,195
December 31, 2006	€2,317,536	€31,211	€2,348,747

Accumulated amortization at December 31, 2006 and 2005 was €159,184,000 and €94,588,000 respectively. The expected amortization for other intangible assets is expected to be €3,500,000 for each of the next 5 years.

16 Accounts Payable and Accrued Liabilities

	2006	2005
	€000	€000
Trade payables	906,673	905,697
Amounts owed to associates—trading balances	938	3,289
Taxation creditors (Note 17)	89,483	72,859
Deferred acquisition consideration	140	33,713
Social welfare	49,821	51,574
Accruals	348,904	323,315
Capital payables	84,206	50,261
Other payables	60,240	55,573
Capitalized lease obligations	4,578	4,132
	€1,544,983	€1,500,413

Smurfit Kappa Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

17 Taxation Creditors

	2006	2005
	€000	€000
Current taxation	43,476	20,410
Payroll taxes	41,053	41,020
VAT and other sales taxes	4,954	11,429
	€89,483	€72,859

18 Long Term Debt and Other Long Term Liabilities

	2006	2005
	€000	€000
Borrowing—due after more than one year (Note 19)	4,644,176	4,650,772
Deferred debt issuance costs	(113,141)	(132,860)
Capitalized lease obligations	13,578	19,417
	€4,544,613	€4,537,329

19 Borrowing

	2006	2005
	€000	€000
Senior credit facility
Revolving credit facility(1)—interest at relevant interbank rate + 2.25%	4,476	9,210
Restructuring facility(2)—interest at relevant interbank rate + 2.25% until conversion to term loan	103,200	—
Tranche A Term loan(3a)—interest at relevant interbank rate + 2.25%	452,031	475,856
Tranche B Term loan(3b)—interest at relevant interbank rate + 2.50% euro & 2.375% US$(3d)	1,188,558	1,165,518
Tranche C Term loan(3c)—interest at relevant interbank rate + 3.00% euro & 2.875% US$(3d)	1,188,558	1,165,518
Yankee bonds (including accrued interest)(4)	253,903	251,497
Kappa bonds(5)	—	755,575
Bank loans and overdrafts/(cash)(6)	(246,650)	(925,752)
2011 Receivables securitization floating rate notes (including accrued interest)(7)	210,278	210,214
Total subsidiary debt	3,154,354	3,107,636
2012 Bonds (including accrued interest)(8)	971,429	1,021,347
2015 Cash pay subordinated notes (including accrued interest)(9)	377,444	377,759
Net debt	4,503,227	4,506,742
Capitalized leases	18,156	23,549
Net debt including leases	€4,521,383	€4,530,291

(1)          Revolving credit facility of €600 million (available under the senior credit facility) to be repaid in full in 2012. Includes amounts drawn down under ancillary facilities and amounts drawn under facilities covered by letters of credit.

Smurfit Kappa Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

19 Borrowing—(continued)

(2)          Restructuring credit facility of €275 million, which converts to Term A, B and C loans on December 1, 2008.

(3a)    Term loan A due to be repaid in certain installments up to 2012.

(3b)   Term loan B due to be repaid in full in 2013.

(3c)    Term loan C due to be repaid in full in 2014.

(3d)   Margins on Tranches B & C reduced by 0.25% on euro term loans and by 0.375% on US Dollar loans in February 2006.

(4)          7.5% senior debentures due 2025 of $292.3 million (6.75% senior notes due 2005 of $234 million were repaid in November 2005).

(5)          Various Kappa bonds repaid on January 3, 2006.

(6)          Cash at December 31, 2005 includes €756 million placed as defeasance deposit with Kappa Bond Trustee.

(7)          Receivables securitization floating rate notes mature September 2011.

(8)          10.125% senior notes due 2012 of €350 million and 9.625% senior notes due 2012 of $750 million.

(9)          €217.5 million 7.75% senior subordinated notes due 2015 and $200 million of 7.75% senior subordinated notes due 2015.

	2006			2005
	Bank Loans and Overdrafts	Other Borrowing	Total	Bank Loans and Overdrafts	Other Borrowing	Total
	€000	€000	€000	€000	€000	€000
Analysis by year of repayment
Bank loans, overdrafts and other borrowing	195,940	33,315	229,255	67,609	36,168	103,777
Kappa Bonds outstanding	—	—	—	—	755,575	755,575
Within one year	195,940	33,315	229,255	67,609	791,743	859,352
Between 1 and 2 years	62,507	2,093	64,600	79,819	6,254	86,073
Between 2 and 3 years	67,929	5,988	73,917	56,270	2,172	58,442
Between 3 and 4 years	83,447	1,956	85,403	65,669	1,972	67,641
Between 4 and 5 years	102,412	212,267	314,679	67,397	1,761	69,158
Thereafter
By installment	121,340	4,559	125,899	218,874	2,928	221,802
Other than by installment	2,468,656	1,511,022	3,979,678	2,316,851	1,830,805	4,147,656
Due after more than one year	2,906,291	1,737,885	4,644,176	2,804,880	1,845,892	4,650,772
Total borrowing	€3,102,231	€1,771,200	€4,873,431	€2,872,489	€2,637,635	€5,510,124

Smurfit Kappa Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

19 Borrowing—(continued)

	2006		2005
	Within One Year	After One Year	Within One Year	After One Year
	€000	€000	€000	€000
Analysis of borrowing
Secured bank loans and overdrafts:
Overseas loans	50,873	777,233	14,074	804,382
Domestic loans	57,000	2,124,869	12,150	1,996,648
	107,873	2,902,102	26,224	2,801,030
Unsecured bank loans and overdrafts:
Overseas loans	57,873	4,189	30,974	3,850
Domestic loans	30,194	—	10,411	—
	88,067	4,189	41,385	3,850
Total bank loans and overdrafts	195,940	2,906,291	67,609	2,804,880
Secured other loans	93	436,361	384	455,581
Unsecured other loans	33,222	1,301,524	35,784	1,390,311
Kappa bonds outstanding	—	—	755,575	—
Total other loans	33,315	1,737,885	791,743	1,845,892
Total borrowing	€229,255	€4,644,176	€859,352	€4,650,772

Security comprises fixed and floating charges over the assets of certain subsidiaries and pledges over the Group’s shareholding in certain of its subsidiaries. The gross amount of receivables collateralizing the receivables securitization at December 31, 2006 was €260 million (2005: €262 million). At December 31, 2006 cash of €10.3 million (2005: €14.1 million) was in securitization bank accounts which was not available for transfer to other group subsidiaries.

Included in secured other loans are the following long term obligations:

‘000
Guaranteed Debentures 7.50% due 2025	$292,300
Receivables securitization floating rate notes due 2011	€210,000
Senior credit facility due between 2012 and 2014	€2,900,000

Included in unsecured other loans are the following long term obligations:

‘000
Senior Notes 10.125% due 2012	€350,000
Senior Notes 9.625% due 2012	$750,000
Senior Subordinated Notes 7.75% due 2015	€217,500
Senior Subordinated Notes 7.75% due 2015	$200,000

Smurfit Kappa Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

19 Borrowing—(continued)

Committed facilities amounted to €5,510 million (2005: €5,578 million) of which €4,753 million (2005: €4,656 million) were utilized at December 31, 2006. The weighted average period until maturity of undrawn committed facilities is 5.0 years (2005: 5.3 years).

Maturity of Undrawn Committed Facilities	2006	2005
	€000	€000
Within 1 year	262	55,546
Between 1 and 2 years	171,797	—
More than 2 years	584,979	865,790
	€757,038	€921,336

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

(a) Interest rate risk management

The Group manages interest rate exposure to achieve an appropriate balance of fixed and variable rate funding. To achieve this objective, the Group enters into interest rate swaps, options and forward rate agreements. Interest rate swap agreements are used to change the interest receivable or payable on the Group’s underlying cash and borrowing from variable to fixed rates or from fixed to variable rates. At the year end, 68% (2005: 72%) of the Group’s borrowing was at fixed rates after taking account of interest rate swaps. As at December 31, 2006, the Group had variable rate debt (adjusted to include fixed rate instruments which reprice within one year) of approximately €1.5 billion (2005: €1.3 billion). Holding all other variables constant, including levels of indebtedness, a one percentage point increase in interest rates would have had an estimated impact on pre-tax interest expense of approximately €15 million. The weighted average interest rate on borrowing outstanding at the year end was 6.85% (2005: 6.87%). The weighted average interest rate on short term borrowing was 7.18% (2005: 5.48%).

Smurfit Kappa Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

19 Borrowing—(continued)

Outstanding interest rate swap agreements at December 31, 2006 are summarized as follows:

Currency	Notional Principal (Millions)	Termination Dates	% Fixed Payable	% Variable Receivable
EUR	346	2007	3.455 - 3.67	Euribor	(1)
EUR	480	2008	3.36 - 3.489	Euribor
EUR	1,300	2010	3.035 - 3.79	Euribor

(1)          European Interbank Offered Rate

Outstanding interest rate swap agreements at December 31, 2005 are summarized as follows:

Currency	Notional Principal (Millions)	Termination Dates	% Fixed Payable	% Variable Receivable
EUR	175	2006	3.4775 - 3.67	Euribor
EUR	425	2007	3.455 - 3.67	Euribor
EUR	480	2008	3.165 - 3.615	Euribor
EUR	1,100	2009	3.035 - 3.62	Euribor

(b) Foreign exchange risk management

The Group manages its balance sheet having regard to the currency exposures arising from its assets being denominated in a wide range of currencies. To this end, where foreign currency assets are funded by local borrowing, such borrowing is generally sourced in the currency of the related assets. The Group also hedges a portion of its currency exposure through the use of currency swaps and forward contracts. At December 31, 2006 the Group had entered into €106 million (2005: €278 million) currency equivalent of forward contracts and there were no options contracts outstanding (2005: €Nil) in respect of its day to day trading.

Outstanding currency swap agreements at December 31, 2006 are summarized as follows:

Currency swapped (Millions)	Currency received (Millions)	Maturity date	Interest rate paid	Interest rate received
USD 176	EUR 172	2007	Euribor + 3.32	Libor(1) + 3.00
USD 222	EUR 190	2007	Euribor + 2.59	7.50
USD 70	SEK 574	2007	Euribor + 2.60	7.50
USD 200	EUR 153	2010	6.61	7.75
USD 204	EUR 183	2012	9.98	9.65
USD 545	EUR 414	2007	Euribor + 0.04	Libor

Smurfit Kappa Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

19 Borrowing—(continued)

Outstanding currency swap agreements at December 31, 2005 are summarised as follows:

Currency swapped (Millions)	Currency received (Millions)	Maturity date	Interest rate paid	Interest rate received
USD 176	EUR 172	2007	Euribor + 3.32	Libor(1) + 3.00
USD 222	EUR 190	2007	Euribor + 2.59	7.50
USD 70	SEK 574	2007	Stibor(2) + 2.60	7.50
USD 200	EUR 153	2010	6.61	7.75
USD 204	EUR 183	2012	9.98	9.65

(1)          London Interbank Offered Rate

(2)          Stockholm Interbank Offered Rate

At December 31, 2006 the Group had also entered into currency swaps of €317 million equivalent
(2005: €374 million) as part of its short term liquidity management.

Excluding the Group’s Latin American operations, there were no significant transactional currency exposures at December 31, 2006, that gave rise to net currency gains and losses recognized in the statement of operations. Such exposures comprise the monetary assets and liabilities of the Group that are not denominated in the operating (or ‘functional’) currency of the operating unit involved. As at December 31, 2006, transactional currency exposures in the Group’s Latin American operations amounted to €18 million (2005: €35 million).

(c) Fair value of financial instruments

The carrying amounts and estimated fair values of the material financial instruments of the Group are as follows:

	2006		2005
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
	€000	€000	€000	€000
Assets
Cash, short term deposits and liquid investments	370,204	370,204	247,807	247,807
Restricted cash	—	—	755,575	755,575
Accounts receivable and prepayments	1,331,942	1,331,942	1,299,458	1,299,458
Liabilities
Short term debt	229,255	229,255	103,777	103,777
Kappa bonds outstanding	—	—	755,575	755,575
Accounts payable and accrued liabilities	1,544,983	1,544,983	1,500,413	1,500,413
Medium and long term debt	4,644,176	4,694,354	4,650,772	4,591,030
Derivative financial instruments
Interest rate swap agreements		2,545		(45,800)
Currency swap agreements		(98,650)		(21,895)
Foreign exchange contracts		151		1,063
Energy/pulp hedging contracts		(3,424)		990

Smurfit Kappa Funding plc and Subsidiary Companies
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

Currency swap agreements and foreign exchange contracts:

The fair value of these instruments is based on the estimated replacement cost of equivalent instruments at the balance sheet date. The fair value of currency swaps are included in the carrying amount of Short term debt and Medium and long term debt.

(d) Credit risk

Potential concentrations of credit risk to the Group consist principally of cash deposits, short term investments and trade debtors. The Group only deposits cash surpluses with quality credit rated banks and institutions that meet certain criteria and by policy limits the amount of credit exposure to any one bank or institution. Trade debtors comprise a large, widespread customer base. The Group mitigates the risk that counterparties to derivatives will fail to perform by contracting with major financial institutions having high credit ratings and considers the likelihood of counterparty failure to be remote. At December 31, 2006 the Group did not consider there to be any significant concentration of credit risk.

Smurfit Kappa Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

20 Provision for Liabilities and Charges

	Deferred	Other
	Income	Deferred
	Taxes	Provisions	Total
	€000	€000	€000
December 31, 2003	176,826	58,126	234,952
Charge/(credit) to statement of operations(1)	3,984	(42)	3,942
Paid in year	—	(9,769)	(9,769)
Acquisitions	1	—	1
Fair value adjustments	(7,134)	—	(7,134)
Reclassification	4,406	(2,592)	1,814
Currency adjustment	(1,647)	(756)	(2,403)
December 31, 2004	176,436	44,967	221,403
(Credit)/charge to statement of operations(1)	(21,502)	14,084	(7,418)
Paid in year	—	(5,512)	(5,512)
Acquisitions	65,729	2,392	68,121
Subsidiaries disposed	(26,269)	—	(26,269)
Reclassification	(1,877)	(5,924)	(7,801)
Currency adjustment	3,674	1,535	5,209
December 31, 2005	196,191	51,542	247,733
Charge to statement of operations(1)	19,422	14,445	33,867
Fair value adjustments	(76,462)	—	(76,462)
Paid in year	—	(4,535)	(4,535)
Subsidiaries disposed	(4,889)	—	(4,889)
Reclassification	(23,753)	6,389	(17,364)
Currency adjustment	395	(1,184)	(789)
December 31, 2006	€110,904	€66,657	€177,561
Amounts included in current liabilities at December 31, 2006		€132,591	€132,591

	2006	2005	2004
	€000	€000	€000
Deferred taxation arises as follows:
Accelerated capital allowances	294,202	260,686	158,246
Other timing differences	(183,298)	(64,495)	18,190
	€110,904	€196,191	€176,436

(1)          The 2006 deferred tax charge to income of €19,422,000 (2005: credit of €21,502,000; 2004: €3,984,000) excludes the deferred tax credit relating to pensions of €25,769,000 (2005: €2,172,000; 2004: €635,000). The 2006 deferred tax credit to income in Note 9 ‘Taxes on income’ includes this amount.

At December 31, 2006, we had net operating loss carryforwards of €1,187 million, (2005: €1,057 million), the majority of which are available indefinitely. These loss carryforwards have a tax value of €357 million (2005: €294 million). Valuation allowances of €173 million (2005: €167 million) have been established for a portion of these deferred tax assets. The realization of these deferred tax assets is

Smurfit Kappa Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

20 Provision for Liabilities and Charges—(continued)

dependent on future taxable income. Based upon recent levels of taxable income, we expect that our deferred tax assets, net of valuation allowances, will be fully utilized.

Deferred tax assets have not been recognised on tax losses of €173 million, on pension/employee benefits of €17 million, on trade and other payables of €6 million and on debtors of €1 million. No deferred tax asset has been recognized in respect of these amounts on the grounds that there is insufficient evidence that the assets will be recoverable. In the event that sufficient profits will be generated in the relevant jurisdictions in the future, these assets may be recovered.

Other provisions of €199 million include amounts in respect of restructuring (€74 million), environmental (€10 million), legal (€33 million) and other (€82 million).

Restructuring

These provisions relate to commitments relating to restructuring programs throughout the Group. During 2006, following the completion of the merger with Kappa Packaging in December 2005, the Group undertook a significant program of restructuring with the objective of fully integrating the combined operations of the Jefferson Smurfit Group and Kappa Packaging in order to achieve planned synergy benefits. This program was substantially completed in 2006. The Group expects that the majority of these provisions will be utilized during 2007. In 2005, in response to weak market conditions, the Group announced the closure or restructuring of a number of operations in our European packaging business. At January 1, 2006, the balance of the restructuring provisions amounted to €28 million. These provisions were increased by €117 million in 2006 due to the significant program of restructuring in the current year. At December 31, 2006, the remaining balance of the restructuring provision amounted to €74 million.

Environmental

Provisions for environmental costs mainly relate to the reinstatement of landfill sites and other remediation and improvement costs incurred in compliance with either local or national environmental regulations together with constructive obligations stemming from established practice. The timing of settlement of these provisions is not certain particularly where provisions are based on past practice.

Legal

This represents provisions for certain legal claims brought against the Group by various parties in the ordinary course of business. Provisions are expensed in the income statement within administrative expenses. The most significant provision amounts to €22.6 million at December 31, 2006 and relates to the outstanding element of the settlement of litigation in the Dominican Republic. This litigation arose from the acquisition in 1996 of a controlling interest in a local corrugator owned by lndustria Cartonera Dominicana. This matter was settled on December 13, 2006 and the outstanding amount is payable between January 2007 and January 2009. Other legal provisions are uncertain as to timing and amount as they are the subject of ongoing cases.

Other

Other comprises a number of provisions including; liabilities arising from onerous contracts, mainly relating to property leases amounting to €20.1 million; deferred employee profit sharing provisions in

Smurfit Kappa Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

20 Provision for Liabilities and Charges—(continued)

certain of the countries in which we operate amounting to €14.3 million; and numerous other items which are not individually significant and are not readily grouped together. The property leases generally have lives ranging from five to ten years.

21 Contingent Liabilities

Kappa Packaging’s subsidiary, Kappa Zulpich, is, since May 25, 2004, being investigated by the German Bundes Kartellamt regarding alleged price co-ordination of recovered paper purchases by paper and board producers. The Group is co-operating fully with the Bundes Kartellamt in respect of its investigation.

The Group’s UK operations were, since July 2004, being investigated by the Office of Fair Trading. The Directors understand that the investigation, which centred on the sheet-feeding business, was prompted by consumer complaints, which were filed during the UK Competition Commission’s investigation of the March 2004 acquisition proposal by DS Smith for Linpac Limited, a competitor of the Group’s sheet-feeding business. The investigation looked into the high levels of pricing transparency which exist in the sector and which were a function of, inter alia, vertical integration, swaps and market concentration. This investigation was formally closed by way of letter from the Office of Fair Trading dated September 21, 2006.

On January 16, 2007, representatives of the Autoridade da Concorrencia (Portuguese National Competition Authority) visited the Group’s Portuguese corrugated plant, located in Sao Paio de Oleiros, as part of what appears to be a local investigation affecting several Portuguese companies in the packaging sector. Smurfit Kappa Portugal has co-operated fully with the Autoridade da Concorrencia and as of this date has not received any news or further communication in relation to this matter.

In October 2006, a notice of claim was received by a former subsidiary of Smurfit Kappa Group from a local County Administrative Board in Sweden requiring it to investigate and remediate an adjacent lake. This lake was polluted by local industry over a very long period of time. The subsidiary was in dialogue with the County Administrative Board over the past 30 years as some of its operations require operating permits under the local environmental code. The investigation is at a very preliminary stage.

In November 2002, the Group was notified by the Spanish Environmental Enforcement Agency, Seprona, that it had become aware of an accumulation of rain water mixed with manufacturing waste in the vicinity of the Group’s Sanguesa plant and that such concentration posed a potential environmental hazard. The rain water was removed and new procedures were put in place to prevent any recurrence. Three of the Group’s local managers have been imputed by the court for an offence against natural resources and the environment in respect of this matter. This case was adjourned for consideration on September 22, 2006 and a decision is expected in due course.

The Group was involved in certain civil and criminal proceedings in Spain arising out of a past acquisition. In November 1988, a subsidiary of Smurfit acquired Industrial Cartonera S.A. (“ICSA”), a Spanish incorporated company, from a subsidiary of Torras. In early 1989, Smurfit acquired a 35% interest in another Spanish company, Industrias del Papel y de la Celulosa, S.A. (‘‘INPACSA’’), a former parent of ICSA. A number of individuals associated with Torras were charged by the public prosecutor in Madrid with diverting, for their own use, a substantial part of the purchase consideration paid by Smurfit for ICSA. The public prosecutor, on behalf of the minority shareholders of INPACSA, also claimed that certain

Smurfit Kappa Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

21 Contingent Liabilities—(continued)

transactions, including the transfer of ICSA by INPACSA which took place prior to the Group’s acquisition of ICSA, caused damage to the minority shareholders of INPACSA. In 1998, the public prosecutor also charged Smurfit’s Chairman, Sir Michael Smurfit, as the representative of Smurfit, in these proceedings with respect to the alleged damage to the minority shareholders of INPACSA and Torras. A Smurfit subsidiary was also one of a number of parties against whom secondary civil liability had been claimed. Preliminary proceedings commenced in March 2003 and on April 11, 2003, the court dismissed the proceedings against Sir Michael Smurfit, the Smurfit subsidiary and others. The final decision of the court was handed down in March 2004 and confirmed the earlier dismissal with respect to Sir Michael Smurfit and the Smurfit subsidiary. The decision was appealed to a higher court by two private complainants but not by the public prosecutor. In July 2006, the Supreme Court confirmed the decision of the lower court.

No provisions have been recognized in relation to the above matters, as the Directors believe that these liabilities are contingent liabilities on the basis that any possible obligations arising from past events will only be confirmed by the occurrence (or non-occurrence) of future events not wholly within control of the Group.

A Group subsidiary was the subject of litigation in the Dominican Republic in relation to the ownership of its corrugated container plant. The lawsuits alleged damages in excess of US$300 million. This matter was settled on December 13, 2006. The Group incurred settlement costs of €22.6 million. The settlement included the transfer of title to the Group of certain assets and included the payment of cash consideration in three tranches in January 2007, 2008 and 2009. As a result, the Group has retained ownership of the plant and equipment and the goodwill of the business.

22 Lease Obligations

Obligations under finance leases:

	2006	2005
	€000	€000
Payable within one year	4,963	4,832
Payable in one to two years	3,972	6,323
Payable in two to three years	3,416	4,197
Payable in three to four years	1,312	3,456
Payable in four to five years	1,509	1,289
Payable thereafter	3,993	5,947
Total minimum lease payments	19,165	26,044
Less amount representing interest	(1,009)	(2,495)
Present value of minimum lease payments	€18,156	€23,549
Current portion of capital lease obligations	4,578	4,132
Non-current portion of capital lease obligations	13,578	19,417
	€18,156	€23,549

Smurfit Kappa Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

22 Lease Obligations—(continued)

Commitments under operating leases, payable in the coming year, relate to leases expiring in the following periods:

	Land and Buildings	Other	Total
	€000	€000	€000
Within one year	1,414	10,609	12,023
Within two to five years inclusive	2,278	17,981	20,259
Over five years	5,943	195	6,138
	€9,635	€28,785	€38,420

The total commitments under non-cancellable operating leases at December 31, 2006 are as follows:

2006
€000
Payable within one year	38,420
Payable in one to two years	29,674
Payable in two to three years	22,340
Payable in three to four years	18,669
Payable in four to five years	15,961
Payable thereafter	40,189
€165,253

23 Capital Commitments

The following capital commitments authorized by the directors had not been provided for in the Group financial statements:

	2006	2005
	€000	€000
Contracted for	148,239	124,280
Not contracted for	95,849	143,035
	€244,088	€267,315

24 Employee Pension Plans and Similar Obligations

The Group operates a number of pension plans and other long-term benefit plans throughout the world, devised in accordance with local conditions and practice. The larger plans are generally of the defined benefit type and are funded by payments to separately administered funds or insurance companies.

The principal plans are in the United Kingdom, the Netherlands, Ireland and Germany. The most recent formal valuations of the significant funded defined benefit plans were carried out as follows: United Kingdom on March 31, 2005; the Netherlands on December 31, 2005; Ireland on January 1, 2004. In general, actuarial valuations are not available for public inspection; however, the results of valuations are advised to members of the various schemes.

The majority of the defined benefit schemes are funded but in certain countries—Germany, Austria and France, in accordance with local practices, the scheme’s liabilities are book reserved in the balance

Smurfit Kappa Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

24 Employee Pension Plans and Similar Obligations—(continued)

sheet of the Company and hence are unfunded. In these countries, a full actuarial valuation of the unfunded liabilities is undertaken by independent actuaries on an annual basis.

The pension cost for the Group’s major occupational pension plans has been determined using the projected unit credit method. The current agreed rates of contribution for future years are comparable to current levels.

The main financial assumptions used to calculate scheme liabilities under FRS 17 are set out below:

Major Assumptions

	Europe	USA	Latin America
	%	%	%
December 2006
Rate of increase in salaries	1.50 - 4.00	3.50	3.25 - 6.08
Rate of increase to pensions in payment	Nil - 3.00	Nil	Nil
Discount rate for scheme liabilities	4.00 - 5.25	5.85	5.85 - 11.17
Inflation	1.50 - 2.90	2.00	2.50 - 3.50

	Europe	USA	Latin America
	%	%	%
December 2005
Rate of increase in salaries	1.50 - 4.00	3.50 - 3.75	3.25 - 6.08
Rate of increase to pensions in payment	Nil - 3.00	Nil	Nil
Discount rate for scheme liabilities	4.25 - 5.00	5.50	5.25 - 11.17
Inflation	1.25 - 2.75	1.75	2.50 - 3.50

	Europe	USA	Latin America
	%	%	%
December 2004
Rate of increase in salaries	1.50 - 4.00	3.75 - 4.00	3.50 - 6.85
Rate of increase to pensions in payment	Nil - 4.00	Nil	Nil
Discount rate for scheme liabilities	4.50 - 6.50	6.00 - 6.25	5.25 - 12.00
Inflation	1.25 - 4.00	2.00	2.75 - 3.50

The expected long term rates of return on the assets of the significant plans were as follows:

	Europe	USA	Latin America
	%	%	%
December 2006
Equities	7.25 - 8.00	8.50	8.25 - 13.75
Bonds	3.25 - 5.50	4.50	8.75
Property	6.25 - 7.00	n/a	n/a
Other	2.75 - 7.14	3.50	7.00

Smurfit Kappa Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

24 Employee Pension Plans and Similar Obligations—(continued)

	Europe	USA	Latin America
	%	%	%
December 2005
Equities	7.25 - 8.00	8.50	8.25 - 14.25
Bonds	3.25 - 5.50	4.50	4.25 - 9.00
Property	6.50 - 7.00	n/a	n/a
Other	2.50 - 7.14	3.50	3.25 - 7.00

	Europe	USA	Latin America
	%	%	%
December 2004
Equities	7.50 - 8.00	8.50	8.25 - 10.50
Bonds	3.75 - 7.00	4.50	4.25 - 5.25
Property	6.50 - 7.00	n/a	n/a
Other	2.75 - 7.36	3.50	3.25 - 3.50

The market values of the assets of the schemes were as follows:

	Europe	USA	Latin America	Total
	€000	€000	€000	€000
December 2006
Equities	657,046	13,167	11,732	681,945
Bonds	531,906	11,084	8,543	551,533
Property	99,422	—	—	99,422
Other	85,010	467	687	86,164
Total market value	1,373,384	24,718	20,962	1,419,064
Present value of scheme liabilities	(1,902,442)	(41,227)	(45,020)	(1,988,689)
(Deficit) in the plans	(529,058)	(16,509)	(24,058)	(569,625)
Deferred tax asset	75,582	—	280	75,862
Net pension (liability)	€(453,476)	€(16,509)	€(23,778)	€(493,763)

	Europe	USA	Latin America	Total
	€000	€000	€000	€000
December 2005
Equities	628,843	15,717	10,018	654,578
Bonds	487,089	9,118	9,822	506,029
Property	77,451	—	—	77,451
Other	78,622	1,016	531	80,169
Total market value	1,272,005	25,851	20,371	1,318,227
Present value of scheme liabilities	(1,929,671)	(46,506)	(50,194)	(2,026,371)
(Deficit) in the plans	(657,666)	(20,655)	(29,823)	(708,144)
Deferred tax asset	51,483	—	1,293	52,776
Net pension (liability)	€(606,183)	€(20,655)	€(28,530)	€(655,368)

Smurfit Kappa Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

24 Employee Pension Plans and Similar Obligations—(continued)

	Europe	USA	Latin America	Total
	€000	€000	€000	€000
December 2004
Equities	299,530	16,391	8,006	323,927
Bonds	237,519	8,890	5,999	252,408
Property	40,117	—	—	40,117
Other	36,536	737	1,380	38,653
Total market value	613,702	26,018	15,385	655,105
Present value of scheme liabilities	(1,027,593)	(42,844)	(40,224)	(1,110,661)
(Deficit) in the plans	(413,891)	(16,826)	(24,839)	(455,556)
Deferred tax asset	42,835	—	1,484	44,319
Net pension (liability)	€(371,056)	€(16,826)	€(23,355)	€(411,237)

The following tables set out the components of the defined benefit cost:

Analysis of the amount charged to operating income

€000
Year ended December 31, 2006
Current service cost	50,901
Past service cost	3,823
Gain on settlements and curtailments	(4,189)
Total operating charge	€50,535

€000
Year ended December 31, 2005
Current service cost	36,697
Past service cost	1,527
Gain on settlements and curtailments	(6,129)
Total operating charge	€32,095

€000
Year ended December 31, 2004
Current service cost	37,163
Past service benefit	(1,793)
Gain on settlements and curtailments	(542)
Total operating charge	€34,828

Analysis of the amount charged to other financial expense

€000
Year ended December 31, 2006
Expected return on pension scheme assets	(80,684)
Interest cost on pension scheme liabilities	89,748
Net charge	€9,064

Smurfit Kappa Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

24 Employee Pension Plans and Similar Obligations—(continued)

€000
Year ended December 31, 2005
Expected return on pension scheme assets	(43,974)
Interest cost on pension scheme liabilities	57,233
Net charge	€13,259

€000
Year ended December 31, 2004
Expected return on pension scheme assets	(40,137)
Interest cost on pension scheme liabilities	55,855
Net charge	€15,718

Analysis of the amount recognized in the statement of recognized gains and losses

€000
Year ended December 31, 2006
Actual return less expected return on pension scheme assets	26,412
Net experience (losses) on scheme liabilities	(14,505)
Changes in financial assumptions underlying the scheme liabilities	68,976
Actuarial gain recognized in the statement of recognized gains and losses	€80,883

€000
Year ended December 31, 2005
Actual return less expected return on pension scheme assets	78,779
Net experience gains on scheme liabilities	4,440
Changes in financial assumptions underlying the scheme liabilities	(98,104)
Actuarial loss recognized in the statement of recognized gains and losses	€(14,885)

€000
Year ended December 31, 2004
Actual return less expected return on pension scheme assets	9,573
Net experience (losses) on scheme liabilities	(5,901)
Changes in financial assumptions underlying the scheme liabilities	(13,963)
Actuarial loss recognized in the statement of recognized gains and losses	€(10,291)

The analysis of the amount recognized in the statement of recognized gains and losses above excludes deferred tax.

Smurfit Kappa Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

24 Employee Pension Plans and Similar Obligations—(continued)

Movement in pension liability

€000
Deficit in scheme at December 31, 2003	446,540
Current service cost	37,163
Past service benefit	(1,793)
Recognition of gain on settlement and curtailments	(542)
Contributions	(51,921)
Other finance expense	15,718
Actuarial loss	10,291
Reclassification	2,291
Disposals	(101)
Currency adjustment	(2,090)
Deficit in scheme at December 31, 2004	455,556
Current service cost	36,697
Past service cost	1,527
Recognition of gain on settlement and curtailments	(6,129)
Contributions	(51,309)
Other finance expense	13,259
Actuarial loss	14,885
Acquisitions	256,680
Disposals	(22,040)
Currency adjustment	9,018
Deficit in scheme at December 31, 2005	708,144
Current service cost	50,901
Past service cost	3,823
Recognition of gain on settlement and curtailments	(4,189)
Contributions	(88,853)
Other finance expense	9,064
Actuarial gain	(80,883)
Disposals	(3,946)
Fair value adjustment	(23,451)
Currency adjustment	(985)
Deficit in scheme at December 31, 2006	€569,625

Smurfit Kappa Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

24 Employee Pension Plans and Similar Obligations—(continued)

History of amounts recognized in the statement of recognized gains and losses

Difference between actual and expected return on pension scheme assets

Year ended December 31, 2006
Amount	26,412,000
Percentage of scheme assets	2%
Year ended December 31, 2005
Amount	78,779,000
Percentage of scheme assets	6%
Year ended December 31, 2004
Amount	9,573,000
Percentage of scheme assets	1%
Year ended December 31, 2003
Amount	20,475,000
Percentage of scheme assets	3%
Period from September 3, 2002 through December 31, 2002
Amount	7,218,000
Percentage of scheme assets	1%

Experience gains and losses on scheme liabilities

Year ended December 31, 2006
Amount	(14,505,000)
Percentage of the present value of scheme liabilities	1%
Year ended December 31, 2005
Amount	4,440,000
Percentage of the present value of scheme liabilities	0%
Year ended December 31, 2004
Amount	(5,901,000)
Percentage of the present value of scheme liabilities	1%
Year ended December 31, 2003
Amount	8,901,000
Percentage of the present value of scheme liabilities	1%
Period from September 3, 2002 through December 31, 2002
Amount	27,515,000
Percentage of the present value of scheme liabilities	3%

Smurfit Kappa Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

24 Employee Pension Plans and Similar Obligations—(continued)

Total actuarial gains and losses recognized in the statement of recognized gains and losses

Year ended December 31, 2006
Amount	80,883,000
Percentage of the present value of scheme liabilities	4%
Year ended December 31, 2005
Amount	(14,885,000)
Percentage of the present value of scheme liabilities	1%
Year ended December 31, 2004
Amount	(10,291,000)
Percentage of the present value of scheme liabilities	1%
Year ended December 31, 2003
Amount	27,800,000
Percentage of the present value of scheme liabilities	3%
Period from September 3, 2002 through December 31, 2002
Amount	12,507,000
Percentage of the present value of scheme liabilities	1%

Some of the schemes are closed schemes and therefore under the projected unit method the current service cost would be expected to increase as the members of the scheme approach retirement and reduce as members retire or leave service.

In certain countries, in accordance with local practice, plans are financed internally and the provisions relating to such cases are included in pension liabilities. At December 31, 2006 these amount to €438,448,000 (2005: €431,862,000; 2004: €277,274,000).

The defined contribution pension scheme expense for the year ended December 31, 2006 was €30,346,000 (2005: €20,850,000; 2004: €21,077,000).

25 Related Party Transactions

Transactions with associates

We conduct certain transactions with associates in the normal course of business.

The transactions with associates for each period are summarized as follows:

	2006	2005	2004
	€000	€000	€000
Sale of goods	24,113	31,277	28,725
Purchase of goods	13,083	13,813	9,930
Receiving of services	6,208	633	922
Rendering of services	1,231	1,544	776

Smurfit Kappa Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

25 Related Party Transactions—(continued)

These transactions are undertaken and settled in a manner which amounts to an arms length basis. No guarantees are given or received by either party. The Group settled a participatory interest in its Duropack associate during 2006. The par value of this participatory interest, which was included in financial assets, amounted to €2.9 million and entitled the Group to a 4.8% share in Duropack’s pre-tax income and was due to mature in 2010. The Group settled this participation right in 2006 for approximately €6.0 million, resulting in a gain of approximately €3.0 million recognized in interest income.

The receivables from related parties arise mainly from sale transactions and are due two months after the date of sale. The receivables are unsecured in nature and bear no interest.

The payables to related parties arise mainly from purchase transactions and are due two months after the date of purchase. The payables bear no interest.

No provision has been required in 2006, 2005 and 2004 for the loans made to related parties.

Transactions with related parties

In connection with the take private transaction in 2002, certain non-operating assets and non-core operating assets of SKG were transferred to the newcos, in exchange for intercompany notes.

	2006	2005	2004
	€000	€000	€000
Transfer of cash from business disposals	—	9,899	11,934

On June 16, 2005, assets comprising The K Club, additional land near The K Club and the site of the former Clonskeagh paper mill were disposed for an amount of €115 million to a group of investors which included Sir Michael Smurfit, our Chairman at December 31, 2006.

In 2006, the Group purchased, in the normal course of business, approximately 47,000 metric tonnes
(2005: 28,000) of paper amounting to approximately €20 million (2005: €11 million) from Savon Sellu, a company controlled by Dr. Dermot Smurfit together with his brothers Sir Michael Smurfit, our Chairman at December 31, 2006, and Dr. Alan Smurfit. At December 31, 2006, an amount of €5.5 million (2005: €3.2 million) was owed by SKG to Savon Sellu. Sir Michael Smurfit retired as chairman on March 20, 2007.

26 Share Capital and Other Reserves

		Other Reserves
	Share Capital	Capital Reserve	Currency Translation Adjustments	Share based compensation Reserve	Total Other Reserves
	€000	€000	€000	€000	€000
December 31, 2005 as originally stated	40	1,603,307	87,177	—	1,690,484
Prior year adjustment	—	—	—	20,338	20,338
December 31, 2005 as restated	40	1,603,307	87,177	20,338	1,710,822
Total recognized income and expenses	—	—	24,385	—	24,385
Share-based payments	—	—	—	8,084	8,084
December 31, 2006	€40	€1,603,307	€111,562	€28,422	€1,743,291

Smurfit Kappa Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

26 Share Capital and Other Reserves—(continued)

Share capital

SK Funding has an authorized share capital of 100,000 shares of €1 each, of which 40,000 were issued.

Capital reserve

This reserve includes a capital contribution of €864,354,000 which is comprised of an investment of €731,960,000 by Madison Dearborn Partners LLC and its affiliates, certain other co-investors and certain members of management by way of capital contributions and a capital contribution by Smurfit Kappa Corporation Limited (“ SKCL”), (formerly known as Jefferson Smurfit Group Limited) of €125,000,000. SKCL obtained the funds for this contribution by way of a loan from the newcos which they borrowed under a bank credit facility. The newcos borrowing was non recourse to SK Funding and was fully paid in December 2003; the remaining €7,394,000 represents the value ascribed to the warrants to purchase shares in SKCL issued as part of the PIK units (see Note 19). In addition there were investments in 2005 by SKGL of €738,953,000 by way of capital contribution.

Foreign currency translation reserve

The foreign currency translation reserve comprises all foreign currency translation adjustments arising from the translation of the Group’s net investment in foreign operations including the translation of the income of such operations from the average exchange rate for the year to the exchange rate at the balance sheet date, as well as from the translation of liabilities that hedge those net assets.

Reserve for share-based compensation

This reserve comprises amounts expensed in the income statement in connection with awards made under the Management Equity Plan less any exercises or lapses of such awards.

27 Share-based payments

	2006	2005	2004
	€000	€000	€000
Charge arising from fair value calculated at grant date	4,676	6,542	7,184
Reversal of charge arising from forfeitures	—	(1,471)	—
Incremental charge arising from modifications	3,408	—	—
	€8,084	€5,071	€7,184

2002 Plan

In September 2002, the Group adopted the 2002 Management Equity Plan (the ‘‘2002 Plan’’). The 2002 Plan is a share-based payment agreement that provides for the issuance of class A, class B and class C convertible shares. On November 15, 2002, awards comprising class A, class B and class C convertible shares, proportioned as 40%, 40% and 20%, respectively were made pursuant to the 2002 Plan which were subject to vesting over a three year period ending on December 31, 2007. Vesting for all three classes of convertible shares is conditional on the participant remaining employed by the Group. Class B and class C

Smurfit Kappa Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

27 Share-based payments—(continued)

convertible shares are also subject to certain additional performance and market conditions. A sale or listing (IPO) of the ultimate parent SKGL accelerates vesting of all of the class A convertible shares and subject to the achievement of the market conditions, could also accelerate vesting of the class B and C convertible shares. Upon vesting, each class of convertible shares would automatically convert into class D convertible shares. Subject to certain criteria, these class D convertible shares could be converted into class A ordinary shares upon payment of a conversion price, being the fair market value of SKCL ordinary shares at the date of the original grant. The Group has no legal or constructive obligation to repurchase or settle the shares in cash. Management have determined that the plans constitute equity settled share-based payments.

When a Participant terminates employment for any reason, the Group reserves the right to redeem or purchase any unvested convertible shares at their nominal amount resulting in the forfeiture of the award. Such forfeitures are then reallocated to other Participants in the scheme with the same terms and conditions as the original grant. Such reallocations are treated as new grants of shares.

2004 Plan

In 2004, the 2002 Plan was amended (the ‘‘2004 Plan’’) and restated to provide a clause that created variability in the exercise price for the equity awards based upon interest accrued on the 2015 senior PIK notes of Smurfit Kappa Holdings plc (“SK Holdings”). In addition, the awards were exchanged for an identical number of shares in SKGL as part of the exchange transaction. These changes to the 2002 Plan took effect in February 2005 following the capital reduction effected by the drawdown of the 2015 senior PIK notes. All other significant terms and conditions of the 2002 Plan remained unchanged with the amendment. The amendment is regarded as a modification to the original awards as defined by FRS 20. However, on the basis that the modification did not give rise to an incremental increase in the fair value of the original awards, no additional expense is recognized in this respect.

2005 Plan

In December 2005, the 2004 Plan was amended (the ‘‘2005 Plan’’). The amendment gave existing holders of class A, class B and class C convertible shares the opportunity to exchange their awards for an equal number of class E, class F and class G convertible shares having similar terms and conditions. Participants had to exchange their entire award, not just a particular class of convertible shares. The principal changes to the vesting conditions were that the vesting period was extended to the three years ending December 31, 2010 and the performance and market conditions for the class F and class G convertible shares were modified compared to those for the class B and class C convertible shares, which they replaced. The opportunity to exchange the convertible shares under the 2005 Plan occurred in January 2006. This exchange is regarded as a modification to the original awards and the incremental increase in the fair value of the awards, measured by comparing the fair value of the awards immediately before and after the modification, is charged to the Consolidated Statements of Operations over the remaining revised vesting period.

Smurfit Kappa Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

27 Share-based payments—(continued)

Additionally, in the 2005 Plan, the Group introduced class H convertible shares, which automatically convert into class I convertible shares upon vesting which then can be converted into B ordinary shares of SKGL. The vesting provisions for class H convertible shares are similar to class F convertible shares except that once converted into class I convertible shares, the exercise price is fixed at €5.6924. The 2005 Plan provides for the issuance of up to a maximum of 8,606,334 A ordinary shares and 2,104,980 B ordinary shares of SKGL. All other significant terms and conditions of the 2004 Plan remained unchanged with the amendment.

	Average exercise price per share € per share	Number of convertible shares
At January 1, 2005	9.99	8,281,737
Forfeited in the year	5.12	(798,424)
Granted in the year	5.69	2,062,878
At December 31, 2005	5.25	9,546,191
Forfeited in the year	4.56	(364,900)
Granted in the year	4.56	953,124
At December 31, 2006	4.79	10,134,415

At December 31, 2006, 282,465 convertible shares had vested and were convertible to ordinary shares (2005: 170,362). The exercise price of the class A, B and C shares awarded under the 2002 Plan was fixed at €9.99. The 2004 Plan introduced variability to the exercise prices of the class A, B and C shares depending upon the date of vesting and certain other conditions. The variable exercise price is calculated by a formula based upon the accrued interest on the PIK notes. The exercise price of the E, F and G shares introduced under the 2005 Plan is based on the same formula laid out in the 2004 Plan while the exercise price for the H convertible shares is fixed at €5.6924. The Plan terminates on December 1, 2012 at which date all awards not previously converted will lapse.

A binomial lattice approach was used to calculate the value of convertible shares at each grant date and any subsequent modification dates. In the absence of observable market prices, the fair value of the convertible shares at the valuation dates was determined based upon a calculated Business Enterprise Value using valuation reports or other information from transactions at or on those dates. Based upon this Business Enterprise Value the weighted average fair value of an ordinary share at the date of grant or modification in 2006 was €9.85 (2005: €9.85). The expected volatility rates applied were based upon the weighted average historical volatility of comparable companies over an equivalent period to the period from valuation dates to expected exit dates. The risk-free interest rates used were based upon euro-denominated government bonds with similar lives. No dividend yield was included in the model as SKG had no history or expectation of regular dividend payments at the valuation dates. A marketability discount has been incorporated into the binomial lattice model based upon the Finnerty model to adjust the calculated fair value for the lack of an active market in the shares.

Smurfit Kappa Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

27 Share-based payments—(continued)

The following is a summary of the key assumptions used in calculating the fair value of awards under the plan:

	Expected Volatility	Expected Vesting Dates	Vesting Periods (months)	Risk-free rate	Fair Value
					€
Granted November 15, 2002
A Convertible	24.58%	Dec-31-05 to Dec-31-07	38 to 62	4.46%	4.17
B Convertible	24.58%	Dec-31-05 to Dec-31-07	38 to 62	4.46%	3.27
C Convertible	24.58%	Dec-31-05 to Dec-31-07	38 to 62	4.46%	2.29
Granted December 1, 2005
H Convertible	14.46%	Dec-31-08	37	2.99%	1.20
Granted December 21, 2006
E Convertible	16.07%	Jun-30-07	6	3.67%	4.95
F Convertible	16.07%	Jun-30-07	6	3.67%	0.06
G Convertible	16.07%	Jun-30-07	6	3.67%	0.00

The following is a summary of the key assumptions used in calculating the additional incremental fair value of awards on modification:

	Expected Volatility	Revised Expected Vesting Dates	Remaining Vesting Periods (months)	Risk-free rate	Incremental Fair Value
					€
Modification as at January 19, 2006
A convertible converted to E Convertible	16.12%	Dec-31-08	36	3.06%	3.31
B convertible converted to F Convertible	16.12%	Dec-31-08	36	3.06%	0.91
C convertible converted to G Convertible	16.12%	Dec-31-08	36	3.06%	0.23

Smurfit Kappa Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

28 Net Cash Flow from Operating Activities

		Restated	Restated
	2006	2005	2004
	€000	€000	€000
Operating income	145,050	161,957	274,605
Reorganization and restructuring costs	82,747	8,421	23,231
Impairment of financial assets	52,821	—	—
Depreciation and depletion (net of government grants amortized)	392,893	282,378	259,831
Share-based payments	8,084	5,071	7,184
Amortization of intangible assets	65,533	29,203	37,925
Finance lease interest paid	1,348	1,138	1,962
(Increase) in other payables and provisions	(28,697)	(14,291)	(12,891)
(Increase)/decrease in working capital	(61,766)	40,252	47,419
Currency adjustment	(301)	(1,260)	1,663
	€657,712	€512,869	€640,929

29 Movement in Working Capital

	Inventories	Receivables	Payables*	Total
	€000	€000	€000	€000
December 31, 2005	663,131	1,314,728	(1,475,871)	501,988
Disposed	(13,582)	(22,373)	19,781	(16,174)
Reclassification	(17,313)	(2,313)	(73,864)	(93,490)
Deferred acquisition consideration	—	—	33,574	33,574
Increase in working capital	2,123	63,250	(3,607)	61,766
Currency adjustment	(7,987)	(8,672)	3,058	(13,601)
December 31, 2006	€626,372	€1,344,620	€(1,496,929)	€474,063

	Inventories	Receivables	Payables*	Total
	€000	€000	€000	€000
December 31, 2004	452,166	925,048	(1,017,060)	360,154
Acquisitions	275,804	572,415	(535,081)	313,138
Disposed	(68,698)	(62,196)	69,217	(61,677)
Reclassification	(5,282)	16,328	(16,486)	(5,440)
Assets held for sale	—	(79,810)	25,406	(54,404)
Deferred acquisition consideration	—	—	(31,384)	(31,384)
Decrease in working capital	(7,051)	(76,262)	43,061	(40,252)
Currency adjustment	16,192	19,205	(13,544)	21,853
December 31, 2005	€663,131	€1,314,728	€(1,475,871)	€501,988

Smurfit Kappa Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

29 Movement in Working Capital—(continued)

	Inventories	Receivables	Payables*	Total
	€000	€000	€000	€000
December 31, 2003	477,432	911,443	(967,141)	421,734
Reclassification	4,151	(15,903)	3,202	(8,550)
Deferred acquisition consideration	—	—	854	854
Decrease in working capital	(22,434)	38,291	(63,276)	(47,419)
Currency adjustment	(6,983)	(8,783)	9,301	(6,465)
December 31, 2004	€452,166	€925,048	€(1,017,060)	€360,154

*                 Amounts falling due within one year not including borrowing due within one year, corporation tax, proposed dividends, capitalized lease obligations and amounts due to affiliates.

30 Retirement of Fixed Assets

	2006	2005	2004
	€000	€000	€000
Property, plant and equipment	25,224	17,756	33,860
Investments	2,141	442	2,528
	€27,365	€18,198	€36,388

31 Reconciliation of Net Cash Flow to Movement in Net Debt

	2006	2005	2004
	€000	€000	€000
Increase/(decrease) in cash	28,800	(27,045)	50,285
Decrease/(increase) term debt	600,442	(475,449)	111,101
(Decrease)/increase in liquid resources	(671,881)	789,791	16,989
Capital elements of finance leases repaid	7,647	4,812	13,576
Change in net debt resulting from cash flows	(34,992)	292,109	191,951
New finance leases	(2,987)	(4,053)	(2,963)
Loans and finance leases acquired	808	(1,814,470)	—
Loans and finance leases disposed	—	1,471	—
Other non cash movements	(2,060)	(19,665)	(40,876)
Currency adjustment	48,139	(72,937)	40,244
Movement in net debt	8,908	(1,617,545)	188,356
Net debt at beginning of year	(4,530,291)	(2,912,746)	(3,101,102)
Net debt at end of year	€(4,521,383)	€(4,530,291)	€(2,912,746)

Smurfit Kappa Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

32 Analysis of Net Debt

	December 2005	Cash Flow	Acquisitions and disposals	Non Cash	Currency	December 2006
	€000	€000	€000	€000	€000	€000
Cash	99,542	47,628	—	—	(557)	146,613
Short term deposits and liquid resources	148,265	83,694	—	—	(8,368)	223,591
Restricted cash	755,575	(755,575)	—	—	—	—
Cash and investments	1,003,382	(624,253)	—	—	(8,925)	370,204
Bank overdrafts and demand loans	(20,018)	(18,828)	—	—	(42)	(38,888)
Loans repayable within one year	(83,759)	(105,626)	—	(2,060)	1,078	(190,367)
Kappa bonds outstanding	(755,575)	755,575	—	—	—	—
Short term borrowing	(859,352)	631,121	—	(2,060)	1,036	(229,255)
Long and medium term borrowing	(4,650,772)	(49,507)	—	—	56,103	(4,644,176)
Net borrowing	(4,506,742)	(42,639)	—	(2,060)	48,214	(4,503,227)
Finance leases	(23,549)	7,647	808	(2,987)	(75)	(18,156)
Net debt	€(4,530,291)	€(34,992)	€808	€(5,047)	€48,139	€(4,521,383)

	December 2004	Cash Flow	Acquisitions and disposals	Non Cash	Currency	December 2005
	€000	€000	€000	€000	€000	€000
Cash	140,149	(44,246)	—	—	3,639	99,542
Short term deposits and liquid resources	107,884	34,216	—	—	6,165	148,265
Restricted cash	—	755,575	—	—	—	755,575
Cash and investments	248,033	745,545	—		9,804	1,003,382
Bank overdrafts and demand loans	(28,668)	17,201	—	—	(8,551)	(20,018)
Loans repayable within one year	(76,173)	(21,548)	—	(8,911)	22,873	(83,759)
Kappa bonds outstanding	—	(755,575)	—	—	—	(755,575)
Short term borrowing	(104,841)	(759,922)	—	(8,911)	14,322	(859,352)
Long and medium term borrowing	(3,038,538)	301,674	(1,805,992)	(10,754)	(97,162)	(4,650,772)
Net borrowing	(2,895,346)	287,297	(1,805,992)	(19,665)	(73,036)	(4,506,742)
Finance leases	(17,400)	4,812	(7,007)	(4,053)	99	(23,549)
Net debt	€(2,912,746)	€292,109	€(1,812,999)	€(23,718)	€(72,937)	€(4,530,291)

Smurfit Kappa Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

32 Analysis of Net Debt—(continued)

	December 2003	Cash Flow	Acquisitions and Disposals	Non Cash	Currency	December 2004
	€000	€000	€000	€000	€000	€000
Cash	86,137	55,623	—	—	(1,611)	140,149
Short term deposits and liquid resources	92,930	16,989	—	(35)	(2,000)	107,884
Cash and investments	179,067	72,612	—	(35)	(3,611)	248,033
Bank overdrafts and demand loans	(22,368)	(5,338)	—	—	(962)	(28,668)
Loans repayable within one year	(111,447)	54,348	—	3,698	(22,772)	(76,173)
Short term borrowing	(133,815)	49,010	—	3,698	(23,734)	(104,841)
Long and medium term borrowing	(3,118,074)	56,753	—	(44,539)	67,322	(3,038,538)
Net borrowing	(3,072,822)	178,375	—	(40,876)	39,977	(2,895,346)
Finance leases	(28,280)	13,576	—	(2,963)	267	(17,400)
Net debt	€(3,101,102)	€191,951	—	€(43,839)	€40,244	€(2,912,746)

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

Smurfit Kappa Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

33 Acquisitions and disposals

Summary of effects of the acquisition of Kappa

The acquisition of Kappa was completed on  December 1, 2005. The provisional fair value exercise relating to the acquisition in 2005 was completed in 2006 and is reflected in the schedule below.

	Book value	Policy Alignment	Revaluations Booked in 2005	Fair Value at Year End 2005	Revaluations Booked in 2006	Fair Value at Year End 2006
	€ million	€ million	€ million	€ million	€ million	€ million
Cash	49	—	—	49	—	49
Accounts receivable and prepayments	575	(2)	(1)	572	(55)	517
Inventories	258	18	—	276	(11)	265
Financial assets	3	—	—	3	—	3
Property, plant and equipment	1,574	(17)	23	1,580	30	1,610
Intangible assets	—	—	35	35	—	35
Accounts payable and accruals	(581)	(6)	(8)	(595)	(4)	(599)
Long term debt and other long term liabilities	(1,806)	—	(4)	(1,810)	—	(1,810)
Provisions for liabilities and charges	(385)	73	—	(312)	116	(196)
Minority interest	(2)	—	—	(2)	—	(2)
Net (liabilities)/assets acquired	€(315)	€66	€45	(204)	76	(128)
Shareholder loans acquired				(739)	—	(739)
				(943)	76	(867)
Goodwill				1,186	(72)	1,114
Total consideration				243	4	247
Deferred consideration				(33)	—	(33)
Acquisition costs				—	(4)	(4)
Cash payments				€210	—	€210

The consolidated financial statements of cash flows for 2005 includes the following significant cash flows in relation to Kappa.

€ millions
Net cash flow from operating activities	71
Interest paid	(20)
Purchase of tangible fixed assets	(25)

Smurfit Kappa Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

33 Acquisitions and disposals—(continued)

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

34 Parent Undertakings and Controlling Parties

At December 31, 2006, the immediate parent of the company is SKCL. The ultimate controlling party and parent undertaking of the largest group of which the company is a member, and for which group financial statements are prepared, is SKGL. The parent undertaking of the smallest group of which the company is a member, and for which group financial statements are prepared, is SK Holdings. SKGL SK Holdings and SKCL are companies incorporated in Ireland

On January 31, 2007 Smurfit Kappa Group plc (“SKG plc”) completed an exchange offer for the existing shares of SKGL whereby the shareholders of SKGL exchanged their shares for an identical number of shares of the same classes in the capital of SKG plc (the exchange offer). As a consequence of the Exchange Offer, with effect from January 31, 2007, SKG plc became the holding company of the Group in place of SKGL.

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and file reports, including Annual Reports on Form 20-F, and other information with the SEC. You may

Smurfit Kappa Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

34 Parent Undertakings and Controlling Parties—(continued)

read and copy any document we file with the SEC at its public reference rooms at 100 F Street, N.W. Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. In addition, the SEC maintains an Internet site at http://www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC. These filings are also available to the public from commercial document retrieval services.

SK Funding’s annual report on Form 20-F, current reports on Form 6-K and all amendments to those reports are made available free of charge through our website (www.smurfitkappa.com) as soon as practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission.

35 Companies (Amendment) Act, 1963 to 2005

The financial statements in this report do not comprise ‘full group accounts’ within the meaning of Regulation 40(1) of the European Communities (Companies: Group Accounts) Regulations, 1992 of Ireland in so far as such group accounts would have to comply with the disclosure and other requirements of those Regulations. The auditors have made reports without qualification and without reference to an emphasis of matter under Section193 of the Companies Act, 1990, in respect of the consolidated financial statements for the years ended December 31, 2005 and 2004. Full accounts for SKGL for the year ended December 31, 2005 and 2004 have also been filed with the Registrar of Companies. Full accounts for SKGL for the year ended December 31, 2006 upon which an unqualified opinion has been issued will be filed with the Registrar in due course.

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

Goodwill

Irish GAAP, FRS 10—“Goodwill and Intangible Assets,” requires goodwill to be capitalized as an intangible fixed asset and amortized in the Consolidated Statements of Operations over its estimated useful life. For US GAAP, the Group applies SFAS No. 142 “Goodwill and Other Intangible Assets”. Under SFAS No. 142, goodwill is no longer amortized, but is tested for impairment on an annual basis and whenever indicators of impairment arise.

The goodwill impairment test, which is based on fair value, is to be performed on a reporting unit level using a two-step impairment test. A reporting unit is an operating segment as defined by SFAS No. 131,

Smurfit Kappa Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

37 Differences Between Accounting Principles Generally Accepted in Ireland and in the United States—(continued)

‘‘Disclosures about Segments of an Enterprise and Related Information’’, or one level lower. In the first step, the fair value of a reporting unit, calculated on an undiscounted cash flow basis, is compared with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not deemed to be impaired and step two of the impairment test is not required. If the fair value of the reporting unit is lower than its carrying amount, step two needs to be performed to measure the amount of impairment. The second step of the goodwill impairment test, used to measure the amount of impairment loss, compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss shall be recognized in an amount equal to that excess. The loss recognized cannot exceed the carrying amount of goodwill.

The fair value of each reporting unit was determined based upon SKG’s segment reporting. According to these calculations, the fair value of the reporting units exceeded the carrying value of their net assets. Therefore, the additional analysis was not required and there was no impairment of goodwill upon adoption of SFAS No. 142. The Group performed an annual impairment test in the last quarter of 2004, 2005 and 2006. No indicators of impairment were identified.

Under Irish GAAP, the Group accounts for goodwill arising on the acquisition of a foreign entity as a euro functional asset. Under US GAAP, SFAS No. 52 requires goodwill and any fair value adjustments arising out of the purchase of a foreign entity to be treated as currency assets and liabilities of the foreign operation and translated at the closing rates with differences taken to the currency translation adjustment recorded in other comprehensive income as a component of shareholders’ equity.

Intangible Assets

Under US GAAP, €176 million representing the allocated value in purchase accounting for customer relationships has been accounted for as intangible assets under US GAAP. Irish GAAP does not require the separate recognition of such assets and thus has included the €176 million amount in goodwill under Irish GAAP. Such goodwill is amortized under Irish GAAP on a straight-line basis over 40 years. The separately identified intangible assets have been amortized on a straight-line basis over 5 - 8 years under US GAAP. Additional amortization expense under US GAAP for intangible assets is expected to be approximately €31 million for each of the next 5 years.

Deferred taxation

Irish GAAP, FRS 19—“Deferred Tax’’ requires full provision to be made for deferred tax arising from timing differences between the recognition of gains and losses in the financial statements and their recognition in tax computations. In adopting FRS 19, we have chosen not to discount deferred tax assets and liabilities. This standard eliminated a number of the differences between accounting for deferred tax under Irish and US GAAP. However, under SFAS No. 109—“Accounting for Income Taxes’’, deferred taxation would also be provided under US GAAP on the difference between the accounting and taxation bases of assets and liabilities of subsidiaries acquired. Deferred income taxes on the taxable US GAAP adjustments are included within the reconciliations.

Smurfit Kappa Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

37 Differences Between Accounting Principles Generally Accepted in Ireland and in the United States—(continued)

Retirement benefits

Under Irish GAAP, FRS 17—“Retirement Benefits” requires that scheme assets are valued at fair value and scheme liabilities are measured using the Projected Unit Credit method. Net scheme assets and liabilities, reduced by deferred tax amounts, are required to be shown on the face of the Consolidated Balance Sheets as a pension asset or liability as appropriate. SK Funding has also adopted Urgent Issues Task Force abstract 35—“Death-in-service and incapacity benefits’’ (‘‘UITF 35’’). Effective December 31, 2006, SK Funding adopted the provisions of SFAS No. 158, “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment to FASB Statements No. 87, 88, 106 and 132(R)”. SFAS No. 158 requires that the funded status of the company’s pension and non-pension postretirement benefit plans be recognized as an asset or liability in the Consolidated Balance Sheets.

In addition, the recognition of any changes in that funded status in the year in which changes occur and the recognition of the previously unrecognized gains/(losses), prior service costs/(credits) and transition assets now form part of the component of the Accumulated Other Comprehensive Income which does not affect retained earnings.

As a result of this change, under US GAAP, the main differences with Irish GAAP arise in relation to the amortization of accumulated gains and losses in the Consolidated Statements of Operations and the treatment of death-in-service and incapacity benefits. In addition, under US GAAP, net scheme assets and liabilities are required to be shown gross of deferred tax amounts.

Functional currency

Under Irish GAAP the Group accounts for the activities of its subsidiaries in Mexico, Colombia, Venezuela and Argentina, which historically have high rates of inflation, using the US dollar as the functional currency.

Under US GAAP for each of the periods presented, Mexico, Colombia, Argentina and Venezuela would not be regarded as hyper-inflationary and the Mexican Peso, the Colombian Peso, the Argentinean Peso and the Venezuelan Bolivar respectively would have been used as the functional currency.

Net income for 2006 has been increased by €4 million due to depreciation.

Stock-based employee compensation expense

Effective January 1, 2006, under Irish GAAP, share-based payments are measured at fair value. Refer to Note 27 for further information.

Under US GAAP, prior to January 1, 2006, we accounted for stock-based compensation based on the intrinsic-value-based method prescribed by Accounting Principles Board Opinion 25, “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations. Under this method, compensation expense is accrued and booked to income over the vesting period. The vesting period commences when it becomes probable that the underlying targets attaching to the options will be achieved and the number of shares will be known and ends with the date when the granting of the shares is not contingent upon the performance of additional services or other conditions. Compensation expense would be booked on a period by period basis to reflect the difference between the price an employee must pay to acquire the shares underlying the option and the market price of the shares, at the end of each accounting period until the final vesting date.

Smurfit Kappa Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

37 Differences Between Accounting Principles Generally Accepted in Ireland and in the United States—(continued)

Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”) using the prospective transition method. Accordingly, equity-classified awards are measured at grant date fair value and are not subsequently remeasured. We do not have any liability-classified awards.

Debt instruments issue costs

Under Irish GAAP debt issue costs are deducted from the proceeds of the relevant debt instruments. Under US GAAP such costs would be shown as deferred charges in the Consolidated Balance Sheets. In both cases the amount of such costs are expensed at a constant rate of interest on the outstanding balance of the debt.

Accounting for associates

Irish GAAP requires separate disclosure of operating earnings, net interest, exceptional items and the taxation charge arising in associates. Under US GAAP earnings of associates, net of taxation would be shown as a single line item in arriving at net income.

Financial instruments

Under Irish GAAP all hedging instruments are matched with their underlying hedged item. Each instrument’s gain or loss is brought into the Consolidated Statements of Operations its fair value into the Consolidated Balance Sheets at the same time as is the matched underlying asset, liability, income or cost.

Under SFAS No. 133, ‘‘Accounting for Derivative Instruments and Hedging Activities’’ all derivative instruments are recognized on the Consolidated Balance Sheets at their fair values. Changes in fair value are either recognized periodically in income or in shareholders’ equity as a component of comprehensive income depending on whether the derivative qualifies for hedge accounting in accordance with the requirements of SFAS No. 133, and if so, whether it qualifies as a fair value hedge or cash flow hedge. Changes in fair value of derivatives accounted for as fair value hedges are recorded in income along with the corresponding portions of the changes in the fair value of the hedged items, to the extent they are effective as hedges. Changes in fair value of derivatives accounted for as cash flow hedges, to the extent they are effective as hedges, are recorded in other comprehensive income net of deferred taxes. Changes in fair values of derivatives not qualifying as hedges are reported in net income.

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

Under US GAAP the functional currency of our Latin American operations is the local currency of each of the countries in which we operate. While net investment hedge accounting is permitted, the use of a different functional currency for our Latin American operations results in our US$ debt not directly matching the local currency net assets. The Group does not meet the US GAAP criteria for net investment hedge accounting using a tandem currency debt instrument and as a result the translation gains and losses

Smurfit Kappa Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

37 Differences Between Accounting Principles Generally Accepted in Ireland and in the United States—(continued)

on the debt instrument are recorded in the statement of operations rather than in other comprehensive income.

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

Rollover investment by SKG management

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

Composition of SK Funding Group—consolidation of companies sold to affiliates

SK Funding has an amount advanced to affiliates arising from assets sold to affiliates in 2002. Under Irish GAAP, the affiliates are not consolidated. Under US GAAP, the affiliates are consolidated, resulting in an increase to net income under US GAAP of approximately €23 million and a decrease to shareholders’ equity under US GAAP of approximately €155 million.

Smurfit Kappa Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

37 Differences Between Accounting Principles Generally Accepted in Ireland and in the United States—(continued)

Consolidation of assets held for sale

The European Commission approval of the Kappa acquisition in December 2005 required the divestment by the Group of certain Kappa assets acquired and certain assets already owned and consolidated by SK Funding.

Under Irish GAAP, consolidated assets held for disposal continue to be consolidated until the date of sale whereas, assets for disposition acquired in a business combination are included as available for sale and are recognized in current assets at the lower of cost or net realizable value. The results of assets for disposition acquired in a business combination are not consolidated.

Under US GAAP both the Kappa assets and the SK Funding assets would be consolidated but treated as held for sale under SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”. The assets and liabilities would be included at fair value less costs to sell and would be shown as current assets and liabilities. Any fair value adjustment on the Kappa assets acquired would be treated as part of the purchase price allocation with subsequent fair value adjustments taken to the consolidated statement of operations. The results from operations for assets held for sale in 2005 are included in the Consolidated Statements of Operations whereas they are excluded under Irish GAAP.

All of the assets concerned were sold in October. Assets held for sale at December 31, 2006 amounted to €5,000,000. Assets held for sale at December 2005 includes assets of €92,901,000 and liabilities of €38,497,000 which are included in the European Specialties segment.

Inventory valuation—fair value

Under Irish GAAP the fair value of inventory in an acquisition would be based either on the current cost to the acquired entity of reproducing the inventory or on the historical cost of the inventory (including the interest cost of holding the inventory) where it is difficult to find replacement cost as replacement would be impossible.

Under US GAAP, inventory acquired in a transaction accounted for under the purchase method is as follows: (a) finished goods are valued at estimated selling prices less the sum of the costs of disposal and a normal profit; (b) work in process inventories are valued at estimated selling prices less the sum of the costs of completion, costs of disposal, and a normal profit; and (c) raw material inventories are valued at current replacement cost. The differences in valuation of inventory acquired in the Kappa transaction under Irish GAAP and US GAAP resulted in an adjustment to goodwill in the reconciliations.

Long-term receivables

Under Irish GAAP, certain long-term receivables are included in current assets. Under US GAAP, they are included in long term assets.

Currency Translation Adjustment

Adjustments arising on translation of the results of non-euro entities’ operations at average rates and on restatement of the opening net assets at closing rates into the consolidated financial statements are dealt with in the Consolidated Statements of Total Recognized Gains and Losses under Irish GAAP and in

Smurfit Kappa Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

37 Differences Between Accounting Principles Generally Accepted in Ireland and in the United States—(continued)

the statement of Other Comprehensive Income under US GAAP. The currency translation adjustment included in other comprehensive income includes the translation impact of the adjustments to net loss under US GAAP for each year. Furthermore, the currency translation adjustment for each Irish GAAP to US GAAP reconciling item has been included in their respective line items in the shareholders’ reconciliation itself.

Scope of Consolidation—push-down of PIK notes

On December 1, 2005 SKGL, SK Acquisitions and the shareholders of Kappa Holding B.V. (“Kappa”) concluded an agreement resulting in the merger of the operations of both groups of companies. The merger was completed through the issue of shares by SKGL and the payment of consideration comprising cash of approximately €238 million and an €89 million subordinated promissory note, primarily to Kappa’s former shareholders. These 9% shareholder PIK notes mature on December 31, 2016.

In January 2005, SK Holdings completed an offering of €325 million in aggregate principal amount of 11.5% senior PIK notes due 2015. Through a series of transactions substantially all of the net proceeds were paid to shareholders by means of a capital reduction under Irish law.

Under Irish GAAP, transactions of both SKGL and SK Holdings are not consolidated in the Group’s consolidated financial statements.

Under US GAAP in certain circumstances, parent company third party debt and associated costs would be pushed-down to the reporting entity.

Effectively, the Group is deemed to absorb a majority of the risk of certain of the debt transactions of
SK Holdings and SKGL. As such, these aforementioned debt transactions have been pushed down into the consolidated financial statements as of December 31, 2006. The SK Holdings transaction is reflected as an increase of outstanding debt with the resulting proceeds treated as a distribution to shareholders. The SKGL transaction is reflected as an increase of outstanding debt with an equal reduction in equity. The accrued interest associated with these notes is recorded in the statement of operations.

The fair value of the 11.5% senior PIK notes due 2015 and of the 9% subordinated promissory notes as at December 31, 2006 was €403.1 million and €97.7 million respectively.

Gain on Munksjö disposal

The Company disposed of its Munksjö pulp, specialty paper and tissue operations during the year ended December 31, 2005. As the carrying value of these entities differed under Irish GAAP and US GAAP, the reconciliation of income includes an adjustment to the gain on disposal accordingly.

Smurfit Kappa Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

37 Differences Between Accounting Principles Generally Accepted in Ireland and in the United States—(continued)

Other

Other comprises minor adjustments including a reversal of part of an impairment charge due to a difference in the underlying asset value between Irish GAAP and US GAAP.

The following is a summary of the significant adjustments to net loss and shareholders’ equity which would be required if US GAAP were to be applied instead of Irish GAAP:

Income	2006	Restated 2005	Restated 2004
	€000	€000	€000
Net loss reported in the consolidated statement of operations	(271,929)	(182,417)	(41,673)
Adjustments:
Goodwill amortization	62,033	28,914	37,925
Other intangible amortization	(31,131)	(2,038)	—
Functional currency—property, plant and equipment	4,029	—	—
Retirement benefits	(5,623)	(8,118)	(3,061)
Deferred taxation	17,156	4,936	9,309
Stock-based compensation expense	—	(12,625)	6,854
Inventory valuation—fair value	—	(5,451)	—
Management rollover investment	590	614	616
Financial instruments—fair value	12,580	11,414	(33,275)
Translation gains/(losses) arising on net investment hedging	48,182	(66,808)	44,056
Consolidation of companies sold to affiliates	23,086	(34,053)	(8,195)
Adjustment to gain on Munksjö disposal	—	2,597	—
Consolidation of assets held for sale	—	163	—
Insurance receipts	(540)	(398)	—
PIK interest	(51,461)	(36,959)	—
Provisions	8,770	—	—
Other	2,281	—	—
	89,952	(117,812)	54,229
Net (loss)/income as adjusted to accord with US GAAP	€(181,977)	€(300,229)	€12,556
Arising from:
Continuing operations	(181,977)	(271,804)	(21,332)
Acquired activities	—	(26,181)	—
Discontinued activities	—	(2,244)	33,888
Net (loss)/income available to ordinary shareholders as adjusted to accord with US GAAP	€(181,977)	€(300,229)	€12,556

Smurfit Kappa Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

37 Differences Between Accounting Principles Generally Accepted in Ireland and in the United States—(continued)

		Restated
Shareholders’ Equity	2006	2005
	€000	€000
Shareholders’ equity as reported in the consolidated balance sheet	1,241,020	1,418,862
Adjustments:
Goodwill—Gross	180,546	112,436
—Aggregate amortization	163,639	101,606
Other intangible amortization	(33,169)	(2,038)
Functional currency—property, plant and equipment	6,144	53,319
Functional currency—investments	1,858	310
Retirement benefits	(10,664)	(30,597)
Deferred taxation	(205,739)	(137,896)
Financial instruments—fair value	6,332	(30,059)
Minority share of US GAAP adjustments	(1,771)	(6,376)
Consolidation of companies sold to affiliates	(154,859)	(176,859)
Rollover investment by SKG management	(74,370)	(74,961)
Insurance receipts	—	540
Provisions	—	(8,770)
Push down of PIK notes	(494,043)	(442,582)
Other	2,281	—
	(613,815)	(641,927)
Shareholders’ equity as adjusted to accord with US GAAP	€627,205	€776,935

Cash Flows

The Consolidated Statements of Cash Flows prepared under Irish GAAP presents substantially the same information as that required under US GAAP by SFAS No. 95—“Statement of Cash Flows”. This standard differs, however, with regard to the classification of items within the statements and as regards the definition of cash and cash equivalents. Under US GAAP, cash would not include bank overdrafts. The movements on such bank overdrafts are required to be included in financing activities under SFAS No. 95. Under US GAAP only short term investments with a maturity of three months or less at the date of acquisition are included in cash equivalents. Under Irish GAAP movements in short term investments are classified as management of liquid resources. Under Irish GAAP, cash flows are presented separately for operating activities, dividends received from associates, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and disposals, equity dividends paid, management of liquid resources and financing. US GAAP, however, requires only three categories of cash flow activity to be reported: operating, investing and financing.

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

Smurfit Kappa Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

37 Differences Between Accounting Principles Generally Accepted in Ireland and in the United States—(continued)

as part of investing cash flows; under Irish GAAP all interest is treated as part of returns on investments and servicing of finance.

The categories of cash flow activity under US GAAP are summarized as follows:

	2006	2005	2004
	€000	€000	€000
Cash inflow from operating activities	280,342	188,396	362,737
Cash inflow/(outflow) on investing activities	445,698	(530,701)	(174,770)
Cash (outflow)/inflow from financing activities	(594,718)	349,360	(129,731)
Increase in cash and cash equivalents	131,322	7,055	58,236
Currency adjustment on cash and cash equivalents	(8,925)	9,804	(3,611)
Cash and cash equivalents at beginning of year	247,807	230,948	176,323
Cash and cash equivalents at end of year	€370,204	€247,807	€230,948

Deferred taxation—additional information required by SFAS No. 109

The analysis of the US GAAP deferred taxation liability required by SFAS No. 109 is as follows:

	2006	2005
	€000	€000
Deferred taxation liabilities:
Excess of book value over tax value of fixed assets	444,824	386,203
Other timing differences	91,163	81,974
	535,987	468,177
Deferred taxation assets:
Net operating loss carry forwards	(356,925)	(293,035)
Valuation allowances	173,113	167,005
Retirement benefits	(77,283)	(58,264	)(1)
Other timing differences	(34,111)	(2,573)
	(295,206)	(186,867)
	€240,781	€281,310
Split as follows:
Current	21,258	(14,418)
Non current	219,523	295,728
	€240,781	€281,310

(1)          Retirement benefits includes €75,862,000 (2005: €52,776,000) in relation to deferred tax which has been recorded within ‘Pension liabilities’ under Irish GAAP (Note 24).

Valuation allowances are set up for losses carried forward in those jurisdictions in which it is more likely than not that the losses carried forward will not be utilized to offset future taxable income or in which there is no deferred tax liability against which the related asset can be offset prior to expiry.

Smurfit Kappa Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

37 Differences Between Accounting Principles Generally Accepted in Ireland and in the United States—(continued)

Share option schemes—additional information required by SFAS No. 123

Prior to January 1, 2006, we accounted for stock-based compensation based on the intrinsic-value-based method prescribed by Accounting Principles Board Opinion 25, “Accounting for Stock Issued to Employees” (“APB 25”), and related interpretations. Under this method, compensation expense was recorded only if on the date of grant the current market price of the underlying stock exceeded the exercise price or the exercise price was not fixed at the grant date. SFAS 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) and SFAS 148, “Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123” (“SFAS 148”) established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As permitted by SFAS 123 and SFAS 148, we elected to continue to apply the intrinsic-value-based method of accounting described above and adopted only the disclosure requirements of SFAS 123 until SFAS 123R was adopted on January 1, 2006. The following table illustrates the effect on net income and on earnings per share if the fair-value-based method had been applied to all outstanding and unvested awards in periods prior to January 1, 2006.

	Restated 2005	Restated 2004
	€000	€000
Net loss attributable to common shareholders under US GAAP
As reported (restated)	(300,229)	12,556
Add: Stock based employee compensation expense included in reported net loss	17,696	259
Deduct: Total stock based employee compensation expense determined under fair value based method for all awards	(1,316)	(1,073)
Pro forma (restated)	€(283,849)	€11,742

Pension costs and termination indemnities—information required by SFAS No. 87, SFAS No. 88, SFAS No. 106 and SFAS No. 132 amended by SFAS No. 158

The components of the defined benefit net pension expense for the Group’s defined benefit plans, termination indemnities and post retirement healthcare defined benefit plans, under US GAAP, for the years ended December 31, 2006, 2005 and 2004 are estimated to be as follows:

	2006	2005	2004
	€000	€000	€000
Service cost	52,285	37,450	38,470
Interest cost	89,857	57,731	56,282
Expected return on plan assets	(80,614)	(44,259)	(40,627)
Amortization of unrecognized transition obligation or asset	—	112	—
Recognized gains and losses	936	5,453	61
Recognized prior service cost	1,172	(451)	57
Gain due to settlement or curtailment	(366)	(2,564)	(636)
	€63,270	€53,472	€53,607

Smurfit Kappa Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

37 Differences Between Accounting Principles Generally Accepted in Ireland and in the United States—(continued)

The estimated fund status of the Group’s defined benefit plans, termination indemnities and post retirement healthcare defined benefit plans under US GAAP was as follows:

	2006	2005
	€000	€000
Change in benefit obligation
Benefit obligation at beginning of year	2,043,374	1,123,272
Service cost	52,285	37,450
Interest cost	89,857	57,731
Contributions by plan participants	9,542	7,180
Actuarial gains and losses	(60,309)	89,686
Benefits paid	(95,091)	(58,201)
Curtailments and settlements	(7,690)	(8,997)
Plan amendments	1,957	(61)
Acquisitions	—	799,806
Disposals	(13,446)	(29,741)
Adjustment to fair value	(27,458)	—
Currency adjustments	6,514	25,249
Benefit obligation at end of year	1,999,535	2,043,374
Change in plan assets
Fair value of plan assets at beginning of year	1,319,191	655,105
Actual return on assets	105,252	121,834
Contributions by employer	87,885	51,077
Contributions by plan participants	9,542	7,180
Benefits paid	(95,091)	(58,201)
Curtailments and settlements	(3,501)	(3,048)
Acquisitions	—	536,793
Disposals	(9,500)	(7,705)
Adjustment to fair value	(2,511)	—
Currency adjustment	7,979	16,156
Fair value of plan assets at end of year	1,419,246	1,319,191
Funded status of the plans	€(580,289)	€(724,183)
Amounts available to be applied as an increase/(reduction) of future pension costs:
Unrecognized actuarial gains or losses	N/A *	(7,003)
Unrecognized prior service cost	N/A *	(1,535)
Minimum pension liability	N/A *	(6,020)
(Accrued) pension costs	N/A *	€(738,741)

*                    N/A—Not applicable. In accordance with the provisions of SFAS No. 158, under US GAAP the funded status would be recognized in the Consolidated Balance Sheets and any unrecognized gains/(losses), prior service costs/(credits) and transition assets/(obligations) would be recognized in

Smurfit Kappa Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

37 Differences Between Accounting Principles Generally Accepted in Ireland and in the United States—(continued)

the Consolidated Statement of Shareholders’ Equity at December 31, 2006. In addition, the minimum pension liability would be eliminated upon the adoption of SFAS No. 158.

The following table presents a reconciliation of the (accrued) benefit cost for the Group’s defined benefit plans, termination indemnities and post retirement healthcare defined benefit plans under US GAAP:

2006
€000
(Accrued) pension cost at beginning of year	(738,741)
Net periodic cost	(63,270)
Employer contributions	87,885
Disposals	2,962
Adjustment to fair value	24,947
Amount recognized in accumulated other comprehensive income upon the adoption of SFAS No. 158	99,038
Minimum pension liability charge for the year	1,066
Minimum pension liability eliminated upon the adoption of SFAS No. 158	4,954
Currency adjustment	870
Funded status of the plans at end of year	€(580,289)

The following table presents the amounts that would be recognized in the Consolidated Balance Sheets for the Group’s defined benefit plans, termination indemnities and post retirement healthcare defined benefit plans at December 31, 2006 under US GAAP:

2006
€000
Non current assets	17,778
Current liabilities	(36,811)
Non current liabilities	(561,256)
€(580,289)

The following table presents the pre-tax net actuarial (gain) and prior service (credit) that would be recognized in the accumulated other comprehensive income amounts not affecting retained earnings for the Group’s defined benefit plans, termination indemnities and post retirement healthcare defined benefit plans under US GAAP at December 31, 2006:

2006
€000
Net actuarial (gain)	(98,471)
Prior service (credit)	(567)
€(99,038)

Smurfit Kappa Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

37 Differences Between Accounting Principles Generally Accepted in Ireland and in the United States—(continued)

The following table presents the change in the accumulated other comprehensive income amounts that would be recognized under SFAS 158:

2006
€000
Accumulated other comprehensive income at beginning of year	—
(Decrease) due to adoption of SFAS No. 158	(99,038)
€(99,038)

The following table presents the estimated actuarial net (gain) and estimated prior service (credits) of the Group’s benefit plans that will be amortized from accumulated gains and (losses) not affecting retained earnings into net periodic cost/(income) under US GAAP and recorded in the Consolidated Statements of Operations in 2007:

2007
€000
Net actuarial (gain)	(2,566)
Prior service (credit)	(152)
€(2,718)

The Group’s postretirement healthcare defined benefit schemes are in the US. The estimated fund status of these schemes at December 31, 2006 was €1,994,000 (2005: €2,412,000).

Plan assets less than projected benefit obligations include overfunded plans at December 31, 2006, €17,778,000 (2005: €3,200,000) and underfunded plans at December 31, 2006 of €598,067,000 (2005: €727,383,000).

The following assumptions were used to determine the defined benefit expense for the Group.

	2006	2005	2004
Weighted average assumed discount rate	4.6%	4.9%	5.5%
Weighted average rates of compensation increase	3.0%	3.1%	3.3%
Weighted average expected long term rates of return on plan assets	6.1%	6.1%	6.7%

The calculation of the projected benefit obligation at December 31, 2006 assumed a discount rate of approximately 5.0% (2005: 4.6%) and a compensation increase of 3.2% (2005: 3.0%).

The assets of the plans are invested primarily in equities, fixed interest securities, insurance contracts and real estate.

Smurfit Kappa Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

37 Differences Between Accounting Principles Generally Accepted in Ireland and in the United States—(continued)

The weighted-average asset allocations at December 31, 2006 and 2005 by asset category of the defined benefit pension schemes is shown below:

	Plan assets
	Target	Percentage of Plan
	Allocation	Assets at December 31,
		2006	2005
Equity securities	15 - 80%	48%	50%
Debt securities	20 - 85%	39%	38%
Real Estate	0 - 10%	7%	6%
Other	0 - 10%	6%	6%
Total		100%	100%

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

The Group’s expected return on assets of the defined benefit schemes is based on recommendations from the plan actuaries, having considered anticipated future long term performance of individual asset classes. Consideration is also given to the appropriate asset allocation strategy, given the anticipated requirements of the plan to determine the average rate of return expected on the funds invested to provide for the pension plan benefits. While appropriate consideration is given to recent fund performance and historical returns, the assumption is primarily a long-term, prospective rate. Based on our most recent study, the expected long term return assumption effective January 1, 2007 will be 6.3%.

The expected employee and employer contributions to the funded defined benefit plans are anticipated to be €11,616,000 and €48,330,000 respectively for the year ended December 31, 2007. The expected employer contributions to the unfunded defined benefit plans is expected to be €36,281,000 for the year ended December 31, 2007. The accumulated benefit obligation of all schemes at December 31, 2006 is €1,754,838,000 (2005: €1,819,813,000).

Smurfit Kappa Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

37 Differences Between Accounting Principles Generally Accepted in Ireland and in the United States—(continued)

Expected future benefit payments for each of the next five fiscal years and in the aggregate for the five fiscal years thereafter are shown below:

Year	Benefit Payments
€000
2007	90,331
2008	95,292
2009	100,080
2010	103,751
2011	110,758
2012 - 2016	571,308

Business Combinations—Additional Information Required

Pro-forma sales and net income/(loss) for Group under US GAAP for the year ended December 31, 2005 were €7,022 million (unaudited) and (€141.6) million (unaudited), respectively (2004: €7,649 million (unaudited) and net income of €63.8 million (unaudited), respectively). Pro forma net income for 2005 includes early debt extinguishment costs of €104.7 million (unaudited) which are not expected to reoccur.

US GAAP Restatement Items

The following is an extract from Note 35 to the consolidated financial statements included in our report Form 20-F/A, which was filed on November 24, 2006. These restatement items were adjusted in that Form 20-F/A filing.

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

US GAAP requires parent company third party debt and associated issue costs to be pushed down to the reporting entity under certain circumstances. Accordingly, on analysis of parent company third party debt, the Group considers it appropriate to adopt pushdown accounting in respect of the issuance of PIK notes by SKGL with regard to the Kappa acquisition. This resulted in a cumulative increase in third party

Smurfit Kappa Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

37 Differences Between Accounting Principles Generally Accepted in Ireland and in the United States—(continued)

debt of €89,620,000 as of December 31, 2005 leading to a reduction in income of €667,000 and a reduction in shareholders’ equity reported under US GAAP of €89,620,000. The Group has also pushed down debt issue costs of €8,330,000 related to the €325,000,000 PIK notes issued by JSG Holdings which leads to an increase in net loss of €751,000 for the year ended December 31, 2005 and an increase in deferred debt issue costs and an increase in shareholders’ equity reported under US GAAP of €7,579,000. These restatements did not impact the consolidated statement of operations, balance sheet or cash flows for the years ended December 31, 2004 and 2003 as presented in accordance with US GAAP.

Under US GAAP the functional currency of the Group’s Latin American operations is the local currency of each of the countries in which it operates. The Group did not meet the criteria for net investment hedge accounting using a tandem currency debt instrument under US GAAP and as a result the Group has restated the statements of operations and other comprehensive income reclassifying the translation gains and losses on the debt instrument. For 2003 and 2004 net income under US GAAP increased by €116,054,000 and €44,056,000 with a corresponding decrease in other comprehensive income. For 2005 net income under US GAAP decreased by €66,808,000 with a corresponding increase in other comprehensive income. These restatements do not impact the shareholders’ equity or cash flows reported under US GAAP for any of the years presented.

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

38 New Accounting Standards

US GAAP

In February 2006, the Financial Accounting Standards Board (‘FASB’) issued SFAS No. 155, ‘Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140,’ (‘SFAS 155’). SFAS 155 amends SFAS No. 133, ‘Accounting for Derivative Instruments and Hedging Activities,’ and SFAS No. 140, ‘Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities.’ SFAS 155 resolves issues addressed in Statement 133 Implementation Issue No. D1, ‘Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.’ Among other provisions, the new rule (a) permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, (b) clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133, (c) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, (d) clarifies that concentrations of credit risk in the form of subordination are not embedded derivates, and (e) amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS 155 is effective for fiscal years beginning after September 15, 2006 and is required to be adopted by the Group in the first quarter of fiscal year 2007, beginning January 1, 2007. We are currently evaluating the effect that the adoption of SFAS 155 will have on our consolidated results of operations, financial position and cash flows, but we do not expect it to have a material impact.

Smurfit Kappa Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

38 New Accounting Standards—(continued)

In March 2006, the FASB issued SFAS No. 156, ‘Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140,’ (‘SFAS 156’). SFAS 156 amends SFAS No. 140, ‘Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,’ with respect to the accounting for separately recognized servicing assets and servicing liabilities. SFAS 156 is effective for fiscal years beginning after September 15, 2006 and is required to be adopted by the Group in the first quarter of fiscal year 2007, beginning January 1, 2007. The Group is currently evaluating the effect that the adoption of SFAS 156 will have on our consolidated results of operations, financial position and cash flows, but we do not expect it to have a material impact.

In July 2006, the FASB issued Final Interpretation No. 48, ‘Accounting for Uncertainty in Income Taxes’ (‘FIN 48’). FIN 48 is an interpretation of FASB Statement No. 109, ‘Accounting for Income Taxes’. FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The provisions of FIN 48 are effective from January 1, 2007. Differences between the amounts recognized in the Consolidated Balance Sheets prior to the adoption of FIN 48 and the amounts reported after adoption will be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. We are currently evaluating the impact of adopting FIN 48 on our financial statements.

In September 2006, the FASB issued SFAS No. 157, ‘Fair Value Measurements’ (‘SFAS 157’). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 does not require any additional fair value measurements; however it eliminates inconsistencies in the guidance provided in previous accounting pronouncements. We expect to adopt SFAS 157 effective January 1, 2008, as required. We are currently evaluating the impact of adopting SFAS 157, but do not expect its adoption to have a material impact on our consolidated financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 158, ‘Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—An Amendment of FASB No. 87, 88, 106 and 132(R)’ (SFAS 158). SFAS 158 requires that the funded status of defined benefit postretirement plans (other than multiemployer plans) be recognized on the Group Consolidated Balance Sheet, and that changes in the funded status be reflected in comprehensive income in the year in which the changes occur; effective fiscal years ending after June 15, 2007. The standard also requires companies to measure the funded status of these plans as of the date of its fiscal year-end, effective for years ending after December 15, 2008. For both of these changes early adoption is encouraged. We adopted SFAS 158 with effect from January 1, 2006 in our US GAAP financial statements. The adoption of SFAS 158, changing from the corridor approach to the recognition of the full liability resulted in a reduction in the liability of €104 million—see Note 37.

In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (‘SAB’) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”, to eliminate the diversity of practice surrounding how public companies quantify financial statement misstatements. Traditionally, there have been two widely-recognized methods for quantifying the effects of financial statement misstatements: the ‘roll-over’ method and the ‘iron curtain’ method. The roll-over method focuses primarily on the impact of a misstatement on

Smurfit Kappa Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

38 New Accounting Standards—(continued)

the income statement, including the reversing effect of prior year misstatements, but its use can lead to the accumulation of misstatements in the balance sheet. The iron-curtain method, on the other hand, focuses primarily on the effect of correcting the period-end balance sheet with less emphasis on the reversing effects of prior year errors on the income statement. In SAB No. 108, the SEC Staff established an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each financial statement and the related financial statement disclosures. This model is commonly referred to as a ‘dual approach’ because it requires quantification of errors under both the iron curtain and the roll-over methods. The Group adopted SAB No. 108 in the fourth quarter of 2006. This adoption did not have a material impact on the Group’s consolidated results of operations, financial position or cash flows.

International Financial Reporting Standards

In 2002 the European Union issued regulations requiring all companies with securities admitted to trading on a regulated market in any European Economic Area (EEA) State to prepare their financial statements in accordance with accounting standards issued by the International Accounting Standards Board (IASB). For Irish public limited companies with equity securities publicly traded, the regulations apply for accounting periods starting on or after January 1, 2005. For Irish public limited companies whose debt securities only are publicly traded the regulations may be applied for accounting periods starting on or after January 1, 2007. Our equity and debt securities are not traded on a regulated market of an EEA Member State, however we will prepare financial statements in accordance with standards issued by the IASB with effect from January 1, 2007.

39 Post Balance Sheet Events

Facture Fire

A fire occurred in an electrical station in early January 2007 and shut down one of the larger machines in the Group’s Facture operations. The machine re-opened in mid April. The situation was insured, and the Directors believe that the overall impact on the Group’s results will not be significant.

Initial Public Offering

On March 14, 2007, SKG completed an initial public offering, with the placing to institutional investors of 78,787,879 new ordinary shares in SKG plc (the “Ordinary Shares”), a company formed in January 2007 as the ultimate holding company for the Group. This offering, together with the issue of an additional 11,818,181 Ordinary Shares, generated gross proceeds of €1,495 million, which were used by us to repay certain debt obligations and to prepay the shareholder PIK note issued in connection with the Merger. Trading in the shares (“Admission”) on the Irish Stock Exchange and on the London Stock Exchange commenced on March 20, 2007. The additional shares were issued on Admission by Deutsche Bank acting as stabilizing manager under an over-allocation option representing shares up to a maximum of 15% of the total number of shares comprised in the initial public offering.

Smurfit Kappa Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

40 Organizational Structure

Each of SKG plc, SKGL, SK Holdings, SKCL, SK Funding and  SK Acquisitions are holding companies with no operations of their own. A listing of our principal subsidiaries is set out below.

Subsidiaries	Principal Activities	Country of Incorporation	Holding %
Carton de Colombia, S.A. Apartado Aereo 219, Cali, Colombia	Manufacture of paperboard and packaging products	Colombia	70
Carton de Venezuela, S.A Apartado Aereo 609, Caracas, Venezuela	Manufacture of paperboard and packaging products	Venezuela	88
Grupo Smurfit Mexico, S.A. de C.V. Jaime Balmes, No. 11 Torre D. 7 Piso, Col. Los Morales Polanco 11510, Mexico D.F., Mexico	Manufacture of paperboard and packaging products	Mexico	100
Kappa Kraftliner AB SE-941 86, Piteå, Sweden	Manufacture of containerboard and holding company for operations in Sweden and other countries which manufacture specialty papers and packaging products	Sweden	100
Smurfit Kappa Packaging Nederland B.V. Dr. Holtroplaan 5, 5652 Eindhoven The Netherlands	Holding company for Dutch operations which manufacture containerboard, solid board and packaging products	Netherlands	100
Nettingsdorfer Papierfabrik AG & Co KG A-4054 Nettingsdorf-Fabrik, Austria	Manufacture of containerboard and holding company for Austrian operations which manufacture corrugated board	Austria	100
Smurfit, S.A. Paque Saenz Pena 308—8th Floor, Buenos Aires, Argentina	Manufacture of paperboard and packaging products	Argentina	100
Smurfit Capital Funding Limited Beech Hill, Clonskeagh, Dublin 4, Ireland	Finance company	Ireland	100

Smurfit Kappa Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

40 Organizational Structure—(continued)

Subsidiaries	Principal Activities	Country of Incorporation	Holding %
Smurfit Deutschland GmbH & Co KG Tilsiter Strasse 144, 22047 Hamburg, Germany	Holding company for German operations which manufacture paperboard and packaging products	Germany	100
Smurfit International B.V. Fred Roeskestraat 123, 1076 EE Amsterdam, The Netherlands	Principal international holding company	The Netherlands	100
Smurfit International France S.A. 2 rue Goethe, 75116 Paris, France	Holding company for French operations whose activities are the manufacture of paperboard and packaging products	France	100
Smurfit Investments UK Limited Darlington Road, West Auckland, Bishop Auckland, Co. Durham DL14 9PE, United Kingdom	Holding company for UK operations whose principal activities are the manufacture of paperboard and packaging products	United Kingdom	100
Smurfit Kappa Ireland Limited Beech Hill, Clonskeagh, Dublin 4, Ireland	Manufacture of paperboard and packaging products and printing	Ireland	100
Smurfit Nervion, S.A. B Arriandi s/n, 48215 lurreta, Vizcaya, Spain	Manufacture of sack paper and holding company for Spanish, Portuguese and sack converting operations whose principal activities are the manufacture of paperboard, packaging and paper sack products	Spain	99
Smurfit SISA, S.p.A Strada Serravalle 30, 15067 Novi Ligure (AL), Italy	Manufacture of paperboard and packaging products	Italy	90

Smurfit Kappa Acquisitions and Subsidiary Companies
Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Smurfit Kappa Acquisitions

We have audited the accompanying consolidated balance sheet of Smurfit Kappa Acquisitons and its subsidiaries (the “Company”) as of December 31, 2006, and the related consolidated statements of operations, total recognized gains and losses, changes in shareholders’ equity, and cash flows for the year then ended.  We have also audited the financial statement schedule for the year ended December 31, 2006 listed in the index appearing under Item 18. These financial statements and financial statement schedule are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audit.

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) and in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Smurfit Kappa Acquisitions and its subsidiaries at December 31, 2006 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in Ireland.

Accounting principles generally accepted in Ireland vary in certain significant respects from accounting principles generally accepted in the United States of America.  Information relating to the nature and effect of such differences is presented in Note 37 to the consolidated financial statements.

As described in Note 2 to the consolidated financial statements, on January 1, 2006 the Company changed the manner in which it accounts for share-based payments.

We also have audited the adjustments to the 2005 and 2004 consolidated financial statements to retrospectively reflect the change in accounting for share-based payments described in Note 2.  In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2005 or 2004 consolidated financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2005 or 2004 consolidated financial statements taken as a whole.

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers
Dublin, Ireland
April 27, 2007

Smurfit Kappa Acquisitions (formerly known as JSG Acquisitions) and Subsidiary Companies
Report of Independent Registered Public Accounting Firm

To the Board of Directors
Smurfit Kappa Acquisitions (formerly known as JSG Acquisitions)

We have audited, before the effects of the adjustments to retrospectively apply the change in accounting described in Note 2, the accompanying consolidated balance sheet of Smurfit Kappa Acquisitions (formerly known as  JSG Acquisitions) and subsidiary companies (the “Company”) as of December 31, 2005, and the related consolidated statements of operations, total recognized gains and losses, changes in shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2005 (the 2005 and 2004 financial statements before the effects of the adjustments discussed in Note 2 are not presented herein). Our audits also included the financial statement schedule listed in the Index at Item 18. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits. We did not audit the financial statements of Kappa Holding B.V., a  wholly-owned subsidiary, which statements reflect total assets constituting 35.5% as of December 31, 2005 and total revenues constituting 4.5% for the year then ended of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Kappa Holding B.V., is based solely on the report of the other auditors.

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

In our opinion, based on our audits and the report of other auditors, the financial statements referred to above, before the effects of the adjustments to retrospectively apply the change in accounting described in Note 2, present fairly, in all material respects, the consolidated financial position of Smurfit Kappa Acquisitions (formerly known as JSG Acquisitions) and subsidiary companies at December 31, 2005, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in Ireland, which differ in certain respects from U.S. generally accepted accounting principles (see Note 37 of the Notes to the Consolidated Financial Statements). Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in accounting described in Note 2 and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. These adjustments were audited by PricewaterhouseCoopers.

/s/ ERNST & YOUNG
Ernst & Young
Dublin, Ireland

April 30, 2006, except for Note 37 “US GAAP Restatement Items” as to which the date is November 24, 2006.

Smurfit Kappa Acquisitions and Subsidiary Companies
Report of Independent Registered Public Accounting Firm

To the Board of Directors of Smurfit Kappa Acquisitions

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

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers
Dublin, Ireland
April 30, 2006

Smurfit Kappa Acquisitions and Subsidiary Companies
Consolidated Statements of Operations

			Restated(1)	Restated(1)
	Note	2006	2005	2004
		€000	€000	€000
Net Sales
Continuing operations		7,032,713	4,412,125	4,278,439
Discontinued operations		—	25,204	526,643
	3	7,032,713	4,437,329	4,805,082
Cost of sales		5,064,797	3,222,705	3,473,299
Impairment of property, plant and equipment	5	31,299	45,214	—
Gross profit		1,936,617	1,169,410	1,331,783
Net operating expenses	4	1,542,183	982,363	1,017,749
Reorganization and restructuring costs	5	196,563	25,090	39,430
Impairment of advances to affiliates	5	52,821	—	—
Operating income subsidiaries
Continuing operations		145,050	163,801	218,844
Discontinued operations		—	(1,844)	55,760
		145,050	161,957	274,604
Share of associates’ operating income		11,627	7,287	12,611
Total operating income		156,677	169,244	287,215
(Loss)/income on sale of assets and businesses	5	(22,856)	52,587	22,173
Interest income		13,225	10,730	8,335
Interest expense	7	(356,177)	(249,475)	(293,009)
Loss from early extinguishment of debt	7	—	(104,658)	(5,697)
Other financial expense	24	(9,064)	(13,259)	(15,718)
Share of associates’ net interest		(1,950)	(1,336)	(1,301)
(Loss)/income before taxes and equity minority interests	8	(220,145)	(136,167)	1,998
Taxes on income	9	(37,307)	(21,561)	(26,973)
(Loss) before equity minority interests		(257,452)	(157,728)	(24,975)
Equity minority interests		(14,474)	(18,813)	(16,067)
Net (loss) for the year(2)		€(271,926)	€(176,541)	€(41,042)

(1)          Restated to reflect the impact of implementing FRS 20 “Share-Based Payments”.

(2)          A summary of the significant adjustments to net (loss) which would be required if accounting principles generally accepted in the United States had been applied instead of those generally accepted in Ireland is given in Note 37.

The Notes to the Consolidated Financial Statements are an integral part of these Financial Statements.

Smurfit Kappa Acquisitions and Subsidiary Companies
Consolidated Statements of Total Recognized Gains and Losses

			Restated(1)	Restated(1)
	Note	2006	2005	2004
		€000	€000	€000
(Loss)/income for the year
Group		(273,824)	(178,710)	(44,986)
Associates		1,898	2,169	3,944
		(271,926)	(176,541)	(41,042)
Translation adjustments on foreign currency net investments
Group		24,385	5,529	15,222
Actuarial gain/(loss) recognized in retirement benefit schemes(2)	24	61,654	(17,281)	(6,988)
Minority share of actuarial gain		(36)	(94)	—
		61,618	(17,375)	(6,988)
Total recognized gains and losses relating to the year		(185,923)	(188,387)	(32,808)
Prior year adjustment		(20,338)	—	—
Total recognized gains and losses since last financial statements
Group		(208,159)	(190,556)	(36,752)
Associates		1,898	2,169	3,944
		€(206,261)	€(188,387)	€(32,808)

(1)          Restated to reflect the impact of implementing FRS 20 “Shared-Based Payments”.

(2)          Net of related deferred taxation charge of €19,229,000 (2005: a charge of €2,396,000; 2004: a credit of €3,303,000).

Note of Historical Cost Profits and Losses

The results disclosed in the Consolidated Statements of Operations are not materially different to the results based on an unmodified historical basis.

The Notes to the Consolidated Financial Statements are an integral part of these Financial Statements.

Smurfit Kappa Acquisitions and Subsidiary Companies
Consolidated Balance Sheets

			Restated(1)
	Note	2006	2005
		€000	€000
Assets
Current assets
Cash	10	370,121	247,727
Restricted cash	10	—	755,575
Accounts receivable and prepayments	11	1,344,620	1,314,728
Assets held for sale and inter-company balances		5,000	54,404
Amounts due by affiliates		146	107
Amounts due by affiliates after more than one year		211,003	263,115
Inventories	12	626,372	663,131
Total current assets		2,557,262	3,298,787
Fixed assets
Investments	13	82,502	87,746
Property, plant and equipment	14	3,398,956	3,499,084
Intangible assets	15	2,348,733	2,490,245
Total fixed assets		5,830,191	6,077,075
Total assets		€8,387,453	€9,375,862
Liabilities, minority interests and shareholders’ equity
Current liabilities
Bank loans, overdrafts and other borrowing	19	199,536	72,555
Kappa bonds outstanding	19	—	755,575
Accounts payable and accrued liabilities	16	1,544,983	1,500,413
Total current liabilities		1,744,519	2,328,543
Non current liabilities
Long term debt and other long term liabilities	18	3,255,777	3,164,540
Amounts due to affiliates		1,331,106	1,414,925
Provisions for liabilities and charges	20	177,561	247,733
Pension liabilities	24	493,763	655,368
Capital grants deferred		13,869	14,460
Minority interests (equity interests)		129,788	131,384
Total liabilities and minority interests		7,146,383	7,956,953
Shareholders equity(2)
Share capital		40	40
Other reserves	26	1,735,897	1,703,428
Retained deficit		(494,867)	(284,559)
Shareholders’ equity		1,241,070	1,418,909
Total liabilities, minority interests and shareholders’ equity		€8,387,453	€9,375,862

(1)          Restated to reflect the impact of implementing FRS 20 “Share-Based Payments”.

(2)          A summary of the significant adjustments to shareholder’s equity which would be required if accounting principles generally accepted in the United States had been applied instead of those generally accepted in Ireland is given in Note 37.

The Notes to the Consolidated Financial Statements are an integral part of these Financial Statements.

Smurfit Kappa Acquisitions and Subsidiary Companies
Consolidated Statements of Changes in Shareholders’ Equity

					Restated(1)
	Note	Share capital(2)	Restated(1) Other reserves(2)	Restated(1) Retained earnings	Total shareholders’ equity
		€’000	€’000	€’000	€’000
Balance at December 31, 2003 as reported		40	923,386	(34,530)	888,896
Effect of adoption of FRS 20 ‘Share based payments’		—	8,083	(8,083)	—
Balance at December 31, 2003 as restated		40	931,469	(42,613)	888,896
Share-based payments		—	7,184	—	7,184
Loss for the financial year		—	—	(41,042)	(41,042)
Actuarial loss recognized in retirement benefit schemes(3)	24	—	—	(6,988)	(6,988)
Currency translation adjustments		—	15,222	—	15,222
Balance at December 31, 2004		40	953,875	(90,643)	863,272
Capital contribution		—	738,953	—	738,953
Share-based payments		—	5,071	—	5,071
Loss for the financial year		—	—	(176,541)	(176,541)
Actuarial loss recognized in retirement benefit schemes(3)	24	—	—	(17,281)	(17,281)
Minority share of actuarial gain		—	—	(94)	(94)
Currency translation adjustments		—	5,529	—	5,529
Balance at December 31, 2005		40	1,703,428	(284,559)	1,418,909
Share-based payments		—	8,084	—	8,084
Loss for the financial year		—	—	(271,926)	(271,926)
Actuarial gain recognized in retirement benefit schemes(3)	24	—	—	61,654	61,654
Minority share of actuarial gain		—	—	(36)	(36)
Currency translation adjustments		—	24,385	—	24,385
Balance at December 31, 2006		€40	€1,735,897	€(494,867)	€1,241,070

(1)          Restated to reflect the impact of implementing FRS 20 “Share-Based Payments”.

(2)          See Note 26 for further detail.

(3)          Net of related deferred taxation charge of €19,229,000 (2005: a charge of €2,396,000; 2004: a credit of €3,303,000).

The Notes to the Consolidated Financial Statements are an integral part of these Financial Statements.

Smurfit Kappa Acquisitions and Subsidiary Companies

Consolidated Statements of Cash Flows

	Note	2006	2005	2004
		€000	€000	€000
Net cash flow from operating activities	28	657,712	512,871	640,928
Dividends received from associates		4,462	3,062	2,989
Returns on investments and servicing of finance
Interest received		13,225	10,730	8,370
Interest paid		(343,126)	(286,814)	(278,449)
Interest paid on finance leases		(1,348)	(1,138)	(1,962)
Other financial interest paid		(9,064)	(13,259)	(15,718)
Dividends to minority interests		(7,175)	(6,152)	(5,707)
Deferred debt issuance costs		—	(98,055)	(5,814)
		(347,488)	(394,688)	(299,280)
Taxation
Irish corporation tax paid		(2,631)	(3,480)	(8,515)
Overseas tax paid		(38,883)	(39,274)	(50,249)
Overseas tax refunded		—	—	21,433
		(41,514)	(42,754)	(37,331)
Capital expenditure and financial investment
Purchase of tangible fixed assets		(344,687)	(192,434)	(206,466)
Less new finance leases		2,987	4,053	2,963
		(341,700)	(188,381)	(203,503)
Capital grants received		784	3,390	1,874
Purchase of other investments		(1,500)	(87)	(772)
Retirement of fixed assets	30	27,365	18,198	36,388
		(315,051)	(166,880)	(166,013)
Acquisitions and disposals
Purchase of subsidiaries and minorities		(4,836)	(205,532)	(2,731)
Deferred acquisition consideration		(33,574)	(1,520)	(2,390)
Business disposals		42,438	572,174	—
Receipts from affiliates		—	9,899	11,934
Investments in and advances to associates		1,145	(351)	(1,194)
		5,173	374,670	5,619
Cash (outflow)/inflow before use of liquid resources and financing		(36,706)	286,281	146,912
Management of liquid resources	31	671,797	(789,786)	(16,914)
Financing
Issue of shares including minorities		—	5	27
(Decrease)/increase in term debt	31	(600,361)	481,142	(67,266)
Advances from affiliates		1,717	125	1,102
Capital elements of finance leases repaid		(7,647)	(4,812)	(13,576)
		(606,291)	476,460	(79,713)
Increase/(decrease) in cash	31	€28,800	€(27,045)	€50,285

The significant differences between the cash flow statement prepared under accounting principles generally accepted in the United States and that prepared under accounting principles generally accepted in Ireland are given in Note 37.

The Notes to the Consolidated Financial Statements are an integral part of these Financial Statements.

Smurfit Kappa Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements

1 General Information

Smurfit Kappa Acquisitions (“SK Acquisitions”) is a wholly owned subsidiary of Smurfit Kappa Funding plc (“SK Funding”). In October, 2002, SK Acquisitions (formerly known as JSG Acquisitions) completed the acquisition of all of the ordinary shares of Jefferson Smurfit Group plc (“JSG”) in a take private transaction. Prior to this acquisition, SK Acquisitions had no operations.

On March 31, 2003 the Group completed the acquisition of SSCC’s European Packaging assets. In this transaction, which we refer to as the “SSCC Asset Swap”, SK Funding exchanged its 50% ownership in Smurfit MBI, Canada and approximately €185 million in cash for SSCC’s European assets.

On March 1, 2005 the Group completed the sale of our Munksjö specialty paper business for approximately €450 million. On May 18, 2005 we completed the sale of our Munksjö tissue business for approximately €28 million. The proceeds from these disposals were used to pay down part of the term portion of our senior credit facility. Together, the operations sold had net sales of approximately €512 million for the year to December 31, 2004.

On June 16, 2005 we completed the sale of The Kildare Hotel & Country Club (The K Club), additional land near The K Club and surplus land near our Dublin head office for €115 million to a company controlled by Sir Michael Smurfit. The proceeds from the sale were applied to debt reduction.

The Munksjö specialty businesses and The K Club are reported as discontinued operations in the Consolidated Statements of Operations.

On December 1, 2005 Smurfit Kappa Group Limited (“SKGL”), (formerly known as JSG Packaging Limited), SK Acquisitions and the shareholders of Kappa Holding BV (‘Kappa’) concluded an agreement resulting in a merger of the operations of both groups of companies. The merger was completed through the issue of shares by SKGL and the payment of consideration comprising cash of approximately €238 million and an €89 million subordinated promissory note, primarily to Kappa’s former shareholders. The ownership structure resulted in the existing shareholders of SKGL owning approximately 58.3% of the combination while Kappa’s existing shareholders owned approximately 41.7%. The transaction involved financing the cash consideration and refinancing the entire existing Kappa Packaging debt and the existing SK Acquisitions senior credit facility by way of a new senior credit facility. The merger required European Commission approval which was granted subject to the fulfilment of an agreed schedule of commitments to dispose of a number of businesses. The financial statements reflect the combination with effect from December 1, 2005 incorporating one month’s results for the enlarged business in 2005. The combination is accounted for as a purchase.

Under Irish GAAP fair value exercises are required to be completed as soon as practicable after the date of acquisition with the final fair value adjustments incorporated in the financial statements for the first full financial year following the acquisition. The fair value exercise relating to the acquisition of Kappa was provisional at December 31, 2005 and has been finalised during 2006. The significant adjustments were in respect of the fair value of land and buildings, plant and equipment, assets held for sale, post retirement benefits, goodwill and deferred taxation. The actuarial valuations of the various post retirement plans have been completed and have resulted in a decrease in the pension liability of €24 million. We have also completed the exercise in relation to land and buildings and plant and equipment, which has resulted in an increase in fixed assets of €53 million. Assets held for sale were fair valued to reflect the final proceeds from the sale of Kappa Graphic Board. This has resulted in an increase to goodwill of over €50 million. The acquisition of Kappa resulted in a net increase in goodwill of €1.1 billion.

Smurfit Kappa Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

2 Accounting Policies

(a) Basis of accounting:

The financial statements are prepared under the historical cost convention as modified by the revaluation of land and buildings and the measurement of fair value of share options and in accordance with generally accepted accounting principles in Ireland (Irish GAAP). They are prepared and presented in euro (€). In preparing these financial statements, certain items have been included in order to comply with accounting presentation and disclosure requirements applicable in the United States in respect of foreign registrants. An explanation of the significant differences between Irish and US GAAP as they apply to the Group and a reconciliation to US GAAP are set out in Note 37. The financial statements do not constitute full group accounts within the meaning of Regulation 40(1) of the European Communities (Companies: Group Accounts) Regulations, 1992 of Ireland insofar as such group accounts would have to comply with all of the disclosure and other requirements of those Regulations. The auditors have made reports without qualification and without reference to an emphasis of matter under Section 193 of the Companies Act, 1990, in respect of the consolidated financial statements for the years ended December 31, 2006, 2005 and 2004.

The financial statements have been prepared using the same accounting policies as set out in the financial statements for the year ended December 31, 2005 with the exception of the accounting policy on share-based payments following the adoption of FRS 20 “Share-Based Payments”. The adoption of this standard represents a change in accounting policy and the comparative figures have been restated accordingly.

The effect of the change in accounting policy on share-based payments was to increase the loss by €8,084,000 (2005: €5,071,000; 2004: €7,184,000) comprising an increase in administrative expenses. The effect of the change in accounting policy on the Consolidated Balance Sheets of December 31, 2006 was to increase the share based compensation reserve by €28,422,000 (2005: €20,338,000) with a corresponding reduction in retained earnings.

(b) Group consolidation:

The financial statements comprise a consolidation of the financial statements of SK Acquisitions and its’ subsidiaries (the “Group”) made up to December 31, 2006. Associates are accounted for under the equity method of accounting. Where accounting policies followed by subsidiaries and associates differ significantly from those adopted for the purpose of the consolidated financial statements, appropriate adjustments are made in order to achieve a consistent basis of accounting. The results of subsidiaries acquired or sold are consolidated, and the Group’s share of the results of associates are included, for the periods from their effective date of acquisition or to their effective date of sale.

(c) Net sales and revenue recognition:

Net sales comprises the fair value of consideration received or receivable for the sale of goods and services supplied to customers in the ordinary course of business during the accounting period, excluding value added tax, returns and allowances for rebates and discounts and after eliminating sales within the Group. Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group, that it can be reliably measured and that the significant risks and rewards of ownership of the goods have passed to the buyer. This generally occurs at the time of delivery at which point the risks of obsolescence and loss have been transferred to the buyer. The amount of revenue is not considered to be

Smurfit Kappa Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

2 Accounting Policies—(continued)

reliably measurable until all contingencies relating to the sale have been resolved. The Group bases its estimates of returns and allowances on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

(d) Goodwill and intangible assets:

Goodwill represents the excess of the cost of shares in subsidiaries over the fair value of their net assets acquired based on Group accounting policies. It is capitalized and amortized over a period of 40 years, as the directors believe that the durability of the business can be demonstrated and the value of goodwill is capable of being continually reassessed. The carrying value of goodwill is subject to an impairment review at the end of the first full year following the year of acquisition and annually thereafter.

Other intangible assets, namely the value of the Kappa brand name, are stated at fair value and amortized over an estimated useful life of 10 years.

(e) Property, plant and equipment:

Property, plant and equipment is carried at cost less accumulated depreciation.

(f) Depreciation:

Long-lived assets, consisting primarily of property, plant and equipment, comprise a significant portion of the total assets. The annual depreciation charge depends primarily on the estimated lives of each type of asset and in certain circumstances, estimates of fair values and residual values. The Directors regularly review these asset lives and change them as necessary to reflect current thinking on remaining lives in light of technological change, prospective economic utilization and physical condition of the assets concerned. Changes in asset lives can have a significant impact on depreciation and amortization charges for the period. It is not practical to quantify the impact of changes in asset lives on an overall basis, as asset lives are individually determined and there are a significant number of asset lives in use. Details of the useful lives is included in the accounting policy. The impact of any change would vary significantly depending on the individual changes in assets and the classes of assets impacted. The depreciation rates are as follows:

Freehold and long leasehold buildings	1-5%
Fixtures and fittings	10-25%
Plant and machinery	3-33%
Motor vehicles	20-25%

(g) Timberlands:

The cost of acquiring, establishing and maintaining forestry plantations are classified as timberlands. Depletion of timberlands represents the charge to income relating to the timber extracted in the year.

(h) Financial assets:

Financial assets, are shown at cost less provisions for impairments in value. Income from financial assets, together with any related tax credit, is recognized in the Consolidated Statements of Operations in the period in which it is receivable.

Smurfit Kappa Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

2 Accounting Policies—(continued)

(i) Leasing:

Tangible fixed assets acquired under finance leases are included in the Consolidated Balance Sheets at their equivalent capital value and are depreciated over the shorter of the lease term and their useful lives. The corresponding liabilities are recorded as a creditor and the interest element of the finance lease rentals is charged to the Consolidated Statements of Operations on an annuity basis. Operating lease rentals are charged to the Consolidated Statements of Operations on a straight line basis over the lease term.

(j) Inventory valuation:

Inventory is valued at the lower of cost and net realizable value. Cost includes direct costs plus applicable factory and other overheads. Net realizable value is the actual or estimated selling price less all applicable costs incurred or likely to be incurred in the realization of the selling price. Full provision is made for all damaged, deteriorated, obsolete and unusable materials.

(k) Debt instruments:

The finance costs of debt instruments, which is the difference between the net proceeds and the total amount payable under the instrument, are accounted for over the life of the instrument at a constant rate of interest on the outstanding balance. The proceeds of debt instruments, net of issue costs, are shown as liabilities on the Consolidated Balance Sheets.

(l) Derivative instruments:

The Group uses forward currency contracts to reduce exposure to foreign exchange rates. The Group also uses interest rate swaps to adjust interest rate exposures. The Group considers its derivative instruments to qualify for hedge accounting when certain criteria are met.

Forward foreign currency contracts

The criteria for forward foreign currency contracts are:

•       the instrument must be related to a foreign currency asset or liability that is probable and whose characteristics have been identified; and

•       it must reduce the risk of foreign currency exchange movements on our operations.

The rates under such contracts are used to record the hedged item. As a result, gains and losses are offset against the foreign exchange gains and losses on the related financial assets and liabilities, or where the instrument is used to hedge a committed or probable future transaction, are deferred until the transaction occurs. Gains and losses arising on hedges of anticipated transactions are recorded in the consolidated statements of operations when such anticipated transactions are no longer likely to occur.

Interest rate swaps

The Group’s criteria for interest rate swaps are:

•       the instrument must be related to an asset or a liability; and

Smurfit Kappa Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

2 Accounting Policies—(continued)

•       it must change the character of the interest rate by converting a variable rate to a fixed rate or vice versa.

Interest differentials are recognized and included in interest payable or receivable as appropriate.

Interest rate swaps are not revalued to fair value and are not shown on the Consolidated Balance Sheets.

Currency swaps

The Group enters currency swap agreements to reduce the impact of foreign currency rate fluctuations arising from unmatched foreign currency assets and liabilities. Related foreign currency assets and liabilities are accounted for in the currency of the underlying swap agreement and translated at the closing rate.

(m) Foreign currencies:

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

The balance sheets of subsidiaries are translated using the closing rate method. The Consolidated Statements of Operations and cash flow statement are translated at average rates ruling for the relevant period. Resulting currency differences, together with those arising on hedging activities, are dealt with in reserves. The transactions of operations in hyper-inflationary economies are reported using a relatively stable currency as the functional currency. The translation gains and losses arising are recognized in the Consolidated Statements of Operations.

(n) Post retirement benefits:

The Group accounts for post retirement benefits in accordance with FRS 17—“Retirement Benefits”. FRS 17 applies to all types of benefits that an employer provides after employees have completed their service, including pensions and other post retirement benefits. The expected increase in the present value of scheme liabilities arising from employee service in the current or prior periods is charged against operating income. The expected returns on the schemes’ assets and the increase during the period in the present value of the schemes’ liabilities arising from the passage of time are included in the Consolidated Statements of Operations as “Other Financial Expense”. Differences between the expected and the actual return on plan assets, together with the effect of changes in the current or prior assumptions underlying the liabilities are recognized in the Consolidated Statements of Total Recognized Gains and Losses. Scheme assets are valued at fair value and scheme liabilities are measured using the projected unit credit method. Net scheme assets and liabilities, reduced by deferred tax amounts, are recorded on the Consolidated Balance Sheets as a pension surplus or deficit as appropriate.

Smurfit Kappa Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

2 Accounting Policies—(continued)

(o) Share-based payments

The fair value of convertible shares granted under the Group’s management equity plan is recognized as an expense with a corresponding increase in equity. The fair value is measured at grant date and spread over the period during which the awards vest. The fair value is measured using a binomial lattice model, taking into account the terms and conditions upon which the options were granted. The convertible shares issued by the Company are subject to both market-based and non-market based vesting conditions as defined in FRS 20.

Market-based conditions are included in the calculation of fair value at the date of grant. Non-market vesting conditions are not taken into account when estimating the fair value of awards as at the grant date; such conditions are taken into account through adjusting the number of equity instruments included in the measurement of the transaction amount so that, ultimately, the amount recognized equates to the number of equity instruments that actually vest. The expense in the income statement in relation to convertible shares granted represents the product of the total number of options anticipated to vest and the fair value of those shares; this amount is allocated to accounting periods on a straight-line basis over the vesting period. The cumulative charge to the Consolidated Statements of Operations is reversed only where the non-market performance condition is not met or where an employee in receipt of share options relinquishes service prior to completion of the expected vesting period. No reversal of the cumulative charge to the Consolidated Statements of Operations is made where such awards do not vest as a result of the market-based vesting conditions not being achieved.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when vested convertible shares are converted into ordinary shares. To the extent that the Group receives a tax deduction relating to the services paid in shares, deferred tax in respect of share options is provided on the basis of the difference between the market price of the underlying equity as at the date of the financial information and the exercise price of the option; as a result, the deferred tax impact of share options will not directly correlate with the expense reported in the Group’s Consolidated Statements of Operations.

The Group has no cash-settled share-based payment transactions as defined in FRS 20.

(p) Taxation and deferred taxation:

Current tax represents the expected tax payable (or recoverable) on the taxable profits for the year using tax rates enacted or substantively enacted at the balance sheet date and taking into account any adjustments arising from prior years.

Deferred tax is provided on all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Deferred tax assets are only recognized to the extent that tax losses carried forward are considered more likely than not to be recoverable against future taxable profits in the relevant entity.

Timing differences are temporary differences between profits as computed for tax purposes and profits as stated in the financial statements, which arise because certain items of income and expenditure in the financial statements are dealt with in different years for tax purposes.

Smurfit Kappa Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

2 Accounting Policies—(continued)

Deferred tax is measured at the tax rates that are expected to apply in the years in which the timing differences are expected to reverse based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax is not discounted.

(q) Research and development:

Research and development expenditure is written off as incurred.

(r) Use of estimates:

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, rarely equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are outlined below.

(i)              Estimated impairment of goodwill

The Group tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated above. The recoverable amounts of groups of cash-generating units have been determined based on value-in-use calculations. Key assumptions include management’s estimates of future profitability, replacement capital expenditure requirements, trade working capital investment needs, tax considerations and discount rates. Key assumptions in determining terminal value include earnings multiples for estimating fair value.

(ii)           Income taxes

The Group is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

(iii)        Measurement of defined benefit obligations

The Group follows guidance of FRS 17 to determine the present value of its obligations to current and past employees in respect of defined benefit pension obligations and other long term employee benefits, which are subject to similar fluctuations in value in the long term. The Group uses a network of professional actuaries co-ordinated under a world wide process to value such liabilities designed to ensure consistency in the quality of the key assumptions underlying the valuations. The critical assumptions and estimates applied are outlined in detail in Note 24.

(iv)        Provisions

The amount recognized for a provision is the best estimate of the expenditure to be incurred. Provisions are remeasured at each balance sheet date based on the best estimate of the settlement amount.

Smurfit Kappa Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

2 Accounting Policies—(continued)

Changes to the best estimate of the settlement amount may result from changes in the amount or timing of the outflows or changes in discount rates (when applicable).

(v)           Share-based payments

The determination of the fair value of awards under the management equity plan involves the use of judgements and estimates. The fair value has been estimated using a binomial lattice model in accordance with the judgemental assumptions set out in Note 27.

(vi)        Establishing lives for depreciation purposes of property, plant and equipment

Long-lived assets, consisting primarily of property, plant and equipment, comprise a significant portion of the total assets. The annual depreciation charge depends primarily on the estimated lives of each type of asset and in certain circumstances, estimates of fair values and residual values. The directors regularly review these asset lives and change them as necessary to reflect current thinking on remaining lives in light of technological change, prospective economic utilisation and physical condition of the assets concerned. Changes in asset lives can have a significant impact on depreciation and amortization charges for the period. It is not practical to quantify the impact of changes in asset lives on an overall basis, as asset lives are individually determined and there are a significant number of asset lives in use. Details of the useful lives is included in the accounting policy. The impact of any change would vary significantly depending on the individual changes in assets and the classes of assets impacted.

3 Segmental Analyses

The Group is an integrated paper and board manufacturer and converter. The Group has identified reportable segments on a geographic basis (Europe and Latin America). In Europe, the Group has two reportable segments: (1) Packaging and (2) Specialties. Latin America consists of Packaging only. The Packaging segment is highly integrated. It includes a system of mills and plants that produces a full line of containerboard that is converted into corrugated containers. The Specialties segment primarily consists of graphic board and solidboard businesses, along with paper sack and bag-in-box operations. Additionally, there are central costs which represent corporate governance costs, including executive costs, and costs of the Group’s legal, company secretarial, pension administration, tax, treasury and controlling functions and other administrative costs.

Set out below are segmental analyses of sales (by source), (loss)/income before taxes and equity minority interests, total assets, long lived assets, net operating assets, capital expenditure, depreciation, depletion and amortization expense and investments in equity method investees. Sales by destination are not materially different from sales by source. The analysis of (loss)/income includes the Group’s share of the (loss)/income before exceptional items, interest and taxes of associates. A geographical analysis of employees can be found in Note 6 and of income taxes in Note 9.

Smurfit Kappa Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

3 Segmental Analyses—(continued)

Sales—third party (external net sales)

	2006	2005	2004
	€000	€000	€000
Packaging	5,183,095	3,117,403	3,093,484
Specialties	977,395	530,629	1,009,038
Europe	6,160,490	3,648,032	4,102,522
Latin America	872,223	789,297	702,560
	€7,032,713	€4,437,329	€4,805,082

Third party sales in Ireland were: €196,469,000 for the year ended December 31, 2006; €189,244,000 for the year ended December 31, 2005 and €196,346,000 for the year ended December 31, 2004.

Sales—Group and third party

	2006	2005	2004
	€000	€000	€000
Packaging	7,614,751	4,338,640	4,255,869
Specialties	1,293,485	651,972	1,138,767
Europe	8,908,236	4,990,612	5,394,636
Latin America	1,349,544	1,221,240	1,090,229
	€10,257,780	€6,211,852	€6,484,865

Smurfit Kappa Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

3 Segmental Analyses—(continued)

(Loss)/income before taxes and equity minority interests

		Restated	Restated
	2006	2005	2004
	€000	€000	€000
Packaging	338,718	129,461	152,000
Specialties	51,212	33,154	98,256
Associates	10,192	6,420	10,064
Europe	400,122	169,035	260,320
Packaging	128,189	113,996	118,443
Associates	1,434	867	2,546
Latin America	129,623	114,863	120,989
Unallocated centre costs	(27,832)	(23,335)	(25,273)
Income before intangible amortization, interest and exceptional items	501,913	260,563	356,036
Share-based payments	(8,084)	(5,071)	(7,184)
Amortization of intangible assets	(65,533)	(29,203)	(37,925)
Group net interest	(342,952)	(238,745)	(284,674)
Loss from early extinguishment of debt	—	(104,658)	(5,697)
Share of associates’ net interest	(1,950)	(1,336)	(1,301)
(Loss)/income before exceptional items	83,394	(118,450)	19,255
Reorganization and restructuring costs	(196,563)	(25,090)	(39,430)
Impairment of property, plant and equipment	(31,299)	(45,214)	—
Impairment of advances to affiliates	(52,821)	—	—
(Loss)/income on sale of assets and businesses	(22,856)	52,587	22,173
	€(220,145)	€(136,167)	€1,998

Total assets

	2006	2005
	€000	€000
Packaging	4,226,967	5,065,437
Specialties	631,343	654,357
Europe	4,858,310	5,719,794
Latin America	733,156	774,708
Group centre	236,105	127,893
	5,827,571	6,622,395
Intangible assets	2,348,733	2,490,245
Amounts due by affiliates	211,149	263,222
	€8,387,453	€9,375,862

Smurfit Kappa Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

3 Segmental Analyses—(continued)

Long lived assets

	2006	2005
	€000	€000
Packaging	2,589,590	2,647,603
Specialties	370,519	375,213
Europe	2,960,109	3,022,816
Latin America	438,072	475,323
Group centre	775	945
	3,398,956	3,499,084
Intangible assets	2,348,733	2,490,245
	€5,747,689	€5,989,329

Long lived assets in Ireland were €81,931,000 and €82,952,000 at December 31, 2006 and 2005 respectively.

Net operating assets

	2006	2005
	€000	€000
Packaging	2,920,050	3,091,799
Specialties	457,332	479,235
Europe	3,377,382	3,571,034
Latin America	585,332	627,697
Group centre	(16,062)	(69,969)
Net operating assets	3,946,652	4,128,762
Intangible assets	2,348,733	2,490,245
Amounts due by affiliates	211,149	263,222
Unallocated net liabilities	(5,265,464)	(5,463,320)
Shareholders’ equity	€1,241,070	€1,418,909

Smurfit Kappa Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

3 Segmental Analyses—(continued)

A reconciliation of net operating assets above to shareholders’ equity is as follows:

	2006	2005
	€000	€000
Per segmental analysis of net operating assets	3,946,652	4,128,762
Intangible assets	2,348,733	2,490,245
Amounts due by affiliates	211,149	263,222
Unallocated assets	2,559,882	2,753,467
Net borrowing	(3,184,755)	(3,102,811)
Deferred debt issuance costs	113,141	132,860
Amounts due to affiliates	(1,331,106)	(1,414,925)
Corporation tax	(43,476)	(20,410)
Capital lease creditors	(18,156)	(23,549)
Provisions for liabilities and charges	(177,561)	(247,733)
Pension liabilities	(493,763)	(655,368)
Minority interests (equity interests)	(129,788)	(131,384)
Unallocated net liabilities	(5,265,464)	(5,463,320)
Shareholders’ equity	€1,241,070	€1,418,909

Total assets comprise fixed assets and current assets. Long lived assets comprise property, plant and equipment and intangible assets. Net operating assets comprise total assets less total liabilities but exclude all assets and liabilities of a financing nature.

Capital expenditure

	2006	2005	2004
	€000	€000	€000
Packaging	264,902	121,300	114,803
Specialties	28,820	28,296	54,565
Europe	293,722	149,596	169,368
Latin America	50,811	42,432	36,689
Group centre	154	406	409
	€344,687	€192,434	€206,466

Smurfit Kappa Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

3 Segmental Analyses—(continued)

Depreciation, depletion and amortization expense

	2006	2005	2004
	€000	€000	€000
Packaging	286,064	177,587	178,218
Specialties	37,193	21,907	43,375
Europe	323,257	199,494	221,593
Latin America	40,239	40,527	40,806
Group centre	144	155	218
Depreciation and depletion	363,640	240,176	262,617
Amortization of intangible assets(1)	65,533	29,203	37,925
	€429,173	€269,379	€300,542

(1)          2006 excludes goodwill written off of €9,643,000 in relation to businesses disposed  (2005:  €128,422,000; 2004:  €2,586,000). These have been included within income on sale of assets and operations (Note 5).

Investments in equity method investees

	2006	2005
	€000	€000
Europe	62,147	62,264
Latin America	12,696	14,049
	€74,843	€76,313

4 Net Operating Expenses

		Restated	Restated
	2006	2005	2004
	€000	€000	€000
Distribution costs	597,284	366,515	349,047
Administrative expenses	946,871	618,860	671,488
Other operating income	(1,972)	(3,012)	(2,786)
	€1,542,183	€982,363	€1,017,749

5 Exceptional Items

	2006	2005	2004
	€000	€000	€000
Reorganization and restructuring costs	(196,563)	(25,090)	(39,430)
(Loss)/income on sale of assets and operations	(22,856)	13,458	22,173
Income on sale of assets and operations—discontinued operations	—	39,129	—
Impairment of property, plant and equipment	(31,299)	(45,214)	—
Impairment of advances to affiliates	(52,821)	—	—
	€(303,539)	€(17,717)	€(17,257)

Smurfit Kappa Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

5 Exceptional Items—(continued)

During 2006, following the completion of the merger with Kappa Packaging in December 2005, the Group undertook a significant restructuring program with the objective of fully integrating the combined operations of the Jefferson Smurfit Group and Kappa Packaging in order to achieve planned synergy benefits. This program involves the restructuring of our European paper mills and converting plants and rationalization of our head office function. The restructuring expense of €174.0 million reflects the substantial progress made in relation to the program during 2006 and is comprised of redundancy payments and other closure costs.

The paper mill rationalization program has resulted in the closure of six high-cost containerboard mills; four in France, one in Germany and one in Sweden. In addition, the Group completed the closure of the coated paper operations at the Townsend Hook mill in the UK. The Group’s corrugated converting plants in Europe were restructured to optimize the enlarged system and make it more efficient. The program resulted in the closure of five plants; two in France, two in the UK and one in Germany. Other costs arose across the operations with provision being made for certain closures which are planned for the first half of 2007. Within the Specialties operations, the Group completed the closure of a solid board machine in the Netherlands and the closure of the Group’s paper sack plant in the UK.

As a result of the restructuring program significant synergies have been achieved throughout the Group, including paper mill rationalization, machine specialization, paper logistics and integration, corrugated system optimization, purchasing savings and central and administrative overhead reductions.

The Group was subject to a long running court action in relation to the ownership of its corrugated container plant in the Dominican Republic. Following the completion of court proceedings in 2006, the Group incurred settlement costs of €22.6 million. The settlement includes the transfer of title to certain assets and payment of cash consideration in three tranches in January 2007, 2008 and 2009. The Group has retained ownership of the plant and equipment and the goodwill of the business. This cost is included within the reorganization, restructuring and exceptional costs of €196.6 million.

An impairment charge of €9.2 million is reflected in the Specialties segment and resulted from the restructuring of certain operations in the Netherlands and the resulting impact on recoverable amounts of underlying property, plant and equipment. An impairment charge amounting to €22.1 million was also recognized in relation to a number of entities predominantly located in the Eurozone, which results primarily from the restructuring program.

During 2006, the Group completed the disposal of eight facilities as required under the European Union (‘‘EU’’) approval of the merger with Kappa Packaging (Kappa) comprising two graphic board mills in the Netherlands; one solid board mill and converting operation in the Netherlands; two corrugated facilities in Sweden; two corrugated facilities in Denmark; and one partition facility in Scotland. Total consideration for the eight facilities was approximately €40 million, the net proceeds arising from which was applied to debt reduction. Losses arising on these disposals, net of other less significant gains and losses, gave rise to the overall loss of €22.9 million above.

In 2005, the Group recorded costs of €25.1 million representing reorganization and restructuring costs mainly in the European Packaging division. This figure includes redundancy, closure and reorganization costs. The main closure costs relate to our Clonskeagh Mill in Ireland, which was permanently closed in the first quarter of 2005, and to our Gravelines corrugated plant and Cevennes corrugated plant in France, for which closures were announced in the final quarter of 2005. The related tax relief of €5.4 million is included in Taxes on income.

Smurfit Kappa Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

5 Exceptional Items—(continued)

The Group has also reported costs of €45.2 million representing provisions for impairment of property, plant and equipment primarily in the European Packaging segment. In measuring the value in use of the related assets a discount rate of 7.6% was applied to future cash flows.

The Group has reported a net gain of €52.6 million in respect of the sale of assets and operations. The main profit was in relation to the sale of Munksjö in the first quarter of 2005, partially offset by a loss on the sale of our Tissues operation in the second quarter of 2005, in addition to the profit on the sale of The K Club in the second quarter of 2005.

In 2004, the Group recorded costs of €39.4 million representing reorganization and restructuring costs mainly in the European Packaging division. This figure included redundancy, closure and reorganization costs. The main closure costs related to our Cordoba mill in Spain, which was permanently closed in the third quarter of 2004, and to our Tamworth corrugated plant and Witham cartons plant in the United Kingdom, for which closures were announced in the final quarter of 2004. The related tax relief of €4.0 million was included in Taxes on income.

The Group reported a gain of €22.2 million, in respect of the sale of the Botanic Road property in Dublin, the sale of surplus property in Italy and Spain and the disposal of our investment in Cartonnerie de Valois. The related tax charge of €1.9 million was included in Taxes on income.

6 Employees and Remuneration

The average number of persons employed by the Group by geographical area in the financial year was:

	2006	2005	2004
Europe	33,480	21,384	22,931
Latin America	8,779	7,828	7,440
	42,259	29,212	30,371

		Restated	Restated
	2006	2005	2004
	€000	€000	€000
The staff costs comprise:
Wages and salaries	1,320,904	859,131	890,748
Social welfare	263,922	188,543	194,858
Pensions	89,945	66,204	71,623
Share-based payments	8,084	5,071	7,184
	€1,682,855	€1,118,949	€1,164,413

Smurfit Kappa Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

7 Interest Expense

	2006	2005	2004
	€000	€000	€000
Interest payable and similar charges:
On bank loans and overdrafts
—repayable within 5 years, by installment	75,836	41,857	25,123
—repayable within 5 years, other than by installment	13,712	17,277	2,965
	89,548	59,134	28,088
Payable to affiliates	122,971	125,204	137,730
On all other loans	143,658	65,137	127,191
	€356,177	€249,475	€293,009

In addition to the above table, the 2005 loss of €105 million from the early extinguishment of debt arose mainly as a result of our refinancing and debt reduction activities during 2005. The early pay down of the original PIK debt, following the February 2005 refinancing, resulted in the write-off of €14 million in debt issue and other costs as well as cash costs of €53 million, primarily the cash premium paid for early redemption. In addition, the Group wrote off debt issue costs of €10 million in respect of the debt repaid with the Munksjö proceeds. The Group wrote off a further €4 million in respect of the debt repaid with The K Club proceeds and €24 million as a result of the early pay down of some debt in the former JSG as part of the financing of the merger with Kappa.

8 (Loss)/income Before Taxes

	2006	2005	2004
	€000	€000	€000
(Loss)/income before taxes is stated after charging/(crediting):
Depreciation, depletion and amortization expense	429,173	269,379	300,542
Auditors’ remuneration (including expenses)	6,910	4,388	4,059
Operating lease rentals plant and machinery	35,822	12,456	13,042
Operating lease rentals other	974	9,672	9,171
(Gain)/loss on foreign currency borrowing less deposits	(421)	1,174	(376)
Research and development costs	2,160	4,292	4,924
Government grants	(1,972)	(3,012)	(2,786)

Directors’ emoluments, including pension contributions amounted to €9,727,000 (2005: €7,757,000;  2004: €10,005,000).

Smurfit Kappa Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

8 (Loss)/income Before Taxes—(continued)

The following amounts relating to acquisitions and discontinued operations are included in arriving at Cost of Sales and Net Operating Expenses in the Consolidated Statements of Operations.

	2006	2005	2004
	€000	€000	€000
Cost of sales:
Acquired operations	—	158,358	—
Discontinued operations	—	22,737	398,061
Net operating expenses:
Acquired operations	—	45,452	—
Discontinued operations	—	4,311	72,822

9 Taxes on income

	2006	2005	2004
	€000	€000	€000
Current Taxation
Europe	14,543	18,801	(7,219)
United States and Canada	86	(5,378)	—
Latin America	25,708	25,556	26,975
	40,337	38,979	19,756
Deferred Taxation-originating timing differences
Europe	5,489	(13,924)	3,354
United States and Canada	—	—	8
Latin America	(11,836)	(5,406)	1,257
	(6,347)	(19,330)	4,619
Taxes on income
Holding Company and subsidiaries	33,990	19,649	24,375
Share of associates	3,317	1,912	2,598
	€37,307	€21,561	€26,973
Deferred taxation arises as follows:
Capital allowances	(11,753)	788	3,873
Other	5,406	(20,118)	746
	€(6,347)	€(19,330)	€4,619

Current taxation represents corporation tax or its equivalent on the taxable income in each jurisdiction and unrelieved overseas tax on dividends. In 2006, unrelieved overseas tax on dividends amounted to €532,000 (2005: €559,000; 2004: €486,000). In 2006, the amount of current taxation relating to Ireland was €4,025,000 (2005: €1,593,000; 2004: nil). In 2006, the amount of deferred taxation relating to Ireland was a credit of €3,697,000 (2005: a credit of €1,658,000; 2004: a credit of €3,630,000).

The deferred taxation credit of €6,347,000 for 2006 includes a credit of €25,769,000 (2005:a charge of €2,172,000; 2004: a charge of €635,000) in respect of pensions. The balance of €19,422,000 (2005: €21,502,000; 2004: €3,984,000) is shown as a movement in the liability for Deferred Income Taxes.

Smurfit Kappa Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

9 Taxes on income—(continued)

The Group has availed of a reduced taxation rate of 10%, which applies to certain manufacturing and financial service operations in Ireland. This reduced rate expired at the end of 2005 for financial service operations and is due to expire for manufacturing operations at the end of 2010.

(Loss)/income before tax is analyzed as follows:

		Restated	Restated
	2006	2005	2004
	€000	€000	€000
Ireland	23,930	(96,803)	(30,078)
Foreign	115,321	1,605	75,948
Associates	9,676	5,951	11,310
Unallocated amortization of intangible assets	(65,533)	(29,203)	(37,925)
Exceptional items (Note 5)	(303,539)	(17,717)	(17,257)
	€(220,145)	€(136,167)	€1,998

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

The following table relates the applicable Republic of Ireland statutory tax rate to the effective tax rate of the Group, obtained by computing the tax charge as a percentage of income before taxes and minority shareholders’ interest:

		Restated	Restated
	2006	2005	2004
	%	%	%
Corporation tax at Irish statutory rate	12.5	12.5	12.5
Adjusted for:
Income subject to a higher rate of tax than Irish statutory rate	(23.1)	(21.7)	2,737.1
Expenditure not deductible for tax purposes	(16.5)	7.4	769.0
Tax losses (utilized)/unutilized	0.9	(3.8)	433.4
Adjustments to tax charge in respect of previous periods	(1.1)	(7.6)	(2,076.7)
Income/(loss) arising not subject to tax	4.5	(2.6)	(525.3)
Previously unrecognized deferred tax assets now recognized	5.9	—	—
	(16.9)	(15.8)	1,350.0

Smurfit Kappa Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

10 Net Borrowing

	2006	2005
	€000	€000
Cash at bank and in hand	370,121	247,727
Restricted cash	—	755,575
Total borrowing (Note 19)	3,554,876	4,106,113
	€3,184,755	€3,102,811

11 Accounts Receivable and Prepayments

	2006	2005
	€000	€000
Amounts falling due within one year:
Trade receivables	1,247,808	1,228,689
Less: Provision for bad and doubtful debts	42,268	45,831
	1,205,540	1,182,858
Amounts owed by associates	4,076	8,089
Other receivables	89,046	79,763
Prepayments and accrued income	33,280	28,748
	1,331,942	1,299,458
Amounts falling due after more than one year:
Other receivables	12,678	15,270
	€1,344,620	€1,314,728

12 Inventories

	2006	2005
	€000	€000
Raw materials	174,961	186,625
Work in progress	33,416	38,911
Finished goods	279,952	297,029
Consumables and spare parts	138,043	140,566
	€626,372	€663,131

13 Investments

	2006	2005
	€000	€000
Associates (Note 13 (i))	74,843	76,313
Other investments (Note 13 (ii))	7,659	11,433
	€82,502	€87,746

Smurfit Kappa Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

13 Investments—(continued)

13 (i): Associates

	Share of
	net assets	Loans	Total
	€000	€000	€000
December 31, 2003	68,973	312	69,285
Additions	441	—	441
Retained earnings	3,944	—	3,944
Sales	(124)	—	(124)
Reclassification	(414)	—	(414)
Currency adjustment	(837)	—	(837)
December 31, 2004	71,983	312	72,295
Additions	305	—	305
Acquisitions	2,643	—	2,643
Retained earnings	2,169	—	2,169
Sales	(873)	—	(873)
Reclassification	(1,899)	(145)	(2,044)
Currency adjustment	1,814	4	1,818
December 31, 2005	76,142	171	76,313
Additions	130	—	130
Retained earnings	1,897	—	1,897
Sales	(1,728)	—	(1,728)
Write off to statement of operations	(481)	—	(481)
Reclassification	(113)	—	(113)
Currency adjustment	(1,178)	3	(1,175)
December 31, 2006	€74,669	€174	€74,843

The Group has one remaining significant associate—Duropack AG in Austria, of which the Group owns 40%

Smurfit Kappa Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

13 Investments—(continued)

13 (ii):  Other Investments

	Listed*	Unlisted
	Cost	Cost	Total
	€000	€000	€000
December 31, 2003	6,573	4,784	11,357
Additions	231	541	772
Transfers	—	(14)	(14)
Reclassification	—	(1,426)	(1,426)
Sales	(509)	(465)	(974)
Currency adjustment	8	(123)	(115)
December 31, 2004	6,303	3,297	9,600
Additions	75	12	87
Acquisitions	—	890	890
Reclassification	—	921	921
Sales	(17)	(219)	(236)
Write off to statement of operations	—	(56)	(56)
Currency adjustment	—	227	227
December 31, 2005	6,361	5,072	11,433
Additions	—	1,500	1,500
Reclassification	—	(4,755)	(4,755)
Retirements	(530)	(380)	(910)
Write off to statement of operations	(66)	602	536
Currency adjustment	—	(145)	(145)
December 31, 2006	€5,765	€1,894	€7,659

*                    Listed on a recognized stock exchange

Other investments are stated at cost. The market value of the listed investments at December 31, 2006 was €5,787,000  (2005: €6,371,000; 2004: €6,304,000)

Smurfit Kappa Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

14 Property, Plant and Equipment

	Land & Buildings		Plant and
	Freehold	Leasehold	Equipment	Total
	€000	€000	€000	€000
Cost or valuation
December 31, 2003	1,018,681	38,153	2,912,874	3,969,708
Fair value adjustment	—	—	1,195	1,195
Reclassification	8,849	(8,305)	(17,952)	(17,408)
Additions	27,076	2,950	167,634	197,660
Retirements	(10,567)	(2,726)	(66,863)	(80,156)
Currency adjustment	(14,254)	158	(44,416)	(58,512)
December 31, 2004	1,029,785	30,230	2,952,472	4,012,487
Fair value adjustment	40,438	—	(17,449)	22,989
Reclassification	21,567	(2,659)	(42,064)	(23,156)
Acquisitions	525,146	—	1,031,986	1,557,132
Additions	7,964	2,315	173,314	183,593
Businesses sold	(185,169)	(5,457)	(301,857)	(492,483)
Retirements	(30,506)	—	(146,029)	(176,535)
Currency adjustment	29,750	(288)	36,479	65,941
December 31, 2005	1,438,975	24,141	3,686,852	5,149,968
Fair value adjustment	13,638	—	16,455	30,093
Reclassification	23,126	2,071	85,881	111,078
Additions	6,398	233	326,882	333,513
Businesses sold	(18,031)	—	(88,164)	(106,195)
Retirements	(22,550)	(205)	(123,458)	(146,213)
Currency adjustment	(18,907)	488	(54,510)	(72,929)
December 31, 2006	1,422,649	26,728	3,849,938	5,299,315
Depreciation
December 31, 2003	151,863	8,884	1,423,525	1,584,272
Reclassification	(4,787)	(2,621)	(6,473)	(13,881)
Charged	27,895	1,141	227,503	256,539
Retirements	(1,882)	(713)	(64,287)	(66,882)
Currency adjustment	(3,487)	141	(29,731)	(33,077)
December 31, 2004	169,602	6,832	1,550,537	1,726,971
Impairment provision	2,256	—	42,958	45,214
Reclassification	525	(1,027)	(18,930)	(19,432)
Charged	31,596	1,428	201,622	234,646
Businesses sold	(17,020)	—	(121,533)	(138,553)
Retirements	(11,354)	—	(128,297)	(139,651)
Currency adjustment	(48)	(306)	2,476	2,122
December 31, 2005	175,557	6,927	1,528,833	1,711,317
Impairment provision	10,147	—	21,152	31,299
Reclassification	17,398	(160)	91,861	109,099
Charged	48,592	1,020	308,274	357,886
Businesses sold	(8,247)	—	(63,095)	(71,342)
Retirements	(11,703)	(37)	(114,354)	(126,094)
Currency adjustment	(6,348)	355	(46,701)	(52,694)
December 31, 2006	225,396	8,105	1,725,970	1,959,471
Net book amount December 31, 2006	€1,197,253	€18,623	€2,123,968	€3,339,844
Net book amount December 31, 2005	€1,263,418	€17,214	€2,158,019	€3,438,651
Net book amount December 31, 2004	€860,183	€23,398	€1,401,935	€2,285,516

Smurfit Kappa Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

14 Property, Plant and Equipment—(continued)

Timberland
€000
December 31, 2003	50,510
Additions	8,806
Depletion	(6,078)
Currency adjustment	(3,896)
December 31, 2004	49,342
Additions	8,841
Disposals	(12)
Depletion	(5,530)
Currency adjustment	7,792
December 31, 2005	60,433
Additions	11,174
Reclassification	(172)
Depletion	(5,754)
Currency adjustment	(6,569)
December 31, 2006	59,112
Net book amount December 31, 2006	€3,398,956
Net book amount December 31, 2005	€3,499,084
Net book amount December 31, 2004	€2,334,858

Land and Buildings

Included in tangible assets is an amount for land of €383,477,000 (2005: €410,140,000; 2004: €282,021,000).

Capitalized leased property, plant and equipment

Included in the net book amount of tangible assets is an amount for capitalized leased assets of €35,053,000 (2005: €42,704,000; 2004: €50,355,000). The depreciation charge for capitalized leased assets for 2006 was €8,520,000 (2005: €6,832,000; 2004:  €10,139,000) and the related finance charges amounted to €1,009,000 (2005: €1,138,000; 2004: €1,962,000).

Smurfit Kappa Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

15 Intangible Assets

	Goodwill	Other Intangible Assets	Total Intangible Assets
	€000	€000	€000
December 31, 2003	1,455,119	—	1,455,119
Acquisitions	2,731	—	2,731
Disposals	(2,586)	—	(2,586)
Fair value adjustments	40,457	—	40,457
Amortization	(37,925)	—	(37,925)
Currency adjustment	(2,680)	—	(2,680)
December 31, 2004	1,455,116	—	1,455,116
Acquisitions	1,185,705	35,000	1,220,705
Disposals	(128,422)	—	(128,422)
Reclassification	(31,247)	—	(31,247)
Amortization	(28,914)	(289)	(29,203)
Currency adjustment	3,296	—	3,296
December 31, 2005	2,455,534	34,711	2,490,245
Disposals	(9,643)	—	(9,643)
Fair value adjustments	(71,311)	—	(71,311)
Amortization	(62,033)	(3,500)	(65,533)
Reclassification	2,780	—	2,780
Currency adjustment	2,195	—	2,195
December 31, 2006	€2,317,522	€31,211	€2,348,733

Accumulated amortization at December 31, 2006 and 2005 was €159,184,000 and €94,588,000 respectively. The expected amortization for other intangible assets is expected to be €3,500,000 for each of the next 5 years.

16 Accounts Payable and Accrued Liabilities

	2006	2005
	€000	€000
Trade payables	906,673	905,697
Amounts owed to associates—trading balances	938	3,289
Taxation creditors (Note 17)	89,483	72,859
Deferred acquisition consideration	140	33,713
Social welfare	49,821	51,574
Accruals	348,904	323,315
Capital payables	84,206	50,261
Other payables	60,240	55,573
Capitalized lease obligations	4,578	4,132
	€1,544,983	€1,500,413

Smurfit Kappa Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

17 Taxation Creditors

	2006	2005
	€000	€000
Current taxation	43,476	20,410
Payroll taxes	41,053	41,020
VAT and other sales taxes	4,954	11,429
	€89,483	€72,859

18 Long Term Debt and Other Long Term Liabilities

	2006	2005
	€000	€000
Borrowing—due after more than one year (Note 19)	3,355,340	3,277,983
Deferred debt issuance costs	(113,141)	(132,860)
Capitalized lease obligations	13,578	19,417
	€3,255,777	€3,164,540

19 Borrowing

	2006	2005
	€’000	€’000
Senior credit facility:
Revolving credit facility(1)—interest at relevant interbank rate + 2.25%	4,476	9,210
Restructuring facility(2—interest at relevant interbank rate + 2.25% until conversion to term loan	103,200	—
Tranche A Term loan(3a)—interest at relevant interbank rate + 2.25%	452,031	475,856
Tranche B Term loan(3b)—interest at relevant interbank rate + 2.50% euro& 2.375% US$(3d)	1,188,558	1,165,518
Tranche C Term loan(3c)—interest at relevant interbank rate + 3.00% euro& 2.875% US$(3d)	1,188,558	1,165,518
Yankee bonds (including accrued interest)(4)	253,903	251,497
Kappa bonds(5)	—	755,575
Bank loans and overdrafts/(cash)(6)	(216,249)	(930,577)
2011 Receivables securitization floating rate notes (including accrued interest)(7)	210,278	210,214
Net debt	3,184,755	3,102,811
Capitalized leases	18,156	23,549
Net debt including leases	€3,202,911	€3,126,360

(1)          Revolving credit facility of €600 million (available under the senior credit facility) to be repaid in full in 2012. Includes amounts drawn down under ancillary facilities and amounts drawn under facilities covered by letters of credit.

(2)          Restructuring credit facility of €275 million, which converts to Term A, B and C loans on December 1, 2008.

(3a)    Term loan A due to be repaid in certain installments up to 2012.

Smurfit Kappa Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

19 Borrowing—(continued)

(3b)   Term loan B due to be repaid in full in 2013.

(3c)    Term loan C due to be repaid in full in 2014.

(3d)   Margins on Tranches B & C reduced by 0.25% on euro term loans and by 0.375% on US Dollar loans in February 2006.

(4)          7.5% senior debentures due 2025 of $292.3 million (6.75% senior notes due 2005 of $234 million were repaid in November 2005).

(5)          Various Kappa bonds repaid on January 3, 2006.

(6)          Cash at December 31, 2005 includes €756 million placed as defeasance deposit with Kappa Bond Trustee.

(7)          Receivables securitization floating rate notes mature September 2011.

	2006			2005
	Bank	Bank
	Loans and	Other		Loans and	Other
	Overdrafts	Borrowing	Total	Overdrafts	Borrowing	Total
	€000	€000	€000	€000	€000	€000
Analysis by year of repayment
Bank loans, overdrafts and other borrowing	195,940	3,596	199,536	67,609	4,946	72,555
Kappa bonds outstanding	—	—	—	—	755,575	755,575
Within one year	195,940	3,596	199,536	67,609	760,521	828,130
Between 1 and 2 years	62,507	2,093	64,600	79,819	6,254	86,073
Between 2 and 3 years	67,929	5,988	73,917	56,270	2,172	58,442
Between 3 and 4 years	83,447	1,956	85,403	65,669	1,972	67,641
Between 4 and 5 years	102,412	212,267	314,679	67,397	1,761	69,158
Thereafter
By installment	121,340	4,559	125,899	218,874	2,928	221,802
Other than by installment	2,468,656	222,186	2,690,842	2,316,851	458,016	2,774,867
Due after more than one year	2,906,291	449,049	3,355,340	2,804,880	473,103	3,277,983
Total borrowing	€3,102,231	€452,645	€3,554,876	€2,872,489	€1,233,624	€4,106,113

Smurfit Kappa Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

19 Borrowing—(continued)

	2006		2005
	Within	After	Within	After
	One Year	One Year	One Year	One Year
	€000	€000	€000	€000
Analysis of borrowing
Secured bank loans and overdrafts:
Overseas loans	50,873	777,233	14,074	804,382
Domestic loans	57,000	2,124,869	12,150	1,996,648
	107,873	2,902,102	26,224	2,801,030
Unsecured bank loans and overdrafts:
Overseas loans	57,873	4,189	30,974	3,850
Domestic loans	30,194	—	10,411	—
	88,067	4,189	41,385	3,850
Total bank loans and overdrafts	195,940	2,906,291	67,609	2,804,880
Secured other loans	93	436,361	384	455,581
Unsecured other loans	3,503	12,688	4,562	17,522
Kappa bonds outstanding	—	—	755,575	—
Total other loans	3,596	449,049	760,521	473,103
Total borrowing	€199,536	€3,355,340	€828,130	€3,277,983

Security comprises fixed and floating charges over the assets of certain subsidiaries and pledges over the Group’s shareholding in certain of its subsidiaries. The gross amount of receivables collateralizing the receivables securitization at December 31, 2006 was €260 million (2005: €262 million). At December 31, 2006 cash of €10.3 million (2005: €14.1 million) was in securitization bank accounts which was not available for transfer to other group subsidiaries.

Included in secured other loans are the following long term obligations:

‘000
Guaranteed Debentures 7.50% due 2025	$292,300
Receivables securitization floating rate notes due 2011	€210,000
Senior credit facility due between 2012 and 2014	€2,900,000

Committed facilities amounted to €4,221 million (2005: €4,205 million) of which €3,464 million
(2005: €3,284 million) were utilized at December 31, 2006. The weighted average period until maturity of undrawn committed facilities is 5.0 years (2005: 5.3 years).

Smurfit Kappa Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

19 Borrowing—(continued)

Maturity of Undrawn Committed Facilities

	2006	2005
	€000	€000
Within 1 year	262	55,546
Between 1 and 2 years	171,797	—
More than 2 years	584,979	865,790
	€757,038	€921,336

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

(a) Interest rate risk management

The Group manages interest rate exposure to achieve an appropriate balance of fixed and variable rate funding. To achieve this objective, the Group enters into interest rate swaps, options and forward rate agreements. Interest rate swap agreements are used to change the interest receivable or payable on the Group’s underlying cash and borrowing from variable to fixed rates or from fixed to variable rates. At the year end, 57% (2005: 60%) of the Group’s borrowing was at fixed rates after taking account of interest rate swaps. As at December 31, 2006, the Group had variable rate debt (adjusted to include fixed rate instruments which reprice within one year) of approximately €1.5 billion (2005: €1.3 billion). Holding all other variables constant, including levels of indebtedness, a one percentage point increase in interest rates would have had an estimated impact on pre-tax interest expense of approximately €15 million. The weighted average interest rate on borrowing outstanding at the year end was 6.04% (2005: 6.00%). The weighted average interest rate on short term borrowing was 7.18% (2005: 5.48%).

Smurfit Kappa Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

19 Borrowing—(continued)

Outstanding interest rate swap agreements at December 31, 2006 are summarized as follows:

Currency	Notional Principal (Millions)	Termination Dates	% Fixed Payable	% Variable Receivable
EUR	346	2007	3.455 - 3.67	Euribor	(1)
EUR	480	2008	3.36 - 3.489	Euribor
EUR	1,300	2010	3.035 - 3.79	Euribor

(1)          European Interbank Offered Rate

Outstanding interest rate swap agreements at December 31, 2005 are summarized as follows:

Currency	Notional Principal (Millions)	Termination Dates	% Fixed Payable	% Variable Receivable
EUR	175	2006	3.4775 - 3.67	Euribor
EUR	425	2007	3.455 - 3.67	Euribor
EUR	480	2008	3.165 - 3.615	Euribor
EUR	1,100	2009	3.035 - 3.62	Euribor

(b) Foreign exchange risk management

The Group manages its balance sheet having regard to the currency exposures arising from its assets being denominated in a wide range of currencies. To this end, where foreign currency assets are funded by local borrowing, such borrowing is generally sourced in the currency of the related assets. The Group also hedges a portion of its currency exposure through the use of currency swaps and forward contracts. At December 31, 2006 the Group had entered into €106 million (2005: €278 million) currency equivalent of forward contracts and there were no options contracts outstanding (2005: €Nil) in respect of its day to day trading.

Outstanding currency swap agreements at December 31, 2006 are summarized as follows:

Currency swapped (Millions)	Currency received (Millions)	Maturity date	Interest rate paid	Interest rate received
USD 176	EUR 172	2007	Euribor + 3.32	Libor (1) + 3.00
USD 222	EUR 190	2007	Euribor + 2.59	7.50
USD 70	SEK 574	2007	Euribor + 2.60	7.50
USD 200	EUR 153	2010	6.61	7.75
USD 204	EUR 183	2012	9.98	9.65
USD 545	EUR 414	2007	Euribor + 0.04	Libor

Smurfit Kappa Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

19 Borrowing—(continued)

Outstanding currency swap agreements at December 31, 2005 are summarised as follows:

Currency swapped (Millions)	Currency received (Millions)	Maturity date	Interest rate paid	Interest rate received
USD 176	EUR 172	2007	Euribor + 3.32	Libor(1) + 3.00
USD 222	EUR 190	2007	Euribor + 2.59	7.50
USD 70	SEK 574	2007	Stibor (2) + 2.60	7.50
USD 200	EUR 153	2010	6.61	7.75
USD 204	EUR 183	2012	9.98	9.65

(1)          London Interbank Offered Rate

(2)          Stockholm Interbank Offered Rate

At December 31, 2006 the Group had also entered into currency swaps of €317 million equivalent
(2005: €374 million) as part of its short term liquidity management.

Excluding the Group’s Latin American operations, there were no significant transactional currency exposures at December 31, 2006, that gave rise to net currency gains and losses recognized in the statement of operations. Such exposures comprise the monetary assets and liabilities of the Group that are not denominated in the operating (or ‘functional’) currency of the operating unit involved. As at December 31, 2006, transactional currency exposures in the Group’s Latin American operations amounted to €18 million (2005: €35 million).

(c) Fair value of financial instruments

The carrying amounts and estimated fair values of the material financial instruments of the Group are as follows:

	2006		2005
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
	€000	€000	€000	€000
Assets
Cash, short term deposits and liquid investments	370,121	370,121	247,727	247,727
Restricted cash	—	—	755,575	755,575
Accounts receivable and prepayments	1,331,942	1,331,942	1,299,458	1,299,458
Liabilities
Short term debt	199,536	199,536	72,555	72,555
Kappa bonds outstanding	—	—	755,575	755,575
Accounts payable and accrued liabilities	1,544,983	1,544,983	1,500,413	1,500,413
Medium and long term debt	3,355,340	3,344,243	3,277,983	3,218,241
Derivative financial instruments
Interest rate swap agreements		2,545		(45,800)
Currency swap agreements		(98,650)		(21,895)
Foreign exchange contracts		151		1,063
Energy/pulp hedging contracts		(3,424)		990

Smurfit Kappa Acquisitions and Subsidiary Companies
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

Currency swap agreements and foreign exchange contracts:

The fair value of these instruments is based on the estimated replacement cost of equivalent instruments at the balance sheet date. The fair value of currency swaps are included in the carrying amount of Short term debt and Medium and long term debt.

(d) Credit risk

Potential concentrations of credit risk to the Group consist principally of cash deposits, short term investments and trade debtors. The Group only deposits cash surpluses with quality credit rated banks and institutions that meet certain criteria and by policy limits the amount of credit exposure to any one bank or institution. Trade debtors comprise a large, widespread customer base. The Group mitigates the risk that counterparties to derivatives will fail to perform by contracting with major financial institutions having high credit ratings and considers the likelihood of counterparty failure to be remote. At December 31, 2006 the Group did not consider there to be any significant concentration of credit risk.

Smurfit Kappa Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

20 Provision for Liabilities and Charges

	Deferred
	Income	Other
	Taxes	Provisions	Total
	€000	€000	€000
December 31, 2003	176,826	58,126	234,952
Charge/(credit) to statement of operations(1)	3,984	(42)	3,942
Paid in year	—	(9,769)	(9,769)
Acquisitions	1	—	1
Fair value adjustments	(7,134)	—	(7,134)
Reclassification	4,406	(2,592)	1,814
Currency adjustment	(1,647)	(756)	(2,403)
December 31, 2004	176,436	44,967	221,403
(Credit)/charge to statement of operations(1)	(21,502)	14,084	(7,418)
Paid in year	—	(5,512)	(5,512)
Acquisitions	65,729	2,392	68,121
Subsidiaries disposed	(26,269)	—	(26,269)
Reclassification	(1,877)	(5,924)	(7,801)
Currency adjustment	3,674	1,535	5,209
December 31, 2005	196,191	51,542	247,733
Charge to statement of operations(1)	19,422	14,445	33,867
Fair value adjustments	(76,462)	—	(76,462)
Paid in year	—	(4,535)	(4,535)
Subsidiaries disposed	(4,889)	—	(4,889)
Reclassification	(23,753)	6,389	(17,364)
Currency adjustment	395	(1,184)	(789)
December 31, 2006	€110,904	€66,657	€177,561
Amounts included in current liabilities at December 31, 2006		€132,591	€132,591

	2006	2005	2004
	€000	€000	€000
Deferred taxation arises as follows:
Accelerated capital allowances	294,202	260,686	158,246
Other timing differences	(183,298)	(64,495)	18,190
	€110,904	€196,191	€176,436

(1)          The 2006 deferred tax charge to income of €19,422,000 (2005: credit of €21,502,000; 2004: €3,984,000) excludes the deferred tax credit relating to pensions of €25,769,000 (2005: €2,172,000; 2004: €635,000). The 2006 deferred tax charge to income in Note 9 ‘Taxes on income’ includes this amount.

At December 31, 2006, we had net operating loss carryforwards of €1,187 million (2005: €1,057 million), which were available indefinitely. These loss carryforwards have a tax value of €357 million (2005: €294 million). Valuation allowances of €173 million (2005: €167 million) have been established for a portion of these deferred tax assets. The realization of these deferred tax assets is dependent on future taxable income. Based upon recent levels of taxable income, we expect that our deferred tax assets, net of valuation allowances, will be fully utilized.

Smurfit Kappa Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

20 Provision for Liabilities and Charges—(continued)

Deferred tax assets have not been recognised on tax losses of €173 million, on pension/employee benefits of €17 million, on trade and other payables of €6 million and on debtors of €1 million. No deferred tax asset has been recognized in respect of these amounts on the grounds that there is insufficient evidence that the assets will be recoverable. In the event that sufficient profits will be generated in the relevant jurisdictions in the future, these assets may be recovered.

Other provisions of €199 million include amounts in respect of restructuring (€74 million), environmental (€10 million), legal (€33 million) and other (€82 million).

Restructuring

These provisions relate to commitments relating to restructuring programs throughout the Group. During 2006, following the completion of the merger with Kappa Packaging in December 2005, the Group undertook a significant program of restructuring with the objective of fully integrating the combined operations of the Jefferson Smurfit Group and Kappa Packaging in order to achieve planned synergy benefits. This program was substantially completed in 2006. The Group expects that the majority of these provisions will be utilized during 2007. In 2005, in response to weak market conditions, the Group announced the closure or restructuring of a number of operations in our European packaging business. At January 1, 2006, the balance of the restructuring provisions amounted to €28 million. These provisions were increased by €117 million in 2006 due to the significant program of restructuring in the current year. At December 31, 2006, the remaining balance of the restructuring provision amounted to €74 million.

Environmental

Provisions for environmental costs mainly relate to the reinstatement of landfill sites and other remediation and improvement costs incurred in compliance with either local or national environmental regulations together with constructive obligations stemming from established practice. The timing of settlement of these provisions is not certain particularly where provisions are based on past practice.

Legal

This represents provisions for certain legal claims brought against the Group by various parties in the ordinary course of business. Provisions are expensed in the income statement within administrative expenses. The most significant provision amounts to €22.6 million at December 31, 2006 and relates to the outstanding element of the settlement of litigation in the Dominican Republic. This litigation arose from the acquisition in 1996 of a controlling interest in a local corrugator owned by lndustria Cartonera Dominicana. This matter was settled on December 13, 2006 and the outstanding amount is payable between January 2007 and January 2009. Other legal provisions are uncertain as to timing and amount as they are the subject of ongoing cases.

Other

Other comprises a number of provisions including; liabilities arising from onerous contracts, mainly relating to property leases amounting to €20.1 million; deferred employee profit sharing provisions in certain of the countries in which we operate amounting to €14.3 million; and numerous other items which are not individually significant and are not readily grouped together. The property leases generally have lives ranging from five to ten years.

Smurfit Kappa Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

21 Contingent Liabilities

Kappa Packaging’s subsidiary, Kappa Zulpich, is, since May 25, 2004, being investigated by the German Bundes Kartellamt regarding alleged price co-ordination of recovered paper purchases by paper and board producers. The Group is co-operating fully with the Bundes Kartellamt in respect of its investigation.

The Group’s UK operations were, since July 2004, being investigated by the Office of Fair Trading. The Directors understand that the investigation, which centred on the sheet-feeding business, was prompted by consumer complaints, which were filed during the UK Competition Commission’s investigation of the March 2004 acquisition proposal by DS Smith for Linpac Limited, a competitor of the Group’s sheet-feeding business. The investigation looked into the high levels of pricing transparency which exist in the sector and which were a function of, inter alia, vertical integration, swaps and market concentration. This investigation was formally closed by way of letter from the Office of Fair Trading dated September 21, 2006.

On January 16, 2007, representatives of the Autoridade da Concorrencia (Portuguese National Competition Authority) visited the Group’s Portuguese corrugated plant, located in Sao Paio de Oleiros, as part of what appears to be a local investigation affecting several Portuguese companies in the packaging sector. Smurfit Kappa Portugal has co-operated fully with the Autoridade da Concorrencia and as of this date has not received any news or further communication in relation to this matter.

In October 2006, a notice of claim was received by a former subsidiary of Smurfit Kappa Group from a local County Administrative Board in Sweden requiring it to investigate and remediate an adjacent lake. This lake was polluted by local industry over a very long period of time. The subsidiary was in dialogue with the County Administrative Board over the past 30 years as some of its operations require operating permits under the local environmental code. The investigation is at a very preliminary stage.

In November 2002, the Group was notified by the Spanish Environmental Enforcement Agency, Seprona, that it had become aware of an accumulation of rain water mixed with manufacturing waste in the vicinity of the Group’s Sanguesa plant and that such concentration posed a potential environmental hazard. The rain water was removed and new procedures were put in place to prevent any recurrence. Three of the Group’s local managers have been imputed by the court for an offence against natural resources and the environment in respect of this matter. This case was adjourned for consideration on September 22, 2006 and a decision is expected in due course.

The Group was involved in certain civil and criminal proceedings in Spain arising out of a past acquisition. In November 1988, a subsidiary of Smurfit acquired Industrial Cartonera S.A. (“ICSA”), a Spanish incorporated company, from a subsidiary of Torras. In early 1989, Smurfit acquired a 35% interest in another Spanish company, Industrias del Papel y de la Celulosa, S.A. (‘‘INPACSA’’), a former parent of ICSA. A number of individuals associated with Torras were charged by the public prosecutor in Madrid with diverting, for their own use, a substantial part of the purchase consideration paid by Smurfit for ICSA. The public prosecutor, on behalf of the minority shareholders of INPACSA, also claimed that certain transactions, including the transfer of ICSA by INPACSA which took place prior to the Group’s acquisition of ICSA, caused damage to the minority shareholders of INPACSA. In 1998, the public prosecutor also charged Smurfit’s Chairman, Sir Michael Smurfit, as the representative of Smurfit, in these proceedings with respect to the alleged damage to the minority shareholders of INPACSA and Torras. A

Smurfit Kappa Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

21 Contingent Liabilities—(continued)

Smurfit subsidiary was also one of a number of parties against whom secondary civil liability had been claimed. Preliminary proceedings commenced in March 2003 and on April 11, 2003, the court dismissed the proceedings against Sir Michael Smurfit, the Smurfit subsidiary and others. The final decision of the court was handed down in March 2004 and confirmed the earlier dismissal with respect to Sir Michael Smurfit and the Smurfit subsidiary. The decision was appealed to a higher court by two private complainants but not by the public prosecutor. In July 2006, the Supreme Court confirmed the decision of the lower court.

No provisions have been recognized in relation to the above matters, as the Directors believe that these liabilities are contingent liabilities on the basis that any possible obligations arising from past events will only be confirmed by the occurrence (or non-occurrence) of future events not wholly within control of the Group.

A Group subsidiary was the subject of litigation in the Dominican Republic in relation to the ownership of its corrugated container plant. The lawsuits alleged damages in excess of US$300 million. This matter was settled on December 13, 2006. The Group incurred settlement costs of €22.6 million. The settlement included the transfer of title to the Group of certain assets and included the payment of cash consideration in three tranches in January 2007, 2008 and 2009. As a result, the Group has retained ownership of the plant and equipment and the goodwill of the business.

22 Lease Obligations

Obligations under finance leases:

	2006	2005
	€000	€000
Payable within one year	4,963	4,832
Payable in one to two years	3,972	6,323
Payable in two to three years	3,416	4,197
Payable in three to four years	1,312	3,456
Payable in four to five years	1,509	1,289
Payable thereafter	3,993	5,947
Total minimum lease payments	19,165	26,044
Less amount representing interest	(1,009)	(2,495)
Present value of minimum lease payments	€18,156	€23,549
Current portion of capital lease obligations	4,578	4,132
Non-current portion of capital lease obligations	13,578	19,417
	€18,156	€23,549

Smurfit Kappa Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

22 Lease Obligations—(continued)

Commitments under operating leases, payable in the coming year, relate to leases expiring in the following periods:

	Land and
	Buildings	Other	Total
	€000	€000	€000
Within one year	1,414	10,609	12,023
Within two to five years inclusive	2,278	17,981	20,259
Over five years	5,943	195	6,138
	€9,635	€28,785	€38,420

The total commitments under non-cancellable operating leases at December 31, 2006 are as follows:

2006
€000
Payable within one year	38,420
Payable in one to two years	29,674
Payable in two to three years	22,340
Payable in three to four years	18,669
Payable in four to five years	15,961
Payable thereafter	40,189
€165,253

23 Capital Commitments

The following capital commitments authorized by the directors had not been provided for in the Group financial statements:

	2006	2005
	€000	€000
Contracted for	148,239	124,280
Not contracted for	95,849	143,035
	€244,088	€267,315

24 Employee Pension Plans and Similar Obligations

The Group operates a number of pension plans and other long-term benefit plans throughout the world, devised in accordance with local conditions and practice. The larger plans are generally of the defined benefit type and are funded by payments to separately administered funds or insurance companies.

The principal plans are in the United Kingdom, the Netherlands, Ireland and Germany. The most recent formal valuations of the significant funded defined benefit plans were carried out as follows: United Kingdom on March 31, 2005; the Netherlands on December 31, 2005; Ireland on January 1, 2004. In general, actuarial valuations are not available for public inspection; however, the results of valuations are advised to members of the various schemes.

Smurfit Kappa Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

24 Employee Pension Plans and Similar Obligations—(continued)

The majority of the defined benefit schemes are funded but in certain countries—Germany, Austria and France, in accordance with local practices, the scheme’s liabilities are book reserved in the balance sheet of the Company and hence are unfunded. In these countries, a full actuarial valuation of the unfunded liabilities is undertaken by independent actuaries on an annual basis.

The pension cost for the Group’s major occupational pension plans has been determined using the projected unit credit method. The current agreed rates of contribution for future years are comparable to current levels.

The main financial assumptions used to calculate scheme liabilities under FRS 17 are set out below:

Major Assumptions

	Europe	USA	Latin America
	%	%	%
December 2006
Rate of increase in salaries	1.50 - 4.00	3.50	3.25 - 6.08
Rate of increase to pensions in payment	Nil - 3.00	Nil	Nil
Discount rate for scheme liabilities	4.00 - 5.25	5.85	5.85 - 11.17
Inflation	1.50 - 2.90	2.00	2.50 - 3.50

	Europe	USA	Latin America
	%	%	%
December 2005
Rate of increase in salaries	1.50 - 4.00	3.50 - 3.75	3.25 - 6.08
Rate of increase to pensions in payment	Nil - 3.00	Nil	Nil
Discount rate for scheme liabilities	4.25 - 5.00	5.50	5.25 - 11.17
Inflation	1.25 - 2.75	1.75	2.50 - 3.50

	Europe	USA	Latin America
	%	%	%
December 2004
Rate of increase in salaries	1.50 - 4.00	3.75 - 4.00	3.50 - 6.85
Rate of increase to pensions in payment	Nil - 4.00	Nil	Nil
Discount rate for scheme liabilities	4.50 - 6.50	6.00 - 6.25	5.25 - 12.00
Inflation	1.25 - 4.00	2.00	2.75 - 3.50

The expected long term rates of return on the assets of the significant plans were as follows:

	Europe	USA	Latin America
	%	%	%
December 2006
Equities	7.25 - 8.00	8.50	8.25 -13.75
Bonds	3.25 - 5.50	4.50	8.75
Property	6.25 - 7.00	n/a	n/a
Other	2.75 - 7.14	3.50	7.00

Smurfit Kappa Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

24 Employee Pension Plans and Similar Obligations—(continued)

	Europe	USA	Latin America
	%	%	%
December 2005
Equities	7.25 - 8.00	8.50	8.25 - 14.25
Bonds	3.25 - 5.50	4.50	4.25 - 9.00
Property	6.50 - 7.00	n/a	n/a
Other	2.50 - 7.14	3.50	3.25 - 7.00

	Europe	USA	Latin America
	%	%	%
December 2004
Equities	7.50 - 8.00	8.50	8.25 - 10.50
Bonds	3.75 - 7.00	4.50	4.25 - 5.25
Property	6.50 - 7.00	n/a	n/a
Other	2.75 - 7.36	3.50	3.25 - 3.50

The market values of the assets of the schemes were as follows:

	Europe	USA	Latin America	Total
	€000	€000	€000	€000
December 2006
Equities	657,046	13,167	11,732	681,945
Bonds	531,906	11,084	8,543	551,533
Property	99,422	—	—	99,422
Other	85,010	467	687	86,164
Total market value	1,373,384	24,718	20,962	1,419,064
Present value of scheme liabilities	(1,902,442)	(41,227)	(45,020)	(1,988,689)
(Deficit) in the plans	(529,058)	(16,509)	(24,058)	(569,625)
Deferred tax asset	75,582	—	280	75,862
Net pension (liability)	€(453,476)	€(16,509)	€(23,778)	€(493,763)

	Europe	USA	Latin America	Total
	€000	€000	€000	€000
December 2005
Equities	628,843	15,717	10,018	654,578
Bonds	487,089	9,118	9,822	506,029
Property	77,451	—	—	77,451
Other	78,622	1,016	531	80,169
Total market value	1,272,005	25,851	20,371	1,318,227
Present value of scheme liabilities	(1,929,671)	(46,506)	(50,194)	(2,026,371)
(Deficit) in the plans	(657,666)	(20,655)	(29,823)	(708,144)
Deferred tax asset	51,483	—	1,293	52,776
Net pension (liability)	€(606,183)	€(20,655)	€(28,530)	€(655,368)

Smurfit Kappa Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

24 Employee Pension Plans and Similar Obligations—(continued)

	Europe	USA	Latin America	Total
	€000	€000	€000	€000
December 2004
Equities	299,530	16,391	8,006	323,927
Bonds	237,519	8,890	5,999	252,408
Property	40,117	—	—	40,117
Other	36,536	737	1,380	38,653
Total market value	613,702	26,018	15,385	655,105
Present value of scheme liabilities	(1,027,593)	(42,844)	(40,224)	(1,110,661)
(Deficit) in the plans	(413,891)	(16,826)	(24,839)	(455,556)
Deferred tax asset	42,835	—	1,484	44,319
Net pension (liability)	€(371,056)	€(16,826)	€(23,355)	€(411,237)

The following tables set out the components of the defined benefit cost:

Analysis of the amount charged to operating income

€000
Year ended December 31, 2006
Current service cost	50,901
Past service cost	3,823
Gain on settlements and curtailments	(4,189)
Total operating charge	€50,535

€000
Year ended December 31, 2005
Current service cost	36,697
Past service cost	1,527
Gain on settlements and curtailments	(6,129)
Total operating charge	€32,095

€000
Year ended December 31, 2004
Current service cost	37,163
Past service benefit	(1,793)
Gain on settlements and curtailments	(542)
Total operating charge	€34,828

Analysis of the amount charged to other financial expense

€000
Year ended December 31, 2006
Expected return on pension scheme assets	(80,684)
Interest cost on pension scheme liabilities	89,748
Net charge	€9,064

Smurfit Kappa Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

24 Employee Pension Plans and Similar Obligations—(continued)

€000
Year ended December 31, 2005
Expected return on pension scheme assets	(43,974)
Interest cost on pension scheme liabilities	57,233
Net charge	€13,259

€000
Year ended December 31, 2004
Expected return on pension scheme assets	(40,137)
Interest cost on pension scheme liabilities	55,855
Net charge	€15,718

Analysis of the amount recognized in the statement of recognized gains and losses

€000
Year ended December 31, 2006
Actual return less expected return on pension scheme assets	26,412
Net experience (losses) on scheme liabilities	(14,505)
Changes in financial assumptions underlying the scheme liabilities	68,976
Actuarial gain recognized in the statement of recognized gains and losses	€80,883

€000
Year ended December 31, 2005
Actual return less expected return on pension scheme assets	78,779
Net experience gains on scheme liabilities	4,440
Changes in financial assumptions underlying the scheme liabilities	(98,104)
Actuarial loss recognized in the statement of recognized gains and losses	€(14,885)

€000
Year ended December 31, 2004
Actual return less expected return on pension scheme assets	9,573
Net experience (losses) on scheme liabilities	(5,901)
Changes in financial assumptions underlying the scheme liabilities	(13,963)
Actuarial loss recognized in the statement of recognized gains and losses	€(10,291)

Smurfit Kappa Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

24 Employee Pension Plans and Similar Obligations—(continued)

The analysis of the amount recognized in the statement of recognized gains and losses above excludes deferred tax.

Movement in pension liability

€000
Deficit in scheme at December 31, 2003	446,540
Current service cost	37,163
Past service benefit	(1,793)
Recognition of gain on settlement and curtailments	(542)
Contributions	(51,921)
Other finance expense	15,718
Actuarial loss	10,291
Reclassification	2,291
Disposals	(101)
Currency adjustment	(2,090)
Deficit in scheme at December 31, 2004	455,556
Current service cost	36,697
Past service cost	1,527
Recognition of gain on settlement and curtailments	(6,129)
Contributions	(51,309)
Other finance expense	13,259
Actuarial loss	14,885
Acquisitions	256,680
Disposals	(22,040)
Currency adjustment	9,018
Deficit in scheme at December 31, 2005	708,144
Current service cost	50,901
Past service cost	3,823
Recognition of gain on settlement and curtailments	(4,189)
Contributions	(88,853)
Other finance expense	9,064
Actuarial gain	(80,883)
Disposals	(3,946)
Fair value adjustment	(23,451)
Currency adjustment	(985)
Deficit in scheme at December 31, 2006	€569,625

Smurfit Kappa Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

24 Employee Pension Plans and Similar Obligations—(continued)

History of amounts recognized in the statement of recognized gains and losses

Difference between actual and expected return on pension scheme assets

Year ended December 31, 2006
Amount	26,412,000
Percentage of scheme assets	2%
Year ended December 31, 2005
Amount	78,779,000
Percentage of scheme assets	6%
Year ended December 31, 2004
Amount	9,573,000
Percentage of scheme assets	1%
Year ended December 31, 2003
Amount	20,475,000
Percentage of scheme assets	3%
Period from September 3, 2002 through December 31, 2002
Amount	7,218,000
Percentage of scheme assets	1%
Experience gains and losses on scheme liabilities
Year ended December 31, 2006
Amount	(14,505,000)
Percentage of the present value of scheme liabilities	1%
Year ended December 31, 2005
Amount	4,440,000
Percentage of the present value of scheme liabilities	0%
Year ended December 31, 2004
Amount	(5,901,000)
Percentage of the present value of scheme liabilities	1%
Year ended December 31, 2003
Amount	8,901,000
Percentage of the present value of scheme liabilities	1%
Period from September 3, 2002 through December 31, 2002
Amount	27,515,000
Percentage of the present value of scheme liabilities	3%

Smurfit Kappa Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

24 Employee Pension Plans and Similar Obligations—(continued)

Total actuarial gains and losses recognized in the statement of recognized gains and losses
Year ended December 31, 2006
Amount	80,883,000
Percentage of the present value of scheme liabilities	4%
Year ended December 31, 2005	(14,885,000)
Amount	1%
Percentage of the present value of scheme liabilities

Year ended December 31, 2004

Amount	(10,291,000)
Percentage of the present value of scheme liabilities	1%

Year ended December 31, 2003

Amount	27,800,000
Percentage of the present value of scheme liabilities	3%

Period from September 3, 2002 through December 31, 2002

Amount

12,507,000
Percentage of the present value of scheme liabilities	1%

Some of the schemes are closed schemes and therefore under the projected unit method the current service cost would be expected to increase as the members of the scheme approach retirement and reduce as members retire or leave service.

In certain countries, in accordance with local practice, plans are financed internally and the provisions relating to such cases are included in pension liabilities. At December 31, 2006 these amount to €438,448,000 (2005: €431,862,000; 2004: €277,274,000).

The defined contribution pension scheme expense for the year ended December 31, 2006 was €30,346,000 (2005: €20,850,000; 2004: €21,077,000).

Smurfit Kappa Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

25 Related Party Transactions

Transactions with associates

We conduct certain transactions with associates in the normal course of business.

The transactions with associates for each period are summarized as follows:

	2006	2005	2004
	€000	€000	€000
Sale of goods	24,113	31,277	28,725
Purchase of goods	13,083	13,813	9,930
Receiving of services	6,208	633	922
Rendering of services	1,231	1,544	776

These transactions are undertaken and settled in a manner which amounts to an arms length basis. No guarantees are given or received by either party. The Group settled a participatory interest in its Duropack associate during 2006. The par value of this participatory interest, which was included in financial assets, amounted to €2.9 million and entitled the Group to a 4.8% share in Duropack’s pre-tax income and was due to mature in 2010. The Group settled this participation right in 2006 for approximately €6.0 million, resulting in a gain of approximately €3.0 million recognized in interest income.

The receivables from related parties arise mainly from sale transactions and are due two months after the date of sale. The receivables are unsecured in nature and bear no interest.

The payables to related parties arise mainly from purchase transactions and are due two months after the date of purchase. The payables bear no interest.

No provision has been required in 2006, 2005 and 2004 for the loans made to related parties.

Transactions with related parties

In connection with the take private transaction in 2002, certain non-operating assets and non-core operating  assets of SKG were transferred to the newcos, in exchange for intercompany notes.

	2006	2005	2004
	€000	€000	€000
Transfer of cash from business disposals	—	9,899	11,934

On June 16, 2005, assets comprising The K Club, additional land near The K Club and the site of the former Clonskeagh paper mill were disposed for an amount of €115 million to a group of investors which included Sir Michael Smurfit, our Chairman at December 31, 2006.

In 2006, the Group purchased, in the normal course of business, approximately 47,000 metric tonnes (2005: 28,000) of paper amounting to approximately €20 million (2005: €11 million) from Savon Sellu, a company controlled by Dr. Dermot Smurfit together with his brothers Sir Michael Smurfit, our Chairman at December 31, 2006, and Dr. Alan Smurfit. At December 31, 2006, an amount of €5.5 million (2005: €3.2 million) was owed by SKG to Savon Sellu. Sir Michael Smurfit retired as chairman on March 20, 2007.

Smurfit Kappa Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

26 Share Capital and Other Reserves

		Other Reserves
	Share Capital €000	Capital Reserve €000	Currency Translation Adjustments €000	Share based compensation Reserve €000	Total Other Reserves €000
December 31, 2005 as originally stated	40	1,595,913	87,177	—	1,683,090
Prior year adjustment	—	—	—	20,338	20,338
December 31, 2005 as restated	40	1,595,913	87,177	20,338	1,703,428
Total recognized income and expenses	—	—	24,385	—	24,385
Share-based payments	—	—	—	8,084	8,084
December 31, 2006	€40	€1,595,913	€111,562	€28,422	€1,735,897

Share capital

SK Acquisitions has an authorized share capital of 100,000 shares of €1 each, of which 40,000 were issued.

Capital Reserves

This reserve includes €856,960,000 of investments by SK Funding by way of capital contributions in 2002 and investments by SKGL of €738,953,000 by way of capital contributions in 2005.

Foreign currency translation reserve

The foreign currency translation reserve comprises all foreign currency translation adjustments arising from the translation of the Group’s net investment in foreign operations including the translation of the income of such operations from the average exchange rate for the year to the exchange rate at the balance sheet date, as well as from the translation of liabilities that hedge those net assets.

Reserve for share-based compensation

This reserve comprises amounts expensed in the income statement in connection with awards made under the Management Equity Plan less any exercises or lapses of such awards.

27 Share-based payments

	2006	2005	2004
	€000	€000	€000
Charge arising from fair value calculated at grant date	4,676	6,542	7,184
Reversal of charge arising from forfeitures	—	(1,471)	—
Incremental charge arising from modifications	3,408	—	—
	€8,084	€5,071	€7,184

2002 Plan

In September 2002, the Group adopted the 2002 Management Equity Plan (the ‘‘2002 Plan’’). The 2002 Plan is a share-based payment agreement that provides for the issuance of class A, class B and class C convertible shares. On November 15, 2002, awards comprising class A, class B and class C convertible shares, proportioned as 40%, 40% and 20%, respectively were made pursuant to the 2002 Plan which were

Smurfit Kappa Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

27 Share-based payments—(continued)

subject to vesting over a three year period ending on December 31, 2007. Vesting for all three classes of convertible shares is conditional on the participant remaining employed by the Group. Class B and class C convertible shares are also subject to certain additional performance and market conditions. A sale or listing (IPO) of the ultimate parent SKGL accelerates vesting of all of the class A convertible shares and subject to the achievement of the market conditions, could also accelerate vesting of the class B and C convertible shares. Upon vesting, each class of convertible shares would automatically convert into class D convertible shares. Subject to certain criteria, these class D convertible shares could be converted into class A ordinary shares upon payment of a conversion price, being the fair market value of Smurfit Kappa Corporation Limited (“ SKCL”), (formerly known as Jefferson Smurfit Group Limited) ordinary shares at the date of the original grant. The Group has no legal or constructive obligation to repurchase or settle the shares in cash. Management have determined that the plans constitute equity settled share-based payments.

When a Participant terminates employment for any reason, the Group reserves the right to redeem or purchase any unvested convertible shares at their nominal amount resulting in the forfeiture of the award. Such forfeitures are then reallocated to other Participants in the scheme with the same terms and conditions as the original grant. Such reallocations are treated as new grants of shares.

2004 Plan

In 2004, the 2002 Plan was amended (the ‘‘2004 Plan’’) and restated to provide a clause that created variability in the exercise price for the equity awards based upon interest accrued on the 2015 senior PIK notes of Smurfit Kappa Holdings plc (“SK Holdings”). In addition, the awards were exchanged for an identical number of shares in SKGL as part of the exchange transaction. These changes to the 2002 Plan took effect in February 2005 following the capital reduction effected by the drawdown of the 2015 senior PIK notes. All other significant terms and conditions of the 2002 Plan remained unchanged with the amendment. The amendment is regarded as a modification to the original awards as defined by FRS 20. However, on the basis that the modification did not give rise to an incremental increase in the fair value of the original awards, no additional expense is recognized in this respect.

2005 Plan

In December 2005, the 2004 Plan was amended (the ‘‘2005 Plan’’). The amendment gave existing holders of class A, class B and class C convertible shares the opportunity to exchange their awards for an equal number of class E, class F and class G convertible shares having similar terms and conditions. Participants had to exchange their entire award, not just a particular class of convertible shares. The principal changes to the vesting conditions were that the vesting period was extended to the three years ending December 31, 2010 and the performance and market conditions for the class F and class G convertible shares were modified compared to those for the class B and class C convertible shares, which they replaced. The opportunity to exchange the convertible shares under the 2005 Plan occurred in January 2006. This exchange is regarded as a modification to the original awards and the incremental increase in the fair value of the awards, measured by comparing the fair value of the awards immediately before and after the modification, is charged to the Consolidated Statements of Operations over the remaining revised vesting period.

Smurfit Kappa Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

27 Share-based payments—(continued)

Additionally, in the 2005 Plan, the Group introduced class H convertible shares, which automatically convert into class I convertible shares upon vesting which then can be converted into B ordinary shares of SKGL. The vesting provisions for class H convertible shares are similar to class F convertible shares except that once converted into class I convertible shares, the exercise price is fixed at €5.6924. The 2005 Plan provides for the issuance of up to a maximum of 8,606,334 A ordinary shares and 2,104,980 B ordinary shares of SKGL. All other significant terms and conditions of the 2004 Plan remained unchanged with the amendment.

	Average exercise price per share € per share	Number of convertible shares
At January 1, 2005	9.99	8,281,737
Forfeited in the year	5.12	(798,424)
Granted in the year	5.69	2,062,878
At December 31, 2005	5.25	9,546,191
Forfeited in the year	4.56	(364,900)
Granted in the year	4.56	953,124
At December 31, 2006	4.79	10,134,415

At December 31, 2006, 282,465 convertible shares had vested and were convertible to ordinary shares (2005: 170,362). The exercise price of the class A, B and C shares awarded under the 2002 Plan was fixed at €9.99. The 2004 Plan introduced variability to the exercise prices of the class A, B and C shares depending upon the date of vesting and certain other conditions. The variable exercise price is calculated by a formula based upon the accrued interest on the PIK notes. The exercise price of the E, F and G shares introduced under the 2005 Plan is based on the same formula laid out in the 2004 Plan while the exercise price for the H convertible shares is fixed at €5.6924. The Plan terminates on December 1, 2012 at which date all awards not previously converted will lapse.

A binomial lattice approach was used to calculate the value of convertible shares at each grant date and any subsequent modification dates. In the absence of observable market prices, the fair value of the convertible shares at the valuation dates was determined based upon a calculated Business Enterprise Value using valuation reports or other information from transactions at or on those dates. Based upon this Business Enterprise Value the weighted average fair value of an ordinary share at the date of grant or modification in 2006 was €9.85 (2005: €9.85). The expected volatility rates applied were based upon the weighted average historical volatility of comparable companies over an equivalent period to the period from valuation dates to expected exit dates. The risk-free interest rates used were based upon euro-denominated government bonds with similar lives. No dividend yield was included in the model as SKG had no history or expectation of regular dividend payments at the valuation dates. A marketability discount has been incorporated into the binomial lattice model based upon the Finnerty model to adjust the calculated fair value for the lack of an active market in the shares.

Smurfit Kappa Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

27 Share-based payments—(continued)

The following is a summary of the key assumptions used in calculating the fair value of awards under the plan:

	Expected Volatility	Expected Vesting Dates	Vesting Periods (months)	Risk-free rate	Fair Value
					€
Granted November 15, 2002
A Convertible	24.58%	Dec-31-05 to Dec-31-07	38 to 62	4.46%	4.17
B Convertible	24.58%	Dec-31-05 to Dec-31-07	38 to 62	4.46%	3.27
C Convertible	24.58%	Dec-31-05 to Dec-31-07	38 to 62	4.46%	2.29
Granted December 1, 2005
H Convertible	14.46%	Dec-31-08	37	2.99%	1.20
Granted December 21, 2006
E Convertible	16.07%	Jun-30-07	6	3.67%	4.95
F Convertible	16.07%	Jun-30-07	6	3.67%	0.06
G Convertible	16.07%	Jun-30-07	6	3.67%	0.00

The following is a summary of the key assumptions used in calculating the additional incremental fair value of awards on modification:

	Expected Volatility	Revised Expected Vesting Dates	Remaining Vesting Periods (months)	Risk-free rate	Incremental Fair Value
					€
Modification as at January 19, 2006
A convertible converted to E Convertible	16.12%	Dec-31-08	36	3.06%	3.31
B convertible converted to F Convertible	16.12%	Dec-31-08	36	3.06%	0.91
C convertible converted to G Convertible	16.12%	Dec-31-08	36	3.06%	0.23

Smurfit Kappa Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

28 Net Cash Flow from Operating Activities

	2006	Restated 2005	Restated 2004
	€000	€000	€000
Operating income	145,050	161,957	274,604
Reorganization and restructuring costs	82,747	8,421	23,231
Impairment of financial assets	52,821	—	—
Depreciation and depletion (net of government grants amortized)	392,893	282,378	259,831
Share-based payments	8,084	5,071	7,184
Amortization of intangible assets	65,533	29,203	37,925
Finance lease interest paid	1,348	1,138	1,962
(Increase) in other payables and provisions	(28,697)	(14,291)	(12,891)
(Increase)/decrease in working capital	(61,766)	40,252	47,419
Currency adjustment	(301)	(1,258)	1,663
	€657,712	€512,871	€640,928

29 Movement in Working Capital

	Inventories	Receivables	Payables*	Total
	€000	€000	€000	€000
December 31, 2005	663,131	1,314,728	(1,475,871)	501,988
Disposed	(13,582)	(22,373)	19,781	(16,174)
Reclassification	(17,313)	(2,313)	(73,864)	(93,490)
Deferred acquisition consideration	—	—	33,574	33,574
Increase in working capital	2,123	63,250	(3,607)	61,766
Currency adjustment	(7,987)	(8,672)	3,058	(13,601)
December 31, 2006	€626,372	€1,344,620	€(1,496,929)	€474,063

	Inventories	Receivables	Payables*	Total
	€000	€000	€000	€000
December 31, 2004	452,166	925,048	(1,017,060)	360,154
Acquisitions	275,804	572,415	(535,081)	313,138
Disposed	(68,698)	(62,196)	69,217	(61,677)
Reclassification	(5,282)	16,328	(16,486)	(5,440)
Assets held for sale	—	(79,810)	25,406	(54,404)
Deferred acquisition consideration	—	—	(31,384)	(31,384)
Decrease in working capital	(7,051)	(76,262)	43,061	(40,252)
Currency adjustment	16,192	19,205	(13,544)	21,853
December 31, 2005	€663,131	€1,314,728	€(1,475,871)	€501,988

Smurfit Kappa Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

29 Movement in Working Capital—(continued)

	Inventories	Receivables	Payables*	Total
	€000	€000	€000	€000
December 31, 2003	477,432	911,443	(967,141)	421,734
Reclassification	4,151	(15,903)	3,202	(8,550)
Deferred acquisition consideration	—	—	854	854
Decrease in working capital	(22,434)	38,291	(63,276)	(47,419)
Currency adjustment	(6,983)	(8,783)	9,301	(6,465)
December 31, 2004	€452,166	€925,048	€(1,017,060)	€360,154

*                    Amounts falling due within one year not including borrowing due within one year, corporation tax, proposed dividends, capitalized lease obligations and amounts due to affiliates.

30 Retirement of Fixed Assets

	2006	2005	2004
	€000	€000	€000
Property, plant and equipment	25,224	17,756	33,860
Investments	2,141	442	2,528
	€27,365	€18,198	€36,388

31 Reconciliation of Net Cash Flow to Movement in Net Debt

	2006	2005	2004
	€000	€000	€000
Increase/(decrease) in cash	28,800	(27,045)	50,285
Decrease/(increase) in term debt	600,361	(481,142)	67,266
(Decrease)/increase in liquid resources	(671,797)	789,786	16,914
Capital elements of finance leases repaid	7,647	4,812	13,576
Change in net debt resulting from cash flows	(34,989)	286,411	148,041
New finance leases	(2,987)	(4,053)	(2,963)
Loans and finance leases acquired	808	(1,814,470)	—
Loans and finance leases disposed	—	1,471	—
Other non cash movements	(2,060)	(8,088)	3,663
Currency adjustment	(37,323)	112,435	27,265
Movement in net debt	(76,551)	(1,426,294)	176,006
Net debt at beginning of year	(3,126,360)	(1,700,066)	(1,876,072)
Net debt at end of year	€(3,202,911)	€(3,126,360)	€(1,700,066)

Smurfit Kappa Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

32 Analysis of Net Debt

	December 2005	Cash Flow	Acquisitions and disposals	Non Cash	Currency	December 2006
	€000	€000	€000	€000	€000	€000
Cash	99,542	47,628	—	—	(557)	146,613
Short term deposits and liquid resources	148,185	83,780	—	—	(8,457)	223,508
Restricted cash	755,575	(755,575)	—	—	—	—
Cash and investments	1,003,302	(624,167)	—	—	(9,014)	370,121
Bank overdrafts and demand loans	(20,023)	(18,828)	—	—	(42)	(38,893)
Loans repayable within one year	(52,532)	(107,129)	—	(2,060)	1,078	(160,643)
Kappa bonds outstanding	(755,575)	755,575	—	—	—	—
Short term borrowing	(828,130)	629,618	—	(2,060)	1,036	(199,536)
Long and medium term borrowing	(3,277,983)	(48,087)	—	—	(29,270)	(3,355,340)
Net borrowing	(3,102,811)	(42,636)	—	(2,060)	(37,248)	(3,184,755)
Finance leases	(23,549)	7,647	808	(2,987)	(75)	(18,156)
Net debt	€(3,126,360)	€(34,989)	€808	€(5,047)	€(37,323)	€(3,202,911)

	December 2004	Cash Flow	Acquisitions and disposals	Non Cash	Currency	December 2005
	€000	€000	€000	€000	€000	€000
Cash	140,149	(44,246)	—	—	3,639	99,542
Short term deposits and liquid resources	107,809	34,211	—	—	6,165	148,185
Restricted cash	—	755,575	—	—	—	755,575
Cash and investments	247,958	745,540	—	—	9,804	1,003,302
Bank overdrafts and demand loans	(28,673)	17,201	—	—	(8,551)	(20,023)
Loans repayable within one year	(53,877)	(14,511)	—	(8,911)	24,767	(52,532)
Kappa bonds outstanding	—	(755,575)	—	—	—	(755,575)
Short term borrowing	(82,550)	(752,885)	—	(8,911)	16,216	(828,130)
Long and medium term borrowing	(1,848,074)	288,944	(1,805,992)	823	86,316	(3,277,983)
Net borrowing	(1,682,666)	281,599	(1,805,992)	(8,088)	112,336	(3,102,811)
Finance leases	(17,400)	4,812	(7,007)	(4,053)	99	(23,549)
Net debt	€(1,700,066)	€286,411	€(1,812,999)	€(12,141)	€112,435	€(3,126,360)

Smurfit Kappa Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

32 Analysis of Net Debt—(continued)

	December 2003	Cash Flow	Acquisitions and disposals	Non Cash	Currency	December 2004
	€000	€000	€000	€000	€000	€000
Cash	86,137	55,623	—	—	(1,611)	140,149
Short term deposits and liquid resources	92,930	16,914	—	(35)	(2,000)	107,809
Cash and investments	179,067	72,537	—	(35)	(3,611)	247,958
Bank overdrafts and demand loans	(22,373)	(5,338)	—	—	(962)	(28,673)
Loans repayable within one year	(88,138)	54,280	—	3,698	(23,717)	(53,877)
Short term borrowing	(110,511)	48,942	—	3,698	(24,679)	(82,550)
Long and medium term borrowing	(1,916,348)	12,986	—	—	55,288	(1,848,074)
Net borrowing	(1,847,792)	134,465	—	3,663	26,998	(1,682,666)
Finance leases	(28,280)	13,576	—	(2,963)	267	(17,400)
Net debt	€(1,876,072)	€148,041	—	€700	€27,265	€(1,700,066)

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

Smurfit Kappa Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

33 Acquisitions and disposals

Summary of the effects of the acquisition of Kappa

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

	Book value	Policy Alignment	Revaluations Booked in 2005	Fair Value at Year End 2005	Revaluations Booked in 2006	Fair Value at Year End 2006
	€ million	€ million	€ million	€ million	€ million	€ million
Cash	49	—	—	49	—	49
Accounts receivable and prepayments	575	(2)	(1)	572	(55)	517
Inventories	258	18	—	276	(11)	265
Financial assets	3	—	—	3	—	3
Property, plant and equipment	1,574	(17)	23	1,580	30	1,610
Intangible assets	—	—	35	35	—	35
Accounts payable and accruals	(581)	(6)	(8)	(595)	(4)	(599)
Long term debt and other long term liabilities	(1,806)	—	(4)	(1,810)	—	(1,810)
Provisions for liabilities and charges	(385)	73	—	(312)	116	(196)
Minority interest	(2)	—	—	(2)	—	(2)
Net (liabilities)/assets acquired	€(315)	€66	€45	(204)	76	(128)
Shareholder loans acquired				(739)	—	(739)
				(943)	76	(867)
Goodwill				1,186	(72)	1,114
Total consideration				243	4	247
Deferred consideration				(33)	—	(33)
Acquisition costs				—	(4)	(4)
Cash payments				€210	—	€210

The consolidated financial statements of cash flows for 2005 includes the following significant cash flows in relation to Kappa.

€ millions
Net cash flow from operating activities	71
Interest paid	(20)
Purchase of tangible fixed assets	(25)

Smurfit Kappa Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

33 Acquisitions and disposals—(continued)

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

34  Parent Undertakings and Controlling Parties

At December 31, 2006, the immediate controlling party and the parent undertaking of the smallest group of which the company is a member, and for which group financial statements are prepared, is SK Funding. The ultimate controlling party and the parent undertaking of the largest group of which the company is a member, and for which group financial statements are prepared, is SKGL. SK Funding and SKGL are companies incorporated in Ireland.

On January 31, 2007 Smurfit Kappa Group plc (“SKG plc”) completed an exchange offer for the existing shares of SKGL whereby the shareholders of SKGL exchanged their shares for an identical number of shares of the same classes in the capital of SKG plc (the exchange offer). As a consequence of the Exchange Offer, with effect from January 31, 2007, SKG plc became the holding company of the Group in place of SKGL.

Smurfit Kappa Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

34 Parent Undertakings and Controlling Parties—(continued)

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and file reports, including Annual Reports on Form 20-F, and other information with the SEC. You may read and copy any document we file with the SEC at its public reference rooms at 100 F Street, N.W. Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. In addition, the SEC maintains an Internet site at http://www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC. These filings are also available to the public from commercial document retrieval services.

SK Acquisition’s annual report on Form 20-F, current reports on Form 6-K, and all amendments to those reports are made available free of charge through our website (www.smurfitkappa.com) as soon as practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission.

35 Companies (Amendment) Act, 1963 to 2005

The financial statements in this report do not comprise ‘full group accounts’ within the meaning of Regulation 40(1) of the European Communities (Companies: Group Accounts) Regulations, 1992 of Ireland in so far as such group accounts would have to comply with the disclosure and other requirements of those Regulations. The auditors have made reports without qualification and without reference to an emphasis of matter under Section 193 of the Companies Act, 1990, in respect of the consolidated financial statements for the years ended December 31, 2005 and 2004. Full accounts for SKGL for the year ended December 31, 2005 and 2004 have also been filed with the Registrar of Companies. Full accounts for SKGL for the year ended December 31, 2006, upon which an unqualified opinion has been issued will be filed with the Registrar in due course.

36 Comparative Figures

Certain figures for the prior years have been adjusted to conform with 2006 classifications and disclosure requirements.

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

Goodwill

Irish GAAP, FRS 10—“Goodwill and Intangible Assets,” requires goodwill to be capitalized as an intangible fixed asset and amortized in the Consolidated Statements of Operations over its estimated useful life. For US GAAP, the Group applies SFAS No. 142 “Goodwill and Other Intangible Assets”. Under SFAS No. 142, goodwill is no longer amortized, but is tested for impairment on an annual basis and whenever indicators of impairment arise.

Smurfit Kappa Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

37 Differences Between Accounting Principles Generally Accepted in Ireland and in the United States—(continued)

The goodwill impairment test, which is based on fair value, is to be performed on a reporting unit level using a two-step impairment test. A reporting unit is an operating segment as defined by SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”, or one level lower. In the first step, the fair value of a reporting unit, calculated on an undiscounted cash flow basis, is compared with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not deemed to be impaired and step two of the impairment test is not required. If the fair value of the reporting unit is lower than its carrying amount, step two needs to be performed to measure the amount of impairment. The second step of the goodwill impairment test, used to measure the amount of impairment loss, compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss shall be recognized in an amount equal to that excess. The loss recognized cannot exceed the carrying amount of goodwill.

The fair value of each reporting unit was determined based upon SKG’s segment reporting. According to these calculations, the fair value of the reporting units exceeded the carrying value of their net assets. Therefore, the additional analysis was not required and there was no impairment of goodwill upon adoption of SFAS No. 142. The Group performed an annual impairment test in the last quarter of 2004, 2005 and 2006. No indicators of impairment were identified.

Under Irish GAAP, the Group accounts for goodwill arising on the acquisition of a foreign entity as a euro functional asset. Under US GAAP, SFAS No. 52 requires goodwill and any fair value adjustments arising out of the purchase of a foreign entity to be treated as currency assets and liabilities of the foreign operation and translated at the closing rates with differences taken to the currency translation adjustment recorded in other comprehensive income as a component of shareholders’ equity.

Intangible Assets

Under US GAAP, €176 million representing the allocated value in purchase accounting for customer relationships has been accounted for as intangible assets under US GAAP. Irish GAAP does not require the separate recognition of such assets and thus has included the €176 million amount in goodwill under Irish GAAP. Such goodwill is amortized under Irish GAAP on a straight-line basis over 40 years. The separately identified intangible assets have been amortized on a straight-line basis over 5 - 8 years under US GAAP. Additional amortization expense under US GAAP for intangible assets is expected to be approximately €31 million for each of the next 5 years.

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

Smurfit Kappa Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

37 Differences Between Accounting Principles Generally Accepted in Ireland and in the United States—(continued)

Retirement benefits

Under Irish GAAP, FRS 17—“Retirement Benefits” requires that scheme assets are valued at fair value and scheme liabilities are measured using the Projected Unit Credit method. Net scheme assets and liabilities, reduced by deferred tax amounts, are required to be shown on the face of the Consolidated Balance Sheets as a pension asset or liability as appropriate. SK Acquisitions has also adopted Urgent Issues Task Force abstract 35—“Death-in-service and incapacity benefits” (“UITF 35”). Effective December 31, 2006, SK Acquisitions adopted the provisions of SFAS No. 158, “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment to FASB Statements No. 87, 88, 106 and 132(R)”. SFAS No. 158 requires that the funded status of the company’s pension and non-pension postretirement benefit plans be recognized as an asset or liability in the Consolidated Balance Sheets.

In addition, the recognition of any changes in that funded status in the year in which changes occur and the recognition of the previously unrecognized gains/(losses), prior service costs/(credits) and transition assets now form part of the component of the Accumulated Other Comprehensive Income which does not affect retained earnings.

As a result of this change, under US GAAP, the main differences with Irish GAAP arise in relation to the amortization of accumulated gains and losses in the Consolidated Statements of Operations and the treatment of death-in-service and incapacity benefits. In addition, under US GAAP, net scheme assets and liabilities are required to be shown gross of deferred tax amounts.

Functional currency

Under Irish GAAP the Group accounts for the activities of its subsidiaries in Mexico, Colombia, Venezuela and Argentina, which historically have high rates of inflation, using the US dollar as the functional currency.

Under US GAAP for each of the periods presented, Mexico, Colombia, Argentina and Venezuela would not be regarded as hyper-inflationary and the Mexican Peso, the Colombian Peso, the Argentinean Peso and the Venezuelan Bolivar respectively would have been used as the functional currency.

Net income for 2006 has been increased by €4 million due to depreciation.

Stock-based employee compensation expense

Effective January 1, 2006, under Irish GAAP, share-based payments are measured at fair value. Refer to Note 27 for further information.

Under US GAAP, prior to January 1, 2006, we accounted for stock-based compensation based on the intrinsic-value-based method prescribed by Accounting Principles Board Opinion 25, “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations. Under this method, compensation expense is accrued and booked to income over the vesting period. The vesting period commences when it becomes probable that the underlying targets attaching to the options will be achieved and the number of shares will be known and ends with the date when the granting of the shares is not contingent upon the performance of additional services or other conditions. Compensation expense would be booked on a period by period basis to reflect the difference between the price an employee must pay to acquire the

Smurfit Kappa Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

37 Differences Between Accounting Principles Generally Accepted in Ireland and in the United States—(continued)

shares underlying the option and the market price of the shares, at the end of each accounting period until the final vesting date.

Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”) using the prospective transition method. Accordingly, equity-classified awards are measured at grant date fair value and are not subsequently remeasured. We do not have any liability-classified awards.

Debt instruments issue costs

Under Irish GAAP debt issue costs are deducted from the proceeds of the relevant debt instruments. Under US GAAP such costs would be shown as deferred charges in the Consolidated Balance Sheets. In both cases the amount of such costs are expensed at a constant rate of interest on the outstanding balance of the debt.

Accounting for associates

Irish GAAP requires separate disclosure of operating earnings, net interest, exceptional items and the taxation charge arising in associates. Under US GAAP earnings of associates, net of taxation would be shown as a single line item in arriving at net income.

Financial instruments

Under Irish GAAP all hedging instruments are matched with their underlying hedged item. Each instrument’s gain or loss is brought into the Consolidated Statements of Operations and its fair value into the Consolidated Balance Sheets at the same time as is the matched underlying asset, liability, income or cost.

Under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” all derivative instruments are recognized on the Consolidated Balance Sheets at their fair values. Changes in fair value are either recognized periodically in income or in shareholders’ equity as a component of comprehensive income depending on whether the derivative qualifies for hedge accounting in accordance with the requirements of SFAS No. 133, and if so, whether it qualifies as a fair value hedge or cash flow hedge. Changes in fair value of derivatives accounted for as fair value hedges are recorded in income along with the corresponding portions of the changes in the fair value of the hedged items, to the extent they are effective as hedges. Changes in fair value of derivatives accounted for as cash flow hedges, to the extent they are effective as hedges, are recorded in other comprehensive income net of deferred taxes. Changes in fair values of derivatives not qualifying as hedges are reported in net income.

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

Under US GAAP the functional currency of our Latin American operations is the local currency of each of the countries in which we operate. While net investment hedge accounting is permitted, the use of

Smurfit Kappa Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

37 Differences Between Accounting Principles Generally Accepted in Ireland and in the United States—(continued)

a different functional currency for our Latin American operations results in our US$ debt not directly matching the local currency net assets. The Group does not meet the US GAAP criteria for net investment hedge accounting using a tandem currency debt instrument and as a result the translation gains and losses on the debt instrument are recorded in the statement of operations rather than in other comprehensive income.

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

Rollover investment by SKG management

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

Composition of SK Acquisitions Group—consolidation of companies sold to affiliates

SK Acquisitions has an amount advanced to affiliates arising from assets sold to affiliates in 2002. Under Irish GAAP, the affiliates are not consolidated. Under US GAAP, the affiliates are consolidated,

Smurfit Kappa Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

37 Differences Between Accounting Principles Generally Accepted in Ireland and in the United States—(continued)

resulting in an increase to net income under US GAAP of approximately €23 million and a decrease to shareholders’ equity under US GAAP of approximately €155 million.

Consolidation of assets held for sale

The European Commission approval of the Kappa acquisition in December 2005 required the divestment by the Group of certain Kappa assets acquired and certain assets already owned and consolidated by SK Acquisitions.

Under Irish GAAP, consolidated assets held for disposal continue to be consolidated until the date of sale whereas, assets for disposition acquired in a business combination are included as available for sale and are recognized in current assets at the lower of cost or net realizable value. The results of assets for disposition acquired in a business combination are not consolidated.

Under US GAAP both the Kappa assets and the SK Acquisitions assets would be consolidated but treated as held for sale under SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”. The assets and liabilities would be included at fair value less costs to sell and would be shown as current assets and liabilities. Any fair value adjustment on the Kappa assets acquired would be treated as part of the purchase price allocation with subsequent fair value adjustments taken to the Consolidated Statements of Operations. The results from operations for assets held for sale in 2005 are included in the Consolidated Statements of Operations whereas they are excluded under Irish GAAP.

All of the assets concerned were sold in October. Assets held for sale at December 31, 2006 amounted to €5,000,000. Assets held for sale at December 2005 includes assets of €92,901,000 and liabilities of €38,497,000 which are included in the European Specialties segment.

Inventory valuation—fair value

Under Irish GAAP the fair value of inventory in an acquisition would be based either on the current cost to the acquired entity of reproducing the inventory or on the historical cost of the inventory (including the interest cost of holding the inventory) where it is difficult to find replacement cost as replacement would be impossible.

Under US GAAP, inventory acquired in a transaction accounted for under the purchase method is as follows: (a) finished goods are valued at estimated selling prices less the sum of the costs of disposal and a normal profit; (b) work in process inventories are valued at estimated selling prices less the sum of the costs of completion, costs of disposal, and a normal profit; and (c) raw material inventories are valued at current replacement cost. The differences in valuation of inventory acquired in the Kappa transaction under Irish GAAP and US GAAP resulted in an adjustment to goodwill in the reconciliations.

Long-term receivables

Under Irish GAAP, certain long-term receivables are included in current assets. Under US GAAP, they are included in long-term assets.

Smurfit Kappa Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

37 Differences Between Accounting Principles Generally Accepted in Ireland and in the United States—(continued)

Currency Translation Adjustment

Adjustments arising on translation of the results of non-euro entities’ operations at average rates and on restatement of the opening net assets at closing rates into the consolidated financial statements are dealt with in the Consolidated Statements of Total Recognized Gains and Losses under Irish GAAP and in the statement of Other Comprehensive Income under US GAAP. The currency translation adjustment included in other comprehensive income includes the translation impact of the adjustments to net loss under US GAAP for each year. Furthermore, the currency translation adjustment for each Irish GAAP to US GAAP reconciling item has been included in their respective line items in the shareholders’ reconciliation itself.

Scope of Consolidation—push-down of PIK notes

On December 1, 2005 SKGL, SK Acquisitions and the shareholders of Kappa Holding B.V. (“Kappa”) concluded an agreement resulting in the merger of the operations of both groups of companies. The merger was completed through the issue of shares by SKGL and the payment of consideration comprising cash of approximately €238 million and an €89 million subordinated promissory note, primarily to Kappa’s former shareholders. These 9% shareholder PIK notes mature on December 31, 2016.

In January 2005, SK Holdings completed an offering of €325 million in aggregate principal amount of 11.5% senior PIK notes due 2015. Through a series of transactions substantially all of the net proceeds were paid to shareholders by means of a capital reduction under Irish law.

Under Irish GAAP, transactions of both SKGL and SK Holdings are not consolidated in the Group’s consolidated financial statements.

Under US GAAP in certain circumstances, parent company third party debt and associated costs would be pushed-down to the reporting entity.

Effectively, the Group is deemed to absorb a majority of the risk of certain of the debt transactions of SK Holdings and SKGL. As such, these aforementioned debt transactions have been pushed down into the consolidated financial statements as of December 31, 2006. The SK Holdings transaction is reflected as an increase of outstanding debt with the resulting proceeds treated as a distribution to shareholders. The SKGL transaction is reflected as an increase of outstanding debt with an equal reduction in equity. The accrued interest associated with these notes is recorded in the statement of operations.

Smurfit Kappa Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

37 Differences Between Accounting Principles Generally Accepted in Ireland and in the United States—(continued)

The fair value of the 11.5% senior PIK notes due 2015 and of the 9% subordinated promissory notes as at December 31, 2006 was €403.1 million and €97.7 million respectively.

Gain on Munksjö disposal

The Company disposed of its Munksjö pulp, specialty paper and tissue operations during the year ended December 31, 2005. As the carrying value of these entities differed under Irish GAAP and US GAAP, the reconciliation of income includes an adjustment to the gain on disposal accordingly.

Other

Other comprises minor adjustments including a reversal of part of an impairment charge due to a difference in the underlying asset value between Irish GAAP and US GAAP.

The following is a summary of the significant adjustments to net loss and shareholders’ equity which would be required if US GAAP were to be applied instead of Irish GAAP:

	2006	Restated 2005	Restated 2004
	€000	€000	€000
Income
Net loss reported in the consolidated statement of operations	(271,926)	(176,541)	(41,042)
Adjustments:
Goodwill amortization	62,033	28,914	37,925
Other intangible amortization	(31,131)	(2,038)	—
Functional currency—property, plant and equipment	4,029	—	—
Retirement benefits	(5,623)	(8,118)	(3,061)
Deferred taxation	17,156	4,936	9,309
Stock-based compensation expense	—	(12,625)	6,854
Inventory valuation—fair value	—	(5,451)	—
Management rollover investment	590	614	616
Financial instruments—fair value	12,580	11,414	(33,275)
Translation gains/(losses) arising on net investment hedging	48,182	(66,808)	44,056
Consolidation of companies sold to affiliates	23,086	(34,053)	(8,195)
Adjustment to gain on Munksjö disposal	—	2,597	—
Consolidation of assets held for sale	—	163	—
Insurance receipts	(540)	(398)	—
PIK interest	(51,461)	(36,959)	—
Provisions	8,770	—	—
Other	2,281	—	—
	89,952	(117,812)	54,229
Net (loss)/income as adjusted to accord with US GAAP	€(181,974)	€(294,353)	€13,187
Arising from:
Continuing operations	(181,974)	(265,928)	(20,701)
Acquired activities	—	(26,181)	—
Discontinued activities	—	(2,244)	33,888
Net (loss)/income available to ordinary shareholders as adjusted to accord with US GAAP	€(181,974)	€(294,353)	€13,187

Smurfit Kappa Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

37 Differences Between Accounting Principles Generally Accepted in Ireland and in the United States—(continued)

Shareholders’ Equity

	2006	Restated 2005
	€000	€000
Shareholders’ equity as reported in the consolidated balance sheet	1,241,070	1,418,909
Adjustments:
Goodwill—Gross	180,546	112,436
—Aggregate amortization	163,639	101,606
Other intangible amortization	(33,169)	(2,038)
Functional currency—property, plant and equipment	6,144	53,319
Functional currency—investments	1,858	310
Retirement benefits	(10,664)	(30,597)
Deferred taxation	(205,739)	(137,896)
Financial instruments—fair value	6,332	(30,059)
Minority share of US GAAP adjustments	(1,771)	(6,376)
Consolidation of companies sold to affiliates	(154,859)	(176,859)
Rollover investment by SKG management	(74,370)	(74,961)
Insurance receipts	—	540
Provisions	—	(8,770)
Push down of PIK notes	(494,043)	(442,582)
Other	2,281	—
	(613,815)	(641,927)
Shareholders’ equity as adjusted to accord with US GAAP	€627,255	€776,982

Cash Flows

The Consolidated Statements of Cash Flows prepared under Irish GAAP presents substantially the same information as that required under US GAAP by SFAS No. 95—“Statement of Cash Flows”. This standard differs, however, with regard to the classification of items within the statements and as regards the definition of cash and cash equivalents. Under US GAAP, cash would not include bank overdrafts. The movements on such bank overdrafts are required to be included in financing activities under SFAS No. 95. Under US GAAP, only short term investments with a maturity of three months or less at the date of acquisition are included in cash equivalents. Under Irish GAAP, movements in short term investments are classified as management of liquid resources. Under Irish GAAP, cash flows are presented separately for operating activities, dividends received from associates, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and disposals, equity dividends paid, management of liquid resources and financing. US GAAP, however, requires only three categories of cash flow activity to be reported: operating, investing and financing.

Cash flows from taxation and returns on investments and servicing of finance shown under Irish GAAP would be included as operating activities under US GAAP. Cash flows from capital expenditure, financial investment and acquisitions and disposals would be included as investing activities under US

Smurfit Kappa Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

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

The categories of cash flow activity under US GAAP are summarized as follows:

	2006	2005	2004
	€000	€000	€000
Cash inflow from operating activities	280,346	182,698	318,827
Cash inflow/(outflow) on investing activities	445,698	(530,701)	(174,770)
Cash (outflow)/inflow from financing activities	(594,635)	355,052	(85,896)
Increase in cash and cash equivalents	131,409	7,049	58,161
Currency adjustment on cash and cash equivalents	(9,014)	9,804	(3,611)
Cash and cash equivalents at beginning of year	247,726	230,873	176,323
Cash and cash equivalents at end of year	€370,121	€247,726	€230,873

Deferred taxation—additional information required by SFAS No. 109

The analysis of the US GAAP deferred taxation liability required by SFAS No. 109 is as follows:

	2006	2005
	€000	€000
Deferred taxation liabilities:
Excess of book value over tax value of fixed assets	444,824	386,203
Other timing differences	91,163	81,974
	535,987	468,177
Deferred taxation assets:
Net operating loss carry forwards	(356,925)	(293,035)
Valuation allowances	173,113	167,005
Retirement benefits	(77,283)	(58,264	)(1)
Other timing differences	(34,111)	(2,573)
	(295,206)	(186,867)
	€240,781	€281,310
Split as follows:
Current	21,258	(14,418)
Non current	219,523	295,728
	€240,781	€281,310

(1)          Retirement benefits includes €75,862,000 (2005: €52,776,000) in relation to deferred tax which has been recorded within ‘Pension liabilities’ under Irish GAAP (Note 24).

Valuation allowances are set up for losses carried forward in those jurisdictions in which it is more likely than not that the losses carried forward will not be utilized to offset future taxable income or in which there is no deferred tax liability against which the related asset can be offset prior to expiry.

Smurfit Kappa Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

37 Differences Between Accounting Principles Generally Accepted in Ireland and in the United States—(continued)

Share option schemes—additional information required by SFAS No. 123

Prior to January 1, 2006, we accounted for stock-based compensation based on the intrinsic-value-based method prescribed by Accounting Principles Board Opinion 25, “Accounting for Stock Issued to Employees” (“APB 25”), and related interpretations. Under this method, compensation expense was recorded only if on the date of grant the current market price of the underlying stock exceeded the exercise price or the exercise price was not fixed at the grant date. SFAS 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) and SFAS 148, “Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123” (“SFAS 148”) established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As permitted by SFAS 123 and SFAS 148, we elected to continue to apply the intrinsic-value-based method of accounting described above and adopted only the disclosure requirements of SFAS 123 until SFAS 123R was adopted on January 1, 2006. The following table illustrates the effect on net income and on earnings per share if the fair-value-based method had been applied to all outstanding and unvested awards in periods prior to January 1, 2006.

	Restated 2005	Restated 2004
	€000	€000
Net loss attributable to common shareholders under US GAAP
As reported (restated)	(294,353)	13,187
Add: Stock based employee compensation expense included in reported net loss	17,696	259
Deduct: Total stock based employee compensation expense determined under fair value based method for all awards	(1,316)	(1,073)
Pro forma (restated)	€(277,973)	€12,373

Pension costs and termination indemnities—information required by SFAS No. 87, SFAS No. 88, SFAS No. 106 and SFAS No. 132 amended by SFAS No. 158

The components of the defined benefit net pension expense for the Group’s defined benefit plans, termination indemnities and post retirement healthcare defined benefit plans, under US GAAP, for the years ended December 31, 2006, 2005 and 2004 are estimated to be as follows:

	2006	2005	2004
	€000	€000	€000
Service cost	52,285	37,450	38,470
Interest cost	89,857	57,731	56,282
Expected return on plan assets	(80,614)	(44,259)	(40,627)
Amortization of unrecognized transition obligation or asset	—	112	—
Recognized gains and losses	936	5,453	61
Recognized prior service cost	1,172	(451)	57
Gain due to settlement or curtailment	(366)	(2,564)	(636)
	€63,270	€53,472	€53,607

Smurfit Kappa Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

37 Differences Between Accounting Principles Generally Accepted in Ireland and in the United States—(continued)

The estimated fund status of the Group’s defined benefit plans, termination indemnities and post retirement healthcare defined benefit plans under US GAAP was as follows:

	2006	2005
	€000	€000
Change in benefit obligation
Benefit obligation at beginning of year	2,043,374	1,123,272
Service cost	52,285	37,450
Interest cost	89,857	57,731
Contributions by plan participants	9,542	7,180
Actuarial gains and losses	(60,309)	89,686
Benefits paid	(95,091)	(58,201)
Curtailments and settlements	(7,690)	(8,997)
Plan amendments	1,957	(61)
Acquisitions	—	799,806
Disposals	(13,446)	(29,741)
Adjustment to fair value	(27,458)	—
Currency adjustments	6,514	25,249
Benefit obligation at end of year	1,999,535	2,043,374
Change in plan assets
Fair value of plan assets at beginning of year	1,319,191	655,105
Actual return on assets	105,252	121,834
Contributions by employer	87,885	51,077
Contributions by plan participants	9,542	7,180
Benefits paid	(95,091)	(58,201)
Curtailments and settlements	(3,501)	(3,048)
Acquisitions	—	536,793
Disposals	(9,500)	(7,705)
Adjustment to fair value	(2,511)	—
Currency adjustment	7,979	16,156
Fair value of plan assets at end of year	1,419,246	1,319,191
Funded status of the plans	€(580,289)	€(724,183)
Amounts available to be applied as an increase/(reduction) of future pension costs:
Unrecognized actuarial gains or losses	N/A *	(7,003)
Unrecognized prior service cost	N/A *	(1,535)
Minimum pension liability	N/A *	(6,020)
(Accrued) pension costs	N/A *	€(738,741)

*                    N/A—Not applicable. In accordance with the provisions of SFAS No. 158, under US GAAP the funded status would be recognized in the Consolidated Balance Sheets and any unrecognized gains/(losses), prior service costs/(credits) and transition assets/(obligations) would be recognized in

Smurfit Kappa Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

37 Differences Between Accounting Principles Generally Accepted in Ireland and in the United States—(continued)

the Consolidated Statement of Shareholders’ Equity at December 31, 2006. In addition, the minimum pension liability would be eliminated upon the adoption of SFAS No. 158.

The following table presents a reconciliation of the (accrued) benefit cost for the Group’s defined benefit plans, termination indemnities and post retirement healthcare defined benefit plans under US GAAP:

2006
€000
(Accrued) pension cost at beginning of year	(738,741)
Net periodic cost	(63,270)
Employer contributions	87,885
Disposals	2,962
Adjustment to fair value	24,947
Amount recognized in accumulated other comprehensive income upon the adoption of SFAS No. 158	99,038
Minimum pension liability charge for the year	1,066
Minimum pension liability eliminated upon the adoption of SFAS No. 158	4,954
Currency adjustment	870
Funded status of the plans at end of year	€(580,289)

The following table presents the amounts that would be recognized in the Consolidated Balance Sheets for the Group’s defined benefit plans, termination indemnities and post retirement healthcare defined benefit plans at December 31, 2006 under US GAAP:

2006
€000
Non current assets	17,778
Current liabilities	(36,811)
Non current liabilities	(561,256)
€(580,289)

The following table presents the pre-tax net actuarial (gain) and prior service (credit) that would be recognized in the accumulated other comprehensive income amounts not affecting retained earnings for the Group’s defined benefit plans, termination indemnities and post retirement healthcare defined benefit plans under US GAAP at December 31, 2006:

2006
€000
Net actuarial (gain)	(98,471)
Prior service (credit)	(567)
€(99,038)

Smurfit Kappa Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

37 Differences Between Accounting Principles Generally Accepted in Ireland and in the United States—(continued)

The following table presents the change in the accumulated other comprehensive income amounts that would be recognized under SFAS 158:

2006
€000
Accumulated other comprehensive income at beginning of year	—
(Decrease) due to adoption of SFAS No. 158	(99,038)
€(99,038)

The following table presents the estimated actuarial net (gain) and estimated prior service (credits) of the Group’s benefit plans that will be amortized from accumulated gains and (losses) not affecting retained earnings into net periodic cost/(income) under US GAAP and recorded in the Consolidated Statements of Operations in 2007:

2007
€000
Net actuarial (gain)	(2,566)
Prior service (credit)	(152)
€(2,718)

The Group’s postretirement healthcare defined benefit schemes are in the US. The estimated fund status of these schemes at December 31, 2006 was €1,994,000 (2005: €2,412,000).

Plan assets less than projected benefit obligations include overfunded plans at December 31, 2006, €17,778,000 (2005: €3,200,000) and underfunded plans at December 31, 2006 of €598,067,000 (2005: €727,383,000).

The following assumptions were used to determine the defined benefit expense for the Group.

	2006	2005	2004
Weighted average assumed discount rate	4.6%	4.9%	5.5%
Weighted average rates of compensation increase	3.0%	3.1%	3.3%
Weighted average expected long term rates of return on plan assets	6.1%	6.1%	6.7%

The calculation of the projected benefit obligation at December 31, 2006 assumed a discount rate of approximately 5.0% (2005: 4.6%) and a compensation increase of 3.2% (2005: 3.0%).

The assets of the plans are invested primarily in equities, fixed interest securities, insurance contracts and real estate.

Smurfit Kappa Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

37 Differences Between Accounting Principles Generally Accepted in Ireland and in the United States—(continued)

The weighted-average asset allocations at December 31, 2006 and 2005 by asset category of the defined benefit pension schemes is shown below:

	Plan assets
		Percentage of Plan
	Target	Assets at December 31,
	Allocation	2006	2005
Equity securities	15-80%	48%	50%
Debt securities	20-85%	39%	38%
Real Estate	0-10%	7%	6%
Other	0-10%	6%	6%
Total		100%	100%

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

The Group’s expected return on assets of the defined benefit schemes is based on recommendations from the plan actuaries, having considered anticipated future long term performance of individual asset classes. Consideration is also given to the appropriate asset allocation strategy, given the anticipated requirements of the plan to determine the average rate of return expected on the funds invested to provide for the pension plan benefits. While appropriate consideration is given to recent fund performance and historical returns, the assumption is primarily a long-term, prospective rate. Based on our most recent study, the expected long term return assumption effective January 1, 2007 will be 6.3%.

The expected employee and employer contributions to the funded defined benefit plans are anticipated to be €11,616,000 and €48,330,000 respectively for the year ended December 31, 2007. The expected employer contributions to the unfunded defined benefit plans is expected to be €36,281,000 for the year ended December 31, 2007. The accumulated benefit obligation of all schemes at December 31, 2006 is €1,754,838,000 (2005: €1,819,813,000).

Smurfit Kappa Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

37 Differences Between Accounting Principles Generally Accepted in Ireland and in the United States—(continued)

Expected future benefit payments for each of the next five fiscal years and in the aggregate for the five fiscal years thereafter are shown below:

Year	Benefit Payments
€000
2007	90,331
2008	95,292
2009	100,080
2010	103,751
2011	110,758
2012 - 2016	571,308

Business Combinations—Additional Information Required

Pro-forma sales and net income/(loss) for Group under US GAAP for the year ended December 31, 2005 were €7,022 million (unaudited) and (€141.6) million (unaudited), respectively (2004: €7,649 million (unaudited) and net income of €63.8 million (unaudited), respectively). Pro forma net income for 2005 includes early debt extinguishment costs of €104.7 million (unaudited) which are not expected to reoccur.

US GAAP Restatement Items

The following is an extract from Note 35 to the consolidated financial statements included in our report Form 20-F/A, which was filed on November 24, 2006. These restatement items were adjusted in that Form 20-F/A filing.

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

US GAAP requires parent company third party debt and associated issue costs to be pushed down to the reporting entity under certain circumstances. Accordingly, on analysis of parent company third party debt, the Group considers it appropriate to adopt pushdown accounting in respect of the issuance of PIK notes by SKGL with regard to the Kappa acquisition. This resulted in a cumulative increase in third party debt of €89,620,000 as of December 31, 2005 leading to a reduction in income of €667,000 and a reduction in shareholders’ equity reported under US GAAP of €89,620,000. The Group has also pushed down debt issue costs of €8,330,000 related to the €325,000,000 PIK notes issued by JSG Holdings which leads to an

Smurfit Kappa Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

37 Differences Between Accounting Principles Generally Accepted in Ireland and in the United States—(continued)

increase in net loss of €751,000 for the year ended December 31, 2005 and an increase in deferred debt issue costs and an increase in shareholders’ equity reported under US GAAP of €7,579,000. These restatements did not impact the consolidated statement of operations, balance sheet or cash flows for the years ended December 31, 2004 and 2003 as presented in accordance with US GAAP.

Under US GAAP the functional currency of the Group’s Latin American operations is the local currency of each of the countries in which it operates. The Group did not meet the criteria for net investment hedge accounting using a tandem currency debt instrument under US GAAP and as a result the Group has restated the statements of operations and other comprehensive income reclassifying the translation gains and losses on the debt instrument. For 2003 and 2004 net income under US GAAP increased by €116,054,000 and €44,056,000 with a corresponding decrease in other comprehensive income. For 2005 net income under US GAAP decreased by €66,808,000 with a corresponding increase in other comprehensive income. These restatements do not impact the shareholders’ equity or cash flows reported under US GAAP for any of the years presented.

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

38 New Accounting Standards

US GAAP

In February 2006, the Financial Accounting Standards Board (‘FASB’) issued SFAS No. 155, ‘Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140,’ (‘SFAS 155’). SFAS 155 amends SFAS No. 133, ‘Accounting for Derivative Instruments and Hedging Activities,’ and SFAS No. 140, ‘Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities.’ SFAS 155 resolves issues addressed in Statement 133 Implementation Issue No. D1, ‘Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.’ Among other provisions, the new rule (a) permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, (b) clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133, (c) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, (d) clarifies that concentrations of credit risk in the form of subordination are not embedded derivates, and (e) amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS 155 is effective for fiscal years beginning after September 15, 2006 and is required to be adopted by the Group in the first quarter of fiscal year 2007, beginning January 1, 2007. We are currently evaluating the effect that the adoption of SFAS 155 will have on our consolidated results of operations, financial position and cash flows, but we do not expect it to have a material impact.

Smurfit Kappa Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

38 New Accounting Standards—(continued)

In March 2006, the FASB issued SFAS No. 156, ‘Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140,’ (‘SFAS 156’). SFAS 156 amends SFAS No. 140, ‘Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,’ with respect to the accounting for separately recognized servicing assets and servicing liabilities. SFAS 156 is effective for fiscal years beginning after September 15, 2006 and is required to be adopted by the Group in the first quarter of fiscal year 2007, beginning January 1, 2007. The Group is currently evaluating the effect that the adoption of SFAS 156 will have on our consolidated results of operations, financial position and cash flows, but we do not expect it to have a material impact.

In July 2006, the FASB issued Final Interpretation No. 48, ‘Accounting for Uncertainty in Income Taxes’ (‘FIN 48’). FIN 48 is an interpretation of FASB Statement No. 109, ‘Accounting for Income Taxes’. FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The provisions of FIN 48 are effective from January 1, 2007. Differences between the amounts recognized in the Consolidated Balance Sheets prior to the adoption of FIN 48 and the amounts reported after adoption will be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. We are currently evaluating the impact of adopting FIN 48 on our financial statements.

In September 2006, the FASB issued SFAS No. 157, ‘Fair Value Measurements’ (‘SFAS 157’). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 does not require any additional fair value measurements; however it eliminates inconsistencies in the guidance provided in previous accounting pronouncements. We expect to adopt SFAS 157 effective January 1, 2008, as required. We are currently evaluating the impact of adopting SFAS 157, but do not expect its adoption to have a material impact on our consolidated financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 158, ‘Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—An Amendment of FASB No. 87, 88, 106 and 132(R)’ (SFAS 158). SFAS 158 requires that the funded status of defined benefit postretirement plans (other than multiemployer plans) be recognized on the Group Consolidated Balance Sheet, and that changes in the funded status be reflected in comprehensive income in the year in which the changes occur; effective fiscal years ending after June 15, 2007. The standard also requires companies to measure the funded status of these plans as of the date of its fiscal year-end, effective for years ending after December 15, 2008. For both of these changes early adoption is encouraged. We adopted SFAS 158 with effect from January 1, 2006 in our US GAAP financial statements. The adoption of SFAS, changing from the corridor approach to the recognition of the full liability resulted in a reduction in the liability of €104 million—see Note 37.

In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (‘SAB’) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”, to eliminate the diversity of practice surrounding how public companies quantify financial statement misstatements. Traditionally, there have been two widely-recognized methods for quantifying the effects of financial statement misstatements: the ‘roll-over’ method and the ‘iron curtain’ method. The roll-over method focuses primarily on the impact of a misstatement on the income statement, including the reversing effect of prior year misstatements, but its use can lead to the

Smurfit Kappa Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

38 New Accounting Standards—(continued)

accumulation of misstatements in the balance sheet. The iron-curtain method, on the other hand, focuses primarily on the effect of correcting the period-end balance sheet with less emphasis on the reversing effects of prior year errors on the income statement. In SAB No. 108, the SEC Staff established an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each financial statement and the related financial statement disclosures. This model is commonly referred to as a ‘dual approach’ because it requires quantification of errors under both the iron curtain and the roll-over methods. The Group adopted SAB No. 108 in the fourth quarter of 2006. This adoption did not have a material impact on the Group’s consolidated results of operations, financial position or cash flows.

International Financial Reporting Standards

In 2002 the European Union issued regulations requiring all companies with securities admitted to trading on a regulated market in any European Economic Area (EEA) State to prepare their financial statements in accordance with accounting standards issued by the International Accounting Standards Board (IASB). For Irish public limited companies with equity securities publicly traded, the regulations apply for accounting periods starting on or after January 1, 2005. For Irish public limited companies whose debt securities only are publicly traded the regulations may be applied for accounting periods starting on or after January 1, 2007. Our equity and debt securities are not traded on a regulated market of an EEA Member State, however we will prepare financial statements in accordance with standards issued by the IASB with effect from January 1, 2007.

39 Post Balance Sheet Events

Facture Fire

A fire occurred in an electrical station in early January 2007 and shut down one of the larger machines in the Group’s Facture operations.  The machine re-opened in mid April.  The situation was insured, and the Directors believe that the overall impact on the Group’s results will not be significant.

Initial Public Offering

On March 14, 2007, SKG completed an initial public offering, with the placing to institutional investors of 78,787,879 new ordinary shares in SKG plc (the “Ordinary Shares”), a company formed in January 2007 as the ultimate holding company for the Group. This offering, together with the issue of an additional 11,818,181 Ordinary Shares, generated gross proceeds of €1,495 million, which were used by us to repay certain debt obligations and to prepay the shareholder PIK note issued in connection with the Merger. Trading in the shares (“Admission”) on the Irish Stock Exchange and on the London Stock Exchange commenced on March 20, 2007. The additional shares were issued on Admission by Deutsche Bank acting as stabilizing manager under an over-allocation option representing shares up to a maximum of 15% of the total number of shares comprised in the initial public offering.

Smurfit Kappa Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

40 Organizational Structure

Each of SKG plc, SKGL, SK Holdings, SKCL, SK Funding and  SK Acquisitions are holding companies with no operations of their own. A listing of our principal subsidiaries is set out below.

Subsidiaries	Principal Activities	Country of Incorporation	Holding %
Carton de Colombia, S.A.	Manufacture of paperboard and	Colombia	70
Apartado Aereo 219, Cali, Colombia	packaging products
Carton de Venezuela, S.A	Manufacture of paperboard and	Venezuela	88
Apartado Aereo 609, Caracas, Venezuela	packaging products
Grupo Smurfit Mexico, S.A. de C.V.	Manufacture of paperboard and	Mexico	100
Jaime Balmes, No. 11 Torre D. 7 Piso, Col. Los Morales Polanco 11510, Mexico D.F., Mexico	packaging products
Kappa Kraftliner AB	Manufacture of containerboard	Sweden	100
SE-941 86, Piteå, Sweden	and holding company for operations in Sweden and other countries which manufacture specialty papers and packaging products
Smurfit Kappa Packaging Nederland B.V.	Holding company for Dutch	Netherlands	100
Dr. Holtroplaan 5, 5652 Eindhoven The Netherlands	operations which manufacture containerboard, solid board and packaging products
Nettingsdorfer Papierfabrik AG & Co KG	Manufacture of containerboard	Austria	100
A-4054 Nettingsdorf-Fabrik, Austria	and holding company for Austrian operations which manufacture corrugated board
Smurfit, S.A.	Manufacture of paperboard and	Argentina	100
Paque Saenz Pena 308—8th Floor, Buenos Aires, Argentina	packaging products
Smurfit Capital Funding Limited	Finance company	Ireland	100
Beech Hill, Clonskeagh, Dublin 4, Ireland
Smurfit Deutschland GmbH & Co KG	Holding company for German	Germany	100
Tilsiter Strasse 144, 22047 Hamburg, Germany	operations which manufacture paperboard and packaging products
Smurfit International B.V.	Principal international holding	The	100
Fred Roeskestraat 123, 1076 EE Amsterdam, The Netherlands	company	Netherlands

Smurfit Kappa Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

40 Organizational Structure—(continued)

Subsidiaries	Principal Activities	Country of Incorporation	Holding %
Smurfit International France S.A.	Holding company for French	France	100
2 rue Goethe, 75116 Paris, France	operations whose activities are the manufacture of paperboard and packaging products
Smurfit Investments UK Limited	Holding company for UK	United	100
Darlington Road, West Auckland, Bishop Auckland, Co. Durham DL14 9PE, United Kingdom	operations whose principal activities are the manufacture of paperboard and packaging products	Kingdom
Smurfit Kappa Ireland Limited	Manufacture of paperboard and	Ireland	100
Beech Hill, Clonskeagh, Dublin 4, Ireland	packaging products and printing
Smurfit Nervion, S.A.	Manufacture of sack paper and	Spain	99
B Arriandi s/n, 48215 lurreta, Vizcaya, Spain	holding company for Spanish, Portuguese and sack converting operations whose principal activities are the manufacture of paperboard, packaging and paper sack products
Smurfit SISA, S.p.A	Manufacture of paperboard and	Italy	90
Strada Serravalle 30, 15067 Novi Ligure (AL), Italy	packaging products

Smurfit Kappa Funding plc and Subsidiary Companies

Valuation and Qualifying Accounts

Schedule II-I

Description

		Additions
	Balance at	charged to		Acquisitions	Balance at
	beginning of	costs and	Exchange	and	end of
	year	expenses	differences	Deductions	year
	€000	€000	€000	€000	€000
Year ended December 31, 2004
Provision for bad and doubtful debts	€54,840	€4,048	€(385)	€(5,593)	€52,910

		Additions
	Balance at	charged to		Acquisitions	Balance at
	beginning of	costs and	Exchange	and	end of
	year	expenses	differences	Deductions	year
	€000	€000	€000	€000	€000
Year ended December 31, 2005
Provision for bad and doubtful debts	€52,910	€(7,146)	€959	€(892)	€45,831

		Additions
	Balance at	charged to		Acquisitions	Balance at
	beginning of	costs and	Exchange	and	end of
	year	expenses	differences	Deductions	year
	€000	€000	€000	€000	€000
Year ended December 31, 2006
Provision for bad and doubtful debts	€45,831	€1,726	€(316)	€(4,973)	€42,268

S-1

Smurfit Kappa Acquistions and Subsidiary Companies

Valuation and Qualifying Accounts

Schedule II-II

Description

		Additions
	Balance at	charged to		Acquisitions	Balance at
	beginning of	costs and	Exchange	and	end of
	year	expenses	differences	Deductions	year
	€000	€000	€000	€000	€000
Year ended December 31, 2004
Provision for bad and doubtful debts	€54,840	€4,048	€(385)	€(5,593)	€52,910

		Additions
	Balance at	charged to		Acquisitions	Balance at
	beginning of	costs and	Exchange	and	end of
	year	expenses	differences	Deductions	year
	€000	€000	€000	€000	€000
Year ended December 31, 2005
Provision for bad and doubtful debts	€52,910	€(7,146)	€959	€(892)	€45,831

		Additions
	Balance at	charged to		Acquisitions	Balance at
	beginning of	costs and	Exchange	and	end of
	year	expenses	differences	Deductions	year
	€000	€000	€000	€000	€000
Year ended December 31, 2006
Provision for bad and doubtful debts	€45,831	€1,726	€(316)	€(4,973)	€42,268

S-2